As filed with the Securities and Exchange Commission on November 18, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(with respect to common stock that may be offered in the exchange offer)

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(with respect to common stock that may be distributed as a pro rata distribution)

Magallanes, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	4841 (Primary Standard Industrial Classification Code Number)	87-0943087 (I.R.S. Employer Identification No.)

One AT&T Plaza

208 South Akard Street

Dallas, Texas 75202

Telephone: (210) 821-4105

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stacey S. Maris

Senior Vice President, Deputy General Counsel and Secretary

AT&T Inc.

One AT&T Plaza

208 South Akard Street

Dallas, Texas 75202

(210) 821-4105

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Eric M. Krautheimer, Esq. Patrick S. Brown, Esq. Melissa Sawyer, Esq. Sullivan & Cromwell LLP 125 Broad St. New York, New York 10004 (212) 558-4000	Savalle Sims, Esq. Executive Vice President and General Counsel Discovery, Inc. 230 Park Avenue South New York, New York 10003 (212) 548-5555	Matthew E. Kaplan, Esq. Jonathan E. Levitsky, Esq. Sue Meng, Esq. Jeffrey J. Rosen, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the transactions contemplated by the Exchange Offer and Agreement and Plan of Merger, dated as of May 17, 2021, described in the enclosed registration statement have been satisfied or waived.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common stock, par value $0.01 per share	1,702,536,808	$27.76	$47,262,421,770.91	$4,381,226.50

(1)

Represents an estimate of the maximum number of shares of Magallanes, Inc. common stock, par value $0.01 per share, to be issuable upon completion of the transactions contemplated by the Separation and Distribution Agreement, dated as of May 17, 2021, described in the enclosed registration statement. The shares of Magallanes, Inc. common stock will be converted into shares of Series A common stock of Warner Bros. Discovery, Inc. (the combined company, “WBD”) upon completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 17, 2021 (the “Merger Agreement”), described in the enclosed registration statement. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers an indeterminate number of additional shares of common stock of Magallanes, Inc. as may be issuable as a result of stock splits, stock dividends or the like.

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) and Rule 457(f) under the Securities Act based on $27.76, the average of the high and low prices of shares of Series A common stock of Discovery, Inc., as reported on the Nasdaq Global Select Market on November 16, 2021, which amount represents the aggregate value of the shares of common stock of AT&T Inc. to be acquired in the Exchange Offer described in this registration statement, assuming AT&T Inc. elects to offer all of the shares of Magallanes, Inc. in the Exchange Offer, the Exchange Offer is fully subscribed and there is no discount to the per-share value of Series A common stock of Discovery, Inc. The entire filing fee applicable to the issuance of shares of Series A common stock of WBD in the transactions contemplated by the Merger Agreement was paid in connection with Discovery, Inc.’s Registration Statement on Form S-4 (Registration No. 333-261188), which was filed on November 18, 2021. Because the shares of common stock of Magallanes, Inc. that will be exchanged for shares of common stock of AT&T Inc. (or distributed to eligible stockholders of AT&T Inc. in a pro rata distribution, if any) will immediately be converted into shares of Series A common stock of WBD pursuant to the Merger Agreement, Magallanes, Inc. has not remitted a separate filing fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Magallanes, Inc., a Delaware corporation (“Spinco”), which is a wholly owned subsidiary of AT&T Inc., a Delaware corporation (“AT&T”), is filing this registration statement on Form S-4 and Form S-1 (Reg. No. 333-                ) to register the offer of shares of common stock, par value $0.01 per share, of Spinco (“Spinco common stock”), which shares will be distributed to AT&T stockholders in connection with a transaction whereby Drake Subsidiary, Inc., a Delaware corporation (“Merger Sub”), which is a direct, wholly owned subsidiary of Discovery, Inc., a Delaware corporation (“Discovery”), to be renamed Warner Bros. Discovery, Inc. (“WBD”) in connection with the completion of the transactions described herein, will merge with and into Spinco, and the separate corporate existence of Merger Sub will cease and Spinco will continue as the surviving company and a wholly owned subsidiary of WBD (the “Merger”).

Prior to the Merger, subject to the terms of the Separation Agreement (as defined herein), AT&T will transfer certain assets, liabilities and entities composing the WarnerMedia business of AT&T (such business to be transferred, the “WarnerMedia Business”) to Spinco or its subsidiaries. In exchange therefor, AT&T will receive shares of Spinco common stock, as well as the Special Cash Payment (as defined herein) and, in addition, the Additional Amount (as defined herein), which is expected to include Spinco Debt Securities (as defined herein), and the shares of Spinco common stock will be distributed to AT&T stockholders as provided below. As a result of the Merger, the existing shares of Spinco common stock will automatically convert into the right to receive shares of WBD common stock (as defined herein).

Spinco is a newly formed, wholly owned subsidiary of AT&T that was organized specifically for the purpose of effecting the Separation (as defined herein). Spinco has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Transactions (as defined herein). The shares of Spinco common stock will be immediately converted into shares of WBD common stock upon completion of the Merger. Spinco is filing the enclosed registration statement on Form S-4 and Form S-1 (Reg. No. 333-                ) to register the issuance of shares of Spinco common stock to be distributed to AT&T stockholders. In addition, Discovery is filing a proxy statement/prospectus on Form S-4 (Registration No. 333-            ) that relates to the special meeting of Discovery stockholders to approve the reclassification and issuance of WBD common stock pursuant to the Merger Agreement.

AT&T announced on May 17, 2021 that its board of directors (“AT&T Board”) had approved the separation of Spinco. Based on market conditions prior to the closing of the Merger, AT&T will determine whether the shares of Spinco common stock will be distributed to AT&T stockholders in a pro rata distribution or an exchange offer and if conducted as an exchange offer, the terms thereof (including whether to offer any discount for shares of Spinco common stock). Spinco and Discovery are filing their registration statements (including this registration statement) under the assumption that the distribution of Spinco common stock will occur through an exchange offer where AT&T will offer to its stockholders the option to exchange all or a portion of their shares of AT&T common shares, par value $1.00 per share (“AT&T common stock”), for shares of Spinco common stock, which would automatically convert into shares of WBD common stock in the Merger (the “Exchange Offer”). As a result, there would be a reduction in the issued and outstanding shares of AT&T common stock. If the Exchange Offer is not fully subscribed because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged, then AT&T would distribute the remaining shares of Spinco common stock owned by AT&T on a pro rata basis to AT&T stockholders as of the Distribution record date (as defined herein), subject to the fact that such stockholders will have waived their rights to receive shares in such distribution with respect to any shares of AT&T common stock tendered and accepted in the Exchange Offer (a “Clean-Up Spin-Off”). AT&T stockholders whose shares are accepted in the Exchange Offer will waive their rights to receive shares of Spinco common stock in a Clean-Up Spin-Off with respect to those shares tendered in the Exchange Offer. However, AT&T may elect to effect the distribution of Spinco common stock by way of a pro rata distribution instead of the Exchange Offer if it determines that doing so would be in the best interests of AT&T and its stockholders based on market conditions prior to the closing of the Merger. In a pro rata distribution, all AT&T stockholders would receive a pro rata number of shares of Spinco common stock. No final decision has been made about the form of distribution or the final terms of any exchange offer (including whether to offer any discount for shares of Spinco common stock). Once a final decision is made regarding the manner of distribution of the shares of Spinco common stock, this registration statement on Form S-4 and Form S-1 and Discovery’s registration statement on Form S-4 will be amended to reflect that decision, if necessary. It is not expected that AT&T’s decision to effect the distribution of the shares of Spinco common stock solely through a pro rata distribution instead of through the Exchange Offer and a potential Clean-Up Spin-Off would have a material impact on WBD or on Discovery stockholders.

The information in this prospectus is not complete and may change. The Exchange Offer and issuance of securities being registered pursuant to the registration statement of which this prospectus forms a part may not be completed until the registration statement is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2021

PRELIMINARY PROSPECTUS—OFFER TO EXCHANGE

AT&T Inc.

Offer to Exchange all Shares of Common Stock of

MAGALLANES, INC.

which are owned by AT&T Inc.

and will be converted into Shares of Series A Common Stock of

WARNER BROS. DISCOVERY, INC.

for

Common Shares of AT&T Inc.

AT&T Inc. (“AT&T”) is offering to exchange all shares of common stock (“Spinco common stock”) of Magallanes, Inc. (“Spinco”) owned by AT&T for common shares of AT&T, par value $1.00 per share (“AT&T common stock”), that are validly tendered and not properly withdrawn. The number of shares of AT&T common stock that will be accepted if the Exchange Offer (as defined below) is completed will depend on the final exchange ratio and the number of shares of AT&T common stock tendered. The terms and conditions of the Exchange Offer are described in this prospectus, which you should read carefully. None of AT&T, Spinco, Discovery, Inc., any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in the Exchange Offer. You must make your own decision after reading this prospectus and consulting with your advisors. The Exchange Offer is voluntary. If you would like to keep all of your shares of AT&T common stock, you do not need to take any action.

AT&T’s obligation to exchange shares of Spinco common stock for shares of AT&T common stock is subject to the satisfaction of certain conditions, including conditions to the completion of the Transactions (as defined below). Such conditions include approval by the stockholders of Discovery, Inc. (“Discovery”), to be renamed Warner Bros. Discovery, Inc. (“WBD”) in connection with the completion of the Transactions, of the Reclassification (as defined below) and of the issuance of shares of Series A common stock of Warner Bros. Discovery, Inc. (“WBD common stock”) in the Merger (as defined below).

The Transactions are being undertaken to transfer the WarnerMedia Business (as defined below) from AT&T to Discovery. The aggregate value of the consideration to be paid to AT&T stockholders with respect to the WarnerMedia Business in the Transactions is estimated to be approximately $                billion in value of WBD common stock (calculated based on the closing price on the Nasdaq Global Select Market (“Nasdaq”) of Discovery Series A common stock as of                 and assuming a Share Issuance (as defined below) of                 ) issuable to AT&T stockholders that participate in the Exchange Offer or receive shares in a potential Clean-Up Spin-Off (as defined below) if the Exchange Offer is not fully subscribed because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged. Assuming no adjustment to the Special Cash Payment (as defined below) or to the Additional Amount (as defined below) including, if applicable, any Spinco Debt Securities (as defined below), this stock consideration combined with Spinco’s assumption of liabilities associated with the WarnerMedia Business, the Special Cash Payment, and the Additional Amount including, if applicable, any Spinco Debt Securities would result in an overall value of approximately $                billion received by AT&T and AT&T stockholders in connection with the Transactions.

Immediately following the distribution of shares of Spinco common stock to AT&T stockholders (the “Distribution”), a wholly owned subsidiary of Discovery, Drake Subsidiary, Inc., a Delaware corporation (“Merger Sub”), will be merged with and into Spinco, whereby the separate corporate existence of Merger Sub will cease and Spinco will continue as the surviving company and a wholly owned subsidiary of WBD (the “Merger”). In the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group (as defined below), which will be canceled and cease to exist and no consideration will be delivered in exchange therefor)

will automatically convert into the right to receive a number of shares of WBD common stock equal to the exchange ratio set forth in the Merger Agreement (the “Merger exchange ratio”). The aggregate number of shares of WBD common stock to be issued in the Merger by Discovery is expected to result in Spinco stockholders as of immediately prior to the Merger collectively holding approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification (as defined below) and the Merger collectively holding approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases. Spinco common stock will not be credited to the accounts of participants in the Exchange Offer; such participants will instead receive shares of WBD common stock in the Merger. No trading market currently exists for Spinco common stock. You will not be able to trade shares of Spinco common stock before they are converted into shares of WBD common stock in the Merger. In addition, there can be no assurance that shares of WBD common stock, when issued in the Merger, will trade at the same prices that shares of Discovery Series A common stock are traded prior to the Merger.

The value of AT&T common stock and Spinco common stock will be determined by AT&T by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) on each of the Valuation Dates (as defined below) of AT&T common stock on the New York Stock Exchange (“NYSE”) and Discovery Series A common stock on the Nasdaq on each of the last three full trading days ending on and including the second trading day preceding the expiration date of the Exchange Offer period (“Valuation Dates”), as it may be voluntarily extended. Based on an expiration date of                 , the Valuation Dates are expected to be                 ,                  and                 . See “The Exchange Offer—Terms of the Exchange Offer.”

The Exchange Offer is designed to permit you to exchange your shares of AT&T common stock for shares of Spinco common stock at a                 % discount to the per-share value of Discovery Series A common stock, calculated as set forth in this prospectus, subject to the upper limit described below. For each $100 of AT&T common stock accepted in the Exchange Offer, you will receive approximately $                of Spinco common stock, subject to an upper limit of                shares of Spinco common stock per share of AT&T common stock. The Exchange Offer does not provide for a minimum exchange ratio. See “The Exchange Offer—Terms of the Exchange Offer.” If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $                 OF SPINCO COMMON STOCK FOR EACH $100 OF AT&T COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on                  , based on the daily VWAPs of AT&T common stock and Discovery Series A common stock on                 ,                  and                 would have provided for                 shares of Spinco common stock to be exchanged for every share of AT&T common stock accepted. The value of Spinco common stock received and, following the Merger, the value of WBD common stock received may not remain above the value of AT&T common stock tendered following the expiration of the Exchange Offer.

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON                  UNLESS THE OFFER IS EXTENDED OR TERMINATED. SHARES OF AT&T COMMON STOCK TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER.

In reviewing this prospectus, you should carefully consider the “Risk Factors” beginning on page 65 of this prospectus.

We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 .

The final exchange ratio used to determine the number of shares of Spinco common stock that you will receive for each share of AT&T common stock accepted in the Exchange Offer will be announced by press release no later than 11:59 p.m., New York City time, at the end of the second trading day immediately preceding the expiration date. At such time, the final exchange ratio will be available at                  and from the information agent at the toll-free number provided on the back cover of this prospectus. AT&T will announce whether the upper limit on the number of shares that can be received for each share of AT&T common stock tendered will be in effect,                 through                  and by press release, no later than 11:59 p.m., New York City time, at the end of the second trading day immediately preceding the expiration date. Starting at the end of the third trading day of the Exchange Offer, indicative exchange ratios (calculated in the manner described in this prospectus) will also be available on that website and from the information agent at the toll-free number provided on the back cover of this prospectus.

This prospectus provides information regarding AT&T, Spinco, Discovery, the Exchange Offer, a potential Clean-Up Spin-Off and the Transactions, including the Merger. AT&T common stock is listed on the NYSE under the symbol “T.” Discovery Series A common stock is listed on Nasdaq under the symbol “DISCA.” On                  , the last reported sale price of AT&T common stock on the NYSE was $                 per share, and the last reported sale price of Discovery Series A common stock on Nasdaq was $                 per share. The market prices of AT&T common stock and of Discovery Series A common stock will fluctuate prior to the completion of the Exchange Offer and thereafter and may be higher or lower at the expiration date than the prices set forth above. No trading market currently exists for Spinco common stock. Spinco has not applied for listing of Spinco common stock on any exchange.

Immediately following the Exchange Offer, the remaining shares of Spinco common stock held by AT&T (if the Exchange Offer is not fully subscribed because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged) will be distributed in a Clean-Up Spin-Off on a pro rata basis to AT&T stockholders as of the Distribution record date, other than in respect of any shares tendered and accepted in the Exchange Offer. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. This prospectus covers all shares of Spinco common stock offered by AT&T in the Exchange Offer and all shares of Spinco common stock that may be distributed by AT&T in a potential Clean-Up Spin-Off (or, if the Exchange Offer is terminated by AT&T, in a pro rata distribution) to holders of AT&T common stock. If the Exchange Offer is terminated by AT&T without the exchange of shares (but the conditions to completion of the Transactions have otherwise been satisfied), then all shares of Spinco common stock owned by AT&T will be distributed on a pro rata basis to holders of AT&T common stock, with a Distribution record date to be announced by AT&T. See “The Exchange Offer—Distribution of Spinco Common Stock Remaining After the Exchange Offer.”

Following the completion of the Distribution, in the Merger, Merger Sub will be merged with and into Spinco, whereby the separate corporate existence of Merger Sub will cease and Spinco will continue as the surviving company and a wholly owned subsidiary of WBD. In the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock equal to the Merger exchange ratio. The aggregate number of shares of WBD common stock to be issued in the Merger by Discovery is expected to result in Spinco stockholders as of immediately prior to the Merger collectively holding approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger collectively holding approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases.

AT&T’s obligation to exchange shares of Spinco common stock for WBD common stock is subject to the conditions listed under “The Exchange Offer—Conditions to Completion of the Exchange Offer,” including the satisfaction of conditions to the Merger.

i

This prospectus incorporates by reference important business and financial information about AT&T and Discovery from documents filed with the SEC that have not been included in or delivered with this prospectus. This information is available without charge at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Where You Can Find More Information; Incorporation By Reference.”

You may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus, without charge, upon written or oral request to AT&T’s information agent, D.F. King & Co., Inc., located at 48 Wall Street, 22nd Floor, New York, NY 10005, at the telephone number (800) 290-6427 (toll-free) or (212) 269-5550 (banks and brokerage firms) or at the email address att@dfking.com. In order to receive timely delivery of the documents, you must make your requests no later than             ,         .

All information contained or incorporated by reference in this prospectus with respect to Discovery, Merger Sub and their respective subsidiaries, as well as information on Discovery after the completion of the Transactions, has been provided by Discovery. All other information contained or incorporated by reference in this prospectus with respect to AT&T, Spinco or their respective subsidiaries, or the WarnerMedia Business, and with respect to the terms and conditions of the Exchange Offer, has been provided by AT&T.

This prospectus is not an offer to buy, sell or exchange, and it is not a solicitation of an offer to buy, sell or exchange, any shares of AT&T common stock, Spinco common stock, Discovery capital stock or WBD common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. stockholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Spinco common stock that may apply in their home countries. AT&T, Spinco and Discovery cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the Exchange Offer outside of the United States.

HELPFUL INFORMATION

Certain abbreviations and terms used in the text and notes are defined below:

Abbreviation/Term	Description
Additional Amount	Means $13.0 billion, minus the Spinco Debt Securities Reduction Amounts, plus any positive Reallocation Amounts, minus the absolute value of any negative Reallocation Amounts

Advance/Newhouse	ANP and ANPP

Ancillary Agreements	The Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property License Agreement, the Transition Services Agreement and the other agreements mutually agreed to by the parties pursuant to or in connection with the Transactions

ANP	Advance/Newhouse Partnership, a New York partnership

ANPP	Advance/Newhouse Programming Partnership, a New York partnership

A/N Voting Agreement	The Voting Agreement, dated as of May 17, 2021, by and among Discovery, AT&T, Spinco, ANPP and ANP (as it may be amended from time to time)

AT&T	Depending on context, either AT&T Inc. or AT&T Inc. and its consolidated subsidiaries

AT&T common stock	The common shares, par value $1.00 per share, of AT&T Inc.

AT&T Group	AT&T and each of its subsidiaries and any legal predecessors thereto, but excluding any member of the Spinco Group

Clean-Up Spin-Off	If the Exchange Offer is not fully subscribed, the distribution by AT&T following the completion of the Exchange Offer of the remaining shares of Spinco common stock owned by AT&T on a pro rata basis to AT&T stockholders as of the Distribution record date (subject to the fact that such stockholders will have waived their rights to receive shares in the distribution with respect to any shares of AT&T common stock tendered and accepted in the Exchange Offer)

Consent Agreement	The Consent Agreement, dated as of May 17, 2021, by and among Discovery, ANPP and ANP (as it may be amended from time to time)

Discovery	Depending on context, either Discovery, Inc. or Discovery, Inc. and its consolidated subsidiaries

Discovery bylaws	The amended and restated bylaws of Discovery, effective as of November 10, 2020

Discovery charter	The restated certificate of incorporation of Discovery, as amended

Abbreviation/Term	Description
Discovery equity adjustment ratio	The number, (1) the numerator of which is the volume-weighted average price of a share of AT&T common stock on NYSE trading on the “regular way” basis (inclusive of Spinco value) on the NYSE for each of the ten trading days ending on the last trading day preceding the Distribution Date, and (2) the denominator of which is the volume-weighted average price of a share of WBD common stock on Nasdaq trading on the “regular way” basis (inclusive of Spinco value) on Nasdaq for each of the ten trading days starting on the first trading day following the Distribution Date

Discovery record date	The record date to be established for the Discovery special meeting

Distribution	The distribution by AT&T, pursuant to the Separation Agreement, of 100% of the shares of Spinco common stock to AT&T stockholders in the Exchange Offer with a Clean-Up Spin-Off to the extent required, or in a pro rata distribution

Distribution Date	The date, as shall be determined by the board of AT&T, on which the Distribution takes place

Distribution record date	The record date to be established for any pro rata distribution of shares

Employee Matters Agreement	The Employee Matters Agreement, dated as of May 17, 2021, by and among AT&T, Spinco and Discovery

Exchange Offer	The exchange offer whereby AT&T will offer to its stockholders (on the terms, and subject to the conditions, described herein) the ability to exchange all or a portion of their shares of AT&T common stock for shares of Spinco common stock, which Spinco common stock will be immediately exchanged for WBD common stock in the Merger

Malone Voting Agreement	The Voting Agreement, dated as of May 17, 2021, by and among Discovery, AT&T, Spinco, John C. Malone, the John C. Malone 1995 Revocable Trust, the Malone Discovery 2021 Charitable Remainder Unitrust and the Malone CHUB 2017 Charitable Remainder Unitrust (as it may be amended from time to time)

Merger Agreement	The Agreement and Plan of Merger, dated as of May 17, 2021, by and among Discovery, Merger Sub, AT&T and Spinco (as it may be amended from time to time)

Merger Sub	Drake Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Discovery

Par Exchange Requirement	The requirement that the fair market value of the Spinco Debt Securities be equal to the face value of the Spinco Debt Securities such that the Spinco Debt Securities may be resold to the public at par on the date of issuance

Pricing Date	Means the pricing date with respect to any proposed issuance of any Spinco Debt Securities issued to AT&T such that the principal amount of such issuance, together with the aggregate amount of Spinco Debt Securities issued prior to such date, would equal the Additional Amount

Reallocation Amount	Means an amount (which may be positive or negative) equal to: (1) $30.0 billion minus (2) AT&T’s good faith estimate of the aggregate basis for U.S. federal income tax purposes of the assets to be contributed to Spinco pursuant to the Separation Plan

Abbreviation/Term	Description
Reclassification	The reclassification and conversion of Discovery capital stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter into such number of shares of WBD common stock as set forth in the Merger Agreement

Separation	The transfer of the WarnerMedia Assets that are not already owned by members of the Spinco Group to members of the Spinco Group and the assumption of the WarnerMedia Liabilities that are not already owed by or otherwise the responsibility of members of the Spinco Group by members of the Spinco Group, and the transfer of Excluded Assets that are not already owned by members of the AT&T Group to members of the AT&T Group and the assumption of the Excluded Liabilities that are not already owed by or otherwise the responsibility of members of the AT&T Group by the AT&T Group, including the steps contemplated by the Separation Plan

Separation Agreement	The Separation and Distribution Agreement, dated as of May 17, 2021, by and among Discovery, AT&T and Spinco (as it may be amended from time to time)

Separation Date	The effective date of the Separation

Separation Plan	AT&T’s plan with respect to the transfer and/or assignment and assumption of WarnerMedia Assets, WarnerMedia Liabilities, Excluded Assets and Excluded Liabilities, as further described in the Separation Agreement

Share Issuance	The issuance of shares of WBD common stock to the stockholders of Spinco in the Merger

Special Cash Payment	A special cash payment from Spinco to AT&T in an amount equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments as described in “The Separation Agreement—The Separation—Special Cash Payment, Payment of the Additional Amount and Post-Closing Adjustments”

Spinco	Magallanes, Inc., a Delaware corporation and currently a wholly owned subsidiary of AT&T

Spinco common stock	The common stock, par value $0.01 per share, of Spinco

Spinco Debt Financing	The indebtedness for borrowed money incurred in connection with the Financing, as described in “Debt Financing”

Spinco Debt Securities	The debt securities issued by Spinco to AT&T
Spinco Debt Securities Reduction Amounts	Means (1) $5,753,424.66 multiplied by (2) the actual number of days elapsed beginning on the first business day after the regulatory approvals (other than the IRS approval) through and until the Pricing Date

Spinco Employee	Means, collectively, each employee of the Spinco Group as of the Distribution Date, including any such employees who are on an approved leave at such time and any AT&T employees transferred to the Spinco Group prior to the Distribution Date, other than employees employed by the Spinco Group who do not provide substantial services relating to the WarnerMedia Business as of immediately prior to the Distribution Date

Abbreviation/Term	Description
Spinco Group	Spinco and its subsidiaries, after giving effect to the Separation

Transaction Documents	The Merger Agreement, the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the A/N Voting Agreement, the Malone Voting Agreement, the Consent Agreement and the other Ancillary Agreements

Transactions	The transactions contemplated by the Transaction Documents, which provide for, among other things, the Separation, the Special Cash Payment, the Distribution, the Reclassification, the Merger and the payment of the Additional Amount, as described in “The Transactions”

WarnerMedia Assets	The assets allocated to Spinco and the members of the Spinco Group described in “The Separation Agreement—The Separation—Transfer of Assets”

WarnerMedia Business	Certain assets, liabilities and entities composing the WarnerMedia business of AT&T

WarnerMedia Liabilities	The liabilities allocated to Spinco and the members of the Spinco Group described in “The Separation Agreement—The Separation—Assumption of Liabilities”

WBD	Warner Bros. Discovery, Inc., the combined company upon the completion of the Transactions

WBD charter	The second restated certificate of incorporation of WBD, which will effect the Reclassification and be the certificate of incorporation of the combined company

WBD common stock	The Series A common stock of WBD, par value $0.01 per share, following the Reclassification

QUESTIONS AND ANSWERS

The following are brief answers to common questions that you may have regarding the Transactions, the consideration to be received in the Transactions and the Exchange Offer (as discussed below). The questions and answers in this section may not address all questions that might be important to you as an AT&T stockholder. To better understand these matters, and for a description of the legal terms governing the Transactions, please read carefully and in its entirety this prospectus, including the annexes hereto, and the documents incorporated by reference herein, as well as the registration statement of which this prospectus forms a part, including the exhibits to the registration statement. See “Where You Can Find More Information; Incorporation by Reference.”

Questions and Answers about the Transactions

Q:    What are the Transactions described in this prospectus?

A:    On May 17, 2021, AT&T, Spinco and Discovery entered into definitive agreements, pursuant to which and subject to the terms and conditions therein, (1) AT&T will transfer the WarnerMedia Business to Spinco (generally referred to herein as the “Separation”), (2) Spinco will (a) make a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by Spinco and its subsidiaries, after giving effect to the Separation (each such subsidiary, a “Spinco Subsidiary,” and together with Spinco, the “Spinco Group” or the “Spinco Entities”), net working capital and other adjustments (the “Special Cash Payment”), and (b)(i) issue to AT&T the debt instruments of Spinco (the “Spinco Debt Securities”) that satisfy the Par Exchange Requirement (as defined herein), (ii) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements (as defined herein) and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (iii) undertake a combination of the actions described in (2)(b)(i) and (2)(b)(ii) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment, (3) AT&T will distribute to its stockholders all of the issued and outstanding shares of Spinco common stock in a distribution that will, at AT&T’s election, take place either by way of (i) a pro rata distribution of Spinco common stock to AT&T stockholders or (ii) an exchange offer followed by a pro rata distribution of any shares of Spinco common stock remaining if such exchange offer is not fully subscribed because the number of shares of AT&T common stock tendered and accepted does not result in all shares of Spinco common stock being distributed in the exchange offer (generally referred to herein as the “Distribution”), (4) Discovery will amend and restate its restated certificate of incorporation, as amended (the “Discovery charter”), to, among other things, change its name to Warner Bros. Discovery, Inc. and reclassify and automatically convert each share of Discovery’s Series A common stock, par value $0.01 per share (“Discovery Series A common stock”), Discovery’s Series B convertible common stock, par value $0.01 per share (“Discovery Series B common stock”), Discovery’s Series C common stock, par value $0.01 per share (“Discovery Series C common stock”), Discovery’s Series A-1 convertible participating preferred stock, par value $0.01 per share (“Discovery Series A-1 preferred stock”), and Discovery’s Series C-1 convertible participating preferred stock, par value $0.01 per share (“Discovery Series C-1 preferred stock”), issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter (as defined herein) into such number of shares of WBD common stock as set forth in the Merger Agreement (generally referred to herein as the “Reclassification” and together with the other amendments and restatements to the Discovery charter, the “Charter Amendment”) and (5) Merger Sub will merge with and into Spinco, with Spinco as the surviving corporation (generally referred to herein as the “Merger”) and as a wholly owned subsidiary of WBD.

In the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock. When the Merger is completed, holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.” The Distribution and the Merger are a Reverse Morris Trust-type transaction and are expected to be tax-free to AT&T stockholders for U.S. federal income tax purposes, except to the extent that cash is paid to AT&T stockholders in lieu of fractional shares in the Distribution or the Merger. The Separation, Special Cash Payment, Distribution, Reclassification, Merger, payment of the Additional Amount and other transactions contemplated by the Transaction Documents (as defined herein) are collectively referred to herein as the “Transactions.”

The definitive agreements entered into in connection with the Transactions include (1) the Merger Agreement, (2) the Separation Agreement, (3) the Employee Matters Agreement, (4) the Tax Matters Agreement, (5) the A/N Voting Agreement, (6) the Malone Voting Agreement and (7) the Consent Agreement (each as defined herein). In addition, AT&T and Discovery and certain of their respective affiliates, including Spinco, will enter into other Ancillary Agreements in connection with the Transactions (collectively, the “Transaction Documents”). These agreements, which are described in greater detail in “Other Agreements Related to the Transactions,” will govern the relationship among AT&T and Discovery and their respective affiliates, including Spinco, after the Transactions.

The Distribution will be conducted through, at AT&T’s election, either (1) a pro rata distribution of Spinco common stock to AT&T stockholders or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. This prospectus has been prepared under the assumption that the shares of Spinco common stock will be distributed to AT&T stockholders pursuant to the Exchange Offer. Based on market conditions prior to the Closing (as defined herein), AT&T will determine whether the shares of Spinco common stock will be distributed to AT&T stockholders in a pro rata distribution or the Exchange Offer and a potential Clean-Up Spin-Off, if necessary.

Assuming that AT&T elects to undertake the Distribution by way of the Exchange Offer, on the Closing Date (as defined herein), AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders through the Exchange Offer, followed by a potential Clean-Up Spin-Off. In the Exchange Offer, AT&T will offer to AT&T stockholders the option to exchange all or a portion of their shares of AT&T common stock for shares of Spinco common stock. Immediately following the Exchange Offer, the shares of Spinco common stock remaining if the Exchange Offer is not fully subscribed (because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged) will be distributed in a Clean-Up Spin-Off on a pro rata basis to AT&T stockholders as of the record date (the “Distribution record date”), other than in respect of any shares tendered and accepted in the Exchange Offer. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. If the Exchange Offer is terminated by AT&T without the exchange of shares, but the conditions to completion of the Transactions have otherwise been satisfied, all shares of Spinco common stock owned by AT&T will be distributed on a pro rata basis to holders of AT&T common stock, with a Distribution record date to be announced by AT&T.

The Exchange Offer Agent (as defined herein) will hold all issued and outstanding shares of Spinco common stock in trust for the benefit of those stockholders receiving shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off, pending the completion of the Merger. Shares of Spinco common stock will not be able to be traded during this period. Immediately after the Distribution and on the

Closing Date, Merger Sub will merge with and into Spinco, with Spinco as the surviving corporation and as a wholly owned subsidiary of WBD. At the effective time of the Merger, those shares of Spinco common stock held in trust by the Exchange Offer Agent will automatically convert into the right to receive shares of WBD common stock, as described above. In addition to the conditions applicable to the Exchange Offer, the Distribution is subject to certain conditions set forth in the Separation and Distribution Agreement, dated as of May 17, 2021, by and among Discovery, AT&T and Spinco, as it may be amended from time to time (the “Separation Agreement”), and the Merger is subject to certain conditions set forth in the Merger Agreement. See “The Separation Agreement—Conditions to the Distribution” and “The Merger Agreement—Conditions to the Merger.”

Following the Transactions, WBD, as the combined company, will own and operate the WarnerMedia Business through Spinco and will also continue Discovery’s current businesses. Discovery will use reasonable best efforts to cause the WBD common stock issuable in the Transactions to be authorized for listing on Nasdaq under the symbol “WBD,” and certain significant WBD stockholders will be party to a registration rights agreement described further under “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Q:    What are the steps for the Transactions described above?

A:    Below is a step-by-step list illustrating the material events relating to the Separation, the Distribution, the Reclassification and the Merger. Each of these events, as well as any conditions to their completion, is discussed in more detail elsewhere in this prospectus. Steps #1, #2 and #3 described below may not, and are not required pursuant to the Transaction Documents to, occur chronologically.

Step #1—The Separation. Prior to the Distribution and the Merger, AT&T will convey to Spinco or one or more subsidiaries of Spinco and certain assets and liabilities constituting the WarnerMedia Business (the “WarnerMedia Assets” and “WarnerMedia Liabilities,” respectively), and will cause any applicable subsidiary of AT&T to convey to AT&T or its designated subsidiary (other than Spinco or any other member of the Spinco Group) certain excluded assets and excluded liabilities in order to separate the WarnerMedia Business, in each case, as set forth in and subject to the terms and conditions of the Separation Agreement. Thereafter, AT&T will transfer all of the equity interests in each of the subsidiaries of AT&T holding WarnerMedia Assets and WarnerMedia Liabilities, and constituting the WarnerMedia Business, directly or indirectly, to Spinco.

Step #2—Issuance of Spinco Debt Securities. Prior to the effective time of the Merger, and as a condition to the Distribution, Spinco will (1) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (2) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (3) undertake a combination of the actions described in (1) and (2) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment.

AT&T expects to transfer the Spinco Debt Securities to one or more investment banks in exchange for certain debt obligations of AT&T held by such investment bank(s) as principal for their own account (the “Securities Exchange”). Following the Securities Exchange, such investment bank(s) or their affiliates are expected to sell the Spinco Debt Securities to third-party investors.

Step #3—Special Cash Payment. Prior to the effective time of the Merger, and as a condition to the Distribution, Spinco will make the Special Cash Payment to AT&T, which is a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments. See “The Separation Agreement—The Separation— Special Cash Payment, Payment of the Additional Amount and Post-Closing Adjustments” for further description of adjustments to the Special Cash Payment.

Step #4—Issuance of Spinco Common Stock. Prior to the Distribution, Spinco will issue to AT&T a number of shares of Spinco common stock such that the number of shares of Spinco common stock issued and outstanding at the time of the Distribution is equal to the number of shares of WBD common stock to be issued to the stockholders of Spinco in the Merger (the “Share Issuance”).

Step #5—The Distribution; Exchange Offer and Clean-Up Spin-Off. On the Closing Date, AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders by, at AT&T’s election, either (1) a pro rata distribution of Spinco common stock to AT&T stockholders or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. Assuming that AT&T elects to undertake the Distribution by way of the Exchange Offer, AT&T will offer to its stockholders the option to exchange all or a portion of their shares of AT&T common stock for shares of Spinco common stock. Immediately following the Exchange Offer, the shares of Spinco common stock remaining if the Exchange Offer is not fully subscribed (because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged) will be distributed in a Clean-Up Spin-Off on a pro rata basis to AT&T stockholders as of the Distribution record date, other than in respect of any shares tendered and accepted in the Exchange Offer. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. See “The Separation Agreement—The Distribution” and “The Exchange Offer.”

The Exchange Offer Agent will hold all issued and outstanding shares of Spinco common stock in trust for the benefit of stockholders that are receiving shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off, pending the completion of the Merger. Shares of Spinco common stock will not be able to be traded during this period.

In order to enable AT&T stockholders to value their shares of Spinco common stock in the Exchange Offer, AT&T intends to cause Spinco to issue such number of shares of Spinco common stock to AT&T prior to the Distribution such that the number of shares of Spinco common stock is equal to the number of shares of WBD common stock to be issued in the Share Issuance. As such, the actual number of shares of Spinco common stock distributed in the Distribution may fluctuate between the date hereof and the Closing Date to the extent the number of fully diluted shares of WBD common stock (and by extension the Share Issuance) changes between the date hereof and the date of the Distribution (the “Distribution Date”).

This prospectus has been prepared under the assumption that the shares of Spinco common stock will be distributed to AT&T stockholders pursuant to the Exchange Offer. Based on market conditions prior to the Closing, AT&T will determine whether the shares of Spinco common stock will be distributed to AT&T stockholders in a pro rata distribution or the Exchange Offer and a potential Clean-Up Spin-Off, if necessary.

Step #6—The Reclassification. On the Closing Date and prior to the effective time of the Merger, Discovery will amend and restate the Discovery charter, to provide that (1) each share of Discovery Series A common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (2) each share of Discovery Series B common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (3) each share of Discovery Series C common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (4) each share of Discovery Series A-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into 13.11346315 shares of WBD common stock and (5) each share of Discovery Series C-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into such number of shares of WBD common stock as the number of shares of Discovery Series C common stock such share of Discovery Series C-1 preferred stock would have been convertible into immediately prior to the effective time of the WBD charter, which, as of September 30, 2021, would have been 19.3648 shares of WBD common stock.

Step #7—The Merger. In the Merger, Merger Sub will be merged with and into Spinco, with Spinco surviving as a wholly owned subsidiary of WBD. In the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock such that immediately after the Merger, such holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.”

The foregoing are subject to certain conditions to their completion. See “The Separation Agreement—Conditions to the Separation,” “The Separation Agreement—Conditions to the Distribution,” “The Exchange Offer—Conditions to Completion of the Exchange Offer” and “The Merger Agreement—Conditions to the Merger.”

Q:    What are Discovery’s reasons for pursuing the Transactions?

A:    In reaching its decision to approve the Transaction Documents and the Transactions and recommend that Discovery stockholders approve the Charter Amendment proposals and the Share Issuance proposal, the Discovery board of directors (the “Discovery Board”) considered a number of factors as a whole and considered the relevant information and factors to be favorable to, and in support of, its determination. In the course of its deliberations, the Discovery Board also considered a variety of risks and other potentially negative factors. For the factors considered by the Discovery Board in reaching its decision, see “Discovery’s Reasons for the Transactions.”

Q:    What will be the relationship among AT&T, Discovery and Spinco after the completion of the Transactions?

A:    Following the Transactions, Spinco will no longer be a subsidiary of AT&T. Instead, Merger Sub will merge with and into Spinco, with Spinco surviving the Merger and becoming a wholly owned subsidiary of Discovery, which will be renamed Warner Bros. Discovery, Inc.

AT&T, Spinco and Discovery have entered into certain agreements, and will enter into certain additional agreements, that will govern certain arrangements among them following the completion of the Transactions relating to, among other things, employee matters, tax matters, transition services, intellectual property matters and data rights. See “Other Agreements Related to the Transactions.”

Q:    What equity stake will Discovery and AT&T stockholders hold in Discovery following the Transactions?

A:    It is expected that upon completion of the Transactions, holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.” The ownership of the combined company following the Transactions was the result of a negotiated value exchange between AT&T and Discovery, which was based upon each party’s valuations, prior to the execution of the Merger Agreement and the Separation Agreement, of Discovery and the WarnerMedia Business.

Q:    What will AT&T stockholders receive in the Transactions?

A:    On the Closing Date, AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders by, at AT&T’s election, either (1) a pro rata distribution of Spinco common stock to AT&T stockholders or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. Assuming that AT&T elects to undertake the Distribution by way of the Exchange Offer, AT&T will offer to its stockholders the option to exchange all or a portion of their shares of AT&T common stock for shares of Spinco common stock. Immediately following the Exchange Offer, the shares of Spinco common stock remaining if the Exchange Offer is not fully subscribed (because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged) will be distributed in a Clean-Up Spin-Off on a pro rata basis to AT&T stockholders as of the Distribution record date, other than in respect of any shares tendered and accepted in the Exchange Offer. In the Merger, the shares of Spinco common stock will automatically convert into the right to receive shares of WBD common stock. AT&T stockholders participating in the Exchange Offer will be required to exchange those shares that they tender in the Exchange Offer and that are not properly withdrawn and accepted by AT&T for the shares of Spinco common stock they receive therefor (see “The Exchange Offer—Terms of the Exchange Offer”). If the Exchange Offer is terminated by AT&T without the exchange of shares, but the conditions to completion of the Transactions have otherwise been satisfied, all shares of Spinco common stock owned by AT&T will be distributed on a pro rata basis to holders of AT&T common stock, with a Distribution record date to be announced by AT&T.

In the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock such that immediately after the Merger, such holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.” Holders of Spinco common stock will receive cash from the Exchange Agent (as defined herein) in lieu of any fractional shares of WBD common stock to which such stockholders would otherwise be entitled. All shares of WBD common stock issued in the Merger will be issued in book-entry form.

As of            , based on the reported closing price on Nasdaq of Discovery Series A common stock as of such date and assuming a Share Issuance of             shares, the shares of WBD common stock that Discovery expects to issue in the Merger would have a market value of approximately $            billion in the aggregate (the actual value will not be known until the Closing Date). The actual total value of the shares of WBD common stock to be issued in the Merger will depend on the market price of WBD common stock following the completion of the Transactions, including after giving effect to the Reclassification. As a result of the Transactions, including the Reclassification, the market price of WBD common stock could be significantly different from the reported closing price on Nasdaq of Discovery Series A common stock prior to the completion of the Transactions. See “The Transactions—Structure of the Transactions” and “The Transactions—Calculation of the Merger Consideration.”

Q:    Are there any conditions to the completion of the Transactions?

A:    Yes. Completion of the Merger is subject to a number of conditions, including:

•	the registration statements on Forms S-4 and S-1 of which this prospectus forms a part have become effective under the Securities Act of 1933, as amended (the “Securities Act”);

•	the approval by Discovery stockholders of the Charter Amendment and the Share Issuance;

•	the Requisite Regulatory Approvals (as defined herein) will be in full force and effect;

•	the Separation and the Distribution will have been completed;

•

the expiration or termination of any waiting period applicable to the Merger under applicable antitrust or competition laws in the United States and receipt of additional antitrust approvals in applicable jurisdictions;

•	AT&T will have received the Special Cash Payment and the Additional Amount immediately before the Distribution;

•	the receipt by AT&T, with a copy to Discovery, of (1) the Tax Opinions (as defined herein) from AT&T’s tax counsel, dated as of the Closing Date, and (2) the IRS Ruling (as defined herein); and

•	other customary conditions.

Completion of the Separation is subject to the following conditions:

•

each of the parties to the Merger Agreement has irrevocably confirmed to each other that each of the conditions to such party’s obligations to effect the Merger has been satisfied, will be satisfied at the time of the Distribution or, subject to applicable laws, is or has been waived by such party; and

•	receipt by AT&T and Spinco of any necessary permits and authorizations under applicable state and federal securities laws in connection with the Distribution.

Completion of the Distribution is subject to the following conditions:

•

the completion of the Separation substantially in accordance with the Separation Plan (as defined herein) (other than those steps that are expressly contemplated to occur at or after the Distribution);

•

AT&T will have received (1) Spinco Debt Securities that satisfy the Par Exchange Requirement, (2) cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements pursuant to the Merger Agreement or (3) a combination of the foregoing, such that the aggregate principal amount of such Spinco Debt Securities, together with such cash proceeds, will be equal to the Additional Amount of approximately $13.0 billion, subject to adjustment;

•	the completion of the Special Cash Payment in accordance with the Separation Agreement;

•

receipt by the AT&T Board of the Solvency Opinion (as defined herein) from an independent appraisal firm; and such Solvency Opinion will be reasonably acceptable to AT&T in form and substance in AT&T’s sole discretion; and such Solvency Opinion will not have been withdrawn or rescinded or modified in any respect adverse to AT&T;

•	the execution and delivery of the Ancillary Agreements by each party thereto;

•

each of the conditions to AT&T’s obligations to effect the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger, so long as such conditions are capable of being satisfied at such time); and

•

Discovery has irrevocably confirmed to AT&T that each of the conditions to Discovery’s obligations to effect the Merger has been satisfied, will be satisfied at the time of the Distribution or, subject to applicable laws, is or has been waived by Discovery.

For a description of the material conditions precedent to the Transactions, see “The Merger Agreement—Conditions to the Merger,” “The Separation Agreement—Conditions to the Separation” and “The Separation Agreement—Conditions to the Distribution.”

Q:    What will Discovery stockholders receive in the Transactions?

A:    Discovery stockholders will not directly receive any consideration in the Merger. Prior to the effective time of the Merger, all shares of Discovery Series A common stock, Discovery Series B common stock, Discovery Series C common stock, Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock (collectively, “Discovery capital stock”) issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into such number of shares of WBD common stock as set forth in the Merger Agreement. All shares of WBD common stock issued in the Reclassification will be issued in book-entry form. See “The Transactions—The Reclassification.” Immediately after the Merger, Discovery stockholders will own shares in the combined company, WBD, which will include the WarnerMedia Business by virtue of the fact that Spinco will be a wholly owned subsidiary of WBD. WBD expects to become responsible for up to approximately $43.0 billion of additional debt, including existing debt of the WarnerMedia Business to be assumed by the Spinco Group, and debt that may be incurred by Spinco and used on the Closing Date to finance, in part, the Special Cash Payment and the Additional Amount and to otherwise fund the other Transactions and to pay the related transaction fees and expenses, with the ultimate amount of such debt subject to adjustment, including for net working capital, as described in “The Separation Agreement—The Separation—Special Cash Payment, Payment of the Additional Amount and Post-Closing Adjustments.” After the completion of the Transactions, it is expected that the debt obligations incurred by Spinco in connection with the Transactions will be guaranteed by WBD, Discovery Communications, LLC (“DCL”) and Scripps Networks Interactive, Inc. (“Scripps”). In addition, following the Merger, by virtue of the fact that Spinco will be a wholly owned subsidiary of WBD, the consolidated indebtedness of WBD and its subsidiaries will include the indebtedness of Spinco. See “Debt Financing.”

Q:    What is the estimated total value of the Transactions?

A:    Discovery expects to issue approximately              shares of WBD common stock in the Merger. See “The Transactions—Calculation of the Merger Consideration.” In addition, AT&T will receive a one-time Special Cash Payment and, in addition, the Additional Amount, which is expected to include Spinco Debt Securities, from Spinco, each subject to adjustment. Based upon the reported closing price of $             per share for Discovery Series A common stock on Nasdaq on              and assuming a Share Issuance of             shares and no adjustments to the Special Cash Payment and the Additional Amount, the total combined value of the shares to be issued by Discovery and the cash and Spinco Debt Securities expected to be received by AT&T from Spinco would be approximately $             billion. The actual value of the shares of WBD common stock to be issued in the Merger will depend on the market price of WBD common stock following the completion of the Transactions, including after giving effect to the Reclassification, and the amount of the Special Cash Payment and the Additional Amount (which is expected to include Spinco Debt Securities) will be determined based on adjustments thereto (if any). See “The Separation Agreement—The Separation— Special Cash Payment, Payment of the Additional Amount and Post-Closing Adjustments.” As a result of the Transactions, including the Reclassification, the market price of WBD common stock could be significantly different from the reported closing price on Nasdaq of Discovery Series A common stock prior to the completion of the Transactions.

Q:    Are there possible adverse effects on the value of WBD common stock to be received by Discovery and AT&T stockholders?

A:    Discovery stockholders, by virtue of the Reclassification, and AT&T stockholders, if they elect to exchange their shares of AT&T common stock for shares of Spinco common stock in the Exchange Offer, or by virtue of a pro rata distribution, will receive shares of WBD common stock. The Share Issuance (as well as any discount in the Exchange Offer) may negatively affect the market price of WBD common stock. Further, as a result of the Reclassification, the market price of WBD common stock could be significantly different from the reported closing prices on Nasdaq of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock prior to the completion of the Transactions. Discovery also expects to incur significant one-time costs in connection with the Transactions, including advisory, legal, accounting and other professional fees related to the Transactions, transition and integration expenses, such as consulting professionals’ fees, information technology implementation costs, financing fees and relocation costs, that Discovery management believes will be necessary to realize anticipated annualized cost synergies. The incurrence of these costs may have an adverse impact on Discovery’s and WBD’s liquidity or operating results in the periods in which they are incurred. Finally, the combined company will be required to devote a significant amount of time and attention to the process of integrating the operations of Discovery and the WarnerMedia Business. If the management of the combined company is not able to effectively manage the process, WBD’s business could suffer and its stock price may decline. In addition, the market price of WBD common stock could decline as a result of sales of a large number of shares of WBD common stock in the market after the completion of the Transactions or even the perception that these sales could occur. See “Risk Factors” for a further discussion of the material risks associated with the Transactions.

Q:    How will the Transactions impact the future liquidity and capital resources of the combined company?

A:    WBD’s level of consolidated indebtedness will increase from that of Discovery’s as a result of the Transactions. Spinco expects to incur total indebtedness of up to approximately $43.0 billion in connection with the Spinco Notes (as defined herein) (including the Spinco Debt Securities), the Bridge Loans (as defined herein) and the Spinco Term Loan Credit Agreement (as defined herein). See “Debt Financing.” Following the completion of the Transactions, it is expected that all obligations of Spinco with respect to the Spinco Notes (including the Spinco Debt Securities), the Bridge Loans (if applicable) and the Spinco Term Loan Credit Agreement will be guaranteed by WBD, DCL and Scripps. In addition, following the Merger, by virtue of the fact that Spinco will be a wholly owned subsidiary of WBD, the consolidated indebtedness of WBD and its subsidiaries will include the indebtedness of Spinco. Discovery anticipates that WBD’s primary sources of liquidity for working capital and operating activities will be cash from operations and borrowings under its existing credit facilities. Discovery expects that these sources of liquidity will be sufficient to make required payments of interest on the outstanding WBD debt and to fund working capital and capital expenditure requirements, including the significant one-time costs relating to the Transactions. Discovery expects that WBD or Spinco, as applicable, will be able to comply with the financial and other covenants under the Commitment Letter (as defined herein) governing the Bridge Loans, the Spinco Term Loan Credit Agreement and the indentures governing the Spinco Notes (including the Spinco Debt Securities), if any.

Discovery expects WBD to realize cost synergies of over $3.0 billion on a run-rate basis by the end of the second full year after the completion of the Transactions. These cost synergies are expected to be driven by technology, marketing and platform efficiencies. Discovery expects WBD to incur significant, one-time costs of approximately $0.7 billion in connection with completing the Transactions and an additional approximately $1.5 billion in one-time cash costs during the first year following the completion of the Transactions that Discovery believes will be necessary to realize the anticipated cost synergies from the Transactions. No assurances of the timing or amount of synergies able to be captured, or the timing or amount of costs necessary to achieve those synergies, can be provided. See “The Transactions—Liquidity and Capital Resources Following the Transactions.” The incurrence of these costs may have an adverse impact on Discovery’s and WBD’s liquidity, cash flows and operating results in the periods in which they are incurred, and actual costs may be higher than currently anticipated.

Q:    How will the rights of Discovery stockholders change after the Transactions?

A:    In the Reclassification, (1) each share of Discovery Series A common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (2) each share of Discovery Series B common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (3) each share of Discovery Series C common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (4) each share of Discovery Series A-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into 13.11346315 shares of WBD common stock and (5) each share of Discovery Series C-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into such number of shares of WBD common stock as the number of shares of Discovery Series C common stock such share of Discovery Series C-1 preferred stock would have been convertible into immediately prior to the effective time of the WBD charter, which, as of September 30, 2021, would have been 19.3648 shares of WBD common stock. No shares of WBD preferred stock are expected to be issued and outstanding immediately following the Reclassification.

In connection with the Transactions, including the Reclassification, Discovery will amend and restate the Discovery charter. The existing rights of Discovery stockholders under the Discovery charter will be replaced by new rights upon the Charter Amendment and the effectiveness of the second restated certificate of incorporation of WBD, which will be the certificate of incorporation of the combined company (the “WBD charter”). For a description of the rights of stockholders under the Discovery charter, the WBD charter and the amended and restated bylaws of Discovery (the “Discovery bylaws”), see “Description of Capital Stock of Discovery and WBD.” In addition, in connection with the completion of the Transactions, it is expected that the Discovery bylaws will be amended and restated to, among other things, reflect the WBD charter.

Q:    What will AT&T receive in the Transactions?

A:    Prior to the Distribution, AT&T will receive the Special Cash Payment in the amount of approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments, and the Additional Amount, which is expected to include Spinco Debt Securities, equal to approximately $13.0 billion, subject to adjustment, which will in turn be used by AT&T to repay certain existing debt pursuant to the Securities Exchange. See “The Separation Agreement—The Separation— Special Cash Payment, Payment of the Additional Amount and Post-Closing Adjustments” for further description of adjustments to the Special Cash Payment.

Q:    Will the Distribution and the Merger affect the AT&T equity-based awards held by Spinco Employees?

A:    Yes. Certain Spinco Employees hold AT&T RSU Awards (as defined herein) and/or AT&T Option Awards (as defined herein). Upon or following the Closing, with respect to Spinco Employees, (1) each AT&T RSU Award that was granted prior to May 17, 2021 and is outstanding and unvested as of the Closing will be forfeited, and WBD will grant each such Spinco Employee a WBD RSU Award (as defined herein) subject to the same terms and conditions, except that the number of shares of WBD common stock to which such WBD RSU Award relates will be equal to the product, rounded up to the nearest whole number of shares, obtained by multiplying (a) the number of unvested shares of AT&T common stock to which the corresponding AT&T RSU Award related immediately prior to the Closing by (b) the Discovery equity adjustment ratio (as defined herein); (2) each AT&T RSU Award that was granted prior to May 17, 2021 and is outstanding and vested as of the Closing and each AT&T Option Award that was granted prior to May 17, 2021 and is outstanding as of the Closing will remain an award denominated in AT&T common stock with the same terms and conditions, provided that such award may be equitably adjusted to the extent needed to prevent the dilution or enlargement of rights thereunder as determined by the compensation committee of the AT&T Board (the “AT&T

Compensation Committee”) to reflect the Distribution; and (3) each AT&T RSU Award that was granted after May 17, 2021 and is outstanding as of the Closing will be converted into a WBD RSU Award subject to the same terms and conditions, except that the number of shares of WBD common stock to which such WBD RSU Award relates will be equal to the product, rounded up to the nearest whole number of shares, obtained by multiplying (a) the number of shares of AT&T common stock to which the corresponding AT&T RSU Award related immediately prior to the Closing by (b) the Discovery equity adjustment ratio.

For a more complete description of the treatment of AT&T equity-based awards held by Spinco Employees that are outstanding as of the Closing, see “The Transactions—Effects of the Distribution and the Merger on Outstanding AT&T Equity-Based Awards.”

Q:    Will the Distribution and the Merger affect the AT&T equity-based awards held by AT&T employees?

A:    Certain current and former employees of AT&T who are not currently or will not become Spinco Employees as a result of the Distribution hold equity-based awards relating to shares of AT&T common stock. Upon or following the Closing, each AT&T RSU Award, AT&T Restricted Stock Award (as defined herein), AT&T PSU Award (as defined herein) and AT&T Option Award, in each case that is outstanding as of the Closing and held by an AT&T employee, will remain an award denominated in AT&T common stock with the same terms and conditions, provided that such award may be equitably adjusted to the extent needed to prevent the dilution or enlargement of rights thereunder as determined by the AT&T Compensation Committee to reflect the Distribution.

For a more complete description of the treatment of AT&T equity-based awards held by AT&T employees that are outstanding as of the Closing, see “The Transactions—Effects of the Distribution and the Merger on Outstanding AT&T Equity-Based Awards.”

Q:    What are the material U.S. federal income tax consequences to AT&T stockholders resulting from the Transactions?

A:    The completion of the Distribution, the Merger and certain related Transactions are conditioned upon AT&T’s receipt, with a copy to Discovery, of (1) an opinion from its tax counsel substantially to the effect that, among other things, for U.S. federal income tax purposes, the Distribution, taken together with certain related Transactions, will qualify as a “reorganization” under Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”) and a tax-free distribution under Section 355 of the Code and that certain other related Transactions will qualify for their intended tax-free treatment, (2) an opinion from its tax counsel substantially to the effect that the Merger will qualify as a “reorganization” under Section 368(a) of the Code (collectively, the “Tax Opinions”) and (3) a private letter ruling from the Internal Revenue Service (the “IRS”) regarding the qualification of the Distribution and certain related Transactions for tax-free treatment (the “IRS Ruling”). Provided that such transactions so qualify, AT&T stockholders generally will not recognize any income, gain or loss for U.S. federal income tax purposes upon the receipt of Spinco common stock in the Distribution or WBD common stock in the Merger (except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of WBD common stock). See “Material U.S. Federal Income Tax Consequences” for more information regarding the potential tax consequences of the Transactions.

Q:    What are the material U.S. federal income tax consequences to Discovery and Discovery stockholders resulting from the Transactions?

A:    Discovery will not recognize any gain or loss for U.S. federal income tax purposes upon the completion of the Merger. Because Discovery stockholders in their capacity as such will not receive consideration in the Distribution or the Merger, Discovery stockholders will generally not recognize gain or loss for U.S. federal income tax purposes upon either the Distribution (including the Exchange Offer) or the Merger. Neither Discovery nor Discovery stockholders are expected to recognize gain or loss for U.S. federal income tax purposes upon the Reclassification. Discovery stockholders should consult their own tax advisors for a full understanding of the tax consequences to them of the Transactions in light of their particular circumstances.

Q:    Are there risks associated with the Transactions?

A:    Yes. The material risks and uncertainties associated with the Transactions are discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Those risks include, among others, the possibility that the Transactions may not be completed, the possibility that Discovery may fail to realize the anticipated financial and other benefits of the Merger, the uncertainty that Discovery will be able to integrate the WarnerMedia Business successfully, the possibility that Discovery may be unable to provide benefits and services or access to equivalent financial strength and resources to the WarnerMedia Business that historically have been provided by AT&T, and the substantial dilution to the ownership interest of current Discovery stockholders following the completion of the Merger.

Q:    Who will serve on the WBD Board following the completion of the Transactions?

A:    As of the effective time of the Merger, the WBD board of directors (the “WBD Board”) will consist of 13 directors, consisting of six directors designated by Discovery, including the Chief Executive Officer of WBD as of immediately after the effective time of the Merger (“Discovery Designees”), and seven directors designated by AT&T (“AT&T Designees”).

The Class I directors will initially include two Discovery Designees and two AT&T Designees, the Class II directors will initially include two Discovery Designees and two AT&T Designees and the Class III directors will initially include two Discovery Designees and three AT&T Designees, one of whom will be the Chairperson of the WBD Board. The Discovery Designees will include David M. Zaslav, who will serve as President and Chief Executive Officer of WBD. It is expected that John C. Malone will also serve as a Discovery Designee. Pursuant to the terms of the Consent Agreement, the initial Discovery Designees for the Class III directors will be Steven A. Miron and Steven O. Newhouse. See “Other Agreements Related to the Transactions—Consent Agreement.” The other Discovery Designees and the AT&T Designees will be named prior to the Closing.

The initial term of the Class I directors will expire immediately following WBD’s first annual meeting of stockholders after the completion of the Merger, the initial term of the Class II directors will expire immediately following WBD’s second annual meeting of stockholders after the completion of the Merger and the initial term of the Class III directors will expire immediately following WBD’s third annual meeting of stockholders after the completion of the Merger. Upon the expiration of the initial term of each class of directors, such class of WBD directors will be elected for a one-year term expiring immediately following each WBD annual meeting of stockholders.

Q:    Will Discovery’s current senior management team manage the business of WBD after the Transactions?

A:    The Merger Agreement provides that, as of the effective time of the Merger, David M. Zaslav will serve as President and Chief Executive Officer of WBD. Mr. Zaslav will be responsible for the strategic direction of WBD, including its overall operations and performance. The Merger Agreement provides that, prior to the completion of the Transactions, Discovery and AT&T are to cooperate and consult in good faith to appoint such other senior executive officers as are mutually agreed, and to determine such senior executive officers’ initial roles, titles and responsibilities, as of the effective time of the Merger. Gunnar Wiedenfels will serve as Chief Financial Officer of WBD. Prior to and after the completion of the Transactions, the Chief Executive Officer will have principal responsibility in the appointment of the senior executive team and their roles, titles and responsibilities. The Chief Executive Officer will also have principal responsibility in the approval of appointments for management positions for corporate functions of WBD.

Q:    What stockholder approvals will be needed in connection with the Transactions?

A:    Discovery stockholders will need to approve each of the Charter Amendment proposals by the affirmative vote of (1) at least 75% of the outstanding shares of Discovery Series B common stock, voting as a class, (2) at least a majority of the outstanding shares of Discovery Series A-1 preferred stock, voting as a class, (3) at least a majority of the outstanding shares of Discovery Series C-1 preferred stock, voting as a class, and (4) at least a majority of the combined voting power of the outstanding shares of Discovery Series A common stock, Discovery Series B common stock and Discovery Series A-1 preferred stock (collectively, “Discovery voting stock”), voting together as a single class, present in person or represented by proxy at the special meeting to be held on            (the “Discovery special meeting”) and entitled to vote on such proposal.

Discovery stockholders will need to approve the Share Issuance proposal by the affirmative vote of at least a majority of the combined voting power of the outstanding shares of Discovery voting stock, voting together as a single class, present in person or represented by proxy at the Discovery special meeting and entitled to vote on such proposal. The approval, on an advisory (non-binding) basis, of the “Golden Parachute” Compensation proposal is not a condition to the obligations of Discovery to complete the Transactions.

In connection with entering into the Merger Agreement, Discovery, AT&T and Spinco entered into voting agreements with (1) Dr. Malone and certain of his affiliates and (2) Advance/Newhouse Programming Partnership (“ANPP”) and Advance/Newhouse Partnership (“ANP,” and together with ANPP, “Advance/Newhouse”). Pursuant to the voting agreements, (1) Dr. Malone and certain of his affiliates, who collectively hold approximately        % and         % of the issued and outstanding shares of Discovery Series A common stock and Discovery Series B common stock, respectively, which is approximately        % of the aggregate voting power of the shares of Discovery voting stock as of the Discovery record date and (2) Advance/Newhouse, which holds all of the issued and outstanding shares of Discovery Series A-1 preferred stock, which is approximately        % of the aggregate voting power of the shares of Discovery voting stock as of the Discovery record date, and all of the issued and outstanding shares of Discovery Series C-1 preferred stock, have agreed to vote their shares in favor of the Charter Amendment proposals and the Share Issuance Proposal. For additional information regarding the voting agreements, see “Other Agreements Related to the Transactions—Malone Voting Agreement” and “Other Agreements Related to the Transactions—A/N Voting Agreement.”

Discovery also entered into the Consent Agreement with Advance/Newhouse. Pursuant to the Consent Agreement, Advance/Newhouse has delivered an irrevocable written consent to Discovery consenting to, approving and adopting the Merger Agreement and any actions required thereby, including the Charter Amendment and the Share Issuance. The Consent was delivered in accordance with the affirmative vote or written consent required pursuant to the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock of Discovery for any Special A-1 Class Vote Matter (as such term is defined therein). As of the Discovery record date, Advance/Newhouse holds all of the issued and outstanding shares of Discovery Series A-1 preferred stock. For additional information regarding the Consent Agreement, see “Other Agreements Related to the Transactions—Consent Agreement.”

No vote of AT&T stockholders is required or being sought in connection with the Transactions.

Q:    Where will the WBD shares issued in connection with the Merger be listed?

A:    Discovery will use reasonable best efforts to cause the WBD common stock issuable in the Transactions to be authorized for listing on Nasdaq under the symbol “WBD.”

Q:    What is the current relationship between Spinco and Discovery?

A:    Spinco is currently a wholly owned subsidiary of AT&T and was formed as a Delaware corporation on May 14, 2021 to effectuate the Separation, the Distribution and the Merger. Other than in connection with the Transactions, there is no relationship between Spinco and Discovery.

Q:    When will the Transactions be completed?

A:    Discovery and AT&T expect the Transactions to be completed in mid-2022, subject to satisfaction of the closing conditions to the Transactions, including receipt of Discovery stockholder approval for the Charter Amendment and the Share Issuance and certain regulatory approvals. Discovery stockholders will vote on the Charter Amendment and the Share Issuance at a special meeting to be held on             and the status of regulatory approvals is set forth in “The Transactions—Regulatory Approvals.” In addition, other important conditions to the closing of the Merger and the other Transactions contemplated by the Merger Agreement (the “Closing” and the date on which the Closing occurs, the “Closing Date”) exist, including, among other things, the completion of the Separation and the Distribution and the receipt by AT&T, with a copy to Discovery, of the Tax Opinions and the IRS Ruling. It is possible that factors outside of Discovery’s and AT&T’s control could require AT&T to complete the Separation and the Distribution and Discovery and AT&T to complete the Merger at a later time or not complete them at all. For a discussion of the conditions to the Separation and the Merger, see “The Transactions—Regulatory Approvals,” “The Merger Agreement—Conditions to the Merger” and “The Separation Agreement—Conditions to the Distribution.”

Q:    Does the Merger Agreement contain an outside date which, once reached, allows a party to terminate?

A:    Yes. Subject to specified qualifications and exceptions, either AT&T or Discovery may terminate the Merger Agreement at any time prior to the completion of the Merger if the Merger has not been completed by July 15, 2023. See “The Merger Agreement—Termination.”

Q:    Does Discovery have to pay anything to AT&T if the Merger Agreement is terminated?

A:    Depending on the circumstances for termination of the Merger Agreement, Discovery may have to pay AT&T a termination fee of $720.0 million (the “Discovery Termination Fee”). For a discussion of the circumstances under which the Discovery Termination Fee is payable by Discovery, see “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances.”

Q:    Does AT&T have to pay anything to Discovery if the Merger Agreement is terminated?

A:    Depending on the circumstances for termination of the Merger Agreement, AT&T may have to pay Discovery a termination fee of $1.77 billion (the “AT&T Termination Fee”). For a discussion of the circumstances under which the AT&T Termination Fee is payable by AT&T, see “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances.”

Q:    Who can answer my questions about the Exchange Offer?

A:    If you have any questions about the Exchange Offer or you would like to request additional documents, including copies of this prospectus and the letter of transmittal (including the instructions thereto), please contact the information agent, D.F. King & Co., Inc., located at 48 Wall Street, 22nd Floor, New York, NY 10005, at the telephone number (800) 290-6427 (toll-free) or (212) 269-5550 (banks and brokerage firms) or at the email address att@dfking.com.

Q:    Who is the transfer agent for Discovery capital stock and WBD common stock and the Exchange Agent for the Merger?

A:    Computershare Trust Company, N.A. is the transfer agent for Discovery capital stock and WBD common stock and will be the exchange agent (the “Exchange Agent”) for the Merger.

Q:    Who is the transfer agent for AT&T common stock and the Exchange Offer Agent for the Distribution?

A:    Computershare Trust Company, N.A. is the transfer agent for AT&T common stock and will be the exchange offer agent (the “Exchange Offer Agent”) for the Distribution.

Q:    Where can I find more information about AT&T, Discovery, Spinco and the Transactions?

A:    You can find out more information about AT&T, Discovery, Spinco and the Transactions by reading this prospectus and, with respect to AT&T and Discovery, from various sources described in “Where You Can Find More Information; Incorporation by Reference.”

Questions and Answers about the Exchange Offer

Q:    Who may participate in the Exchange Offer?

A:    Any U.S. holder of AT&T common stock in the United States during the Exchange Offer period may participate in the Exchange Offer. Although AT&T has mailed this prospectus to its stockholders to the extent required by U.S. law, including stockholders located outside of the United States, this prospectus is not an offer to buy, sell or exchange, and it is not a solicitation of an offer to buy, sell or exchange, any shares of AT&T common stock, Spinco common stock, Discovery capital stock or WBD common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside of the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of AT&T, Spinco or Discovery has taken any action under non-U.S. laws or regulations to facilitate a public offer to exchange shares of AT&T common stock, Spinco common stock or WBD common stock outside of the United States. Accordingly, the ability of any non-U.S. person and any U.S. person residing outside of the United States to tender shares of AT&T common stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit such person to participate in the Exchange Offer without the need for AT&T, Spinco or Discovery to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders and U.S. stockholders residing outside of the United States should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries or countries of residence, as applicable, and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of AT&T common stock, Spinco common stock or WBD common stock that may apply in such countries. None of AT&T, Discovery or Spinco can provide any assurance about whether such limitations may exist. See “The Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the Exchange Offer outside of the United States.

Q:    How many shares of Spinco common stock will I receive for each share of AT&T common stock that I tender?

A:    The Exchange Offer is designed to permit you to exchange your shares of AT&T common stock for shares of Spinco common stock at a price per share equal to a          % discount to the per-share value of Discovery Series A common stock, calculated as set forth in this prospectus. Stated another way, for each $100 of your AT&T common stock accepted in the Exchange Offer, you will receive approximately $             of Spinco common stock. The value of the AT&T common stock will be based on the calculated per-share value for AT&T common stock on the NYSE and the value of Spinco common stock will be based on the calculated per-share value for Discovery Series A common stock on Nasdaq, in each case determined by reference to the simple arithmetic average of the daily VWAP of AT&T common stock on the NYSE and Discovery Series A common stock on Nasdaq on each of the Valuation Dates. The last day on which tenders will be accepted, whether on             or any later date to which the Exchange Offer is extended, is referred to in this prospectus as the “expiration date.” Please note, however, that:

•

The number of shares you can receive is subject to an upper limit of              shares of Spinco common stock for each share of AT&T common stock accepted in the Exchange Offer. The next question and answer below describes how this limit may impact the value you receive.

•	The Exchange Offer does not provide for a minimum exchange ratio. See “The Exchange Offer—Terms of the Exchange Offer.”

•

To the extent that the number of shares of AT&T common stock tendered in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged, then all of the remaining shares of Spinco common stock held by AT&T will be distributed on a pro rata basis by way of a Clean-Up Spin-Off following the completion of the Exchange Offer to all remaining AT&T stockholders.

•

Because the Exchange Offer is subject to proration in the event of oversubscription, AT&T may accept for exchange only a portion of the AT&T common stock tendered by you. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described under “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of AT&T Common Stock.” In the event that the number of shares of AT&T common stock tendered in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged in the Exchange Offer, then proration would not occur and all of the remaining shares of Spinco common stock would be distributed by way of a Clean-Up Spin-Off following the completion of the Exchange Offer to all remaining AT&T stockholders.

For more information on the terms of the Exchange Offer see “The Exchange Offer—Terms of the Exchange Offer.”

Q:    Is there a limit on the number of shares of Spinco common stock I can receive for each share of AT&T common stock that I tender?

A:    The number of shares you can receive is subject to an upper limit of              shares of Spinco common stock for each share of AT&T common stock accepted in the Exchange Offer. If the upper limit is in effect, you will receive less than $             of Spinco common stock for each $100 of AT&T common stock that you tender, and you could receive much less. For example, if the calculated per-share value of AT&T common stock was $             (the highest closing price for AT&T common stock on the NYSE during the             month period prior to commencement of the Exchange Offer) and the calculated per-share value of Spinco common stock was $             (the lowest closing price for Discovery Series A common stock on Nasdaq during that              month period), the value of Spinco common stock, based on the Discovery Series A common stock price, received for shares of AT&T common stock accepted for exchange would be approximately $             for each $100 of AT&T common stock accepted for exchange.

The upper limit would represent a         % discount for shares of Spinco common stock based on the closing price of AT&T common stock on the NYSE and Discovery Series A common stock on Nasdaq on the trading day immediately preceding the commencement of the Exchange Offer. AT&T set this upper limit to ensure that an unusual or unexpected drop in the trading price of Discovery Series A common stock, relative to the trading price of AT&T common stock, would not result in an unduly high number of shares of Spinco common stock being exchanged for shares of AT&T common stock accepted in the Exchange Offer.

In addition, depending on the number of the shares of AT&T common stock validly tendered in the Exchange Offer and the final exchange ratio, the Exchange Offer could become oversubscribed. In the event of such an oversubscription, AT&T would have to limit the number of shares of AT&T common stock that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described under “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of AT&T Common Stock.” In the event that the number of shares of AT&T common stock tendered in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged in the Exchange Offer, then proration would not occur and all of the remaining shares of Spinco common stock held by AT&T would be distributed by way of a Clean-Up Spin-Off following the completion of the Exchange Offer to all remaining AT&T stockholders.

Q:    Are there possible adverse effects on the value of Discovery Series A common stock ultimately to be received by AT&T stockholders who participate in the Exchange Offer?

A:    The risk factors associated with the Transactions are described in more detail in “Risk Factors.” You should carefully consider the risk factors set forth in that section.

Q:    How are the calculated per-share values of AT&T common stock and Discovery Series A common stock determined for purposes of calculating the number of shares of Spinco common stock to be received in the Exchange Offer?

A:    The calculated per-share value of AT&T common stock and Discovery Series A common stock for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAP of AT&T common stock on the NYSE and Discovery Series A common stock on Nasdaq, as the case may be, on each of the Valuation Dates. The daily VWAP will be as reported by Bloomberg L.P. (“Bloomberg”) as displayed under the heading Bloomberg VWAP on the Bloomberg pages “T UN<Equity>AQR” with respect to AT&T common stock and “DISCA UW<Equity>AQR” with respect to Spinco common stock (or any other recognized quotation source selected by AT&T in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs of AT&T common stock and Discovery Series A common stock obtained from Bloomberg may be different from other sources of VWAP or investors’ or other security holders’ own calculations of VWAP. AT&T will determine the simple arithmetic average of the VWAPs of each stock based on prices provided by Bloomberg, and such determination will be final. For more information on the terms of the Exchange Offer, see “The Exchange Offer—Terms of the Exchange Offer.”

Q:    What is the “daily volume-weighted average price” or “daily VWAP?”

A:    The “daily volume-weighted average price” for AT&T common stock and Discovery Series A common stock will be the volume-weighted average price of AT&T common stock on the NYSE and Discovery Series A common stock on Nasdaq during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE or Nasdaq), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE or Nasdaq), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time, as reported to AT&T by Bloomberg for the equity ticker pages of AT&T, in the case of AT&T common stock, and Discovery, in the case of Discovery Series A common stock. The daily VWAPs obtained from Bloomberg may be different from other sources of VWAP or investors’ or other security holders’ own calculations of VWAP. AT&T will determine the simple arithmetic average of the VWAPs of each stock based on prices provided by Bloomberg, and such determination will be final.

Q:    Where can I find the daily VWAP of AT&T common stock and Discovery Series A common stock during the Exchange Offer period?

A:    AT&T will maintain a website at https://www.dfking.com/warnermediadistribution that provides the daily VWAP of both AT&T common stock and Discovery Series A common stock, together with indicative exchange ratios, which will be made available commencing at the end of the third trading day of the Exchange Offer and until the first Valuation Date. On the first two Valuation Dates, when the values of AT&T common stock and Discovery Series A common stock are calculated for the purposes of the Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values calculated by AT&T, which will equal: (1) on the first Valuation Date, the daily VWAP of AT&T common stock and the Discovery Series A common stock for that day; and (2) on the second Valuation Date, the simple arithmetic average of the daily VWAPs of AT&T common stock and Discovery Series A common stock for the first and second Valuation Dates. The website will not provide an indicative exchange ratio on the third Valuation Date. The final exchange ratio (as well as whether the upper limit on the number of shares that can be received for each share of AT&T common stock tendered will be in effect) will be announced by press release and be available on the website, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be             ) immediately preceding the expiration date of the Exchange Offer (currently expected to be             ). AT&T will determine the simple arithmetic average of the VWAPs based on data provided by Bloomberg, and such determinations will be final.

Q:    Why is the calculated per-share value for Spinco common stock based on the trading prices for Discovery Series A common stock?

A:    There is currently no trading market for Spinco common stock. AT&T believes, however, that the trading prices for Discovery Series A common stock are an appropriate proxy for the trading prices of Spinco common stock because (1) in the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock such that immediately after the Merger, such holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration,” (2) prior to the completion of the Exchange Offer, Spinco will issue to AT&T a number of shares of Spinco common stock such that the number of shares of Spinco common stock issued and outstanding at the time of the Distribution is equal to the number of shares to be issued in the Share Issuance such that the exchange ratio in the Merger (the “Merger exchange ratio”) is equal to approximately one and, as a result, each share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will be converted into approximately one share of WBD common stock in the Merger, and (3) at the Valuation Dates, it is expected that all the major conditions to the completion of the Merger will have been satisfied or, if permitted by the Merger Agreement, waived (except for those conditions that by their nature are satisfied at Closing), and the Merger will be expected to be completed shortly, such that investors should be expected to be valuing WBD common stock based on the expected value of such WBD common stock immediately after the completion of the Transactions. There can be no assurance, however, that WBD common stock after the Transactions will trade on the same basis as Discovery Series A common stock trades prior to the completion of the Transactions. See “Risk Factors—Risks Related to the Exchange Offer—The trading prices of Discovery Series A common stock may not be an appropriate proxy for the prices of Spinco common stock.”

Q:    How and when will I know the final exchange ratio and whether the upper limit is in effect?

A:    AT&T will announce the final exchange ratio used to determine the number of shares that can be received for each share of AT&T common stock accepted in the Exchange Offer by press release, and it will be available on the website maintained at https://www.dfking.com/warnermediadistribution, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be            )

immediately preceding the expiration date of the Exchange Offer (currently expected to be            ), unless the Exchange Offer is extended or terminated. At such time, the final exchange ratio will also be available from the information agent at the toll-free number provided on the back cover of this prospectus. AT&T will also announce at that time whether the upper limit on the number of shares that can be received for each share of AT&T common stock tendered will be in effect. If the Exchange Offer is extended, the final exchange ratio will be available at the end of the second trading day immediately preceding the expiration date of the Exchange Offer as so extended. Therefore, the timing of such announcement will provide each holder of AT&T common stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the Exchange Offer.

Q:    Will indicative exchange ratios be provided during the Exchange Offer period?

A:    Yes. Prior to the Valuation Dates and commencing at the end of the third trading day of the Exchange Offer, indicative exchange ratios will be available by contacting the information agent at the toll-free number provided on the back cover of this prospectus and at https://www.dfking.com/warnermediadistribution, calculated as though that day were the last of the three Valuation Dates for the Exchange Offer. The indicative exchange ratio will also reflect whether the upper limit on the exchange ratio, described above, would have been in effect. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of AT&T common stock and Discovery Series A common stock for that day and the two immediately preceding trading days. On the first two Valuation Dates, when the values of AT&T common stock and Discovery Series A common stock are calculated for the purposes of the Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values calculated by AT&T, which will equal: (1) on the first Valuation Date, the daily VWAP of AT&T common stock and the Discovery Series A common stock for that day; and (2) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of AT&T common stock and Discovery Series A common stock for the first and second Valuation Dates. The website will not provide an indicative exchange ratio on the third Valuation Date. The final exchange ratio (as well as whether the upper limit on the number of shares that can be received for each share of AT&T common stock tendered will be in effect) will be announced by press release and be available on the website, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be            ) immediately preceding the expiration date of the Exchange Offer (currently expected to be            ).

In addition, for purposes of illustration, a table that indicates the number of shares of Spinco common stock that you would receive per share of AT&T common stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the daily VWAP of AT&T common stock and Discovery Series A common stock on the Valuation Dates, is provided under “The Exchange Offer—Terms of the Exchange Offer.”

Q:    What if AT&T common stock or Discovery Series A common stock does not trade on any of the Valuation Dates?

A:    If a market disruption event, as defined on page 119 of this prospectus, occurs with respect to AT&T common stock or Discovery Series A common stock on any of the Valuation Dates, the calculated per-share value of AT&T common stock or per-share value of Spinco common stock, as applicable, on such date will be determined using the daily VWAP of shares of AT&T common stock and shares of Discovery Series A common stock on the preceding full trading day or days, as the case may be, on which no market disruption event occurred with respect to either AT&T common stock and Discovery Series A common stock. If, however, a market disruption event occurs, AT&T may terminate or extend the Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the Exchange Offer to AT&T. If AT&T decides to extend the Exchange Offer period following a market disruption event, the Valuation Dates will be reset, as with any extension of the Exchange Offer, to the period of three consecutive trading days ending on and including the second trading day preceding the expiration date, as may be extended. Therefore, the timing of such announcement will provide each holder of AT&T common stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the Exchange Offer. For specific information as to what would constitute a market disruption event, see “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

Q:    Are there circumstances under which I would receive fewer shares of Spinco common stock than I would have received if the exchange ratio were determined using the closing prices of AT&T common stock and Discovery Series A common stock on the expiration date of the Exchange Offer?

A:    Yes. The exchange ratio is calculated based on an average of the daily VWAP of shares of AT&T common stock and shares of Discovery Series A common stock on the Valuation Dates and not using the closing prices of AT&T common stock and Discovery Series A common stock on the expiration date of the Exchange Offer, such that you could receive fewer shares of Spinco common stock than you would have received if the exchange ratio were determined using the closing prices of AT&T common stock and Discovery Series A common stock on the expiration date of the Exchange Offer. For example, if the trading price of AT&T common stock were to increase during the last two full trading days of the Exchange Offer, the average AT&T stock price used to calculate the exchange ratio would likely be lower than the closing price of shares of AT&T common stock on the expiration date of the Exchange Offer. As a result, you would receive fewer shares of Spinco common stock, and therefore effectively fewer shares of WBD common stock, for each $100 of shares of AT&T common stock than you would have if the AT&T stock price were calculated on the basis of the closing price of shares of AT&T common stock on the expiration date of the Exchange Offer or on the basis of an averaging period that includes the last two full trading days prior to the expiration of the Exchange Offer period. Similarly, if the trading price of Discovery Series A common stock were to decrease during the last two full trading days prior to the expiration of the Exchange Offer period, the average Discovery stock price used to calculate the exchange ratio would likely be higher than the closing price of Discovery Series A common stock on the last full trading day prior to the expiration date. This could also result in your receiving fewer shares of Spinco common stock, and therefore effectively fewer shares of WBD common stock, for each $100 of AT&T common stock than you would otherwise receive if the Discovery Series A common stock price were calculated on the basis of the closing price of Discovery Series A common stock on the last full trading day prior to the expiration date or on the basis of an averaging period that included the last two full trading days prior to the expiration of the Exchange Offer period. See “The Exchange Offer—Terms of the Exchange Offer.”

Q:    Will fractional shares of WBD common stock be distributed?

A:    No fractional shares will be issued in the Merger, as described in this prospectus. The Exchange Offer Agent will hold shares of Spinco common stock in trust for the holders of AT&T common stock who validly tendered their shares in the Exchange Offer or are entitled to receive shares in a potential Clean-Up Spin-Off. Immediately following the completion of the Exchange Offer and a potential Clean-Up Spin-Off, and by means of the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive an equal number of shares of WBD common stock (because, prior to the completion of the Exchange Offer, Spinco will issue to AT&T a number of shares of Spinco common stock such that the number of shares of Spinco common stock issued and outstanding at the time of the Distribution is equal to the number of shares to be issued in the Share Issuance and the Merger exchange ratio is equal to approximately one). In the Merger, no fractional shares of WBD common stock will be delivered to holders of Spinco common stock. All fractional shares of WBD common stock that a holder of Spinco common stock would otherwise be entitled to receive as a result of the Merger will be aggregated by the Exchange Agent. The Exchange Agent will cause the whole shares obtained thereby to be sold on behalf of such holders of Spinco common stock that would otherwise be entitled to receive such fractional shares of WBD common stock pursuant to the Merger, in the open market. The Exchange Agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and conveyance and similar taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco common stock that would otherwise be entitled to receive such fractional shares of WBD common stock in the Merger. See “The Exchange Offer—Terms of the Exchange Offer.”

Q:    What is the aggregate number of shares of Spinco common stock being offered in the Exchange Offer?

A:    In the Exchange Offer, AT&T is offering to exchange all of the shares of Spinco common stock held by it. In addition, Spinco will issue to AT&T a number of shares of Spinco common stock such that the number of shares of Spinco common stock issued and outstanding at the time of the Distribution is equal to the number of shares to be issued in the Share Issuance and the Merger exchange ratio is equal to approximately one. AT&T currently expects that approximately            million shares of Spinco common stock will be available in the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer.”

Q:    What happens if not enough shares of AT&T common stock are tendered to allow AT&T to exchange all of the shares of Spinco common stock that AT&T holds?

A:    If the Exchange Offer is completed but fewer than all of the shares of Spinco common stock being offered in the Exchange Offer are exchanged because the Exchange Offer is not fully subscribed, the remaining shares of Spinco common stock owned by AT&T will be distributed on a pro rata basis in a Clean-Up Spin-Off to the holders of AT&T common stock on the Distribution record date, other than in respect of any shares of AT&T common stock tendered and accepted in the Exchange Offer. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. See “The Exchange Offer—Distribution of Spinco Common Stock Remaining After the Exchange Offer.”

Q:    What happens if AT&T declares a quarterly dividend during the Exchange Offer?

A:    If AT&T declares a quarterly dividend and the record date for that dividend occurs during the Exchange Offer period, you will be eligible to receive that dividend if you continue to own your shares of AT&T common stock as of that record date.

Q:    Will tendering my shares affect my ability to receive the AT&T quarterly dividend?

A:    No. If a dividend is declared by AT&T with a record date before the completion of the Exchange Offer, you will be entitled to that dividend even if you tendered your shares of AT&T common stock. Tendering your shares of AT&T common stock in the Exchange Offer is not a sale or transfer of those shares until they are accepted for exchange upon completion of the Exchange Offer.

Q:    Will all shares of AT&T common stock that I tender be accepted in the Exchange Offer?

A:    Not necessarily. Depending on the number of shares of AT&T common stock validly tendered in the Exchange Offer and not properly withdrawn, the calculated per-share value of AT&T common stock and the per-share value of Spinco common stock determined as described above, AT&T may have to limit the number of shares of AT&T common stock that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described under “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of AT&T Common Stock.”

An exception to proration can apply to stockholders (other than participants in the AT&T Shares Fund of the 401(k) plans sponsored by AT&T Inc. (collectively referred to herein as the “AT&T 401(k) Plans”)) who beneficially own “odd-lots,” that is, fewer than 100 shares of AT&T common stock. Such beneficial holders of AT&T common stock who validly tender all of their shares will not be subject to proration. For instance, if you directly or beneficially own 50 shares of AT&T common stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of AT&T common stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of more than 100 shares if the Exchange Offer is oversubscribed. Direct or beneficial holders of 100 or more shares of AT&T common stock will be subject to proration.

Proration for each tendering stockholder subject to proration will be based on (1) the proportion that the total number of shares of AT&T common stock to be accepted, except for tenders of odd-lots, as described above, bears to the total number of shares of AT&T common stock validly tendered and not properly withdrawn, except for tenders of odd-lots, as described above, and (2) the number of shares of AT&T common stock validly tendered and not properly withdrawn by such stockholder (and not on such stockholder’s aggregate ownership of shares of AT&T common stock). Any shares of AT&T common stock not accepted for exchange as a result of proration will be returned to tendering stockholders promptly after the final proration factor is determined.

AT&T will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made.

Q:    Will I be able to sell my shares of Spinco common stock after the Exchange Offer is completed?

A:    No. There currently is no trading market for Spinco common stock and no such trading market will be established in the future. The Exchange Offer Agent will hold all issued and outstanding shares of Spinco common stock in trust until the shares of Spinco common stock are converted into the right to receive shares of WBD common stock in the Merger. Participants in the Exchange Offer will not receive such shares of Spinco common stock but will receive the shares of WBD common stock issuable in the Merger, which can be sold in accordance with applicable securities laws. See “The Exchange Offer—Distribution of Spinco Common Stock Remaining After the Exchange Offer.”

Q:    How many shares of AT&T common stock will AT&T accept if the Exchange Offer is completed?

A:    The number of shares of AT&T common stock that will be accepted for exchange in the Exchange Offer if the Exchange Offer is completed will depend on the final exchange ratio, the number of shares of Spinco common stock offered (which will be based upon the number of shares issued in the Share Issuance) and the number of shares of AT&T common stock validly tendered and accepted in the Exchange Offer. AT&T currently expects that approximately             million shares of Spinco common stock will be available in the Exchange Offer (based on an equal number of shares of WBD common stock being issued by Discovery in the Share Issuance). Assuming that AT&T offers approximately             million shares of Spinco common stock and that the Exchange Offer is fully subscribed, the largest possible number of shares of AT&T common stock that will be accepted for exchange in the Exchange Offer would be approximately              million divided by the final exchange ratio. For example, assuming that the final exchange ratio is             (the current indicative exchange ratio based on the daily VWAPs of AT&T common stock and Discovery Series A common stock on             ,              and             and assuming approximately             million shares of Spinco common stock are offered in the Exchange Offer), then AT&T would accept for exchange up to a total of approximately              million shares of AT&T common stock.

Q:    Are there any conditions to AT&T’s obligation to complete the Exchange Offer?

A:    Yes. The Exchange Offer is subject to various conditions listed under “The Exchange Offer—Conditions to Completion of the Exchange Offer.” If any of these conditions are not satisfied or are not waived prior to the expiration of the Exchange Offer, AT&T will not be required to accept shares for exchange and may extend or terminate the Exchange Offer. If the Exchange Offer is terminated by AT&T without the exchange of shares, but the conditions to completion of the Transactions have otherwise been satisfied, all shares of Spinco common stock owned by AT&T will be distributed on a pro rata basis to holders of AT&T common stock, with a Distribution record date to be announced by AT&T.

AT&T may waive any of the conditions to the Exchange Offer prior to the expiration of the Exchange Offer. For a description of the material conditions precedent to the Exchange Offer, including satisfaction or waiver of the conditions to the Transactions, the receipt of Discovery stockholder approval of the Share Issuance and other conditions, see “The Exchange Offer—Conditions to Completion of the Exchange Offer.” Spinco has no right to waive any of the conditions to the Exchange Offer. Discovery has no right to waive any of the conditions to the Exchange Offer (other than certain conditions relating to the other Transactions contemplated hereby).

Q:    When does the Exchange Offer expire?

A:    The period during which you are permitted to tender your shares of AT&T common stock in the Exchange Offer will expire at one minute after 11:59 p.m., New York City time, on             , unless AT&T extends the Exchange Offer (subject to certain limitations on AT&T’s ability to extend). See “The Exchange Offer—Terms of the Exchange Offer—Extension; Termination; Amendment.”

Q:    Can the Exchange Offer be extended and under what circumstances?

A:    Yes. AT&T can, subject to the terms and conditions of the Separation Agreement, extend the Exchange Offer, in its sole discretion, at any time and from time to time. For instance, the Exchange Offer may be extended if any of the conditions for completion of the Exchange Offer listed under “The Exchange Offer—Conditions to Completion of the Exchange Offer” are not satisfied or are not waived prior to the expiration of the Exchange Offer. In case of an extension of the Exchange Offer, AT&T will publicly announce the extension at             and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. If the Exchange Offer is extended, the Valuation Dates will reset to the period of three consecutive trading days ending on and including the second trading day preceding the revised expiration date, as may be extended.

AT&T’s right to extend the Exchange Offer is subject to the terms and conditions of the Separation Agreement. The Separation Agreement provides that the terms and conditions of the Exchange Offer must comply with the terms of the Merger Agreement and all applicable securities law requirements. See “The Separation Agreement—The Distribution.” The Separation Agreement also provides that, unless otherwise required by applicable law, the maximum number of days that the Exchange Offer may be extended following satisfaction of the conditions to the Closing set forth in Article IX of the Merger Agreement (other than completion of the Transactions contemplated by the Separation Agreement and satisfaction of those conditions to be satisfied as of the Closing Date, provided that such conditions are capable of being satisfied at such date) shall be the earlier of (1) 20 business days or (2) the latest date that would permit the Distribution to occur prior to the Outside Date (as defined in the Merger Agreement) in compliance with all applicable laws.

Q:    How do I participate in the Exchange Offer?

A:    The procedures you must follow to participate in the Exchange Offer will depend on whether you hold your shares of AT&T common stock through a bank or trust company or broker, as a participant in the AT&T Shares Fund of the AT&T 401(k) Plans, or if your shares of AT&T common stock are registered in your name in AT&T’s direct register of shares (the “DRS”). For specific instructions about how to participate, see “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering.”

Q:    What if I participate in the AT&T Shares Fund of the AT&T 401(k) Plans?

A:    If your account in the AT&T 401(k) Plans includes units in the AT&T Shares Fund as of             , you can instruct The Bank of New York Mellon, the trustee of the AT&T 401(k) Plans (the “Trustee”) to either keep your AT&T Shares Fund account invested in shares of AT&T common stock or exchange some or all of your units in the AT&T Shares Fund for units in a Spinco common stock investment fund, pursuant to the Exchange Offer (which will automatically convert into the right to receive units in a WBD common stock fund in the Merger). You will receive instructions from the Trustee via letter or email informing you how to provide instructions to the Trustee and the deadline for providing those instructions. If you do not provide instructions to the Trustee prior to the applicable deadline, none of your units in the AT&T Shares Fund in the AT&T 401(k) Plans will be exchanged for an interest in a Spinco common stock investment fund pursuant to the Exchange Offer.

For specific instructions about how to tender the shares of AT&T common stock attributable to your account, see “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering.”

If you do not provide instructions to the Trustee to exchange some or all of your units in the AT&T Shares Fund in the AT&T 401(k) Plans for units in a Spinco common stock investment fund, your account in the AT&T 401(k) Plans may still receive units in a Spinco common stock investment fund in a Clean-Up Spin-Off, if applicable, in respect of AT&T Shares Fund units attributable to your account in the AT&T 401(k) Plans. AT&T is unable to predict how many units in a Spinco common stock fund you would receive in a potential Clean-Up Spin-Off. Upon the Closing, any units in a Spinco common stock investment fund attributable to your account in the AT&T 401(k) Plans would be converted into units in a WBD common stock investment fund in the AT&T 401(k) Plans.

After the Closing, AT&T and/or the plan fiduciary responsible for evaluating the propriety of investment options under the AT&T 401(k) Plans may conclude that the AT&T 401(k) Plans will no longer maintain a WBD common stock investment fund, in which case the WBD common stock investment fund would be liquidated and the proceeds reallocated to one or more of the other investment options within the AT&T 401(k) Plans based on your election or to the AT&T 401(k) Plans’ qualified default investment alternative (if one is available).

Q:    How do I tender my shares of AT&T common stock after the final exchange ratio has been determined?

A:    AT&T will announce the final exchange ratio used to determine the number of shares of Spinco common stock that can be received for each share of AT&T common stock accepted in the Exchange Offer by press release, and it will be available on the website maintained at https://www.dfking.com/warnermediadistribution, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be             ) immediately preceding the expiration date of the Exchange Offer (currently expected to be             ), unless the Exchange Offer is extended or terminated. If the Exchange Offer is extended, the final exchange ratio will be available at the end of the second trading day immediately preceding the expiration date of the Exchange Offer as so extended. The timing of such announcement will therefore provide each holder of AT&T common stock with two full business days after knowing the final exchange ratio during which to decide whether to tender or withdraw their shares in the Exchange Offer. If you wish to tender shares of AT&T common stock pursuant to the Exchange Offer but (1) the procedure for book-entry transfer cannot be completed on a timely basis or (2) time will not permit all required documents to reach the Exchange Offer Agent on or before the expiration date of the Exchange Offer, you may still tender your shares of AT&T common stock by complying with the guaranteed delivery procedures described in “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.” If you hold shares of AT&T common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf. If you hold AT&T common stock through a broker, dealer, commercial bank, trust company or similar institution and do not intend to tender your shares by means of delivering a notice of guaranteed delivery, consult with such institution on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to tender on your behalf prior to one minute after 11:59 p.m., New York City time, on the expiration date.

If your shares of AT&T common stock are held through an institution and you wish to tender your AT&T common stock after The Depository Trust Company has closed, the institution must deliver a notice of guaranteed delivery to the Exchange Offer Agent via email prior to one minute after 11:59 p.m., New York City time, on the expiration date.

Q:    Can I tender only a portion of my shares of AT&T common stock in the Exchange Offer?

A:    Yes. You may tender all, some or none of your shares of AT&T common stock.

Q:    What do I do if I want to retain all of my shares of AT&T common stock?

A:    If you want to retain all of your shares of AT&T common stock, you do not need to take any action.

Q:    Can I change my mind after I tender my shares of AT&T common stock and before the Exchange Offer expires?

A:    Yes. You may withdraw your tendered shares at any time before the Exchange Offer expires. See “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.” If you change your mind again, you can re-tender your shares of AT&T common stock by following the tender procedures again prior to the expiration of the Exchange Offer.

If you hold units in the AT&T Shares Fund of the AT&T 401(k) Plans, you may withdraw your instructions to tender shares and, if you change your mind again, provide new instructions to re-tender AT&T common stock attributable to units you hold in the AT&T Shares Fund. However, different deadlines for providing instructions regarding tendering and withdrawing may apply to shares held in the AT&T 401(k) Plans. If you participate in the AT&T 401(k) Plans, you will receive instructions from the Trustee, The Bank of New York Mellon, via letter or email informing you how to provide instructions and the deadlines for making and withdrawing your instructions.

Q:    Will I be able to withdraw the shares of AT&T common stock that I tender after the final exchange ratio has been determined?

A:    Yes. The final exchange ratio used to determine the number of shares of Spinco common stock that you will receive for each share of AT&T common stock accepted in the Exchange Offer will be announced by press release and be available on the website maintained at https://www.dfking.com/warnermediadistribution, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be             ) immediately preceding the expiration date of the Exchange Offer (currently expected to be             ), unless the Exchange Offer is extended or terminated. AT&T will also announce at that time whether the upper limit on the number of shares of Spinco common stock that can be received for each share of AT&T common stock tendered and accepted in the Exchange Offer is in effect. If the Exchange Offer is extended, the final exchange ratio will be available at the end of the second trading day immediately preceding the expiration date of the Exchange Offer as so extended. The timing of such announcement will therefore provide each holder of AT&T common stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the Exchange Offer. Subject to any extension or termination, you have the right to withdraw shares of AT&T common stock you have tendered at any time prior to one minute after 11:59 p.m., New York City time, on the expiration date, which is             . In addition, shares of AT&T common stock tendered pursuant to the Exchange Offer may be withdrawn after              (i.e., after the expiration of 40 business days from the commencement of the Exchange Offer) if AT&T does not accept your shares of AT&T common stock pursuant to the Exchange Offer by such date. See “The Exchange Offer—Terms of the Exchange Offer.”

Q:    How do I withdraw my tendered AT&T common stock after the final exchange ratio has been determined?

A:    If you are a registered holder of AT&T common stock holding shares through the DRS and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or an email transmission notice of withdrawal to the Exchange Offer Agent prior to one minute after 11:59 p.m., New York City time, on the expiration date. In addition, shares of AT&T common stock tendered pursuant to the Exchange Offer may be withdrawn after              (i.e., after the expiration of 40 business days from the commencement of the Exchange Offer) if AT&T does not accept your shares of AT&T common stock pursuant to the Exchange Offer by such date. The information that must be included in that notice is specified under “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or an email transmission notice of withdrawal to the Exchange Offer Agent on your behalf prior to one minute after 11:59 p.m., New York City time, on the expiration date. In addition, shares of AT&T common stock tendered pursuant to the Exchange Offer may be withdrawn after              (i.e., after the expiration of 40 business days from the commencement of the Exchange Offer) if AT&T does not accept your shares of AT&T common stock pursuant to the Exchange Offer by such date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered holder of AT&T common stock, you will not be able to provide a notice of withdrawal for such shares directly to the Exchange Offer Agent.

If your shares of AT&T common stock are held through an institution and you wish to withdraw your shares of AT&T common stock after The Depository Trust Company has closed, the institution must deliver a written notice of withdrawal or an email transmission notice of withdrawal to the Exchange Offer Agent prior to one minute after 11:59 p.m., New York City time, on the expiration date, in the form of The Depository Trust Company’s notice of withdrawal, and you must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. In addition, shares of AT&T common stock tendered pursuant to the Exchange Offer may be withdrawn after              (i.e., after the expiration of 40 business days from the commencement of the Exchange Offer) if AT&T does not accept your shares of AT&T common stock pursuant to the Exchange Offer by such date. See “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights—Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined.”

Q:    Are there any material differences between the rights of holders of AT&T common stock and WBD common stock?

A:    Yes. Although both AT&T and Discovery (to be renamed Warner Bros. Discovery, Inc. in connection with the completion of the Transactions) are Delaware corporations, each is subject to different organizational documents. Holders of AT&T common stock, whose rights are currently governed by AT&T’s organizational documents and Delaware law, will, with respect to the shares validly tendered and exchanged immediately following the Exchange Offer (and with respect to those shares they may receive in a potential Clean-Up Spin-Off, which are received by AT&T stockholders without the exchange of any of their shares in the Exchange Offer), become stockholders of WBD and their rights will be governed by WBD’s organizational documents and Delaware law. The material differences between the rights associated with AT&T common stock and WBD common stock that may affect holders of AT&T common stock whose shares are accepted for exchange for shares of Spinco common stock in the Exchange Offer (or who may receive shares of Spinco common stock in a potential Clean-Up Spin-Off) and who will obtain shares of WBD common stock in the Merger relate to, among other things, WBD’s classified board structure and supermajority voting requirements until the election of directors at WBD’s third annual meeting of stockholders following the completion of the Merger and the lack of stockholder rights to call a special meeting. For a further discussion of the material differences between the rights of holders of AT&T common stock and WBD common stock, see “Comparison of Stockholders’ Rights.”

Q:    Are there any appraisal rights for holders of AT&T common stock?

A:    No. There are no appraisal rights available to holders of AT&T common stock in connection with the Exchange Offer or any pro rata distribution of shares of Spinco common stock.

Q:    What will AT&T do with the shares of AT&T common stock that are tendered, and what is the impact of the Exchange Offer on AT&T’s share count?

A:    The shares of AT&T common stock that are tendered in the Exchange Offer will be held as treasury stock by AT&T unless and until retired or used for other purposes. Any shares of AT&T common stock acquired by AT&T in the Exchange Offer will reduce the total number of shares of AT&T common stock outstanding, although AT&T’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises and release of shares upon vesting of restricted stock units.

Q:    What will happen to the remaining shares of Spinco common stock owned by AT&T in a potential Clean-Up Spin-Off following the completion of the Exchange Offer?

A:    In the event that the number of shares of AT&T common stock tendered in the Exchange Offer results in fewer than all of the shares of Spinco common stock being subscribed for in the Exchange Offer (i.e., the Exchange Offer is not fully subscribed), then AT&T would distribute any remaining shares of Spinco common stock on a pro rata basis in a Clean-Up Spin-Off to AT&T stockholders as of the Distribution record date, other than in respect of any shares of AT&T common stock tendered and accepted in the Exchange Offer. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer would waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. Upon the completion of the Exchange Offer and a potential Clean-Up Spin-Off, prior to the effective time of the Merger, AT&T would deliver to the Exchange Offer Agent, and the Exchange Offer Agent would hold, for the account of the relevant AT&T stockholders, a book-entry authorization representing all of the shares of Spinco common stock owned by AT&T, pending the completion of the Merger. Prior to or at the effective time of the Merger, Discovery would deposit with the Exchange Agent evidence in book-entry form representing the shares of WBD common stock issuable in the Merger. Such shares of WBD common stock would be delivered promptly following the effectiveness of the Merger, pursuant to the procedures determined by the Exchange Offer Agent and the Exchange Agent. See “The Exchange Offer—Terms of the Exchange Offer—Exchange of Shares of AT&T Common Stock.” If the Exchange Offer is terminated by AT&T without the exchange of shares, but the conditions to completion of the Transactions have otherwise been satisfied, all shares of Spinco common stock owned by AT&T will be distributed on a pro rata basis to holders of AT&T common stock, with a Distribution record date to be announced by AT&T. Such distributed shares of Spinco common stock would automatically convert into the right to receive shares of WBD common stock in the Merger.

Q:    If I tender some or all of my shares of AT&T common stock in the Exchange Offer, will I receive any shares of Spinco common stock in a potential Clean-Up Spin-Off?

A:    AT&T stockholders who validly tender (and do not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer waive their rights to receive (but solely with respect to such shares accepted in the Exchange Offer), and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. However, in the event any tendered shares are not accepted in the Exchange Offer for any reason, or you do not tender all of your shares of AT&T common stock, such shares will be entitled to receive shares of Spinco common stock in a Clean-Up Spin-Off.

Q:    If I do not tender any of my shares of AT&T common stock in the Exchange Offer, will I receive any shares of Spinco common stock in a potential Clean-Up Spin-Off?

A:    Yes. In the event that the number of shares of AT&T common stock tendered in the Exchange Offer results in fewer than all of the shares of Spinco common stock being subscribed for in the Exchange Offer (i.e., the Exchange Offer will not be fully subscribed), then AT&T will distribute any remaining shares of Spinco common stock on a pro rata basis to AT&T stockholders as of the Distribution record date, other than in respect of any shares of AT&T common stock tendered and accepted in the Exchange Offer. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer would waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. AT&T is unable to predict whether a Clean-Up Spin-Off will be necessary or, if a Clean-Up Spin-Off is completed, the number shares of Spinco common stock that would be distributed in a Clean-Up Spin-Off as this will depend on the number of shares of AT&T common stock tendered by AT&T stockholders in the Exchange Offer and the final exchange ratio. AT&T is therefore unable to predict, and cannot guarantee, how many shares of Spinco common stock (if any) would be distributed in a Clean-Up Spin-Off and how many shares of Spinco common stock would be received per share of AT&T common stock in a Clean-Up Spin-Off. Holders of AT&T common stock that do not tender any shares of AT&T common stock in the Exchange Offer will only receive such number of shares of Spinco common stock (and, following the Merger, shares of WBD common stock in respect thereof) that are remaining after the completion of the Exchange Offer and distributed on a pro rata basis. There is no guarantee that AT&T will be required to conduct a Clean-Up Spin-Off.

Q:    If I do not tender any of my shares of AT&T common stock in the Exchange Offer, but I want to receive shares of Spinco common stock in a potential Clean-Up Spin-Off, am I required to do anything?

A:    No. AT&T stockholders are not required to take any action in connection with a potential Clean-Up Spin-Off or the Merger, and no action by AT&T stockholders is required to participate in these Transactions and to receive the shares of Spinco common stock that would be distributed on a pro rata basis in the event of a Clean-Up Spin-Off and automatically convert in the Merger into the right to receive shares of WBD common stock (calculated as further described in “The Transactions—Calculation of the Merger Consideration”). AT&T is unable to predict whether a Clean-Up Spin-Off will be necessary or, if a Clean-Up Spin-Off is completed, the number of shares of Spinco common stock that would be distributed in a potential Clean-Up Spin-Off as this will depend on the number of shares of AT&T common stock tendered by AT&T stockholders in the Exchange Offer and the final exchange ratio. AT&T is therefore unable to predict, and cannot guarantee, how many shares of Spinco common stock, if any, would be distributed in a Clean-Up Spin-Off and how many shares of Spinco common stock would be received per share of AT&T common stock in a Clean-Up Spin-Off. Holders of AT&T common stock that do not tender any shares of AT&T common stock in the Exchange Offer will only receive such number of shares of Spinco common stock (and, following the Merger, shares of WBD common stock in respect thereof) that are remaining after the completion of the Exchange Offer and distributed on a pro rata basis. If the Exchange Offer were oversubscribed, you would not receive any shares of Spinco common stock unless you participated in the Exchange Offer. Shares of Spinco common stock will only be distributed in a Clean-Up Spin-Off if there are shares of Spinco common stock remaining after the Exchange Offer. AT&T stockholders should carefully read this prospectus, which contains important information about the Transactions, AT&T, Discovery and Spinco. In addition, should you want to participate in the Exchange Offer to exchange your shares of AT&T common stock for shares of Spinco common stock, you would need to take the actions described above and in “The Exchange Offer.”

IF YOU DO NOT ELECT TO PARTICIPATE IN THE EXCHANGE OFFER AND ONLY WISH TO RECEIVE SHARES OF SPINCO COMMON STOCK IN A POTENTIAL CLEAN-UP SPIN-OFF, YOU WILL NOT BE REQUIRED TO SURRENDER YOUR SHARES OF AT&T COMMON STOCK IN SUCH CLEAN-UP SPIN-OFF OR THE MERGER, AND SUCH CLEAN-UP SPIN-OFF AND THE MERGER WILL NOT RESULT IN ANY CHANGE IN YOUR OWNERSHIP OF AT&T COMMON STOCK. AT&T IS UNABLE TO PREDICT HOW MANY, IF ANY, SHARES OF SPINCO COMMON STOCK WOULD BE DISTRIBUTED IN A CLEAN-UP SPIN-OFF.

Q:    Why has AT&T decided to separate the WarnerMedia Business from AT&T and combine it with Discovery through a Reverse Morris Trust-type transaction?

A:    AT&T has decided to pursue a combination of the WarnerMedia Business with Discovery to create a global leader in the entertainment industry and a stronger global competitor in streaming and digital entertainment with a combined portfolio of brands and content in the premium entertainment, sports, news, nonfiction entertainment and international entertainment spaces. The synergies associated with a combination of Discovery and the WarnerMedia Business are expected to lead to increased investment in content and digital innovation and scale the WarnerMedia Business’s global DTC business. Executing this combination through a Reverse Morris Trust-type transaction is expected to be tax-efficient to AT&T and its stockholders.

Q:    Why has AT&T decided to separate Spinco from AT&T through the Exchange Offer?

A:    AT&T believes that distribution of the shares of Spinco common stock that it holds to AT&T stockholders by way of the Exchange Offer, rather than distributing all of the shares of Spinco common stock in a pro rata distribution, is a tax-efficient way to divest its interest in Spinco while allowing AT&T stockholders an opportunity to adjust their current investment between AT&T and the post-Merger WBD. In addition, if the number of shares of AT&T common stock that have been tendered and accepted in the Exchange Offer results in fewer than all shares of Spinco common stock being exchanged, then such remaining shares of Spinco common stock will be distributed in a Clean-Up Spin-Off. If the Exchange Offer is not fully subscribed such that some portion of shares of Spinco common stock would be distributed in a Clean-Up Spin-Off, AT&T is unable to predict how many shares would be distributed in such a Clean-Up Spin-Off.

Q:    Will AT&T stockholders who sell their shares of AT&T common stock shortly before the completion of the Distribution and Merger still be entitled to receive shares of WBD common stock with respect to the shares of AT&T common stock that were sold?

A:    No. Unless the Exchange Offer is terminated by AT&T prior to the expiration date, shares of Spinco common stock (and, ultimately, shares of WBD common stock) will only be received by AT&T stockholders that either (1) validly tender (and do not properly withdraw) their shares in the Exchange Offer or (2) are stockholders of AT&T as of the Distribution record date in the event of a Clean-Up Spin-Off, which will be announced by AT&T, if necessary. As such, AT&T stockholders who sell their shares prior to the completion of the Distribution (such that they cannot tender them or do not hold them on the Distribution record date) will not receive any shares of Spinco common stock in the Distribution or shares of WBD common stock in the Merger. In addition, any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. To the extent AT&T terminates the Exchange Offer and determines to distribute the shares of Spinco common stock entirely by a pro rata distribution, AT&T will announce in advance any Distribution record date with respect to such distribution.

Q:    Will holders of AT&T stock options, restricted stock units or restricted stock awards have the opportunity to exchange their AT&T stock options, restricted stock units or restricted stock awards for WBD common stock in the Exchange Offer?

A:    No, neither holders of vested or unvested stock options nor holders of restricted stock units or restricted stock awards (including performance-based awards and time-based awards) can tender the shares of AT&T common stock underlying such awards in the Exchange Offer. However, holders of vested and unexercised AT&T stock options can exercise their vested stock options in accordance with the terms of the agreements under which the options were issued and tender in the Exchange Offer the shares of AT&T common stock received upon exercise. The exercise of an AT&T stock option cannot be revoked for any reason, including if the Exchange Offer is terminated for any reason or if shares of AT&T common stock received upon exercise are tendered and not accepted for exchange in the Exchange Offer. Additionally, if you hold shares of AT&T common stock as a result of the vesting and settlement of restricted stock units, these shares can be tendered in the Exchange Offer.

If you are a holder of vested and unexercised AT&T stock options and wish to exercise such stock options and tender in the Exchange Offer shares of AT&T common stock received upon exercise, you should be certain to initiate such exercise generally no later than 4:00 p.m., New York City time, on the eighth trading day prior to the expiration of the Exchange Offer, so that the shares of AT&T common stock are received in enough time to tender the shares in accordance with the instructions for tendering.

There are tax consequences associated with the exercise of a stock option, and individual tax circumstances may vary. You are urged to consult the prospectus provided to you in connection with your AT&T stock options and to consult your own tax advisor regarding the consequences to you of exercising your stock options. You are also urged to read carefully the discussion in “Material U.S. Federal Income Tax Consequences” and to consult your own tax advisor regarding the consequences to you of the Exchange Offer.

Q:    How do the Transactions impact AT&T’s dividend policy?

A:    Declarations of dividends on AT&T common stock are made at the discretion of the AT&T Board upon its determination that the declaration of dividends is in the best interest of AT&T stockholders. AT&T’s dividend policy considers the expectations and requirements of stockholders, capital funding requirements of AT&T and long-term growth opportunities. AT&T does not expect changes to its dividend policy prior to the Closing Date. After the Closing Date and subject to limitations under applicable law and AT&T Board approval, AT&T expects an annual dividend payout ratio of 40% to 43% on anticipated free cash flow of over $20 billion per year.

Q:    What happens if I initiate a trade of shares of AT&T common stock on or prior to the Distribution record date of a potential Clean-Up Spin-Off that does not settle until after the Distribution record date? Will I be entitled to shares of Spinco common stock?

A:    No. If you initiate a trade on or prior to the Distribution record date (currently expected to be             ) which settles after the Distribution record date, you will also be trading your right to receive shares of Spinco common stock in a potential Clean-Up Spin-Off. It is further a requirement of the Exchange Offer that, in order to be valid, your tender must include all rights and entitlements (including any rights represented by a “due-bill”) for shares of Spinco common stock issuable in a potential Clean-Up Spin-Off.

Q:    Whom should I contact if I have questions about the Exchange Offer materials or the procedures to tender?

A:     If you have any questions about the Exchange Offer materials or need assistance with the procedures to tender shares, or if you need additional copies of the Exchange Offer materials, you should contact AT&T’s information agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

(800) 290-6427 (call toll-free)

(212) 269-5550 (banks and brokerage firms)

Email: att@dfking.com

If you hold AT&T common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf in accordance with your instructions and will be able to assist you in complying with this requirement. You can also contact the information agent with any questions as set forth above.

SUMMARY

The following summary contains certain information described in more detail elsewhere in this prospectus. It does not contain all the details concerning the Transactions, including information that may be important to you. To better understand the Transactions, please read carefully and in its entirety this prospectus, including the annexes hereto, and the documents incorporated by reference herein, as well as the registration statement of which this prospectus forms a part, including the exhibits to the registration statement. See “Where You Can Find More Information; Incorporation by Reference.”

Parties to the Transactions

Discovery, Inc.

Discovery is a global media company that provides content across multiple distribution platforms, including linear platforms such as pay-television (“pay-TV”), free-to-air and broadcast television, authenticated GO applications, digital distribution arrangements, content licensing arrangements and next generation direct-to-consumer (“DTC”) subscription products, including discovery+, the definitive real-life subscription service. As one of the world’s largest pay-TV programmers, as of December 31, 2020, Discovery provided original and purchased content and live events to approximately 3.7 billion cumulative subscribers and viewers worldwide through networks that it wholly or partially owns. Discovery distributes customized content in the United States and over 220 other countries and territories in nearly 50 languages. Discovery has an extensive library of content and owns most rights to its content and footage, which enables Discovery to leverage its library to quickly launch brands and services into new markets and on new platforms. Discovery’s content can be re-edited and updated in a cost-effective manner to provide topical versions of subject matter that can be utilized around the world on a variety of platforms.

Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock are listed on Nasdaq under the symbols “DISCA,” “DISCB” and “DISCK,” respectively.

Discovery’s principal executive office is located at 230 Park Avenue South, New York, New York 10003 (telephone number: (212) 548-5555).

This prospectus incorporates important business and financial information about Discovery from other documents that are not included in or delivered with this prospectus. For a more detailed description of Discovery’s business and operations, see Discovery’s Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021 and September 30, 2021, each of which is incorporated by reference herein. See “Where You Can Find More Information; Incorporation by Reference.”

WBD’s Business after the Transactions

The combination of Discovery’s and the WarnerMedia Business’s robust portfolios of entertainment, kids, news and sports content is expected to position WBD as a stronger global competitor in streaming and digital entertainment with favorable prospects in the global DTC race, and improve the overall growth profile for WBD in the future. The Transactions bring together the complementary brands of Discovery and the WarnerMedia Business to the benefit of consumers. The Transactions will combine the WarnerMedia Business’s storied content library of popular and valuable intellectual property with Discovery’s global footprint, trove of local-language content and deep regional expertise across more than 220 countries and territories. Discovery expects this broad, worldwide portfolio of brands, coupled with its DTC potential and the attractiveness of the combined assets, to result in increased market penetration globally.

Drake Subsidiary, Inc.

Merger Sub was formed specifically for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions.

Merger Sub’s principal executive office is located at 230 Park Avenue South, New York, New York 10003 (telephone number: (212) 548-5555).

AT&T Inc.

AT&T is a Delaware corporation formed in 1983 (formerly, SBC Communications Inc.) as one of several regional holding companies created to hold AT&T Corp.’s (“ATTC”) local telephone companies. On January 1, 1984, AT&T was spun off from ATTC pursuant to an antitrust consent decree, becoming an independent publicly traded telecommunications services provider. At formation, AT&T primarily operated in five southwestern states. Following its formation, AT&T has expanded its footprint and operations by acquiring various businesses. With approximately 180,000 employees worldwide (excluding employees of the WarnerMedia Business) as of October 1, 2021, AT&T is a leading provider of telecommunications, media and technology services globally.

AT&T’s principal executive offices are located at 208 S. Akard St., Dallas, Texas, 75202, and its telephone number is (210) 821-4105.

This prospectus incorporates important business and financial information about AT&T from other documents that are not included in or delivered with this prospectus. For a more detailed description of AT&T’s business, see AT&T’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and Annual Report on Form 10-K for the year ended December 31, 2020, each as filed with the SEC, and Current Report on Form 8-K, as filed with the SEC on June 21, 2021 (which updates AT&T’s audited financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020), each of which is incorporated by reference herein. See “Where You Can Find More Information; Incorporation by Reference.”

Magallanes, Inc.

Spinco was formed specifically for the purpose of effecting the Separation. Spinco has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. In connection with the Transactions, Spinco has entered into several arrangements which will provide financing to fund the Special Cash Payment, the Additional Amount and the other Transactions and to pay related transaction fees and expenses. For more information about financing of the Transactions, see “Debt Financing.”

Spinco is a holding company. In the Separation, AT&T will transfer the WarnerMedia Assets that are not already owned by members of the Spinco Group to members of the Spinco Group and members of the Spinco Group will assume the WarnerMedia Liabilities that are not already owed by or otherwise the responsibility of members of the Spinco Group, and AT&T will cause the members of the Spinco Group to transfer Excluded Assets (as defined herein) that are not already owned by members of the AT&T Group to members of the AT&T Group and the AT&T Group will assume the Excluded Liabilities (as defined herein) that are not already owed by or otherwise the responsibility of members of the AT&T Group. Thereafter, AT&T will transfer all of the equity interests in each member of the Spinco Group (i.e., such subsidiary of AT&T holding assets and liabilities constituting a portion of the WarnerMedia Business), directly or indirectly, to Spinco. In exchange, Spinco will: (1)(a) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (b) distribute to

AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (c) undertake a combination of the actions described in (a) and (b) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment, (2) issue to AT&T shares of Spinco common stock and (3) make the Special Cash Payment to AT&T.

Spinco’s principal executive office is located at 208 S. Akard St., Dallas, Texas, 75202, and its telephone number is (210) 821-4105.

The Transactions

Overview

On May 17, 2021, Discovery, AT&T, Spinco and Merger Sub entered into definitive agreements, pursuant to which and subject to the terms and conditions therein, (1) AT&T will transfer the WarnerMedia Business to Spinco (the Separation), (2) Spinco will (a) make a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments (the Special Cash Payment), and (b)(i) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (ii) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (iii) undertake a combination of the actions described in (2)(b)(i) and (2)(b)(ii) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment, (3) AT&T will distribute to its stockholders all of the issued and outstanding shares of Spinco common stock in a distribution that will, at AT&T’s election, take place either by way of (a) a pro rata distribution of Spinco common stock to AT&T stockholders or (b) an exchange offer followed by a pro rata distribution of any shares of Spinco common stock remaining if such exchange offer is not fully subscribed because the number of shares of AT&T common stock tendered and accepted does not result in all shares of Spinco common stock being distributed in the exchange offer (the Distribution), (4) Discovery will amend and restate the Discovery charter to, among other things, change its name to Warner Bros. Discovery, Inc. and reclassify and automatically convert each share of Discovery capital stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter into such number of shares of WBD common stock as set forth in the Merger Agreement (the Reclassification) and (5) Merger Sub will merge with and into Spinco, with Spinco as the surviving corporation (the Merger) and as a wholly owned subsidiary of WBD.

In the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock. When the Merger is completed, holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.” The Distribution and the Merger are a Reverse Morris Trust-type transaction and are expected to be tax-free to AT&T stockholders for U.S. federal income tax purposes, except to the extent that cash is paid to AT&T stockholders in lieu of fractional shares in the Distribution or the Merger. The Separation, Special Cash Payment, Distribution, Reclassification, Merger, payment of the Additional Amount and other transactions contemplated by the Transaction Documents are collectively referred to herein as the Transactions.

The definitive agreements entered into in connection with the Transactions include (1) the Merger Agreement, (2) the Separation Agreement, (3) the Employee Matters Agreement, (4) the Tax Matters Agreement, (5) the A/N Voting Agreement, (6) the Malone Voting Agreement and (7) the Consent Agreement. In addition, AT&T and Discovery and certain of their respective affiliates, including Spinco, will enter into other Ancillary Agreements in connection with the Transactions. These agreements, which are described in greater detail in “Other Agreements Related to the Transactions,” will govern the relationship among AT&T and Discovery and their respective affiliates, including Spinco, after the Transactions.

The Distribution will be conducted through, at AT&T’s election, either (1) a pro rata distribution of Spinco common stock to AT&T stockholders or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. This prospectus has been prepared under the assumption that the shares of Spinco common stock will be distributed to AT&T stockholders pursuant to the Exchange Offer. Based on market conditions prior to the Closing, AT&T will determine whether the shares of Spinco common stock will be distributed to AT&T stockholders in a pro rata distribution or the Exchange Offer and a potential Clean-Up Spin-Off, if necessary.

Following the Transactions, WBD will own and operate the WarnerMedia Business through Spinco and will also continue Discovery’s current businesses. Discovery will use reasonable best efforts to cause the WBD common stock issuable in the Transactions to be authorized for listing on Nasdaq under the symbol “WBD.”

Transaction Steps

Below is a step-by-step list illustrating the material events relating to the Separation, the Distribution, the Reclassification and the Merger. Each of these events, as well as any conditions to their completion, is discussed in more detail elsewhere in this prospectus. Steps #1, #2 and #3 described below may not, and are not required pursuant to the Transaction Documents to, occur chronologically.

Step #1—The Separation. Prior to the Distribution and the Merger, AT&T will convey to Spinco or one or more subsidiaries of Spinco certain assets and liabilities constituting the WarnerMedia Business and will cause any applicable subsidiary of AT&T to convey to AT&T or its designated subsidiary (other than Spinco or any other member of the Spinco Group) certain excluded assets and excluded liabilities in order to separate the WarnerMedia Business, in each case, as set forth in and subject to the terms and conditions of the Separation Agreement. Thereafter, AT&T will transfer all of the equity interests in each of the subsidiaries of AT&T holding WarnerMedia Assets and WarnerMedia Liabilities, and constituting the WarnerMedia Business, directly or indirectly, to Spinco.

Step #2—Issuance of Spinco Debt Securities. Prior to the effective time of the Merger, and as a condition to the Distribution, Spinco will (1) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (2) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (3) undertake a combination of the actions described in (1) and (2) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment.

AT&T expects to transfer the Spinco Debt Securities to one or more investment banks in exchange for certain debt obligations of AT&T held by such investment bank(s) as principal for their own account in the Securities Exchange. Following the Securities Exchange, such investment bank(s) or their affiliates are expected to sell the Spinco Debt Securities to third-party investors.

Step #3—Special Cash Payment. Prior to the effective time of the Merger, and as a condition to the Distribution, Spinco will make the Special Cash Payment to AT&T, which is a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments. See “The Separation Agreement—The Separation— Special Cash Payment, Payment of the Additional Amount and Post-Closing Adjustments” for further description of adjustments to the Special Cash Payment.

Step #4—Issuance of Spinco common stock. Prior to the Distribution, Spinco will issue to AT&T a number of shares of Spinco common stock such that the number of shares of Spinco common stock issued and outstanding at the time of the Distribution is equal to the number of shares of WBD common stock to be issued to the stockholders of Spinco in the Share Issuance.

Step #5—The Distribution; Exchange Offer and Clean-Up Spin-Off. On the Closing Date, AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders by, at AT&T’s election, either (1) a pro rata distribution of Spinco common stock to AT&T stockholders or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. Assuming that AT&T elects to undertake the Distribution by way of the Exchange Offer, AT&T will offer to its stockholders the option to exchange all or a portion of their shares of AT&T common stock for shares of Spinco common stock. Immediately following the Exchange Offer, the shares of Spinco common stock remaining if the Exchange Offer is not fully subscribed (because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged) will be distributed in a Clean-Up Spin-Off on a pro rata basis to AT&T stockholders as of the Distribution record date, other than in respect of any shares tendered and accepted in the Exchange Offer. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. See “The Separation Agreement—The Distribution” and “The Exchange Offer.”

The Exchange Offer Agent will hold all issued and outstanding shares of Spinco common stock in trust for the benefit of stockholders that are receiving shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off, pending the completion of the Merger. Shares of Spinco common stock will not be able to be traded during this period.

In order to enable AT&T stockholders to value their shares of Spinco common stock in the Exchange Offer, AT&T intends to cause Spinco to issue such number of shares of Spinco common stock to AT&T prior to the Distribution such that the number of shares of Spinco common stock is equal to the number of shares of WBD common stock to be issued in the Share Issuance. As such, the actual number of shares of Spinco common stock distributed in the Distribution may fluctuate between the date hereof and the Closing Date to the extent the number of fully diluted shares of WBD common stock (and by extension the Share Issuance) changes between the date hereof and the Distribution Date.

Step #6—The Reclassification. On the Closing Date and prior to the effective time of the Merger, Discovery will amend and restate the Discovery charter, to provide that (1) each share of Discovery Series A common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (2) each share of Discovery Series B common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (3) each share of Discovery Series C common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (4) each share of Discovery Series A-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into 13.11346315 shares of

WBD common stock and (5) each share of Discovery Series C-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into such number of shares of WBD common stock as the number of shares of Discovery Series C common stock such share of Discovery Series C-1 preferred stock would have been convertible into immediately prior to the effective time of the WBD charter, which, as of September 30, 2021, would have been 19.3648 shares of WBD common stock.

Step #7—The Merger. In the Merger, Merger Sub will be merged with and into Spinco, with Spinco surviving as a wholly owned subsidiary of WBD. In the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock such that immediately after the Merger, such holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.”

The foregoing are subject to certain conditions to their completion. See “The Separation Agreement—Conditions to the Separation,” “The Separation Agreement—Conditions to the Distribution,” “The Exchange Offer—Conditions to Completion of the Exchange Offer” and “The Merger Agreement—Conditions to the Merger.”

Key Terms of the Merger Agreement

Calculation of the Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Spinco common stock immediately prior to the effective time of the Merger will automatically convert at the effective time of the Merger into the right to receive a number of shares of WBD common stock such that each holder of record of shares of Spinco common stock immediately prior to the effective time of the Merger will have the right to receive, in the aggregate, a number of shares of WBD common stock (the “Merger Consideration”) equal to the product of (1) the total number of shares of Spinco common stock held of record by such holder immediately prior to the effective time of the Merger multiplied by (2) the Merger exchange ratio, provided that each holder will receive a cash payment in lieu of fractional shares of WBD common stock. Each share of Spinco common stock that is held by Spinco as treasury stock or by any other member of the Spinco Group will be canceled at the effective time of the Merger. Under the Merger Agreement, the Merger exchange ratio means (1)(a) the number of shares WBD common stock outstanding as of immediately prior to the effective time of the Merger on a fully diluted, as-converted (including as a result of the Reclassification) and as-exercised basis in accordance with the treasury stock method multiplied by (b) the quotient of 71 divided by 29 divided by (2) the number of shares of Spinco common stock outstanding immediately prior to the effective time of the Merger, subject to the adjustments set forth in the Merger Agreement. The calculation of the Merger Consideration as set forth in the Merger Agreement is expected to result in Spinco stockholders immediately prior to the Merger collectively holding approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis immediately following the Merger. See “The Merger Agreement—Merger Consideration.”

No fractional shares of WBD common stock will be issued upon the conversion of shares of Spinco common stock in connection with the Merger. All fractional shares of WBD common stock that a holder of

Spinco common stock would otherwise be entitled to receive pursuant to the Merger will be aggregated by the Exchange Agent. The Exchange Agent will cause the whole shares obtained thereby to be sold in the open market or otherwise as reasonably directed by Discovery, in each case at then-prevailing market prices, as promptly as reasonably practicable and in no case later than ten business days after the Merger. The Exchange Agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco common stock that would otherwise be entitled to receive such fractional shares of WBD common stock pursuant to the Merger.

Conditions to the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or waiver at or prior to the Closing of certain conditions. Discovery, on the one hand, and AT&T, on the other hand, may waive the satisfaction of the conditions to their (and Merger Sub’s and Spinco’s, respectively) respective obligations to complete the Merger. For a description of the respective conditions to each party’s obligation to complete the Merger, see “The Merger Agreement—Conditions to the Merger.”

Termination

The Merger Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the effective time of the Merger by mutual written consent of AT&T and Discovery. In addition, the Merger Agreement may be terminated and the Merger may be abandoned by either AT&T or Discovery under specific circumstances. For a description of the circumstances under which the Merger Agreement may be terminated and the Merger may be abandoned, see “The Merger Agreement—Termination.”

Termination Fees and Expenses Payable in Certain Circumstances

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, a termination fee of $720.0 million may be payable by Discovery to AT&T and a termination fee of $1.77 billion may be payable by AT&T to Discovery. For a description of the circumstances under which Discovery or AT&T may need to pay their respective termination fees, see “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances.”

In addition, if the Merger Agreement has been terminated, all costs and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such costs and expenses; provided that (1) if the Merger Agreement is terminated by Discovery pursuant to the AT&T Breach Termination Right (as defined herein), the fees and expenses related to the Financing (the “Commitment Fees”) (including fees for prepayment in respect of any incurred Financing) shall be borne entirely by AT&T, (2) if the Merger Agreement is terminated by AT&T pursuant to the Discovery Breach Termination Right (as defined herein), the Commitment Fees (including fees for prepayment in respect of any incurred Financing) shall be borne entirely by Discovery and (3) if the Merger Agreement is otherwise terminated by either Discovery or AT&T, the Commitment Fees (including fees for prepayment in respect of any incurred Financing) shall be borne 71% by AT&T and 29% by Discovery.

Debt Financing

On May 17, 2021, in connection with the entry into the Separation Agreement and the Merger Agreement, Spinco entered into a commitment letter (as it may be amended from time to time, the “Commitment Letter”), under which JPMorgan Chase Bank, N.A., Goldman Sachs Bank, USA, Goldman Sachs Lending Partners LLC and certain other financial institutions (collectively, the “Commitment Parties”) committed to provide to Spinco

$41.5 billion in aggregate principal amount of senior unsecured bridge term loans (the “Bridge Loans”) in two tranches, a $31.5 billion tranche (“Tranche 1”) and a $10.0 billion tranche (“Tranche 2”), such commitments to be reduced by, among other things, (1) the amount of net cash proceeds received by Spinco (and, following the completion of the Merger, WBD) from certain equity and debt issuances, (2) the amount of net cash proceeds received by Spinco (and, following the completion of the Merger, WBD) from certain non-ordinary course dispositions of assets, (3) term loan commitments under certain qualifying term loan facilities and (4) certain financings in connection with the Securities Exchange. The proceeds of any funded Bridge Loans will be used by Spinco on the Closing Date to finance, in part, the Special Cash Payment and the Additional Amount and to otherwise fund the other Transactions and to pay the related transaction fees and expenses. The commitments under the Commitment Letter are subject to customary closing conditions.

On June 4, 2021, Spinco entered into the Spinco Term Loan Credit Agreement, which reduced the Tranche 2 commitments under the Commitment Letter in the aggregate amount of $10.0 billion to zero. The Tranche 1 commitments under the Commitment Letter in the aggregate amount of $31.5 billion remain in effect as of the date hereof.

On or prior to the Distribution Date, Spinco expects to issue senior unsecured notes in a Rule 144A or other private placement in an aggregate principal amount of up to $31.5 billion (“Spinco Notes”) which will be used to pay the Special Cash Payment and issue to AT&T the Spinco Debt Securities, which will in turn be used by AT&T to repay certain existing debt pursuant to the Securities Exchange. The Spinco Debt Securities are expected to have a term of at least seven years and to be subject to customary covenants and other terms and conditions that are consistent in all material respects with market practice for comparable issuers.

Following the completion of the Transactions, it is expected that all obligations of Spinco with respect to the Spinco Notes (including the Spinco Debt Securities), the Bridge Loans (if applicable) and the Spinco Term Loan Credit Agreement will be guaranteed by WBD, DCL and Scripps. In addition, following the Merger, by virtue of the fact that Spinco will be a wholly owned subsidiary of WBD, the consolidated indebtedness of WBD and its subsidiaries will include the indebtedness of Spinco.

Upon the completion of the Transactions, the available commitments under the Revolving Credit Agreement (as defined herein) may, subject to certain conditions, be increased by $3.5 billion, to an aggregate amount not to exceed $6.0 billion.

For more information about the financing of the Transactions, see “Debt Financing.”

Other Agreements Related to the Transactions

Malone Voting Agreement

In connection with entering into the Merger Agreement, Discovery, AT&T and Spinco entered into the Malone Voting Agreement with Dr. Malone and certain affiliates of Dr. Malone, who collectively hold approximately         % of the issued and outstanding shares of Discovery Series A common stock and approximately         % of the issued and outstanding shares of Discovery Series B common stock, which is approximately         % of the aggregate voting power of the shares of Discovery voting stock as of the Discovery record date. The Malone Voting Agreement, among other things, requires that Dr. Malone and his affiliates vote their shares of Discovery Series A common stock and Discovery Series B common stock in favor of the Charter Amendment proposals and the Share Issuance proposal. The Malone Voting Agreement is attached to this prospectus as Annex C and is incorporated by reference herein.

A/N Voting Agreement

In connection with entering into the Merger Agreement, Discovery, AT&T and Spinco entered into the A/N Voting Agreement with Advance/Newhouse, which holds all of the issued and outstanding shares of Discovery Series A-1 preferred stock, which is approximately         % of the aggregate voting power of the shares of Discovery voting stock as of the Discovery record date, and all of the issued and outstanding shares of Discovery Series C-1 preferred stock. The A/N Voting Agreement requires that Advance/Newhouse vote its shares of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock in favor of the Charter Amendment proposals and the Share Issuance proposal. The A/N Voting Agreement is attached to this prospectus as Annex D and is incorporated by reference herein.

Consent Agreement

In connection with entering into the Merger Agreement, Discovery entered into the Consent Agreement with Advance/Newhouse. Pursuant to the terms of the Consent Agreement, Advance/Newhouse agreed to deliver an irrevocable written consent to Discovery consenting to, approving and adopting the Merger Agreement and any actions required thereby. The Consent was delivered in accordance with the affirmative vote or written consent required pursuant to the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock of Discovery for any Special A-1 Class Vote Matter (as such term is defined therein). As part of the Consent Agreement, Discovery and Advance/Newhouse also agreed, among other things, that Discovery will designate Steven A. Miron and Steven O. Newhouse as directors of WBD following the Closing pursuant to the Merger Agreement in the class of directors whose terms will expire on WBD’s third annual meeting of stockholders following the effective time of the Merger and that Discovery and Advance/Newhouse will enter into a registration rights agreement on customary terms to be effective following the completion of the Merger. Advance/Newhouse delivered the Consent concurrently with the execution of the Consent Agreement and the Merger Agreement. The Consent Agreement is attached to this prospectus as Annex E and is incorporated by reference herein.

Employee Matters Agreement

In connection with the Transactions, Discovery, Spinco and AT&T have entered into an Employee Matters Agreement, dated as of May 17, 2021 (the “Employee Matters Agreement”), which establishes the obligations of Discovery, Spinco and AT&T with respect to the liabilities associated with current and former employees of the WarnerMedia Business and the covenants of the parties with respect to the employment and compensation of such individuals in the context of the Transactions. For a summary of the Employee Matters Agreement, see “Other Agreements Related to the Transactions—Employee Matters Agreement.”

Tax Matters Agreement

In connection with the Transactions, AT&T, Spinco and Discovery have entered into a Tax Matters Agreement (the “Tax Matters Agreement”) which governs the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, taxes, if any, incurred as a result of any failure of the Distribution, the Merger, or certain related Transactions to qualify as tax-free for U.S. federal income tax purposes, and the apportionment of tax attributes. The Tax Matters Agreement also sets forth the obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters. For a summary of the Tax Matters Agreement, see “Other Agreements Related to the Transactions—Tax Matters Agreement.”

Transition Services Agreement

In connection with the completion of the Merger, AT&T and WBD will enter into a Transition Services Agreement (“TSA”) pursuant to which AT&T will, for a certain period of time, provide Spinco services reasonably necessary in order for the WarnerMedia Business to operate in substantially the same manner in which it operated in the 12-month period immediately prior to the completion of the Merger. To the extent any services reasonably necessary to conduct AT&T’s business are identified prior to the completion of the Merger, upon AT&T’s request, WBD will provide such services to AT&T pursuant to the TSA. The scope of services to be provided under the TSA, and the applicable term and fees for each such service, will be set forth in the TSA schedules, which will be negotiated in good faith and finalized prior to the completion of the Merger. The fees for the TSA services will be no greater than at fully-loaded cost without a profit margin (including employee costs related thereto) and including any additional reasonable, documented out-of-pocket costs or expenses incurred by the service provider and directly related to the provision of such service.

Intellectual Property Matters Agreement

Pursuant to the Separation Agreement, AT&T and Spinco and certain of their affiliates will enter into an Intellectual Property Matters Agreement (“IPMA”), effective as of the Distribution Date, pursuant to which AT&T and Spinco and certain of their affiliates will grant each other non-exclusive, royalty-free, irrevocable and perpetual cross-licenses to use (1) technology owned by or, to the extent sublicensable, licensed to either AT&T or Spinco, and used in the other party’s business in the 12-month period prior to the Distribution Date, in substantially the same manner as such technology was used prior to the Distribution Date and (2) certain scheduled patents for which the named inventors include at least one Spinco Group employee and one AT&T Group employee, and the relevant invention was conceived or reduced to practice during such employees’ period of employment, for any and all purposes. The technology licensed under the IPMA will be specifically identified on a schedule to the extent reasonably practicable. AT&T and Spinco and certain of their affiliates will also grant each other non-exclusive licenses to use certain trademarks owned by either party and used or displayed in the other party’s business as of the Distribution Date for a transitional period of up to 60 days (or such longer period of up to 120 days as may be negotiated by the parties) and in the same manner as used immediately prior to the Distribution Date. In addition, AT&T and Spinco agree to undertake good-faith rebranding efforts for their respective businesses during such transitional period.

Data Rights Agreement

Prior to the effective date of the Separation (the “Separation Date”), AT&T and Spinco will enter into a Data Rights Agreement (the “Data Rights Agreement”) governing each party’s rights to access and process any data that was processed in the operation of both of AT&T’s business and the WarnerMedia Business between June 14, 2018 and the Separation Date in a manner intended to provide continuity following the Separation Date with respect to permitted access to and use of such data. The terms of the Data Rights Agreement will also allocate, as between AT&T and Spinco, ownership and control of data processed in the operation of AT&T’s business or the WarnerMedia Business, on the basis that any such data first collected or processed by Spinco and primarily related to the WarnerMedia Business will be owned by Spinco, and any such data first collected or processed by AT&T and primarily related to AT&T’s business will be owned by AT&T.

Discovery’s Reasons for the Transactions

The Discovery Board carefully evaluated the Transactions in consultation with Discovery management and Discovery’s advisors, and, on May 16, 2021, the Discovery Board approved the Transaction Documents and the Transactions contemplated thereby, including the Merger, the Charter Amendment and the Share Issuance, and determined that the Transaction Documents and the Transactions are advisable, fair to and in the best interests of Discovery and its stockholders.

In making its determination to approve the Transaction Documents and the Transactions and resolve to recommend that Discovery stockholders approve the Charter Amendment proposals and the Share Issuance proposal, the Discovery Board held a number of meetings and considered various factors. The Discovery Board considered these factors as a whole and considered the relevant information and factors to be favorable to, and in support of, its determination. In the course of its deliberations, the Discovery Board also considered a variety of risks and other potentially negative factors. For the factors considered by the Discovery Board in reaching its decision, see “The Transactions—Recommendation of the Discovery Board; Discovery’s Reasons for the Transactions.”

Opinions of Discovery’s Financial Advisors

Opinion of Allen & Company LLC

Discovery has engaged Allen & Company LLC, referred to as Allen & Company, as a financial advisor to Discovery in connection with the proposed Merger. In connection with this engagement, Allen & Company delivered a written opinion, dated May 16, 2021, to the Discovery Board as to the fairness, from a financial point of view and as of the date of such opinion, to Discovery of the Merger Consideration provided for pursuant to the Merger Agreement. The full text of Allen & Company’s written opinion, dated May 16, 2021, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached to this prospectus as Annex G and is incorporated by reference herein in its entirety. The description of Allen & Company’s opinion set forth in this prospectus is qualified in its entirety by reference to the full text of Allen & Company’s opinion. Allen & Company’s opinion and advisory services were intended for the benefit and use of the Discovery Board (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view to Discovery and did not address any related transactions or any other terms, aspects or implications of the Merger. For purposes of Allen & Company’s opinion, the term “related transactions” refers to the transactions contemplated by the Merger Agreement and related documents other than the Merger, and references to “WarnerMedia” mean the business and operations of WarnerMedia after giving effect to the related transactions. Allen & Company expressed no opinion or view as to the fairness of the Merger Consideration to the holders of any class or series of securities, creditors or other constituencies of Discovery. Allen & Company’s opinion did not constitute a recommendation as to the course of action that Discovery (or the Discovery Board or any committee thereof) should pursue in connection with the Merger or the related transactions or otherwise address the merits of the underlying decision by Discovery to engage in the Merger or the related transactions, including in comparison to other strategies or transactions that might be available to Discovery or which Discovery might engage in or consider. Allen & Company’s opinion does not constitute advice or a recommendation to any security holder as to how such security holder should vote or act on any matter relating to the Merger, the related transactions or otherwise. For a summary of Allen & Company’s opinion and the financial analyses underlying such opinion, see “The Transactions—Opinions of Discovery’s Financial Advisors—Opinion of Allen & Company LLC.”

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter, Discovery retained J.P. Morgan Securities LLC, referred to as J.P. Morgan, as a financial advisor to Discovery in connection with the proposed Merger. At a meeting of the Discovery Board on May 16, 2021, J.P. Morgan rendered an oral opinion, confirmed by delivery of a written opinion dated May 16, 2021, to the Discovery Board as to the fairness, from a financial point of view and as of the date of such opinion, to Discovery of the Merger Consideration to be paid by Discovery in the proposed Merger. The full text of the written opinion of J.P. Morgan, dated May 16, 2021, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing such opinion, is attached as Annex H to this prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this prospectus is qualified in its entirety by reference to the full text of such opinion. J.P. Morgan’s written opinion was addressed to the

Discovery Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the Merger Consideration payable in the Merger and did not address any other aspect of the Merger. For purposes of J.P. Morgan’s opinion, the term “related transactions” refers to the transactions contemplated by the Merger Agreement and related documents other than the Merger, and references to “WarnerMedia” mean the business and operations of WarnerMedia after giving effect to the related transactions. J.P. Morgan expressed no opinion as to the fairness of the Merger Consideration to the holders of any class of securities, creditors or other constituencies of Discovery or as to the underlying decision by Discovery to engage in the Merger or the related transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. J.P. Morgan’s opinion does not constitute a recommendation to any stockholder of Discovery as to how such stockholder should vote with respect to the Merger or any other matter. For a summary of J.P. Morgan’s opinion and the financial analyses underlying such opinion, see “The Transactions— Opinions of Discovery’s Financial Advisors—Opinion of J.P. Morgan Securities LLC.”

AT&T’s Reasons for the Transactions

The AT&T Board and its senior management evaluated the Transactions in consultation with AT&T’s advisors, and the AT&T Board approved the Transaction Documents and the Transactions contemplated thereby on May 16, 2021. In making its determination to approve the Transaction Documents and the Transactions, AT&T considered a number of factors, including, but not limited to, the Transactions were in the best interests of AT&T stockholders, the tax-efficient nature of the Transactions and the improvement to AT&T’s capital structure as a result of the Transactions. AT&T considered these factors as a whole and considered the relevant information and factors to be favorable to, and in support of, its determination, as well as a variety of risks and other potentially negative factors. For the factors considered by AT&T in reaching its decision, see “The Transactions—AT&T’s Reasons for the Transactions.”

Regulatory Approvals

Each of Discovery and AT&T has agreed to use reasonable best efforts to take or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable to complete and make effective the Transactions contemplated by the Merger Agreement. For a summary of such actions, see “The Merger Agreement—Regulatory Matters.”

United States Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Discovery and AT&T are required to file notifications with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and to observe a mandatory premerger waiting period before completing the Merger. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act notifications or the early termination of that waiting period. If the Antitrust Division or the FTC issues a Request for Additional Information and Documentary Material (a “Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier. Notwithstanding any expiration of the waiting period after substantial compliance with a Second Request, the parties could agree with the Antitrust Division or the FTC to not complete the transaction prior to a certain date or event. On June 15, 2021, Discovery and AT&T filed notifications with the FTC and the Antitrust Division. On July 6, 2021, Discovery voluntarily withdrew its premerger notification, effective July 15, 2021. Discovery refiled its notification on July 19, 2021. On August 18, 2021, each of Discovery and AT&T received a Second Request from the Antitrust Division in connection with the Merger and each of Discovery and AT&T have certified substantial compliance with that Second Request. Although Discovery and AT&T believe that the Transactions do not raise substantial regulatory concerns and that all remaining regulatory approvals will be obtained on a timely basis, Discovery and AT&T cannot be certain when, if or under what conditions these approvals will be obtained.

Other Regulatory Approvals

The Merger Agreement provides that the Merger is also subject to competition approvals by the European Commission (“EC”) pursuant to the EC Merger Regulation as well as by the competition law regulators in a number of other jurisdictions. The Merger cannot be completed until after the applicable waiting periods have expired or the relevant approvals have been obtained under the antitrust and competition laws of these jurisdictions. Further, completion of the Merger is also conditioned upon the receipt of all necessary consents from the competent foreign direct investment, media and other regulators. Discovery and AT&T are in the process of obtaining these necessary regulatory clearances.

Material U.S. Federal Income Tax Consequences

The completion of the Distribution, the Merger and certain related Transactions are conditioned upon AT&T’s receipt, with a copy to Discovery, of (1) the Tax Opinions to the effect that, among other things, for U.S. federal income tax purposes, (a) the Distribution, taken together with certain related Transactions, will qualify as a “reorganization” under Section 368(a)(1)(D) of the Code and a tax-free distribution under Section 355 of the Code and that certain other related Transactions will qualify for their intended tax-free treatment and (b) the Merger will qualify as a “reorganization” under Section 368(a) of the Code and (2) the IRS Ruling regarding the qualification of the Distribution and certain related Transactions for tax-free treatment. Provided that such transactions so qualify, AT&T stockholders generally will not recognize any income, gain or loss for U.S. federal income tax purposes upon the receipt of Spinco common stock in the Distribution or WBD common stock in the Merger (except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of WBD common stock).

Discovery will not recognize any gain or loss for U.S. federal income tax purposes upon the completion of the Merger. Because Discovery stockholders in their capacity as such will not receive consideration in the Distribution or the Merger, Discovery stockholders will generally not recognize gain or loss for U.S. federal income tax purposes upon either the Distribution (including the Exchange Offer) or the Merger. Neither Discovery nor Discovery stockholders are expected to recognize gain or loss for U.S. federal income tax purposes upon the Reclassification.

Please see “Risk Factors—Risk Factors Relating to the Transactions— The Distribution could result in significant tax liability, and Discovery may be obligated to indemnify AT&T for any such tax liability imposed on AT&T,” “Risk Factors—Risk Factors Relating to the Transactions—If the Merger does not qualify as a tax-free reorganization under Section 368 of the Code, participating AT&T stockholders may have significant tax liability” and “Material U.S. Federal Income Tax Consequences” for more information regarding the Tax Opinions and the IRS Ruling and the potential tax consequences of the Transactions. AT&T stockholders and Discovery stockholders should consult their own tax advisors for a full understanding of the tax consequences to them of the Transactions in light of their particular circumstances.

Terms of the Exchange Offer

AT&T is offering AT&T stockholders the opportunity to exchange their shares of AT&T common stock for shares of Spinco common stock. You may tender all, some or none of your shares of AT&T common stock. This prospectus and related documents are being sent to persons who directly held shares of AT&T common stock on and brokers, banks and similar persons whose names or the names of whose nominees appear on AT&T’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of AT&T common stock.

Shares of AT&T common stock validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described under “The Exchange Offer—Terms of the Exchange Offer,” on the terms and conditions of the Exchange Offer and subject to the limitations described below, including the proration provisions.

AT&T will promptly return any shares of AT&T common stock that are not accepted for exchange following the expiration of the Exchange Offer and the determination of the final proration factor, if any, described below. After the expiration of the Exchange Offer, shares accepted by AT&T may not be withdrawn; provided, however, that such shares may be withdrawn at any time after the expiration of 40 business days from the commencement of the Exchange Offer if the Exchange Offer has not then been completed.

For the purposes of illustration, the table below indicates the number of shares of Spinco common stock that you would receive per share of AT&T common stock, calculated on the basis described under “The Exchange Offer—Terms of the Exchange Offer” and taking into account the upper limit, assuming a range of averages of the daily VWAP of AT&T common stock and Discovery Series A common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share value of AT&T common stock, the indicative calculated per-share value of Spinco common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE and Nasdaq on                , based on the daily VWAPs of AT&T common stock and Discovery Series A common stock on                 ,                  and                . The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share value of AT&T common stock and the calculated per-share value of Spinco common stock based on changes relative to the values on                .

AT&T Common Stock	Discovery Series A Common Stock	Calculated Per-Share Value of AT&T Common Stock(A)	Calculated Per- Share Value of Spinco Common Stock (Before the % Discount)(B)	Shares of Spinco Common Stock to Be Received Per Share of AT&T Common Stock Tendered (The Exchange Ratio)(C)		Calculated Value Ratio(D)
As of	As of	$	$
Down 10%	Up 10%	$	$
Down 10%	Unchanged	$	$
Down 10%	Down 10%	$	$
Unchanged	Up 10%	$	$
Unchanged	Unchanged	$	$
Unchanged	Down 10%	$	$		[1]
Up 10%	Up 10%	$	$
Up 10%	Unchanged	$	$		[2]
Up 10%	Down 10%	$	$		[3]

(A)	As of , the calculated per-share value of AT&T common stock equals the simple arithmetic average of daily VWAPs on each of the three prior trading dates ($ , $ and $ ).
(B)

As of                , the calculated per-share value of Spinco common stock equals the simple arithmetic average of daily Discovery Series A common stock VWAPs on each of the three prior trading dates ($            , $            and $            ).

(C)	Calculated as A / (B*(1- %)) or equal to the upper limit, whichever is less.

(D)

The Calculated Value Ratio equals (i) the calculated per-share value of Spinco common stock (B) multiplied by the exchange ratio (C), divided by (ii) the calculated per-share value of AT&T common stock (A), rounded to the nearest three decimals.

1.

In this scenario, the upper limit of                is in effect. Absent the upper limit, the exchange ratio would have been                shares of Spinco common stock per share of AT&T common stock validly tendered and accepted for exchange. AT&T would announce that the upper limit on the number of shares that can be received for each share of AT&T common stock tendered is in effect when AT&T announces the final exchange ratio no later than 11:59 p.m., New York City time, at the end of the second trading day prior to the expiration date of the Exchange Offer.

2.

In this scenario, the upper limit of                is in effect. Absent the upper limit, the exchange ratio would have been                shares of Spinco common stock per share of AT&T common stock validly tendered and accepted for exchange. AT&T would announce that the upper limit on the number of shares that can be received for each share of AT&T common stock tendered is in effect when AT&T announces the final exchange ratio no later than 11:59 p.m., New York City time, at the end of the second trading day prior to the expiration date of the Exchange Offer.

3.

In this scenario, the upper limit of                is in effect. Absent the upper limit, the exchange ratio would have been                shares of Spinco common stock per share of AT&T common stock validly tendered and accepted for exchange. AT&T would announce that the upper limit on the number of shares that can be received for each share of AT&T common stock tendered is in effect when AT&T announces the final exchange ratio no later than 11:59 p.m., New York City time, at the end of the second trading day prior to the expiration date of the Exchange Offer.

For example, if the calculated per-share value of AT&T common stock was $             (the highest closing price for AT&T common stock on the NYSE during the             month period prior to commencement of the Exchange Offer) and the calculated per-share value of Spinco common stock was $             (the lowest closing price for Discovery Series A common stock on Nasdaq during that             month period), the value of Spinco common stock, based on the Discovery Series A common stock price, received for shares of AT&T common stock accepted for exchange would be approximately $             for each $100 of AT&T common stock accepted for exchange.

Extension; Termination

The Exchange Offer, and your withdrawal rights, will expire at one minute after 11:59 p.m., New York City time, on                 , unless the Exchange Offer is extended or terminated. You must tender your shares of AT&T common stock prior to this time if you want to participate in the Exchange Offer. AT&T may extend, terminate or amend the Exchange Offer as described in this prospectus. AT&T will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.

Conditions to Completion of the Exchange Offer

AT&T’s obligation to exchange shares of Spinco common stock for shares of AT&T common stock is subject to the conditions listed under “The Exchange Offer—Conditions to Completion of the Exchange Offer,” including the satisfaction of conditions to the Transactions and other conditions. All conditions to the Exchange Offer must be satisfied or waived at or prior to the expiration date of the Exchange Offer, and AT&T will not be required to complete the Exchange Offer and may extend or terminate the Exchange Offer, if, at the scheduled expiration of the Exchange Offer:

•

any condition precedent to the completion of the Transactions (other than the Exchange Offer) pursuant to the Merger Agreement and Separation Agreement has not been satisfied or waived (except for the conditions precedent that will be satisfied at the time of the completion of the Transactions) or for any reason the Transactions (other than the Exchange Offer) cannot be completed promptly after completion of the Exchange Offer (see “The Separation Agreement—Conditions to the Distribution” and “The Merger Agreement—Conditions to the Merger”);

•	the shares of WBD common stock to be issued in the Merger have not been authorized for listing on Nasdaq;

•	any proceeding for the purpose of suspending the effectiveness of any registration statement of which this prospectus is a part has been initiated by the SEC and not concluded or withdrawn;

•	the Merger Agreement or the Separation Agreement has been terminated;

•

AT&T has not received, or does not reasonably expect to receive, the Tax Opinions from AT&T’s tax counsel, dated as of the Closing Date, on certain aspects of the anticipated non-taxable nature of the Transactions or AT&T has not received, and does not reasonably expect to receive, the IRS Ruling; or

•	certain other customary conditions have not been waived or satisfied.

For a description of the material conditions precedent to the Transactions, see “The Merger Agreement—Conditions to the Merger” and “The Separation Agreement—Conditions to the Distribution.”

AT&T may waive any of the conditions to the Exchange Offer prior to the expiration of the Exchange Offer. Spinco has no right to waive any of the conditions to the Exchange Offer. Discovery has no right to waive any of the conditions to the Exchange Offer (other than certain conditions relating to the other Transactions).

Proration; Tenders for Exchange by Holders of Shares of AT&T Common Stock

If, upon the expiration of the Exchange Offer, AT&T stockholders have validly tendered and not properly withdrawn more shares of AT&T common stock than AT&T is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Spinco common stock being offered in the Exchange Offer by AT&T), AT&T will accept for exchange the AT&T common stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of AT&T common stock to be accepted bears to the total number of shares of AT&T common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of AT&T common stock), and subject to any adjustment necessary to ensure the exchange of all shares of Spinco common stock being offered by AT&T in the Exchange Offer, except for tenders of odd-lots, as described below.

AT&T will announce the preliminary proration factor (if any) for the Exchange Offer at                 and separately by press release promptly after the expiration of the Exchange Offer. Upon determining the number of shares of AT&T common stock validly tendered for exchange, AT&T will announce the final results, including the final proration factor for the Exchange Offer.

Any beneficial holder (other than participants in the AT&T 401(k) Plans) of fewer than 100 shares of AT&T common stock who wishes to tender all of their shares must complete the section titled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment.

Any shares of AT&T common stock not accepted for exchange in the Exchange Offer as a result of proration or otherwise will be returned to the tendering stockholder promptly after the final proration factor for the Exchange Offer is determined.

Fractional Shares

In the Merger, no fractional shares of WBD common stock will be delivered to holders of Spinco common stock. Instead, all fractional shares of WBD common stock that a holder of Spinco common stock would otherwise be entitled to receive as a result of the Merger will be aggregated by the Exchange Agent. The Exchange Agent will cause the whole shares obtained thereby to be sold on behalf of such holders of Spinco common stock that would otherwise be entitled to receive such fractional shares of WBD common stock in the Merger in the open market or otherwise, in each case at then prevailing market prices, and in no case later than five business days after the Merger. The Exchange Agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and conveyance and similar taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco common stock that would otherwise be entitled to receive such fractional shares of WBD common stock in the Merger.

Procedures for Tendering

For you to validly tender your shares of AT&T common stock pursuant to the Exchange Offer, prior to the expiration of the Exchange Offer:

•

If you hold shares of AT&T common stock through the DRS, you must deliver to the Exchange Offer Agent at an address listed on the letter of transmittal for AT&T common stock you will receive, a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents.

•

If you hold shares of AT&T common stock through a broker, you should receive instructions from your broker on how to participate in the Exchange Offer. In this situation, do not complete a letter of transmittal to tender your AT&T common stock. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

•

If you participate in the AT&T 401(k) Plans, you will receive instructions from the Trustee via letter or email informing you how to make an election and the deadline for making an election. In this situation, do not complete a letter of transmittal to tender your shares of AT&T common stock.

Delivery of Spinco Common Stock

On or prior to the time of completion of the Exchange Offer, and prior to the Merger, AT&T will irrevocably deliver to the Exchange Offer Agent a book-entry authorization representing all of the shares of Spinco common stock issued and outstanding owned by it, with irrevocable instructions to hold the shares of Spinco common stock in trust for AT&T stockholders that are receiving shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off. Immediately prior to the Merger, by virtue of the delivery of such shares and the satisfaction prior to the Merger of the conditions to the Distribution and AT&T’s acceptance of all shares tendered in the Exchange Offer, those entitled to shares of Spinco common stock in the Exchange Offer or a potential Clean-Up Spin-Off will be considered the beneficial owners of such shares. The Exchange Offer Agent will continue to hold the shares of Spinco common stock in trust for the benefit of those Spinco stockholders pending the completion of the Merger. Shares of Spinco common stock will not be able to be traded during this period. Prior to the effective time of the Merger, Discovery will deposit with the Exchange Agent, for the benefit of persons who received shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off, evidence in book-entry form representing shares of WBD common stock issuable in the Merger. At the effective time of the Merger, those shares of Spinco common stock held in trust by the Exchange Offer Agent will automatically convert into the right to receive shares of WBD common stock. Following the effective time of the Merger, once the final calculation of the number of shares of Spinco common stock received by each Spinco stockholder in the Exchange Offer and a potential Clean-Up Spin-Off is determined, the Exchange Agent will deliver the appropriate number of shares of WBD common stock based on the terms of the Merger Agreement and the procedures established by the Exchange Agent. See “The Exchange Offer—Terms of the Exchange Offer—Exchange of Shares of AT&T Common Stock.”

Withdrawal Rights

Shares of AT&T common stock validly tendered pursuant to the Exchange Offer may be withdrawn at any time prior to one minute after 11:59 p.m., New York City time, on the expiration date by following the procedures described herein. If you change your mind again, you may re-tender your AT&T common stock by again following the Exchange Offer procedures prior to the expiration of the Exchange Offer.

No Appraisal Rights

No appraisal rights are available to holders of AT&T common stock in connection with the Exchange Offer or any pro rata distribution of shares of Spinco common stock.

Distribution of Spinco Common Stock Remaining After the Exchange Offer

To the extent that the number of shares of AT&T common stock tendered in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged, then all of the remaining shares of Spinco common stock held by AT&T following the completion of the Exchange Offer will be distributed by way of a Clean-Up Spin-Off to all remaining AT&T stockholders.

All shares of Spinco common stock owned by AT&T that are not exchanged in the Exchange Offer will be distributed in a Clean-Up Spin-Off to holders of AT&T common stock who hold shares of AT&T common stock on the Distribution record date and have not waived their right to receive shares of Spinco common stock in the Exchange Offer. The Distribution record date for a potential Clean-Up Spin-Off will be announced by AT&T, if necessary. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. Such stockholders will have waived their rights to shares of Spinco common stock in a potential Clean-Up Spin-Off notwithstanding the fact they held shares of AT&T common stock on the Distribution record date. As such, AT&T stockholders whose shares are validly tendered, and accepted, in the Exchange Offer, will not receive shares of Spinco common stock in a potential Clean-Up Spin-Off in respect of such shares (but may with respect to any other shares that are not validly tendered and accepted).

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This prospectus is not an offer to buy, sell or exchange, and it is not a solicitation of an offer to buy, sell or exchange, any shares of Spinco common stock, AT&T common stock, Discovery capital stock or WBD common stock in any jurisdiction in which such offer, sale or exchange is not permitted. It will not be possible to trade shares of Spinco common stock after the completion of the Exchange Offer and prior to the completion of the Merger or during any other period. Countries outside of the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of AT&T, Spinco or Discovery has taken any action under non-U.S. laws or regulations to facilitate a public offer to exchange shares of AT&T common stock, Spinco common stock or WBD common stock outside of the United States. Accordingly, the ability of any non-U.S. person and any U.S. person residing outside of the United States to tender shares of AT&T common stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit such person to participate in the Exchange Offer without the need for AT&T, Spinco or Discovery to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders and U.S. stockholders residing outside of the United States should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries or countries of residence, as applicable, and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of AT&T common stock, Spinco common stock or WBD common stock that may apply in such countries. None of AT&T, Discovery or Spinco can provide any assurance about whether such limitations may exist. See “The Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the Exchange Offer outside of the United States.

Risk Factors

In deciding whether to tender your shares of AT&T common stock in the Exchange Offer, you should carefully consider the matters described in “Risk Factors,” as well as other information included in this prospectus and the other documents to which you have been referred.

Board of Directors and Management of WBD Following the Transactions

As of the effective time of the Merger, the WBD Board will consist of 13 directors, consisting of six Discovery Designees, including the Chief Executive Officer of WBD as of immediately after the effective time of the Merger, and seven AT&T Designees. In addition, the WBD Board will, upon the completion of the Merger, be classified into three classes: the Class I directors will initially include two Discovery Designees and two AT&T Designees, the Class II directors will initially include two Discovery Designees and two AT&T Designees and the Class III directors will initially include two Discovery Designees and three AT&T Designees, one of whom will be the Chairperson of the WBD Board. The initial term of the Class I directors will expire immediately following WBD’s first annual meeting of stockholders after the completion of the Merger, the initial term of the Class II directors will expire immediately following WBD’s second annual meeting of stockholders after the completion of the Merger and the initial term of the Class III directors will expire immediately following WBD’s third annual meeting of stockholders after the completion of the Merger. Upon the expiration of the initial term of each class of directors, such class of WBD directors will be elected for a one-year term expiring immediately following each WBD annual meeting of stockholders.

The Discovery Designees will include David M. Zaslav, who will serve as President and Chief Executive Officer of WBD. It is expected that John C. Malone will also serve as a Discovery Designee. Pursuant to the terms of the Consent Agreement, the initial Discovery Designees for the Class III directors will be Steven A. Miron and Steven O. Newhouse. The other Discovery Designees and the AT&T Designees will be named prior to the Closing. For more information about the directors expected to be appointed to the WBD Board, see “The Transactions—Board of Directors and Management of WBD Following the Transactions.”

The Merger Agreement provides that, as of the effective time of the Merger, David M. Zaslav will serve as President and Chief Executive Officer of WBD. Mr. Zaslav will be responsible for the strategic direction of WBD, including its overall operations and performance. The Merger Agreement provides that, prior to the completion of the Transactions, Discovery and AT&T are to cooperate and consult in good faith to appoint such other senior executive officers as are mutually agreed, and to determine such senior executive officers’ initial roles, titles and responsibilities, as of the effective time of the Merger. Gunnar Wiedenfels will serve as Chief Financial Officer of WBD. Prior to and after the completion of the Transactions, the Chief Executive Officer will have principal responsibility in the appointment of the senior executive team and their roles, titles and responsibilities. The Chief Executive Officer will also have principal responsibility in the approval of appointments for management positions for corporate functions of WBD.

Interests of Discovery’s Directors and Executive Officers in the Transactions

Certain of Discovery’s directors and executive officers and Discovery Designees may be deemed to have interests in the Transactions that may be different from, or in addition to, those of Discovery stockholders generally. The Discovery Board was aware of and considered these potential interests, among other matters, in evaluating, negotiating and reaching the determination to approve the Transaction Documents and the Transactions and to recommend to Discovery stockholders that they vote to approve the Charter Amendment proposals, the Share Issuance proposal and the “Golden Parachute” Compensation proposal. These interests may include the following, among others:

•

Dr. Malone, who is a director of Discovery, is a party to the Malone Voting Agreement. The Malone Voting Agreement, among other things, requires that Dr. Malone and certain of his affiliates vote their shares of Discovery Series A common stock and Discovery Series B common stock in favor of the Charter Amendment proposals and the Share Issuance proposal;

•

Robert J. Miron, who is a director of Discovery, was previously the Chief Executive Officer and Chairman of the board of directors of ANPP, Steven A. Miron, who is a director of Discovery, is the current Chief Executive Officer of ANP and a senior executive officer at Advance, and Steven O. Newhouse, who is a Discovery Designee, is the current Co-President of Advance Publications, Inc. (“Advance”). As of the Discovery record date, Advance/Newhouse holds all of the issued and outstanding shares of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock. Pursuant to the A/N Voting Agreement, Advance/Newhouse is required to vote its shares of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock in favor of the Charter Amendment proposals and the Share Issuance proposal. Pursuant to the Consent Agreement, Advance/Newhouse agreed to deliver an irrevocable written consent to Discovery consenting to, approving and adopting the Merger Agreement and any actions required thereby. As part of the Consent Agreement, Discovery and Advance/Newhouse also agreed, among other things, that Discovery will designate Steven A. Miron and Steven O. Newhouse as directors of WBD following the completion of the Transactions. Mr. R. Miron, Mr. S. Miron and Mr. Newhouse are not party to the A/N Voting Agreement or the Consent Agreement. In connection with Advance/Newhouse’s entry into the Consent Agreement and related forfeiture of the significant rights attached to the Discovery Series A-1 preferred stock in the Reclassification, Advance/Newhouse will receive an increase to the number of shares of WBD common stock into which the Discovery Series A-1 preferred stock would be converted;

•

Paul A. Gould, who is a director of Discovery, is a managing director at Allen & Company, which has served as a financial advisor to Discovery in connection with the Transactions. For Allen & Company’s financial advisory services in connection with the Transactions, Discovery has agreed to pay Allen & Company an aggregate cash fee of $75 million, no portion of which will be received by Mr. Gould; and

•

Seventy percent of the Discovery equity-based awards granted to David M. Zaslav under his Prior Employment Agreement (as defined herein) will “single-trigger” vest upon the Closing and certain unvested balances in Discovery’s Deferred Compensation Plan (as defined herein) held by each of Lori C. Locke and Adria Alpert Romm will automatically accelerate and fully vest upon the Closing (assuming Closing occurred on November 1, 2021). The severance benefits that may be payable to Discovery’s executive officers upon a termination without cause or for good reason will not be enhanced based on the completion of the Transactions.

These interests are described in further detail under “The Transactions—Interests of Discovery’s Directors and Executive Officers in the Transactions.” Also, as more fully described in “The Merger Agreement—Post-Closing Board of Directors and Officers,” certain existing directors and executive officers of Discovery will or may serve as directors of WBD upon completion of the Transactions.

Effects of the Reclassification on Outstanding Discovery Equity-Based Awards

The Merger Agreement provides that in connection with the Charter Amendment, all Discovery stock options, restricted stock units, performance restricted stock units and stock appreciation rights (“Discovery

Options,” “Discovery RSUs,” “Discovery PRSUs” and “Discovery SARs,” respectively), in each case, issued under the Discovery equity plans and outstanding immediately prior to the Charter Amendment will be converted into equity-based awards on comparable terms and conditions with respect to shares of WBD common stock. The conversion of each such Discovery Option, Discovery RSU, Discovery PRSU and Discovery SAR will take place at the effective time of the Charter Amendment, as more fully described in “The Transactions—Effects of the Reclassification on Outstanding Discovery Equity-Based Awards.”

Interests of AT&T’s Directors and Executive Officers in the Transactions

The directors and executive officers of AT&T are not entitled to receive any extra or special benefit that is not shared on a pro rata basis by all other AT&T stockholders in connection with the Transactions, except for the case of Jason Kilar’s existing employment agreement as described under “The Transactions—Interests of AT&T’s Directors and Executive Officers in the Transactions.”

Effects of the Distribution and the Merger on Outstanding AT&T Equity-Based Awards

Upon or following the Closing, with respect to AT&T equity-based awards held by Spinco Employees, (1) each AT&T RSU Award that was granted prior to May 17, 2021 and is outstanding and unvested as of the Closing and each AT&T RSU Award that was granted after May 17, 2021 and is outstanding as of the Closing will be replaced with a WBD RSU Award based on the Discovery equity adjustment ratio with terms and conditions otherwise generally the same as those to which the underlying AT&T RSU Award was subject immediately before the Merger, and (2) each AT&T RSU Award that was granted prior to May 17, 2021 and is outstanding and vested as of the Closing and each AT&T Option Award that was granted prior to May 17, 2021 and is outstanding as of the Closing will remain an award denominated in AT&T common stock with the same terms and conditions, provided that such award may be equitably adjusted to the extent needed to prevent the dilution or enlargement of rights thereunder as determined by the AT&T Compensation Committee to reflect the Distribution.

Certain current and former employees of AT&T who are not currently or will not become Spinco Employees also hold AT&T equity-based awards. Upon or following the Closing, each AT&T RSU Award, AT&T Restricted Stock Award, AT&T PSU Award and AT&T Option Award, in each case that is outstanding as of the Closing and held by an AT&T employee, will remain an award denominated in AT&T common stock with the same terms and conditions, provided that such award may be equitably adjusted to the extent needed to prevent the dilution or enlargement of rights thereunder as determined by the AT&T Compensation Committee to reflect the Distribution.

The treatment of AT&T equity-based awards is described in further detail in “The Transactions—Effects of the Distribution and the Merger on Outstanding AT&T Equity-Based Awards.”

Dissenters’ Rights/Rights of Appraisal

Under the Delaware General Corporation Law (the “DGCL”), a stockholder who does not vote in favor of certain mergers or consolidations and who is entitled to demand and has properly demanded appraisal of his or her shares in accordance with, and who complies in all respects with the requirements of Section 262 of the DGCL will be entitled to an appraisal by the Court of Chancery of the State of Delaware of the fair value of his or her shares. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to receive notice of the meeting of stockholders to act upon the merger or consolidation, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)–(c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

Under the DGCL, Discovery stockholders are not entitled to appraisal rights in connection with the Transactions. The Discovery charter does not provide appraisal rights in any additional circumstance. As a result, no appraisal rights are available to holders of Discovery capital stock in connection with the Transactions.

In addition, no appraisal rights are available to holders of AT&T common stock in connection with the Exchange Offer or any pro rata distribution of shares of Spinco common stock.

Summary Risk Factors

There are a number of risks that you should understand before deciding how to vote for the proposals presented in this prospectus or making an investment decision regarding the Transactions. These risks are discussed more fully in “Risk Factors.” Any of these risks could materially adversely affect the business, financial condition and results of operations of Discovery, the WarnerMedia Business or WBD and the actual outcome of matters as to which forward-looking statements are made in this prospectus. These risks include, but are not limited to, the following:

•

The Transactions may not be completed on the terms or timeline currently contemplated, or at all, as Discovery and AT&T may be unable to satisfy the conditions or obtain the approvals required to complete the Transactions or such approvals may contain material restrictions or conditions.

•

If completed, the Transactions may not be successful or achieve their anticipated financial and other benefits, including the synergies Discovery expects to achieve, due to integration or other challenges.

•	Failure to complete the Transactions in a timely manner or at all could adversely affect Discovery’s stock price as well as its future business and its financial condition and results of operations.

•

Discovery stockholders will, in the aggregate, have a significantly reduced ownership and voting interest in WBD after the completion of the Transactions and will exercise less influence over management.

•

The Merger Agreement contains provisions that may discourage other companies from trying to acquire Discovery and limit Discovery’s ability to take certain corporate actions, and the pendency of the Transactions could have an adverse effect on Discovery’s stock price.

•

The calculation of the Merger Consideration will not be adjusted if there is a change in the value of the WarnerMedia Business or its assets or the value of Discovery before the Transactions are completed.

•

Discovery’s estimates and judgments related to the acquisition accounting models used to record the purchase price allocation could be inaccurate, and WBD could be required to recognize impairment charges related to goodwill and other intangible assets.

•

If the Merger does not qualify as a tax-free reorganization under Section 368 of the Code, the Distribution could result in significant tax liability, and Discovery may be obligated to indemnify AT&T for any such tax liability imposed on AT&T.

•	Discovery and the WarnerMedia Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.

•

The historical financial information of the WarnerMedia Business may not be representative of its financial condition or results of operations if it had been operated independently of AT&T and, as a result, may not be a reliable indicator of its future results.

•

The unaudited pro forma condensed combined financial statements of Discovery and the WarnerMedia Business are not intended to reflect what the actual financial condition and results of operations would have been had Discovery and the WarnerMedia Business been a combined company for the periods presented, and therefore such pro forma financial information may not be indicative of WBD’s future operating performance.

•

WBD may be unable to provide (or obtain from third parties) the same types and level of services to the WarnerMedia Business that historically have been provided by AT&T or may be unable to provide (or obtain) them at the same cost.

•

Following the completion of the Transactions, WBD’s consolidated indebtedness will increase substantially from that of Discovery’s prior to the Transactions. This increased level of indebtedness could adversely affect WBD, including by decreasing its business flexibility.

•

The financial projections included in this prospectus are based upon estimates and assumptions made at the time they were prepared. If these estimates or assumptions prove to be incorrect or inaccurate, WBD’s actual operating results may differ materially from those forecasted for Discovery and the WarnerMedia Business and WBD may not achieve the increases in revenues and net earnings that Discovery expects as a result of the Transactions.

•

Discovery and the WarnerMedia Business operate in highly competitive industries, and if Discovery and the WarnerMedia Business are unable to compete effectively, WBD’s business, financial condition and results of operations could suffer.

•	The success of WBD’s business will depend on the acceptance of WBD’s entertainment, sports and news content by its U.S. and foreign viewers, which may be unpredictable and volatile.

•

There has been a shift in consumer behavior as a result of technological innovations and changes in the distribution of content, which may affect WBD’s viewership and the profitability of its business in unpredictable ways.

•	If WBD’s DTC products fail to attract and retain subscribers, WBD’s business, financial condition and results of operations may be adversely impacted.

•

WBD’s success will depend on attracting, developing, motivating and retaining talented people within its business. Significant shortfalls in recruitment or retention, or failure to adequately motivate employees, could adversely affect WBD’s ability to compete and achieve its strategic goals.

•

The COVID-19 pandemic has caused substantial disruption in theatrical and television production, financial markets and economies worldwide, which could result in adverse effects on the market price of WBD common stock and WBD’s business, operations and ability to raise capital.

•	Changes in domestic and foreign laws and regulations and other risks related to international operations could adversely impact WBD’s business, financial condition and results of operations.

•

Theft of Discovery’s or the WarnerMedia Business’s content and unauthorized duplication, distribution and exhibition of such content may decrease revenue received from WBD’s programming and adversely affect its business, financial condition and results of operations.

•	WBD’s participation in multiemployer defined benefit pension plans could subject WBD to liabilities that could adversely affect WBD’s business, financial condition and results of operations.

•	WBD’s businesses may be subject to labor disruption.

Accounting Treatment

Accounting Standards Codification (“ASC”) 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests is generally the accounting acquirer. In identifying Discovery as the accounting acquirer, Discovery’s conclusion is based primarily upon the following facts: (1) Discovery initiated the Transactions, will be the legal acquirer of Spinco and will transfer equity consideration to Spinco stockholders, (2) AT&T will receive up to approximately $43.0 billion of consideration as part of its disposition of the WarnerMedia Business, (3) the current Chief Executive Officer of Discovery will serve as Chief Executive Officer of WBD for a substantial period of time after the Transactions and will be primarily responsible for appointing the rest of the executive management team of WBD and the current Chief Financial Officer of Discovery will serve as Chief Financial Officer of WBD, (4) no stockholder or group of stockholders will hold a controlling interest in WBD after the completion of the Transactions and a Discovery stockholder is expected to have the largest minority interest in WBD and (5) AT&T will have no input on the strategic direction and management of WBD after the completion of the Transactions. See “The Transactions—Accounting Treatment.”

As a result of the identification of Discovery as the accounting acquirer, Discovery will apply the acquisition method of accounting to the assets acquired and liabilities assumed of the WarnerMedia Business upon completion of the Merger. Upon completion of the Transactions, the historical financial statements will reflect only the operations and financial condition of Discovery.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following summary historical consolidated financial information of Discovery, summary historical consolidated financial information of AT&T, summary historical combined financial information of the WarnerMedia Business, summary unaudited pro forma condensed combined financial information of Discovery and the WarnerMedia Business and summary historical market price are being provided to help you in your analysis of the financial aspects of the Transactions. The summary unaudited pro forma condensed combined financial information of Discovery and the WarnerMedia Business have been prepared by Discovery for illustrative purposes only and are not necessarily indicative of what the operating results or financial position of Discovery or the WarnerMedia Business would have been had the Transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation by Reference,” “Unaudited Pro Forma Condensed Combined Financial Statements of Discovery and the WarnerMedia Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the WarnerMedia Business,” “Historical Market Price” and “Parties to the Transactions.”

Summary Historical Consolidated Financial Information of Discovery

The following summary historical consolidated financial information of Discovery as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 has been derived from Discovery’s historical audited consolidated financial statements and the notes thereto which are incorporated by reference into this prospectus. The summary historical consolidated balance sheet information of Discovery as of December 31, 2018 has been derived from Discovery’s historical audited consolidated financial statements and the notes thereto which are not incorporated by reference into this prospectus. The following summary historical consolidated financial information of Discovery as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020 has been derived from Discovery’s unaudited condensed consolidated financial statements and the notes thereto which are incorporated by reference into this prospectus. The summary historical consolidated balance sheet information of Discovery as of September 30, 2020 has been derived from Discovery’s unaudited condensed consolidated financial statements and the notes thereto which are not incorporated by reference into this prospectus. The summary historical consolidated financial information is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Discovery’s consolidated financial statements and unaudited condensed consolidated financial statements and the notes thereto included in Discovery’s Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, each of which is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation by Reference.” Discovery’s historical consolidated financial information may not be indicative of the future performance of WBD following the Transactions. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

	Nine Months Ended September 30,		Fiscal Years Ended December 31,
(dollars in millions, except per share amounts)	2021	2020	2020	2019	2018
Selected Statement of Operations Information:
Revenues	$9,004	$7,785	$10,671	$11,144	$10,553
Operating income	1,504	2,027	2,515	3,009	1,934
Net income	1,106	1,037	1,355	2,213	681
Net income available to Discovery, Inc.	968	948	1,219	2,069	594

	Nine Months Ended September 30,		Fiscal Years Ended December 31,
(dollars in millions, except per share amounts)	2021	2020	2020	2019	2018
Net income per share allocated to Discovery, Inc. Series A, B and C common stockholders:
Basic	$1.47	$1.40	$1.82	$2.90	$0.86
Diluted	1.46	1.40	1.81	2.88	0.86
Weighted average shares outstanding:
Basic	503	510	505	529	498
Diluted	665	677	672	711	688
Selected Balance Sheet Information:
Cash and cash equivalents	$3,116	$1,893	$2,091	$1,552	$986
Total assets	34,318	33,438	34,087	33,735	32,550
Deferred income taxes	1,248	1,503	1,534	1,691	1,811
Long-term debt:
Current portion	349	336	335	609	1,819
Long-term portion	14,436	14,981	15,069	14,810	14,974
Total liabilities	20,920	21,398	21,704	21,769	22,033
Redeemable noncontrolling interests	358	443	383	442	415
Total Discovery, Inc. stockholders’ equity	11,611	10,087	10,464	9,891	8,386
Total equity	$13,040	$11,597	$12,000	$11,524	$10,102

2021

•

In June 2021, Discovery sold its Great American Country network to Hicks Equity Partners for a sale price of $90 million. Discovery recorded gain of $76 million, based on net assets disposed of $14 million.

•

Certain sporting events that Discovery has rights to were canceled or postponed, thereby eliminating or deferring the related revenues and expenses, including the Tokyo 2020 Olympic Games, which occurred in July and August 2021. The postponement of the Olympic Games deferred both Olympic-related revenues and significant expenses from fiscal year 2020 to fiscal year 2021.

2020

•	Discovery recognized a goodwill impairment charge totaling $121 million for its Asia-Pacific reporting unit.

2019

•

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, which requires lessees to recognize almost all of their leases on the balance sheet by recording a right-of-use asset and lease liability. Discovery adopted ASU 2016-02 effective January 1, 2019 and such adoption resulted in recognition of operating lease right-of-use assets of $342 million and operating lease liabilities of $372 million. The operating lease right-of use assets recorded upon adoption were offset by prepaid and deferred rent balances and ASC 420 liabilities totaling approximately $30 million. In addition, capital lease obligations totaling $252 million as of December 31, 2018 (known as finance lease liabilities effective January 1, 2019) were reclassified from current and noncurrent debt to other components of current and noncurrent liabilities to conform with the new presentation. The adoption did not affect the pattern of expense recognition or cash flow presentation.

•

Discovery and BBC Studios dissolved their 50/50 joint venture, UKTV, a British multi-channel broadcaster (“UKTV”), with Discovery taking full control of UKTV’s three lifestyle channels. Total net assets received in the dissolution of UKTV was $396 million.

•	Discovery recognized a goodwill impairment charge totaling $155 million for its Asia-Pacific reporting unit.

2018

•

In March 2018, Discovery acquired Scripps. Scripps is a wholly owned subsidiary of Discovery whose total assets and total revenues represented approximately 55% and 29%, respectively, of Discovery’s related consolidated financial statement amounts as of and for the year ended December 31, 2018.

•

In April 2018, Discovery sold an 88% controlling equity stake in its Education Business to Francisco Partners for a sale price of $113 million. Discovery recorded a gain of $84 million based on net assets disposed of $44 million, including $40 million of goodwill.

•	For the year ended December 31, 2018, Discovery incurred transaction and integration costs for the Scripps acquisition of $110 million.

Summary Historical Consolidated Financial Information of AT&T

The following summary historical consolidated financial information of AT&T as of and for the years ended December 31, 2020, 2019 and 2018 has been derived from AT&T’s historical audited consolidated financial statements and the notes thereto which are incorporated by reference into this prospectus. The following summary historical consolidated financial information of AT&T as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020 has been derived from AT&T’s unaudited condensed consolidated financial statements and the notes thereto which are incorporated by reference into this prospectus. The summary historical consolidated financial information is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and AT&T’s consolidated financial statements and unaudited condensed consolidated financial statements and the notes thereto included in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2020, Current Report on Form 8-K, as filed with the SEC on June 21, 2021 (which updates AT&T’s audited financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020) and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, each of which is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation by Reference.” AT&T’s historical consolidated financial information may not be indicative of the future performance of WBD following the Transactions. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Selected Financial Data	As of and for the Nine Months Ended		As of and for the Year Ended
	September 30, 2021	September 30, 2020	2020	2019	2018
	(Unaudited)
In millions except as noted
Operating results
Operating revenues	$127,906	$126,069	$171,760	$181,193	$170,756
Operating expenses	$109,867	$108,919	$165,355	$153,238	$144,660
Operating income	$18,039	$17,150	$6,405	$27,955	$26,096
Net income	$16,089	$9,694	$(3,821)	$14,975	$19,953
Net income attributable to common stock	$14,882	$8,569	$(5,369)	$13,900	$19,370
Earnings per share attributable to common stock
Basic	$2.07	$1.19	$(0.75)	$1.90	$2.85
Diluted	$2.07	$1.19	$(0.75)	$1.89	$2.85
Cash dividends declared per common share	$1.56	$1.56	$2.08	$2.05	$2.01
Balance Sheet
Total assets	$547,107	$538,553	$525,761	$551,669	$531,864
Long-term debt	$155,406	$152,980	$153,775	$151,309	$166,250
Total debt	$179,161	$158,878	$157,245	$163,147	$176,505

Summary Historical Combined Financial Information of the WarnerMedia Business

The following summary historical combined financial information of the WarnerMedia Business as of and for the years ended December 31, 2020 and 2019 and as of and for the nine months ended September 30, 2021 has been derived from the WarnerMedia Business’s audited combined financial statements and the notes thereto which are included elsewhere in this prospectus and the summary historical combined financial information for the nine months ended September 30, 2020 has been derived from the WarnerMedia Business’s unaudited combined financial statements. The summary historical combined financial information is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the WarnerMedia Business” and the WarnerMedia Business’s audited and unaudited combined financial statements and the notes thereto included elsewhere in this prospectus. The WarnerMedia Business’s historical combined financial information is not indicative of the future performance of WBD following the Transactions. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

(In millions)	For the Nine Months Ended September 30, 2021	For the Nine Months Ended September 30, 2020	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
		(Unaudited)
Operating Results
Operating revenues	$24,163	$20,439	$28,146	$32,926
Operating expenses	$22,595	$19,735	$27,733	$29,843
Operating income	$1,568	$704	$413	$3,083
Income (loss) before income taxes	$1,185	$507	$(63)	$2,414
Net income	$952	$429	$12	$2,280

Summary Unaudited Pro Forma Condensed Combined Financial Information of Discovery and the WarnerMedia Business

The following summary unaudited pro forma condensed combined financial information of Discovery and the WarnerMedia Business is presented for informational purposes only and is not necessarily indicative of the financial position or results that would have occurred had the events been consummated as of the dates indicated, nor is it indicative of any future results. See “Risk Factors” for additional discussion of risk factors associated with the unaudited pro forma financial statements.

This information is only a summary and has been derived from and should be read in conjunction with Discovery’s audited consolidated financial statements and the notes thereto contained in Discovery’s Annual Report on Form 10-K for the year ended December 31, 2020 and Discovery’s unaudited condensed consolidated financial statements and the notes thereto contained in Discovery’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, which are incorporated by reference into this prospectus, the WarnerMedia Business’s audited combined financial statements and the notes thereto included elsewhere in this prospectus and the more detailed unaudited pro forma condensed combined financial statements of Discovery and the WarnerMedia Business and the notes thereto included elsewhere in this prospectus. See “Where You Can Find More Information; Incorporation by Reference,” “Combined Financial Statements of the WarnerMedia Business” and “Unaudited Pro Forma Condensed Combined Financial Statements of Discovery and the WarnerMedia Business.”

Unaudited Pro forma Condensed Combined Statement of Operations Information:	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
	(In millions)
Revenues:
Advertising	$7,847	$9,559
Distribution	15,680	18,454
Content	8,859	9,871
Other	700	842

Total revenues	33,086	38,726

Cost and expenses:
Costs of revenues	18,162	20,176
Selling, general and administrative	8,157	10,069
Depreciation and amortization	5,346	7,109
Impairment of goodwill and other intangible assets	—	130
Restructuring and other charges	63	1,521
Loss on disposition	151	50

Total costs and expenses	31,879	39,055

Operating income	1,207	(329)
Interest expense, net	(1,534)	(1,883)
Loss on extinguishment of debt	(10)	(76)
Income (loss) from equity investees, net	(9)	(254)
Other income (expense), net	394	(82)

Income (loss) before income taxes	48	(2,624)
Income tax (expense) benefit	219	613

Net income (loss)	267	(2,011)
Net income attributable to noncontrolling interest	(116)	(124)
Net income attributable to redeemable noncontrolling interest	(22)	(12)

Net income (loss) attributable to common stockholders	$129	$(2,147)

Unaudited Pro Forma Condensed Combined Balance Sheet Information:	As of September 30, 2021
(In millions)
Assets
Cash and cash equivalents	$9,508
Total current assets	19,409
Total assets	158,772
Liabilities and Equity
Total current liabilities	13,988
Noncurrent portion of debt	57,761
Total liabilities	98,090
Total equity	60,324

Summary Historical Market Price

Historical market price data for Spinco does not exist, as Spinco currently is a wholly owned subsidiary of AT&T. As such, shares of Spinco common stock are not currently listed on a public stock exchange and are not publicly traded. Therefore, no market data is available for Spinco.

Shares of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock currently trade on Nasdaq under the symbols “DISCA,” “DISCB” and “DISCK,” respectively. Shares of AT&T common stock currently trade on the New York Stock Exchange (“NYSE”) under the symbol “T.” The following table sets forth the closing price per share of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock and AT&T common stock as reported on Nasdaq and the NYSE, respectively, as of May 14, 2021, the last trading day prior to the public announcement of the Transactions. For current price information, you are urged to consult publicly available sources.

Closing Price Per Share of:	As of May 14, 2021
DISCA	$35.65
DISCB	$70.44
DISCK	$30.74
T	$32.24

RISK FACTORS

You should carefully consider the following risks, together with the other information contained or incorporated by reference in this prospectus and the exhibits hereto. Some of the risks described below relate principally to the business and the industry in which WBD will operate after the Transactions, while others relate principally to the Transactions, participation in the Exchange Offer and the indebtedness of Discovery and WBD. The remaining risks relate principally to the securities markets generally and ownership of shares of WBD common stock. For a discussion of additional uncertainties associated with forward-looking statements in this prospectus, please see “Cautionary Note Regarding Forward-Looking Statements.” In addition, you should consider the risks associated with Discovery’s business that appear in Discovery’s Annual Report on Form 10-K for the year ended December 31, 2020 and Discovery’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021 and September 30, 2021, which are incorporated by reference into this prospectus. For a description of the material risks relating to AT&T and the WarnerMedia Business, please read “Risk Factors” in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2020 and AT&T’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, which are incorporated by reference in this prospectus. See “Where You Can Find More Information; Incorporation by Reference” for more information about the documents incorporated by reference in this prospectus.

Any of the following risks could materially adversely affect the business, financial condition and results of operations of Discovery, the WarnerMedia Business or WBD and the actual outcome of matters as to which forward-looking statements are made in this prospectus. In such case, the market price of WBD common stock could decline, and you could lose all or part of your investment. The risks described below are not the only risks that Discovery and the WarnerMedia Business currently face or that WBD will face after the completion of the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially adversely affect WBD’s business, financial condition and results of operations or the market price of WBD common stock in the future. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risk Factors Relating to the Transactions

The Transactions may not be completed on the terms or timeline currently contemplated, or at all, as Discovery and AT&T may be unable to satisfy the conditions or obtain the approvals required to complete the Transactions or such approvals may contain material restrictions or conditions.

The completion of the Transactions is subject to numerous conditions, as described in this prospectus, including the occurrence of certain events contemplated by the Merger Agreement and the Separation Agreement (such as the Separation, approvals from governmental agencies and the receipt of Discovery stockholder approval for the Charter Amendment and the Share Issuance). Neither AT&T nor Discovery can make any assurances that the Transactions will be completed on the terms or timeline currently contemplated, or at all. Each of AT&T and Discovery has and will continue to expend time and resources and incur expenses related to the proposed Transactions. These expenses must be paid regardless of whether the Transactions are completed.

Although Discovery and AT&T have agreed to use reasonable best efforts, subject to certain limitations, to make certain governmental filings and obtain the required governmental approvals or expiration or earlier termination of relevant waiting periods, as the case may be, there can be no assurance that the relevant waiting periods will expire or be terminated or that the relevant approvals will be obtained. As a condition to approving the Transactions, these governmental authorities may impose conditions, terms, obligations or restrictions or require divestitures or place restrictions on the conduct of WBD’s business after the completion of the Transactions. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying or preventing completion of the Transactions or imposing additional material costs on or materially limiting the revenues of WBD following the Transactions, or otherwise adversely affecting, including to a material extent, WBD’s business, financial condition and results of operations after the completion of the Transactions. If

Discovery or AT&T is required to divest assets or businesses, there can be no assurance that Discovery or AT&T will be able to negotiate such divestitures expeditiously or on favorable terms or that the governmental authorities will approve the terms of such divestitures. There can be no assurance that these conditions, terms, obligations or restrictions will not result in the abandonment of the Transactions.

In addition, Spinco will need to obtain debt financing to finance, in part, the Special Cash Payment and the Additional Amount and to otherwise fund the other Transactions and to pay the related transaction fees and expenses. Although the Commitment Letter and the Spinco Term Loan Credit Agreement have been entered into with various lenders, the obligations of the lenders under the Commitment Letter and the Spinco Term Loan Credit Agreement are subject to the satisfaction or waiver of customary conditions, including, among others, the absence of any material adverse effect on Discovery. Accordingly, there can be no assurance that these conditions will be satisfied or, if not satisfied, waived by the lenders. Furthermore, increased volatility and disruptions in the U.S. and global financial and equity markets may make it more difficult for Spinco to obtain financing or increase the cost of obtaining financing. If Spinco is not able to obtain alternative financing on commercially reasonable terms, it could prevent the completion of the Transactions or materially adversely affect WBD’s business, financial condition and results of operations if the Transactions are ultimately completed.

If completed, the Transactions may not be successful or achieve their anticipated financial and other benefits.

If the Transactions are completed, WBD may not be able to successfully realize anticipated growth opportunities and synergies, or integrate Discovery’s business and operations with the WarnerMedia Business’s business and operations. See “—Risk Factors Relating to the Combined Company Following the Transactions—Although Discovery expects that the Transactions will result in synergies and other benefits, WBD may not realize those benefits because of difficulties related to integration, the achievement of such synergies, and other challenges.”

After the Transactions, WBD will have significantly more revenue, expenses, assets and employees than Discovery did prior to the Transactions. Upon the completion of the Transactions, WBD will also assume certain liabilities of the WarnerMedia Business and take on other obligations (including collective bargaining agreements and multiemployer pension plans with respect to transferred employees). WBD may not successfully or cost-effectively integrate the WarnerMedia Business’s business and operations into Discovery’s existing business and operations. Even if WBD is able to integrate the combined businesses and operations successfully, this integration may not result in the realization of the full benefits of the synergies and other opportunities that Discovery currently expects from the Transactions within the anticipated time frame, or at all.

Failure to complete the Transactions in a timely manner or at all could adversely affect Discovery’s stock price as well as its future business and its financial condition and results of operations.

The satisfaction of the required conditions to the Closing could delay the completion of the Transactions for a significant period of time or prevent it from occurring. Further, there can be no assurance that the conditions to the Closing will be satisfied or waived or that the Transactions will be completed.

If the Transactions are not completed in a timely manner or at all, Discovery’s ongoing business may be adversely affected as follows:

•

Discovery may experience negative reactions from the financial markets, and Discovery’s stock price could decline, including if and to the extent the current market price reflects an assumption that the Transactions will be completed;

•	Discovery may experience negative reactions from employees, customers, suppliers or other third parties;

•

Discovery may be subject to litigation, including stockholder litigation relating to the Reclassification and other matters relating to the Transactions, which could result in significant costs and expenses;

•	Discovery management’s focus may have been diverted from day-to-day business operations and pursuing other opportunities that could have been beneficial to Discovery; and

•

Discovery’s costs of pursuing the Transactions may be higher than anticipated and significant expenses, such as for legal, advisory and financial services, generally must be paid regardless of whether the Transactions are completed.

In addition to the above risks, Discovery may be required, under certain circumstances, to pay AT&T the Discovery Termination Fee and/or to reimburse or indemnify AT&T for certain of its expenses. If the Transactions are not completed, there can be no assurance that these risks will not materialize and will not materially adversely affect Discovery’s stock price, business, financial condition and results of operations.

The Merger Agreement contains provisions that may discourage other companies from trying to acquire Discovery.

The Merger Agreement contains provisions that may discourage a third party from submitting a business combination proposal to Discovery prior to the completion of the Transactions that might result in greater value to Discovery stockholders than the Transactions. The Merger Agreement generally prohibits Discovery from soliciting any alternative transaction proposal and Discovery must hold a meeting of its stockholders to vote on the Charter Amendment and the Share Issuance even if an unsolicited alternative transaction proposal is received that the Discovery Board determines is superior to the Transactions. In addition, before the Discovery Board may withdraw or modify its recommendation in response to, or terminate the Merger Agreement to enter into an agreement with respect to, a superior proposal, AT&T is required to be given the opportunity to negotiate with Discovery to modify the terms of the Transactions. If the Merger Agreement is terminated by Discovery or AT&T in certain limited circumstances, Discovery may be obligated to pay the Discovery Termination Fee to AT&T, which would represent an additional cost for a potential third party seeking a business combination with Discovery.

The calculation of the Merger Consideration will not be adjusted if there is a change in the value of the WarnerMedia Business or its assets or the value of Discovery before the Transactions are completed.

The calculation of the number of shares of WBD common stock to be issued to holders of Spinco common stock in the Merger is based on fixed percentages and will not be adjusted if the relative value of the business or assets of the WarnerMedia Business and Discovery change prior to the completion of the Merger. Discovery may not be permitted to terminate the Merger Agreement because of changes in the value of the WarnerMedia Business or its assets. Discovery will not be permitted to terminate the Merger Agreement solely because of changes in Discovery’s stock price.

The pendency of the Transactions could have an adverse effect on Discovery’s stock price as well as the business, financial condition and results of operations of Discovery and the WarnerMedia Business.

The pendency of the Transactions could cause disruptions to Discovery’s and the WarnerMedia Business’s businesses or business relationships, which could have an adverse impact on results of operations. Parties with which Discovery or the WarnerMedia Business have business relationships, including distributors, advertisers and content providers, may be uncertain as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with Discovery or the WarnerMedia Business. Parties with which Discovery or the WarnerMedia Business otherwise may have sought to establish business relationships may also seek alternative relationships with third parties. In addition, current and prospective employees of Discovery or the WarnerMedia Business may experience uncertainty regarding their future roles with WBD, which might adversely affect Discovery’s and the WarnerMedia Business’s ability to retain, recruit and motivate key personnel and maintain overall employee morale. Should they occur, any of these events could materially adversely affect Discovery’s stock price or harm the business, financial condition and results of operations of Discovery or the WarnerMedia Business.

Discovery’s estimates and judgments related to the acquisition accounting models used to record the purchase price allocation could be inaccurate.

Discovery management will make significant accounting judgments and estimates in connection with the application of acquisition accounting under generally accepted accounting principles in the United States (“GAAP”) and the underlying valuation models. WBD’s business, financial condition and results of operations could be materially adversely impacted in future periods if Discovery management’s accounting judgments and estimates related to these models prove to be inaccurate.

WBD could be required to recognize impairment charges related to goodwill and other intangible assets.

The Transactions will add approximately $78.1 billion of goodwill and other intangible assets to Discovery’s consolidated balance sheet. In accordance with GAAP, Discovery management periodically assesses these assets to determine if they are impaired. Significant negative industry or economic trends, including the ongoing effects of the COVID-19 pandemic, disruptions to WBD’s business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may impair WBD’s goodwill and other intangible assets. Any charges relating to such impairments could materially adversely affect WBD’s results of operations in the periods recognized.

Discovery expects to incur significant costs associated with the Transactions that could adversely affect the business, financial condition and results of operations of WBD following the completion of the Transactions.

In connection with the Transactions, Discovery has incurred and will continue to incur significant costs, expenses and fees for professional services, such as legal, financial and accounting advice and services, and other transaction costs, including costs related to the Discovery special meeting, the Reclassification, the issuance, registration and listing of WBD common stock, consulting and other services related to integration planning, transition services provided to Spinco by AT&T, and adjustments to the Special Cash Payment for expenses of the WarnerMedia Business. The substantial majority of these costs will be non-recurring expenses relating to the Transactions, and many of these costs are payable regardless of whether or not the Transactions are completed. Discovery anticipates that it will incur approximately $0.7 billion of costs relating to the signing and closing of the Transactions; these transaction costs do not include an additional approximately $1.5 billion in one-time cash costs during the first year following the completion of the Transactions that Discovery believes will be necessary to realize the anticipated cost synergies from the Transactions. No assurances of the timing or amount of synergies able to be captured, or the timing or amount of costs necessary to achieve those synergies, can be provided.

Some of the factors affecting the costs associated with the Transactions include the complexity and timing of the completion of the Transactions, the resources required in integrating the WarnerMedia Business with Discovery’s existing businesses and the length of time during which transition services are provided to Spinco by AT&T. The amount and timing of any such charges could materially adversely affect WBD’s business, financial condition and results of operations following the completion of the Transactions. Discovery could also be subject to litigation related to the proposed Merger, which could prevent or delay the completion of the Transactions and result in the incurrence of additional significant costs and expenses.

Discovery is required to abide by potentially significant restrictions which could limit Discovery’s ability to undertake certain corporate actions that otherwise could be advantageous.

The Merger Agreement restricts Discovery from taking specified actions without AT&T’s consent until the Transactions are completed or the Merger Agreement is terminated, including making certain significant acquisitions or investments, entering into certain new lines of business, incurring certain indebtedness in excess of certain thresholds, making non-ordinary course capital expenditures, amending or modifying certain contracts, divesting certain assets (including certain intellectual property rights) and making certain non-ordinary course changes to personnel and employee compensation. These restrictions and other more fully described in “The

Merger Agreement—Conduct of Business Pending the Merger” may affect Discovery’s ability to execute its business strategies and attain its financial and other goals and may impact Discovery’s business, financial condition and results of operations.

The Tax Matters Agreement generally prohibits AT&T, Spinco and Discovery and their respective subsidiaries from taking certain actions that could cause the Distribution, the Merger or certain related Transactions to fail to qualify as tax-free transactions. Among other things, subject to certain exceptions, for a two-year period following the Distribution Date, Discovery and its subsidiaries immediately prior to the effective time of the Merger and, after the effective time of the Merger, the entities comprising the Spinco Group, including any predecessors or successors thereto (other than those entities comprising the AT&T Group) (the “Discovery Group”), may not:

•

enter into any transaction or series of transactions as a result of which one or more persons would (directly or indirectly) acquire an amount of stock of Spinco or WBD that, when combined with certain other changes in ownership of stock in Spinco or WBD (including the Merger), would equal or exceed 45% of the stock of Spinco or WBD, as applicable, by vote or value;

•	merge or consolidate WBD with any other person, unless WBD is the survivor of the merger or consolidation;

•	fail to be actively engaged in the conduct of the active trade or business described in the IRS Ruling;

•	sell or otherwise dispose of more than 35% of the gross assets of Spinco and its subsidiaries or more than 35% of the gross assets of the WarnerMedia Business;

•	redeem or repurchase any stock of WBD, other than in certain open-market or similar transactions;

•	take any action affecting the voting rights of the stock of WBD;

•	liquidate or partially liquidate Spinco for U.S. federal income tax purposes;

•	merge Spinco with any other person, unless Spinco is the survivor of the merger;

•

take any action or actions that, individually or in the aggregate, would be reasonably likely to result in one or more persons acquiring stock, directly or indirectly, representing a 50% or greater interest in Spinco or to adversely affect the tax-free status of the Distribution, the Merger, or certain related Transactions; or

•	adopt a plan or enter into any agreement to do any of foregoing.

If the Discovery Group intends to take any action that is otherwise prohibited by the Tax Matters Agreement (as described above), prior to taking such action WBD is required to (1) obtain a favorable IRS ruling or an unqualified tax opinion, in each case, reasonably satisfactory to AT&T to the effect that such action will not affect the tax-free status of the Distribution, the Merger or such related Transactions (and AT&T will be required to cooperate in good faith in connection with WBD’s efforts to obtain such IRS ruling or unqualified tax opinion) or (2) receive from AT&T a written waiver of the requirement to obtain such IRS ruling or unqualified tax opinion. These restrictions may limit WBD’s ability to pursue certain strategic transactions or engage in other transactions, including using WBD common stock to make acquisitions and in connection with equity capital market transactions or disposing of certain assets that might increase the value of the combined company. See “Other Agreements Related to the Transactions—Tax Matters Agreement.”

The Distribution could result in significant tax liability, and Discovery may be obligated to indemnify AT&T for any such tax liability imposed on AT&T.

The completion of the Distribution, the Merger and certain related Transactions are conditioned upon the receipt by AT&T, with a copy to Discovery, of (1) the Tax Opinions to the effect that, among other things, for U.S. federal income tax purposes, (a) the Distribution, taken together with certain related Transactions, will qualify as a “reorganization” under Section 368(a)(1)(D) of the Code and a tax-free distribution under

Section 355 of the Code and that certain other related Transactions will qualify for their intended tax-free treatment and (b) the Merger will qualify as a “reorganization” under Section 368(a) of the Code and (2) the IRS Ruling regarding the qualification of the Distribution and certain related Transactions for tax-free treatment. Provided that such Transactions so qualify, AT&T stockholders generally will not recognize any income, gain or loss for U.S. federal income tax purposes upon the receipt of Spinco common stock in the Distribution or WBD common stock in the Merger (except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of WBD common stock) and AT&T generally will not recognize income, gain or loss for U.S. federal income tax purposes, other than as a result of certain intercompany transactions undertaken prior to or in anticipation of the Distribution, potentially gain to the extent the Special Cash Payment exceeds AT&T’s adjusted tax basis in the WarnerMedia Business and in certain other circumstances.

In rendering the Tax Opinions, AT&T’s tax counsel will rely on, among other things, (1) customary representations and covenants made by AT&T, Spinco and Discovery, (2) specified assumptions, including an assumption regarding the completion of the Distribution, Merger, and certain related Transactions in the manner contemplated by the Transaction Documents and (3) if the IRS Ruling is obtained, the IRS Ruling. If any of those representations, covenants or assumptions is inaccurate, or the facts upon which the Tax Opinions will be based are materially different from the facts at the time of the Distribution, the conclusions expressed in the Tax Opinions may be incorrect and the Distribution may not qualify (in whole or part) for tax-free treatment. Opinions of counsel are not binding on the IRS. As a result, to the extent a conclusion expressed in the Tax Opinions is not also covered in the IRS Ruling, such conclusion could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to AT&T and its stockholders could be materially less favorable. Additionally, although the IRS Ruling would generally be binding on the IRS, AT&T, Spinco and Discovery will not be able to rely on the IRS Ruling if the factual representations made to the IRS in connection with the IRS Ruling request prove to be inaccurate or incomplete in any material respect, or if undertakings made to the IRS in connection with the request for the IRS Ruling are not satisfied. If this were to occur, the Distribution (including the Exchange Offer and Clean-Up Spin-Off) may not qualify (in whole or part) for tax-free treatment. As a result, the tax consequences to AT&T and its stockholders could be materially less favorable. See “Material U.S. Federal Income Tax Consequences.”

Even if the Distribution were otherwise to qualify generally for non-recognition treatment under Sections 368(a)(1)(D) and 355 of the Code, the Distribution would be taxable to AT&T (but not to AT&T stockholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of AT&T or Spinco, directly or indirectly (including through acquisitions of the stock of WBD after the completion of the Merger), as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions of AT&T or Spinco common stock (including through acquisitions of the stock of WBD after the completion of the Merger) within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although AT&T, Spinco or WBD, as the case may be, may be able to rebut that presumption, depending on the facts and circumstances. For purposes of this test, the Merger will be treated as part of such a plan. If the IRS were to determine that other acquisitions of AT&T common stock or Spinco common stock (including through acquisitions of the stock of WBD after the completion of the Merger), either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination, if sustained, could result in the recognition of a material amount of taxable gain by AT&T under Section 355(e) of the Code.

In general, if the Discovery Group (1) breaches certain representations and warranties made by Discovery (or by Spinco solely to the extent relating to any tax period beginning after the Merger) in the tax representation letters relating to the Transactions or the IRS Ruling or (2) takes certain actions that are generally prohibited by the Tax Matters Agreement (as described in further detail above), without regard to whether WBD obtained an IRS ruling or an unqualified tax opinion or received AT&T’s prior written consent to take such action, and such breach or action results in indemnifiable tax-related losses (e.g., increased taxes, penalties and interest) under the Tax Matters Agreement, the Discovery Group generally is required to indemnify AT&T for such tax-related losses. If the Distribution were to be taxable to AT&T, and the Discovery Group were required to indemnify

AT&T for tax-related losses, then this indemnification obligation could be substantial and could have a material adverse effect on Discovery.

In addition, changes in tax law could adversely affect the intended tax treatment of the Transactions or could adversely affect AT&T’s ability to receive the Tax Opinions or IRS Ruling or AT&T’s or WBD’s ability to rely on the Tax Opinions or IRS Ruling. For example, legislative proposals in the United States have included provisions that relate to the tax treatment of the Transactions. While the most recent versions of such proposals are not expected to materially impact the intended tax treatment of the Transactions, it is not possible at this time to predict the outcome of these or other proposals.

If the Merger does not qualify as a tax-free reorganization under Section 368 of the Code, participating AT&T stockholders that hold Spinco common stock may have significant tax liability.

As described above, the completion of the Merger is conditioned upon the receipt by AT&T, with a copy to Discovery, of a Tax Opinion substantially to the effect that the Merger will qualify as a “reorganization” under Section 368(a) of the Code. Provided that the Merger so qualifies, participating AT&T stockholders that hold Spinco common stock generally will not recognize any income, gain or loss for U.S. federal income tax purposes upon the receipt of WBD common stock in the Merger (except for any gain or loss recognized with respect to the receipt of cash in lieu of fractional shares of WBD common stock).

In rendering the Tax Opinion, AT&T’s tax counsel will rely on, among other things, (1) customary representations and covenants made by AT&T, Spinco and Discovery and (2) specified assumptions, including an assumption regarding the completion of the Distribution, Merger, and certain related Transactions in the manner contemplated by the Transaction Documents. If any of those representations, covenants or assumptions are inaccurate, or the facts upon which the Tax Opinion will be based are materially different from the facts at the time of the Merger, the conclusions expressed in the Tax Opinion may be incorrect and the Merger may not qualify (in whole or part) for tax-free treatment. Opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the Tax Opinion could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to Spinco and holders of Spinco common stock could be materially less favorable. If the Merger were taxable, holders of Spinco common stock would generally be considered to have made a taxable sale of their shares of Spinco common stock to Discovery and would generally recognize taxable gain or loss on their receipt of WBD common stock in the Merger. See “Material U.S. Federal Income Tax Consequences.”

Some of Discovery’s directors and executive officers have interests in completing the Transactions that may be different from, or in addition to, those of other Discovery stockholders.

You should be aware that certain of Discovery’s directors and executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of Discovery stockholders generally. The members of the Discovery Board were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Transactions, including the Merger, and in recommending to Discovery stockholders that they vote to approve the Charter Amendment proposals, the Share Issuance proposal and the “Golden Parachute” Compensation proposal.

For a description of the benefits that Discovery’s executive officers and directors may receive as a result of these interests, see “The Transactions—Interests of Discovery’s Directors and Executive Officers in the Transactions.”

Discovery and the WarnerMedia Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.

Discovery and the WarnerMedia Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions. Uncertainty about the effect of the Transactions on the employees of Discovery and the WarnerMedia Business may impair Discovery’s and the WarnerMedia Business’s ability to attract, retain and motivate personnel until the Transactions are completed. Employee retention may be particularly challenging during the pendency of the Transactions, as employees may feel uncertain about their future roles with Discovery or the WarnerMedia Business after their combination. The departure of employees of Discovery or the WarnerMedia Business because of the uncertainty or perceived difficulties of integration or a desire not to become employees of WBD after the Transactions could have a material adverse effect on Discovery and the WarnerMedia Business and Discovery’s ability to realize the anticipated financial and other benefits of the Transactions.

Discovery, by acquiring Spinco in the Merger, will, on a consolidated basis, assume and be responsible for all WarnerMedia Liabilities following the completion of the Transactions, and is acquiring the WarnerMedia Assets on an “as is,” “where is” and “with all faults” basis.

As described in “The Separation Agreement,” the Spinco Group, which is being acquired by Discovery in the Merger, will accept, assume, agree to pay, discharge, fulfill, and to the extent applicable, comply with on a timely basis, the WarnerMedia Liabilities, regardless of (1) when or where such liabilities arose or arise (whether arising prior to, at or after the Distribution), (2) where or against whom such liabilities are asserted or determined, (3) whether arising from or alleged to arise from negligence, recklessness, violation of law, fraud or misrepresentation by any of AT&T and each of its subsidiaries and any legal predecessors thereto, but excluding any member of the Spinco Group (the “AT&T Group”), or any member of the Spinco Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, subsidiaries or affiliates and (4) which entity is named in any action associated with any liability. The Separation Agreement further provides that the WarnerMedia Assets are being conveyed to Discovery on an “as is,” “where is” and “with all faults” basis, and while AT&T is subject to certain indemnification obligations in favor of Spinco and Discovery under the Separation Agreement, these are generally limited to indemnification for certain indemnifiable losses to the extent relating to, arising out of or resulting from the liabilities retained by AT&T (or any third party claims related thereto) or any breach by AT&T of any provision of the Separation Agreement. See “The Separation Agreement” for a detailed description of the WarnerMedia Liabilities that the Spinco Group is assuming in the Transactions.

Furthermore, while the Merger Agreement contains certain representations and warranties about the WarnerMedia Business, the Merger Agreement provides that all representations and warranties of the parties contained therein will not survive the effective time of the Merger. Accordingly, there are no remedies available to the parties with respect to any breach of representations of the parties to the Merger Agreement after the effective time of the Merger, except for certain rights the party may have under applicable law to bring a claim for intentional fraud with respect to any representation or warranty made in the Merger Agreement. With respect to the other Ancillary Agreements drafted at the time of the filing of this prospectus, other than in the case of the Tax Matters Agreement, they do not contain any representations or warranties in favor of Discovery.

As such, notwithstanding whether any WarnerMedia Liability or any issue with a WarnerMedia Asset is related to a breach of a representation or warranty in the Merger Agreement, Spinco, and by virtue of the Merger, WBD, will bear full responsibility for any and all WarnerMedia Liabilities and any issues with WarnerMedia Assets following the completion of the Transactions. To the extent any such WarnerMedia Liabilities are larger than anticipated, or an issue with a WarnerMedia Asset prohibits the WarnerMedia Business from performing as planned, they could have a material adverse impact on the business, financial condition and results of operations of WBD.

Risk Factors Relating to the Exchange Offer

Tendering AT&T stockholders may receive a reduced premium or may not receive any premium in the Exchange Offer.

The Exchange Offer is designed to permit AT&T stockholders to exchange their shares of AT&T common stock for shares of Spinco common stock at a          % discount to the per-share value of Spinco common stock,

calculated as set forth in this prospectus. Stated another way, for each $100 of a stockholder’s AT&T common stock accepted in the Exchange Offer, such stockholder will receive approximately $              of Spinco common stock (subject to the exception described below). The value of the AT&T common stock will be based on the calculated per-share value of AT&T common stock on the NYSE and the value of the shares of Spinco common stock will be based on the calculated per-share value of Discovery Series A common stock on Nasdaq, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates.

The number of shares of Spinco common stock an AT&T stockholder can receive is, however, subject to an upper limit of              shares of Spinco common stock for each share of AT&T common stock accepted in the Exchange Offer. As a result, an AT&T stockholder may receive less than $             of Spinco common stock for each $100 of AT&T common stock, depending on the calculated per-share value of AT&T common stock and the calculated per-share value of Spinco common stock at the expiration date. Because of the limit on the number of shares of Spinco common stock an AT&T stockholder will receive in the Exchange Offer, if there is a drop of sufficient magnitude in the trading price of Discovery Series A common stock relative to the trading price of AT&T common stock, and/or if there is an increase of sufficient magnitude in the trading price of AT&T common stock relative to the trading price of Discovery Series A common stock, in each case such that the upper limit is in effect, an AT&T stockholder would not receive $             of Spinco common stock for each $100 of AT&T common stock, and could receive much less.

For example, if the calculated per-share value of AT&T common stock was $             (the highest closing price for AT&T common stock on the NYSE during the             month period prior to commencement of the Exchange Offer) and the calculated per-share value of Spinco common stock was $             (the lowest closing price for Discovery Series A common stock on Nasdaq during that             month period), the value of Spinco common stock, based on the Discovery Series A common stock price, received for shares of AT&T common stock accepted for exchange would be approximately $             for each $100 of AT&T common stock accepted for exchange.

There are also risks associated with calculating the exchange ratio as of the Valuation Dates and not using the closing prices of AT&T common stock and Discovery Series A common stock on the expiration date of the Exchange Offer, such that an AT&T stockholder could receive fewer shares of Spinco common stock than such stockholder would have received if the exchange ratio were determined using the closing prices of AT&T common stock and Discovery Series A common stock on the expiration date of the Exchange Offer. For example, if the trading price of AT&T common stock were to increase during the last two full trading days of the Exchange Offer, the average AT&T stock price used to calculate the exchange ratio would likely be lower than the closing price of shares of AT&T common stock on the expiration date of the Exchange Offer. As a result, an AT&T stockholder would receive fewer shares of Spinco common stock, and therefore effectively fewer shares of WBD common stock, for each $100 of shares of AT&T common stock, than such stockholder would have if the AT&T stock price were calculated on the basis of the closing price of shares of AT&T common stock on the expiration date of the Exchange Offer or on the basis of an averaging period that includes the last two full trading days prior to the expiration of the Exchange Offer period. Similarly, if the trading price of Discovery Series A common stock were to decrease during the last two full trading days prior to the expiration of the Exchange Offer period, the average Discovery Series A common stock price used to calculate the exchange ratio would likely be higher than the closing price of Discovery Series A common stock on the last full trading day prior to the expiration date. This could also result in an AT&T stockholder receiving fewer shares of Spinco common stock, and therefore effectively fewer shares of WBD common stock, for each $100 of AT&T common stock, than such stockholder would otherwise receive if the Discovery Series A common stock price were calculated on the basis of the closing price of Discovery Series A common stock on the last full trading day prior to the expiration date or on the basis of an averaging period that included the last two full trading days prior to the expiration of the Exchange Offer period.

Tendering AT&T stockholders may not able to sell shares of WBD common stock received in the Merger at prices comparable to the calculated per-share value of Spinco common stock used for purposes of or on the expiration date of the Exchange Offer.

There is no assurance that holders of shares of AT&T common stock that are exchanged for shares of Spinco common stock in the Exchange Offer will be able to sell the shares of WBD common stock after receipt in the Merger at prices comparable to the calculated per-share value of Spinco common stock used for purposes of or at the expiration date of the Exchange Offer. For example, while AT&T is offering all of the shares of Spinco common stock in the Exchange Offer, if the Exchange Offer is not fully subscribed, shares of Spinco common stock will also be distributed in a Clean-Up Spin-Off. These shares of Spinco common stock will convert into WBD common stock in the Merger. AT&T stockholders who receive WBD common stock as a result of a potential Clean-Up Spin-Off may not want to be WBD common stockholders and may sell those shares immediately in the public market. It is possible that some AT&T stockholders would sell the WBD common stock they receive if, for reasons such as WBD’s business profile or market capitalization, WBD does not fit their investment objectives, or in the case of index funds, WBD is not a participant in the index in which they are investing. The sales of significant amounts of WBD common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of WBD common stock.

AT&T stockholders receiving shares of Spinco common stock in the Exchange Offer or a potential Clean-Up Spin-Off that have not completed the necessary documents may experience a delay prior to receiving their shares of WBD common stock or their cash in lieu of fractional shares, if any.

Holders of AT&T common stock participating in the Exchange Offer will receive their shares of WBD common stock or cash in lieu of fractional shares, if any, only upon surrender of all necessary documents, duly executed, to the Exchange Agent. In general, until the distribution of the shares of WBD common stock to the individual stockholder has been completed, the relevant holder of WBD common stock will not be able to sell its shares of WBD common stock. Consequently, in case the market price for WBD common stock should decrease during that period, the relevant stockholder (which are AT&T stockholders receiving shares of Spinco common stock in the Exchange Offer or in a potential Clean-Up Spin-Off) may not be able to stop any losses by selling the shares of WBD common stock. Similarly, the former holders of Spinco common stock who received cash in lieu of fractional shares will not be able to invest the cash until the distribution to the relevant stockholder has been completed, and they will not receive interest payments for this time period.

The trading prices of Discovery Series A common stock may not be an appropriate proxy for the prices of Spinco common stock.

The calculated per-share value for Spinco common stock is based on the trading prices for Discovery Series A common stock, which may not be an appropriate proxy for the prices of Spinco common stock. There is currently no trading market for Spinco common stock and no such market will be established in the future. Immediately following the completion of the Exchange Offer, Merger Sub will be merged with and into Spinco, and Spinco will continue as the surviving company and a wholly owned subsidiary of WBD. In the Merger, each issued and outstanding share of Spinco common stock will automatically convert into the right to receive a number of fully paid and nonassessable shares of WBD common stock such that immediately after the Merger, such holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.” There can be no assurance, however, that WBD common stock after the Transactions will trade on the same basis as Discovery Series A common stock trades prior to the completion of the Transactions. In addition, it is possible that the trading prices of Discovery Series A common stock prior to the completion of the Transactions will not be indicative of the anticipated value of WBD common stock after the Transactions, including the Reclassification. For example, trading prices of Discovery Series A common stock on the Valuation Dates could reflect some uncertainty as to the timing or the completion of the Transactions or could reflect trading activity by investors seeking to profit from market arbitrage.

As a result of the Pricing Mechanism (as defined below) utilized in the Exchange Offer, the exchange ratio for the Exchange Offer will not be fixed prior to the launch of the Exchange Offer, but instead will be determined while the Exchange Offer is open, creating a risk of arbitrage trading during the Exchange Offer that could impact the final exchange ratio.

The Exchange Offer does not establish a fixed exchange ratio at the outset of the Exchange Offer. Rather, the Exchange Offer price is expressed as a ratio of Spinco common stock for each $100 of AT&T common stock validly tendered and not withdrawn pursuant to the Exchange Offer (subject to the limit on the exchange ratio that could result from the upper limit, as described in greater detailed in this prospectus). The Exchange Offer’s pricing mechanism (the “Pricing Mechanism”) will calculate the values of AT&T common stock and Spinco common stock by reference to a simple arithmetic average of daily VWAPs over the three Valuation Dates. The per-share values for AT&T common stock will be determined by AT&T by reference to the simple arithmetic average of the daily VWAP of AT&T common stock on the NYSE over the three Valuation Dates. Similarly, the per-share values for Spinco common stock will be determined by AT&T by reference to the simple arithmetic average of the daily VWAP of Discovery Series A common stock on Nasdaq over the Valuation Dates (since each share of Spinco common stock will be exchanged for approximately one share of WBD common stock in the Merger). If the Exchange Offer is extended, the Valuation Dates will reset to the period of three consecutive trading days ending on and including the second trading day preceding the revised expiration date, as may be extended. The final exchange ratio will be announced by press release and be available on the website https://www.dfking.com/warnermediadistribution, in each case by 11:59 p.m., New York City time, at the end of the second trading day preceding the expiration of the Exchange Offer, as may be extended, and therefore provides for a two business day window between pricing and the Exchange Offer’s expiration. See “The Exchange Offer—Terms of the Exchange Offer—Pricing Mechanism.”

As the Pricing Mechanism results in the final exchange ratio being fixed two business days before the expiration of the Exchange Offer, the value of AT&T common stock and Discovery Series A common stock may change after the final exchange ratio is fixed by the Pricing Mechanism. The difference between the changing prices of publicly traded AT&T common stock and Discovery Series A common stock and the fixed exchange ratio could allow for investors to engage in arbitrage trading during the final two business days prior to the expiration of the Exchange Offer, which could affect the price of AT&T common stock, Discovery Series A common stock or both. Such trading could impact the market value of the consideration received by holders of AT&T common stock participating in the Exchange Offer on and after the date of receipt thereof.

Arbitrage trading during the Exchange Offer could adversely impact the price of Discovery Series A common stock and WBD common stock.

The shares of Spinco common stock to be received by holders of AT&T common stock who validly tender such stock in the Exchange Offer will be issued at a discount to the per-share value of Discovery Series A common stock. During the Exchange Offer, the existence of this discount could negatively affect the market price of Discovery Series A common stock. See “The Exchange Offer—Terms of the Exchange Offer—General.” Prospective buyers of WBD common stock could choose to acquire shares of WBD common stock indirectly by purchasing shares of AT&T common stock and then tendering such shares in the Exchange Offer. Additionally, certain market participants may use a hedging strategy to manage risk in the context of split-off transactions that involves shorting Discovery Series A common stock. Both occurrences, or either individually, could result in a decrease in the price of Discovery Series A common stock during the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer—General.”

AT&T stockholders’ investment will be subject to different risks after the Exchange Offer regardless of whether they elect to participate in the Exchange Offer.

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If AT&T stockholders tender all of their shares of AT&T common stock and such shares are accepted and the Exchange Offer is not oversubscribed, then they will no longer have an interest in AT&T, but instead they will directly own an interest in WBD. As a result, their investment will be subject exclusively to risks associated with WBD after completion of the Transactions and not risks associated solely with AT&T.

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If AT&T stockholders tender all of their shares of AT&T common stock and the Exchange Offer is oversubscribed, then the offer will be subject to the proration procedures described elsewhere in this prospectus and, unless their odd-lot tender is not subject to proration, such AT&T stockholders will own an interest in both AT&T and WBD. As a result, their investment will be subject to risks associated with both AT&T and WBD.

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If AT&T stockholders exchange some, but not all, of their shares of AT&T common stock, then regardless of whether the Exchange Offer is fully subscribed, the number of shares of AT&T common stock they own will decrease (unless they otherwise acquire shares of AT&T common stock), while the number of shares of Spinco common stock, and therefore effectively shares of WBD common stock, they own will increase. As a result, their investment will be subject to risks associated with both AT&T and WBD.

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In addition to the consequences of the Exchange Offer described above, in the event the Exchange Offer is not fully subscribed and AT&T completes a Clean-Up Spin-Off, all AT&T stockholders that remain stockholders of AT&T following the completion of the Exchange Offer will receive shares of Spinco common stock (which will automatically convert into shares of WBD common stock in the Merger (although they may instead receive only cash in lieu of a fractional share)). As a result, their investment may be subject to risks associated with both AT&T and WBD.

Whether or not AT&T stockholders tender their shares of AT&T common stock, any AT&T shares they hold after the completion of the Exchange Offer will reflect a different investment from the investment they previously held because AT&T will no longer own the WarnerMedia Business.

Risk Factors Relating to the Combined Company Following the Transactions

Sales of WBD common stock after the Transactions may negatively affect the market price of WBD common stock.

The shares of WBD common stock to be issued in the Transactions to holders of Spinco common stock will generally be eligible for immediate resale. The market price of WBD common stock could decline as a result of sales of a large number of shares of WBD common stock in the market after the completion of the Transactions or even the perception that these sales could occur.

It is possible that some AT&T stockholders would sell the WBD common stock they receive if, for reasons such as WBD’s business profile or market capitalization, WBD does not fit their investment objectives, or in the case of index funds, WBD is not a participant in the index in which they are investing. These sales, or the possibility that these sales may occur, may also make it more difficult for WBD to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

It is expected that the WBD common stock outstanding on a fully diluted basis following the Reclassification and immediately prior to the Merger will represent, in the aggregate, approximately 29% of WBD common stock outstanding on a fully diluted basis immediately following the Transactions. As a result of the Transactions, including the significant increase in outstanding WBD common stock and the Reclassification, the market price of WBD common stock could be significantly different from the reported closing prices on Nasdaq of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock prior to the completion of the Transactions.

The historical financial information of the WarnerMedia Business may not be representative of its financial condition or results of operations if it had been operated independently of AT&T and, as a result, may not be a reliable indicator of its future results.

The WarnerMedia Business is currently operated by AT&T. The WarnerMedia Business’s historical combined financial statements have been prepared on a “carve-out” basis from AT&T’s consolidated financial statements using the historical results of operations, assets and liabilities of the WarnerMedia Business and include allocations of expenses from AT&T. As a result, the WarnerMedia Business’s historical financial statements may not necessarily reflect what its financial condition and results operations would have been had the WarnerMedia Business operated as a standalone entity during the periods presented. For example, in preparing the financial statements of the WarnerMedia Business, AT&T made allocations of costs and AT&T corporate expenses deemed to be attributable to the WarnerMedia Business. However, these costs and expenses reflect the costs and expenses attributable to the WarnerMedia Business operated as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the WarnerMedia Business had it been operated independently or costs and expenses that would be incurred by WBD. As a result, the historical financial information of the WarnerMedia Business may not be a reliable indicator of future results, and actual results may be materially different from those reflected in the historical financial statements.

The unaudited pro forma condensed combined financial statements of Discovery and the WarnerMedia Business are not intended to reflect what the actual financial condition and results of operations would have been had Discovery and the WarnerMedia Business been a combined company for the periods presented, and therefore such pro forma financial information may not be indicative of WBD’s future operating performance.

Because Discovery will combine with the WarnerMedia Business only upon completion of the Transactions, there is no available historical financial information that consolidates the financial results for the WarnerMedia Business and Discovery. The historical financial statements contained or incorporated by reference in this prospectus consist of the separate financial statements of AT&T, the WarnerMedia Business and Discovery.

The WarnerMedia Business’s historical combined financial statements have been prepared on a “carve-out” basis from AT&T’s consolidated financial statements using the historical results of operations, assets and liabilities of the WarnerMedia Business and include allocations of expenses from AT&T. As a result, the WarnerMedia Business’s historical financial statements may not necessarily reflect what its financial condition and results of operations would have been had the WarnerMedia Business operated as a standalone entity during the periods presented.

The unaudited pro forma condensed combined financial statements presented in this prospectus are for illustrative purposes only and are not intended to, and do not purport to, represent what WBD’s actual financial condition and results of operations would have been if the Transactions had occurred on the relevant dates. In addition, such unaudited pro forma condensed combined financial statements are based upon available information and certain assumptions of Discovery management as of the date of this prospectus. These assumptions, however, are only preliminary and will be updated only after the completion of the Transactions. The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting, with Discovery as the accounting acquirer of the WarnerMedia Business based on consideration of the facts and circumstances described in “The Transactions—Accounting Treatment,” which may be subject to change. Under the acquisition method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed in a business combination based on their respective fair values as of the merger date, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation of the WarnerMedia Business’s assets acquired and liabilities assumed in the unaudited pro forma condensed combined financial statements is based on preliminary estimates of the fair values of the assets acquired and liabilities assumed. In arriving at the preliminary fair value estimates, Discovery management has considered the input of independent consultants based on a preliminary and limited review of the WarnerMedia Business’s assets and liabilities to be transferred to, or assumed by, directly or indirectly, Spinco in the Transactions. Following the

Closing, Discovery management expects to complete the valuation of the WarnerMedia Business’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation could differ significantly from the allocation presented in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements also do not reflect any anticipated revenue enhancements, cost savings, or operating synergies that WBD may achieve as a result of the Merger, the total expected costs to integrate the operations of Discovery and the WarnerMedia Business, or the total expected costs necessary to achieve such revenue enhancements, cost savings, or operating synergies. Accordingly, the unaudited pro forma condensed combined financial statements included in this prospectus do not reflect what Discovery’s financial condition and results of operations would have been had Discovery and the WarnerMedia Business been a consolidated entity during all periods presented, or what WBD’s financial condition and results of operations will be in the future. Actual results may be materially different from those reflected in the unaudited pro forma condensed combined financial statements presented in this prospectus.

WBD may be unable to provide (or obtain from third parties) the same types and level of services to the WarnerMedia Business that historically have been provided by AT&T or may be unable to provide (or obtain) them at the same cost.

As part of a separate reporting segment of AT&T, the WarnerMedia Business has been able to receive services from AT&T. Following the Transactions, WBD will need to replace these services either by providing them internally from Discovery’s existing services or by obtaining them from unaffiliated third parties. These services include AT&T bundling HBO Max with some of its wireless and broadband offerings, certain administrative and operating functions of which the effective and appropriate performance is critical to the operations of the WarnerMedia Business and WBD following the Merger. AT&T will provide certain services on a transitional basis pursuant to the TSA. The duration of such services is subject to ongoing discussions but will be for a reasonable term to be set out in the Services Schedule to the TSA. WBD may be unable to replace these services in a timely manner or on terms and conditions as favorable as those the WarnerMedia Business currently receives from AT&T. The costs for these services could in the aggregate be higher than the combination of Discovery’s current costs and those reflected in the historical financial statements of the WarnerMedia Business. If WBD is unable to replace the services provided by AT&T or is unable to replace them at the same cost or is delayed in replacing the services provided by AT&T, WBD’s results of operations may be materially adversely impacted.

WBD’s business, financial condition and results of operations may be adversely affected following the Transactions if it cannot negotiate terms that are as favorable as those AT&T has received when WBD replaces contracts after the completion of the Transactions.

As a separate reporting segment of AT&T, the WarnerMedia Business has been able to receive benefits from being a part of AT&T and has been able to benefit from AT&T’s financial strength, extensive business relationships and purchasing power. Following the Merger, the WarnerMedia Business will be combined with Discovery, and WBD will not be able to leverage AT&T’s financial strength, may not have access to all of AT&T’s extensive business relationships and may not have purchasing power similar to what the WarnerMedia Business benefited from by being a part of AT&T prior to the Merger. In addition, some contracts that AT&T or its subsidiaries are a party to on behalf of the WarnerMedia Business require consents of third parties to assign them to Spinco in connection with the Transactions. There can be no assurance that AT&T, Spinco or Discovery will be able to obtain those consents, enter into new agreements with respect to those contracts if consents are not obtained or arrange for a lawful alternative arrangement to provide Spinco with the rights and obligations under such agreements. It is therefore possible, whether as a result of routine renegotiations of terms in the ordinary course of business, or as part of a request for consent or a replacement of a contract where consent has not been obtained, that WBD may not be able to negotiate terms as favorable as those AT&T has received previously for one or more contracts, and in the aggregate the loss or renegotiation of contracts in connection with the foregoing could materially adversely affect WBD’s business, financial condition and results of operations following the completion of the Transactions by increasing costs or decreasing revenues.

Although Discovery expects that the Transactions will result in synergies and other benefits, WBD may not realize those benefits because of difficulties related to integration, the achievement of such synergies, and other challenges.

Discovery and the WarnerMedia Business have operated and, until completion of the Transactions, will continue to operate, independently, and there can be no assurances that their businesses can be combined in a manner that allows for the achievement of any financial or other benefits. If WBD is not able to successfully integrate the WarnerMedia Business with Discovery’s business or pursue its DTC strategy successfully, including coordinating its streaming services for global customers, the anticipated financial and other benefits, including synergies, of the Transactions may not be realized fully or at all or may take longer than expected to be realized. Specifically, the following issues, among others, must be addressed in combining the operations of Discovery and the WarnerMedia Business for WBD to realize the anticipated financial and other benefits of the Transactions:

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combining the businesses of Discovery and the WarnerMedia Business in a manner that permits WBD to achieve the synergies anticipated to result from the Transactions, the failure of which would result in the anticipated financial and other benefits of the Transactions not being realized in the time frame currently anticipated or at all;

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maintaining existing agreements with customers, distributors, providers, talent and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers, talent and vendors;

•	combining certain of the businesses’ corporate functions;

•	determining whether and how to address possible differences in corporate cultures and management philosophies;

•	integrating the businesses’ administrative, accounting and information technology infrastructure;

•	integrating employees and attracting and retaining key personnel, including talent;

•	managing the expanded operations of a significantly larger and more complex company, including with Discovery’s limited prior experience in running a studio or scripted content;

•	coordinating the businesses’ DTC streaming services for global customers; and

•	resolving potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Transactions.

Even if the operations of the businesses of Discovery and the WarnerMedia Business are integrated successfully, the full benefits of the Transactions may not be realized, including, among others, the synergies that are expected. These benefits may not be achieved within the anticipated time frame or at all. Additional unanticipated costs may also be incurred in connection with the integration of the businesses of Discovery and the WarnerMedia Business. Further, it is possible that there could be loss of key Discovery or WarnerMedia Business employees, loss of customers, disruption of either or both of Discovery’s or the WarnerMedia Business’s ongoing businesses or unexpected issues, higher than expected costs and an overall post-completion process that takes longer than originally anticipated. All of these factors could materially adversely affect the market price of WBD common stock and WBD’s business, financial condition and results of operations.

The success of WBD will also depend on relationships with third parties and existing customers of Discovery and the WarnerMedia Business, which relationships may be affected by customer or third-party preferences or public attitudes about the Transactions. Any adverse changes in these relationships could adversely affect WBD’s business, financial condition and results of operations.

WBD’s success will depend on its ability to maintain and renew relationships with existing customers, business partners and other third parties of both Discovery and the WarnerMedia Business, and its ability to establish new relationships. There can be no assurance that the business of WBD will be able to maintain and renew existing contracts and other business relationships, or enter into or maintain new contracts and other business relationships, on acceptable terms, if at all. The failure to maintain important business relationships could have a material adverse effect on WBD’s business, financial condition and results of operations.

Following the completion of the Transactions, WBD’s consolidated indebtedness will increase substantially from that of Discovery’s prior to the Transactions. This increased level of indebtedness could adversely affect WBD, including by decreasing its business flexibility.

Upon completion of the Transactions, WBD expects to become responsible for up to approximately $43.0 billion of additional debt, including existing debt of the WarnerMedia Business to be assumed by the Spinco Group, and debt that may be incurred by Spinco and used on the Closing Date to finance, in part, the Special Cash Payment and the Additional Amount and to otherwise fund the other Transactions and to pay the related transaction fees and expenses, with the ultimate amount of such debt subject to adjustment, including for net working capital, as described in “The Separation Agreement—The Separation—Special Cash Payment, Payment of the Additional Amount and Post-Closing Adjustments.” In addition, subject to certain conditions, upon the completion of the Transactions, the available commitments under the Revolving Credit Agreement may be increased by $3.5 billion to an aggregate amount not to exceed $6.0 billion. The increased indebtedness could have the effect of, among other things, reducing WBD’s flexibility to respond to changing business and economic conditions, increasing its vulnerability to general adverse economic and industry conditions and limiting its ability to obtain additional financing in the future. In addition, following the completion of the Transactions, the amount of cash required to pay interest on WBD’s indebtedness levels will increase from the amount required to pay interest on Discovery’s indebtedness levels prior to the Transactions, and thus the demands on WBD’s cash resources will be greater than those on Discovery’s cash resources prior to the Transactions. The increased levels of indebtedness following the completion of the Transactions could also reduce funds available for capital expenditures, share repurchases, investments, mergers and acquisitions, and other activities and may create competitive disadvantages for WBD relative to other companies with lower debt levels.

Following the completion of the Transactions, Discovery’s corporate or debt-specific credit rating could be downgraded, which may increase WBD’s borrowing costs or give rise to a need to refinance existing indebtedness. If a ratings downgrade occurs, WBD may need to refinance existing debt or be subject to higher borrowing costs and more restrictive covenants when WBD incurs new debt in the future, which could reduce profitability and diminish operational flexibility.

WBD’s debt agreements following the completion of the Transactions will require Discovery to continue to comply with specified financial covenants that could limit WBD’s ability to take various actions, including incurring additional debt.

Discovery’s debt agreements currently contain, and WBD’s debt agreements will contain following the completion of the Transactions, restrictive covenants. The Revolving Credit Agreement governing Discovery’s senior revolving credit facility and the Spinco Term Loan Credit Agreement contain, and any agreements governing the Bridge Loans, if entered into, will contain, restrictive covenants, as well as requirements to comply with certain leverage and other financial maintenance tests. These covenants and requirements could limit WBD’s ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place WBD at a disadvantage compared to some of its competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could have a material adverse effect on WBD’s business, financial condition and results of operations by limiting its ability to take advantage of financing, mergers and acquisitions or other opportunities.

If the results of operations of the WarnerMedia Business following the Transactions are below Discovery’s expectations, WBD may not achieve the increases in revenues and net earnings that Discovery expects as a result of the Transactions.

Discovery has projected that WBD will derive a majority of its revenues and net earnings from the operations of the WarnerMedia Business after the Transactions. Therefore, if the results of operations of the WarnerMedia Business following the Transactions are below Discovery’s expectations, WBD may not achieve the results of operations that Discovery expects as a result of the Transactions. Some of the significant factors that could negatively impact the expected results of operations of the WarnerMedia Business, and therefore harm the expected future combined results of operations of WBD after the completion of the Transactions, include:

•	more intense competitive pressure from existing or new competitors;

•	fluctuations in the exchange rates in the jurisdictions in which the WarnerMedia Business operates;

•	increases in promotional and operating costs for the WarnerMedia Business;

•	a decline in the viewership or consumption of content provided by the WarnerMedia Business; and

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material variations in the results of operations of the WarnerMedia Business from Discovery’s expectations or projections of such results of operations, which were based on estimates and assumptions developed by Discovery management, any or all of which may prove to be incorrect or inaccurate.

The financial projections included herein are based upon estimates and assumptions made at the time they were prepared. If these estimates or assumptions prove to be incorrect or inaccurate, WBD’s actual operating results may differ materially from those forecasted for Discovery and the WarnerMedia Business.

The financial projections included in this prospectus under “The Transactions—Discovery Forecasts” and “The Transactions—WarnerMedia Projections” are subject to uncertainty and are based on estimates and assumptions developed by management of Discovery and AT&T, respectively, any or all of which may prove to be incorrect or inaccurate. The financial projections were reasonably prepared in good faith on bases reflecting the best available estimates and judgments of management of the applicable company as to the future operating results of Discovery and the WarnerMedia Business at the time they were prepared. Although presented with numerical specificity, the financial projections reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the businesses of Discovery and the WarnerMedia Business, including other factors listed under “Risk Factors,” all of which are difficult to predict and many of which are outside the control of Discovery, AT&T and Spinco. There can be no assurance that the assumptions underlying the financial projections will be realized. In addition, the financial projections cover multiple years and such information by its nature becomes less predictive with each successive year. If these estimates or assumptions prove to be incorrect or inaccurate, WBD’s actual operating results may differ materially from those forecasted for Discovery and the WarnerMedia Business.

In addition, the financial projections for 2021 reflect, among other things, Discovery management’s or AT&T management’s, as applicable, estimates and assumptions regarding the continued impact of COVID-19 on 2021 expectations based on the experience of Discovery’s or the WarnerMedia Business’s business and such management’s evaluation of the WarnerMedia Business’s or Discovery’s business up to the date of preparation of the financial projections. However, Discovery management and AT&T management are unable to estimate or otherwise predict the extent of further COVID-19-related impacts on Discovery’s business and the WarnerMedia Business’s business which depend on highly uncertain and unpredictable future developments. Accordingly, the financial projections may be materially adversely affected by factors associated with COVID-19. See factors regarding the impact of COVID-19 under “Risk Factors.”

Many of the assumptions reflected in the financial projections are subject to change and such financial projections do not reflect revised prospects for the businesses of Discovery or the WarnerMedia Business, changes in general business or economic conditions or any other transactions, circumstances or events occurring after the date they were prepared, including the Transactions contemplated by the Merger Agreement and the Separation Agreement and the effect of any failure of the Merger or the other Transactions to occur. Discovery and AT&T have not updated and do not intend to update or otherwise revise their respective financial projections. There can be no assurance that the results reflected in any of the financial projections for Discovery and the WarnerMedia Business will be realized or that actual results for WBD will not materially vary from such financial projections.

Discovery and the WarnerMedia Business operate in highly competitive industries, and if Discovery and the WarnerMedia Business are unable to compete effectively, WBD’s business, financial condition and results of operations could suffer.

The entertainment and media programming industries in which Discovery and the WarnerMedia Business operate are highly competitive. Discovery and the WarnerMedia Business compete with other programming networks for distribution, viewers and advertising, and face increased competitive pressure from subscription-based streaming services, DTC products and expansion by other companies—in particular, technology companies—into the content production and distribution space. Discovery and the WarnerMedia Business also compete for viewers with other forms of media entertainment, such as home entertainment (such as digital products), feature films, periodicals, interactive entertainment, user-generated content, live sports and other events, social media and diverse on-line and mobile activities. Internet-based advertising, including through websites and search engines, has seen significant growth, placing pressure on traditional advertising models tied to television networks, including on free-to-air, cable network and satellite delivered channels. The ability of Discovery and the WarnerMedia Business to compete successfully depends on a number of factors, including their abilities to consistently supply high-quality and popular content, access their targeted audience with appealing category-specific content, adapt to new technologies, distribution platforms and business models and achieve widespread distribution.

In addition, Discovery and the WarnerMedia Business compete with other studios and television production groups and independent producers that develop, produce, acquire and sell entertainment, sports and news content. Many television networks and online platforms are investing in such content. Discovery’s and the WarnerMedia Business’s television networks, premium pay-TV and basic tier television services and the discovery+ and HBO Max platforms also face competition from other television networks, online platforms/streaming video service providers and pay-TV service providers. As competition from these networks and service providers continues to increase, WBD may not be able to acquire or create popular entertainment, sports and news content or acquire it at a cost-effective price. As a result of an increasing number of market entrants in the programming space, Discovery and the WarnerMedia Business have seen upward pressure on programming costs in recent years, including in connection with the licensing and acquisition of entertainment, sports and news content from third parties, as well as with the commissioning of original production. WBD may also be impacted by such upward pressures driven by increasing investment by competitors. In certain international markets, regulations concerning content quotas or content investment requirements may be a further factor driving increasing programming costs. There can be no assurance that WBD will be able to compete successfully in the future against existing or new competitors, or that increasing competition will not have a material adverse effect on WBD’s business, financial condition and results of operations.

The success of WBD’s business will depend on the acceptance of WBD’s entertainment, sports and news content by its U.S. and foreign viewers, which may be unpredictable and volatile.

The production and distribution of entertainment, sports and news content are inherently risky businesses because the revenue derived and WBD’s ability to distribute its content, including through its own networks as well as third-party licensing, will depend primarily on consumer tastes and preferences that often change in unpredictable ways. WBD’s success will depend on its ability to consistently create and acquire content that meets the changing preferences of viewers in general, in special interest groups, in specific demographic categories and in various international marketplaces. WBD will need to invest substantial amounts in the production or acquisition and marketing of its entertainment, sports and news content before it learns whether such content will reach anticipated levels of popularity with consumers. WBD’s success with such content will depend on audience acceptance and viewership. Failing to gain the level of audience acceptance Discovery expects for entertainment, sports and news content may negatively impact WBD’s business, financial condition and results of operations.

The commercial success of WBD’s entertainment, sports and news content will also depend upon the quality and acceptance of competing content available. Other factors, including the availability of alternative forms of entertainment and leisure time activities, WBD’s ability to maintain or develop strong brand awareness and target key audiences, general economic conditions, piracy, and growing competition for consumer discretionary spending, time and attention may also affect the audience for such content. Audience sizes for WBD’s media networks are critical factors that can affect both the volume and pricing of advertising revenue that WBD will receive with respect to advertising-supported services, and the extent of distribution and penetration and the license fees it will receive under agreements with its distributors with respect to its subscription-based services. The appeal, success and performance of its content with consumers, as well as with third-party licensees and other distribution partners, are also critical factors that can affect the revenue that WBD will receive with respect to its content-related business.

Consequently, reduced public acceptance of WBD’s entertainment, sports and news content may decrease its audience share and customer/viewer reach and materially adversely affect its business, financial condition and results of operations.

There has been a shift in consumer behavior as a result of technological innovations and changes in the distribution of content, which may affect WBD’s viewership and the profitability of its business in unpredictable ways.

Technology and business models in Discovery’s and the WarnerMedia Business’s industries continue to evolve rapidly in an environment of fast-paced changes in consumer behavior as well as innovation. Changes to these business models include: (1) consumers’ increasing demand to consume video content on their own terms, including on the screen of their choice, at the time of their choice, and with enhanced functionality; (2) the presence of streaming services, which are increasing in number and some of which have a significant and growing subscriber base; (3) the proliferation of high speed internet connections and the expansion of 5G networks able to support high-quality streaming video within increasingly interactive and interconnected digital environments; and (4) the increased video consumption through subscription streaming services and time-delayed or time-shifted viewing of television programming through on-demand services and DVRs as well as the availability of video content through other distribution outlets, including digital home entertainment (such as electronic sell-through and transaction video-on-demand). Consumer behavior related to changes in content distribution, viewership and technological innovation are not entirely predictable but remain key factors in WBD’s economic model; such changes may accordingly materially adversely affect WBD’s business, financial condition and results of operations.

Consumers are increasingly viewing content on a time-delayed or on-demand basis from traditional distributors and from streaming services, apps and websites and on a wide variety of screens, such as televisions, tablets, mobile phones and other devices. The inability to meet consumer demands and expectations in today’s highly mobile, multi-screen and multi-platform environment for video delivery may affect the attractiveness of WBD’s offerings. Ineffective technology and product integration, lack of specific features and functionalities, poor interface design or ease of use, or platform performance issues, among other factors, may cause viewers to favor alternative offerings. The availability of on-demand feature films from streaming services may, depending in part on the timing of such availability relative to the theatrical release date, materially adversely affect the performance of features films at U.S. and international box offices. The underperformance of a feature film, especially an “event” film, at the global box office could result in lower than expected revenues for WBD from the license of the film to networks and streaming services, sales of the film in digital and physical forms and sales related to publishing and distribution of interactive entertainment or licenses for consumer products based on such film, including as a result of the COVID-19 pandemic. Additionally, devices that allow users to view television programs on a time-shifted basis and technologies that enable users to fast-forward or skip programming, including commercials, such as DVRs and portable digital devices and systems that enable users to store or make portable copies of content may affect the attractiveness of WBD’s offerings to advertisers and could therefore materially adversely affect its advertising revenues. In addition, there is increased demand for short-form, user-generated and interactive content, which have different economic models than Discovery’s and the WarnerMedia Business’s traditional content offerings. Likewise, distributors are seeking to offer smaller programming packages known as “skinny bundles,” which are delivered at a lower cost than traditional offerings and sometimes allow consumers to create a customized package of networks that are gaining popularity among consumers. If WBD’s networks are not included in these packages or consumers favor alternative offerings, WBD may experience a decline in viewership and ultimately the demand for its programming, which could lead to lower distribution and advertising revenues.

There have also been declines in subscribers to the traditional cable bundle. In 2020, total subscribers to U.S. television networks and digital content services declined 5% while subscribers to Discovery’s fully distributed networks declined 3%. In order to respond to changes in content distribution models in its industry, Discovery has invested in, developed and launched DTC products including its discovery+ product and the WarnerMedia Business has most recently invested in, developed and launched the DTC platform, HBO Max. In connection with the Transactions, WBD expects to develop and implement a go-to-market strategy for its DTC products that coordinates and/or combines its offering of discovery+ and HBO Max. There can be no assurance, however, that WBD’s viewers will respond to its DTC products or that the DTC strategy will be successful, particularly given the increase in DTC products on the market. Each distribution model has different risks and economic consequences for WBD, so the rapid evolution of consumer preferences may have an economic impact that is not ultimately predictable. Distribution windows are also evolving, potentially affecting revenues from other windows. If WBD cannot ensure that its distribution methods and content are responsive to its target audiences, its business, financial condition and results of operations could be materially adversely affected. The WarnerMedia Business has, and WBD could, incur significant restructuring costs related to DTC products due to the rapidly and continuously-evolving DTC environment, in which consumer satisfaction, scale, differentiation and capacity to invest in content are crucial to streaming success.

The COVID-19 pandemic appears to have accelerated some existing trends. The lockdowns, for example, have encouraged households to experiment with digital offerings including subscription video-on-demand or to stack subscriptions—a trend which is expected to continue in the coming years.

If WBD’s DTC products fail to attract and retain subscribers, WBD’s business, financial condition and results of operations may be adversely impacted.

In January 2021, Discovery launched an aggregated DTC product, discovery+, in the United States. In May 2020, the WarnerMedia Business launched HBO Max in the United States. In connection with the Transactions, WBD expects to develop and implement a go-to-market strategy for its DTC products that coordinates and/or combines its offering of discovery+ and HBO Max. There can be no assurance that consumers and advertisers will embrace discovery+ and HBO Max or that subscribers will activate or renew a subscription.

The discovery+ and HBO Max offerings are subscription-based streaming products and will be among many such services in a crowded and competitive landscape. Their success will also be largely dependent on WBD’s ability to initially attract, and ultimately retain, subscribers. Competitors to discovery+ and HBO Max include traditional linear programming networks, including Discovery’s linear channels and the WarnerMedia Business’s linear channels, competing subscription video-on-demand services, and other digital entertainment platforms and offerings all vying for consumer time, attention and discretionary spending. If WBD is unable to effectively market its DTC products or if consumers do not perceive the pricing and related features of its DTC products to be of value versus competitors, WBD may not be able to attract and retain subscribers. In particular, decreases in consumer discretionary spending where WBD’s DTC products are offered may reduce WBD’s ability to attract and retain subscribers for its premium tier services, which could have a negative impact on WBD’s business, financial condition and results of operations. Relatedly, a decrease in viewing subscribers on WBD’s advertising-supported DTC products could also have a negative impact on the rates it is able to charge advertisers for advertising-supported services. The ability to attract and retain subscribers will also depend in part on WBD’s ability to provide compelling content choices that are differentiated from that of its competitors and that are more attractive than other sources of entertainment that consumers could choose in their free time. Furthermore, the ability to provide a quality subscriber experience and the relative service levels, may also impact WBD’s ability to attract and retain subscribers. The inability to meet consumer demands and expectations in today’s highly competitive mobile, multi-screen and multi-platform environment for video delivery may affect the attractiveness of WBD’s DTC products. Ineffective technology and product integration, lack of specific features and functionalities, poor interface design or ease of use, or platform performance issues, among other factors, may cause viewers to favor alternative offerings. If WBD is unable to attract and retain subscribers to its DTC products, WBD’s business, financial condition and results of operations could be materially adversely affected.

Consolidation among pay-TV programming and satellite providers, both domestically and internationally, could have an adverse effect on WBD’s business, financial condition and results of operations.

Consolidation among pay-TV programming and satellite operators has given the largest operators considerable leverage in their relationships with programmers, including Discovery and the WarnerMedia Business. A significant portion of Discovery’s U.S. linear distribution revenues come from the top ten distributors. Discovery currently has agreements in place with the major pay-TV programming and satellite operators of U.S. and international television networks and digital content services which expire at various times through 2025. Some of Discovery’s largest distributors have combined, and as a result, have gained, or may gain, market power, which could affect WBD’s ability to maximize the value of its content through those platforms. In addition, many of the countries and territories in which WBD will distribute the Discovery and the WarnerMedia Business networks also have a small number of dominant distributors. Continued consolidation within the industry could reduce the number of distributors to carry WBD’s programming, subject its affiliate fee revenue to greater volume discounts, and further increase the negotiating leverage of the pay-TV programming and satellite television system operators which could have a material adverse effect on WBD’s business, financial condition and results of operations.

Failure to renew, renewal with less favorable terms, or termination of Discovery’s or the WarnerMedia Business’s distribution agreements may cause a decline in WBD’s revenue.

Because Discovery’s and the WarnerMedia Business’s pay-TV networks are licensed on a wholesale basis to distributors, such as cable and satellite operators, which in turn distribute them to consumers, WBD will be dependent upon the maintenance of distribution agreements with these operators. These distribution agreements generally provide for the level of carriage WBD’s networks will receive (e.g., provisions requiring minimum penetration and/or programming packaging requirements (widely distributed, broader programming packages compared to lesser distributed, specialized programming packages)) and for payment of a license fee to WBD based on the number of subscribers that receive its networks or other factors.

While the number of subscribers associated with WBD’s networks may impact its ability to generate advertising revenue, subscription-based revenue will represent a significant portion of its revenue. The distribution agreements generally have a limited term which may vary by territory and distributor, and there can be no assurance that these distribution agreements will be renewed in the future or that they will be renewed on terms that are favorable to WBD. A reduction in the license fees that WBD will receive or in the number of subscribers for which it is paid, including as a result of a loss or reduction in carriage for its networks or a reduction in distributor penetration, including as a result of the changes in consumer habits discussed in “—If WBD’s DTC products fail to attract and retain subscribers, WBD’s business, financial condition and results of operations may be adversely impacted” above, could materially adversely affect its distribution revenue. Such a loss or reduction in carriage could also decrease the potential audience for WBD’s programs, thereby materially adversely affecting its advertising revenue. In addition, the distribution agreements are complex and individually negotiated. If WBD were to disagree with one of the counterparties on the interpretation of a distribution agreement, WBD’s relationship with that counterparty could be damaged and its business, financial condition and result of operations could be negatively affected.

Failure to renew, renewal with less favorable terms, or termination of the WarnerMedia Business’s content licenses and similar distribution agreements may cause a decline in WBD’s revenue.

Because the WarnerMedia Business’s content is licensed to and distributed through third parties, such as theatrical exhibitors (and in certain international territories, local theatrical distributors), traditional television and pay-TV broadcasters and operators of digital platforms, which in turn make such content available, directly and indirectly, to consumers, WBD will be dependent upon the maintenance of such licensing and distribution agreements with such third parties. These agreements generally provide for the scope of licensed rights, including geographic territory, exploitation rights, holdbacks and/or other restrictions, including exclusivity or non-exclusivity, window(s) of exploitation (including first and second pay-TV and free to air broadcast), and for payment of a license fee to WBD based on a number of factors, including the scope of the rights granted, the popularity of the content (as measured in the case of films, for example, by box office performance for certain downstream exploitation) and the date of its first theatrical or pay-TV exhibition.

The license and distribution agreements generally have a limited term which may vary by territory and counterparty, and there can be no assurance that these agreements will be renewed in the future or that they will be renewed on terms that are favorable to WBD. The license fees and other commercial terms that WBD will receive are dependent, among other factors, on the acceptance and performance of its content with consumers. See “—The success of WBD’s business will depend on the acceptance of WBD’s entertainment, sports and news content by its U.S. and foreign viewers, which may be unpredictable and volatile.” A reduction in such license fees that licensees are willing to pay could materially affect its content revenue. Changes in distribution strategy and variations on traditional theatrical distribution and other licensing models, such as shortening traditional windows or making simultaneous the availability of certain films theatrically and on-demand, and other hybrids, may also drive changes in the licensee fees that theatrical exhibitors and distributors and other downstream licensees in the value chain may be willing to pay for content, which may in turn negatively affect WBD’s content revenue. In addition, content distribution and license agreements are complex and individually negotiated. If WBD were to disagree with one of the counterparties on the interpretation of a content distribution and license agreement, WBD’s relationship with that counterparty could be damaged and its business, financial condition and result of operations could be negatively affected.

Interpretation of some terms of Discovery’s and the WarnerMedia Business’s distribution agreements may have an adverse effect on the distribution payments WBD will receive under those agreements.

Some of Discovery’s and the WarnerMedia Business’s distribution agreements contain “most favored nation” clauses. These clauses typically provide that if they enter into an agreement with another distributor which contains certain more favorable terms, they must offer some of those terms to their existing distributors. Discovery and the WarnerMedia Business have entered into a number of distribution agreements with terms that differ in some respects from those contained in other agreements. While Discovery and the WarnerMedia Business believe that they have complied with the most favored nation clauses included in their distribution agreements, if distributors with these provisions were to assert or claim that Discovery or the WarnerMedia Business is not in compliance, and if they were to prevail, it could have a material adverse effect on WBD’s business, financial condition and results of operations.

WBD’s success will depend on attracting, developing, motivating and retaining talented people within its business. Significant shortfalls in recruitment or retention, or failure to adequately motivate employees, could adversely affect WBD’s ability to compete and achieve its strategic goals.

Attracting, developing, motivating and retaining talented employees will be essential to the successful delivery of WBD’s products and services and success in the marketplace. The ability to attract and retain talented employees is critical in the development and delivery of products and services, which is an integral component of Discovery’s growth strategy for WBD. Competition for employees can be intense and if WBD is unable to successfully integrate, motivate and reward the current employees from the WarnerMedia Business or Discovery’s current employees in WBD, WBD may not be able to retain them. If WBD is unable to retain these employees or attract new employees in the future, its ability to effectively compete with its competitors and to grow its business could be materially adversely affected.

In addition, Discovery and the WarnerMedia Business employ or contract with talent who may have loyal audiences. These individuals are important to audience endorsement of Discovery’s and the WarnerMedia Business’s programs and other content. There can be no assurance that these individuals will remain with WBD or retain their current audiences. If WBD fails to retain or attract key individuals or if its talent loses their current audience base, WBD’s business, financial condition and results of operations could be materially adversely affected.

The COVID-19 pandemic has caused substantial disruption in theatrical and television production, financial markets and economies worldwide, which could result in adverse effects on the market price of WBD common stock and WBD’s business, operations and ability to raise capital.

The COVID-19 pandemic has negatively impacted the global economy and created significant volatility and disruption in the credit and financial markets, and while some economic disruption may ease from time to time, such disruption is expected to continue and may worsen for an undetermined period of time. There is a significant degree of uncertainty and lack of visibility as to the extent and duration of the global economic disruption caused by COVID-19; however, a prolonged disruption, slowdown or recession could materially adversely affect the market price of WBD common stock and WBD’s credit ratings, ability to access capital on favorable terms and ability to meet its liquidity needs and could have a material adverse effect on WBD’s business, financial condition and results of operations.

Discovery and the WarnerMedia Business, as with other businesses globally, have been significantly affected by the COVID-19 pandemic both domestically and internationally, including as a result of governmentally imposed shutdowns, workforce realignments, labor and supply chain interruptions, and quarantines and travel restrictions, among other factors. Certain key sources of revenue for the WarnerMedia Business, including theatrical revenues, television production, studio operations and themed entertainment, have been adversely impacted by governmentally imposed shutdowns and related labor interruptions and constraints on consumer activity, particularly in the context of public entertainment venues, such as cinemas and theme parks. Shutdowns and/or restrictions relating to television and theatrical production activity have impacted, and may continue to impact, various aspects of project scheduling, completion and budgets, as well as revenue streams tied to projected release or availability dates. All such impacts may continue for an indefinite length of time.

WBD’s actions to limit the adverse effects of COVID-19 on its financial condition may not be successful, as the extent and duration of the adverse effects of the pandemic is not determinable and depends on future developments, which are highly uncertain and cannot be predicted. Events resulting from the effects of COVID-19 may negatively impact WBD’s ability to comply with its financial covenants. Also, additional funding may not be available to WBD on acceptable terms or at all. If adequate funding is not available, WBD may be required to reduce expenditures, including curtailing its growth strategies and reducing its product development efforts, or forego acquisition opportunities.

WBD will face cybersecurity and similar risks, which could result in the disclosure of confidential and personal information, disruption of its programming services, damage to its brands and reputation, legal exposure and financial losses.

Discovery and the WarnerMedia Business rely on various technology systems in connection with the production, distribution and broadcast of their programming, and their on-line, mobile and app offerings, as well as their internal systems, including the storage and transmission of personal and proprietary information. From time to time, hackers and other malicious actors target Discovery, the WarnerMedia Business and their respective service providers, and certain systems have been, and may continue to be, breached due to employee error, malicious code, hacking and phishing attacks, or otherwise. If Discovery’s or the WarnerMedia Business’s information security systems or data are compromised in a material way, such compromises could result in a disruption of services or a reduction of the revenues Discovery or the WarnerMedia Business are able to generate from such services, damage to Discovery’s and the WarnerMedia Business’s respective brands and reputation, a loss of confidence in the security of their offerings and services, and significant legal and financial exposure, each of which could potentially have a material adverse effect on WBD’s business. Additionally, outside parties may attempt to fraudulently induce employees or users to disclose sensitive or confidential information in order to gain access to data and systems. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, WBD may be unable to anticipate these techniques or to implement adequate preventative measures, notwithstanding any ongoing efforts to develop and implement robust data security tools, practices, and protocols. Accordingly, unauthorized access, modification and exfiltration of data cannot be eliminated entirely, and the risks associated with a potentially material incident remain. WBD may not have adequate insurance coverage to compensate itself or affected third parties for losses associated with cybersecurity and privacy events.

In addition, WBD will face regulatory risk associated with the acquisition, storage, disclosure, use and protection of personal data, including under the EU’s General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act (“CCPA”), the California Privacy Rights Act (“CPRA”) and various other domestic and international privacy and data security laws and regulations, which are continually evolving. These evolving data protection laws may require WBD to expend significant resources to implement additional data protection measures, and its actual or alleged failure to comply with such laws could result in legal claims, regulatory enforcement actions and significant fines and penalties.

Service disruptions or the failure of communications satellites or transmitter facilities relied upon by WBD could adversely impact WBD’s business, financial condition and results of operations.

The WarnerMedia Business relies on communications satellites and transmitter facilities and other technical infrastructure, including fiber, to transmit their programming to affiliates and other distributors. Shutdowns of communications satellites and transmitter facilities or service disruptions pose significant risks to the WarnerMedia Business’s operations and will pose significant risks to WBD’s operations. Such disruptions may be caused by power outages, natural disasters, extreme weather, terrorist attacks, failures or impairments of communications satellites or on-ground uplinks or downlinks or other technical facilities and services used to transmit programming, failure of service providers to meet contractual requirements, or other similar events. For example, a large provider of satellite services to the WarnerMedia Business is currently subject to bankruptcy proceedings, which could affect its ability to meet its obligations under its contract. If a communications satellite or other transmission means (e.g., fiber) is not able to transmit WBD’s programming, or if any material component thereof fails or becomes inoperable, WBD may not be able to secure an alternative communications path in a timely manner because, among other factors, there are a limited number of communications satellites and other means available for the transmission of programming, and any alternatives may require lead time and additional technical resources and infrastructure to implement. If such an event were to occur, there could be a disruption in the delivery of WBD’s programming, which could harm WBD’s reputation and materially adversely affect WBD’s business, financial condition and results of operations.

Changes in domestic and foreign laws and regulations and other risks related to international operations could adversely impact WBD’s business, financial condition and results of operations.

Programming services like Discovery and the WarnerMedia Business, and the distributors of their services, including cable operators, satellite operators and other multi-channel video programming distributors, are regulated by U.S. federal laws and regulations issued and administered by various federal agencies, including the Federal Communications Commission (the “FCC”), as well as by state and local governments, in ways that will affect the daily conduct of WBD’s video content business. These obligations and regulations, among other things, require closed captioning of programming for the hearing impaired, require certain content providers to make available audio descriptions of programming for the visually impaired, limit the amount and content of commercial matter that may be shown during programming aimed primarily at an audience of children aged 12 and under, and require the identification of (or the maintenance of lists of) sponsors of political advertising. The U.S. Congress, the FCC and the courts currently have under consideration, and may adopt or interpret in the future, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operations of WBD’s U.S. media properties or modify the terms under which it offers its services and operates.

Similarly, the foreign jurisdictions in which Discovery and the WarnerMedia Business networks are offered have, in varying degrees, laws and regulations that will govern WBD’s business. Discovery and the WarnerMedia Business have operations through which they offer for sale and distribute programming and other goods and services outside of the United States. As a result, WBD’s business will be subject to certain risks inherent in international business, many of which are beyond its control. These risks include:

•	laws and policies affecting trade and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

•

local regulatory requirements (and any changes to such requirements), including restrictions on content, censorship, imposition of local content quotas, local production levies and restrictions on foreign ownership, outsourcing, consumer protection, intellectual property and related rights, including copyright and rightsholder rights and remuneration;

•	its ability to obtain the appropriate licenses and other regulatory approvals it needs to broadcast content in foreign countries;

•	differing degrees of protection for intellectual property and varying attitudes towards the piracy of intellectual property;

•	significant fluctuations in foreign currency value;

•	currency exchange and central banking controls;

•	the instability of foreign economies and governments;

•	war and acts of terrorism;

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anti-corruption and sanction laws and regulations such as the Foreign Corrupt Practices Act, the U.K. Bribery Act, and programs administered by the Office of Foreign Assets Control, that impose stringent requirements on how WBD conducts its foreign operations and changes in these laws and regulations;

•	foreign privacy and data protection laws and regulations and changes in these laws; and

•	shifting consumer preferences regarding the viewing of video programming.

Events or developments related to these and other risks associated with international trade could adversely affect WBD’s revenues from non-U.S. sources, which could have a material adverse effect on its business, financial condition and results of operations. Acts of terrorism, hostilities, or financial, political, economic or other uncertainties could lead to a reduction in revenue or loss of investment, which could materially adversely affect its results of operations. Furthermore, some foreign markets where Discovery, the WarnerMedia Business and their respective partners operate may be more adversely affected by current economic conditions than the United States. WBD also may incur substantial expense as a result of changes, including the imposition of new restrictions, in the existing regulatory, economic or political environment in the regions where Discovery and the WarnerMedia Business do business. This is of particular concern in Poland, where Discovery operates TVN, a key component of Discovery’s international business, and where the government previously considered, and may reconsider or adopt in the future, regulations that would prohibit non-EU ownership of Polish licensed free-to-air and pay-TV channels. If such regulations are ever adopted, it could impact the ownership structure and licensing of TVN, and could, directly or indirectly, affect the operations of WBD’s Polish media properties and/or modify the terms under which WBD offers its services and operates in that market. The evolving regulatory environment in international markets may also impact strategy, costs and results of operations, including with respect to local programming investment obligations, satisfaction of local content quotas, access to local production incentive schemes, such as film subsidies, and direct and indirect digital taxes or levies on internet-based programming services.

Global economic conditions may have an adverse effect on WBD’s business, financial condition and results of operations.

WBD’s business will be significantly affected by prevailing economic conditions, including inflation and fluctuations in interest rates, and by disruptions to financial markets. WBD will derive substantial revenues from advertisers, and these expenditures are sensitive to general economic conditions and consumer buying patterns. Financial instability or a general decline in economic conditions in the United States and other countries where WBD’s advertising-supported networks are distributed could materially adversely affect advertising rates and volume, resulting in a decrease in its advertising revenues.

Decreases in consumer discretionary spending in the United States and other countries where WBD’s networks are distributed may affect cable television and other video service subscriptions, in particular with respect to digital service tiers on which certain of WBD’s programming networks will be carried. This could lead to a decrease in the number of subscribers receiving WBD’s programming from multi-channel video programming distributors, which could have a negative impact on its viewing subscribers and distribution revenues. Similarly, a decrease in viewing subscribers would also have a negative impact on the number of viewers actually watching the programs on WBD’s programming networks/platforms, which could also impact the rates it is able to charge advertisers for advertising-supported services.

Economic conditions will affect a number of aspects of WBD’s businesses worldwide and impact the businesses of WBD’s partners who purchase advertising on its advertising-supported networks and might reduce their spending on advertising. Economic conditions could also negatively affect the ability of those with whom WBD does business to satisfy their obligations to WBD. The general worsening of current global economic conditions could materially adversely affect WBD’s business, financial condition and results of operations, and the worsening of economic conditions in certain parts of the world, specifically, could impact the expansion and success of its businesses in such areas.

Theft of Discovery’s or the WarnerMedia Business’s content and unauthorized duplication, distribution and exhibition of such content may decrease revenue received from WBD’s programming and adversely affect its business, financial condition and results of operations.

The success of Discovery’s and the WarnerMedia Business’s businesses depend in part on their ability to maintain and enforce the intellectual property rights underlying their respective entertainment content. Discovery and the WarnerMedia Business are fundamentally content companies, and piracy of their content (including digital content), television networks, brands, and other intellectual property has the potential to materially adversely affect WBD. Piracy is particularly prevalent in parts of the world that do not effectively enforce intellectual property rights and laws, in contrast to territories such as the United States and much of Europe, and the Oceania territories. Even in territories like the United States, legal frameworks that are unresponsive to modern realities, combined with the lack of effective technological prevention and enforcement measures, may impede WBD’s enforcement efforts. WBD’s enforcement activities depend in part on third parties, including technology and platform providers, whose cooperation and effectiveness cannot be assured to any degree. In addition, technological advances that allow the almost instantaneous unauthorized copying and downloading of content into digital formats without any degradation of quality from the original facilitate the rapid creation, transmission and sharing of high-quality unauthorized copies. Unauthorized distribution of copyrighted material over the internet is a threat to copyright owners’ ability to maintain the exclusive control over their copyrighted material and thus the value of their property. The proliferation of unauthorized use of Discovery’s and the WarnerMedia Business’s respective content may have a material adverse effect on WBD’s business and profitability because it may reduce the revenue that WBD potentially could receive from the legitimate sale and distribution of such content. WBD may need to spend significant amounts of money on improvement of technological platform security and enforcement activities, including litigation, to protect Discovery’s and the WarnerMedia Business’s intellectual property rights. Any impairment of Discovery’s and the WarnerMedia Business’s intellectual property rights, including due to changes in U.S. or foreign intellectual property laws or the absence of effective legal protections or enforcement measures, could materially adversely impact WBD’s business, financial condition and results of operations.

WBD’s business, financial condition and results of operations may be negatively impacted by the outcome of uncertainties related to litigation.

From time to time, WBD may be involved in a number of legal claims, regulatory investigations, litigation (asserted individually and/or on behalf of a class), and arbitration. WBD may be subject to a number of lawsuits both in the United States and in foreign countries, including, at any particular time, claims relating to antitrust, intellectual property, employment, wage and hour, consumer privacy, regulatory and tax proceedings, contractual and commercial disputes, and the production, distribution, and licensing of WBD content. WBD may also spend substantial resources complying with various government standards, which may entail related investigations and litigation. WBD may incur significant expenses defending such suits or government charges and may be required to pay amounts or otherwise change its operations in ways that could materially adversely affect its business, financial condition and results of operations. This could result in an increase in WBD’s cost for defense or settlement of claims or indemnification obligations if WBD were to be found liable in excess of Discovery’s or the WarnerMedia Business’s historical experience. Even if WBD believes a claim is without merit, or ultimately prevails, defending against the claim could be time-consuming and costly and divert its management’s attention and resources away from its business.

In addition, WBD’s insurance may not be adequate to protect it from all material expenses related to pending and future claims and Discovery’s and the WarnerMedia Business’s current levels of insurance may not be available in the future at commercially reasonable prices. Any of these factors could materially adversely affect WBD’s business, financial condition and results of operations.

WBD’s participation in multiemployer defined benefit pension plans could subject WBD to liabilities that could adversely affect WBD’s business, financial condition and results of operations.

The WarnerMedia Business contributes to various multiemployer defined benefit pension plans (the “multiemployer plans”) under the terms of collective bargaining agreements that cover certain of its union-represented employees. Upon the completion of the Transactions, WBD will assume certain of the obligations under these multiemployer plans with respect to transferred employees from the WarnerMedia Business. The risks of participation in these multiemployer plans are different from single-employer pension plans in that: (1) contributions made by WBD to the multiemployer plans may be used to provide benefits to employees of other participating employers; (2) if WBD chooses to stop participating in certain of these multiemployer plans, WBD may be required to pay those plans an amount based on the underfunded status of the plan, which is referred to as a withdrawal liability; and (3) actions taken by a participating employer that lead to a deterioration of the financial health of a multiemployer plan may result in the unfunded obligations of the multiemployer plan being borne by its remaining participating employers, including WBD. While WBD does not expect any of the multiemployer plans to which it will contribute to be individually significant to WBD, as of September 2021, the WarnerMedia Business was, and WBD could be, an employer that provides more than 5% of total contributions to certain of the multiemployer plans in which it participates or WBD will participate.

To the extent that U.S.-registered multiemployer plans are underfunded, the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980 (collectively, “ERISA”), may subject WBD to substantial liabilities in the event of a complete or partial withdrawal from, or upon termination of, such plans. The WarnerMedia Business currently contributes to, and in the past has contributed to, multiemployer plans that are underfunded, and, therefore, could have potential liability associated with a voluntary or involuntary withdrawal from, or termination of, such plans. In addition, for a multiemployer plan in endangered, seriously endangered or critical status, additional required contributions, generally in the form of surcharges on contributions otherwise required, and benefit reductions may apply if such plan is determined to be underfunded, which could adversely affect WBD’s business, financial condition and results of operations if WBD is unable to adequately mitigate these costs.

As of December 31, 2020, two of the multiemployer plans in which the WarnerMedia Business participates were underfunded, but neither plan was considered to be in endangered, seriously endangered or critical status. The amount of funds WBD may be obligated to contribute to multiemployer plans in the future cannot be estimated, as these amounts are based on future levels of work of the union-represented employees covered by the multiemployer plans, investment returns and the funding status of such plans. The WarnerMedia Business does not currently intend to withdraw from the multiemployer plans in which it participates, and it is not aware of circumstances that would reasonably lead to material claims against WBD in connection with the multiemployer plans in which WBD will participate. There can be no assurance, however, that WBD will not be assessed liabilities in the future. Potential withdrawal liabilities, requirements to pay increased contributions, and/or surcharges in connection with any multiemployer plans in which WBD will participate could materially adversely affect WBD’s business, financial condition and results of operations.

WBD’s businesses may be subject to labor disruption.

WBD and some of its suppliers and business partners will retain the services of writers, directors, actors, announcers, athletes, technicians, trade employees and others involved in the development and production of its television programming, feature films and interactive entertainment (e.g., games) who are covered by collective bargaining agreements. If negotiations to renew expiring collective bargaining agreements are not successful or become unproductive, the affected unions could take actions such as strikes, work slowdowns or work stoppages. Strikes, work slowdowns, work stoppages or the possibility of such actions could result in delays in the production of WBD’s television programming, feature films and interactive entertainment. WBD could also incur higher costs from such actions, enter into new collective bargaining agreements or renew collective bargaining agreements on less favorable terms. Many of the collective bargaining agreements that will cover individuals providing services to WBD are industry-wide agreements, and WBD may lack practical control over the negotiations and terms of these agreements. Union or labor disputes or player lock-outs relating to certain professional sports leagues may preclude WBD from producing and telecasting scheduled games or events and could negatively impact WBD’s promotional and marketing opportunities. Depending on their duration, union or labor disputes or player lock-outs could have a material adverse effect on WBD’s business, financial condition and results of operations.

As Discovery and the WarnerMedia Business both have operations in the United Kingdom, the United Kingdom’s withdrawal from the European Union could have an adverse impact on WBD’s business, financial condition and results of operations.

On January 31, 2020, the United Kingdom formally withdrew from the European Union, an event commonly referred to as “Brexit.” The transition period, during which the pre-Brexit rights and obligations on trade, travel and business for the United Kingdom and the European Union continued to apply, ended on December 31, 2020. As of January 1, 2021, the relationship between the United Kingdom and the European Union is governed by the EU-UK Trade and Cooperation Agreement (“TCA”).

As a result of Brexit, the single-market and country-of-origin principles which have facilitated Discovery’s and the WarnerMedia Business’s respective cross-border activities from the United Kingdom into the European Union have ceased, which could have a material adverse impact on WBD’s business, financial condition and results of operations. Discovery and the WarnerMedia Business have incurred, and may continue to incur, costs, including due to reestablishment of broadcasting entities from the United Kingdom into the European Union, staff relocations and business travel, to minimize disruption to their businesses in the European Union, especially given that the audiovisual sector is carved out of the current trade deal between the United Kingdom and the European Union. There remains potential legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replace and/or replicate as well as further changes the European Union may make regarding its audiovisual sector.

The announcement and implementation of Brexit has caused significant volatility in global stock markets and currency exchange rate fluctuations. With the expansion of WBD’s international operations, its exposure to currency exchange rate fluctuation will increase. The increase in exposure could have a material adverse effect on its results of operations and net asset balances, due, in part, to currency fluctuations impacting the British pound and the Euro. Brexit may also create global uncertainty, which may cause a decrease in consumer discretionary spending. Decreases in consumer discretionary spending may affect cable television and other video service subscriptions where Discovery’s and the WarnerMedia Business’s networks are distributed. A decrease in the number of subscribers receiving their programming could have a negative impact on WBD’s distribution revenues and the rates it will be able to charge for advertising for its advertising-supported services. In addition, different market requirements for advertising content may impact WBD’s advertising revenues. Any of the foregoing factors may materially adversely affect WBD’s business, financial condition and results of operations.

Foreign exchange rate fluctuations may adversely affect WBD’s business, financial condition and results of operations.

Discovery and the WarnerMedia Business have significant operations in a number of foreign jurisdictions and certain of their operations are, and certain of WBD’s operations will be, conducted—and certain of their debt obligations are, and certain of WBD’s debt obligations will be denominated—in foreign currencies. As a result, WBD will have exposure to foreign currency risk as it enters into transactions and makes investments denominated in multiple currencies. In addition, unforeseeable changes in foreign currency exchange rates could materially adversely affect WBD’s calculations of interest coverage and leverage ratios, which are used by independent rating agencies to assign short and long-term debt ratings. Lower debt ratings could increase WBD’s cost of borrowing or make it more difficult for it to obtain future financing, which could materially adversely affect WBD’s business, financial condition and results of operations.

The value of these currencies fluctuates relative to the U.S. dollar. WBD’s consolidated financial statements will be denominated in U.S. dollars, and to prepare those financial statements it will need to translate the amounts of the assets, liabilities, net sales, other revenues and expenses of its operations outside of the United States from local currencies into U.S. dollars using exchange rates for the current period. As WBD expands its international operations, its exposure to exchange rate fluctuations will increase. This increased exposure could have a material adverse effect on WBD’s business, financial condition and results of operations. There is no assurance that downward trending currencies will rebound or that stable currencies will remain unchanged in any period or for any specific market.

Increasing complexity of global tax policy and regulations could adversely impact WBD’s business and results of operations.

WBD will face the increasing complexity of operating a global business, as Discovery and the WarnerMedia Business are subject to tax policy and regulations in multiple non-U.S. jurisdictions. Many foreign jurisdictions are contemplating additional taxes and/or levies on over-the-top services, as well as media advertising, including the proposed levy on media companies under consideration by the Polish government. In addition, many foreign jurisdictions have increased scrutiny and have either changed, or plan to change, their international tax systems due to the Organisation for Economic Co-operation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) recommendations. The BEPS recommendations call for enhanced transparency and reporting relating to companies’ entity structures and transfer pricing policies. These have been implemented through various initiatives, including the requirement for taxpayers to comply with global country-by-country reporting and the filing of a global master file, as well as the introduction of the multilateral instrument (“MLI”) which allows taxing authorities to better take aim at multinational tax avoidance. WBD will address and comply with these compliance and reporting requirements. Recently, officials from 136 jurisdictions, including the United States, agreed upon a framework for overhauling the taxation of multinational corporations that includes, among other things, profit reallocation rules and a 15% global minimum corporate income tax rate. These provisions, if implemented, could have a material effect on WBD’s income tax liability.

Additional complexity has also arisen in state aid: state resources used to provide recipients an advantage on a selective basis that has or could distort competition and affect trade between European member states. In recent years, the EC has increased their scrutiny on state aid and deviated from the historical EU state aid practices. There is great uncertainty about the future of EU state aid practices based on the appeals of many significant EC rulings against multinational corporations that are currently being challenged. The potential impact of these rulings is difficult to assess and Discovery’s and AT&T’s respective transfer pricing analyses conducted pursuant to accepted OECD methodologies may not sufficiently mitigate risk associated with Discovery’s and the WarnerMedia Business’s past agreements, respectively, or WBD’s agreements. Continued access, at historical levels, to production incentive schemes, such as film subsidies and tax credits, may also be affected by proposed changes in the laws currently under examination.

In addition, the determination of WBD’s worldwide provision for income taxes and current and deferred tax assets and liabilities will require judgment and estimation. WBD’s income taxes could also be materially adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of WBD’s deferred tax assets and liabilities, or by changes in worldwide tax laws, regulations or accounting principles.

In the United States, the Biden administration has issued guidance on certain tax law changes that it would support, which include, among other things, a significant increase in the corporate income tax rate, a new alternative minimum tax on book income and changes in the taxation of non-U.S. income. There has been recently released proposed legislation that includes, among other things, a new interest deduction limitation for certain domestic corporations that are members of certain multinational groups. While it is too early to predict the outcome of these proposals, if enacted, they could have a material effect on WBD’s income tax liability.

WBD expects to have directors in common with those of Liberty Media Corporation (“Liberty Media”), Liberty Global plc (“Liberty Global”), Qurate Retail, Inc. (“Qurate Retail”) and Liberty Broadband Corporation (“Liberty Broadband”), which may result in the diversion of business opportunities or other potential conflicts.

Liberty Media, Liberty Global, Qurate Retail and Liberty Broadband (collectively, the “Liberty Entities”) own interests in various U.S. and international companies, such as Charter Communications, Inc., that have subsidiaries that own or operate domestic or foreign content services that may compete with the content services WBD will offer. WBD will have no rights in respect of U.S. or international content opportunities developed by or presented to the subsidiaries of any Liberty Entities, and the pursuit of these opportunities by such subsidiaries may materially adversely affect WBD’s interests and those of its stockholders. Because WBD and the Liberty Entities expect to have overlapping directors, the pursuit of business opportunities may serve to intensify the conflicts of interest or appearance of conflicts of interest faced by the respective management teams.

WBD expects to have directors who are also related persons of Advance/Newhouse and who overlap with those of the Liberty Entities, which may lead to conflicting interests for those tasked with the fiduciary duties of the WBD Board.

The WBD Board is expected to include Steven A. Miron, the Chief Executive Officer of ANP, and Steven O. Newhouse, the Co-President of Advance. In addition, the WBD Board is expected to include John C. Malone, who is currently chairman of the board of directors of each of Liberty Media, Liberty Global and Liberty Broadband and a member of the board of directors of Qurate Retail. Mr. Miron is also currently a member of the board of directors of Charter Communications, Inc., of which Liberty Broadband owns an equity interest. The parent company of Advance/Newhouse and the Liberty Entities own interests in a range of media, communications and entertainment businesses.

None of the Liberty Entities will own any interest in WBD. As of October 31, 2021, Dr. Malone beneficially owns: shares of Liberty Media representing approximately 49% of the aggregate voting power of its issued and outstanding stock, shares representing approximately 30% of the aggregate voting power of Liberty Global, shares representing approximately 6% of the aggregate voting power of Qurate Retail and shares representing approximately 47% of the aggregate voting power of Liberty Broadband. Following the completion of the Transactions, Dr. Malone will beneficially own shares representing approximately         % of the aggregate voting power in WBD. Expected members of the WBD Board who are also directors of the Liberty Entities hold stock and stock-based compensation in the Liberty Entities and Discovery and will hold stock and stock-based compensation in WBD following the Transactions.

These ownership interests and/or business positions could create, or appear to create, potential conflicts of interest when these individuals are faced with decisions that could have different implications for WBD, Advance/Newhouse and/or the Liberty Entities. For example, there may be the potential for a conflict of interest when WBD, on the one hand, or Advance/Newhouse and/or one or more of the Liberty Entities, on the other hand, consider acquisitions and other corporate opportunities that may be suitable for the other.

The members of the WBD Board will have fiduciary duties to WBD and its stockholders. Likewise, those persons who serve in similar capacities at Advance/Newhouse or a Liberty Entity have fiduciary duties to those companies. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting both respective companies, and there can be no assurance that the terms of any transactions will be as favorable to WBD or its subsidiaries as would be the case in the absence of a conflict of interest.

Provisions in the WBD charter and the Discovery bylaws and of applicable law may prevent or delay an acquisition of WBD, which could decrease the market price of WBD common stock.

The WBD charter, the Discovery bylaws and the DGCL contain or will contain provisions that may have the effect of deterring takeovers of WBD by making such takeovers more expensive to the acquirer and by encouraging prospective acquirers to negotiate with the WBD Board rather than to attempt a hostile takeover. These provisions include: (1) the division of the WBD Board into three classes of directors with Class I directors initially serving until immediately following WBD’s first annual meeting of stockholders after the completion of the Merger, Class II directors initially serving until immediately following WBD’s second annual meeting of stockholders after the completion of the Merger and Class III directors initially serving until immediately following WBD’s third annual meeting of stockholders after the completion of the Merger, which could have the effect of making the replacement of incumbent directors more time-consuming and difficult; (2) the prohibition of stockholder action by written consent; (3) rules regarding how the WBD stockholders may present proposals or nominate directors for election at stockholder meetings; and (4) the right of the WBD Board to issue preferred stock without stockholder approval. The DGCL will also impose some restrictions on mergers and other business combinations between WBD and any holder of 15% or more of outstanding WBD common stock. For more information, see “Description of Capital Stock of Discovery and WBD—Certain Anti-Takeover Effects of the WBD Charter, the Discovery Bylaws and Delaware Law.”

These provisions are intended to protect WBD stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the WBD Board and by providing the WBD Board with more time to assess any acquisition proposal. These provisions are not intended to make WBD immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the WBD Board determines is not in the best interests of WBD and its stockholders. Accordingly, if the WBD Board determines that a potential business combination transaction is not in the best interests of WBD and its stockholders, but certain stockholders believe that such a transaction would be beneficial to WBD and its stockholders, such stockholders may elect to sell their shares in WBD and the market price of WBD common stock could decrease.

These and other provisions of the WBD charter, the Discovery bylaws and the DGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on WBD’s business, financial condition and results of operations.

The WBD charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by WBD stockholders, which could discourage lawsuits against WBD and its directors and officers.

The WBD charter will provide that unless WBD consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of WBD, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, stockholder or agent of WBD to WBD or its stockholders, (3) any action or proceeding asserting a claim arising out of or pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery (including, without limitation, any action asserting a claim arising out of or pursuant to the WBD charter or the bylaws of the combined company) or (4) any action or proceeding asserting a claim governed by the internal affairs doctrine.

Unless WBD consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the rules and regulations thereunder. Any person or entity acquiring any interest in shares of WBD common stock will be deemed to have notice of and consented to the exclusive forum provision in the WBD charter. Stockholders will not be deemed to have waived WBD’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar exclusive forum provisions in other companies’ charters and bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision in the WBD charter to be inapplicable or unenforceable.

This exclusive forum provision may limit the ability of stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with WBD or its directors or officers, which may discourage such lawsuits against WBD or its directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, WBD may incur additional costs associated with resolving such matters in other jurisdictions or forums, which could materially adversely affect WBD’s business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in or incorporated by reference into this prospectus that are not historical facts, including financial estimates and projections and statements as to the expected timing, completion and effects of the Transactions, including expected synergies, constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the SEC. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the Transactions, including future financial and operating results, WBD’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements are based on the current beliefs and expectations of the managements of Discovery, AT&T and the WarnerMedia Business and are subject to significant risks and uncertainties outside of their control. Words such as “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “aims,” “potential,” “will,” “would,” “could,” “considered,” “likely,” “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on future circumstances that may or may not occur. Actual results may differ materially from the current beliefs and expectations of the managements of Discovery, AT&T and the WarnerMedia Business depending on a number of factors affecting their businesses and risks associated with the successful execution of the Transactions and the integration and performance of WBD following the Transactions. In evaluating these forward-looking statements, you should carefully consider the risks described herein and in other reports that Discovery, AT&T and Spinco file with the SEC. See “Risk Factors” and “Where You Can Find More Information; Incorporation by Reference.” Factors which could have a material adverse effect on operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of, or prevent or delay the completion of, the Transactions;

•	the risk that Discovery stockholders may not approve the Transactions;

•	the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or that may be burdensome;

•	the risk that the Transactions may not qualify for their intended tax treatment;

•	risks that any of the closing conditions to the Transactions may not be satisfied in a timely manner;

•	risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the Transactions;

•	risks related to disruption of management time from ongoing business operations due to the Transactions;

•

risks related to Discovery’s ability to complete and WBD’s ability to integrate, maintain and obtain the anticipated financial and other benefits, including synergies, from the Transactions on a timely basis or at all;

•	the possibility that the Transactions may involve other unexpected costs or liabilities;

•	the risk that the integration of Discovery and the WarnerMedia Business will be more difficult, time-consuming or costly than expected;

•

risks and costs related to the pursuit and/or implementation of the Separation, including the timing anticipated to complete the Separation and any changes to the configuration of businesses included in the Separation if implemented;

•	risks related to any legal proceedings that have been or may be instituted against Discovery, AT&T and/or others relating to the Transactions;

•	risks related to the value of WBD common stock to be issued in the Transactions and uncertainty as to the long-term value of WBD common stock and AT&T common stock;

•

the effects of the announcement, pendency, completion or failure to achieve completion of the Transactions on Discovery’s, AT&T’s and the WarnerMedia Business’s operating results and businesses generally as well as the market price of AT&T common stock and Discovery capital stock;

•	risks related to financial community and rating agency perceptions of each of Discovery and AT&T and their respective business, operations, financial condition and the industry in which each operates;

•	the risk that Spinco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms;

•

the effects of the announcement, pendency, completion or failure to achieve completion of the Transactions on the ability of Discovery, AT&T or the WarnerMedia Business to retain customers and retain and hire key personnel and maintain relationships with their suppliers;

•

inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with GAAP and related standards, or on an adjusted or pro forma basis;

•	inherent uncertainties involved in the estimates and assumptions used in the preparation of financial projections;

•

future levels of indebtedness, including significant indebtedness expected to be incurred in connection with the Transactions, future compliance with debt covenants and the degree to which WBD will be leveraged following the completion of the Transactions;

•	failure to timely obtain or consummate the financing or refinancing required in connection with the Transactions upon acceptable terms or at all;

•

changes in the distribution and viewing of television programming, including the expanded deployment of personal video recorders, subscription video-on-demand, internet protocol television, mobile personal devices, personal tablets and user-generated content and their impact on television advertising revenue;

•	continued consolidation of distribution customers and production studios;

•	a failure to secure distribution agreements or renewal of such agreements on less favorable terms;

•	rapid technological changes;

•	the inability of advertisers or affiliates to remit payment to Discovery or the WarnerMedia Business in a timely manner or at all;

•	risks related to the potential impact of general economic, political and market factors on the companies or the Transactions;

•	industry trends, including the timing of, and spending on, feature film, television and television commercial production;

•	spending on domestic and foreign television advertising;

•	disagreements with Discovery’s or the WarnerMedia Business’s distributors or other business partners over contract interpretation;

•

fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets, including any proposed or adopted regulatory changes that impact the operations of Discovery’s or the WarnerMedia Business’s international media properties and/or modify the terms under which they offer their services and operate in international markets;

•	market demand for foreign first-run and existing content libraries;

•	the regulatory and competitive environment of the industries in which Discovery and the WarnerMedia Business, and the entities in which Discovery has interests, operate;

•

uncertainties associated with product and service development and market acceptance, including the development and provision of programming for new television and telecommunications technologies and coordinating the offering of discovery+ and HBO Max;

•	realizing DTC subscriber goals;

•	future financial performance, including availability, terms and deployment of capital;

•	the ability of suppliers and vendors to deliver products, equipment, software and services;

•	the outcome of any pending, threatened or potential litigation;

•	availability of qualified personnel and recruiting, motivating and retaining talent;

•

the possibility or duration of an industry-wide strike or other job action affecting a major entertainment industry union or others involved in the development and production of WBD’s television programming, feature films and interactive entertainment (e.g., games) who are covered by collective bargaining agreements;

•

changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the FCC and similar authorities internationally and adverse outcomes from regulatory proceedings;

•	changes in income taxes due to regulatory changes or changes in Discovery’s or WBD’s corporate structure;

•	the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatment of the Transactions;

•	changes in the nature of key strategic relationships with partners, distributors and equity method investee partners;

•	competitor responses to WBD’s products and services and the products and services of the entities in which WBD will have interests;

•	threatened or actual cyberattacks and cybersecurity breaches;

•	threatened terrorist attacks and military action;

•

the risk that natural disasters, public health issues, epidemics and pandemics, including COVID-19 and its variants, or the fear of such events, could provoke responses that cause delays in the expected timing of the Transactions, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities;

•

the severity, magnitude and duration of the COVID-19 pandemic and containment, mitigation and other measures taken in response, including the potential impacts of these matters on WBD’s business, financial condition and results of operations;

•	the inability to predict the extent to which the COVID-19 pandemic and related impacts will continue to impact WBD’s business, financial condition and results of operations;

•	reduced access to capital markets or significant increases in costs to borrow, including as a result of higher interest rates and perceived, potential or actual inflation;

•	service disruptions or the failure of communications satellites or transmitter facilities;

•

potential changes to the electromagnetic spectrum currently used for broadcast television and satellite distribution being considered by the FCC could negatively impact the WarnerMedia Business’s ability to deliver pay-TV network feeds of its domestic pay-TV programming networks to its affiliates, and, in some cases, the WarnerMedia Business’s ability to produce high-value news and entertainment programming on location;

•	theft of Discovery’s or the WarnerMedia Business’s content and unauthorized duplication, distribution and exhibition of such content;

•

changes in existing U.S. and foreign laws and regulations, as well as possible private rights of action, regarding intellectual property rights protection and privacy, personal data protection and user consent;

•	a reduction of advertising revenue associated with unexpected reductions in the number of viewers; and

•	other risks detailed from time to time in the respective filings of Discovery and AT&T with the SEC, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Unlisted factors, risks and uncertainties may present significant additional obstacles to the realization of forward-looking statements. The information contained herein speaks as of the date hereof, Discovery, AT&T and Spinco expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

THE EXCHANGE OFFER

Terms of the Exchange Offer

General

AT&T is offering to exchange all of the shares of Spinco common stock that are owned by AT&T for shares of AT&T common stock, at an exchange ratio to be calculated in the manner described below, on the terms and subject to the conditions and limitations described below and in the letter of transmittal and the exchange and transmittal information booklet, each filed as an exhibit to the registration statement of which this prospectus forms a part, that are validly tendered and not properly withdrawn prior to one minute after 11:59 p.m., New York City time, on            , unless the Exchange Offer is extended or terminated. The last day on which tenders will be accepted, whether on             or any later date to which the Exchange Offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some or none of your shares of AT&T common stock.

AT&T currently expects approximately              million shares of Spinco common stock will be held by AT&T upon completion of the Separation. The number of shares of AT&T common stock that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio, the number of shares of Spinco common stock offered (i.e., approximately              million) and the number of shares of AT&T common stock validly tendered and accepted in the Exchange Offer.

AT&T’s obligation to complete the Exchange Offer is subject to important conditions that are described in “—Conditions to Completion of the Exchange Offer.”

For each share of AT&T common stock that you validly tender in the Exchange Offer and do not properly withdraw and that is accepted for exchange, you will receive a number of shares of Spinco common stock at a              % discount to the per-share value of Discovery Series A common stock, calculated as set forth below, subject to an upper limit of              shares of Spinco common stock per share of AT&T common stock. Stated another way, subject to the upper limit described below, for each $100 of AT&T common stock accepted in the Exchange Offer, you will receive approximately $             of Spinco common stock.

The daily VWAP provided by Bloomberg may be different from other sources of VWAP or investors’ or security holders’ own calculations of VWAP. AT&T will determine such calculations of the per-share value of AT&T common stock and the per-share value of Spinco common stock, and such determination will be final.

If the upper limit on the number of shares of Spinco common stock that can be received for each share of AT&T common stock tendered and accepted in the Exchange Offer is in effect, then the exchange ratio will be fixed at the upper limit.

Upper Limit

The number of shares of Spinco common stock you can receive in the Exchange Offer is subject to an upper limit of              shares of Spinco common stock for each share of AT&T common stock accepted in the Exchange Offer. If the upper limit is in effect, a stockholder will receive less than $             of Spinco common stock for each $100 of AT&T common stock that the stockholder validly tenders, that is not properly withdrawn and that is accepted in the Exchange Offer, and the stockholder could receive much less. This limit was calculated based on a             % discount for shares of Spinco common stock based on the closing price of AT&T common stock on the NYSE and Discovery Series A common stock on Nasdaq on the trading day immediately preceding the commencement of the Exchange Offer. AT&T set this limit to ensure that an unusual or unexpected drop in the trading price of Discovery Series A common stock, relative to the trading price of AT&T common stock, would not result in an unduly high number of shares of Spinco common stock being exchanged for each share of AT&T common stock accepted in the Exchange Offer. AT&T will announce whether the upper limit on the number of shares that can be received for each share of AT&T common stock tendered and accepted

in the Exchange Offer will be in effect, through              and by press release, no later than 11:59 p.m., New York City time, at the end of the second trading day immediately preceding the expiration date.

Pricing Mechanism

The terms of the Exchange Offer are designed to result in your receiving $             of Spinco common stock for each $100 of AT&T common stock validly tendered, not properly withdrawn and accepted in the Exchange Offer based on the calculated per-share values described above. The Exchange Offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the shares of Spinco common stock exchanged for each $100 of AT&T common stock being valued higher than approximately $            . Regardless of the final exchange ratio, the terms of the Exchange Offer would always result in you receiving approximately $             of Spinco common stock for each $100 of AT&T common stock, so long as the upper limit is not in effect. See the table on page 117 for purposes of illustration.

Subject to the upper limit described above, for each $100 of AT&T common stock accepted in the Exchange Offer, you will receive approximately $             of Spinco common stock. The following formula will be used to calculate the number of shares of Spinco common stock you will receive for shares of AT&T common stock accepted in the Exchange Offer:

Number of shares of Spinco common stock	=	Number of shares of AT&T common stock tendered and accepted, multiplied by the lesser of:	(a) (the upper limit) and	(b) 100% of the calculated per-share value of AT&T common stock divided by % of the calculated per-share value of Spinco common stock (calculated as described below)

The calculated per-share value of a share of AT&T common stock for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAP of AT&T common stock on the NYSE on each of the Valuation Dates, as reported by Bloomberg displayed under the heading Bloomberg VWAP on the Bloomberg page “T UN<Equity>AQR” (or its equivalent successor page if such page is not available). The calculated per-share value of a share of Spinco common stock for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAP of Discovery Series A common stock on Nasdaq on each of the Valuation Dates, as reported by Bloomberg displayed under the heading Bloomberg VWAP on the Bloomberg page “DISCA UW<Equity>AQR” (or its equivalent successor page if such page is not available).

To help illustrate the way this calculation works, below are two examples:

Example 1: Assuming that the average of the daily VWAP on the Valuation Dates is $             per share of AT&T common stock and $             per share of Discovery Series A common stock, you would receive              shares of Spinco common stock ($             divided by              % of $            ) for each share of AT&T common stock accepted in the Exchange Offer. In this example, the upper limit of              shares of Spinco common stock for each share of AT&T common stock would not apply.

Example 2: Assuming that the average of the daily VWAP on the Valuation Dates is $             per share of AT&T common stock and $             per share of Discovery Series A common stock, the upper limit would apply and you would only receive             shares of Spinco common stock for each share of AT&T common stock accepted in the Exchange Offer because the limit is less than              shares of Spinco common stock ($                 divided by             % of $            ) for each share of AT&T common stock.

Indicative Per-Share Values

Indicative exchange ratios, calculated per-share values of AT&T common stock and calculated per-share values of Spinco common stock will be made available on each trading day during the Exchange Offer before the third Valuation Date, commencing after the close of trading on the third trading day during the Exchange Offer, and may be obtained by contacting the information agent at the toll-free number provided on the back cover of this prospectus or at the website maintained at https://www.dfking.com/warnermediadistribution.

From after the close of trading on the third trading day of the Exchange Offer until the first Valuation Date, the website will show the indicative calculated per-share values, as applicable, calculated as though that day were the third Valuation Date of the Exchange Offer, of (1) AT&T common stock, which will equal the simple arithmetic average of the daily VWAP of AT&T common stock, as calculated by AT&T, on each of the three consecutive trading days ending on and including such day and (2) Spinco common stock, which will equal the simple arithmetic average of the daily VWAP of Discovery Series A common stock, as calculated by AT&T, on each of the three consecutive trading days ending on and including such day.

On the first two Valuation Dates, when the values of AT&T common stock and Spinco common stock are calculated for the purposes of the Exchange Offer, the indicative calculated per-share values of AT&T common stock and the indicative calculated per-share values of Spinco common stock, as calculated by AT&T, will each equal (1) after the close of trading on the NYSE and Nasdaq on the first Valuation Date, the VWAPs for that day, and (2) after the close of trading on the NYSE and Nasdaq on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. No indicative exchange ratio will be published or announced on the third Valuation Date. AT&T will determine the simple arithmetic average of the VWAPs based on data provided by Bloomberg, and such determinations will be final.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of Spinco common stock that you will receive for each share of AT&T common stock accepted in the Exchange Offer will be available at             and announced by press release by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be            ) immediately preceding the expiration date of the Exchange Offer (currently expected to be            ), unless the Exchange Offer is extended or terminated.

After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.

Each of the daily VWAPs, calculated per-share values and the final exchange ratio will be rounded to four decimal places. AT&T will determine the simple arithmetic average of the VWAPs based on data provided by Bloomberg, and such determinations will be final.

If AT&T common stock or Discovery Series A common stock does not trade on any of the Valuation Dates, the calculated per-share value of AT&T common stock or the calculated per-share value of Spinco common stock, as applicable, will be determined using the daily VWAP of AT&T common stock and Discovery Series A common stock on the preceding full trading day or days, as the case may be, on which both AT&T common stock and Discovery Series A common stock did trade.

Since the Exchange Offer is scheduled to expire at one minute after 11:59 p.m., New York City time, on the last day of the Exchange Offer period, and the final exchange ratio will be announced by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be            ) immediately preceding the expiration date of the Exchange Offer (currently expected to be            ), unless the Exchange Offer is extended or terminated, you will be able to tender or withdraw your shares of AT&T common stock after the final exchange ratio is determined. The timing of such announcement will therefore provide each holder of AT&T common stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the Exchange Offer. For more information on validly tendering and properly withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of Spinco common stock that you would receive per share of AT&T common stock, calculated on the basis described above and taking into account the limit described above, assuming a range of averages of the daily VWAP of AT&T common stock and Discovery Series A common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share value of AT&T common stock, the indicative calculated per-share value of Spinco common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE and Nasdaq on            , based on the daily VWAPs of AT&T common stock and Discovery Series A common stock on             ,              and            . The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share value of AT&T common stock and the calculated per-share value of Spinco common stock based on changes relative to the values on            .

AT&T Common Stock	Discovery Series A Common Stock	Calculated Per-Share Value of AT&T Common Stock(A)	Calculated Per- Share Value of Spinco Common Stock (Before the % Discount)(B)	Shares of Spinco Common Stock to Be Received Per Share of AT&T Common Stock Tendered (The Exchange Ratio)(C)	Calculated Value Ratio(D)
As of	As of	$	$
Down 10%	Up 10%	$	$
Down 10%	Unchanged	$	$
Down 10%	Down 10%	$	$
Unchanged	Up 10%	$	$
Unchanged	Unchanged	$	$
Unchanged	Down 10%	$	$	[1]
Up 10%	Up 10%	$	$
Up 10%	Unchanged	$	$	[2]
Up 10%	Down 10%	$	$	[3]

(A)	As of , the calculated per-share value of AT&T common stock equals the simple arithmetic average of daily VWAPs on each of the three prior trading dates ($ , $ and $ ).
(B)

As of             , the calculated per-share value of Spinco common stock equals the simple arithmetic average of daily Discovery Series A common stock VWAPs on each of the three prior trading dates ($            , $            and $            ).

(C)	Calculated as A / (B*(1- %)) or equal to the upper limit, whichever is less.
(D)

The Calculated Value Ratio equals (i) the calculated per-share value of Spinco common stock (B) multiplied by the exchange ratio (C), divided by (ii) the calculated per-share value of AT&T common stock (A), rounded to the nearest three decimals.

1.

In this scenario, the upper limit of              is in effect. Absent the upper limit, the exchange ratio would have been              shares of Spinco common stock per share of AT&T common stock validly tendered and accepted for exchange. AT&T would announce that the upper limit on the number of shares that can be received for each share of AT&T common stock tendered is in effect when AT&T announces the final exchange ratio no later than 11:59 p.m., New York City time, at the end of the second trading day prior to the expiration date of the Exchange Offer.

2.

In this scenario, the upper limit of              is in effect. Absent the upper limit, the exchange ratio would have been              shares of Spinco common stock per share of AT&T common stock validly tendered and accepted for exchange. AT&T would announce that the upper limit on the number of shares that can be received for each share of AT&T common stock tendered is in effect when AT&T announces the final exchange ratio no later than 11:59 p.m., New York City time, at the end of the second trading day prior to the expiration date of the Exchange Offer.

3.

In this scenario, the upper limit of              is in effect. Absent the upper limit, the exchange ratio would have been              shares of Spinco common stock per share of AT&T common stock validly tendered and accepted for exchange. AT&T would announce that the upper limit on the number of shares that can be received for each share of AT&T common stock tendered is in effect when AT&T announces the final exchange ratio no later than 11:59 p.m., New York City time, at the end of the second trading day prior to the expiration date of the Exchange Offer.

If the trading price of AT&T common stock were to increase during the last two full trading days prior to the expiration of the Exchange Offer, the average per-share value of AT&T common stock used to calculate the exchange ratio would likely be lower than the closing price of AT&T common stock on the expiration date of the Exchange Offer. As a result, you will receive fewer shares of Spinco common stock and, therefore, effectively fewer shares of WBD common stock, for each $100 of AT&T common stock than you would have if that per-share value were calculated on the basis of the closing price of AT&T common stock on the expiration date of the Exchange Offer. Similarly, if the trading price of Discovery Series A common stock were to decrease during the last two full trading days prior to the expiration of the Exchange Offer, the average per-share value of Spinco common stock used to calculate the exchange ratio would likely be higher than the closing price of Discovery Series A common stock on the expiration date of the Exchange Offer. This could also result in your receiving fewer shares of Spinco common stock and, therefore, effectively fewer shares of WBD common stock, for each $100 of AT&T common stock than you would otherwise receive if that per-share value were calculated on the basis of the closing price of Discovery Series A common stock on the expiration date of the Exchange Offer.

The number of shares of AT&T common stock that may be accepted in the Exchange Offer may be subject to proration. Depending on the number of shares of AT&T common stock validly tendered, and not properly withdrawn in the Exchange Offer, and the final exchange ratio, determined as described above, AT&T may have to limit the number of shares of AT&T common stock that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described below under “—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of AT&T Common Stock.”

This prospectus and related documents are being sent to persons who directly held shares of AT&T common stock on              and brokers, banks and similar persons whose names or the names of whose nominees appear on AT&T’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of AT&T’s common stock.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of AT&T Common Stock

If, upon the expiration of the Exchange Offer, AT&T stockholders have validly tendered and not properly withdrawn more shares of AT&T common stock than AT&T is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Spinco common stock being offered in the Exchange Offer by AT&T), AT&T will accept for exchange the AT&T common stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of AT&T common stock to be accepted bears to the total number of shares of AT&T common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of AT&T common stock), and subject to any adjustment necessary to ensure the exchange of all shares of Spinco common stock being offered by AT&T in the Exchange Offer, except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders (other than participants in the AT&T 401(k) Plans) of fewer than 100 shares of AT&T common stock who validly tender all of their shares will not be subject to proration if the Exchange Offer is oversubscribed. Beneficial holders of 100 or more shares of AT&T common stock are not eligible for this preference.

Any beneficial holder (other than participants in the AT&T 401(k) Plans) of fewer than 100 shares of AT&T common stock who wishes to tender all of their shares must complete the section titled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment.

AT&T will announce the preliminary proration factor (if any) for the Exchange Offer at              and separately by press release promptly after the expiration of the Exchange Offer. Upon determining the number of shares of AT&T common stock validly tendered for exchange, AT&T will announce the final results, including the final proration factor for the Exchange Offer.

Any shares of AT&T common stock not accepted for exchange in the Exchange Offer as a result of proration or otherwise will be returned to the tendering stockholder promptly after the final proration factor for the Exchange Offer is determined.

For purposes of the Exchange Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares

Following the completion of the Exchange Offer, Merger Sub will be merged with and into Spinco, whereby Spinco will continue as the surviving company and a wholly owned subsidiary of WBD. Each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock such that immediately after the Merger, such holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.” In this conversion of shares of Spinco common stock into shares of WBD common stock, no fractional shares of WBD common stock will be delivered to holders of Spinco common stock. Instead, all fractional shares of WBD common stock that a holder of Spinco common stock would otherwise be entitled to receive as a result of the Merger will be aggregated by the Exchange Agent. The Exchange Agent will cause the whole shares obtained thereby to be sold on behalf of such holders of Spinco common stock that would otherwise be entitled to receive such fractional shares of WBD common stock in the Merger in the open market or otherwise, in each case at then prevailing market prices, and in no case later than ten business days after the effective time of the Merger. The Exchange Agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and conveyance and similar taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco common stock that would otherwise be entitled to receive such fractional shares of WBD common stock in the Merger.

In the event that the number of shares of AT&T common stock tendered in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged in the Exchange Offer, then proration would not occur and all of the remaining shares of Spinco common stock held by AT&T would be distributed by way of a Clean-Up Spin-Off following the completion of the Exchange Offer to all remaining AT&T stockholders.

Exchange of Shares of AT&T Common Stock

Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of the extension or amendment (see “The Exchange Offer—Conditions to Completion of the Exchange Offer”)), AT&T will accept for exchange and will exchange, for shares of Spinco common stock owned by AT&T, the AT&T common stock validly tendered, and not properly withdrawn, prior to the expiration of the Exchange Offer, promptly after the expiration date.

The exchange of AT&T common stock tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Offer Agent of (1) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of AT&T common stock in the Exchange Offer Agent’s account at The Depository Trust Company, pursuant to the procedures set forth below in “—Procedures for Tendering,” (2) the letter of transmittal for shares of AT&T common stock, properly completed and duly executed (which eligible holders of DRS shares may complete through the Exchange Offer Agent’s election website), with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (3) any other required documents.

For purposes of the Exchange Offer, AT&T will be deemed to have accepted for exchange, and thereby exchanged, AT&T common stock validly tendered and not properly withdrawn if and when AT&T notifies the Exchange Offer Agent of its acceptance of the tenders of those shares of AT&T common stock pursuant to the Exchange Offer.

At or prior to the time of completion of the Exchange Offer, and prior to the Merger, AT&T will irrevocably deliver to the Exchange Offer Agent a book-entry authorization representing all of the shares of Spinco common stock issued and outstanding owned by it, with irrevocable instructions to hold the shares of Spinco common stock in trust for AT&T stockholders that are receiving shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off. Immediately prior to the Merger, by virtue of the delivery of such shares and the satisfaction prior to the Merger of the conditions to the Distribution and AT&T’s acceptance of all shares tendered in the Exchange Offer, those entitled to shares of Spinco common stock in the Exchange Offer or a potential Clean-Up Spin-Off will be considered the beneficial owners of such shares. The Exchange Offer Agent will continue to hold the shares of Spinco common stock in trust for the benefit of those Spinco stockholders pending the completion of the Merger. At the effective time of the Merger, those shares of Spinco common stock held in trust by the Exchange Offer Agent will automatically convert into the right to receive shares of WBD common stock and, following the effective time of the Merger, once the final number of shares of Spinco common stock received by each Spinco stockholder in the Exchange Offer and a potential Clean-Up Spin-Off is determined, the Exchange Agent will deliver the appropriate number of shares of WBD common stock based on the terms of the Merger Agreement. Consistent with its obligations under the Exchange Act, AT&T intends to distribute shares of Spinco common stock to those AT&T stockholders whose shares are tendered, and accepted, in the Exchange Offer, promptly.

Upon surrender of the documents required by the Exchange Offer Agent, duly executed, each former holder of AT&T common stock will receive from the Exchange Agent, in exchange for their shares of Spinco common stock, shares of WBD common stock and/or cash in lieu of fractional shares of WBD common stock, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. For the avoidance of doubt and if there is a Clean-Up Spin-Off, those receiving shares of Spinco common stock solely in a Clean-Up Spin-Off need not complete any documentation and they will receive first, their shares of Spinco common stock (which shall not be transferable during the brief period in which they are held), and second, their shares of WBD common stock without any action on their part.

If AT&T does not accept for exchange any tendered shares of AT&T common stock for any reason pursuant to the terms and conditions of the Exchange Offer, shares tendered by book-entry transfer pursuant to the procedures set forth below in “—Procedures for Tendering” will be credited to an account maintained within The Depository Trust Company promptly following expiration or termination of the Exchange Offer.

Procedures for Tendering

Shares Held in Book-Entry DRS

If your shares of AT&T common stock are held in book-entry via the DRS, you must deliver to the Exchange Offer Agent a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company or Similar Institution

If you hold shares of AT&T common stock through a broker, dealer, commercial bank, trust company or similar institution and wish to tender your shares of AT&T common stock in the Exchange Offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your AT&T common stock. If that institution holds shares of AT&T common stock through The Depository Trust Company, it must notify The Depository Trust Company and cause it to transfer the shares into the Exchange Offer Agent’s account in accordance with The Depository Trust Company’s procedures. The institution must also ensure that the Exchange Offer Agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your AT&T common stock. A tender by book-entry transfer will be completed upon receipt by the Exchange Offer Agent of an agent’s message, book-entry confirmation from The Depository Trust Company and any other required documents.

For purposes of the Exchange Offer, the term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the Exchange Offer Agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares of AT&T common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that AT&T may enforce that agreement against the participant.

The Exchange Offer Agent will establish an account with respect to the shares of AT&T common stock at The Depository Trust Company for purposes of the Exchange Offer, and any eligible institution that is a participant in The Depository Trust Company may make book-entry delivery of shares of AT&T common stock by causing The Depository Trust Company to transfer such shares into the Exchange Offer Agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. Delivery of documents to The Depository Trust Company does not constitute delivery to the Exchange Offer Agent.

Shares Held in AT&T 401(k) Plans

If your account in the AT&T 401(k) Plans includes units in the AT&T Shares Fund as of             , you can instruct the Trustee to either keep your AT&T Shares Fund account invested in shares of AT&T common stock or exchange some or all of your units in the AT&T Shares Fund for units in a Spinco common stock investment fund, pursuant to the Exchange Offer (which will convert into the right to receive shares of WBD common stock in the Merger). You will receive instructions from the Trustee via letter or email informing you how to provide instructions to the Trustee and the deadline for providing those instructions. If you do not provide instructions to the Trustee prior to the applicable deadline, none of your units in the AT&T Shares Fund in the AT&T 401(k) Plan will be exchanged for an interest in a Spinco common stock investment fund pursuant to the Exchange Offer. Upon the Closing, any units in a Spinco common stock investment fund will be converted into the right to receive units in a WBD common stock investment fund.

If you do not provide instructions to the Trustee to exchange some or all of your units in the AT&T Shares Fund in the AT&T 401(k) Plans for units in a Spinco common stock investment fund, your account in the AT&T 401(k) Plan may still receive units in a Spinco common stock investment fund in a Clean-Up Spin-Off, if applicable, in respect of AT&T Shares Fund units attributable to your account in the AT&T 401(k) Plans. AT&T is unable to predict how many units in a Spinco common stock investment fund you would receive in a potential Clean-Up Spin-Off. Upon the Closing, any units in a Spinco common stock investment fund attributable to your account in the AT&T 401(k) Plans would be converted into units in a WBD common stock investment fund in the AT&T 401(k) Plans.

If the Exchange Offer is oversubscribed, the number of shares of AT&T common stock that you give instructions to exchange will be reduced on a pro rata basis. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described under “—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of AT&T Common Stock.”

After the Closing, AT&T and the plan fiduciary responsible for evaluating the propriety of investment options under the AT&T 401(k) Plans may conclude that the AT&T 401(k) Plans will no longer maintain a WBD common stock investment fund, in which case the WBD common stock investment fund would be liquidated and the proceeds reallocated to one or more of the other investment options within the AT&T 401(k) Plans based on your election or to the AT&T 401(k) Plan’s qualified default investment alternative.

General Instructions

Do not send letters of transmittal to AT&T, Discovery, Spinco or the information agent. Letters of transmittal for AT&T common stock should be sent to the Exchange Offer Agent at an address listed on the letter of transmittal.

Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by AT&T.

The Exchange Offer Agent must receive the letter of transmittal for AT&T common stock at the address set forth on the back cover of this prospectus prior to the expiration of the Exchange Offer. Alternatively, in case of a book-entry transfer of AT&T common stock through The Depository Trust Company, the Exchange Offer Agent must receive the agent’s message and a book-entry confirmation prior to such time and date.

Letters of transmittal for AT&T common stock must be received by the Exchange Offer Agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your AT&T common stock.

Signature Guarantees

Signatures on all letters of transmittal for AT&T common stock must be guaranteed by a firm which is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a “U.S. eligible institution”), except in cases in which shares of AT&T common stock are tendered for the account of a U.S. eligible institution.

If shares of AT&T common stock held through the DRS are registered in the name of a person other than the person who signs the letter of transmittal, the letter of transmittal must be accompanied by appropriate stock powers signed exactly as the name or names of the registered owner or owners appear on the letter of transmittal accompanying the tender of shares of AT&T common stock held through the DRS without alteration, enlargement or any change whatsoever, with the signature(s) on the letter of transmittal or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures

If you wish to tender shares of AT&T common stock pursuant to the Exchange Offer but (1) you cannot deliver the shares or other required documents to the Exchange Offer Agent on or before the expiration date of the Exchange Offer or (2) you cannot comply with the procedures for book-entry transfer through The Depository Trust Company on a timely basis, you may still tender your AT&T common stock, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•

on or before the expiration date, the Exchange Offer Agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by AT&T, in the manner provided below; and

•

no later than 5:00 p.m. on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, the Exchange Offer Agent must receive: (a) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of AT&T common stock in the Exchange Offer Agent’s account at The Depository Trust Company; (b) a letter of transmittal for shares of AT&T common stock properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message; and (c) any other required documents.

Registered stockholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of AT&T common stock) may transmit the notice of guaranteed delivery by email transmission or mail it to the Exchange Offer Agent. If you hold AT&T common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf.

If, after the expiration date, any stockholder that delivered a valid notice of guaranteed delivery fails to deliver the item(s) required above by 5:00 p.m. on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, AT&T may elect, in its sole discretion, to waive the guaranteed delivery, at which point such shares of AT&T common stock will not be accepted in the Exchange Offer and no shares of Spinco common stock will be received in exchange therefore. AT&T currently does not expect to accept any shares identified in a notice of guaranteed delivery after such time.

Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. Such stockholders will have waived their rights to shares of Spinco common stock in a potential Clean-Up Spin-Off notwithstanding the fact they held shares of AT&T common stock on the Distribution record date. As such, AT&T stockholders whose shares are validly tendered, and accepted, in the Exchange Offer, would not receive shares of Spinco common stock in a potential Clean-Up Spin-Off in respect of such shares (but may with respect to any other shares that are not validly tendered and accepted). Further, if an AT&T stockholder has delivered, prior to one minute after 11:59 p.m., New York City time, on the expiration date, a properly completed and duly executed notice of guaranteed delivery in accordance with the terms of the Exchange Offer, and such stockholder fails to complete the appropriate steps to complete their tender of shares (as set forth above) by 5:00 p.m. on the second NYSE trading day after the date of execution of such notice of guaranteed delivery and the expiration date for the Exchange Offer has passed, then AT&T may elect (and currently expects) not to accept for exchange from such stockholder those shares that were the subject of the notice of guaranteed delivery. In such instance, because such shares will not have been accepted in the Exchange Offer, they will not be subject to the foregoing waiver.

Tendering Your Shares after the Final Exchange Ratio Has Been Determined

AT&T will announce the final exchange ratio used to determine the number of shares that can be received for each share of AT&T common stock accepted in the Exchange Offer by press release, and it will be available on the website https://www.dfking.com/warnermediadistribution, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to            ) immediately preceding the expiration date of the Exchange Offer (currently expected to be            ), unless the Exchange Offer is extended or terminated.

If you are a registered stockholder of AT&T common stock, and you wish to tender your shares after the final exchange ratio has been determined, but you believe you would be unable to deliver an original executed letter of transmittal to the Exchange Offer Agent prior to the expiration of the Exchange Offer at one minute after 11:59 p.m., New York City time, on the expiration date, then you should consider instead tendering your shares by means of delivering a notice of guaranteed delivery prior to such time and complying with the guaranteed delivery procedures described above. If you hold AT&T common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf. If you hold AT&T common stock through a broker, dealer, commercial bank, trust company or similar institution and do not intend to tender your shares by means of delivering a notice of guaranteed delivery, consult with such institution on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to tender on your behalf prior to one minute after 11:59 p.m., New York City time, on the expiration date.

The Depository Trust Company is expected to remain open until 6:00 p.m., New York City time, on the last trading day prior to the expiration of the Exchange Offer, which is also the expiration date, and institutions may be able to process tenders for AT&T common stock through The Depository Trust Company during that time (although there is no assurance that this will be the case). Once The Depository Trust Company has closed, participants in The Depository Trust Company whose name appears on a Depository Trust Company security position listing as the owner of AT&T common stock will still be able to tender their AT&T common stock by delivering a notice of guaranteed delivery to the Exchange Offer Agent via email so long as it is received prior to the expiration of the Exchange Offer.

If you hold AT&T common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day. Stockholders should consult with the institution through which they hold shares on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to provide a notice of guaranteed delivery on such holder’s behalf prior to one minute after 11:59 p.m., New York City time, on the expiration date. In addition, any such institution, if it is not an eligible institution, will need to obtain a medallion guarantee from an eligible institution in the form set forth in the applicable notice of guaranteed delivery in connection with the delivery of those shares.

If the upper limit on the number of shares that can be received for each share of AT&T common stock validly tendered is in effect, then the exchange ratio will be fixed at the upper limit.

Effect of Tenders

A tender of AT&T common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the Exchange Offer as well as your representation and warranty to AT&T that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of AT&T common stock or other securities issued or issuable in respect of such shares), (2) when the same are accepted for exchange, AT&T will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims, and (3) you own the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of AT&T common stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of AT&T common stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of AT&T common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

The exchange of AT&T common stock validly tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Offer Agent of (1) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of AT&T common stock in the Exchange Offer Agent’s account at The Depository Trust Company, (2) the letter of transmittal for shares of AT&T common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (3) any other required documents.

Appointment of Attorneys-in-Fact and Proxies

By executing a letter of transmittal as set forth above, you irrevocably appoint AT&T’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of AT&T common stock tendered and accepted for exchange by AT&T and with respect to any and all other shares of AT&T common stock and other securities issued or issuable in respect of the shares of AT&T common stock on or after the expiration of the Exchange Offer. That appointment is effective when and only to the extent that AT&T deposits the shares of Spinco common stock for the shares of AT&T common stock that you have tendered with the Exchange Offer Agent. All such proxies will be considered coupled with an interest in the tendered shares of AT&T common stock and therefore will not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). AT&T’s designees will, with respect to the shares of AT&T common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. AT&T reserves the right to require that, in order for shares of AT&T common stock to be deemed validly tendered, immediately upon AT&T’s acceptance for exchange of those shares of AT&T common stock, AT&T must be able to exercise full voting rights with respect to such shares.

Determination of Validity

AT&T will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of AT&T common stock, in AT&T’s sole discretion, and its determination will be final and binding. AT&T reserves the absolute right to reject any and all tenders of AT&T common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. In the event a stockholder disagrees with such determination, he or she may seek to challenge such determination in a court of competent jurisdiction. AT&T also reserves the absolute right to waive any of the conditions of the Exchange Offer, or any defect or irregularity in the tender of any shares of AT&T common stock. No tender of shares of AT&T common stock is valid until all defects and irregularities in tenders of shares of AT&T common stock have been cured or waived. Neither AT&T nor the Exchange Offer Agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any shares of AT&T common stock or will incur any liability for failure to give any such notification. AT&T’s interpretation of the terms and conditions of the Exchange Offer (including the letter of transmittal and instructions thereto) will be final and binding. Notwithstanding the foregoing, AT&T stockholders may challenge any such determination in a court of competent jurisdiction.

Binding Agreement

The tender of AT&T common stock pursuant to any of the procedures described above will constitute a binding agreement between AT&T and you upon the terms of, and subject to, the conditions to the Exchange Offer. See “—Conditions to Completion of the Exchange Offer.”

The method of delivery of shares of AT&T common stock and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the Exchange Offer Agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If shares of AT&T common stock are delivered and not accepted due to proration or a partial tender, (1) shares of AT&T common stock held through the DRS that were delivered will remain in book-entry form in the holder’s name and (2) shares of AT&T common stock held through The Depository Trust Company will be credited back through The Depository Trust Company in book-entry form.

If you validly withdraw your shares of AT&T common stock or the Exchange Offer is not completed, (1) shares of AT&T common stock held through the DRS that were delivered will remain in book-entry form in the holder’s name and (2) shares of AT&T common stock held through The Depository Trust Company will be credited back through The Depository Trust Company in book-entry form.

Withdrawal Rights

Shares of AT&T common stock tendered pursuant to the Exchange Offer may be withdrawn at any time after the commencement of the Exchange Offer on             and prior to one minute after 11:59 p.m., New York City time, on the expiration date of the Exchange Offer (currently expected to be            ). Once AT&T accepts shares of AT&T common stock pursuant to the Exchange Offer, your tender is irrevocable. In addition, shares of AT&T common stock tendered pursuant to the Exchange Offer may be withdrawn after                 (i.e., after the expiration of 40 business days from the commencement of the Exchange Offer) if AT&T does not accept your shares of AT&T common stock pursuant to the Exchange Offer by such date.

For a withdrawal of shares of AT&T common stock to be effective, the Exchange Offer Agent must receive from you a written notice of withdrawal, in the form made available to you, at one of its addresses or the email address set forth on the back cover of this prospectus, and your notice must include your name and the number of shares of AT&T common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If shares of AT&T common stock have been tendered pursuant to the procedures for book-entry tender discussed in “—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with the procedures of The Depository Trust Company.

If you hold shares of AT&T common stock through the AT&T 401(k) Plans, the instructions you receive from The Bank of New York Mellon, as Trustee for the AT&T 401(k) Plans, via letter or email will contain instructions on how to withdraw your shares.

AT&T will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and its decision will be final and binding, subject to the rights of the tendering stockholders to challenge AT&T’s determination in a court of competent jurisdiction. Neither AT&T nor the Exchange Offer Agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Any shares of AT&T common stock properly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer. However, you may re-tender withdrawn AT&T common stock by following one of the procedures discussed in “—Procedures for Tendering” at any time prior to the expiration of the Exchange Offer (or pursuant to the instructions sent to you separately).

Except for the withdrawal rights described above, any tender made under the Exchange Offer is irrevocable.

Withdrawing Your Shares after the Final Exchange Ratio Has Been Determined

The final exchange ratio will be available no later than 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be            ) immediately preceding the expiration date of the Exchange Offer (currently expected to be            ). If you are a registered stockholder of AT&T common stock and you wish to withdraw your shares after the final exchange ratio has been determined, you must deliver a written notice of withdrawal or email transmission notice of withdrawal to the Exchange Offer Agent prior to one minute after 11:59 p.m., New York City time, on the expiration date. Medallion guarantees will not be required for such withdrawal notices. If you hold AT&T common stock through a broker, dealer, commercial bank, trust company or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. Stockholders should consult with the institution through which they hold shares on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to provide a notice of withdrawal on such holder’s behalf prior to one minute after 11:59 p.m., New York City time, on the expiration date. The Depository Trust Company is expected to remain open until 6:00 p.m., New York City time, on the last trading day prior to the expiration (which is also the expiration date), and institutions may be able to process withdrawals of AT&T common stock through The Depository Trust Company during that time (although there can be no assurance that this will be the case). Once The Depository Trust Company has closed, if you beneficially own shares of AT&T common stock that were previously delivered through The Depository Trust Company, then in order to properly withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or email transmission notice of withdrawal to the Exchange Offer Agent prior to one minute after 11:59 p.m., New York City time, on the expiration date. Such notice of withdrawal must be in the form of The Depository Trust Company’s notice of withdrawal, must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. Shares can be properly withdrawn only if the Exchange Offer Agent receives a withdrawal notice directly from the relevant institution that tendered the shares through The Depository Trust Company.

If the upper limit on the number of shares of Spinco common stock that can be exchanged for each share of AT&T common stock tendered is in effect, then the exchange ratio will be fixed at the upper limit.

Book-Entry Accounts

Certificates representing shares of Spinco common stock will not be issued to holders of AT&T common stock pursuant to the Exchange Offer. Rather than issuing certificates representing such shares of Spinco common stock to tendering holders of AT&T common stock, the Exchange Offer Agent will cause the shares of Spinco common stock to be credited to records maintained by the Exchange Offer Agent for the benefit of the respective holders. Following the completion of the Exchange Offer, Merger Sub will be merged with and into Spinco in the Merger and each share of Spinco common stock will automatically convert into the right to receive WBD common stock and cash in lieu of fractional shares of WBD common stock. In connection with the Exchange Offer, you will receive a letter of transmittal and instructions for use in obtaining the WBD common stock and cash in lieu of fractional shares of WBD common stock into which your shares of Spinco common stock held in book-entry accounts are converted. For the avoidance of doubt, stockholders of AT&T receiving shares of Spinco and WBD common stock solely as a result of a potential Clean-Up Spin-Off, and who are not participating in the Exchange Offer, need not complete any letter of transmittal or take any other action to receive their shares. As promptly as practicable following the Merger and AT&T’s notice and determination of the final proration factor, if any, the Exchange Agent will credit the shares of WBD common stock into which the shares of Spinco common stock have been converted to book-entry accounts maintained for the benefit of the AT&T stockholders who received shares of Spinco common stock in the Exchange Offer and in a Clean-Up Spin-Off and will send these holders a statement evidencing their holdings of shares of WBD common stock.

Extension; Termination; Amendment

Extension, Termination or Amendment by AT&T

Subject to its compliance with the Separation Agreement, AT&T expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Exchange Offer is open and thereby delay acceptance for payment of, and the payment for, any shares of AT&T common stock validly tendered and not properly withdrawn in the Exchange Offer. For example, the Exchange Offer can be extended if any of the conditions to completion of the Exchange Offer described in “—Conditions to Completion of the Exchange Offer” are not satisfied or waived prior to the expiration of the Exchange Offer. If the Exchange Offer is extended, the Valuation Dates will reset to the period of three consecutive trading days ending on and including the second trading day preceding the revised expiration date, as may be extended.

Subject to its compliance with the Separation Agreement, AT&T expressly reserves the right, in its sole discretion, at any time and from time to time, to amend the terms of the Exchange Offer in any respect prior to the expiration of the Exchange Offer, except that AT&T does not intend to extend the Exchange Offer other than in the circumstances described above.

If AT&T materially changes the terms of or information concerning the Exchange Offer or if AT&T waives a material condition of the Exchange Offer, it will extend the Exchange Offer in the manner required by law. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given or in the event there is a waiver of a material condition to the Exchange Offer. However, the length of time that an offer must be extended depends on the particular facts and circumstances. For example, as required by law, the Exchange Offer will be extended so that it remains open for a minimum of ten business days, rather than five business days, following the announcement if:

•	AT&T changes the method for calculating the number of shares of Spinco common stock offered in exchange for each share of AT&T common stock; and

•	the Exchange Offer is scheduled to expire within ten business days of announcing any such change.

If AT&T extends the Exchange Offer, is delayed in accepting for exchange any shares of AT&T common stock or is unable to accept for exchange any shares of AT&T common stock under the Exchange Offer for any reason, then, without affecting AT&T’s rights under the Exchange Offer, the Exchange Offer Agent may retain all shares of AT&T common stock tendered on AT&T’s behalf. These shares of AT&T common stock may not be withdrawn except as provided in “—Withdrawal Rights.”

AT&T’s reservation of the right to delay acceptance of any shares of AT&T common stock is subject to applicable law, which requires that AT&T pay the consideration offered or return the shares of AT&T common stock deposited promptly after the termination or withdrawal of the Exchange Offer.

AT&T will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.

Method of Public Announcement

Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Exchange Offer be promptly disclosed to stockholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which AT&T may choose to make any public announcement, AT&T assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by publishing a press release.

Conditions to Completion of the Exchange Offer

AT&T will not be required to complete the Exchange Offer and may extend or terminate the Exchange Offer, if, at the scheduled expiration of the Exchange Offer:

•

any condition precedent to the completion of the Transactions (other than the Exchange Offer) pursuant to the Merger Agreement and Separation Agreement has not been satisfied or waived (except for the conditions precedent that will be satisfied at the time of the completion of the Transactions) or for any reason the Transactions (other than the Exchange Offer) cannot be completed promptly after completion of the Exchange Offer (see “The Separation Agreement—Conditions to the Distribution” and “The Merger Agreement—Conditions to the Merger”);

•	the shares of WBD common stock to be issued in the Merger have not been authorized for listing on Nasdaq;

•	any proceeding for the purpose of suspending the effectiveness of any registration statement of which this prospectus is a part has been initiated by the SEC and not concluded or withdrawn;

•	the Merger Agreement or the Separation Agreement has been terminated;

•

AT&T has not received, or does not reasonably expect to receive, the Tax Opinions from AT&T’s tax counsel, dated as of the Closing Date, on certain aspects of the anticipated non-taxable nature of the Transactions;

•	AT&T has not received, and does not reasonably expect to receive, the IRS Ruling regarding the qualification of the Distribution and certain related Transactions for tax-free treatment; or

•	any of the following conditions or events have occurred, or AT&T reasonably expects any of the following conditions or events to occur:

•

any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay the completion of the Exchange Offer;

•

any injunction, order, stay, judgment, ruling, stipulation, determination, decree or award is issued, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction is enacted, in each case, by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over AT&T, Spinco or Discovery, in each case, whether temporary, preliminary or permanent in nature, any of which would reasonably be likely to restrain, prohibit, enjoin, make illegal or delay the completion of the Exchange Offer;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after            ;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

a commencement of a war (whether declared or undeclared) or the existence, occurrence or continuation of any armed hostilities, act of terrorism, pandemics, tsunamis, typhoons, hail storms, blizzards, tornadoes, droughts, cyclones, earthquakes, floods, hurricanes, tropical storms, fires or other natural or man-made disasters or acts of God or any national, international or regional calamity, which would reasonably be expected to affect materially and adversely, AT&T, Spinco or Discovery, or to delay materially, the completion of the Exchange Offer;

•	if any of the situations above exist (including for this purpose the COVID-19 pandemic) as of the commencement of the Exchange Offer, any material deterioration of the situation;

•

any condition or event (including, without limitation, those listed above) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, condition (financial or otherwise) or results of operations of AT&T, Spinco or Discovery; or

•

a “market disruption event” (as defined below) occurs with respect to shares of AT&T common stock or Discovery Series A common stock on any of the Valuation Dates and such market disruption event has, in AT&T’s reasonable judgment, impaired the benefits of the Exchange Offer to AT&T.

Each of the foregoing conditions to the completion of the Exchange Offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

If any of the above events occurs, AT&T may (in its sole discretion):

•	terminate the Exchange Offer and promptly return all tendered shares of AT&T common stock to tendering stockholders;

•

extend (subject to the terms of the Separation Agreement and Merger Agreement) the Exchange Offer and, subject to the withdrawal rights described in “—Withdrawal Rights,” retain all tendered shares of AT&T common stock until the extended Exchange Offer expires;

•	amend the terms of the Exchange Offer; or

•	waive or amend any unsatisfied condition and, subject to any requirement to extend the period of time during which the Exchange Offer is open, complete the Exchange Offer.

These conditions are for the sole benefit of AT&T. AT&T may assert these conditions with respect to all or any portion of the Exchange Offer regardless of the circumstances giving rise to them (except any action or inaction by AT&T). AT&T expressly reserves the right, in its sole discretion, to waive any condition in whole or in part at any time prior to the expiration of the Exchange Offer. AT&T’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time prior to the expiration of the Exchange Offer. All conditions to completion of the Exchange Offer must be satisfied or waived by AT&T prior to the expiration of the Exchange Offer. If the Exchange Offer is terminated by AT&T without the exchange of shares, but the conditions to completion of the Transactions have otherwise been satisfied, all shares of Spinco common stock owned by AT&T will be distributed on a pro rata basis to holders of AT&T common stock, with a Distribution record date to be announced by AT&T.

A “market disruption event” with respect to either AT&T common stock or Discovery Series A common stock means a suspension, absence or material limitation of trading of AT&T common stock or Discovery Series A common stock on the NYSE or Nasdaq, respectively, for more than two hours of trading or a breakdown or failure in the price and trade reporting system of the NYSE or Nasdaq, as a result of which the reported trading prices for AT&T common stock or Discovery Series A common stock on the NYSE or Nasdaq, respectively, during any half-hour trading period during the principal trading session in the NYSE or Nasdaq are materially inaccurate, as determined by AT&T or the Exchange Offer Agent in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination, a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE or Nasdaq.

Fees and Expenses

AT&T has retained D.F. King & Co., Inc. to act as the information agent and             to act as the Exchange Offer Agent in connection with the Exchange Offer. The information agent may contact holders of AT&T common stock by mail, email, telephone and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Exchange Offer to beneficial owners. The information agent and the Exchange Offer Agent each is receiving reasonable compensation for its respective services, is being reimbursed for reasonable out-of-pocket expenses and is being indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

None of the information agent or the Exchange Offer Agent has been retained to make solicitations or recommendations with respect to the Exchange Offer. The fees they receive will not be based on the number of shares of AT&T common stock tendered under the Exchange Offer.

AT&T will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of AT&T common stock under the Exchange Offer. AT&T will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

No broker, dealer, bank, trust company or fiduciary will be deemed to be AT&T’s agent or the agent of Spinco, the information agent or the Exchange Offer Agent for purposes of the Exchange Offer.

Legal Limitations

This prospectus is not an offer to buy, sell or exchange, and it is not a solicitation of an offer to buy, sell or exchange, any shares of Spinco common stock, AT&T common stock, Discovery capital stock or WBD common stock in any jurisdiction in which such offer, sale or exchange is not permitted. It will not be possible to trade shares of Spinco common stock after the completion of the Exchange Offer and prior to the completion of the Merger or during any other period.

Certain Matters Relating to Non-U.S. Jurisdictions

Countries outside of the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of AT&T, Spinco or Discovery has taken any action under non-U.S. laws or regulations to facilitate a public offer to exchange shares of AT&T common stock, Spinco common stock or WBD common stock outside of the United States. Accordingly, the ability of any non-U.S. person and any U.S. person residing outside of the United States to tender shares of AT&T common stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit such person to participate in the Exchange Offer without the need for AT&T, Spinco or Discovery to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders and U.S. stockholders residing outside of the United States should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries or countries of residence, as applicable, and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of AT&T common stock, Spinco common stock or WBD common stock that may apply in such countries. None of AT&T, Discovery or Spinco can provide any assurance about whether such limitations may exist.

Distribution of Spinco Common Stock Remaining After the Exchange Offer

To the extent that the number of shares of AT&T common stock tendered in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged, then all of the remaining shares of Spinco common stock held by AT&T following the completion of the Exchange Offer will be distributed by way of a Clean-Up Spin-Off to all remaining AT&T stockholders.

All shares of Spinco common stock owned by AT&T that are not exchanged in the Exchange Offer will be distributed in a Clean-Up Spin-Off to holders of AT&T common stock who hold shares of AT&T common stock on the Distribution record date and have not waived their right to receive shares of Spinco common stock in the Exchange Offer. The Distribution record date for a potential Clean-Up Spin-Off will be announced by AT&T, if necessary. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. Such stockholders will have waived their rights to shares of Spinco common stock in a potential Clean-Up Spin-Off notwithstanding the fact they held shares of AT&T common stock on the Distribution record date. As such, AT&T stockholders whose shares are validly tendered, and accepted, in the Exchange Offer, will not receive shares of Spinco common stock in a potential Clean-Up Spin-Off in respect of such shares (but may with respect to any other shares that are not validly tendered and accepted). Further, if an AT&T stockholder has delivered, prior to one minute after 11:59 p.m., New York City time, on the expiration date, a properly completed and duly executed notice of guaranteed delivery in accordance with the terms of the Exchange Offer, and such stockholder fails to complete the appropriate steps to complete their tender of shares (as set forth above) by 5:00 p.m. on the second NYSE trading day after the date of execution of such notice of guaranteed delivery and the expiration date for the Exchange Offer has passed, then AT&T may elect (and currently expects) not to accept for exchange from such stockholder those shares that were the subject of the notice of guaranteed delivery. In such instance, because such shares will not have been accepted in the Exchange Offer, they shall not be subject to the foregoing waiver.

Further, the Exchange Offer is being extended to AT&T stockholders for their shares of AT&T common stock and, consistent with the representation made by tendering holders set forth on page 124 hereof and in the letter of transmittal, all other shares of AT&T common stock or other securities issued or issuable in respect of such shares. Accordingly, in order to be valid your tender must include any and all rights and entitlements (including any rights represented by a “due-bill”) for shares of Spinco common stock issuable in a potential Clean-Up Spin-Off. To the extent you acquire any shares of AT&T common stock following the Distribution record date and tender those shares of AT&T common stock in the Exchange Offer, whether to complete a guaranteed delivery or otherwise, you must acquire all rights and entitlements to shares of Spinco common stock issuable in a Clean-Up Spin-Off that are attributable to the holder of such shares on the Distribution record date (with respect to those shares tendered) and deliver such rights and entitlements (including any rights represented by a “due-bill”) to AT&T as part of the tender of shares of AT&T common stock. Following such delivery, any such rights or entitlements to receive shares of Spinco common stock will be forfeited. If you are tendering pursuant to guaranteed delivery procedures, this arrangement will allow you to satisfy the foregoing requirements to complete your tender. If you hold AT&T common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf and will be able to assist you in complying with the foregoing requirements. You can also contact the information agent with any questions at the telephone number (800) 290-6427 (toll-free) or (212) 269-5550 (banks and brokerage firms).

At or prior to the time of completion of the Exchange Offer, and prior to the Merger, AT&T will irrevocably deliver to the Exchange Offer Agent a book-entry authorization representing all of the shares of Spinco common stock issued and outstanding owned by it, with irrevocable instructions to hold the shares of Spinco common stock in trust for AT&T stockholders that are receiving shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off. Immediately prior to the Merger, by virtue of the delivery of such shares and the satisfaction prior to the Merger of the conditions to the Distribution and AT&T’s acceptance of all shares tendered in the Exchange Offer, those entitled to shares of Spinco common stock in the Exchange Offer or a potential Clean-Up Spin-Off will be considered the beneficial owners of such shares. The Exchange Offer Agent will continue to hold the shares of Spinco common stock in trust for the benefit of those Spinco stockholders pending the completion of the Merger. Shares of Spinco common stock will not be able to be traded during this period. Prior to the effective time of the Merger, Discovery will deposit with the Exchange Agent, for the benefit of persons who received shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off, evidence in book-entry form representing shares of WBD common stock issuable in the Merger. At the effective time of the Merger, those shares of Spinco common stock held in trust by the Exchange Offer Agent will automatically convert into the right to receive shares of WBD common stock. Following the effective time of the Merger, once the final calculation of the number of shares of Spinco common stock received by each Spinco stockholder in the Exchange Offer and a potential Clean-Up Spin-Off is determined, the Exchange Agent will deliver the appropriate number of shares of WBD common stock based on the terms of the Merger Agreement and the procedures established by the Exchange Agent. Consistent with its obligations under the Exchange Act, AT&T intends to deliver shares of Spinco common stock to those AT&T stockholders whose shares are tendered, and accepted, in the Exchange Offer, promptly.

If the Exchange Offer is terminated by AT&T without the exchange of shares, but the conditions to completion of the Transactions have otherwise been satisfied, all shares of Spinco common stock owned by AT&T will be distributed on a pro rata basis to holders of AT&T common stock, with a Distribution record date to be announced by AT&T.

PARTIES TO THE TRANSACTIONS

Information about Discovery

Discovery is a global media company that provides content across multiple distribution platforms, including linear platforms such as pay-TV, free-to-air and broadcast television, authenticated GO applications, digital distribution arrangements, content licensing arrangements and next generation DTC subscription products, including discovery+, the definitive real-life subscription service. As one of the world’s largest pay-TV programmers, as of December 31, 2020, Discovery provided original and purchased content and live events to approximately 3.7 billion cumulative subscribers and viewers worldwide through networks that it wholly or partially owns. As of September 30, 2021, Discovery had 20 million total paying DTC subscribers.1 Discovery distributes customized content in the United States and over 220 other countries and territories in nearly 50 languages. Discovery has an extensive library of content and owns most rights to its content and footage, which enables Discovery to leverage its library to quickly launch brands and services into new markets and on new platforms. Discovery’s content can be re-edited and updated in a cost-effective manner to provide topical versions of subject matter that can be utilized around the world on a variety of platforms.

Discovery’s content spans genres including survival, natural history, exploration, sports, general entertainment, home, food, travel, heroes, adventure, crime and investigation, health and kids. Discovery’s global portfolio of networks includes prominent nonfiction television brands such as Discovery Channel, its most widely distributed global brand, HGTV, Food Network, TLC, Animal Planet, Investigation Discovery, Travel Channel, Science and MotorTrend (previously known as Velocity domestically and currently known as Turbo in most international countries). Among other networks in the United States, Discovery also features two Spanish-language services, Discovery en Español and Discovery Familia. Discovery’s international portfolio also includes Eurosport, a leading sports entertainment provider and broadcaster of the Olympic Games across Europe (excluding Russia); TVN, a Polish media company; as well as Discovery Kids, a leading children’s entertainment brand in Latin America. Discovery participates in joint ventures including Magnolia, the recently formed multi-platform venture with Chip and Joanna Gaines, and Group Nine Media, a digital media holding company home to top digital brands including Now This News, the Dodo, Thrillist, PopSugar and Seeker. Discovery also operates production studios.

In January 2021, Discovery launched discovery+ in the United States across several streaming platforms and entered into a partnership with Verizon, which is offering access to discovery+ for up to 12 months to certain of its customers. The global rollout of discovery+ began in the fourth quarter of 2020 with the United Kingdom and Ireland, where Discovery partnered with Sky, and in India. Discovery also entered into a partnership with Vodafone to provide discovery+ to existing Vodafone TV and mobile customers in 12 markets across Europe. To date, Discovery has launched discovery+ in 25 global territories. Upon launch in the United States, discovery+ included an extensive content library comprising more than 55,000 episodes and features a wide array of exclusive, original series from the Discovery portfolio of brands that have a strong leadership position. The service is available with ads or on an ad-free tier, providing Discovery with dual revenue streams.

Discovery invests in high-quality content for its networks and brands with the objective of building viewership, optimizing distribution revenue, capturing advertising revenue, and creating or repositioning branded channels and business to sustain long-term growth and occupy a desired content niche with strong consumer appeal. Its strategy is to maximize the distribution, ratings and profit potential of each of its branded networks. In addition to growing distribution and advertising revenues for its branded networks, Discovery has extended content distribution across new platforms, including brand-aligned websites, online streaming platforms,

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Discovery defines a subscription as: (1) a subscription to a DTC product for which it has recognized subscription revenue from a DTC platform; (2) a subscription received through wholesale arrangements in which it receives a fee for the distribution of its DTC platforms, as well as subscriptions provided directly or through third-party platforms; and (3) a subscription recognized by certain joint venture partners and affiliated parties. Discovery may refer to the aggregate number of subscriptions across its DTC services as subscribers. Subscribers are only counted if they are on a paying status and exclude users on free trials.

including discovery+, mobile devices, video-on-demand, and broadband channels, which provide promotional platforms for its television content and serve as additional outlets for advertising and distribution revenue. Audience ratings are a key driver in generating advertising revenue and creating demand on the part of cable television operators, direct-to-home satellite operators, telecommunication service providers, and other content distributors who deliver Discovery’s content to their customers.

As of September 30, 2021, Discovery had approximately 11,000 employees, including full-time and part-time employees of its wholly owned subsidiaries and consolidated ventures. Discovery’s employees are located in 36 different countries, with 38% located in the United States and 62% located outside of the United States.

Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock are listed on Nasdaq under the symbols “DISCA,” “DISCB” and “DISCK,” respectively.

Discovery’s principal executive office is located at 230 Park Avenue South, New York, New York 10003 (telephone number: (212) 548-5555).

Business Segments

Although Discovery utilizes certain brands and content globally, Discovery classifies its operations in two reportable segments: U.S. Networks, consisting principally of domestic television networks and digital content services, and International Networks, consisting primarily of international television networks and digital content services. Discovery’s segment presentation aligns with its management structure and the financial information Discovery management uses to make decisions about operating matters, such as the allocation of resources and business performance assessments.

U.S. Networks

Discovery’s U.S. Networks segment principally consists of national television networks. Discovery’s U.S. Networks segment owns and operates 16 national television networks, including fully distributed television networks such as Discovery Channel, HGTV, Food Network, TLC and Animal Planet. In addition, Discovery operates the following U.S. Networks: MotorTrend, Investigation Discovery, Travel Channel, Science, Discovery Family, American Heroes Channel, Destination America, Discovery Life, DIY Network, Cooking Channel and OWN. In 2021, Discovery launched discovery+ in the United States, which included an extensive content library comprising more than 55,000 episodes and features a wide array of exclusive, original series from the Discovery portfolio of brands that have a strong leadership position. Discovery also continues to provide authenticated U.S. TV Everywhere (“TVE”) streaming products that are available to pay-TV subscribers and connect viewers through its GO applications with live and on-demand access to award-winning shows and series from certain U.S. Networks in the Discovery portfolio and from Discovery Familia and Discovery en Español. Furthermore, Discovery provides certain networks to consumers as part of subscription-based over-the-top services provided by DirectTV Now, AT&T Watch, Hulu, SlingTV, fuboTV, and YouTube TV.

U.S. Networks generates revenues from fees charged to distributors of Discovery’s television networks’ first run content, which includes cable, DTH satellite and telecommunication service providers, referred to as affiliate fees; fees from distributors for licensed content and content to equity method investee networks, referred to as other distribution revenue; fees from advertising sold on Discovery’s television networks and digital products, which include discovery+, Discovery’s GO suite of TVE applications and other DTC subscription products; fees from providing sales representation, network distribution services; and revenue from licensing Discovery’s brands for consumer products. Typically, Discovery’s television networks are aired pursuant to multi-year carriage agreements that provide for the level of carriage that Discovery’s networks will receive and for annual graduated rate increases. Carriage of Discovery’s networks depends on package inclusion, such as whether networks are on the more widely distributed, broader packages or lesser-distributed, specialized packages, also referred to as digital tiers. In 2020, in the United States, approximately 95% of Discovery’s distribution revenues came from the top ten distributors, with whom Discovery has agreements that expire at various times. Distribution fees are typically collected ratably throughout the year. Certain of Discovery’s DTC products, including the launch of Discovery’s aggregated discovery+ service in January 2021, provide dual revenue streams.

Advertising revenue is generated across multiple platforms and is based on the price received for available advertising spots and is dependent upon a number of factors including the number of subscribers to Discovery’s channels, viewership demographics, the popularity of Discovery’s programming, Discovery’s ability to sell commercial time over a portfolio of channels and leverage multiple platforms to connect advertisers to target audiences. In the United States, advertising time is sold in the upfront and scatter markets. In the upfront market, advertisers buy advertising time for upcoming seasons and, by committing to purchase in advance, lock in the advertising rates they will pay for the upcoming year. Many upfront advertising commitments include options whereby advertisers may reduce or increase purchase commitments. In the scatter market, advertisers buy advertising closer to the time when the commercials will be run, which often results in a pricing premium compared to the upfront rates. The mix of upfront and scatter market advertising time sold is based upon the economic conditions at the time that upfront sales take place, impacting the sell-out levels Discovery management is willing or able to obtain. The demand in the scatter market then impacts the pricing achieved for Discovery’s remaining advertising inventory. Scatter market pricing can vary from upfront pricing and can be volatile.

International Networks

Discovery’s International Networks segment principally consists of national and pan-regional television networks and brands that are delivered across multiple distribution platforms. This segment generates revenue from operations in virtually every pay-TV market in the world through an infrastructure that includes operational centers in London, Amsterdam, Warsaw, Milan, Singapore and Miami. Global brands include Discovery Channel, Food Network, HGTV, Animal Planet, TLC, ID, Science and MotorTrend (known as Turbo outside of the United States), along with brands exclusive to International Networks, including Eurosport, Discovery Kids, DMAX, Discovery Home & Health, and TVN. TVN was acquired in March 2018, as part of Discovery’s acquisition of Scripps. As of December 31, 2020, International Networks operated unique distribution feeds in nearly 50 languages with channel feeds customized according to language needs and advertising sales opportunities. International Networks also has free-to-air networks in Europe and the Middle East and broadcast networks in Poland, Denmark, Norway, Sweden and Finland, and continues to pursue further international expansion. The global rollout of discovery+ is underway; Discovery has launched the product in 25 global territories to date. Discovery has partnerships for discovery+ with Sky in the United Kingdom and Ireland and with Vodafone to provide discovery+ to existing Vodafone TV and mobile customers in 12 markets across Europe.

Free-to-air and broadcast networks generate a significant portion of International Networks’ revenue. The penetration and growth rates of television services vary across countries and territories depending on numerous factors including the dominance of different television platforms in local markets. While pay-TV services have greater penetration in certain markets, free-to-air or broadcast television is dominant in others. International Networks has a large international distribution platform with more than 80 networks, with as many as 23 networks distributed in any particular country or territory across more than 220 countries and territories around the world. International Networks pursues distribution across all television platforms based on the specific dynamics of local markets and relevant commercial agreements.

With the growing demand for consumer content on digital and mobile devices, a suite of international DTC products has been made available to consumers. dplay, Discovery’s previous streaming service in certain international markets, was rebranded to Discovery’s global streaming service, discovery+, in the United Kingdom and Ireland during the fourth quarter of 2020, and in the remainder of the dplay markets, including the Nordics, Italy, and the Netherlands, in 2021. Discovery has expanded its DTC offerings across more than 25 key markets during 2021 by leveraging its library of local-language content, as well as its broad portfolio of live sports. Discovery also continues to offer its Eurosport streaming service, Eurosport Player, which provides premium and localized sports to fans in 52 markets in Europe. This service is expected to continue to be available until Eurosport Player’s content is fully integrated into the discovery+ service in all applicable markets.

Similar to U.S. Networks, a significant source of revenue for International Networks also relates to fees charged to operators who distribute Discovery’s linear networks. Such operators primarily include cable and DTH satellite service providers. International television markets vary in their stages of development. Some markets, such as the United Kingdom, are more advanced digital television markets, while others remain in the analog environment with varying degrees of investment from operators to expand channel capacity or convert to digital technologies. Common practice in some markets results in long-term contractual distribution relationships, while customers in other markets renew contracts annually. Distribution revenue for Discovery’s International Networks segment is largely dependent on the number of subscribers that receive Discovery’s networks or content, the rates negotiated in the distributor agreements, and the market demand for the content that Discovery provides. International Networks additionally generates revenues through DTC subscription services.

The other significant source of revenue for International Networks relates to advertising sold on Discovery’s television networks and across distribution platforms, similar to U.S. Networks. Advertising revenue is dependent upon a number of factors, including the development of pay-TV and free-to-air television markets, the number of subscribers to and viewers of Discovery’s channels, viewership demographics, the popularity of Discovery’s programming, and Discovery’s ability to sell commercial time over a portfolio of channels on multiple platforms. In certain markets, Discovery’s advertising sales business operates with in-house sales teams, while Discovery relies on external sales representation services in other markets. Outside the United States, advertisers typically buy advertising closer to the time when the commercials will be run. In developing pay-TV markets, Discovery expects advertising revenue growth will result from subscriber growth, its localization strategy, and the shift of advertising spending from broadcast to pay-TV. In mature markets, such as Western Europe, high proportions of market penetration and distribution are unlikely to drive rapid revenue growth. Instead, growth in advertising sales comes from increasing viewership and pricing and launching new services, either in pay-TV, broadcast, or free-to-air television environments.

This prospectus incorporates important business and financial information about Discovery from other documents that are not included in or delivered with this prospectus. For a more detailed description of Discovery’s business and operations, see Discovery’s Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021 and September 30, 2021, each of which is incorporated by reference herein. See “Where You Can Find More Information; Incorporation by Reference.”

WBD’s Business after the Transactions

The combination of Discovery’s and the WarnerMedia Business’s robust portfolios of entertainment, kids, news and sports content is expected to position WBD as a stronger global competitor in streaming and digital entertainment with favorable prospects in the global DTC race, and improve the overall growth profile for WBD in the future. The Transactions bring together the complementary brands of Discovery and the WarnerMedia Business to the benefit of consumers. The Transactions will combine the WarnerMedia Business’s storied content library of popular and valuable intellectual property with Discovery’s global footprint, trove of local-language content and deep regional expertise across more than 220 countries and territories. Discovery expects this broad, worldwide portfolio of brands, coupled with its DTC potential and the attractiveness of the combined assets, to result in increased market penetration globally.

Information about AT&T

AT&T is a Delaware corporation formed in 1983 (formerly, SBC Communications Inc.) as one of several regional holding companies created to hold ATTC’s local telephone companies. On January 1, 1984, AT&T was spun off from ATTC pursuant to an antitrust consent decree, becoming an independent publicly traded telecommunications services provider. At formation, AT&T primarily operated in five southwestern states. Following its formation, AT&T has expanded its footprint and operations by acquiring various businesses, most significantly:

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Its subsidiaries merged with Pacific Telesis Group in 1997, Southern New England Telecommunications Corporation in 1998 and Ameritech Corporation in 1999, thereby expanding its wireline operations as the incumbent local exchange carrier (“ILEC”) into a total of 13 states.

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In 2005, AT&T merged one of its subsidiaries with ATTC, creating one of the world’s leading telecommunications providers. In connection with the merger, it changed the name of the company from “SBC Communications Inc.” to “AT&T Inc.”

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In 2006, AT&T merged one of its subsidiaries with BellSouth Corporation (“BellSouth”) making AT&T the ILEC in an additional nine states. With the BellSouth acquisition, it also acquired BellSouth’s 40 percent economic interest in AT&T Mobility LLC (“AT&T Mobility”), formerly Cingular Wireless LLC, resulting in 100 percent ownership of AT&T Mobility.

•	In 2014, AT&T completed the acquisition of wireless provider Leap Wireless International, Inc. and sold its ILEC operations in Connecticut, which it had previously acquired in 1998.

•	In 2015, AT&T acquired wireless properties in Mexico, and acquired DIRECTV, a leading provider of digital television entertainment services in both the United States and Latin America.

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In 2018, AT&T acquired Time Warner Inc. (“Time Warner”), a leader in media and entertainment that operates Turner, Home Box Office (“HBO”) and Warner Bros. AT&T also acquired The Chernin Group’s controlling interest in Otter Media Holdings and acquired advertising platform AppNexus in August 2018.

•	In 2020, AT&T sold its wireless and wireline operations in Puerto Rico and the U.S. Virgin Islands.

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In July 2021, AT&T closed its transaction with TPG Capital to form a new company named DIRECTV to own and operate AT&T’s former U.S. video business unit consisting of the DIRECTV, AT&T TV and U-verse video services.

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In July 2021, AT&T agreed to sell its Vrio business unit, which provides video services primarily to residential customers using satellite technology in Latin America and the Caribbean, to Grupo Werthein. The sale closed on November 15, 2021.

AT&T’s principal executive offices are located at 208 S. Akard St., Dallas, Texas, 75202, and its telephone number is (210) 821-4105. AT&T’s website address is www.att.com. This website address is for information only and is not intended to be an active link or to be incorporated by reference into or part of this prospectus.

With approximately 180,000 employees worldwide (excluding employees of the WarnerMedia Business) as of September 30, 2021, AT&T is a leading provider of telecommunications, media and technology services globally. The services and products that AT&T offers vary by market and utilize various technology platforms in a range of geographies. AT&T’s worldwide operations are reported in three reportable segments: (1) Communications, (2) WarnerMedia and (3) Latin America.

The Communications segment provides wireless and wireline telecom and broadband services to consumers located in the United States and businesses globally. AT&T’s business strategies reflect bundled product offerings that cut across product lines and utilize shared assets. This segment contains the following business units:

•	Mobility provides nationwide wireless service and equipment.

•	Business Wireline provides advanced IP-based services, as well as traditional voice and data services to business customers.

•	Consumer Wireline provides internet, including broadband fiber, and legacy telephony voice communications services to residential customers.

The WarnerMedia segment develops, produces and distributes feature films, television programming, gaming and other content in various physical and digital formats, as well as consumer products globally. WarnerMedia audiovisual content is distributed primarily through theatrical distribution, television networks and programming services/platforms, including premium pay-TV and advertising-supported television platforms and DTC offerings over the internet, and through home entertainment distribution (DVDs and digital products). For more information on this segment, see “—Information about the WarnerMedia Business.”

The Latin America segment provides entertainment and wireless services outside of the United States. This segment contains the following business units:

•	Vrio provides video services primarily to residential customers using satellite technology in Latin America and the Caribbean.

•	Mexico provides wireless service and equipment to customers in Mexico.

On July 21, 2021, AT&T entered into an agreement to sell its Vrio business to Grupo Werthein. AT&T has applied held-for-sale accounting to Vrio as of June 30, 2021 and continues to present the Vrio results within the Latin America segment consistent with how performance was assessed and resource allocation decisions were made through June 30, 2021. The sale closed on November 15, 2021.

Corporate and Other reconciles AT&T’s segment results to consolidated operating income and income before income taxes, and includes:

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Corporate, which consists of: (1) businesses no longer integral to AT&T’s operations or which AT&T no longer actively markets, (2) corporate support functions, (3) impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, and (4) the reclassification of the amortization of prior service credits, which AT&T continues to report with segment operating expenses, to consolidated “Other income (expense) - net.” Costs previously allocated to the Video business that were retained after the DIRECTV transaction, net of reimbursements from DIRECTV under transition service agreements, are reported in Corporate for the remainder of 2021, to maintain comparability of our operating segment results, and while operational plans and continued cost reduction initiatives are implemented.

•	Video, which consisted of AT&T’s former U.S. video operations that were contributed to DIRECTV on July 31, 2021.

•	Acquisition-related items, which consists of items associated with the merger and integration of acquired or divested businesses, including amortization of intangible assets.

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Certain significant items, which includes (1) employee separation charges associated with voluntary and/or strategic offers, (2) asset impairments and abandonments, and (3) other items for which the segments are not being evaluated.

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Eliminations and consolidations, which (1) removes transactions involving dealings between AT&T’s segment, including channel distribution between WarnerMedia and Video prior to its separation, and (2) includes adjustments for AT&T’s reporting of the advertising business.

For a more detailed description of AT&T’s business, see AT&T’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and Annual Report on Form 10-K for the year ended December 31, 2020, each as filed with the SEC, and Current Report on Form 8-K, as filed with the SEC on June 21, 2021

(which updates AT&T’s audited financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020), each of which is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

Information about the WarnerMedia Business

Overview

The WarnerMedia Business is a global media and entertainment company that develops, produces and acquires feature films, television, gaming and other content for monetization in various media outlets including theatrically, its own and third-party basic and premium pay-TV, free-to-air television, DTC services, live events and physical/digital retail.

Business Segments and Products

The WarnerMedia Business is organized as an integrated content organization that operates as a single segment. Content creation, distribution, and programming are centrally managed to ensure that the highest-quality content is available to consumers on the optimal platform or format on a worldwide basis. In 2020, the WarnerMedia Business generated $28.1 billion of revenue globally. The following table sets forth the WarnerMedia Business’s global revenue by category:

Global Revenue	For the Year Ended December 31, 2020 (U.S. Dollars, billions)
Subscription	$10.8
Advertising	3.9
Content	9.3
Related Party	3.4
Other	0.8

Total	$28.1

The WarnerMedia Business’s subscription revenue consists principally of subscriber-based revenue from HBO networks (both traditional linear and legacy streaming on-demand offerings) and the HBO Max streaming platform, as well as from the WarnerMedia Business’s basic networks. HBO’s networks (including Cinemax) are available in the United States and internationally to subscribers through traditional and digital distributors on a premium pay basis and, in certain territories, in the basic television tier, as well as directly to consumers. The HBO Max platform is made available by the WarnerMedia Business on an over-the-top subscription basis through the internet directly to consumers and through third-party distribution partners. HBO Max launched in the United States in May 2020 with an advertising-free service, in Latin America and the Caribbean in June 2021 and in Sweden, Norway, Denmark, Finland, Spain and Andorra in October 2021, with further European expansion planned for 2022. The WarnerMedia Business’s pay-TV networks are primarily delivered by traditional television distributors, such as cable, satellite, and telecommunications service providers, as well as digital distributors, and are available to subscribers of the distributors for viewing live and on demand through the distributors’ services and companion network apps.

The WarnerMedia Business’s advertising revenue consists primarily of advertising arrangements for its basic pay-TV networks and related properties, and going forward will include the advertising-supported tier of HBO Max, which launched in the United States in June 2021. In the United States and internationally, advertising revenues generally depend on the size and demographics of a network’s audience delivered to an advertiser, the number of units of time sold and the price per unit. The price per unit of advertising is determined considering factors such as the type of program or network, the level of targeting and/or the time of day the advertising is to be run. Certain advertising inventory is sold in the “upfront” market in advance each year and other inventory is sold in the “scatter” market closer to the time that a program airs.

The WarnerMedia Business’s content revenue consists principally of licensing feature films for initial theatrical exhibition, and films and television programs for traditional television broadcast and distribution via digital platforms, including via free-to-air, basic and premium pay-TV; television syndication; and streaming services. Content revenue also includes home entertainment sales and rentals of film and television products (physical and digital, including premium video-on-demand, transactional video-on-demand and electronic sell-through), publishing and distribution of interactive entertainment (physical and digital) across all platforms, comic book and other book publishing, and consumer products licensing.

The WarnerMedia Business uses the content it produces across its various branded programming services and distribution platforms, including its traditional linear networks and the HBO Max platform. The television and film programming content that the WarnerMedia Business produces is also licensed to third parties for use as part of their various video services and platforms. The WarnerMedia Business also acquires television and film programming content from third parties to include as part of its branded services and platforms. Decisions relating to content development and production are dependent upon finding optimal audiences and distribution outlets. In response to the general disruptions to consumer behavior and entertainment options caused by the COVID-19 pandemic, the WarnerMedia Business has adapted by trying variations on traditional theatrical distribution models, such as “day and date” release windowing for certain films for on-demand and theatrical availability and the shortening of the traditional theatrical window for others, and exploring other hybrid models. As consumers demand more and different optionality over how and when to consume their favorite content, traditional distribution models for the WarnerMedia Business can be expected to continue to adapt and evolve responsively.

The WarnerMedia Business’s product offerings include:

•	Pay-TV networks and related properties primarily delivered by distributors as a subscription service including:

•	Premium pay-TV services, including HBO and Cinemax;

•	Basic television networks, including TNT, TBS, CNN, HLN, Cartoon Network, Adult Swim, Boomerang, truTV, Turner Classic Movies and the Warner Channel; and

•	As part of its networking offerings, live sports including NBA, MLB, NHL, soccer (Argentine Primera División and Chilean Primera División) and the NCAA Division 1 Men’s Basketball Tournament;

•	The HBO Max platform;

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Advertising products primarily from the sale of units of time on the WarnerMedia Business’s basic networks, with additional revenue earned from advertising on related digital platforms including on HBO Max’s advertising-supported tier;

•	Feature films;

•	Television series including animation, scripted and unscripted content;

•	Interactive entertainment (e.g., games) across all platforms (console, PC and mobile);

•	Comic books and graphic novels;

•	Consumer products licensing, such as brand and character intellectual property for merchandising and themed entertainment;

•	Studio tours and retail stores; and

•	Branded digital properties including Bleacher Report and CNN Digital.

Major Customers and Competition

As of September 30, 2021, the WarnerMedia Business had approximately 69.4 million HBO Max/HBO subscribers globally. HBO’s original programming is also licensed to third-party television networks and digital platforms in certain territories outside of the United States, and is also made available to customers in both physical and digital home video formats in both the United States and various international regions. Pay-TV network programming is primarily delivered by distributors and is available to subscribers of the distributors for viewing on a linear and on-demand basis through the distributors’ services and network apps. As a provider of advertising-supported programming services, the WarnerMedia Business is also active in the business of third-party advertising sales. The WarnerMedia Business does not believe it is dependent on any significant customers.

The WarnerMedia Business continues to face shifts in consumer viewing patterns, increased competition from streaming services and expansion by other companies—in particular, technology companies—into the content production, acquisition and distribution space. The WarnerMedia Business competes with other studios and television production groups and independent producers that develop, produce, acquire and sell programming. Many television networks, technology companies and online platforms are investing in content. The WarnerMedia Business’s television networks and premium pay-TV and basic tier television services and the HBO Max platform also face competition from other television networks, online platforms/streaming video service providers, and pay-TV service providers. In addition, the WarnerMedia Business faces rising competition for consumer attention from social media, games, short-form video and other digital offerings.

The WarnerMedia Business’s creative and distribution groups work together using their strong brands, distinctive intellectual property and global reach to produce and distribute content that resonates deeply with consumers. As the television industry continues to evolve, with developments in technology, rapid growth of new video services and shifting consumer viewing habits, the WarnerMedia Business believes that it is well-positioned to address and capitalize on these changes. Accordingly, the WarnerMedia Business is focused on both its position within the traditional TV ecosystem and pursuing growth opportunities outside that ecosystem, including increasing the content and services offered directly to consumers (for example, through HBO Max).

Employees

Number of Employees

As of November 1, 2021, the WarnerMedia Business employed approximately 29,000 employees around the world. The WarnerMedia Business is currently led by senior leaders who have extensive experience in their respective fields. Approximately 68% of the WarnerMedia Business’s employees are located in the United States and approximately 32% are based outside of the United States.

Employees Development

The WarnerMedia Business believes its success depends on its employees’ success and that all employees must have the skills they need to thrive. Through partnerships with external learning platforms and development programs as well as learning content developed by internal experts, the WarnerMedia Business offers training and elective courses and programs that give employees the opportunity to enhance their skills and capabilities.

Labor Contracts

In addition to the headcount mentioned above, the WarnerMedia Business and some of its suppliers and business partners retain the services of writers, directors, actors, announcers, athletes, technicians, trade employees and others involved in the development and production of its television programming and feature films who are covered by collective bargaining agreements. A significant portion of its production employees are union-represented by trade and labor organizations such as the International Alliance of Theatrical & Stage Employees & Motion Picture Technicians, Artists (IATSE) and Screen Actors Guild - American Federation of Television and Radio Artists (SAG-AFTRA). After expiration of the collective bargaining agreements, work stoppages or labor disruptions may occur in the absence of new contracts or other agreements being reached. The WarnerMedia Business has approximately 10-15 contracts expiring before the end of 2021.

Compensation and Benefits

In addition to salaries, the WarnerMedia Business provides a variety of benefit programs to help meet the needs of its employees. These programs cover active and former employees and may vary by subsidiary and region. These programs include 401(k) plans, retirement benefits, and health and welfare benefits, among many others. In addition to its active employee base, as of December 31, 2020, the WarnerMedia Business had approximately 2,000 retirees and dependents that were eligible to receive retiree benefits.

The WarnerMedia Business reviews its compensation and benefit plans to maintain competitive packages that reflect the needs of its workforce. The WarnerMedia Business also adapts its compensation model to provide fair and inclusive pay practices across its business. The WarnerMedia Business is committed to pay equity for employees who hold the same jobs, work in the same geographic area, and have the same levels of experience and performance.

Employee Safety

The WarnerMedia Business provides its employees access to flexible and convenient health and welfare programs and workplace accommodations. In response to the COVID-19 pandemic, the WarnerMedia Business consulted with medical professionals to institute policies that best protected its employees and provided for the healthiest workplace possible in order to continue production operations and critical business. The WarnerMedia Business prioritizes employee safety, by providing a comprehensive education campaign, a suite of systems designed to address unique COVID-19 health and wellness protocols, personal protective equipment, flexible scheduling or time-off options and implementing technologies to enhance the necessary remote-work environment. As the WarnerMedia Business looks to life and operations beyond the pandemic, the WarnerMedia Business is revising its business models to support a hybrid work environment and at-home productivity tools for many employees on a permanent basis.

Diversity and Inclusion

The WarnerMedia Business views equity and inclusion as both business and moral imperatives and its priority is to make equity and inclusion fundamental parts of its DNA, every day. The WarnerMedia Business leads with a systems-based approach, meaning that it focuses on intentionally identifying and dismantling structural, systemic barriers that perpetuate inequitable outcomes so it can guarantee the fair treatment, access, opportunity, and advancement for all. In turn, the WarnerMedia Business will be able to attract and retain a workforce that reflects the diversity of its audiences around the world. This approach allows the WarnerMedia Business to align its equity and inclusion and corporate social responsibility efforts towards a comprehensive and intentional strategy that addresses equity in the key areas of workforce and production, content, programs and community as recently highlighted in its 2020/2021 Equity & Inclusion Report. The WarnerMedia Business is inherently centered around people, so it will also supplement this approach with a deep focus on creating an inclusive environment in which all individuals and groups can be and feel welcomed, respected, supported, and valued to fully participate and bring their full, authentic selves to work.

Intellectual Property

The WarnerMedia Business creates, owns and distributes intellectual property, including copyrights, trademarks, patents, and domain names, as well as licenses the intellectual property of third parties. To protect its intellectual property, the WarnerMedia Business relies on a combination of laws and regulations and license agreements. Outside of the United States, laws and regulations relating to intellectual property protection and the effective enforcement of these laws and regulations vary greatly from country to country. The EC is pursuing legislative and regulatory initiatives which could impact the WarnerMedia Business’s activities in the European Union. Piracy, particularly of digital content, continues to threaten the WarnerMedia Business’s revenues from products and services, and the WarnerMedia Business works to limit that threat through a combination of approaches, including through enforcement, technological countermeasures and advocacy for legislative solutions.

Regulatory Environment

The WarnerMedia Business’s businesses are subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, as well as the laws and regulations of other countries and international bodies such as the United Kingdom and the European Union, including laws and regulations relating to intellectual property, as described above. These laws and regulations are subject to change.

The WarnerMedia Business’s businesses are subject to laws and regulations governing data privacy, data security and cybersecurity. For example, in the United States, the WarnerMedia Business is subject to: (1) CCPA and CPRA, which gives California residents broad rights to access, delete, and opt-out of the sale of their personal information; (2) the Children’s Online Privacy Protection Act (“COPPA”), which applies to certain of the WarnerMedia Business’s websites, mobile apps and other online business activities and restricts the collection, maintenance and use of personal information regarding children; (3) the Privacy and Security Rules under the Health Insurance Portability and Accountability Act, which imposes privacy and security requirements on the WarnerMedia Business’s health plans for its employees and on service providers under those plans; (4) the Video Privacy Protection Act, which restricts disclosure of personally identifiable video viewing information; (5) state statutes requiring data security controls and notice to individuals when personally identifiable information (“PII”) has been accessed or acquired in a data breach; and (6) privacy and security rules imposed by the payment card industry, as well as regulations designed to protect against identity theft and fraud in connection with the collection of credit and debit card payments from consumers. In the EU, for example, the WarnerMedia Business is subject to GDPR, which gives individuals broad rights to access, delete, and opt-out of the sale of their personal information.

The WarnerMedia Business’s businesses are also subject to a number of laws and regulations relating to the distribution and licensing of television programming, the content of and access to that programming, and advertising and marketing. In the United States, for example, cable networks and premium pay-TV services, either directly or indirectly through their distribution partners, are subject to various obligations under the Communications Act of 1934, as amended (the “Communications Act”), and related regulations issued by the FCC. These obligations and regulations, among other things, require closed captioning of programming for the hearing impaired, require certain content providers to make available audio descriptions of programming for the visually impaired, limit the amount and content of commercial matter that may be shown during programming aimed primarily at an audience of children aged 12 and under, and require the identification of (or the maintenance of lists of) sponsors of political advertising. In the EU, for example, there is a continually evolving regulatory environment capable of impacting the audiovisual sector and the WarnerMedia Business’s activities. This includes legislation such as GDPR, the Copyright Directive, the Audiovisual Media Services Directive and the proposed Digital Services Act.

Legal Proceedings

The WarnerMedia Business is, from time to time, subject to a variety of lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. In view of the inherent difficulty of predicting the outcome of litigation and claims, the WarnerMedia Business often cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be. An adverse outcome in one or more of these matters could be material to the WarnerMedia Business’s results of operations or cash flows for any particular reporting period. Based upon the experience of its management, current information and applicable law, the WarnerMedia Business does not believe that these proceedings and claims will have a material adverse effect on its financial position, results of operations or cash flows. See Note 20 to the Combined Financial Statements of the WarnerMedia Business.

Properties

The WarnerMedia Business has principal corporate offices located in New York, New York. The WarnerMedia Business owns or leases offices; studios; technical, production and warehouse spaces;

communications facilities and other properties in numerous locations globally. Additional information with respect to the WarnerMedia Business’s property and equipment and leases is contained in Notes 8 and 9 to the Combined Financial Statements of the WarnerMedia Business.

The WarnerMedia Business’s principal sites include facilities which, in the opinion of its management, are suitable and adequate for their use and have sufficient capacity for its current business needs and expected near-term growth. No title examination of the properties has been made for the purpose of this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF DISCOVERY

AND THE WARNERMEDIA BUSINESS

On May 17, 2021, Discovery and Merger Sub entered into definitive agreements with AT&T and Spinco, pursuant to which, and subject to the terms and conditions therein, (1) AT&T will transfer the WarnerMedia Business to Spinco (the Separation), (2) Spinco will (a) make a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments (the Special Cash Payment) and (b)(i) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (ii) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (iii) undertake a combination of the actions described in (2)(b)(i) and (2)(b)(ii) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment, (3) AT&T will distribute to its stockholders all of the issued and outstanding shares of Spinco common stock in a distribution that will, at AT&T’s election, take place either by way of (i) a pro rata distribution of Spinco common stock to AT&T stockholders or (ii) an exchange offer followed by a pro rata distribution of any shares of Spinco common stock remaining if such exchange offer is not fully subscribed because the number of shares of AT&T common stock tendered and accepted does not result in all shares of Spinco common stock being distributed in the exchange offer (the Distribution), (4) Discovery will amend and restate the Discovery charter to reclassify and automatically convert each issued and outstanding share of Discovery Series A common stock, Discovery Series B common stock, Discovery Series C common stock, Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock into such number of shares of WBD common stock as set forth in the Merger Agreement (the Reclassification) and (5) Merger Sub will merge with and into Spinco, with Spinco as the surviving corporation (the Merger) and as a wholly owned subsidiary of Discovery. As a result of the Merger, the existing shares of Spinco common stock will automatically convert into the right to receive shares of WBD common stock. Immediately after the completion of the Merger, approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis are expected to be held by holders of shares of Spinco common stock as of immediately prior to the Merger and approximately 29% of the outstanding shares of WBD common stock are expected to be held by holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger.

The unaudited pro forma condensed combined financial statements presented below are derived from the historical consolidated financial statements of Discovery and the historical combined financial statements of the WarnerMedia Business. The unaudited pro forma condensed combined financial statements and the notes thereto have been prepared to illustrate the estimated effects of the Transactions in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaced the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Discovery has elected not to present Management’s Adjustments and only presents Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 and the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021, combine the historical consolidated statements of operations of Discovery and the historical combined statements of operations of the WarnerMedia Business, giving effect to the Transactions as if they had occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of September 30, 2021 combines the historical consolidated balance sheet of Discovery and the historical combined balance sheet of the WarnerMedia Business, giving effect to the Transactions as if they had occurred on September 30, 2021. Refer to Note 1—Basis of Presentation for additional information.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements of Discovery and the WarnerMedia Business referenced below:

•

Discovery’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2020, which are included in Discovery’s Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 22, 2021, which is incorporated by reference into this prospectus;

•

Discovery’s unaudited consolidated financial statements and the notes thereto as of and for the nine months ended September 30, 2021, which are included in Discovery’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed on November 3, 2021, which is incorporated by reference into this prospectus;

•

The WarnerMedia Business’s audited combined financial statements and the notes thereto as of and for the year ended December 31, 2020, and as of and for the nine months ended September 30, 2021, included elsewhere in this prospectus.

The historical combined financial statements of the WarnerMedia Business have been derived from the consolidated financial statements and accounting records of AT&T, as if the WarnerMedia Business’s operations had been conducted independently from those of AT&T. The combined financial statements of the WarnerMedia Business are presented on a “carve-out” basis in accordance with GAAP. The historical combined statements of operations include all revenues and costs directly attributable to the WarnerMedia Business, gains and losses on dispositions prior to the Transactions, as well as an allocation of expenses related to corporate finance, human resources, business development, legal, treasury, real estate, external affairs, compliance, and other shared services. Expenses that are specifically identifiable to the WarnerMedia Business are directly recorded to the combined statements of operations. The remaining expenses are primarily allocated on the basis of the relative percentage of expected revenue generated. The WarnerMedia Business considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the WarnerMedia Business. The historical combined balance sheets include all assets and liabilities that reside within the WarnerMedia Business legal entities. Assets and liabilities in shared entities were included in the historical combined balance sheets to the extent the asset or liability is primarily used by the WarnerMedia Business. Adjustments were made to certain assets and liabilities and associated depreciation or amortization for any specific assets or liabilities retained by AT&T and its affiliates (other than the WarnerMedia Business), subsidiaries sold or approved to be sold by AT&T and its affiliates (other than the WarnerMedia Business) prior to the Transactions, and the elimination of certain pension and post-retirement assets and obligations to be retained by AT&T based on specific identification. The allocations may not reflect the expenses the WarnerMedia Business would have incurred as a standalone entity for the periods presented. As a result, the combined financial statements may not be indicative of the WarnerMedia Business’s financial condition, results of operations or cash flows had it operated as a standalone entity during the periods presented, and the results stated in the combined financial statements are not indicative of the WarnerMedia Business’s future financial condition, results of operations or cash flows.

As part of a separate reporting segment of AT&T, the WarnerMedia Business has been able to receive services from AT&T. Following the Transactions, WBD will need to replace these services either by providing them internally from Discovery’s existing services or by obtaining them from unaffiliated third parties. These services include certain corporate level functions of which the effective and appropriate performance is critical to the operations of the WarnerMedia Business prior to the Merger and WBD following the Merger. While AT&T will provide certain services on a transitional basis pursuant to the TSA, the duration of such services is subject to ongoing discussions but will be for a reasonable term to be set out in the Services Schedule to the TSA. WBD may be unable to replace these services in a timely manner or on terms and conditions as favorable as those the WarnerMedia Business currently receives from AT&T. The costs for these services could in the aggregate be higher than the combination of Discovery’s current costs and those reflected in the historical combined financial statements of the WarnerMedia Business.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations, (“ASC 805”) with Discovery as the accounting acquirer of the WarnerMedia Business. In identifying Discovery as the accounting acquirer, Discovery’s conclusion is based primarily upon the following facts: (1) Discovery initiated the Transactions, will be the legal acquirer of Spinco, and will transfer equity consideration to Spinco stockholders, (2) AT&T will receive up to approximately $43.0 billion of consideration as part of its disposition of the WarnerMedia Business, (3) the current Chief Executive Officer of Discovery will continue as Chief Executive Officer of WBD for a substantial period of time after the Transactions and will be primarily responsible for appointing the rest of the executive management team of WBD, (4) no stockholder or group of stockholders will hold a controlling interest in WBD after the completion of the Transactions and a key Discovery stockholder is expected to have the largest minority interest in WBD, and (5) AT&T will have no input on the strategic direction and management of WBD after the completion of the Transactions. The above facts are deemed to outweigh the fact that the holders of shares of Spinco common stock that receive shares of WBD common stock in the Merger will in the aggregate own a majority of WBD common stock on a fully diluted basis and associated voting rights after the Merger.

The pro forma purchase price allocation of the WarnerMedia Business’s assets acquired and liabilities assumed is based on preliminary estimates of the fair values of the assets acquired and liabilities assumed, and the unaudited pro forma condensed combined financial statements are based upon available information and certain assumptions of Discovery management as of the date of this prospectus. The completion of the valuation, accounting for the Transactions and the allocation of the purchase price may be different than that of the amounts reflected in the pro forma purchase price allocation, and any differences could be material. Such differences could affect the purchase price and allocation of the purchase price, which may affect the value assigned to the tangible or intangible assets and amount of depreciation and amortization expense recorded in the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma adjustments represent Discovery management’s estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available and analyses are performed. However, Discovery management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions as contemplated, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. Transaction Accounting Adjustments are intended to represent the necessary adjustments to account for the Transactions.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, or any anticipated revenue enhancements, cost savings or operating synergies that may result from the Merger. No Management Adjustments related to forward-looking information were included in the unaudited pro forma condensed combined financial statements and accompanying explanatory notes.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of the financial position or results that would have occurred had the events been consummated as of the dates indicated, nor are they indicative of any future results. See “Risk Factors” for additional discussion of risk factors associated with the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

SEPTEMBER 30, 2021

(In millions)

	Historical		Transaction Accounting Adjustments
	Discovery	WarnerMedia Business after Reclassification Adjustments (Note 2)	Pre-Merger Adjustments (Note 3)	Merger Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$3,116	$2,335	$4,057	$—		$9,508
Receivables, net	2,462	4,745	—	(61)	6b	7,146
Content rights and prepaid license fees, net	254	—	—	—		254
Prepaid expenses and other current assets	824	1,686	(9)	—		2,501

Total current assets	6,656	8,766	4,048	(61)		19,409
Film and television library, net	3,688	21,985	—	1,035	5	26,708
Property and equipment, net	1,310	4,148	—	(121)	5	5,337
Goodwill	12,957	39,706	—	(17,121)	5	35,542
Intangible assets, net	6,784	37,113	—	18,406	5	62,303
Other noncurrent assets	2,923	6,907	—	(357)	5, 6d	9,473

Total assets	$34,318	$118,625	$4,048	$1,781		$158,772

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,361	$9,139	$—	$204	5, 6a, 6b, 6d, 6e, 6f	$11,704
Deferred revenues	625	1,322	—	(25)	6b	1,922
Current portion of debt	349	13	—	—		362

Total current liabilities	3,335	10,474	—	179		13,988
Noncurrent portion of debt	14,436	1,721	41,319	285	5	57,761
Deferred income taxes	1,248	11,462	—	4,688	5, 6c	17,398
Other noncurrent liabilities	1,901	7,024	—	18	5, 6d	8,943

Total liabilities	20,920	30,681	41,319	5,170		98,090

Redeemable noncontrolling interests	358	—	—	—		358
Equity:
Discovery Inc. stockholders’ equity
Series A-1 convertible preferred stock	—	—	—	—		—
Series C-1 convertible preferred stock	—	—	—	—		—
Series A common stock	2	—	—	(2)	4	—
Series B convertible common stock	—	—	—	—		—
Series C common stock	5	—	—	(5)	4	—
WBD common stock	—	—	—	24	4, 6f	24
Additional paid-in capital	11,043	—	—	48,178	4, 6f, 6g	59,221
Treasury stock, at cost	(8,244)	—	—	—		(8,244)
Net parent investment	—	87,860	(37,271)	(50,589)	4	—
Retained earnings	9,522	—	—	(911)	6a, 6e, 6g	8,611
Accumulated other comprehensive income (loss)	(717)	84	—	(84)	4	(717)

Total stockholders’ equity	11,611	87,944	(37,271)	(3,389)		58,895
Noncontrolling interests	1,429	—	—	—		1,429

Total equity	13,040	87,944	(37,271)	(3,389)		60,324

Total liabilities and equity	$34,318	$118,625	$4,048	$1,781		$158,772

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2021

(In millions, except per share amounts)

	Historical		Transaction Accounting Adjustments
	Discovery after Reclassification Adjustments (Note 2)	WarnerMedia Business after Reclassification Adjustments (Note 2)	Pre-Merger Adjustments (Note 3)	Merger Adjustments	Notes	Pro Forma Combined
Revenues:
Advertising	$4,510	$3,350	$—	$(13)	6j	$7,847
Distribution	3,901	11,779	—	—		15,680
Content	523	8,404	—	(68)	6j	8,859
Other	70	630	—	—		700

Total revenues	9,004	24,163	—	(81)		33,086

Cost and expenses:
Costs of revenues	3,553	14,453	—	156	5, 6j	18,162
Selling, general and administrative	2,947	5,209	—	1	6i, 6j	8,157
Depreciation and amortization	1,043	2,899	—	1,404	5	5,346
Restructuring and other charges	29	34	—	—		63
(Gain) loss on disposition	(72)	223	—	—		151

Total costs and expenses	7,500	22,818	—	1,561		31,879

Operating income	1,504	1,345	—	(1,642)		1,207
Interest expense, net	(479)	(310)	(745)	—		(1,534)
Loss on extinguishment of debt	(10)	—	—	—		(10)
Income (loss) from equity investees, net	(20)	11	—	—		(9)
Other income (expense), net	255	139	—	—		394

Income (loss) before income taxes	1,250	1,185	(745)	(1,642)		48
Income tax (expense) benefit	(144)	(233)	186	410	6k	219

Net income (loss)	1,106	952	(559)	(1,232)		267
Net income attributable to noncontrolling interest	(116)	—	—	—		(116)
Net income attributable to redeemable noncontrolling interest	(22)	—	—	—		(22)

Net income (loss) attributable to common stockholders	$968	$952	$(559)	$(1,232)		$129

Net income per share available to common stockholders:
Basic	$1.47				7	$0.05
Diluted	$1.46				7	$0.05
Weighted average shares outstanding:
Basic	503				7	2,391
Diluted	665				7	2,397

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

(In millions, except per share amounts)

	Historical		Transaction Accounting Adjustments
	Discovery after Reclassification Adjustments (Note 2)	WarnerMedia Business after Reclassification Adjustments (Note 2)	Pre-Merger Adjustments (Note 3)	Merger Adjustments	Notes	Pro Forma Combined
Revenues
Advertising	$5,583	$3,983	$—	$(7)	6j	$9,559
Distribution	4,690	13,764	—	—		18,454
Content	311	9,644	—	(84)	6j	9,871
Other	87	755	—	—		842

Total revenues	10,671	28,146	—	(91)		38,726

Costs and expenses:
Costs of revenues	3,860	16,320	—	(4)	5, 6j	20,176
Selling, general and administrative	2,722	6,062	—	1,285	6h, 6i, 6j	10,069
Depreciation and amortization	1,359	3,921	—	1,829	5	7,109
Impairment of goodwill and other intangible assets	124	6	—	—		130
Restructuring and other charges	91	1,430	—	—		1,521
Loss on disposition	—	50	—	—		50

Total costs and expenses	8,156	27,789	—	3,110		39,055

Operating income	2,515	357	—	(3,201)		(329)
Interest expense, net	(648)	(147)	(1,088)	—		(1,883)
Loss on extinguishment of debt	(76)	—	—	—		(76)
Loss from equity investees, net	(105)	(149)	—	—		(254)
Other income (expense), net	42	(124)	—	—		(82)

Income (loss) before income taxes	1,728	(63)	(1,088)	(3,201)		(2,624)
Income tax (expense) benefit	(373)	75	272	639	6k	613

Net income	1,355	12	(816)	(2,562)		(2,011)
Net income attributable to noncontrolling interest	(124)	—	—	—		(124)
Net income attributable to redeemable noncontrolling interest	(12)	—	—	—		(12)

Net income (loss) attributable to common stockholders	$1,219	$12	$(816)	$(2,562)		$(2,147)

Net income (loss) per share available to common stockholders:
Basic	$1.82				7	$(0.89)
Diluted	$1.81				7	$(0.89)
Weighted average shares outstanding:
Basic	505				7	2,404
Diluted	672				7	2,404

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In millions, except per share amounts)

Note 1—Basis of Presentation

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Discovery and historical combined financial statements of the WarnerMedia Business. The unaudited pro forma condensed combined balance sheet as of September 30, 2021 gives effect to the Transactions as if they had occurred on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and nine months ended September 30, 2021 give effect to the Transactions as if they had occurred on January 1, 2020. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to Transaction Accounting Adjustments that reflect the accounting for the Transactions under GAAP and in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined financial statements and the notes thereto were prepared using the acquisition method of accounting in accordance with ASC 805, with Discovery as the accounting acquirer of the WarnerMedia Business. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). Fair value is defined in ASC 820 as the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants, and as a result, assets may be required to be recorded which are not intended to be used or sold or at a fair value measurement that does not reflect management’s intended use for those assets. Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. ASC 805 requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at fair value as of the merger date, with any excess purchase price allocated to goodwill.

As of the date of this prospectus, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are completed. The potential changes to the purchase price allocation and related pro forma adjustments could be material.

For the purpose of preparing the unaudited pro forma condensed combined financial statements, Discovery management has conducted a preliminary analysis of the adjustments required to conform the WarnerMedia Business’s financial statements to reflect the current accounting policies of Discovery. This assessment is ongoing and, at the time of preparing the unaudited pro forma condensed combined financial statements, Discovery management is not aware of any material accounting policy differences not yet adjusted in the unaudited pro forma condensed combined financial statements. Upon completion of the Merger, Discovery management will conduct a final review of the WarnerMedia Business’s accounting policies to determine if differences in accounting policies or financial statement classification exist that may require adjustments to or reclassification of the WarnerMedia Business’s results of operations, assets or liabilities to conform to Discovery’s accounting policies and classifications. As a result of that review, differences may be identified that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements.

Certain reclassifications have been made to the historical presentation of the WarnerMedia Business to conform to the presentation used in the unaudited pro forma condensed combined financial statements (see Note 2). These reclassifications have no impact on the historical operating income, net income, total assets, liabilities or equity reported by the WarnerMedia Business.

The unaudited pro forma condensed combined financial statements also do not reflect any anticipated revenue enhancements, cost savings, or operating synergies that WBD may achieve as a result of the Merger, the total expected costs to integrate the operations of Discovery and the WarnerMedia Business, or the total expected costs necessary to achieve such revenue enhancements, cost savings, or operating synergies. Discovery has elected not to present Management’s Adjustments and only presents Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements.

The preparation of unaudited pro forma condensed combined financial statements requires Discovery management and the WarnerMedia Business’s management to make estimates and assumptions that affect the amounts reported in such financial statements and the notes thereto. These unaudited pro forma condensed combined financial statements, including the preliminary purchase price allocation, are presented for illustrative purposes only and do not necessarily reflect the operating results or financial position that would have occurred if the Transactions had been completed on the dates indicated, nor is it necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition, or liquidity.

Note 2—Reclassification Adjustments

Certain reclassifications have been made on a preliminary basis to the historical presentation of the combined statements of operations and combined balance sheet of the WarnerMedia Business included within the unaudited pro forma condensed combined financial statements to conform to the financial statement presentation of Discovery. Upon completion of the Transactions, Discovery will perform a full and detailed review of the WarnerMedia Business’s accounting policies and financial statement presentation. As a result of that review, Discovery may identify additional differences between the accounting policies and financial statements presentation of the two companies that, when conformed, could have a material impact on the consolidated financial statements of WBD. The following tables indicate the reclassification and conforming adjustments made for the purpose of the unaudited pro forma condensed combined financial statements included in this prospectus.

WarnerMedia Business’s Balance Sheet Reclassifications

As of September 30, 2021

(In millions)

	Historical WarnerMedia Business	Reclassification Adjustments	Notes	Historical WarnerMedia Business after Reclassification Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$2,335	$—		$2,335
Accounts receivables, net	4,807	(4,807)	1, 2	—
Receivables, net	—	4,745	1, 8	4,745
Related party accounts receivable	565	(565)	8	—
Prepaid expenses	569	(569)	3	—
Other current assets	490	(490)	4	—
Prepaid expense and other current assets	—	1,686	2, 3, 4	1,686

Total current assets	8,766	—		8,766
Noncurrent inventories and theatrical film and television production costs	17,811	(17,811)	5	—
Film and television library, net	—	21,985	5, 6, 7	21,985
Property and equipment, net	4,148	—		4,148
Goodwill	39,706	—		39,706
Trademarks and tradenames, net	16,846	(16,846)	10	—
Other intangible assets, net	12,015	(12,015)	6, 11	—
Distribution networks, net	12,408	(12,408)	12	—
Intangible assets, net	—	37,113	10, 11, 12	37,113
Investments, including available-for-sale securities	1,380	(1,380)	14	—
Operating lease right-of-use assets	2,349	(2,349)	9	—
Other assets	3,196	(3,196)	7, 13	—
Other noncurrent assets	—	6,907	9, 13, 14	6,907

Total assets	$118,625	$—		$118,625

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$9,012	$127	17, 18	$9,139
Related party accounts payable	77	(77)	17	—
Debt maturing within one year	13	(13)	15	—
Deferred revenues	—	1,322	16	1,322
Current portion of debt	—	13	15	13
Other current liabilities	1,372	(1,372)	16, 18	—

Total current liabilities	10,474	—		10,474
Long-term debt	1,721	(1,721)	19	—
Noncurrent portion of debt	—	1,721	19	1,721
Deferred income taxes	11,462	—		11,462
Postemployment benefit obligation	75	(75)	20	—
Other noncurrent liabilities	6,949	75	20	7,024

Total liabilities	30,681	—		30,681

Equity:
Net parent investment	87,860	—		87,860
Accumulated other comprehensive income	84	—		84

Total equity	87,944	—		87,944

Total liabilities and equity	$118,625	$—		$118,625

WarnerMedia Business’s Statement of Operations Reclassifications

For the nine months ended September 30, 2021

(In millions)

	Historical WarnerMedia Business	Reclassification Adjustments	Notes	Historical WarnerMedia Business after Reclassification Adjustments
Operating revenues:
Advertising revenue	$3,315	$35	22	$3,350
Distribution revenue	—	11,779	21, 22	11,779
Subscription revenue	9,460	(9,460)	21	—
Content revenue	7,920	484	22	8,404
Related party revenue	2,838	(2,838)	22	—
Other revenue	630	—		630

Total operating revenue	24,163	—		24,163
Operating expenses:
Cost of revenues	13,909	544	26, 28	14,453
Selling, general and administrative expenses	4,937	272	25, 26	5,209
Depreciation and amortization expense	3,421	(522)	28	2,899
Restructuring and other charges	—	34	25	34
Related party expense	328	(328)	26	—
Loss on disposition	—	223	30	223

Total operating expense	22,595	223		22,818

Operating income	1,568	(223)		1,345
Interest expense, net	(110)	(200)	29	(310)
Income from equity investees, net	—	11	23	11
Other income (expense), net	(273)	412	23, 29, 30	139

Income before income taxes	1,185	—		1,185
Income tax expense	(233)	—		(233)

Net income	$952	$—		$952

WarnerMedia Business’s Statement of Operations Reclassifications

For the year ended December 31, 2020

(In millions)

	Historical WarnerMedia Business	Reclassification Adjustments	Notes	Historical WarnerMedia Business after Reclassification Adjustments
Operating revenues:
Advertising revenue	$3,925	$58	22	$3,983
Distribution revenue	—	13,764	21, 22	13,764
Subscription revenue	10,758	(10,758)	21	—
Content revenue	9,324	320	22	9,644
Related party revenue	3,384	(3,384)	22	—
Other revenue	755	—		755

Total operating revenue	28,146	—		28,146
Operating expenses:
Cost of revenues	15,956	364	24, 26, 28	16,320
Selling, general and administrative expenses	6,112	(50)	25, 26	6,062
Depreciation and amortization expense	4,961	(1,040)	28	3,921
Impairment of goodwill and other intangible assets	—	6	27	6
Restructuring and other charges	—	1,430	24, 25	1,430
Related party expense	704	(704)	26	—
Loss on disposition	—	50	30	50

Total operating expense	27,733	56		27,789

Operating income	413	(56)		357
Interest expense, net	(147)	—		(147)
Loss from equity investees, net	—	(149)	23	(149)
Other income (expense), net	(329)	205	23, 27, 30	(124)

Loss before income taxes	(63)	—		(63)
Income tax benefit	75	—		75

Net income	$12	$—		$12

The following items represent certain reclassifications and conforming adjustments to accounting policies of the historical financial statement line items of the WarnerMedia Business to conform to the expected financial statement line items of Discovery including:

Balance sheet items:

1.	Accounts receivables, net, of $4,180 million have been reclassified to Receivables, net;
2.	Production receivables of $627 million included within Accounts receivable, net have been reclassified to Prepaid expenses and other current assets;
3.	Prepaid expenses of $569 million have been reclassified to Prepaid expenses and other current assets;
4.	Other current assets of $490 million have been reclassified to Prepaid expenses and other current assets;
5.	Noncurrent inventories and theatrical film and television production costs of $17,811 million have been reclassified to Film and television library, net;
6.	Noncurrent inventories and theatrical film and television production costs of $4,156 million included within Other intangible assets, net have been reclassified to Film and television library, net;
7.	Noncurrent sports licensing rights of $18 million included in Other assets have been reclassified to Film and television library, net;
8.	Related party accounts receivables of $565 million have been reclassified to Receivables, net;
9.	Operating lease right-of-use assets of $2,349 million have been reclassified to Other noncurrent assets;

10.	Trademarks and tradenames, net of $16,846 million have been reclassified to Intangible assets, net;
11.	Other intangible assets, net of $7,859 million have been reclassified to Intangible assets, net;
12.	Distribution networks, net of $12,408 million have been reclassified to Intangible assets, net;
13.	Other assets of $3,178 million have been reclassified to Other noncurrent assets;
14.

Equity method investments of $1,079 million and Investments at cost and available for sale of $301 million included in Investments, including available for sale securities have been reclassified to Other noncurrent assets;

15.	Debt maturing in a year of $13 million has been reclassified into Current portion of debt;
16.	Deferred revenues of $1,322 million included in Other current liabilities have been reclassified into Deferred revenues;
17.	Related party accounts payable of $77 million has been reclassified to Accounts payable and accrued liabilities;
18.	Accounts payable and accrued liabilities of $50 million included within Other current liabilities has been reclassified to Accounts payable and accrued liabilities;
19.	Long-term debt of $1,721 million has been reclassified to Noncurrent portion of debt;
20.	Postemployment benefit obligation of $75 million has been reclassified to Other noncurrent liabilities.

Statement of operations items:

21.

Subscription revenue of $9,460 million and $10,758 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, have been reclassified to Distribution revenue;

22.

Related party revenue of $2,319 million and $3,006 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, have been reclassified to Distribution revenue; Related party revenue of $484 million and $320 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively has been reclassified to Content revenue, and Related party revenue of $35 million and $58 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, has been reclassified to Advertising revenue;

23.

Income from equity method investments of $11 million and loss from equity method investments of $149 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, have been reclassified from Other income (expense), net to Income (loss) from equity investees, net;

24.	Restructuring and other charges of $732 million included in Cost of revenues for the year ended December 31, 2020 has been reclassified to Restructuring and other charges;
25.

Restructuring and other charges of $34 million and $698 million included in Selling, general and administrative expense for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, have been reclassified to Restructuring and other charges;

26.

Related party expense of $306 million and $648 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, has been reclassified to Selling, general and administrative expense, and Related party expense of $22 million and $56 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively has been reclassified to Cost of revenues;

27.	Impairment of $6 million included within Other income, (expense), net, for the year ended December 31, 2020 has been reclassified to Impairment of goodwill and other intangible assets;
28.

Historic fair market value incremental adjustments related to content amortization expense of $522 million and $1,040 million included within Depreciation and amortization expense for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, have been reclassified to Cost of revenues;

29.	Financing fees of $200 million included within Other income, (expense), net, for the nine months ended September 30, 2021 has been reclassified to Interest expense, net;
30.

Loss on disposition of $223 million and $50 million included within Other income, (expense) net, for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, have been reclassified to Loss on disposition.

The following table represents certain reclassifications of Discovery’s historical financial statement line items to conform to the expected financial statement line items of WBD.

Discovery’s Statement of Operations Reclassifications

For the nine months ended September 30, 2021

(In millions)

	Historical Discovery	Reclassification Adjustments	Notes	Historical Discovery after Reclassification Adjustments
Revenues:
Advertising	$4,510	$—		$4,510
Distribution	4,057	(156)	31	3,901
Content	—	523	31	523
Other	437	(367)	31	70

Total revenues	9,004	—		9,004
Costs and expenses:		—
Costs of revenues	3,553	—		3,553
Selling, general and administrative	2,947	—		2,947
Depreciation and amortization	1,043	—		1,043
Restructuring and other charges	29	—		29
Gain on disposition	(72)	—		(72)

Total costs and expenses	7,500	—		7,500

Operating income	1,504	—		1,504
Interest expense, net	(479)	—		(479)
Loss on extinguishment of debt	(10)	—		(10)
Income (loss) from equity investees, net	(20)	—		(20)
Other income (expense), net	255	—		255

Income before income taxes	1,250	—		1,250
Income tax expense (benefit)	(144)	—		(144)

Net income	1,106	—		1,106
Net income attributable to noncontrolling interests	(116)	—		(116)
Net income attributable to redeemable noncontrolling interests	(22)	—		(22)

Net income attributable to Discovery, Inc.	$968	$—		$968

Discovery’s Statement of Operations Reclassifications

For the year ended December 31, 2020

(In millions)

	Historical Discovery	Reclassification Adjustments	Notes	Historical Discovery after Reclassification Adjustments
Revenues:
Advertising	$5,583	$—		$5,583
Distribution	4,866	(176)	31	4,690
Content	—	311	31	311
Other	222	(135)	31	87

Total revenues	10,671	—		10,671
Costs and expenses:		—		—
Costs of revenues	3,860	—		3,860
Selling, general and administrative	2,722	—		2,722
Depreciation and amortization	1,359	—		1,359
Impairment of goodwill and other intangible assets	124	—		124
Restructuring and other charges	91	—		91
Gain on disposition	—	—		—

Total costs and expenses	8,156	—		8,156

Operating income	2,515	—		2,515
Interest expense, net	(648)	—		(648)
Loss on extinguishment of debt	(76)	—		(76)
Income (loss) from equity investees, net	(105)	—		(105)
Other income (expense), net	42	—		42

Income before income taxes	1,728	—		1,728
Income tax expense	(373)	—		(373)

Net income	1,355	—		1,355
Net income attributable to noncontrolling interests	(124)	—		(124)
Net income attributable to redeemable noncontrolling interests	(12)	—		(12)

Net income attributable to Discovery, Inc.	$1,219	$—		$1,219

Statement of operations items:

31.

Content-related revenues of $523 million and $311 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, have been reclassified from Other revenue and Distribution revenue into Content revenue.

Note 3—Pre-Merger Adjustments

The Separation Agreement requires that Spinco (1) make, immediately prior to the Distribution, the Special Cash Payment in the amount of approximately $30.0 billion in cash to AT&T, subject to adjustment, including: (a) upwards or downwards adjustment depending on the extent that the actual net working capital of the Spinco Group as of immediately prior to the Distribution is greater or less than, respectively, specified target amounts of net working capital for the Spinco Group as of such time, (b) downwards adjustment to the extent members of the Spinco Group are liable for indebtedness as of immediately prior to the Distribution other than the Spinco Debt Financing, including a downwards adjustment for the $1.6 billion of existing debt already assumed by the Spinco Group as a WarnerMedia Liability, (c) upwards adjustment to reimburse AT&T with respect to Spinco Designated Transaction Expenses paid or payable by AT&T or paid by Spinco prior to the Closing and (d) increased by certain tax sharing amounts (if any) in respect of distributions in respect of drawing on the bridge facility in lieu of a debt exchange (the “Additional Bridge Funding Tax Liability”) and (2)(a) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (b) distribute to AT&T all or a portion of the proceeds of such borrowing and use all or a portion of the proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (c) undertake a combination of the actions described in (2)(a) and (2)(b) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment. In addition, there will be a purchase price reduction of approximately $175 million per month accruing after the satisfaction of all regulatory approvals other than the receipt of the IRS Ruling until such IRS Ruling is received.

The Special Cash Payment will be made immediately prior to the Distribution based on estimates of the adjustment items set forth in the preceding paragraph. To the extent the actual amounts in respect of those items differ from the estimates utilized in the calculation of the Special Cash Payment paid immediately prior to the Distribution, the parties will make a subsequent corrective payment following the Closing. In addition to this corrective payment for the Special Cash Payment, there are two other post-Closing adjustments that may be made: (1) a payment by either AT&T or WBD to the other based on the aggregate actual (a) marketing expenses of the WarnerMedia Business for the Global HBO/HBO Max business and (b) cash programming and production expenditures of the WarnerMedia Business between January 1, 2021 and the Closing that is less than or greater than a target threshold, respectively, and (2) a payment by AT&T of any after-tax cash proceeds received between signing of the Separation Agreement and the Closing as a result of the sale of any business included in the WarnerMedia Business (subject to specified exceptions). If the parties are unable to agree on such amounts following the Closing, the Separation Agreement provides that the parties will engage a nationally known independent accounting firm mutually agreed in writing by the parties, which firm shall not be the then regular auditors of, or have any material relationship with, AT&T, Spinco or Discovery to resolve the matters in dispute on a binding basis.

Prior to the effective time of the Merger, and as a condition to the Distribution, Spinco will (1) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (2) distribute to AT&T all or a portion of the cash proceeds of such borrowing and use all or a portion of the proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (3) undertake a combination of the actions described in (1) and (2) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion adjusted for Spinco Debt Securities Reduction Amounts and any Reallocation Amounts.

The estimated amount for these adjustments pursuant to the Separation Agreement, as detailed below, was $5,557 million. The Spinco Expense Reimbursement includes estimated financing fees related to the Bridge Loans, Spinco Term Loan Credit Agreement, and Spinco Notes, and other estimated expenses considered Spinco Designated Transaction Expenses. Existing Spinco Indebtedness is existing debt assumed by the Spinco Group as a WarnerMedia Liability. The working capital adjustment was preliminarily calculated by Discovery using the WarnerMedia Business’s combined balance sheet as of September 30, 2021, prepared in accordance with generally accepted accounting principles, and is subject to change between this prospectus and the Closing Date. The following table summarizes the calculation of the Special Cash Payment to be paid immediately prior to the Distribution:

(in millions)
Base cash dividend amount	$30,000
Adjustments as per the Separation Agreement
Estimated Net Working Capital	(1,470)
Less: Target Net Working Capital	3,043

Working Capital Adjustment(a) (b)	(4,513)
Existing Spinco Indebtedness	(1,608)
Spinco Expense Reimbursement	564

Special Cash Payment to AT&T	$24,443

(a)

As of September 30, 2021, the WarnerMedia Business had securitized $5,121 million of receivables, and received cash in advance of customer payment, hence a potential adjustment. This adjustment will change pending AT&T’s determination of whether to continue securitizing receivables in the period before Closing (adjustment will decrease should AT&T lower its participation in the securitization program).

(b)

Any change to the working capital adjustment could be material and may impact the actual amount of debt issued to finance the Special Cash Payment and the Additional Amount of up to $41.5 billion. The unaudited pro forma condensed combined financial statements have preliminarily assumed the debt issued will finance the base cash dividend in the Special Cash Payment and the Additional Amount.

Spinco, in coordination with and at the direction of Discovery, will finance the Special Cash Payment and the Additional Amount with the issuance of up to $41.5 billion of newly issued debt which, together with the Existing Spinco Indebtedness, will be assumed by WBD following the Merger. The financing is expected to consist of (1) loans under the Spinco Term Loan Credit Agreement (“Spinco Term Loan Facility”) referred to below in the aggregate principal amount of $10.0 billion and (2) Spinco Notes having an aggregate principal amount of up to $31.5 billion with expected terms ranging from two to forty years.

Spinco Term Loan Facility

On June 4, 2021, Spinco entered into a $10.0 billion Spinco Term Loan Credit Agreement. The Spinco Term Loan Credit Agreement consists of a $3.0 billion 18-month tranche (TL Tranche 1) and $7.0 billion 3-year tranche (TL Tranche 2), which are expected to have an estimated interest rate of 1.40% and 1.53% per annum, respectively.

Estimated financing fees and debt issuance costs of $22 million are expected to be incurred for the Spinco Term Loan Facility. The WarnerMedia Business incurred $2 million of financing fees for the nine months ended September 30, 2021 and recorded these to Interest expense, net. These costs are not expected to affect the statements of operations beyond 12 months after the Closing Date. The WarnerMedia Business incurred $9 million of debt issuance costs for the nine months ended September 30, 2021 and recorded these to Prepaid expenses and other current assets on the unaudited pro forma condensed combined balance sheet. A pro forma adjustment was recorded to reclassify debt issuance costs of $9 million from Prepaid expenses and other current assets into Noncurrent portion of debt upon completion of the debt financing. Financing fees and debt issuance costs will be paid by AT&T to the lenders and reimbursed by Spinco as part of the Special Cash Payment.

Spinco Notes

Spinco expects to issue Spinco Notes having an aggregate principal amount of up to $31.5 billion, together with any proceeds of the Bridge Loans (as described below) in the event Spinco is unable to issue all or any portion of the Spinco Notes at or prior to the Distribution, to finance the Special Cash Payment, the Additional Amount, and to make payments in connection with the Transactions. The exact terms and interest rate of the Spinco Notes may change based on market and other conditions.

The Merger Agreement and the Separation Agreement contemplate the issuance of Spinco Debt Securities by Spinco to AT&T prior to the Distribution Date. The Spinco Debt Securities are expected to have a bullet maturity and a maturity date of not less than seven years. It is currently expected that Spinco will issue approximately $13.0 billion in aggregate principal amount of Spinco Debt Securities. In addition, the Spinco Debt Securities are expected to be included as part of the aggregate principal amount of up to $31.5 billon related to the Spinco Notes. The Spinco Debt Securities are not considered an additional source of financing from the Spinco Term Loan Facility and the Spinco Notes.

Estimated debt issuance costs of $172 million are expected to be incurred for the Spinco Notes. These costs will be paid by AT&T to the lenders and reimbursed by Spinco as part of the Special Cash Payment.

Bridge Loans

On May 17, 2021, in connection with the entry into the Separation Agreement and the Merger Agreement, Spinco entered into the Commitment Letter under which the Commitment Parties, JPMorgan Chase Bank, N.A., Goldman Sachs Bank, USA, Goldman Sachs Lending Partners LLC and certain other financial institutions committed to provide to Spinco $41.5 billion in aggregate principal amount of senior unsecured bridge term loans (the Bridge Loans). On June 4, 2021, Spinco entered into the Spinco Term Loan Credit Agreement, which reduced the aggregate commitments under the Commitment Letter to $31.5 billion. The Spinco Notes are expected to reduce the remaining commitments under the Commitment Letter in their entirety. However, the Separation Agreement provides that certain fees with respect to the financing arrangements that are paid by AT&T prior to the Closing would be reimbursed to AT&T by an increase in the amount of the Special Cash Payment to be paid by Spinco to AT&T prior to the Distribution.

Estimated financing fees of $268 million are expected to be incurred for the Bridge Loans. The WarnerMedia Business incurred $198 million of financing fees in relation to the Bridge Loans during the nine months ended September 30, 2021. These financing fees are included in the unaudited pro forma condensed combined statements of operations and are not expected to affect the statements of operations beyond 12 months after the Closing Date. These financing fees will be paid by AT&T and reimbursed by Spinco as part of the Special Cash Payment.

The form of debt instruments to be issued, the debt issuance cost to be incurred, and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial statements. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the Closing, inputs to interest rate determination on debt instruments issued including certain market indices and Discovery’s credit rating.

The following pro forma adjustments have been recorded in the unaudited pro forma condensed combined balance sheet in relation to the Spinco Financing:

(in millions)	As of September 30, 2021
Spinco Term Loan Facility	$10,000
Spinco Notes	31,500
Debt issuance costs	(181)

Pro forma adjustments to Non-current portion of debt	$41,319

A pro forma adjustment has been posted to reflect the incremental interest expense in relation to the Spinco Term Loan Facility and Spinco Notes. The following pro forma adjustments have been recorded in the unaudited pro forma condensed combined statements of operations:

(in millions)	Nine months ended September 30, 2021	Year ended December 31, 2020
Interest expense on the Spinco Term Loan Facility	$101	$149
Interest expense on the Spinco Notes	651	868
Financing fees for debt financing	—	80
Amortization of fair value adjustments to debt (see Note 5)	(7)	(9)

Pro forma adjustments to Interest expense	$745	$1,088

The weighted-average interest rate on the Spinco Term Loan Facility and Spinco Notes is expected to be 2.45% per annum. For each 0.125% change in the interest rate, interest expense would increase or decrease by approximately $38 million and $52 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively. The tax impact of the pro forma adjustment to interest expense was determined by using a blended foreign, federal and state statutory income tax rate of 25.0%.

If Discovery and Spinco are not able to consummate all or any portion of the Permanent Financing and must utilize the Bridge Loans to fund the Special Cash Payment, incremental financing fees would be payable. Further, the unaudited pro forma condensed combined statements of operations would reflect an adjustment for the Bridge Loan financing and include an Interest expense of approximately $1,277 million for the nine months ended September 30, 2021 and $1,702 million for the year ended December 31, 2020.

The following table summarizes the Pre-Merger pro forma adjustments posted to Cash and cash equivalents:

(in millions)	As of September 30, 2021
Proceeds from debt financing	$41,500
Payment of the Special Cash Payment	(24,443)
Payment of Additional Amount	(13,000)

Pro forma adjustment to Cash and cash equivalents(a)	$4,057

(a)	This pro forma adjustment is subject to change materially between this prospectus and the Closing Date, depending on the actual amount of newly issued debt to finance the Special Cash Payment and the

Additional Amount. Spinco, in coordination with and at the direction of Discovery, does not expect to increase its leverage or add excess cash for purposes other than required to consummate the Transactions. As a result, based on the above calculation as of September 30, 2021, Spinco would acquire less debt resulting in a corresponding decrease in this cash balance. However, as discussed above, the unaudited pro forma condensed combined financial statements have preliminarily assumed the newly issued debt will finance the base cash dividend in the Special Cash Payment and the Additional Amount.

Note 4—Estimated Preliminary Purchase Consideration

As a result of the Merger, the existing shares of Spinco common stock will automatically convert into the right to receive a number of shares of WBD common stock. Upon completion of the Merger, holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and existing holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases as described under “The Transactions—Calculation of the Merger Consideration.”

The following table represents the preliminary estimate of the purchase consideration paid in the Transactions (in millions, except for per share amounts, exchange ratio and share price):

Number of fully diluted shares of WBD common stock after the Reclassification (a)	695
Exchange ratio (b)	2.4483
Number of shares of WBD common stock to be issued to AT&T stockholders	1,701
Share price for Discovery Series A common stock (c)	$27.91

Estimated equity portion of purchase consideration	$47,466
Estimated equity consideration related to pre-combination share-based compensation awards (d)	56

Estimated preliminary purchase consideration	$47,522

a.

Number of shares of Discovery capital stock outstanding (excluding treasury stock) on a fully diluted basis (in millions) as of November 12, 2021. The fully diluted number of shares below includes 2 shares of Discovery Series A common stock issuable upon conversion of equity awards.

Series	Number of shares	Reclassification ratio	Total shares after Reclassification
Series A common stock	171	1.0000	171
Series B convertible common stock	7	1.0000	7
Series C common stock	330	1.0000	330
Series A-1 convertible preferred stock	8	13.1135	103
Series C-1 convertible preferred stock	4	19.3648	84

			695

b.

The number of shares of WBD common stock to be issued is equal to the number of fully diluted shares of WBD common stock after the Reclassification multiplied by the quotient of 71% / 29% as described in the Merger Agreement.

c.

The closing price per share of Discovery Series A common stock reported on Nasdaq on November 12, 2021, the last practicable trading day before the date of this prospectus. The actual value of WBD common stock to be issued in the Merger will depend on the market price of shares of WBD common stock on the

Closing Date. This may result in a Merger Consideration value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements.

d.

This amount represents the value of AT&T restricted stock unit awards that are not vested and will be replaced by WBD restricted stock unit awards with the same terms and conditions as the original AT&T award granted. The actual value of these awards will depend on the prices of WBD common stock and AT&T common stock and other valuation estimates and assumptions, and therefore the actual consideration will fluctuate. Accordingly, the final consideration could differ significantly from the current estimate.

The table below provides the Discovery Series A common stock price sensitivity analysis for the potential impact of variations to the estimated equity consideration and estimated goodwill (in millions, except per share data):

Discovery Series A Common Stock Price Sensitivity Analysis	Discovery Series A Common Stock Price	Estimated Preliminary Purchase Consideration	Goodwill
As presented in the unaudited pro forma condensed combined financial statements	$27.91	$47,522	$22,585
A 10% increase in Discovery Series A common stock prices	30.70	52,269	27,332
A 20% increase in Discovery Series A common stock prices	33.49	57,016	32,079
A 10% decrease in Discovery Series A common stock prices	25.12	42,776	17,839
A 20% decrease in Discovery Series A common stock prices	22.33	38,029	13,092

The estimated preliminary purchase consideration reflected in the unaudited pro forma condensed combined financial statements does not purport to represent what the actual purchase consideration will be when the Transactions close. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on the Closing Date at the then-current market price.

In addition, the unaudited pro forma condensed combined balance sheet has been adjusted to eliminate the WarnerMedia Business’s net parent investment, which represents the historical book value of the WarnerMedia Business’s net assets, as a result of the Transactions. The following pro forma adjustments have been recorded to equity balances in the unaudited pro forma condensed combined balance sheet as of September 30, 2021 (in millions):

	Pre-Merger Adjustments	Removal of the WarnerMedia Business’s equity	Preliminary purchase consideration to be issued to AT&T stockholders	Reclassification and conversion of historical Discovery common stock	Pro Forma Adjustment
WBD Common stock	$—	$—	$17	$7	$24
Additional paid-in capital	—	—	47,505	—	47,505
Net parent investment	(37,271)	(50,589)	—	—	(87,860)
Accumulated other comprehensive loss	—	(84)	—	—	(84)

Note 5—Estimated Purchase Price Allocation

Discovery management has determined that Discovery is the accounting acquirer in the Merger, which will be accounted for under the acquisition method of accounting for business combinations in accordance with ASC 805. The allocation of the preliminary estimated purchase price with respect to the Merger is based upon

Discovery management’s estimates of and assumptions related to the fair values of assets to be acquired and liabilities to be assumed as of September 30, 2021, using currently available information. Due to the fact that the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on WBD’s financial position and results of operations may differ materially from the pro forma amounts included herein.

As of the date of this prospectus, Discovery has not completed a comprehensive final valuation analysis necessary to determine the fair values of the WarnerMedia Business’s identifiable assets acquired and liabilities assumed. The preliminary purchase price allocation presented below is based on Discovery management’s estimate of the fair value of tangible and intangible assets acquired and liabilities assumed using information that is currently available. The excess of the purchase price over the fair value of net assets acquired will be allocated to goodwill. The final allocation of the purchase price will be determined upon the completion of the Transactions and will be based on a comprehensive final evaluation of tangible and intangible assets acquired and liabilities assumed by Discovery.

Significant judgment is required to estimate the fair value of tangible and intangible assets acquired, liabilities assumed, as well as the useful life for acquired intangible assets. The fair value estimates and useful life for acquired intangible assets are based on available historical information, future expectations, and assumptions deemed reasonable by Discovery management, but are inherently uncertain. The preliminary fair values of intangible assets are generally determined using an income method, which is based on forecasts of the expected future cash flows attributable to the respective assets. Preliminary fair values for certain intangibles were determined using a cost approach that measures the value of an asset by estimating the cost to acquire or develop comparable assets. Significant estimates and assumptions inherent in the valuations reflect consideration of other marketplace participants, the amount and timing of future cash flows (including expected growth rates, discount rate and profitability), royalty rates used in the relief of royalty method, and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions. The key assumptions of the cost approach include replacement cost, functional and economic obsolescence, and remaining useful life.

The estimated values of the assets acquired and liabilities assumed will remain preliminary until after the Closing, at which time Discovery will determine the fair values of the assets acquired and liabilities assumed. The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

The following table summarizes the allocation of the preliminary purchase price as of September 30, 2021 (in millions):

	Historical WarnerMedia Business after Reclassification Adjustments (Note 2)	Pre-Merger Adjustments (Note 3)	Merger Adjustments	Fair value
Purchase consideration				$47,522
Identifiable net assets:
Affiliate and subscriber relationships	$12,408	$—	$7,092	$19,500
Trade names	16,846	—	5,513	22,359
Other intangible assets	7,859	—	5,801	13,660

Intangible assets, net	37,113	—	18,406	55,519
Film and television library	17,829	—	(97)	17,732
Film and television library – fair value adjustment	4,156	—	1,132	5,288

Film and television library, net	21,985	—	1,035	23,020
Property and equipment	4,148	—	(121)	4,027
All other assets (excluding goodwill)	15,673	4,048	(357)	19,364
Long-term debt	(1,721)	(41,319)	(285)	(43,325)
Deferred income taxes	(11,462)	—	(4,688)	(16,150)
All other liabilities	(17,498)	—	(20)	(17,518)

Total identifiable net assets	48,238	(37,271)	13,970	24,937
Goodwill	39,706	—	(17,121)	22,585

Total	$87,944	$(37,271)	$(3,151)	$47,522

Net assets acquired will include the debt incurred by the WarnerMedia Business to pay the Special Cash Payment to AT&T and existing noncurrent debt of the WarnerMedia Business. See Note 3 for further details.

As discussed in Note 6(b), an adjustment of $97 million was included in Film and television library to eliminate noncurrent content rights related to the WarnerMedia Business’s licensing of certain content and programming to Discovery.

The unaudited pro forma condensed combined statements of operations have also been adjusted to reduce interest expense of $7 million and $9 million for the nine months ended September 30, 2021 and the year ended December 31, 2020 related to the fair value adjustment for noncurrent portion of debt.

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the elimination of the WarnerMedia Business’s historical goodwill of $39,706 million and to record goodwill resulting from the Transactions of $22,585 million. Goodwill is calculated as the difference between the fair value of the purchase price paid and the preliminary values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed as calculated above.

As part of the preliminary valuation analysis, Discovery identified finite trade names, affiliate and subscriber relationships, film and television library and other intangible assets. The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material. The remaining useful life of the acquired intangible assets was estimated based on a preliminary estimate of the period over which substantially all of the cumulative discounted cash flows are expected to be realized. The pro forma adjustment to recognize additional expense related to the increased carrying value of the intangible assets has been computed with the assumption that these will be amortized over the estimated useful lives on a straight-line basis or the revenue forecast model as Discovery management continues to evaluate the pattern of the economic benefits.

The following table summarizes the estimated fair values of the WarnerMedia Business’s identifiable assets (in millions):

	Financial Statement Caption	Estimated Fair Value	Estimated Weighted Average Useful Life in Years
Film and television library	Film and television library, net	$17,732	Revenue Model
Film and television library – fair value adjustment	Film and television library, net	5,288	Revenue Model
Affiliate and subscriber relationships	Intangible assets, net	19,500	7
Trade names	Intangible assets, net	22,359	14 - 35
Other intangible assets	Intangible assets, net	13,660	2 - 35

		78,539

The following tables summarize the amortization expense recorded to costs of revenues and depreciation and amortization (in millions):

	Nine months ended September 30, 2021	Year ended December 31, 2020
Film and television library – fair value adjustment	$732	$1,129
Other noncurrent assets	25	33
Less historical amortization expense included in Costs of revenues (after reclassification adjustments)	(533)	(1,082)

Total pro forma adjustment to Costs of revenues	224	80

	Nine months ended September 30, 2021	Year ended December 31, 2020
Affiliate and subscriber relationships	$2,089	$2,786
Trade names	522	696
Other intangible assets	1,257	1,676
Less historical amortization expense included in Depreciation and amortization (after reclassification adjustments)	(2,464)	(3,329)

Total pro forma adjustment to Depreciation and amortization	1,404	1,829

A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in expense of approximately $463 million and $632 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, based on the estimated useful lives used above.

The estimated tax impact of the fair market value adjustments on the amortization expense is reflected in the unaudited pro forma condensed combined statements of operations using the blended foreign, federal and state statutory tax rate of the jurisdictions expected to be impacted. The actual deferred tax assets and liabilities may differ materially based on changes resulting from finalizing the allocation of the purchase price and valuing the assets acquired and liabilities assumed that are not reasonably estimable for the purposes of these unaudited pro forma condensed combined financial statements. The estimated tax impact of the fair market value adjustments on the costs of revenues and depreciation and amortization expense is reflected in the unaudited pro forma condensed combined statements of operations using the weighted average rate of 25.0% which was based on the blended statutory tax rates of the jurisdictions expected to be impacted for the periods presented.

Note 6—Pro Forma Adjustments

Pro Forma Adjustments – Condensed Combined Balance Sheet as of September 30, 2021:

a)

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect an adjustment for future estimated transaction related costs consisting of financial advisory, professional, legal and other acquisition-related fees. The anticipated costs that are expected to be incurred by Discovery through the Closing amounting to $107 million are adjusted in the unaudited pro forma condensed combined balance sheet as an increase to Accounts payable and accrued liabilities and a decrease to Retained earnings.

b)	This adjustment eliminates intercompany receivables and payables between Discovery and the WarnerMedia Business.

(in millions)	As of September 30, 2021
Receivables, net		$(61)
Accounts payable and accrued liabilities		(36)
Deferred revenues		(25)

In addition, an adjustment of $97 million was recorded to eliminate noncurrent content rights related to the WarnerMedia Business’s licensing of certain content and programming to Discovery. This adjustment for intercompany activity was reflected in the Merger adjustments column in Note 5.

c)

The estimated tax impacts of the pro forma adjustments have been reflected in Deferred income taxes in the unaudited pro forma condensed combined balance sheet by using a tax rate of 25.0%, unless otherwise stated. This tax rate was determined using the blended foreign, federal and state statutory tax rate of the jurisdictions expected to be impacted for the period presented. The total effective tax rate of WBD could be significantly different depending on the post-acquisition geographical mix of taxable income and other factors. Because the tax rate used for these unaudited pro forma condensed combined financial statements is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the Transactions and those differences may be material.

The pro forma adjustment to Deferred income taxes of $4,688 million reflects the aggregate pro forma income tax effects of the step-up in fair value of identifiable assets as part of purchase price accounting reflected in the unaudited pro forma condensed combined balance sheet.

d)

This adjustment remeasures the acquired operating leases of the WarnerMedia Business using Discovery’s incremental borrowing rate for its operating leases as required by ASC 842. An incremental borrowing rate for operating leases of 3.63% was used in this calculation, which reflects Discovery’s weighted average incremental borrowing rate for operating leases. This adjustment was reflected in the purchase price allocation in Note 5 within the All other assets (excluding goodwill) and All other liabilities line items. The financial statement captions for this pro forma adjustment were included below.

(in millions)	As of September 30, 2021
Adjustment to Other noncurrent assets	$274
Adjustment to Accounts payable and accrued liabilities	2
Adjustment to Other noncurrent liabilities	18

e)

This adjustment to Accounts payable and accrued liabilities of $130 million is to record the impact of WarnerMedia Business non-recurring retention bonuses and performance bonuses directly attributable to the Transactions and the corresponding adjustment to Retained earnings for amounts expected to be accrued as of the Closing Date.

f)

This adjustment to Retained earnings of $28 million represents the accelerated vesting of the 70% of Mr. Zaslav’s unvested Discovery Options, Discovery SARSs, and Discovery PRSUs granted under his Prior Employment Agreement. These awards will vest upon and subject to the Closing, and the remaining 30% of such Discovery Options, Discovery SARS, and Discovery PRSUs will remain outstanding and continue to vest as provided in the Prior Employment Agreement. The corresponding adjustments to Additional paid in capital and Accounts payable and accrued liabilities were $27 million and $1 million, respectively.

g)

This adjustment to Retained earnings and Additional paid-in capital of $646 million reflects the effect of transaction expenses incurred in connection with Advance/Newhouse, as further discussed in Note 6(h).

Pro Forma Adjustments – Combined Statements of Operations for the nine months ended September 30, 2021 and the year ended December 31, 2020:

h)

Pro forma adjustments related to transaction costs were $0 and $839 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, and were recorded to Selling general and administrative expense.

Discovery incurred $47 million of transaction related costs during the nine months ended September 30, 2021. The WarnerMedia Business incurred $17 million of transaction related costs during the nine months ended September 30, 2021. These transaction related costs are included in the unaudited pro forma condensed combined statements of operations. The anticipated costs that are expected to be incurred by Discovery and AT&T through the Closing amount to $107 million and $86 million, respectively. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been adjusted to reflect the additional anticipated transaction costs and related tax impact. These costs are not expected to affect the statements of operations beyond 12 months after the Closing Date.

The Transactions are anticipated to close in mid-2022, subject to approval by Discovery stockholders and the satisfaction of customary closing conditions, including receipt of regulatory approvals. The Transactions require, among other things, the affirmative vote or written consent of Advance/Newhouse pursuant to the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock of Discovery for any Special A-1 Class Vote Matter (as such term is defined therein) as the holder of all of the outstanding shares of Discovery Series A-1 preferred stock. Pursuant to the Consent Agreement, Advance/Newhouse agreed to deliver an irrevocable written consent to Discovery consenting to, approving and adopting the Merger Agreement and any actions required thereby. In connection with Advance/Newhouse’s entry into the Consent Agreement and related forfeiture of the significant rights attached to the Discovery Series A-1 preferred stock in the Reclassification, Advance/Newhouse will receive an increase to the number of shares of WBD common stock into which the Discovery Series A-1 preferred stock would be converted. Upon the Closing, the impact of such additional shares of WBD common stock will be recorded as a transaction expense. In the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, this amount is estimated as $646 million. This transaction cost is not expected to be deductible for tax purposes. No vote by AT&T stockholders is required for the completion of the Transactions.

This transaction cost of $646 million was computed using the closing price per share of Discovery Series A common stock reported on Nasdaq on November 12, 2021, the last practicable trading day before the date of this prospectus, and has been reflected as a transaction cost classified within Selling, general and administrative expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020. These costs are not expected to affect the statements of operations beyond 12 months after the Closing Date.

i)

Pro forma adjustments related to incremental employee costs were $14 million and $453 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, and were recorded to Selling general and administrative expense.

Unvested share-based awards of the WarnerMedia Business granted prior to May 17, 2021 will be replaced with unvested share-based awards of WBD, under similar terms, as of the Closing Date, pursuant to the Employee Matters Agreement. The portion of the value of the unvested replacement awards proportionate to the service already rendered has been recognized as part of the preliminary purchase consideration; see Note 4 for further details. The remainder portion of the value of the unvested replacement awards will be recognized as additional stock-based compensation expense within Selling, general, and administrative expense. The actual fair value of WBD’s replacement awards may differ materially from the preliminary determination included within the unaudited pro forma condensed combined financial statements. The pro forma adjustment for the incremental expense associated with the new Employee Matters Agreement was $0 and $32 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

In connection with the Transactions, Discovery entered into the Employment Agreement with its current Chief Executive Officer, David M. Zaslav, which amended and restated Mr. Zaslav’s Prior Employment Agreement. Under the terms of the Employment Agreement, in lieu of accelerated vesting treatment that would have applied upon a “change in control” under the Prior Employment Agreement, 70% of Mr. Zaslav’s unvested Discovery Options, Discovery SARS, and Discovery PRSUs granted under his Prior Employment Agreement will vest upon and subject to the Closing and the remaining 30% of such Discovery Options, Discovery SARS, and Discovery PRSUs will remain outstanding and continue to vest as provided in the Prior Employment Agreement. The pro forma adjustment related to Mr. Zaslav’s accelerated vesting was $28 million for the year ended December 31, 2020. This accelerated vesting adjustment is considered a nonrecurring item that is not expected to affect the statements of operations beyond 12 months after the Closing Date.

In connection with the execution of the Employment Agreement in 2021, Mr. Zaslav was granted Discovery Options under Discovery’s 2013 Stock Incentive Plan (the 2021 Option Grant). Mr. Zaslav will also be granted annual awards of Discovery PRSUs from 2022 to 2027, and the grant of Discovery PRSUs is not expected to result in incremental share-based compensation expense compared to Mr. Zaslav’s Prior Employment Agreement. The pro forma adjustment related to the incremental share-based compensation expense was $14 million and $38 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

The WarnerMedia Business recorded $95 million of retention and performance bonuses during the nine months ended September 30, 2021. The unaudited pro forma condensed combined statements of operations reflect the incremental expense associated with the WarnerMedia Business non-recurring retention and performance bonuses of $0 and $355 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, which are directly attributable to the Transactions. These costs are not expected to affect the statements of operations beyond 12 months after the Closing Date. Severance costs have not been reflected in the unaudited pro forma condensed combined statements of operations given the preliminary nature of these anticipated actions.

j)

This adjustment eliminates intercompany revenue and expenses between Discovery and the WarnerMedia Business, which primarily relates to the WarnerMedia Business’s licensing of certain content and programming to Discovery and advertising revenue between Discovery and the WarnerMedia Business.

(in millions)	Nine months ended September 30, 2021		Year ended December 31, 2020
Adjustment to Content revenue		$(68)	$(84)
Adjustment to Advertising revenue		(13)	(7)
Adjustment to Costs of revenues		(68)	(84)
Adjustment to Selling, general and administrative expense		(13)	(7)

k)

The estimated tax impacts of the pro forma adjustments have been reflected in Income tax (expense) benefit within the unaudited pro forma condensed combined statements of operations by using a blended foreign, federal and state statutory income tax rate of 25.0%. The effective tax rate of WBD could be significantly different than what is presented in these unaudited pro forma condensed combined financial statements depending on post-acquisition activities, including legal entity restructuring, repatriation decisions, and the geographical mix of taxable income.

Note 7—Pro Forma Net Income (Loss) Per Share

The pro forma income (loss) per share of WBD common stock for the nine months ended September 30, 2021 and for the year ended December 31, 2020 have been calculated based on the estimated weighted average number of shares of WBD common stock that would have been outstanding on a pro forma basis. The pro forma weighted average number of shares outstanding was derived using Discovery’s historical weighted average number of shares outstanding after giving effect to (1) the reclassification and conversion of Discovery’s convertible preferred stock, and (2) the preliminary estimated number of shares of WBD common stock to be issued as part of purchase consideration calculated pursuant to the Merger Agreement. For the purposes of the pro forma net income (loss) per share calculations, the reclassification and conversion of Discovery’s convertible preferred stock were considered to occur as of January 1, 2020. The preliminary estimated number of shares of WBD common stock issued in connection with the Merger was calculated as of January 1, 2020. Per share information for the WarnerMedia Business is not presented because the WarnerMedia Business did not have outstanding capital stock since its historical combined financial statements have been prepared on a “carve-out” basis.

The following table presents the calculation of pro forma basic and diluted net income (loss) per share of WBD common stock (in millions, except per share amounts):

	Nine months ended September 30, 2021	Year ended December 31, 2020
Pro forma net income (loss) attributable to WBD common stockholders	$129	$(2,147)
Weighted average number of shares outstanding of Discovery, Inc. Series A, B, C common stock – basic	503	505
Reclassification and conversion of Discovery, Inc.’s convertible preferred stock	187	198
WBD common stock to be issued as part of purchase consideration (Note 4)	1,701	1,701

Pro forma weighted average number of shares outstanding of WBD common stock – basic	2,391	2,404
Dilutive effect of equity awards	6	—

Pro forma weighted average number of shares outstanding of WBD common stock – diluted	2,397	2,404
Pro forma weighted average number of shares outstanding for computation:
Basic	2,391	2,404
Diluted	2,397	2,404
Pro forma net income (loss) per share of WBD common stock – basic	$0.05	($ 0.89)
Pro forma net income (loss) per share of WBD common stock – diluted	$0.05	($ 0.89)

NON-GAAP FINANCIAL MEASURE

This section presents Adjusted EBITDA, a non-GAAP financial measure of performance which is derived from the historical consolidated financial statements of Discovery, the historical combined financial statements of the WarnerMedia Business and the unaudited pro forma condensed combined financial statements. Adjusted EBITDA should be considered in addition to, but not as a substitute for, operating income, net income and other measures of financial performance reported in accordance with GAAP.

Discovery believes Adjusted EBITDA helps identify underlying trends and facilitate evaluation of period-to-period operating performance by eliminating items that are variable in nature and not considered by Discovery management in the evaluation of ongoing operating performance, allowing comparison of recurring core business operating results over multiple periods. Discovery also believes Adjusted EBITDA provides useful information about operating results, enhance the overall understanding of past performance and future prospects, and allow for greater transparency with respect to key metrics used by Discovery management for financial and operational decision-making. Discovery believes Adjusted EBITDA or similarly titled non-GAAP measures are widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies as a measure of financial performance. Other companies may calculate Adjusted EBITDA or similarly titled non-GAAP measures differently from the way these metrics are calculated in this prospectus. As a result, the presentation of Adjusted EBITDA herein may not be comparable to similarly titled measures of other companies, limiting their usefulness as comparative measures. Reconciliations of this non-GAAP measure to the most comparable U.S. GAAP measure have been provided below.

Discovery defines Adjusted EBITDA as net income (loss) attributable to common stockholders adjusted for (i) net income attributable to redeemable noncontrolling interests, (ii) net income attributable to noncontrolling interests, (iii) income tax expense (benefit), (iv) depreciation and amortization, (v) interest expense, net, (vi) other (income) expense, net, (vii) loss (income) from equity investees, net, (viii) loss on extinguishment of debt, (ix) restructuring and other charges, (x) impairment of goodwill and other intangible assets, (xi) employee share-based compensation, (xii) (gains) losses on disposition, (xiii) transaction costs directly related to acquisitions, integrations and other transactions, (xiv) amortization of the step-up to fair value of content related to acquisitions, and (xv) other items impacting comparability. Discovery adjusts for these aforementioned items which impact comparability of financial performance between periods. Discovery also excludes the depreciation of fixed assets, amortization of intangible assets, amortization of the step-up to fair value of content related to acquisitions, impairment of goodwill and other intangible assets, and employee share-based compensation, as these amounts do not represent cash payments in the current reporting period.

Nine months ended September 30, 2021
	Historical Discovery	Historical WarnerMedia Business after Reclassification Adjustments	Pro Forma Adjustments[1]	WBD Pro Forma Combined
Net income (loss) attributable to common stockholders	$968	$952	$(1,791)	$129
Net income attributable to redeemable noncontrolling interests	22	—	—	22
Net income attributable to noncontrolling interests	116	—	—	116
Income tax expense (benefit)	144	233	(596)	(219)
Depreciation and amortization	1,043	2,899	1,404	5,346
Interest expense, net	479	310	745	1,534
Other (income) expense, net	(255)	(139)	—	(394)
Loss (income) from equity investees, net	20	(11)	—	9
Loss on extinguishment of debt	10	—	—	10
Employee share-based compensation	124	146	14	284
Restructuring and other charges	29	34	—	63
Transaction and integration costs	52	112	—	164
(Gain) loss on disposition	(72)	223	—	151
Amortization of step-up to fair value of content related to acquisitions	—	533	224	757

Adjusted EBITDA	$2,680	$5,292	$—	$7,972

(1)	See unaudited pro forma condensed combined financial statements for details.

Year ended December 31, 2020
	Historical Discovery	Historical WarnerMedia Business after Reclassification Adjustments	Pro Forma Adjustments[1]	WBD Pro Forma Combined
Net income (loss) attributable to common stockholders	$1,219	$12	$(3,378)	$(2,147)
Net income attributable to redeemable noncontrolling interests	12	—	—	12
Net income attributable to noncontrolling interests	124	—	—	124
Income tax expense (benefit)	373	(75)	(911)	(613)
Depreciation and amortization	1,359	3,921	1,829	7,109
Interest expense, net	648	147	1,088	1,883
Other (income) expense, net	(42)	124	—	82
Loss from equity investees, net	105	149	—	254
Loss on extinguishment of debt	76	—	—	76
Impairment of goodwill and other intangible assets	124	6	—	130
Employee share-based compensation	99	216	98	413
Restructuring and other charges	91	1,430	—	1,521
Transaction and integration costs	6	128	1,194	1,328
Loss on disposition	2	50	—	52
Amortization of step-up to fair value of content related to acquisitions	—	1,082	80	1,162

Adjusted EBITDA	$4,196	$7,190	$—	$11,386

(1)	See unaudited pro forma condensed combined financial statements for details.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE WARNERMEDIA BUSINESS

References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “WarnerMedia” should be read to reference and/or include the WarnerMedia Business, as WarnerMedia did not exist as a standalone entity during the periods presented.

Management’s discussion and analysis of financial condition and results of operations is a supplement to the accompanying Combined Financial Statements of the WarnerMedia Business for the years ended December 31, 2019 and December 31, 2020 (the “Annual WM Combined Financial Statements”) and notes thereto and the interim combined financial statements of the WarnerMedia Business for the nine months ended September 30, 2021 (the “Interim WM Combined Financial Statements” and, together with the Annual WM Combined Financial Statements, the “WM Combined Financial Statements”) and notes thereto and provides additional information on the WarnerMedia Business and its businesses, current developments, financial condition, cash flows and results of operations.

The WM Combined Financial Statements represent the operations of the WarnerMedia Business and have been prepared on a carve-out basis. The WarnerMedia Business believes the assumptions underlying the preparation of the WM Combined Financial Statements are reasonable. However, the WM Combined Financial Statements included herein may not necessarily reflect the WarnerMedia Business’s results of operations, financial position, and cash flows in the future or what they would have been had the WarnerMedia Business been an independent, stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the WarnerMedia Business’s future results of operations, financial position or cash flows. The following section is qualified in its entirety by the more detailed information in this document, including the Annual WM Combined Financial Statements and notes thereto as well as the Interim WM Combined Financial Statements and notes thereto.

Set forth below is a discussion of the WarnerMedia Business’s historical results of operations and financial condition. The following discussion does not give effect to the Transactions; for those, see the unaudited pro forma condensed combined financial statements of Discovery and the WarnerMedia Business included elsewhere in this document.

AT&T Acquisition of Time Warner in June 2018

On June 14, 2018, pursuant to an Agreement and Plan of Merger dated as of October 22, 2016, AT&T acquired Time Warner Inc. (“Time Warner”) in a half-stock, half-cash transaction whereby Time Warner merged with a wholly owned subsidiary of AT&T and, as a result, became a subsidiary of AT&T. The deal combined Time Warner’s vast library of content and ability to create new premium content for audiences around the world with AT&T’s extensive customer relationships and distribution network, one of the world’s largest pay-TV subscriber bases and scale in TV, mobile and broadband distribution.

Reverse Morris Trust-Type Transaction Anticipated by Mid-2022

On May 17, 2021, AT&T, Spinco (presently a wholly owned subsidiary of AT&T), Discovery and Merger Sub (a wholly owned subsidiary of Discovery) entered into definitive agreements, pursuant to which and subject to the terms and conditions therein, (1) AT&T will transfer the WarnerMedia Business to Spinco (the Separation), (2) Spinco will (a) make a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments (the Special Cash Payment), and (b)(i) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (ii) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (iii) undertake a combination of the actions described in (2)(b)(i) and (2)(b)(ii) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment,

(3) AT&T will distribute to its stockholders all of the issued and outstanding shares of Spinco common stock in a distribution that will, at AT&T’s election, take place either by way of (i) a pro rata distribution of Spinco common stock to AT&T stockholders or (ii) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary (the Distribution), (4) Discovery will amend and restate the Discovery charter to, among other things, change its name to Warner Bros. Discovery, Inc. and reclassify and automatically convert each share of Discovery capital stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter into such number of shares of WBD common stock as set forth in the Merger Agreement (the Reclassification) and (5) Merger Sub will merge with and into Spinco, with Spinco as the surviving corporation (the Merger) and as a wholly owned subsidiary of WBD.

This prospectus has been prepared under the assumption that the shares of Spinco common stock will be distributed to AT&T stockholders pursuant to the Exchange Offer. Based on market conditions prior to the Closing, AT&T will determine whether the shares of Spinco common stock will be distributed to AT&T stockholders in a pro rata distribution or the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. Once a final decision is made, this disclosure will be amended to reflect that decision, if necessary. No matter which form of Distribution is selected, AT&T will distribute all of the shares of Spinco common stock to AT&T stockholders in the Distribution, and as a result of the Merger occurring thereafter, the existing shares of Spinco common stock will automatically convert into the right to receive a number of shares of WBD common stock. When the Merger is completed, holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.”

The Distribution and the Merger are a Reverse Morris Trust-type transaction and are expected to be tax-free to AT&T stockholders for U.S. federal income tax purposes, except to the extent that cash is paid to AT&T stockholders in lieu of fractional shares in the Distribution or the Merger. The Separation, Special Cash Payment, Distribution, Reclassification, Merger, payment of the Additional Amount and other transactions contemplated by the Transaction Documents are collectively referred to herein as the Transactions.

The completion of the Transactions is subject to the approval by Discovery stockholders of the Charter Amendment and the Share Issuance and the satisfaction of customary closing conditions, including regulatory approvals. The Transactions are expected to be completed in mid-2022.

Overview

WarnerMedia is a global media and entertainment company that develops, produces and acquires feature films, television, gaming and other content for monetization in various media outlets including theatrical, its own and third-party basic and premium pay television, free-to-air television, its own direct-to-consumer services and physical / digital retail. WarnerMedia is organized as an integrated content organization that operates as a single segment. Content creation, distribution, and programming are centrally managed to ensure the highest quality content is available to consumers on the optimal platform or format on a worldwide basis.

For the year ended December 31, 2020, WarnerMedia generated operating revenue of $28,146 and operating income of $413. WarnerMedia’s principal product offerings are promoted in both the United States and internationally, with roughly 73% of operating revenue for the year ended December 31, 2020 generated in the U.S. market.

For the nine months ended September 30, 2021, WarnerMedia generated operating revenue of $24,163 and operating income of $1,568.

Principal Product Offerings

Pay television networks and related properties

WarnerMedia offers pay television networks and related properties, including premium pay television networks such as HBO, and basic television networks, including TNT, TBS, CNN, HLN, Cartoon Network, Adult Swim, Boomerang, truTV, and Turner Classic Movies. WarnerMedia’s basic pay television networks include live sports such as NBA, MLB, and the NCAA Division 1 Men’s Basketball Tournament. Basic pay television network programming is delivered by distributors and is available to subscribers of the distributors for viewing live and on demand through the distributors’ services and network apps.

HBO Max platform

As of the end of September 30, 2021, WarnerMedia had approximately 69.4 million HBO Max/HBO subscribers globally. HBO’s original programming is also licensed to third-party television networks and digital platforms in certain territories outside the U.S. and is made available to customers in both physical and digital home video formats in both the U.S. and various international regions.

Advertising Products

As a provider of advertising supported programming services, WarnerMedia is also active in the business of third-party advertising sales.

Feature Films

WarnerMedia produces and releases feature films for initial exhibition in theaters, on HBO Max and, in 2021, simultaneously in theaters and HBO Max domestically. Titles are subsequently monetized via traditional exhibition windows/channels. WarnerMedia also enters into film co-financing arrangements with third-parties, including both studio and non-studio entities, to jointly finance or distribute certain films. These arrangements can take various forms, but in most cases involve the grant of an economic interest in a film to an investor. Investors generally assume the full risks and rewards of ownership proportionate to their ownership in the film.

Television Production

WarnerMedia produces content for broadcasters, third-party cable and streaming services as well as its own cable and streaming services globally. WarnerMedia traditionally maintains distribution rights and subsequently monetizes titles via traditional exhibition windows/channels.

Home Entertainment

WarnerMedia generates revenue from the sale of its produced and acquired films on physical media such as DVDs and Blu-ray discs via retail stores and rental kiosks, and through digital distribution services such as Amazon and iTunes. Release dates for Home Entertainment products depend on several factors including the timing of the exhibition of a film in movie theaters, holiday periods and competitive releases.

Games

WarnerMedia develops, publishes and distributes games, including mobile, PC, and console games. Its games are based on intellectual property owned or licensed by WarnerMedia (including DC Entertainment properties, Harry Potter and Mortal Kombat).

Consumer Products

WarnerMedia licenses certain trade names, characters and other intellectual properties to various theme park operators, manufacturers, game developers, publishers and retailers throughout the world for use in entertainment venues, for published materials, merchandise and games. WarnerMedia also sells its branded merchandise through owned retail stores and online venues.

Key Developments

The following transactions and key events occurred during the year ended December 31, 2020 and the nine months ended September 30, 2021.

COVID-19 Impact

WarnerMedia’s results of operations have been impacted by the coronavirus (COVID-19) and measures taken to prevent its spread or mitigate its effects both domestically and internationally. Starting at the end of the first quarter of 2020, WarnerMedia experienced disruptions in theatrical, television and games production delaying planned release dates. Key live sports programming was canceled or shifted from the second quarter to the third quarter of 2020. Most COVID-19 restrictions have been relaxed in 2021, TV and theatrical productions resumed at near full capacity, and more films have been released in theaters (with a simultaneous release on HBO Max in the U.S.) in 2021 compared to 2020.

The short-term and long-term economic effects of the pandemic and resulting changes in consumer behavior remain unpredictable. There are a number of uncertainties that could impact WarnerMedia’s future results of operations, including the effectiveness of COVID-19 mitigation measures, the duration of the pandemic, the efficacy and widespread distribution of vaccines, the impact of new variants of the virus, global economic conditions, changes to its operations, changes in consumer confidence, behaviors and spending, work and study from home trends and the sustainability of supply chains. Consequently, operating results and cash flows may continue to be adversely impacted by COVID-19 for the duration of the pandemic. Specifically, WarnerMedia’s future operating results may be affected by the following:

•

Lower revenue from the continued partial closure of movie theaters, requirement of vaccine passports in certain states / countries, lower attendance and higher costs based on WarnerMedia’s decision to distribute 2021 films on HBO Max in the U.S. simultaneously with theaters for 31 days; and

•	Continued expenses to protect employees, contractors, and customers

HBO Max Domestic Launch

On May 27, 2020, WarnerMedia launched HBO Max, a direct-to-consumer subscription service in the U.S. In 2021, HBO Max launched its ad-supported offering in the U.S. and expanded to Latin America, the Caribbean and certain parts of Europe including Denmark, Norway, Finland, Spain and Andorra with launch in additional European countries scheduled for 2022. As of September 30, 2021, HBO/HBO Max had 69.4 million subscribers.

Revenue Sources

WarnerMedia is an integrated content organization that operates as a single segment. Its revenues consist of subscription, advertising, and content and related party and other.

Subscription Revenues

WarnerMedia generates subscription revenues from HBO networks and the HBO Max streaming platform, and its basic television networks. HBO’s networks are available in the U.S. and internationally to subscribers through traditional and digital distributors on a premium pay basis and in the basic television tier in certain territories. The HBO Max platform is made available by WarnerMedia on an OTT subscription basis through the Internet directly to consumers and through third-party distribution partners. HBO Max launched domestically in May 2020 with an advertising-free service, and in Latin America and the Caribbean in June 2021 and in certain parts of Europe in October 2021. WarnerMedia’s basic television networks are primarily delivered by traditional television distributors, such as cable, satellite, and telecommunications service providers, as well as digital distributors, and are available to subscribers of the distributors for viewing live and on demand through the distributors’ services and companion network apps.

Advertising Revenues

WarnerMedia’s advertising revenues consist primarily of advertising arrangements for its basic television networks and related properties, and the advertising-supported tier of HBO Max. In the U.S., advertising revenues generally depend on the size and demographics of a network’s audience delivered to an advertiser, the number of units of time sold and the price per unit. The price per unit of advertising is determined considering factors such as the type of program or network and/or the time of day the advertising is to be run. Certain advertising inventory is sold in the “upfront” market in advance each year and other inventory in the “scatter” market closer to the time a program airs. Outside the U.S., advertising is generally sold at a fixed rate for the unit of time sold, determined by the time of day and network.

Content Revenues

WarnerMedia’s content revenues consist primarily of licensing feature films for initial theatrical exhibition, and licensing television programs for initial television broadcast or subscription video-on-demand (SVOD) streaming. Additional film and television revenues are derived from distribution channels including international free-to-air, basic and premium pay television; television syndication; and further streaming services. Content revenues also include home entertainment sales and rentals of film and television products (physical and digital, including premium video-on-demand, transactional video-on-demand and electronic sell-through), game content sales (physical and digital), and consumer products licensing.

Related Party Revenues

Related party revenues consist mainly of subscription revenue from AT&T and its affiliates for HBO Max subscriptions offered as a bundle with wireless, internet or TV services to AT&T customers as well as transactions with equity method investments.

Other Revenue

Other revenue consists mainly of income from Warner Bros Studio operations such as ticket sales for Studio Tours in Leavesden and Burbank, Studio Production rentals and theatre revenue for live shows.

Comparison of the year ended December 31, 2020 to December 31, 2019

Results of Operations

The following table sets forth the audited combined results of operations of WarnerMedia for the years ended December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
	(Dollars in Millions)
Operating Revenues
Subscription revenue	10,758	10,582
Advertising revenue	3,925	4,537
Content revenue	9,324	13,214
Related party revenue	3,384	3,612
Other revenue	755	981

Total operating revenue	28,146	32,926

Operating Expenses
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	15,956	18,010
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)	6,112	6,181
Related party expense	704	292
Depreciation and amortization expense	4,961	5,360

Total operating expense	27,733	29,843

Operating Income	413	3,083

Other Expenses
Interest expense, net	147	426
Other expense, net	329	243

Total other expenses	476	669

(Loss) income before tax provision	(63)	2,414

Income tax (benefit) expense	(75)	134

Net income	12	2,280

Factors Affecting Results from Operations

WarnerMedia operating revenue in 2020 was $28,146, compared to $32,926 in 2019. COVID-19 direct consequences (theater closure, film and television production stoppages and sporting event postponement or cancellation) accounted for the majority of the decrease in revenue in 2020 from 2019.

WarnerMedia operating expenses for 2020 were $27,733 million, compared to $29,843 million in the prior year. The decrease was primarily due to lower marketing costs and amortization of film costs for fewer theatrical and television titles released in 2020 as a result of COVID-19 partially offset by film impairment charges for $524 taken in the fourth quarter of 2020. These operating expenses include restructuring and severance costs of approximately (i) $282 and $443 in 2020 and 2019, respectively, as part of WarnerMedia’ efforts to integrate HBO, Turner and Warner Bros into a single operating company as well as (ii) approximately $269 in 2020 in connection with WarnerMedia’s restructuring efforts to simplify production, management and distribution of content in order to shift the company’s strategy to a direct-to-customers model. These restructuring charges are not expected to recur in future years as the related restructuring efforts are considered complete.

As a result of the above, WarnerMedia operating income for 2020 was $413 compared to $3,083 in the prior year.

WarnerMedia’s income tax expense and deferred tax balances have been computed as if WarnerMedia filed income tax returns on a carve-out basis separate from AT&T. Income tax benefit was $75 in 2020 compared to income tax expense of $134 in 2019. The decrease in 2020 was primarily driven by decreased income before income taxes offset by impacts from foreign operations and uncertain tax positions. As a carve-out entity, WarnerMedia’s deferred taxes and effective tax rate may differ from those in the historical periods.

WarnerMedia Subscription Revenue

WarnerMedia subscription revenue remained flat at $10,758 in 2020, compared to $10,582 in 2019. Subscription revenue grew in 2020 due to the May 2020 acquisition of the remaining interest in HBO LAG and higher domestic retail subscribers as a result of launching HBO Max. This increase was offset by lower subscriptions at regional sports networks and unfavorable exchange rates.

WarnerMedia Advertising

WarnerMedia advertising revenue in 2020 was $3,925, compared to $4,537 in 2019. This decrease primarily resulted from the cancellation of the NCAA Division I Men’s Basketball Tournament in the first quarter of 2020 and the impacts of shifting NBA playoffs from the second quarter of 2020 to the third quarter of 2020 which had tougher comps against NFL and other premium sports that are typically exhibited during the third quarter of each year. Further, the delayed start of the 2020/2021 NBA season contributed to the year-over-year decline in advertising revenue. These advertising revenue declines were partially offset by increased advertising due to news coverage of general elections and COVID-19 developments.

WarnerMedia Content

WarnerMedia content revenue in 2020 was $9,324, compared to $13,214 in 2019. Lower revenue was mainly due to theater closures around the world for a significant portion of the year and the postponement of theatrical releases. Television content revenue was impacted by COVID-19 related production shut-downs leading to lost broadcast episodes and delays to future periods.

WarnerMedia Related Party Revenue

WarnerMedia related party revenue remained flat at $3,384 in 2020 compared to $3,612 in 2019. This decrease is mainly attributable to lower licensing revenue from the CW Network, a related party investee, due to reduced production of content in 2020 as a result of COVID-19.

WarnerMedia Other Revenue

WarnerMedia other revenue in 2020 was $755, compared to $981 in 2019 mainly due to the studios shut down due to COVID-19 for several months in 2020 leading to decreased to studio rental revenue and lower studio tour ticket sales.

Operating Expenses

Cost of revenue in 2020 was $15,956, representing a decrease from $18,010 in 2019 mainly due to lower marketing of theatrical products, lower production costs as a result of COVID-19-related shutdowns and lower sports programming costs as a result of the previously mentioned cancellations and modifications to the timing and/or duration of various sporting events. These operating expense declines were partially offset by film impairment charges incurred in 2020 and increased HBO costs due to approximately $1,800 of programming investment related to HBO Max – which began to be amortized in 2020 – as well as incremental production shutdown costs. In 2020, production shutdown costs net of insurance reimbursements amounted to $78.

Selling, general and administrative costs were $6,112 in 2020, representing a decrease from $6,181 in 2019 as a result of cost savings initiatives partially offset by increased marketing costs associated with HBO Max.

WarnerMedia Interest Expense, net

WarnerMedia interest expense, net was $147 in 2020 compared to $426 in 2019. The decrease in 2020 is primarily due to lower debt balances. AT&T executed a debt exchange of $11,041, purchased $590 of WarnerMedia notes and redeemed $2,986 of notes.

WarnerMedia Other Expense, net

WarnerMedia other expense, net was $329 in 2020 compared to $243 in 2019. This increase is mainly due 2020 charges for impairment of equity investments related to the impact of COVID-19 on the movie industry.

Comparison of the Nine Months Ended September 30, 2021 to September 30, 2020

Results of Operations

The following table sets forth the audited combined results of operations of WarnerMedia for the nine months ended September 30, 2021 and the unaudited interim combined results of operations of WarnerMedia for the nine months ended September 30, 2020:

	Nine Months Ended September 30, 2021 (Audited)	Nine Months Ended September 30, 2020 (Unaudited)
	(Dollars in Millions)
Operating Revenues
Subscription revenue	9,460	7,899
Advertising revenue	3,315	2,817
Content revenue	7,920	6,609
Related party revenue	2,838	2,553
Other revenue	630	561

Total operating revenue	24,163	20,439

Operating Expenses
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	13,909	11,253
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)	4,937	4,314
Related party expense	328	407
Depreciation and amortization expense	3,421	3,761

Total operating expense	22,595	19,735

Operating Income	1,568	704

Other Expenses
Interest expense, net	110	109
Other expense, net	273	88

Total other expenses	383	197

Income before tax provision	1,185	507

Income tax expense	233	78

Net income	952	429

Factors Affecting Results from Operations

WarnerMedia operating revenue in the nine months ended September 30, 2021 was $24,163, compared to $20,439 in the prior year period. This increase is mainly due to a growth in subscription revenue, driven by increased HBO Max/HBO subscribers, and increased content revenue, stemming primarily from growth in theatrical revenue and increased licensing revenue as production grew in 2021 compared to 2020 during which production was shut-down for several months due to COVID-19.

WarnerMedia operating expenses for the nine months ended September 30, 2021 were $22,595, compared to $19,735 in the prior year period. The increase was mainly due to increased film and programming costs and higher HBO Max marketing costs in the nine months ended September 30, 2021 compared to the prior year period.

As a result of the above, WarnerMedia operating income for the nine months ended September 30, 2021 was $1,568, compared to $704 in the prior year period.

Income tax expense for the first nine months increased in 2021 primarily driven by increased income before income taxes and impact from book goodwill impairment offset by impacts from foreign operations and uncertain tax positions.

WarnerMedia Subscription Revenue

WarnerMedia subscription revenue in the nine months ended September 30, 2021 was $9,460, compared to $7,899 in the prior year period. This increase is mainly the result of a full nine months of HBO Max subscription revenue in the nine months ended September 30, 2021 compared to only 4 months for the prior year period, as HBO Max launched in late May 2020.

WarnerMedia Advertising

WarnerMedia advertising revenue in the nine months ended September 30, 2021 was $3,315, compared to $2,817 in the prior year period, mainly a result of the return in 2021 of most major sporting events, including the NCAA Men’s Division I Basketball Tournament, the return to a normal schedule of the NBA, and the launch of the ad-supported version of HBO Max in the U.S. at the beginning of June 2021.

WarnerMedia Content

WarnerMedia content revenue in the nine months ended September 30, 2021 was $7,920, compared to $6,609 in the prior year period. This increase was primarily the result of increased theatrical revenue with the full re-opening of most movie theaters in 2021 while most theaters were closed or partially open for several months in 2020, as well as increased TV licensing revenue as more content was produced during the nine months ended September 30, 2021 compared to the prior period, due to the studios shut down for a portion of 2020.

WarnerMedia Related Party Revenue

WarnerMedia related party revenue was $2,838 in the nine months ended September 30, 2021, compared to $2,553 in the prior year period. The increase is a consequence of lower license fees recognized from the CW Network for content due to reduced production stemming from the consequences of COVID-19. Production during the nine months ended September 30, 2021 had resumed at a close to normal level thus leading to more content delivered to the CW Network and higher revenues.

WarnerMedia Other Revenue

WarnerMedia other revenue in the nine months ended September 30, 2021 was $630, compared to $561 in the prior year period, mainly due to increased studio activity and higher studio tour ticket sales as tours in Burbank and Leavesden reopened in June 2021 and late 2020 respectively.

Operating Expenses

Cost of revenues was $13,909 for the nine months ended September 30, 2021, compared to $11,253 for the nine months ended September 30, 2020. This increase is mainly due to higher film and programming costs, including higher HBO Max production costs and sports programming costs for the nine months ended September 30, 2021 compared to the prior year period. The nine months ended September 30, 2020 were impacted by significant programming cancellations and timing modifications due to COVID-19. Higher theatrical marketing costs in 2021 in connection with an increased number of theatrical releases also contributed to this growth in cost of revenues.

Selling, general and administrative expenses were $4,937 for the nine months ended September 30, 2021, compared to $4,314 for the nine months ended September 30, 2020. This increase is the result of higher marketing costs associated with HBO Max, partially offset by lower bad debt expense and lower costs as a result of restructuring efforts in 2021.

WarnerMedia Related Party Expense

WarnerMedia related party expense was $328 for the nine months ended September 30, 2021, compared to $407 for the prior year period. This decrease is mainly attributed to lower corporate allocations and a decrease in expenses associated with certain investees in which WarnerMedia holds equity method investments.

WarnerMedia Interest Expense, net

Interest expense, net remained flat at $110 for the nine months ended September 30, 2021, compared to $109 in the prior year.

WarnerMedia Other Expense, net

WarnerMedia other expense, net was $273 for the nine months ended September 30, 2021, compared to $88 in the prior year period as a result of fees incurred in connection with the bridge loan entered into in May 2021.

Liquidity and Capital Resources

The primary source of liquidity for WarnerMedia’s business is the cash flow provided by operations, which has historically been transferred to AT&T to support its overall cash management strategy. WarnerMedia participates in AT&T’s cash management system and generally does not have a need for separate dedicated cash balances or accounts. WarnerMedia expects AT&T will continue to fund WarnerMedia’s cash needs through the date of the Separation and that, following completion of the Merger, WBD will continue to provide the support to the WarnerMedia business that was previously provided by AT&T.

Cash Flows

WarnerMedia had $1,494 in cash and cash equivalents available at December 31, 2020. Cash and cash equivalents included cash of $1,331 and money market funds and other cash equivalents of $163. Approximately $972 of WarnerMedia’s cash and cash equivalents were held by its foreign entities in accounts predominantly outside of the United States and may be subject to restrictions on repatriation.

WarnerMedia’s cash, cash equivalents and restricted cash decreased by $582 between December 31, 2019 and December 31, 2020. In 2020, cash inflows were primarily provided by cash receipts from operations and the impact of securitization of accounts receivable. These inflows were partially offset by cash used to fund WarnerMedia’s business, including payment of operating expenses, strategic acquisitions (mainly HBO LAG and You.i) and cash transfers to WarnerMedia’s parent, AT&T.

Liquidity risk is the risk that WarnerMedia will encounter difficulty in meeting obligations associated with financial liabilities. WarnerMedia manages liquidity risk through its capital structure and access to the AT&T cash pool before the Separation.

The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of WarnerMedia as they come due. Since inception, WarnerMedia has financed its cash requirements primarily through long-term debt as well as income from operations.

The below table sets forth WarnerMedia’s net cash flows provided by and used in operating, investing and financing activities:

	Year Ended December 31, 2020 (Audited)	Year Ended December 31, 2019 (Audited)
	(Dollars in Millions)
Cash provided by operating activities	4,655	8,883
Cash used in investing activities	(818)	(206)
Cash used in financing activities	(4,419)	(8,060)

Cash Provided by or Used in Operating Activities

During 2020, cash provided by operating activities was $4,655, compared to $8,883 in 2019; 2020 was impacted by a reduction of collections and operations due to COVID-19, and the timing of working capital payments partially offset by the implementation of accounts receivable securitization facility. WarnerMedia actively manages the timing of its supplier payments for operating items to optimize cash flow.

Cash Used in or Provided by Investing Activities

During 2020, cash used in investing activities totaled $818 which consisted primarily of $233 of cash paid for acquisitions net of cash acquired primarily related to acquiring remaining interests in HBO LAG and You.i and capital expenditures of $608. These cash outflows were partially offset by proceeds from sales of fixed assets

Cash Used in or Provided by Financing Activities

For the year 2020, cash used in financing activities totaled $4,419 and consisted mainly of $4,214 of cash transferred to WarnerMedia’s parent company, AT&T, and $172 of repayment of debt.

WarnerMedia Financing

As described elsewhere in this prospectus, the Separation Agreement requires that, prior to the Distribution, Spinco will (a) make a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, subject to certain additional adjustments and (b)(1) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (2) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (3) undertake a combination of the actions described in (1) and (2) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment.

On May 17, 2021, in connection with the entry into the Separation Agreement and the Merger Agreement, Spinco entered into the Commitment Letter, under which the Commitment Parties committed to provide to Spinco $41.5 billion in aggregate principal amount of senior unsecured bridge term loans, in two tranches, a $31.5 billion tranche and a $10.0 billion tranche, such commitments to be reduced by, among other things, (1) the amount of net cash proceeds received by Spinco (and, following the completion of the Merger, WBD) from certain equity and debt issuances, (2) the amount of net cash proceeds received by Spinco (and, following the completion of the Merger, WBD) from certain non-ordinary course dispositions of assets, (3) term loan commitments under certain qualifying term loan facilities and (4) certain financings in connection with the Securities Exchange. The proceeds of any funded Bridge Loans will be used by Spinco on the Closing Date to finance, in part, the Special Cash Payment, the Additional Amount and to otherwise fund the other Transactions and to pay the related transaction fees and expenses. The commitments under the Commitment Letter are subject to customary closing conditions.

On June 4, 2021, Spinco entered into the Spinco Term Loan Credit Agreement, which reduced the Tranche 2 commitments under the Commitment Letter in the aggregate amount of $10.0 billion to zero. The Tranche 1 commitments under the Commitment Letter in the aggregate amount of $31.5 billion remain in effect as of the date hereof.

The Spinco Term Loan Credit Agreement contains certain representations and warranties and covenants, including limitations on liens, investments, indebtedness, dispositions, transactions with affiliates, dividends and other restricted payments and certain burdensome agreements and financial maintenance covenants providing that Discovery will be required to maintain (commencing with the last day of the first full fiscal quarter following the Spinco Term Loan Closing Date) (i) a Consolidated Interest Coverage Ratio (as defined in the Spinco Term Loan Credit Agreement) of no less than 3.00 to 1.00 and (ii) a Consolidated Leverage Ratio (as defined in the Spinco Term Loan Credit Agreement) of (a) from and after the last day of the first full fiscal quarter following the Spinco Term Loan Closing Date to the Measurement Period (as defined the Spinco Term Loan Credit Agreement) ending on the last day of the first full fiscal quarter after the first anniversary of the Spinco Term Loan Closing Date, no more than 5.75 to 1.00, (b) from and after the Measurement Period ending on the last day of the first full fiscal quarter after the first anniversary of the Spinco Term Loan Closing Date to the Measurement Period ending on the last day of the first full quarter after the second anniversary of the Spinco Term Loan Closing Date, 5.00 to 1.00 and (c) thereafter, 4.50 to 1.00. As of September 30, 2021, WarnerMedia was in compliance with the covenants for the Term Loan.

Prior to the Spinco Term Loan Closing Date, only a bankruptcy or insolvency event of default with respect to Spinco would permit the lenders to terminate their commitments under the Spinco Term Loan Credit Agreement.

The commitment of the lenders under the Spinco Term Loan Credit Agreement to provide loans will terminate on the earliest of (1) the termination of the Merger Agreement in accordance with its terms, (2) July 15, 2023, (3) the consummation of the Distribution with or without the funding of the loans under the Spinco Term Loan Credit Agreement (after giving effect to any such loans funded) and (4) the date of termination in full of the TL Tranche 1 commitments and TL Tranche 2 commitments pursuant to the terms of the Spinco Term Loan Credit Agreement (the period from June 4, 2021 to such termination date, the “Availability Period”).

On or prior to the Distribution Date, Spinco expects to issue senior unsecured notes in a Rule 144A or other private placement in an aggregate principal amount of up to $31.5 billion (Spinco Notes) which will be used to pay the Special Cash Payment and issue to AT&T the Spinco Debt Securities, which will in turn be used by AT&T to repay certain existing debt pursuant to the Securities Exchange. The Spinco Debt Securities are expected to have a term of at least seven years and to be subject to customary covenants and other terms and conditions that are consistent in all material respects with market practice for comparable issuers.

Following the completion of the Transactions, it is expected that all obligations of Spinco with respect to the Spinco Notes (including the Spinco Debt Securities), the Bridge Loans (if applicable) and the Spinco Term Loan

Credit Agreement will be guaranteed by WBD, DCL and Scripps. In addition, following the Merger, by virtue of the fact that Spinco will be a wholly owned subsidiary of WBD, the consolidated indebtedness of WBD and its subsidiaries will include the indebtedness of Spinco.

Upon the completion of the Transactions, the available commitments under Discovery’s Revolving Credit Agreement may, subject to certain conditions, be increased by $3.5 billion, to an aggregate amount not to exceed $6.0 billion.

WarnerMedia has issued various public debt instruments with interest rates ranging from 1.95% to 9.15%.

		December 31, 2020	December 31, 2019

Fixed-rate public debt

Interest Rates	Maturities
1.95% - 2.99%	2023 - 2026	$244	$227
3.00% - 4.99%	2022 - 2045	368	534
5.00% - 6.99%	2026 - 2043	337	337
7.00% - 9.15%	2023 - 2036	591	598

		1,540	1,696
Unamortized premium (discount) - net		164	180

Total fixed-rate public debt		1,704	1,876
Finance lease obligations		83	19

Total long-term debt, including current maturities		1,787	1,895
Current maturities of long-term debt		22	10

Total long-term debt		$1,765	$1,885

During 2019, AT&T completed a debt exchange of $11,041 of WarnerMedia debt and purchased $590 of WarnerMedia notes. These amounts are reflected as net parent investment. Additionally, $2,986 of notes during 2019 were redeemed resulting in an extinguishment loss of $189. As of September 30, 2021, December 31, 2020 and December 31, 2019, WarnerMedia was in compliance with all conditions of instruments governing its public debt.

Contractual Obligations

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of the WarnerMedia’s contractual obligations as of September 30, 2021 under (1) operating leases, (2) film, licensing and talent obligations and (3) other finance commitments reflected on the balance sheet under GAAP.

($ in thousands)	Total	Remainder 2021	2022-2023	2024-2025	Thereafter
Leases:
Operating lease obligations (a)	$3,216	$102	$728	$545	$1,841
Other:
Film, licensing and talent obligations (b)	$36,948	$3,048	$12,635	$7,634	$13,631

Other finance commitments (c)	$354	$8	$59	$18	$269

Total	$40,518	$3,158	$13,422	$8,197	$15,741

(a)

Includes future minimum lease payments for operating leases having initial or remaining noncancelable lease terms in excess of one year. Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.
(b)	Consist of commitments under certain programming, film, licensing, talent and other agreements.
(c)

Consist of post-production term advance obligations on certain co-financing agreements, operating lease commitment guarantees, letters of credit, bank guarantees, finance lease obligations and surety bonds, which generally support performance and payments for a wide range of global contingent and firm obligations, including insurance, litigation appeals, real estate leases and other operational needs.

Other Matters

Recent Accounting Pronouncements

Credit Losses

As of January 1, 2020, WarnerMedia adopted, through modified retrospective application, ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or ASC 326, which replaces the incurred loss impairment methodology under prior GAAP with an expected credit loss model. ASC 326 affects trade receivables, loans, contract assets, certain beneficial interests, off-balance-sheet credit exposures not accounted for as insurance and other financial assets that are not subject to fair value through net income, as defined by the standard. Under the expected credit loss model, WarnerMedia is required to consider future economic trends to estimate expected credit losses over the lifetime of the asset. WarnerMedia’s adoption of ASC 326 did not have a material impact on the WM Combined Financial Statements.

Deferral of Episodic Television and Film Costs

In March 2019, the Financial Accounting Standards Board issued ASU No. 2019-02, “Entertainment-Films-Other Assets-Film Costs (Subtopic 926-20) and Entertainment-Broadcasters-Intangibles-Goodwill and Other (Subtopic 920-350): Improvements to Accounting for Costs of Films and License Agreements for Program Materials” (ASU 2019-02), which WarnerMedia early adopted as of January 1, 2019, with prospective application. The standard eliminates certain revenue-related constraints on capitalization of inventory costs for episodic television that existed under prior guidance. In addition, the balance sheet classification requirements that existed in prior guidance for film production costs and programming inventory were eliminated. As of January 1, 2019, WarnerMedia reclassified $2,270 million of its programming inventory costs from “Prepaid expenses and other current assets” to “Noncurrent inventories and theatrical film and television production costs” in accordance with the guidance. This change in accounting did not have a material impact on the WM Combined Financial Statements.

Critical Accounting Policies and Estimates

The following is a discussion of each of WarnerMedia’s critical accounting policies, including information and analysis of estimates and assumptions involved in their application, and other significant accounting policies. WarnerMedia’s combined financial statements and the accompanying notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of combined financial statements requires WarnerMedia to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. WarnerMedia bases its estimates on historical experience and on various other assumptions that WarnerMedia believes to be reasonable under the circumstances. Actual results could differ significantly from WarnerMedia’s estimates. To the extent that there are differences between WarnerMedia’s estimates and actual results, its future financial statement presentation, financial condition, results of operations and cash flows will be affected. See Note 2 to the Combined Financial Statements of the WarnerMedia Business appearing elsewhere in this prospectus for a description of WarnerMedia’s significant accounting policies.

Allowance for Credit Losses

WarnerMedia records expense to maintain an allowance for credit losses for estimated losses that result from the failure or inability of its customers to make required payments deemed collectible from the customer when the service was provided or product was delivered. When determining the allowances for trade receivables and loans, WarnerMedia considers the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends and general economic factors, including bankruptcy rates. WarnerMedia also considers future economic trends to estimate expected credit losses over the lifetime of the asset. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as catastrophes or pending bankruptcies.

Licensed Programming Inventory and Film and Television Production Costs

WarnerMedia produces and licenses programming for exhibition on its advertising-supported networks, premium pay-TV and streaming services. WarnerMedia also produces films for theatrical exhibition and programs for third-party television and streaming services.

Qualifying costs to produce television programs and feature films are capitalized as incurred. For licensed programming, a programming inventory asset and a corresponding liability payable to the licensor are recorded (on a discounted basis if the license agreements are long-term) when (1) the cost of the programming is reasonably determined, (2) the programming material has been accepted in accordance with the terms of the agreement, (3) the programming is available for its first showing or telecast and (4) the license period has commenced.

Content that is initially intended for theatrical release or license to third-party television or streaming services is generally considered to be predominately monetized on an individual basis. Content that is initially intended for use on WarnerMedia’s streaming service or television networks is generally considered to be predominately monetized as part of a film group.

For films and television programs predominantly monetized individually, the amount of capitalized film and television production costs and the amount of participations and residuals to be recognized as expense in a particular period are determined using the film forecast method. Under this method, the amortization of capitalized costs and the accrual of participations and residuals are based on the proportion of the film’s (or television program’s) revenues recognized for such period to the film’s (or television program’s) estimated remaining ultimate revenues (i.e., the total revenue to be received throughout a film’s (or television program’s) life cycle).

The process of estimating a film’s ultimate revenues requires WarnerMedia to make a series of judgments related to future revenue-generating activities associated with a particular film. To the extent that the ultimate revenues are adjusted, the resulting gross margin reported on the exploitation of that film or television series in a period is also adjusted. See Note 11 to the Combined Financial Statements of the WarnerMedia Business. Prior to the theatrical release of a film, WarnerMedia’s estimates are based on factors such as the historical performance of similar films, the star power of the lead actors, the rating and genre of the film, pre-release market research (including test market screenings), international distribution plans and the expected number of theaters in which the film will be released. For a film (or television program) that is predominately monetized on its own but also monetized with other films and/or programs, WarnerMedia makes a reasonable estimate of the value attributable to the film or program’s exploitation while monetized with other films/programs and expense such costs as the film or television program is exhibited. The period over which ultimate revenues are estimated generally does not exceed ten years from the initial release of a motion picture or from the date of delivery of the first episode of an episodic television series. Estimates are updated based on information available during the film’s production and, upon release, the actual results of each film.

For programming that is predominantly monetized as part of a film group, which includes WarnerMedia’s acquired programming rights and certain internally produced television programs (and films), capitalized production costs are amortized using a reasonably reliable estimate of the use of the program (for example, derived from historic viewership patterns), adjusted for any significant individual monetization using a revenue forecast model. Licensed programming rights are typically amortized over the useful life of the license period on a straight-line basis (or per-play basis, if greater, for WarnerMedia’s advertising-supported networks), or accelerated basis for licensed original programs. When WarnerMedia has the right to exhibit programming in multiple windows over a number of years, historical audience viewership is used as the basis for determining the amount of programming amortization attributable to each window.

Rights fees paid for sports programming arrangements are generally amortized using a revenue-forecast model, in which the rights fees are amortized using the ratio of current period advertising revenue to total estimated remaining advertising revenue over the term of the arrangement.

Film and television production costs on WarnerMedia’s combined balance sheets include the unamortized cost of completed theatrical films and television episodes, theatrical films and television series in production and undeveloped film and television rights. Film and television production costs, and licensed programming inventory, are stated at the lower of cost, less accumulated amortization, or fair value.

Unamortized film costs are tested for impairment whenever events or changes in circumstances indicate that the fair value of a film (or television program) predominately monetized on its own, or a film group, may be less than its unamortized costs. If the carrying value of an individual feature film or television program, or film group, exceeds the estimated fair value, an impairment charge will be recorded in the amount of the difference.

For content that is predominately monetized individually, WarnerMedia utilizes estimates including ultimate revenues and additional costs to be incurred (including exploitation and participation costs), in order to determine whether the carrying value of a film or television program is impaired. For content that is predominately monetized as a film group, WarnerMedia evaluates the fair value of the content in the aggregate at the group level by assessing the applicable group’s projected profitability. Changes in WarnerMedia management’s intended usage of a specific program, such as a decision to no longer exhibit that program and forgo the use of the rights associated with the program license, result in a reassessment of that program’s fair value, which could result in an impairment.

Income Taxes

WarnerMedia’s estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 15 to the Combined Financial Statements of the WarnerMedia Business and reflect WarnerMedia’s assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or the final review of WarnerMedia’s tax returns by federal, state or foreign tax authorities.

WarnerMedia uses its judgment to determine whether it is more likely than not that it will sustain positions that it has taken on tax returns and, if so, the amount of benefit to initially recognize within its financial statements. WarnerMedia regularly reviews its uncertain tax positions and adjusts its unrecognized tax benefits (“UTBs”) in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law. These adjustments to WarnerMedia’s UTBs may affect its income tax expense. Settlement of uncertain tax positions may require use of WarnerMedia’s cash.

Asset Valuations and Impairments

Goodwill is not amortized but tested annually on October 1 for impairment, or more frequently when required. For impairment testing, WarnerMedia estimates fair values using models that predominantly rely on the expected cash flows to be derived from the reporting unit. Long-lived assets are reviewed for impairment whenever events or circumstances indicated that the book value may not be recoverable over the remaining life. Inputs underlying the expected cash flows include, but are not limited to, subscriber counts, revenues from subscriptions, advertising and content, revenue per user, capital investment and acquisition costs per subscriber, production and content costs, and ongoing operating costs. WarnerMedia based its assumptions on a combination of its historical results, trends, business plans and marketplace participant data. Significant changes in these assumptions in the future could result in an impairment.

Annual Goodwill Testing

Goodwill is tested on a reporting unit basis by comparing the estimated fair value of each reporting unit to its book value. If the fair value exceeds the book value, then no impairment is measured. WarnerMedia estimates fair values using an income approach (also known as a discounted cash flow model) and a market multiple approach. The income approach utilizes WarnerMedia’s future cash flow projections with a perpetuity value discounted at an appropriate weighted average cost of capital. The market multiple approach uses the multiples of publicly traded companies whose services are comparable to those offered by the reporting unit.

Quantitative and Qualitative Disclosures about Market Risk

WarnerMedia is exposed to market risks primarily from changes in foreign currency exchange rates. These risks, along with other business risks, impact WarnerMedia’s cost of capital. WarnerMedia manages foreign exchange exposure and long-term financial flexibility by entering into derivative contracts. WarnerMedia does not use derivatives for trading or speculative purposes. WarnerMedia does not foresee significant changes in the strategies it uses to manage market risk in the near future.

Interest Rate Risk

The majority of WarnerMedia’s financial instruments are fixed-rate notes and debentures. Changes in interest rates can lead to significant fluctuations in the fair value of these instruments. The principal amounts by expected maturity, average interest rate and fair value of WarnerMedia’s liabilities that are exposed to interest rate risk are described in Note 12 to the Combined Financial Statements of the WarnerMedia Business.

Foreign Exchange Risk

WarnerMedia principally uses foreign exchange contracts to hedge certain film production costs denominated in foreign currencies. WarnerMedia is also exposed to foreign currency exchange risk through its foreign affiliates and equity investments in foreign companies. WarnerMedia has designated €164 million aggregate principal amounts of debt as a hedge of the variability of certain Euro-denominated net investments of its subsidiaries. The gain or loss on the debt that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is recorded as a currency translation adjustment within accumulated other comprehensive income, net on WarnerMedia’s combined balance sheets.

For the purpose of assessing specific risks, WarnerMedia uses a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of its financial instruments and results of operations. WarnerMedia had foreign exchange forward contracts with a notional value of $90 million and a fair value of $(3) million outstanding at December 31, 2020.

THE TRANSACTIONS

Overview

On May 17, 2021, Discovery, AT&T, Spinco and Merger Sub entered into definitive agreements, pursuant to which and subject to the terms and conditions therein, (1) AT&T will transfer the WarnerMedia Business to Spinco (the Separation), (2) Spinco will (a) make a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments (the Special Cash Payment), and (b)(i) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (ii) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (iii) undertake a combination of the actions described in (2)(b)(i) and (2)(b)(ii) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment, (3) AT&T will distribute to its stockholders all of the issued and outstanding shares of Spinco common stock in a distribution that will, at AT&T’s election, take place either by way of (i) a pro rata distribution of Spinco common stock to AT&T stockholders or (ii) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary (the Distribution), (4) Discovery will amend and restate the Discovery charter to, among other things, change its name to Warner Bros. Discovery, Inc. and reclassify and automatically convert each share of Discovery capital stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter into such number of shares of WBD common stock as set forth in the Merger Agreement (the Reclassification) and (5) Merger Sub will merge with and into Spinco, with Spinco as the surviving corporation (the Merger) and as a wholly owned subsidiary of WBD.

In the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock. When the Merger is completed, holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “ —Calculation of the Merger Consideration.” The Distribution and the Merger are a Reverse Morris Trust-type transaction and are expected to be tax-free to AT&T stockholders for U.S. federal income tax purposes, except to the extent that cash is paid to AT&T stockholders in lieu of fractional shares in the Distribution or the Merger. The Separation, Special Cash Payment, Distribution, Reclassification, Merger, payment of the Additional Amount and other transactions contemplated by the Transaction Documents are collectively referred to herein as the Transactions.

The definitive agreements entered into in connection with the Transactions include (1) the Merger Agreement, (2) the Separation Agreement, (3) the Employee Matters Agreement, (4) the Tax Matters Agreement, (5) the A/N Voting Agreement, (6) the Malone Voting Agreement and (7) the Consent Agreement. In addition, AT&T and Discovery and certain of their respective affiliates, including Spinco, will enter into other Ancillary Agreements in connection with the Transactions. These agreements, which are described in greater detail in “Other Agreements Related to the Transactions,” will govern the relationship among AT&T and Discovery and their respective affiliates, including Spinco, after the Transactions.

The WarnerMedia Business is a global media and entertainment company that develops, produces and acquires feature films, television, gaming and other content for monetization in various media outlets including theatrical, its own and third-party basic and premium pay-TV, free-to-air television, DTC services and physical/digital retail. Prior to the Distribution and the Merger, AT&T will undertake the Separation and transfer the

WarnerMedia Assets that are not already owned by members of the Spinco Group to members of the Spinco Group and members of the Spinco Group will assume the WarnerMedia Liabilities that are not already owed by or otherwise the responsibility of members of the Spinco Group, and AT&T will cause the members of the Spinco Group to transfer Excluded Assets that are not already owned by members of the AT&T Group to members of the AT&T Group and the AT&T Group will assume the Excluded Liabilities that are not already owed by or otherwise the responsibility of members of the AT&T Group. Thereafter, AT&T will transfer all of the equity interests in each member of the Spinco Group (i.e., such subsidiary of AT&T holding assets and liabilities constituting a portion of the WarnerMedia Business), directly or indirectly, to Spinco. In exchange, Spinco will: (1)(a) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (b) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (c) undertake a combination of the actions described in (a) and (b) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment, (2) issue to AT&T shares of Spinco common stock and (3) make the Special Cash Payment to AT&T.

The Distribution will be conducted through, at AT&T’s election, either (1) a pro rata distribution of Spinco common stock to AT&T stockholders or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. This prospectus has been prepared under the assumption that the shares of Spinco common stock will be distributed to AT&T stockholders pursuant to the Exchange Offer. Based on market conditions prior to the Closing, AT&T will determine whether the shares of Spinco common stock will be distributed to AT&T stockholders in a pro rata distribution or the Exchange Offer and a potential Clean-Up Spin-Off, if necessary.

Assuming that AT&T elects to undertake the Distribution by way of the Exchange Offer, on the Closing Date, AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders through the Exchange Offer, followed by a potential Clean-Up Spin-Off. In the Exchange Offer, AT&T will offer to AT&T stockholders the option to exchange all or a portion of their shares of AT&T common stock for shares of Spinco common stock. Immediately following the Exchange Offer, the shares of Spinco common stock remaining if the Exchange Offer is not fully subscribed (because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged) will be distributed in a Clean-Up Spin-Off on a pro rata basis to AT&T stockholders as of the Distribution record date, other than in respect of any shares tendered and accepted in the Exchange Offer. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. If the Exchange Offer is terminated by AT&T without the exchange of shares, but the conditions to completion of the Transactions have otherwise been satisfied, all shares of Spinco common stock owned by AT&T will be distributed on a pro rata basis to holders of AT&T common stock, with a Distribution record date to be announced by AT&T.

The Exchange Offer Agent will hold all issued and outstanding shares of Spinco common stock in trust for the benefit of those stockholders receiving shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off, pending the completion of the Merger. Shares of Spinco common stock will not be able to be traded during this period. Immediately after the Distribution and on the Closing Date, Merger Sub will merge with and into Spinco, with Spinco as the surviving corporation and as a wholly owned subsidiary of WBD. At the effective time of the Merger, those shares of Spinco common stock held in trust by the Exchange Offer Agent will automatically convert into the right to receive shares of WBD common stock, as described above. In addition to the conditions applicable to the Exchange Offer, the Distribution is subject to certain conditions set forth in the Separation Agreement and the Merger is subject to certain conditions set forth in the Merger Agreement. See “The Separation Agreement—Conditions to the Distribution” and “The Merger Agreement—Conditions to the Merger.”

Following the Transactions, WBD will own and operate the WarnerMedia Business through Spinco and will also continue Discovery’s current businesses. Discovery will use reasonable best efforts to cause the WBD common stock issuable in the Transactions to be authorized for listing on Nasdaq under the symbol “WBD.”

Transaction Steps

Below is a step-by-step list illustrating the material events relating to the Separation, the Distribution, the Reclassification and the Merger. Each of these events, as well as any conditions to their completion, is discussed in more detail elsewhere in this prospectus. Steps #1, #2 and #3 described below may not, and are not required pursuant to the Transaction Documents to, occur chronologically.

Step #1—The Separation. Prior to the Distribution and the Merger, AT&T will convey to Spinco or one or more subsidiaries of Spinco certain assets and liabilities constituting the WarnerMedia Business and will cause any applicable subsidiary of AT&T to convey to AT&T or its designated subsidiary (other than Spinco or any other member of the Spinco Group) certain excluded assets and excluded liabilities in order to separate the WarnerMedia Business, in each case, as set forth in and subject to the terms and conditions of the Separation Agreement. Thereafter, AT&T will transfer all of the equity interests in each of the subsidiaries of AT&T holding WarnerMedia Assets and WarnerMedia Liabilities, and constituting the WarnerMedia Business, directly or indirectly, to Spinco.

Step #2—Issuance of Spinco Debt Securities. Prior to the effective time of the Merger, and as a condition to the Distribution, Spinco will (1) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (2) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (3) undertake a combination of the actions described in (1) and (2) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment.

AT&T expects to transfer the Spinco Debt Securities to one or more investment banks in exchange for certain debt obligations of AT&T held by such investment bank(s) as principal for their own account in the Securities Exchange. Following the Securities Exchange, such investment bank(s) or their affiliates are expected to sell the Spinco Debt Securities to third-party investors.

Step #3—Special Cash Payment. Prior to the effective time of the Merger, and as a condition to the Distribution, Spinco will make the Special Cash Payment to AT&T, which is a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments. See “The Separation Agreement—The Separation— Special Cash Payment, Payment of the Additional Amount and Post-Closing Adjustments” for further description of adjustments to the Special Cash Payment.

Step #4—Issuance of Spinco common stock. Prior to the Distribution, Spinco will issue to AT&T a number of shares of Spinco common stock such that the number of shares of Spinco common stock issued and outstanding at the time of the Distribution is equal to the number of shares of WBD common stock to be issued to the stockholders of Spinco in the Share Issuance.

Step #5—The Distribution; Exchange Offer and Clean-Up Spin-Off. On the Closing Date, AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders by, at AT&T’s election, either (1) a pro rata distribution of Spinco common stock to AT&T stockholders or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. Assuming that AT&T elects to undertake the Distribution by way of the Exchange Offer, AT&T will offer to its stockholders the option to exchange all or a portion of their shares of AT&T common stock for shares of Spinco common stock. Immediately following the Exchange Offer, the shares of Spinco common stock remaining if the Exchange Offer is not fully subscribed (because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged) will be distributed in a Clean-Up Spin-Off on a pro rata basis to AT&T stockholders as of the Distribution record date, other than in respect of any shares tendered and accepted in the Exchange Offer. Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. See “The Separation Agreement—The Distribution” and “The Exchange Offer.”

The Exchange Offer Agent will hold all issued and outstanding shares of Spinco common stock in trust for the benefit of stockholders that are receiving shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off, pending the completion of the Merger. Shares of Spinco common stock will not be able to be traded during this period.

In order to enable AT&T stockholders to value their shares of Spinco common stock in the Exchange Offer, AT&T intends to cause Spinco to issue such number of shares of Spinco common stock to AT&T prior to the Distribution such that the number of shares of Spinco common stock is equal to the number of shares of WBD common stock to be issued in the Share Issuance. As such, the actual number of shares of Spinco common stock distributed in the Distribution may fluctuate between the date hereof and the Closing Date to the extent the number of fully diluted shares of WBD common stock (and by extension the Share Issuance) changes between the date hereof and the Distribution Date.

This prospectus has been prepared under the assumption that the shares of Spinco common stock will be distributed to AT&T stockholders pursuant to the Exchange Offer. Based on market conditions prior to the Closing, AT&T will determine whether the shares of Spinco common stock will be distributed to AT&T stockholders in a pro rata distribution or the Exchange Offer and a potential Clean-Up Spin-Off, if necessary.

Step #6—The Reclassification. On the Closing Date and prior to the effective time of the Merger, Discovery will amend and restate the Discovery charter, to provide that (1) each share of Discovery Series A common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (2) each share of Discovery Series B common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (3) each share of Discovery Series C common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, (4) each share of Discovery Series A-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into 13.11346315 shares of WBD common stock and (5) each share of Discovery Series C-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into such number of shares of WBD common stock as the number of shares of Discovery Series C common stock such share of Discovery Series C-1 preferred stock would have been convertible into immediately prior to the effective time of the WBD charter, which, as of September 30, 2021, would have been 19.3648 shares of WBD common stock.

Step #7—The Merger. In the Merger, Merger Sub will be merged with and into Spinco, with Spinco surviving as a wholly owned subsidiary of WBD. In the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock such that immediately after the Merger, such holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.”

The foregoing are subject to certain conditions to their completion. See “The Separation Agreement—Conditions to the Separation,” “The Separation Agreement—Conditions to the Distribution,” “The Exchange Offer—Conditions to Completion of the Exchange Offer” and “The Merger Agreement—Conditions to the Merger.”

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Separation and Distribution but before the Merger and the corporate structure immediately following the completion of the Merger.

The Separation and the Distribution

The Separation

AT&T will convey to Spinco certain assets and liabilities constituting the WarnerMedia Business by first transferring the WarnerMedia Assets that are not already owned by members of the Spinco Group to members of the Spinco Group and having members of the Spinco Group assume the WarnerMedia Liabilities that are not already owed by or otherwise the responsibility of members of the Spinco Group, and transferring the Excluded Assets that are not already owned by members of the AT&T Group to members of the AT&T Group and having the AT&T Group assume the Excluded Liabilities that are not already owed by or otherwise the responsibility of members of the AT&T Group. Thereafter, AT&T will transfer all of the equity interests in each member of the Spinco Group (i.e., such subsidiary of AT&T holding assets and liabilities constituting a portion of the WarnerMedia Business), directly or indirectly, to Spinco. In exchange, Spinco will: (1)(a) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (b) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (c) undertake a combination of the actions described in (a) and (b) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment, (2) issue to AT&T shares of Spinco common stock and (3) make the Special Cash Payment to AT&T.

The Distribution

On the Closing Date, AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders through, at AT&T’s election (1) a pro rata distribution of Spinco common stock to AT&T stockholders or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary.

This prospectus has been prepared under the assumption that the shares of Spinco common stock will be distributed to AT&T stockholders pursuant to the Exchange Offer. Based on market conditions prior to the Closing, AT&T will determine whether the shares of Spinco common stock will be distributed to AT&T stockholders in a pro rata distribution or the Exchange Offer and a potential Clean-Up Spin-Off, if necessary.

In the Exchange Offer, AT&T will offer to its stockholders the option to exchange all or a portion of their shares of AT&T common stock for shares of Spinco common stock. Immediately following the Exchange Offer, the shares of Spinco common stock remaining if the Exchange Offer is not fully subscribed (because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged) will be distributed in a Clean-Up Spin-Off on a pro rata basis to AT&T stockholders as of the Distribution record date, other than in respect of any shares tendered and accepted in the Exchange Offer. The Distribution record date for a potential Clean-Up Spin-Off will be announced by AT&T, if necessary. For additional information regarding the Exchange Offer, see “The Exchange Offer.”

Any AT&T stockholder who validly tenders (and does not properly withdraw) shares of AT&T common stock for shares of Spinco common stock and whose shares are accepted in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of Spinco common stock distributed on a pro rata basis to AT&T stockholders in a potential Clean-Up Spin-Off. If the Exchange Offer is terminated by AT&T without the exchange of shares, but the conditions to completion of the Transactions have otherwise been satisfied, all shares of Spinco common stock owned by AT&T will be distributed on a pro rata basis to holders of AT&T common stock, with a Distribution record date to be announced by AT&T.

At or prior to the time of completion of the Exchange Offer, and prior to the Merger, AT&T will irrevocably deliver to the Exchange Offer Agent a book-entry authorization representing all of the shares of Spinco common stock issued and outstanding owned by it, with irrevocable instructions to hold the shares of Spinco common stock in trust for AT&T stockholders that are receiving shares of Spinco common stock in the Exchange Offer and a potential Clean-Up Spin-Off. Immediately prior to the Merger, by virtue of the delivery of such shares and the satisfaction prior to the Merger of the conditions to the Distribution and AT&T’s acceptance of all shares tendered in the Exchange Offer, those entitled to shares of Spinco common stock in the Exchange Offer or a potential Clean-Up Spin-Off will be considered the beneficial owners of such shares. The Exchange Offer Agent will continue to hold the shares of Spinco common stock in trust for the benefit of those Spinco stockholders pending the completion of the Merger. Shares of Spinco common stock will not be able to be traded during this period. At the effective time of the Merger, those shares of Spinco common stock held in trust by the Exchange Offer Agent will automatically convert into the right to receive shares of WBD common stock. Following the effective time of the Merger, once the final calculation of the number of shares of Spinco common stock received by each Spinco stockholder in the Exchange Offer and a potential Clean-Up Spin-Off is determined, the Exchange Agent will deliver the appropriate number of shares of WBD common stock based on the terms of the Merger Agreement, as further described below under “—Calculation of the Merger Consideration,” and the procedures established by the Exchange Agent. Consistent with its obligations under the Exchange Act, AT&T intends to deliver shares of Spinco common stock to those AT&T stockholders whose shares are tendered, and accepted, in the Exchange Offer, promptly.

The Merger

Pursuant to the terms of the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into Spinco. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Spinco will continue as the surviving corporation and a direct wholly owned subsidiary of WBD. The certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Merger will be the certificate of incorporation and bylaws of the surviving corporation following the completion of the Merger.

Pursuant to the terms of the Merger Agreement, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation after the effective time of the Merger.

Calculation of the Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Spinco common stock immediately prior to the effective time of the Merger will automatically convert at the effective time of the Merger into the right to receive a number of shares of WBD common stock such that each holder of record of shares of Spinco common stock immediately prior to the effective time of the Merger will have the right to receive, in the aggregate, a number of shares of WBD common stock equal to the product of (1) the total number of shares of Spinco common stock held of record by such holder immediately prior to the effective time of the Merger multiplied by (2) the Merger exchange ratio, provided that each holder will receive a cash payment in lieu of fractional shares of WBD common stock. Each share of Spinco common stock that is held by Spinco as treasury stock or by any other member of the Spinco Group will be canceled at the effective time of the Merger. Under the Merger Agreement, the Merger exchange ratio means (1)(a) the number of shares WBD common stock outstanding as of immediately prior to the effective time of the Merger on a fully diluted, as-converted (including as a result of the Reclassification) and as-exercised basis in accordance with the treasury stock method multiplied by (b) the quotient of 71 divided by 29 divided by (2) the number of shares of Spinco common stock outstanding immediately prior to the effective time of the Merger, subject to the adjustments set forth in the Merger Agreement. The calculation of the Merger Consideration as set forth in the Merger Agreement is expected to result in Spinco stockholders immediately prior to the Merger collectively holding approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis immediately following the Merger. See “The Merger Agreement—Merger Consideration.”

No fractional shares of WBD common stock will be issued upon the conversion of shares of Spinco common stock in connection with the Merger. All fractional shares of WBD common stock that a holder of

Spinco common stock would otherwise be entitled to receive pursuant to the Merger will be aggregated by the Exchange Agent. The Exchange Agent will cause the whole shares obtained thereby to be sold in the open market or otherwise as reasonably directed by Discovery, in each case at then-prevailing market prices, as promptly as reasonably practicable and in no case later than ten business days after the Merger. The Exchange Agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco common stock that would otherwise be entitled to receive such fractional shares of WBD common stock pursuant to the Merger.

The Reclassification

Pursuant to the terms of the Merger Agreement, as part of the Reclassification (as described in more detail under “Description of Capital Stock of Discovery and WBD”), all shares of Discovery capital stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will, at the effective time of the WBD charter, automatically be reclassified and converted into shares of WBD common stock.

Each share of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and converted into one share of WBD common stock.

Each share of Discovery Series A-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and converted into 13.11346315 shares of WBD common stock.

Each share of Discovery Series C-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into such number of shares of WBD common stock as the number of shares of Discovery Series C common stock such share of Discovery Series C-1 preferred stock would have been convertible into immediately prior to the effective time of the WBD charter, which, as of September 30, 2021, would have been 19.3648 shares of WBD common stock.

Trading Markets

AT&T Common Stock

In the Distribution, AT&T will distribute to its stockholders all of the issued and outstanding shares of Spinco common stock, which will automatically convert into the right to receive a number of shares of WBD common stock in the Merger, by way of the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. Upon completion of the Transactions, holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases. AT&T stockholders who do not exchange all of their shares of AT&T common stock in the Exchange Officer will continue to hold their shares of AT&T common stock following the Distribution, subject to the same rights as before the Transactions, except that their shares of AT&T common stock will represent an interest in AT&T that no longer reflects the ownership and operation of the WarnerMedia Business. Shares of AT&T common stock will continue to be traded publicly on the NYSE. AT&T stockholders, to the extent they received Spinco common stock in the Distribution, will also hold shares of WBD common stock after the Transactions.

Spinco Common Stock

There currently is no trading market for Spinco common stock and no trading market will develop as a result of the Transactions.

WBD Common Stock

Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock are listed on Nasdaq under the symbols “DISCA,” “DISCB” and “DISCK,” respectively. There currently is no market for Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock. In the Reclassification, each share of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into one share of WBD common stock, each share of Discovery Series A-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into 13.11346315 shares of WBD common stock and each share of Discovery Series C-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into such number of shares of WBD common stock as the number of shares of Discovery Series C common stock such share of Discovery Series C-1 preferred stock would have been convertible into immediately prior to the effective time of the WBD charter, which, as of September 30, 2021, would have been 19.3648 shares of WBD common stock. Upon completion of the Transactions, holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases. Discovery intends to delist the Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock from Nasdaq and will use reasonable best efforts to cause the WBD common stock issuable in the Transactions to be authorized for listing on Nasdaq under the symbol “WBD.”

Background of the Transactions

The boards of directors and management teams of each of Discovery and AT&T regularly review their respective company’s performance, future growth prospects and overall strategic direction, as well as developments in the industries in which each company operates, and consider potential opportunities to strengthen their respective businesses and enhance stockholder value. For each company, these reviews have included consideration of potential transactions involving third parties—and in AT&T’s case have included the recent consummation of transactions involving third parties for other segments of AT&T’s business—that would further its strategic objectives and the possible benefits and risks of those transactions in light of, among other things, the business environment facing the industries in which it operates and each company’s competitive position. In addition, from time to time, members of the respective management teams of Discovery and AT&T meet with the management of other companies within the industries in which each company operates, including each other, to discuss industry developments and potential strategic transactions.

From time to time, AT&T has had discussions with LionTree LLC (“LionTree”) and Goldman Sachs & Co. LLC (“Goldman”) as financial advisors, and Sullivan & Cromwell LLP (“Sullivan & Cromwell”) as outside legal counsel, to further explore potential taxable and tax-free alternatives for divesting all or part of the WarnerMedia Business. In connection with those discussions, AT&T engaged LionTree and Goldman as AT&T’s financial advisors and Sullivan & Cromwell as AT&T’s outside legal counsel.

On February 13, 2021, David Zaslav, President and Chief Executive Officer of Discovery, reached out to John Stankey, Chief Executive Officer of AT&T. During the resulting call between Messrs. Zaslav and Stankey that day, Mr. Zaslav discussed with Mr. Stankey the idea of potentially combining Discovery with the WarnerMedia Business.

On the morning of March 2, 2021, Messrs. Zaslav and Stankey met in person to continue discussions regarding a possible combination of Discovery and the WarnerMedia Business.

Later on March 2, 2021, Mr. Zaslav called Robert Miron, the Chairman of the Discovery Board, and Steven Miron, a director and representative of Advance/Newhouse, a significant stockholder of Discovery. During this call, Mr. Zaslav asked whether Advance/Newhouse would consider relinquishing the special rights (the “Special Rights”) associated with its ownership of Discovery Series A-1 preferred stock, including, among others, a consent right in respect of any material amendment to the certificate of incorporation of Discovery, any merger or similar transaction involving Discovery, any reclassification of Discovery’s equity interests, and certain related party transactions and acquisitions or dispositions with a value in excess of $250 million. In light of the Special Rights, Advance/Newhouse would have a consent right with respect to the potential transaction. Representatives of Advance/Newhouse indicated that they would need further information before they could consider that request and determine whether to support a transaction. Mr. Zaslav also separately called John Malone, a director and another significant stockholder of Discovery. In these calls, Mr. Zaslav recounted his meeting with Mr. Stankey. Over the next few days, Mr. Zaslav discussed the proposed transaction and his meeting with Mr. Stankey with Discovery directors Robert Bennett and Paul Gould.

After their initial in person meeting on March 2, 2021, and following Mr. Zaslav’s discussions with members of the Discovery Board, Messrs. Zaslav and Stankey continued to discuss the potential for a possible combination of Discovery and the WarnerMedia Business on a number of calls over the course of March 2021. During those calls, Messrs. Zaslav and Stankey discussed preliminary views as to the relative values of Discovery and the WarnerMedia Business and the proposed capital structure of a combined company, and Mr. Stankey indicated that AT&T would be interested only in a business combination that would result in a straightforward governance structure with a single class of common stock having no special governance rights.

In mid-March 2021, Discovery engaged Allen & Company as financial advisor to Discovery with respect to the proposed transaction in light of, among other factors, Allen & Company’s reputation, experience and familiarity with Discovery and the industries in which Discovery and WarnerMedia operate. Mr. Gould, a director of Discovery, is a Managing Director and Executive Vice President of Allen & Company.

On March 30, 2021, Discovery and AT&T entered into a non-disclosure agreement to facilitate the exchange of information in connection with the parties’ evaluation of the proposed transaction.

Also on March 30, 2021, Mr. Zaslav, together with other members of Discovery’s senior management team and representatives from Allen & Company, provided Messrs. Malone and Gould with an update on the status of the proposed transaction, including possible transaction structures under consideration.

On March 31, 2021, Mr. Zaslav met with Discovery director Ken Lowe and updated him about the proposed transaction and his discussions with AT&T to date.

On April 1, 2021, Messrs. Zaslav and Stankey, together with other members of the senior management teams of Discovery and AT&T, met in person to discuss the proposed transaction. During the meeting, Discovery and AT&T discussed certain prospective financial information with respect to Discovery and the WarnerMedia Business, respectively, as well as their preliminary views as to the relative values of Discovery and the WarnerMedia Business and the proposed capital structure of the combined company.

Also on April 1, 2021, Mr. Zaslav, together with other members of Discovery’s senior management, provided Messrs. Malone, Gould and Bennett as well as Messrs. R. Miron and S. Miron with an update on the status of the proposed transaction.

On April 2, 2021, Bruce Campbell, Discovery’s Chief Development, Distribution & Legal Officer, had a call with representatives of Advance/Newhouse updating them on the proposed transaction.

On April 3, 2021, members of senior management of Discovery and Advance/Newhouse and representatives from Debevoise & Plimpton LLP (“Debevoise”), outside legal counsel to Discovery, and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), outside legal counsel to Advance/Newhouse, had a call to discuss the proposed transaction.

From time to time during the period commencing on April 3, 2021 through the execution of definitive agreements for the proposed transaction on May 17, 2021, in addition to the discussions summarized below, Discovery and AT&T, and their respective advisors, participated in various calls during which they, among other things, (1) discussed due diligence matters, (2) discussed various terms of the proposed transaction, including, among other things, economic terms, tax matters, employee matters, regulatory approvals and stockholder commitments in support of the transaction, and (3) updated each other on various other work streams related to the proposed transaction.

On April 6, 2021, members of management of Discovery and representatives from Debevoise had a call with members of management of AT&T and representatives from Sullivan & Cromwell to discuss possible structures for the proposed transaction.

On April 8, 2021, members of management of Discovery and representatives from Debevoise had a follow-up call with members of management of AT&T and representatives from Sullivan & Cromwell to discuss possible structures for the proposed transaction.

Between April 1, 2021 and April 10, 2021, Messrs. Zaslav and Stankey continued discussions regarding the proposed transaction, including with respect to economic terms. During these discussions, Mr. Zaslav initially proposed that AT&T’s stockholders would receive 65% of the outstanding shares of the combined company post-closing on a fully diluted basis, with Discovery stockholders holding the remaining 35%, and that the WarnerMedia Business would be transferred to Discovery with debt in the amount of $40 to $42 billion. Mr. Stankey noted that AT&T’s position was that AT&T’s stockholders should receive 75% of the outstanding shares of the combined company post-closing on a fully diluted basis. Mr. Zaslav indicated that Discovery would not be willing to accept AT&T’s proposal. Messrs. Zaslav and Stankey agreed to work with their respective advisors to refine each company’s analysis with respect to relative valuations and continue discussions.

On April 9, 2021, each of Discovery and AT&T provided the other party with access to virtual data rooms to facilitate the parties’ respective due diligence work streams.

Between April 10, 2021 and April 18, 2021, representatives of Discovery and AT&T, and their respective financial advisors, continued discussions regarding the proposed transaction. During this period, AT&T reviewed with Discovery and its representatives certain prospective financial information with respect to the WarnerMedia Business.

On April 18, 2021, having determined that no material progress had been made between the parties with respect to relative valuations and other key deal terms, AT&T revoked Discovery’s and its advisors’ access to AT&T’s data room. Also on April 18, 2021, a representative of LionTree had a call with Mr. Zaslav regarding the status of the proposed transaction and whether there was a path for continued engagement between the parties.

On April 19, 2021, Mr. Zaslav, together with other members of Discovery’s senior management team and representatives from Allen & Company, provided Messrs. Malone and Gould with an update on the status of the proposed transaction.

On April 21, 2021, Mr. Zaslav, together with other members of Discovery’s senior management team and representatives from Debevoise and Allen & Company, had a call with representatives of Advance/Newhouse and representatives from RBC Capital Markets (“RBC Capital Markets”), financial advisor to Advance/Newhouse, and Paul Weiss to discuss the proposed transaction and the status thereof, including the strategic benefits of combining Discovery with the WarnerMedia Business.

On April 23, 2021, the Executive Committee (the “Discovery Executive Committee”) of the Discovery Board held a meeting during which the committee discussed the proposed transaction. Members of management of Discovery and representatives from Debevoise and Allen & Company were also present during portions of the meeting. During the meeting, Mr. Zaslav updated the Discovery Executive Committee on initial discussions with AT&T with respect to the proposed transaction, and noted that Mr. Stankey had expressed interest in a transaction and had discussed it with the AT&T board of directors. Mr. Zaslav sought confirmation of the Discovery Executive Committee’s support for continued discussions concerning the proposed transaction, and proceeded to review and discuss certain preliminary financial and other information for the proposed transaction. Mr. Zaslav and other members of management of Discovery reviewed long-range plan forecasts for Discovery prepared by Discovery management, as well as long-range forecasts for the WarnerMedia Business based on information provided by AT&T. With respect to the Discovery forecasts, Gunnar Wiedenfels, Discovery’s Chief Financial Officer, provided both a “Management Case” reflecting management’s then current best estimates as to the future financial performance of the company, as well as an “Advocacy Case” which reflected more optimistic assumptions on various parameters. Mr. Wiedenfels recommended that the Discovery Executive Committee focus its attention on the “Management Case”. Allen & Company discussed with the Discovery Executive Committee certain preliminary financial aspects of the proposed transaction. Following discussion, the Discovery Executive Committee directed management to continue to negotiate the terms of the proposed transaction and to report back to the full Discovery Board as negotiations with AT&T progressed.

On April 25, 2021, Mr. Zaslav, together with other members of Discovery’s senior management team and representatives from Debevoise and Allen & Company, had a call with representatives of Advance/Newhouse and representatives from Paul Weiss and RBC Capital Markets to discuss the proposed transaction, the status of the various work streams and certain financial matters.

Also on April 25, 2021, Messrs. Zaslav and Stankey had a call regarding the potential terms of the proposed transaction. During the call, Mr. Zaslav proposed that AT&T’s stockholders receive 68% of the outstanding shares in post-closing Discovery on a fully diluted basis with debt transferring with the WarnerMedia Business equal to $42 billion. Mr. Stankey did not provide a counteroffer to this proposal at that time.

After discussions resumed between the parties, AT&T reinstated access to the AT&T virtual data room for Discovery and its advisors.

On April 27, 2021, AT&T shared a draft term sheet for the proposed transaction with Discovery. The AT&T draft term sheet provided, among other things, that (1) the proposed transaction would be effected through a Reverse Morris Trust structure, (2) AT&T’s stockholders would receive 73% of the outstanding shares in post-closing Discovery on a fully diluted basis, with the WarnerMedia Business transferring with debt in the amount of $44 billion, (3) post-closing Discovery would have a 13-person board, which initially would be classified into three classes (with terms ending on the first, second and third annual meeting of Discovery’s stockholders, respectively, following the closing of the proposed transaction), but which subsequently would be declassified such that following the end of each director’s initial term, that director’s seat would thereafter be filled for only a one-year term, with the board as of immediately following closing being comprised of seven directors designated by AT&T (including the Chairperson of the board) and six directors designated by Discovery (including the Discovery Chief Executive Officer), (4) Advance/Newhouse’s preferred stock (including the Special Rights) would be eliminated and Discovery’s capital structure would be collapsed into a single class of common stock with each share of common stock having one vote, (5) Mr. Zaslav would continue to serve as the Chief Executive Officer of Discovery following the closing of the proposed transaction and (6) AT&T’s Crunchyroll and Playdemic assets would not be included in the WarnerMedia Business as part of the proposed transaction.

Also on April 27, 2021, the Discovery Board held a meeting during which it discussed the proposed transaction. Steven Newhouse (a board observer), members of management of Discovery and representatives from Debevoise and Allen & Company were also present during portions of the meeting. During the meeting, Mr. Zaslav updated the full Discovery Board on the proposed transaction and the discussions that he had with Mr. Stankey of AT&T, and noted that Mr. Stankey had expressed continued interest in the proposed transaction and had discussed it with the AT&T board of directors. Mr. Zaslav and other members of management of

Discovery also discussed the strategic rationale for the proposed transaction, discussed potential synergies and reviewed long-range plan forecasts for Discovery prepared by Discovery management, as well as long-range forecasts for the WarnerMedia Business based on information provided by AT&T. With respect to the Discovery forecasts, Mr. Wiedenfels provided both a “Management Case” reflecting management’s then current best estimates as to the future financial performance of the company, as well as an “Advocacy Case” which reflected more optimistic assumptions on a number of parameters. Mr. Wiedenfels recommended the Discovery Board focus its attention on the “Management Case”. Allen & Company discussed with the Discovery Board certain preliminary financial aspects of the proposed transaction. Mr. Zaslav noted that AT&T had sent a draft term sheet earlier that day in which it proposed that its stockholders obtain 73% of the post-closing equity on a fully diluted basis and that the WarnerMedia Business would transfer with debt in the amount of $44 billion. Mr. Zaslav noted that he had proposed to Mr. Stankey on April 25, 2021 that AT&T‘s stockholders receive 68% of the post-closing equity on a fully diluted basis and also noted that Discovery was seeking to limit the amount of debt to be incurred by the WarnerMedia Business prior to closing for purposes of facilitating a distribution from the WarnerMedia Business to AT&T, such that the amount of debt transferring with the WarnerMedia Business would not exceed $42 billion. The Discovery Board discussed the advisability of some flexibility on these points to find a middle ground acceptable to both parties. Following discussion, the Discovery Board directed management to continue to negotiate the terms of the proposed transaction and to report back to the Discovery Board as negotiations with AT&T progressed.

On April 28, 2021, Mr. Zaslav called Mr. Stankey to present Discovery’s counterproposal to the AT&T draft term sheet. Discovery’s counterproposal contemplated that (1) AT&T’s stockholders would receive 70% of the equity ownership in post-closing Discovery on a fully diluted basis with debt transferring with the WarnerMedia Business in the amount of $43 billion and (2) Discovery and AT&T would agree in good faith on how to treat free cash flows during the period from signing to closing as part of negotiating the definitive documentation for the proposed transaction. Mr. Stankey indicated that AT&T would consider the Discovery counterproposal, and noted that AT&T would also request that its Xandr business not be included with the WarnerMedia Business.

On April 29, 2021, Discovery sent a revised draft term sheet to AT&T reflecting Discovery’s positions. Following Discovery sharing the revised draft term sheet, Messrs. Zaslav and Stankey, together with other members of the senior management teams of Discovery and AT&T, engaged in further negotiations with respect to the equity ownership interest in post-closing Discovery to be received by AT&T’s stockholders and the amount of debt transferring with the WarnerMedia Business. Mr. Stankey indicated that AT&T was not willing to agree to a 70% equity ownership interest for AT&T’s stockholders. After discussion, the senior management teams of Discovery and AT&T agreed, subject to approval of their respective boards of directors, that AT&T’s stockholders would receive 71% of the equity ownership in post-closing Discovery on a fully diluted basis and that the debt transferring with the WarnerMedia Business would be in the amount of $43 billion. Discovery also accepted the other terms set forth in AT&T’s April 27, 2021 draft term sheet, including with respect to the proposed transaction structure and post-closing governance and capital structure of Discovery. The parties also agreed to work together to reach an agreement on the treatment of pre-closing cash flow.

Also on April 29, 2021, Mr. Zaslav, together with other members of Discovery’s senior management team, had a call with representatives of Advance/Newhouse to discuss the current status of the negotiations with AT&T and whether Advance/Newhouse would be prepared to support the proposed transaction. During such call, representatives of Advance/Newhouse indicated that, while they understood the strategic rationale for exploring a transaction of the type being discussed, Advance/Newhouse would need further information to determine whether it would be prepared to support the proposed transaction.

On April 30, 2021, representatives of Advance/Newhouse called Mr. Zaslav, indicating that, while Advance/Newhouse would be willing to consider supporting the proposed transaction depending on its terms, Advance/Newhouse would not be prepared to approve the proposed transaction unless Advance/Newhouse was appropriately compensated for the relinquishment of the Special Rights as part of the proposed transaction. Advance/Newhouse’s representatives did not make a specific proposal.

Also on April 30, 2021, the Discovery Board held a meeting during which it discussed the proposed transaction. Members of management of Discovery and representatives from Debevoise and Allen & Company were also present for portions of the meeting. Mr. Zaslav and other members of management of Discovery informed the Discovery Board of the most recent discussions with AT&T with respect to the proposed transaction, including the results of the term sheet negotiations. After discussion, the Discovery Board authorized management to continue negotiations and seek to enter into definitive agreements with respect to a transaction with AT&T on the terms discussed. Mr. Campbell noted that the consent of the holders of Discovery Series A-1 preferred stock, which was beneficially owned by Advance/Newhouse, would be required to approve the transaction. The Discovery Board also determined that, if Advance/Newhouse were to require additional consideration in connection with its consent and related relinquishment of the Special Rights associated with the Discovery Series A-1 preferred stock, it would be advisable for the Discovery Board to form an independent transaction committee to engage in negotiations with Advance/Newhouse with respect to the terms on which Advance/Newhouse would be prepared to consent to the proposed transaction and relinquish the Special Rights. Dr. Malone, who given his ownership of Series B Common Stock had the ability to block the reclassification of Discovery stock that would form part of the proposed transaction (but did not have other special rights of the type held by Advance/Newhouse), had previously indicated to Discovery’s senior management that he would not seek any additional consideration with respect to conversion of his shares of Series B common stock, which represented approximately 1% of the economic interests in Discovery’s equity and approximately 20% of the voting shares of Discovery as of May 14, 2021, in connection with the proposed transaction. Mr. Campbell undertook to work with outside counsel to identify members of the Discovery Board who could satisfy the necessary independence requirements to serve on an independent transaction committee formed to negotiate the terms upon which Advance/Newhouse would relinquish the Special Rights and provide its consent to the proposed transaction.

Also on April 30, 2021, members of management of Discovery, together with representatives from Debevoise, Allen & Company and KPMG LLP (“KPMG”), tax advisor to Discovery, had a call with members of management of AT&T and representatives from Sullivan & Cromwell, LionTree and Ernst & Young LLP (“EY”), tax advisor to AT&T, to further discuss the transaction structure for the proposed transaction. The parties and their respective advisors also discussed the status and timing for various work streams, including due diligence and preparation of transaction documents.

On May 1, 2021, members of management of Discovery and AT&T, together with representatives from Debevoise, Sullivan & Cromwell, Allen & Company and KPMG, had a call discussing the contemplated financing for the proposed transaction, including the rating agency process.

On May 3, 2021, members of management of Discovery and AT&T, with their respective advisors in attendance, had calls to discuss (i) potential synergies that could result from the proposed transaction, (ii) human resources aspects of the proposed transaction, (iii) financial due diligence, (iv) legal due diligence and (v) tax due diligence. Later that day, Debevoise shared an initial draft term sheet with respect to the Tax Matters Agreement (“TMA Term Sheet”) with Sullivan & Cromwell.

Also on May 3, 2021, Sullivan & Cromwell shared an initial draft of the Merger Agreement with Debevoise. The initial draft of the Merger Agreement reflected the parties’ contemplated Reverse Morris Trust transaction structure and conditioned the closing on the receipt of a favorable private letter ruling from the IRS with respect to the intended tax treatment of the proposed transaction. The draft allowed each of Discovery and AT&T, in certain circumstances, to discuss “acquisition proposals” with third parties and to terminate the Merger Agreement to accept a “superior proposal”, even though only Discovery would need to obtain stockholder approval in connection with the proposed transaction and therefore would be required to preserve the ability to be able to consider acquisition proposals pending such approval. The draft also contemplated voting agreements in support of the transaction, which Sullivan & Cromwell had separately indicated to Debevoise that AT&T expected Dr. Malone and Advance/Newhouse would enter into contemporaneously with the execution of the Merger Agreement (the “Voting Agreements”). The draft further provided that AT&T would have the right to direct the process of securing all regulatory approvals, that the parties would have limitations on their obligations with respect to obtaining regulatory approvals for the proposed transaction and that following the proposed transaction Discovery would have a single class of common stock as its sole capital stock outstanding with no special governance rights.

On May 4, 2021, members of management of Discovery and AT&T, together with representatives from Debevoise, Allen & Company, LionTree, Goldman and KPMG, participated in a call during which the parties discussed the timeline to an announcement of the proposed transaction and the status of the various work streams.

Also on May 4, 2021, members of management of Discovery and AT&T, together with representatives from Allen & Company and LionTree, had a call regarding upcoming scheduled discussions with rating agencies.

On May 5, 2021, representatives from Sullivan & Cromwell and Debevoise had a call to discuss the initial draft of the Merger Agreement and the status of various work streams. With respect to the Merger Agreement, the Debevoise representatives noted that the draft’s approach to AT&T’s ability to terminate the proposed transaction to accept a superior proposal for the WarnerMedia Business was an area of concern to Discovery. Later that day, Sullivan & Cromwell shared an initial draft of the Separation and Distribution Agreement with Debevoise.

Also on May 5, 2021, members of management of Discovery and AT&T, together with representatives from Debevoise, KPMG, EY and Sullivan & Cromwell, had a call to discuss the structure for the proposed transaction and the TMA Term Sheet. In addition, members of management of Discovery and AT&T, together with representatives from Allen & Company, LionTree and Goldman, had a call during which they reviewed the materials to be shared with the rating agencies, including Discovery’s “Management Case” financial forecasts.

On May 6, 2021, members of management of Discovery and AT&T, together with representatives from Goldman, made a presentation with respect to the proposed transaction to Moody’s Investors Service, and held subsequent follow-up discussions among themselves regarding this presentation.

Also on May 6, 2021, the Discovery Compensation Committee held a meeting during which it discussed a potential new employment agreement for Mr. Zaslav in connection with the proposed transaction. A representative of Debevoise summarized the key terms of Mr. Zaslav’s existing employment agreement and noted that the proposed transaction would qualify as a change of control under Mr. Zaslav’s existing employment agreement, giving Mr. Zaslav the right to terminate his existing employment agreement and receive a cash severance payment along with accelerated vesting of certain of his equity awards. The members of the Discovery Compensation Committee determined that, since one of the key terms of the proposed transaction as agreed in the term sheet with AT&T was that Mr. Zaslav would continue to lead Discovery following a proposed transaction, it was in Discovery’s best interest to negotiate a new employment agreement with Mr. Zaslav. Mr. S. Miron, Mr. Campbell, Tara Smith, Senior Vice President, Securities and Executive Compensation and Corporate Secretary of Discovery, and representatives from Debevoise and The Croner Company (“Croner”), independent executive compensation consultant for the Discovery Compensation Committee, were also present during portions of the meeting.

Also on May 6, 2021, Sullivan & Cromwell shared a revised TMA Term Sheet with Discovery, Debevoise and KPMG.

On May 7, 2021, members of management of Discovery and AT&T, together with representatives from Goldman, made a presentation with respect to the proposed transaction to S&P Global Ratings, and held subsequent follow-up discussions among themselves regarding this presentation.

Also on May 7, 2021, members of management of Discovery and AT&T, together with representatives from Allen & Company, LionTree and KPMG, discussed various outstanding items with respect to the proposed transaction.

Also on May 7, 2021, the Discovery Compensation Committee held a meeting during which it further discussed a potential new employment agreement for Mr. Zaslav in connection with the proposed transaction. Mr. S. Miron and a representative from Croner were also present during portions of the meeting.

Also on May 7, 2021, ahead of a scheduled in-person meeting among members of management of Discovery and AT&T and their respective advisors on May 10, 2021, Debevoise shared an issues list with Sullivan & Cromwell, setting forth the key business issues in the Merger Agreement and the Separation and Distribution Agreement to be discussed.

On May 8, 2021, Mr. Campbell had a call with representatives from Advance/Newhouse updating them on the current status of negotiations regarding the proposed transaction as well as certain due diligence matters.

Also on May 8, 2021, Discovery engaged J.P. Morgan, which initially had been contacted by Discovery regarding the potential transaction on or about February 13, 2021, as an additional financial advisor to Discovery with respect to the transaction in light of, among other factors, J.P. Morgan’s reputation, experience and familiarity with Discovery and AT&T and the industries in which Discovery and the WarnerMedia Business operate.

Also on May 8, 2021, the Discovery Compensation Committee held a meeting during which it further discussed a potential new employment agreement for Mr. Zaslav in connection with the proposed transaction. Mr. S. Miron and representatives from Debevoise and Croner were also present during portions of the meeting. During the meeting, Mr. Gould provided an update on his discussions with Mr. Zaslav regarding Mr. Zaslav’s potential new employment agreement.

Also on May 8, 2021, Sullivan & Cromwell shared an initial draft of the Employee Matters Agreement with Debevoise. The initial draft provided for AT&T’s proposed approach with respect to the obligations of Discovery, the WarnerMedia Business and AT&T as to current and former employees of the WarnerMedia Business and the covenants of the parties with respect to the employment and compensation of these individuals following the closing of the proposed transaction.

On May 9, 2021, Paul Weiss and RBC Capital Markets had a call with Debevoise and Allen & Company to discuss the status of the proposed transaction and related matters. Consistent with previous discussions, Paul Weiss and RBC Capital Markets advised that while Advance/Newhouse remained in favor of continuing to explore the proposed transaction, Advance/Newhouse was not able to determine whether it would be willing to support the proposed transaction at such time.

Also on May 9, 2021, the Discovery Compensation Committee held a meeting during which it further discussed the potential new employment agreement for Mr. Zaslav in connection with the proposed transaction. Mr. S. Miron and representatives from Debevoise and Croner were also present during portions of the meeting. During the meeting, Mr. Gould provided an update on his latest discussions with Mr. Zaslav regarding Mr. Zaslav’s potential new employment agreement. The Discovery Compensation Committee then agreed on a proposal for Mr. Zaslav to be presented to and discussed with the Discovery Board.

Also on May 9, 2021, the Discovery Board held a meeting to discuss the proposed transaction. Mr. S. Newhouse, members of management of Discovery and representatives from Debevoise and Croner were also present during portions of the meeting. Mr. Zaslav summarized the status of the discussions with AT&T, including the recent meetings held with rating agencies and the status of the financing arrangements for the proposed transaction, noting that members of management of Discovery and AT&T and their respective advisors would meet in person the following day to review open points and that the goal of the parties was to be in a position to sign definitive agreements by May 17, 2021. Mr. Zaslav and several other members of management of Discovery then left the meeting, and the Discovery Board discussed the new employment agreement for Mr. Zaslav. Mr. Gould explained that the Discovery Compensation Committee had been advised that the proposed transaction would qualify as a change of control under Mr. Zaslav’s existing employment agreement, giving Mr. Zaslav the right to terminate his agreement and receive a cash severance payment along with accelerated vesting of certain of his equity awards. Mr. Gould further explained that, since Mr. Zaslav would be expected to continue to lead Discovery following the closing of the proposed transaction, Mr. Zaslav’s existing employment agreement would need to be amended. Mr. Gould noted that the Discovery Compensation Committee had discussed the matter with Mr. Zaslav and his advisors and that Mr. Zaslav had indicated that he would like to address these amendments through a new employment agreement. Mr. Gould then described the terms of the proposal that the Discovery Compensation Committee had prepared to provide to Mr. Zaslav. Following discussion, the Discovery Board directed the Discovery Compensation Committee to continue the negotiations with Mr. Zaslav and to keep the Discovery Board informed of the status thereof.

Also on May 9, 2021, Sullivan & Cromwell shared a high-level agenda for the meeting among members of management of Discovery and AT&T and their respective advisors scheduled for the following day. Later on May 9, 2021, Debevoise shared a revised draft of the Merger Agreement with Sullivan & Cromwell. The revised draft, among other things, removed AT&T’s ability to terminate the Merger Agreement to accept a superior proposal and provided that Discovery and AT&T would jointly control the regulatory approval process. The revised draft further provided that both parties would agree to regulatory conditions so long as, among other things, they would not materially and adversely affect Discovery (including the WarnerMedia Business) going forward.

Also on May 9, 2021, Debevoise shared a revised TMA Term Sheet with Sullivan & Cromwell. Later that day, members of management of Discovery and AT&T, together with representatives from Debevoise, KPMG, EY and Sullivan & Cromwell, had a call to discuss the TMA Term Sheet and resolve open points. Debevoise and Sullivan & Cromwell continued negotiating and exchanging drafts of the TMA Term Sheet through May 13, 2021.

On May 10, 2021, members of management of Discovery and AT&T, together with representatives from Debevoise, Allen & Company, Sullivan & Cromwell, LionTree and Goldman, met to discuss key outstanding items with respect to the proposed transaction and the main transaction agreements, including AT&T’s request that it have the right to terminate the Merger Agreement to accept a superior proposal for the WarnerMedia Business, the approach to the regulatory efforts provisions, the treatment of cash flow of the WarnerMedia Business during the period between signing and closing and the allocation of transaction expenses in various scenarios.

Also on May 10, 2021, the Discovery Compensation Committee held a meeting further discussing the proposed new employment agreement for Mr. Zaslav in connection with the proposed transaction. Mr. S. Miron and representatives from Debevoise and Croner were also present during portions of the meeting. Mr. Gould provided an update on his latest discussions with Mr. Zaslav. The Discovery Compensation Committee then agreed on an updated proposal and authorized Mr. Gould to present this proposal to Mr. Zaslav.

On May 11, 2021, Debevoise shared a revised draft of the Separation and Distribution Agreement with Sullivan & Cromwell, and Sullivan & Cromwell shared a revised draft of the TMA Term Sheet with Debevoise.

Also on May 11, 2021, members of management of Discovery participated in a call during which they responded to due diligence questions related to the proposed transaction from representatives of Advance/Newhouse and RBC Capital Markets. Representatives from Allen & Company also attended this call.

Also on May 11, 2021, Mr. Zaslav called Mr. Stankey to discuss certain outstanding points in the draft Merger Agreement, including the parties’ disagreement over whether AT&T would have the ability, under certain circumstances, to terminate the proposed transaction with Discovery should it receive a superior proposal for the WarnerMedia Business. Mr. Zaslav noted that, to the extent the parties were not able to find a path forward on these points over the next few days, Discovery was prepared to end the discussions regarding the proposed transaction. Mr. Stankey informed Mr. Zaslav that, in order for AT&T to consider accommodating Discovery’s position, AT&T would require that Discovery be committed to the proposed transaction to the fullest extent consistent with the Discovery Board’s fiduciary duties to Discovery’s stockholders. Mr. Stankey and Mr. Zaslav agreed that they would discuss these matters further with counsel and their respective boards of directors.

Also on May 11, 2021, the Discovery Board held a meeting discussing the proposed transaction. Mr. S Newhouse, members of management of Discovery and representatives from Debevoise and Croner were also present during portions of the meeting. Mr. Zaslav summarized the status of the discussion with AT&T, noting that AT&T was continuing to seek the ability to terminate the proposed transaction to accept a superior proposal, a position which Discovery had continued to reject. Mr. Wiedenfels provided an update on financial aspects of the proposed transaction. Mr. Zaslav and several other members of management of Discovery then left the meeting. The Discovery Board then discussed the status of the proposed new employment agreement for Mr. Zaslav, with Mr. Gould providing the board with an update on the Discovery Compensation Committee’s negotiations with Mr. Zaslav.

Also on May 11, 2021, the Discovery Compensation Committee held a meeting during which it further discussed the proposed new employment agreement for Mr. Zaslav in connection with the proposed transaction. Mr. S. Miron and representatives from Debevoise and Croner were also present during portions of the meeting. Mr. Gould provided an update on his latest discussions with Mr. Zaslav regarding the proposed new employment agreement. The Discovery Compensation Committee then agreed on an updated proposal and authorized Mr. Gould to present this proposal to Mr. Zaslav.

Also on May 11, 2021, Debevoise and Sullivan & Cromwell discussed Debevoise’s mark-up of the Merger Agreement, and considered potential approaches to the provisions relating to AT&T’s ability to consider a superior proposal for the WarnerMedia Business.

On May 12, 2021, Sullivan & Cromwell shared a revised draft of the Merger Agreement with Debevoise. The revised draft continued to contain a right for AT&T to terminate the Merger Agreement to accept a superior proposal for the WarnerMedia Business. AT&T accepted Discovery’s regulatory efforts proposal with some adjustments, including that the parties would identify certain regulatory filing requirements after signing. The draft also included a proposal on the sharing of expenses in certain scenarios. Debevoise shared the revised draft of the Merger Agreement with Paul Weiss and Advance/Newhouse.

Also on May 12, 2021, Debevoise shared with Sullivan & Cromwell a revised draft of the Employee Matters Agreement and a proposal with respect to the treatment of interim cash flow between signing and closing and certain other provisions related to the purchase price adjustment to the Special Cash Payment in the Separation and Distribution Agreement.

Also on May 12, 2021, the Discovery Compensation Committee held a meeting discussing the remaining outstanding items with respect to the proposed new employment agreement for Mr. Zaslav in connection with the proposed transaction. Mr. S. Miron, Ms. Smith and representatives from Debevoise and Croner were also present during portions of the meeting.

Also on May 12, 2021, the Discovery Board held a meeting discussing the proposed transaction. Steven Newhouse, members of management of Discovery and representatives from Debevoise were also present during portions of the meeting. Mr. Zaslav updated the Discovery Board on the status of the ongoing discussions with AT&T, including AT&T’s continued desire to be able to terminate the proposed transaction to accept a superior proposal for the WarnerMedia Business. Following discussion, the Discovery Board reiterated its view that AT&T’s position was not acceptable to Discovery. Thereafter, Mr. Zaslav left the meeting and Mr. Gould proceeded with updating the Discovery Board on the status of the Discovery Compensation Committee’s negotiations with Mr. Zaslav regarding his new employment agreement. Next, Messrs. R. Miron, S. Miron and

Newhouse and Ms. Swain left the meeting and Mr. Zaslav rejoined, following which the rest of the meeting was devoted to discussing the formation of an independent transaction committee of the Discovery Board for purposes of negotiating certain matters with Advance/Newhouse in its capacity as the beneficial owner of all of the Discovery Series A-1 preferred stock in connection with the proposed transaction, given that Advance/Newhouse’s consent was required to effect the proposed transaction and AT&T had made clear that it would require that the proposed transaction be supported by Advance/Newhouse and Dr. Malone. The Discovery Board discussed the terms of the certificate of incorporation with respect to the Discovery Series A-1 preferred stock, including Advance/Newhouse’s consent right over the proposed transaction and the contemplated reclassification in connection with the proposed transaction that would, among other things, eliminate the Special Rights, as well as the fact that representatives of Advance/Newhouse had indicated that Advance/Newhouse would seek additional consideration in connection with its consent and agreement to relinquish the Special Rights in connection with the proposed transaction, even though no formal proposal as to the additional consideration had yet been made. Following discussion, the Discovery Board adopted resolutions establishing an independent transaction committee (the “Independent Committee”) to negotiate the terms of potentially obtaining the consent of Advance/Newhouse to the proposed transaction as the beneficial owner of the Discovery Series A-1 preferred stock, and the terms upon which Advance/Newhouse would be willing to relinquish the Special Rights, and, after determining that each of them was independent and disinterested relative to Advance/Newhouse, designated Messrs. Bennett, Gould and J. David Wargo as members thereof. The resolutions further authorized the Independent Committee to select and retain independent legal and financial advisors of its choosing and provided that the Discovery Board would not approve providing consideration to Advance/Newhouse in connection with its consent to the proposed transaction as the beneficial owner of the Discovery Series A-1 preferred stock and the related relinquishment of the Special Rights in excess of the consideration to which Advance/Newhouse would be entitled pursuant to the conversion terms for its shares unless recommended by the Independent Committee.

Later on May 12, 2021, the Independent Committee conducted its initial meeting, during which the committee appointed Mr. Bennett as the Chairman of the Independent Committee and decided to retain Wachtell, Lipton, Rosen & Katz (“Wachtell”) and Perella Weinberg Partners (“PWP”) as its legal and financial advisors. At the invitation of the Independent Committee, Wachtell and PWP then joined the meeting. Wachtell gave an overview of the role and responsibilities of the Independent Committee, including discussion of the Independent Committee’s fiduciary responsibilities and various legal standards of review employed under Delaware law, as well as Discovery’s existing capital structure, the rights associated with Advance/Newhouse’s Discovery stock, including the Discovery Series A-1 preferred stock, and the terms of the contemplated reclassification in connection with the proposed transaction. Representatives of PWP also provided the Independent Committee with an overview of Discovery’s current capitalization, recent trading history and Advance/Newhouse’s historical equity ownership of Discovery stock.

On the evening of May 12, 2021, Paul Weiss communicated to Wachtell a proposal regarding the terms on which Advance/Newhouse would be willing to support the proposed transaction and relinquish the Special Rights (the “Advance/Newhouse Proposal”), and Wachtell provided the Advance/Newhouse Proposal to the Independent Committee. The Advance/Newhouse Proposal provided that, in exchange for supporting the proposed transaction and relinquishing the Special Rights, Advance/Newhouse would receive a premium, relative to the market value of the shares of common stock that Advance/Newhouse would receive upon the conversion of its existing investment in Discovery. The proposal included provisions that the incremental consideration would be payable in the form of additional shares of common stock and a newly issued class of convertible preferred stock, having a dividend rate of 6.5% per annum, a liquidation preference and certain post-closing consent and other rights, including a redemption right in favor of Advance/Newhouse after ten years and in favor of Discovery after seven years, subject to certain conditions. The Advance/Newhouse Proposal further provided for certain governance and other rights, including that Advance/Newhouse would have the right to appoint three directors to the Discovery Board following the closing of the proposed transaction for as long as Advance/Newhouse continued to hold at least 50% of the total shares of stock in Discovery that Advance/Newhouse held immediately following the closing of the proposed transaction.

On May 13, 2021, the Independent Committee convened another meeting, which was also attended by representatives of Wachtell and PWP. During the meeting, representatives of PWP reviewed with the Independent Committee PWP’s preliminary analyses of the terms of the Advance/Newhouse Proposal. PWP explained that its preliminary analyses estimated that the Advance/Newhouse Proposal provided for Advance/Newhouse to receive a 40.2% value premium with respect to the entirety of Advance/Newhouse’s interest in Discovery, and a 71.4% value premium on its Discovery Series A-1 preferred stock, assuming a market capitalization for the pro forma combined company based on Discovery’s current market value. Wachtell discussed with the Independent Committee its analysis of the legal terms of the Advance/Newhouse Proposal, including with respect to the terms of the new preferred security. Following discussion, the Independent Committee determined that it did not find the Advance/Newhouse Proposal acceptable, both in terms of the amount of consideration payable to Advance/Newhouse and the form in which it was payable. During a second meeting of the Independent Committee held later that day, representatives of PWP updated the Independent Committee on their discussion with RBC Capital Markets regarding the Advance/Newhouse Proposal, and the Independent Committee further discussed the Advance/Newhouse Proposal with representatives of PWP and Wachtell. Following this discussion, the Independent Committee asked representatives of PWP to prepare a preliminary analysis of a potential counterproposal based on the Independent Committee’s discussion of the Advance/Newhouse Proposal, which would be reviewed by the Independent Committee.

Also on May 13, 2021, Mr. Campbell had a call, together with representatives from Allen & Company, with Mr. McGaw and representatives from LionTree, to discuss certain outstanding economic points between the parties, including net working capital and treatment of employee equity awards.

Also on May 13, 2021, members of management of Discovery and AT&T, together with representatives from Debevoise, Allen & Company, Sullivan & Cromwell, LionTree and Goldman, had a call to discuss AT&T’s proposals on various open issues following a meeting of AT&T’s board of directors. Members of AT&T management advised that AT&T would be prepared to forego a right to terminate the Merger Agreement to accept a superior proposal for the WarnerMedia Business on the condition that Discovery agreed that it would not have a right to terminate the Merger Agreement for a superior proposal, that the Discovery stockholder meeting to approve the transaction would be required to occur regardless of any change of recommendation by the Discovery Board, and that Dr. Malone and Advance/Newhouse would provide voting agreements and Advance/Newhouse would provide a consent agreement in support of the proposed transaction. In the event these arrangements were challenged and limited or invalidated, AT&T would retain the right to consider a superior proposal for the WarnerMedia Business. AT&T proposed a mutual termination fee of approximately 3% of each party’s equity value. AT&T’s proposal also addressed certain other economic points that remained open between the parties, including those relating to the treatment of cash generated between signing and closing.

On the morning of May 14, 2021, the Independent Committee met again with its legal and financial advisors to discuss the Advance/Newhouse Proposal. Mr. Bennett updated the Independent Committee on the ongoing negotiations and expected timing of the proposed transaction with AT&T, as well as AT&T’s negative reaction to the terms of the Advance/Newhouse Proposal, which had been communicated by Mr. Zaslav to AT&T, including the post-closing consent rights and the proposed convertible preferred security. The Independent Committee also discussed the preliminary analysis regarding a potential counterproposal to Advance/Newhouse that representatives of PWP had prepared at the Independent Committee’s request. This analysis considered the pro forma impact on Advance/Newhouse and other Discovery stockholders of offering a premium to Advance/Newhouse and the potential value creation to Discovery’s stockholders from the proposed transaction with AT&T, including taking into account the impact of such additional consideration being payable to Advance/Newhouse. Later that morning, the Independent Committee reconvened for its second meeting of the day, a portion of which was attended by representatives of PWP and Wachtell, during which representatives of PWP provided the Independent Committee with an updated preliminary analysis of the Advance/Newhouse Proposal, including an analysis of the pro forma impact of offering additional consideration at different levels to Advance/Newhouse. Following the presentation by representatives of PWP, the Independent Committee continued its discussion regarding a counterproposal to be conveyed to Advance/Newhouse later that day.

Also on May 14, 2021, members of management of Discovery and AT&T, together with representatives from Debevoise, Allen & Company, Sullivan & Cromwell, LionTree and Goldman, had a follow-up call to discuss open points on the transaction documents.

Also on May 14, 2021, the directors of the Discovery Board not elected by Advance/Newhouse (the “common stock directors”) held a meeting to discuss the proposed transaction. Members of management of Discovery and representatives from Debevoise, Wachtell and PWP were also present during portions of the meeting. During the meeting, Mr. Zaslav updated the common stock directors on the status of the proposed transaction and the ongoing discussions with AT&T, noting that the goal was to seek the approval of the proposed transaction from the Discovery Board and the AT&T board of directors on Sunday, May 16, 2021. Mr. Campbell informed the common stock directors that there were relatively few remaining open economic points that were under continued discussion, but that there were a number of material issues on which AT&T had proposed compromise positions. Representatives of Debevoise informed the common stock directors of the Discovery Board that AT&T, having originally asked for the ability to terminate to accept a superior proposal, was now willing to agree to have this ability only in the event that the Voting Agreements to be provided by Advance/Newhouse and Dr. Malone and certain related provisions of the Merger Agreement were limited or invalidated in a legal proceeding. Representatives of Debevoise discussed AT&T’s proposal with the common stock directors. Prior to the meeting, the common stock directors also were provided with certain information from J.P. Morgan regarding its material relationships with Discovery, AT&T and certain related parties during the preceding two-year period. The Independent Committee reported on the status of its negotiations with Advance/Newhouse for its consent to the proposed transaction and the relinquishment of the Special Rights, noting that Advance/Newhouse had requested (1) significant consideration in connection with its consent and related relinquishment of the Special Rights in connection with the proposed transaction, part of which would be payable in the form of preferred stock in post-closing Discovery, and (2) the right to appoint three of the directors of the post-closing Discovery Board. The Independent Committee noted that, having discussed Advance/Newhouse’s request among themselves with the Independent Committee’s legal and financial advisors, the request was unacceptable both in quantum of the consideration and form in which it would be paid, and the Independent Committee provided a summary of the potential counterproposal to be delivered to Advance/Newhouse that afternoon.

Following the Independent Committee’s discussions at its prior meetings and the subsequent discussion during the meeting of the common stock directors of the Discovery Board, the Independent Committee members determined that Mr. Bennett should provide a counterproposal on behalf of the Independent Committee to Advance/Newhouse consisting of approximately a 30% premium with respect to the Discovery Series A-1 preferred stock (as compared to the market value of the shares of common stock Advance/Newhouse would be entitled to receive pursuant to the conversion terms of the Discovery Series A-1 preferred stock), which reflected approximately a 14% premium with respect to the market value of the shares of common stock Advance/Newhouse would be entitled to receive pursuant to the conversion terms of its total equity interest in Discovery, without the requested director designation and other requested governance rights, in connection with Advance/Newhouse’s consent and relinquishment of its preferred securities and the associated Special Rights in connection with the proposed transaction. Mr. Bennett conveyed this counterproposal during a call with Advance/Newhouse. As per discussions in that morning’s meetings of the Independent Committee, Mr. Bennett requested a response from Advance/Newhouse no later than noon the next day given the proposed timing for the proposed transaction with AT&T. Dr. Malone joined Mr. Bennett’s call with Advance/Newhouse, as the Independent Committee had agreed that including Dr. Malone may be beneficial in seeking Advance/Newhouse’s agreement to accept a lower amount of consideration. As the Independent Committee had noted during its earlier discussions, Dr. Malone had not requested a premium.

Also on May 14, 2021 and following the meeting of the common stock directors of the Discovery Board, the Independent Committee met again. During this meeting, Mr. Bennett provided a summary of his conversation with Advance/Newhouse in which he conveyed the Independent Committee’s counterproposal. The Independent Committee then reconvened again later during the evening of May 14, 2021, at which meeting Wachtell updated the Independent Committee on a discussion it had with Paul Weiss concerning the Independent Committee’s counterproposal. Wachtell reported that counsel for Advance/Newhouse had pushed back on the Independent Committee’s proposal, noting that Advance /Newhouse viewed the inclusion of a preferred stock component in the consideration as important and that Advance/Newhouse believed that it should receive more significant consideration in connection with its consent and relinquishment of the Special Rights than the Independent Committee had proposed. Wachtell noted that it had responded that the proposal communicated by Mr. Bennett reflected the Independent Committee’s position. Wachtell explained to the Independent Committee that it expected a more formal response to the Independent Committee’s proposal prior to noon the following day. The Independent Committee subsequently reconvened that evening and further discussed the telephonic feedback previously received by Wachtell from Paul Weiss. The Independent Committee agreed that, while waiting for a further response from Advance/Newhouse, Wachtell should contact Paul Weiss to reiterate the Independent Committee’s views concerning the Advance/Newhouse Proposal. Representatives of Wachtell and PWP were present during these meetings.

Also May 14, 2021, Debevoise shared an initial draft of the Tax Matters Agreement with Sullivan & Cromwell and Discovery shared a draft of Mr. Zaslav’s proposed new employment agreement with AT&T followed by a summary of the terms of the agreement the next day.

On the morning of May 15, 2021, the Independent Committee reconvened with its legal and financial advisors in advance of the expected receipt of Advance/Newhouse’s response to the Independent Committee’s counterproposal. Wachtell informed the Independent Committee that there had been no further communication from Advance/Newhouse’s counsel since a conversation between Wachtell and Paul Weiss the prior night following the Independent Committee’s last meeting, during which Wachtell had conveyed the Independent Committee’s position as the Independent Committee had instructed. Early that afternoon, the Independent Committee reconvened to discuss the status of negotiations with Advance/Newhouse, with Wachtell and representatives of PWP attending. Wachtell reported on a call with Paul Weiss, during which Paul Weiss had indicated that Advance/Newhouse was generally willing to accept the Independent Committee’s proposal and would be providing a revised term sheet in the next few hours. The Independent Committee agreed to reconvene later in the day following the receipt of the revised term sheet. Later that afternoon, Paul Weiss provided the revised term sheet containing the revised Advance/Newhouse proposal (the “Revised Advance/Newhouse Proposal”) and the Independent Committee reconvened with its legal and financial advisors. At this meeting, Wachtell representatives summarized the terms of the Revised Advance/Newhouse Proposal, which (1) accepted the Independent Committee’s proposal of approximately a 30% premium with respect to the Discovery Series A-1 preferred stock (as compared to the market value of the shares of common stock Advance/Newhouse would be entitled to receive pursuant to the conversion terms of the Discovery Series A-1 preferred stock), (2) provided for Advance/Newhouse to have the right to nominate one director to the Discovery Board post-closing as long as it owned more than 5% of the outstanding voting shares of Discovery, (3) provided for certain terms regarding regulatory cooperation, publicity and registration rights and (4) provided that Advance/Newhouse consent would be required for certain changes to the terms of the proposed transaction following signing of definitive documents. Later that evening, the Independent Committee reconvened, at which time the Revised Advance/Newhouse Proposal was further discussed among the Independent Committee and its legal and financial advisors. At the request of the Independent Committee, representatives of PWP reviewed with the Independent Committee its preliminary analyses of the Revised Advance/Newhouse Proposal, including, among other things, the potential benefits of the proposed transaction with AT&T versus Discovery continuing to operate on a stand-alone basis, the pro forma impact on Advance/Newhouse and other Discovery stockholders of offering additional consideration to Advance/Newhouse, the cost of such consideration being payable to Advance/Newhouse in the context of the potential future value creation of the proposed transaction with AT&T, and a review of precedent transactions that could be used to assist in evaluating any additional consideration to be received by Advance/Newhouse. Representatives of PWP further explained that the additional consideration to Advance/Newhouse proposed in the Revised Advance/Newhouse Proposal reflected approximately a 30% premium with respect to the Discovery Series A-1 preferred stock (as compared to the market value of the shares of common stock Advance/Newhouse would be entitled to receive pursuant to the conversion terms of the Discovery Series A-1 preferred stock), and approximately a 14% premium with respect to the market value of the shares of common stock Advance/Newhouse would be entitled to receive pursuant to the conversion terms of its total equity interest in Discovery. During and following the presentation by representatives of PWP, the Independent Committee continued its discussion of the Revised Advance/Newhouse Proposal, including how the potential agreement with Advance/Newhouse compared to the precedent transactions identified by representatives of PWP. Representatives of Wachtell then discussed with the Independent Committee its mandate and fiduciary obligations under Delaware law. The Independent Committee also reviewed the past few days’ negotiations with Advance/Newhouse, and factors that might be considered by the Independent Committee in evaluating the Revised Advance/Newhouse Proposal.

Also on May 15, 2021, the common stock directors of the Discovery Board held a meeting to discuss the proposed transaction. Members of management of Discovery and representatives from Debevoise, Allen & Company and Wachtell were also present during portions of the meeting. During the meeting, Mr. Campbell provided the Discovery Board a status update on the proposed transaction, noting that the goal remained to seek approval for the transaction from the Discovery Board and the AT&T board of directors the following day. The Independent Committee provided an update on the status of the negotiations with Advance/Newhouse, noting that the Independent Committee had responded to Advance/Newhouse with significantly less additional consideration than was requested in the Advance/Newhouse Proposal payable solely in common stock and a limited director nomination right and that Advance/Newhouse had accepted this form and amount of additional consideration and shared a revised term sheet indicating the outstanding points, including director nomination rights, regulatory cooperation and registration rights which were being negotiated. The Independent Committee indicated that it expected to present its recommendation concerning a potential consent agreement to be negotiated with Advance/Newhouse to the Discovery Board at a meeting the following day.

Also on May 15, 2021, members of management of Discovery and AT&T and representatives from Debevoise, LionTree, Goldman and Sullivan & Cromwell held a call to discuss the terms of the Securities Exchange.

Later on May 15, 2021, Sullivan & Cromwell shared with Debevoise revised drafts of the Separation and Distribution Agreement and the Employee Matters Agreement and Debevoise shared a revised draft of the Merger Agreement with Sullivan & Cromwell.

Also on May 15, 2021, Debevoise shared drafts of various transaction documents with Paul Weiss, including documents not previously provided to Paul Weiss and Advance/Newhouse, such as the Tax Matters Agreement. Debevoise also shared a draft of Advance/Newhouse’s Voting Agreement with Paul Weiss and Wachtell shared a draft of the Consent Agreement with Paul Weiss. In addition, Debevoise shared a draft of Dr. Malone’s Voting Agreement with a representative of Sherman Howard L.L.C., outside legal counsel to Dr. Malone.

Also on May 15, 2021, Debevoise shared drafts of Advance/Newhouse’s and Dr. Malone’s Voting Agreements, the proposed post-closing amendments to Discovery’s certificate of incorporation and the Advance/Newhouse Consent Agreement with Sullivan & Cromwell.

Also on the evening of May 15, 2021, Debevoise shared a draft of Advance/Newhouse’s Voting Agreement with Paul Weiss and Wachtell shared a draft of the Consent Agreement with Paul Weiss.

On the morning of May 16, 2021, Bloomberg and various other news outlets published articles speculating that Discovery and AT&T were in talks regarding the proposed transaction.

Also on the morning of May 16, 2021, representatives of Sullivan & Cromwell, Paul Weiss and Debevoise had a call to discuss directly with counsel to Advance/Newhouse concerns raised by AT&T with respect to certain terms of the Advance/Newhouse Voting Agreement and Consent Agreement that were not directly related to the matters being negotiated by the Independent Committee, including with respect to regulatory issues. Debevoise subsequently provided an update on the issues raised by AT&T to Wachtell so that the Independent Committee could take these considerations into account in its negotiations with Advance/Newhouse.

Early in the afternoon on May 16, 2021, the Independent Committee met again. Mr. Bennett provided an update on the status of the negotiations for the proposed transaction with AT&T. Representatives of PWP also reviewed with the Independent Committee an update to PWP’s preliminary analyses of the potential agreement with Advance/Newhouse, including, among other things, the potential benefits of the proposed transaction with AT&T versus Discovery continuing to operate on a stand-alone basis, the pro forma impact on Advance/Newhouse and other Discovery stockholders of offering consideration to Advance/Newhouse in the form of additional shares of common stock for the Discovery Series A-1 preferred stock, and the cost of such consideration being payable to Advance/Newhouse in the context of the potential future value creation of the proposed transaction with AT&T. Representatives from Wachtell discussed the terms of the current draft of the Consent Agreement with the Independent Committee, noting that it was still subject to ongoing negotiations. Wachtell’s representatives noted that, after AT&T indicated that it would not be willing to accept Advance/Newhouse having an ongoing director appointment right, Advance/Newhouse had agreed to a compromise, in which the two post-closing directors to be designated by Discovery pursuant to the Merger Agreement for a term ending on the third annual meeting following the closing would be individuals selected by Advance/Newhouse (expected to be Messrs. S. Miron and S. Newhouse), but that thereafter Advance/Newhouse would have no ongoing director appointment rights. The Independent Committee members further discussed with Wachtell their duties under Delaware law, including with respect to evaluating the fairness of the potential Consent Agreement to Discovery’s stockholders other than Advance/Newhouse.

Later in the afternoon of May 16, 2021, the Independent Committee reconvened with its legal and financial advisors to review with representatives of PWP its updated analysis of the proposed agreement with Advance/Newhouse, including a summary of the consideration payable to Advance/Newhouse in the form of additional shares of common stock for its Discovery Series A-1 preferred stock in connection with its entry into the Consent Agreement and related relinquishment of its preferred securities and associated Special Rights in connection with the proposed transaction, with such consideration reflecting a value of approximately $787 million, as compared to the consideration requested in the Advance/Newhouse Proposal, which consideration reflected an approximate value of over $2 billion. Thereafter, the Independent Committee discussed the Consent Agreement and determined that (1) the terms of the Consent Agreement and the transactions contemplated thereby, including the Discovery Series A-1 preferred stock conversion ratio in the reclassification, were advisable, fair to and in the best interests of Discovery and its stockholders other than Advance/Newhouse, (2) the Consent Agreement be approved in substantially the form presented to the Independent Committee, with such changes as may be approved by Mr. Bennett based on the discussions of the Independent Committee, and (3) it would recommend to the Discovery Board that it approve and adopt the Consent Agreement and the transactions contemplated thereby, including the Discovery Series A-1 preferred stock conversion ratio in the reclassification, and accordingly thereafter the Independent Committee unanimously adopted resolutions to this effect.

Later in the afternoon on May 16, 2021, the Discovery Board held a meeting to review and considered whether to approve the proposed transaction and Mr. Zaslav’s new employment agreement. Mr. S. Newhouse, members of management of Discovery and representatives from Debevoise, Allen & Company, J.P. Morgan, Innisfree Corporation (“Innisfree”), proxy solicitation advisor to Discovery, Wachtell and PWP were also present during portions of the meeting. During the meeting, members of management of Discovery summarized the final transaction terms, including with respect to the treatment of working capital, free cash flow and content spending, and the results of Discovery’s due diligence review. Mr. Campbell noted that the final agreements reflected consideration being payable to Advance/Newhouse in the form of additional shares of common stock for the Discovery Series A-1 preferred stock in connection with its consent to the transaction and Advance/Newhouse’s relinquishment of its preferred securities and associated Special Rights. Mr. Campbell also reviewed next steps, indicating that the goal was to sign definitive agreements and announce the proposed transaction prior to market opening the following day on Monday, May 17, 2021. Representatives from Debevoise provided the

Discovery Board with a review of the directors’ duties under Delaware law applicable to the decision to approve the proposed transaction, described the final structure of the proposed transaction, summarized the material terms of the Merger Agreement (including the fact that AT&T had agreed to not have the right to accept another proposal provided that the Voting Agreements and certain related provisions of the Merger Agreement were not challenged and limited or invalidated, subject to a springing right to entertain and accept a superior proposal if any such challenge and limitation or invalidation were to occur), Separation and Distribution Agreement, Employee Matters Agreement and Tax Matters Agreement as well as the proposed amendment to Discovery’s certificate of incorporation and the changes to the size and composition of the Discovery Board following the closing of the proposed transaction. Representatives of Innisfree provided the Discovery Board their view that in the event a third party made a superior proposal to acquire Discovery and the Discovery Board withdrew its support for the proposed transaction, it was very unlikely that the proposed transaction would receive the required stockholder approval, even with the Voting Agreements in place, and that the Voting Agreements and the other terms of the deal would not deter a third party from making an offer for Discovery. At the Discovery Board’s request, Allen & Company then discussed with the Discovery Board the potential interest of other parties in the WarnerMedia Business and management provided its views regarding the potential risks and implications to Discovery if AT&T had the ability to terminate the Merger Agreement to accept a superior proposal. Representatives of Debevoise also provided a summary of the new employment agreement for Mr. Zaslav which had been negotiated by the Discovery Compensation Committee. During part of the meeting, Messrs. Newhouse, R. Miron, S. Miron and Ms. Swain left the meeting and the common stock directors of the Discovery Board received presentations from the Independent Committee and each of its legal and financial advisors. Also at the meeting, at the Discovery Board’s request, Allen & Company and J.P. Morgan reviewed with the Discovery Board their financial analysis of the Merger Consideration, and each separately rendered an oral opinion, confirmed by delivery of a written opinion dated May 16, 2021, to the Discovery Board to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth in such opinion, the Merger Consideration provided for pursuant to the merger agreement was fair, from a financial point of view, to Discovery. Prior to the meeting, the Discovery Board also was provided with certain information from J.P. Morgan regarding its material relationships with Discovery, AT&T and certain related parties during the preceding two-year period that had been provided to the common stock directors prior to their meeting on May 14, 2021 and certain information from Allen & Company (previously provided to Discovery in mid-April 2021 and updated on May 14, 2021) regarding its material relationships with Discovery, AT&T and certain related parties during the preceding two-year period. After discussion, the Discovery Board proceeded to adopt resolutions approving the proposed transaction and Mr. Zaslav’s new employment agreement.

Also on May 16, 2021, Discovery and Mr. Zaslav entered into his new employment agreement in connection with the expected entry into the Merger Agreement.

On the evening of May 16, 2021, the AT&T Board adopted resolutions approving the proposed transaction.

During the course of May 16, 2021 and until the early morning of May 17, 2021, members of management of Discovery and AT&T and representatives from Debevoise and Sullivan & Cromwell finalized the Merger Agreement, the Separation and Distribution Agreement, the Employee Matters Agreement, the Tax Matters Agreement and the Voting Agreements (together with Sherman Howard L.L.C. and Paul Weiss), as well as the various schedules and annexes thereto, while the Independent Committee and representatives from Wachtell and PWP finalized the Consent Agreement with representatives of Advance/Newhouse, Paul Weiss and RBC Capital Markets. Members of management of Discovery and AT&T convened in person for meetings at AT&T’s headquarters in Dallas, Texas.

On the morning of May 17, 2021, Discovery and AT&T issued a joint press release announcing the signing of the transaction and held joint press and investor conferences.

Discovery’s Reasons for the Transactions

The Discovery Board carefully evaluated the Transactions in consultation with Discovery management and Discovery’s advisors, and, on May 16, 2021, the Discovery Board approved the Transaction Documents and the Transactions contemplated thereby, including the Merger, the Charter Amendment and the Share Issuance, and determined that the Transaction Documents and the Transactions are advisable, fair to and in the best interests of Discovery and its stockholders.

In making its determination to approve the Transaction Documents and the Transactions and resolve to recommend that Discovery stockholders approve the Charter Amendment proposals and the Share Issuance proposal, the Discovery Board held a number of meetings and considered various factors, including those listed below. The Discovery Board considered these factors as a whole and considered the relevant information and factors to be favorable to, and in support of, its determination.

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Creates A Stronger Global Competitor in Streaming and Digital Entertainment. The combination of Discovery’s and the WarnerMedia Business’s robust portfolios of entertainment, kids, news and sports content is expected to position WBD as a stronger global competitor in streaming and digital entertainment with favorable prospects in the global DTC race, and improve the overall growth profile for WBD in the future.

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Premier, Worldwide Portfolio. The Transactions bring together the complementary brands of Discovery and the WarnerMedia Business to the benefit of consumers. The Transactions will combine the WarnerMedia Business’s storied content library of popular and valuable intellectual property with Discovery’s global footprint, trove of local-language content and deep regional expertise across more than 220 countries and territories. Discovery expects this broad, worldwide portfolio of brands, coupled with its DTC potential and the attractiveness of the combined assets, to result in increased market penetration globally.

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Enhances Discovery’s Traditional Pay-TV Offering. The combination of Discovery’s and the WarnerMedia Business’s complementary linear programming fills substantive gaps and will enable WBD to offer more attractive content. The Transactions will expand Discovery’s linear portfolio beyond its current focus on unscripted content, and make Discovery’s traditional pay-TV content offering more broadly attractive. The Transactions will add live news and sports domestically and general entertainment and children’s content globally to Discovery’s existing pay-TV content offering. The Transactions will broaden Discovery’s audience, and WBD will have programming that stretches across key advertising demographics.

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Significant Expected Synergies. Discovery expects WBD to realize significant cost synergies as a result of the Transactions, thereby improving earnings and cash flow for WBD, and thus enabling WBD to increase its investment in content and digital innovation and enhance its competitiveness in the global DTC business. By the end of the second full year after the completion of the Transactions, Discovery expects that WBD will achieve over $3.0 billion of estimated cost synergies on a run-rate basis as a result of technology, marketing and platform savings.

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Global DTC Opportunities. The combination of Discovery and the WarnerMedia Business will create a viable competitor to the largest streaming services by combining the strong, complementary intellectual property portfolios, deep content offerings and high-quality content-creation capabilities of both companies. Following the Transactions, WBD and its streaming products, HBO Max and discovery+, will have diverse, high-quality content valued by consumers and a global reach with established presence and brand appeal in key markets. Discovery expects WBD to be better able to compete globally in the fast-growing DTC landscape against the global streaming leaders, including Netflix, Amazon Prime Video and Disney+.

•	New Opportunities for Advertisers. Discovery expects to provide advertisers with more effective digital and linear platforms that offer the combination of the WarnerMedia Business’s digital and linear content offerings and Discovery’s assets. The combination of the two companies’ data expertise and broad reach across linear and digital platforms is expected to enable advertisers to buy advertisements directed at more targeted audiences and allow WBD to offer innovative, customized and compelling solutions to clients.

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Increased Free Cash Flow. Discovery expects the Transactions to generate increased free cash flow, which it expects will initially be used to reduce leverage and subsequently be available to fund additional strategic growth investments and to return capital to WBD stockholders.

The Discovery Board considered the following additional factors as generally supporting its determination:

•	its belief that the Transactions are more favorable to Discovery stockholders than the potential value that would result from Discovery continuing without a combination with the WarnerMedia Business;

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Discovery management’s knowledge of the current business climate in the industry in which Discovery and the WarnerMedia Business operate and the prospective climate in which WBD will operate following the completion of the Transactions, including industry, economic and market conditions and the competitive environment;

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the expectation that the combination of the experience of Discovery’s and the WarnerMedia Business’s employees will drive improvements in production, innovation, leadership and growth, and enhance Discovery’s ability to achieve its strategic objectives with respect to its existing business and the businesses of WBD;

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the likelihood that the Transactions will be completed, based on, among other things, the conditions to the Closing contained in the Merger Agreement, the commitment by Spinco to obtain financing and the Commitment Letter, the commitment by Discovery and AT&T to obtain necessary regulatory clearances subject to certain limitations, and the entry by Discovery and the other parties thereto into the Malone Voting Agreement, the A/N Voting Agreement and the Consent Agreement;

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the expectation that Discovery stockholders as of immediately prior to the Reclassification and the Merger are expected to own approximately 29% of the outstanding shares of WBD common stock, on a fully diluted basis immediately following the completion of the Transactions, and will have the opportunity to share in the potential future growth and expected synergies of WBD while retaining the flexibility of selling all or a portion of those shares;

•	the fact that the management team of WBD, following the completion of the Transactions, will be led by Discovery’s current President and Chief Executive Officer;

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the fact that the Merger Agreement and the other Transaction Documents and the aggregate consideration to be paid by Discovery pursuant to the Merger Agreement were the result of extensive arm’s-length negotiations between representatives of Discovery and AT&T, and the Discovery Board’s belief that Discovery had negotiated the transaction terms most favorable to Discovery that AT&T was willing to accept;

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the expectation that Discovery management’s experience in acquiring and integrating businesses and growing larger companies will enhance Discovery’s ability to integrate the WarnerMedia Business and grow WBD;

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the support of Discovery’s largest stockholders, Advance/Newhouse and Dr. Malone, and their willingness to each enter into a voting agreement to vote in favor of the Charter Amendment and the Share Issuance, and Advance/Newhouse’s willingness to enter into the Consent Agreement, which had been approved by the Independent Committee;

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the recommendation by the Independent Committee that the Discovery Board approve and adopt the Consent Agreement, and the Discovery Board’s belief that the terms of the Consent Agreement and the Transactions contemplated thereby, including the increase to the number of shares of WBD common stock into which the Discovery Series A-1 preferred stock would be converted that Advance/Newhouse will receive in connection with its entry into the Consent Agreement and related forfeiture of the significant rights attached to the Discovery Series A-1 preferred stock in the Reclassification, were advisable, fair to and in the best interests of Discovery and its stockholders other than Advance/Newhouse;

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the opinion, dated May 16, 2021, of Allen & Company to the Discovery Board as to the fairness, from a financial point of view and as of such date, to Discovery of the Merger Consideration provided for pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth in such opinion and more fully described below under “The Transactions—Opinion of Allen & Company LLC”;

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the opinion, dated May 16, 2021, of J.P. Morgan to the Discovery Board as to the fairness, from a financial point of view and as of such date, to Discovery of the Merger Consideration to be paid by Discovery in the Merger, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in such opinion and more fully described below under “The Transactions—Opinion of J.P. Morgan Securities LLC”;

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the financial and other terms and conditions of the Merger Agreement, including the AT&T Termination Fee of $1.77 billion payable by AT&T to Discovery under certain circumstances described in “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances”; and

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the ability of the Discovery Board to withdraw or modify its recommendation that Discovery stockholders approve the Charter Amendment proposals and the Share Issuance proposal, subject to the limitations set forth in the Merger Agreement, including, without limitation, the potential payment of the Discovery Termination Fee by Discovery to AT&T and the obligation of Discovery to proceed with a vote of Discovery stockholders on the Charter Amendment proposals and the Share Issuance proposal regardless of such withdrawal or modification of its recommendation.

The Discovery Board weighed the foregoing advantages and benefits against a variety of potentially negative factors, including:

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the challenges inherent in the combination of two businesses, including the risk that integration of the two companies may take more time and be more costly than anticipated, and the risk that the cost synergies and other benefits expected to be obtained as a result of the Transactions might not be fully or timely realized;

•	the challenges in designing and implementing a DTC go-to-market strategy and realizing DTC subscriber goals for WBD;

•	the relatively limited expertise of the current Discovery management team in operating a film studio or producing scripted content;

•	the inherent challenges and difficulties, foreseen and unforeseen, relating to the separation of the WarnerMedia Business from the other businesses of AT&T;

•	the potential risk of diverting Discovery management’s focus and resources from operational matters and other strategic opportunities while working to implement the Transactions;

•	the fact that projections of future results of operations of WBD are necessarily estimates based on assumptions, and the risk that the WarnerMedia Business might not meet its financial projections;

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the significant, one-time costs that Discovery expects WBD to incur of approximately $0.7 billion in connection with completing the Transactions and an additional approximately $1.5 billion in one-time cash costs during the first year following the completion of the Transactions that Discovery believes will be necessary to realize the anticipated cost synergies from the Transactions;

•	the risk that Discovery and the WarnerMedia Business may be unable to retain key employees;

•	the substantial increase in Discovery’s indebtedness that is expected to result from the Transactions and related financing transactions;

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the ownership dilution to current Discovery stockholders as a result of the issuance of shares of WBD common stock to Spinco stockholders in the Merger, and as a result of the additional consideration that Advance/Newhouse will receive in the form of an increase to the number of shares of WBD common stock into which the Discovery Series A-1 preferred stock would be converted in connection with its entry into the Consent Agreement and related forfeiture of the significant rights attached to the Discovery Series A-1 preferred stock in the Reclassification;

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the possibility that the Transactions may not be completed on the terms or timeline currently contemplated by Discovery and AT&T or at all, including for reasons outside the control of Discovery or AT&T;

•	the inability of Discovery to influence the operations of the WarnerMedia Business during the period prior to the completion of the Transactions;

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the fact that, in order to preserve the tax-free treatment of the Distribution and any related transactions, the Merger Agreement requires Discovery to abide by certain restrictions that could limit its ability to engage in certain future business transactions that might be advantageous;

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the restrictions in the Merger Agreement on Discovery’s ability to solicit alternative transactions and the fact that certain provisions of the Merger Agreement and certain provisions of the Discovery charter and the Discovery bylaws may dissuade third parties from seeking to acquire Discovery or otherwise increase the cost of any potential acquisition;

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the fact that, under the Merger Agreement, Discovery may be required to pay AT&T the Discovery Termination Fee if the Merger Agreement is terminated under certain circumstances, and, under certain circumstances, including in the event that Discovery stockholders do not approve the Charter Amendment proposals and the Share Issuance proposal and the Merger Agreement is terminated as a result thereof, Discovery would be required to bear a portion of certain commitment fees incurred prior to termination;

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the risks inherent in requesting regulatory approval from multiple government agencies in multiple jurisdictions, as more fully described in “—Regulatory Approvals,” or that governmental authorities could attempt to condition their approval of the Transactions on compliance with certain burdensome conditions or that regulatory approvals may be delayed;

•	the risk that the failure to complete the Transactions could negatively affect Discovery’s stock price and future business and financial results;

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the potential downward pressure on the share price of WBD common stock after the completion of the Transactions that may result if AT&T stockholders seek to sell their shares of WBD common stock after the completion of the Transactions; and

•	other risks of the type and nature described under “Risk Factors.”

The foregoing discussion of the information and factors considered by the Discovery Board is not exhaustive. In view of the wide variety of factors considered by the Discovery Board in connection with its evaluation of the Transactions and the complexity of these matters, the Discovery Board did not consider it practical to, and it did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In consideration of the factors described above and any other factors, individual members of the Discovery Board may have viewed factors differently or given different weights to other or different factors.

After considering the various potentially positive and negative factors, including the foregoing, the Discovery Board determined that, in the aggregate, the potential benefits of the Transactions outweigh the risks and uncertainties of the Transactions. The foregoing discussion of the information and factors considered by the Discovery Board is not exhaustive but is intended to reflect the principal factors considered by the Discovery Board in reaching its decision to approve the Transaction Documents and the Transactions, and to recommend that Discovery stockholders approve the Charter Amendment proposals and the Share Issuance proposal.

The foregoing discussion of the information and factors considered by the Discovery Board utilized forward-looking information. This information should be read in light of the factors described in “Cautionary Note Regarding Forward-Looking Statements.”

Opinions of Discovery’s Financial Advisors

Opinion of Allen & Company LLC

Discovery has engaged Allen & Company as a financial advisor to Discovery in connection with the proposed Merger. In connection with this engagement, Discovery requested that Allen & Company render an opinion to the Discovery Board regarding the fairness, from a financial point of view, to Discovery of the Merger Consideration provided for pursuant to the Merger Agreement. On May 16, 2021, at a meeting of the Discovery Board held to evaluate the Merger and the related transactions, Allen & Company rendered an oral opinion, which was confirmed by delivery of a written opinion dated May 16, 2021, to the Discovery Board to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in its opinion, the Merger Consideration provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Discovery.

The full text of Allen & Company’s written opinion, dated May 16, 2021, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached to this prospectus as Annex G and is incorporated by reference herein in its entirety. The description of Allen & Company’s opinion set forth in this prospectus is qualified in its entirety by reference to the full text of Allen & Company’s opinion. Allen & Company’s opinion and advisory services were intended for the benefit and use of the Discovery Board (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view to Discovery and did not address the related transactions or any other terms, aspects or implications of the Merger. For purposes of Allen & Company’s opinion, the term “related transactions” refers to the transactions contemplated by the Merger Agreement and related documents other than the Merger, and references to “WarnerMedia” mean the business and operations of WarnerMedia after giving effect to the related transactions. Allen & Company expressed no opinion or view as to the fairness of the Merger Consideration to the holders of any class or series of securities, creditors or other constituencies of Discovery. Allen & Company’s opinion did not constitute a recommendation as to the course of action that Discovery (or the Discovery Board or any committee thereof) should pursue in connection with the Merger or the related transactions or otherwise address the merits of the underlying decision by Discovery to engage in the Merger or the related transactions, including in comparison to other strategies or transactions that might be available to Discovery or which Discovery might engage in or consider. Allen & Company’s opinion does not constitute advice or a recommendation to any security holder as to how such security holder should vote or act on any matter relating to the Merger, the related transactions or otherwise.

Allen & Company’s opinion reflected and gave effect to Allen & Company’s general familiarity with Discovery and the industry in which Discovery and WarnerMedia operate as well as information that Allen & Company received during the course of its assignment, including information provided by the managements of

Discovery and AT&T in the course of discussions relating to the Merger and the related transactions as more fully described below. In arriving at its opinion, Allen & Company neither conducted a physical inspection of the properties or facilities of WarnerMedia, Discovery or any other business or entity nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of WarnerMedia, Discovery or any other business or entity, or conducted any analysis concerning the solvency or fair value of WarnerMedia, Discovery or any other business or entity. Allen & Company did not investigate, and made no assumption and expressed no opinion or view regarding, any actual or potential litigation, proceedings or claims involving or impacting WarnerMedia, Discovery or any other business or entity and Allen & Company assumed, with Discovery’s consent, that there would be no developments with respect to any such matters that would be meaningful in any respect to its analyses or opinion.

In arriving at its opinion, Allen & Company, among other things:

•	reviewed the financial terms of a draft, dated May 15, 2021, of the Merger Agreement and a draft, dated May 16, 2021, of the Separation Agreement;

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reviewed certain publicly available business and financial information relating to WarnerMedia, and Discovery, including public filings of AT&T and Discovery, and historical market prices and trading volumes for Discovery’s common stock;

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reviewed certain financial information relating to WarnerMedia provided to or discussed with Allen & Company by the respective managements of AT&T and Discovery, including certain internal financial forecasts, estimates and other financial and operating data relating to WarnerMedia prepared by the management of AT&T and as adjusted and extended per the management of Discovery;

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reviewed certain financial information relating to Discovery, including certain internal financial forecasts, estimates and other financial and operating data relating to Discovery, provided to or discussed with Allen & Company by the management of Discovery;

•	held discussions with the respective managements of Discovery and AT&T relating to the operations, financial condition and prospects of WarnerMedia and Discovery;

•	held discussions with the management of Discovery as to potential net synergies expected by the management of Discovery to result from the Merger;

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reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that Allen & Company deemed generally relevant in evaluating WarnerMedia and Discovery;

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reviewed, for informational purposes, certain potential pro forma financial effects of the Merger and the related transactions on Discovery based on the internal financial forecasts, estimates and other financial and operating data of WarnerMedia and Discovery and the potential net synergies referred to above; and

•	conducted such other financial analyses and investigations as Allen & Company deemed necessary or appropriate for purposes of its opinion.

In rendering its opinion, Allen & Company relied upon and assumed, with Discovery’s consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to Allen & Company from public sources, provided to or discussed with Allen & Company by the managements and other representatives of Discovery and AT&T or otherwise reviewed by Allen & Company. With respect to the financial forecasts, estimates and other financial and operating data (as adjusted and extended, in the case of WarnerMedia, per the management of Discovery) and the potential net synergies from the Merger that Allen & Company was directed to utilize for purposes of its analyses, Allen & Company was advised by the respective managements of Discovery and AT&T and Allen & Company assumed, at Discovery’s direction, that such financial forecasts, estimates and other financial and operating data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such managements, as applicable, as to, and were a reasonable basis upon which to evaluate, the future financial and operating performance of WarnerMedia and Discovery, such potential net synergies (including the amount, timing and achievability thereof) and other potential pro forma financial effects of the Merger and the related transactions and the other matters covered thereby. Allen & Company also assumed, with Discovery’s consent, that the financial results, including, without limitation, the potential net synergies expected by the management of Discovery to result from the Merger, reflected in the financial forecasts, estimates and other financial and operating data utilized in Allen & Company’s analyses would be realized in the amounts and at the times projected. Allen & Company further assumed, at Discovery’s direction, that there were no material changes in the assets, liabilities, financial condition, results of operations or prospects of WarnerMedia since the dates on which the most recent unaudited financial statements or other information (financial or otherwise) relating to WarnerMedia were made available to Allen & Company and that, when delivered as contemplated by the Merger Agreement, audited and interim unaudited financial statements relating to WarnerMedia would not reflect any information that would be meaningful in any respect to Allen & Company’s analyses or opinion. Allen & Company expressed no opinion or view as to any financial forecasts, estimates or other financial or operating data or the assumptions on which they were based.

Allen & Company relied, at Discovery’s direction, upon the assessments of the managements of Discovery and AT&T as to, among other things, (1) the related transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (2) the potential impact on WarnerMedia and Discovery of certain market, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative policies and matters relating to or otherwise affecting, the entertainment and media industries, (3) implications for WarnerMedia and Discovery and their respective operations of the global COVID-19 pandemic, (4) existing and future agreements and arrangements involving, and the ability to attract, retain and/or replace, key employees, customers, content providers, distributors and other commercial relationships of WarnerMedia and Discovery and (5) the ability to integrate the operations of WarnerMedia and Discovery. With Discovery’s consent, Allen & Company assumed that there would be no developments with respect to any such matters that would have an adverse effect on WarnerMedia, Discovery, the Merger (including the contemplated benefits thereof) or the related transactions or that otherwise would impact Allen & Company’s analyses or opinion in any meaningful respect, and also assumed that any adjustments to the Merger Consideration or alternative transaction structure if implemented as permitted under the terms of the Merger Agreement would not have any such adverse effect or impact.

Further, Allen & Company’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Allen & Company as of, the date of its opinion. It should be understood that subsequent developments may affect the conclusion expressed in Allen & Company’s opinion and that Allen & Company assumed no responsibility for advising any person of any change in any matter affecting Allen & Company’s opinion or for updating or revising its opinion based on circumstances or events occurring after the date of such opinion. As the Discovery Board was aware, the credit, financial and stock markets, the industry in which WarnerMedia and Discovery operate and the securities of Discovery have experienced and may continue to experience volatility and Allen & Company expressed no opinion or view as to any potential effects of such volatility on WarnerMedia, Discovery, the Merger (including the contemplated benefits thereof) or the related transactions.

Allen & Company evaluated WarnerMedia and the Merger for purposes of its analyses and opinion after giving effect to the related transactions. Allen & Company assumed, with Discovery’s consent, that the Merger and the related transactions would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, releases, waivers, decrees and agreements for the Merger and the related transactions, no delay, limitation, restriction or condition, including any divestiture or other requirements or remedies, amendments or modifications, would be imposed or occur that would have an adverse effect on

WarnerMedia, Discovery, the Merger (including the contemplated benefits thereof) or the related transactions that would be meaningful in any respect to Allen & Company’s analyses or opinion. Allen & Company also assumed, with Discovery’s consent, that Spinco would directly or indirectly retain or acquire all assets, properties and rights necessary for the operations of WarnerMedia, that appropriate reserves, indemnification arrangements or other provisions were or would be made with respect to liabilities of or relating to Spinco (including WarnerMedia) that will be assumed in connection with the Merger and the related transactions, and that neither Spinco nor Discovery would directly or indirectly assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the related transactions or otherwise. Allen & Company further assumed, with Discovery’s consent, that the Merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that the Merger and the related transactions would otherwise qualify, as applicable, for the intended tax treatment contemplated by the Merger Agreement. In addition, Allen & Company assumed, with Discovery’s consent, that the final executed Merger Agreement and Separation Agreement would not differ from the drafts reviewed by Allen & Company in any respect meaningful to its analyses or opinion.

Allen & Company’s opinion was limited to the fairness, from a financial point of view and as of the date of such opinion, to Discovery of the Merger Consideration provided for pursuant to the Merger Agreement (to the extent expressly specified in such opinion) and Allen & Company expressed no opinion or view as to the fairness of the Merger Consideration to the holders of any class or series of securities, creditors or other constituencies of Discovery. Allen & Company’s opinion also did not address any related transactions or any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger or the related transactions, any adjustments to the Merger Consideration or any voting agreement, consent agreement, charter amendment, corporate governance matters, indemnification arrangements or other agreements, arrangements or understandings entered into in connection with, related to or contemplated by the Merger, the related transactions or otherwise. Allen & Company expressed no opinion or view as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or other consideration payable to any officers, directors or employees of any party to the Merger or the related transactions or any related entities, or any class of such persons or any other party, relative to the Merger Consideration or otherwise. Allen & Company’s opinion related to the relative values of WarnerMedia and Discovery. Allen & Company did not express any opinion or view as to the actual value of WBD common stock when issued in the Merger or in connection with the Reclassification or the prices at which WBD common stock or any other securities of Discovery may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and the related transactions. In addition, Allen & Company expressed no opinion or view with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Merger and the related transactions or otherwise or changes in, or the impact of, accounting standards, tax and other laws, regulations and governmental and legislative policies affecting WarnerMedia, Discovery, the Merger (including the contemplated benefits thereof) or the related transactions, and Allen & Company relied, at Discovery’s direction, upon the assessments of representatives of Discovery as to such matters. Allen & Company’s opinion did not constitute a recommendation as to the course of action that Discovery (or the Discovery Board or any committee thereof) should pursue in connection with the Merger or the related transactions or otherwise address the merits of the underlying decision by Discovery to engage in the Merger or the related transactions, including in comparison to other strategies or transactions that might be available to Discovery or which Discovery might engage in or consider.

Miscellaneous

Discovery selected Allen & Company as its financial advisor in connection with the proposed Merger based on, among other things, Allen & Company’s reputation, experience and familiarity with Discovery, WarnerMedia and the industry in which Discovery and WarnerMedia operate. Allen & Company, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. In the ordinary course, Allen & Company as a broker-dealer and certain of its affiliates, directors and officers have invested or may invest, hold long or short positions and may trade, either on a discretionary or non-discretionary basis, for their own or beneficiaries’ account or for those of Allen & Company’s clients, in the debt and equity securities (or related derivative securities) of Discovery, AT&T, Spinco and/or their respective affiliates. The issuance of Allen & Company’s opinion was approved by Allen & Company’s opinion committee.

For Allen & Company’s financial advisory services, Discovery has agreed to pay Allen & Company an aggregate cash fee of $75 million, of which a portion was payable upon delivery of Allen & Company’s opinion and $67.5 million is payable contingent upon consummation of the Merger. Discovery also agreed to reimburse Allen & Company’s reasonable expenses and to indemnify Allen & Company and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Allen & Company in the past has provided, currently is providing and in the future may provide investment banking services to Discovery and/or its affiliates and certain of their related entities for which Allen & Company has received or may receive compensation. As the Discovery Board was aware, during the two-year period prior to the date of its opinion, Allen & Company did not provide investment banking services to Discovery unrelated to the Merger for which Allen & Company received compensation, although Allen & Company acted as financial advisor to an entity controlled by an affiliate of John C. Malone, a significant stockholder of Discovery, in connection with an acquisition and minority investment for which Allen & Company received compensation of approximately $4.5 million. Allen & Company also in the past has provided and in the future may provide investment banking services to AT&T and/or its affiliates and certain related entities for which Allen & Company has received or may receive compensation. As the Discovery Board was aware, during the two-year period prior to the date of its opinion, Allen & Company did not provide investment banking services to AT&T for which Allen & Company received compensation, although Allen & Company acted as a financial advisor to the special committee of the board of directors of a company in which AT&T was a controlling stockholder in connection with a sale transaction for which Allen & Company received compensation of approximately $27 million. As the Discovery Board also was aware, a managing director of Allen & Company (who was not a member of the Allen & Company transaction advisory team for the Merger), Paul A. Gould, is a member of the Discovery Board and the Independent Committee. Mr. Gould will not receive any portion of the fees Discovery has agreed to pay to Allen & Company.

Opinion of J.P. Morgan Securities LLC

Discovery also has retained J.P. Morgan as a financial advisor to Discovery in connection with the proposed Merger. At a meeting of the Discovery Board on May 16, 2021, J.P. Morgan rendered an oral opinion, confirmed by delivery of a written opinion dated May 16, 2021, to the Discovery Board to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing such opinion, the Merger Consideration to be paid by Discovery in the Merger was fair, from a financial point of view, to Discovery.

The full text of the written opinion of J.P. Morgan, dated May 16, 2021, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing such opinion, is attached as Annex H to this prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this prospectus is qualified in its entirety by reference to the full text of such opinion. J.P. Morgan’s written opinion was addressed to the Discovery Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the Merger Consideration payable in the Merger and did not address any other aspect of the Merger. For purposes of J.P. Morgan’s opinion, the term “related transactions” refers to the transactions contemplated by the Merger Agreement and related documents other than the Merger, and references to “WarnerMedia” mean the business and operations of WarnerMedia after giving effect to the related transactions. J.P. Morgan expressed no opinion as to the fairness of the Merger Consideration to the holders of any class of securities, creditors or other constituencies of Discovery or as to the underlying decision by Discovery to engage in the proposed Merger or the related transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. J.P. Morgan’s opinion does not constitute a recommendation to any stockholder of Discovery as to how such stockholder should vote with respect to the Merger or any other matter.

In connection with preparing its opinion, J.P. Morgan, among other things:

•	reviewed a draft, dated May 15, 2021, of the Merger Agreement and a draft, dated May 16, 2021, of the Separation Agreement;

•	reviewed certain publicly available business and financial information concerning WarnerMedia and Discovery and the industries in which they operate;

•

compared the financial and operating performance of WarnerMedia and Discovery with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Discovery’s common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the managements of AT&T and Discovery relating to WarnerMedia and Discovery (in the case of WarnerMedia, as adjusted and extended by the management of Discovery), as well as the estimated amount and timing of the cost savings and related expenses and synergies expected by the management of Discovery to result from the Merger (collectively referred to, for purposes of J.P. Morgan’s analyses and opinion, as the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the managements of Discovery and AT&T with respect to certain aspects of the Merger and the related transactions, and the past and current business operations of WarnerMedia and Discovery, the financial condition and future prospects and operations of WarnerMedia and Discovery, the effects of the Merger and the related transactions on the financial condition and future prospects of Discovery, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Discovery and AT&T or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of WarnerMedia or Discovery under any state or federal laws relating to bankruptcy, insolvency or similar matters. J.P. Morgan assumed that there were no material changes in the assets, liabilities, financial condition, results of operations or prospects of WarnerMedia since the dates on which the most recent unaudited financial statements or other information (financial or otherwise) relating to WarnerMedia were made available to J.P. Morgan, and that, when delivered as contemplated by the Merger Agreement, audited and interim unaudited financial statements relating to WarnerMedia would not reflect any information that would be meaningful in any respect to J.P. Morgan’s opinion. J.P. Morgan also assumed that Spinco would directly or indirectly retain or acquire all assets, properties and rights necessary for the operations of WarnerMedia, that appropriate reserves, indemnification arrangements or other provisions were or would be made with respect to liabilities of or relating to Spinco (including WarnerMedia) that will be assumed in connection with the Merger and the related transactions, and that neither Spinco nor Discovery would directly or indirectly assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the related transactions or otherwise. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, that J.P. Morgan was directed to utilize, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of WarnerMedia and Discovery to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Merger would qualify as a tax-free reorganization for United States federal income tax purposes, that the Merger and the related transactions would otherwise qualify, as applicable, for the intended tax treatment contemplated by the Merger Agreement and would be consummated as described in the Merger Agreement and the Separation Agreement, and that the definitive Merger Agreement and Separation Agreement would not differ in any material respects from the drafts thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Discovery, Spinco, AT&T and the other parties thereto in the Merger Agreement, the Separation Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Discovery with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger and the related transactions would be obtained without any adverse effect on WarnerMedia or Discovery or on the contemplated benefits of the Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to Discovery of the Merger Consideration to be paid by Discovery in the proposed Merger and J.P. Morgan expressed no opinion as to the fairness of the Merger Consideration to the holders of any class of securities, creditors or other constituencies of Discovery or as to the underlying decision by Discovery to engage in the Merger or the related transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the prices at which WBD common stock will trade at any future time.

Miscellaneous

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected as a financial advisor to Discovery with respect to the proposed Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Discovery, WarnerMedia and the industries in which they operate.

For services rendered in connection with the Merger, Discovery has agreed to pay J.P. Morgan an aggregate fee of $15 million, of which a portion was payable in connection with delivery of J.P. Morgan’s opinion and $12 million is contingent and payable upon the Closing. In addition, Discovery has agreed to reimburse J.P. Morgan for expenses incurred in connection with its services, including fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates had commercial or investment banking relationships with Discovery for which J.P. Morgan and such affiliates received customary compensation. Such services during such period included acting as joint lead bookrunner on Discovery’s offerings of debt securities in May 2019 and May 2020, and acting as joint lead arranger and joint lead bookrunner on Discovery’s credit facility in April 2020. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates had commercial or investment banking relationships with AT&T for which J.P. Morgan and such affiliates received customary compensation. Such services during such period included acting as joint lead bookrunner on AT&T’s offerings of debt securities in December 2019,

February 2020, July 2020 and March 2021, and acting as joint lead arranger and joint lead bookrunner on credit facilities of AT&T in April 2020, December 2020 and January 2021. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates had any material financial advisory or other material commercial or investment banking relationships with ANPP. J.P. Morgan anticipates that J.P. Morgan and its affiliates will arrange and/or provide the Spinco Debt Financing in connection with the Merger for customary compensation, which J.P. Morgan estimates will be approximately $140 million. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Discovery and AT&T. During the two-year period preceding delivery of its opinion, aggregate fees recognized by J.P. Morgan from Discovery were approximately $7 million and aggregate fees recognized by J.P. Morgan from AT&T were approximately $80 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Discovery or AT&T for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Financial Analyses of Discovery’s Financial Advisors

The following summary of certain material financial analyses of Discovery’s financial advisors does not purport to be a complete description of the analyses or data presented by Discovery’s financial advisors. The preparation of a financial advisor opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Discovery’s financial advisors believe that the following summary and the analyses must be considered as a whole and that selecting portions of the following summary and these analyses, without considering all of the analyses as a whole, could create an incomplete view of the processes underlying the analyses and their respective opinions. Implied reference ranges from any particular analysis, combination of analyses or as otherwise described below were utilized to create points of reference for analytical purposes and should not be taken to be the view of either Allen & Company or J.P. Morgan with respect to the actual value of WarnerMedia or Discovery. The order of analyses described does not represent the relative importance or weight given to those analyses by Discovery’s financial advisors. In arriving at their respective opinions, Discovery’s financial advisors did not attribute any particular weight to any analyses or factors considered and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support their respective opinions. Rather, Discovery’s financial advisors considered the totality of the factors and analyses performed in determining their respective opinions.

Analyses based on forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or performed by Discovery’s financial advisors are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those forecasts and analyses. Moreover, such analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which companies or businesses actually could be acquired or sold or the prices at which any securities may trade at any time. None of the selected companies reviewed as described in the below summary is identical to WarnerMedia or Discovery and certain of the selected companies may have characteristics that are materially different from those of WarnerMedia or Discovery. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of the analyses of Discovery’s financial advisors, may be considered similar to those of WarnerMedia and/or Discovery. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to WarnerMedia and Discovery and the transactions compared to the Merger.

Discovery’s financial advisors were not requested to, and they did not, determine or recommend the specific consideration payable in the Merger or that any given consideration constituted the only appropriate consideration in the Merger. The type and amount of consideration payable in the Merger were determined through arm’s-length negotiations between Discovery and AT&T, and the decision to effect the Merger was solely that of the Discovery Board and the AT&T Board. The financial analyses of Discovery’s financial advisors and their respective opinions were only one of many factors considered by the Discovery Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Discovery Board or Discovery management with respect to the Merger or the Merger Consideration or otherwise.

The following is a summary of the material financial analyses presented to the Discovery Board in connection with the respective opinions, each dated May 16, 2021, of Discovery’s financial advisors. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the respective opinions of, Discovery’s financial advisors, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Discovery’s financial advisors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may differ from those described and such differences may be material. In connection with the financial analyses described below, Discovery’s financial advisors compared the approximate implied pro forma aggregate equity ownership percentages and corresponding aggregate number of shares of WBD common stock derived from such analyses with the Merger Consideration based on the 29% pro forma aggregate equity ownership on a fully diluted basis of holders of Discovery capital stock in WBD upon consummation of the Reclassification and the Merger as provided in the Merger Agreement. In deriving implied reference ranges from such analyses, Discovery’s financial advisors divided the low-ends (or high-ends, as the case may be) of the approximate implied aggregate equity value reference ranges derived for Discovery from such analyses by the high-ends (or low-ends, as the case may be) of the approximate implied aggregate equity value reference ranges derived for WarnerMedia from such analyses in order to calculate the low-ends (or high-ends, as the case may be) of such implied reference ranges. Approximate implied aggregate equity value reference ranges for WarnerMedia were derived after giving effect to the aggregate cash distributable to AT&T by WarnerMedia for the period between signing of the Merger Agreement and the Closing per Discovery management.

Selected Public Companies Analyses

Discovery’s financial advisors performed selected public companies analyses of Discovery and WarnerMedia (each on a sum-of-the-parts basis) in which certain financial and stock market information (as applicable) was reviewed relating to Discovery and WarnerMedia and the selected publicly traded or other entities listed or referred to below.

Discovery

In their selected public companies analysis of Discovery, Discovery’s financial advisors reviewed publicly available financial and stock market information, as applicable, of Discovery and six selected companies that Discovery’s financial advisors considered generally relevant as publicly traded companies with operations in the media and entertainment industry, consisting of the following five traditional entertainment companies (collectively, the “Discovery selected traditional companies”) and one DTC entertainment company and business segment of the Discovery selected traditional company noted below (such DTC company and business segment, collectively, the “Discovery selected DTC companies” and, together with the Discovery selected traditional companies, the “Discovery selected companies”):

Discovery Selected Traditional Companies	Discovery Selected DTC Companies
• AMC Networks Inc. • Fox Corporation • Lions Gate Entertainment Corp. • The Walt Disney Company • ViacomCBS Inc.	• Netflix, Inc. • The Walt Disney Company – DTC business segment (considered by J.P. Morgan for informational reference only and not considered part of the material financial analyses for its opinion)

Discovery’s financial advisors reviewed, among other information, enterprise values, calculated as fully diluted equity values based on closing stock prices on May 14, 2021 plus total debt, preferred equity and non-controlling interests (as applicable) and less cash and cash equivalents and unconsolidated assets (as applicable), as a multiple of, in the case of the Discovery selected traditional companies, calendar year 2022 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, and, in the case of the selected DTC companies, calendar year 2024 estimated revenue. Financial data of the Discovery selected companies were based on or derived from public filings, publicly available Wall Street research analysts’ estimates and other publicly available information and calendarized (as applicable) for comparative purposes. Financial data of Discovery was based on publicly available Wall Street research analysts’ estimates and financial forecasts and estimates of Discovery management.

The overall low to high calendar year 2022 estimated EBITDA multiples observed for the Discovery selected traditional companies were 6.4x to 20.6x, the calendar year 2024 estimated revenue multiple observed for Netflix, Inc. was 5.2x and the calendar year 2024 estimated revenue multiples derived for the DTC business segment of the Walt Disney Company ranged from 4.3x to 5.3x. Discovery’s financial advisors noted that the calendar year 2022 estimated EBITDA multiple for Discovery was 9.2x, based on publicly available Wall Street research analysts’ estimates.

Discovery’s financial advisors performed a sum-of-the-parts analysis of Discovery based on financial forecasts and estimates of Discovery management, including (1) Discovery’s traditional business (excluding non-recurring amounts related to the Olympics), to which Discovery’s financial advisors applied a selected range of calendar year 2022 estimated EBITDA multiples of 6.5x to 7.5x, (2) Discovery’s DTC business, to which Discovery’s financial advisors applied a selected range of calendar year 2024 revenue multiples of 4.0x to 5.0x, and (3) Discovery’s corporate segment, to which Discovery’s financial advisors applied a selected calendar year 2022 estimated EBITDA multiple of 6.0x. This analysis indicated an approximate implied per share equity value reference range for Discovery of $46.36 to $60.19 and an approximate implied aggregate equity value reference range for Discovery of $31.4 billion to $40.9 billion.

No company or business used in this analysis is identical to Discovery and, accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Discovery was compared.

WarnerMedia

In their selected public companies analysis of WarnerMedia, Discovery’s financial advisors reviewed certain financial information of WarnerMedia and publicly available financial and stock market information of seven selected companies that Discovery’s financial advisors considered generally relevant as publicly traded companies with operations in the media and entertainment industry, consisting of the following six traditional entertainment companies (collectively, the “WarnerMedia selected traditional companies”) and one DTC entertainment company and business segment of the WarnerMedia selected traditional company noted below (such DTC company and business segment, collectively, the “WarnerMedia selected DTC companies” and, together with the WarnerMedia selected traditional companies, the “WarnerMedia selected companies”):

WarnerMedia Selected Traditional Companies	WarnerMedia Selected DTC Companies
• AMC Networks Inc. • Fox Corporation • Discovery, Inc. • Lions Gate Entertainment Corp. • The Walt Disney Company • ViacomCBS Inc.	• Netflix, Inc. • The Walt Disney Company – DTC business segment (considered by J.P. Morgan for informational reference only and not considered part of the material financial analyses for its opinion)

Discovery’s financial advisors reviewed, among other information, calendar year 2022 estimated EBITDA multiples for the WarnerMedia selected traditional companies and calendar year 2024 estimated revenue multiples for the WarnerMedia selected DTC companies. Financial data of the WarnerMedia selected companies were based on or derived from public filings, publicly available Wall Street research analysts’ estimates and other publicly available information and calendarized (as applicable) for comparative purposes. Financial data of WarnerMedia was based on financial forecasts and estimates of AT&T management as adjusted per the management of Discovery.

The overall low to high calendar year 2022 estimated EBITDA multiples observed for the WarnerMedia selected traditional companies were 6.4x to 20.6x, the calendar year 2024 estimated revenue multiple observed for Netflix, Inc. was 5.2x and the calendar year 2024 estimated revenue multiples derived for the DTC business segment of the Walt Disney Company ranged from 4.3x to 5.3x.

Discovery’s financial advisors performed a sum-of-the-parts analysis of WarnerMedia based on financial forecasts and estimates of AT&T management as adjusted per the management of Discovery, including (1) WarnerMedia’s traditional business, to which Discovery’s financial advisors applied a selected range of calendar year 2022 estimated EBITDA multiples of 8.0x to 10.0x, (2) WarnerMedia’s DTC business (represented by WarnerMedia’s HBO segment), to which Discovery’s financial advisors applied a selected range of calendar year 2024 revenue multiples of 4.0x to 5.0x, and (3) WarnerMedia’s corporate segment, including amounts attributable to Otter Media Holdings and eliminations of intercompany transactions within WarnerMedia, to which Discovery’s financial advisors applied a selected calendar year 2022 estimated EBITDA multiple of 6.0x. This analysis indicated an approximate implied enterprise value reference range for WarnerMedia of $110.7 billion to $139.3 billion and an approximate implied aggregate equity value reference range for WarnerMedia of $65.5 billion to $94.0 billion.

No company or business used in this analysis is identical to WarnerMedia and, accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial characteristics and other factors that could affect the public trading or other values of the companies or businesses to which WarnerMedia was compared.

Based on the approximate implied aggregate equity value reference ranges derived for Discovery and WarnerMedia described above, this analysis yielded the following implied reference range, as compared to the Merger Consideration:

Implied Pro Forma Aggregate Equity Ownership and Aggregate Number of Shares Reference Range	Merger Consideration
25.0% (2,126 million shares) – 38.4% (1,140 million shares)	29% (1,727 million shares)

Discovery’s financial advisors also conducted a sum-of-the-parts selected public companies analysis of WarnerMedia based on financial forecasts and estimates of AT&T management as adjusted per the management of Discovery relating to individual segments of WarnerMedia (considered by J.P. Morgan for informational reference only and not considered part of the material financial analyses for its opinion), including WarnerMedia’s (1) traditional linear segment relating to general entertainment and sports, to which Discovery’s financial advisors applied a selected range of calendar year 2022 estimated EBITDA multiples of 6.0x to 7.0x, (2) traditional linear segment relating to news and digital sports, to which Discovery’s financial advisors applied a selected range of calendar year 2022 estimated EBITDA multiples of 9.0x to 10.0x, (3) studio segment, to which Discovery’s financial advisors applied a selected range of calendar year 2022 estimated EBITDA multiples of 12.0x to 13.0x, (4) DTC business (represented by WarnerMedia’s HBO segment), to which Discovery’s financial advisors applied a selected range of calendar year 2024 estimated revenue multiples of 4.0x to 5.0x, and (5) corporate segment, including amounts attributable to Otter Media Holdings and eliminations of intercompany transactions within WarnerMedia, to which Discovery’s financial advisors applied a selected calendar year 2022 estimated EBITDA multiple of 6.0x. This analysis indicated an approximate implied enterprise value reference range for WarnerMedia of $115.3 billion to $135.8 billion and an approximate implied aggregate equity value reference range for WarnerMedia of $70.1 billion to $90.6 billion.

Based on the approximate implied aggregate equity value reference ranges derived for Discovery and WarnerMedia’s individual segments described above, this analysis yielded the following implied reference range, as compared to the Merger Consideration:

Implied Pro Forma Aggregate Equity Ownership and Aggregate Number of Shares Reference Range	Merger Consideration
25.7% (2,049 million shares) – 36.8% (1,221 million shares)	29% (1,727 million shares)

Discounted Cash Flow Analyses

Discovery’s financial advisors performed separate discounted cash flow analyses of Discovery and WarnerMedia.

Discovery

Discovery’s financial advisors performed separate discounted cash flow analyses of Discovery by calculating the estimated present value (as of March 31, 2021) of the unlevered, after-tax free cash flows that Discovery was forecasted to generate during the last three quarters of the fiscal year ending December 31, 2021 through the full fiscal year ending December 31, 2030 based on financial forecasts and estimates prepared by the management of Discovery. For purposes of these analyses, stock-based compensation was treated as a cash expense.

Allen & Company calculated implied terminal values for Discovery by applying to Discovery’s unlevered, after-tax free cash flows for the terminal year a selected range of perpetuity growth rates of 1.00% to 1.50% based on perpetuity growth rates and assumptions provided by Discovery management. The present values (as of March 31, 2021) of the cash flows and terminal values were then calculated by Allen & Company using a selected range of discount rates of 6.00% to 7.25%. This analysis indicated an approximate implied per share equity value reference range for Discovery of $41.59 to $61.85 and an approximate implied aggregate equity value reference range for Discovery of $28.1 billion to $42.0 billion.

J.P. Morgan also calculated implied terminal values for Discovery by applying to Discovery’s unlevered, after-tax free cash flows for the terminal year a selected range of perpetuity growth rates of 1.00% to 1.50% based on perpetuity growth rates and assumptions provided by Discovery management. The present values (as of March 31, 2021) of the cash flows and terminal values were then calculated by J.P. Morgan using a selected range of discount rates of 6.00% to 7.00%. This analysis indicated an approximate implied per share equity value reference range for Discovery of $45.28 to $63.38 and an approximate implied aggregate equity value reference range for Discovery of $30.6 billion to $43.1 billion.

WarnerMedia

Discovery’s financial advisors performed separate discounted cash flow analyses of WarnerMedia by calculating the estimated present value (as of March 31, 2021) of the unlevered, after-tax free cash flows that WarnerMedia was forecasted to generate during the last three quarters of the fiscal year ending December 31, 2021 through the full fiscal year ending December 31, 2030 based on financial forecasts and estimates relating to WarnerMedia prepared by the management of AT&T as adjusted and extended per the management of Discovery. For purposes of these analyses, stock-based compensation was treated as a cash expense.

Allen & Company calculated implied terminal values for WarnerMedia by applying to WarnerMedia’s unlevered, after-tax free cash flows for the terminal year a selected range of perpetuity growth rates of 1.25% to

1.75% based on perpetuity growth rates and assumptions provided by Discovery management. The present values (as of March 31, 2021) of the cash flows and terminal values were then calculated by Allen & Company using a selected range of discount rates of 6.00% to 7.00%. This analysis was performed by Allen & Company without giving effect to potential net synergies expected by the management of Discovery to result from the Merger and indicated an approximate implied enterprise value reference range for WarnerMedia of $101.1 billion to $135.0 billion and an approximate implied aggregate equity value reference range for WarnerMedia of $55.9 billion to $89.8 billion.

Based on the approximate implied aggregate equity value reference ranges derived for Discovery and WarnerMedia described above, Allen & Company’s analysis yielded the following implied reference range, as compared to the Merger Consideration:

Implied Pro Forma Aggregate Equity Ownership and Aggregate Number of Shares Reference Range	Merger Consideration
23.8% (2,276 million shares) – 42.9% (941 million shares)	29% (1,727 million shares)

J.P. Morgan also calculated implied terminal values for WarnerMedia by applying to WarnerMedia’s unlevered, after-tax free cash flows for the terminal year a selected range of perpetuity growth rates of 1.25% to 1.75% based on perpetuity growth rates and assumptions provided by Discovery management. The present values (as of March 31, 2021) of the cash flows and terminal values and the potential Synergies expected by the management of Discovery to result from the Merger were then calculated by J.P. Morgan using a selected range of discount rates of 6.00% to 7.00%. This analysis was performed by J.P. Morgan both without potential Synergies and with potential Synergies added to the implied value of WarnerMedia and indicated approximate implied enterprise value reference ranges for WarnerMedia of $103.3 billion to $137.9 billion without Synergies and $132.5 billion to $172.4 billion with Synergies, and approximate implied aggregate equity value reference ranges for WarnerMedia of $59.8 billion to $94.3 billion without Synergies and $87.3 billion to $127.1 billion with Synergies.

Based on the approximate implied aggregate equity value reference ranges derived for Discovery and WarnerMedia (both without Synergies and with Synergies) described above, J.P. Morgan’s analysis yielded the following implied reference ranges, as compared to the Merger Consideration:

Implied Pro Forma Aggregate Equity Ownership and Aggregate Number of Shares Reference Range	Merger Consideration
Without Synergies 24.8% (2,145 million shares) – 42.6% (961 million shares)
29% (1,727 million shares)
With Synergies 19.4% (2,943 million shares) – 33.0% (1,444 million shares)

Intrinsic Value Creation Analysis – J.P. Morgan

In addition to the selected public companies analyses and discounted cash flow analyses described above, J.P. Morgan performed an analysis of the implied theoretical value creation of the Merger to existing holders of Discovery capital stock immediately prior to the Reclassification and the Merger based on the pro forma aggregate equity ownership on a fully diluted basis of such holders in WBD upon consummation of the Reclassification and the Merger relative to the implied equity value of Discovery on a standalone basis, in each case based on projections and other data provided by Discovery management.

J.P. Morgan calculated the implied pro forma equity value to holders of Discovery capital stock by taking into account (1) the approximate implied midpoint equity value of Discovery on a standalone basis derived from the discounted cash flow analysis of Discovery described above under “ —Discounted Cash Flow Analysis—Discovery,” (2) the approximate implied midpoint equity value of WarnerMedia on a standalone basis derived from the discounted cash flow analysis of WarnerMedia described above under “ —Discounted Cash Flow Analysis—WarnerMedia” and (3) the approximate aggregate estimated present value of the potential Synergies and transaction expenses based on estimates provided by Discovery management. Based on the implied pro forma equity ownership on a fully diluted basis of holders of Discovery capital stock in WBD upon consummation of the Reclassification and the Merger, this indicated that the Merger could create a hypothetical incremental implied equity value for holders of Discovery capital stock of approximately 12.9% relative to the implied equity value of Discovery on a standalone basis. There can be no assurance that the projected financial information and impacts from the Merger and the related transactions will not be substantially greater or less than those estimated by Discovery management or as described above.

Certain Additional Information

Discovery’s financial advisors observed, as applicable, certain additional information that was not considered part of the material financial analyses for their respective opinions, but was noted for informational reference only, including the following:

•

historical trading prices of Discovery Series A common stock during the 52-week period ended May 14, 2021, which indicated low to high intraday prices for Discovery Series A common stock during such period of $19.07 to $78.14 per share; and

•

undiscounted forward stock price targets for Discovery Series A common stock as reflected in selected publicly available Wall Street research analysts’ reports available as of May 14, 2021, which indicated an overall low to high range of stock price targets for Discovery Series A common stock of approximately $35.00 to $61.00 per share (with a mean of $44.45 per share and a median of $42.00 per share), and calendar year 2022 enterprise value estimates for WarnerMedia as reflected in selected publicly available Wall Street research analysts’ reports available as of May 14, 2021, which indicated an overall low to high range of aggregate enterprise values for WarnerMedia of approximately $56.8 billion to $128.3 billion.

Discovery Forecasts

Discovery does not, as a matter of course, publicly disclose long-term projections as to future revenue, earnings or other results, and projections for extended periods are of particular concern to Discovery given the unpredictability of the underlying assumptions and estimates. However, in connection with its consideration of a potential transaction with the WarnerMedia Business, in April 2021, Discovery management updated its non-public, internal financial projections for fiscal years 2021 through 2025 and extrapolated for fiscal years 2026 through 2030 regarding Discovery’s revenue, Adjusted EBITDA pre-SBC, Adjusted EBITDA post-SBC and unlevered free cash flow (the “Discovery Management Projections”). Discovery also prepared non-public financial projections for fiscal years 2021 through 2025, which reflected more optimistic assumptions on a number of parameters regarding Discovery’s revenue and Adjusted EBITDA pre-SBC (the “Discovery Advocacy Projections” and, together with the Discovery Management Projections, the “Discovery Projections”). Discovery management provided the Discovery Projections to the Discovery Board in connection with its evaluation of the Transactions. The Discovery Projections were also provided to Discovery’s financial advisors; however, based on Discovery management’s assessments regarding the Discovery Management Projections and the Discovery Advocacy Projections, Discovery’s financial advisors were directed to use and rely upon the Discovery Management Projections for purposes of their respective financial analyses and opinions as more fully described above under “Opinions of Discovery’s Financial Advisors.” In connection with the due diligence review of Discovery by AT&T, certain of the Discovery Projections were also provided to AT&T.

In connection with its due diligence review of the WarnerMedia Business, Discovery was provided with or considered certain non-public financial information relating to the WarnerMedia Business, including certain internal financial forecasts, estimates and other financial and operating data relating to the WarnerMedia Business prepared by AT&T management for fiscal years 2019 through 2025 (the “WarnerMedia Projections”), as described under “—WarnerMedia Projections.” Subsequently, Discovery management made certain adjustments to the WarnerMedia Projections to reflect (1) lower growth rates in certain markets and other segments which Discovery management believed were reasonable and (2) higher expenses, primarily from increased net cash content spending, expected by Discovery management and extrapolated the WarnerMedia Projections for fiscal years 2026 through 2030 (the “adjusted WarnerMedia Projections”), based on the judgment and experience in the industry of Discovery management, their evaluation of the WarnerMedia Business and discussions with the managements of AT&T and the WarnerMedia Business. These adjustments resulted in lower overall adjusted margins. The adjusted WarnerMedia Projections also were provided to the Discovery Board in connection with its evaluation of the Transactions and to Discovery’s financial advisors, which were directed to use and rely upon the adjusted WarnerMedia Projections for purposes of their respective analyses and opinions.

In addition, the Discovery Board and Discovery’s financial advisors were provided with an estimate of certain synergies expected to result from the Transactions projected by Discovery management. None of the estimated synergies are reflected in the Discovery Projections or the adjusted WarnerMedia Projections since the Discovery Projections and the adjusted WarnerMedia Projections are unaudited financial forecasts for Discovery and the WarnerMedia Business, respectively, on a standalone basis.

Discovery has included below a summary of the Discovery Projections and the adjusted WarnerMedia Projections to provide its stockholders access to certain formerly non-public information that was provided to the Discovery Board and Discovery’s financial advisors, as well as to AT&T. The Discovery Projections and the adjusted WarnerMedia Projections are not included in this prospectus in order to influence any stockholder to make any investment decision with respect to the Transactions or to influence the votes concerning the Charter Amendment proposals, the Share Issuance proposal and the “Golden Parachute” Compensation proposal that will be conducted at the Discovery special meeting, or for any other purpose.

The Discovery Projections include revenue, Adjusted EBITDA pre-SBC, Adjusted EBITDA post-SBC and unlevered free cash flow. Adjusted EBITDA pre-SBC is defined as operating income excluding: (1) employee share-based compensation, (2) depreciation and amortization, (3) restructuring and other charges, (4) certain impairment charges, (5) gains and losses on business and asset dispositions, (6) certain inter-segment eliminations related to production studios, (7) third-party transaction and integration costs and (8) other items impacting comparability. Adjusted EBITDA post-SBC is defined as Adjusted EBITDA pre-SBC as further adjusted by including employee share-based compensation. Unlevered free cash flow is defined as net operating profit after tax adjusted by including depreciation and amortization and excluding change in content, capital expenditure and change in working capital.

The adjusted WarnerMedia Projections included revenue, Adjusted EBITDA and Unlevered Free Cash Flow. Adjusted EBITDA is defined as operating income plus (1) employee share-based compensation, (2) depreciation and amortization, and (3) certain inter-segment eliminations. Unlevered Free Cash Flow was determined by starting with Adjusted EBITDA and adding back (a) Film and TV amortization, (b) employee share-based compensation, and (c) working capital changes and subtracting (x) cash content spend, (y) capital expenditures and (z) tax expense.

Discovery Projections

The following is a summary of the Discovery Management Projections:

	Year Ending December 31, ($ in billions)
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$12.1	$13.1	$13.6	$14.6	$14.1	$14.3	$14.6	$15.0	$15.5	$15.9
Adjusted EBITDA pre-SBC	3.4	3.8	4.1	4.1	4.1	4.0	3.9	3.9	4.0	4.1
Adjusted EBITDA post-SBC	3.2	3.6	4.0	3.9	3.9	3.9	3.8	3.7	3.9	3.9
Unlevered Free Cash Flow	2.6	2.7	2.7	2.9	2.8	2.7	2.7	2.7	2.8	2.8

The following is a summary of the Discovery Advocacy Projections:

	Year Ending December 31, ($ in billions)
	2021E	2022E	2023E	2024E	2025E
Revenue	$12.1	$13.3	$14.0	$15.4	$15.4
Adjusted EBITDA pre-SBC	3.4	4.0	4.6	4.7	5.0

Adjusted WarnerMedia Projections

The following is a summary of the WarnerMedia Projections, as adjusted and extrapolated by Discovery management:

	Year Ending December 31, ($ in billions)
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$33.3	$36.1	$38.1	$39.9	$41.6	$43.2	$45.0	$46.7	$48.4	$50.0
Adjusted EBITDA	7.2	6.2	6.4	7.0	7.4	7.7	8.6	9.8	9.9	10.2
Unlevered Free Cash Flow	2.4	3.4	4.4	4.6	4.8	5.2	5.9	6.9	7.0	7.2

The Discovery Projections and the adjusted WarnerMedia Projections are subjective in many respects and, thus, subject to interpretation. Although presented with numerical specificity, the Discovery Projections and the adjusted WarnerMedia Projections reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the businesses of Discovery and the WarnerMedia Business, including the factors listed under “Risk Factors,” all of which are difficult to predict and many of which are outside the control of Discovery, AT&T and Spinco. Discovery cannot provide any assurance that the assumptions underlying the Discovery Projections and the adjusted WarnerMedia Projections will be realized.

The Discovery Projections and the adjusted WarnerMedia Projections for 2021 reflect, among other things, Discovery management’s estimates and assumptions regarding the continued impact of COVID-19 on 2021 expectations based on the experience of Discovery’s business and Discovery management’s evaluation of the WarnerMedia Business’s business up to the date of preparation of the projections. However, Discovery management is unable to estimate or otherwise predict the extent of further COVID-19-related impacts on Discovery’s business and the WarnerMedia Business’s business which depend on highly uncertain and unpredictable future developments. See factors regarding the impact of COVID-19 under “Risk Factors.”

Many of the assumptions reflected in the Discovery Projections and the adjusted WarnerMedia Projections are subject to change and such projections do not reflect revised prospects for the businesses of Discovery or the WarnerMedia Business, changes in general business or economic conditions or any other transactions, circumstances or events occurring after the date they were prepared, including the Transactions contemplated by the Merger Agreement and the Separation Agreement and the effect of any failure of the Merger or the other Transactions to occur. Discovery has not updated and does not intend to update or otherwise revise the Discovery Projections or the adjusted WarnerMedia Projections. There can be no assurance that the results reflected in any of the Discovery Projections and the adjusted WarnerMedia Projections will be realized or that actual results will not materially vary from such projections. In addition, the Discovery Projections and the adjusted WarnerMedia Projections cover multiple years and such information by its nature becomes less predictive with each successive year. The Discovery Projections and the adjusted WarnerMedia Projections included in this prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance.

Discovery stockholders and AT&T stockholders are urged to review “Risk Factors” and Discovery’s and AT&T’s most recent SEC filings for a description of risk factors with respect to the businesses of Discovery and the WarnerMedia Business. You should read “Cautionary Note Regarding Forward-Looking Statements” and

“Where You Can Find More Information; Incorporation by Reference” for additional information regarding the risks inherent in forward-looking information such as the Discovery Projections and the adjusted WarnerMedia Projections.

The Discovery Projections and the adjusted WarnerMedia Projections were not prepared with a view toward complying with GAAP (including because certain metrics are non-GAAP measures, and such projections do not include footnote disclosures as may be required by GAAP), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Discovery Projections and the adjusted WarnerMedia Projections have been prepared by, and are the responsibility of Discovery management. Neither Discovery’s independent registered public accounting firm PricewaterhouseCoopers LLP, nor AT&T’s independent registered public accounting firm Ernst & Young LLP, nor any other independent accountants, have compiled, reviewed, audited, examined, or performed any agreed-upon procedures, or expressed any form of assurance, with respect to the Discovery Projections and the adjusted WarnerMedia Projections included in this prospectus, they have not expressed any opinion or any other form of assurance on such projections or the achievability of the results reflected in such projections and they assume no responsibility for, and disclaim any association with, such projections. The report of Ernst & Young LLP included in this prospectus, which is referred to and made part of this prospectus and registration statement, relates to the WarnerMedia Business’s historical audited financial statements and does not extend to the unaudited prospective financial information and should not be read to do so. The report of Discovery’s independent registered public accounting firm incorporated by reference in this prospectus relates only to Discovery’s historical financial statements and does not extend to the prospective financial information and should not be read to do so. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Discovery Projections and the adjusted WarnerMedia Projections may not be comparable to similarly titled amounts used by other companies or persons.

The non-GAAP financial measures set forth above should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Discovery is not providing a quantitative reconciliation of these forward-looking non-GAAP financial measures. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable efforts. Discovery does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, or to quantify the probable significance of these items. The adjustments required for any such reconciliation of Discovery’s forward-looking non-GAAP financial measures cannot be accurately forecast by Discovery, and therefore the reconciliation has been omitted. Reconciliations of non-GAAP financial measures were not provided to the Discovery Board or to Discovery’s financial advisors in connection with the Transactions.

For the reasons described above, readers of this prospectus are cautioned not to place undue, if any, reliance on the Discovery Projections and the adjusted WarnerMedia Projections. None of Discovery, AT&T or Spinco has made any representation to the others in the Merger Agreement concerning any such projections.

NONE OF DISCOVERY, AT&T, WBD, SPINCO OR THEIR RESPECTIVE AFFILIATES INTEND TO, AND, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW, EACH OF THEM EXPRESSLY DISCLAIMS ANY OBLIGATION TO, UPDATE OR OTHERWISE REVISE THE ABOVE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE NOT REALIZED.

AT&T’s Reasons for the Transactions

The AT&T Board and its senior management regularly review and discuss AT&T’s performance, future growth prospects and overall strategic direction, as well as developments in the industries in which it operates, and consider potential opportunities to strengthen its business and enhance stockholder value. These reviews have included consideration of transactions involving third parties, including the recent consummation of transactions involving third parties for other segments of AT&T’s business, that would further its strategic objectives. From time to time, AT&T has had discussions with its financial advisors and outside legal counsel to further explore potential taxable and tax-free alternatives for divesting all or portions of the WarnerMedia Business.

In reaching its decision to approve the Transaction Documents and the Transactions, the AT&T Board and its senior management consulted with AT&T’s advisors, and considered a wide variety of factors, including the significant factors listed below, as generally supporting its decision:

•

AT&T’s review of its current and future capital needs both with and without the WarnerMedia Business, and its belief that the capital structure of AT&T will improve as a result of the consummation of the Transactions;

•	the expectation that the Separation, Distribution and Merger generally would result in a tax-efficient disposition of the WarnerMedia Business for AT&T and AT&T stockholders;

•

AT&T would receive up to approximately $43.0 billion of consideration (subject to adjustment) in connection with the Transactions, which is expected to be received tax-free by AT&T to the extent used for repayment of certain debt, payment of dividends and/or share repurchases;

•	the ability of the management team of AT&T to concentrate on the investment requirements and growth opportunities of the AT&T business (apart from the WarnerMedia Business) following the Transactions;

•

the synergies associated with a combination of Discovery and the WarnerMedia Business are expected to lead to increased investment in content and digital innovation and scale the WarnerMedia Business’s global DTC business;

•	the financial review of the Transactions discussed with LionTree and Goldman;

•

the expectation that AT&T stockholders that receive Spinco common stock in the Distribution are expected to own approximately 71% of the outstanding shares of WBD common stock, on a fully diluted basis, immediately following the completion of the Transactions, and will have the opportunity to participate in WBD’s potential future growth and expected synergies to the extent that they elect to retain all or a portion of those WBD shares;

•

the support of Discovery’s largest stockholders, Advance/Newhouse and Dr. Malone, and their willingness to each enter into a voting agreement to vote in favor of the Charter Amendment and the Share Issuance, and Advance/Newhouse’s willingness to enter into the Consent Agreement;

•

the fact that, under the Merger Agreement, Discovery’s ability to solicit alternative transactions is restricted and (1) before the Discovery Board may withdraw or modify its recommendation in response to a superior proposal, AT&T is required to be given the opportunity to negotiate with Discovery to modify the terms of the Transactions, and (2) except following a Triggering Event (as defined in “The Merger Agreement—No Solicitation—Spinco Acquisition Proposals”), even if the Discovery Board withdraws or modifies its recommendation, Discovery is obligated to proceed with a vote of Discovery stockholders on the Charter Amendment proposals and the Share Issuance proposal;

•

the review by the AT&T Board, with AT&T’s senior management and outside advisors, of the terms and conditions and structure of the Merger Agreement, the Separation Agreement, the form of the Tax Matters Agreement, the Employee Matters Agreement and the other agreements relating to the Transactions, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of the consummation of the Transactions and AT&T’s evaluation of the likely time period necessary to close the Transactions;

•

the fact that, under the Merger Agreement, Discovery may be required to pay AT&T the Discovery Termination Fee if the Merger Agreement is terminated under certain circumstances, and, under certain circumstances, including in the event that Discovery stockholders do not approve the Charter Amendment proposals and the Share Issuance proposal and the Merger Agreement is terminated as a result thereof, Discovery would be required to bear a portion of certain commitment fees incurred prior to termination; and

•

the fact that, under the Merger Agreement, following a Triggering Event, AT&T will have the ability to respond to alternative transaction proposals and terminate the Merger Agreement, subject to payment of the AT&T Termination Fee, to accept a superior proposal under certain circumstances.

The AT&T Board and its senior management also considered a variety of risks and potentially negative factors, including the following:

•

the possibility that the Transactions may not be completed on the terms or timeline currently contemplated by AT&T and Discovery or at all, including for reasons outside of the control of AT&T or Discovery;

•	the risk that the completion of the Transactions, or the failure to complete the Transactions, could negatively affect AT&T’s stock price and future business and financial results;

•

because the consideration to be received by AT&T stockholders in the Transactions consists of a fixed percentage of shares of WBD common stock, the value of the Discovery common stock received in the Merger could fluctuate significantly based on a number of factors, many of which are outside of the control of AT&T or are unrelated to the performance of the WarnerMedia Business and some of which are outside of the control of both AT&T and Discovery, including general market conditions;

•	the risk that the WarnerMedia Business may be unable to retain, recruit and motivate employees as a result of the announcement of, and during the pendency of, the Transactions;

•

risks relating to the separation of the WarnerMedia Business from AT&T and the operation of the WarnerMedia Business as a separate business from AT&T’s other businesses, including the loss of economies of scale, synergies and intercompany arrangements between the WarnerMedia Business and AT&T’s other businesses;

•

the risks inherent in requesting regulatory approval from multiple government agencies in multiple jurisdictions, as more fully described in “—Regulatory Approvals,” or that governmental authorities could attempt to condition their approval of the Transactions on compliance with certain burdensome conditions or that regulatory approvals may be delayed;

•

that AT&T, prior to the completion of the Transactions, is required to conduct the WarnerMedia Business in the ordinary course consistent with past practice, subject to specific limitations and exceptions, which could delay or prevent AT&T from undertaking business opportunities that may arise prior to the completion of the Transactions;

•

the restrictions in the Merger Agreement on AT&T’s ability to solicit alternative transactions for the WarnerMedia Business, subject to certain exceptions which, if they were to occur, may require AT&T to pay Discovery the AT&T Termination Fee upon the termination of the Merger Agreement;

•

the risk that the Transaction Documents may be terminated in accordance with their terms prior to the Closing Date, including the ability of each of AT&T and Discovery to terminate the Merger Agreement in the event that the Transactions have not been consummated by July 15, 2023; and

•	risks of the type and nature described under the section of this prospectus entitled “Risk Factors.”

The foregoing discussion of the information and factors considered by the AT&T Board and its senior management is not exhaustive. In view of the wide variety of factors considered by AT&T in connection with its evaluation of the Transactions and the complexity of these matters, AT&T did not consider it practical to, and it did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In consideration of the factors described above and any other factors, individual members of the AT&T Board and its senior management may have viewed factors differently or given different weights to other or different factors.

After considering the various potentially positive and negative factors, including the foregoing, AT&T determined that, in the aggregate, the potential benefits of the Transactions outweigh the risks and uncertainties of the Transactions. The foregoing discussion of the information and factors considered by AT&T is not exhaustive but is intended to reflect the principal factors considered by AT&T in reaching its decision to approve the Transaction Documents and the Transactions.

The foregoing discussion of the information and factors considered by AT&T utilized forward-looking information. This information should be read in light of the factors described in “Cautionary Note Regarding Forward-Looking Statements.”

WarnerMedia Projections

AT&T does not as a matter of course make public projections as to future sales, earnings, or other results of the WarnerMedia Business. However, AT&T management prepared the financial projections with respect to the WarnerMedia Business set forth below to present to AT&T’s financial advisors and to Discovery in the course of reviewing the Transactions. The accompanying WarnerMedia Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to financial projections. The WarnerMedia Projections were prepared and provided prior to the announcement of the Transactions, treating the WarnerMedia Business as a separate management reporting entity, without giving effect to, and as if the WarnerMedia Business never contemplated, the Transactions, including the impact of negotiating or executing the Transactions, the expenses that may be incurred in connection with consummating the Transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Transaction Documents, or the effect of any business or strategic decisions or actions that would likely have been taken if the Transaction Documents had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Transactions, or due to the accounting of prior transactions. The WarnerMedia Projections are subjective in many respects, and this information is not fact and should not be relied upon as necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the WarnerMedia Projections.

The WarnerMedia Projections have been prepared by, and are the responsibility of AT&T management. Neither AT&T’s independent registered public accounting firm Ernst & Young LLP nor Discovery’s independent registered public accounting firm PricewaterhouseCoopers LLP, nor any other independent accountants, have compiled, reviewed, audited, examined, or performed any agreed-upon procedures, or expressed any form of assurance, with respect to the WarnerMedia Projections included in this prospectus, they have not expressed any opinion or any other form of assurance on such projections or the achievability of the results reflected in such projections and they assume no responsibility for, and disclaim any association with, such projections. The report of Ernst & Young LLP included in this prospectus, which is referred to and made part of this prospectus and registration statement, relates to the WarnerMedia Business’s historical audited financial statements and does not extend to the unaudited prospective financial information and should not be read to do so. The report of AT&T’s independent registered public accounting firm incorporated by reference in this prospectus relates only to AT&T’s historical financial information and does not extend to the prospective financial information or should be read to do so. The report of Discovery’s independent registered public accounting firm incorporated by reference in this prospectus relates only to Discovery’s historical financial statements and does not extend to the prospective financial information and should not be read to do so.

AT&T stockholders and Discovery stockholders are urged to review “Risk Factors” and AT&T’s and Discovery’s most recent SEC filings for a description of risk factors with respect to the businesses of Discovery and the WarnerMedia Business. You should read “Cautionary Note Regarding Forward-Looking Statements” and “Where You Can Find More Information; Incorporation by Reference” for additional information regarding the risks inherent in forward-looking information such as the WarnerMedia Projections.

The WarnerMedia Projections were prepared by AT&T management before signing the Merger Agreement and do not represent the view of the WarnerMedia Business by Discovery management or represent the current view of the WarnerMedia Business by AT&T management and should not be viewed as an indicator of WBD’s future performance.

The WarnerMedia Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Transactions, including the Merger, changes in foreign exchange rates, market conditions or otherwise. Further, the WarnerMedia Projections do not take into account the effect of any failure to occur of the Transactions, including the Merger, and should not be viewed as accurate or continuing in that context.

The WarnerMedia Projections were prepared in April 2021 by AT&T management, and contained and were subject to numerous assumptions, qualifications, procedures, matters and other limitations, many of which, while reasonable and supportable at the time, have been demonstrated by changes in general market, financial markets and other conditions to be no longer valid.

The WarnerMedia Projections, while presented with numerical specificity, reflect numerous estimates and assumptions made by AT&T management at the time of such projections, with respect to industry performance, general business, economic, market and financial conditions and other future events, as well as matters specific to the WarnerMedia Business. These estimates and assumptions regarding future events are difficult to predict, and many are beyond AT&T’s or, following consummation of the Transactions, WBD’s, control. Accordingly, there can be no assurance that the estimates and assumptions made by AT&T in preparing the WarnerMedia Projections will be realized and actual results may be materially greater or less than those contained in the WarnerMedia Projections.

The WarnerMedia Projections included in this prospectus constitute forward-looking statements and no assurances can be given that the assumptions made in preparing such projections will accurately reflect future conditions. The inclusion of certain projections in this prospectus should not be regarded as an indication that AT&T, WBD, Discovery, or their respective affiliates, advisors or other representatives consider such projections to be predictive of actual future events, or such parties’ current views of the WarnerMedia Business’s expected future performance, and such projections should not be relied upon as such. The WarnerMedia projections in this prospectus are provided in this prospectus only because AT&T made them available to Discovery in connection with the process of reviewing the Transactions.

None of AT&T, Discovery, or any of their respective affiliates, advisors or other representatives makes any representation to any person regarding the WarnerMedia Projections by virtue of their inclusion in this prospectus. None of AT&T, its affiliates, advisors or other representatives intends to update or otherwise revise the WarnerMedia Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the WarnerMedia Projections are shown to be in error. Since the WarnerMedia Projections cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. In this regard, you are cautioned not to place undue reliance on these projections.

The following table presents select unaudited financial projection data with respect to WarnerMedia Business for the fiscal years ending December 31, 2019 through December 31, 2025 prepared by AT&T management and provided to Discovery:

	Fiscal Year Ending December 31,(1)
	2019	2020	2021E	2022E	2023E	2024E	2025E
Revenue	$33.0	$28.2	$33.3	$36.7	$39.5	$41.6	$45.0
Adjusted EBITDA	9.8	7.6	7.2	6.8	6.9	8.0	9.9
Total Pre-Tax Cash Flow	5.9	4.3	4.3	5.6	7.7	7.4	8.9

(1)	All figures in U.S. dollar billions.

The WarnerMedia Projections included revenue, Adjusted EBITDA and Pre-Tax Cash Flow. Adjusted EBITDA is defined as operating income plus (1) employee share-based compensation, (2) depreciation and amortization, and (3) certain inter-segment eliminations. Pre-Tax Cash Flow was determined by starting with Adjusted EBITDA and adding back (a) Film and TV amortization, (b) employee share-based compensation, and (c) working capital changes and subtracting (x) cash content spend and (y) capital expenditures.

Ownership of WBD Following the Transactions

It is expected that upon completion of the Transactions, holders (or, if such holders exchange all of their shares of AT&T common stock in the Exchange Offer, also former holders) of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases, as described under “The Transactions—Calculation of the Merger Consideration.” Based on the composition of the current significant stockholder bases of each of Discovery and AT&T, Discovery does not expect that there will be any individual holder of more than approximately     % of the outstanding WBD common stock immediately following the Closing, determined on the basis of a pro rata distribution of shares of Spinco common stock by AT&T without taking into account participation in the Exchange Offer.

Board of Directors and Management of WBD Following the Transactions

Board of Directors

As of the effective time of the Merger, the WBD Board will consist of 13 directors, consisting of six Discovery Designees, including the Chief Executive Officer of WBD as of immediately after the effective time of the Merger, and seven AT&T Designees. In addition, the WBD Board will be classified into three classes: the Class I directors will initially include two Discovery Designees and two AT&T Designees, the Class II directors will initially include two Discovery Designees and two AT&T Designees and the Class III directors will initially include two Discovery Designees and three AT&T Designees, one of whom will be the Chairperson of the WBD Board. The initial term of the Class I directors will expire immediately following WBD’s first annual meeting of stockholders after the completion of the Merger, the initial term of the Class II directors will expire immediately following WBD’s second annual meeting of stockholders after the completion of the Merger and the initial term of the Class III directors will expire immediately following WBD’s third annual meeting of stockholders after the completion of the Merger. Upon the expiration of the initial term of each class of directors, such class of WBD directors will be elected for a one-year term expiring immediately following each WBD annual meeting of stockholders.

The Discovery Designees will include David M. Zaslav, who will serve as President and Chief Executive Officer of WBD. It is expected that John C. Malone will also serve as a Discovery Designee. Pursuant to the terms of the Consent Agreement, the initial Discovery Designees for the Class III directors will be Steven A. Miron and Steven O. Newhouse. The other Discovery Designees and the AT&T Designees will be named prior to the Closing. Listed below is the biographical information for each person who is currently expected to become a member of the WBD Board as of the effective time of the Merger.

Class I and Class II Directors:

•

David M. Zaslav, 61, a Discovery Designee, has served as Discovery’s President and Chief Executive Officer since 2007. Previously, Mr. Zaslav served as President, Cable & Domestic Television and New Media Distribution of NBC Universal, Inc. (“NBC”), a media and entertainment company, from May 2006 to December 2006. Mr. Zaslav served as Executive Vice President of NBC, and President of NBC Cable, a division of NBC, from 1999 to May 2006.

As Chief Executive Officer of Discovery, Mr. Zaslav sets Discovery’s goals and strategies and oversees all operations for Discovery’s global suite of brands. Under his leadership, Discovery has grown into a Fortune 500 public company with world-class brands and Discovery’s networks have broken viewing trends and records. His ability as a director to add his views and insights, which are focused on strategic growth and operational efficiency, to the WBD Board’s deliberations will be of significant benefit to the WBD Board.

Mr. Zaslav has served as a director of Grupo Televisa S.A.B. since 2015 and Sirius XM Radio, Inc. since 2013. He previously served as a director of Blade Air Mobility, Inc. from May 2021 until September 2021 and Lions Gate Entertainment Corp. from 2015 until May 2021.

•

John C. Malone, 80, expected to be a Discovery Designee, has served as a director of Discovery since 2008. Dr. Malone previously served as Chief Executive Officer and Chairman of the board of directors of Discovery Holding Company from 2005 to 2008, when it merged with Discovery. Dr. Malone is currently chairman of the boards of Liberty Media, Liberty Broadband and Liberty Global. His extensive experience includes serving as Chief Executive Officer of Telecommunications Inc. for over 25 years until its merger with AT&T Corporation in 1999.

Dr. Malone has played a pivotal role in the cable television industry since its inception and is considered one of the preeminent figures in the media and telecommunications industry. Dr. Malone brings to the WBD Board his well-known sophisticated problem solving and risk assessment skills. His breadth of industry knowledge and unique perspective on Discovery’s business will make him an invaluable member of the WBD Board. He also brings extensive experience serving on other public company boards and boards of non-profit organizations within the cable industry, including Cable Television Laboratories, Inc. and the National Cable Television Association.

Dr. Malone has served as a director of Liberty Broadband since 2014, Liberty Media (including its predecessors) since 2010, Liberty Global (including its predecessors) since 2005 and Qurate Retail (including its predecessors) since 1994. Dr. Malone previously served as a director of GCI Liberty, Inc. from 2018 to 2020, Lions Gate Entertainment Corp. from 2015 to 2018, Liberty Expedia Holdings, Inc. from 2016 to 2019, Liberty Latin America Ltd. from 2017 to 2019, Charter Communications, Inc. from 2013 to 2018 and Expedia, Inc. from 2005 to 2017. Dr. Malone is the uncle of Daniel E. Sanchez, a current director of Discovery.

The two additional Class I and Class II directors to be designated by Discovery, and the two Class I directors and two Class II directors to be designated by AT&T, will be named prior to the Closing.

Class III Directors:

•

Steven A. Miron, 55, a Discovery Designee, has served as a director of Discovery since 2008. Mr. Miron is the Chief Executive Officer of ANP, a privately-held media company, and a senior executive officer at Advance, a private, family-held business that owns and invests in a broad range of media and technology companies. Mr. Miron previously served as President of ANPP and Bright House Networks from 2002 to 2008, and as Chief Executive Officer of Bright House Networks from 2008 until 2016, when it was acquired by Charter Communications, Inc. Prior to Bright House Networks, Mr. Miron held positions with MetroVision, Vision Cable Communications, NewChannels and Time Warner Cable.

Through his experience as a cable television executive, Mr. Miron has developed a deep understanding of Discovery’s industry. Mr. Miron’s expertise in the cable television industry will make him a valued presence on the WBD Board. He also brings to the WBD Board his previous experiences on the boards of non-profit organizations within the cable industry, including C-SPAN, the National Cable & Telecommunications Association and CableLabs.

Mr. Miron has served as a director of Charter Communications, Inc. since 2016. Mr. Miron is the son of Robert J. Miron, a current director of Discovery.

•

Steven O. Newhouse, 64, a Discovery Designee, is Co-President of Advance, a private, family-held business that owns and invests in companies across media, entertainment, technology, communications, education, mass participation sports and other promising growth sectors. In addition to its interest in Discovery, Advance owns approximately 13% of Charter Communications, Inc. and is the largest stockholder in Reddit, Inc. (“Reddit”).

From 1979 to 1992, Mr. Newhouse worked in a variety of editorial roles at Advance newspapers in Oregon, Massachusetts and New York, ending with ten years as Editor of The Jersey Journal in New Jersey. In 1993, he took charge of Advance’s digital efforts through Advance.net. He led the founding of some of the earliest local media web sites and Advance’s acquisition of Reddit in 2006. Since 2011, when Advance spun off Reddit, while retaining a significant ownership stake, he has served as an observer on its board of directors. He has also served as an observer on the Discovery Board from the time it went public in 2008. As Co-President of Advance, Mr. Newhouse helped oversee a diversification effort that included the acquisitions of Stage Entertainment B.V., Turnitin, LLC and The IRONMAN Group. Mr. Newhouse also serves as a director on the board of New York-Presbyterian Hospital, a non-profit organization.

Mr. Newhouse has a great depth of knowledge and experience regarding the media and entertainment business, including both content and distribution, which he gained in connection with his various operational and supervisory roles with Advance and its operating businesses. Mr. Newhouse brings valuable perspectives to the WBD Board from his experience with media companies that are undergoing transformation related to the implementation of new technologies and global expansion and is an experienced member of boards of directors.

The three Class III directors to be designated by AT&T will be named prior to the Closing.

Executive Officers

The Merger Agreement provides that, as of the effective time of the Merger, David M. Zaslav will serve as President and Chief Executive Officer of WBD. Mr. Zaslav will be responsible for the strategic direction of WBD, including its overall operations and performance. The Merger Agreement provides that, prior to the completion of the Transactions, Discovery and AT&T are to cooperate and consult in good faith to appoint such other senior executive officers as are mutually agreed, and to determine such senior executive officers’ initial roles, titles and responsibilities, as of the effective time of the Merger. Gunnar Wiedenfels will serve as Chief Financial Officer of WBD. Prior to and after the completion of the Transactions, the Chief Executive Officer will have principal responsibility in the appointment of the senior executive team and their roles, titles and responsibilities. The Chief Executive Officer will also have principal responsibility in the approval of appointments for management positions for corporate functions of WBD.

Interests of Discovery’s Directors and Executive Officers in the Transactions

Overview

In considering the recommendations of the Discovery Board to approve the Charter Amendment proposals, the Share Issuance proposal and the “Golden Parachute” Compensation proposal in connection with the

Transactions, Discovery stockholders should be aware that, similar to other transactions of this type, certain of Discovery’s directors and executive officers and Discovery Designees may have interests in the Transactions that may be different from, or in addition to, those of Discovery stockholders generally. The Discovery Board was aware of and considered these potential interests, among other matters, in evaluating, negotiating and reaching the determination to approve the Transaction Documents and the Transactions and to recommend to Discovery stockholders that they vote to approve the Charter Amendment proposals, the Share Issuance proposal and the “Golden Parachute” Compensation proposal. These interests are described and quantified in detail in the narratives and tables below.

John C. Malone, who is a director of Discovery, is a party to the Malone Voting Agreement. The Malone Voting Agreement, among other things, requires that Dr. Malone and certain of his affiliates vote their shares of Discovery Series A common stock and Discovery Series B common stock in favor of the Charter Amendment proposals and the Share Issuance proposal. As of the Discovery record date, these shares represent approximately     % of the issued and outstanding shares of Discovery Series A common stock and approximately     % of the issued and outstanding shares of Discovery Series B common stock, which is approximately     % of the aggregate voting power of the shares of Discovery voting stock.

Robert J. Miron, who is a director of Discovery, was previously the Chief Executive Officer and Chairman of the board of directors of ANPP, Steven A. Miron, who is a director of Discovery, is the current Chief Executive Officer of ANP and a senior executive officer at Advance, and Steven O. Newhouse, who is a Discovery Designee, is the current Co-President of Advance. As of the Discovery record date, Advance/Newhouse holds all of the issued and outstanding shares of Discovery Series A-1 preferred stock, which is approximately     % of the aggregate voting power of the shares of Discovery voting stock, and all of the issued and outstanding shares of Discovery Series C-1 preferred stock. Pursuant to the A/N Voting Agreement, Advance/Newhouse is required to vote its shares of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock in favor of the Charter Amendment proposals and the Share Issuance proposal. Pursuant to the Consent Agreement, Advance/Newhouse agreed to deliver an irrevocable written consent to Discovery consenting to, approving and adopting the Merger Agreement and any actions required thereby. As part of the Consent Agreement, Discovery and Advance/Newhouse also agreed, among other things, that Discovery will designate Steven A. Miron and Steven O. Newhouse as directors of WBD following the completion of the Transactions. Mr. R. Miron, Mr. S. Miron and Mr. Newhouse are not party to the A/N Voting Agreement or the Consent Agreement. In connection with Advance/Newhouse’s entry into the Consent Agreement and related forfeiture of the significant rights attached to the Discovery Series A-1 preferred stock in the Reclassification, Advance/Newhouse will receive an increase to the number of shares of WBD common stock into which the Discovery Series A-1 preferred stock would be converted. As of the date of the Consent Agreement, this represented an approximately 30% premium with respect to the Discovery Series A-1 preferred stock (as compared with the market value of the shares of Discovery Series A common stock Advance/Newhouse would be entitled to receive pursuant to the conversion terms of the Discovery Series A-1 preferred stock), which was equivalent to an approximately 14% premium with respect to the market value of Advance/Newhouse’s total equity interest in Discovery.

Paul A. Gould, who is a director of Discovery, is a Managing Director at Allen & Company, which has served as a financial advisor to Discovery in connection with the Transactions. For Allen & Company’s financial advisory services in connection with the Transactions, Discovery has agreed to pay Allen & Company an aggregate cash fee of $75 million, no portion of which will be received by Mr. Gould.

Discovery’s executive officers for purposes of the discussion below include: David M. Zaslav, President and Chief Executive Officer; Gunnar Wiedenfels, Chief Financial Officer; Jean-Briac Perrette, President and CEO of Discovery International; Adria Alpert Romm, Chief People and Culture Officer; Bruce Campbell, Chief Development, Distribution and Legal Officer; David Leavy, Chief Corporate Operating Officer; Lori C. Locke, Chief Accounting Officer; and Savalle Sims, Executive Vice President and General Counsel. Mr. Zaslav will serve as President and Chief Executive Officer of WBD, and Mr. Wiedenfels will serve as Chief Financial Officer of

WBD. Peter Faricy, Discovery’s former Chief Executive Officer, Global Direct-to-Consumer, has been omitted from the discussion below because he has no interest in the Transactions (except insofar as he is a holder of Discovery capital stock) or any rights to compensation that will be accelerated or enhanced in connection with the Transactions due to his departure from Discovery in August 2020.

Treatment of Discovery Equity-Based Awards in the Transactions—In General

As of the date of this prospectus, certain of Discovery’s executive officers and directors hold Discovery Options, Discovery RSUs, Discovery PRSUs and Discovery SARs. In connection with the completion of the Transactions, all outstanding Discovery equity-based awards, including those held by Discovery’s executive officers and non-employee directors, will automatically be converted into corresponding equity-based awards with respect to shares of WBD common stock. Each converted equity-based award will be subject to the same terms and conditions (including any applicable vesting requirements after giving effect to any vesting in the Merger) that applied to the corresponding Discovery equity-based award immediately prior to the Charter Amendment. For more details about the treatment of Discovery equity-based awards in the Transactions, please see “—Effects of the Reclassification on Outstanding Discovery Equity-Based Awards.”

Equity-Based Awards Held by Executive Officers

Discovery equity-based awards held by Discovery’s executive officers (other than those held by Mr. Zaslav) are subject to “double-trigger” accelerated vesting upon a termination without “cause” or resignation for “good reason” within 12 months following the occurrence of a “change in control” of Discovery (which will occur upon the Closing), in accordance with the terms of Discovery’s previously disclosed equity incentive plan and form equity-based award agreements. The definitions of “cause” and “good reason” applicable to each executive officer of Discovery other than Mr. Zaslav are contained in his or her respective award or employment-related agreements and have not been modified in connection with the Transactions. With respect to Mr. Zaslav, who entered into an amended and restated employment agreement on May 16, 2021 (the “Employment Agreement”) as described below in connection with the Transactions, the Employment Agreement governs the treatment of his outstanding Discovery equity-based awards upon the Closing. Under the terms of the Employment Agreement, in lieu of the accelerated “single-trigger” vesting treatment that would have applied upon a “change in control” to all of his outstanding equity-based awards granted under the Prior Employment Agreement, 70% of Mr. Zaslav’s unvested Discovery Options, Discovery SARs and Discovery PRSUs granted under his Prior Employment Agreement will “single-trigger” vest upon and subject to the Closing (but with the same distribution schedule that applied prior to the Merger) and the remaining 30% of such Discovery Options, Discovery SARs and Discovery PRSUs will remain outstanding and continue to vest as provided in the Prior Employment Agreement. If the Merger is abandoned or terminated, then the “change in control” definition in the Prior Employment Agreement shall continue to have the meaning ascribed to it therein and have the consequences on Mr. Zaslav’s outstanding Discovery equity-based awards as described therein.

For illustrative purposes, if the completion of the Merger were to have occurred on November 1, 2021, the latest practicable date prior to the filing of this prospectus, the table below shows the value Discovery’s executive officers would receive in respect of their then outstanding and unvested Discovery equity-based awards on a “single-trigger” or “double-trigger” basis, applying the same assumptions used in “—Quantification of Potential Payments to Discovery’s Named Executive Officers in Connection with the Merger,” which includes an assumed price per share of Discovery Series A common stock of $24.42 (the reported closing price on Nasdaq of Discovery Series A common stock as of November 1, 2021) and an assumed price per share of Discovery Series C common stock of $23.54 (the reported closing price on Nasdaq of Discovery Series C common stock as of November 1, 2021). The amounts shown in the chart below do not include any Discovery equity-based awards that were vested as of immediately prior to the assumed date of the Closing. The amounts in the chart below reflect the value (spread value in the case of Discovery Options and Discovery SARs) in respect of Discovery equity-based awards that would vest in accordance with the applicable equity plan and award agreement and without regard to applicable tax withholding. For Discovery PRSUs with a performance period that is not yet complete, the amounts reflect vesting at target performance levels. All equity referenced in the table below is comprised of Discovery Series A common stock, with the exception of Mr. Zaslav’s Discovery SARs which are equally split between Discovery Series A common stock and Discovery Series C common stock.

	Discovery Equity-Based Awards
Executive Officer	Options (#)	Restricted Stock Units (#)	Performance Restricted Stock Unit s(#)	Stock Appreciation Rights (#)	Single- Trigger Value ($)	Double- Trigger Value ($)
David M. Zaslav President and Chief Executive Officer	24,759,694	—	226,288	903,970	$4,912,252	$7,017,503
Gunnar Wiedenfels Chief Financial Officer	424,281	170,195	—	—	—	$4,174,429
Jean-Briac Perrette President and CEO, Discovery International	428,509	265,315	—	—	—	$6,498,781
Adria Alpert Romm Chief People and Culture Officer	258,368	—	—	—	—	$12,178
Bruce L. Campbell Chief Development, Distribution and Legal Officer	403,453	213,064	—	—	—	$5,221,290
David Leavy Chief Corporate Operating Officer	197,232	79,137	—	—	—	$1,938,615
Lori C. Locke Chief Accounting Officer	—	18,721	—	—	—	$457,167
Savalle Sims Executive Vice President and General Counsel	3,383	73,731	—	—	—	$1,801,729

For more information on equity holdings of Discovery’s executive officers, see “Certain Beneficial Owners of Discovery Capital Stock—Security Ownership of Discovery Management.”

Equity-Based Awards Held by Non-Employee Directors

Discovery equity-based awards held by Discovery’s non-employee directors will be converted to cover WBD common stock in the same manner as described above and in “—Effects of the Reclassification on Outstanding Discovery Equity-Based Awards.” Discovery equity-based awards held by Discovery’s non-employee directors are subject to “double-trigger” accelerated vesting upon a termination without “cause” following the occurrence of a “change in control” (which will occur upon the Closing), in accordance with the terms of Discovery’s previously disclosed 2005 Non-Employee Director Incentive Plan and the award agreements thereunder.

As of November 1, 2021, Discovery non-employee directors held an aggregate of zero unvested Discovery Options for Discovery Series A common stock, zero unvested Discovery Options for Discovery Series C common stock, 62,810 unvested Discovery RSUs for Discovery Series A common stock and zero unvested Discovery RSUs for Discovery Series C common stock, which were granted pursuant to the 2005 Non-Employee Director Incentive Plan, including in all cases the award agreements thereunder.

For illustrative purposes, if the completion of the Merger were to have occurred on November 1, 2021, the latest practicable date prior to the filing of this prospectus, the aggregate value of all unvested Discovery Options and Discovery RSUs for all of Discovery’s non-employee directors would be approximately $1,518,440, which includes an assumed price per share of Discovery Series A common stock of $24.42 (the reported closing price on Nasdaq of Discovery Series A common stock as of November 1, 2021). The amounts in the chart below reflect the value (spread value in the case of Discovery Options) in respect of Discovery equity-based awards that would vest in accordance with the applicable equity plan and award agreement and without regard to applicable tax withholding. Discovery paid Dr. Malone cash in lieu of equity-based awards in 2021, and thus Dr. Malone does not have any outstanding and unvested Discovery equity-based awards.

	Discovery Equity-Based Awards
Non-Employee Directors	Series A Restricted Stock Units (#)	Total Value ($)	Double- Trigger Value ($)
Robert R. Beck	6,218	$151,844	$151,844
Robert R. Bennett	6,218	$151,844	$151,844
Paul A. Gould	6,218	$151,844	$151,844
Robert L. Johnson	6,218	$151,844	$151,844
Kenneth W. Lowe	6,218	$151,844	$151,844
John C. Malone	—	—	—
Robert J. Miron	6,218	$151,844	$151,844
Steven A. Miron	6,218	$151,844	$151,844
Daniel E. Sanchez	6,218	$151,844	$151,844
Susan M. Swain	6,218	$151,844	$151,844
J. David Wargo	6,218	$151,844	$151,844

For more information on equity holdings of Discovery’s non-employee directors, see “Certain Beneficial Owners of Discovery Capital Stock—Security Ownership of Discovery Management.”

David M. Zaslav Employment Agreement

As discussed above, on May 16, 2021, in connection with the Transactions, Discovery entered into the Employment Agreement with Mr. Zaslav. The Employment Agreement amends and restates Mr. Zaslav’s prior employment agreement (the “Prior Employment Agreement”) and runs through December 31, 2027.

Mr. Zaslav’s base salary will remain $3.0 million per annum for the duration of the Employment Agreement. Mr. Zaslav’s target annual bonus under the Employment Agreement will also remain $22.0 million. After 2021, the annual bonus can exceed the target, subject to a cap of 125% of the target amount. In the event that the Transactions are completed, the annual bonus will be paid at the target amount for the calendar year following the calendar year in which the Transactions are completed. For all other years under the Employment Agreement, there is no guaranteed bonus amount and the actual amount paid to Mr. Zaslav will depend on the achievement of qualitative and quantitative performance objectives, which will be determined each year by the Discovery Compensation Committee or WBD Board, as applicable, in consultation with Mr. Zaslav.

In connection with the execution of the Employment Agreement in 2021, Mr. Zaslav was granted 14,733,712 Discovery Options under Discovery’s 2013 Stock Incentive Plan (the “2021 Option Grant”). An additional grant of 198,132 Discovery Options is delayed under the Employment Agreement until January 2022, subject to Mr. Zaslav’s continued employment, and will have its exercise price determined at that time taking into account the then-prevailing market price. The Discovery Options granted under the 2021 Option Grant are broken into tranches, with each tranche having different vesting terms and tranches allocated to years subsequent to the grant date generally having increasing exercise prices, in each case as described in the Employment Agreement. Mr. Zaslav will also be granted annual awards of Discovery PRSUs from 2022 to 2027, conditioned on his employment on the grant date of each tranche of Discovery PRSUs, which will be earned based on the achievement of performance metrics set by the Discovery Compensation Committee or WBD Board, as applicable, measured over a one-year performance period. Mr. Zaslav is required to hold at least 1,500,000 shares of WBD common stock throughout the term of the Employment Agreement.

Pursuant to the Employment Agreement, the following severance payments and benefits are due to Mr. Zaslav in the event that Mr. Zaslav is terminated other than for “cause” or resigns for “good reason” (each as defined in the Employment Agreement) following the Transactions:

•

a prorated portion of Mr. Zaslav’s annual bonus, based on the portion of the calendar year during which Mr. Zaslav was employed, payable during the first quarter of the following year, in the ordinary course of Discovery’s or WBD’s bonus payments, as applicable, and subject to achievement of the applicable performance metrics;

•

an amount equal to one-twelfth of the average of Mr. Zaslav’s annualized base salary that Mr. Zaslav was earning in the calendar year of the termination and the immediately preceding calendar year, multiplied by 24, plus one-twelfth of the average of the annual bonuses paid to Mr. Zaslav for the immediately preceding two years, multiplied by 24, payable over the course of the 24 months following his termination or resignation consistent with Discovery’s or WBD’s normal payroll practices, as applicable (disregarding for this purpose any portion of the average annual bonus that exceeds $12.0 million);

•	continued vesting for all of his granted but unvested Discovery Options in accordance with their original vesting schedule as if Mr. Zaslav remained employed;

•	accelerated vesting and payment for all of his granted but unvested Discovery SARs;

•

accelerated vesting for all of his outstanding Discovery PRSU awards, with the amount earned based on achievement of the performance metrics during the applicable performance period and the awards distributed as if Mr. Zaslav remained employed; and

•

the payment of (1) coverage under Discovery’s or WBD’s group health benefits plan, as applicable, to the extent permitted by, and under the terms of, such plan and to the extent such benefits continue to be provided to former executives at Mr. Zaslav’s level at Discovery or WBD generally, or (2) Discovery-paid or WBD-paid COBRA, as applicable, subject to a change to use comparable cash payments instead if required for legal compliance.

As a condition to receiving the severance payments described above, Mr. Zaslav would be required to sign a general release.

For purposes of the Employment Agreement, the Merger shall not be deemed a “change in control” and the change in control benefits described therein will not be applicable. If the Merger is abandoned or terminated, then “change in control” shall have the definition ascribed to it in the Prior Employment Agreement.

Severance Arrangements for Other of Discovery’s Executive Officers

Each of Discovery’s other executive officers is party to an employment agreement with Discovery that provides for certain severance benefits upon a termination without “cause” by Discovery or termination for “good reason” by such executive officer, regardless of a “change in control” (including the Merger).

Severance benefits under such arrangements generally include:

•

Continued payment of the executive officer’s current salary for the longest of the balance of the term of the executive officer’s employment agreement, the number of months set forth in the chart below or the length of time that the executive officer would otherwise be eligible to receive severance payments under Discovery’s or WBD’s applicable severance plan then in effect;

•

For each executive officer (other than Mses. Sims and Locke), reimbursement for continued health coverage under COBRA for the greater of the number of months set forth in the chart below or the severance period applicable to such executive officer (determined as described below), provided that if the severance period is greater than 18 months, then the executive officer will be eligible to receive at the end of such 18-month period an amount equal to the then-current COBRA premium for the number of months remaining in the severance period. Ms. Sims is not eligible for this benefit under the terms of her employment agreement. For Ms. Locke, her health coverage benefit would be paid in a lump sum in an amount equal to the then-current COBRA premium for 12 months, less required tax withholdings;

•

In addition, as indicated in the chart below, each executive officer is entitled to either a full or prorated bonus for the year in which the termination occurs, payable in the following year at the time such bonuses are paid to other executives and subject to achievement of applicable performance metrics, which, if indicated in the chart below, may be capped for Discovery or WBD, as applicable, and division performance at 100%;

•	Mr. Wiedenfels and Mr. Perrette are also eligible for repatriation benefits covering each executive and his respective family members; and

•

Ms. Alpert Romm and Ms. Locke are also eligible for accelerated vesting of any then unvested special contributions to the Deferred Compensation Plan made by Discovery pursuant to each of their respective employment agreements, as described below under “—Discovery Supplemental Deferred Compensation Plan.”

As a condition to receiving the severance payments described below, each executive officer of Discovery would be required to sign a general release and comply with the restrictive covenants in his or her employment agreement.

Executive Officer	Salary Continuation Period (# of months)	Health Coverage Continuation Period (# of months)	Bonus for year of Termination ($)
Gunnar Wiedenfels	12	18	Full bonus, performance capped at 100%
Chief Financial Officer
Jean-Briac Perrette	12	18	Prorated bonus, performance capped at 100%
President and CEO, Discovery International
Adria Alpert Romm	12	Balance of employment term	Full bonus, performance capped at 100%
Chief People and Culture Officer
Bruce L. Campbell	12	18	Full bonus, performance capped at 100%
Chief Development, Distribution and Legal Officer
David Leavy	6	18	Full bonus, performance capped at 100%
Chief Corporate Operating Officer
Lori C. Locke	6	12, paid in a lump sum	Prorated bonus, performance capped at 100%
Chief Accounting Officer
Savalle Sims	6	—	Prorated bonus, performance capped at 100%
Executive Vice President and General Counsel

Information regarding certain potential severance payments and benefits to Discovery’s named executive officers that are related to the Merger is provided below under “—Quantification of Potential Payments to Discovery’s Named Executive Officers in Connection with the Merger.”

Discovery Supplemental Deferred Compensation Plan

The Merger will constitute a change in control with respect to the Discovery Communications, LLC Supplemental Deferred Compensation Plan, as amended and restated on January 1, 2021 (the “Deferred

Compensation Plan”). The aggregated unvested balance (representing contributions from Discovery) held in the Deferred Compensation Plan by Lori C. Locke will automatically accelerate and fully vest upon the Closing. If the Closing were to occur on or prior to December 31, 2021, certain contributions from Discovery to Adria Alpert Romm under the Deferred Compensation Plan would automatically accelerate and fully vest.

Quantification of Potential Payments to Discovery’s Named Executive Officers in Connection with the Merger

The information below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each of Discovery’s “named executive officers” that is based on or otherwise relates to the Merger. Under applicable SEC rules, Discovery’s named executive officers for this purpose are required to consist of Discovery’s named executive officers for whom disclosure was required in Discovery’s most recent proxy statement filed with the SEC, who are:

•	David M. Zaslav, President and Chief Executive Officer;

•	Gunnar Wiedenfels, Chief Financial Officer;

•	Bruce L. Campbell, Chief Development, Distribution and Legal Officer;

•	David C. Leavy, Chief Corporate Operating Officer; and

•	Jean-Briac Perrette, President and CEO, Discovery International.

Peter Faricy (Discovery’s former Chief Executive Officer, Global Direct-to-Consumer) has been omitted from the disclosure below because he has no interest in the Transactions (except insofar as he is a holder of Discovery capital stock) or any rights to compensation that will be accelerated or enhanced in connection with the Transactions due to his departure from Discovery in August 2020.

To the extent that any of Discovery’s named executive officers’ compensation arrangements are described in “Interests of Discovery’s Directors and Executive Officers in the Transactions,” they are incorporated herein by reference. The amounts set forth in the table below, titled “‘Golden Parachute’ Compensation,” which represent an estimate of each named executive officer’s “golden parachute” compensation, assume the following:

•

the effective time of the Merger is on November 1, 2021, which is the most recent practicable date prior to the date of this prospectus solely for purposes of this transaction-related compensation disclosure;

•

the relevant price per share of Discovery Series A common stock is $24.42, the reported closing price on Nasdaq as of November 1, 2021 and the relevant price per share of Discovery Series C common stock is $23.54, the reported closing price on Nasdaq as of November 1, 2021;

•	the amounts set forth in the table below, titled “‘Golden Parachute’ Compensation,” regarding executive compensation are based on compensation levels as of November 1, 2021; and

•

each named executive officer is terminated by Discovery or WBD without “cause” or terminates his own employment for “good reason” (as each such term is defined in the relevant plans and agreements and collectively, referred to as a “qualifying termination”), in each case, on the date of the completion of the Merger.

The amounts shown are estimates based on multiple assumptions and do not reflect compensation actions that could occur after the date of this prospectus and before the Closing, such as the vesting of currently outstanding Discovery equity-based awards and/or the grant of new Discovery equity-based awards. As a result, the actual amounts received by a named executive officer may differ materially from the amounts shown in the following table, titled “‘Golden Parachute’ Compensation.”

For purposes of this discussion, “double-trigger” refers to benefits that require satisfaction of two conditions, which are the Closing as well as a qualifying termination of employment.

“Golden Parachute” Compensation

Discovery is required, pursuant to Section 14A of the Exchange Act, to include in this prospectus an advisory (non-binding) vote on certain compensation to which each of its named executive officers may become entitled under the circumstances described below, as determined in accordance with Item 402(t) of Regulation S-K, in connection with the Merger.

Named Executive Officer	Cash Severance ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
David M. Zaslav	$48,838,562	$7,017,503	$28,835	$55,429,900
Gunnar Wiedenfels	$6,658,333	$4,174,429	$241,369	$11,074,131
Bruce L. Campbell	$4,840,496	$5,221,290	$41,815	$10,103,602
David C. Leavy	$3,277,747	$1,938,615	$40,470	$5,256,831
Jean-Briac Perrette	$5,358,268	$6,498,781	$174,642	$12,031,691

(1)

The amounts in this column represent the value of cash severance payments payable under each named executive officer’s employment agreement as described in “—David M. Zaslav Employment Agreement” and “—Severance Arrangements for Other of Discovery’s Executive Officers.” Amounts assume that annual bonuses in respect of fiscal year 2021, the assumed fiscal year of the Closing solely for purposes of this compensation-related disclosure, are paid based on target level performance. The amounts in this column are payable on termination without cause or a resignation for good reason (with or without a change in control). In addition, such payments (a) for each named executive officer are conditioned upon the execution and non-revocation of a release of claims, and (b) for each named executive officer other than Mr. Zaslav, are also subject to continued compliance with any applicable restrictive covenants. Under the terms of his employment agreement, Mr. Perrette is to be paid in British pounds. For the purpose of these tables, payments that would be made in British pounds to Mr. Perrette have been translated into U.S. dollars based on the U.S. dollar/British pound exchange rate on November 1, 2021 ($1.3679 to £1).

Name	Base Salary ($)	Prorated Bonus ($)	Total ($)
David M. Zaslav	$6,000,000	$42,383,562	$48,383,562
Gunnar Wiedenfels	$4,108,333	$2,550,000	$6,658,333
Bruce L. Campbell	$1,947,812	$2,892,684	$4,840,496
David C. Leavy	$1,768,000	$1,509,747	$3,277,747
Jean-Briac Perrette	$2,191,602	$3,166,666	$5,358,268

(2)

The amounts in this column represent the value of the Discovery equity-based awards (including Discovery Options, Discovery RSUs, Discovery SARs and Discovery PRSUs) held by the named executive officers that were outstanding and unvested as of November 1, 2021, the assumed date of the Closing solely for purposes of this compensation-related disclosure. The amounts shown in this column do not include any Discovery equity-based awards that were vested as of immediately prior to the assumed date of the Closing. As described in greater detail in “—Discovery Equity-Based Awards Held by Executive Officers,” in connection with the completion of the Transactions, these awards will automatically be converted into corresponding equity-based awards with respect to a number of shares of WBD common stock. Each converted equity-based award will be subject to substantially the same terms and conditions as applied to the corresponding Discovery equity-based award immediately prior to the Charter Amendment’s effective time. All amounts reflected in this column are “double-trigger,” except that (a) 70% of Mr. Zaslav’s unvested Discovery Options, Discovery SARs and Discovery PRSUs granted under his Prior Employment Agreement are subject to “single-trigger” vesting upon the completion of the Merger (but with the Discovery PRSUs subject to the same distribution schedule that applied prior to the Merger) and (b)(i) the remaining 30% of such Discovery Options, Discovery SARs and Discovery PRSUs under his Prior Employment Agreement and (ii) the new stock options granted under his Employment Agreement shall vest on a termination of employment without cause or resignation for good reason (with or without a change in control). The amounts in this column reflect the value (spread value in the case of Discovery Options and Discovery SARs) in respect of Discovery equity-based awards that would vest in accordance with the applicable equity plan and award agreement and without regard to applicable tax withholding.

For Discovery PRSUs with a performance period that is not yet complete, the amounts reflect vesting at target performance levels.

Name	Options ($)	Restricted Stock Units ($)	Performance Restricted Stock Units ($)	Stock Appreciation Rights ($)	Total ($)	Single- Trigger Value ($)	Double- Trigger Value ($)
David M. Zaslav	—	—	$5,525,953	$1,491,551	$7,017,503	$4,912,252	$7,017,503
Gunnar Wiedenfels	$18,267	$4,156,162	—	—	$4,174,429	—	$4,174,429
Bruce L. Campbell	$18,267	$5,203,023	—	—	$5,221,290	—	$5,221,290
David C. Leavy	$6,089	$1,932,526	—	—	$1,938,615	—	$1,938,615
Jean-Briac Perrette	$19,789	$6,478,992	—	—	$6,498,781	—	$6,498,781

All equity referenced in the above table is comprised of Discovery Series A common stock, with the exception of Mr. Zaslav’s Discovery SARs which are equally split between Discovery Series A common stock and Discovery Series C common stock.

(3)

The amounts in this column represent repatriation benefits and continued coverage under Discovery’s or WBD’s group health benefits or continued health coverage reimbursement, as applicable, subject to a change to use comparable cash payments instead if required for legal compliance, (as applicable) for the severance period as described in “—David M. Zaslav Employment Agreement” and “—Severance Arrangements for Other of Discovery’s Executive Officers.”

Interests of AT&T’s Directors and Executive Officers in the Transactions

Certain existing AT&T directors will, or may, serve as directors of WBD upon completion of the Transactions as more fully described below in “The Merger Agreement —Post-Closing Board of Directors and Officers.” Otherwise, the directors and executive officers of AT&T are not entitled to receive any extra or special benefit that is not shared on a pro rata basis by all other AT&T stockholders in connection with the Transactions, except for the case of Jason Kilar’s existing employment agreement as described below. The members of the AT&T Board were aware of and considered these potential interests, among other matters, in evaluating, negotiating and reaching the determination to approve the Transactions.

As with all holders of AT&T common stock, if a director or executive officer of AT&T owns shares of AT&T common stock, directly or indirectly, such person may participate in the Exchange Offer on the same terms as other holders of AT&T common stock. In any event, directors and executive officers of AT&T and Spinco who directly or indirectly own shares of AT&T common stock will receive shares of common stock in a potential Clean-Up Spin-Off that will convert into the right to receive WBD common stock in connection with the Merger in each case on the same terms as other holders of AT&T common stock. In addition, to the extent the directors and executive officers of AT&T hold AT&T equity-based awards, such awards will be treated as described below in “The Transactions—Effects of the Distribution and the Merger on Outstanding AT&T Equity-Based Awards.” The Closing will not result in a “change in control” for purposes of AT&T equity-based awards.

Jason Kilar, an executive officer of AT&T and the Chief Executive Officer of the WarnerMedia Business, has an employment contract with Warner Media, LLC that provides for the payment of severance in the event (1) Mr. Kilar’s employment is terminated without cause (as defined in his employment contract) or (2) Mr. Kilar elects to terminate his employment within six months following the sale of all or substantially all of the assets of Warner Media, LLC (including the Transactions) without Warner Media, LLC causing the successor to expressly assume the obligations under his employment contract. Mr. Kilar’s employment contract has not been modified in connection with the Transactions. In the event of such a qualifying termination, Mr. Kilar is entitled to the following severance payments and benefits:

•	A prorated cash bonus for the year of termination, adjusted for performance;

•

Accelerated vesting of (i) his outstanding AT&T RSUs that are scheduled to vest during the severance period (as defined below) plus (ii) a prorated portion of his outstanding AT&T RSUs next scheduled to vest (based on the period between the prior AT&T RSU vesting date and the end of the severance period);

•

Subject to Mr. Kilar’s ongoing compliance with the restrictive covenants set forth in his employment contract, either six months (if the termination date is prior to March 20, 2022) or 12 months (if the termination date is on or after March 20, 2022) (such six-or-12-month period, the “severance period”) of the following: (i) base salary continuation; (ii) an annual bonus (prorated, if applicable); and (iii) continued participation in Warner Media, LLC’s health and welfare benefit plans (other than disability); and

•

Subject to Mr. Kilar’s ongoing compliance with the restrictive covenants set forth in his employment contract, severance payments, paid monthly over a 12-month period, equal to (i) 1.99 times his current salary and target bonus (if his termination date is on or after March 20, 2023) or (ii) one (1) times his current salary and target bonus (if his termination date is after March 20, 2022 but before March 20, 2023).

In connection with the Transactions, Discovery will assume responsibility for Mr. Kilar’s employment contract.

Liquidity and Capital Resources Following the Transactions

As of September 30, 2021, Discovery had total assets of $34.3 billion, current liabilities of $3.3 billion and long-term debt of $14.4 billion. As of September 30, 2021, the WarnerMedia Business had total assets of $118.6 billion, current liabilities of $10.5 billion and long-term debt of $1.7 billion. Following the completion of the Transactions, WBD’s total assets and liabilities will increase significantly from those of Discovery prior to the Transactions. As of September 30, 2021, on a pro forma basis (as described in “Unaudited Pro Forma Condensed Combined Financial Statements of Discovery and the WarnerMedia Business”), WBD would have had total assets of $158.8 billion, current liabilities of $14.0 billion and long-term debt of $57.8 billion. Discovery’s cash from operations was $2.7 billion for the fiscal year ended December 31, 2020 and $1.9 billion for the nine months ended September 30, 2021. The WarnerMedia Business’s cash from operations was $4.6 billion for the fiscal year ended December 31, 2020 and $0.6 billion for the nine months ended September 30, 2021. Discovery also expects WBD’s cash from operations to increase significantly from that of Discovery as a result of the completion of the Transactions and the integration of the WarnerMedia Business.

Discovery expects WBD’s interest expense to increase significantly from that of Discovery as a result of the completion of the Transactions. For the year ended December 31, 2020 and the nine months ended September 30, 2021, on a pro forma basis (as described in “Unaudited Pro Forma Condensed Combined Financial Statements of Discovery and the WarnerMedia Business”), WBD would have incurred additional interest expense of $1.1 billion and $0.7 billion, respectively, in connection with the indebtedness for borrowed money incurred in connection with the Financing (as defined herein) (the “Spinco Debt Financing”). See “Debt Financing.”

Discovery expects WBD to realize cost synergies of over $3.0 billion on a run-rate basis by the end of the second full year following the completion of the Transactions. These cost synergies are expected to be driven by technology, marketing and platform efficiencies. Discovery expects WBD to incur significant, one-time costs of approximately $0.7 billion in connection with completing the Transactions and an additional approximately $1.5 billion in one-time cash costs during the first year following the completion of the Transactions that Discovery believes will be necessary to realize the anticipated cost synergies from the Transactions. No assurances of the timing or amount of synergies able to be captured, or the timing or amount of costs necessary to achieve those synergies, can be provided.

In connection with the Transactions, Spinco will incur indebtedness in an aggregate principal amount of up to approximately $43.0 billion in order to finance, in part, the Special Cash Payment and the Additional Amount and to otherwise fund the other Transactions and to pay the related transaction fees and expenses, with the ultimate amount of such debt subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments, as described in “The Separation Agreement—The Separation—Special Cash Payment, Payment of the Additional Amount and Post-Closing Adjustments.” Following the completion of the Transactions, it is expected that all obligations of Spinco with respect to the Spinco Notes (including the Spinco Debt Securities), the Bridge Loans (if applicable) and the Spinco Term Loan Credit Agreement will be guaranteed by WBD, DCL and Scripps. In addition, following the Merger, by virtue of the fact that Spinco will be a wholly owned subsidiary of WBD, the consolidated indebtedness of WBD and its subsidiaries will include the indebtedness of Spinco. See “Debt Financing.”

Discovery anticipates that WBD’s primary sources of liquidity for working capital and operating activities will be cash from operations and borrowings under its existing credit facilities. Discovery expects that these sources of liquidity will be sufficient to make required payments of interest on the outstanding Spinco debt (including under the Bridge Loans, the Spinco Term Loan Credit Agreement and the indentures governing the Spinco Notes (including the Spinco Debt Securities), if any) and to fund working capital and capital expenditure requirements, including the significant one-time costs relating to the Transactions described above. Discovery expects that WBD or Spinco, as applicable, will be able to comply with the financial and other covenants of its existing debt arrangements and the covenants under the Commitment Letter governing the Bridge Loans, the Spinco Term Loan Credit Agreement and the indentures governing the Spinco Notes (including the Spinco Debt Securities), if any.

For more information on the WarnerMedia Business’s and Discovery’s existing sources of liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the WarnerMedia Business” and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Discovery’s Annual Report on Form 10-K for the year ended December 31, 2020 and Discovery’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, which are filed with the SEC and incorporated by reference in this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

Effects of the Reclassification on Outstanding Discovery Equity-Based Awards

The Merger Agreement provides that in connection with the Charter Amendment, all Discovery Options, Discovery RSUs, Discovery PRSUs and Discovery SARs, in each case, issued under the Discovery equity plans and outstanding immediately prior to the Charter Amendment will be converted into equity-based awards on comparable terms and conditions with respect to shares of WBD common stock. The conversion of each such Discovery Option, Discovery RSU, Discovery PRSU and Discovery SAR will take place at the effective time of the Charter Amendment, as described below.

Discovery Options

Each Discovery Option to acquire either Discovery Series A common stock or Discovery Series C common stock, whether vested or unvested, will automatically be converted into an option to purchase a number of shares of WBD common stock equal to the number of shares of Discovery Series A common stock or Discovery Series C common stock, as applicable, subject to such Discovery Option at a per-share exercise price equal to the exercise price per share of Discovery Series A common stock or Discovery Series C common stock, as applicable, at which such Discovery Option was exercisable (each, a “New Discovery Option”). Each New Discovery Option will have the same terms and conditions under the applicable Discovery equity plans and award agreements and/or employment agreements as the Discovery Option from which it was converted (including any applicable vesting requirements after giving effect to any vesting in the Merger).

Discovery Restricted Stock Units

Each Discovery RSU corresponding to Discovery Series A common stock or Discovery Series C common stock, whether vested or unvested, will automatically be converted into a restricted stock unit award corresponding to a number of shares of WBD common stock equal to the number of shares of Discovery Series A common stock or Discovery Series C common stock, as applicable, subject to such Discovery RSU (each, a “New Discovery RSU”). Each New Discovery RSU will have the same terms and conditions under the applicable Discovery equity plans and award agreements as the Discovery RSU from which it was converted (including any applicable vesting requirements after giving effect to any vesting in the Merger).

Discovery Performance Restricted Stock Units

Each Discovery PRSU corresponding to Discovery Series A common stock, whether vested or unvested, will automatically be converted into a performance restricted stock unit award corresponding to a number of shares of WBD common stock equal to the number of shares of Discovery Series A common stock subject to such Discovery PRSU (each, a “New Discovery PRSU”). Each New Discovery PRSU will have the same terms and conditions under the applicable Discovery equity plans and award agreements and/or employment agreements as the Discovery PRSU from which it was converted (including any applicable vesting requirements after giving effect to any vesting in the Merger).

The pre-Merger Discovery Compensation Committee will appropriately adjust the performance goals for Discovery PRSUs to reflect the effect of the Merger.

Discovery Stock Appreciation Rights

Each Discovery SAR corresponding to Discovery Series A common stock or Discovery Series C common stock, whether vested or unvested, will automatically be converted into a stock appreciation right award corresponding to a number of shares of WBD common stock equal to the number of shares of Discovery Series A common stock or Discovery Series C common stock, as applicable, subject to such Discovery SAR (each, a “New Discovery SAR”). Each New Discovery SAR will have the same terms and conditions under the applicable Discovery equity plans and award agreements as the Discovery SAR from which it was converted (including any applicable vesting requirements after giving effect to any vesting in the Merger). It is expected that no Discovery SARs will be outstanding at the Closing.

Effects of the Distribution and the Merger on Outstanding AT&T Equity-Based Awards

The Employee Matters Agreement provides for the treatment of AT&T stock options (“AT&T Option Awards”), AT&T restricted stock units subject to time based vesting (“AT&T RSU Awards”), AT&T performance shares subject to performance based vesting (“AT&T PSU Awards”) and AT&T restricted stock subject to time based vesting (“AT&T Restricted Stock Awards”), in each case that are outstanding as of the Closing. As explained further below, only certain AT&T RSU Awards will be converted into, or replaced with, restricted stock unit awards denominated in shares of WBD common stock (“WBD RSU Awards”) effective as of the Closing, generally with comparable value and comparable remaining vesting schedules (with any reference in respect of the AT&T RSU Awards to a “change in control” or similar term deemed to refer to such a “change in control” in respect of WBD that occurs following the Closing) and will otherwise have the same terms and conditions as the AT&T RSU Awards. Other AT&T equity awards will remain AT&T equity-based awards and may be equitably adjusted to reflect the Distribution as may be determined to be appropriate and equitable by the AT&T Compensation Committee, in its sole discretion, to the extent needed to prevent dilution or enlargement of rights. The Closing will not result in a “change in control” for purposes of AT&T equity-based awards.

AT&T RSU Awards, AT&T Restricted Stock Awards and AT&T PSU Awards Held by AT&T Employees

Upon or following the Closing, each AT&T RSU Award, AT&T Restricted Stock Award, and AT&T PSU Award held by an AT&T employee that is outstanding as of the Closing will remain an award denominated in AT&T common stock and may be equitably adjusted to the extent needed to prevent the dilution or enlargement of rights thereunder as determined by the AT&T Compensation Committee to reflect the Distribution (each adjusted award, an “Adjusted AT&T RSU Award,” an “Adjusted AT&T Restricted Stock Award” and an “Adjusted AT&T PSU Award”). Each Adjusted AT&T RSU Award, Adjusted AT&T Restricted Stock Award, and AT&T PSU Award may include an adjustment to the number of shares of AT&T common stock to which the Adjusted AT&T RSU Award, the Adjusted AT&T Restricted Stock Award or the Adjusted AT&T PSU Award relates. The Adjusted AT&T RSU Awards, Adjusted AT&T Restricted Stock Awards and Adjusted PSU Awards will otherwise be subject to the same terms and conditions as the terms and conditions applicable to the corresponding awards immediately prior to the Closing.

AT&T Option Awards Held by AT&T Employees and by Spinco Employees as of Signing

Upon or following the Closing, each AT&T Option Award, including each AT&T Option Award held by a Spinco Employee that was granted prior to May 17, 2021, will remain an award denominated in AT&T common stock and may be equitably adjusted to the extent needed to prevent the dilution or enlargement of rights thereunder as determined by the AT&T Compensation Committee to reflect the Distribution (each adjusted award, an “Adjusted AT&T Option Award” or, if held by a Spinco Employee, a “Spinco Employee Adjusted AT&T Option Award”). Each Adjusted AT&T Option Award and Spinco Employee Adjusted AT&T Option Award may include an adjustment to the number of shares of AT&T common stock and the exercise price per share of AT&T common stock to which the Adjusted AT&T Option Award or the Spinco Employee Adjusted AT&T Option Award, as applicable, relates. The Adjusted AT&T Option Awards and Spinco Employee Adjusted AT&T Option Awards will otherwise be subject to the same terms and conditions as the terms and conditions applicable to the corresponding awards immediately prior to the Closing.

AT&T RSU Awards Held by Spinco Employees as of Signing (Unvested Awards)

Upon the Closing, each AT&T RSU Award held by a Spinco Employee that was granted prior to May 17, 2021 and is outstanding and unvested as of the Closing will be forfeited as of the Closing. Following the Closing, WBD will grant each such Spinco Employee a WBD RSU Award. The number of shares of WBD common stock to which such WBD RSU Award relates will be equal to the product, rounded up to the nearest whole number of shares, obtained by multiplying (1) the number of unvested shares of AT&T common stock to which the corresponding AT&T RSU Award related immediately prior to the Closing by (2) a ratio, (a) the numerator of which is the volume-weighted average price of a share of AT&T common stock on NYSE trading on the “regular way” basis (inclusive of Spinco value) on the NYSE for each of the ten trading days ending on the last trading day preceding the Distribution Date, and (b) the denominator of which is the volume-weighted average price of a share of WBD common stock on Nasdaq trading on the “regular way” basis (inclusive of Spinco value) on Nasdaq for each of the ten trading days starting on the first trading day following the Distribution Date (the “Discovery equity adjustment ratio”). The WBD RSU Award will otherwise be subject to the same terms and conditions as the terms and conditions applicable to the corresponding AT&T RSU Award immediately prior to the Closing.

AT&T RSU Awards Held by Spinco Employees as of Signing (Vested Awards)

Upon the Closing, each AT&T RSU Award held by a Spinco Employee that was granted prior to May 17, 2021 and is outstanding and vested as of the Closing will remain an award denominated in AT&T common stock and may be equitably adjusted to the extent needed to prevent the dilution or enlargement of rights thereunder as determined by the AT&T Compensation Committee to reflect the Distribution (each adjusted award, a “Spinco Employee Adjusted AT&T Vested RSU Award”). Each Spinco Employee Adjusted AT&T Vested RSU Award may include an adjustment to the number of shares of AT&T common stock to which the Spinco Employee Adjusted AT&T Vested RSU Award relates. The adjusted award will otherwise be subject to the same terms and conditions as the terms and conditions applicable to the corresponding AT&T RSU Award immediately prior to the Closing.

AT&T RSU Awards Granted to Spinco Employees after Signing

Upon the Closing, each AT&T RSU Award held by a Spinco Employee that was granted after May 17, 2021 and is outstanding as of the Closing will be converted into a WBD RSU Award, and will otherwise be subject to the same terms and conditions after the Closing as the terms and conditions applicable to the corresponding AT&T RSU Award immediately prior to the Closing. However, the number of shares of the WBD common stock to which such WBD RSU Award relates will be equal to the product, rounded up to the nearest whole number of shares, obtained by multiplying (1) the number of shares of AT&T common stock to which the corresponding AT&T RSU Award related immediately prior to the Closing by (2) the Discovery equity adjustment ratio.

Certain Additional Considerations

Each of AT&T, Spinco and Discovery will use commercially reasonable efforts and cooperate in good faith to take all actions reasonably necessary or appropriate for the adjustment of the equity compensation under AT&T’s equity incentive plans, for the issuance of the equity compensation under Discovery’s equity incentive plans, and to coordinate the tax treatment of such equity compensation as set forth in the Employee Matters Agreement, all in a manner consistent with the resolutions adopted by the AT&T Compensation Committee in connection with the Distribution and the provisions of the Employee Matters Agreement.

Regulatory Approvals

Each of Discovery and AT&T has agreed to use reasonable best efforts to take or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable to complete and make effective the Transactions contemplated by the Merger Agreement. For a summary of such actions, see “The Merger Agreement—Regulatory Matters.”

United States Antitrust

Under the HSR Act, Discovery and AT&T are required to file notifications with the FTC and the Antitrust Division and to observe a mandatory premerger waiting period before completing the Merger. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act notifications or the early termination of that waiting period. If the Antitrust Division or the FTC issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier. Notwithstanding any expiration of the waiting period after substantial compliance with a Second Request, the parties could agree with the Antitrust Division or the FTC to not complete the transaction prior to a certain date or event. On June 15, 2021, Discovery and AT&T filed premerger notifications with the FTC and the Antitrust Division. On July 6, 2021, Discovery voluntarily withdrew its premerger notification, effective July 15, 2021. Discovery refiled its notification on July 19, 2021. On August 18, 2021, each of Discovery and AT&T received a Second Request from the Antitrust Division in connection with the Merger and each of Discovery and AT&T have certified substantial compliance with that Second Request. Although Discovery and AT&T believe that the Transactions do not raise substantial regulatory concerns and that all remaining regulatory approvals will be obtained on a timely basis, Discovery and AT&T cannot be certain when, if or under what conditions these approvals will be obtained.

Other Regulatory Approvals

The Merger Agreement provides that the Merger is also subject to competition approvals by the EC pursuant to the EC Merger Regulation as well as by the competition law regulators in a number of other jurisdictions. The Merger cannot be completed until after the applicable waiting periods have expired or the relevant approvals have been obtained under the antitrust and competition laws of these jurisdictions. Further, completion of the Merger is also conditioned upon the receipt of all necessary consents from the competent foreign direct investment, media and other regulators. Discovery and AT&T are in the process of obtaining these necessary regulatory clearances.

Accounting Treatment

ASC 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Discovery in this case) is generally the acquiring entity. However, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including, but not limited to, the following:

•

The entity transferring consideration in the Transactions. As part of the Transactions, Discovery will issue equity interests to Spinco stockholders in the form of WBD common stock and, as such, Discovery will be the legal acquirer of Spinco. AT&T will transfer the WarnerMedia Business to Spinco in exchange for (1) Spinco’s assumption of liabilities associated with the WarnerMedia Business, (2) the Special Cash Payment and (3) payment of the Additional Amount, which is expected to include Spinco Debt Securities, constituting an aggregate amount of consideration of up to approximately $43.0 billion. Upon completion of the Transactions, Spinco’s debt obligations will survive as an ongoing obligation of WBD and AT&T will not be an obligor or guarantor of the Spinco debt. The current treasury team of Discovery will determine the principal terms of permanent financing relating to the Transactions under the terms of the Merger Agreement.

•

The composition of the senior management of WBD after the Transactions. Effective as of the completion of the Transactions, David M. Zaslav will serve as the President and Chief Executive Officer of WBD and is expected to remain as Chief Executive Officer for at least the next six years, a term that is substantially longer than the initial term of any AT&T Designee or Discovery Designee on the WBD Board. Mr. Zaslav will be responsible for the strategic direction of WBD, including its overall operations and performance. Gunnar Wiedenfels will serve as Chief Financial Officer of WBD. Prior to and after the completion of the Transactions, the Chief Executive Officer will have principal responsibility in the appointment of the senior executive team and their roles, titles and responsibilities. The Chief Executive Officer will also have principal responsibility in the approval of appointments for management positions for corporate functions of WBD. See “The Transactions—Board of Directors and Management of WBD Following the Transactions.”

•

The relative voting interests of significant stockholders and the ability of any of those stockholders to exercise control over the consolidated entity after the Transactions. It is expected that upon completion of the Transactions, holders of AT&T common stock that received Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis (in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases). AT&T will not own any WBD common stock and hence will not have any voting rights in WBD. The stockholder bases of both AT&T and Discovery are dispersed such that no single stockholder or group of related stockholders will hold a controlling interest in WBD after the Transactions. However, Advance/Newhouse, a stockholder of Discovery, is expected to own, in the aggregate, approximately 8.2% of the pro forma ownership of WBD, which represents the largest minority voting interest in WBD. In addition, Advance/Newhouse will also have the right to designate two initial Class III directors on the WBD Board following the Transactions and John C. Malone, an existing Discovery stockholder, is expected to be designated by the Discovery Board to serve as a Discovery Designee on the WBD Board following the Transactions.

•

The composition of the governing body of WBD after the Transactions. The WBD Board immediately following the Transactions is expected to consist of six Discovery Designees and seven AT&T Designees. The Discovery Designees will include David M. Zaslav, who will serve as President and

Chief Executive Officer of WBD. It is expected that John C. Malone will also serve as a Discovery Designee. Pursuant to the terms of the Consent Agreement, the initial Discovery Designees for the Class III directors will be Steven A. Miron and Steven O. Newhouse. Immediately following WBD’s first annual meeting of stockholders after the completion of the Merger, the initial term of the Class I directors, which will consist of two Discovery Designees and two AT&T Designees, will expire and thereafter, Class I directors will be elected annually according to a typical nomination and election process. Immediately following WBD’s second annual meeting of stockholders after the completion of the Merger, the initial term of the Class II directors, which will consist of two Discovery Designees and two AT&T Designees, will expire and thereafter, Class II directors will be elected annually according to a typical nomination and election process. Immediately following WBD’s third annual meeting of stockholders after the completion of the Merger, the initial term of the Class III directors, which will consist of two Discovery Designees and three AT&T Designees, including the Chairperson of the WBD Board, will expire and thereafter, Class III directors will be elected annually according to a typical nomination and election process. It is expected that the AT&T Designees will be “independent” directors as defined by the SEC and Nasdaq. Other than the initial designation of the AT&T Designees, AT&T will have no rights to nominate or appoint any directors of WBD. AT&T will not have the ability to remove, replace or influence the decisions of AT&T Designees once appointed, and AT&T will not be involved in the appointment of any directors following the Transactions. Although seven of the 13 directors on the WBD Board are expected to be AT&T Designees, two AT&T Designees who are Class I directors have a term expiring at WBD’s first annual meeting of stockholders after the completion of the Merger and the AT&T Designees may not maintain a majority for other than a short period of time after the Transactions.

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The initiation of the Transactions and the location of WBD’s headquarters. Discovery initiated the initial discussions on the Transactions with AT&T and the headquarters of WBD will be in New York City, which is where Discovery’s global headquarters are located.

ASC 805 provides no hierarchical guidance on determining the accounting acquirer and indicates that all pertinent facts and circumstances should be considered. After considering all pertinent facts and circumstances, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, Discovery has concluded that it is the accounting acquirer in the Merger. Discovery’s conclusion is based primarily upon the following facts: (1) Discovery initiated the Transactions, will be the legal acquirer of Spinco and will transfer equity consideration to Spinco stockholders, (2) AT&T will receive up to approximately $43.0 billion of consideration as part of its disposition of the WarnerMedia Business, (3) the current Chief Executive Officer of Discovery will serve as Chief Executive Officer of WBD for a substantial period of time after the Transactions and will be primarily responsible for appointing the rest of the executive management team of WBD, and the current Chief Financial Officer of Discovery will serve as Chief Financial Officer of WBD, (4) no stockholder or group of stockholders will hold a controlling interest in WBD after the completion of the Transactions and a Discovery stockholder is expected to have the largest minority interest in WBD and (5) AT&T will have no input on the strategic direction and management of WBD after the completion of the Transactions. The above facts are deemed to outweigh the fact that the holders of Spinco common stock that receive shares of WBD common stock in the Merger will in the aggregate own a majority of WBD common stock on a fully diluted basis and associated voting rights after the Merger. As a result of the identification of Discovery as the accounting acquirer, Discovery will apply the acquisition method of accounting to the assets acquired and liabilities assumed of the WarnerMedia Business upon completion of the Merger. Upon completion of the Transactions, the historical financial statements will reflect only the operations and financial condition of Discovery.

Stock Market Listing

Discovery will use reasonable best efforts to cause the WBD common stock issuable in the Transactions to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the completion of the Merger.

Discovery will also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Transactions contemplated by the Merger Agreement.

Dissenters’ Rights/Rights of Appraisal

Under the DGCL, a stockholder who does not vote in favor of certain mergers or consolidations and who is entitled to demand and has properly demanded appraisal of his or her shares in accordance with, and who complies in all respects with the requirements of Section 262 of the DGCL will be entitled to an appraisal by the Court of Chancery of the State of Delaware of the fair value of his or her shares. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to receive notice of the meeting of stockholders to act upon the merger or consolidation are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)–(c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

Under the DGCL, Discovery stockholders are not entitled to appraisal rights in connection with the Transactions. The Discovery charter does not provide appraisal rights in any additional circumstance. As a result, no appraisal rights are available to holders of Discovery capital stock in connection with the Transactions.

In addition, no appraisal rights are available to holders of AT&T common stock in connection with the Exchange Offer or any pro rata distribution of shares of Spinco common stock.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement. This summary is qualified in its entirety by the Merger Agreement, which is attached as Annex A to this prospectus and incorporated by reference herein. AT&T stockholders and Discovery stockholders are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide AT&T stockholders and Discovery stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this prospectus. This summary is not intended to provide any other factual information about Discovery, Merger Sub, AT&T or Spinco. Information about Discovery, Merger Sub, AT&T or Spinco can be found elsewhere in this prospectus and in the documents incorporated by reference herein. See also “Where You Can Find More Information; Incorporation by Reference.”

The Merger

Pursuant to the terms of the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into Spinco. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Spinco will continue as the surviving corporation and a direct wholly owned subsidiary of WBD. The certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Merger will be the certificate of incorporation and bylaws of the surviving corporation following the completion of the Merger.

Pursuant to the terms of the Merger Agreement, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation after the effective time of the Merger.

Closing and Effective Time

Under the terms of the Merger Agreement, the Closing will take place on the third business day after the satisfaction or waiver of the conditions precedent to the Merger (other than those, including the completion of the Separation and the Distribution, that are to be satisfied at the Closing), or at such other date and time as Discovery and AT&T may mutually agree. The Closing may be deferred by either AT&T or Discovery by up to a month (which option may be exercised up to three times for a total of three months, but in each case not to extend beyond the Outside Date (as defined in “—Termination”)). If such deferral option is exercised, the Closing will not occur until the expiry of such extended period, unless an earlier date is agreed to by Discovery and AT&T. Further, if an approved investment bank has commenced valuing the Spinco Debt Securities to determine whether the terms thereof are such that they may be resold to the public at par value, and such valuation has not yet been completed, the Closing will not occur until the date that is 30 days after the date on which Discovery proposed the terms of such Spinco Debt Securities to AT&T (which date will not be later than the Outside Date). On the Closing Date, Spinco and Merger Sub will cause a certificate of merger to be filed with the Secretary of State of the State of Delaware to effect the Merger. The Merger will become effective at the time of filing of the certificate of merger or at such later time as agreed to by Discovery, Merger Sub, AT&T and Spinco and specified in the certificate of merger.

Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Spinco common stock immediately prior to the effective time of the Merger (except for any such shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which, in each case, at the effective time of the Merger will be canceled and will cease to exist and no stock or other consideration will be issued or delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock such that each holder of record of shares of Spinco common stock immediately prior to the effective time of the Merger will have the right to receive, in the aggregate, a number of shares of WBD common stock equal to the product of (1) the total number of shares of Spinco common stock held of record by such holder immediately prior to the effective time of the Merger multiplied by (2) the Merger exchange ratio, provided that each holder will receive a cash payment in lieu of fractional shares of WBD common stock. Under the Merger Agreement, the Merger exchange ratio means (1)(a) the number of shares of WBD common stock outstanding as of immediately prior to the effective time of the Merger on a fully diluted, as-converted (including as a result of the Reclassification) and as-exercised basis in accordance with the treasury stock method multiplied by (b) the quotient of 71 divided by 29 divided by (2) the number of shares of Spinco common stock outstanding immediately prior to the effective time of the Merger. The calculation of the Merger Consideration as set forth in the Merger Agreement is expected to result in Spinco stockholders immediately prior to the Merger collectively holding approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis immediately following the Merger.

No fractional shares of WBD common stock will be issued upon the conversion of shares of Spinco common stock in connection with the Merger. All fractional shares of WBD common stock that a holder of Spinco common stock would otherwise be entitled to receive pursuant to the Merger will be aggregated by the Exchange Agent. The Exchange Agent will cause the whole shares obtained thereby to be sold in the open market or otherwise as reasonably directed by Discovery, in each case at then-prevailing market prices, as promptly as reasonably practicable and in no case later than ten business days after the Merger. The Exchange Agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco common stock that would otherwise be entitled to receive such fractional shares of WBD common stock pursuant to the Merger.

The Merger exchange ratio and any other similarly dependent items will be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Discovery capital stock, WBD common stock or Spinco common stock, as applicable, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Discovery capital stock, WBD common stock or Spinco common stock, as applicable, having a record date occurring on or after the date of the Merger Agreement and prior to the effective time of the Merger, other than, (1) in the case of Spinco common stock, to the extent contemplated in the Separation Agreement (including the Separation or in connection with any pro rata distribution or exchange offer, where AT&T is entitled to cause the number of outstanding shares of Spinco common stock to be an amount that it determines in its sole and absolute discretion) and (2) in the case of WBD common stock, to the extent contemplated by the WBD charter; provided that none of the foregoing will be construed to permit Discovery, AT&T or Spinco to take any action with respect to its securities that is prohibited by the terms of the Merger Agreement.

Distribution of Per Share Merger Consideration

At or prior to the effective time of the Merger, Discovery will deposit, or cause to be deposited with the Exchange Agent, shares of WBD common stock in non-certificated book-entry form comprising the Merger Consideration for the benefit of the AT&T stockholders who received shares of Spinco common stock in the Distribution and for distribution in the Merger upon conversion of the Spinco common stock.

At the effective time of the Merger, all issued and outstanding shares of Spinco common stock will automatically convert into the right to receive shares of WBD common stock (and cash in lieu of fractional shares of WBD common stock) as described above under “—Merger Consideration.” On the Closing Date, promptly after the effective time of the Merger, the Exchange Agent will, and AT&T and Discovery will cooperate to cause the Exchange Agent to, deliver to each record holder of Spinco common stock following the Distribution and immediately prior to the effective time of the Merger, a book-entry authorization representing the number of whole shares of WBD common stock that such holder has the right to receive pursuant to the Merger Agreement (and cash in lieu of fractional shares of WBD common stock at such time and as described above under “—Merger Consideration” and any dividends or other distributions and other amounts as described below under “—Distributions with Respect to Shares of WBD Common Stock after the Effective Time of the Merger”).

Distributions with Respect to Shares of WBD Common Stock after the Effective Time of the Merger

No dividends or other distributions declared or made with respect to WBD common stock with a record date after the effective time of the Merger will be paid to the former holders of Spinco common stock with respect to any shares of WBD common stock that are not able to be distributed to such holder promptly after the effective time of the Merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any such previously undistributed shares of WBD common stock, the following amounts will be paid to the record holder of such shares of WBD common stock, without interest:

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at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional shares of WBD common stock to which such holder is entitled pursuant to the Merger Agreement and the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of WBD common stock; and

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at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the effective time of the Merger but prior to the distribution of such shares of WBD common stock and a payment date subsequent to the distribution of such shares of WBD common stock payable with respect to such whole shares of WBD common stock.

WBD will deposit all such dividend and distribution amounts in an exchange fund.

Transfers of Spinco Common Stock and Appraisal Rights

From and after the effective time of the Merger, there will be no transfers on the stock transfer books of Spinco of the shares of Spinco common stock that were issued and outstanding immediately prior to the effective time of the Merger, and the holders of Spinco common stock will cease to have any rights with respect to such shares of Spinco common stock except as otherwise provided in the Merger Agreement or by applicable law. In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of Spinco common stock in connection with the Merger.

Termination of the Exchange Fund

Any portion of the exchange fund (including the proceeds of any deposit of the exchange fund and any shares of WBD common stock) that remains unclaimed by the 180th day after the effective time of the Merger will be delivered to WBD. Any holder of Spinco common stock who has not theretofore received shares of WBD common stock in accordance with the Merger Agreement will thereafter look only to WBD for delivery of the consideration to which such holder is entitled, including any cash in lieu of fractional shares of WBD common stock, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to the Merger Agreement.

Post-Closing Board of Directors and Officers

The Merger Agreement provides that, at the effective time of the Merger, the WBD Board will consist of 13 directors, who will be divided into three classes designated as Class I, Class II and Class III. Prior to the effective time of the Merger, AT&T and Discovery will each designate directors such that, at the effective time of the Merger, the WBD Board will consist of: (1) seven AT&T Designees; and (2) six Discovery Designees, including the Chief Executive Officer of WBD as of immediately after the effective time of the Merger. The Chairperson of the WBD Board will be one of the AT&T Designees.

The Class I directors will initially include two AT&T Designees and two Discovery Designees. The Class II directors will initially include two AT&T Designees and two Discovery Designees. The Class III directors will initially include three AT&T Designees, one of whom will be the Chairperson of the WBD Board, and two Discovery Designees. The initial term of the Class I directors will expire immediately following WBD’s first annual meeting of stockholders after the completion of the Merger. The initial term of the Class II directors will expire immediately following WBD’s second annual meeting of stockholders after the completion of the Merger. The initial term of the Class III directors will expire immediately following WBD’s third annual meeting of stockholders after the completion of the Merger. Upon the expiration of the initial term of each of the Class I, Class II and Class III directors, such directors will be elected for one-year terms expiring immediately following each WBD annual meeting of stockholders.

The Merger Agreement provides that, at the effective time of the Merger, David M. Zaslav will be the Chief Executive Officer of WBD. AT&T and Discovery will cooperate and consult in good faith to appoint such other senior executive officers as mutually agreed between AT&T and Discovery, and determine such senior executive officers’ initial roles, titles and responsibilities, as of the effective time of the Merger. From the effective time of the Merger, such officers will hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal in accordance with their respective employment agreements and the WBD charter and Discovery bylaws, as applicable.

Discovery Special Meeting

Pursuant to the terms of the Merger Agreement, Discovery will take, in accordance with applicable law and the Discovery charter and Discovery bylaws, all action necessary to convene and hold a meeting of its stockholders for the purpose of obtaining the Discovery stockholder approval for the Charter Amendment proposals and the Share Issuance proposal (the “Discovery Stockholder Approval”) as promptly as practicable following the date on which the SEC advises it has no further comments on this prospectus and, if required by the SEC as a condition to the mailing of this prospectus, the Discovery Registration Statement (as defined under “—SEC Filings” below) is declared effective, and in any event within 45 days thereafter. Discovery will cause such vote to be taken, and will not postpone or adjourn such meeting except to the extent required by law or, if, as of the time for which the Discovery special meeting is originally scheduled, there are insufficient shares of Discovery voting stock or Discovery Series C-1 preferred stock represented (either in person or by proxy) and voting to approve the Charter Amendment proposals and the Share Issuance proposal or to constitute a quorum necessary to conduct the business of the Discovery special meeting.

Unless the Merger Agreement is terminated in accordance with its terms, Discovery’s obligations to hold the Discovery special meeting will not be affected by the making of a Discovery Board Change of Recommendation (as defined below under “—Board Recommendation and Alternative Acquisition Agreements”) or the commencement of, or announcement or disclosure of, or communication to Discovery of any Discovery Acquisition Proposal (as defined below under “—No Solicitation”).

Representations and Warranties

In the Merger Agreement, Discovery made representations and warranties to AT&T relating to Discovery and Merger Sub, and AT&T made representations and warranties to Discovery and Merger Sub relating to AT&T and Spinco and the WarnerMedia Business.

The representations and warranties of AT&T relating to AT&T relate to, among other things:

•	organization, good standing and qualification;

•	authority and approvals to enter into and effectuate the Transactions contemplated by the Merger Agreement (and other Transaction Documents);

•	governmental filings and approvals and absence of breach or violations of organizational documents, other obligations or laws;

•	litigation;

•	internal controls; and

•	payment of fees to brokers, finders or investment bankers in connection with the Transactions.

The representations and warranties of AT&T relating to Spinco relate to, among other things:

•	organization, good standing and qualification;

•	capital structure and subsidiaries;

•	authority and approvals to enter into and effectuate the Transactions contemplated by the Merger Agreement (and other Transaction Documents);

•	governmental filings and approvals and absence of breach or violations of organizational documents, other obligations or laws;

•	internal controls and financial statements;

•	absence of certain changes or events;

•	litigation and absence of undisclosed liabilities;

•	employee benefit and labor matters;

•	compliance with laws;

•	licenses;

•	sufficiency of assets;

•	material contracts;

•	environmental matters;

•	tax matters;

•	intellectual property matters;

•	insurance matters;

•	related party transactions;

•	real property;

•	payment of fees to brokers, finders or investment bankers in connection with the Transactions;

•	accuracy of information supplied for use in this prospectus and certain other disclosure documents to be filed with the SEC in connection with the Transactions; and

•	the financing contemplated by the Commitment Letter.

The representations and warranties of Discovery relating to Discovery and Merger Sub relate to, among other things:

•	organization, good standing and qualification;

•	capital structure and subsidiaries;

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authority and approvals to enter into and effectuate the Transactions contemplated by the Merger Agreement (and other Transaction Documents), including the required votes and approvals of Discovery stockholders on the Transactions contemplated by the Merger Agreement;

•	governmental filings and approvals and absence of breach or violations of organizational documents, other obligations or laws;

•	internal controls and financial statements;

•	absence of certain changes or events;

•	litigation and absence of undisclosed liabilities;

•	employee benefit and labor matters;

•	compliance with laws;

•	licenses;

•	material contracts;

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the non-applicability of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” or other similar anti-takeover statute or regulation, or any anti-takeover provision in Discovery’s organizational documents;

•	environmental matters;

•	tax matters;

•	intellectual property matters;

•	insurance matters;

•	related party transactions;

•	real property;

•	financial advisor opinions;

•	payment of fees to brokers, finders or investment bankers in connection with the Transactions; and

•	accuracy of information supplied for use in this prospectus and certain other disclosure documents to be filed with the SEC in connection with the Transactions.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” or other materiality standard or knowledge qualifications, or both. None of the representations and warranties will survive the effective time of the Merger or the termination of the Merger Agreement.

Under the Merger Agreement, a “material adverse effect” means, with respect to Discovery or Spinco, as applicable, any effect, event, development, change, state of facts, condition, circumstance or occurrence (each, an “Effect”) that, individually or in the aggregate with any other Effect, is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities, business or results of operations of Discovery and its subsidiaries, taken as a whole, or the WarnerMedia Business, Spinco and the Spinco Subsidiaries, taken as a whole, as applicable; provided, however, that none of the following, alone or in combination, will be deemed to constitute, or be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

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Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in any jurisdiction in which Discovery or its subsidiaries or Spinco, the WarnerMedia Business or the Spinco Subsidiaries, as applicable, has material operations or in which products or services of Discovery or its subsidiaries or Spinco, the WarnerMedia Business or the Spinco Subsidiaries, as applicable, are sold;

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Effects that are the result of factors generally affecting the industries, markets or geographical areas in which Discovery or its subsidiaries or Spinco, the WarnerMedia Business or the Spinco Subsidiaries, as applicable, have material operations;

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any changes in the relationship of Discovery or its subsidiaries or Spinco, the WarnerMedia Business or the Spinco Subsidiaries, as applicable, contractual or otherwise, with customers, employees, talent, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Effect that was caused by the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of Discovery or its subsidiaries or AT&T, Spinco, the WarnerMedia Business or the Spinco Subsidiaries, as applicable, or any actions expressly required to be taken or to be refrained from being taken pursuant to the Merger Agreement (provided that this does not apply in the context of any representation or warranty that is intended to address the consequences of the execution, delivery or performance of the Merger Agreement or the other Transaction Documents, the completion of the Merger or the other Transactions contemplated by the Merger Agreement);

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changes or modifications in accounting standards applicable to Discovery or its subsidiaries or Spinco, the WarnerMedia Business or the Spinco Subsidiaries, as applicable, including GAAP, or in any law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of the Merger Agreement;

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any failure by Discovery or its subsidiaries or Spinco, the WarnerMedia Business or the Spinco Subsidiaries, as applicable, to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception will not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect;

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any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, the existence and impact of COVID-19) or any other force majeure event, or any national or international calamity or crisis, or the escalation or worsening of any of the foregoing;

•	any actions expressly required to be taken or omitted by Discovery or its subsidiaries or AT&T or its subsidiaries, as applicable, pursuant to the Merger Agreement; or

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any Effect or announcement of an Effect affecting the credit rating or other rating of financial strength of Discovery or its subsidiaries or Spinco, the WarnerMedia Business or the Spinco Subsidiaries, as applicable, or any of their respective securities; provided that this exception will not prevent or otherwise affect a determination that any Effect underlying such Effect or announcement of an Effect has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect.

However, with respect to certain exceptions, an Effect will be taken into account in determining whether a “material adverse effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects Discovery or its subsidiaries (taken as a whole) or Spinco, the WarnerMedia Business or the Spinco Subsidiaries (taken as a whole), as applicable, compared to other companies operating in the industries or markets in which Discovery or its subsidiaries or Spinco, the WarnerMedia Business or the Spinco Subsidiaries, as applicable, operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by the definition of “material adverse effect”).

With respect to AT&T, “material adverse effect” means any Effect that prevents or would reasonably be expected to prevent, materially delay or materially impair the ability of AT&T to complete the Transactions.

The representations and warranties in the Merger Agreement are solely for the benefit of Discovery, Merger Sub, AT&T and Spinco. The assertions embodied in those representations and warranties are qualified by information in forms, statements, certifications, reports and documents Discovery and AT&T file with the SEC and confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Investors and security holders may not rely upon the representations and warranties in the Merger Agreement as characterizations of actual facts or circumstances as of the date of the Merger Agreement or as of any other date. Moreover, the representations and warranties in the Merger Agreement may apply standards of materiality in a way that is different from what may be material to investors and security holders. The representations and warranties were made only as of the date of the Merger Agreement, or such other date or dates as may be specified in the Merger Agreement, and they are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Discovery, AT&T and Spinco and their respective subsidiaries that the respective companies include in this prospectus and other reports and statements they file with the SEC.

Conduct of Business Pending the Merger

The parties have agreed to customary covenants in the Merger Agreement that place restrictions on Spinco, the Spinco Subsidiaries and the WarnerMedia Business and Discovery and its subsidiaries, respectively, until the earlier of the effective time of the Merger or termination of the Merger Agreement in accordance with its terms.

In general, each of Discovery and AT&T (solely with respect to Spinco, the Spinco Subsidiaries and the WarnerMedia Business) has agreed that from the date of the Merger Agreement until the effective time of the Merger, except as otherwise expressly (1) contemplated by the Merger Agreement, the Separation Agreement or the other Transaction Documents (including, subject to the parties’ obligations in the Tax Matters Agreement and other Transaction Documents, with respect to any actions taken to effect the Separation and the Distribution), (2) required by applicable law, (3) approved in writing (which approval will not be unreasonably withheld, conditioned or delayed) by the other party or (4) set forth in the confidential disclosure letters, to use reasonable best efforts to conduct its business in the ordinary course and, to the extent consistent therewith, (a) use its reasonable best efforts to preserve its business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and others having material business dealings with them (including material content providers, studios, authors, producers, directors, actors, performers, guilds, announcers and advertisers) and (b) use its reasonable best efforts to keep available the services of its employees and agents of the its business.

In addition, in furtherance of the foregoing:

AT&T (solely with respect to Spinco, the Spinco Subsidiaries and the WarnerMedia Business) has agreed, except as otherwise expressly (1) contemplated by the Merger Agreement, the Separation Agreement or the other Transaction Documents (including, subject to the parties’ obligations in the Tax Matters Agreement and other Transaction Documents, with respect to any actions taken to effect the Separation and the Distribution), (2) required by applicable law, (3) approved in writing (which approval will not be unreasonably withheld, conditioned or delayed) by Discovery or (4) set forth in AT&T’s confidential disclosure letter, not to and to cause its subsidiaries not to:

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(a) amend the certificate of incorporation or bylaws of any significant Spinco Subsidiary that is wholly owned by AT&T (other than an amendment to the certificate of incorporation of Spinco to increase the number of authorized or outstanding shares of Spinco common stock in connection with the Distribution and any other immaterial amendments to any such documents that do not impact in any respect the economic benefits of the Merger of the other Transactions to Discovery stockholders) or (b) split, combine, subdivide or reclassify the outstanding shares of capital stock, voting securities or other equity interests of any significant Spinco Subsidiary (except for any such transaction by a Spinco Entity which remains a direct or indirect wholly owned subsidiary of AT&T after completion of such transaction);

•	merge or consolidate any Spinco Entity with any other person, or restructure, reorganize or completely or partially liquidate any Spinco Entity;

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knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other Transactions from qualifying for the Intended Merger Tax Treatment (as defined in the Merger Agreement), the Intended Spin Tax Treatment (as defined in the Merger Agreement) or the Intended Additional Tax Treatment (as defined in the Merger Agreement) (collectively, the “Intended Tax Treatment”);

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except as set forth in any employee benefit plan (including any employment agreement) or collective bargaining agreement of AT&T or Spinco in effect as of the date of the Merger Agreement or as otherwise required by applicable law, (a) with respect to each employee of the WarnerMedia Business (other than the most senior officer of the WarnerMedia Business and his direct reports), (i) change the compensation or benefits payable to such employee other than in the ordinary course (provided that AT&T and Discovery will mutually coordinate in good faith with respect to transaction bonuses that are payable on Closing or post-Closing severance arrangements) or (ii) hire, promote or terminate the employment of such employee other than in the ordinary course, and (b) with respect to the most senior officer of the WarnerMedia Business and each of his direct reports, (i) change the compensation or benefits payable to such individual other than (1) changes to employee benefit plans of AT&T or Spinco that apply generally and are not targeted at such individuals and (2) to the extent AT&T or its affiliates (other than Spinco and the Spinco Subsidiaries) retain responsibility for such amounts after the effective time of the Merger, (ii) hire or promote such individual other than to fill vacancies in the ordinary course or (iii) terminate the employment of such individual other than terminations of employment for cause; provided that in the case of both (a) and (b) with respect to any employee of the WarnerMedia Business, AT&T will, between the date of the Merger Agreement and the effective time of the Merger, (A) grant equity compensation awards in the ordinary course (and not delay such grants until after the effective time of the Merger), (B) not grant stock options, performance shares or performance restricted stock units and (C) not grant cash awards in lieu of equity awards;

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incur any indebtedness, except (a) the Financing (as defined below), (b) in replacement of existing indebtedness which has matured or is scheduled to mature, in each case after the date of the Merger Agreement, within the nine-month period following such incurrence of indebtedness on then prevailing market terms or on terms substantially consistent with or more beneficial to the WarnerMedia Business, taken as a whole, than the indebtedness being replaced, (c) inter-company indebtedness among the Spinco Entities (other than any Spinco Entity that is not wholly owned directly or indirectly by AT&T as of the date of the Merger Agreement), (d) commercial paper issued in the ordinary course, (e)(i) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (ii) overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course, (f) hedging in compliance with the hedging strategy of the WarnerMedia Business as of the date of the Merger Agreement in the ordinary course and not for speculative purposes; provided that (x) the Spinco Entities will use commercially reasonable efforts to mitigate any material increase in their respective aggregate exposure to currency risk and (y) the Spinco Entities will not be permitted to hedge any risks associated with the Financing without the prior written consent of Discovery and (g) indebtedness incurred in connection with film, television or game production or distribution, film financing or theme parks in the ordinary course;

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(a) make or commit to make any capital expenditures, on an annualized basis, in the aggregate, in excess of 125% of the annual amounts of the capital expenditures in the budget set forth in AT&T’s confidential disclosure letter other than (i) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by insurance or the portion of which is not covered by insurance is less than $100.0 million) or (ii) in the ordinary course or (b) fail to make, on an annualized basis, at least 90% of the annual amounts of the capital expenditures in the budget set forth in AT&T’s confidential disclosure letter;

•	(a) other than in the ordinary course, make or commit to make any marketing expenditures, on an annualized basis, in the aggregate, in excess of 110% of the annual amounts of the marketing expenditures in the budget set forth in AT&T’s confidential disclosure letter or (b) fail to make, on an annualized basis, at least 90% of the annual amounts of the marketing expenditures in the budget set forth in AT&T’s confidential disclosure letter;

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transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a lien or other encumbrance upon or otherwise dispose of any intellectual property owned by the Spinco Entities, other than (a) in the ordinary course, (b) in the case of a license of intellectual property, involving payments that do not exceed $200.0 million per license or (c) in the case of a sale of intellectual property, intellectual property with a fair market value that does not exceed $75.0 million in the aggregate in any year (other than transactions among the Spinco Entities).

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transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a lien or other encumbrance upon or otherwise dispose of any assets owned by the Spinco Entities, excluding any assets of AT&T or its subsidiaries owned immediately prior to the Distribution (other than the WarnerMedia Assets), or the WarnerMedia Assets (including capital stock of any Spinco Entities but not including any intellectual property, which is governed by the restrictions set forth in the bullet immediately above) with a fair market value in excess of $100.0 million individually, other than transactions among Spinco Entities;

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issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of capital stock of any of the Spinco Entities or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except by a wholly owned Spinco Entity to any other wholly owned Spinco Entity;

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spend or commit to spend in excess of (a) $200.0 million if the transaction is not in the ordinary course or (b) more than $500.0 million in the aggregate in any year, in each case to acquire any business, whether by merger, consolidation, purchase of property or assets, licenses or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that the Spinco Entities will not enter into any such transaction that would, or would reasonably be likely to, prevent, materially delay or materially impair the consummation of the Transactions;

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(a) other than in the ordinary course, spend or commit to spend on programming and production expenditures, in the aggregate, in excess of 110% of the annual amounts contemplated in the budget set forth in AT&T’s confidential disclosure letter or (b) fail to spend or commit to spend at least 90% of the annual amounts in respect of programming and production expenditures contemplated in the budget set forth in AT&T’s confidential disclosure letter;

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make any material change with respect to the financial accounting policies or procedures of the Spinco Entities, except as required by changes in GAAP (or any interpretation thereof) or by applicable law;

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except as required by applicable law or in the ordinary course, (a) change or rescind any tax election that is material to the WarnerMedia Business, taken as a whole, or take any position that is material to the WarnerMedia Business, taken as a whole, on any material tax return filed on or after the date of the Merger Agreement, in each case that is inconsistent with elections made or positions taken in preparing or filing similar tax returns in prior periods, except in each case as a result of, or in response to, any change in U.S. federal tax laws or regulations or administrative guidance promulgated or issued thereunder, (b) change any method of tax accounting, which change is material to the WarnerMedia Business, taken as a whole, (c) amend any tax return with respect to an amount of taxes that is material to the WarnerMedia Business, taken as a whole, (d) settle or resolve any tax controversy that is material to the WarnerMedia Business, taken as a whole, (e) surrender any right to claim a refund of taxes that is material to the WarnerMedia Business, taken as a whole, or (f) enter into any closing agreement or similar agreement with any tax authority in respect of an amount of taxes that is material to the WarnerMedia Business, taken as a whole;

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enter into any new line of business other than any line of business that is reasonably ancillary to and is a reasonably foreseeable extension of any line of business of the WarnerMedia Business as of the date of the Merger Agreement (provided that such entry would not require the receipt or transfer of certain licenses and would not reasonably be likely to prevent, materially delay or materially impair the ability of the parties to complete the Merger on a timely basis);

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make any loans, advances or capital contributions to, or investments in, any person (other than loans, advances or capital contributions to a wholly owned Spinco Entity) in excess of $25.0 million if the transaction is not in the ordinary course and $200.0 million in any event, other than loans, advances or capital contributions to, or investments in, any person incurred in connection with film, television or game production or distribution, film financing or theme parks in the ordinary course;

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(a) amend or modify in any material respect or terminate certain material contracts (other than amendments or modifications in the ordinary course or that are not adverse to Spinco and the Spinco Subsidiaries in any material respect with respect to the contract and terminations upon the expiration of the term thereof in accordance with the terms thereof) or waive, release or assign any material rights, claims or benefits under certain material contracts, or (b) enter into certain material contracts unless they are on terms substantially consistent with, or on terms more favorable to the WarnerMedia Business than, either a contract they are replacing or a standard form of such contract;

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settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a governmental entity, other than settlements (a) if the amount of any such settlement is not in excess of $25.0 million individually or $100.0 million in the aggregate in any year; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the WarnerMedia Business or any Spinco Entities or (b) relating to taxes;

•	enter into any collective bargaining agreement, other than renewals of any collective bargaining agreements in the ordinary course;

•	enter into any contract that obligates Discovery or any of its subsidiaries (excluding the Spinco Entities) to grant licenses to any intellectual property as a result of being an affiliate of Spinco;

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other than in the ordinary course, enter into, amend, renew, terminate or otherwise alter or modify any contract for, or relating to, the licensing, distribution or creation of sports content with respect to which the WarnerMedia Business is expected to make or receive annual payments in excess of $250.0 million; or

•	agree, authorize or commit to do any of the foregoing.

Discovery has agreed, except as otherwise expressly (1) contemplated by the Merger Agreement, the Separation Agreement or the other Transaction Documents (including, subject to the parties’ obligations in the Tax Matters Agreement and other Transaction Documents, with respect to any actions taken to effect the Separation and the Distribution), (2) required by applicable law, (3) approved in writing (which approval will not be unreasonably withheld, conditioned or delayed) by AT&T or (4) set forth in Discovery’s confidential disclosure letter, not to and to cause its subsidiaries not to:

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(a) amend its certificate of incorporation or bylaws (or comparable governing documents) (other than any other immaterial amendments to any such documents that do not impact in any respect the economic benefits of the Merger of the other Transactions to Spinco stockholders), (b) split, combine, subdivide or reclassify its outstanding shares of capital stock, voting securities or other equity interests (except for any such transaction by a wholly owned subsidiary of Discovery which remains a wholly owned subsidiary after completion of such transaction), (c) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock, voting securities or other equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned subsidiary of Discovery to another direct or indirect wholly owned subsidiary of Discovery or to Discovery), (d) enter into any agreement with respect to the voting of its capital stock, voting securities or other equity interests or (e) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock, voting securities or other equity interests or any securities or obligations convertible or exchangeable into or exercisable for any shares of its capital stock, voting securities or other equity interests (other than (i) pursuant to the cashless exercise of Discovery options or the forfeiture of, or withholding of taxes with respect to, Discovery Options, Discovery SARs, Discovery RSUs and Discovery PRSUs in connection with any taxable event related to such awards, in each case in accordance with past practice and with the terms of the applicable Discovery equity plan as in effect on the date of the Merger Agreement (or as modified after the date of the Merger Agreement in accordance with the terms of the Merger Agreement) or (ii) purchases, repurchases, redemptions or other acquisitions of capital stock, voting securities or other equity interests of any wholly owned subsidiary of Discovery by Discovery or any other wholly owned subsidiary of Discovery);

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merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of any wholly owned subsidiary of Discovery that would not prevent, materially delay or materially impair the Transactions);

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knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other Transactions from qualifying for the Intended Tax Treatment;

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except as set forth in any employee benefit plan (including any employment agreement) or collective bargaining agreement of Discovery in effect as of the date of the Merger Agreement or as otherwise required by applicable law, (a) with respect to each employee of Discovery (other than the Chief Executive Officer of Discovery and his direct reports), (i) change the compensation or benefits payable to such employee other than in the ordinary course (provided that AT&T and Discovery will mutually coordinate in good faith with respect to transaction bonuses that are payable on Closing or post-Closing severance arrangements) or (ii) hire, promote or terminate the employment of such employee other than in the ordinary course, and (b) with respect to the Chief Executive Officer of Discovery and each of his direct reports, (i) change the compensation or benefits payable to such individual other than changes to employee benefit plans of Discovery that apply generally and are not targeted at such individuals, (ii) hire or promote such individual other than to fill vacancies in the ordinary course or (iii) terminate the employment of such individual other than terminations of employment for cause; provided that in the case of both (a) and (b) with respect to any employee of Discovery, Discovery will, between the date of the Merger Agreement and the effective time of the Merger, (1) grant equity compensation awards in the ordinary course, (2) not grant stock options, performance shares or performance restricted stock units (other than performance restricted stock units granted to the Chief Executive Officer of Discovery which do not flex above 100% of target) and (3) not grant cash awards in lieu of equity awards;

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incur any indebtedness, except (a) in the ordinary course in a principal amount not to exceed $110.0 million in the aggregate at any time outstanding and on prevailing market terms or on terms substantially consistent with or more beneficial to Discovery and its subsidiaries, taken as a whole, than existing indebtedness, (b) in replacement of existing indebtedness which has matured or is scheduled to mature, in each case after the date of the Merger Agreement, within the 12-month period following such incurrence of indebtedness on then prevailing market terms or on terms substantially consistent with or more beneficial to the Discovery and its subsidiaries, taken as a whole, than the indebtedness being replaced, (c) inter-company indebtedness among Discovery and its wholly owned subsidiaries, (d) commercial paper issued in the ordinary course, (e)(i) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (ii) overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course, (f) hedging in compliance with the hedging strategy of Discovery as of the date of the Merger Agreement in the ordinary course and not for speculative purposes; provided that Discovery and its subsidiaries will use commercially reasonable efforts to mitigate any material increase in their respective aggregate exposure to currency and (g) indebtedness incurred in connection with film, television or game production or distribution, film financing or theme parks in the ordinary course;

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make or commit to any capital expenditures other than (a) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by insurance or the portion of which is not covered by insurance is less than $90.0 million) or (b) in the ordinary course;

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transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a lien or other encumbrance upon or otherwise dispose of any intellectual property owned by Discovery or its subsidiaries, other than (a) in the ordinary course, (b) in the case of a license of intellectual property, involving payments that do not exceed $120.0 million per license or (c) in the case of a sale of intellectual property, intellectual property with a fair market value that does not exceed $75.0 million individually (other than transactions among Discovery and its subsidiaries);

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transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a lien or other encumbrance upon or otherwise dispose of any properties or assets (including capital stock of its subsidiaries but not including any intellectual property, which is governed by the restrictions set forth in the bullet immediately above) with a fair market value in excess of $50.0 million individually, other than transactions among Discovery and its subsidiaries;

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issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except (a) for any shares of Discovery capital stock issued pursuant to Discovery Options, Discovery SARs, Discovery RSUs and Discovery PRSUs outstanding on the date of the Merger Agreement in accordance with the existing terms of such awards and the Discovery equity plans, (b) for any profit participation rights relating to programs granted in the ordinary course or (c) by wholly owned subsidiaries to Discovery or to any other wholly owned subsidiary of Discovery;

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other than in the ordinary course, other than capital expenditures made in accordance with the sixth bullet above, spend or commit to spend in excess of (a) $90.0 million or (b) more than $210.0 million in the aggregate in any year, in each case to acquire any business, whether by merger, consolidation, purchase of property or assets, licenses or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that neither Discovery nor any of its subsidiaries will enter into any such transaction that would, or would reasonably be likely to, prevent, materially delay or materially impair the completion of the Transactions;

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other than in the ordinary course, spend or commit to spend on purchases and licensing of film and television programming from third parties or video game production in excess of $250.0 million individually or $500.0 million in the aggregate;

•	make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof) or by applicable law;

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except as required by applicable law or in the ordinary course, (a) change or rescind any tax election that is material to Discovery and its subsidiaries, taken as a whole, or take any position that is material to Discovery and its subsidiaries, taken as a whole, on any material tax return filed on or after the date of the Merger Agreement, in each case that is inconsistent with elections made or positions taken in preparing or filing similar tax returns in prior periods, except in each case as a result of, or in response to, any change in U.S. federal tax laws or regulations or administrative guidance promulgated or issued thereunder, (b) change any method of tax accounting, which change is material to Discovery and its subsidiaries, taken as a whole, (c) amend any tax return with respect to an amount of taxes that is material to Discovery and its subsidiaries, taken as a whole, (d) settle or resolve any tax controversy that is material to Discovery and its subsidiaries, taken as a whole, (e) surrender any right to claim a refund of taxes that is material to Discovery and its subsidiaries, taken as a whole, or (f) enter into any closing agreement or similar agreement with any tax authority in respect of an amount of taxes that is to Discovery and its subsidiaries, taken as a whole;

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enter into any new line of business other than any line of business that is reasonably ancillary to and is a reasonably foreseeable extension of any line of business of Discovery and its subsidiaries as of the date of the Merger Agreement (provided that such entry would not require the receipt or transfer of certain licenses and would not reasonably be likely to prevent, materially delay or materially impair the ability of the parties to complete the Merger on a timely basis);

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make any loans, advances or capital contributions to, or investments in, any person (other than loans, advances or capital contributions to Discovery or any direct or indirect wholly owned subsidiary of Discovery) in excess of $10.0 million if the transaction is not in the ordinary course and $210.0 million in any event, other than loans, advances or capital contributions to, or investments in, any person incurred in connection with film, television or game production or distribution, film financing or theme parks in the ordinary course;

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(a) amend or modify in any material respect or terminate certain material contracts (other than amendments or modifications in the ordinary course or that are not adverse to Discovery and its subsidiaries in any material respect with respect to the contract and terminations upon the expiration of the term thereof in accordance with the terms thereof) or waive, release or assign any material rights, claims or benefits under certain material contracts, or (b) enter into certain material contracts unless they are on terms substantially consistent with, or on terms more favorable to Discovery or its subsidiaries than, either a contract they are replacing or a standard form of such contract;

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settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a governmental entity, other than settlements (a) if the amount of any such settlement is not in excess of $10.0 million individually or $30.0 million in the aggregate in any year; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of Discovery or its subsidiaries or (b) relating to taxes;

•	enter into any collective bargaining agreement, other than renewals of any collective bargaining agreements in the ordinary course;

•	enter into any contract that obligates any Spinco Entity to grant licenses to any intellectual property as a result of being an affiliate of Discovery or any subsidiary thereof;

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waive or release any rights, claims or benefits under, or fail to timely enforce any terms of, the Consent Agreement, in each case in a manner that would be reasonably likely to delay, impair or prevent the consummation of the Transactions; or

•	agree, authorize or commit to do any of the foregoing.

In addition, in the event of any action taken by (1) Discovery or any of its subsidiaries that would reasonably be expected to be material to Discovery and its subsidiaries (taken as a whole) or (2) AT&T or any of its subsidiaries (including the Spinco Entities) that would reasonably be expected to be material to the WarnerMedia Business (taken as a whole), in each case, in connection with certain changes relating to COVID-19 from the date of the Merger Agreement until the effective time of the Merger, Discovery and AT&T will consult each other prior to taking such action to the extent reasonably practicable, or if the prior consultation is not reasonably practicable due to an urgent need to respond to the applicable changes related to COVID-19, provide notice to the other party as promptly as reasonably practicable after taking any such action.

Tax Matters

The Merger Agreement contains certain representations, warranties and covenants relating to the preservation of the tax-free status of the Separation, the Distribution, the Merger and certain related Transactions.

It also contains an obligation on the parties to cooperate with each other and use their respective reasonable best efforts to agree upon and finalize the tax representation letters relating to the Transactions and to obtain the IRS Ruling and Tax Opinions. Additional covenants relating to the tax-free status of the Transactions are contained in the Tax Matters Agreement. The allocation of historic taxes attributable to the WarnerMedia Business and Transaction-related taxes, if any, generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Other Agreements Related to the Transactions—Tax Matters Agreement.”

SEC Filings

Under the Merger Agreement, AT&T, Spinco, Discovery and Merger Sub have agreed to have (1)(a) the parties jointly prepare and Spinco file with the SEC a registration statement to effect the registration of Spinco common stock (the “Distribution Registration Statement”) and (b) if the Distribution is effected in whole or in part as an exchange offer, AT&T prepare and file with the SEC a tender offer statement on Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act and (2) the parties jointly prepare and Discovery file with the SEC (a) a proxy statement/prospectus and (b) a registration statement on Form S-4 to register under the Securities Act the shares of WBD common stock that will be received by holders of Spinco common stock pursuant to the Merger (the “Discovery Registration Statement”).

Discovery is required under the Merger Agreement to mail a proxy statement/prospectus to its stockholders as promptly as practicable after the SEC clears its proxy statement/prospectus.

Regulatory Matters

The Merger Agreement provides that subject to certain exceptions set forth therein, Discovery and AT&T will cooperate with each other and use, and will cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on each of their part under the Merger Agreement and the other Transaction Documents and applicable laws and governmental orders to consummate and make effective the Merger and the other Transactions, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as promptly as reasonably practicable after the date of the Merger Agreement the notifications, filings, reports and other information required to be filed (1) under the HSR Act, (2) under any other applicable antitrust laws, (3) with the governmental entity described in AT&T’s confidential disclosure letter (subject to the process described therein), (4) under applicable utilities laws (to the extent required) and (5) with foreign regulators pursuant to applicable foreign regulatory laws, in each case, with respect to the Merger and the other Transactions (including filing of the notifications, filings, reports and other information set forth in AT&T’s confidential disclosure letter)) and to obtain all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to complete the Merger and the other Transactions. Subject to certain exceptions, each of the parties will use its reasonable best efforts to resolve such objections, if any, as may be asserted by any governmental entity in connection with the HSR Act, any other applicable antitrust laws, any communications laws or any foreign regulatory laws with respect to the Merger and the other Transactions and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the completion of the Merger and the other Transactions (including by defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement, the Merger or the other Transactions).

AT&T and Discovery will each, upon request by the other, furnish the other with all information, subject to certain requirements set forth in the Merger Agreement, concerning itself, its affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of AT&T or Discovery or any of their respective affiliates to any governmental entity in connection with the Transactions.

AT&T and Discovery have agreed to promptly provide all non-privileged information and documents requested by any governmental entity to the extent necessary or advisable to resolve any inquiry or investigation and to obtain as promptly as practicable all permits, clearances, and approvals necessary or advisable to be obtained from such governmental entity in order to consummate the Merger and the other Transactions.

AT&T and Discovery have agreed to (1) jointly determine timing and strategy and be jointly responsible for the final content of any substantive oral or written joint communications with any applicable governmental entity and (2) jointly coordinate all activities with respect to seeking any permits, clearances or approvals of any governmental entity under any U.S. or non-U.S. antitrust laws, the communications act or foreign regulatory laws; provided, however, that, subject to certain exceptions set forth in AT&T’s confidential disclosure letter, in the event of any disagreement between AT&T and Discovery with respect to the matters described in the foregoing clause (1) or (2), the General Counsel of AT&T and the General Counsel of Discovery will cooperate and consult with one another and seek to resolve such disagreement reasonably and in good faith; provided, further, that if the General Counsel of AT&T and the General Counsel of Discovery cannot resolve any such disagreement, the Chief Executive Officer of AT&T and the Chief Executive Officer of Discovery will cooperate and consult with one another and seek to resolve such disagreement reasonably and in good faith. AT&T and Discovery will have the right to review in advance (subject to, as necessary, redactions of commercially sensitive terms or the privileged information of such party or the exchange of information on an “outside counsel only” basis) and each will consult with the other on and consider in good faith the views of the other in connection with, all the information relating to AT&T and Discovery, as the case may be, and any of their respective affiliates, that appears in any filing made with, or written materials submitted to, any governmental entity in connection with the Transactions. Neither AT&T nor Discovery will permit any of its officers or any other representatives or agents to participate in any meeting or substantive communication with any governmental entity in respect of any filing, investigation or other inquiry relating to the Transactions unless it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate thereat (and to the extent such other party did not participate in any communication with a governmental entity promptly, and in no event later than 24 hours thereafter, provide such other party with a reasonably detailed summary of such communication).

For the purposes of the parties’ obligations with respect to regulatory matters, “reasonable best efforts” will include taking any and all actions necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any governmental entity required to complete the Merger and the other Transactions as promptly as reasonably practicable (including to (1) divest, transfer, sell or otherwise dispose of or hold separate (or agree to do any of the foregoing) any of their respective businesses, assets or any portions thereof, (2) effect any conditions, commitments or restrictions (or agree to do any of the foregoing) on or related to the conduct of their respective businesses, including with respect to the individuals designated to serve as directors on the WBD Board pursuant to the Merger Agreement and (3) implement the strategies and actions with respect to regulatory matters determined pursuant to the Merger Agreement and certain sections of AT&T’s confidential disclosure letter) provided that notwithstanding anything to the contrary set forth in the Merger Agreement:

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neither AT&T nor Discovery, or their respective subsidiaries (including the Spinco Entities), will be required to, and neither of them will, without the prior written consent of the other party (which may or may not be granted in the sole discretion of such other party), take or refrain from taking, or agree to take or refrain from taking, any action or actions that, individually or in the aggregate, would, or would be reasonably expected to, materially and adversely affect (a) the assets, business, results of operation or financial condition of Discovery and its subsidiaries (including Spinco and the Spinco Subsidiaries), taken as a whole, after the completion of the Transactions or (b) the Intended Tax Treatment of the Transactions (any such action, a “Detriment”);

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AT&T and its affiliates (other than the Spinco Entities) will not be required to (a) divest, transfer, sell or otherwise dispose of or hold separate (or agree to do any of the foregoing) any of their respective businesses, assets or any portions thereof or (b) effect any conditions, commitments or restrictions (or agree to do any of the foregoing) on or related to the conduct of their respective businesses, except with respect to AT&T’s right to designate directors on WBD Board pursuant to the Merger Agreement (any action described in clause (a) or (b), a “Remainco Detriment”);

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AT&T, Spinco or their respective affiliates will not be required by the Merger Agreement or any other Transaction Document to take or refrain from taking, or agree to take or refrain from taking, any action or actions to the extent that taking or refraining from taking such action or actions would constitute a breach by AT&T, Spinco or any of their respective affiliates of the Agreement of Contribution and Subscription, dated as of February 25, 2021, by and among AT&T Services, Inc., V Holdco LLC, DIRECTV Entertainment Holdings LLC and TPG VIII Merlin Investment Holdings, L.P.; and

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no party’s good faith position to continue to contest any objection to the Merger Agreement, the Merger or the other Transactions in an effort to achieve a more favorable resolution of such objections will be a breach of such party’s obligations with respect to regulatory matters under the Merger Agreement unless and until it would cause or be reasonably expected to cause, the Merger and the other Transactions not to be completed prior to the earlier of (a) 18 months following the date of the Merger Agreement and (b) 45 days prior to the one-year anniversary of the expiration or termination of the waiting period under the HSR Act with respect to the Transactions.

No Solicitation

The Merger Agreement contains detailed provisions restricting Discovery’s ability to seek alternative transactions and restricting AT&T’s ability to seek alternative transactions with respect to the WarnerMedia Business.

Discovery Acquisition Proposals

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Upon executing the Merger Agreement (1) Discovery will, and will cause its subsidiaries and representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted with respect to any Discovery Acquisition Proposal (as defined below) or proposal that would reasonably be expected to lead to a Discovery Acquisition Proposal, (2) Discovery will promptly deliver a written notice to each such person providing only that Discovery is ending all discussions and negotiations with such person with respect to any Discovery Acquisition Proposal or proposal or transaction that would reasonably be expected to lead to a Discovery Acquisition Proposal, and informing such persons of the applicable obligations undertaken with respect to non-solicitation and existing discussions in the Merger Agreement and the Mutual Confidentiality Agreement, dated March 30, 2021 (the “Confidentiality Agreement”), by and between AT&T and Discovery, which notice will, to the extent such person has executed a confidentiality agreement in connection with its consideration of a Discovery Acquisition Proposal, also request the prompt return or destruction of all confidential information concerning Discovery and any of its subsidiaries previously furnished to such person by or on behalf of Discovery or any of its subsidiaries, as applicable, and (3) Discovery will promptly terminate all physical and electronic data access previously granted to such persons.

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During the period commencing with the signing of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the effective time of the Merger, Discovery will not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement, in each case relating to a Discovery Acquisition Proposal or a potential Discovery Acquisition Proposal, to which Discovery or any of its subsidiaries is a party and will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. However, that notwithstanding anything in the Merger Agreement to the contrary, Discovery will be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any person if the Discovery Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

Moreover, Discovery has agreed that it will not, and none of its subsidiaries nor any of the directors, officers or employees of it or its subsidiaries will, and will instruct and use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	initiate, solicit, propose or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Discovery Acquisition Proposal;

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engage in, continue or otherwise participate in any discussions with or negotiations relating to any Discovery Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to a Discovery Acquisition Proposal;

•	provide any information to any person in connection with any Discovery Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to a Discovery Acquisition Proposal;

•	otherwise knowingly facilitate any effort or attempt to make a Discovery Acquisition Proposal; or

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other than as expressly permitted under the Merger Agreement, cause or permit Discovery to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement entered into in compliance with the Merger Agreement) relating to any Discovery Acquisition Proposal (a “Discovery Alternative Acquisition Agreement”).

As used in this section, the term “Discovery Acquisition Proposal” means any proposal or offer relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving Discovery or any of its subsidiaries or any acquisition by any person or group, or any proposal or offer that if consummated would, in each case, result in, any person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of Discovery or 20% or more of the consolidated net revenues, net income or total assets (with total assets include equity securities of subsidiaries) of Discovery, in each case other than the Transactions.

Notwithstanding the foregoing, prior to the time, but not after, the Discovery Stockholder Approval is obtained, in response to an unsolicited, bona fide written Discovery Acquisition Proposal that did not arise from or in connection with a breach of the foregoing obligations, Discovery may:

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provide information in response to a request therefor (including non-public information regarding Discovery or any of its subsidiaries) to the person who made such Discovery Acquisition Proposal, provided that such information has previously been made available to, or is made available to, AT&T prior to or concurrently with the time such information is made available to such person and that, prior to furnishing any such information, Discovery receives from the person making such Discovery Acquisition Proposal an executed confidentiality agreement with terms that are not materially less restrictive to the other party than the terms in the Confidentiality Agreement are on AT&T (with such confidentiality agreement not needing to prohibit the making or amending of a Discovery Acquisition Proposal to the extent such Discovery Acquisition Proposal is made directly to Discovery); provided, however, that if the person making such Discovery Acquisition Proposal is a competitor of Discovery, Discovery will not provide any commercially sensitive non-public information to such person in connection with any actions permitted by the exception set forth in this and the immediately following bullet other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

•	participate in any discussions or negotiations with any such person regarding such Discovery Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in the two bullets above, the Discovery Board determines in good faith after consultation with Discovery’s outside legal counsel that (1) based on the information then available and after consultation with Discovery’s financial advisor that such Discovery Acquisition Proposal either constitutes a Discovery Superior Proposal (as defined below) or would reasonably be expected to result in a Discovery Superior Proposal and (2) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

Discovery will promptly (and, in any event, within 24 hours) give notice to AT&T if (1) any proposals or offers with respect to a Discovery Acquisition Proposal are received by, (2) any information is requested in connection with any Discovery Acquisition Proposal from, or (3) any discussions or negotiations with respect to a Discovery Acquisition Proposal are sought to be initiated or continued with, it or any of its representatives, setting forth in such notice the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter will keep AT&T informed, on a reasonably current basis (and, in any event, within 24 hours), of the status and terms of any such proposals or offers (including any material amendments thereto).

As used in this section, “Discovery Superior Proposal” means an unsolicited, bona fide written Discovery Acquisition Proposal made after the date of the Merger Agreement that would result in a person or group, other than AT&T or any of its subsidiaries or controlled affiliates (including the Spinco Entities), becoming the beneficial owner, directly or indirectly, of at least 50% of the total voting power of the equity securities of Discovery (or of the surviving entity in a merger involving Discovery, as applicable) or at least 50% of the consolidated net revenues, net income or total assets (including equity securities of its subsidiaries), of Discovery that the Discovery Board has determined in good faith, after consultation with Discovery’s outside legal counsel and financial advisor that (1) if completed, would result in a transaction more favorable to Discovery stockholders from a financial point of view than the Merger (after taking into account any revisions to the terms of the Merger Agreement proposed by AT&T as described below under “ —Board Recommendation and Alternative Acquisition Agreements” and the time likely to be required to complete such Discovery Acquisition Proposal), and (2) is reasonably likely to be completed on the terms proposed, taking into account any legal, financial and regulatory requirements, the likelihood of termination, the timing of closing, and the identity of the person or persons making the proposal.

Unless the Merger Agreement is terminated in accordance with its terms, the Charter Amendment proposals and the Share Issuance proposal will be submitted to the stockholders of Discovery for approval at the Discovery special meeting and the foregoing will not be affected by the commencement of or announcement or disclosure of or communication to Discovery of any Discovery Acquisition Proposal.

Spinco Acquisition Proposals

AT&T, on the other hand, has agreed that upon executing the Merger Agreement (1) AT&T will, and will cause its subsidiaries and representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted theretofore with respect to any Spinco Acquisition Proposal (as defined below) or proposal that would reasonably be expected to lead to a Spinco Acquisition Proposal and (2) AT&T will promptly deliver a written notice to each such person providing only that AT&T is ending all discussions and negotiations with such person with respect to any Spinco Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to a Spinco Acquisition Proposal, and informing such persons of the applicable obligations undertaken with respect to non-solicitation and existing discussions in the Merger Agreement and the Confidentiality Agreement, which notice will, to the extent such person has executed a confidentiality agreement in connection with its consideration of a Spinco Acquisition Proposal, also request the prompt return or destruction of all confidential information concerning the

WarnerMedia Business and any Spinco Entities previously furnished to such person by or on behalf of AT&T or any of its subsidiaries, as applicable. AT&T will promptly terminate all physical and electronic data access previously granted to such persons.

Further, AT&T has agreed that it will not, and none of its subsidiaries nor any of the directors, officers or employees of it or its subsidiaries will, and will instruct and use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	initiate, solicit, propose or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Spinco Acquisition Proposal;

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engage in, continue or otherwise participate in any discussions with or negotiations relating to any Spinco Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to a Spinco Acquisition Proposal;

•	provide any information to any person in connection with any Spinco Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to a Spinco Acquisition Proposal;

•	otherwise knowingly facilitate any effort or attempt to make a Spinco Acquisition Proposal; or

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other than as expressly permitted under the Merger Agreement, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement entered into in compliance with the Merger Agreement) relating to any Spinco Acquisition Proposal (a “Spinco Alternative Acquisition Agreement”).

As used in this section, the term “Spinco Acquisition Proposal” means any proposal or offer relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving any of the Spinco Entities or any acquisition by any person or group, or any proposal or offer that, if completed, would, in each case, result in, any person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the consolidated net revenues, net income or total assets (with total assets including equity securities of subsidiaries) of the WarnerMedia Business, in each case other than (1) the Transactions and (2) any proposal or offer relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or any other transaction involving AT&T or any acquisition by any person or group of, or any proposal or offer involving, the securities of AT&T.

Notwithstanding the foregoing, if a Triggering Event (as defined below) occurs, then, beginning on the date that the Triggering Event occurs and prior to the time, but not after, the Discovery Stockholder Approval is obtained, in response to an unsolicited, bona fide written Spinco Acquisition Proposal that did not arise from or in connection with a breach of the foregoing obligations, AT&T may:

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provide information in response to a request therefor (including non-public information regarding AT&T and its subsidiaries (including the Spinco Entities)) to the person who made such Spinco Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Discovery prior to or concurrently with the time such information is made available to such person and that, prior to furnishing any such information, AT&T receives from the person making such Spinco Acquisition Proposal an executed confidentiality agreement with terms that are not materially less restrictive to the other party than the terms in the Confidentiality Agreement are on Discovery (with such confidentiality agreement not needing to prohibit the making or amending of a Spinco Acquisition Proposal to the extent such Spinco Acquisition Proposal is made directly to AT&T); provided, however, that if the person making such Spinco Acquisition Proposal is a competitor of the WarnerMedia Business, AT&T will not provide any commercially sensitive non-public information to such person in connection with any actions permitted by the exception set forth in this and the immediately following bullet other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

•	participate in any discussions or negotiations with any such person regarding such Spinco Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in the two bullets above, the AT&T Board determines in good faith after consultation with AT&T’s financial advisor that based on the information then available such Spinco Acquisition Proposal either constitutes a Spinco Superior Proposal or would reasonably be expected to result in a Spinco Superior Proposal.

As used in this section:

“Triggering Event” means the Malone Voting Agreement, the A/N Voting Agreement or the provisions of the Merger Agreement that obligate Discovery to hold the Discovery special meeting are limited or invalidated for any reason, including as a result of a judicial determination that (1) is either a final or interim order and (2) has been entered and has remained in effect for a period of ten days without being reversed or stayed pending appeal (or, in the case of an order that is not subject to further appeal, on the first business day following the entry of the order).

“Spinco Superior Proposal” means an unsolicited, bona fide written Spinco Acquisition Proposal made after the date of the Merger Agreement that would result in a person or group, other than Discovery or any of its subsidiaries or controlled affiliates, becoming the beneficial owner of, directly or indirectly, at least 50% of the consolidated net revenues, net income or total assets (including equity securities of any Spinco Entities) of the WarnerMedia Business that AT&T has determined in good faith, after consultation with its financial advisor, that (1) if completed, would result in a transaction more favorable to AT&T from a financial point of view than the Merger (after taking into account any revisions to the terms of the Merger Agreement proposed by Discovery as described below in “—Board Recommendation” and the time likely to be required to consummate such Spinco Acquisition Proposal), and (2) is reasonably likely to be completed on the terms proposed, taking into account any legal, financial and regulatory requirements, the likelihood of termination, the timing of closing, and the identity of the person or persons making the proposal.

Board Recommendation and Alternative Acquisition Agreements

Discovery has agreed in the Merger Agreement that the Discovery Board, including any committee thereof, will not:

•	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the recommendation of the Discovery Board in a manner adverse to AT&T;

•	fail to include the recommendation of the Discovery Board in the proxy statement/prospectus filed by Discovery;

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fail to recommend, within ten business days after the commencement of such Discovery Acquisition Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Discovery capital stock (other than by AT&T or an affiliate of AT&T), against acceptance of such tender offer or exchange offer by its stockholders; or

•	approve or recommend, or publicly declare advisable or publicly propose to enter into, any Discovery Alternative Acquisition Agreement.

Any action described in the four bullets above is referred to as a “Discovery Board Change of Recommendation.”

Notwithstanding the forgoing, prior to the time the Discovery Stockholder Approval is obtained, the Discovery Board may effect a Discovery Board Change of Recommendation if:

•	either

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an unsolicited, bona fide written Discovery Acquisition Proposal that did not arise from or in connection with a breach of Discovery’s non-solicit obligations under the Merger Agreement is received by Discovery and the Discovery Board determines in good faith, after consultation with Discovery’s outside legal counsel and financial advisor, that such Discovery Acquisition Proposal constitutes a Discovery Superior Proposal; or

•	an Intervening Event (as defined below) has occurred; and

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the Discovery Board determines in good faith, after consultation with Discovery’s outside legal counsel, that failure to effect a Discovery Board Change of Recommendation in response to such Discovery Superior Proposal or Intervening Event, as applicable, would violate the directors’ fiduciary duties under applicable law; provided, however, that a Discovery Board Change of Recommendation or action to terminate the Merger Agreement pursuant to the Discovery Superior Proposal Termination Right may not be made unless and until Discovery has given AT&T written notice of such action and the basis thereof five business days in advance, which notice will set forth in writing that the Discovery Board intends to consider whether to take such action and (1) in the case of a Discovery Superior Proposal, comply in form, substance and delivery with the requirements set forth with respect to notice of a Discovery Acquisition Proposals and (2) in the case of an Intervening Event, include a reasonable description of such Intervening Event and after giving such notice, and prior to effecting a Discovery Board Change of Recommendation or taking an action to terminate the Merger Agreement pursuant to the Discovery Superior Proposal Termination Right, Discovery has negotiated, and has caused its employees, financial advisor and outside legal counsel to negotiate, in good faith with AT&T (to the extent AT&T wishes to negotiate) to make such revisions to the terms of the Merger Agreement as would permit the Discovery Board not to effect a Discovery Board Change of Recommendation or to take action to terminate the Merger Agreement pursuant to the Discovery Superior Proposal Termination Right and, at the end of the five business day period, prior to taking action to effect a Discovery Board Change of Recommendation or taking action to terminate the Merger Agreement pursuant to the Discovery Superior Proposal Termination Right, the Discovery Board will take into account any changes to the terms of the Merger Agreement proposed by AT&T in writing and any other information offered by AT&T in response to the notice described above, and will have determined in good faith (a) after consultation with Discovery’s outside legal counsel and financial advisor, that, in the case of a Discovery Superior Proposal, such proposal would continue to constitute a Discovery Superior Proposal or (b) after consultation with Discovery’s outside legal counsel, that, in the case of an Intervening Event, the failure to effect a Discovery Board Change of Recommendation in response to such Intervening Event would violate the directors’ fiduciary duties under applicable law, in each case, if such changes offered in writing were to be given effect. Any material amendment to any Discovery Acquisition Proposal will be deemed to be a new Discovery Acquisition Proposal, except that the advance written notice obligation set forth above will be reduced to three business days.

As used in this section, “Intervening Event” means any Effect that was not known by nor was reasonably foreseeable to the Discovery Board as of the date of the Merger Agreement; provided, that in no event will any Effect that (1) involves or relates to a Discovery Acquisition Proposal or a Discovery Superior Proposal or any inquiry or communications or matters relating thereto, (2) results from the announcement or pendency of the Merger Agreement or any actions expressly required to be taken or to be refrained from being taken pursuant to the Merger Agreement or (3) relates to the fact that AT&T, the WarnerMedia Business or Discovery, as applicable, meets or exceeds any internal or analysts’ expectations or projections be taken into account for purposes of determining whether an Intervening Event has occurred (but, with respect to the foregoing clause (2), the facts or occurrences giving rise or contributing to such Effect may be taken into account when determining whether an Intervening Event has occurred).

AT&T has agreed in the Merger Agreement that it will not enter into any Spinco Alternative Acquisition Agreement, except that if a Triggering Event occurs, then during the period beginning on the date the Triggering Event occurs and ending on the date on which the Discovery Stockholder Approval is obtained, AT&T may enter into a Spinco Alternative Acquisition Agreement if an unsolicited, bona fide written Spinco Acquisition Proposal that did not arise from or in connection with a breach of Discovery’s non-solicit obligations under the Merger Agreement is received by AT&T and the AT&T Board determines in good faith, after consultation with AT&T’s financial advisor, that such Spinco Acquisition Proposal constitutes a Spinco Superior Proposal; provided, however, AT&T may not enter into a Spinco Alternative Acquisition Agreement or terminate the Merger Agreement in response to a Discovery Superior Proposal unless and until AT&T has given Discovery written notice of such action and the basis thereof five business days in advance, which notice will set forth in writing that AT&T intends to consider whether to take such action, and comply in form, substance and delivery with the requirements set forth with respect to notice of a Spinco Acquisition Proposals and after giving such notice and prior to taking an action to terminate the Merger Agreement in response to a Spinco Superior Proposal, AT&T will, and will cause its employees, financial advisor and outside legal counsel to, negotiate in good faith with Discovery (to the extent Discovery wishes to negotiate) to make such revisions to the terms of the Merger Agreement as would not permit AT&T to take such action to terminate the Merger Agreement in response to a Spinco Superior Proposal and, at the end of the five business day period, prior to taking action to terminate the Merger Agreement in response to a Spinco Superior Proposal, the AT&T Board will take into account any changes to the terms of the Merger Agreement proposed by Discovery in writing and any other information offered by Discovery in response to the notice described above in this paragraph, and will have determined in good faith after consultation with its financial advisor that the Spinco Superior Proposal would continue to constitute a Spinco Superior Proposal. Any material amendment to any Spinco Acquisition Proposal will be deemed to be a new Spinco Acquisition Proposal, except that the advance written notice obligation set forth in above will be reduced to three business days.

Financing

In connection with its entry into the Separation Agreement and the Merger Agreement, on May 17, 2021, Spinco entered into the Commitment Letter, under which the Commitment Parties committed to provide Spinco with the Bridge Loans, as defined in “Debt Financing” (the “Spinco Financing”), subject to the terms and conditions of the Commitment Letter. On June 4, 2021, Spinco entered into the Spinco Term Loan Credit Agreement, as defined in “Debt Financing.” Subsequently, the commitments under the Commitment Letter were partially reduced as described in “Debt Financing.”

The Merger Agreement provides that Spinco must use reasonable best efforts to (1) maintain in effect, until the earlier of the initial funding of the Spinco Financing and the replacement of the Spinco Financing with the Permanent Financing (as defined below), in each case, in an amount sufficient to fund (and in any event not to exceed) the sum of the Special Cash Payment and the Additional Amount (the “Spinco Consideration Amount”), the Commitment Letter, (2) negotiate definitive agreements with respect to the Spinco Financing, on the terms and conditions contained in the Commitment Letter or on such other terms as are reasonably acceptable to AT&T and Discovery (the “Spinco Financing Agreements”) and negotiate definitive agreements with respect to the Permanent Financing as directed by Discovery (the “Permanent Financing Agreements” and, together with the Spinco Financing Agreements, collectively, the “Financing Agreements”), (3) materially comply with the obligations that are set forth in the Commitment Letter and the Financing Agreements that are applicable to Spinco and satisfy (or if deemed advisable by Spinco and Discovery, seek a waiver of) on a timely basis all conditions precedent in the Commitment Letter and the Financing Agreements that are within its control, and (4) in the event that all conditions to funding in the Commitment Letter or the Financing Agreements are satisfied at or prior to the Distribution, complete the Financing (as defined below) at or prior to the Distribution (subject to Discovery’s ability to direct Spinco to issue Spinco Debt Securities with respect to the Additional Amount).

Discovery will have the right to direct Spinco to replace all or a portion of the Spinco Financing with the proceeds of consummated capital markets debt or equity (including preferred or other hybrid equity) financing and/or commitments in respect of other long term debt (any such financing (which may include any sale or exchange of Spinco Debt Securities), the “Permanent Financing” and, together with the Spinco Financing, the “Financing”) from the same and/or alternative bona fide third-party financing sources (the “Financing Sources”) so long as (1) all conditions precedent to effectiveness of definitive documentation for such financing have been satisfied and the conditions precedent to funding of such financing are in the aggregate, in respect of certainty of funding, substantially equivalent to (or more favorable to Spinco than) the conditions precedent set forth in the Commitment Letter and (2) the terms thereof are consistent with the intended tax treatment of the Transactions (as determined by AT&T in good faith and in consultation with Discovery) and reasonably acceptable to AT&T and Spinco; provided that, if any Financing is proposed to be consummated prior to the earlier of (a) February 14, 2022 and (b) the date of obtaining the IRS Ruling, Discovery and AT&T will jointly agree on when to consummate such Financing and no such Financing will be issued or incurred prior to the satisfaction of certain conditions in the Merger Agreement without the consent of each of Discovery and AT&T, which in each case will not be unreasonably withheld, conditioned or delayed.

With regard to Discovery’s right to direct Spinco to issue Spinco Debt Securities, Discovery has the right to determine the terms and conditions of any such Spinco Debt Securities in respect of the Additional Amount to be issued to AT&T pursuant to the Separation Agreement so long as the terms and conditions of such Spinco Debt Securities satisfy the Par Exchange Requirement. An approved investment bank selected by AT&T will determine the satisfaction of the Par Exchange Requirement pursuant to its customary valuation procedures (a “Spinco Debt Securities Valuation”). AT&T will not be required to accept any Spinco Debt Securities that do not satisfy the Par Exchange Requirement.

If (1) certain conditions in the Merger Agreement are satisfied, (2) the terms of any Spinco Debt Securities proposed by Discovery are such that the approved investment bank selected by AT&T is unable to confirm that the Par Exchange Requirement is satisfied with respect to all or a portion of such Spinco Debt Securities proposed to be issued in respect of the Additional Amount and (3) the Additional Bridge Funding Tax Liability (as defined herein) does not exceed the Additional Tax Liability Cap (as defined below), Spinco will be required to (a) borrow an amount equal to the amount by which the Additional Amount exceeds the principal amount of any such Spinco Debt Securities directed to be issued by Discovery that satisfy the Par Exchange Requirement pursuant to and on the terms and conditions set forth in the Spinco Financing Agreements, and (b)(i) distribute to AT&T all or a portion of the cash proceeds of such borrowing substantially concurrently with the Special Cash Payment, (ii) use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T, or (iii) undertake a combination of (i) and (ii). The conditions in the Merger Agreement relating to the Tax Opinions and IRS Ruling, in each case, solely to the extent it relates to the tax treatment of any indebtedness issued in respect of the Additional Amount in excess of the principal amount of the Spinco Debt Securities, if any, and of any distribution of proceeds thereof, will be deemed waived by Discovery and AT&T, respectively, upon any borrowing by Spinco and receipt of the proceeds of such borrowing as contemplated in the immediately preceding sentence. Discovery and AT&T agree to bear the Additional Bridge Funding Tax Liability equally up to but not to exceed $4.0 billion in the aggregate (the “Additional Tax Liability Cap”; the amount of the Additional Bridge Funding Tax Liability in excess of the Additional Tax Liability Cap, the “Excess Tax Liability Amount”).

Until the earliest of the Closing, the valid termination of the Merger Agreement and the replacement of the Spinco Financing with Permanent Financing, each of Discovery and Merger Sub has agreed to use reasonable best efforts to cause its subsidiaries and their respective representatives to provide to Spinco and the Commitment Parties, on a timely basis, such cooperation that may be reasonably requested by Spinco or the Commitment Parties in connection with the arrangement and consummation of the Spinco Financing, in each case consistent with the terms of the Merger Agreement. Correspondingly, until the earlier of the Closing and the valid termination of the Merger Agreement, each of AT&T and Spinco and their respective subsidiaries will provide to Discovery and the Financing Sources, and will use reasonable best efforts to cause its subsidiaries and their respective representatives to provide to Discovery and the Financing Sources, on a timely basis, such cooperation as may be reasonably requested by Discovery or the Financing Sources in connection with the arrangement and consummation of the Permanent Financing and (if applicable) equity (including preferred or other hybrid equity) financing incurred or issued, as applicable, by Discovery and/or its subsidiaries in connection with Discovery and/or its subsidiaries achieving or maintaining an investment grade rating in contemplation of, upon, or following, completion of any or all of the Transactions (as determined by Discovery in good faith in consultation with AT&T) (“RMT Equity Financing”), in each case consistent with the terms of the Merger Agreement.

If any funds in the amounts set forth in the Commitment Letter or the Financing Agreements, as applicable, or any portion thereof, become unavailable on the terms and conditions contemplated in the Commitment Letter or the Financing Agreements, as applicable, Spinco (in consultation in good faith with Discovery, and, with respect to any Alternative Financing (as defined below) that is in the form of the Permanent Financing, at the direction of Discovery) will use its reasonable best efforts to arrange and obtain promptly any such portion from the same or alternative sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Spinco to fund the Spinco Consideration Amount (the “Alternative Financing”; with the amount of any Alternative Financing not to exceed the Spinco Consideration Amount), and obtain a new financing commitment that provides for such financing, provided that certain conditions set forth in the Merger Agreement are satisfied.

Neither Spinco nor Discovery will, without the prior written consent of the other party, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Commitment Letter or the Permanent Financing Agreements, as applicable, in a manner that (1)(a) reduces the aggregate amount of the Financing such that the aggregate funds that would be available to Spinco on the date of Distribution would not be sufficient to provide the funds required to fund the Spinco Consideration Amount or (b) increases the aggregate amount of the Financing such that the aggregate funds would exceed the Spinco Consideration Amount, (2) adds or expands on the conditions precedent to the funding of the Financing as set forth in the Commitment Letter as in effect on the date of the Merger Agreement or the Permanent Financing Agreements, as applicable, in a manner that could materially delay or prevent or make materially less likely the funding of the Financing on the date of Distribution or (3) materially adversely affects the ability of Spinco to enforce its rights against the Commitment Parties under the Commitment Letter as in effect on the date of the Merger Agreement or against the Financing Sources with respect to the Permanent Financing under the Permanent Financing Agreements, as applicable; provided that, notwithstanding the foregoing, Spinco may, in consultation with Discovery, (i) implement or exercise any of the “market flex” provisions exercised by the Commitment Parties in accordance with the Commitment Letter as of the date of the Merger Agreement or (ii) amend and restate the Commitment Letter or otherwise execute joinder agreements to the Commitment Letter solely to add additional Commitment Parties.

Discovery will indemnify, defend and hold harmless AT&T, its subsidiaries and their respective representatives from and against any and all costs suffered or incurred by them in connection with any information provided by or behalf of Discovery or its subsidiaries utilized in connection with the arrangement of the Financing, except in instances of gross negligence or willful misconduct on the part of AT&T, its subsidiaries and their respective representatives (as determined in a final and nonappealable judgment). AT&T will indemnify, defend and hold harmless Discovery, its subsidiaries and their respective representatives from and against any and all costs suffered or incurred by them in connection with any information provided by or on behalf of AT&T or its subsidiaries utilized in connection with the arrangement of the Financing, except in instances of gross negligence or willful misconduct on the part of Discovery, its subsidiaries and their respective representatives (as determined in a final and non-appealable judgment).

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

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the parties’ obligations to cooperate with each other and use, and cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on each of their parts, under the Merger Agreement and the other Transaction Documents and applicable laws and governmental orders, to complete and make effective the Merger and the other Transactions;

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the parties’ obligations to keep each other apprised of the status of matters relating to the completion of the Transactions, including giving each other prompt notice of any Effect that has had or would reasonably be expected to have a material adverse effect with respect to AT&T, Spinco or Discovery, as applicable, or of any failure of any condition to the other party’s obligation to complete the Transactions;

•	provision of information and access to the books and records and directors, officers and stockholders of the WarnerMedia Business and Discovery;

•	the listing of the shares of the WBD common stock issued in the Merger on Nasdaq;

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the parties’ obligations to consult before issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any governmental entity;

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cooperation in good faith with respect to any written broad-based notices or communications materials to their current or former employees with respect to the Transactions contemplated by the Transaction Documents or employment, compensation or benefits matters of such employees that relate to the Transactions contemplated by the Transaction Documents or the period following the Closing Date;

•

the indemnification of present and former directors and officers of the Spinco Entities against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time of the Merger (as well as the provision of directors’ and officers’ insurance in connection therewith for a period of six years from and after the effective time of the Merger);

•

the parties’ obligations if any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation becomes applicable to the Transactions to take such actions as are necessary so that the Transactions may be completed as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise use reasonable best efforts to eliminate or minimize the effects of such “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation;

•

the parties’ obligations to take such actions as may be necessary or appropriate to cause the Transactions and any other dispositions of equity securities of AT&T or Spinco (including derivative securities) or acquisitions of equity securities of Discovery (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to AT&T or will become subject to such reporting requirements with respect to Discovery, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable law;

•

the parties’ obligations to keep the other parties informed of certain litigation related to the Merger Agreement or the Transactions and the parties’ respective rights with respect to the defense and settlement of such litigation;

•	the completion of certain other Transaction Documents and certain other agreements;

•

the parties’ obligations to, following the signing of the Merger Agreement and prior to certain specified deadlines, finalize the list of regulatory approvals which will be a condition to the Closing and agree on strategies and actions relating to certain regulatory approvals; and

•

the preparation of certain financial information, included audited financials, concerning the WarnerMedia Business and the preparation of pro forma financial information, in each case, for inclusion in the agreed-upon filings with the SEC (see “—SEC Filings” above).

Conditions to the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

•	the Distribution and the Separation will have been completed in accordance with the terms of the Separation Agreement;

•	the Discovery Stockholder Approval will have been obtained;

•	the shares of WBD common stock issuable to the holders of Spinco common stock pursuant to the Merger Agreement will have been authorized for listing on Nasdaq upon official notice of issuance;

•

(1) the statutory waiting period (and any extension thereof) applicable to the completion of the Transactions under the HSR Act will have expired or been earlier terminated and, to the extent applicable, any agreement between the parties, on the one hand, and the FTC or the Antitrust Division or any other applicable governmental entity, on the other hand, not to complete the Transactions will have expired or otherwise been terminated and (2) all other authorizations, consents, orders, approvals, filings and declarations of, and all expirations of waiting periods required from, any governmental entity set forth on Section 9.1(d) of AT&T’s confidential disclosure letter required for the completion of the Transactions will have been filed, occurred or been obtained (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, being the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals will be in full force and effect;

•

none of the regulatory approvals required to be obtained prior to the effective time of the Merger by any of the parties or their respective affiliates in connection with the execution and delivery of the Merger Agreement and the completion of the Transactions, including the Requisite Regulatory Approvals, will have had, or would reasonably be expected to have a Detriment;

•

no governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or governmental order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the completion of the Transactions;

•

each of the Distribution Registration Statement and the Discovery Registration Statement will have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Distribution Registration Statement or the Discovery Registration Statement will have been issued and remain in effect, and no proceedings for that purpose will have commenced or be threatened in writing by the SEC, unless subsequently withdrawn; and

•	the Consent Agreement will continue to be valid and in full force and effect as of the Closing Date and the effective time of the Charter Amendment.

The respective obligations of Discovery and Merger Sub to complete the Merger are also subject to the satisfaction or waiver by Discovery at or prior to the Closing of the following conditions:

•

on the date of the Merger Agreement and at the Closing (in each case except to the extent that any representation and warranty speaks as of a particular date, in which case as of such particular date) AT&T’s (1) representations and warranties with respect to organization, good standing and qualification, corporate authority and approval, capital structure of Spinco and brokers and finders will be true and correct in all material respects (without giving effect to any materiality, material adverse effect or similar qualification), (2) representations and warranties with respect to absence of certain changes will be true and correct in all respects and (3) other representations and warranties will be true and correct unless the failure of such representations and warranties of AT&T referred to in this clause (3) to be so true and correct (without giving effect to any materiality, material adverse effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Spinco;

•

each of AT&T and Spinco will have performed in all material respects all obligations required to be performed by it under the Merger Agreement and the other Transaction Documents at or prior to the Closing Date;

•

since the date of the Merger Agreement, there will not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Spinco;

•	Discovery and Merger Sub will have received a certificate signed on behalf of AT&T and Spinco certifying that the conditions set forth in the three immediately preceding bullets have been satisfied;

•	Discovery will have received a true copy of the Tax Opinions, and the Tax Opinions will not have been withdrawn or rescinded;

•	Discovery will have received a true copy of the IRS Ruling, and the IRS Ruling will continue to be valid and in full force and effect as of the Closing Date; and

•

if the Additional Bridge Funding Tax Liability exceeds the Additional Tax Liability Cap, AT&T will have elected to proceed to Closing by assuming or remaining liable for such Excess Tax Liability Amount.

The obligation of AT&T and Spinco to complete the Merger is also subject to the satisfaction or waiver by AT&T at or prior to the Closing of the following conditions:

•

on the date of the Merger Agreement and at the Closing (in each case except to the extent that any representation and warranty speaks as of a particular date, in which case as of such particular date) Discovery’s (1) representations and warranties with respect to organization, good standing and qualification, corporate authority and approval, certain capital structure matters and brokers and finders will be true and correct in all material respects (without giving effect to any materiality, material adverse effect or similar qualification), (2) representations and warranties with respect to absence of certain changes will be true and correct in all respects and (3) other representations and warranties will be true and correct unless the failure of such representations and warranties of Discovery referred to in this clause (3) to be so true and correct (without giving effect to any materiality, material adverse effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Discovery;

•

each of Discovery and Merger Sub will have performed in all material respects all obligations required to be performed by it under the Merger Agreement and the other Transaction Documents at or prior to the Closing Date;

•

since the date of the Merger Agreement, there will not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Discovery;

•	AT&T will have received a certificate signed on behalf of Discovery and Merger Sub certifying that the conditions set forth in the three immediately preceding bullets have been satisfied;

•

none of the regulatory approvals required to be obtained prior to the effective time of the Merger by any of the parties or their respective affiliates in connection with the execution and delivery of the

Merger Agreement and the completion of the Transactions, including the Requisite Regulatory Approvals, will have required, or would reasonably be expected to require AT&T and its affiliates (other than the Spinco Group members) to divest, transfer, sell or otherwise dispose of or hold separate (or agree to do any of the foregoing) any of their respective businesses, assets or any portions thereof or effect any conditions, commitments or restrictions (or agree to do any of the foregoing) on or related to the conduct of their respective businesses, except with respect to AT&T’s right to designate the AT&T Designees;

•	AT&T will have received the Tax Opinions, and the Tax Opinions will not have been withdrawn or rescinded;

•	AT&T will have received the IRS Ruling, and the IRS Ruling will continue to be valid and in full force and effect as of the Closing Date;

•

AT&T will have received (1) Spinco Debt Securities that satisfy the Par Exchange Requirement, (2) cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements pursuant to the Merger Agreement or (3) a combination of the foregoing, such that the aggregate principal amount of such Spinco Debt Securities, together with such cash proceeds, will be equal to the Additional Amount;

•	the completion of the Special Cash Payment in accordance with the terms of the Separation Agreement; and

•

if the Additional Bridge Funding Tax Liability exceeds the Additional Tax Liability Cap, Discovery will have elected to proceed to Closing by increasing the Special Cash Payment, after adjustments, by the Excess Tax Liability Amount.

Termination

The Merger Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the effective time of the Merger by mutual written consent of AT&T and Discovery.

The Merger Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the effective time of the Merger by either Discovery or AT&T, if:

•	the Merger has not been completed by July 15, 2023 (the “Outside Date”);

•	the Discovery Stockholder Approval is not obtained at the Discovery special meeting or at any adjournment or postponement thereof taken in accordance with the Merger Agreement; or

•

any law or governmental order permanently restraining, enjoining or otherwise prohibiting completion of the Merger becomes final and non-appealable; provided that the right to terminate the Merger Agreement in such event will not be available to any party that has breached in any material respect its obligations under the Merger Agreement or the other Transaction Documents if such breach is the primary cause of such law or governmental order to have been enacted or issued.

In addition, the Merger Agreement may be terminated and the Merger may be abandoned by AT&T:

•

following a Triggering Event but prior to the time the Discovery Stockholder Approval is obtained, if AT&T enters into a Spinco Alternative Acquisition Agreement in response to a Spinco Superior Proposal, to the extent permitted by and in accordance with the terms and subject to the conditions of the Merger Agreement, and AT&T, immediately prior to or concurrently with such termination, pays to Discovery in immediately available funds any fees required to be paid pursuant to the Merger Agreement as described below in “—Termination Fees and Expenses Payable in Certain Circumstances” (this right is being referred to herein as the “Spinco Superior Proposal Termination Right”);

•

prior to the time the Discovery Stockholder Approval is obtained, if the Discovery Board has made a Discovery Board Change of Recommendation or at any time following receipt of an Acquisition Proposal that has been publicly disclosed, the Discovery Board has failed to reaffirm its approval or recommendation of the Merger Agreement and the Merger and the other Transactions within ten business days of such public disclosure (and if the Discovery special meeting is scheduled to be held within ten business days, then within two business days of such public disclosure); or

•

if at any time prior to the effective time of the Merger, there has been a breach by Discovery or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any representation or warranty of Discovery or Merger Sub has become untrue, in either case, such that the conditions to AT&T’s and Spinco’s obligation to complete the Merger related to Discovery’s representations and warranties and Discovery’s and Merger Sub’s performance of their obligations under the Merger Agreement and the other Transaction Documents would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (1) 30 days after the giving of notice thereof by AT&T to Discovery or (2) three business days prior to the Outside Date); provided, however, that the right to terminate the Merger Agreement pursuant to the foregoing will not be available to AT&T if it has breached in any material respect its obligations set forth in the Merger Agreement or any other Transaction Document if such breach is the primary cause of the occurrence of the failure of a condition to the completion of the Merger. The termination right set forth in this bullet is the “Discovery Breach Termination Right.”

In addition, the Merger Agreement may be terminated and the Merger may be abandoned by Discovery:

•

following a Triggering Event but prior to the time the Discovery Stockholder Approval is obtained, if the Discovery Board authorizes Discovery to enter into a Discovery Alternative Acquisition Agreement in response to a Discovery Superior Proposal, to the extent permitted by and in accordance with the terms and subject to the conditions of the Merger Agreement, and Discovery, immediately prior to or concurrently with such termination, pays to AT&T in immediately available funds any fees required to be paid pursuant to the Merger Agreement as described below in “—Termination Fees and Expenses Payable in Certain Circumstances” (this right is being referred to herein as the “Discovery Superior Proposal Termination Right”); or

•

if at any time prior to the effective time of the Merger, there has been a breach by AT&T or Spinco of any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any representation or warranty of AT&T or Spinco has become untrue, in either case, such that the conditions to Discovery’s and Merger Sub’s obligation to complete the Merger related to AT&T’s representations and warranties and AT&T’s and Spinco’s performance of their obligations under the Merger Agreement and the other Transaction Documents would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (1) 30 days after the giving of notice thereof by Discovery to AT&T or (2) three business days prior to the Outside Date); provided, however, that the right to terminate the Merger Agreement pursuant to the foregoing will not be available to Discovery if it has breached in any material respect its obligations set forth in the Merger Agreement or any other Transaction Document if such breach is the primary cause of the occurrence of the failure of a condition to the completion of the Merger. The termination right described in this bullet is referred to in this prospectus as the “AT&T Breach Termination Right.”

Termination Fees and Expenses Payable in Certain Circumstances

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, a termination fee of $720.0 million may be payable by Discovery to AT&T and a termination fee of $1.77 billion may be payable by AT&T to Discovery.

The Discovery Termination Fee is payable if:

•	the Merger Agreement is terminated by Discovery pursuant to the Discovery Superior Proposal Termination Right; or

•	the Merger Agreement is terminated:

•	by any of:

•

AT&T or Discovery due to the Merger not having been completed by the Outside Date under circumstances under which the Merger Agreement could have been terminated due to there being a Discovery Breach Termination Right, and prior to such termination a Discovery Acquisition Proposal was publicly announced or otherwise became publicly known or was communicated to the Discovery Board after the date of the Merger Agreement and prior to such termination and was not withdrawn at least 60 days prior to such termination;

•

AT&T pursuant to the Discovery Breach Termination Right, and prior to such termination a Discovery Acquisition Proposal has been publicly announced or otherwise became publicly known or was communicated to the Discovery Board after the date of the Merger Agreement and prior to such termination; or

•

AT&T or Discovery due to the Discovery Stockholder Approval not having been obtained at the Discovery special meeting or at any adjournment or postponement hereof taken in accordance with the Merger Agreement and prior to such termination, a Discovery Acquisition Proposal has been publicly announced or otherwise became publicly known after the date of the Merger Agreement and prior to the Discovery special meeting; and

•

on or prior to the date that is 12 months after the date of such termination, a Discovery Acquisition Proposal is consummated or Discovery enters into a Discovery Alternative Acquisition Agreement; provided that, solely for purposes of this paragraph, the term “Discovery Acquisition Proposal” has the meaning set forth above under “—No Solicitation,” except that all references to 20% are changed to 50%.

The AT&T Termination Fee is payable if AT&T terminates the Merger Agreement pursuant to the Spinco Superior Proposal Termination Right.

If Discovery fails to promptly pay the Discovery Termination Fee, and, in order to obtain such payment, AT&T or Spinco commences a suit that results in a judgment against Discovery for the Discovery Termination Fee or any portion thereof, Discovery will pay to AT&T or Spinco its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Discovery Termination Fee or any portion thereof, as applicable, at the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

In addition, if the Merger Agreement has been terminated, all costs and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such costs and expenses; provided that (1) if the Merger Agreement is terminated by Discovery pursuant to the AT&T Breach Termination Right, the Commitment Fees (including fees for prepayment in respect of any incurred Financing) will be borne entirely by AT&T, (2) if the Merger Agreement is terminated by AT&T pursuant to the Discovery Breach Termination Right, the Commitment Fees (including fees for prepayment in respect of any incurred Financing) will be borne entirely by Discovery and (3) if the Merger Agreement is otherwise terminated by either Discovery or AT&T, the Commitment Fees (including fees for prepayment in respect of any incurred Financing) will be borne 71% by AT&T and 29% by Discovery.

Specific Performance

In the Merger Agreement, the parties acknowledge and agree that the rights of each party to complete the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees in the Merger Agreement that, in addition to any other available remedies a party may have in equity or at law, each party will be entitled to enforce specifically the terms and provisions of the Merger Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the Merger Agreement without necessity of posting a bond or other form of security. In the event that any proceeding is brought in equity to enforce the provisions of the Merger Agreement, no party will allege, and each party waives the defense, that there is an adequate remedy at law.

Governing Law; Jurisdiction

The Merger Agreement is governed by the laws of the State of Delaware without regard to the conflict of law principles thereof (or any other jurisdiction) to the extent that such principles would direct a matter to another jurisdiction.

The parties have agreed that any proceeding in connection with, arising out of or otherwise relating to the Merger Agreement, any instrument or other document delivered pursuant to the Merger Agreement or the Transactions will be brought exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) except that if subject matter jurisdiction over the matter that is the subject of the proceeding is vested exclusively in the U.S. federal courts, such proceeding will be heard in the United States District Court for the District of Delaware.

Notwithstanding the foregoing, the parties have agreed that causes of action against any of the financing sources party to the Commitment Letter (together with all additional lenders, agents and financing sources added to the Commitment Letter, the “Spinco Lenders”) or any of the other Financing Sources will be governed by the laws of the State of New York and the parties will not bring any legal proceedings against the Spinco Lenders or other Financing Sources in any way relating to the Financing in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York.

Modification or Amendment; Waiver

The Merger Agreement may, at any time prior to the effective time of the Merger, be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by each party, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that for any amendments or modifications to the sections of the Merger Agreement relating to modifications, amendments and waivers, submission to jurisdiction, selection of forum and waiver of trial by jury, third-party beneficiaries and non-recourse against certain non-parties to the Merger Agreement, to the extent materially adversely affecting any of the Spinco Lenders or any of the other Financing Sources, will not be effective with respect to such affected Spinco Lenders or Financing Sources without their prior written consent to such amendment or modification.

THE SEPARATION AGREEMENT

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, which is attached as Annex B to this prospectus and incorporated by reference herein. AT&T stockholders and Discovery stockholders are urged to read the Separation Agreement in its entirety. This summary of the Separation Agreement has been included to provide AT&T stockholders and Discovery stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this prospectus. This summary is not intended to provide any other factual information about AT&T, Spinco, Discovery or Merger Sub. Information about AT&T, Spinco, Discovery and Merger Sub can be found elsewhere in this prospectus and in the documents incorporated by reference herein. See also “Where You Can Find More Information; Incorporation by Reference.”

The Separation

General

At or prior to the Distribution Date, AT&T and Spinco will undertake the transfer and/or assignment and assumption of the WarnerMedia Assets, WarnerMedia Liabilities, Excluded Assets and Excluded Liabilities as conducted substantially in accordance with the separation plan (the “Separation Plan”). The transfer of assets and assumption of liabilities is described in further detail below.

Transfer of WarnerMedia Assets

Subject to the terms and conditions of the Separation Agreement, at or prior to the Distribution, AT&T will assign, transfer, convey and deliver to Spinco or the applicable member of the Spinco Group all of AT&T’s and its applicable subsidiaries’ respective right, title and interest in and to all the WarnerMedia Assets (unless any such WarnerMedia Assets are already held by a member of the Spinco Group). The “WarnerMedia Assets” include, among other things and subject to certain exceptions, all assets primarily related to the WarnerMedia Business, including:

•	interests in the capital stock of, or any other equity or ownership interests in, the subsidiaries of AT&T that will be included in the Spinco Group;

•	(1) any contracts that are exclusively related to Spinco and (2) the Dual-Use Contracts (as defined below);

•

all software, computer systems, public internet protocol address blocks, telecommunications equipment and other information technology infrastructure, hardware and related documentation, reference, resource and training materials, in each case, primarily related to the WarnerMedia Business, but excluding datasets and derived data;

•	any and all cash and cash equivalents held by members of the Spinco Group to the extent AT&T has been reimbursed for them pursuant to certain adjustments to the Special Cash Payment;

•

any and all intellectual property (other than patents and trademarks) owned by AT&T or its affiliates (including the Spinco Group) that are primarily related to the WarnerMedia Business, including trade secrets, copyrights, derivative or ancillary rights related to copyrights and moral rights, rights of publicity and rights of privacy;

•	any and all patents owned by AT&T or its affiliates (including the Spinco Group) for which all named inventors were, at the time of conception or reduction to practice, employees of the Spinco Group;

•	all trademarks owned by AT&T or its affiliates (including the Spinco Group) used and displayed as the name for a product or service of the WarnerMedia Business and not any other business or business function of AT&T or one of its subsidiaries that is not a member of the Spinco Group (other than trademarks that are a composite or combination of trademarks relevant to the WarnerMedia Business and the business of AT&T or its subsidiaries); and

•

any and all other assets expressly contemplated by the Separation Agreement or any Ancillary Agreement as assets allocated to the Spinco Group (including certain employee-related assets pursuant to the terms of the Employee Matters Agreement) and all rights of any member of the Spinco Group pursuant to the Separation Agreement or any Ancillary Agreement.

Notwithstanding anything to the contrary above, the Separation Agreement and the Ancillary Agreements do not purport to transfer ownership of any of the insurance policies of AT&T or its subsidiaries (including the members of the Spinco Group), and any assignment or rights to coverage under such insurance policies is governed by the specific insurance covenant of the Separation Agreement (see “—Insurance” below).

Transfer of Excluded Assets

Subject to the terms and conditions of the Separation Agreement, at or prior to the Distribution, AT&T will cause the applicable members of the Spinco Group to assign, transfer, convey and deliver to AT&T or one of its subsidiaries that is not a member of the Spinco Group all of such member of the Spinco Group’s right, title and interest in and to all the Excluded Assets (unless any such Excluded Assets are already held by AT&T or one of its subsidiaries that is not a member of the Spinco Group). The “Excluded Assets” include, among other things and subject to certain exceptions, all of the assets of AT&T or any of its subsidiaries other than the WarnerMedia Assets, including:

•	any and all interests in the capital stock of, or any other equity or ownership interests in, the subsidiaries of AT&T other than Spinco and the other members of the Spinco Group;

•

any and all shares of Spinco common stock contemplated to be received by AT&T or its subsidiaries (excluding the members of the Spinco Group) in exchange for the contribution of the assets to Spinco by members of the AT&T Group and all assumptions by Spinco of liabilities, in connection with, or in anticipation of, the Distribution;

•	the Spinco Debt Securities;

•	any and all contracts other than (1) those contracts exclusively related to the WarnerMedia Business and (2) the Dual-Use Contracts;

•	any and all cash and cash equivalents other than that held by members of the Spinco Group;

•

any and all financial records relating to the WarnerMedia Business that form part of the general ledger of AT&T or any of its affiliates (other than the members of the Spinco Group), any work papers of AT&T’s auditors, and any other accounting records of AT&T or any of its affiliates (other than the members of the Spinco Group), provided that Spinco will have certain access rights to financial information as set forth in the Separation Agreement;

•

any and all records relating to the negotiation and completion of the Transactions contemplated by the Separation Agreement (including bids received from third parties, analyses relating to the Transactions, confidential communications with legal counsel and privileged information); and

•

any and all other assets expressly contemplated by the Separation Agreement or any Ancillary Agreement as assets retained or allocated to by the AT&T Group (including certain employee-related assets pursuant to the terms of the Employee Matters Agreement) and all rights of the AT&T Group pursuant to the Separation Agreement or any Ancillary Agreement.

Assumption of WarnerMedia Liabilities

In exchange for the contribution of the WarnerMedia Assets to Spinco by AT&T, Spinco or one or more of its subsidiaries will accept, assume, agree to pay, discharge, fulfill, and to the extent applicable, comply with on a timely basis, certain liabilities which include, among other things and subject to certain exceptions, the liabilities described below, referred to herein as the “WarnerMedia Liabilities”:

•	approximately $1.6 billion of existing debt of the Spinco Group;

•

any and all liabilities that are expressly assumed by or allocated to Spinco or any other member of the Spinco Group pursuant to the Separation Agreement or any Ancillary Agreement (including certain employee liabilities allocated under the Employee Matters Agreement) and all obligations and liabilities of any member of the Spinco Group pursuant to the Separation Agreement or any Ancillary Agreement;

•	any and all liabilities for the indebtedness of the Spinco Group immediately prior to the Distribution and all liabilities for the Spinco Debt Financing and any Spinco Debt Securities;

•

any and all liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from (1) information regarding Discovery or Spinco in the disclosure documents filed with the SEC in connection with the Transactions or information regarding Discovery included in disclosure documents in connection with the Spinco Debt Financing provided by Discovery and (2) from any and all agreements providing for (or relating to) the Spinco Debt Financing (the “Spinco Financing Arrangements”);

•

any and all out-of-pocket fees and expenses (including fees and expenses of counsel, accountants, investment banks and other financial institutions, experts and consultants and commitment fees and any other financing fees and expenses, including in respect of debt financing, the ratings process, underwriting fees, upfront fees and any solvency opinions) actually incurred or accrued, prior to the effective time of the Merger, by AT&T or its subsidiaries (including any member of the Spinco Group) or on their behalf or for which it or they are liable (excluding certain employee costs) in connection with (1) the drafting and negotiation of the Transaction Documents, (2) the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of the Transactions, (3) the preparation, review and audit of any financial statements of the WarnerMedia Business, (4) the preparation, of the WarnerMedia Business for sale or separation and any due diligence, marketing or similar activities in connection therewith, (5) the preparation, printing, filing and mailing of the disclosure documents in connection with the Spinco Debt Financing or other financing for the Transactions and the preparation and filing of any other filings with the SEC to the extent related to the Transactions, (6) the filing of the certificate of merger as contemplated in the Merger Agreement and (7) all other matters related to the Transactions (collectively, the “Spinco Designated Transaction Expenses”);

•

any and all out-of-pocket fees and expenses actually incurred or accrued by AT&T or any of its subsidiaries (including any member of the Spinco Group) or on its or their respective behalf or for which it or they are liable in connection with or related to obtaining the prepaid directors’ and officers’ liability insurance policy or policies to be purchased pursuant to the Merger Agreement;

•

any and all set-up costs, fees and expenses with respect to the Separation, including one-time license and set-up fees for software and engaging any third-party consultants to assist with such implementation and initiation;

•

any and all fees and expenses related to the Spinco Debt Financing, including (1) underwriting, upfront, commitment, takedown, placement fees or discounts, underwriting fees or discounts, purchase fees or other similar fees or discounts incurred in connection with the Spinco Debt Financing or any debt securities issued in lieu of the bridge loan facility contemplated in the Commitment Letter, (2) any interest payable with respect to the Spinco Debt Financing funded prior to the Closing Date, (3) any prepayment or redemption premiums with respect to the Spinco Debt Financing funded prior to the Closing Date required to be prepaid or redeemed in the event the Closing does not occur and (4) those related to any reimbursement and indemnification obligations set forth in the Spinco Debt Financing or any related agreement (including (a) any underwriting or purchase agreement and (b) any such fees and expenses paid prior to the Closing);

•	any and all liabilities taken into account in the final net working capital;

•	any and all liabilities to the extent related to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Spinco Group after the Distribution; and

•	any and all liabilities to the extent related to or arising out of any WarnerMedia Asset or the WarnerMedia Business.

The WarnerMedia Liabilities will include the aforementioned liabilities (except that liabilities with respect to taxes are governed exclusively by the Tax Matters Agreement), in each case, regardless of (1) when or where such liabilities arose or arise (whether arising prior to, at or after the Distribution), (2) when, where or against whom such liabilities are asserted or determined or the person that incurred or holds such liabilities (whether asserted or determined prior to, at or after the Distribution), and (3) whether arising from or alleged to arise from negligence, recklessness, violation of law, fraud or misrepresentation by any member of the AT&T Group or Spinco Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, subsidiaries or affiliates.

Excluded Liabilities

The AT&T Group will generally retain or assume any liabilities that are not WarnerMedia Liabilities, which liabilities, including, among other things and subject to certain exceptions, those liabilities described below, are referred to herein as the “Excluded Liabilities”:

•

any and all liabilities that are expressly assumed by or allocated to AT&T or any other member of the AT&T Group pursuant to the Separation Agreement or any Ancillary Agreement (including certain employee liabilities allocated under the Employee Matters Agreement) and all obligations and liabilities of the AT&T Group pursuant to the Separation Agreement or any Ancillary Agreement;

•

any and all liabilities (including under federal and state securities laws) relating to information provided by a member of the AT&T Group regarding AT&T, the AT&T Group and the WarnerMedia Business in the disclosure documents filed with the SEC in connection with the Transactions;

•	any and all liabilities to the extent relating to, arising out of or resulting from the operations of any business conducted by or on behalf of any member of the AT&T Group after the Distribution;

•	any and all liabilities to the extent related to or arising out of any Excluded Asset or the business of the AT&T Group; and

•

any action or proceeding brought by or on behalf of stockholders of AT&T relating to any state laws or fiduciary claims relating to, arising out of or resulting from the Transactions (other than the liabilities specifically allocated to Spinco) or AT&T’s prior acquisition of the WarnerMedia Business.

The Excluded Liabilities will include the above liabilities (except that liabilities with respect to taxes are governed exclusively by the Tax Matters Agreement), in each case, regardless of (1) when or where such liabilities arose or arise (whether arising prior to, at or after the Distribution), (2) when, where or against whom such liabilities are asserted or determined or the person that incurred or holds such liabilities (whether asserted or determined prior to, at or after the Distribution), and (3) whether arising from or alleged to arise from negligence, recklessness, violation of law, fraud or misrepresentation by any member of the AT&T Group or Spinco Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, subsidiaries or affiliates.

Information contained herein with respect to the assets and liabilities of the parties following the Separation is presented based on the allocation of such assets and liabilities pursuant to the Separation Agreement, unless the context otherwise requires. Certain of the liabilities and obligations assumed by one party or for which one party will have an indemnification obligation under the Separation Agreement and the Ancillary Agreements are, and

following the Separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Consents and Delayed Transfers

The Separation Agreement provides that AT&T and Spinco will, until the earlier of (1) 24 months after the Distribution and (2) 36 months after the date of the Separation Agreement, use commercially reasonable efforts to obtain, as promptly as practicable, the required consents, waivers, notices, reports or other filings required for the transfer or assignment of any WarnerMedia Asset or Excluded Asset as contemplated by the Separation Agreement. To the extent that any transfers of assets or assumption of liabilities contemplated by the Separation Agreement (other than Commingled Contracts (as defined below) and Dual-Use Contracts, which are addressed separately in the Separation Agreement) are not completed at or prior to the Distribution, (1) the party retaining any such deferred asset will hold the asset for the use and benefit of the intended recipient party entitled to the asset and use its commercially reasonable efforts to cooperate with the intended recipient party to agree to any reasonable and lawful arrangement designed to provide the intended recipient party with the rights, benefits and control over such asset and (2) the party intended to assume any such deferred liability will pay or reimburse the other party for any amounts paid or incurred by such party in connection with such retained liabilities. The party retaining such asset or liability will, among other things, treat any such asset or liability in the ordinary course of business in accordance with past practice. Once the legal impediment to the transfer of the asset in question is removed, or the necessary consents and/or governmental approvals are obtained, the transfer will be effected pursuant to the terms of the Separation Agreement and/or applicable Ancillary Agreement.

Commingled Contracts and Dual-Use Contracts

The Separation Agreement provides that, subject to specified conditions, with respect to any contract (other than any Dual-Use Contract) to which any member of the AT&T Group is a party and which relates to both the WarnerMedia Business and any business conducted by any member of the AT&T Group (each, a “Commingled Contract”), AT&T will, unless Spinco has already obtained the benefits and burdens of the contracts, until the date that is 24 months after the Distribution, use commercially reasonable efforts to assist Spinco to (1) establish replacement contracts, contract rights, bids, purchase orders or other agreements for such Commingled Contract, (2) assign a portion of the rights and obligations of such Commingled Contract to a member of the Spinco Group to the extent related to the WarnerMedia Business or (3) establish reasonable and lawful arrangements to provide the Spinco Group with rights and obligations under such Commingled Contract to the extent related to the WarnerMedia Business.

The Separation Agreement provides that, subject to specified conditions, with respect to any contract to which a member of the Spinco Group is a party and which is primarily related to the WarnerMedia Business, but also relates to any business conducted by any member of the AT&T Group (each, a “Dual-Use Contract”), Spinco will, unless AT&T has already obtained the benefits and burdens of the contracts, until the date that is 24 months after the Distribution, use commercially reasonable efforts to assist AT&T to (1) establish replacement contracts, contract rights, bids, purchase orders or other agreements for such Dual-Use Contract, (2) assign a portion of the rights and obligations of such Dual-Use Contract to a member of the AT&T Group to the extent related to the business conducted by the AT&T Group or (3) establish reasonable and lawful arrangements to provide the AT&T Group with rights and obligations under such contract to the extent related to their business other than the WarnerMedia Business.

However, AT&T (with respect to Commingled Contracts) and Spinco (with respect to Dual-Use Contracts) make no representation or warranty that any third party will consent to any such assignment or agree to enter into any such contract, contract right, bid, purchase order or other agreement with any member of the Spinco Group on the existing terms of the applicable Commingled Contract or Dual-Use Contract or at all.

Treatment of Intercompany Agreements; Receivables and Payables

The Separation Agreement provides that all contracts, agreements, arrangements, course of dealings or understandings existing on or prior to the Distribution between members of the AT&T Group, on the one hand, and members of the Spinco Group, on the other hand, will be terminated, substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby) as of the Distribution, except for the Transaction Documents, certain specified continuing arrangements and the conveyance, assignment and assumption documentation used to convey, assign or assume any WarnerMedia Assets, WarnerMedia Liabilities, Excluded Assets or Excluded Liabilities in accordance with the terms of the Separation Agreement. The Separation Agreement also provides that all intercompany receivables, payables, loans and balances due between any member of the AT&T Group, on the one hand, and any member of the Spinco Group, on the other hand, as of immediately prior to the Distribution, will be satisfied and/or settled in full by means of a cash payment, dividend, capital contribution, a combination of the foregoing, or otherwise canceled and terminated or extinguished, in each case, substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby) prior to the Distribution.

Guarantees

The Separation Agreement provides that, at or prior to the Distribution or as soon as reasonably practicable thereafter, (1) AT&T will (with the reasonable cooperation of Spinco) use commercially reasonable efforts to have the applicable member of the Spinco Group removed as a guarantor or obligor for any Excluded Liability and substitute a member of the AT&T Group as guarantor or obligor to the fullest extent permitted by applicable law and (2) Spinco will (with the reasonable cooperation of the applicable member of the AT&T Group) use commercially reasonable efforts to have the applicable member of the AT&T Group removed as a guarantor or obligor for any WarnerMedia Liability and substituted by a member of the Spinco Group to the fullest extent permitted by applicable law. Furthermore, each of the parties will use commercially reasonable efforts to replace all credit support instruments issued by any party on behalf of or in favor of any member of the other party’s group or business as promptly as reasonably practicable as of the Distribution. If any party is unable to obtain any required removal from a guarantee or replace the required credit support instruments, such party will indemnify and hold harmless the other party from all losses pursuant thereto.

Special Cash Payment, Payment of the Additional Amount and Post-Closing Adjustments

The Separation Agreement requires that Spinco (1) make, immediately prior to the Distribution, the Special Cash Payment in the amount of approximately $30.0 billion in cash to AT&T, subject to adjustment, including: (a) upwards or downwards adjustment depending on the extent that the actual net working capital of the Spinco Group as of immediately prior to the Distribution is greater or less than, respectively, specified target amounts of net working capital for the Spinco Group as of such time, (b) downwards adjustment to the extent members of the Spinco Group are liable for indebtedness as of immediately prior to the Distribution other than the Spinco Debt Financing, including a downwards adjustment for the $1.6 billion of existing debt already assumed by the Spinco Group as a WarnerMedia Liability, (c) upwards adjustment to reimburse AT&T with respect to Spinco Designated Transaction Expenses incurred or payable by AT&T or paid by Spinco prior to the Closing and (d) increased by certain tax sharing amounts (if any) in respect of distributions in respect of drawing on the bridge facility in lieu of a debt exchange (the “Additional Bridge Funding Tax Liability”) and (2)(a) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (b) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (c) undertake a combination of the actions described in (2)(a) and (2)(b) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment. In addition, there will be a purchase price reduction of approximately $175 million per month accruing after the satisfaction of all regulatory approvals other than the receipt of the IRS Ruling until such IRS Ruling is received.

The Special Cash Payment will be made immediately prior to the Distribution based on estimates of the adjustment items set forth in the preceding paragraph. To the extent the actual amounts in respect of those items differs from the estimates utilized in the calculation of the Special Cash Payment paid immediately prior to the Distribution, the parties will make a subsequent corrective payment following the Closing. In addition to this corrective payment for the Special Cash Payment, there are two other post-Closing adjustments that may be made (1) a payment by either AT&T or WBD to the other based on the aggregate actual (a) marketing expenses of the WarnerMedia Business for the global HBO/HBO Max business and (b) cash programming and production expenditures of the WarnerMedia Business between January 1, 2021 and immediately prior to the Distribution, that is less than or greater than a target threshold, respectively, and (2) a payment by AT&T of any net after-tax cash proceeds received between the date of the Separation Agreement and immediately prior to the Distribution for the sale of any business included in the WarnerMedia Business (subject to specified exceptions). If the parties are unable to agree on such amounts following completion of the Transactions, the Separation Agreement provides that the parties will engage a nationally known independent accounting firm mutually agreed in writing by the parties, which firm shall not be the then regular auditors of, or have any material relationship with, AT&T, Spinco or Discovery to resolve the matters in dispute on a binding basis.

Insurance

Following the Distribution, the members of the Spinco Group and the WarnerMedia Business will no longer be covered under the insurance policies of the AT&T Group, and AT&T retains the right to control such policies. Spinco will be responsible for securing all insurance policies that it considers appropriate for the WarnerMedia Business and the operation thereof by the Spinco Group following the Distribution, and AT&T will reasonably cooperate with Discovery, at Discovery’s request, to facilitate Spinco putting in place any such insurance policies with respect to the WarnerMedia Business following the Distribution. Each member of the Spinco Group will have the right to access occurrence-based coverage (to the extent such coverage exists) under the insurance policies of the AT&T Group for claims asserted after the time at which the Distribution occurs but arising out of an occurrence before the time at which the Distribution occurs, but only to the extent such policies provide for such coverage and without cost to the AT&T Group.

Disclaimer of Representations and Warranties

The Separation Agreement provides that, except as expressly set forth in the Separation Agreement or any Ancillary Agreement, none of Discovery, AT&T or Spinco makes any representation or warranty as to the assets, businesses, information or liabilities transferred or assumed as contemplated by the Separation Agreement or any Ancillary Agreement, as to any consents or governmental approvals required in connection with the Separation Agreement or any Ancillary Agreement, as to the value or freedom from any security interests of, as to non-infringement, validity or enforceability or any other matter concerning, any assets of such party, or as to the absence of any defenses or right of setoff or freedom from counterclaim with respect to any action or other asset, including accounts receivable, of any party, or as to the legal sufficiency of any contribution, assignment, document, certificate or instrument delivered thereunder to convey title to any asset or thing of value upon the execution, delivery and filing thereof. The Separation Agreement provides that, except as may expressly be set forth in the Separation Agreement or any Ancillary Agreement, all assets are being transferred on an “as is,” “where is” and “with all faults” basis (and, in the case of any real property, without any additional liabilities or warranties other than those set forth in the Separation Agreement or the Merger Agreement) and the respective transferees will bear the economic and legal risks that (1) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest or other matter whether or not of record and (2) any necessary consents are not obtained or that any requirements of laws or judgments are not complied with.

Conditions to the Separation

The obligations of AT&T to effect the Separation pursuant to the Separation Agreement are subject to the fulfillment or waiver by AT&T at or prior to the Distribution of each of the following conditions:

•

each of the parties to the Merger Agreement has irrevocably confirmed to each other that each of the conditions to such party’s obligations to effect the Merger has been satisfied, will be satisfied at the time of the Distribution or, subject to applicable laws, is or has been waived by such party; and

•	receipt by AT&T and Spinco of any necessary permits and authorizations under applicable state and federal securities laws in connection with the Distribution.

The Distribution

Following the Separation and pursuant to the Separation Agreement, AT&T will distribute all of the issued and outstanding shares of Spinco common stock to holders of AT&T common stock as of the close of business on the Distribution Date. The Separation Agreement provides that AT&T may elect, in its sole discretion, to effect the Distribution in the form of a pro rata distribution of Spinco common stock to AT&T stockholders or through the Exchange Offer, or a combination of both. If the Exchange Offer is not fully subscribed, it may also be followed by a Clean-Up Spin-Off to AT&T stockholders of the remaining shares of Spinco common stock held by AT&T that were not exchanged in the Exchange Offer. In connection with the Exchange Offer, AT&T will determine, in its sole discretion, the terms of the Exchange Offer, including the number of shares of Spinco common stock that will be offered for each validly tendered share of AT&T common stock and any exchange ratio related thereto (including any discount to the reference price of shares of WBD common stock), the period during which the Exchange Offer will remain open and any extensions thereto, the procedures for the tender and exchange of shares and all other terms and conditions of the Exchange Offer, which terms and conditions will comply with the terms of the Merger Agreement and all securities law requirements applicable to the Exchange Offer and each AT&T stockholder may elect in the Exchange Offer to exchange a number of shares of AT&T common stock held by such AT&T stockholder for shares of Spinco common stock in such quantities, at such an exchange ratio and subject to such other terms and conditions as may be determined by AT&T and set forth in the publicly filed disclosure documents; provided, however, that AT&T will, subject to the satisfaction or waiver of the conditions to the Distribution and the Merger, commence the Exchange Offer as promptly as reasonably practicable and that except to the extent required by applicable law, the maximum number of days that the Exchange Offer may be extended following satisfaction of the conditions to the Closing set forth in Article IX of the Merger Agreement (other than completion of the Transactions contemplated by the Separation Agreement and satisfaction of those conditions to be satisfied as of the Closing Date, provided that such conditions are capable of being satisfied at such date) will be the earlier of (1) 20 business days and (2) the latest date that would permit the Distribution to occur prior to the initial outside date in compliance with all applicable laws. AT&T must advise Discovery of the form of the Distribution at least 30 days prior to the anticipated Distribution Date. To the extent the Exchange Offer is undersubscribed and a Clean-Up Spin-Off is required to distribute any remaining shares of Spinco common stock held by AT&T, the AT&T Board will set the Distribution record date as the time on the Distribution Date immediately following the time at which the validly tendered shares of AT&T common stock are accepted for payment in the Exchange Offer.

This prospectus has been prepared under the assumption that the shares of Spinco common stock will be distributed to AT&T stockholders pursuant to the Exchange Offer. Based on market conditions prior to the Closing, AT&T will determine whether the shares of Spinco common stock will be distributed to AT&T stockholders in a pro rata distribution or the Exchange Offer and a potential Clean-Up Spin-Off, if necessary.

Conditions to the Distribution

The obligations of AT&T to effect the Distribution pursuant to the Separation Agreement are subject to the prior or simultaneous satisfaction, or, to the extent permitted by applicable law, waiver by AT&T in its sole and absolute discretion (other than the condition relating to the Separation, which prior to the termination of the Merger Agreement may not be waived without Discovery’s written consent, which consent will not be unreasonably withheld, conditioned or delayed), of the following conditions:

•	the completion of the Separation substantially in accordance with the terms of the Separation Plan (other than those steps that are expressly contemplated to occur at or after the Distribution);

•

AT&T will have received (1) Spinco Debt Securities that satisfy the Par Exchange Requirement, (2) cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements pursuant to the Merger Agreement or (3) a combination of the foregoing, such that the aggregate principal amount of such Spinco Debt Securities, together with such cash proceeds, will be equal to the Additional Amount;

•	the completion of the Special Cash Payment in accordance with the terms of the Separation Agreement;

•

receipt by the AT&T Board of a solvency opinion from an independent appraisal firm as to (1) the solvency of Spinco and (2) the solvency and surplus of AT&T, in each case after giving effect to the Special Cash Payment, the issuance of the Spinco Debt Securities (if any) and the consummation for the Distribution (with the terms “solvency” and “surplus” having the meanings assigned thereto under Delaware law) (the “Solvency Opinion”); and such Solvency Opinion will be reasonably acceptable to AT&T in form and substance in AT&T’s sole discretion; and such Solvency Opinion will not have been withdrawn or rescinded or modified in any respect adverse to AT&T;

•	the execution and delivery of the Ancillary Agreements by each party thereto;

•

each of the conditions to AT&T’s obligations to effect the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger, so long as such conditions are capable of being satisfied at such time); and

•

Discovery has irrevocably confirmed to AT&T that each of the conditions to Discovery’s obligations to effect the Merger has been satisfied, will be satisfied at the time of the Distribution or, subject to applicable laws, is or has been waived by Discovery.

Mutual Releases; Indemnification

Release of Pre-Distribution Date Claims

Except for (1) the right to enforce the Separation Agreement, the Merger Agreement, any Ancillary Agreement, any continuing arrangements or any agreements, arrangements, commitments or understandings that continue in effect after the Distribution pursuant to the terms of the Separation Agreement, the Merger Agreement or any Ancillary Agreement, (2) as may otherwise be provided in the Separation Agreement, (3) any matter for which an indemnitee is entitled to indemnification pursuant to Article V of the Separation Agreement and (4) certain other specified exceptions, AT&T and Spinco, on behalf of itself and each member of its group, and to the extent permitted by law, on behalf of all persons who at any time prior to the Distribution were stockholders, directors, officers, agents or employees of any member of its respective group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, (a) irrevocably but effective at the time of and conditioned upon the occurrence of the Distribution, and (b) at the time of the Distribution remise, release and forever discharge the other parties and, as applicable, the other members of such other party’s group and their respective successors and all persons who at any time prior to the Distribution were stockholders, directors, officers or employees of any member of such other party’s group (in their capacity as such), in each case, together with their respective heirs, executors, administrators, successors and assigns from any and all liabilities whatsoever, whether at law or in equity, whether arising under any contract, by operation of law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution, including in connection with the Separation, Distribution or any of the other Transactions contemplated under the Separation Agreement and under the Ancillary Agreements; provided, however, that no employee will be remised, released and discharged to the extent that such liability relates to, arises out of or results from intentional misconduct by such employee. The foregoing release includes a release of any rights and benefits conferred by California Civil Code Section 1542 or any similar, comparable or equivalent law of the United States or principle of common law.

General Indemnification

Spinco has agreed to indemnify, defend and hold harmless the members of the AT&T Group and each of their affiliates following the Distribution against all indemnifiable losses to the extent relating to, arising out of or resulting from any of, among other things and except as otherwise specifically set forth in the Separation Agreement, the following:

•	the liabilities expressly assumed by a member of the Spinco Group pursuant to the Separation Agreement, including the WarnerMedia Liabilities;

•	any breach by Spinco of any provision of the Separation Agreement or the Ancillary Agreements; or

•

any guarantee, indemnification or contribution obligation or credit support instrument for the benefit of any member of the Spinco Group by any member of the AT&T Group that survives the Distribution (except to the extent such guarantees relate to an Excluded Liability).

Discovery has agreed to indemnify, defend and hold harmless the members of the AT&T Group and each of their affiliates following the Distribution from and against all indemnifiable losses to the extent such indemnification payments are not made by a member of the Spinco Group.

AT&T has agreed to indemnify, defend and hold harmless the members of the Spinco Group and each of their affiliates following the Distribution from and against all indemnifiable losses to the extent relating to, arising out of or resulting from any of, among other things and except as otherwise specifically set forth in the Separation Agreement, the following:

•	the liabilities expressly assumed by a member of the AT&T Group pursuant to the Separation Agreement, including the Excluded Liabilities;

•	any breach by AT&T of any provision of the Separation Agreement or the Ancillary Agreements; or

•

any guarantee, indemnification or contribution obligation or credit support instrument for the benefit of any member of the AT&T Group by any member of the Spinco Group that survives the Distribution (except to the extent such guarantees relate to an Excluded Liability).

The Separation Agreement also establishes procedures with respect to claims subject to indemnification and related matters. Under the Separation Agreement, each indemnifying party’s indemnification obligations are uncapped and the amount of any indemnifiable loss will be reduced by any insurance proceeds or proceeds from any third party actually recovered by the indemnified party in respect of the indemnifiable loss. An indemnifying party’s indemnification obligations are also not subject to any time limits or deductible or de minimis threshold amounts. Indemnification with respect to taxes is governed by the Tax Matters Agreement.

Termination

Prior to the Distribution, the Separation Agreement will terminate immediately upon termination of the Merger Agreement. After the Distribution, the Separation Agreement may only be terminated by an agreement in writing signed by each of Discovery, AT&T and Spinco. In the event of any termination of the Separation Agreement, no party will have any further liability or further obligation to any other party under the Separation Agreement subject to certain specified exceptions.

Dispute Resolution

The Separation Agreement contains provisions that govern, except as otherwise provided in the Separation Agreement, the resolution of disputes, controversies or claims arising out of or relating to the Separation Agreement or any Ancillary Agreement or the breach, termination or validity thereof. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims first by escalation of the dispute to senior management of the parties before the parties avail themselves of any other remedy. If senior management is unable to resolve a dispute within 30 days, the dispute may be submitted by either party to non-binding mediation in New York, New York with the mediation fees shared equally. If the parties are unable to resolve the dispute by mediation within 45 days of the appointment of the mediator, either party may seek relief in the Delaware courts in accordance with the Separation Agreement.

Other Matters

The Separation Agreement also governs, among other matters, access to financial and other information, receipt by one party of assets properly belonging to another party, confidentiality, access to and provision of witnesses and records, counsel and legal privileges.

DEBT FINANCING

Overview

On May 17, 2021, in connection with the entry into the Separation Agreement and the Merger Agreement, Spinco entered into the Commitment Letter, under which the Commitment Parties committed to provide to Spinco $41.5 billion in aggregate principal amount of senior unsecured bridge term loans (the Bridge Loans) in two tranches, a $31.5 billion tranche (Tranche 1) and a $10.0 billion tranche (Tranche 2), such commitments to be reduced by, among other things, (1) the amount of net cash proceeds received by Spinco (and, following the completion of the Merger, WBD) from certain equity and debt issuances, (2) the amount of net cash proceeds received by Spinco (and, following the completion of the Merger, WBD) from certain non-ordinary course dispositions of assets, (3) term loan commitments under certain qualifying term loan facilities and (4) certain financings in connection with the Securities Exchange. The proceeds of any funded Bridge Loans will be used by Spinco on the Closing Date to finance, in part, the Special Cash Payment and the Additional Amount and to otherwise fund the other Transactions and to pay the related transaction fees and expenses. The commitments under the Commitment Letter are subject to customary closing conditions.

On June 4, 2021, Spinco entered into the Spinco Term Loan Credit Agreement, which reduced the Tranche 2 commitments under the Commitment Letter in the aggregate amount of $10.0 billion to zero. The Tranche 1 commitments under the Commitment Letter in the aggregate amount of $31.5 billion remain in effect as of the date hereof.

On or prior to the Distribution Date, Spinco expects to issue senior unsecured notes in a Rule 144A or other private placement in an aggregate principal amount of up to $31.5 billion (Spinco Notes) which will be used to pay the Special Cash Payment and issue to AT&T the Spinco Debt Securities, which will in turn be used by AT&T to repay certain existing debt pursuant to the Securities Exchange. The Spinco Debt Securities are expected to have a term of at least seven years and to be subject to customary covenants and other terms and conditions that are consistent in all material respects with market practice for comparable issuers.

Following the completion of the Transactions, it is expected that all obligations of Spinco with respect to the Spinco Notes (including the Spinco Debt Securities), the Bridge Loans (if applicable) and the Spinco Term Loan Credit Agreement will be guaranteed by WBD, DCL and Scripps. In addition, following the Merger, by virtue of the fact that Spinco will be a wholly owned subsidiary of WBD, the consolidated indebtedness of WBD and its subsidiaries will include the indebtedness of Spinco.

Upon the completion of the Transactions, the available commitments under the Revolving Credit Agreement may, subject to certain conditions, be increased by $3.5 billion, to an aggregate amount not to exceed $6.0 billion.

As a result of these financing activities, after the completion of the Transactions, WBD’s level of consolidated indebtedness will increase from that of Discovery’s prior to the Transactions. For a discussion of WBD’s liquidity and capital resources after the completion of the Transactions, see “The Transactions— Liquidity and Capital Resources Following the Transactions.”

Spinco Notes

Spinco expects to issue Spinco Notes having an aggregate principal amount of up to $31.5 billion, together with any proceeds of the Bridge Loans in the event Spinco is unable to issue all or any portion of the Spinco Notes at or prior to the Distribution, to finance the Special Cash Payment and the Additional Amount (which is expected to include Spinco Debt Securities) and to make payments in connection with the Transactions. The Spinco Notes would carry an interest rate based on then current market conditions at the time of issuance. AT&T anticipates that the instruments governing the Spinco Notes would contain customary covenants for issuers of comparable creditworthiness. To the extent Spinco does not issue and sell the Spinco Notes in the full amount described above, Spinco expects to incur Bridge Loans on the terms, and subject to the conditions, in the Commitment Letter. The exact terms and interest rate of the Spinco Notes will be subject to market and other conditions. There can be no assurance if or when Spinco will issue the Spinco Notes and the terms of such securities. The Spinco Debt Securities issued to AT&T and the Spinco Notes issued to finance the Special Cash Payment may be fungible.

Spinco Debt Securities

The Merger Agreement and the Separation Agreement contemplate the issuance of the Spinco Debt Securities by Spinco to AT&T prior to the Distribution Date. The Spinco Debt Securities are expected to have a bullet maturity and a maturity date of not less than seven years. It is currently expected that Spinco will issue approximately $13.0 billion in aggregate principal amount of Spinco Debt Securities, subject to adjustment. In addition, the Spinco Debt Securities are expected to be guaranteed by at least the same entities that guarantee other securities issued by Spinco as part of the Permanent Financing (or, if no Permanent Financing is issued, the entities that guarantee the Spinco Financing) and the covenants and all other terms (other than interest rate, discount and call protection) in the Spinco Debt Securities are expected to be consistent in all material respects with other securities issued by Spinco as part of the Permanent Financing (or, if no Permanent Financing is issued, existing securities of Discovery). After the completion of the Merger, the Spinco Debt Securities are also expected to be guaranteed by WBD, DCL and Scripps. Other terms of the Spinco Debt Securities will be established in accordance with the terms of the Merger Agreement and the Separation Agreement. If the Securities Exchange is completed, the Spinco Debt Securities may be exchanged by AT&T on or about the Closing Date with one or more investment banks in exchange for certain debt obligations of AT&T. See “The Merger Agreement—Financing.”

Securities Exchange

AT&T expects to transfer the Spinco Debt Securities prior to the Closing Date to one or more investment banks in exchange for (and in retirement of) certain loan(s) to be made to AT&T in an amount (approximately $13.0 billion, subject to adjustment) based upon the anticipated amount of Spinco Debt Securities to be issued by Spinco. The Spinco Debt Securities are expected to be sold by the investment bank or its affiliate, to third-party investors.

Bridge Loans

Pursuant to the Commitment Letter, the Commitment Parties agreed to provide Spinco with $41.5 billion in aggregate principal amount of senior unsecured bridge term loans. On June 4, 2021, Spinco entered into the Spinco Term Loan Credit Agreement, which reduced the Tranche 2 commitments under the Commitment Letter in the aggregate amount of $10.0 billion to zero. The Tranche 1 commitments under the Commitment Letter in the aggregate amount of $31.5  billion remain in effect as of the date hereof.

Spinco Term Loan Credit Agreement

On June 4, 2021, Spinco entered into a $10.0 billion term loan credit agreement (the “Spinco Term Loan Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders.

In the event loans are made under the Spinco Term Loan Credit Agreement, those loans would be used solely to finance a portion of the cash distribution by Spinco to AT&T in connection with the Transactions.

Under the Spinco Term Loan Credit Agreement, there are two tranches (“TL Tranche 1” and “TL Tranche 2”) of commitments in an aggregate principal amount of $3.0 billion and $7.0 billion, respectively.

The obligations of Spinco under the Spinco Term Loan Credit Agreement are unsecured. Following the completion of the Transactions, it is expected that the obligations of Spinco will also be guaranteed by WBD, DCL and Scripps.

The commitment of the lenders under the Spinco Term Loan Credit Agreement to provide loans will terminate on the earliest of (1) the termination of the Merger Agreement in accordance with its terms, (2) July 15, 2023, (3) the consummation of the Distribution with or without the funding of the loans under the Spinco Term Loan Credit Agreement (after giving effect to any such loans funded) and (4) the date of termination in full of the TL Tranche 1 commitments and TL Tranche 2 commitments pursuant to the terms of the Spinco Term Loan Credit Agreement (the period from June 4, 2021 to such termination date, the “Availability Period”).

Loans will bear interest, at Spinco’s option, either:

•

at a variable annual rate equal to: (1) the highest of (a) 0.5% per annum above the federal funds rate, (b) the prime rate quoted by The Wall Street Journal and (c) the London interbank offered rate applicable to dollars for an interest period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the Spinco Term Loan Credit Agreement (the “Applicable Margin for Base Rate Advances”); or

•

at a rate equal to: (i) the London interbank offered rate applicable to dollars for an interest period of one, three or six months, as applicable (the “LIBO Screen Rate”), or, if the LIBO Screen Rate is not available, an interpolated rate determined by the agent pursuant to the Spinco Term Loan Credit Agreement (the “LIBO Interpolated Rate” and, together with the LIBO Screen Rate, as applicable, the “LIBO Rate”) for the applicable interest period, plus (ii) an applicable margin, as set forth in the Spinco Term Loan Credit Agreement (the “Applicable Margin for Eurocurrency Rate Advances” and, together with the Applicable Margin for Base Rate Advances, the “Applicable Margin”).

The Applicable Margin for Eurocurrency Rate Advances of the TL Tranche 1 loans will range from 0.750% to 1.500% per annum depending on the senior unsecured long-term debt ratings of (1) prior to completion of the Transactions, Spinco and (2) following the completion of the Transactions, Discovery (the “Debt Ratings”). The Applicable Margin for Eurocurrency Rate Advances of the TL Tranche 2 loans will range from 0.875% to 1.625% per annum depending on the Debt Ratings. The Applicable Margin for Base Rate Advances will be equal to the greater of (x) 0.00% and (y) the relevant Applicable Margin for Eurocurrency Rate Advances minus 1.00% per annum, depending on the Debt Ratings.

Commencing on August 15, 2021, Spinco also pays a ticking fee (“Ticking Fee”) that ranges from 0.075% to 0.275% of the commitment amount per annum, depending on the Debt Ratings, until the end of the Availability Period.

In the event the Debt Ratings are split by S&P and Moody’s, then the Applicable Margin and Ticking Fee (collectively, the “Applicable Rates”) will be determined by the higher of the two ratings, except that in the event the lower of such ratings is more than one level below the higher of such ratings, then the Applicable Rates will be determined based on the level that is one level below the higher of such ratings. In the event that Spinco has only one Debt Rating from S&P or Moody’s, the Applicable Rates will be based on the level that is one level lower than that of such Debt Rating.

The availability of loans under the Spinco Term Loan Credit Agreement is conditioned on the following (the first date all the following conditions are satisfied or waived, the “Spinco Term Loan Closing Date”):

•

the delivery of an officer’s certificate from Spinco certifying that the conditions to certain of the Transactions set forth in the Merger Agreement and the Separation Agreement, in each case, other than such conditions that by their nature are to be satisfied upon the closing of such transaction, have been satisfied or waived or are expected to be satisfied and waived on the Spinco Term Loan Closing Date or one business day thereafter;

•	the absence of a material adverse effect on Discovery;

•	payment of fees and expenses due under the Spinco Term Loan Credit Agreement;

•	delivery of certain historical and pro forma financial information of the Spinco Group and Discovery;

•	certain specified representations and warranties under the Spinco Term Loan Credit Agreement and the Merger Agreement being true and correct in all material respects; and

•	certain customary documentation requirements.

The outstanding aggregate principal amount of any TL Tranche 1 loans made to Spinco will be due and payable 18 months after the Spinco Term Loan Closing Date. The outstanding aggregate principal amount of any TL Tranche 2 loans made to Spinco will be due and payable 3 years after the Spinco Term Loan Closing Date.

The Spinco Term Loan Credit Agreement contains certain representations and warranties and covenants, including limitations on liens, investments, indebtedness, dispositions, transactions with affiliates, dividends and other restricted payments and certain burdensome agreements and financial maintenance covenants providing that Discovery will be required to maintain (commencing with the last day of the first full fiscal quarter following the Spinco Term Loan Closing Date) (i) a Consolidated Interest Coverage Ratio (as defined in the Spinco Term Loan Credit Agreement) of no less than 3.00 to 1.00 and (ii) a Consolidated Leverage Ratio (as defined in the Spinco Term Loan Credit Agreement) of (a) from and after the last day of the first full fiscal quarter following the Spinco Term Loan Closing Date to the Measurement Period (as defined the Spinco Term Loan Credit Agreement) ending on the last day of the first full fiscal quarter after the first anniversary of the Spinco Term Loan Closing Date, no more than 5.75 to 1.00, (b) from and after the Measurement Period ending on the last day of the first full fiscal quarter after the first anniversary of the Spinco Term Loan Closing Date to the Measurement Period ending on the last day of the first full quarter after the second anniversary of the Spinco Term Loan Closing Date, 5.00 to 1.00 and (c) thereafter, 4.50 to 1.00.

Events of default under the Spinco Term Loan Credit Agreement, which, if occurring after the loans are made, would result in the acceleration of or permit the lenders to accelerate, as applicable, required payment under the Spinco Term Loan Credit Agreement, include, among others, nonpayment of principal, interest or other amounts, failure to perform covenants, inaccuracy of representations or warranties in any material respect, cross-defaults with other material indebtedness, certain undischarged judgments, the occurrence of certain ERISA or bankruptcy or insolvency events, inability to pay debts or attachments or the occurrence of a Change in Control (as defined in the Spinco Term Loan Credit Agreement) or a material provision of the Spinco Term Loan Credit Agreement ceases to be in effect.

Prior to the Spinco Term Loan Closing Date, only a bankruptcy or insolvency event of default with respect to Spinco would permit the lenders to terminate their commitments under the Spinco Term Loan Credit Agreement.

Revolving Credit Agreement

On June 9, 2021, DCL entered into a multicurrency revolving credit agreement (as amended on July 31, 2021, the “Revolving Credit Agreement”) among DCL, certain wholly owned subsidiaries of DCL (each a “Designated Revolving Borrower” and, together with DCL, the “Revolving Borrowers”), Discovery, as facility guarantor, Scripps, as subsidiary guarantor, the lenders from time to time party thereto (the “Revolving Lenders”) and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer. The Revolving Credit Agreement replaced the former $2.5 billion credit agreement, dated February 4, 2016 as amended, among DCL, Discovery, certain lenders from time to time party thereto, and Bank of America, N.A., as administrative agent.

The Revolving Credit Agreement provides for a senior unsecured revolving credit facility (the “Revolving Credit Facility”) with initial commitments of $2.5 billion. Upon the completion of the Transactions, the available commitments under the facility may, subject to certain conditions, be increased by $3.5 billion, to an aggregate amount not to exceed $6.0 billion. The Revolving Credit Agreement includes a $150.0 million sublimit for the issuance of standby letters of credit. Under the Revolving Credit Agreement, DCL may also request an additional increase of the commitments from time to time up to an aggregate additional $1.0 billion from lenders, who may elect to make such increase available, upon the satisfaction of certain conditions.

The obligations of the Revolving Borrowers under the Revolving Credit Agreement are unsecured and are guaranteed by Discovery and Scripps. Following the completion of the Transactions, the obligations of the Revolving Borrowers will also be guaranteed by Spinco. Proceeds from the Revolving Credit Agreement may be used to repay all obligations outstanding under the former $2.5 billion credit agreement and for other general corporate purposes. The Revolving Credit Agreement permits the Revolving Borrowers to borrow under two separate tranches in U.S. dollars, certain specified foreign currencies and each other currency that may be approved in accordance with the Revolving Credit Agreement.

Loans under the Revolving Credit Agreement will bear interest based on a floating rate (which may be the London Interbank Offered Rate, referred to as LIBOR, the base rate, the Euro Interbank Offered Rate, referred to as EURIBOR, the Tokyo Interbank Offered Rate, referred to as TIBOR or the Sterling Overnight Interbank Average Rate, referred to as SONIA, based on the applicable currency of borrowing) plus a margin. The margin for dollar-based LIBOR loans will range from 77.5 basis points to 135.0 basis points based on Discovery’s debt ratings from time to time. In addition, DCL has agreed to pay to the Revolving Lenders a facility fee, quarterly in arrears, on the aggregate commitments that ranges from 10.0 basis points to 27.5 basis points based on Discovery’s debt ratings from time to time.

The Revolving Credit Facility will be available on a revolving basis until June 9, 2026, with an option to extend maturity by an additional 364 days (which option may be exercised twice) subject to lender consent and certain other customary conditions. The Revolving Borrowers may optionally repay the loans or irrevocably reduce or terminate the unutilized portion of the commitments under the Revolving Credit Facility, in whole or in part, without premium or penalty at any time.

The Revolving Credit Agreement contains customary representations and warranties as well as affirmative and negative covenants. Negative covenants include, among others, with respect to DCL, Scripps and their subsidiaries, and, following the completion of the Transactions, the Spinco Group, limitations on liens, investments, indebtedness, dispositions, transactions with affiliates, dividends and restricted payments and certain burdensome agreements. Such entities as well as Discovery are also subject to a limitation on mergers and disposition of all or substantially all of their respective assets. The Revolving Credit Agreement contains customary events of default, including, among others, the occurrence of a Change in Control (as defined in the Revolving Credit Agreement).

The Revolving Credit Agreement also requires DCL to maintain a Consolidated Interest Coverage Ratio (as defined in the Revolving Credit Agreement) of no less than 3:00 to 1:00 and a Consolidated Leverage Ratio (as defined in the Revolving Credit Agreement) of no more than (1) from and after the last day of the first full fiscal quarter following June 9, 2021 to, but not including, the Measurement Period (as defined in the Revolving Credit Agreement) ending on the last day of the first fiscal quarter following the Closing Date (as defined in the Revolving Credit Agreement), 4.50 to 1:00, (2) from and after the Measurement Period ending on the last day of the first fiscal quarter following the Closing Date to, but not including, the Measurement Period ending on the last day of the first full fiscal quarter after the first anniversary of the Closing Date, no more than 5.75 to 1.00, (3) from and after the Measurement Period ending on the last day of the full fiscal quarter after the first anniversary of the Closing Date to, but not including, the Measurement Period ending on the last day of the first full quarter after the second anniversary of the Closing Date, 5.00 to 1.00, and (4) thereafter, 4.50 to 1.00.

OTHER AGREEMENTS RELATED TO THE TRANSACTIONS

Malone Voting Agreement

In connection with entering into the Merger Agreement, Discovery, AT&T and Spinco entered into the Malone Voting Agreement with Dr. Malone and certain affiliates of Dr. Malone, who collectively hold approximately         % of the issued and outstanding shares of Discovery Series A common stock and approximately         % of the issued and outstanding shares of Discovery Series B common stock, which is approximately         % of the aggregate voting power of the shares of Discovery voting stock as of the Discovery record date. The Malone Voting Agreement, among other things, requires that Dr. Malone and his affiliates vote their shares of Discovery Series A common stock and Discovery Series B common stock in favor of the Charter Amendment proposals and the Share Issuance proposal. The Malone Voting Agreement is attached to this prospectus as Annex C and is incorporated by reference herein.

A/N Voting Agreement

In connection with entering into the Merger Agreement, Discovery, AT&T and Spinco entered into the A/N Voting Agreement with Advance/Newhouse, which holds all of the issued and outstanding shares of Discovery Series A-1 preferred stock, which is approximately         % of the aggregate voting power of the shares of Discovery voting stock as of the Discovery record date, and all of the issued and outstanding shares of Discovery Series C-1 preferred stock. The A/N Voting Agreement requires that Advance/Newhouse vote its shares of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock in favor of the Charter Amendment proposals and the Share Issuance proposal. The A/N Voting Agreement is attached to this prospectus as Annex D and is incorporated by reference herein.

Consent Agreement

In connection with entering into the Merger Agreement, Discovery entered into the Consent Agreement with Advance/Newhouse. Pursuant to the terms of the Consent Agreement, Advance/Newhouse agreed to deliver an irrevocable written consent to Discovery consenting to, approving and adopting the Merger Agreement and any actions required thereby. The Consent was delivered in accordance with the affirmative vote or written consent required pursuant to the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock of Discovery for any Special A-1 Class Vote Matter (as such term is defined therein). As part of the Consent Agreement, Discovery and Advance/Newhouse also agreed, among other things, that Discovery will designate Steven A. Miron and Steven O. Newhouse as directors of WBD following the Closing pursuant to the Merger Agreement in the class of directors whose terms will expire on WBD’s third annual meeting of stockholders following the effective time of the Merger and that Discovery and Advance/Newhouse will enter into a registration rights agreement on customary terms to be effective following the completion of the Merger. Advance/Newhouse delivered the Consent concurrently with the execution of the Consent Agreement and the Merger Agreement. The Consent Agreement is attached to this prospectus as Annex E and is incorporated by reference herein.

Employee Matters Agreement

In connection with the Transactions, Discovery, Spinco and AT&T have entered into the Employee Matters Agreement, which establishes the obligations of Discovery, Spinco and AT&T with respect to the liabilities associated with current and former employees of the WarnerMedia Business and the covenants of the parties with respect to the employment and compensation of such individuals in the context of the Transactions.

This summary is qualified by reference to the complete text of the Employee Matters Agreement, which is incorporated by reference into this prospectus and is filed as an exhibit to the registration statement of which this prospectus forms a part.

General Allocation of Liabilities

The Employee Matters Agreement generally provides that, except as otherwise provided in the Employee Matters Agreement, (1) AT&T will retain responsibility for the employee benefits plans and programs maintained by the AT&T Group, including the AT&T/WarnerMedia Pension Benefit Plan, and employment-related liabilities associated with AT&T employees and (2) Discovery will assume responsibility for the benefit plans and programs that are sponsored or maintained by the Spinco Group and employment-related liabilities associated with Spinco Employees.

Service Recognition

Under the Employee Matters Agreement, Spinco will give each individual who, immediately following the Distribution Date, is a Spinco Employee, a former Spinco Employee or a beneficiary, dependent or alternate payee of any of the foregoing (a “Spinco Participant”) full credit for purposes of eligibility, vesting, determination of level of benefits, and, to the extent applicable, benefit accruals under any Spinco plan for such Spinco Participant’s service with any member of the AT&T Group or Spinco Group prior to the Distribution Date to the same extent such service was recognized by the corresponding AT&T plans immediately prior to the Distribution Date; provided, however, that such service will not be recognized to the extent that such recognition would result in the duplication of benefits.

Post-Distribution Compensation and Benefits

Under the Employee Matters Agreement, Discovery or Spinco will provide each Spinco Employee who continues in employment (other than any such employee covered by a labor agreement) with base salary or wage, target annual cash bonus, target long-term incentives and employees benefits, in each case, no less favorable than those opportunities and benefits provided prior to the Closing, until the end of the calendar year following the year in which the Closing occurs (the “Continuation Period”), except that if the Closing occurs in 2023 and prior to March 31, 2023, the Continuation Period with respect to employee benefits will end December 31, 2023 and with respect to base salary or wages and incentive compensation, the Continuation Period will be no less than one year following the Distribution. In addition, any Spinco Employee whose employment is involuntarily terminated by Discovery or the Spinco Group within two years of the Closing will be entitled to receive at least the same severance benefits that such individual would have received immediately prior to the Closing. Generally, Spinco will be responsible for any severance, separation pay, salary continuation or similar benefits payable to any Spinco Employee as a result of a termination following the Distribution.

For current or former Spinco Employees covered by a Spinco labor agreement, the Spinco Group will provide compensation and benefits to each such employee in accordance with the terms of the applicable agreement.

Treatment of Pension and Retirement Savings Plans

The Employee Matters Agreement provides that as of the Distribution Date, AT&T will retain all assets and liabilities related to current and former Spinco Employees under the AT&T/WarnerMedia Pension Benefit Plan.

Effective as of the Distribution Date, the Spinco Group will establish a defined contribution savings plan that satisfies the requirements of applicable law (the “Spinco U.S. Savings Plan”) and that will accept a transfer of the full account balances (including outstanding loans) of current and former Spinco Employees under the AT&T Retirement Savings Plan. In consideration of the transfer of such account balances, Spinco and the Spinco U.S. Savings Plan will assume all obligations with respect to account balances of the Spinco participants under the AT&T Retirement Savings Plan.

Additionally, effective no later than the Distribution Date, AT&T will transfer the TTT West Coast, Inc. 401(k) Retirement Savings Plan and the WarnerMedia Employee Supplemental Savings Plan to Spinco, with Spinco assuming responsibility for all liabilities under each plan.

Health and Welfare Benefits

The Employee Matters Agreement provides that, effective as of the Distribution Date, Spinco will adopt certain health and welfare plans for the benefit of eligible Spinco Employees and their dependents and beneficiaries, including a flexible spending accounts plan with features that are comparable to those contained in AT&T’s flexible spending accounts plan in which Spinco Employees participated.

Additionally, the Employee Matters Agreement provides that, for three years following the Distribution, the Spinco Group will provide eligible Spinco Employees and former Spinco Employees with retiree or post-employment medical, dental, vision or other welfare benefits that are substantially similar to those provided by AT&T prior to the Distribution unless those employees met the age and service eligibility requirements under the analogous AT&T 401(k) Plans prior to the Distribution, in which case AT&T will retain the liabilities for such employees.

Generally, AT&T will retain all liabilities under all AT&T health and welfare plans that are not, after the Distribution, sponsored or maintained by the Spinco Group to the extent that such liabilities relate to claims which have been incurred on or prior to the Distribution.

Time-Off Benefits

The Employee Matters Agreement provides, that following the Distribution, Spinco will retain all liabilities for earned but unused vacation time, sick time and other time-off benefits of Spinco Employees through the Distribution and that such benefits will not be taken away if not subject to forfeiture under the plan pursuant to which they were earned.

Equity-Based Awards

Under the terms of the Employee Matters Agreement, AT&T equity-based awards that were granted to Spinco Employees prior to May 17, 2021 and are vested and outstanding as of the Closing will remain AT&T equity-based awards and may be adjusted as appropriate in accordance with the terms of the applicable plans to reflect the Distribution. AT&T equity-based awards that were granted to Spinco Employees prior to May 17, 2021 that are outstanding and unvested as of the Closing will be forfeited and replaced with WBD equity-based awards based on the Discovery equity adjustment ratio having substantially the same terms and conditions. AT&T equity-based awards that are granted to Spinco Employees after May 17, 2021 and are outstanding as of the Closing will convert to WBD equity-based awards based on the Discovery equity adjustment ratio and otherwise be subject to the same terms and conditions. AT&T equity-based awards held by current and former employees of AT&T who will not become Spinco Employees will remain AT&T equity-based awards and may be adjusted as appropriate in accordance with the terms of the applicable plans to reflect the Distribution. Additional information regarding the treatment of equity-based awards held by Spinco and AT&T employees is set forth in “The Transactions—Effects of the Distribution and the Merger on Outstanding AT&T Equity-Based Awards.”

Cash Incentive Awards

Effective as of the Distribution Date, Spinco will be responsible for all liabilities relating to any annual bonus, commission, short- and long-term cash incentive and retention bonus awards, or portion of any such incentive awards, that any current or former Spinco Employee is eligible to receive with respect to the calendar year in which the Distribution occurs.

Individual Arrangements

Spinco will have full responsibility for certain liabilities or obligations relating to employment, separation, severance, consulting, non-competition, retention or other compensatory arrangements previously provided by any member of the Spinco Group or AT&T Group to current and former Spinco Employees (including their eligible beneficiaries, dependents or alternate payees), and as of the Distribution Date, Discovery will assume any such individual agreements with Spinco Employees to the extent necessary pursuant to their terms. AT&T will have full responsibility for certain liabilities or obligations relating to employment, separation, severance, consulting, non-competition, retention or other compensatory arrangements previously provided by any member of the Spinco Group or AT&T Group to current and former AT&T employees (including their eligible beneficiaries, dependents or alternate payees).

Restrictive Covenants

Effective as of the Distribution Date, Discovery will enjoy all the rights and benefits of pre-existing AT&T agreements with Spinco Employees which contain restrictive covenants, including confidentiality, non-competition and non-solicitation provisions, with respect to the WarnerMedia Business. Additionally, AT&T and its affiliates will be restricted from enforcing such restrictive covenants against any Spinco Employee or entity, to the extent such Spinco Employee’s actions are in furtherance of the WarnerMedia Business.

Tax Matters Agreement

In connection with the Transactions, AT&T, Spinco and Discovery have entered into the Tax Matters Agreement which governs the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, taxes, if any, incurred as a result of any failure of the Distribution, the Merger, or certain related Transactions to qualify as tax-free for U.S. federal income tax purposes, and the apportionment of tax attributes. The Tax Matters Agreement also sets forth the obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters. This summary is qualified by reference to the complete text of the Tax Matters Agreement, which is incorporated by reference into this prospectus and is filed as an exhibit to the registration statement of which this prospectus forms a part.

In general, the Tax Matters Agreement governs the rights, responsibilities and obligations of AT&T, on the one hand, and Spinco and Discovery, on the other hand, after the Distribution with respect to taxes for both pre-Distribution and post-Distribution periods. Under the Tax Matters Agreement, subject to certain exceptions, AT&T is generally responsible for taxes attributable to Spinco that relate to the time period during which AT&T owned the WarnerMedia Business, and Discovery is generally responsible for taxes attributable to Spinco that relate to (1) the time period prior to which AT&T acquired the WarnerMedia Business or (2) a post-Distribution period. Furthermore, AT&T is generally responsible for taxes arising with respect to the failure of the Distribution, the Merger, or certain related Transactions to qualify as tax-free transactions, except in certain cases where such taxes are attributable to a breach of certain representations, warranties or covenants made by Discovery (or by Spinco solely to the extent relating to any tax period beginning after the Merger) or to certain actions or omissions by Discovery (described in further detail below).

Under the Tax Matters Agreement, AT&T, Spinco and Discovery will work together to structure the Separation and related transactions to minimize the extent to which the Separation, the Distribution, the Merger and certain related transactions are structured through taxable transactions. However, in the event that AT&T determines in its reasonable discretion that the Separation or certain related transactions cannot be structured in a tax-free manner (in whole or in part), AT&T shall have the right to structure such transaction or transactions so that, to the maximum extent possible, any taxable transaction gives rise to an increase in tax basis that is expected to result in tax benefits under the TRA (as defined below).

In addition, the Tax Matters Agreement generally prohibits AT&T, Spinco and Discovery and their respective subsidiaries from taking certain actions that could cause the Distribution, the Merger, or certain related

Transactions to fail to qualify as tax-free transactions. Among other things, subject to certain exceptions, for a two-year period following the Distribution Date, the Discovery Group may not:

•

enter into any transaction or series of transactions as a result of which one or more persons would (directly or indirectly) acquire an amount of stock of Spinco or WBD that, when combined with certain other changes in ownership of stock in Spinco or WBD (including the Merger), would equal or exceed 45% of the outstanding stock of Spinco or WBD, as applicable, by vote or value;

•	merge or consolidate WBD with any other person, unless WBD is the survivor of the merger or consolidation;

•	fail to be actively engaged in the conduct of the active trade or business described in the IRS Ruling;

•	sell or otherwise dispose of more than 35% of the gross assets of Spinco and its subsidiaries or more than 35% of the gross assets of the WarnerMedia Business;

•	redeem or repurchase any stock of WBD, other than in certain open-market or similar transactions;

•	take any action affecting the voting rights of the stock of WBD;

•	liquidate or partially liquidate Spinco for U.S. federal income tax purposes;

•	merge Spinco with any other person, unless Spinco is the survivor of the merger;

•

take any action or actions that, individually or in the aggregate, would be reasonably likely to result in one or more persons acquiring stock, directly or indirectly, representing a 50% or greater interest in Spinco or to adversely affect the tax-free status of the Distribution, the Merger, or certain related Transactions; or

•	adopt a plan or enter into any agreement to do any of foregoing.

The Tax Matters Agreement further restricts, subject to certain exceptions, the Discovery Group from (1) prepaying, paying down, redeeming or otherwise acquiring any of the Spinco Debt Securities issued to AT&T in connection with the Distribution within five years of issuance or (2) refinancing or assuming the Spinco Debt Financing within 90 days after the Distribution.

If the Discovery Group intends to take any action that is otherwise prohibited by the Tax Matters Agreement (as described above), prior to taking such action WBD is required to (1) obtain a favorable IRS ruling or an unqualified tax opinion, in each case, reasonably satisfactory to AT&T to the effect that such action will not affect the tax-free status of the Distribution, the Merger, or such related Transactions (and AT&T will be required to cooperate in good faith in connection with WBD’s efforts to obtain such IRS ruling or unqualified tax opinion) or (2) receive from AT&T a written waiver of the requirement to obtain such IRS ruling or unqualified tax opinion. If the Discovery Group takes any of the actions described above and such actions result in indemnifiable tax-related losses (e.g., increased taxes, penalties and interest) under the Tax Matters Agreement, the Discovery Group generally is required to indemnify AT&T for such tax-related losses, without regard to whether WBD obtained an IRS ruling or an unqualified tax opinion or received AT&T’s prior written consent to take such action. The indemnity obligations of AT&T, Spinco, Discovery and any of their respective subsidiaries under the Tax Matters Agreement are not subject to a cap.

Pursuant to the Tax Receivable Annex to the Tax Matters Agreement (the “TRA”), AT&T generally will be entitled to a payment equal to 85 percent of the income tax benefit realized by WBD, calculated on a “with and without basis,” attributable to increases in tax basis resulting from (1) any transaction undertaken pursuant to the steps of the internal separation transactions (other than basis step-ups arising from certain adjustments or amendments after the tax return is filed for the tax period in which the relevant transaction occurs), (2) certain transactions that generate any income tax on gain recognized by AT&T as a result of the debt financing undertaken by Spinco in connection with the Transactions, except to the extent that WBD is responsible for the relevant tax liability under the Merger Agreement and the Separation Agreement (generally, 50 percent of tax liability up to $4.0 billion), and (3) the unlikely event that the Distribution fails to qualify as a tax-free transaction, including from a protective Section 336(e) election to be filed by the parties with respect to the Distribution, except to the extent that WBD is responsible for the related tax liability under the Tax Matters Agreement; provided the tax basis step-ups described in clauses (1)-(3) above are deemed to be zero unless the aggregate amount of such basis step-ups exceeds $700.0 million (in which case the entire amount of basis step-up is covered by the TRA without regard to the $700.0 million threshold). WBD’s obligation to pay such amounts may be accelerated upon the occurrence of certain specified events, including breaches by WBD of its material obligations under the TRA. In the event WBD’s obligation to pay such amounts is so accelerated, the calculation of WBD’s liability under the TRA will be subject to several valuation assumptions, including (i) in each taxable period ending on or after such date, WBD will generate an amount of taxable income sufficient to fully use all tax benefits covered under the TRA in the taxable period in which such benefits become available, (ii) the benefits for such taxable period or future taxable periods will be determined based on the tax laws in effect on the date on which the event occurs accelerating WBD’s obligation to pay such amounts, (iii) any assets that are neither amortizable nor depreciable will not be treated as giving rise to a tax benefit (although, in certain cases, tax benefits realized with respect to such assets after the acceleration but before final termination may continue to give rise to required payments under the TRA) and (iv) any net operating loss or other carryovers will be recoverable ratably until their expiration date or, if such carryovers do not have an expiration date, over the 15-year period after such carryovers were generated. The TRA will terminate on the earlier of (1) the time that all payments required to be made under the TRA have been made to AT&T or (2) the last day of the first taxable year that ends 15 years following the effective date of the Merger, unless WBD makes an early termination payment pursuant to the terms of the TRA.

The Tax Matters Agreement is binding on and will inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement.

Transition Services Agreement

In connection with completion of the Merger, AT&T and WBD will enter into a Transition Services Agreement pursuant to which it is intended that AT&T will, for a certain period of time, provide Spinco services reasonably necessary in order for the WarnerMedia Business to operate in substantially the same manner in which it operated in the 12-month period immediately prior to the completion of the Merger. To the extent any services reasonably necessary to conduct AT&T’s business are identified prior to the completion of the Merger, upon AT&T’s request, WBD will provide such services to AT&T pursuant to the TSA. The scope of services to be provided under the TSA, and the applicable term and fees for each such service, will be set forth in the TSA schedules, which will be negotiated in good faith and finalized prior to the completion of the Merger. The fees for the TSA services will be no greater than at fully-loaded cost without a profit margin (including employee costs related thereto) and including any additional reasonable, documented out-of-pocket costs or expenses incurred by the service provider and directly related to the provision of such service.

Intellectual Property Matters Agreement

Pursuant to the Separation Agreement, AT&T and Spinco and certain of their affiliates will enter into an Intellectual Property Matters Agreement, effective as of the Distribution Date, pursuant to which AT&T and Spinco and certain of their affiliates will grant each other non-exclusive, royalty-free, irrevocable and perpetual cross-licenses to use (1) technology owned by or, to the extent sublicensable, licensed to either AT&T or Spinco, and used in the other party’s business in the 12-month period prior to the Distribution Date, in substantially the same manner as such technology was used prior to the Distribution Date and (2) certain scheduled patents for which the named inventors include at least one Spinco Group employee and one AT&T Group employee, and the relevant invention was conceived or reduced to practice during such employees’ period of employment, for any and all purposes. The technology licensed under the IPMA will be specifically identified on a schedule to the extent reasonably practicable. AT&T and Spinco and certain of their affiliates will also grant each other non-exclusive licenses to use certain trademarks owned by either party and used or displayed in the other party’s business as of the Distribution Date for a transitional period of up to 60 days (or such longer period of up to 120 days as may be negotiated by the parties) and in the same manner as used immediately prior to the Distribution Date. In addition, AT&T and Spinco agree to undertake good-faith rebranding efforts for their respective businesses during such transitional period.

Data Rights Agreement

Prior to the Separation Date, AT&T and Spinco will enter into a Data Rights Agreement governing each party’s rights to access and process any data that was processed in the operation of both of AT&T’s business and the WarnerMedia Business between June 14, 2018 and the Separation Date in a manner intended to provide continuity following the Separation Date with respect to permitted access to and use of such data. The terms of the Data Rights Agreement will also allocate, as between AT&T and Spinco, ownership and control of data processed in the operation of AT&T’s business or the WarnerMedia Business, on the basis that any such data first collected or processed by Spinco and primarily related to the WarnerMedia Business will be owned by Spinco, and any such data first collected or processed by AT&T and primarily related to AT&T’s business will be owned by AT&T.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following are the material U.S. federal income tax consequences of the Distribution and the Merger to U.S. Holders (as defined below) of AT&T common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this prospectus, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of AT&T common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion assumes that U.S. Holders of AT&T common stock hold such stock as a capital asset for tax purposes (generally, assets held for investment). It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances or to a U.S. Holder subject to special rules, such as:

•	a financial institution, regulated investment company, real estate investment trust, or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities, commodities or foreign currencies;

•	a stockholder that holds AT&T common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

•	a stockholder that holds AT&T common stock in a tax-deferred account, such as an individual retirement account or a plan qualifying under Section 401(k) of the Code; or

•	a stockholder that acquired AT&T common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds AT&T common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding AT&T common stock should consult its own tax advisor.

This discussion of material U.S. federal income tax consequences does not address all potential U.S. federal income tax consequences of the Distribution and the Merger, including consequences that may depend on individual circumstances. In addition, it does not address any estate, gift or other non-income tax consequences, any tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax or any foreign, state or local tax consequences of the Distribution and the Merger. Each holder of AT&T common stock should consult its own tax advisor as to the particular U.S. federal, state or local or foreign income or other tax consequences of the Distribution and the Merger to such holder.

Tax Opinions

The completion of the Distribution, the Merger and certain related Transactions are conditioned upon the receipt by AT&T, with a copy to Discovery, of (1) Tax Opinions from its tax counsel substantially to the effect that, among other things, for U.S. federal income tax purposes, (a) the Distribution, taken together with certain related Transactions, will qualify as a “reorganization” under Section 368(a)(1)(D) of the Code and a tax-free distribution under Section 355 of the Code and that certain other related Transactions will qualify for their intended tax-free treatment and (b) the Merger will qualify as a “reorganization” under Section 368(a) of the Code and (2) the IRS Ruling regarding the qualification of the Distribution and certain related Transactions for tax-free treatment. In the event that AT&T does not receive (or does not reasonably expect to receive) the IRS Ruling, the Distribution, the Merger and certain related Transactions may be delayed until after June 15, 2023 or may be restructured in an alternative tax-free manner agreed upon by AT&T and Discovery.

In rendering the Tax Opinions, AT&T’s tax counsel will rely on, among other things, (1) customary representations and covenants made by AT&T, Spinco and Discovery, (2) specified assumptions, including an assumption regarding the completion of the Distribution, the Merger, and certain related Transactions in the manner contemplated by the Transaction Documents and (3) if the IRS Ruling is obtained, the IRS Ruling. If any of those representations, covenants or assumptions is inaccurate, or the facts upon which the Tax Opinions will be based are materially different from the facts at the time of the Distribution, the conclusions expressed in the Tax Opinions may be incorrect and the tax consequences of the Distribution and the Merger could differ from those described below. Opinions of counsel are not binding on the IRS. As a result, to the extent a conclusion expressed in the Tax Opinions is not also covered in the IRS Ruling, such conclusion could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to AT&T and its stockholders could be materially less favorable. Additionally, although the IRS Ruling would generally be binding on the IRS, AT&T, Spinco and Discovery will not be able to rely on the IRS Ruling if the factual representations made to the IRS in connection with the IRS Ruling request prove to be inaccurate or incomplete in any material respect, or if undertakings made to the IRS in connection with the request for the IRS Ruling are not satisfied. If this were to occur, the Distribution (including the Exchange Offer and Clean-Up Spin-Off) may not qualify (in whole or part) for tax-free treatment. As a result, the tax consequences to AT&T and its stockholders could be materially less favorable.

The Distribution

As described above, the completion of the Distribution is conditioned upon the receipt by AT&T, with a copy to Discovery, of an IRS Ruling and a Tax Opinion substantially to the effect that, among other things, for U.S. federal income tax purposes, the Distribution, taken together with certain related Transactions, will qualify as a “reorganization” under Section 368(a)(1)(D) of the Code and a tax-free distribution under Section 355 of the Code and that certain other related Transactions will qualify for their intended tax-free treatment. Provided that the Distribution, taken together with such Transactions, so qualifies, for U.S. federal income tax purposes:

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the Distribution generally will not result in the recognition of income, gain or loss by AT&T or Spinco, other than as a result of certain intercompany transactions undertaken prior to or in anticipation of the Distribution, potentially gain to the extent the Special Cash Payment exceeds AT&T’s adjusted tax basis in the WarnerMedia Business and in certain other circumstances;

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U.S. Holders of AT&T common stock will not recognize income, gain or loss upon the receipt of Spinco common stock in the Exchange Offer (or in a Clean-Up Spin-Off if the Exchange Offer is undersubscribed or if AT&T determines not to consummate the Exchange Offer and makes only a pro rata distribution of Spinco common stock);

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the aggregate tax basis of the shares of Spinco common stock (including fractional shares) distributed to a U.S. Holder of AT&T common stock in the Exchange Offer will equal the aggregate tax basis of the shares of AT&T common stock exchanged therefor;

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the aggregate tax basis of the shares of Spinco common stock (including fractional shares) distributed as a pro rata distribution to a U.S. Holder of AT&T common stock will be determined by allocating the aggregate tax basis of such U.S. Holder in the shares of AT&T common stock with respect to which the pro rata distribution is made between such AT&T common stock and the Spinco common stock received in proportion to the relative fair market values of each immediately following the Distribution; and

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the holding period (for U.S. federal income tax purposes) of any shares of Spinco common stock received (including any fractional shares of Spinco common stock) by a U.S. Holder of AT&T common stock will include the holding period at the time of the completion of the Exchange Offer of the shares of AT&T common stock with respect to which the shares of Spinco common stock were received.

In general, if the Distribution were not to qualify as a “reorganization” under Section 368(a)(1)(D) of the Code and a tax-free distribution under Section 355 of the Code, (1) a U.S. Holder who receives Spinco common stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the Spinco common stock received by such U.S. Holder in the Exchange Offer and such U.S. Holder’s basis in the shares of AT&T common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the Spinco common stock received by such U.S. Holder in the Exchange Offer and (2) each U.S. Holder who receives Spinco common stock in a pro rata distribution (i.e., if the Exchange Offer is undersubscribed or if AT&T determines not to consummate the Exchange Offer) would generally be treated as receiving a taxable distribution equal to the fair market value of the Spinco common stock received by such U.S. Holder in the pro rata distribution. In the event that a U.S. Holder is treated as receiving a taxable distribution in the Exchange Offer or a pro rata distribution, such distribution would be treated as a taxable dividend to the extent of such U.S. Holder’s allocable share of AT&T’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), and to the extent the distribution exceeds such earnings and profits, the distribution would constitute a return of capital and would first reduce the U.S. Holder’s basis in its AT&T common stock, but not below zero, and then would be treated as a gain from the sale of the AT&T common stock. In addition, if the Distribution were not to qualify for non-recognition treatment under Sections 368(a)(1)(D) and 355 of the Code, AT&T would recognize taxable gain on the Distribution, which could result in material tax liability to AT&T.

AT&T stockholders that have acquired different blocks of AT&T common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, any shares of Spinco common stock they receive in the Distribution.

Even if the Distribution were otherwise to qualify generally for non-recognition treatment under Sections 368(a)(1)(D) and 355 of the Code, the Distribution would be taxable to AT&T (but not to AT&T stockholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of AT&T or Spinco, directly or indirectly (including through acquisitions of the stock of WBD after the completion of the Merger), as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions of AT&T or Spinco common stock (including through acquisitions of the stock of WBD after the completion of the Merger) within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although AT&T, Spinco or WBD, as the case may be, may be able to rebut that presumption, depending on the facts and circumstances. For purposes of this test, the Merger will be treated as part of such a plan. If the IRS were to determine that other acquisitions of AT&T common stock or Spinco common stock (including through acquisitions of the stock of WBD after the completion of the Merger), either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination, if sustained, could result in the recognition of a material amount of taxable gain by AT&T under Section 355(e) of the Code.

In general, under the Tax Matters Agreement, the Discovery Group is required to indemnify AT&T against any tax consequences arising as a result of certain prohibited actions taken by Discovery, Spinco or their respective subsidiaries. If the Distribution were to be taxable to AT&T, the liability for payment of such tax by AT&T, or by Discovery under the Tax Matters Agreement, could have a material adverse effect on AT&T or Discovery, as the case may be.

The Merger

As described above, the completion of the Merger is conditioned upon the receipt by AT&T, with a copy to Discovery, of a Tax Opinion substantially to the effect that the Merger will qualify as a “reorganization” under Section 368(a) of the Code. Provided that the Merger so qualifies, for U.S. federal income tax purposes:

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U.S. Holders of Spinco common stock will not recognize any income, gain or loss upon the receipt of WBD common stock in the Merger (except for any gain or loss recognized with respect to the receipt of cash in lieu of fractional shares of WBD common stock);

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the aggregate tax basis of WBD common stock received by a U.S. Holder of Spinco common stock in the Merger (including fractional shares of WBD common stock deemed received and disposed of as described below) will be the same as the aggregate tax basis of the Spinco common stock for which it is exchanged;

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the holding period (for U.S. federal income tax purposes) of WBD common stock received in exchange for shares of Spinco common stock (including fractional shares of WBD common stock deemed received and disposed of as described below) will include the holding period of the Spinco common stock for which it is exchanged;

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a U.S. Holder of Spinco common stock who receives cash in lieu of a fractional share of WBD common stock will be treated as having received the fractional share pursuant to the Merger and then as having sold that fractional share for cash. As a result, such U.S. Holder of Spinco common stock will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in his or her fractional share, determined as set forth above; and

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any gain or loss recognized by a U.S. Holder described above will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the Closing Date, the holder’s holding period for the relevant shares is greater than one year. For U.S. Holders of Spinco common stock that are noncorporate U.S. Holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

In general, if the Merger were not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder would be required to recognize gain or loss equal to the difference, if any, between such U.S. Holder’s adjusted tax basis in its Spinco common stock surrendered in the Merger and an amount equal to the fair market value of its shares of WBD common stock received in the Merger, plus any cash received in lieu of fractional shares. Generally, in such event, a U.S. Holder’s tax basis in the shares of WBD common stock received in the Merger would equal the fair market value of such shares as of the date of the Merger, and such U.S. Holder’s holding period with respect to such shares would begin on the day after the Merger.

AT&T stockholders that have acquired different blocks of AT&T common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, any shares of WBD common stock received in the Merger.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require persons who own at least five percent of the total outstanding stock of AT&T (by vote or value) and who receive Spinco common stock pursuant to the Distribution and persons who own at least one percent of the total outstanding stock of Spinco and who receive WBD common stock pursuant to the Merger to attach to their U.S. federal income tax return for the year in which the Distribution and the Merger occur a detailed statement setting forth certain information relating to the tax-free nature of the Distribution and the Merger, as the case may be. AT&T and/or WBD will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information. In addition, payments of cash to a U.S. Holder of Spinco common stock in lieu of a fractional share of WBD common stock in the Merger may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 24 percent) unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

DESCRIPTION OF CAPITAL STOCK OF DISCOVERY AND WBD

The following description of the material terms of the capital stock of Discovery is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to (1) the Discovery charter and the Discovery bylaws, which are exhibits to the registration statement of which this prospectus forms a part and are incorporated by reference herein, (2) the WBD charter, which will be adopted upon the completion of the Transactions and the form of which is attached as Annex F to this prospectus and is incorporated by reference herein, and (3) the applicable provisions of the DGCL. To find out where copies of these documents can be obtained, see “Where You Can Find More Information; Incorporation by Reference.” For more information on the proposed amendment and restatement of the Discovery charter into the WBD charter pursuant to the Charter Amendment proposals, see “Information about the Discovery Special Meeting—Charter Amendment, Share Issuance and ‘Golden Parachute’ Compensation Proposals—Proposal 1: Charter Amendment Proposals.”

In connection with the completion of the Transactions, it is expected that the Discovery bylaws will be amended and restated to, among other things, reflect the WBD charter and the reclassification and conversion of Discovery Series A common stock, Discovery Series B common stock, Discovery Series C common stock, Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock into WBD common stock. Prior to any such amendment and restatement, the Discovery bylaws will continue to govern WBD to the extent not inconsistent with the WBD charter.

General

As of the date of this prospectus, Discovery’s authorized capital stock consists of 1,700,000,000 shares of Discovery Series A common stock, 100,000,000 shares of Discovery Series B common stock, 2,000,000,000 shares of Discovery Series C common stock and 50,000,000 undesignated shares of Discovery preferred stock, par value of $0.01 per share (“Discovery preferred stock”). As of the Discovery record date, Discovery had              shares of Discovery Series A common stock issued and outstanding,              shares of Discovery Series B common stock issued and outstanding,              shares of Discovery Series C common stock issued and outstanding,              shares of Discovery Series A-1 preferred stock issued and outstanding and             shares of Discovery Series C-1 preferred stock issued and outstanding. All issued and outstanding shares of Discovery capital stock are duly authorized, validly issued, fully paid and nonassessable.

Discovery has adopted and maintains equity incentive plans and stock purchase plans pursuant to which Discovery is authorized to issue stock, stock options and other types of equity-based compensation to employees, directors and consultants. As of the Discovery record date, awards and other rights or options to acquire shares of Discovery Series A common stock and Discovery Series C common stock were outstanding under these plans that represented rights or options to acquire approximately              shares of Discovery Series A common stock and              shares of Discovery Series C common stock, respectively, and Discovery had reserved approximately                  additional shares of Discovery Series A common stock and                  additional shares of Discovery Series C common stock for future issuances under these plans.

Following the Charter Amendment, WBD’s authorized capital stock will consist of 10,800,000,000 shares of WBD common stock and 1,200,000,000 shares of preferred stock, par value $0.01 per share (“WBD preferred stock”). In connection with the Transactions, Discovery expects to register an aggregate of approximately              shares of WBD common stock pursuant to this prospectus. Based on the number of shares of Discovery capital stock issued and outstanding as of the Discovery record date, Discovery expects to issue an aggregate of approximately              shares of WBD common stock in the Reclassification. At the effective time of the Merger and following the Reclassification, Discovery expects to issue approximately              shares of WBD common stock to Spinco stockholders. The actual number of shares of WBD common stock to be issued pursuant to the Merger will be determined at completion of the Merger based on the Merger exchange ratio as described in “The Transactions—Calculation of the Merger Consideration.”

Discovery is not registering the issuance of additional shares of Discovery Series A common stock, Discovery Series B common stock, Discovery Series C common stock or Discovery preferred stock pursuant to this prospectus.

Common Stock

The holders of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock have equal rights, powers and privileges, except as otherwise described below.

Voting Rights

The holders of Discovery Series A common stock are entitled to one vote for each share held, and the holders of Discovery Series B common stock are entitled to ten votes for each share held, on all matters voted on by stockholders, including elections of directors (other than the directors to be elected by the holders of Discovery Series A-1 preferred stock as described below). The holders of Discovery Series C common stock are not entitled to any voting powers, except as required under the DGCL. If the vote or consent of holders of Discovery Series C common stock is required for a matter under the DGCL, the holders of Discovery Series C common stock will be entitled to 1/100th of a vote for each share held. Subject to any preferential rights of holders of Discovery Series A-1 preferred stock and any other outstanding series of Discovery preferred stock created by the Discovery Board from time to time, the holders of outstanding shares of Discovery Series A common stock, Discovery Series B common stock, Discovery Series A-1 preferred stock, and each series of any other preferred stock entitled to vote thereon, if any, will vote as one class with respect to all matters to be voted on by Discovery stockholders (excluding, with respect to the holders of Discovery Series A-1 preferred stock, the election of the directors to be elected by the holders of Discovery’s common stock). In addition, the consent of holders of 75% of the then-outstanding shares of Discovery Series B common stock, voting together as a separate class, is required for any issuance of shares of Discovery Series B common stock by Discovery (except in limited circumstances).

Pursuant to the Discovery bylaws, the affirmative vote of a majority of the combined voting power of the outstanding shares of Discovery capital stock present in person or represented by proxy at a Discovery stockholder meeting and entitled to vote on the subject matter shall be the act of the Discovery stockholders. Subject to the rights of the holders of any series of Discovery preferred stock to elect a specified number of directors in certain circumstances, at any Discovery stockholder meeting duly called and held for the election of directors at which a quorum is present, directors shall be elected by a plurality of the combined voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors as provided in the Discovery charter.

Following the Charter Amendment, WBD’s common stock will consist of a single class and all holders of WBD common stock will be entitled to one vote per share.

Dividends

Subject to any preferential rights of any outstanding series of Discovery preferred stock created by the Discovery Board from time to time, the holders of Discovery’s common stock are entitled to such dividends as may be declared from time to time by the Discovery Board from funds available therefor. Except as otherwise described under “—Common Stock—Distributions,” whenever a dividend is paid to the holders of one series of Discovery’s common stock, Discovery will also pay to the holders of the other series of Discovery’s common stock an equal per share dividend.

Following the Charter Amendment, subject to the preferences and rights, if any, applicable to shares of WBD preferred stock, the holders of WBD common stock will be entitled to receive such dividends as may be declared thereon by the WBD Board at any time and from time to time out of assets or funds of WBD legally available therefor and will share equally on a per share basis in such dividends.

Conversion

Each share of Discovery Series B common stock is convertible, at the option of the holder, into one share of Discovery Series A common stock. Discovery Series A common stock and Discovery Series C common stock are not convertible.

Following the Charter Amendment, the WBD common stock will not be convertible.

Distributions

Distributions made in shares of Discovery Series A common stock, Discovery Series B common stock, Discovery Series C common stock or any other security with respect to Discovery Series A common stock, Discovery Series B common stock or Discovery Series C common stock may be declared and paid only as follows:

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a share distribution (1) consisting of shares of Discovery Series C common stock (or securities convertible therefor) to holders of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock, on an equal per share basis, or (2) consisting of (a) shares of Discovery Series A common stock (or securities convertible therefor) to holders of Discovery Series A common stock, on an equal per share basis, (b) shares of Discovery Series B common stock (or securities convertible therefor) to holders of Discovery Series B common stock, on an equal per share basis, and (c) shares of Discovery Series C common stock (or securities convertible therefor) to holders of Discovery Series C common stock, on an equal per share basis; or

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a share distribution consisting of shares of any class or series of securities of Discovery or any other person, other than Discovery Series A common stock, Discovery Series B common stock or Discovery Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock; (2) separate classes or series of securities, on an equal per share basis, to holders of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock; or (3) a separate class or series of securities to the holders of one or more series of Discovery’s common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Discovery’s common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provision and the holders of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock receiving securities of the class or series such that the relative voting rights of the securities of the class or series of securities to be received by the holders of each series of common stock corresponds, to the extent practicable, to the relative voting rights of each such series of Discovery’s common stock, and provided further that, in each case, the distribution is otherwise made on an equal per share basis; and provided further that the holders of Discovery Series B common stock have a consent right with respect to certain distributions of voting securities on Discovery Series C common stock and certain distributions pursuant to which the holders of Discovery Series B common stock would receive voting securities with lesser voting rights than those of the Discovery Series B common stock.

Discovery may not reclassify, subdivide or combine any series of its common stock without reclassifying, subdividing or combining the other series of its common stock, on an equal per share basis.

The foregoing distribution provisions were structured to ensure that all holders of Discovery’s common stock are treated equally in a distribution, while protecting the relative voting rights associated with each of the shares of Discovery Series A common stock and Discovery Series B common stock. The distribution provisions permit holders of each series to receive a distribution of shares of the same series because such a distribution would not affect any series’ relative voting rights. The distribution provisions also permit shares of Discovery Series C common stock to be distributed to all holders of Discovery’s common stock because the relative voting power of the holders of Discovery Series A common stock and Discovery Series B common stock would not be diluted by a distribution of non-voting stock. However, the distribution provisions do not permit either shares of Discovery Series A common stock or Discovery Series B common stock to be distributed to all holders of Discovery’s common stock because the voting power of the holders of the higher voting series of stock would be diluted by the distribution of their series of voting stock to lower voting or non-voting series of stock. Lastly, the distribution provisions relating to other Discovery securities or non-Discovery voting stock replicate, to the extent practicable, the protections afforded to the various series of Discovery’s common stock described above.

Following the Charter Amendment, subject to the preferences and rights, if any, applicable to shares of WBD preferred stock, the holders of WBD common stock will be entitled to receive such distributions in cash, property, stock or otherwise as may be declared thereon by the WBD Board at any time and from time to time out of assets or funds of WBD legally available therefor and will share equally on a per share basis in such distributions.

Liquidation and Dissolution

In the event of Discovery’s liquidation, dissolution and winding up, after payment or provision for payment of Discovery’s debts and liabilities and subject to the prior payment in full of any preferential amounts to which the holders of Discovery preferred stock may be entitled including the liquidation preference granted to holders of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock as described under “—Discovery Series A-1 Preferred Stock and Discovery Series C-1 Preferred Stock—Liquidation Preference” below, the holders of Discovery Series A common stock, Discovery Series B common stock, Discovery Series C common stock and Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock will share equally, on a share for share basis (and in case of holders of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock, on an as-converted to common stock basis), in Discovery’s assets remaining for distribution to the holders of Discovery’s common stock.

Following the Charter Amendment, in the event of WBD’s voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of WBD’s debts and other liabilities, and subject to the preferences and rights, if any, applicable to shares of WBD preferred stock, the holders of WBD common stock will be entitled to receive all of the remaining assets of WBD available for distribution to WBD stockholders, ratably in proportion to the number of shares of WBD common stock held by them.

Transfer Agent and Registrar

The transfer agent for Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock is Computershare Trust Company, N.A.

The transfer agent and registrar for WBD common stock is Computershare Trust Company, N.A.

Listing

As of the date of this prospectus, Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock are listed on Nasdaq under the symbols “DISCA,” “DISCB” and “DISCK,” respectively. In connection with the Transactions, Discovery intends to delist the Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock from Nasdaq and will use reasonable best efforts to cause the WBD common stock issuable in the Transactions to be authorized for listing on Nasdaq under the symbol “WBD.”

Preferred Stock

The following summary contains a description of the general terms and provisions of the Discovery preferred stock as of the date of this prospectus. Certain provisions of the Discovery preferred stock described below are not complete. You should refer to the Discovery charter and Discovery bylaws and Discovery’s Certificate of Designation of Series A-1 Convertible Participating Preferred Stock and Certificate of Designation of Series C-1 Convertible Participating Preferred Stock (together, the “certificates of designation”), which are exhibits to the registration statement of which this prospectus forms a part and are incorporated by reference herein.

General

Under the Discovery charter, Discovery has authority to issue 50,000,000 shares of Discovery preferred stock. Discovery currently has two designated series of Discovery preferred stock. Discovery has authorized 7,852,583 shares of Discovery Series A-1 preferred stock and 6,218,593 shares of Discovery Series C-1 preferred stock. The remaining 35,928,824 authorized shares of Discovery preferred stock are undesignated as to series and are issuable in accordance with the provisions of the Discovery charter. As of the Discovery record date,              shares of Discovery Series A-1 preferred stock and              shares of Discovery Series C-1 preferred stock were issued and outstanding. Discovery is not registering the resale of the issued and outstanding shares of Discovery Series A-1 preferred stock or Discovery Series C-1 preferred stock, and it is not registering the issuance of additional shares of Discovery Series A-1 preferred stock or Discovery Series C-1 preferred stock pursuant to this prospectus.

Immediately following the Charter Amendment, no shares of WBD preferred stock are expected to be issued and outstanding and all shares of Discovery preferred stock will have been reclassified and automatically converted into such shares of WBD common stock as set forth in the Merger Agreement.

Discovery Series A-1 Preferred Stock and Discovery Series C-1 Preferred Stock

The holders of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock have the rights, powers and privileges described below.

General Voting Rights

In connection with any matter as to which the holders of Discovery Series A common stock and Discovery Series B common stock are entitled to vote other than the election of common stock directors (as defined herein), holders of Discovery Series A-1 preferred stock and, if and only if holders of Discovery Series C common stock are entitled to vote pursuant to the DGCL, then the holders of Discovery Series C-1 preferred stock also have the right to vote with holders of common stock on an as-converted to common stock basis, voting together as a single class.

Special Class Vote Matters

So long as ANPP or any of the direct or indirect subsidiaries of Advance or Newhouse Broadcasting Corporation (“NBCo” and collectively, the “ANPP stockholder group”) or any ANPP permitted transferee, as described below, owns or has the right to vote such number of shares of Discovery Series A-1 preferred stock constituting at least 80% of the number of shares equal to the sum of the number of shares of Discovery Series A-1 preferred stock issued to the ANPP stockholder group as of the date on which shares of Discovery Series A-1 preferred stock were first issued, the Discovery charter requires the consent of the holders of a majority of such shares of Discovery Series A-1 preferred stock (the “majority holders”) before Discovery or any of its subsidiaries can take any of the actions described below (any such action may be a “special class vote matter”).

The term “ANPP permitted transferee” means a person (who is not a member of the ANPP stockholder group) that acquires record and beneficial ownership of all outstanding shares of Discovery Series A-1 preferred stock from one or more members of the ANPP stockholder group or another ANPP permitted transferee, provided that the shares of Discovery capital stock beneficially owned by such transferee and its affiliates immediately following such transfer do not exceed the maximum amount (as defined in the Discovery charter).

Special class vote matters are any:

•	increase in the size of the Discovery Board in excess of 12 directors;

•	fundamental change in the business of Discovery and its subsidiaries;

•	investment, joint venture or acquisition constituting a material departure from the current lines of business of Discovery;

•	the material amendment, alteration or repeal of any provision of the Discovery charter or Discovery bylaws (or the organizational documents of any Discovery subsidiary);

•

related party transactions between Discovery and its subsidiaries and certain specified related parties unless on terms and conditions similar to comparable transactions with third parties or otherwise on arm’s length terms;

•

merger, consolidation or other business combination by Discovery into another entity other than transactions with its direct or indirect wholly owned subsidiaries or otherwise approved by the majority holders as another special class vote matter;

•

disposition or acquisition by Discovery or any of its subsidiaries of any assets or properties exceeding $250.0 million in aggregate value or acquisitions that require a funding commitment from Discovery exceeding $250.0 million or in which stock consideration is paid by Discovery having voting rights in Discovery superior to the voting rights of the Discovery Series A common stock;

•

authorization, issuance, reclassification, redemption, exchange, subdivision or recombination of any equity securities of Discovery or its material subsidiaries other than certain specified exceptions;

•	action resulting in the voluntary liquidation, dissolution or winding up of Discovery or any of its material subsidiaries;

•	substantial change in Discovery’s service distribution policy and practices;

•	dividend on, or distribution to holders of, equity securities of Discovery or any subsidiary of Discovery subject to specified exceptions;

•

incurrence of indebtedness by Discovery or any of its subsidiaries if total debt of Discovery and its subsidiaries would exceed four times the annualized cash flow of Discovery for the previous four consecutive quarterly periods or result in debt service related to all of Discovery’s indebtedness for the next 12 months exceeding 66% of its annualized cash flow;

•	appointment or removal of the Chairperson of the Discovery Board or Chief Executive Officer of Discovery;

•	public offering of any securities of Discovery or any of its subsidiaries subject to certain specified exceptions; and

•	adoption of Discovery’s annual business plan or any material deviation therefrom.

Series A-1 Preferred Stock Directors

So long as ANPP, the ANPP stockholder group, or any ANPP permitted transferee owns or has the right to vote such number of shares of Discovery Series A-1 preferred stock constituting at least 80% of the number of shares of Discovery Series A-1 preferred stock issued to the ANPP stockholder group as of the date on which shares of Discovery Series A-1 preferred stock were first issued, the holders of the Discovery Series A-1 preferred stock have the right to elect three members of the Discovery Board (each a “preferred stock director”), and two such directors must qualify as independent directors as defined by the applicable rules and regulations of Nasdaq or the SEC. The shares of Discovery’s common stock are not entitled to vote in the election of such directors.

Any vacancy in the office of a preferred stock director will be filled solely by the holders of the Discovery Series A-1 preferred stock entitled to appoint such director. A preferred stock director may be removed without cause by the written consent of the holders of a majority of then outstanding shares of the Discovery Series A-1 preferred stock and may be removed with cause (as defined in the Discovery charter) upon the affirmative vote of the holders of a majority of the aggregate voting power of then outstanding shares of Discovery’s common stock and Discovery Series A-1 preferred stock and any other series of Discovery preferred stock entitled to vote upon the election of common stock directors voting together as a single class.

Dividends

Subject to the prior preferences and other rights of any senior stock, whenever a dividend in cash or dividend or distribution in Discovery’s common stock is paid to the holders of Discovery’s common stock, Discovery will also concurrently pay an equal per share dividend to the holders of the Discovery Series A-1 preferred stock on an as-converted to common stock basis. Subject to the prior preferences and other rights of any senior stock, whenever a dividend in cash is paid to the holders of Discovery’s common stock, Discovery will also concurrently pay an equal per share dividend in cash to holders of Discovery Series C-1 preferred stock on an as-converted to common stock basis.

Conversion

Each share of Discovery Series A-1 preferred stock is initially convertible, at the option of the holder, into nine shares of Discovery Series A common stock, subject to adjustments in such conversion rate to provide for stock splits, rights or warrants granted to holders of Discovery’s common stock and any reclassification, consolidation, merger, sale or transfer or change in Discovery’s common stock. Each share of Discovery Series C-1 preferred stock is initially convertible, at the option of the holder, into 19.3648 shares of Discovery Series C common stock, subject to adjustments in such conversion rate to provide for dividends, distributions, stock splits, rights or warrants granted to holders of Discovery’s common stock and any reclassification, consolidation, merger, sale or transfer or change in Discovery’s common stock.

Generally, each share of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock will automatically convert into the applicable shares of Discovery Series A common stock or Discovery Series C common stock if such share is transferred to a third party who is not a member of the ANPP stockholder group or, in the case of shares of Discovery Series A-1 preferred stock, who is also not an ANPP permitted transferee. In addition, all of the outstanding Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock will automatically convert into the applicable series of Discovery’s common stock at such time as the number of outstanding shares of Discovery Series A-1 preferred stock is less than 80% of the number of shares of Discovery Series A-1 preferred stock issued to the ANPP stockholder group as of the date on which shares of Discovery Series A-1 preferred stock were first issued.

In the Reclassification, each share of Discovery Series A-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into 13.11346315 shares of WBD common stock and each share of Discovery Series C-1 preferred stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the WBD charter will be reclassified and automatically converted into such number of shares of WBD common stock as the number of shares of Discovery Series C common stock such share of Discovery Series C-1 preferred stock would have been convertible into immediately prior to the effective time of the WBD charter, which, as of September 30, 2021, would have been 19.3648 shares of WBD common stock.

Liquidation Preference

In the event of Discovery’s liquidation, dissolution and winding up, after payment or provision for payment of Discovery’s debts and liabilities and subject to the prior payment with respect to any stock ranking senior to Discovery Series A-1 preferred stock or Discovery Series C-1 preferred stock, the holders of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock will receive, before any payment or distribution is made to the holders of any common stock or other junior stock, an amount (in cash or property) equal to $0.09 per share and $0.04 per share, respectively. Following payment of such amount and the payment in full of all amounts owing to the holders of securities ranking senior to Discovery’s common stock, holders of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock will be entitled to share ratably, on an as-converted to common stock basis, with the holders of Discovery’s common stock, as to any amounts remaining for distribution to such holders.

New Preferred Stock

Following the Charter Amendment, at any time and from time to time, the WBD Board will be authorized to provide for the issuance of up to 1,200,000,000 shares of WBD preferred stock in one or more series and, by filing a certificate of designation pursuant to the applicable provisions of the DGCL, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and the relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of shares of each such series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences.

Immediately following the Charter Amendment, no shares of WBD preferred stock are expected to be issued and outstanding.

Certain Anti-Takeover Effects of the WBD Charter, the Discovery Bylaws and Delaware Law

Discovery expects that certain provisions of the WBD charter and the Discovery bylaws, as well as certain provisions of Delaware law, may discourage or make more difficult a takeover attempt that a WBD stockholder might consider in their best interest. These provisions may also materially adversely affect prevailing market prices for WBD capital stock. Discovery believes that the benefits of increased protection give WBD the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure WBD and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Authorized but Unissued Shares of Preferred Stock

Pursuant to the WBD charter, WBD will be authorized to issue “blank check” preferred stock, which may be issued in one or more series upon authorization of the WBD Board. The authorized shares of WBD preferred stock will be available for issuance without further action by WBD stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which WBD’s securities may be listed or traded. If the approval of WBD stockholders is not required for the issuance of shares of WBD preferred stock, the WBD Board may determine not to seek stockholder approval.

A series of WBD preferred stock could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The WBD Board will make any determination to issue such shares based upon its judgment as to the best interests of WBD stockholders. The WBD Board, in so acting, could issue WBD preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the WBD Board, including a tender offer or other transaction that some, or a majority, of WBD stockholders might believe to be in their best interests or in which WBD stockholders might receive a premium for their WBD capital stock over the then-current market price of such stock.

Board of Directors

The WBD charter will provide that, subject to any rights of the holders of any series of WBD preferred stock to elect additional directors, the number of WBD’s directors will not be less than three or more than 13 prior to WBD’s third annual meeting of stockholders following the completion of the Merger. Until the election of directors at WBD’s third annual meeting of stockholders following the completion of the Merger, the WBD Board will be divided into three classes of directors with Class I consisting of four directors, Class II consisting of four directors and Class III consisting of five directors. Class I directors will have terms that expire at WBD’s first annual meeting of stockholders following the completion of the Merger, Class II directors will have terms that expire at WBD’s second annual meeting of stockholders following the completion of the Merger and Class III directors will have terms that expire at WBD’s third annual meeting of stockholders following the completion of the Merger; provided that the term of each director will continue until the election and qualification of a successor and be subject to such director’s earlier death, resignation or removal.

At WBD’s first annual meeting of stockholders following the completion of the Merger, successors to the Class I directors whose terms expire at WBD’s first annual meeting of stockholders following the completion of the Merger will be elected for a term expiring at WBD’s next annual meeting. At WBD’s second annual meeting of stockholders following the completion of the Merger, successors to the Class I directors whose terms expire at WBD’s second annual meeting following the completion of the Merger and successors to the Class II directors whose terms expire at WBD’s second annual meeting following the completion of the Merger will be elected for a term expiring at WBD’s next annual meeting.

Starting with the election of directors at WBD’s third annual meeting of stockholders following the completion of the Merger, the WBD Board will cease to be classified and all directors will have terms that expire at WBD’s next annual meeting. At each subsequent annual meeting of WBD stockholders, the successors of directors whose term expires at that meeting will be elected to hold office for a term of one year expiring at the annual meeting of WBD stockholders following the year of their election.

The WBD charter will provide that, prior to WBD’s first annual meeting of stockholders following the completion of the Merger, any vacancy resulting from the death, resignation or removal of any AT&T Designee or Discovery Designee will be filled solely by a majority of the directors designated by the entity that designated the director who died, resigned or was removed, even if less than a quorum. Any other vacancy on the WBD Board or any newly created directorships may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director so elected will hold office for a term that will coincide with the term of the class in which such director will have been chosen or, following the termination of the classification of the WBD Board, each director so elected will hold office for a term that will expire at the next annual meeting of WBD stockholders held after such director’s election or until such director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the WBD Board will shorten the term of any incumbent director.

Prior to WBD’s third annual meeting of stockholders following the completion of the Merger, directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the outstanding shares of WBD common stock then entitled to vote at any annual or special meeting of WBD stockholders.

These provisions could preclude a third party from removing incumbent directors and simultaneously gaining control of the WBD Board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, prior to WBD’s third annual meeting of stockholders following the completion of the Merger, it would take at least two elections of directors for any individual or group to gain control of the WBD Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of WBD.

No Stockholder Action by Written Consent; Special Meetings

The WBD charter will provide that any action required or permitted to be taken at any annual meeting or special meeting of WBD stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders. Except as otherwise required by law and subject to the rights of the holders of shares of any then outstanding class or series of WBD preferred stock, special meetings of WBD stockholders for any purpose or purposes may be called only by the Chairperson of the WBD Board or the Chief Executive Officer of WBD or pursuant to a resolution of the WBD Board adopted by at least a majority of the directors then in office. The WBD stockholders will not have the power to call a special meeting of WBD stockholders.

Advance Notice Procedures

The Discovery bylaws establish an advance notice procedure for WBD stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of WBD stockholders.

All nominations by WBD stockholders or other business to be properly brought before a meeting of WBD stockholders will be made pursuant to timely notice in proper written form to WBD’s Secretary. To be timely, a stockholder’s notice must be given to WBD’s Secretary at WBD’s offices as follows:

•

with respect to an annual meeting of WBD stockholders that is called for a date not more than 30 days before or 60 days after the anniversary date of the immediately preceding annual meeting of WBD stockholders, such notice will be given no earlier than the close of business on the 90th day prior to such anniversary and no later than then close of business on the 60th day prior to such anniversary;

•

with respect to an annual meeting of WBD stockholders that is called for a date which is more than 30 days before or 60 days after the anniversary date of the immediately preceding annual meeting of WBD stockholders, such notice will be given no earlier than the close of business on the 100th day prior to the current annual meeting and not later than the close of business on the later of (1) the 70th day prior to the current annual meeting or (2) the 10th day following the day on which WBD first publicly announces the date of the current annual meeting; and

•

with respect to an election to be held at a special meeting of WBD stockholders, not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of (1) the 60th day prior to such special meeting or (2) the 10th day following the day on which public announcement is first made of the date of the special meeting.

The public announcement of an adjournment or postponement of a meeting of WBD stockholders will not commence a new time period (or extend any time period) for the giving of any such stockholder notice. However, if the number of directors to be elected to the WBD Board at an annual meeting is increased and WBD does not make a public announcement naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for the additional directorships, if it will be delivered to WBD’s Secretary at WBD’s offices not later than the close of business on the 10th day following the day on which WBD first made such public announcement.

Amendments to the WBD Charter and the Discovery Bylaws

The WBD charter will provide that the WBD charter may be amended, altered or repealed in the manner prescribed by the DGCL, except that the amendment of certain provisions of the WBD charter will require approval at a meeting of WBD stockholders called for that purpose by the affirmative vote of the holders of at least a majority of the outstanding shares of WBD common stock then entitled to vote at any annual or special meeting of WBD stockholders, notwithstanding that a lesser percentage may be permitted from time to time by applicable law. In addition, the WBD charter will provide that the WBD Board is expressly authorized to amend, alter or repeal the Discovery bylaws, without the assent or vote of WBD stockholders, by the affirmative vote of at least a majority of the directors then in office.

Delaware Anti-Takeover Law

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in business combinations, such as mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or subsidiary with an interested stockholder, including a person or group who beneficially owns 15% or more of the corporation’s voting stock, for three years following the date that a person becomes an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Section 203 permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203. Under the WBD charter, WBD will not opt out of the protections of Section 203, and WBD will therefore be governed by Section 203. Accordingly, it is expected that Section 203 will have an anti-takeover effect with respect to transactions that the WBD Board does not approve in advance and that Section 203 may discourage takeover attempts that might result in a premium over the market price of WBD capital stock.

Choice of Forum

The WBD charter will provide that unless WBD consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of WBD, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, stockholder or agent of WBD to WBD or its stockholders, (3) any action or proceeding asserting a claim arising out of or pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery (including, without limitation, any action asserting a claim arising out of or pursuant to the WBD charter or the bylaws of the combined company) or (4) any action or proceeding asserting a claim governed by the internal affairs doctrine. Unless WBD consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act and the rules and regulations thereunder.

Limitation of Liability and Indemnification of Officers and Directors

The WBD charter will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of his or her fiduciary duty as a director, except in circumstances involving:

•	any breach of the director’s duty of loyalty to WBD or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derived an improper personal benefit.

The principal effect of the limitation on liability provision is that a WBD stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate WBD’s rights or any WBD stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under U.S. federal securities laws. The inclusion of this provision in the WBD charter may discourage or deter WBD stockholders or WBD management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited WBD and its stockholders.

DESCRIPTION OF CAPITAL STOCK OF SPINCO

The following is a summary of the material terms of the Spinco common stock and the material provisions of the certificate of incorporation of Spinco (the “Spinco charter”) and the bylaws of Spinco (the “Spinco bylaws”), but does not purport to describe all of the terms thereof.

Spinco Common Stock

Spinco’s authorized capital structure consists of one class of common stock and no classes of preferred stock. All shares of Spinco common stock are identical with each other in every respect. The Spinco charter was amended on      to increase its authorized outstanding shares to million, in furtherance of the Distribution. Currently, there are 1,000 shares of Spinco common stock issued and outstanding, par value $0.01 per share, all of which are held by the sole stockholder of Spinco, AT&T. In connection with the Transactions, prior to the Distribution, Spinco will issue to AT&T a number of additional shares of Spinco common stock such that the number of shares of Spinco common stock issued and outstanding at the time of the Distribution is equal to the number of shares of WBD common stock to be issued to the stockholders of Spinco in the Merger. In the Distribution, AT&T, pursuant to the Separation Agreement, will distribute 100% of the shares of Spinco common stock to AT&T stockholders through, at AT&T’s election, (1) a pro rata distribution or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. In the Exchange Offer, AT&T will offer its stockholders the option to exchange all or a portion of their shares of AT&T common stock for shares of Spinco common stock. If the Exchange Offer is not fully subscribed (because the number of shares of AT&T common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Spinco common stock being exchanged), then the shares of Spinco common stock remaining will be distributed in a Clean-Up Spin-Off on a pro rata basis to AT&T stockholders as of the Distribution Record Date, other than in respect of any shares tendered and accepted in the Exchange Offer.

Immediately following the Distribution, and as of the effective time of the Merger, the Exchange Agent will deliver shares of WBD common stock and cash in lieu of fractional shares for all of the Spinco common stock distributed to the holders of AT&T common stock in the Distribution. For additional information, see “The Transactions—The Separation and the Distribution.”

General

On the Closing Date, AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders through, at AT&T’s election (1) a pro rata distribution or (2) the Exchange Offer and a potential Clean-Up Spin-Off, if necessary. No holder of Spinco common stock will be entitled to preemptive, redemption or conversion rights. The Spinco board of directors (the “Spinco Board”) and AT&T, as Spinco’s sole stockholder, have previously approved the Transactions.

Voting Rights

Generally, the Spinco Board has broad powers to conduct Spinco’s business and affairs, except for matters expressly reserved under the Spinco bylaws or under the DGCL to the Spinco stockholders for decision. AT&T is currently the sole stockholder of Spinco. Matters requiring consent of the stockholders include: electing and removing directors to the Spinco Board and amending the Spinco bylaws (which also may be amended by a majority vote of the Spinco Board).

Dividend and Distribution Rights

Under Section 170 of the DGCL, the Spinco Board may declare and pay dividends upon the shares of Spinco common stock either out of its surplus or, in the case of no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Dissolution Rights

Under Section 281 of the DGCL, in the event of dissolution or winding up of Spinco, holders of Spinco common stock will be entitled to receive Spinco’s remaining assets available for distribution, after satisfaction of all of Spinco’s debts and liabilities.

Trading Market

There currently is no trading market for Spinco common stock and no trading market will develop as a result of the Transactions.

Spinco Bylaws

Organization; Purpose

Spinco was formed on May 14, 2021, under the DGCL. Spinco is permitted to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Board of Directors

The Spinco Board currently consists of three individuals. The presence of one-third of the entire Spinco Board constitutes a quorum at any meeting of the Spinco Board, and all actions of the Spinco Board require the vote of a majority of the directors present at the meeting, except as otherwise required by law. Action may be taken by the Spinco Board or of any committee thereof, without a meeting if all members of the Spinco Board, or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Spinco Board or of such committee.

The number of directors constituting the Spinco Board shall be designated by the Spinco Board. Each director shall be elected by the Spinco stockholders at the annual meeting of the stockholders and shall serve until the next annual meeting of the stockholders and his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. Spinco stockholders holding a majority of shares then entitled to vote at an election of directors may remove any director from the Spinco Board at any time, with or without cause.

In addition, the Spinco Board shall have the authority to appoint and remove officers of Spinco, each of whom shall have such powers and duties in the management of Spinco as stated in the Spinco bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Spinco Board.

Indemnification and Exculpation

The Spinco bylaws provide for the indemnification of any person who is a party or is threatened to be made a party to any action, suit or proceeding (including any action or suit by Spinco) by reason of the fact that such person is or was a director, officer or employee of Spinco or, while such person is or was a director, officer or employee of Spinco, such person is serving at the request of Spinco as a director, officer, employee or agent of another entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, in each case only if and to the extent permitted under applicable state or federal law.

Amendment of the Spinco Bylaws

The Spinco bylaws may be amended or repealed by the Spinco stockholders or by the Spinco Board.

Termination and Dissolution

Spinco’s existence is perpetual unless dissolved sooner upon a majority vote of the outstanding stock of Spinco entitled to vote and the filing of a certification of dissolution with the Secretary of State of Delaware under Section 275 of the DGCL.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Discovery (to be renamed Warner Bros. Discovery, Inc. in connection with the completion of the Transactions), AT&T and Spinco are incorporated under the laws of the State of Delaware, and, accordingly, are subject to the provisions of the DGCL. Holders of AT&T common stock, whose rights are currently governed by the AT&T charter, the AT&T bylaws and the DGCL, will, with respect to the shares validly tendered and exchanged immediately following the Exchange Offer, and with respect to the shares of Spinco common stock they receive in a potential Clean-Up Spin-Off, receive shares of WBD common stock in the Merger, following the Reclassification, and become stockholders of WBD, and their rights with respect to the WBD common stock will be governed by the WBD charter, the Discovery bylaws (prior to their amendment and restatement) and the DGCL.

In connection with the completion of the Transactions, it is expected that the Discovery bylaws will be amended and restated to, among other things, reflect the WBD charter and the reclassification and conversion of Discovery Series A common stock, Discovery Series B common stock, Discovery Series C common stock, Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock into WBD common stock. Prior to any such amendment and restatement, the Discovery bylaws will continue to govern WBD to the extent not inconsistent with the WBD charter.

The following description summarizes the material differences between the rights associated with AT&T common stock and WBD common stock that may affect AT&T stockholders who obtain shares of WBD common stock in connection with the Merger. While AT&T and Discovery believe this summary covers the material provisions and differences between the two, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of stockholders’ rights. The following description is qualified in its entirety by, and AT&T stockholders should read carefully, the relevant provisions of the DGCL, the AT&T charter, the AT&T bylaws, the WBD charter and the Discovery bylaws. The AT&T charter and the AT&T bylaws have been publicly filed with the SEC as Exhibit 3.1 to AT&T’s Current Reports on Form 8-K filed on December 16, 2013 and June 26, 2020, respectively. The form of the WBD charter is attached as Annex F to this prospectus and is incorporated by reference herein, and the Discovery bylaws have been publicly filed with the SEC as Exhibit 3.1 to Discovery’s Current Report on Form 8-K filed on November 13, 2020. See also “Description of Capital Stock of Discovery and WBD.”

Authorized Capital Stock

The following table sets forth the authorized and issued capital stock of AT&T as of                 , without giving effect to the Exchange Offer, and the pro forma authorized and issued capital stock of WBD as of                 , after giving effect to the Charter Amendment, including the Reclassification, and the Merger.

Class of Security	Authorized	Outstanding
AT&T:
Common shares, par value $1.00 per share	14,000,000,000
Preferred shares, par value $1.00 per share	10,000,000
WBD:
Common stock, par value $0.01 per share	10,800,000,000
Preferred stock, par value $0.01 per share	1,200,000,000

STOCKHOLDER RIGHT	AT&T	WBD
Voting Rights	The AT&T bylaws provide that each holder of AT&T common stock is entitled to one vote for each share for all matters voted on by AT&T common stockholders.	The WBD charter will provide that all holders of WBD common stock shall be entitled to one vote for each share held on all matters submitted to a vote of the holders of WBD common stock.

Number and Classification of Board of Directors

The AT&T bylaws provide that the number of directors shall be set from time to time by a majority vote of the total number of directors then serving in office.

AT&T does not have a classified board of directors.

The WBD charter will provide that the number of directors shall not be less than three or more than 13 prior to WBD’s third annual meeting of stockholders following the completion of the Merger, the exact number to be determined from time to time by resolution adopted by the WBD Board.

The WBD charter will provide that WBD will have a classified board of directors until the election of directors at WBD’s third annual meeting of stockholders following the completion of the Merger. Thereafter, directors will be elected annually.

Election of Directors	The AT&T bylaws provide that each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election, where majority of the votes cast shall mean that the number of shares voted “for” the election of a director exceeds the number of votes cast “against” the election of such director. Notwithstanding the foregoing, if the number of persons properly nominated for election as directors as of the date that is ten days before the record date for the meeting at which such vote is to be held exceeds the number of directors to be elected, then the directors shall be elected by a plurality of the votes cast. Holders of AT&T common stock may not cumulate their votes in the election of directors.	The Discovery bylaws provide that, subject to the rights of the holders of any series of WBD preferred stock to elect a specified number of directors in certain circumstances, directors shall be elected by a plurality of the combined voting power of the outstanding shares of WBD common stock present in person or represented by proxy at the WBD stockholder meeting and entitled to vote on the election of directors as provided in the WBD charter. The WBD charter will provide that holders of WBD common stock shall have the exclusive right to vote for the election of directors.

STOCKHOLDER RIGHT	AT&T	WBD

Removal of Directors	The DGCL provides that any director or the entire AT&T Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	The WBD charter will provide that, prior to WBD’s third annual meeting of stockholders following the completion of the Merger, directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the outstanding shares of WBD common stock then entitled to vote at any annual or special meeting of WBD stockholders.

Vacancies on the Board of Directors	The AT&T bylaws provide that vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of directors then in office.	The WBD charter will provide that, prior to WBD’s first annual meeting of stockholders following the completion of the Merger, any vacancy resulting from the death, resignation or removal of any AT&T Designee or Discovery Designee will be filled solely by a majority of the directors designated by the entity that designated the director who died, resigned or was removed, even if less than a quorum. Any other vacancy on the WBD Board or any newly created directorships may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

Notice of Stockholder Meeting	The AT&T bylaws provide that notice of all meetings of AT&T stockholders shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date on which the meeting is to be held. The notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.	The Discovery bylaws provide that notice of WBD stockholders meetings shall be delivered in accordance with applicable law and stock exchange rules and regulations to each WBD stockholder entitled to vote thereat at least ten days but not more than 60 days before the date of the meeting, unless a different period is prescribed by law, or the lapse of the prescribed period of time shall have been waived. The notice shall state (1) the place, if any, date and hour of such meeting, (2) the means of remote communication, if any, (3) the place within the city, other municipality or community or

STOCKHOLDER RIGHT	AT&T	WBD
electronic network at which the list of stockholders may be examined and (4) in the case of a special meeting, the purpose or purposes for which the meeting is called.

No Stockholder Action by Written Consent	The AT&T charter provides that no action which is required to be taken or which may be taken at any annual or special meeting of AT&T stockholders may be taken by written consent without a meeting, except where such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of AT&T then outstanding and entitled to vote thereon.	The WBD charter will provide that any action required or permitted to be taken at any annual meeting or special meeting of WBD stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.

Special Meetings	The AT&T bylaws provide that special meetings of the AT&T stockholders may be called at any time, either by the AT&T Board or by the Chairman of the AT&T Board, and the Chairman of the AT&T Board shall call a special meeting whenever requested in writing to do so by stockholders representing 15% of the shares of AT&T, then outstanding and entitled to vote at such meeting.	The WBD charter will provide that, except as otherwise required by law and subject to any rights granted to holders of shares of any then outstanding class or series of WBD preferred stock, special meetings of WBD stockholders for any purpose or purposes may be called only by the Chairperson of the WBD Board or the Chief Executive Officer of WBD or pursuant to a resolution of the WBD Board adopted by at least a majority of the directors then in office. The WBD stockholders will not have the power to call a special meeting of WBD stockholders.

Quorum of Stockholders

The AT&T bylaws provide that at any meeting of the AT&T stockholders, the holders of 40% of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business.

If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of the stock

The Discovery bylaws provide that, subject to the rights of holders of any series of WBD preferred stock and except as otherwise provided by law or in the WBD charter or the Discovery bylaws, the holders of a majority in total voting power of the outstanding shares of stock entitled to vote at the meeting shall be present or represented by proxy in order to constitute a quorum for the transaction of any

STOCKHOLDER RIGHT	AT&T	WBD
	entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time.	business. Where a separate vote by a class or series of capital stock is required, a majority in total voting power of the outstanding shares of such class or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. In the absence of a quorum, the chair of the meeting may adjourn the meeting from time to time in the manner provided in the Discovery bylaws until a quorum shall be present.

Proxy Access

The AT&T bylaws permit any AT&T stockholder or group of up to 20 AT&T stockholders who have maintained continuous qualifying ownership of 3% or more of the outstanding AT&T common stock for at least the previous three years to include up to a specified number of director nominees in AT&T’s proxy materials for an annual meeting of AT&T stockholders. The maximum number of AT&T stockholder nominees permitted under the proxy access provisions of the AT&T bylaws shall be the greater of two or 20% of the total number of directors of AT&T on the last day a notice of nomination may be submitted.

Notice of a nomination pursuant to the proxy access provisions of the AT&T bylaws must be submitted to the Secretary of AT&T at its principal executive office no earlier than 150 days and no later than 120 days before the anniversary of the date that the proxy statement is mailed for the previous year’s annual meeting of AT&T stockholders; provided, however, that if the annual meeting is not scheduled to be held within a period that

The WBD charter will not, and the Discovery bylaws do not, provide for proxy access.

STOCKHOLDER RIGHT	AT&T	WBD
commences 30 days before such anniversary date and ends 30 days after such anniversary date, the nomination notice by the stockholder must be so submitted by the later of the 150th day prior to such meeting date and the 10th day following the date such meeting date is first publicly announced. The notice must contain certain information specified in the AT&T bylaws.

Advance Notice Procedures	The AT&T bylaws provide that director nominations and the proposal of other business to be considered at an annual meeting of AT&T stockholders may be made by any AT&T stockholder as of the record date for the determination of stockholders entitled to vote at such annual meeting who gives timely notice thereof in proper written form, pursuant to the requirements of the AT&T bylaws, to the Secretary of AT&T. To be timely, a stockholder’s notice to the Secretary must be received at the principal executive offices of AT&T not later than the close of business on the 90th day nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting, subject to certain limitations and qualifications set forth in the AT&T bylaws; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following

The Discovery bylaws provide that nominations by any stockholder and other proposals by any stockholder shall be considered properly brought before an annual meeting of WBD stockholders if the stockholder gives timely notice thereof in writing to WBD’s Secretary. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of WBD not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 100th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by WBD.

If the number of directors to be elected to the WBD Board at an annual meeting is increased and WBD does not make a public

STOCKHOLDER RIGHT	AT&T	WBD

the day on which public announcement of the date of such meeting is first made by AT&T.

Only such business as is specified in the notice for special meetings may be conducted at a special meeting of the AT&T stockholders.

announcement naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to WBD’s Secretary at the principal executive offices of WBD not later than the close of business on the 10th day following the day on which WBD first made such public announcement.

Only such business brought before the special meeting pursuant to WBD’s notice of meeting shall be conducted at a special meeting of WBD stockholders. For a notice of nomination to be timely in connection with a special meeting of WBD stockholders at which directors are to be elected pursuant to WBD’s notice of meeting, such notice must be delivered by any such stockholder entitled to vote in such election of directors to WBD’s Secretary at the principal executive offices of WBD not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the WBD Board to be elected at such meeting.

Amendment of Charter	The AT&T charter provides that AT&T reserves the right to amend and repeal any provision contained in the AT&T charter in the manner prescribed by the laws of the State of Delaware.	The WBD charter will provide that the WBD charter may be amended, altered or repealed in the manner prescribed by the DGCL, except that the amendment of certain provisions of the WBD charter will require approval at a

STOCKHOLDER RIGHT	AT&T	WBD
meeting of WBD stockholders called for that purpose by the affirmative vote of the holders of at least a majority of the outstanding shares of WBD common stock then entitled to vote at any annual or special meeting of WBD stockholders, notwithstanding that a lesser percentage may be permitted from time to time by applicable law.

Amendment of Bylaws by the Board of Directors	The AT&T charter provides that the AT&T Board is expressly authorized to adopt, amend or repeal the AT&T bylaws.	The WBD charter will provide that the WBD Board is expressly authorized to amend, alter or repeal the Discovery bylaws, without the assent or vote of WBD stockholders, by the affirmative vote of at least a majority of the directors then in office.

Dividends	The DGCL provides that AT&T may declare dividends. Holders of AT&T common stock are entitled to participate equally in dividends when dividends are declared by the AT&T Board out of funds legally available for dividends.	The WBD charter will provide that, subject to any preferential rights of any outstanding series of WBD preferred stock, the holders of WBD common stock will be entitled to receive such dividends as may be declared thereon by the WBD Board at any time and from time to time out of assets or funds of WBD legally available therefor and will share equally on a per share basis in such dividends.

Exemption and Limitation of Personal Liability of Directors and Officers	The AT&T charter provides that no director of AT&T shall be liable to AT&T or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to AT&T or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; (3) under Section 174 of the DGCL; or (4) for any transaction from which a director derived an improper benefit.	The WBD charter will provide that no director of WBD will be liable to WBD or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, provided that the WBD charter will not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to WBD or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper

STOCKHOLDER RIGHT	AT&T	WBD
personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of WBD will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Directors and Officers

The AT&T bylaws provide that AT&T shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in the right of the corporation) by reason of the fact that such person is or was a director, officer or employee of AT&T, or, while such person is or was a director, officer or employee of AT&T, such person is or was serving at the request of AT&T as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, but in each case only if and to the extent permitted under applicable state or federal law.

The AT&T bylaws provide that the indemnification provided therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled, and shall continue as to a person who has ceased to be a director, officer, employee, or agent of AT&T, and shall inure to the benefit of the heirs and personal representatives of such a person.

The Discovery bylaws provide that WBD shall indemnify and hold harmless any person who is or was made, or threatened to be made, a party to or is otherwise involved in any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of WBD to procure a judgment in its favor, by reason of the fact that such person is or was a director or officer of WBD, or while a director or officer of WBD is or was serving at the request of WBD as a director, officer employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprises including non-profit enterprises, against all liabilities and losses, judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees and disbursements).

The Discovery bylaws provide that the indemnification provided therein shall not be exclusive of any other rights to which those indemnified may have or hereafter acquire.

STOCKHOLDER RIGHT	AT&T	WBD

Choice of Forum	The AT&T bylaws provide that, unless the AT&T Board, acting on behalf of AT&T, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of AT&T, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or agent of AT&T to AT&T or its stockholders, (3) any action asserting a claim against AT&T or any of its stockholders, directors, officers or other employees arising pursuant to any provision of the DGCL, the AT&T charter or the AT&T bylaws, (4) any action asserting a claim against AT&T or any of its stockholders, directors, officers or other employees governed by the internal affairs doctrine, (5) any action, suit or proceeding regarding indemnification or advancement or reimbursement of expenses arising out of the AT&T charter, the AT&T bylaws or otherwise, in all cases to the fullest extent permitted by law, (6) any complaint asserting a cause of action arising under the Securities Act or (7) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL.	The WBD charter will provide that unless WBD consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of WBD, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, stockholder or agent of WBD to WBD or its stockholders, (3) any action or proceeding asserting a claim arising out of or pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery (including, without limitation, any action asserting a claim arising out of or pursuant to the WBD charter or the bylaws of the combined company) or (4) any action or proceeding asserting a claim governed by the internal affairs doctrine. Unless WBD consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act and the rules and regulations thereunder.

CERTAIN BENEFICIAL OWNERS OF DISCOVERY CAPITAL STOCK

Security Ownership of Certain Beneficial Owners of Discovery

The following table sets forth information, to the extent known by Discovery or ascertainable from public filings, concerning the beneficial ownership of each person or entity, other than certain of Discovery’s directors and executive officers whose ownership information follows, who owns more than five percent of the issued and outstanding shares of each class of Discovery’s common stock and preferred stock as of November 1, 2021. As the holder of Discovery Series A-1 preferred stock, ANPP will be entitled to vote, on an as-converted to common stock basis, with the holders of common stock on matters other than the election of common stock directors.

The percentage ownership is based upon 169,207,249 shares of Discovery Series A common stock, 6,512,378 shares of Discovery Series B common stock, 330,146,263 shares of Discovery Series C common stock, 7,852,582 and four-ninths (4/9ths) shares of Discovery Series A-1 preferred stock and 4,313,349 and one-half (1/2) shares of Discovery Series C-1 preferred stock issued and outstanding as of November 1, 2021. The voting power shown in the table below reflects the beneficial owner’s voting power in relation to the aggregate voting power of the shares of Discovery voting stock as of November 1, 2021.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class	Voting Power (%)
Advance/Newhouse(1) 6350 Court Street East Syracuse, NY 13057	Series A common stock	70,673,242	(2)	29.5	23.2	(2)
	Series C common stock	96,034,376	(3)	23.2	—
	Series A-1 preferred stock	7,852,583		100	23.2
	Series C-1 preferred stock	4,313,350		100	—

BlackRock Inc. 55 East 52nd Street New York, NY 10022	Series A common stock Series C common stock	14,736,007 23,071,879	(4) (5)	8.7 7.0	4.8 —

ClearBridge Investments, LLC 620 8th Avenue New York, NY 10018	Series A common stock	12,936,993	(6)	7.6	4.2

Credit Suisse AG Uetlibergstrasse 231 P.O. Box 900, CH 8070 Zurich, Switzerland	Series A common stock	14,765,066	(7)	8.7	4.8

FMR LLC 245 Summer Street Boston, MA 02210	Series A common stock	9,692,114	(8)	5.7	3.2

State Street Corporation One Lincoln Street Boston, MA 0211	Series C common stock	19,949,892	(9)	6.0	—

The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	Series A common stock Series C common stock	17,845,374 33,113,132	(10) (11)	10.5 10.0	5.9 —

(1)

An Amendment No. 15 to Schedule 13D was jointly filed on May 17, 2021 on behalf of ANPP, ANP, NBCo, Advance, Newhouse Family Holdings, L.P. (“NFH”) and Advance Long-Term Management Trust (“Advance Long-Term Trust”). NBCo beneficially owns such shares indirectly through its 65% interest in ANPP and 61.24% interest in ANP, and each of Advance, NFH and Advance Long-Term Trust beneficially owns such shares indirectly through its 35% interest in ANPP and 38.76% interest in ANP.

NFH disclaims beneficial ownership of the shares of Discovery preferred stock held by Advance/Newhouse and the shares of Discovery’s common stock into which the Discovery preferred stock is convertible. Advance Long-Term Trust, is the sole general partner of NFH and also disclaims beneficial ownership of the shares of Discovery preferred stock and the shares of Discovery’s common stock into which the Discovery preferred stock is convertible. The trustees of the Advance Long-Term Trust are Samuel I. Newhouse, III, Steven O. Newhouse, Michael A. Newhouse, Victor F. Ganzi, and Thomas S. Summer, each of whom disclaims beneficial ownership of the shares of Discovery preferred stock held by Advance/Newhouse and Discovery’s common stock into which the Discovery preferred stock is convertible.
(2)

Includes shares of Discovery Series A common stock that would be acquired upon conversion of the shares of Discovery Series A-1 convertible preferred stock that are currently issued and outstanding. ANPP has beneficial ownership of 70,673,242 shares of Discovery Series A common stock on an as-converted to common stock basis. Each of NBCo, Advance, NFH and Advance Long-Term Trust beneficially owns such shares indirectly through its interest in ANPP.

(3)

Includes shares of Discovery Series C common stock that would be acquired upon conversion of the shares of Discovery Series C-1 preferred stock that are currently issued and outstanding. ANPP has beneficial ownership of 91,889,280.86 shares of Discovery Series C common stock. ANP has beneficial ownership of 4,145,095.53 shares of Series C common stock. Each of NBCo, Advance, NFH and Advance Long-Term Trust beneficially owns such shares indirectly through its interest in ANPP and ANP.

(4)

The number of shares is based on Amendment No. 11 to Schedule 13G filed January 29, 2021 by BlackRock Inc., a parent holding company, on behalf of the subsidiaries listed in Exhibit A of its filing, none of which beneficially owns five percent or greater of Discovery Series A common stock. BlackRock Inc. is deemed to be the beneficial owner of 14,736,007 shares of Discovery Series A common stock as a result of acting as a parent holding company.

(5)

The number of shares is based on Amendment No. 6 to Schedule 13G filed January 29, 2021 by BlackRock Inc., a parent holding company on behalf of the subsidiaries listed in Exhibit A of its filing, none of which beneficially owns five percent or greater of Discovery Series C common stock. BlackRock Inc. is deemed to be beneficial owner of 23,071,879 shares of Discovery Series C common stock as a result of acting as a parent holding company.

(6)

The number of shares is based on Amendment No. 7 to Schedule 13G filed February 9, 2021 by ClearBridge Investments, LLC (“ClearBridge”). ClearBridge is deemed to be the beneficial owner of 12,936,993 shares of Discovery Series A common stock as a result of acting as an investment advisor.

(7)

The number of shares is based on Amendment No. 1 to Schedule 13G filed February 23, 2021 by Credit Suisse AG (“CS”). CS is deemed to be the beneficial owner of 14,765,066 shares of Discovery Series A common stock as a result of acting as a bank and parent holding company.

(8)	The number of shares is based on Amendment No. 2 to Schedule 13G filed February 8, 2021 by FMR LLC and Abigail P. Johnson.
(9)	The number of shares is based on the Schedule 13G filed February 16, 2021 by State Street Corporation, a parent holding company on behalf of the subsidiaries listed in Exhibit 1 of its filing.
(10)

The number of shares is based on Amendment No. 11 to Schedule 13G filed February 10, 2021 by The Vanguard Group, Inc. (“Vanguard”). Vanguard is deemed to be the beneficial owner of 17,845,374 shares of Discovery Series A common stock as a result of acting as an investment advisor.

(11)

The number of shares is based on Amendment No. 7 to Schedule 13G filed February 10, 2021 by Vanguard. Vanguard is deemed to be the beneficial owner of 33,113,132 shares of Discovery Series C common stock as a result of acting as an investment advisor.

Security Ownership of Discovery and WBD Management

The following table sets forth information with respect to the beneficial ownership by each of (1) Discovery’s named executive officers and directors, (2) the currently expected nominees to the WBD Board and (3) all of Discovery’s directors and executive officers and the currently expected nominees to the WBD Board as a group of shares of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock.

The percentage ownership is based upon 169,207,249 shares of Discovery Series A common stock, 6,512,378 shares of Discovery Series B common stock, 330,146,263 shares of Discovery Series C common stock, 7,852,582 and four-ninths (4/9ths) shares of Discovery Series A-1 preferred stock and 4,313,349 and one-half (1/2) shares of Discovery Series C-1 preferred stock issued and outstanding as of November 1, 2021.

Shares of Discovery’s common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For purposes of the following presentation, beneficial ownership of shares of Discovery Series B common stock, though convertible on a one-for-one basis into shares of Discovery Series A common stock, is reported as beneficial ownership of Discovery Series B common stock only, and not as beneficial ownership of Discovery Series A common stock.

The voting power shown in the table below reflects the beneficial owner’s voting power in relation to the aggregate voting power of the shares of Discovery voting stock as of November 1, 2021. The persons indicated below have sole voting power with respect to the shares owned by them, except as otherwise stated in the notes to the table. The address of each person listed below is 230 Park Avenue South, New York, NY 10003.

Name and Address of Beneficial Owner	Title of Class of Discovery’s Common Stock	Amount and Nature of Beneficial Ownership(1)		Percent of Class	Voting Power (%)
David M. Zaslav	Series A	4,009,657		2.3	*
Chief Executive Officer, President and Director	Series C	1,258,353		*
Nominee to the WBD Board

Gunnar Wiedenfels	Series A	69,718		*	*
Chief Financial Officer	Series C	75,000		*

Bruce L. Campbell	Series A	435,614		*	*
Chief Development, Distribution and Legal Officer	Series C	40,794		*

Peter Faricy	Series A	—		*	*
Former Chief Executive Officer, Global Direct-to-Consumer

David C. Leavy	Series A	7,055		*	*
Chief Corporate Operating Officer	Series C	5,521		*

Jean-Briac Perrette	Series A	255,620		*	*
President and CEO of Discovery International	Series C	538		*

Robert J. Miron	Series A	22,893		*	*
Director, Board Chair	Series B	56		*
	Series C	23,417		*

Robert R. Beck	Series A	28,565		*	*
Director	Series B	11,258		*
	Series C	119,720		*

Robert R. Bennett	Series A	15,132	(2)	*	*
Director	Series C	196,240	(2)	*

Name and Address of Beneficial Owner	Title of Class of Discovery’s Common Stock	Amount and Nature of Beneficial Ownership(1)		Percent of Class	Voting Power (%)

Paul A. Gould	Series A	177,626		*	*
Director	Series B	87,317		1.3
	Series C	447,255		*

Robert L. Johnson	Series A	—		*	*
Director

Kenneth W. Lowe	Series A	7,878		*	*
Director	Series C	1,007,903		*

John C. Malone	Series A	1,106,323	(3)	*	20.6
Director	Series B	6,185,279	(3)(4)	95.0
Expected Nominee to the WBD Board	Series C	12,241,762	(3)(5)	3.7

Steven A. Miron	Series A	58,494		*	*
Director	Series C	24,361		*
Nominee to the WBD Board

Daniel E. Sanchez	Series A	6,790		*	*
Director	Series C	22		*

Susan M. Swain	Series A	—		*	*
Director

J. David Wargo	Series A	6,649		*	*
Director	Series C	137,582		*

Steven O. Newhouse	Series C	343		*	*
Nominee to the WBD Board

All directors and executive officers of Discovery and currently expected nominees to the WBD Board as a group (21 persons)	Series A Series B Series C	6,315,596 6,283,910 15,589,900		3.7 96.5 4.6	22.0

*	Less than one percent

(1)	Includes beneficial ownership of shares that may be acquired upon exercise of stock options already vested or exercisable within 60 days, in the amounts below:

	Series A	Series B	Series C
David M. Zaslav	1,770,663	0	0
Gunnar Wiedenfels	40,000	0	0
Bruce L. Campbell	240,385	0	0
Jean-Briac Perrette	0	0	0
Robert J. Miron	0	0	0
Robert R. Beck	0	0	0
Robert R. Bennett	0	0	0
Paul A. Gould	0	0	0
John C. Malone	0	0	0

	Series A	Series B	Series C
Steven A. Miron	0	0	0
J. David Wargo	0	0	0
Steven O. Newhouse	0	0	0
All directors and executive officers of Discovery and currently expected nominees to the WBD Board as a group (21 persons)	2,151,272	0	0

(2)	Shares are owned by Hilltop Investments III, LLC, which is jointly owned by Mr. Bennett and his wife.
(3)

Includes (1) 170,471 shares of Discovery Series B common stock held by Dr. Malone’s wife, as to which shares Dr. Malone disclaims beneficial ownership and (2) 91,789 shares of Discovery Series B common stock held by trusts for the benefit of Dr. Malone’s children with respect to which Dr. Malone is not the trustee, has no voting or investment power, and has a power of substitution with respect to the shares held in the trusts, as to which shares Dr. Malone disclaims beneficial ownership. Also includes 1,104,323 shares of Discovery Series A common stock and 8,134,362 shares of Discovery Series C common stock held by trusts, with respect to which Dr. Malone is the sole trustee, and 455,400 shares of Discovery Series C common stock held by the Malone Family Land Preservation Foundation, as to which Dr. Malone disclaims beneficial ownership.

(4)

On February 13, 2014, Dr. Malone entered into an agreement with Mr. Zaslav granting Mr. Zaslav voting and purchase rights with respect to the 5,923,019 shares of Discovery Series B common stock that Dr. Malone owns, which will be in effect for as long as Mr. Zaslav is employed as the principal executive officer of Discovery or serving on the Discovery Board. Pursuant to such agreement, Mr. Zaslav will have the right to vote the shares of Discovery Series B common stock any time Dr. Malone is not personally voting or directing the vote of such shares of Discovery Series B common stock. Any proposals regarding the transfer of such shares of Discovery Series B common stock will require that Mr. Zaslav first be notified and that exclusive negotiation discussions be entered into to seek agreement on mutually acceptable terms for Mr. Zaslav to purchase the shares. If Mr. Zaslav or an entity he controls does not purchase the shares, Mr. Zaslav will not have any further rights under the agreement or any further rights to purchase such shares of Discovery Series B common stock. The agreement’s voting and purchase rights will not be applicable in connection with the Transactions.

(5)	Includes 3,650,000 shares of Discovery Series C common stock which have been pledged in support of one or more lines of credit or margin accounts as of October 31, 2021.

CERTAIN BENEFICIAL OWNERS OF AT&T COMMON STOCK

Certain Beneficial Owners

The following table lists the beneficial ownership of each person holding more than 5% of AT&T’s outstanding common stock as of September 30, 2021 (based on a review of filings made with the SEC on Schedules 13D and 13G).

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
BLACKROCK, INC. 55 East 52nd St., New York, NY 10055	485,568,654	(a)	6.8%
THE VANGUARD GROUP 100 Vanguard Blvd., Malvern, PA 19355	556,695,212	(b)	7.81%

(a)

Based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 29, 2021, which reported the following: sole voting power of 424,242,052 shares; shared voting power of 0 shares; sole dispositive power of 485,568,654 shares; and shared dispositive power of 0 shares.

(b)

Based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 10, 2021, which reported the following: sole voting power of 0 shares; shared voting power of 11,578,781 shares; sole dispositive power of 525,202,532 shares; and shared dispositive power of 31,492,680 shares.

Directors and Officers

The following table lists the beneficial ownership of AT&T common stock and non-voting stock units as of September 30, 2021, held by (1) each director of AT&T, (2) each of AT&T’s current named executive officers, and (3) all directors and executive officers as a group. As of that date, each director and officer listed below, and all directors and executive officers as a group, owned less than 1% of AT&T’s outstanding common stock. Except as noted below, the persons listed in the table have sole voting and investment power with respect to the securities indicated.

Beneficial Owner	Total Beneficial Ownership(a)(e)	Non-Voting Vested Stock Units(b)
SAMUEL A. DI PIAZZA, JR.	34,480	80,314
SCOTT T. FORD	81,319	101,881
GLENN H. HUTCHINS(c)	167,651	87,118
WILLIAM E. KENNARD	0	52,856
DEBRA L. LEE	0	15,028
STEPHEN J. LUCZO	400,000	23,604
MICHAEL B. MCCALLISTER	55,399	65,700
BETH E. MOONEY	28,700	84,851
MATTHEW K. ROSE	98,100	154,156
CYNTHIA B. TAYLOR	5,718	69,077
LUIS A. UBIÑAS	0	0
GEOFFREY Y. YANG(d)	258,211	39,233
JOHN T. STANKEY	452,564	376,870
PASCAL DESROCHES	192,439	154,758
JASON KILAR	208,310	1,234,992
DAVID R. MCATEE II	218,717	550,180
JEFF S. MCELFRESH	76,691	209,741
JOHN J. STEPHENS	870,642	485,605
RANDALL L. STEPHENSON	2,650,583	741,930
All Executive Officers and Directors as a group (consisting of 23 persons, including those named above)	6,100,640	4,681,077

(a)	There are no stock options exercisable or restricted stock units distributable within 60 days of the date of this table.
(b)

Represents number of vested stock units held by the director or executive officer, where each stock unit is equal in value to one share of AT&T common stock. The stock units are paid in common stock or cash depending upon the plan and the election of the participant at times specified by the relevant plan. None of the stock units listed may be converted into common stock within 60 days of the date of this table. AT&T’s plans permit non-employee directors to acquire stock units (also referred to as deferred stock units) by deferring the receipt of retainers into stock units and through a yearly grant of stock units. Officers may acquire stock units by participating in stock-based compensation deferral plans or through vested stock awards. Stock units carry no voting rights.

(c)	Mr. Hutchins disclaims beneficial ownership of 3,322 shares held in trust for his siblings.
(d)	Mr. Yang disclaims beneficial ownership of 33,558 shares held in a limited partnership.
(e)	The following persons share voting and investment power with other persons with respect to the following numbers of shares:

Beneficial Owner	Shared Voting and Investment Power Shares
GLENN H. HUTCHINS	167,651
MICHAEL B. MCCALLISTER	50,364
BETH E. MOONEY	28,700
MATTHEW K. ROSE	208,050
CYNTHIA B. TAYLOR	196
GEOFFREY Y. YANG	131,035
JOHN T. STANKEY	441,867
DAVID R. MCATEE II	213,757
JOHN J. STEPHENS	362,043
RANDALL L. STEPHENSON	2,642,320

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ancillary Agreements

Discovery, AT&T and Spinco or their respective subsidiaries, in each case as applicable, have entered into or, before the completion of the Transactions, will enter into, the Ancillary Agreements relating to the Transactions and various interim and on-going relationships between Discovery, AT&T and Spinco. See “Other Agreements Related to the Transactions.”

Registration Rights Agreement

Existing Registration Rights Agreement

Pursuant to a registration rights agreement, dated as of September 17, 2008, as amended (the “Existing Registration Rights Agreement”), between Discovery and ANPP, subject to certain limitations and restrictions, ANPP has the right to require Discovery to use its reasonable efforts to register the shares of Discovery Series A common stock and Discovery Series C common stock issuable upon conversion of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock, respectively, owned by ANPP. ANPP has the right to demand up to three such registrations, subject to certain conditions. Discovery will be responsible for customary registration expenses incurred in connection with any such registration. Subject to certain limitations and restrictions, ANPP has the right to assign any or all of its registration rights to any member of the ANPP stockholder group and to third parties. Any such transferee is required to agree to be bound by the Existing Registration Rights Agreement and such transfer is to be effected in accordance with applicable securities laws. ANPP may effect an underwritten public offering with respect to shares included in a shelf registration statement so long as the gross proceeds to the selling holders are expected to exceed $100.0 million. ANPP will be permitted to select one co-lead bookrunning managing underwriter for such public offering reasonably acceptable to Discovery and Discovery will select the remaining co-lead bookrunning managers for such public offering.

ANPP also has piggyback registration rights to participate in any primary or secondary offering of shares of Discovery Series A common stock and Discovery Series C common stock by Discovery, whether for its own account or for the account of any other stockholders.

The Existing Registration Rights Agreement also contains customary provisions relating to blackout periods and indemnification.

Pursuant to the Consent Agreement, between the date of the Discovery special meeting and the effective time of the Merger, ANPP and any member of the ANPP stockholder group may exercise a demand right under and in accordance with the terms of the Existing Registration Rights Agreement. If such a demand right is exercised, Discovery will use commercially reasonable efforts to provide an effective registration statement available for such demand for at least one period of 30 consecutive trading days prior to the completion of the Merger unless such completion is reasonably expected to occur within three months of the Discovery special meeting.

New Registration Rights Agreement

In connection with the Transactions, Discovery will enter into a new registration rights agreement (the “New Registration Rights Agreement”) on customary terms with Advance/Newhouse, which will be effective following the completion of the Merger. Pursuant to the New Registration Rights Agreement, subject to certain limitations and restrictions, Advance/Newhouse will have the right to require WBD to use its reasonable efforts to register the shares of WBD common stock owned by Advance/Newhouse, and Advance/Newhouse will have the right to demand up to five such registrations.

LEGAL MATTERS

The validity of the shares of Spinco common stock offered hereby with respect to the Transactions is being passed upon for Spinco by Sullivan & Cromwell LLP. The validity of the issuance of WBD common stock pursuant to the Merger Agreement and in connection with the Charter Amendment is being passed upon for Discovery by Debevoise & Plimpton LLP. Sullivan & Cromwell LLP will provide to AT&T a legal opinion regarding certain U.S. federal income tax matters relating to the Distribution and the Merger.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Discovery, Inc., incorporated in this prospectus by reference to Discovery, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AT&T Inc. (including the schedule appearing therein) incorporated by reference in AT&T Inc.’s Current Report on Form 8-K as filed with the SEC on June 21, 2021 for the year ended December 31, 2020 and the effectiveness of AT&T’s internal control over financial reporting as of December 31, 2020 incorporated by reference in AT&T Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2020, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The Combined Financial Statements of the WarnerMedia Business as of September 30, 2021 and December 31, 2020 and 2019 and for the nine months ended September 30, 2021 and each of the years ended December 31, 2020 and 2019 included in this prospectus of WarnerMedia Business, which is referred to and made part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Spinco is filing with the SEC a registration statement on Form S-4 and Form S-1 (Reg. No. 333-                ), of which this prospectus forms a part, under the Securities Act to register with the SEC the issuance of the shares of Spinco common stock to be delivered in the Exchange Offer to stockholders whose shares of AT&T common stock are accepted for exchange and distributed to stockholders in a potential Clean-Up Spin-Off. If the AT&T Board elects to complete the Distribution by way of the Exchange Offer, AT&T will also file a Tender Offer Statement on Schedule TO with the SEC with respect to the Exchange Offer. This prospectus constitutes AT&T’s offer to exchange, in addition to being a prospectus of Spinco.

Discovery is filing with the SEC a registration statement on Form S-4 (Reg. No. 333-                ) to register the issuance of shares of WBD common stock that will be issued pursuant to the Merger Agreement and in connection with the Charter Amendment. In addition, Discovery will separately file a proxy statement/prospectus that relates to the special meeting of Discovery stockholders to, among other things, approve the Charter Amendment proposals, the Share Issuance proposal and the “Golden Parachute” Compensation proposal.

This prospectus does not contain all of the information set forth in the registration statements, the exhibits to the registration statements or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to AT&T, Spinco and Discovery, reference is made to the registration statements and their exhibits.

Statements contained in this prospectus or in any document incorporated by reference into this prospectus as to the contents of any agreement or other document referred to within this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable agreement or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this prospectus regarding an agreement or other document is qualified in all respects by such agreement or other document.

You may read all or any portion of the registration statements filed by Spinco or Discovery on the SEC’s internet website at www.sec.gov. The SEC’s website also contains reports, proxy statements and prospectuses and other information regarding registrants, such as AT&T and Discovery, that file electronically with the SEC. You can also find additional information about AT&T and Spinco at www.att.com and about Discovery at www.discovery.com. AT&T’s and Discovery’s website addresses are provided as an inactive textual reference only. Information contained on AT&T’s and Discovery’s website is not incorporated by reference into this prospectus, and you should not consider information contained on those websites as part of this prospectus.

The SEC allows certain information to be “incorporated by reference” into this prospectus. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded or modified by information contained directly in this prospectus or by information contained in documents filed with or furnished to the SEC by AT&T, Spinco or Discovery after the date of this prospectus that is incorporated by reference in this prospectus. This means that AT&T, Spinco and Discovery can disclose important information to you by referring to another document filed separately with the SEC.

This prospectus incorporates by reference the documents set forth below that AT&T or Discovery have filed with the SEC. These documents contain important information about AT&T, Discovery and their respective business and financial conditions.

AT&T:

•

AT&T’s Annual Report on Form 10-K filed on February 25, 2021 for the year ended December 31, 2020 and Current Report on Form 8-K filed on June 21, 2021 (which updates AT&T’s audited financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020);

•	AT&T’s Definitive Proxy Statement on Schedule 14A filed on March 11, 2021;

•

AT&T’s Quarterly Reports on Form 10-Q filed on May 6, 2021 for the quarterly period ended March 31, 2021, August 5, 2021 for the quarterly period ended June 30, 2021 and November 4, 2021 for the quarterly period ended September 30, 2021; and

•

AT&T’s Current Reports on Form 8-K filed on January 25, 2021, January  27, 2021, February  1, 2021, February  25, 2021, March  23, 2021, March  30, 2021, April  9, 2021, April  22, 2021, May  5, 2021, May  17, 2021, May  20, 2021, June  10, 2021, June  25, 2021, July  19, 2021, July  22, 2021, August  2, 2021 and October 21, 2021.

Discovery:

•	Discovery’s Annual Report on Form 10-K filed on February 22, 2021 for the year ended December 31, 2020;

•	Discovery’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2021;

•

Discovery’s Quarterly Reports on Form 10-Q filed on April 29, 2021 for the quarterly period ended March 31, 2021, August 3, 2021 for the quarterly period ended June 30, 2021 and November 3, 2021 for the quarterly period ended September 30, 2021; and

•

Discovery’s Current Reports on Form 8-K filed on February 11, 2021, February  19, 2021, April  20, 2021, May  17, 2021, May  20, 2021, June  10, 2021, June  16, 2021, July  1, 2021, July  20, 2021 and October 14, 2021.

In addition, this prospectus also incorporates by reference additional documents that AT&T and Discovery may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date that shares are accepted pursuant to the Exchange Offer (or the date that the Exchange Offer is terminated). These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

This prospectus does not, however, incorporate by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of AT&T’s or Discovery’s Current Reports on Form 8-K and information filed after the date of this prospectus unless, and except to the extent, specified in such Current Reports.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

AT&T’s documents incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents, are available without charge upon request to AT&T Stockholder Services at the following address and telephone numbers:

AT&T Inc. One AT&T Plaza 208 South Akard Street Dallas, Texas 75202 (210) 821-4105

Attn: Stockholder Services

Discovery’s documents incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents, are available without charge upon request to Discovery Investor Relations at the following address and telephone numbers:

Discovery, Inc. 230 Park Avenue South New York, New York 10003 (212) 548-5555

Attn: Investor Relations

If you would like to request documents, please do so no later than                ,              to ensure timely delivery.

AT&T, Spinco and Discovery have not authorized anyone to give any information or make any representation about the Exchange Offer that is different from, or in addition to, that contained in this prospectus or in any of the materials that are incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in AT&T’s, Discovery’s or the WarnerMedia Business’s affairs since the date of this prospectus. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged with Governance of AT&T WarnerMedia Business (A Component of AT&T Inc.).

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the AT&T WarnerMedia Business (A Component of AT&T Inc.) (the Company) as of September 30, 2021, December 31, 2020 and 2019, the related combined statements of operations, other comprehensive income, cash flows and equity for the nine-month period ended September 30, 2021 and the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2021, December 31, 2020 and 2019, and the results of its operations and its cash flows for the nine-month period ended September 30, 2021 and the years ended December 31, 2020 and 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to Those Charged with Governance and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Pre-release film impairments

Description of the Matter

As disclosed in Note 2 to the combined financial statements, film costs are stated at the lower of cost, less accumulated amortization, or fair value. As disclosed in Note 11 to the combined financial statements, the unamortized balance related to completed and not released and in production theatrical films was $438 million and $1,669 million at September 30, 2021, respectively.

Auditing the Company’s impairment evaluation for theatrical films prior to release is challenging and subjective as the key inputs into the analysis include estimates of future revenue-generating activities, which may differ from future actual results. These estimates are based in part on the historical performance of similar films, the star power of the lead actors, the rating and genre of the film, pre-release market research (including test market screenings), international distribution plans and the expected number of theaters in which the film will be released.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s theatrical impairment review process. Our procedures included testing controls over management’s review of unreleased theatrical films for indicators of impairment and management’s determination of the significant assumptions described above.

Our audit procedures to test management’s assessment of unreleased theatrical films for impairment included, among others, testing the completeness and accuracy of the underlying data as well as the significant assumptions described above. For example, we assessed management’s assumptions of future revenue-generating activities by comparing them to historical performance of comparable films and to current operating information, and we considered the historical accuracy of management’s estimates. We also performed sensitivity analyses to evaluate the potential changes in the estimated profitability of unreleased films resulting from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Dallas, Texas

November 17, 2021

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Statements of Operations

(In Millions)

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating Revenues
Subscription revenue	$9,460	$10,758	$10,582
Advertising revenue	3,315	3,925	4,537
Content revenue	7,920	9,324	13,214
Related party revenue	2,838	3,384	3,612
Other revenue	630	755	981

Total operating revenue	24,163	28,146	32,926

Operating Expenses
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	13,909	15,956	18,010
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)	4,937	6,112	6,181
Related party expense	328	704	292
Depreciation and amortization expense	3,421	4,961	5,360

Total operating expense	22,595	27,733	29,843

Operating Income	1,568	413	3,083

Other Expenses
Interest expense, net	110	147	426
Other expense, net	273	329	243

Total other expenses	383	476	669

Income (loss) before income taxes	1,185	(63)	2,414

Income tax expense (benefit)	233	(75)	134

Net income	$952	$12	$2,280

The accompanying notes are an integral part of the Combined Financial Statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Statements of Other Comprehensive Income

(In Millions)

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net income	$952	$12	$2,280
Other comprehensive income, net of tax:

Foreign currency translation
Unrealized (losses) gains occurring during the period, net of taxes of $(7), $2 and $9	(13)	128	47

Benefit obligations
Prior service cost, net of taxes of $8, $0 and $(1)	(32)	(2)	(3)

Derivative instruments
Unrealized (losses) gains occurring during the period, net of taxes of $3, $(2) and $(2)	(11)	1	8
Reclassification adjustment included in net income, net of taxes of $(1), $(2) and $1	2	1	(5)

Change in derivative instruments	(9)	2	3

Other comprehensive (loss) income	(54)	128	47

Total Comprehensive Income	$898	$140	$2,327

The accompanying notes are an integral part of the Combined Financial Statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Balance Sheets

(In Millions)

	September 30, 2021	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$2,335	$1,494	$2,069
Accounts receivable – net of related allowance for credit loss of $105, $212 and $255	4,807	5,738	6,027
Related party accounts receivable	565	429	490
Prepaid expenses	569	663	671
Other current assets	490	478	280

Total current assets	8,766	8,802	9,537

Noncurrent inventories and theatrical film and television production costs	17,811	14,728	12,313
Property, plant and equipment, net	4,148	4,408	4,475
Goodwill	39,706	40,214	39,857
Trademarks and tradenames, net	16,846	17,339	17,332
Distribution networks, net	12,408	13,793	15,345
Other intangible assets, net	12,015	13,113	15,111
Investments, including available-for-sale securities	1,380	1,189	2,623
Operating lease right-of-use assets	2,349	2,381	2,377
Other assets	3,196	2,539	3,058

Total assets	$118,625	$118,506	$122,028

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$9,012	$9,708	$8,842
Related party accounts payable	77	48	37
Debt maturing within one year	13	22	10
Other current liabilities	1,372	1,611	1,291

Total current liabilities	10,474	11,389	10,180

Noncurrent liabilities
Long-term debt	1,721	1,765	1,885
Deferred income taxes	11,462	11,703	12,282
Postemployment benefit obligation	75	84	79
Other noncurrent liabilities	6,949	6,998	7,085

Total liabilities	30,681	31,939	31,511

Commitments and contingencies (Note 20)

Equity
Net parent investment	87,860	86,429	90,507
Accumulated other comprehensive income	84	138	10

Total equity	87,944	86,567	90,517

Total liabilities and equity	$118,625	$118,506	$122,028

The accompanying notes are an integral part of the Combined Financial Statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Statements of Cash Flows

(In Millions)

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating Activities
Net income	$952	$12	$2,280
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of film and television costs	8,192	8,688	9,553
Depreciation and amortization	3,421	4,961	5,360
Provision for uncollectible accounts	(36)	71	28
Asset impairments	117	808	255
Share-based compensation expense	146	216	194
Net loss on investment, net of impairments	221	168	38
Actuarial (gain) loss on pension and postretirement benefits	(211)	153	13
Deferred income tax (benefit)	(186)	(499)	(221)
Net accretion/amortization of discount (premium)	(12)	(16)	(26)
Gain on early extinguishment of debt	—	—	(187)
Premiums paid and costs incurred on debt redemption	—	13	376
Changes in operating assets and liabilities:
Receivables	870	374	3,619
Prepaid expenses and other current assets	83	(233)	28
Inventories and theatrical film and television production costs	(11,302)	(11,446)	(11,921)
Operating lease-right of use assets	53	80	122
Accounts payable and other accrued liabilities	(966)	1,036	(380)
Postretirement claims and contributions	(118)	(145)	(104)
Other, net	(607)	414	(144)

Cash Provided by Operating Activities	617	4,655	8,883

Investing Activities
Capital expenditures	(544)	(608)	(675)
(Purchases) sales of investments, net	(194)	(42)	224
Dispositions	471	65	245
Acquisitions, net of cash acquired	—	(233)	—

Cash Used in Investing Activities	(267)	(818)	(206)

Financing Activities
Repayment of long-term debt	(2)	(172)	(15,435)
Principal payments on finance leases	(25)	(20)	(16)
Premiums paid and costs incurred on debt redemption	—	(13)	(376)
Net transfers (to) from Parent	518	(4,214)	7,767

Cash Provided by (Used in) Financing Activities	491	(4,419)	(8,060)

Net increase (decrease) in cash and cash equivalents and restricted cash	841	(582)	617
Cash and cash equivalents and restricted cash at beginning of year	1,495	2,077	1,460

Cash and Cash Equivalents and Restricted Cash End of Period	$2,336	$1,495	$2,077

The accompanying notes are an integral part of the Combined Financial Statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Statements of Equity

(In Millions)

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net Parent Investment
Balance at beginning of period	$86,429	$90,507	$80,380
Net income	952	12	2,280
Share-based compensation funded by Parent	146	216	194
Net transfers to (from) Parent	333	(4,306)	7,653

Balance at end of period	87,860	86,429	90,507

Accumulated other comprehensive income, net of tax
Balance at beginning of period	$138	$10	$(37)
Other comprehensive (loss) income	(54)	128	47

Balance at end of period	84	138	10

Total equity at end of period	$87,944	$86,567	$90,517

The accompanying notes are an integral part of the Combined Financial Statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

The accompanying Combined Financial Statements include the accounts of all operations that comprise AT&T Inc.’s (“AT&T” or the “Parent”) WarnerMedia segment excluding the Xandr, Crunchyroll, Chilevision and Playdemic Limited businesses (the “Company,” “WarnerMedia,” “we” or “us”). On May 17, 2021, AT&T announced a definitive agreement (the “Transaction”) to combine the Company with Discovery, Inc.’s (“Discovery”) leading nonfiction and international entertainment and sports businesses to create a standalone global entertainment company. Under the terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, AT&T will receive $43,000 (subject to adjustment) in a combination of cash, debt securities and the Company’s retention of certain debt. AT&T’s shareholders that hold the Company’s common stock immediately prior to the merger will be entitled to receive stock of the combined company representing 71% of the combined company and Discovery shareholders immediately prior to the merger will own 29% of the combined company, in each case on a fully diluted basis. The Transaction is subject to customary closing conditions including approval by regulatory authorities. AT&T is still evaluating the structure of the Transaction as a Spin-off pro rata dividend or a Split-off exchange offer. In the event of a Spin-off, AT&T would distribute shares of common stock of the Company to AT&T shareholders as a pro rata dividend. If AT&T elects to complete the distribution by way of a Split-off exchange offer, AT&T shareholders may choose to tender their AT&T shares for shares of common stock of the Company. In either case, the shares of common stock of the Company held by AT&T shareholders immediately prior to the merger with Discovery would automatically convert into shares of the combined company.

We are a global media and entertainment company that develops, produces and acquires feature films, television, gaming and other content for monetization in various media outlets including theatrical, basic and premium pay television, free-to-air television, direct-to-consumer services and physical / digital retail stores.

On June 14th, 2018, AT&T completed its acquisition of Time Warner Inc. (“Time Warner”), a leading media and entertainment company, whose businesses include television networks, film and TV entertainment (the “Acquisition”). Upon closing of the Acquisition, the Time Warner business became a wholly owned subsidiary of AT&T and is included in the WarnerMedia segment. The accompanying Combined Financial Statements reflect the pushdown of acquisition accounting for the assets and liabilities of the Company which existed as of the acquisition date.

Basis of Presentation

Our Combined Financial Statements represent the operations of WarnerMedia and have been prepared on a carve-out basis. Our Combined Financial Statements have been derived from AT&T’s consolidated financial statements and accounting records and reflect our Combined Statements of Operations, Balance Sheets and Statements of Cash Flows in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

AT&T provides certain corporate services to the Company and costs associated with these services have been allocated accordingly. These allocations include costs related to corporate finance, human resources, business development, legal, treasury, real estate, external affairs, compliance and other services. The costs of such services have been allocated to us based on an allocation metric which best represents our portion of corporate expenses incurred, primarily based on the relative percentage of expected revenue. Management believes such allocations are reasonable; however, they may not be indicative of the actual expenses that would have been incurred had we been operating independently for the periods presented. See Note 13.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

AT&T maintains a number of share-based compensation plans, pension plans, and post-retirement plans at a corporate level. Our employees participate in those programs and, as such, we were charged a portion of the expenses associated with these programs. However, our Combined Balance Sheets do not include any AT&T equity related to the share-based compensation programs or any pension or post-retirement assets or liabilities where AT&T is the sponsor of the corresponding plan. See Note 16.

AT&T maintains a number of insurance policies including general liability, automobile, production related insurance, and employers’ liability. We have traditionally maintained policies through AT&T that provide limited coverage for these risks, and as such, we were allocated a portion of the expenses associated with these policies. Additionally, we purchase insurance coverage to comply with local insurance regulations and contractual requirements. AT&T self-insures certain other risks including those associated with property damages. It is our policy to accrue for amounts related to these risks if it is probable a loss has been incurred, the amount is reasonably estimable, and we are directly liable for a loss.

“Net parent investment” represents AT&T’s interests in the recorded net assets of the Company. The net investment balance represents the cumulative net investment by AT&T in the Company through the periods presented, including any prior net income or comprehensive (loss) income attributable to the Company. Certain transactions between the Company and AT&T, including allocated expenses, are also included in and reflected as a change in parent’s net investment on the Combined Balance Sheets.

All significant intercompany balances that do not have established written agreements and do not settle in cash between AT&T and the Company have been eliminated for the periods presented and are included in Net Parent Investment.

The Combined Financial Statements may not be indicative of our future performance and do not necessarily reflect what our Combined Statements of Operations, Balance Sheets and Statements of Cash Flows would have been had we operated as an independent business during the periods presented. To the extent that an asset, liability, revenue or expense is directly attributable to the Company, it is reflected in the accompanying Combined Financial Statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions, including potential impacts arising from the COVID-19 pandemic and other estimates of probable losses and expenses, that affect the amounts reported in the Combined Financial Statements and accompanying notes. Actual results could differ from those estimates.

Accounting Standards Adopted During the Periods Presented

Income Taxes

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2019-12 “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (ASU 2019-12), which was expected to simplify income tax accounting requirements in areas deemed costly and complex. The amendments under ASU 2019-12 were effective as of January 1, 2021, and interim periods within that year, with early adoption permitted in its entirety as of the beginning of the year of adoption. We early adopted this ASU as of January 1, 2020 and the adoption did not have a material impact on our financial statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Credit Losses

As of January 1, 2020, we adopted, through modified retrospective application, ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or Accounting Standards Codification (ASC) 326 (ASC 326), which replaces the incurred loss impairment methodology under prior GAAP with an expected credit loss model. ASC 326 affects trade receivables, loans, contract assets, certain beneficial interests, off-balance-sheet credit exposures not accounted for as insurance contracts and other financial assets that are not subject to fair value through net income, as defined by the standard. Under the expected credit loss model, we are required to consider future economic trends to estimate expected credit losses over the lifetime of the asset. Our adoption of ASC 326 did not have a material impact on our financial statements.

Leases

As of January 1, 2019, we adopted, with modified retrospective application, the FASB’s ASU No. 2016-02, “Leases (Topic 842)” (ASC 842), which replaces existing leasing rules with a comprehensive lease measurement and recognition standard and expanded disclosure requirements. See Note 9. ASC 842 requires lessees to recognize most leases on their balance sheets as liabilities, with corresponding “right-of-use” assets. For recognition purposes within the Combined Statements of Operations, leases are classified as either a finance or an operating lease without relying upon bright-line tests.

The key change upon adoption of the standard was balance sheet recognition of most operating leases, given that the recognition of lease expense in our Combined Statements of Operations is similar to our historical accounting. Using the modified retrospective transition method of adoption, we did not adjust the Combined Balance Sheets for comparative periods but recorded a cumulative effect adjustment to retained earnings on January 1, 2019. We elected the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, allowed us to carry forward our historical lease classification. We excluded leases with original terms of one year or less. All variable lease payments are expensed as incurred and are not included in the measurement of right-of-use assets and lease liabilities. Additionally, we elected to not separate lease and non-lease components for certain classes of assets. Our accounting for finance leases did not change from our prior accounting for capital leases.

The adoption of ASC 842 resulted in the recognition of an operating lease liability and operating right-of-use asset of $858. Existing prepaid and deferred rent accruals were recorded as an offset to the right-of-use asset, resulting in a net asset of $767. The adoption had no material effect on equity. The standard did not materially impact our Combined Statements of Operations or Combined Statements of Cash Flows.

We review leases for which we are involved in construction to determine if we are considered to be the owner for accounting purposes during the construction period. If we are determined to be the owner for accounting purposes, we follow build-to-suit accounting and capitalize direct construction costs incurred along with a corresponding facility financing liability. At the end of the construction period, we assess whether these arrangements qualify for sales recognition under sale-leaseback accounting guidance. If upon completion of construction, the arrangement does not meet the sale-leaseback criteria, we will continue to be considered the owner of the building for accounting purposes.

Deferral of Episodic Television and Film costs

In March 2019, the FASB issued ASU No. 2019-02, “Entertainment-Films-Other Assets-Film Costs (Subtopic 926-20) and Entertainment-Broadcasters-Intangibles-Goodwill and Other (Subtopic 920-350): Improvements to

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Accounting for Costs of Films and License Agreements for Program Materials” (ASU 2019-02), which we early adopted as of January 1, 2019, with prospective application. The standard eliminates certain revenue-related constraints on capitalization of inventory costs for episodic television that existed under prior guidance. In addition, the balance sheet classification requirements that existed in prior guidance for film production costs and programming inventory were eliminated. As of January 1, 2019, we reclassified $2,270 of our programming inventory costs from “Other current assets” to “Noncurrent inventories and theatrical film and television production costs” in accordance with the guidance. See Note 11. This change in accounting did not materially impact our Combined Statements of Operations.

Summary of Significant Accounting Policies

The following is a discussion of each of our critical accounting policies, including information and analysis of estimates and assumptions involved in their application, and other significant accounting policies.

Cash and Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At September 30, 2021, we held $1,599 in cash and $736 in money market funds and other cash equivalents. Of our total cash and cash equivalents, $659 resided in foreign jurisdictions, some of which is subject to restrictions on repatriation.

Our cash is held in bank accounts to which we hold legal title. The balance at the end of each period will be reflected on our Combined Balance Sheets, less amounts that are swept to accounts owned by AT&T.

Allowance for Credit Losses

We record expense to maintain an allowance for credit losses for estimated losses that result from the failure or inability of our customers to make required payments deemed collectible from the customer when the service was provided or product was delivered. When determining the allowances for trade receivables and loans, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends and general economic factors, including bankruptcy rates. We also consider future economic trends to estimate expected credit losses over the lifetime of the asset. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as catastrophes or pending bankruptcies.

Licensed Programming Inventory and Film and Television Production Costs

We produce and license programming for exhibition on our ad-supported networks, premium pay television and streaming services. We also produce films for theatrical exhibition and programs for third party television and streaming services.

Costs to produce television programs and feature films are capitalized as incurred. For licensed programming, a programming inventory asset and a corresponding liability payable to the licensor are recorded (on a discounted basis if the license agreements are long-term) when (i) the cost of the programming is reasonably determined, (ii) the programming material has been accepted in accordance with the terms of the agreement, (iii) the programming is available for its first showing or telecast and (iv) the license period has commenced.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Content that is initially intended to be released theatrically or exhibited on a third-party television network or streaming service is generally considered to be predominately monetized on an individual basis. Content that is initially intended to be exhibited on our streaming service or television networks is generally considered to be predominately monetized as part of a film group. Changes in predominant monetization strategy (e.g., a film greenlit for theatrical release will only be exhibited on our streaming service) is a triggering event for impairment testing before the title is accounted for as part of the film group.

For films and television programs predominantly monetized individually, the amount of capitalized film and television production costs and the amount of participations and residuals to be recognized as expense in a particular period are determined using the film forecast method. Under this method, the amortization of capitalized costs and the accrual of participations and residuals are based on the proportion of the film’s (or television program’s) revenues recognized for such period to the film’s (or television program’s) estimated remaining ultimate revenues (i.e., the total revenue to be received throughout a film’s (or television program’s) remaining life cycle).

The process of estimating a film’s ultimate revenues requires us to make a series of judgments related to future revenue-generating activities associated with a particular film. To the extent that the ultimate revenues are adjusted, the resulting gross margin reported on the exploitation of that film or television series in a period is also adjusted. See Note 11. Prior to the theatrical release of a film, our estimates are based on factors such as the historical performance of similar films, the star power of the lead actors, the rating and genre of the film, pre-release market research (including test market screenings), international distribution plans and the expected number of theaters in which the film will be released. For a film (or television program) that is predominately monetized on its own but also monetized with other films and/or programs, we make a reasonable estimate of the value attributable to the film or program’s exploitation while monetized with other films/programs and expense such costs as the film or television program is exhibited. The period over which ultimate revenues are estimated generally does not exceed ten years from the initial release of a motion picture or from the date of delivery of the first episode of an episodic television series. Estimates are updated based on information available during the film’s production and, upon release, the actual results of each film.

For programming that is predominantly monetized as part of a film group, which includes our acquired programming rights and certain internally-produced television programs (and films), capitalized production costs are amortized using a reasonably reliable estimate of the use of the program (for example, derived from historic viewership patterns), adjusted for any significant individual monetization earnings using a revenue forecast model. Licensed programming rights are typically amortized over the useful life of the license period on a straight-line basis (or per-play basis, if greater, for our advertising-supported networks), or accelerated basis for licensed original programs. When we have the right to exhibit feature theatrical programming in multiple windows over a number of years, historical audience viewership is used as the basis for determining the amount of programming amortization attributable to each window.

Rights fees paid for sports programming arrangements are generally amortized using a revenue-forecast model, in which the rights fees are amortized using the ratio of current period advertising revenue to total estimated remaining advertising revenue over the term of the arrangement.

Film and television production costs on our Combined Balance Sheets include the unamortized cost of completed theatrical films and television episodes, theatrical films and television series in production and undeveloped film and television rights. Film and television production costs, and licensed programming inventory, are stated at the lower of cost, less accumulated amortization, or fair value.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Unamortized film costs are tested for impairment whenever events or changes in circumstances indicate that the fair value of a film (or television program) predominately monetized on its own, or a film group, may be less than its unamortized costs. If the carrying value of an individual feature film or television program, or film group, exceeds the estimated fair value, an impairment charge will be recorded in the amount of the difference.

For content that is predominately monetized individually, we utilize estimates including ultimate revenues and additional costs to be incurred (including exploitation and participation costs), in order to determine whether the carrying value of a film or television program is impaired. For content that is predominately monetized as a film group, we evaluate the fair value of the content in the aggregate at the group level by assessing the applicable group’s projected profitability. Changes in management’s intended usage of a specific program, such as a decision to no longer exhibit that program and forgo the use of the rights associated with the program license, result in a reassessment of that program’s fair value, which could result in an impairment. See Note 11.

Software Costs

We capitalize certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are included in “Property, plant and equipment, net” on our Combined Balance Sheets.

We amortize capitalized software costs over a three to five-year period, reflecting the estimated period during which these assets will remain in service.

Investments

Investments in common stock in companies in which we have significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when we own between 20% and 50% of the voting interests in the investee, hold substantial management rights, or hold an interest greater than 3% in an investee that is a limited liability partnership or limited liability company that is treated as a flow-through entity.

Under the equity method of accounting, only our investment in and amounts due to and from the equity investee are included in our Combined Balance Sheets; only our share of the investee’s earnings (losses) is included in our Combined Statements of Operations; and only the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee are included in our Combined Statements of Cash Flows. If previous equity method losses have reduced the carrying value of our equity method investment to zero, we continue to record our share of equity method losses to the extent we have (i) other investments in the investee, (ii) guaranteed obligations of the investee or (iii) committed to provide further financial support for the investee.

For equity method investments, we regularly review our investments to determine whether there is a decline in fair value below book value. If there is a decline that is other-than-temporary, the investment is written down to fair value. For equity investments without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Unrealized gains and losses on investments accounted for at fair value are reported in our Combined Statements of Operations. Dividends, return on investments, and other distributions of earnings from investments in companies in which we do not have a controlling voting interest or over which we are unable to exert significant influence are included in “Other expense, net” in our Combined Statements of Operations, when declared. For more information, see Note 7.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Foreign Currency Translation

Financial statements of subsidiaries whose functional currency is not the U.S. dollar are translated at the rates of exchange on the balance sheet date for assets and liabilities and at average rates of exchange for revenues and expenses during the period. Translation gains or losses on assets and liabilities are included as a component of “Accumulated other comprehensive income” on the Combined Balance Sheets. Operations in countries with highly inflationary economies use the U.S. dollar as the functional currency.

We hedge a portion of the foreign currency exchange risk involved in certain foreign currency-denominated transactions, which we explain further in our discussion of our methods of managing our foreign currency risk. See Note 14.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, except for assets acquired using acquisition accounting, which were initially recorded at fair value. Additions to property, plant and equipment generally include material, labor and overhead. We also capitalize certain costs associated with coding, software configuration, upgrades and enhancements incurred for the development of internal use software. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Depreciation is recorded on a straight-line basis over estimated useful lives of the related asset. Leasehold improvements are depreciated over the lesser of the estimated useful life of the improvement or the term of the applicable lease. We periodically evaluate the depreciation periods of property, plant and equipment to determine whether a revision to the assets’ estimates of useful lives is warranted.

Property, plant and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Goodwill and Other Intangible Assets

We have the following major classes of intangible assets: goodwill, distribution and advertising networks, trademarks and trade names, film and television libraries, franchises (or character rights), customer lists and various other finite-lived intangible assets. See Note 10.

Goodwill represents the excess of consideration paid over the fair value of identifiable net assets acquired in business combinations. Goodwill is tested annually for impairment as of October 1 or earlier upon the occurrence of certain events or substantive changes in circumstances. As of September 30, 2021, no events or substantive changes had occurred to indicate an impairment. Goodwill is tested for impairment at the reporting unit level. A reporting unit is either the “operating segment level,” or one level below, which is referred to as a “component.” Since WarnerMedia operates as an integrated content organization that is managed and evaluated by the segment manager as one business with various revenue streams, we consider WarnerMedia to be a single operating segment. At September 30, 2021, our single operating segment is comprised of a single reporting unit. Goodwill is tested by comparing the carrying amount of the operating segment or reporting unit to the fair value using both discounted cash flow as well as market multiple approaches.

Intangible assets that have finite useful lives are amortized over their estimated useful lives. See Note 10. Finite-lived trademarks and trade names and customer relationships such as distribution networks and in-place

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

advertiser network are amortized using the straight-line method over the estimated useful life of the assets. Film library is amortized using the film forecast computation method. The remaining finite-lived intangible assets are generally amortized using the straight-line method. These assets, along with other long-lived assets, are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable.

Accounting for Pension Plans

We have both funded and unfunded defined benefit pension plans, the substantial majority of which are noncontributory, covering certain domestic employees and, to a lesser extent, have various defined benefit plans, primarily noncontributory, covering certain international employees. Pension benefits are based on formulas that reflect the participating employees’ qualifying years of service and compensation. Our largest defined benefit pension plan is closed for new employees and frozen to future benefit accruals. We used a December 31 measurement date for the periods ended December 31, 2019 and 2020 and a September 30 measurement date for the period ended September 30, 2021. The pension expense recognized by us is determined using certain assumptions, including the expected long-term rate of return on plan assets, the interest factor implied by the discount rate and the rate of compensation increases. We also contribute to several multiemployer pension plans under the terms of collective bargaining agreements that cover certain employees. Pension expense for these plans is recognized as contributions are made. See Note 16.

Equity-Based Compensation

Under our various plans, senior and other management employees and nonemployee directors have received nonvested stock and stock units which will vest over a period of one to four years in accordance with the terms of those plans. See Note 17.

Advertising Costs

We expense advertising costs as they are incurred, which generally is when the advertising is exhibited or aired. Advertising expense to third parties was $2,534 for the nine months ended September 30, 2021, $2,518 for the year ended December 31, 2020 and $2,945 for the year ended December 31, 2019.

Collaborative Arrangements

Our collaborative arrangements primarily relate to arrangements entered into with third parties to jointly finance and distribute certain theatrical and television productions and an arrangement entered into with CBS Broadcasting, Inc. (“CBS”) and The National Collegiate Athletic Association (the “NCAA”).

Co-financing arrangements generally represent the assignment of an economic interest in a film or television series to a producing partner. We generally record the amounts received for the assignment of an interest as a reduction of production cost, as the partner assumes the risk for their share of the film or series asset. The substance of these arrangements is that the third-party partner owns an interest in the film or series; therefore, in each period, we reflect in the Combined Statements of Operations either a charge or benefit to “Cost of revenues” to reflect the estimate of the third-party partner’s interest in the profits or losses incurred on the film or series using the individual film forecast method, based on the terms of the arrangement. For our collaborative arrangements entered into with third parties to jointly finance and distribute certain theatrical and television productions, net participation costs of $353, $403 and $530 were recorded in “Cost of revenues” for the nine months ended September 30, 2021, and the years ended December 31, 2020, and December 31, 2019, respectively.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The arrangement among Turner, CBS and the NCAA provides Turner and CBS with rights to the NCAA Division I Men’s Basketball Championship Tournament (the “NCAA Tournament”) in the United States and its territories and possessions through 2032. The aggregate programming rights fee, production costs, advertising revenues and sponsorship revenues related to the NCAA Tournament and related programming are shared equally by Turner and CBS. However, if the amount paid for the programming rights fee and production costs in any given year exceeds advertising and sponsorship revenues for that year, CBS’ share of such shortfall is limited to specified annual caps. The amounts we incurred pursuant to the loss cap during the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019 were immaterial. In accounting for this arrangement, we record advertising revenues for the advertisements aired on Turner’s networks and amortizes Turner’s share of the programming rights fee based on the ratio of current period advertising revenues to total advertising revenues over the term of the arrangement.

Income Taxes

For purposes of the Combined Financial Statements, income tax expense and deferred tax balances have been computed as if the Company filed income tax returns on a carve-out basis separate from AT&T. As a carve-out entity, deferred taxes and effective tax rate may differ from those in the historical periods.

The Company is included in AT&T’s Consolidated federal income tax return. Federal income taxes are provided for in accordance with the provisions of the Tax Allocation Agreement (the “Tax Agreement”) between the Company and AT&T. In general, the Company’s income tax provision under the Tax Agreement reflects the financial consequences of income, deductions and credits that can be utilized on a separate return basis or in consolidation with AT&T and that are assured of realization.

We record deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the computed tax basis of those assets and liabilities. We record valuation allowances against the deferred tax assets (included, together with our deferred income tax assets, as part of our reportable net deferred income tax liabilities on our Combined Balance Sheets), for which the realization is uncertain. We review these items regularly in light of changes in federal, state and foreign tax laws and changes in our business. See Note 15.

Other Inventory

Inventories other than film and television production costs and licensed programming inventory is comprised primarily of DVDs, Blu-ray Discs and game units and are stated at the lower of cost or net realizable value in “Other current assets.” Cost is determined using the average cost method for the majority of our inventory with the remaining inventory valued using the standard cost method. Returned goods included in inventory are valued at estimated realizable value, but not in excess of cost. See Note 11.

Game development costs are expensed as incurred before the applicable games reach technological feasibility, or for online hosted arrangements, before the preliminary project phase is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Upon release, the capitalized game development costs are amortized based on the proportion of the game’s revenues recognized for such period to the game’s total current and anticipated revenues. Unamortized capitalized game production and development costs are stated at the lower of cost, less accumulated amortization, or net realizable value and reported in “Other assets” on the Combined Balance Sheets. At September 30, 2021, December 31, 2020 and December 31, 2019, there were $657, $489 and $362, respectively, of unamortized computer software costs

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

related to games. Amortization of such costs were $16 for the nine months ended September 30, 2021 and $142 and $93 for the years ended December 31, 2020 and December 31, 2019, respectively. Included in such amortization are write-downs to net realizable value of certain game production costs of $3 for the nine months ended September 30, 2021 and $86 and $12 for the years ended December 31, 2020 and December 31, 2019, respectively.

Market Concentration

AT&T, our largest customer, makes up 10% of net revenue for the year ended December 31, 2020. For the nine months ended September 30, 2021, and the year ended December 31, 2019, no customer represents greater than 10% of our net revenue.

New Accounting Standards

LIBOR

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04, as amended), which provides optional expedients, and allows for certain exceptions to existing GAAP, for contract modifications triggered by the expected market transition of certain benchmark interest rates to alternative reference rates. ASU 2020-04 applies to contracts, hedging relationships, certain derivatives and other arrangements that reference the London Interbank Offering Rate (LIBOR) or any other rates ending after December 31, 2022. ASU 2020-04 became effective immediately. The standard did not materially impact our Combined Financial Statements and related disclosures.

NOTE 3. OTHER COMPREHENSIVE INCOME

Comprehensive income is reported in the Combined Statements of Other Comprehensive Income and consists of “Net income” and other gains and losses affecting shareholders’ equity that, under GAAP, are excluded from “Net income” in the Combined Statements of Operations. For us, such items consist primarily of foreign currency translation gains (losses), unrealized gains (losses) on certain derivative financial instruments and changes in benefit plan obligations.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following summary sets forth the activity within “Other comprehensive (loss) income.” All amounts are net of tax:

	Foreign Currency Translation Adjustment	Benefit Obligations	Net Unrealized Gains (Losses) on Cash Flow Hedges	Accumulated Other Comprehensive Income
Balance as of December 31, 2018	$(69)	$9	$23	$(37)

Unrealized gains (losses)	47	—	8	55
Prior service cost	—	(3)	—	(3)
Reclassification adjustments realized in net income(a)	—	—	(5)	(5)

Net other comprehensive income (loss)	47	(3)	3	47

Balance as of December 31, 2019	(22)	6	26	10

Unrealized gains (losses)	128	—	1	129
Prior service cost	—	(2)	—	(2)
Reclassification adjustments realized in net income(a)	—	—	1	1

Net other comprehensive income (loss)	128	(2)	2	128

Balance as of December 31, 2020	106	4	28	138

Unrealized (losses) gains	(13)	—	(11)	(24)
Prior service cost	—	(32)	—	(32)
Reclassification adjustments realized in net income(a)	—	—	2	2

Net other comprehensive (loss)	(13)	(32)	(9)	(54)

Balance as of September 30, 2021	$93	$(28)	$19	$84

(a)	Pretax (gains) losses are included in Gain (loss) in Other expense, net.

NOTE 4. REVENUE RECOGNITION

We generate revenue primarily from content production and distribution (i.e., Content revenue), providing programming to cable system operators, satellite service distributors, telecom companies that have contracted to receive and distribute this programming to their subscribers, and subscribers to our direct-to-consumer (“DTC”) service (i.e., Subscription revenue), and the sale of advertising on our television networks and digital properties (i.e., Advertising revenue).

Content Revenues

In general, fixed payments for the licensing of intellectual property are recognized as revenue at either the inception of the license term if the intellectual property has significant standalone functionality (“functional IP,” such as a produced film or television series), or over the corresponding license term if the licensee’s ability to derive utility is dependent upon our continued support of the intellectual property throughout the license term (“symbolic IP,” such as a character or a brand).

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Feature films may be produced or acquired for initial exhibition in theaters, and/or direct release on our streaming service. Revenues from film rentals to theaters are recognized based on the underlying sales of the exhibitors as the films are exhibited; revenues from our streaming service, which includes ad-free and ad-supported options, are generated from subscriptions and advertising which are discussed below.

Television programs are initially produced for broadcast networks, cable networks, premium pay services, first-run syndication or streaming services; revenues are recognized when the programs are available for use by the licensee. Fixed license fee revenues from the subsequent licensing of feature films and television programs in the off-network cable, premium pay, syndication, streaming and international television and streaming markets are also recognized upon availability of the content for use by the licensee. For television/streaming service licenses that include multiple titles with a fixed license fee across all titles, each title is considered a separate performance obligation, and the fixed fee is allocated to each title and recognized as revenue when the title is available for use by the licensee. When the term of an existing agreement is renewed or extended, revenues are recognized when the licensed content becomes available under the renewal or extension. Certain arrangements (e.g., certain pay television/SVOD licenses) may include variable license fees that are based on sales of the licensee; these are recognized as revenue as the applicable underlying sales occur.

Revenues from home entertainment sales of feature films and television programs in physical format are recognized at the later of the delivery date or the date when made widely available for sale or rental by retailers (“street date”) based on gross sales less a provision for estimated returns, rebates and pricing allowances. The provision is based on management’s estimates by analyzing vendor sales of our product, historical return trends, current economic conditions and changes in customer demand. Revenues from the licensing of television programs and films for electronic sell-through or video-on-demand are recognized when the product has been purchased by and made available to the consumer to either download or stream.

Revenues from sales of console games generally follow the same recognition methods as film and television programs in the home entertainment market. Revenues from digital sales of in-game purchases are assessed for deferral based on type of digital item purchased (e.g., consumable vs. durable) and estimated life of consumer game play and recognized upon purchase or over time as applicable.

Revenues from the licensing of intellectual property such as characters or brands (e.g., for merchandising or theme parks) are recognized either straight-line over the license term or as the licensee’s underlying product sales occur (sales-based royalty) depending on which method is most reflective of the earnings process.

The following table presents reported “Content revenue” by category. Intercompany transactions are included in “Eliminations in content revenue”:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Content revenue
Television	$5,210	$7,151	$7,110
Film	3,793	4,347	5,923
Games and other	768	1,093	1,243
Eliminations in content revenue	(1,851)	(3,267)	(1,062)

Total content revenue	$7,920	$9,324	$13,214

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Subscription Revenues

Subscription revenues from our cable networks and premium pay and basic tier television services are recognized over the license period as programming is provided to affiliates or digital distributors based on negotiated contractual programming rates. Subscription revenues from streaming services (e.g., HBO Max) are recognized as programming services are provided to customers, i.e., ratably over the term of the subscription.

Advertising Revenues

Advertising revenues are recognized, net of agency commissions, in the period that the advertisements are aired. If there is a targeted audience guarantee, revenues are recognized for the actual audience delivery and revenues are deferred for any shortfall until the guaranteed audience delivery is met, typically by providing additional advertisements. Advertising revenues from digital properties are recognized as impressions are delivered or the services are performed.

Contract Assets and Liabilities

A contract asset is recorded when revenue is recognized in advance of our right to bill and receive consideration and that right is conditioned upon something other than the passage of time. In our long-term content licensing agreements, billing occurs in accordance with agreed-upon contract terms and is sometimes subsequent to revenue recognition, potentially resulting in the recognition of contract assets.

When consideration is received in advance of the delivery of goods or services, or we have the contractual right to invoice our customers in advance of performance, a contract liability is recorded for deferred revenue. Reductions in the contract liability will be recorded as revenue as we satisfy our performance obligations.

The following table presents contract assets and liabilities on the Combined Balance Sheets:

	September 30, 2021	December 31, 2020	December 31, 2019
Contract assets	$89	$96	$82
Contract liabilities	1,498	1,542	1,614

Our contract liabilities as of January 1, 2021 recorded as customer contract revenue during 2021 was $826. Our Combined Balance Sheets at September 30, 2021 and December 31, 2020 and 2019 included approximately $80, $42 and $40, respectively for the current portion of our contract assets in “Other current assets” and $1,335, $1,333 and $1,283, respectively, for the current portion of our contract liabilities in “Other current liabilities.”

Remaining Performance Obligations

Remaining performance obligations represent future revenues not yet recorded for firm order commitments that have not yet been performed. Our most significant remaining performance obligations relate to the licensing of film and television content which will be made available to customers at some point in the future.

Remaining performance obligations associated with fixed fee subscriptions and advertising arrangements that have an expected duration of one year or less have been excluded from the transaction price allocated to the remaining performance obligations. For content revenues, including revenues associated with the licensing of theatrical and television product for television and streaming services, we have included all contracts regardless of duration. Content revenues include estimates for products that are not yet completed but exclude variable consideration such as sales-based or usage-based royalties.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

As of September 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $9,950, of which we expect to recognize approximately 59% by the end of 2022, with the remaining balance recognized thereafter.

NOTE 5. ACQUISITIONS AND DISPOSITIONS

Acquisitions

You.i In December 2020, we acquired the remaining interest in You.i TV, a leading provider of cross-platform development tools for TV and media companies, for $92, net of cash acquired. At acquisition, we remeasured the fair value of the total business, which exceeded the carrying amount of our investment. We consolidated that business upon close and recorded those assets at fair value, including $47 of goodwill.

HBO Latin America Group (HBO LAG) In May 2020, we acquired the remaining interest in HBO LAG for $141, net of cash acquired. At acquisition, we remeasured the fair value of the total business, which exceeded the carrying amount of our equity method investment and resulted in a pre-tax gain of $68. We consolidated that business upon close and recorded those assets at fair value, including $640 of trade names, $271 of distribution networks and $289 of goodwill.

Dispositions

Otter Media During the third quarter of 2021, we disposed of substantially all of the assets of Otter Media Holdings (“Otter Media”), including our equity method investment, Hello Sunshine. We received approximately $303 in cash and wrote off $498 of goodwill associated with these assets. The dispositions resulted in a pre-tax loss of $223.

NOTE 6. RESTRUCTURING AND SEVERANCE COSTS

Restructuring and severance costs primarily relate to the integration and direct-to-consumer restructuring programs. The integration restructuring program supported the integration of legacy HBO, Turner and Warner Bros. into one operating company, WarnerMedia. The direct-to-consumer restructuring program shifted the focus of our business to a direct-to-consumer model by simplifying production, management and distribution of content across the organization. Severance costs primarily related to employee termination costs.

Restructuring and severance costs are included in “Selling, general and administrative expenses” in our Combined Statements of Operations. Restructuring and severance costs expensed as incurred for the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019 are as follows:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Integration	$(9)	$282	$443
Direct-to-consumer	43	269	—

Total restructuring and severance costs	$34	$551	$443

During the nine months ended September 30, 2021, our restructuring and severance costs were offset by the reversal of accrued severance and restructuring of $56 resulting from a change in estimates for costs incurred for prior restructuring activities.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Selected Information

Selected information relating to accrued restructuring and severance costs is as follows:

Restructuring and Severance
Remaining liability as of December 31, 2018	$405
Net accruals	443
Cash paid	(305)

Remaining liability as of December 31, 2019	543
Net accruals	551
Cash paid	(386)

Remaining liability as of December 31, 2020	708
Net accruals	34
Cash paid	(407)

Remaining Liability as of September 30, 2021	$335

As of September 30, 2021, of the remaining $335 liability, $302 was classified as a current liability on the Combined Balance Sheets, with the remaining $33 classified as a long-term liability. Amounts classified as long-term are expected to be paid through 2023. Total cumulative restructuring costs incurred from the Acquisition date to September 30, 2021 are $1,145.

NOTE 7. INVESTMENTS

Our investments, by category, consist of:

	September 30, 2021	December 31, 2020	December 31, 2019
Equity-method investments	$1,079	$894	$2,213
Fair-value and other investments:
Deferred compensation investments, recorded at fair value	144	130	128
Available-for-sale debt securities	30	30	30

Total fair-value and other investments	$174	$160	$158
Equity investments without readily determinable fair values	127	135	252

Total	$1,380	$1,189	$2,623

Available-for-sale debt securities are recorded at fair value on the Combined Balance Sheets, and the realized gains and losses are included as a component of “Other expense, net” in the Combined Statements of Operations. There were no unrealized gains or unrealized losses during the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019 on available-for-sale debt securities.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Equity-Method Investments

At September 30, 2021, investments accounted for using the equity method included our investments in The CW Network, TCG 2.0 Investment Holdings, Tencent, Fandango Media, LLC and certain other ventures that are generally 20% to 50% owned and in which we have significant influence. The investment Hello Sunshine was included in the balance at December 31, 2020 and 2019 and was sold in the third quarter of 2021 in the disposition of substantially all of the Otter Media assets. See Note 5.

Equity Investments Without Readily Determinable Fair Values

Equity investments without readily determinable fair value include ownership rights that do not provide us with control or significant influence.

We monitor our equity investments without readily determinable fair values to identify potential transactions that may indicate an observable price change in orderly transactions for the identical or a similar investment of the same issuer, requiring adjustment to its carrying amount.

Investment Impairments

For the nine months ended September 30, 2021 and the years ended December 31, 2020 and December 31, 2019, we incurred impairments to reduce the carrying value of certain investments that experienced other-than-temporary impairments, as set forth below:

	September 30, 2021	December 31, 2020	December 31, 2019
Equity-method investments	$1	$113	$30
Equity investments without readily determinable fair values	—	38	—

Total	$1	$151	$30

These amounts have been reflected in “Other expense, net” in the Combined Statements of Operations.

While we have recognized all material declines that are believed to be other-than-temporary as of September 30, 2021, it is reasonably possible that individual investments in our portfolio may experience other-than-temporary declines in value in the future if the underlying investees experience adverse changes in their financial condition or poor operating results or if there is a significant decline in the market value of a debt or equity security held by us in relation to its cost basis.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows:

	Lives (years)	September 30, 2021	December 31, 2020	December 31, 2019
Land	—	$1,066	$1,072	$1,062
Buildings and improvements	7-40	1,145	1,402	1,368
Furniture, fixtures and other equipment	3-30	894	800	895
Capitalized software costs	3-5	1,345	1,243	1,048
Under construction	—	291	278	213

		4,741	4,795	4,586
Accumulated depreciation and amortization		593	387	111

Property, plant and equipment, net		$4,148	$4,408	$4,475

Our depreciation expense was $497 for the nine months ended September 30, 2021, $707 for the year ended December 31, 2020 and $595 for the year ended December 31, 2019. Depreciation expense included amortization of software totaling $219 for the nine months ended September 30, 2021, $343 for the year ended December 31, 2020 and $298 for the year ended December 31, 2019.

NOTE 9. LEASES

We have operating and finance leases for certain facilities and equipment used in our operations. Our leases generally have remaining lease terms of up to 15 years, with the longest being 26 years. Some of our real estate operating leases contain renewal options that may be exercised and some of our leases include options to terminate the leases within one year. Certain of our leases give us the option to terminate the lease for a penalty which could be material to the Combined Financial Statements.

We have recognized a right-of-use asset for both operating and finance leases, and a corresponding lease liability that represents the present value of our obligation to make payments over the lease term. The present value of the lease payments is calculated using the incremental borrowing rate for operating and finance leases, which was determined using a portfolio approach based on the rate of interest that we would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We use the unsecured borrowing rate and risk-adjusted rate to approximate a collateralized rate in the currency of the lease, which is updated on a quarterly basis for measurement of new lease liabilities.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The components of lease expense were as follows:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating lease cost	$289	$392	$285
Short-term lease cost	18	55	151
Variable lease cost	21	53	67

Total operating lease cost	$328	$500	$503

Finance lease cost:
Amortization of right-of-use assets	$12	$20	$19
Interest on lease obligations	2	3	1

Total finance lease cost	$14	$23	$20

The following table provides supplemental cash flows information related to leases:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash Flows from Operating and Financing Activities
Cash paid for amounts included in lease obligations:
Operating cash flows from operating leases	$263	$302	$281
Financing cash flows from finance leases	$25	$20	$16

Supplemental Lease Cash Flow Disclosures
Operating lease right-of-use assets obtained in exchange for new operating lease obligations	$200	$256	$1,837

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following tables set forth supplemental balance sheet information related to leases:

	September 30, 2021	December 31, 2020	December 31, 2019
Operating Leases
Operating lease right-of-use assets	$2,349	$2,381	$2,377
Accounts payable and accrued liabilities	$310	$251	$244
Other noncurrent liabilities	2,292	2,330	2,253

Total operating lease obligation	$2,602	$2,581	$2,497

Finance Leases
Property, plant and equipment, at cost	$114	$152	$131
Accumulated depreciation and amortization	(66)	(77)	(94)

Property, plant and equipment, net	$48	$75	$37

Debt maturing within one year	$13	$20	$10
Long-term debt	42	63	9

Total finance lease obligation	$55	$83	$19

	September 30, 2021	December 31, 2020	December 31, 2019
Weighted-Average Remaining Lease Term (years)
Operating leases	10.6 years	11.4 years	11.7 years
Finance leases	5.1 years	21.0 years	3.4 years
Weighted-Average Discount Rate
Operating leases	3.9%	4.1%	4.2%
Finance leases	3.0%	6.6%	3.8%

The following table provides the expected future minimum maturities of lease obligations as of September 30, 2021:

	Operating Leases	Finance Leases
Remainder of 2021	$102	$4
2022	387	15
2023	341	14
2024	295	12
2025	250	4
Thereafter	1,841	13

Total lease payments	3,216	62
Less: imputed interest	(614)	(7)

Total	$2,602	$55

Second Century Project

In April 2019, we entered into multiple real estate agreements to consolidate our domestic office footprint and increase production capabilities. The related transactions included (i) four sale-leaseback arrangements, (ii) the

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

purchase of the Burbank Studios and (iii) the lease of two to-be-constructed office buildings abutting the Burbank Studios. The initial terms for the leases will commence in 2022 and 2023 with terms of 15 and 16 years, respectively. WarnerMedia has several options to renew for up to 60 years. No material gains or losses were recognized on the sale in 2019 as the carrying values of the buildings were adjusted to fair value upon AT&T’s acquisition. We concluded the office buildings are not build-to-suit arrangements and therefore, there will be no financial statement impact until lease commencement.

Warner Bros. Harry Potter Studio Tour

In August 2020, we entered into a build-to-suit arrangement in connection with the construction and subsequent lease of a building tailored for a new location of an international Warner Bros. Harry Potter Studio Tour. We have determined that under the guidance in ASC 842, the building will be constructed to suit our specific needs, we have control of the underlying asset being constructed before the lease commencement date, and we are considered the accounting owner of the asset under construction. As of December 31, 2020, we have not capitalized any costs. As of September 30, 2021, we recorded an asset for the capitalizable costs incurred to date of $42 and a corresponding liability.

The term of the lease agreement will begin upon substantial completion of the building and tenant improvements by the lessor. We currently anticipate that the term will begin in the first quarter of 2023. The lease term is 30 years, and we have the option to terminate the agreement without cause after the 25th year.

NOTE 10. GOODWILL AND INTANGIBLE ASSETS

Our goodwill was primarily derived from AT&T’s acquisition of Time Warner and other subsequent acquisitions occurring in 2018 where the purchase price exceeded the fair value of net assets acquired. We assess goodwill for impairment annually, or, under certain circumstances, more frequently, such as when events or circumstances indicate there may be impairment.

Goodwill is tested for impairment at a reporting unit level, which is deemed to be the principal operating segments or one level below. The goodwill impairment test was performed as of October 1 of each year end and we maintain a single operating segment and a single reporting unit.

The following table sets forth the changes in the carrying amounts of goodwill.

	September 30, 2021	December 31, 2020	December 31, 2019
Beginning Balance	$40,214	$39,857	$39,871
Acquisitions	—	336	—
Dispositions	(498)	—	—
Foreign currency translation adjustment	(10)	21	(14)

Ending Balance	$39,706	$40,214	$39,857

Changes to our goodwill for the nine months ended September 30, 2021 resulted from the disposition of substantially all of the assets of Otter Media and from foreign currency translation. See Note 5.

Changes to our goodwill for the year ended December 31, 2020 resulted from foreign currency translation, the acquisition of the remaining interest in HBO LAG and the acquisition of You.i. See Note 5.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Intangible Assets

We have a significant number of intangible assets, including acquired film and television libraries and other copyrighted products and tradenames. Certain intangible assets are deemed to have finite lives and, accordingly, are amortized over their estimated useful lives.

We review amortized intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. There were no impairments of intangible assets during the nine months ended September 30, 2021, for the year ended December 31, 2020 or for the year ended December 31, 2019.

Intangible Assets at September 30, 2021 are summarized as follows:

	Weighted- Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets:
Trademarks and Tradenames	38 years	$18,786	$1,940	$16,846
Distribution Networks	10 years	18,407	5,999	12,408
Other Intangible Assets:
Released Television and Film Content	18 years	10,939	6,783	4,156
Other	22 years	10,737	2,878	7,859

Total	25 years	$58,869	$17,600	$41,269

Intangible Assets at December 31, 2020 are summarized as follows:

	Weighted- Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets:
Trademarks and Tradenames	38 years	$18,786	$1,447	$17,339
Distribution Networks	10 years	18,414	4,621	13,793
Other Intangible Assets:
Released Television and Film Content	18 years	10,940	6,206	4,734
Other	22 years	10,685	2,306	8,379

Total	25 years	$58,825	$14,580	$44,245

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Intangible Assets at December 31, 2019 are summarized as follows:

	Weighted- Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets:
Trademarks and Tradenames	38 years	$18,147	$815	$17,332
Distribution Networks	10 years	18,138	2,793	15,345
Other Intangible Assets:
Released Television and Film Content	18 years	10,941	4,962	5,979
Other	22 years	10,689	1,557	9,132

Total	25 years	$57,915	$10,127	$47,788

Amortized intangible assets are finite-life assets and, as such, we record amortization expense based on a method that most appropriately reflects expected cash flows from these assets. Amortization expense for finite-life intangible assets was $2,924 for the nine months ended September 30, 2021, $4,254 for the year ended December 31, 2020 and $4,765 for the year ended December 31, 2019. Amortization expense is estimated to be $1,039 for the remainder of 2021, $3,709 in 2022, $3,704 in 2023, $3,379 in 2024 and $3,250 in 2025.

NOTE 11. LICENSED PROGRAMMING INVENTORY AND FILM AND TELEVISION PRODUCTION COST

The following tables present our programming, production costs, and other inventory as of September 30, 2021, December 31, 2020 and 2019. Programming costs include the unamortized cost of licensed programming rights.

Film and television production costs include the unamortized cost of completed theatrical films and television episodes, theatrical films and television series in production and undeveloped film and television rights. In addition, costs have been grouped based on predominant monetization strategy.

In the fourth quarter of 2020, we recognized an impairment, primarily related to pre-released films, of $524 driven by the continued shutdown of theaters during the pandemic and our decision to release our 2021 film slate in theaters and on HBO Max simultaneously.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Inventories and theatrical film and television production costs consist of:

	September 30, 2021
	Predominantly Monetized Individually	Predominantly Monetized as a Group	Total
Theatrical film production costs: (b)
Released, less amortization	$503	$—	$503
Completed and not released	438	—	438
In production	1,669	—	1,669
Development and pre-production	159	—	159

Television production costs: (b)
Released, less amortization	663	2,130	2,793
Completed and not released	732	853	1,585
In production	508	3,504	4,012
Development and pre-production	43	85	128

Total theatrical film and television production costs	$4,715	$6,572	$11,287

Inventories:
Programming costs, less amortization (a)			$6,524
Other inventory, primarily DVDs and Blu-ray Discs			158

Total inventories			6,682
Less current portion of inventory			(158)

Total noncurrent inventories			6,524

Total noncurrent inventories and theatrical film and television production costs			$17,811

(a)	Includes the costs of certain programming rights, primarily sports, for which payments have been made prior to the related rights being received.
(b)

Does not include $4,156 of acquired film library intangible assets as of September 30, 2021, which are included in “Other intangible assets, net” subject to amortization, net on the Combined Balance Sheets.

	December 31, 2020
	Predominantly Monetized Individually	Predominantly Monetized as a Group	Total
Theatrical film production costs: (b)
Released, less amortization	$487	$—	$487
Completed and not released	617	—	617
In production	1,099	—	1,099
Development and pre-production	190	—	190

Television production costs: (b)
Released, less amortization	404	2,083	2,487

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

	December 31, 2020
	Predominantly Monetized Individually	Predominantly Monetized as a Group	Total
Completed and not released	1,077	304	1,381
In production	630	1,754	2,384
Development and pre-production	34	56	90

Total theatrical film and television production costs	$4,538	$4,197	$8,735

Inventories:
Programming costs, less amortization (a)			$5,993
Other inventory, primarily DVDs and Blu-ray Discs			103

Total inventories			6,096
Less current portion of inventory			(103)

Total noncurrent inventories			5,993

Total noncurrent inventories and theatrical film and television production costs			$14,728

(a)	Includes the costs of certain programming rights, primarily sports, for which payments have been made prior to the related rights being received.
(b)	Does not include $4,734 of acquired film library intangible assets as of December 31, 2020 which are included in “Other intangible assets, net” on the Combined Balance Sheets.

	December 31, 2019
	Predominantly Monetized Individually	Predominantly Monetized as a Group	Total
Theatrical film production costs: (b)
Released, less amortization	$392	$—	$392
Completed and not released	437	—	437
In production	1,475	—	1,475
Development and pre-production	171	—	171

Television production costs: (b)
Released, less amortization	766	1,431	2,197
Completed and not released	709	635	1,344
In production	482	1,725	2,207
Development and pre-production	34	23	57

Total theatrical film and television production costs	$4,466	$3,814	$8,280

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

	December 31, 2019
	Predominantly Monetized Individually	Predominantly Monetized as a Group	Total

Inventories:
Programming costs, less amortization (a)			$4,033
Other inventory, primarily DVDs and Blu-ray Discs			96

Total inventories			4,129
Less current portion of inventory			(96)

Total noncurrent inventories			4,033

Total noncurrent inventories and theatrical film and television production costs		$	12,313

(a)	Includes the costs of certain programming rights, primarily sports, for which payments have been made prior to the related rights being received.
(b)	Does not include $5,979 of acquired film library intangible assets as of December 31, 2019 which are included in “Other intangible assets, net” on the Combined Balance Sheets.

We recorded production cost amortization expense of $3,897 for the nine months ended September 30, 2021, $4,451 for the year ended December 31, 2020 and $4,318 for the year ended December 31, 2019 for inventories predominately monetized individually and $4,410 for the nine months ended September 30, 2021, $5,033 for the year ended December 31, 2020 and $5,478 for the year ended December 31, 2019 for inventories predominately monetized as a film group in “Cost of revenues” in the Combined Statements of Operations. Included in production cost amortization are film and television impairments of $115 for the nine months ended September 30, 2021, $796 for the year ended December 31, 2020, and $243 for the year ended December 31, 2019.

Approximately 95% of unamortized film costs for released theatrical and television content predominately monetized individually and 76% of unamortized film costs for released theatrical and television content predominately monetized as a film group are expected to be amortized within three years from September 30, 2021. In addition, approximately $2,580 of the film costs of released and completed and not released theatrical and television product predominately monetized individually and $873 of the film costs of released and completed and not released theatrical and television product predominately monetized as a film group are expected to be amortized during the twelve-month period ending September 30, 2022.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

NOTE 12. LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

Long-term debt, including interest rates and maturities, as of September 30, 2021, December 31, 2020 and December 31, 2019 is summarized as follows:

		September 30, 2021	December 31, 2020	December 31, 2019
Fixed-rate public debt
Interest Rates	Maturities
1.95% - 2.99%	2023 - 2026	$233	$244	$227
3.00% - 4.99%	2022 - 2045	368	368	534
5.00% - 6.99%	2026 - 2043	337	337	337
7.00% - 9.15%	2023 - 2036	589	591	598

		1,527	1,540	1,696
Unamortized premium (discount) - net		152	164	180

Total fixed-rate public debt		1,679	1,704	1,876
Finance lease obligations		55	83	19

Total long-term debt, including current maturities		1,734	1,787	1,895
Current maturities of long-term debt		13	22	10

Total long-term debt		$1,721	$1,765	$1,885

Public Debt

We have various public debt issuances outstanding. At issuance, the maturities of these outstanding series of debt ranged from eight to forty years and the interest rates on debt with fixed interest rates ranged from 1.95% to 9.15%.

On June 5, 2019, AT&T completed a tender offer to exchange approximately $11,041 of certain of our historical notes which had interest rates ranging between 1.95% and 9.15% and maturities ranging between January 15, 2022 and July 15, 2045 for new notes issued by AT&T (“AT&T Global Notes”) (“Debt Exchange”). The new series of AT&T global notes are not included on our Combined Balance Sheets as the Company is not the legal obligor of such debt. The Debt Exchange was accounted for as a Parent contribution and reflected as a financing cash inflow in our Combined Statements of Cash Flows for the year ended December 31, 2019.

Also, in June 2019, AT&T purchased $590 notes issued by WarnerMedia subsidiaries (the “Cash Offers”). The Combined Statements of Cash Flows includes a financing cash inflow as the Cash Offers are accounted for as a capital contribution from the Parent.

During 2019, we redeemed an additional $2,986 of notes which had interest rates ranging between 2.95% and 9.15% and maturities ranging between January 15, 2021 and July 15, 2045.

Related to this redemption as well as the Cash Offers, we recognized a loss on early extinguishment totaling $189 as a component of “Other expense, net” within the Combined Statements of Operations. This loss consisted of the payment of early redemption premiums of $376 partially offset by the write-off of unamortized net premiums of $187 related to these notes.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

As of September 30, 2021, December 31, 2020 and December 31, 2019, we were in compliance with all conditions of instruments governing public debt. All of our outstanding public debt is unsecured. Aggregate principal maturities of outstanding public debt as of September 30, 2021 are as follows:

	Remainder of 2021	2022	2023	2024	2025	Thereafter
Public debt repayments	$—	$—	$379	$87	$96	$965

Undrawn Bridge and Term Loan

On May 17, 2021, we entered into a $41,500 commitment letter (the “Bridge Loan”). On June 4, 2021 (the “Effective Date”), we entered into a $10,000 term loan credit agreement (the “Term Loan”) consisting of (i) an 18-month $3,000 tranche (“Tranche 1 Facility”), and (ii) a 3-year $7,000 tranche (“Tranche 2 Facility”), with JPMorgan Chase Bank, N.A., as agent. In connection with the execution of the Term Loan, the aggregate commitment amount under the Bridge Loan was reduced to $31,500 as the commitment letter states that the amounts available are reduced by the amounts of other financing obtained by the Company. In the event that advances are made under the Bridge Loan or Term Loan, those advances will be used to finance a portion of the cash distribution to AT&T in connection with the Transaction. No amounts were outstanding as of September 30, 2021.

During 2021, we recognized $198 of expenses for fees and other costs related to the Bridge Loan. These costs were classified as a component of “Other expense, net” in the Combined Statements of Operations.

The Term Loan contains certain representations and warranties and covenants, including limitations on liens, investments, indebtedness, dispositions, transactions with affiliates, dividends and other restricted payments and certain burdensome agreements and financial maintenance covenants that we will maintain (i) a consolidated interest coverage ratio (as defined in the Term Loan) of no less than 3.00 to 1.00 and (ii) a consolidated leverage ratio (as defined in the Term Loan) of (a) from and after the last day of the first full fiscal quarter following the first date all the conditions defined in the Term Loan are satisfied or waived (the “Closing Date”) to the measurement period (as defined the Term Loan) ending on the last day of the first full fiscal quarter after the first anniversary of the Closing Date, no more than 5.75 to 1.00, (b) from and after the measurement period ending on the last day of the first full fiscal quarter after the first anniversary of the Closing Date to the measurement period ending on the last day of the first full quarter after the second anniversary of the Closing Date, 5.0:1.00 and (c) thereafter, 4.50:1.00. As of September 30, 2021, we were in compliance with the covenants for the Term Loan.

Prior to the Closing Date, only a bankruptcy or insolvency event of default with respect to us would permit the lenders to terminate their commitments under the Term Loan.

The obligations of the lenders under the Term Loan to provide advances will terminate on the earliest of (i) the termination of the Agreement and Plan of Merger, dated May 17, 2021 (the “Merger Agreement”), (ii) July 15, 2023, (iii) the consummation of a distribution by AT&T to its shareholders of our common stock held by AT&T by way of either a pro rata dividend or an exchange offer with or without the funding of the loans under the Term Loan (after giving effect to any such loans funded) and (iv) the date of termination in full of the Tranche 1 commitments and Tranche 2 commitments pursuant to the terms of the Term Loan (the period from the Effective Date to such termination date).

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

NOTE 13. RELATED PARTY TRANSACTIONS

In the ordinary course of operations, we enter into transactions with related parties as further described below. Related parties include AT&T and its affiliates, including DIRECTV.

AT&T provides financing, cash management and other treasury services to us. We receive funding from AT&T for some of our investing and financing cash needs. Cash transferred to and from AT&T is recorded as intercompany receivables and payables. There is no formal agreement for repayment of these amounts to AT&T and we expect these balances to be settled through equity. As such, intercompany receivables and payables with AT&T are reflected within “Net parent investment” on the Combined Balance Sheets.

AT&T provides certain corporate services to us and costs associated with these services have been allocated to the Company. These allocations include costs related to corporate finance, human resources, business development, legal, real estate, external affairs, compliance and other services. The costs of such services have been allocated to us based on an allocation metric which best represents our portion of corporate expenses incurred, primarily based on the relative percentage of expected revenue. The total amounts of these cost allocations were approximately $81 for the nine months ended September 30, 2021, $196 for the year ended December 31, 2020, and $170 for the year ended December 31, 2019.

These allocations may not be indicative of the actual expenses we would have incurred as a separate, standalone company or of the costs we will incur in the future. Our equity balance represents the cumulative net investment by AT&T through that date, including any prior net income, comprehensive (loss) income and allocations or other transactions with AT&T.

The related party transactions described above are consistent with AT&T’s external reporting and may not be at fair value.

The majority of the related party revenue and expense relates to payments from AT&T affiliates for license of television programming distribution rights and payments to AT&T affiliates for marketing expenses. Payments under these contracts are typically subject to annual rate increases and are based on the number of subscribers receiving the related programming.

NOTE 14. FAIR VALUE MEASUREMENT

The Fair Value Measurement and Disclosure framework in ASC 820, “Fair Value Measurement,” provides a three-tiered fair value hierarchy based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs and Level 3 includes fair values estimated using significant unobservable inputs.

The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Our valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. We believe our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used for the periods presented.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Long-Term Debt and Other Financial Instruments

The carrying amounts and estimated fair values of our long-term debt, including current maturities, and other financial instruments, are summarized as follows:

	September 30, 2021		December 31, 2020		December 31, 2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes and debentures	$1,679	$1,825	$1,704	$1,851	$1,876	$2,020

The carrying amount of debt with an original maturity of less than one year approximates fair value. The fair value measurements used for notes and debentures are considered Level 2 and are determined using various methods, including quoted prices for identical or similar securities in both active and inactive markets.

Following is the fair value leveling for investment securities that are measured at fair value and derivatives as of September 30, 2021, December 31, 2020 and December 31, 2019. Derivatives designated as hedging instruments are reflected as “Prepaid expenses” and “Accounts payable and accrued liabilities” on our Combined Balance Sheets.

	September 30, 2021
	Level 1	Level 2	Level 3	Total
Equity Securities	$144	$—	$—	$144
Available-for-Sale Debt Securities	—	30	—	30
Asset Derivatives
Foreign exchange contracts	—	2	—	2
Liability Derivatives
Foreign exchange contracts	—	(36)	—	(36)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Equity Securities	$130	$—	$—	$130
Available-for-Sale Debt Securities	—	30	—	30
Asset Derivatives:
Foreign exchange contracts	—	6	—	6
Liability Derivatives
Foreign exchange contracts	—	(9)	—	(9)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Equity Securities	$128	$—	$—	$128
Available-for-Sale Debt Securities	—	30	—	30
Asset Derivatives:
Foreign exchange contracts	—	77	—	77
Liability Derivatives
Foreign exchange contracts	—	—	—	—

We primarily apply the market approach for valuing recurring fair value measurements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Derivative Instruments and Hedging Activities

We enter into derivative transactions to manage certain market risks, primarily foreign currency exchange risk. This includes the use of foreign exchange forward contracts. We do not use derivatives for trading or speculative purposes. We record derivatives on our Combined Balance Sheets at fair value using observable market data, including yield curves and foreign exchange rates (all of our derivatives are Level 2). Cash flows associated with derivative instruments are presented in the same category on the Combined Statements of Cash Flows as the item being hedged.

Cash Flow Hedging We designate our foreign exchange contracts that generally have maturities of up to four years as cash flow hedges. The purpose of these contracts is to hedge certain forecasted film production costs and film tax incentives denominated in foreign currencies.

Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets and unrealized losses are recorded at fair value as liabilities. For derivative instruments designated as cash flow hedges, changes in fair value are reported as a component of accumulated OCI and are reclassified into the Combined Statements of Operations in the same period the hedged transaction affects earnings.

Net Investment Hedging We have designated €164 million aggregate principal amount of debt as a hedge of the variability of some of the Euro-denominated net investments of our subsidiaries. The gain or loss on the debt that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is recorded as a currency translation adjustment within accumulated OCI on the Combined Balance Sheets. The gain or loss will be subsequently reclassified into earnings when the hedged net investment is either sold or substantially liquidated. Net gains (losses) on net investment hedges recognized in accumulated OCI were $10, $(18), and $18 for the nine months ended September 30, 2021, and the years ended December 31, 2020, and December 31, 2019, respectively.

Collateral and Credit-Risk Contingency We monitor our positions with, and the credit quality of, the financial institutions that are party to our financial transactions and have entered into collateral agreements with these counterparties to further protect us in the event of deterioration of the credit quality of such counterparties on outstanding transactions. Some of these agreements require us to post collateral to the counterparties in accordance with agreed upon thresholds, if any, based on credit ratings when we are in a derivative liability position. If the credit-risk-related contingent features were triggered, the maximum collateral we would have been required to post totaled $36, $8 and $0 at September 30, 2021, December 31, 2020, and December 31, 2019, respectively. No collateral was posted or held related to our derivative contracts as of September 30, 2021, December 31, 2020, or December 31, 2019.

Offsetting Netting provisions are included in agreements in situations where we execute multiple contracts with the same counterparty. For such foreign exchange contracts, we offset the fair values of the amounts owed to or due from the same counterparty and classify the net amount as a net asset or net liability within “Prepaid expenses” or “Accounts payable and accrued liabilities,” respectively, on the Combined Balance Sheets.

Following are the notional amounts of our outstanding derivative positions at September 30, 2021, December 31, 2020, and December 31, 2019:

	September 30,	December 31,	December 31,
	2021	2020	2019
Foreign exchange contracts	$191	$90	$269

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Net gains and losses from hedging activities recognized in the Combined Statements of Operations for the nine months ended September 30, 2021, and the years ended December 31, 2020 and December 31, 2019 were as follows:

	September 30, 2021	December 31, 2020	December 31, 2019
Cash Flow Hedging Relationships
Foreign exchange contracts:
(Loss) Gain recognized in accumulated OCI	$(14)	$3	$10
Other expense, net reclassified from accumulated OCI into income	(3)	(3)	6

Amounts included in “Other expense, net” in the Combined Statements of Operations include the impact of forward points and option premiums, which are excluded from the assessment of hedge effectiveness. Other amounts included in “Other expense, net” in the Combined Statements of Operations relate to hedge of foreign-currency-denominated debt and hedge ineffectiveness, which are not material to the Combined Financial Statements.

The following is a summary of amounts recorded on the Combined Balance Sheets pertaining to our use of foreign currency derivatives as of September 30, 2021, December 31, 2020, and December 31, 2019:

	2021 (a)	2020 (b)	2019 (c)
Prepaid expenses	$2	$6	$77
Accounts payable and accrued liabilities	(36)	(9)	—

(a)	Includes $60 ($59 of qualifying hedges and $1 of economic hedges) and $94 of qualifying hedges of foreign exchange derivative contracts in asset and liability positions, respectively.
(b)	Includes $51 of qualifying hedges and $54 ($53 of qualifying hedges and $1 of economic hedges) of foreign exchange derivative contracts in asset and liability positions, respectively.
(c)

Includes $121 ($119 of qualifying hedges and $2 of economic hedges) and $44 ($42 of qualifying hedges and $2 of economic hedges) of foreign exchange derivative contracts in asset and liability positions, respectively.

Nonrecurring Fair Value Measurements

In addition to assets and liabilities that are recorded at fair value on a recurring basis, impairment indicators may subject goodwill, long-lived assets and film costs to nonrecurring fair value measurements. The fair values of film productions were estimated using a discounted cash flow approach. The inputs to all of these approaches are considered Level 3. For the nine months ended September 30, 2021, and the years ended December 31, 2020 and 2019, the nonrecurring fair value measurements for film and programming costs totaled $115, $844 and $92, respectively (see Note 11). The measurement in 2020 is primarily related to the continued shutdown of theaters during the pandemic and our decision to release our 2021 film slate in theaters and on HBO Max simultaneously.

NOTE 15. INCOME TAXES

For purposes of the Combined Financial Statements and U.S. taxation, our U.S. federal inventory of deferred tax balances have been computed consistent with the temporary differences that appear on AT&T federal pro forma

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

tax returns attributable to the items of income and deductions. All foreign territorial taxes including net operating loss carryforwards are computed for the foreign entities. During the nine months ended September 30, 2021, and the years ended December 31, 2020 and 2019, we filed as part of the AT&T consolidated group. Standalone net operating losses incurred prior to the Acquisition are reflected on the balance sheet while losses incurred subsequent to the Acquisition are deemed to be surrendered to the consolidated group.

Significant components of the company’s deferred tax liabilities are as follows:

	September 30, 2021	December 31, 2020	December 31, 2019
Depreciation and amortization	$(10,761)	$(11,170)	$(12,250)
Employee benefits	132	194	209
Investments in subsidiaries	(586)	(408)	(242)
Net operating loss and tax credit carryforwards	317	586	455
Unbilled TV receivables	(474)	(828)	(435)
Other	101	123	230

Subtotal	(11,271)	(11,503)	(12,033)
Valuation allowance	(73)	(72)	(74)

Net deferred tax liabilities	$(11,344)	$(11,575)	$(12,107)

At September 30, 2021, we had $22, $50, and $151 of tax-effected net operating losses attributable to our federal, state, and foreign operations, respectively, expiring primarily through 2040.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowance at September 30, 2021, and December 31, 2020 and 2019 relates to foreign net operating loss carryforwards and deferred tax assets which are not expected to be realizable. The change in the valuation allowance was $1, $(2), and ($30) for the nine months ended September 30, 2021, and the years ended December 31, 2020 and 2019, respectively.

We consider post-1986 unremitted foreign earnings subjected to the one-time transition tax not to be indefinitely reinvested as such earnings can be repatriated without any significant incremental tax costs. We consider other types of unremitted foreign earnings to be indefinitely reinvested. U.S. income and foreign withholding taxes have not been recorded on temporary differences related to investments in certain foreign subsidiaries as such differences are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability is not practicable.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply judgment, taking into account applicable tax laws, experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our Combined Financial Statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in the financial statements is recorded on the Combined Balance Sheets as an unrecognized tax benefit (“UTB”). We update the UTBs at each financial statement date to reflect the impacts of audit settlements and other resolutions of audit issues, the expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

A reconciliation of the change in our UTB balance for each of the periods presented is as follows:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Balance at beginning of year	$773	$817	$1,046
Increases for tax positions related to the current year	22	30	91
Increases for tax positions related to prior years	41	21	189
Decreases for tax positions related to prior years	(104)	(80)	(494)
Lapse of statute of limitations	—	(10)	(6)
Settlements	—	(5)	(9)

Balance at end of year	$732	$773	$817

Periodically we make deposits to taxing jurisdictions which reduce our UTB balance but are not included in the reconciliation above. Uncertain tax positions that, if recognized, would impact the effective income tax rate as of the end of the period amount to $843, $963, and $1,044 of the Company’s UTBs at September 30, 2021, December 31, 2020, and December 31, 2019, respectively. Accrued interest and penalties included in UTBs were $175 at September 30, 2021, $195 at December 31, 2020, and $225 at December 31, 2019. We record interest and penalties related to federal, state and foreign UTBs in income tax expense. The net interest and penalty benefit included in income tax expense was $20 for the nine months ended September 30, 2021, $30 for the year ended December 31, 2020, and $110 for the year ended December 31, 2019. We are not reporting uncertain tax positions or correlative deferred tax balances for positions taken in reporting periods after which we were acquired by the AT&T consolidated group to the balance sheet, as such uncertainties will be retained or indemnified by the AT&T consolidated group.

During 2019, we reached a settlement with the Internal Revenue Service with regard to its review of certain open matters included in our 2008—2010 tax returns. We recognized a net tax benefit of $260 as a result of the settlement, including related interest accruals.

We file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions as part of various consolidated tax groups. All audit periods prior to 2008 are closed for federal examination purposes. While we do not expect material changes, we are generally unable to estimate the range of impacts on the balance of the remaining uncertain tax positions or the impact on the effective tax rate from the resolution of these issues until each year is closed; and it is possible that the amount of unrecognized benefit with respect to our uncertain tax positions could increase or decrease within the next 12 months. Other foreign jurisdictions are generally subject to examination for a period of three years after filing of the respective return including any amendments.

At September 30, 2021, December 31, 2020, and December 31, 2019, “Prepaid expenses” on the Combined Balance Sheets includes $246, $310, and $406 of prepaid income taxes, primarily related to production tax credits. “Other assets” includes $574, $381, and $372 of production tax credits and $118, $127, and $175 of deferred tax assets related to various foreign jurisdictions.

At September 30, 2021, December 31, 2020, and December 31, 2019, “Accounts payable and accrued liabilities” on the Combined Balance Sheets includes $194, $183, and $226 of income taxes payable. “Other current

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

liabilities” includes $50, $277, and $6 of uncertain tax positions expected to be settled in cash within the next year. “Other noncurrent liabilities” includes $539, $392, and $887 of uncertain tax positions not expected to be settled in cash within the next year.

The components of income tax expense (benefit) are as follows:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Federal:
Current	$10	$84	$(104)
Deferred	(118)	(490)	(182)

	(108)	(406)	(286)

State & local:
Current	121	81	6
Deferred	(70)	(54)	(47)

	51	27	(41)

Foreign:
Current	288	259	453
Deferred	2	45	8

	290	304	461
Total	$233	$(75)	$134

“Income (loss) before income taxes” in the Combined Statements of Operations included the following components for the periods presented:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
U.S. income (loss) before income taxes	$910	$(342)	$1,416
Foreign income before income tax	275	279	998

Total	$1,185	$(63)	$2,414

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

A reconciliation of the recorded income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes is as follows:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
U.S. statutory federal tax rate	$249	$(13)	$507
Increases (decreases) in income taxes resulting from:
State and local income taxes	51	—	(3)
Impact on foreign operations	(76)	(29)	(126)
Uncertain tax positions	(87)	(23)	(222)
Research and development credit	(7)	(11)	(15)
Goodwill disposal	108	—	—
Other	(5)	1	(7)

Total	$233	$(75)	$134

Effective Tax Rate	19.7%	119.0%	5.6%

NOTE 16. BENEFIT PLANS

Overview

Certain employees participate in one of AT&T’s sponsored noncontributory pension plans and as such a portion of the expenses associated with these plans is included in our Combined Statements of Operations. However, our Combined Balance Sheets do not include any pension or post-retirement assets or liabilities related to these plans.

The following table presents the components of directly attributable net periodic benefit (credit) cost included in “Other expense, net” in the Combined Statements of Operations for pension plans where AT&T is the sponsor:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Interest cost on projected benefits obligation	$41	$74	$96
Expected return on assets	(133)	(174)	(146)
Actuarial (gain) loss	(141)	88	(31)

Net periodic benefit (credit) cost	$(233)	$(12)	$(81)

We sponsor four U.S. nonqualified pension plans that are noncontributory and unfunded. The four plans consist of the Time Warner Excess Benefit Plan (the “Excess plan”), the Retirement Accumulation Plan (“RAP”), the Supplemental Executive Retirement Plan (“SERP”) and the Wealth Accumulation Plan (“WAP”) (together the “US Nonqualified Plans”). The US Nonqualified Plans were closed to new entrants during 2010. The Excess plan and RAP are both frozen to new benefit accruals. SERP and WAP only have retirees remaining. The pension formula for the Excess plan captured pay above compensation limits or benefit limits. RAP is a cash balance type formula and now provides only interest credits. There have been no changes to the provisions of these plans during the periods presented.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

We also hold net assets and net liabilities on behalf of several non-U.S. pension plans. The plan provisions vary by plan and by country. Some of these plans are unfunded and all are noncontributory. The plan in the U.K. holds a net asset position. All others are in a net liability position.

Obligations and Funded Status

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of our September 30, 2021 and December 31, 2020 and 2019 measurement dates, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees and their beneficiaries and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels as applicable.

A summary of activity for substantially all of our U.S. nonqualified pension plans and non-U.S. pension plans is as follows:

Benefit Obligation

	Pension Benefits
	September 30, 2021	December 31, 2020	December 31, 2019
Benefit obligation, beginning of year	$1,109	$1,019	$925
Service cost – benefits earned during the period	2	4	3
Interest cost on projected benefit obligation	12	21	28
Actuarial (gain) loss	(36)	108	118
Benefits paid	(45)	(51)	(51)
Amendments	41	1	—
Foreign currency exchange rates	19	7	(4)

Benefit obligation, end of year	$1,102	$1,109	$1,019

A summary of the change in the fair value of plan assets and the plans’ funded status is as follows:

	Pension Benefits
	September 30, 2021	December 31, 2020	December 31, 2019
Fair value of plan assets, beginning of year	$905	$810	$731
Actual return on plan assets	43	67	97
Employer contributions	4	45	3
Benefits paid	(18)	(20)	(17)
Foreign currency exchange rates	31	3	(4)

Fair value of plan assets, end of year	965	905	810

(Unfunded) status at end of year (a)	$(137)	$(204)	$(209)

(a)	Funded status is not indicative of our ability to pay ongoing pension benefits or of our obligation to fund retirement trusts.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

(Liabilities) assets recognized on our Combined Balance Sheets are as follows:

	Pension Benefits
	September 30, 2021	December 31, 2020	December 31, 2019
Plan assets, net (a)	$255	$227	$209
Current portion of employee benefit obligation (b)	(33)	(34)	(30)
Employee benefit obligation (c)	(359)	(397)	(388)

Net amount recognized	$(137)	$(204)	$(209)

(a)	Included in “Other assets.”
(b)	Included in “Accounts payable and accrued liabilities.”
(c)

As of September 30, 2021, and December 31, 2020 and 2019, $61, $64 and $63 is included in “Postemployment benefit obligation.” As of September 30, 2021, and December 31, 2020 and 2019, $298, $333 and $325 is included in “Other noncurrent liabilities.”

As of September 30, 2021, and December 31, 2020, amounts included in “Accumulated other comprehensive income” were $41 and $1, respectively, primarily consisting of prior service cost. As of December 31, 2019, there were no amounts included in “Accumulated other comprehensive income.”

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a measurement date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $1,067 at September 30, 2021, $1,071 at December 31, 2020 and $978 at December 31, 2019.

Net Periodic Benefit Cost

The service cost component of net periodic pension benefit cost is recorded in operating expenses in the Combined Statements of Operations while the remaining components are recorded in “Other expense, net.” The following table presents the components of net periodic benefit (credit) cost:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Service cost – benefits earned during the period	$2	$4	$3
Interest cost on projected benefits obligation	12	21	28
Expected return on assets	(9)	(12)	(23)
Actuarial (gain) loss	(70)	54	44

Net periodic benefit (credit) cost (a)	$(65)	$67	$52

(a)

Net period benefit (credit) cost excludes foreign currency (gain) loss of $(12) and $4 for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively. There was no foreign currency (gain) loss for the year ended December 31, 2019.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Assumptions

In determining the projected benefit obligation and the net pension and postretirement benefit cost, we used the following significant weighted-average assumptions:

	Pension Benefits
	September 30, 2021	December 31, 2020	December 31, 2019
Weighted-average discount rate for determining benefit obligation	2.2%	1.7%	2.3%
Weighted-average discount rate for determining net cost (benefit)	1.4%	2.1%	3.0%
Long-term rate of return on plan assets	1.4%	1.7%	3.0%
Composite rate of compensation increase for determining benefit obligation	4.0%	3.5%	3.3%
Composite rate of compensation increase for determining net cost (benefit)	3.2%	2.9%	3.1%

We recognize gains and losses on pension assets and obligations immediately in “Other expense, net” in our Combined Statements of Operations. These gains and losses are generally measured annually as of December 31 for the periods ending December 31, 2019 and 2020 and as of September 30 for the period ending September 30, 2021. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost would be affected in future years.

Discount Rate Our assumed weighted-average discount rate for pension benefits reflects the hypothetical rate at which the projected benefit obligation could be effectively settled or paid out to participants. For the U.S. nonqualified pension plans, we determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars and neither callable, convertible nor index linked. For the U.K. pension plan, the discount rate is the single effective discount rate that produces the same liability as the Bank of America Merrill Lynch U.K. AA bond spot yield curve, assuming it remains flat at 30 years and beyond. For our other international plans the discount rates are determined based on various underlying economic measures which can differ for each plan based on the bond environment in each country.

For the U.S. nonqualified pension plans and several non-U.S. pension plans, we utilize a full yield curve approach in the estimation of the service and interest components of net periodic benefit costs for pension benefits. Under this approach, we apply discounting using individual spot rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. These spot rates align to each of the projected benefit obligations and service cost cash flows. Interest cost is computed by multiplying each spot rate by the corresponding discounted projected benefit obligation cash flows. The full yield curve approach reduces any actuarial gains and losses based upon interest rate expectations (e.g., built-in gains in interest cost in an upward sloping yield curve scenario), or gains and losses merely resulting from the timing and magnitude of cash outflows associated with our benefit obligations. Neither the annual measurement of our total benefit obligations nor annual net benefit cost is affected by the full yield curve approach.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Expected Long-Term Rate of Return Each year we review our expected long-term rate of return on plan assets for each of the funded non-U.S. pension plans. In some cases, our long-term rates of return reflect the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In other situations, the long-term rate reflects negotiated contract rates of return. In setting the long-term assumed rate of return, management considers capital markets’ future expectations, the asset mix of the plans’ investment and average historical asset return. Actual long-term returns can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. Any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured.

Composite Rate of Compensation Increase Only a few of the non-U.S. pension plans have pay-based benefit formulas. For those countries and plans, our expected composite rate of compensation increase cost for determining the benefit obligation and the benefit cost reflects the long-term average rate of salary increases.

Plan Assets

Plan assets consist primarily of private and public equity, government and corporate bonds and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet local regulations. Any plan contributions, as determined by local regulations, are made to a pension trust for the benefit of plan participants. We do not have significant required contributions to our pension plans for 2021.

The principal investment objectives are to ensure the availability of funds to pay pension benefits as they become due under a broad range of future economic scenarios, maximize long-term investment return with an acceptable level of risk based on our pension obligations, and diversify broadly across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has broadly diversified characteristics. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses.

The plan’s weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories are as follows:

	Pension Assets
	September 30, 2021		December 31, 2020		December 31, 2019
	Target	Actual	Target	Actual	Target	Actual
Cash	2%	3%	2%	2%	2%	2%
Equity securities	6%	7%	6%	6%	6%	7%
Fixed income securities	80%	83%	80%	85%	83%	84%
Real assets	4%	2%	4%	2%	4%	2%
Hedge funds	2%	2%	2%	2%	2%	2%
Multi-asset credit funds	6%	3%	6%	3%	3%	3%

Total	100%	100%	100%	100%	100%	100%

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Investment Valuation

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability at the measurement date.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the final business day of the period. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end.

Fixed income securities valuation is based upon observable prices for comparable assets, broker/dealer quotes (spreads or prices), or a pricing matrix that derives spreads for each bond based on external market data, including the current credit rating for the bonds, credit spreads to Treasuries for each credit rating, sector add-ons or credits, issue-specific add-ons or credits as well as call or other options.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

At September 30, 2021, December 31, 2020 and December 31, 2019, the defined benefit pension plan’s assets did not directly hold any securities issued by us.

Fair Value Measurements

See Note 14 for a discussion of the fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following table sets forth by level, within the fair value hierarchy, the pension assets and liabilities at fair value as of September 30, 2021:

Pension Assets and Liabilities at Fair Value as of September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Cash	$25	$—	$—	$25
Equity securities	—	68	—	68
Fixed income securities	—	855	123	978
Multi-asset credit fund	—	32	—	32

Total plan net assets at fair value	$25	$955	$123	$1,103

Assets held at net asset value practical expedient

Real assets				19
Hedge funds				22

Total assets held at net asset value practical expedient				41

Liabilities:

Derivatives	$—	$(179)	$—	$(179)

Total Plan Net Assets				$965

The table below sets forth a summary of changes in the fair value of the Level 3 pension assets for the year ended September 30, 2021:

Pension Assets	Fixed Income Funds
Balance at beginning of year	$133
Unrealized gains (losses)	(15)
Purchases, issuances, sales and settlements, net	5

Balance at end of year	$123

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following table sets forth by level, within the fair value hierarchy, the pension assets and liabilities at fair value as of December 31, 2020:

Pension Assets and Liabilities at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash	$17	$—	$—	$17
Equity securities	—	53	—	53
Fixed income securities	—	819	132	951
Multi-asset credit fund	—	24	—	24

Total plan net assets at fair value	$17	$896	$132	$1,045

Assets held at net asset value practical expedient

Real assets				18
Hedge funds				19

Total assets held at net asset value practical expedient				37

Liabilities:
Derivatives	$—	$(177)	$—	$(177)

Total Plan Net Assets				$905

The table below sets forth a summary of changes in the fair value of the Level 3 pension assets for the year ended December 31, 2020:

Pension Assets	Fixed Income Funds
Balance at beginning of year	$114
Unrealized gains (losses)	21
Purchases, issuances, sales and settlements, net	(3)

Balance at end of year	$132

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following table sets forth by level, within the fair value hierarchy, the pension assets and liabilities at fair value as of December 31, 2019:

Pension Assets and Liabilities at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Cash	$17	$—	$—	$17
Equity securities	—	54	—	54
Fixed income securities	—	742	114	856
Multi-asset credit fund	—	24	—	24

Total plan net assets at fair value	$17	$820	$114	$951

Assets held at net asset value practical expedient

Real assets				18
Hedge funds				19

Total assets held at net asset value practical expedient				37

Liabilities:
Derivatives	$—	$(178)	$—	$(178)

Total Plan Net Assets				$810

The table below sets forth a summary of changes in the fair value of the Level 3 pension assets for the year ended December 31, 2019:

Pension Assets	Fixed Income Funds
Balance at beginning of year	$—
Unrealized (losses) gains	—
Purchases, issuances, sales and settlements, net	114

Balance at end of year	$114

Estimated Future Benefit Payments

Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at September 30, 2021. Because benefit payments will depend on future employment and compensation levels, average years employed, average life spans, and payment elections, among other factors, changes in any of these assumptions could significantly affect these expected amounts. The following table provides expected benefit payments under our pension plans:

Pension Benefits
Remainder of 2021	$14,118
2022	43,973
2023	44,630
2023	43,276
2025	44,862
Years 2026—2031	$275,827

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Defined Contribution Plans

We have certain domestic and international defined contribution plans for which the expense amounted to $115 for the nine months ended September 30, 2021, $168 for the year ended December 31, 2020 and $146 for the year ended December 31, 2019. Our contributions to the defined contribution plans are primarily based on a percentage of the employees’ elected contributions and are subject to plan provisions.

Multiemployer Benefit Plans

We contribute to various multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain of our union-represented employees. The risks of participating in these multiemployer pension plans are different from single-employer pension plans in that (i) contributions made by us to the multiemployer pension plans may be used to provide benefits to employees of other participating employers; (ii) if we choose to stop participating in certain of these multiemployer pension plans, we may be required to pay those plans an amount based on the underfunded status of the plan, which is referred to as a withdrawal liability; and (iii) actions taken by a participating employer that lead to a deterioration of the financial health of a multiemployer pension plan may result in the unfunded obligations of the multiemployer pension plan being borne by its remaining participating employers. While no multiemployer pension plan that we contributed to is individually significant to us, we were listed on certain Form 5500s as providing more than 5% of total contributions based on the current information available. The financial health of a multiemployer plan is indicated by the zone status, as defined by the Pension Protection Act of 2006, which represents the funded status of the plan as certified by the plan’s actuary. In general, plans in the red zone are less than 65% funded, plans in the yellow zone are between 65% and 80% funded and plans in the green zone are at least 80% funded. The funded status for one of the plans for which the Company was listed as providing more than 5% of total contributions reported green zone status for the most recent available plan year. As of December 31, 2020, two of the plans, the Motion Picture Industry Pension Plan and the Screen Actors Guild – Producers Pension Plan, were funded at 67.5% and 74.9%, respectively for the 2020 plan year, but neither of these plans were considered to be in endangered, critical, or critical and declining status in the 2020 plan year. We are listed as providing more than 5% of total contributions to the Motion Picture Industry Pension Plan. Total contributions made by us to multiemployer pension plans for the nine months ended September 30, 2021, and the years ended December 31, 2020 and 2019 were $140, $135 and $155, respectively. Our share of contributions to plans whose zone status is below green is not material.

We also contribute to various other multiemployer benefit plans that provide health and welfare benefits to active and retired participants. Total contributions made by us to these other multiemployer benefit plans for the nine months ended September 30, 2021, and the years ended December 31, 2020 and 2019 were $188, $182 and $206, respectively.

NOTE 17. EQUITY-BASED COMPENSATION

Certain of our employees participate in share-based compensation plans sponsored by AT&T, which include stock options and Restricted Stock Unit awards. The most recent stock option grant took place in 2018, vested within one year and no additional grants have since been issued. Restricted Stock Unit awards have a vesting period of one to four years in accordance with the terms of those plans.

Our Combined Statements of Operations include the compensation cost recognized for those plans as operating expenses, as well as the associated tax benefits. These amounts were based on the awards and terms previously

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

granted to our employees but may not reflect the equity awards or results that we would have experienced or expect to experience as a standalone company. Additionally, expenses related to the AT&T corporate employees were allocated based on an allocation metric which best represents our portion of corporate expenses incurred, primarily based on the relative percentage of expected revenue. The unit data presented in the tables below only reflect the costs that were directly attributable to our employees and none of the allocated expenses of AT&T’s corporate employees.

Equity Plans

Stock options and RSUs have been granted to our employees and non-employee directors. Generally, stock options have exercise prices equal to the fair market value on the date of grant, vest in four equal annual installments and expire ten years from the date of grant. RSUs generally vest in four equal annual installments. Stock options and RSUs generally provide for accelerated vesting upon an election to retire after reaching a specified age and years of service, as well as in certain additional circumstances for non-employee directors.

Holders of RSUs are generally entitled to receive cash dividend equivalents based on the regular quarterly cash dividends declared and paid by AT&T during the period that the RSUs are outstanding. The dividend equivalent payment for holders of RSUs subject to a performance condition is made in cash following the satisfaction of the performance condition. Holders of stock options do not receive dividends or dividend equivalent payments.

Upon the (i) exercise of a stock option or (ii) vesting of an RSU, shares of the Parent’s common stock may be issued either from authorized but unissued shares or from treasury stock.

Other information pertaining to each category of equity-based compensation appears below.

The compensation costs included in our Combined Statements of Operations are reflected in the table below:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Share-based compensation expense	$146	$216	$194
Tax benefits associated with share-based compensation expense	31	45	41

Total unrecognized compensation cost related to nonvested restricted stock units as of September 30, 2021, without taking into account expected forfeitures, is $263 and is expected to be recognized over a weighted-average period between 1 and 2 years. The total fair value of shares vested during the nine months ended September 30, 2021 was $191, compared to $177 and $293 for the years ended December 31, 2020 and December 31, 2019, respectively.

Restricted Stock Units

The following table sets forth the weighted-average grant date fair value of RSUs. We granted 10 target RSUs during the nine months ended September 30, 2021.

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
RSUs	$29.35	$35.62	$30.90

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following table summarizes information about nonvested RSUs for the nine months ended September 30, 2021 (shares in millions):

	Number of Shares / Units	Weighted-Average Grant Date Fair Value
Nonvested as of December 31, 2020	11	$34.82
Granted	10	29.35
Vested	6	34.29
Forfeited	1	33.31
Nonvested as of September 30, 2021	14	$31.37

Stock Options

We did not grant any stock options during the nine months ended September 30, 2021. The following table summarizes information about stock options outstanding during the nine months ended September 30, 2021 (shares in millions):

	Number of Options	Weighted-Average Exercise Price
Outstanding as of December 31, 2020	5	$17.95
Exercised	2	14.28
Forfeited or expired	—	11.21
Outstanding and exercisable as of September 30, 2021	3	$20.81

As of September 30, 2021, the weighted-average remaining contractual term of stock options outstanding and exercisable is 2 years. As of September 30, 2021, the number, weighted-average exercise price, aggregate intrinsic value and weighted-average remaining contractual term of the aggregate stock options that either had vested or are expected to vest approximate the corresponding amounts for stock options outstanding.

The following table summarizes information about stock options exercised for the nine months ended September 30, 2021 and years ended December 31, 2020 and 2019:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Total intrinsic value	$19	$58	$181
Cash received	46	44	411

NOTE 18. SALES OF RECEIVABLES

We have agreements with various third-party financial institutions pertaining to the sales of certain types of our accounts receivable. The most significant of these programs is discussed in detail below and generally consists of revolving service and trade receivables. Under this program, we transfer receivables to purchasers in exchange for cash. Under the terms of our agreements for this program, we continue to bill and collect the payments from our customers on behalf of the financial institutions.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Revolving Receivables Program

We have a revolving agreement to transfer up to $6,000 of certain receivables through our bankruptcy-remote subsidiaries to various financial institutions on a recurring basis in exchange for cash equal to the gross receivables transferred. This agreement is subject to renewal on an annual basis and the transfer limit may be expanded from time to time. As customers pay their balances, we transfer additional receivables into the program, resulting in our gross receivables sold exceeding net cash flow impacts (e.g., collect and reinvest). The transferred receivables are fully guaranteed by our bankruptcy-remote subsidiaries and $1,208 of pledged receivables are transferred into bankruptcy-remote subsidiaries reflected on our Combined Balance Sheets as of September 30, 2021. In addition to our receivables, beginning in 2020 certain AT&T Mobility LLC receivables are transferred to a bankruptcy-remote subsidiary owned by an AT&T affiliate to serve as additional pledged collateral under this agreement. Any reduction of collateral in the future may impact the Company’s sold receivables. The transfers are recorded at fair value of the proceeds received and obligations assumed less derecognized receivables. The obligation is subsequently adjusted for changes in estimated expected credit losses and interest rates. Our maximum exposure to loss related to these receivables transferred is limited to the amount outstanding.

The fair value measurement used for the obligation is considered Level 3 under the Fair Value Measurement and Disclosure framework (see Note 14).

The following table sets forth a summary of receivables sold:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Gross receivables sold/cash proceeds received[1]	$13,085	$14,111	$11,602
Collections reinvested under revolving agreement	12,773	13,162	7,689

Net cash proceeds received	$312	$949	$3,913

Net receivables sold[2]	$13,010	$13,985	$11,216
Obligations (reversed) recorded	(75)	249	526

[1]	Includes initial sale of receivables of $312 for nine months ended September 30, 2021, $949 for year ended December 31, 2020 and $3,913 for year ended December 31, 2019.
[2]	Receivables net of allowance, return and incentive reserves and imputed interest.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following table sets forth a summary of the receivables and accounts being serviced:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Gross receivables:	$1,208	$1,597	$2,959
Balance sheet classification
Accounts receivable:
Trade receivables	1,000	1,403	2,444
Other assets:
Noncurrent notes and trade receivables	208	194	515
Outstanding portfolio of receivables derecognized from our Combined Balance Sheets	5,121	4,809	3,914
Cash proceeds received, net of remittances[1]	5,121	4,809	3,914

[1]	Represents amounts to which financial institutions remain entitled.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

NOTE 19. ADDITIONAL FINANCIAL INFORMATION

Additional financial information with respect to cash payments, “Other expense, net,” “Other current assets,” “Accounts payable and accrued liabilities,” “Other current liabilities,” and “Other noncurrent liabilities” is as follows:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash Flows
Cash payments made for interest	$66	$95	$445
Cash payments made for income taxes	457	$533	$576

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Other Expense, Net
(Gain) loss on equity method investees	$(12)	$71	$44
Investment impairment	1	151	30
Loss on Otter disposal	223	—	—
Pension remeasurement	(141)	88	(31)
Premiums paid and costs incurred on debt redemption	—	13	376
Net accelerated amortization of debt (premiums) discounts	—	—	(187)
Bridge Loan fees	198	—	—
Other	4	6	11

Total other expense, net	$273	$329	$243

	September 30, 2021	December 31, 2020	December 31, 2019
Other Current Assets
Inventory	$166	$114	$106
Other	324	364	174

Total other current assets	$490	$478	$280

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

	September 30, 2021	December 31, 2020	December 31, 2019
Accounts Payable and Accrued Liabilities
Accounts payable	$834	$1,064	$1,156
Participations payable	2,723	2,741	2,873
Programming costs payable	2,190	2,337	1,598
Accrued expenses	1,073	863	713
Accrued compensation	1,300	1,634	1,446
Accrued interest	26	26	29
Accrued taxes	286	315	332
Other	580	728	695

Total accounts payable and accrued liabilities	$9,012	$9,708	$8,842

	September 30, 2021	December 31, 2020	December 31, 2019
Other Current Liabilities
Deferred revenue	$1,320	$1,334	$1,285
Other	52	277	6

Total other current liabilities	$1,372	$1,611	$1,291

	September 30, 2021	December 31, 2020	December 31, 2019
Other Noncurrent Liabilities
Noncurrent tax and interest reserves	$569	$417	$898
Participations payable	2,190	2,087	1,966
Programming costs payable	757	841	549
Noncurrent pension and post-retirement liabilities	296	325	326
Deferred compensation	550	650	648
Operating lease liabilities	2,292	2,330	2,253
Other noncurrent liabilities	295	348	445

Total other noncurrent liabilities	$6,949	$6,998	$7,085

NOTE 20. COMMITMENTS AND CONTINGENCIES

Commitments

We have commitments under certain network programming, film licensing, creative talent, employment and other agreements aggregating to $36,948 at September 30, 2021.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The commitments under certain programming, film licensing, talent and other agreements (“Programming and Other”) during the next five years and thereafter are as follows:

Programming and Other
Remainder of 2021	$3,048
2022	7,621
2023	5,014
2024	4,239
2025	3,395
Thereafter	13,631

Total	$36,948

Contingent Commitments

We also have certain contractual arrangements that would require us to make payments or provide funding if certain circumstances occur (“Contingent Commitments”). Contingent Commitments principally include amounts that could be paid in connection with guarantees provided by us and post term advance obligations on certain co-financing arrangements.

The following is a description of our Contingent Commitments at September 30, 2021:

Six Flags Guarantee

In connection with our former investment in the Six Flags theme parks located in Georgia and Texas (collectively, the “Parks”), in 1997, certain subsidiaries of ours agreed to guarantee (the “Six Flags Guarantee”) certain obligations of the partnerships that hold the Parks (the “Partnerships”) for the benefit of the limited partners in such Partnerships, including: annual payments made to the Parks or to the limited partners and additional obligations at the end of the respective terms for the Partnerships in 2027 and 2028 (the “Guaranteed Obligations”). The aggregate undiscounted estimated future cash flow requirements covered by the Six Flags Guarantee over the remaining term (through 2028) are $523. To date, no payments have been made by us pursuant to the Six Flags Guarantee.

Six Flags Entertainment Corporation (formerly known as Six Flags, Inc. and Premier Parks Inc.) (“Six Flags”), which has the controlling interest in the Parks, has agreed, pursuant to a subordinated indemnity agreement (the “Subordinated Indemnity Agreement”), to guarantee the performance of the Guaranteed Obligations when due and to indemnify us, among others, if the Six Flags Guarantee is called upon. If Six Flags defaults in its indemnification obligations, we have the right to acquire control of the managing partner of the Parks. Six Flags’ obligations to us are further secured by its interest in all limited partnership units held by Six Flags.

Because the Six Flags Guarantee existed prior to December 31, 2002 and no modifications to the arrangements have been made since the date the guarantee came into existence, we are required to continue to account for the Guaranteed Obligations as a contingent liability. Based on our evaluation of the current facts and circumstances surrounding the Guaranteed Obligations and the Subordinated Indemnity Agreement, we are unable to predict the loss, if any, that may be incurred under the Guaranteed Obligations, and no liability for the arrangements has been recognized at September 30, 2021. Because of the specific circumstances surrounding the arrangements and the fact that no active or observable market exists for this type of financial guarantee, we are unable to determine a current fair value for the Guaranteed Obligations and related Subordinated Indemnity Agreement.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Other Contingent Commitments

Other contingent commitments primarily include contingent payments for post-production term advance obligations on certain co-financing arrangements, as well as operating lease commitment guarantees, letters of credit, bank guarantees and surety bonds, which generally support performance and payments for a wide range of global contingent and firm obligations, including insurance, litigation appeals, real estate leases and other operational needs.

The following table summarizes our other contingent commitments at September 30, 2021. For other contingent commitments where payment obligations are outside our control, the timing of amounts presented in the table represents the earliest period in which the payment could be requested. For the remaining other contingent commitments, the timing of amounts presented in the table represents when the maximum contingent commitment will expire but does not mean that we expect to incur an obligation to make any payments within that time period. In addition, amounts presented do not reflect the effects of any indemnification rights we might possess:

Other Contingent Commitments
Remainder of 2021	$4
2022	30
2023	—
2024	1
2025	1
Thereafter	256

Total	$292

Contingencies

We are party to numerous lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. In evaluating these matters on an ongoing basis, we take into account amounts already accrued on the balance sheet. In our opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 21. SUBSEQUENT EVENTS

We have performed an evaluation of subsequent events through November 17, 2021, which is the date the financial statements were available to be issued. No events or transactions were identified during this period that required recognition or disclosure in the Combined Financial Statements.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

among

AT&T INC.,

MAGALLANES, INC.,

DISCOVERY, INC.

and

DRAKE SUBSIDIARY, INC.

Dated as of May 17, 2021

-i-

-ii-

-iii-

ANNEXES AND EXHIBITS

Annex A	–	Certain Definitions
Exhibit A	–	Separation and Distribution Agreement
Exhibit B	–	Tax Matters Agreement
Exhibit C	–	Employee Matters Agreement
Exhibit D	–	Form of Amended RMT Partner Charter
Exhibit E	–	Transaction Accounting Principles
Exhibit F	–	Form of Spinco Merger Tax Representation Letter
Exhibit G	–	Form of RMT Partner Merger Tax Representation Letter
Exhibit H	–	Form of Remainco Merger Tax Opinion
Exhibit I	–	Transition Services Agreement Term Sheet

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 17, 2021, is entered into by and among AT&T INC., a Delaware corporation (“Remainco”), MAGALLANES, INC., a Delaware corporation and a wholly owned Subsidiary of Remainco (“Spinco”), DISCOVERY, INC., a Delaware corporation (“RMT Partner”), and DRAKE SUBSIDIARY, INC., a Delaware corporation and a wholly owned Subsidiary of RMT Partner (“Merger Sub” and, together with Remainco, Spinco and RMT Partner, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, contemporaneously with the execution of this Agreement, Remainco, Spinco and RMT Partner are entering into the Separation and Distribution Agreement, pursuant to which Remainco will (in accordance with the Separation) separate the Spinco Business such that, as of the Distribution, the Spinco Business is held by the Spinco Entities;

WHEREAS, following the Separation and pursuant to the Separation and Distribution Agreement, Remainco will distribute to the holders of Remainco Common Stock all of the shares of Spinco Common Stock (a) by means of a pro rata distribution (the “Spin-Off”) and/or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Remainco Common Stock (the “Exchange Offer”) (to be followed by a Clean-Up Spin-Off);

WHEREAS, upon the terms and subject to the conditions set forth herein, at the Charter Amendment Effective Time, as a condition and material inducement to the willingness of Remainco and Spinco to enter into this Agreement, RMT Partner will amend and restate the Existing RMT Partner Charter pursuant to which, among other things, each share of (a) RMT Partner Series A Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one validly issued, fully paid and non-assessable share of RMT Partner Common Stock, (b) RMT Partner Series B Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one validly issued, fully paid and non-assessable share of RMT Partner Common Stock, (c) RMT Partner Series C Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one validly issued, fully paid and non-assessable share of RMT Partner Common Stock, (iv) RMT Partner Series A-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of RMT Partner Common Stock and (v) RMT Partner Series C-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of RMT Partner Common Stock as the number of shares of RMT Partner Series C Common Stock each such share of RMT Partner Series C-1 Preferred Stock would have been convertible into under the Existing RMT Partner Charter (including, the Series C-1 Preferred Certificate of Designations) in effect immediately prior to the Charter Amendment Effective Time;

WHEREAS, unless the Alternative Transaction Structure is agreed to by the Parties upon the terms and subject to the conditions set forth herein, after the Charter Amendment Effective Time and immediately following the Distribution and pursuant to this Agreement, at the Effective Time, the Parties will effect the merger of Merger Sub with and into Spinco (the “Merger”), with Spinco continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, an independent transaction committee of the board of directors of RMT Partner (the “RMT Partner Independent Committee”), comprised solely of directors who are independent of Advance/Newhouse Programming Partnership and its Affiliates (“Advance/Newhouse”), has (a) determined that the terms of the Consent Agreement, to be entered into concurrently with the execution and delivery of this Agreement, between RMT Partner and Advance/Newhouse (the “Consent Agreement”) and the reclassification of the RMT Partner Series A-1 Preferred Stock contemplated by the RMT Partner Charter Amendment are in the best interests of

RMT Partner and its stockholders (other than Advance/Newhouse) and (b) recommended that the board of directors of RMT Partner (the “RMT Partner Board”) adopt resolutions approving and declaring advisable the Consent Agreement and the reclassification of the RMT Partner Series A-1 Preferred Stock contemplated by the RMT Partner Charter Amendment;

WHEREAS, the RMT Partner Board (acting in part upon the recommendation of the RMT Partner Independent Committee) has (a) approved and declared advisable this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including the Merger, the RMT Partner Share Issuance and the RMT Partner Charter Amendment (the “Transactions”), (b) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of RMT Partner and its stockholders and (c) resolved to make the RMT Partner Recommendation;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (a) approved and declared advisable this Agreement and the Transactions, including the Merger, (b) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Merger Sub and its sole stockholder and (c) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub;

WHEREAS, the board of directors of Spinco (the “Spinco Board”) has (a) approved and declared advisable this Agreement, the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, (b) determined that this Agreement, the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, are in the best interest of Spinco and its sole stockholder and (c) resolved to recommend the adoption of this Agreement by Remainco as the sole stockholder of Spinco;

WHEREAS, the board of directors of Remainco (the “Remainco Board”) has approved this Agreement and the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and material inducement to RMT Partner’s, Remainco’s and Spinco’s willingness to enter into this Agreement, Advance/Newhouse and John C. Malone (together, the “Significant Stockholders”), as beneficial owners of shares of Pre-Closing RMT Partner Voting Capital Stock, are entering into voting agreements with Remainco, Spinco and RMT Partner (the “Voting Agreements”), pursuant to which and on the terms and subject to the conditions thereof, each of the Significant Stockholders has agreed to vote the shares of Pre-Closing RMT Partner Voting Capital Stock beneficially owned by such Significant Stockholder in favor of approval of the RMT Partner Share Issuance, the RMT Partner Charter Amendment and the Transactions;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange and the Merger shall qualify for the Intended Tax Treatment and (b) this Agreement, together with the Separation and Distribution Agreement, shall constitute a “plan of reorganization” for purposes of Section 368 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

THE RMT PARTNER CHARTER AMENDMENT

Section 1.1 The RMT Partner Charter Amendment. Unless the Alternative Transaction Structure is agreed to by the Parties pursuant to Section 2.9, on the terms and subject to the conditions set forth in this Agreement, the Existing RMT Partner Charter shall be amended and restated to read in its entirety as set forth on Exhibit D (the “Amended RMT Partner Charter” and, such amendment and restatement, the “RMT Partner Charter Amendment”). The Amended RMT Partner Charter shall be the certificate of incorporation of RMT Partner from and after the Charter Amendment Effective Time, until duly amended as provided therein or by applicable Law.

Section 1.2 Charter Amendment Effective Time. On the terms and subject to the conditions set forth in this Agreement, as soon as practicable following, and on the date of, the Closing, RMT Partner shall cause the Amended RMT Partner Charter to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 242 and 245 and the other applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). The RMT Partner Charter Amendment shall become effective prior to, and subject to the occurrence of, the Effective Time or at such other date and time as may be agreed by the Parties in writing and specified in the Amended RMT Partner Charter (such date and time, the “Charter Amendment Effective Time”).

Section 1.3 Treatment of Equity Awards.

(a) Each RMT Partner Option to acquire RMT Partner Series C Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement and/or employment agreement in effect immediately prior to the Charter Amendment Effective Time, (i) a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series C Common Stock subject to such RMT Partner Option immediately prior to the Charter Amendment Effective Time and (ii) at a per-share exercise price equal to the exercise price per share of RMT Partner Series C Common Stock at which such RMT Partner Option was exercisable immediately prior to the Charter Amendment Effective Time. Each RMT Partner Option to acquire RMT Partner Series A Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement and/or employment agreement in effect immediately prior to the Charter Amendment Effective Time, (x) a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series A Common Stock subject to such RMT Partner Option immediately prior to the Charter Amendment Effective Time and (y) at a per-share exercise price equal to the exercise price per share of RMT Partner Series A Common Stock at which such RMT Partner Option was exercisable immediately prior to the Charter Amendment Effective Time.

(b) Each RMT Partner Restricted Stock Unit corresponding to shares of RMT Partner Series C Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit award corresponding to shares of RMT Partner Common Stock, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger)

under the applicable RMT Partner Stock Plan and award agreement in effect immediately prior to the Charter Amendment Effective Time with respect to a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series C Common Stock subject to such RMT Partner Restricted Stock Unit immediately prior to the Charter Amendment Effective Time. Each RMT Partner Restricted Stock Unit corresponding to shares of RMT Partner Series A Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit award corresponding to shares of RMT Partner Common Stock, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement in effect immediately prior to the Charter Amendment Effective Time with respect to a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series A Common Stock subject to such RMT Partner Restricted Stock Unit immediately prior to the Charter Amendment Effective Time.

(c) Each RMT Partner Performance Restricted Stock Unit corresponding to shares of RMT Partner Series A Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into a performance restricted stock unit award corresponding to shares of RMT Partner Common Stock, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement and/or employment agreement in effect immediately prior to the Charter Amendment Effective Time with respect to a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series A Common Stock subject to such RMT Partner Performance Restricted Stock Unit immediately prior to the Charter Amendment Effective Time. The pre-Closing compensation committee of the RMT Partner Board shall appropriately adjust the performance goals for RMT Partner Performance Restricted Stock Units to reflect the effect of the transactions contemplated by this Agreement.

(d) Each RMT Partner SAR corresponding to shares of RMT Partner Series C Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into a stock appreciation right award corresponding to shares of RMT Partner Common Stock, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement and/or employment agreement in effect immediately prior to the Charter Amendment Effective Time with respect to a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series C Common Stock subject to such RMT Partner SAR immediately prior to the Charter Amendment Effective Time. Each RMT Partner SAR corresponding to shares of RMT Partner Series A Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into a stock appreciation right award corresponding to shares of RMT Partner Common Stock, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement and/or employment agreement in effect immediately prior to the Charter Amendment Effective Time with respect to a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series A Common Stock subject to such RMT Partner SAR immediately prior to the Charter Amendment Effective Time.

ARTICLE II

THE MERGER

Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub shall be merged with and into Spinco in accordance with the DGCL and the separate corporate existence of Merger Sub shall thereupon cease, (b) Spinco shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and, from and after the Effective Time, shall be a wholly owned subsidiary of RMT Partner and the separate corporate existence of Spinco with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DGCL and (c) the Merger shall have such other effects as provided in the DGCL, in each case, except as expressly set forth in this Agreement.

Section 2.2 Closing. Unless the Alternative Transaction Structure is agreed to by the Parties pursuant to Section 2.9, the closing of the RMT Partner Charter Amendment and the Merger (the “Closing”) shall take place at 9:00 a.m. (New York Time) on the third Business Day following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE IX (other than the conditions set forth in Section 9.1(a) and those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other date, time or place as Remainco and RMT Partner may mutually agree in writing; provided that, (a) if a Financial Market Deferral Period has commenced and not expired, the Closing shall not occur until the earlier of (x) the date during such Financial Market Deferral Period agreed to by Remainco and RMT Partner and (y) the last day of such Financial Market Deferral Period (subject to extension pursuant to Section 8.19(k)) and (b) if a Spinco Debt Securities Valuation has commenced and not been completed, the Closing shall not occur until the date that is 30 days after the date RMT Partner proposed the terms of the Spinco Debt Securities subject to such Spinco Debt Securities Valuation to Remainco in writing (which date shall not be later than the Outside Date). The Closing shall occur (i) remotely via electronic exchange of documents and signatures, (ii) at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 or (iii) at such other time and place or in such other manner as the Parties may mutually agree in writing. The date on which the Closing occurs is called the “Closing Date.”

Section 2.3 Effective Time. As soon as practicable following, and on the date of, the Closing, Spinco and Merger Sub will cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger but in any event after the Charter Amendment Effective Time (such date and time, the “Effective Time”).

Section 2.4 The Certificate of Incorporation of the Surviving Corporation. The certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be a name that is agreed by RMT Partner and Remainco.

Section 2.5 The Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be a name that is agreed by RMT Partner and Remainco.

Section 2.6 Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the Merger Sub Board at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Section 2.7 Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Section 2.8 RMT Partner Governance Matters.

(a) At the Effective Time, the RMT Partner Board shall consist of 13 directors, which shall be divided into three classes designated as Class I, Class II and Class III. Prior to the Effective Time, subject to Section 8.8, Remainco and RMT Partner shall each designate directors such that, at the Effective Time, the RMT Partner Board shall be comprised of: (i) the Chief Executive Officer of RMT Partner as of immediately after the Effective Time (the “CEO Designee”); (ii) seven directors designated by Remainco (the “Remainco Designees”); and (iii) five directors designated by the RMT Partner Board (each of such directors and the CEO Designee, collectively, the “RMT Partner Designees”). The Chairperson of the RMT Partner Board shall be one of the Remainco Designees.

(b) The Class I directors shall initially include two Remainco Designees and two RMT Partner Designees. The Class II directors shall initially include two Remainco Designees and two RMT Partner Designees. The Class III directors shall initially include three Remainco Designees, of which one shall be the Chairperson of the RMT Partner Board, and two RMT Partner Designees. The initial term of the Class I directors shall expire immediately following RMT Partner’s first annual meeting of stockholders following the consummation of the Merger. The initial term of the Class II directors shall expire immediately following RMT Partner’s second annual meeting of stockholders following the consummation of the Merger. The initial term of the Class III directors shall expire immediately following RMT Partner’s third annual meeting of stockholders following the consummation of the Merger. As of the expiration of the initial term of each of Class I, Class II and Class III, RMT Partner directors shall be elected for a one-year term expiring immediately following each RMT Partner annual meeting of stockholders.

(c) At the Effective Time, the individual set forth in Section 2.8(c) of the Spinco Disclosure Letter shall be appointed to serve as the Chief Executive Officer of RMT Partner. From the date of this Agreement, Remainco and RMT Partner shall cooperate and consult in good faith to appoint such other senior executive officers as mutually agreed between Remainco and RMT Partner and determine such senior executive officers’ initial roles, titles and responsibilities. From the Effective Time, such officers shall hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal in accordance with their respective employment agreements and the Organizational Documents of RMT Partner, as applicable.

Section 2.9 Alternative Transaction Structure. In the event that (a) the IRS notifies Remainco or any of its Subsidiaries that the IRS will not issue the Private Letter Ruling or the Transactions will not qualify for the Intended Tax Treatment or (b) in Remainco’s reasonable determination, the IRS would not reasonably be expected to issue the Private Letter Ruling, the Parties shall negotiate in good faith to structure the Transactions in an alternative tax-free manner (such structure, the “Alternative Transaction Structure”); provided that in no event shall a Party be required to agree to any term or condition that is materially detrimental to such Party and its Subsidiaries, taken as a whole. If the Alternative Transaction Structure is adopted in accordance with the preceding sentence, (i) all relevant provisions of this Agreement shall be amended mutatis mutandis to refer to, and give effect to, the Alternative Transaction Structure, (ii) without limiting the generality of the foregoing clause (i), all filings, notices and reports with the SEC and any other Governmental Entity shall be made or amended, as the case may be, reflecting the Alternative Transaction Structure and, in any case, in accordance with Section 8.8 and (iii) the Parties shall, and shall cause their respective Subsidiaries to, (x) amend and restate this Agreement and, if necessary or advisable to effect the Alternative Transaction Structure, the Separation and Distribution Agreement and any other Transaction Documents to reflect the foregoing and (y) execute, acknowledge and deliver any assurances, documents or instruments of transfer, conveyance, assignment and assumption reasonably requested by the other Party to effect the Alternative Transaction Structure. If the Alternative Transaction Structure is not agreed upon (or the Parties decide not to pursue the Alternative Transaction Structure), then the Parties shall, subject to the satisfaction or waiver of the conditions set forth in ARTICLE IX, consummate the Transactions as soon as practicable after June 15, 2023 (the “Delayed RMT”) and cooperate with one another in good faith, and use reasonable best efforts, to furnish appropriate representation letters to enable counsel to Remainco to issue an opinion on the qualification of the Delayed RMT for the

Intended Tax Treatment and, if Remainco wishes to obtain an IRS ruling regarding the qualification of the Delayed RMT for the Intended Tax Treatment, the Parties will cooperate with one another in good faith, and use reasonable best efforts, to obtain such ruling. In connection with any Delayed RMT, (A) all filings, notices and reports with the SEC and any other Governmental Entity shall be made or amended, as the case may be, reflecting the Delayed RMT and, in any case, in accordance with Section 8.8 and (B) the Parties shall, and shall cause their respective Subsidiaries to, amend this Agreement, the Separation and Distribution Agreement and any other Transaction Documents, if necessary or advisable to effect the Delayed RMT.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 3.1 Conversion of Shares of Spinco Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of Spinco, each:

(a) share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(b)) shall automatically be converted into, and become exchangeable for, the right to receive a number of shares, or subject to Section 4.6, a fraction of a share, of RMT Partner Common Stock such that each holder of record of shares of Spinco Common Stock immediately prior to the Effective Time shall have the right to receive, in the aggregate, a number of shares of RMT Partner Common Stock equal to the product of (i) the total number of shares of Spinco Common Stock held of record by such holder immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio (such shares, the “Merger Consideration”), subject to adjustment in accordance with Section 3.3; and

(b) share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time held by Spinco as treasury stock or held by any other Spinco Entity, in each case, following the Distribution and immediately prior to the Effective Time shall be cancelled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange thereof.

Section 3.2 Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

Section 3.3 Anti-Dilution Adjustments. The Exchange Ratio and any other similarly dependent items shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Pre-Closing RMT Partner Capital Stock, RMT Partner Common Stock or Spinco Common Stock, as applicable, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Pre-Closing RMT Partner Capital Stock, RMT Partner Common Stock or Spinco Common Stock, as applicable, having a record date occurring on or after the date of this Agreement and prior to the Effective Time, other than (1) in the case of Spinco Common Stock, to the extent contemplated in the Separation and Distribution Agreement (including the Separation or in connection with the Spin-Off, Exchange Offer or Clean-Up Spin-Off, where Remainco shall be entitled to cause the number of outstanding shares of Spinco Common Stock to be an amount that it determines in its sole and absolute discretion) and (2) in the case of RMT Partner Common Stock, to the extent contemplated by the RMT Partner Charter Amendment; provided that nothing in this Section 3.3 shall be construed to permit Remainco, Spinco or RMT Partner to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE IV

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

Section 4.1 Distribution Agent. Pursuant to Section 3.6 of the Separation and Distribution Agreement, the Exchange Agent (as defined below, and acting as “Distribution Agent” thereunder) shall hold, for the account of the relevant Remainco stockholders, book-entry shares representing all of the outstanding shares of Spinco Common Stock distributed in the Distribution. Such shares of Spinco Common Stock shall be converted into shares of RMT Partner Common Stock in accordance with the terms of ARTICLE III and this ARTICLE IV.

Section 4.2 Exchange Agent. At or prior to the Effective Time, RMT Partner shall deposit or cause to be deposited with an exchange agent selected by Remainco with RMT Partner’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed) to serve as the exchange agent (the “Exchange Agent”) pursuant to a customary exchange agent agreement (to which Remainco, Spinco and RMT Partner shall be parties) on terms reasonably satisfactory to Remainco, Spinco and RMT Partner, for the benefit of the Persons who received shares of Spinco Common Stock in the Distribution and for distribution in accordance with Section 3.1, subject to Section 4.6, an aggregate number of shares of RMT Partner Common Stock to be issued in non-certificated book-entry form comprising the number of shares of RMT Partner Common Stock equal to (a) the total number of shares of Spinco Common Stock entitled to Merger Consideration under Section 3.1(a) multiplied by (b) the Exchange Ratio, rounded down to the nearest whole number. Such shares of RMT Partner Common Stock and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 4.2 and Section 4.4, being the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited by the Exchange Agent as reasonably directed by RMT Partner; provided, however, that any deposit of such cash shall in all events be limited to (i) direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) certificates of deposit or bank repurchase agreements of commercial banks with capital exceeding $10 billion or (iii) AAA rated 2A-7 fixed NAV money market funds (or those of similar quality), or a combination of the foregoing clauses (i), (ii) and (iii), and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such deposits, a default of an applicable bank or for any other reason any amount in the Exchange Fund is below that required to make prompt payment of the aggregate Merger Consideration and the other payments contemplated by this ARTICLE IV, RMT Partner shall promptly replace, restore or supplement the shares of RMT Partner Common Stock or cash, as applicable, in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate Merger Consideration and the other payments contemplated by this ARTICLE IV. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.1 or Section 4.4 may, at the discretion of RMT Partner, be promptly returned to RMT Partner or the Surviving Corporation. In the event the Merger is not consummated and this Agreement is terminated in accordance with its terms, the Exchange Agent shall promptly return all shares of RMT Partner Common Stock deposited in the Exchange Fund to RMT Partner.

Section 4.3 Procedures for Exchange.

(a) On the Closing Date, promptly after the Effective Time, the Exchange Agent shall, and Remainco and RMT Partner shall cooperate to cause the Exchange Agent to, deliver to each record holder of shares of Spinco Common Stock following the Distribution and immediately prior to the Effective Time, a book-entry authorization representing the number of whole shares of RMT Partner Common Stock that such holder has the right to receive pursuant to Section 3.1 (and cash in lieu of fractional shares of RMT Partner Common Stock as contemplated by Section 4.6, together with any dividends and other distributions pursuant to Section 4.4).

(b) No interest will be paid or accrued on any amount payable for shares of Spinco Common Stock or on any other amount to a holder of shares of Spinco Common Stock following the Distribution and immediately prior to the Effective Time has a right to receive pursuant to ARTICLE III and this ARTICLE IV.

(c) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to RMT Partner Common Stock held by it for the account of the Persons entitled thereto.

Section 4.4 Distributions with Respect to Undistributed Shares. No dividends or other distributions declared or made with respect to RMT Partner Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the former holders of Spinco Common Stock with respect to any shares of RMT Partner Common Stock that are not able to be distributed by the Exchange Agent to such holder promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable Laws, following the distribution of any such previously undistributed shares of RMT Partner Common Stock, there shall be paid to the record holder of such shares of RMT Partner Common Stock without interest, (a) at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional shares of RMT Partner Common Stock to which such holder is entitled pursuant to Section 4.6 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of RMT Partner Common Stock and (b) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares of RMT Partner Common Stock and a payment date subsequent to the distribution of such shares of RMT Partner Common Stock payable with respect to such whole shares of RMT Partner Common Stock. RMT Partner shall deposit with the Exchange Agent all such dividends and distributions.

Section 4.5 Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of Spinco of the shares of Spinco Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of shares of Spinco Common Stock shall cease to have any rights with respect to such shares of Spinco Common Stock except as otherwise provided herein or by applicable Law.

Section 4.6 Fractional Shares. (a) Notwithstanding anything in this Agreement to the contrary, no fractional shares of RMT Partner Common Stock will be issued upon the conversion of shares of Spinco Common Stock pursuant to Section 3.1. All fractional shares of RMT Partner Common Stock that a holder of shares of Spinco Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Spinco Common Stock that would otherwise be entitled to receive such fractional shares of RMT Partner Common Stock pursuant to the Merger, in the open market or otherwise as reasonably directed by RMT Partner, in each case at then-prevailing market prices, as promptly as reasonably practicable and in no case later than ten Business Days after the Effective Time. The Exchange Agent shall make available the net proceeds thereof, after deducting any required withholding Taxes and brokerage charges, commissions and transfer Taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco Common Stock that would otherwise be entitled to receive such fractional shares of RMT Partner Common Stock pursuant to the Merger. The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of RMT Partner Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to RMT Partner that would otherwise be caused by the issuance of fractional shares of RMT Partner Common Stock.

Section 4.7 Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of RMT Partner Common Stock) that remains unclaimed by the 180th day after the Effective Time shall be delivered to RMT Partner. Any holder of shares of Spinco Common Stock who has not theretofore complied with this ARTICLE IV shall thereafter look only to RMT Partner for delivery of the Merger Consideration, including any cash in lieu of fractional shares of RMT Partner Common Stock, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to ARTICLE III and this ARTICLE IV.

Section 4.8 Withholding Rights. Each of RMT Partner, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Spinco Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by RMT Partner, the Surviving Corporation or the Exchange Agent, as applicable, such withheld amounts (a) shall be timely remitted by RMT Partner, the Surviving Corporation or the Exchange Agent, as applicable, to the applicable Taxing authority, and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Spinco Common Stock in respect of which such deduction and withholding was made by RMT Partner, the Surviving Corporation or the Exchange Agent, as applicable.

Section 4.9 No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Spinco Common Stock in connection with the Merger.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF REMAINCO RELATING TO REMAINCO

Except as set forth in the forms, statements, certifications, reports and documents filed or furnished by Remainco with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2018 (the “Applicable Date”) but prior to the date of this Agreement (such forms, statements, reports and documents, in each case as amended prior to the date of this Agreement, the “Remainco Reports”) (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to RMT Partner by Remainco and Spinco concurrently with the execution and delivery of this Agreement (the “Spinco Disclosure Letter”), it being agreed that for purposes of the representations and warranties set forth in this ARTICLE V, disclosure of any item in any section or subsection of the Spinco Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, Remainco hereby represents and warrants to RMT Partner and Merger Sub that:

Section 5.1 Organization, Good Standing and Qualification. Remainco is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Remainco Material Adverse Effect.

Section 5.2 Corporate Authority and Approval.

(a) Remainco has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time. This Agreement has been duly executed and delivered by Remainco and constitutes a valid and binding agreement of Remainco, enforceable against Remainco in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). Except for such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), the execution and delivery by Remainco of this Agreement and the other Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Remainco is necessary to authorize this Agreement or the other Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time.

(b) The Remainco Board has approved this Agreement, the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement).

(c) The approval of Remainco’s stockholders is not required to effect the Transactions, including the transactions contemplated by the Separation and Distribution Agreement.

Section 5.3 Governmental Filings; No Violations.

(a) Other than the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement, the filing of any amendment to the Organizational Documents of Spinco to effect the Separation and Distribution and the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 2.3, (ii) required under the rules and regulations of the NYSE and NASDAQ, (iii) required under the HSR Act and any other applicable Antitrust Laws, the Exchange Act and the Securities Act, (iv) to comply with state securities or “blue-sky” Laws, (v) as may be required with or to the FCC under the Communications Laws, (vi) as may be required with or to the PUCs and other local and state Governmental Entities pursuant to applicable Utilities Laws and (vii) as may be required with or to Foreign Regulators pursuant to Foreign Regulatory Laws, no filings, notices or reports are required to be made by Remainco with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by Remainco from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Remainco, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Remainco Material Adverse Effect.

(b) The execution, delivery and performance by Remainco of this Agreement and the Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time do not and will not, and the consummation by Remainco of the Transactions and the transactions contemplated by such other Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, Remainco’s Organizational Documents, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Remainco pursuant to any Contract binding upon Remainco or under any Law, Governmental Order or License to which Remainco is subject or (iii) any change in the rights or obligations under any Contract to which Remainco is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Remainco Material Adverse Effect.

Section 5.4 Litigation. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Remainco, threatened against Remainco, except for those that would not, individually or in the aggregate, reasonably be likely to have a Remainco Material Adverse Effect. As of the date of this Agreement, Remainco is not a party to or subject to the provisions of any Governmental Order that would, individually or in the aggregate, reasonably be likely to have a Remainco Material Adverse Effect.

Section 5.5 Remainco Internal Controls. (a) Remainco maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to Remainco and its Subsidiaries (including the Spinco Entities) on a consolidated basis. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Remainco with respect to the Spinco Business in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Remainco’s filings with the SEC under the Exchange Act. Remainco maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Remainco has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Remainco’s auditors and the audit committee of the Remainco Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Remainco’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Remainco’s internal control over financial reporting. Remainco has made available prior to the date of this Agreement to RMT Partner (A) either materials relating to or a summary of any disclosure of matters described in clause (i) or (ii) in the preceding sentence made by management of Remainco to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (B) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of Remainco or its auditors to the audit committee as required by the listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since December 31, 2020 and prior to the date of this Agreement, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from Remainco employees regarding questionable accounting, auditing or legal compliance matters, have, to the Knowledge of Remainco, been received by Remainco. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Remainco Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

Section 5.6 Brokers and Finders. Remainco has not employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that Remainco has engaged LionTree Advisors LLC and Goldman Sachs & Co. LLC as its financial advisors.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF REMAINCO RELATING TO SPINCO

Except as set forth in the Remainco Reports (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the Spinco Disclosure Letter, it being agreed that for purposes of the representations and warranties set forth in this ARTICLE VI, disclosure of any item in any section or subsection of the Spinco Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, Remainco hereby represents and warrants to RMT Partner and Merger Sub that (provided that the representations and warranties in this ARTICLE VI (except in the case of Section 6.1 and Section 6.2(b)) with respect to the Spinco JVs shall be given solely to the extent of the Knowledge of Remainco):

Section 6.1 Organization, Good Standing and Qualification. Each of the Spinco Entities is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect or to prevent, materially delay or materially impair the ability of Spinco to consummate the Transactions. Prior to the date of this Agreement, Remainco has made available to RMT Partner complete and correct copies of the Organizational Documents of Spinco, as amended to and as in effect on the date of this Agreement.

Section 6.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Spinco consists of 1,000 shares of Spinco Common Stock, all of which has been duly authorized and is validly issued and outstanding and fully paid and nonassessable, free and clear of any Lien. As of the date of this Agreement, all of the issued and outstanding capital stock of Spinco is owned, directly or indirectly, by Remainco, and there are, and immediately prior to the Effective Time, there will be (i) no other shares of capital stock, voting securities or other equity interests of Spinco, (ii) no securities or obligations of Spinco convertible into or exchangeable for capital stock, voting securities or other equity interests of Spinco and (iii) no options or other rights to acquire from Spinco, and no obligations of Spinco to issue, any capital stock, voting securities or other equity interests or securities or obligations convertible into or exchangeable for capital stock, voting securities or other equity interests of Spinco. Spinco has not conducted any business prior to the date of this Agreement and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions. Immediately prior to the Effective Time, there will be outstanding a number of shares of Spinco Common Stock as is necessary to complete the Distribution in the manner determined by Remainco in accordance with the Separation and Distribution Agreement.

(b) Section 6.2(b) of the Spinco Disclosure Letter sets forth, as of the date of this Agreement, (i) each of the Spinco Subsidiaries and the ownership interest of Remainco, directly or indirectly, in each such Spinco Subsidiary and (ii) any other Person in which Spinco or any Spinco Subsidiary will, as of the Effective Time, hold capital stock, voting securities or other equity interests that have a book value in excess of $10,000,000 (other than capital stock, voting securities or other equity interests held by any employee benefit plan of Remainco, any of its Subsidiaries, Spinco, any Spinco Subsidiary or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). Each of the outstanding shares of capital stock, voting securities or other equity interests of each Spinco Subsidiary has been duly authorized and validly issued and is fully paid and nonassessable and, to the extent owned by a Spinco Entity, is owned free and clear of any Lien (other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in Spinco’s financial statements). There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any Spinco Entity with a fair market value in excess of $10,000,000 to issue or sell any shares of capital stock, voting securities or other equity interests of any such Spinco Entity or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from any such Spinco Entity, any capital stock, voting securities or other equity interests of any such Spinco Entity, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Neither Spinco nor any Spinco Entity has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for capital stock, voting securities or other equity interests having the right to vote) with the equityholders of Spinco or any Spinco Entity on any matter.

Section 6.3 Corporate Authority and Approval.

(a) Spinco has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time and to consummate the Transactions and the transactions contemplated by the Transaction Documents. This Agreement has been duly executed and delivered by Spinco and constitutes a valid and binding agreement of Spinco, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Spinco Board has (i) approved and declared advisable this Agreement, the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, (ii) determined that this Agreement, the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, are in the best interest of Spinco and its sole stockholder and (iii) resolved to recommend the adoption of this Agreement by the sole stockholder of Spinco.

(c) The execution and delivery by Spinco of this Agreement and the other Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time and the consummation by Spinco of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part.

Section 6.4 Governmental Filings; No Violations.

(a) Other than the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement, the filing of any amendment to the Organizational Documents of Spinco to effect the Separation and Distribution and the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 2.3, (ii) required under the rules and regulations of the NYSE and NASDAQ, (iii) required under the HSR Act or any other applicable Antitrust Laws, the Exchange Act and the Securities Act, (iv) to comply with state securities or “blue-sky” Laws, (v) as may be required with or to the FCC under the Communications Laws, (vi) as may be required with or to the PUCs and other local and state Governmental Entities pursuant to applicable Utilities Laws and (vii) as may be required with or to Foreign Regulators pursuant to Foreign Regulatory Laws, no filings, notices or reports are required to be made by any Spinco Entity with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by any Spinco Entity from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Spinco or the consummation by Spinco of the Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect or to prevent, materially delay or materially impair the ability of Spinco to consummate the Transactions.

(b) The execution, delivery and performance by Spinco of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time do not and will not, and the consummation by Spinco of the Transactions and the transactions contemplated by such other Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of any Spinco Entity, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any Contracts binding upon any Spinco Entity, or, assuming (solely with respect to the performance of this Agreement and the consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 6.4(a) are made or obtained, under any Law, Governmental Order or License to which any Spinco Entity is subject or (iii) any change in the rights or obligations under any Contract to which any Spinco Entity is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect or to prevent, materially delay or materially impair the ability of Spinco to consummate the Transactions.

Section 6.5 Financial Statements.

(a) The unaudited combined balance sheets and the corresponding unaudited combined statements of operations as at and for the fiscal years ended December 31, 2019 and December 31, 2020 of the Spinco Business, as set forth in Section 6.5(a) of the Spinco Disclosure Letter (the “Spinco Financial Statements”), were prepared in good faith and derived from the financial data inputs into the audited financial statements of Remainco for the fiscal years ended December 31, 2019 and December 31, 2020, which were prepared in accordance with GAAP.

(b) The Spinco Financial Statements fairly present in all material respects the financial position of the Spinco Business and the results of its operations, taken as a whole, as of the respective dates thereof and for the respective periods covered thereby in accordance with the Transaction Accounting Principles, subject to the fact that (A) the Spinco Business was not operated on a stand-alone basis during such periods and, therefore, reflect certain cost allocations (including allocations and estimates made by the management of Remainco in preparing such Spinco Financial Statements) that may not reflect what would have been incurred if the Spinco Business had been operated on a stand-alone basis during such periods and (B) such cost allocations shall not be indicative of any such costs to the Spinco Entities that shall result following the Closing.

(c) When delivered pursuant to Section 8.22, the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements will (i) except as otherwise noted and reflected therein, have been prepared in accordance with GAAP, consistently applied, as at the dates and for the periods presented (subject, with respect to the Subsequent Unaudited Spinco Financing Statements, to normal year-end adjustments, as at the dates and for the periods presented), and (ii) fairly present in all material respects the financial position of the Spinco Business and the results of its operations as of the respective dates thereof and for the respective periods covered thereby on the basis by which the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements, in each case, were prepared, except for the fact that the Spinco Business was not operated on a stand-alone basis during such periods and, therefore, the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements will reflect certain costs allocations made that may not reflect what would have been incurred if the Spinco Business had been operated on a stand-alone basis during such periods. The Audited Financial Statements shall conform in all material respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the RMT Partner Registration Statement, the Distribution Registration Statement and the Tender Offer Statement (if applicable).

(d) Remainco maintains disclosure controls and procedures designed to ensure that information required to be disclosed by Remainco with respect to the Spinco Business in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Remainco’s filings with the SEC under the Exchange Act.

(e) None of the Spinco Entities has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of any Spinco Entity, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by such Spinco Entity of registration under the Exchange Act. No Spinco Entity is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to the Spinco Entities, taken as a whole.

Section 6.6 Absence of Certain Changes.

(a) Since December 31, 2020 and through the date of this Agreement, there has not been any Effect which has had or would, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(b) Since December 31, 2020 and through the date of this Agreement, (i) the Spinco Business has been conducted in the Ordinary Course in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material Spinco Assets, whether or not covered by insurance and (iii) there has not been any action taken by Remainco or any of its Subsidiaries (including the Spinco Entities) that, if taken during the period between the date of this Agreement through the Effective Time, without RMT Partner’s consent, would constitute a breach of Section 8.1(a)(v) (Indebtedness), Section 8.1(a)(ix) (Sale of Assets), Section 8.1(a)(xi) (Acquisitions), Section 8.1(a)(xiii) (Accounting Policies), Section 8.1(a)(xvi) (Investments) or Section 8.1(a)(xxii) (solely to the extent relating to the foregoing clauses Section 8.1(a)(v), Section 8.1(a)(ix), Section 8.1(a)(xi), Section 8.1(a)(xiii) and Section 8.1(a)(xvi)).

Section 6.7 Litigation and Liabilities.

(a) As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Remainco, threatened against Remainco or any of its Subsidiaries (including the Spinco Entities) relating to the Spinco Business or any Spinco Entity, except for those that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(b) There are no liabilities of the Spinco Business, whether or not accrued, contingent or otherwise other than liabilities (i) disclosed, reflected, reserved against or otherwise provided for in the Spinco Financial Statements for the fiscal year ended December 31, 2020, (ii) incurred in the Ordinary Course since December 31, 2020, (iii) arising out of this Agreement (and which do not arise out of a breach by Remainco or Spinco of any representation or warranty in this Agreement) or third-party service provider obligations incurred in connection with the Transactions or (iv) that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. As of the date of this Agreement, none of the Spinco Business or the Spinco Entities is a party to or subject to the provisions of any Governmental Order that would, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

Section 6.8 Employee Benefits and Labor Matters.

(a) Each material Spinco Plan as of the date of this Agreement is listed in Section 6.8 of the Spinco Disclosure Letter, and each such Spinco Plan which has received a favorable determination letter from the IRS National Office has been separately identified. True and complete copies of each of the material Spinco Plans (or, if unwritten, a written summary thereof), and all amendments thereto, have been provided or made available to RMT Partner on or prior to the date of this Agreement.

(b) All Spinco Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not be reasonably likely to result in any liability that is material to the Spinco Business, taken as a whole.

(c) Each Spinco Plan other than any Spinco Non-U.S. Benefit Plan (collectively, the “Spinco U.S. Benefit Plans”), which is subject to ERISA (a “Spinco ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Spinco Pension Plan”) and intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS and, to the Knowledge of Remainco, no circumstance exists that is likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under a Spinco U.S. Benefit Plan has (i) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (ii) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and Spinco is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code. Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, neither the Spinco Business nor any of the Spinco Entities has engaged in a transaction with respect to any Spinco ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject Spinco or any Spinco Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither the Spinco Business nor any of the Spinco Subsidiaries has incurred or reasonably expects to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(d) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Spinco or any Spinco Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Spinco under Section 4001 of ERISA or Section 414 of the Code (a “Spinco ERISA Affiliate”), except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(e) No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to PBGC Reg. Section 4043.33 or 4043.66, has been required to be filed for any Spinco Pension Plan or by any Spinco ERISA Affiliate within the 12-month period ending on the date of this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(f) Each Multiemployer Plan maintained, sponsored or contributed to by Spinco or any Spinco ERISA Affiliate (a “Spinco Multiemployer Plan”), as of the date of this Agreement, is listed in Section 6.8(f) of the Spinco Disclosure Letter, and true and complete copies of each such Multiemployer Plan and all amendments thereto have been provided or made available to RMT Partner on or prior to the date of this Agreement. With respect to any Spinco Multiemployer Plan, (i) neither Spinco nor any Spinco ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, and (ii) a complete withdrawal from all such Multiemployer Plans at the Effective Time would not reasonably be likely to have a Spinco Material Adverse Effect.

(g) All contributions required to be made by Spinco or Spinco Subsidiaries under each Spinco Plan and each Spinco Multiemployer Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Spinco Plan and Spinco Multiemployer Plan have been properly accrued and reflected in the Spinco Financial Statements, except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(h) Neither any Spinco Pension Plan nor any single-employer plan of a Spinco ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and no Spinco ERISA Affiliate has an outstanding funding waiver. Neither any Spinco Pension Plan nor any single-employer plan of a Spinco ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any Spinco Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither Spinco nor any of its Subsidiaries has provided, or is required to provide, security to any Spinco Pension Plan or to any single-employer plan of a Spinco ERISA Affiliate pursuant to Section 401(a)(29) of the Code. With respect to any Spinco Pension Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (1) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (2) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by Spinco or any Spinco Subsidiaries and (3) the PBGC has not instituted proceedings to terminate any such Spinco Pension Plan.

(i) Under each Spinco Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Spinco Pension Plan’s most recent actuarial valuation), did not materially exceed the then-current value of the assets of such Spinco Pension Plan, and there has been no material change in the financial condition, whether or not as a result of a change in funding method, of such Spinco Pension Plan since the last day of the most recent plan year.

(j) As of the date of this Agreement, there is no pending or, to the Knowledge of Remainco, threatened litigation relating to the Spinco Plans, except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(k) Neither Spinco nor its Subsidiaries have any obligations for material retiree health or life benefits under any of the Spinco ERISA Plans or any Collective Bargaining Agreement, except as required by Section 4980B of the Code or Section 601 of ERISA.

(l) Neither the execution of this Agreement, stockholder adoption of this Agreement, receipt of approval or clearance from any one or more Governmental Entities of the Transactions, nor the consummation of the Transactions will, either alone or in combination with any other event, (i) cause any employees of Spinco or any Spinco Subsidiaries to become eligible for any increase in severance pay (including any increase from zero) upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or increase the amount payable or result in any other material obligation pursuant to, any of the Spinco Plans, (iii) limit or restrict the right of Spinco or, after the consummation of the Transactions, Remainco to merge, amend or terminate any of the Spinco Plans or (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(m) Each Spinco Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) (i) has been operated and administered in good faith compliance with Section 409A of the Code since July 1, 2018 and (ii) has been operated and administered in documentary compliance with Section 409A of the Code and the Treasury Regulations and other official guidance promulgated thereunder since July 1, 2018, in each case, except as would not be reasonably likely to result in any liability that is material to the Spinco Business, taken as a whole.

(n) Neither Spinco nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Section 409A, 280G or 4999 of the Code.

(o) Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, (i) Spinco and the Spinco Subsidiaries (A) are in compliance with applicable Laws that require amounts to be withheld, informed or paid with respect to earnings, salaries and other payments to employees, including applicable withholding Taxes, health and social security contributions and pension contributions, and (B) have no liability by reason of an individual who performs or performed services for Spinco or any Spinco Subsidiaries in any capacity being improperly excluded from participating in an Spinco Plan and (ii) to the Knowledge of Remainco, each of the employees of Spinco and the Spinco Subsidiaries has been properly classified by Spinco and the Spinco Subsidiaries as “exempt” or “non-exempt” under applicable Law.

(p) As of the date of this Agreement, except as would not result in any material liability to Spinco and the Spinco Subsidiaries, taken as a whole, (i) neither Spinco nor any Spinco Subsidiaries is a party to or otherwise bound by work rules or a Collective Bargaining Agreement, (ii) nor is Spinco or any Spinco Subsidiaries the subject of any proceeding asserting that Spinco or any Spinco Subsidiaries has committed an unfair labor practice or is seeking to compel Spinco to bargain with any labor union or labor organization, (iii) nor is there pending or, to the Knowledge of Remainco, threatened, nor has there been since July 1, 2018 and prior to the date of this Agreement, any labor strike, walkout, work stoppage, slowdown or lockout affecting Spinco Employees. On and after the date of this Agreement, there has been no labor strike, walkout, work stoppage, slowdown or lockout affecting Spinco Employees, except as would not reasonably be likely to have, individually or in the aggregate, a

Spinco Material Adverse Effect. Except as would not result in any material liability to Spinco and the Spinco Subsidiaries, taken as a whole, as of the date of this Agreement, none of the employees of Spinco or any Spinco Subsidiaries is represented by a labor union, and, to the Knowledge of Remainco, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of Spinco or any Spinco Subsidiaries.

(q) Spinco is, and has been since July 1, 2018, in compliance with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, disability, human rights, fair labor standards, pay equity, civil rights, safety and health, plant closures and layoffs, notification under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Law (“WARN”), wrongful discharge and workers’ compensation, except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. Spinco does not have any material requirement under Contract or Law to provide notice to, or to enter into any consultation procedure with, any labor union or other organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

Section 6.9 Compliance with Laws, Licenses.

(a) The Spinco Business and the businesses of each of the Spinco Entities, since July 1, 2018, have not been, and are not being, conducted in violation of any applicable federal, state, local, foreign or transnational Law or any Governmental Order, except for such violations that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. To the Knowledge of Remainco, there is no proceeding, notice of violation, order of forfeiture, inquiry, administrative action, complaint or investigation pending or threatened by the FCC or any other Governmental Entity with respect to any of the Remainco Entities (to the extent relating to the Spinco Business) or any of the Spinco Entities is pending or, as of the date of this Agreement, threatened, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, the Spinco Entities possess each License necessary to conduct the Spinco Business.

(b) For each Spinco Communications License, Section 6.9(b) of the Spinco Disclosure Letter shows the issuance and expiration dates, the name of the Person holding such Spinco Communications License and the services authorized to be provided with such License. Each Person holding a Spinco Communications License is in compliance with such Spinco Communications License and the rules and regulations of the Governmental Entities issuing such Spinco Communications License, except for failures to comply that are, individually or in the aggregate, not material to the Spinco Business, taken as a whole. There is not pending or, to the Knowledge of Remainco, threatened before the FCC or a Foreign Regulator or any other Governmental Entity, any material proceeding, notice of violation, order of forfeiture, inquiry, administrative action, complaint or investigation (A) against any of the Remainco Entities (to the extent relating to the Spinco Business) or any of the Spinco Entities, (B) relating to any of the Spinco Communications Licenses, including any such proceeding, notice, order, inquiry, action, complaint or investigation reasonably likely to result in the revocation, suspension, cancellation, rescission or modification of any material Spinco Communications License or other impairment in any material respect of the operation of the Spinco Business as it is conducted as of the date of this Agreement, except (x) proceedings to amend the Communications Laws not directed at the Remainco Entities (to the extent relating to the Spinco Business) or the Spinco Entities or (y) proceedings of general applicability to the broadcasting or audio-visual media services industries or (C) that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(c) Section 6.9(c) of the Spinco Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of, to the Knowledge of Remainco, (i) all pending applications for Licenses by any Remainco Entity or Spinco Entity that, if issued or granted, would be Spinco Communications Licenses, (ii) all pending applications by Remainco Entities and Spinco Entities for material modification, extension or renewal of any Spinco Communication Licenses, or material waiver of any condition thereto, except for any modification, extension, renewal or waiver in the Ordinary Course (iii) any agreements to acquire a License that, upon acquisition by a Remainco Entity or a Spinco Entity, would become a Spinco Communications License and (iv) any agreements to acquire a Person to which a License has been issued or granted which upon the consummation of such acquisition would become a Spinco Communications License.

(d) Except for restrictions or conditions that appear on the face of the Spinco Communications Licenses, and except for restrictions or conditions that pertain to the FCC Licenses under generally applicable rules of the FCC, to the Knowledge of Remainco, no Spinco Communications License held by a Remainco Entity or a Spinco Entity is subject to any restriction or condition which would limit in any material respect the operation of the Spinco Business as it is conducted as of the date of this Agreement.

(e) The Remainco Entities (to the extent relating to the Spinco Business), the Spinco Entities and, to the Knowledge of Remainco, the officers, directors, employees and agents of Remainco (to the extent relating to the Spinco Business) and the Spinco Entities are in compliance in all material respects with, and since July 1, 2018 have complied in all material respects with: (i) the provisions of the FCPA applicable to the Spinco Business, the Spinco Entities and such officers, directors, employees and agents and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Spinco Business is operated or has been operated or the Spinco Entities operate or have operated and in which any agent thereof is conducting or has business involving the Spinco Business. Since July 1, 2018, the Remainco Entities (to the extent relating to the Spinco Business), the Spinco Entities and, to the Knowledge of Remainco, the officers, directors, employees and agents of Remainco (to the extent relating to the Spinco Business) and the Spinco Entities, have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation of any material respect of the FCPA or any Laws described in clause (ii) of the foregoing sentence.

(f) The Spinco Business and the Spinco Entities have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Spinco Business is operated or a Spinco Entity operates.

(g) None of the Remainco Entities (with respect to the Spinco Business), the Spinco Entities or, to the Knowledge of Remainco, any director, manager or employee of the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities (in his or her capacity as a director, manager or employee of such Remainco Entity or Spinco Entity), are, and since July 1, 2018, have been, subject to any pending, or, to the Knowledge of Remainco, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Spinco Business or the Spinco Entities relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws.

(h) Without limiting the generality of the foregoing, each of the Remainco Entities (to the extent relating to the Spinco Business) and Spinco Entities, since July 1, 2018, has been and currently is in compliance in all material respects with the Export and Sanctions Regulations. The Spinco Business and the Spinco Entities also have instituted and maintain policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations in each jurisdiction in which the Spinco Business is operated or the Spinco Entities operate or are otherwise subject to jurisdiction.

(i) None of the Remainco Entities (to the extent relating to the Spinco Business), the Spinco Entities or, to the Knowledge of Remainco, any director, manager or employee of the Remainco Entities (to the extent relating to the Spinco Business) or the Spinco Entities (in his or her capacity as a director, manager or employee of such Person or any of its Subsidiaries), are, and since July 1, 2018, have been, subject to any actual, pending or, to the Knowledge of Remainco, threatened Proceedings, demands, notices of violation, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Spinco Business or any of the Spinco Entities relating to the Export and Sanctions Regulations.

(j) Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities are in compliance with the rules and regulations of all performing rights societies and industry guilds applicable to their operations.

Section 6.10 Sufficiency of Assets. As of the Closing (assuming receipt of all consents described in Section 5.3 and Section 6.4 and any other filings, notices, reports, consents, registrations, approvals, permits, License transfers, expirations of waiting periods or authorizations required in connection with the consummation of the Transactions have been made or obtained), except for the services and assets listed on Section 6.10 of the Spinco Disclosure Letter, the Spinco Assets, when taken together with the transitional and operational services to be provided following the Closing to the Spinco Entities under the Transition Services Agreement and the rights granted or to be granted pursuant to this Agreement and the other Transaction Documents (and any Contracts which cease to be in effect at or in connection with the Closing, including pursuant to Section 1.6 of the Separation and Distribution Agreement), constitute all of the assets, properties and rights necessary for the Spinco Entities to conduct the Spinco Business immediately after the Closing in substantially the same manner as currently conducted on the date hereof and as it has been conducted in the twelve months prior to the date hereof taking into account the natural evolution of the Spinco Business during the interim period between the date hereof and the Closing (to the extent permitted under this the terms of this Agreement). For clarity, the foregoing is not a representation of non-infringement of Intellectual Property.

Section 6.11 Certain Contracts.

(a) Section 6.11(a) of the Spinco Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which any Spinco Entity or Remainco Entity (to the extent relating to the Spinco Business) is a party or bound, other than Contracts solely among the Spinco Entities (other than the Spinco JVs) and Contracts that do not constitute Spinco Assets or Spinco Assumed Liabilities (each such Contract required to be listed on Section 6.11(a) of the Spinco Disclosure Letter, a “Spinco Material Contract”), which:

(i) provides that any Spinco Entity will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract, that in each case after the Effective Time would be binding upon RMT Partner or any of its Subsidiaries (other than any Spinco Entity upon which it is binding as of the date hereof);

(ii) purports to limit in any material respect either the type of business in which a Spinco Entity may engage or the manner or locations in which any of them may so engage in any business, that in each case after the Effective Time would be binding upon any of RMT Partner or any of its Subsidiaries (other than any Spinco Entity upon which it is binding as of the date hereof);

(iii) requires a Spinco Entity (or, after the Effective Time, RMT Partner or any of its Subsidiaries) to deal exclusively with any Person or group of related Persons which Contract is reasonably likely to provide for annual revenues or expenses of $400,000,000 or more (other than any licenses or other Contracts related to film, television or game production or distribution, film financing or theme parks entered into in the Ordinary Course);

(iv) is material to the formation, creation, operation, management or control of any partnership or joint venture, the book value of Remainco’s investment in which exceeds $400,000,000, other than (A) partnerships or joint ventures formed by film, television and game production entities or (B) film financing partnerships or contractual arrangements for film financing treated as partnerships for Tax purposes, in each case, in the Ordinary Course;

(v) is a Contract for the lease of real or personal property providing for annual payments of $50,000,000 or more;

(vi) contains a put, call or similar right pursuant to which any Spinco Entity would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property) at a purchase price which exceeds, or the fair market value of the equity interests or assets (excluding Intellectual Property) of which would exceed, $200,000,000;

(vii) is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (vii) that has or would reasonably be likely to, either pursuant to its own terms or the terms of any related Contracts, involve payments or receipts in excess of $500,000,000 in any year;

provided that notwithstanding the foregoing, Spinco Material Contracts shall not include any Affiliation Agreements or Contracts for the acquisition, production or development of video programming.

(b) Each of the Spinco Material Contracts, and each Contract entered into after the date hereof that would have been a Spinco Material Contract if entered into prior to the date hereof (each, a “Spinco Additional Contract”) is (or if entered into after the date hereof, will be) valid and binding on the applicable Remainco Entity or Spinco Entity, as the case may be, and, to the Knowledge of Remainco, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. None of the Remainco Entities (to the extent relating to the Spinco Business), Spinco Entities or, to the Knowledge of Remainco, any other party is in breach of or in default under any Spinco Material Contract or Spinco Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by a Remainco Entity (to the extent relating to the Spinco Business) or a Spinco Entity, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. To the Knowledge of Remainco, as of the date of this Agreement, none of the Remainco Entities or the Spinco Entities has received written notice alleging a breach of or default under any Spinco Material Contract.

Section 6.12 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect: (a) each of the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities has since July 1, 2018 been in compliance with all applicable Environmental Laws, (b) the environmental conditions at the properties currently owned, leased or operated by the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities (including soils, groundwater and surface water), and, to the Knowledge of Remainco, any formerly owned, leased or operated properties, are not contaminated with any Hazardous Substance that has or would reasonably be likely to result in the Spinco Business or the Spinco Entities incurring liability or having to conduct or fund any cleanup or other remedial activity pursuant, directly or indirectly, to any applicable Environmental Law, (c) none of the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities is subject to any Proceeding, or has otherwise received a written notice, alleging that it is liable for the release or threat of release of any Hazardous Substance that has or would reasonably be likely to result in the Spinco Business or the Spinco Entities incurring liability under any applicable Environmental Law, (d) none of the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities have received any written notice, demand, letter, claim or request for information alleging that such Remainco Entity or Spinco Entity may be in violation of or subject to liability under any Environmental Law, (e) none of the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities are subject to any outstanding obligations under any orders, decrees or injunctions, or outstanding obligations or claims under any indemnities or other contractual agreements, concerning liability or obligations relating to any Environmental Law and (f) to the Knowledge of Remainco, there are no other environmental conditions involving the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities that would reasonably be likely to result in a liability to the Spinco Business or the Spinco Entities pursuant to any Environmental Law.

Section 6.13 Taxes. Except as would not reasonably be likely to have, individually or in the aggregate, a Spinco Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete. All Taxes of or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business, whether or not shown as due on such Tax Returns, have been paid, or adequate accruals or reserves therefor in accordance with GAAP have been provided on the books of the Spinco Entities (or other entities holding a Spinco Business or Spinco Assets).

(b) All Taxes required to be withheld in respect of the Spinco Business, the Spinco Assets or any Spinco Entity by Remainco, Spinco or their respective Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Taxing authority.

(c) No deficiency or other assessment or adjustment for any Taxes has been asserted or assessed by any Taxing authority in writing against any Spinco Entity, the Spinco Business or the Spinco Assets (or, to the Knowledge of Remainco, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Taxing authority is pending or ongoing (or, to the Knowledge of Remainco, has been threatened or proposed) with respect to any Taxes of or with respect to any Spinco Entity, the Spinco Business or the Spinco Assets.

(d) Other than in connection with the Distribution or otherwise in connection with the separation of the Spinco Business (including transactions contemplated by the Internal Restructuring and transactions that have already occurred in connection with such separation), no Spinco Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(e) No Spinco Entity (or other entity holding a Spinco Business or Spinco Assets) has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding provision of state, local or foreign Tax Law).

(f) There are no Liens for Taxes (other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded) upon the assets of any Spinco Entity or the Spinco Business.

(g) No Spinco Entity (A) is, or since July 1, 2018 has been, a member of any affiliated, combined, consolidated, unitary or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is Remainco or any of its Subsidiaries), (B) has any liability for the Taxes of any Person (other than Remainco or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by operation of Law or by Contract (other than customary commercial, leasing or employment Contracts entered into in the Ordinary Course, the primary purposes of which do not relate to Taxes) or (C) is party to (or will be liable in respect of) any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement, (ii) customary commercial, leasing or employment Contracts entered into in the Ordinary Course, the primary purposes of which do not relate to Taxes and (iii) Contracts solely between or among Spinco Entities.

(h) No Taxing authority has notified any Spinco Entity (or other entity holding a Spinco Business or Spinco Assets) in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(i) As of the date hereof, Remainco is not aware of the existence of any reason, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange or the Merger from qualifying for the Intended Tax Treatment or (ii) either Remainco or Spinco from delivering the Remainco Tax Representation Letters and the Spinco Tax Representation Letters, respectively, at the applicable time set forth in Section 8.14(c).

(j) No Spinco Entity will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale, open transaction disposition or intercompany transaction made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Tax Law) entered into on or prior to the Closing Date, (iv) a change in the method of accounting for a period ending prior to or including the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Tax Law), (v) an election under Section 108(i) of the Code (or any corresponding provision of state, local or foreign Tax Law) or (vi) a ruling received from any Taxing authority on or prior to the Closing Date. No Spinco Entity has made an election under Section 965(h) of the Code for which it has outstanding liability or will have liability after the Closing.

(k) Spinco is not and has not been, in the five-year period ending on the date hereof, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

Section 6.14 Intellectual Property.

(a) All material Registered IP owned by the Spinco Entities is subsisting, and, except as would not reasonably be likely to have a material adverse impact on the business or operations of the Spinco Entities, taken as a whole, in the jurisdiction(s) where such Registered IP is issued or registered, to the Knowledge of Remainco, any such issued Registered IP is valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, (i) the Spinco Entities own, or have sufficient rights to use, all Spinco IP, and (ii) such ownership or other rights shall survive the consummation of the Transactions unchanged.

(c) To the Knowledge of Remainco, the Spinco Entities have not since the Applicable Date, and do not, infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party (except as would not reasonably be likely to have a material adverse impact on the business or operations of the Spinco Entities, taken as a whole), and except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, to the Knowledge of Remainco no third party is infringing, misappropriating or otherwise violating any Spinco IP owned by or licensed to the Spinco Entities. There are no pending or, to the Knowledge of Remainco, threatened in writing, proceedings, administrative claims, litigation, suits, actions or investigations (i) alleging that the operation of the business of the Spinco Entities infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person, (ii) alleging that the Spinco Entities have defamed any Person or (iii) terminating or purporting to terminate copyright assignments pursuant to 17 U.S.C. §203 or §304 or their foreign equivalents relating to any Spinco Program, in each case of the foregoing clauses (i), (ii) and (iii), that would reasonably be likely to have a materially adverse impact on the business or operations of the Spinco Entities, taken as a whole.

(d) Except as would not reasonably be likely to have a material adverse impact on the business or operations of the Spinco Entities, taken as a whole, the Spinco Entities take and have taken commercially reasonable measures to maintain, preserve and protect (i) their respective interests in the Intellectual Property material to the respective businesses of the Spinco Entities, and (ii) the confidentiality of the Trade Secrets owned by the Spinco Entities or otherwise used by the Spinco Entities under an obligation of confidentiality. Except as would not reasonably be likely to have a Spinco Material Adverse Effect, there has not been any disclosure or other compromise of any confidential or proprietary information of any Spinco Entity (including any such information of any other Person disclosed in confidence to any Spinco Entity) to any third party in a manner that has resulted or would reasonably be likely to result in any liability to a Spinco Entity.

(e) Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect: (i) the Information Technology used in the Spinco Entities’ businesses operates and performs in all respects as required to permit the Spinco Entities to conduct their respective businesses as currently conducted, (ii) such Information Technology has not malfunctioned or failed since the Applicable Date and (iii) to the Knowledge of Remainco, since the Applicable Date, no Person has gained unauthorized access to the Information Technology of any Spinco Entity in a manner that has resulted or would reasonably be likely to result in liability to such Spinco Entity. Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, to the Knowledge of Remainco, none of the software owned by the Spinco Entities contains or is distributed with any shareware, open source code or other software for which use or distribution is under a license that requires any Spinco Entity to do any of the following: (A) disclose or distribute the software owned by any Spinco Entity in source code form, (B) authorize a licensee of the software owned by any Spinco Entity to make derivative works of such software owned by the same or (C) distribute the software owned by any Spinco Entity at no cost to the recipient.

(f) Except as would not reasonably be likely to have a material adverse impact on the business or operations of the Spinco Entities, (i) the Spinco Entities have implemented backup, security and disaster recovery technology and procedures consistent with standard practices for the industries in which the Spinco Entities operate in each applicable jurisdiction in which they do business, (ii) the Spinco Entities are in compliance with applicable Laws and Governmental Orders regarding the privacy and security of customer, employee and other Personal Data and are compliant in all respects with their respective privacy policies and (iii) to the Knowledge of Remainco, there have not been any incidents of, or third-party claims related to, any loss, theft, unauthorized access to or acquisition, modification, disclosure, corruption or other misuse of any Personal Data in the Spinco Entities’ possession. To the Knowledge of Remainco, no Spinco Entity has received any notice of any claims, investigations (including investigations by any Governmental Entity) or alleged violations of any Laws and Governmental Orders with respect to Personal Data possessed by such Spinco Entity.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Spinco Material Adverse Effect, each of the Spinco Entities (i) stores and maintains in a commercially reasonable manner (A) each of the Spinco Library Pictures and (B) the Spinco Library Tangible Assets, in each case, in accordance with standard industry practices and (ii) has the right to Exploit such Spinco Library Pictures and Spinco Library Tangible Assets in the ordinary course of business consistent with past practice.

(h) It is the standard policy of the Spinco Entities that each employee and consultant of the Spinco Entities who contributes to the production or development of any material Spinco IP owned or purported to be owned by the Spinco Entities, executes a written agreement with an assignment of inventions and rights provision (such as certificate of authorship or certificate of results and proceeds) or work-made-for-hire provision or otherwise assigns such Intellectual Property rights to the Spinco Entities by operation of law.

Section 6.15 Insurance. The insurance policies held by the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities provide adequate coverage for all normal risks incident to the Spinco Business and the Spinco Assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid in all material respects and none of the Remainco Entities or Spinco Entities, as applicable, is in default with respect to any obligations under such policies in any material respect. None of the Remainco Entities or Spinco Entities has received any notice of cancellation or termination with respect to any such policies, except for cancellations or termination that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

Section 6.16 Related-Party Transactions. To the Knowledge of Remainco, no present director, executive officer, stockholder, partner, member, employee or Affiliate of any Remainco Entity or Spinco Entity (other than its Subsidiaries), or any of such Person’s Affiliates or immediate family members, is party to any Contract with or binding upon any Spinco Entity or has engaged in any transaction with any of the foregoing within the last twelve months, in each case, that is of a type that would be required to be disclosed in the Remainco Reports pursuant to Item 404 of Regulation S-K that has not been so disclosed.

Section 6.17 Spinco Real Property.

(a) Section 6.17(a) of the Spinco Disclosure Letter sets forth as of the date hereof a true, correct and complete list of all Spinco Owned Real Property with a market value in excess of $100,000,000 (the “Material Spinco Owned Real Property”). One of the Spinco Entities has good and marketable fee simple title to the Material Spinco Owned Real Property, free and clear of all Liens other than Spinco Permitted Encumbrances. With respect to such Material Spinco Owned Real Property: (i) no Spinco Entity has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Material Spinco Owned Real Property or any portion thereof, in each case, which involved consideration or payments by or to such Spinco Entity in excess of $50,000,000 during the calendar year ended December 31, 2020, or which is reasonably expected to involve consideration or payments by or to any Spinco Entity in excess of $50,000,000 in any future calendar year and (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Material Spinco Owned Real Property or any material portion thereof or interest therein.

(b) Section 6.17(b) of the Spinco Disclosure Letter sets forth as of the date hereof a true, correct and complete list of all Spinco Leased Real Properties for which Remainco or any of its Subsidiaries (including the Spinco Entities) made annual payments of $50,000,000 or more in 2020 (the “Material Spinco Leased Real Properties”). One of the Spinco Entities has good and valid leasehold estate in and to the Material Spinco Leased Real Property, free and clear of all Liens other than Spinco Permitted Encumbrances. With respect to each Spinco Lease with respect to a Material Spinco Leased Real Property: (i) neither Remainco nor any of its Subsidiaries (including the Spinco Entities) has subleased, licensed or otherwise granted any Person the right to use or occupy such Material Spinco Leased Real Property or any portion thereof, in each case, which involved consideration or payments by or to Remainco or any of its Subsidiaries (including the Spinco Entities) in excess of $50,000,000 during the calendar year ended December 31, 2020, or which is reasonably expected to involve consideration or payments by or to Remainco or any of its Subsidiaries (including the Spinco Entities) in excess of $50,000,000 during any future calendar year and (ii) neither Remainco nor any of its Subsidiaries (including the Spinco Entities) has collaterally assigned or granted any other security interest in such Spinco Lease or any interest therein. ) neither Remainco nor any of its Subsidiaries (including the Spinco Entities) is in material breach of or material default under the terms of any Spinco Lease with respect to a Material Spinco Leased Real Property. To the Knowledge of Remainco, as of the date hereof, no other party to any Spinco Lease with respect to a Material Spinco Leased Real Property is in material breach of or in material default under the terms of such Spinco Lease.

(c) No condemnation or eminent domain proceeding is pending or, to the Knowledge of Remainco, threatened, which could reasonably be expected to preclude or impair the use of any Material Spinco Owned Real Property by any Spinco Entity.

Section 6.18 Brokers and Finders. Subject to Section 5.6, no Spinco Entity has employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions, finders’ or other fees in connection with the Transactions.

Section 6.19 Information To Be Supplied. The information supplied or to be supplied by Remainco or any of its Subsidiaries (including the Spinco Entities) for inclusion in the Securities Filings will not, on the date of filing of the applicable Securities Filing or, in the case of the Distribution Registration Statement or the RMT Partner Registration Statement, at the time it becomes effective under the Securities Act or Exchange Act, as applicable, or on the dates the Proxy Statement is mailed to the stockholders of RMT Partner, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.20 Spinco Financing. On or prior to the date of this Agreement, Spinco has delivered to RMT Partner a true, complete and fully executed copy of the Spinco Commitment Letter. As of the date of this Agreement, (a) the Spinco Commitment Letter has not been amended, waived or modified in any respect, (b) to the knowledge of Remainco, the respective commitments contained in the Spinco Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the Spinco Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Spinco, and, to the knowledge of Remainco, the other parties thereto, enforceable against Spinco, and to the knowledge of Remainco, each of the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, except for the Spinco Commitment Letter, to the knowledge of Remainco, there are no side letters or other Contracts related to any portion of the funding of the Spinco Financing, other than as expressly set forth in the Spinco Commitment Letter delivered to RMT Partner on or prior to the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Spinco, its Affiliates or, to the knowledge of Remainco, any other party to the Spinco Commitment Letter, under the Spinco Commitment Letter, or, to the knowledge of Remainco, would result in any portion of the Spinco Financing being unavailable or delayed.

Section 6.21 No Other Representations and Warranties . Except for the representations and warranties made by Remainco and Spinco in ARTICLE V or this ARTICLE VI, none of Remainco, Spinco or any other Person makes any express or implied representation or warranty with respect to Remainco, Spinco or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and each of Remainco and Spinco hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing, none of Remainco, Spinco or any other Person makes or has made any representation or warranty to RMT Partner or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Remainco, Spinco, any of their Affiliates or any of their respective businesses (including the Spinco Business), or (b) any oral or, except for the representations and warranties made by Remainco or Spinco in ARTICLE V or this ARTICLE VI, written information made available to RMT Partner or any of its Affiliates or Representatives in the course of their evaluation of Remainco, Spinco, the Spinco Entities or the Spinco Business, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF RMT PARTNER AND MERGER SUB

Except as set forth in the forms, statements, certifications, reports and documents or furnished by the RMT Partner with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date but prior to the date of this Agreement (such forms, statements, reports and documents, in each case as amended prior to this Agreement, the “RMT Partner Reports”) (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Remainco and Spinco by RMT Partner and Merger Sub concurrently with the execution and delivery of this Agreement (the “RMT Partner Disclosure Letter”), it being agreed that for purposes of the representations and warranties set forth in this ARTICLE VII, disclosure of any item in any section or subsection of the RMT Partner Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, RMT Partner hereby represents and warrants to Remainco that (provided that the representations and warranties in this ARTICLE VII (except in the case of Section 7.1 and Section 7.2(d) and Section 7.2(e)) with respect to the non-wholly owned Subsidiaries of RMT Partner shall be given solely to the extent of the Knowledge of RMT Partner):

Section 7.1 Organization, Good Standing and Qualification. Each of RMT Partner, Merger Sub and RMT Partner’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect or to prevent, materially delay or materially impair the ability of RMT Partner to consummate the Transactions. Prior to the date of this Agreement, RMT Partner has made available to Remainco complete and correct copies of the Organizational Documents of RMT Partner as amended to and as in effect on the date of this Agreement.

Section 7.2 Capital Structure.

(a) As of the date of this Agreement and immediately prior to the Charter Amendment Effective Time, the authorized capital stock of RMT Partner consists of (i) 1,700,000,000 shares of RMT Partner Series A Common Stock, (ii) 100,000,000 shares of RMT Partner Series B Common Stock, (iii) 2,000,000,000 shares of RMT Partner Series C Common Stock, (iv) 75,000,000 shares of RMT Partner Series A Preferred Stock, (v) 7,852,583 shares of RMT Partner Series A-1 Preferred Stock, (vi) 75,000,000 shares of RMT Partner Series C Preferred Stock, (vii) 6,218,593 shares of RMT Partner Series C-1 Preferred Stock and (viii) 35,928,824 shares of RMT Partner Series Preferred Stock. As of the close of business on May 14, 2021, there were issued and outstanding (A) 168,748,766 shares of RMT Partner Series A Common Stock, (B) 6,512,378 shares of RMT Partner Series B Common Stock, (C) 330,146,263 shares of RMT Partner Series C Common Stock, (D) 7,852,582 and 4/9 shares of RMT Partner Series A-1 Preferred Stock, (E) 4,313,349 and 1/2 shares of RMT Partner Series C-1 Preferred Stock and (F) zero shares of RMT Partner Series A Preferred Stock, RMT Partner Series C Preferred Stock or RMT Partner Series Preferred Stock. All of the outstanding shares of Pre-Closing RMT Partner Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of May 14, 2021, there was (1) an aggregate of 91,373,947 shares of RMT Partner Series A Common Stock, zero shares of RMT Partner Series B Common Stock and 4,669,931 shares of RMT Partner Series C Common Stock reserved for, and 63,686,996 shares of RMT Partner Series A Common Stock, zero shares of RMT Partner Series B Common Stock and 3,088,231 shares of RMT Partner Series C Common Stock available for, issuance pursuant to the RMT Partner Plans identified in Section 7.2(a) of the RMT Partner Disclosure Letter as being the only RMT Partner Plans pursuant to which shares of Pre-Closing RMT Partner Capital Stock may be issued (the “RMT Partner Stock Plans”), (2) an aggregate of 71,107,312 shares of RMT Partner Series A Common Stock reserved for, and 70,673,242 shares of RMT Partner Series A Common Stock subject to, issuance upon conversion of the RMT Partner Series A-1 Preferred Stock outstanding as of May 14, 2021, (3) an aggregate of 124,348,859 shares of RMT Partner Series C Common Stock reserved for, and 83,527,151 shares of RMT Partner Series C Common Stock subject to, issuance upon conversion of the RMT Partner Series C-1 Preferred Stock outstanding as of May 14, 2021, and (4) an aggregate of 6,512,378 shares of RMT Partner Series A Common Stock reserved for, and 6,512,378 shares of RMT Partner Series A Common Stock subject to, issuance upon conversion of the RMT Partner Series B Common Stock issued and outstanding as of May 14, 2021. Except as provided in the preceding sentence and disclosed in Section 7.2(a) of the RMT Partner Disclosure Letter and except for shares of Pre-Closing RMT Partner Capital Stock that after the date hereof become reserved for issuance or subject to issuance as permitted under this Agreement, RMT Partner has no shares of Pre-Closing RMT Partner Capital Stock reserved for, or subject to, issuance. Section 7.2(a) of the RMT Partner Disclosure Letter contains a correct and complete list as of May 14, 2021 of the number of shares of RMT Partner Series A Common Stock, RMT

Partner Series B Common Stock and RMT Partner Series C Common Stock subject to (w) outstanding options under the RMT Partner Stock Plans (“RMT Partner Options”), (x) outstanding stock appreciation rights under the RMT Partner Stock Plan (“RMT Partner SARs”), (y) outstanding restricted stock units under the RMT Partner Stock Plans (“RMT Partner Restricted Stock Units”) and (z) outstanding performance-based restricted stock units (assuming the achievement of performance criteria at maximum levels) (“RMT Partner Performance Restricted Stock Units”) under the RMT Partner Stock Plans.

(b) Immediately following the Charter Amendment Effective Time and at the Effective Time, the authorized capital stock of RMT Partner will consist of 10,800,000,000 shares of RMT Partner Common Stock and 1,200,000,000 shares of RMT Partner Preferred Stock.

(c) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. As of the date of this Agreement all of the issued and outstanding capital stock of Merger Sub is owned, directly or indirectly, by RMT Partner, and there are (i) no other shares of capital stock, voting securities or other equity interests of Merger Sub, (ii) no securities or obligations of Merger Sub convertible into or exchangeable for capital stock, voting securities or other equity interests of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or other equity interests or securities or obligations convertible into or exchangeable for capital stock, voting securities or other equity interests of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement and the Transactions.

(d) From March 31, 2021 to the execution of this Agreement, RMT Partner has not issued any shares of Pre-Closing RMT Partner Capital Stock except pursuant to the exercise of RMT Partner Options or the settlement of RMT Partner Restricted Stock Units, RMT Partner SARs and RMT Partner Performance Restricted Stock Units that were issued and outstanding as of March 31, 2021, in accordance with their terms and, since the date of this Agreement, except as permitted by this Agreement for the period following the date of this Agreement, RMT Partner has not issued any RMT Partner Options, RMT Partner SARs, RMT Partner Restricted Stock Units or RMT Partner Performance Restricted Stock Units. Upon any issuance of any shares of Pre-Closing RMT Partner Capital Stock in accordance with the terms of the RMT Partner Stock Plans, such shares of Pre-Closing RMT Partner Capital Stock will be duly authorized, validly issued and fully paid and nonassessable and free and clear of any Lien. Each of the outstanding shares of capital stock, voting securities or other equity interests of each of RMT Partner’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned by RMT Partner or by a direct or indirect wholly owned Subsidiary of RMT Partner, free and clear of any Lien (other than any Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in RMT Partner’s financial statements). Except as set forth in Section 7.2(a), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate RMT Partner or any of its Subsidiaries to issue or sell any shares of capital stock, voting securities or other equity interests of RMT Partner or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from RMT Partner or any of its Subsidiaries, any capital stock, voting securities or other equity interests of RMT Partner or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. RMT Partner does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for capital stock, voting securities or other equity interests having the right to vote) with the stockholders of RMT Partner on any matter.

(e) Section 7.2(e) of the RMT Partner Disclosure Letter sets forth, as of the date of this Agreement, (i) each of RMT Partner’s Subsidiaries and the ownership interest of RMT Partner, directly or indirectly, in each such Subsidiary and (ii) any other Person in which RMT Partner or any of its Subsidiaries may hold capital stock, voting securities or other equity interests that have a book value in excess of $10,000,000 (other than capital stock, voting securities or other equity interests held by any employee benefit plan of RMT Partner or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan).

(f) Each RMT Partner Option (i) was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the RMT Partner Stock Plans pursuant to which it was issued, (ii) has an exercise price per share of Pre-Closing RMT Partner Capital Stock equal to or greater than the fair market value of a share of Pre-Closing RMT Partner Capital Stock on the date of such grant, (iii) has a grant date identical to the date on which the RMT Partner Board or the compensation committee (or similar) of the RMT Partner Board (including through delegation) actually awarded such RMT Partner Option or on a date thereafter as specified by the RMT Partner Board or the Compensation Committee (including through delegation) in their respective authorization of such RMT Partner Options, (iv) qualifies in all material respects for the Tax and accounting treatment afforded to such RMT Partner Option in the RMT Partner’s Tax Returns and the RMT Partner Reports, respectively, and (v) complies in all material respects with Section 409A of the Code.

Section 7.3 Corporate Authority and Approval.

(a) Each of RMT Partner and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time and to consummate the Transactions and the transactions contemplated by the other Transaction Documents, subject only to receipt of the RMT Partner Stockholder Approval and the Preferred A Consent. This Agreement has been duly executed and delivered by RMT Partner and Merger Sub and constitutes a valid and binding agreement of RMT Partner and Merger Sub, enforceable against each RMT Partner and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The RMT Partner Independent Committee has (i) determined that the terms of the Consent Agreement and the reclassification of the RMT Partner Series A-1 Preferred Stock contemplated by the RMT Partner Charter Amendment are in the best interests of RMT Partner and its stockholders (other than Advance/Newhouse) and (ii) recommended that the RMT Partner Board adopt resolutions approving and declaring advisable the Consent Agreement and the reclassification of the RMT Partner Series A-1 Preferred Stock contemplated by the RMT Partner Charter Amendment.

(c) The RMT Partner Board (acting in part upon the recommendation of the RMT Partner Independent Committee) has (i) approved and declared advisable this Agreement and the Transactions, including the Merger, the RMT Partner Share Issuance and the RMT Partner Charter Amendment, (ii) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of RMT Partner and its stockholders and (iii) resolved to make the RMT Partner Recommendation.

(d) The Merger Sub Board has (i) approved and declared advisable this Agreement and the Transactions, including the Merger and (ii) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interest of the Merger Sub and its sole stockholder and (iii) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub.

(e) No vote of the holders of any class of equity securities of RMT Partner is required for the execution and delivery of this Agreement, the Transaction Documents or any other agreements and documents contemplated hereby to which RMT Partner is a party, the performance by RMT Partner of its obligations hereunder and thereunder, or to consummate the Merger and the transactions contemplated hereunder and thereunder, except that the consummation of the RMT Partner Share Issuance and the RMT Partner Charter Amendment require the RMT Partner Stockholder Approval and the Preferred A Consent.

(f) Each of the RMT Partner Board and the Merger Sub Board has taken all necessary action so that Remainco will not be an “interested stockholder” or prohibited from entering into or consummating a “business combinations” with RMT Partner (in each case, as such term is used in Section 203 of the DGCL) under Section 203 of the DGCL as a result of the execution of this Agreement or the consummation of the Transactions.

Section 7.4 Governmental Filings; No Violations.

(a) Other than the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement, the filing of any amendment to the Organizational Documents of Spinco to effect the Separation and Distribution and the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 1.2 and Section 2.3, (ii) required under the rules and regulations of the NYSE and NASDAQ, (iii) required under the HSR Act or any other applicable Antitrust Laws, the Exchange Act and the Securities Act, (iv) to comply with state securities or “blue-sky” Laws, (v) as may be required with or to the FCC under the Communications Laws, (vi) as may be required with or to the PUCs and other local and state Governmental Entities pursuant to applicable Utilities Laws and (vii) as may be required with or to Foreign Regulators pursuant to Foreign Regulatory Laws, no filings, notices or reports are required to be made by RMT Partner, Merger Sub or any other of RMT Partner’s Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by RMT Partner, Merger Sub or any other of RMT Partner’s Subsidiaries from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by RMT Partner and Merger Sub or the consummation by RMT Partner and Merger Sub of the Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect or to prevent, materially delay or materially impair the ability of RMT Partner to consummate the Transactions.

(b) The execution, delivery and performance by each of RMT Partner and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time do not and will not, and the consummation by RMT Partner and Merger Sub of the Transactions and the transactions contemplated by such other Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of RMT Partner, Merger Sub or RMT Partner’s Subsidiaries, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any Contracts binding upon RMT Partner or any of its Subsidiaries, or, assuming (solely with respect to the performance of this Agreement and the consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 7.4(a) are made or obtained and receipt of the RMT Partner Stockholder Approval and the Preferred A Consent, under any Law, Governmental Order or License to which RMT Partner or any of its Subsidiaries is subject or (iii) any change in the rights or obligations under any Contract to which RMT Partner or any of its Subsidiaries is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect or to prevent, materially delay or materially impair the ability of RMT Partner to consummate the Transactions.

Section 7.5 RMT Partner Reports; Financial Statements.

(a) The consolidated balance sheets and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) as at and for the fiscal year ended December 31, 2019 and December 31, 2020 were prepared in accordance with GAAP, consistently applied, subject to normal year-end adjustments and except as may be noted therein or in the notes thereto.

(b) The consolidated balance sheets and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) as at and for the fiscal year ended December 31, 2019 and December 31,

2020 included in or incorporated by reference into the RMT Partner Reports (including the related notes and schedules) fairly present in all material respects the financial position of the RMT Partner and its Subsidiaries and the results of its operations as of the respective dates thereof and for the respective periods covered thereby.

(c) RMT Partner maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by RMT Partner in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of RMT Partner’s filings with the SEC under the Exchange Act. RMT Partner maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. RMT Partner has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to RMT Partner’s auditors and the audit committee of the RMT Partner Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect RMT Partner’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in RMT Partner’s internal control over financial reporting.

(d) Neither RMT Partner nor any of its Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of RMT Partner or any of its Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by RMT Partner or any of its Subsidiaries of registration under the Exchange Act. Neither RMT Partner nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to RMT Partner and its Subsidiaries, taken as a whole.

Section 7.6 Absence of Certain Changes.

(a) Since December 31, 2020 and through the date of this Agreement, there has not been any Effect which has had or would, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(b) Since December 31, 2020 and through the date of this Agreement, (i) RMT Partner and its Subsidiaries have conducted their respective businesses in the Ordinary Course in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by RMT Partner or any of its Subsidiaries, whether or not covered by insurance and (iii) there has not been any action taken by RMT Partner or any of its Subsidiaries that, if taken during the period between the date of this Agreement through the Effective Time, without Remainco’s consent, would constitute a breach of Section 8.1(a)(v) (Indebtedness), Section 8.1(b)(viii) (Sale of Assets), Section 8.1(b)(x) (Acquisitions), Section 8.1(b)(xii) (Accounting Policies), Section 8.1(b)(xv) (Investments) or Section 8.1(b)(xxi) (solely to the extent relating to the foregoing clauses Section 8.1(a)(v), Section 8.1(b)(viii), Section 8.1(b)(x), Section 8.1(b)(xii) and Section 8.1(b)(xv)).

Section 7.7 Litigation and Liabilities.

(a) As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of RMT Partner, threatened against RMT Partner or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(b) There are no liabilities of RMT Partner or any of its Subsidiaries, whether or not accrued, contingent or otherwise other than liabilities (i) disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of RMT Partner as of December 31, 2020 and the notes thereto set forth in RMT Partner’s annual report on Form 10-K for the fiscal year ended December 31, 2020, (ii) incurred in the Ordinary Course since December 31, 2020, (iii) arising out of this Agreement (and which do not arise out of a breach by RMT Partner of any representation or warranty in this Agreement) or third-party service provider obligations incurred in connection with the Transactions or (iv) that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. As of the date of this Agreement, neither RMT Partner nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that would, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

Section 7.8 Employee Benefits and Labor Matters.

(a) Each material RMT Partner Plan as of the date of this Agreement is listed in Section 7.8 of the RMT Partner Disclosure Letter, and each such RMT Partner Plan which has received a favorable determination letter from the IRS National Office has been separately identified. True and complete copies of each of the material RMT Partner Plans (or, if unwritten, a written summary thereof), and all amendments thereto, have been provided or made available to Remainco on or prior to the date of this Agreement.

(b) All RMT Partner Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not be reasonably likely to result in any liability that is material to RMT Partner and its Subsidiaries, taken as a whole.

(c) Each RMT Partner Plan other than any RMT Partner Non-U.S. Benefit Plan (collectively, the “RMT Partner U.S. Benefit Plans”), which is subject to ERISA (a “RMT Partner ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “RMT Partner Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS and, to the Knowledge of RMT Partner, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under an RMT Partner U.S. Benefit Plan has (i) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (ii) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and RMT Partner is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code. Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, neither RMT Partner nor any of its Subsidiaries has engaged in a transaction with respect to any RMT Partner ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject RMT Partner or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither RMT Partner nor any of its Subsidiaries has incurred or reasonably expects to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(d) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by RMT Partner or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with RMT Partner under Section 4001 of ERISA or Section 414 of the Code (an “RMT Partner ERISA Affiliate”), except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(e) No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to PBGC Reg. Section 4043.33 or 4043.66, has been required to be filed for any RMT Partner Pension Plan or by any RMT Partner ERISA Affiliate within the 12-month period ending on the date of this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(f) Each Multiemployer Plan maintained, sponsored or contributed to by RMT Partner or any RMT Partner ERISA Affiliate (an “RMT Partner Multiemployer Plan”), as of the date of this Agreement, is listed in Section 7.8(f) of the RMT Partner Disclosure Letter, and true and complete copies of each such Multiemployer Plan and all amendments thereto have been provided or made available to Remainco on or prior to the date of this Agreement. With respect to any RMT Partner Multiemployer Plan, (i) neither RMT Partner nor any RMT Partner ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, and (ii) a complete withdrawal from all such Multiemployer Plans at the Effective Time would not reasonably be likely to have an RMT Partner Material Adverse Effect.

(g) All contributions required to be made by RMT Partner or its Subsidiaries under each RMT Partner Plan and each RMT Partner Multiemployer Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each RMT Partner Plan and RMT Partner Multiemployer Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference into the RMT Partner Reports prior to the date of this Agreement, except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(h) Neither any RMT Partner Pension Plan nor any single-employer plan of an RMT Partner ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and no RMT Partner ERISA Affiliate has an outstanding funding waiver. Neither any RMT Partner Pension Plan nor any single-employer plan of an RMT Partner ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any RMT Partner Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither RMT Partner nor any of its Subsidiaries has provided, or is required to provide, security to any RMT Partner Pension Plan or to any single-employer plan of an RMT Partner ERISA Affiliate pursuant to Section 401(a)(29) of the Code. With respect to any RMT Partner Pension Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (1) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (2) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by RMT Partner or any of its Subsidiaries and (3) the PBGC has not instituted proceedings to terminate any such RMT Partner Pension Plan.

(i) Under each RMT Partner Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such RMT Partner Pension Plan’s most recent actuarial valuation), did not materially exceed the then current value of the assets of such RMT Partner Pension Plan, and there has been no material change in the financial condition, whether or not as a result of a change in funding method, of such RMT Partner Pension Plan since the last day of the most recent plan year.

(j) As of the date of this Agreement, there is no pending or, to the Knowledge of RMT Partner, threatened litigation relating to the RMT Partner Plans, except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(k) Neither RMT Partner nor any of its Subsidiaries has any obligation for material retiree health or life benefits under any of the RMT Partner ERISA Plans or any Collective Bargaining Agreement, except as required by Section 4980B of the Code or Section 601 of ERISA.

(l) Neither the execution of this Agreement, stockholder adoption of this Agreement, receipt of approval or clearance from any one or more Governmental Entities of the Transactions, nor the consummation of the Transactions will, either alone or in combination with any other event, (A) cause any employees of RMT Partner or any of its Subsidiaries to become eligible for any increase in severance pay (including any increase from zero) upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or increase the amount payable or result in any other material obligation pursuant to, any of the RMT Partner Plans, (C) limit or restrict the right of RMT Partner or, after the consummation of the Transactions, Remainco to merge, amend or terminate any of the RMT Partner Plans or (D) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(m) Each RMT Partner Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) (i) has been operated and administered in good faith compliance with Section 409A of the Code since July 1, 2018 and (ii) has been operated and administered in documentary compliance with Section 409A of the Code and the Treasury Regulations and other official guidance promulgated thereunder since July 1, 2018, in each case, except as would not be reasonably likely to result in any liability that is material to RMT Partner and its Subsidiaries, taken as a whole.

(n) Neither RMT Partner nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Sections 409A, 280G or 4999 of the Code.

(o) Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, (i) RMT Partner and its Subsidiaries (A) are in compliance with applicable Laws that require amounts to be withheld, informed or paid with respect to earnings, salaries and other payments to employees, including applicable withholding Taxes, health and social security contributions and pension contributions, and (B) have no liability by reason of an individual who performs or performed services for RMT Partner or any of the Subsidiaries in any capacity being improperly excluded from participating in an RMT Partner Plan and (ii) to the Knowledge of RMT Partner, each of the employees of RMT Partner and its Subsidiaries has been properly classified by RMT Partner and its Subsidiaries as “exempt” or “non-exempt” under applicable Law.

(p) As of the date of this Agreement, except as would not result in any material liability to RMT Partner and its Subsidiaries, taken as a whole, (i) neither RMT Partner nor any of its Subsidiaries is a party to or otherwise bound by work rules or a Collective Bargaining Agreement, (ii) nor is RMT Partner or any of its Subsidiaries the subject of any proceeding asserting that RMT Partner or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel RMT Partner to bargain with any labor union or labor organization, (iii) nor is there pending or, to the Knowledge of RMT Partner, threatened, nor has there been since July 1, 2018 and prior to the date of this Agreement, any labor strike, walkout, work stoppage, slowdown or lockout affecting RMT Partner Employees. On and after the date of this Agreement, there has been no labor strike, walkout, work stoppage, slowdown or lockout affecting RMT Partner Employees, except as would not reasonably be likely to have, individually or in the aggregate, an RMT Partner Material Adverse Effect. Except as would not result in any material liability to RMT Partner and its Subsidiaries, taken as a whole, as of the date of this Agreement, none of the employees of RMT Partner or any of its Subsidiaries is represented by a labor union, and, to the Knowledge of RMT Partner, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of RMT Partner or any of its Subsidiaries.

(q) RMT Partner is, and has been since July 1, 2018, in compliance with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, disability, human rights, fair labor standards, pay equity, civil rights, safety and health, plant closures and layoffs, notification under WARN, wrongful discharge and workers’ compensation, except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. RMT Partner does not have any material requirement under Contract or Law to provide notice to, or to enter into any consultation procedure with, any labor union or other organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

Section 7.9 Compliance with Laws, Licenses.

(a) The businesses of each of RMT Partner and its Subsidiaries since July 1, 2018, have not been, and are not being, conducted in violation of any applicable federal, state, local, foreign or transnational Law or any Governmental Order, except for such violations that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. To the Knowledge of RMT Partner, there is no proceeding, notice of violation, order of forfeiture, inquiry, administrative action, complaint or investigation pending or threatened by the FCC or any other Governmental Entity with respect to RMT Partner or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, RMT Partner and its Subsidiaries possess each License necessary to conduct their respective businesses.

(b) For each RMT Partner Communications License, Section 7.9(b) of the RMT Partner Disclosure Letter shows the issuance and expiration dates, the name of the Person holding such RMT Partner Communications License and the services authorized to be provided with such License. Each Person holding an RMT Partner Communications License is in compliance with the RMT Partner Communications Licenses and the rules and regulations of the Governmental Entities issuing such RMT Partner Communications Licenses, except for failures to comply that are, individually and in the aggregate, not material to RMT Partner and its Subsidiaries, taken as a whole. There is not pending or, to the Knowledge of RMT Partner, threatened before the FCC or a Foreign Regulator or any other Governmental Entity, any material proceeding, notice of violation, order of forfeiture, inquiry, administrative action, complaint or investigation (A) against RMT Partner or any of its Subsidiaries, (B) relating to any of the RMT Partner Communications Licenses, including any such proceeding, notice, order, inquiry, action, complaint or investigation reasonably likely to result in the revocation, suspension, cancellation, rescission or modification of any material RMT Partner Communications License or other impairment in any material respect of the operation of RMT Partner’s and its Subsidiaries’ business as it is conducted as of the date of this Agreement, except (x) proceedings to amend the Communications Laws not directed at RMT Partner or its Subsidiaries or (y) proceedings of general applicability to the broadcasting or audio-visual media services industries or (C) that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(c) Section 7.9(c) of the RMT Partner Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of, to the Knowledge of RMT Partner (i) all pending applications for Licenses by RMT Partner or any of its Subsidiaries that, if issued or granted, would be RMT Partner Communications Licenses, (ii) all pending applications by RMT Partner or any of its Subsidiaries for material modification, extension or renewal of any RMT Partner Communications Licenses, or material waiver of any condition thereto, except for any modification, extension, renewal or waiver in the Ordinary Course, (iii) any agreements to acquire a License that, upon acquisition by RMT Partner of one of its Subsidiaries, would become a RMT Partner Communications License and (iv) any agreements to acquire a Person to which a License has been issued or granted which upon the consummation of such acquisition would become a RMT Partner Communications License.

(d) Except for restrictions or conditions that appear on the face of the RMT Partner Communications Licenses, and except for restrictions or conditions that pertain to the FCC Licenses under generally applicable rules of the FCC, to the Knowledge of RMT Partner, no RMT Partner Communications License held by RMT Partner or any of its Subsidiaries is subject to any restriction or condition which would limit in any material respect the operation of RMT Partner’s and its Subsidiaries’ business as it is conducted as of the date of this Agreement.

(e) RMT Partner, its Subsidiaries and, to the Knowledge of RMT Partner, their respective officers, directors, employees and agents are in compliance in all material respects with and since July 1, 2018, have complied in all material respects with: (i) the provisions of the FCPA applicable to RMT Partner, its Subsidiaries and such officers, directors, employees and agents; and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which RMT Partner and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving RMT Partner or any of its Subsidiaries. Since July 1, 2018, RMT Partner, its Subsidiaries and, to the Knowledge of RMT Partner, their respective officers, directors, employees and agents have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation of any material respect of the FCPA or any Laws described in clause (ii) of the foregoing sentence.

(f) RMT Partner and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which RMT Partner and its Subsidiaries operate.

(g) Neither RMT Partner nor any of its Subsidiaries, nor, to the Knowledge of RMT Partner, any director, manager or employee of RMT Partner or any of its Subsidiaries (in his or her capacity as a director, manager or employee of RMT Partner or any of its Subsidiaries), are, and, since July 1, 2018, have been, subject to any pending, or, to the Knowledge of RMT Partner, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving RMT Partner or any of its Subsidiaries relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws.

(h) Without limiting the generality of the foregoing, each of RMT Partner and its Subsidiaries, since July 1, 2018, has been and currently is in compliance in all material respects with the Export and Sanctions Regulations. RMT Partner and its Subsidiaries also have instituted and maintain policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations in each jurisdiction in which RMT Partner and its Subsidiaries operate or are otherwise subject to jurisdiction.

(i) Neither RMT Partner nor any of its Subsidiaries, nor, to the Knowledge of RMT Partner, any director, manager or employee of RMT Partner or any of its Subsidiaries (in his or her capacity as a director, manager or employee of RMT Partner or any of its Subsidiaries), are, and since July 1, 2018, have been, subject to any actual, pending or, to the Knowledge of RMT Partner, threatened Proceedings, demands, notices of violation, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving RMT Partner or any of its Subsidiaries relating to the Export and Sanctions Regulations.

(j) Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, RMT Partner and its Subsidiaries are in compliance with the rules and regulations of all performing rights societies and industry guilds applicable to their operations.

Section 7.10 Certain Contracts.

(a) Section 7.10(a) of the RMT Partner Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which either RMT Partner or any of its Subsidiaries is a party or bound, other than Contracts solely among RMT Partner and its wholly owned Subsidiaries (each such Contract required to be listed on Section 7.10(a) of the Spinco Disclosure Letter, an “RMT Partner Material Contract”), which:

(i) provides that any of them will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract, that in each case after the Effective Time would be binding upon any of the Spinco Entities;

(ii) purports to limit in any material respect either the type of business in which RMT Partner or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, that in each case after the Effective Time would be binding upon any of the Spinco Entities;

(iii) requires RMT Partner or its Affiliates (or, after the Effective Time, the Spinco Entities) to deal exclusively with any Person or group of related Persons which Contract is reasonably likely to provide for annual revenues or expenses of $175,000,000 or more (other than any licenses or other Contracts related to film, television or game production or distribution, film financing or theme parks entered into in the Ordinary Course);

(iv) is material to the formation, creation, operation, management or control of any partnership or joint venture, the book value of RMT Partner’s investment in which exceeds $175,000,000, other than (A) partnerships or joint ventures formed by film, television and game production entities or (B) film financing partnerships or contractual arrangements for film financing treated as partnerships for Tax purposes, in each case in the Ordinary Course;

(v) is a Contract for the lease of real or personal property providing for annual payments of $20,000,000 or more;

(vi) contains a put, call or similar right pursuant to which RMT Partner or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property) at a purchase price which exceeds, or the fair market value of the equity interests or assets (excluding Intellectual Property) of which would exceed, $80,000,000;

(vii) could by their terms require the disposition or loss of any material assets, properties (including Intellectual Property) or lines of business, or loss of any material privileges of RMT Partner or its Subsidiaries (including, after the Effective Time, the Spinco Entities) as a result of the Transactions;

(viii) with Affiliates of RMT Partner (other than RMT Partner and its Subsidiaries) other than (1) any Company Plan and (2) those Contracts entered into on arms’-length terms;

(ix) is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (ix) that has or would reasonably be likely to, either pursuant to its own terms or the terms of any related Contracts, involve payments or receipts in excess of $210,000,000 in any year;

provided that, notwithstanding the foregoing, RMT Partner Material Contracts shall not include any Affiliation Agreements or Contracts for the licensing, acquisition, production or development of content or video programming.

(b) Each of the RMT Partner Material Contracts, and each Contract entered into after the date hereof that would have been an RMT Partner Material Contract if entered into prior to the date hereof (each, an “RMT Partner Additional Contract”), is (or if entered into after the date hereof, will be) valid and binding on RMT Partner or its Subsidiaries, as the case may be, and, to the Knowledge of RMT Partner, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. Neither RMT Partner nor any of its Subsidiaries nor, to the Knowledge of RMT Partner, any other party is in breach of or in default under any RMT Partner Material Contract or RMT Partner Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by RMT Partner or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. To the Knowledge of RMT Partner, as of the date of this Agreement, neither RMT Partner nor any of its Subsidiaries has received written notice alleging a breach of or default under any RMT Partner Material Contract.

Section 7.11 Takeover Statutes. Except for Section 203 of the DGCL, in respect of which the RMT Partner Board has taken the action described in Section 7.3, no Takeover Statute or any anti-takeover provision in the Organizational Documents of RMT Partner is applicable to RMT Partner, the Pre-Closing RMT Partner Capital Stock or the Transactions.

Section 7.12 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be likely to have a RMT Partner Material Adverse Effect: (a) each of RMT Partner and its Subsidiaries has since July 1, 2018 been in compliance with all applicable Environmental Laws, (b) the environmental conditions at the properties currently owned, leased or operated by RMT Partner or any of its Subsidiaries (including soils, groundwater and surface water), and, to the Knowledge of RMT Partner, any formerly owned, leased or operated properties, are not contaminated with any Hazardous Substance that has or would reasonably be likely to result in RMT Partner or any of its Subsidiaries incurring liability or having to conduct or fund any cleanup or other remedial activity pursuant, directly or indirectly, to any applicable Environmental Law, (c) neither RMT Partner nor any of its Subsidiaries is subject to any Proceeding, or has otherwise received a written notice, alleging that it is liable for the release or threat of release of any Hazardous Substance that has or would reasonably be likely to result in RMT Partner or any Subsidiary incurring liability under any applicable Environmental Law, (d) neither RMT Partner nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that RMT Partner or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law, (e) neither RMT Partner nor any of its Subsidiaries is subject to any outstanding obligations under any orders, decrees or injunctions, or outstanding obligations or claims under any indemnities or other contractual agreements, concerning liability or obligations relating to any Environmental Law and (f) to the Knowledge of RMT Partner, there are no other environmental conditions involving RMT Partner or any of its Subsidiaries that would reasonably be likely to result in a liability to RMT Partner or any of its Subsidiaries pursuant to any Environmental Law.

Section 7.13 Taxes. Except as would not reasonably be likely to have, individually or in the aggregate, an RMT Partner Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to RMT Partner and its Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete. All Taxes of or with respect to RMT Partner and its Subsidiaries, whether or not shown as due on such Tax Returns, have been paid, or adequate accruals or reserves therefor in accordance with GAAP have been provided on the books of RMT Partner and its Subsidiaries.

(b) All Taxes required to be withheld by RMT Partner or any of its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Taxing authority.

(c) No deficiency or other assessment or adjustment for any Taxes has been asserted or assessed by any Taxing authority in writing against RMT Partner or any of its Subsidiaries (or, to the Knowledge of RMT Partner, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Taxing authority is pending or ongoing (or, to the Knowledge of RMT Partner, has been threatened or proposed) with respect to any Taxes due from RMT Partner or any of its Subsidiaries.

(d) Neither RMT Partner nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(e) Neither RMT Partner nor any of its Subsidiaries has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding provision of state, local or foreign Tax Law).

(f) There are no Liens for Taxes (other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded) upon the assets of RMT Partner or any of its Subsidiaries.

(g) Neither RMT Partner nor any of its Subsidiaries (A) is, or since July 1, 2018 has been, a member of any affiliated, combined, consolidated, unitary or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is RMT Partner or any of its Subsidiaries), (B) has any liability for the Taxes of any Person (other than RMT Partner or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by operation of Law or by Contract (other than customary commercial, leasing or employment Contracts entered into in the Ordinary Course, the primary purposes of which do not relate to Taxes) or (C) is party to (or will be liable in respect of) any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement, (ii) customary commercial, leasing or employment Contracts entered into in the Ordinary Course, the primary purposes of which do not relate to Taxes, and (iii) Contracts solely between or among RMT Partner or one or more of its Subsidiaries.

(h) No Taxing authority has notified RMT Partner or any of its Subsidiaries in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(i) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any material assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

(j) As of the date hereof, RMT Partner is not aware of the existence of any reason, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange or the Merger from qualifying for the Intended Tax Treatment or (ii) RMT Partner from delivering the RMT Partner Tax Representation Letters at the applicable time set forth in Section 8.14(d).

(k) Neither RMT Partner nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale, open transaction disposition or intercompany transaction made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Tax Law) entered into on or prior to the Closing Date, (iv) a change in the method of accounting for a period ending prior to or including the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Tax Law), (v) an election under Section 108(i) of the Code (or any corresponding provision of state, local or foreign Tax Law) or (vi) a ruling received from any Taxing authority on or prior to the Closing Date. Neither RMT Partner nor any of its Subsidiaries has made an election under Section 965(h) of the Code for which it has outstanding liability or will have liability after the Closing.

(l) RMT Partner is not and has not been, in the five-year period ending on the date hereof, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

Section 7.14 Intellectual Property.

(a) All material Registered IP owned by RMT Partner or any of its Subsidiaries is subsisting, and, except as would not reasonably be likely to have a material adverse impact on the business or operations of RMT Partner and its Subsidiaries, taken as a whole, in the jurisdiction(s) where such Registered IP is issued or registered, to the Knowledge of RMT Partner, any such issued Registered IP is valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, (i) RMT Partner and its Subsidiaries own, or have sufficient rights to use, all RMT Partner IP, and (ii) such ownership or other rights shall survive the consummation of the Transactions unchanged.

(c) To the Knowledge of RMT Partner, RMT Partner and its Subsidiaries have not since the Applicable Date, and do not, infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party (except as would not reasonably be likely to have a material adverse impact on the business or operations of RMT Partner and its Subsidiaries, taken as a whole), and, except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, to the Knowledge of RMT Partner, no third party is infringing, misappropriating or otherwise violating any RMT Partner IP owned by or licensed to RMT Partner or any of its Subsidiaries. There are no pending, or, to the Knowledge of RMT Partner, threatened in writing, proceedings, administrative claims, litigation, suits, actions or investigations (i) alleging that the operation of the business of RMT Partner or any of its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person, (ii) alleging that RMT Partner and its Subsidiaries have defamed any Person or (iii) terminating or purporting to terminate copyright assignments pursuant to 17 U.S.C. §203 or §304 or their foreign equivalents relating to any RMT Partner Program, in each case of clauses (i), (ii) and (iii), that would reasonably be likely to have a materially adverse impact on the business or operations of RMT Partner and its Subsidiaries, taken as a whole.

(d) Except as would not reasonably be likely to have a material adverse impact on the business or operations of RMT Partner and its Subsidiaries, taken as a whole, RMT Partner and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect (i) their respective interests in the Intellectual Property material to the respective businesses of RMT Partner and its Subsidiaries and (ii) the confidentiality of the Trade Secrets owned by RMT Partner and its Subsidiaries. Except as would not reasonably be likely to have an RMT Partner Material Adverse Effect, there has not been any disclosure or other compromise of any confidential or proprietary information of RMT Partner or any of its Subsidiaries (including any such information of any other Person disclosed in confidence to RMT Partner or any of its Subsidiaries) to any third party in a manner that has resulted or would reasonably be likely to result in any liability to RMT Partner or any of its Subsidiaries.

(e) Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect: (i) the Information Technology used in RMT Partner’s and any of its Subsidiaries’ businesses operates and performs in all respects as required to permit RMT Partner and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) such Information Technology has not malfunctioned or failed since the Applicable Date and (iii) to the Knowledge of RMT Partner, since the Applicable Date, no Person has gained unauthorized access to the Information Technology of RMT Partner or any of its Subsidiaries in a manner that has resulted or would reasonably be likely to result in liability to RMT Partner or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, to the Knowledge of RMT Partner, none of the software owned by RMT Partner or any of its Subsidiaries contains or is distributed with any shareware, open source code or other software for which use or distribution is under a license that requires either of RMT Partner or any of its Subsidiaries to do any of the following: (A) disclose or distribute the software owned by RMT Partner or any of its Subsidiaries in source code form; (B) authorize a licensee of the software owned by either RMT Partner or any of its Subsidiaries to make derivative works of such software owned by the same; or (C) distribute the software owned by either RMT Partner or any of its Subsidiaries at no cost to the recipient.

(f) Except as would not reasonably be likely to have a material adverse impact on the business or operations of RMT Partner or any of its Subsidiaries, (i) RMT Partner and its Subsidiaries have implemented backup, security and disaster recovery technology and procedures consistent with standard practices for the industries in which RMT Partner and its Subsidiaries operate in each applicable jurisdiction in which they do business, (ii) RMT Partner and its Subsidiaries are in compliance with applicable Laws and Governmental Orders regarding the privacy and security of customer, employee and other Personal Data and are compliant in all respects with their respective privacy policies and (iii) to the Knowledge of RMT Partner, there have not been any incidents of, or third-party claims related to, any loss, theft, unauthorized access to or acquisition, modification, disclosure, corruption or other misuse of any Personal Data in RMT Partner’s or any of its Subsidiaries’ possession. To the Knowledge of RMT Partner, neither RMT Partner nor any of its Subsidiaries has received any notice of any claims, investigations (including investigations by any Governmental Entity) or alleged violations of any Laws and Governmental Orders with respect to Personal Data possessed by RMT Partner or any of its Subsidiaries.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have an RMT Partner Material Adverse Effect, each of RMT Partner and any of its Subsidiaries (i) stores and maintains in a commercially reasonable manner (A) each of the RMT Partner Library Pictures and (B) the RMT Partner Library Tangible Assets, in each case, in accordance with standard industry practices, and (ii) has the right to Exploit such RMT Partner Library Pictures and RMT Partner Library Tangible Assets in the ordinary course of business consistent with past practice.

(h) It is the standard policy of RMT Partner and its Subsidiaries that each employee and consultant of RMT Partner or any of its Subsidiaries who contributes to the production or development of any material RMT Partner IP owned or purported to be owned by RMT Partner or any of its Subsidiaries, executes a written agreement with an assignment of inventions and rights provision (such as certificate of authorship or certificate of results and proceeds) or work-made-for-hire provision or otherwise assigns such Intellectual Property rights to RMT Partner or any of its Subsidiaries by operation of law.

Section 7.15 Insurance. The insurance policies held by RMT Partner and its Subsidiaries provide adequate coverage for all normal risks incident to the business of RMT Partner and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid in all material respects and none of RMT Partner or its Subsidiaries is in default with respect to any obligations under such policies in any material respect. None of RMT Partner or its Subsidiaries has received any notice of cancellation or termination with respect to any such policies, except for cancellations or termination that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

Section 7.16 Related-Party Transactions. To the Knowledge of RMT Partner, no stockholder of RMT Partner or any of its Subsidiaries or Affiliate thereof (other than RMT Partner and its Subsidiaries), no present or former director, executive officer, stockholder, partner, member or Affiliate of RMT Partner or any of its Subsidiaries or any of such Person’s Affiliates or immediate family members, is party to any Contract with or binding upon RMT Partner or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve months, in each case that is of a type that would be required to be disclosed in the RMT Partner Reports pursuant to Item 404 of Regulation S-K that has not been so disclosed. Except for the Voting Agreements and the Consent Agreement, none of the Significant Stockholders are party to any agreement binding on RMT Partner or any of its Subsidiaries with respect to the Transactions or that would be binding on RMT Partner following the Transactions, whether or not of a type that would be required to be disclosed in the RMT Partner Reports pursuant to Item 404 of Regulation S-K.

Section 7.17 RMT Partner Real Property.

(a) Section 7.17(a) of the RMT Partner Disclosure Letter sets forth as of the date hereof a true, correct and complete list of all RMT Partner Owned Real Property with a market value in excess of $40,000,000 (the “Material RMT Partner Owned Real Properties”). RMT Partner or one of its Subsidiaries has good and marketable fee simple title to the Material RMT Partner Owned Real Properties, free and clear of all Liens other than RMT Partner Permitted Encumbrances. With respect to such Material RMT Partner Owned Real Properties, (i) neither RMT Partner not any of its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Material RMT Partner Owned Real Properties or any portion thereof, in each case, which involved consideration or payments by or to RMT Partner or any of its Subsidiaries in excess of $20,000,000 during the calendar year ended December 31, 2020, or which is reasonably expected to involve consideration or payments by or to RMT Partner or any of its Subsidiaries in excess of $20,000,000 in any future calendar year and (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Material RMT Partner Owned Real Properties or any material portion thereof or interest therein.

(b) Section 7.17(b) of the RMT Partner Disclosure Letter sets forth as of the date hereof a true, correct and complete list of all RMT Partner Leased Real Properties for which RMT Partner or any of its Subsidiaries made annual payments of $20,000,000 or more in 2020 (the “Material RMT Partner Leased Real Properties”). RMT Partner or one of its Subsidiaries has good and valid leasehold estate in and to the Material RMT Partner Leased Real Properties, free and clear of all Liens other than RMT Partner Permitted Encumbrances. With respect to each RMT Partner Lease with respect to the Material RMT Partner Leased Real Properties: (i) neither RMT Partner nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such Material RMT Partner Leased Real Property or any portion thereof, in each case, which involved consideration or payments by or to RMT Partner or any of its Subsidiaries in excess of $20,000,000 during the calendar year ended December 31, 2020, or which is reasonably expected to involve consideration or payments by or to RMT Partner or any of its Subsidiaries in excess of $20,000,000 during any future calendar year and (ii) neither RMT Partner nor any of its Subsidiaries has collaterally assigned or granted any other security interest in such RMT Partner Lease or any interest therein. Neither RMT Partner nor any of its Subsidiaries is in material breach of or material default under the terms of any RMT Partner Lease with respect to the Material RMT Partner Leased Real Properties. To the Knowledge of RMT Partner, as of the date hereof, no other party to any RMT Partner Lease with respect to a Material RMT Partner Leased Real Property is in material breach of or in material default under the terms of such RMT Partner Lease.

(c) No condemnation or eminent domain proceeding is pending or, to the Knowledge of RMT Partner, threatened, which could reasonably be expected to preclude or impair the use of any RMT Partner Owned Real Property by RMT Partner or any of its Subsidiaries.

Section 7.18 Financial Advisor Opinions. The RMT Partner Board has received the separate opinions of Allen & Company LLC and J.P. Morgan Securities LLC to the effect that, as of the date of such opinions and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration provided for pursuant to this Agreement is fair, from a financial point of view, to RMT Partner.

Section 7.19 Brokers and Finders. RMT Partner has not employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that RMT Partner has engaged Allen & Company LLC and J.P. Morgan Securities LLC as RMT Partner’s financial advisors and the RMT Partner Independent Committee has engaged Perella Weinberg Partners LP as the RMT Partner Independent Committee’s financial advisor.

Section 7.20 Information To Be Supplied. The information supplied or to be supplied by RMT Partner or any of its Subsidiaries for inclusion in the Securities Filings will not, on the date of filing of the applicable Securities Filing or, in the case of the Distribution Registration Statement or the RMT Partner Registration Statement, at the time it becomes effective under the Securities Act or Exchange Act, as applicable, or on the dates the Proxy Statement is mailed to the stockholders of RMT Partner, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 7.21 No Other Representations and Warranties. Except for the representations and warranties made by RMT Partner in this ARTICLE VII, none of RMT Partner, Merger Sub or any other Person makes any express or implied representation or warranty with respect to RMT Partner, Merger Sub or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and each of RMT Partner and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing, none of RMT Partner, Merger Sub or any other Person makes or has made any representation or warranty to Remainco or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to RMT Partner, any of its Affiliates or any of their respective businesses, or (b) any oral or, except for the representations and warranties made by RMT Partner or Merger Sub in this ARTICLE VII, written information made available to Remainco, Spinco or any of their respective Affiliates or Representatives in the course of their evaluation of RMT Partner, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE VIII

COVENANTS

Section 8.1 Interim Operations.

(a) Interim Operations of Remainco and Spinco. During the period from the date of this Agreement until the Effective Time, solely with respect to Spinco, the Spinco Subsidiaries and the Spinco Business (and, for the avoidance of doubt, excluding the Remainco Business, Remainco Transferred Assets and Remainco Assumed Liabilities) and except as otherwise expressly (A) contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents (including, subject to the Parties’ obligations with respect thereto in the Tax Matters Agreement and other Transaction Documents, with respect to any actions taken to effect the Separation and the Distribution), (B) required by applicable Law, (C) approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by RMT Partner or (D) set forth in Section 8.1(a) of the Spinco Disclosure Letter, Remainco covenants and agrees as to itself and the Spinco Entities that Remainco shall use its reasonable best efforts (to the extent practicable based on its Voting and Procurement Rights) to conduct the Spinco Business in the Ordinary Course and, to the extent consistent therewith, (x) use its reasonable best efforts to preserve the Spinco Business’ business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and others having material business dealings with them (including material content providers, studios, authors, producers, directors, actors, performers, guilds, announcers and advertisers), (y) use its reasonable best efforts to keep available the services of Spinco Employees and agents of the Spinco Business and (z) in furtherance of the foregoing, not to and shall cause its Subsidiaries not to:

(i) (A) amend the certificate of incorporation or bylaws of any Significant Spinco Subsidiary that is wholly owned by Remainco (other than an amendment to the certificate of incorporation of Spinco to increase the number of authorized or outstanding shares of Spinco Common Stock in connection with the Distribution and any other immaterial amendments to any such documents that do not impact in any respect the economic benefits of the Merger of the other Transactions to RMT Partner’s stockholders) or (B) split, combine, subdivide or reclassify the outstanding shares of capital stock, voting securities or other equity interests of any Significant Spinco Subsidiary (except for any such transaction by a Spinco Entity which remains a direct or indirect wholly owned Subsidiary of Remainco after consummation of such transaction);

(ii) merge or consolidate any Spinco Entity with any other Person, or restructure, reorganize or completely or partially liquidate any Spinco Entity;

(iii) knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other Transactions from qualifying for the Intended Tax Treatment;

(iv) except as set forth in any Remainco Plan, Spinco Plan or Collective Bargaining Agreement in effect as of the date hereof or as otherwise required by applicable Law, (A) with respect to each Spinco Employee who is not a Senior Executive, (1) change the compensation or benefits payable to such Spinco Employee other than in the Ordinary Course (provided that Remainco and RMT Partner shall mutually coordinate in good faith on the granting of transaction bonuses that are paid based on Closing and severance benefits to be provided on or after Closing), or (2) hire, promote or terminate the employment of such Spinco Employee other than in the Ordinary Course, and (B) with respect to each Spinco Employee who is a Senior Executive, (1) change the compensation or benefits payable to such Senior Executive other than (x) changes to Remainco Plans or Spinco Plans that apply generally and are not targeted at such Senior Executives and (y) to the extent Remainco or its Affiliates (other than Spinco and the Spinco Subsidiaries) retain responsibility for such amounts after Closing, (2) hire or promote such Senior Executive other than to fill vacancies in the Ordinary Course or (3) terminate the employment of such Senior Executive other than terminations of employment for cause; provided that in the case of both (A) and (B) with respect to any Spinco Employee, Remainco shall (I) grant equity compensation awards in the Ordinary Course between the date hereof and Closing, and shall not delay such grants until after Closing, (II) not grant stock options, performance shares or performance restricted stock units between the date hereof and Closing and (III) not grant cash awards in lieu of equity awards between the date hereof and Closing;

(v) incur any Indebtedness, except (A) the Financing, (B) in replacement of existing Indebtedness which has matured or is scheduled to mature, in each case after the date of this Agreement, within the nine-month period following such incurrence of Indebtedness on then prevailing market terms or on terms substantially consistent with or more beneficial to the Spinco Business, taken as a whole, than the Indebtedness being replaced, (C) inter-company Indebtedness among the Spinco Entities (other than the Spinco JVs), (D) commercial paper issued in the Ordinary Course, (E) (i) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (ii) overdraft facilities or cash management programs, in each case issued, made or entered into in the Ordinary Course, (F) hedging in compliance with the hedging strategy of the Spinco Business as of the date of this Agreement in the Ordinary Course and not for speculative purposes; provided that (x) the Spinco Entities shall use commercially reasonable efforts to mitigate any material increase in their respective aggregate exposure to currency risk and (y) the Spinco Entities shall not be permitted to hedge any risks associated with the Financing without the prior written consent of the RMT Partner and (G) Indebtedness incurred in connection with film, television or game production or distribution, film financing or theme parks in the Ordinary Course;

(vi) (A) make or commit to make any capital expenditures, on an annualized basis, in the aggregate, in excess of 125% of the annual amounts of the capital expenditures in the budget set forth in Section 8.1(a)(vi) of the Spinco Disclosure Letter other than (x) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by insurance or the portion of which is not covered by insurance is less than $100,000,000) or (y) in the Ordinary Course or (B) fail to make, on an annualized basis, at least 90% of the annual amounts of the capital expenditures in the budget set forth in Section 8.1(a)(vi) of the Spinco Disclosure Letter;

(vii) (A) other than in the Ordinary Course, make or commit to make any marketing expenditures, on an annualized basis, in the aggregate, in excess of 110% of the annual amounts of the marketing expenditures in the budget set forth in Section 8.1(a)(vii) of the Spinco Disclosure Letter or (B) fail to make, on an annualized basis, at least 90% of the annual amounts of the marketing expenditures in the budget set forth in Section 8.1(a)(vii) of the Spinco Disclosure Letter;

(viii) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Intellectual Property owned by the Spinco Entities, other than (A) in the Ordinary Course, (B) in the case of a license of Intellectual Property, involving payments that do not exceed $200,000,000 per license or (C) in the case of a sale of Intellectual Property, Intellectual Property with a fair market value that does not exceed $75,000,000 in the aggregate in any year (other than transactions among the Spinco Entities).

(ix) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Spinco Assets (including capital stock of any Spinco Entities but not including any

Intellectual Property, which is governed by Section 8.1(a)(viii)) with a fair market value in excess of $100,000,000 individually, other than transactions among Spinco Entities;

(x) issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of capital stock of any of the Spinco Entities or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except by a wholly owned Spinco Entity to any other wholly owned Spinco Entity;

(xi) spend or commit to spend in excess of (A) $200,000,000 if the transaction is not in the Ordinary Course or (B) more than $500,000,000 in the aggregate in any year, in each case to acquire any business, whether by merger, consolidation, purchase of property or assets, licenses or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that the Spinco Entities shall not enter into any such transaction that would, or would reasonably be likely to, prevent, materially delay or materially impair the consummation of the Transactions;

(xii) (A) other than in the Ordinary Course, spend or commit to spend on programming and production expenditures, in the aggregate, in excess of 110% of the annual amounts contemplated in the budget set forth on Section 8.1(a)(xi) of the Spinco Disclosure Letter or (B) fail to spend or commit to spend at least 90% of the annual amounts in respect of programming and production expenditures contemplated in the budget set forth on Section 8.1(a)(xi) of the Spinco Disclosure Letter;

(xiii) make any material change with respect to the financial accounting policies or procedures of the Spinco Entities, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(xiv) except as required by applicable Law or in the Ordinary Course, (A) change or rescind any Tax election that is material to the Spinco Business, taken as a whole, or take any position that is material to the Spinco Business, taken as a whole, on any material Tax Return filed on or after the date of this Agreement, in each case that is inconsistent with elections made or positions taken in preparing or filing similar Tax Returns in prior periods, except in each case as a result of, or in response to, any change in U.S. federal Tax laws or regulations or administrative guidance promulgated or issued thereunder, (B) change any method of Tax accounting, which change is material to the Spinco Business, taken as a whole, (C) amend any Tax Return with respect to an amount of Taxes that is material to the Spinco Business, taken as a whole, (D) settle or resolve any Tax controversy that is material to the Spinco Business, taken as a whole, (E) surrender any right to claim a refund of Taxes that is material to the Spinco Business, taken as a whole, or (F) enter into any closing agreement or similar agreement with any Tax authority in respect of an amount of Taxes that is material to the Spinco Business, taken as a whole;

(xv) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of the Spinco Business as of the date of this Agreement (provided that such entry would not require the receipt or transfer of any License that would constitute a Spinco Communications License if issued or granted prior to the date hereof and would not reasonably be likely to prevent, materially delay or materially impair the ability of the Parties to complete the Merger on a timely basis);

(xvi) make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to a wholly owned Spinco Entity) in excess of $25,000,000 if the transaction is not in the Ordinary Course and $200,000,000 in any event, other than loans, advances or capital contributions to, or investments in, any Person incurred in connection with film, television or game production or distribution, film financing or theme parks in the Ordinary Course;

(xvii) (A) amend or modify in any material respect or terminate any Spinco Material Contract (other than amendments or modifications in the Ordinary Course or that are not adverse to Spinco and the Spinco

Subsidiaries in any material respect with respect to the Contract and terminations upon the expiration of the term thereof in accordance with the terms thereof) or waive, release or assign any material rights, claims or benefits under any Spinco Material Contract, or (B) enter into any Contract that would have been a Spinco Material Contract of the type described in Section 6.11(a) had it been entered into prior to the date of this Agreement unless it is on terms substantially consistent with, or on terms more favorable to the Spinco Business than, either a Contract it is replacing or a standard form of such Spinco Material Contract; provided that for the avoidance of doubt, this Section 8.1(a)(xvii) shall not prohibit or restrict any Remainco Plans or Spinco Plans;

(xviii) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements (A) if the amount of any such settlement is not in excess of $25,000,000 individually or $100,000,000 in the aggregate in any year; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Spinco Business or any Spinco Entities or (B) relating to Taxes (which shall be governed by Section 8.1(a)(xiv));

(xix) enter into any Collective Bargaining Agreement, other than renewals of any Collective Bargaining Agreements in the Ordinary Course;

(xx) enter into any Contract that obligates RMT Partner or any of its Subsidiaries (excluding the Spinco Entities) to grant licenses to any Intellectual Property as a result of being an Affiliate of Spinco;

(xxi) other than in the Ordinary Course, enter into, amend, renew, terminate or otherwise alter or modify any Contract for, or relating to, the licensing, distribution or creation of sports content with respect to which the Spinco Business is expected to make or receive annual payments in excess of $250,000,000; or

(xxii) agree, authorize or commit to do any of the foregoing.

(b) Interim Operations of RMT Partner. During the period from the date of this Agreement until the Effective Time, except as otherwise expressly (A) contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents (including, subject to the Parties’ obligations with respect thereto in the Tax Matters Agreement and other Transaction Documents, with respect to any actions taken to effect the Separation and the Distribution), (B) required by applicable Law, (C) approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by Remainco or (D) set forth in Section 8.1(b) of the RMT Partner Disclosure Letter, RMT Partner covenants and agrees as to itself and its Subsidiaries that RMT Partner shall use its reasonable best efforts (to the extent practicable based on its Voting and Procurement Rights) to conduct the business of it and its Subsidiaries in the Ordinary Course and, to the extent consistent therewith, (x) use its reasonable best efforts to preserve its and its Subsidiaries’ business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and others having material business dealings with them (including material content providers, studios, authors, producers, directors, actors, performers, guilds, announcers and advertisers), (y) use its reasonable best efforts to keep available the services of it and its Subsidiaries’ present employees and agents and (z) in furtherance of the foregoing, not to and shall cause its Subsidiaries not to:

(i) (A) amend its certificate of incorporation or bylaws (or comparable governing documents) (other than any immaterial amendments to any such documents that do not impact in any respect the economic benefits of the Merger of the other Transactions to Spinco’s stockholders), (B) split, combine, subdivide or reclassify its outstanding shares of capital stock, voting securities or other equity interests (except for any such transaction by a wholly owned Subsidiary of RMT Partner which remains a wholly owned Subsidiary after consummation of such transaction), (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock, voting securities or other equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of RMT Partner to another direct or indirect wholly owned Subsidiary of RMT Partner or to RMT Partner), (D) enter into any agreement with respect to the voting of its capital stock, voting securities or other equity interests, or (E) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock, voting securities or other equity interests or any securities or obligations convertible or exchangeable into or exercisable for any shares of its capital stock, voting securities or other equity interests (other than (1) pursuant to the cashless exercise of RMT Partner Options or the forfeiture of, or withholding of Taxes with respect to, RMT Partner Options, RMT Partner SARs, RMT Partner Restricted Stock Units and RMT Partner Performance Restricted Stock Units in connection with any taxable event related to such awards, in each case in accordance with past practice and with the terms of the applicable RMT Partner Stock Plan as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions or other acquisitions of capital stock, voting securities or other equity interests of any wholly owned Subsidiary of RMT Partner by RMT Partner or any other wholly owned Subsidiary of RMT Partner);

(ii) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of, any wholly owned Subsidiaries of RMT Partner that would not prevent, materially delay or materially impair the Transactions);

(iii) knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other Transactions from qualifying for the Intended Tax Treatment;

(iv) except as set forth in any RMT Partner Plan or Collective Bargaining Agreement in effect as of the date hereof or as otherwise required by applicable Law, (A) with respect to each RMT Partner Employee who is not a Senior Executive, (1) change the compensation or benefits payable to such RMT Partner Employee other than in the Ordinary Course (provided that Remainco and RMT Partner shall mutually coordinate in good faith on the granting of transaction bonuses that are paid based on Closing and severance benefits to be provided on or after Closing) or (2) hire, promote or terminate the employment of such RMT Partner Employee other than in the Ordinary Course, and (B) with respect to each RMT Partner Employee who is a Senior Executive, (1) change the compensation or benefits payable to such Senior Executive other than changes to RMT Partner Plans that apply generally and are not targeted at such Senior Executives, (2) hire or promote such Senior Executive other than to fill vacancies in the Ordinary Course or (3) terminate the employment of such Senior Executive other than terminations of employment for cause; provided that in the case of both (A) and (B) with respect to any RMT Partner Employee, RMT Partner shall (I) grant equity compensation awards in the Ordinary Course between the date hereof and Closing, (II) not grant stock options, performance shares or RMT Partner Performance Restricted Stock Units between the date hereof and Closing (other than RMT Partner Performance Restricted Stock Units granted to the CEO of RMT Partner which do not flex above 100% of target) and (III) not grant cash awards in lieu of equity awards between the date hereof and Closing;

(v) incur any Indebtedness, except (A) in the Ordinary Course in a principal amount not to exceed $110,000,000 in the aggregate at any time outstanding and on prevailing market terms or on terms substantially consistent with or more beneficial to RMT Partner and its Subsidiaries, taken as a whole, than existing Indebtedness, (B) in replacement of existing Indebtedness which has matured or is scheduled to mature, in each case after the date of this Agreement, within the 12-month period following such incurrence of Indebtedness on then prevailing market terms or on terms substantially consistent with or more beneficial to RMT Partner and its Subsidiaries, taken as a whole, than the Indebtedness being replaced, (C) inter-company Indebtedness among RMT Partner and its wholly owned Subsidiaries, (D) commercial paper issued in the Ordinary Course, (E) (i) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (ii) overdraft facilities or cash management programs, in each case issued, made or entered into in the Ordinary Course, (F) hedging in compliance with the hedging strategy of RMT Partner as of the date of this Agreement in the Ordinary Course and not for speculative purposes; provided that RMT Partner and its Subsidiaries shall use commercially reasonable efforts to mitigate any material increase in their respective aggregate exposure to currency risk and (G) Indebtedness incurred in connection with film, television or game production or distribution, film financing or theme parks in the Ordinary Course;

(vi) make or commit to any capital expenditures other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by insurance or the portion of which is not covered by insurance is less than $90,000,000) or (B) in the Ordinary Course;

(vii) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Intellectual Property owned by the RMT Partner and its Subsidiaries other than (A) in the Ordinary Course, (B) in the case of a license of Intellectual Property, involving payments that do not exceed $120,000,000 per license or (C) in the case of a sale of Intellectual Property, Intellectual Property with a fair market value that does not exceed $75,000,000 individually (other than transactions among RMT Partner and its Subsidiaries).

(viii) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any properties or assets (including capital stock of any of its Subsidiaries but not including any Intellectual Property, which is governed by Section 8.1(b)(vii)) with a fair market value in excess of $50,000,000 individually, other than transactions among RMT Partner and its Subsidiaries;

(ix) issue, deliver, sell, grant, transfer or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except (A) for any shares of Pre-Closing RMT Partner Capital Stock issued pursuant to RMT Partner Options, RMT Partner SARs, RMT Partner Restricted Stock Units and RMT Partner Performance Restricted Stock Units outstanding on the date of this Agreement in accordance with the existing terms of such awards and the RMT Partner Stock Plans, (B) for any profit participation rights relating to programs granted in the Ordinary Course or (C) by wholly owned Subsidiaries to RMT Partner or to any other wholly owned Subsidiary of RMT Partner;

(x) other than in the Ordinary Course, other than capital expenditures made in accordance with Section 8.1(b)(vi), spend or commit to spend in excess of (A) $90,000,000 or (B) more than $210,000,000 in the aggregate in any year, in each case to acquire any business, whether by merger, consolidation, purchase of property or assets, licenses or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that neither RMT Partner nor any of its Subsidiaries shall enter into any such transaction that would, or would reasonably be likely to, prevent, materially delay or materially impair the consummation of the Transactions;

(xi) other than in the Ordinary Course, spend or commit to spend on purchases and licensing of film and television programming from third parties or video game production in excess of $250,000,000 individually or $500,000,000 in the aggregate;

(xii) make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(xiii) except as required by applicable Law or in the Ordinary Course, (A) change or rescind any Tax election that is material to RMT Partner and its Subsidiaries, taken as a whole, or take any position that is material to RMT Partner and its Subsidiaries, taken as a whole, on any material Tax Return filed on or after the date of this Agreement, in each case that is inconsistent with elections made or positions taken in preparing or filing similar Tax Returns in prior periods, except in each case as a result of, or in response to, any change in U.S. federal Tax laws or regulations or administrative guidance promulgated or issued thereunder, (B) change any method of Tax accounting, which change is material to RMT Partner and its Subsidiaries, taken as a whole, (C) amend any Tax Return with respect to an amount of Taxes that is material to RMT Partner and its Subsidiaries, taken as a whole, (D) settle or resolve any Tax controversy that is material to RMT Partner and its Subsidiaries, taken as a whole, (E) surrender any right to claim a refund of Taxes that is material to RMT Partner and its Subsidiaries, taken as a whole, or (F) enter into any closing agreement or similar agreement with any Tax authority in respect of an amount of Taxes that is material to RMT Partner and its Subsidiaries, taken as a whole;

(xiv) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of RMT Partner and its Subsidiaries as of the date of this Agreement (provided that such entry would not require the receipt or transfer of any License that would constitute an RMT Partner Communications License if issued or granted prior to the date hereof and would not reasonably be likely to prevent, materially delay or materially impair the ability of the Parties to complete the Merger on a timely basis);

(xv) make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to RMT Partner or any direct or indirect wholly owned Subsidiary of RMT Partner) in excess of $10,000,000 if the transaction is not in the Ordinary Course and $210,000,000 in any event, other than loans, advances or capital contributions to, or investments in, any Person incurred in connection with film, television or game production or distribution, film financing or theme parks in the Ordinary Course;

(xvi) (A) amend or modify in any material respect or terminate any RMT Partner Material Contract (other than amendments or modifications in the Ordinary Course or that are not adverse to RMT Partner and its Subsidiaries in any material respect with respect to the Contract and terminations upon the expiration of the term thereof in accordance with the terms thereof) or waive, release or assign any material rights, claims or benefits under any RMT Partner Material Contract, or (B) enter into any Contract that would have been an RMT Partner Material Contract of the type described in Section 7.10 had it been entered into prior to the date of this Agreement unless it is on terms substantially consistent with, or on terms more favorable to RMT Partner or its Subsidiaries than, either a Contract it is replacing or a standard form of such RMT Partner Material Contract; provided that for the avoidance of doubt, this Section 8.1(a)(xvii) shall not prohibit or restrict any RMT Partner Plans;

(xvii) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements (A) if the amount of any such settlement is not in excess of $10,000,000 individually or $30,000,000 in the aggregate in any year; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of RMT Partner or its Subsidiaries or (B) relating to Taxes (which shall be governed by Section 8.1(a)(iv)).

(xviii) enter into any Collective Bargaining Agreement, other than renewals of any Collective Bargaining Agreements in the Ordinary Course;

(xix) enter into any Contract that obligates any Spinco Entity to grant licenses to any Intellectual Property as a result of being an Affiliate of RMT Partner or any Subsidiary thereof;

(xx) waive or release any rights, claims or benefits under, or fail to timely enforce any terms of, the Consent Agreement, in each case in a manner that would be reasonably likely to delay, impair or prevent the consummation of the Transactions; or

(xxi) agree, authorize or commit to do any of the foregoing.

(c) Notwithstanding the foregoing, (i) in the event of any action taken by RMT Partner or any of its Subsidiaries that would reasonably be expected to be material to RMT Partner and its Subsidiaries (taken as a whole) in connection with the COVID-19 Changes from the date hereof until the Closing, RMT Partner shall consult with Remainco prior to taking such action to the extent reasonably practicable, or if the prior consultation with Remainco is not reasonably practicable due to an urgent need to respond to the COVID-19 Changes, provide notice to Remainco, as promptly as reasonably practicable, after taking any such action, and (ii) in the event of any action taken by Remainco or any of its Subsidiaries (including the Spinco Entities) that would reasonably be expected to be material to the Spinco Business (taken as a whole) in connection with the COVID-19 Changes from the date hereof until the Closing, Remainco shall consult with RMT Partner prior to taking such action to the extent reasonably practicable, or if the prior consultation with RMT Partner is not reasonably practicable due to an urgent need to respond to the COVID-19 Changes, provide notice to RMT Partner, as promptly as reasonably practicable, after taking any such action.

(d) Nothing contained in this Agreement shall give Remainco or RMT Partner, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 8.2 Spinco Acquisition Proposals.

(a) No Solicitation. Except as expressly permitted by this Section 8.2, from and after the date hereof, Remainco shall not, and none of its Subsidiaries nor any of the directors, officers or employees of it or its Subsidiaries shall, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) initiate, solicit, propose or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Spinco Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Spinco Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to a Spinco Acquisition Proposal;

(iii) provide any information to any Person in connection with any Spinco Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to a Spinco Acquisition Proposal;

(iv) otherwise knowingly facilitate any effort or attempt to make a Spinco Acquisition Proposal; or

(v) except as expressly permitted by, and after compliance with, Section 8.2(d)(ii) and termination pursuant to Section 10.3(a), enter into a Spinco Alternative Acquisition Agreement.

(b) Exceptions. Notwithstanding anything in this Section 8.2 to the contrary, if the Triggering Event occurs, then during the period beginning on the date the Triggering Event occurs and ending on the date the RMT Partner Stockholder Approval is obtained, in response to an unsolicited, bona fide written Spinco Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in this Section 8.2, Remainco may:

(i) provide information in response to a request therefor (including non-public information regarding Remainco and its Subsidiaries (including the Spinco Entities)) to the Person who made such Spinco Acquisition Proposal, provided that such information has previously been made available to, or is made available to, RMT Partner prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such information, Remainco receives from the Person making such Spinco Acquisition Proposal an executed confidentiality agreement with terms that are not materially less restrictive to the other party than the terms in the Confidentiality Agreement are on RMT Partner (it being understood that such confidentiality agreement need not prohibit the making or amending of a Spinco Acquisition Proposal to the extent such Spinco Acquisition Proposal is made directly to Remainco); provided, however, that if the Person making such Spinco Acquisition Proposal is a competitor of the Spinco Business, Remainco shall not provide any commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 8.2(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

(ii) participate in any discussions or negotiations with any such Person regarding such Spinco Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clause (i) or (ii) above, the Remainco Board determines in good faith after consultation with Remainco’s financial advisor that based on the information then available such Spinco Acquisition Proposal either constitutes a Spinco Superior Proposal or would reasonably be expected to result in a Spinco Superior Proposal.

(c) Notice of Spinco Acquisition Proposals. Remainco shall promptly (and, in any event, within 24 hours) give notice to RMT Partner if (i) any proposals or offers with respect to a Spinco Acquisition Proposal are received by, (ii) any information is requested in connection with any Spinco Acquisition Proposal from, or (iii) any discussions or negotiations with respect to a Spinco Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep RMT Partner informed, on a reasonably current basis (and, in any event, within 24 hours), of the status and terms of any such proposals or offers (including any material amendments thereto).

(d) No Spinco Alternative Acquisition Agreement.

(i) Except as permitted by Section 8.2(d)(ii), Remainco agrees it shall not enter into, or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 8.2(b)(i) entered into in compliance with Section 8.2(b)(i)) relating to any Spinco Acquisition Proposal (a “Spinco Alternative Acquisition Agreement”).

(ii) Notwithstanding anything in this Agreement to the contrary, if the Triggering Event occurs, then during the period beginning on the date the Triggering Event occurs and ending on the date on which the RMT Partner Stockholder Approval is obtained, Remainco may enter into a Spinco Alternative Acquisition Agreement if an unsolicited, bona fide written Spinco Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in Section 8.2(a) is received by Remainco and Remainco’s board of directors determines in good faith, after consultation with Remainco’s financial advisor, that such Spinco Acquisition Proposal constitutes a Spinco Superior Proposal; provided, however, Remainco may not enter into a Spinco Alternative Acquisition Agreement or action to terminate this Agreement pursuant to Section 10.3(a) unless and until Remainco has given RMT Partner written notice of such action and the basis thereof five Business Days in advance, which notice shall set forth in writing that Remainco intends to consider whether to take such action, and comply in form, substance and delivery with the provisions of Section 8.2(c). After giving such notice and prior to taking such action to terminate the Agreement pursuant to Section 10.3(a), Remainco shall, and shall cause its employees, financial advisor and outside legal counsel to, negotiate in good faith with RMT Partner (to the extent RMT Partner wishes to negotiate) to make such revisions to the terms of this Agreement as would not permit Remainco to take such action to terminate this Agreement pursuant to Section 10.3(a) in response thereto. At the end of the five Business Day period, prior to taking action to terminate this Agreement pursuant to Section 10.3(a), the Remainco board of directors shall take into account any changes to the terms of this Agreement proposed by RMT Partner in writing and any other information offered by RMT Partner in response to the notice, and shall have determined in good faith after consultation with its financial advisor that the Spinco Superior Proposal would continue to constitute a Spinco Superior Proposal. Any material amendment to any Spinco Acquisition Proposal will be deemed to be a new Spinco Acquisition Proposal for purposes of Section 8.2(c) and this Section 8.2(d)(ii), except that the advance written notice obligation set forth in this Section 8.2(d)(ii) shall be reduced to three Business Days.

(e) Existing Discussions. Remainco shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Spinco Acquisition Proposal or proposal that would reasonably be expected to lead to a Spinco Acquisition Proposal. Remainco shall promptly deliver a written notice to each such Person providing only that Remainco is ending all discussions and negotiations with such Person with respect to any Spinco Acquisition Proposal or proposal or transaction that would reasonably be expected to lead to a Spinco Acquisition Proposal, and informing such Persons of the obligations undertaken in this Section 8.2 and in the Confidentiality Agreement, which notice shall, to the extent such Person has executed a confidentiality agreement in connection with its consideration of a Spinco Acquisition Proposal, also request the prompt return or destruction of all confidential information concerning the Spinco Business and any Spinco Entities heretofore furnished to such Person by or on behalf of Remainco or any of its Subsidiaries, as applicable. Remainco will promptly terminate all physical and electronic data access previously granted to such Persons.

Section 8.3 RMT Partner Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. Except as expressly permitted by this Section 8.3, RMT Partner shall not, and none of its Subsidiaries nor any of the directors, officers or employees of it or its Subsidiaries shall, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) initiate, solicit, propose or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an RMT Partner Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any RMT Partner Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an RMT Partner Acquisition Proposal;

(iii) provide any information to any Person in connection with any RMT Partner Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an RMT Partner Acquisition Proposal;

(iv) otherwise knowingly facilitate any effort or attempt to make an RMT Partner Acquisition Proposal; or

(v) except as expressly permitted by, and after compliance with, Section 8.3(d)(ii) and termination pursuant to Section 10.4(a), cause or permit RMT Partner to enter into an RMT Partner Alternative Acquisition Agreement.

(b) Exceptions. Notwithstanding anything in this Section 8.3 to the contrary, prior to the time, but not after, the RMT Partner Stockholder Approval is obtained, in response to an unsolicited, bona fide written RMT Partner Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in this Section 8.3, RMT Partner may:

(i) provide information in response to a request therefor (including non-public information regarding RMT Partner or any of its Subsidiaries) to the Person who made such RMT Partner Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Remainco prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such information, RMT Partner receives from the Person making such RMT Partner Acquisition Proposal an executed confidentiality agreement with terms that are not materially less restrictive to the other party than the terms in the Confidentiality Agreement are on Remainco (it being understood that such confidentiality agreement need not prohibit the making or amending of an RMT Partner Acquisition Proposal to the extent such RMT Partner Acquisition Proposal is made directly to RMT Partner); provided, however, that if the Person making such RMT Partner Acquisition Proposal is a competitor of RMT Partner, RMT Partner shall not provide any commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 8.3(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

(ii) participate in any discussions or negotiations with any such Person regarding such RMT Partner Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clause (i) or (ii) above, the RMT Partner Board determines in good faith after consultation with RMT Partner’s outside legal counsel that (A) based on the information then available and after consultation with RMT Partner’s financial advisor that such RMT Partner Acquisition Proposal either constitutes a RMT Partner Superior Proposal or would reasonably be expected to result in a RMT Partner Superior Proposal and (B) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice of RMT Partner Acquisition Proposals. RMT Partner shall promptly (and, in any event, within 24 hours) give notice to Remainco if (i) any proposals or offers with respect to an RMT Partner Acquisition Proposal are received by, (ii) any information is requested in connection with any RMT Partner Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an RMT Partner Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Remainco informed, on a reasonably current basis (and, in any event, within 24 hours), of the status and terms of any such proposals or offers (including any material amendments thereto).

(d) No RMT Partner Change of Recommendation.

(i) Except as permitted by Section 8.3(d)(ii) and Section 8.3(e), the RMT Partner Board, including any committee thereof, agrees it shall not:

(A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the RMT Partner Recommendation in a manner adverse to Remainco;

(B) fail to include the RMT Partner Recommendation in the Proxy Statement;

(C) fail to recommend, within 10 Business Days after the commencement of such RMT Partner Acquisition Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Pre-Closing RMT Partner Capital Stock (other than by Remainco or an Affiliate of Remainco), against acceptance of such tender offer or exchange offer by its stockholders; or

(D) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 8.3(b)(i) entered into in compliance with Section 8.3(b)(i)) relating to any RMT Partner Acquisition Proposal (an “RMT Partner Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (A), (B), (C) and (D), a “RMT Partner Change of Recommendation”).

(ii) Notwithstanding anything in this Agreement to the contrary, prior to the time the RMT Partner Stockholder Approval is obtained, the RMT Partner Board may effect a RMT Partner Change of Recommendation if (A)(1) an unsolicited, bona fide written RMT Partner Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in Section 8.3(a) is received by RMT Partner and the RMT Partner Board determines in good faith, after consultation with RMT Partner’s outside legal counsel and financial advisor, that such RMT Partner Acquisition Proposal constitutes a RMT Partner Superior Proposal or (2) an Intervening Event has occurred, and (B) the RMT Partner Board determines in good faith, after consultation with RMT Partner’s outside legal counsel, that failure to effect a RMT Partner Change of Recommendation in response to such RMT Partner Superior Proposal or Intervening Event, as applicable, would violate the directors’ fiduciary duties under applicable Law; provided, however, that a RMT Partner Change of Recommendation or action to terminate this Agreement pursuant to Section 10.4(a) may not be made unless and until RMT Partner has given Remainco written notice of such action and the basis thereof five Business Days in advance, which notice shall set forth in writing that the RMT Partner Board intends to consider whether to take such action and (x) in the case of a RMT Partner Superior Proposal, comply in form, substance and delivery with the provisions of Section 8.3(c) and (y) in the case of an Intervening Event, include a reasonable description of such Intervening Event. After giving such notice and prior to effecting such RMT Partner Change of Recommendation or taking such action to terminate this Agreement pursuant to Section 10.4(a), RMT Partner shall, and shall cause its employees, financial advisor and outside legal counsel to, negotiate in good faith with Remainco (to the extent Remainco wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the RMT Partner Board not to effect a RMT Partner Change of Recommendation or to take such action to terminate this Agreement pursuant to Section 10.4(a) in response thereto. At the end of the five Business Day period, prior to taking action to effect a RMT Partner Change of Recommendation or taking action to terminate this Agreement pursuant to Section 10.4(a), the RMT Partner Board shall take into account any changes to the terms of this Agreement proposed by Remainco in writing and any other information offered by Remainco in response to the notice, and shall have determined in good faith (I) after consultation with RMT Partner’s outside legal counsel and financial advisor, that, in the case of a RMT Partner Superior Proposal, the RMT Partner Superior Proposal would continue to constitute a RMT Partner Superior Proposal or (II) after consultation with RMT Partner’s outside legal counsel, that, in the case of an Intervening Event, the failure to effect an RMT Partner Change of Recommendation in response to such Intervening Event would violate the directors’ fiduciary duties under applicable Law, in each case, if such changes offered in writing were to be given effect. Any material amendment to any RMT Partner Acquisition Proposal will be deemed to be a new RMT Partner Acquisition Proposal for purposes of Section 8.3(c) and this Section 8.3(d)(ii) except that the advance written notice obligation set forth in this Section 8.3(d)(ii) shall be reduced to three Business Days.

(e) Certain Permitted Disclosure. Nothing contained in this Section 8.3 shall prohibit RMT Partner from complying with its disclosure obligations under United States federal or state Law with regard to an RMT Partner Acquisition Proposal; provided, however, that this Section 8.3(e) shall not be deemed to permit RMT Partner or the RMT Partner Board to effect a RMT Partner Change of Recommendation except in accordance with Section 8.3(d).

(f) Existing Discussions. RMT Partner shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any RMT Partner Acquisition Proposal or proposal that would reasonably be expected to lead to an RMT Partner Acquisition Proposal. RMT Partner shall promptly deliver a written notice to each such Person providing only that RMT Partner is ending all discussions and negotiations with such Person with respect to any RMT Partner Acquisition Proposal or proposal or transaction that would reasonably be expected to lead to an RMT Partner Acquisition Proposal, and informing such Persons of the obligations undertaken in this Section 8.3 and in the Confidentiality Agreement, which notice shall, to the extent such Person has executed a confidentiality agreement in connection with its consideration of an RMT Partner Acquisition Proposal, also request the prompt return or destruction of all confidential information concerning RMT Partner and any of its Subsidiaries heretofore furnished to such Person by or on behalf of RMT Partner or any of its Subsidiaries, as applicable. RMT Partner will promptly terminate all physical and electronic data access previously granted to such Persons.

(g) Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE X and the Effective Time, RMT Partner shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement, in each case relating to a RMT Partner Acquisition Proposal or a potential RMT Partner Acquisition Proposal, to which RMT Partner or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. Notwithstanding anything in this Agreement to the contrary, RMT Partner shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the RMT Partner Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

Section 8.4 Securities Filings; Information Supplied.

(a) As promptly as practicable after the date of this Agreement, (i)(A) the Parties shall jointly prepare and Spinco shall file with the SEC the Distribution Registration Statement and (B) if the Distribution is effected in whole or in part as an exchange offer, Remainco shall prepare and file with the SEC, when and as required, a Tender Offer Statement on Schedule TO and other filings pursuant to Rule 13e-4 of the Exchange Act (collectively, the “Split Off TO”) and (ii) the Parties shall jointly prepare and RMT Partner shall file with the SEC (A) a proxy statement relating to the RMT Partner Stockholder Approval and RMT Partner Stockholders Meeting (together with all supplements and amendments thereto, the “Proxy Statement”) and (B) an RMT Partner Registration Statement (in which the Proxy Statement will be included as a prospectus) (the securities filings described in clauses (i) and (ii), collectively, the “Securities Filings”).

(b) Each Party shall use its reasonable best efforts to have the Distribution Registration Statement and the RMT Partner Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and to keep the Distribution Registration Statement and the RMT Partner Registration Statement effective for as long as is necessary to consummate the Merger, the Transactions and the transactions contemplated by the other Transaction Documents. RMT Partner shall cause the Proxy Statement to be mailed to the holders of Pre-Closing RMT Partner Voting Capital Stock as promptly as practicable following the date on which the SEC clears (whether orally or in writing) the Proxy Statement and, if required by the SEC as a condition to the mailing of the Proxy Statement, the RMT Partner Registration Statement is declared effective. Each of Remainco and RMT Partner shall also take any action required to be taken under any applicable state securities Laws in connection with, in the case of RMT Partner, the RMT Partner Share Issuance and, in the case of Remainco, the issuance and distribution of the Spinco Common Stock in the Distribution and, if applicable, the exchange of Spinco Common Stock pursuant to the Exchange Offer.

(c) The Parties shall cooperate in preparing and filing with the SEC the Securities Filings and any necessary amendments or supplements thereto. RMT Partner and Merger Sub shall furnish all information concerning RMT Partner and its Subsidiaries, and Remainco and Spinco shall furnish all information concerning Remainco, the Spinco Business and the Spinco Entities, in each case, as may be reasonably requested by the other Parties in connection with, or as required by applicable Law in order to complete, the preparation, filing and distribution of the Securities Filings and any necessary amendments or supplements thereto. Each of the Parties shall provide the other Parties (and their Representatives) with a reasonable opportunity to review and comment on the Securities Filings (or any amendment or supplement thereto) prior to the filing of any such document with the SEC. Each Party will include in the Securities Filings all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to RMT Partner and its Subsidiaries included in the Securities Filings shall be in form and content satisfactory to RMT Partner, acting reasonably, and all information relating to Remainco and its Subsidiaries (including the Spinco Entities) included in the Securities Filings shall be in form and content satisfactory to Remainco, acting reasonably. For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Transactions contained in any filing required under securities Laws, other than the Securities Filings, shall be subject to Section 8.12.

(d) Each Party shall, as promptly as practicable after receipt thereof, provide the other Parties copies of any written comments, and advise the other Parties of any oral comments, received from the SEC with respect to the Securities Filings and shall provide the other Parties with copies of all correspondence between it and its Affiliates, on the one hand, and the SEC, on the other hand. Each Party shall provide the other Parties with a reasonable opportunity to review and comment on the Securities Filings (and such comments shall be reasonably considered in good faith by the filing Party), or any amendment or supplement to any of the foregoing and any communications with the SEC prior to filing such with the SEC, and will promptly provide the other Parties with a copy of all such filings and communications made with the SEC. RMT Partner and Remainco, as applicable, shall advise the other promptly after receiving oral or written notice of (i) the time when the Distribution Registration Statement or RMT Partner Registration Statement has become effective or any supplement or amendment to any Securities Filing has been filed, (ii) the issuance of any stop order and (iii) the suspension of the qualification for offering or sale in any jurisdiction of the RMT Partner Common Stock issuable in connection with the Merger or the Spinco Common Stock issuable in connection with the Distribution.

(e) If at any time prior to the Effective Time, any information relating to any of the Parties, or any of their respective Affiliates, officers or directors, is discovered by such Party, which information should be set forth in an amendment or supplement to any of the Securities Filings so that such Securities Filing would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and disseminated to the applicable stockholders.

(f) In connection with the filing of the Securities Filings and any other SEC filings requiring such information, each of Remainco and RMT Partner shall use its reasonable best efforts to (i) cooperate with the other to prepare financial statements (including audited, unaudited and pro forma financial statements as required by the SEC and applicable Law) that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X and (ii) provide and make reasonably available upon reasonable notice the senior management employees of Remainco or RMT Partner, as the case may be, to discuss the materials prepared and delivered pursuant to this Section 8.4(f).

Section 8.5 RMT Partner Stockholders Meeting.

(a) Subject to Section 8.2, RMT Partner will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene and hold a meeting of its stockholders for the purpose of obtaining the RMT Partner Stockholder Approval (the “RMT Partner Stockholders Meeting”) as promptly as practicable following the date on which the SEC advises it has no further comments on the Proxy Statement and, if required by the SEC as a condition to the mailing of the Proxy Statement, the RMT Partner Registration Statement is declared effective, and in any event within 45 days thereafter, and to cause such vote to be taken, and shall not postpone or adjourn such meeting except to the extent required by Law or, if as of the time for which the RMT Partner Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Pre-Closing RMT Partner Voting Capital Stock represented (either in person or by proxy) and voting to approve the RMT Partner Share Issuance and the RMT Partner Charter Amendment or to constitute a quorum necessary to conduct the business of the RMT Partner Stockholders Meeting. Subject to Section 8.3, the RMT Partner Board shall recommend that the stockholders of RMT Partner approve the RMT Partner Share Issuance and the RMT Partner Charter Amendment and shall take all lawful action to solicit such approval. Without limiting the generality of the foregoing, RMT Partner agrees that, unless this Agreement is terminated in accordance with its terms, and, to the extent required by the terms of this Agreement, RMT Partner pays to Remainco the RMT Partner Termination Fee in accordance with Section 10.5(b), its obligations to hold the RMT Partner Stockholders Meeting pursuant to this Section 8.5 shall not be affected by the making of an RMT Partner Change of Recommendation by the RMT Partner Board and its obligations pursuant to this Section 8.5 shall not be affected by the commencement of or announcement or disclosure of or communication to RMT Partner of any RMT Partner Acquisition Proposal.

(b) RMT Partner agrees (i) to provide Remainco with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (ii) to give written notice to Remainco one day prior to the RMT Partner Stockholders Meeting and on the day of, but prior to the RMT Partner Stockholders Meeting, indicating whether as of such date sufficient proxies representing the RMT Partner Stockholder Approval have been obtained. Notwithstanding the foregoing, if, on a date that is two Business Days prior to the date the RMT Partner Stockholders Meeting is scheduled (the “Original Date”), (A) RMT Partner has not received proxies representing the RMT Partner Stockholder Approval, whether or not a quorum is present, or (B) it is necessary to ensure that any supplement or amendment to the Proxy Statement is required to be delivered, RMT Partner shall postpone or adjourn, or make one or more successive postponements or adjournments of, the RMT Partner Stockholders Meeting as long as the date of the RMT Partner Stockholders Meeting is not postponed or adjourned more than 10 days in connection with any one postponement or adjournment or more than an aggregate of 20 days from the Original Date in reliance on the preceding sentence.

(c) Notwithstanding anything to the contrary in this Agreement, nothing will prevent RMT Partner from postponing or adjourning the RMT Partner Stockholders Meeting (i) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure that the RMT Partner Board reasonably determines, after consultation with outside legal counsel, is necessary to comply with applicable Law and for such supplemental or amended disclosure to be reviewed by the RMT Partner stockholders in advance of the RMT Partner Stockholders Meeting; or (ii) if Remainco provides its prior written consent to such postponement or adjournment.

Section 8.6 Approval of Sole Stockholder of Merger Sub. Immediately following execution of this Agreement, RMT Partner shall execute and deliver, in accordance with applicable Law and its Organizational Documents, in its capacity as sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.

Section 8.7 Approval of Sole Stockholder of Spinco. Immediately following execution of this Agreement, Remainco shall execute and deliver, in accordance with applicable Law and its Organizational Documents, in its capacity as sole stockholder of Spinco, a written consent adopting the plan of merger contained in this Agreement.

Section 8.8 Cooperation; Efforts to Consummate.

(a) Remainco and RMT Partner shall, subject to Section 8.2, Section 8.3 and Section 8.8(e), cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on each of their part under this Agreement and the other Transaction Documents and applicable Laws and Governmental Orders to consummate and make effective the Merger and the other Transactions, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as promptly as reasonably practicable after the date of this Agreement the notifications, filings, reports and other information required to be filed (i) under the HSR Act, (ii) under any other applicable Antitrust Laws, (iii) with the Governmental Entity described in Section 8.8(a)(ii) of the Spinco Disclosure Letter (subject to the process described therein), (iv) under applicable Utilities Laws (to the extent required) and (v) with Foreign Regulators pursuant to applicable Foreign Regulatory Laws, in each case, with respect to the Merger and the other Transactions (including the filing of the notifications, filings, reports and other information set forth on Section 9.1(d) of the Spinco Disclosure Letter)) and to obtain all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Mergers and the other Transactions. In furtherance and not in limitation of the covenants of the parties contained in this Section 8.8 (but subject to Section 8.8(e) below), each of the Parties shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws, any Communications Laws or any Foreign Regulatory Laws with respect to the Merger and the other Transactions and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the Merger and the other Transactions (including by defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, the Merger or the other Transactions).

(b) Remainco and RMT Partner shall each, upon request by the other, furnish the other with all information, subject to Section 8.10, concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Remainco or RMT Partner or any of their respective Affiliates to any Governmental Entity in connection with the Transactions.

(c) Remainco and RMT Partner shall promptly provide all non-privileged information and documents requested by any Governmental Entity to the extent necessary or advisable to resolve any inquiry or investigation and to obtain as promptly as practicable all permits, clearances, and approvals necessary or advisable to be obtained from such Governmental Entity in order to consummate the Merger and the other Transactions.

(d) Remainco and RMT Partner shall (i) jointly determine timing and strategy and be jointly responsible for the final content of any substantive oral or written joint communications with any applicable Governmental Entity and (ii) jointly coordinate all activities with respect to seeking any permits, clearances or approvals of any Governmental Entity under any U.S. or non-U.S. Antitrust Laws, the Communications Act or Foreign Regulatory Laws; provided, however, that, subject to the matters described in Section 9.1(d)D.2 of the Spinco Disclosure Letter, in the event of any disagreement between Remainco and RMT Partner with respect to the matters described in the foregoing clause (i) or (ii), the General Counsel of Remainco and the General Counsel of RMT Partner shall cooperate and consult with one another and seek to resolve such disagreement reasonably and in good faith; provided, further, that if the General Counsel of Remainco and the General Counsel of RMT Partner cannot resolve any such disagreement, the Chief Executive Officer of Remainco and the Chief Executive Officer of RMT Partner shall cooperate and consult with one another and seek to resolve such disagreement reasonably and in good faith. Remainco and RMT Partner shall have the right to review in advance (subject to, as necessary, redactions of commercially sensitive terms or the privileged information of such party or the exchange of information on an “outside counsel only” basis) and each shall consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Remainco and RMT Partner, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Transaction. Neither Remainco nor RMT Partner shall permit any of its officers or any other representatives or agents to participate in any meeting or substantive communication with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the Transaction unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat (and to the extent such other Party did not participate in any communication with a Governmental Entity promptly, and in no event later than 24 hours thereafter, provide such other Party with a reasonably detailed summary of such communication).

(e) For the purposes of this Section 8.8, “reasonable best efforts” shall include taking any and all actions necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger and the other Transactions as promptly as reasonably practicable (including (i) divest, transfer, sell or otherwise dispose of or hold separate (or agree to do any of the foregoing) any of their respective businesses, assets or any portions thereof, (ii) effect any conditions, commitments or restrictions (or agree to do any of the foregoing) on or related to the conduct of their respective businesses, including with respect to the individuals designated to serve as directors on the RMT Partner Board pursuant to Section 2.8 and (iii) implement the strategies and actions determined pursuant to this Section 8.8 and Section 9.1(d)D.2 of the Spinco Disclosure Letter) provided that notwithstanding anything to the contrary set forth in this Agreement:

(i) neither Remainco nor RMT Partner, or their respective Subsidiaries (including the Spinco Entities), shall be required to, and neither of them shall, without the prior written consent of the other Party (which may or may not be granted in the sole discretion of such other Party), take or refrain from taking, or agree to take or refrain from taking, any action or actions that, individually or in the aggregate, would, or would be reasonably expected to, materially and adversely affect (A) the assets, business, results of operation or financial condition of

RMT Partner and its Subsidiaries (including Spinco and the Spinco Subsidiaries), taken as a whole, after the consummation of the Transactions or (B) the Intended Tax Treatment of the Transactions (any such action, a “Detriment”).

(ii) Remainco and its Affiliates (other than the Spinco Entities) shall not be required to (x) divest, transfer, sell or otherwise dispose of or hold separate (or agree to do any of the foregoing) any of their respective businesses, assets or any portions thereof or (y) effect any conditions, commitments or restrictions (or agree to do any of the foregoing) on or related to the conduct of their respective businesses, except with respect to Remainco’s right to designate directors on the RMT Partner Board pursuant to Section 2.8 (any action described in clause (x) or (y), a “Remainco Detriment”).

(iii) Remainco, Spinco or their respective Affiliates shall not be required by this Agreement or any other Transaction Document to take or refrain from taking, or agree to take or refrain from taking, any action or actions to the extent that taking or refraining from taking such action or actions would constitute a breach by Remainco, Spinco or any of their respective Affiliates of the Agreement of Contribution and Subscription, dated as of February 25, 2021, by and among AT&T Services, Inc., V Holdco LLC, DIRECTV Entertainment Holdings LLC and TPG VIII Merlin Investment Holdings, L.P.

(iv) No Party’s good faith position to continue to contest any objection to this Agreement, the Merger or the other Transactions in an effort to achieve a more favorable resolution of such objections shall be a breach of such Party’s obligations under this Section 8.8 unless and until it would cause or be reasonably expected to cause, the Merger and the other Transactions not to be consummated prior to the earlier of (1) 18 months following the date of this Agreement and (2) 45 days prior to the one-year anniversary of the expiration or termination of the waiting period under the HSR Act with respect to the Transactions.

(f) Notwithstanding anything to the contrary set forth in this Agreement, RMT Partner shall enforce the terms of Section 6 of the Voting Agreement with Advance/Newhouse.

(g) Each of Remainco and RMT Partner shall provide the other Party with all information requested by such Party that is reasonably necessary to identify any Regulatory Approvals required under any Antitrust Law (other than the HSR Act), Utilities Law or Foreign Regulatory Law applicable to the consummation of the Merger or the RMT Partner Share Issuance (including the applicability of those potential Regulatory Approvals marked with an asterisk on Section 9.1(d) of the Spinco Disclosure Letter) (“Additional Consents”). The Parties shall use reasonable best efforts to promptly, and in no event no later than 45 days after the date hereof, identify any Additional Consents. To the extent the Parties identify any Additional Consents, such Additional Consents shall be added to Section 9.1(d) of the Spinco Disclosure Letter as if the Parties had included them in Section 9.1(d) of the Spinco Disclosure Letter as of the date of this Agreement, applying for this purpose the same standards of legal and business significance as were used by the parties in agreeing Section 9.1(d) of the Spinco Disclosure Letter as of the date of this Agreement. In the event the Parties disagree about whether the Additional Consents would have been included, they shall first have their General Counsels meet to attempt to resolve any differences. In the event the Parties are unable to agree whether any amendment to Section 9.1(d) of the Spinco Disclosure Letter is required by this Section 8.8(g), such dispute shall be settled by arbitration to be held in New York, New York in accordance with the commercial arbitration rules of the American Arbitration Association then in effect. Such arbitration shall be conducted by one arbitrator with at least 10 years’ experience in complex mergers and acquisitions transactions mutually agreed upon by each Party. Any decision rendered thereby shall be final and binding on each of the Parties and judgment may be entered thereon in the appropriate state or federal court. The arbitrators shall be bound to strict interpretation and observation of the terms of this Agreement. Each Party shall pay its own costs of arbitration.

Section 8.9 Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, Remainco and RMT Partner each shall keep the other apprised of the status of matters relating to the consummation of the Transactions. Remainco and RMT Partner each shall give prompt notice to the other of any

Effect that has had or would reasonably be expected to have a Remainco Material Adverse Effect, Spinco Material Adverse Effect or an RMT Partner Material Adverse Effect, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided that the delivery of any notice pursuant to this Section 8.9 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation of any Party or update the Spinco Disclosure Letter or RMT Partner Disclosure Letter, as applicable.

Section 8.10 Information; Access and Reports.

(a) Subject to applicable Law and the other provisions of this Section 8.10, (i) Remainco shall, and shall cause the Spinco Entities to, upon request by RMT Partner, furnish RMT Partner with all information concerning the Spinco Business, the Spinco Entities and the Spinco Entities’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with furthering the Transactions, including in connection with the Securities Filings or any other statement, filing, notice or application made by or on behalf of Remainco, Spinco, RMT Partner or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall (and shall cause the Spinco Entities to), upon giving of reasonable notice by RMT Partner, afford RMT Partner’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to the Spinco Entities’ officers, employees, agents, contracts, books and records (including the work papers of the Spinco Entities’ independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, Remainco shall (and shall cause the Spinco Entities to) furnish promptly to RMT Partner all information concerning its business, properties and personnel as may reasonably be requested by RMT Partner in furtherance of the Transaction or integration of the Spinco Business with RMT Partner and its Subsidiaries and (ii) RMT Partner shall, and shall cause its Subsidiaries to, upon request by Remainco, furnish Remainco with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Securities Filings or any other statement, filing, notice or application made by or on behalf of Remainco, Spinco, RMT Partner or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by Remainco, afford Remainco’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of RMT Partner’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, RMT Partner shall (and shall cause its Subsidiaries to) furnish promptly to Remainco all information concerning its business, properties and personnel as may reasonably be requested by Remainco in furtherance of the Transaction or integration of the Spinco Business with RMT Partner and its Subsidiaries.

(b) The foregoing provisions of this Section 8.10 shall not require and shall not be construed to require either Remainco or RMT Partner to permit any access to any of its officers, employees, agents, contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of Remainco or RMT Partner, as applicable, would (i) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement if the Party shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure, (ii) result in a violation of applicable Law, including any fiduciary duty, (iii) waive the protection of any attorney-client privilege or (iv) result in the disclosure of any personal information that would expose the Party to the risk of liability. In the event that Remainco or RMT Partner, as applicable, objects to any request submitted pursuant to and in accordance with this Section 8.10 and withholds information on the basis of the foregoing clauses (i) through (iv), Remainco or RMT Partner, as applicable, shall inform the other Party as to the general nature of what is being withheld and Remainco or RMT Partner shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Each of Remainco or RMT Partner, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties as the parties may mutually agree. All requests for information made pursuant to this Section 8.10 shall be directed to the executive officer or other Person designated by Remainco or RMT Partner, as applicable. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c) To the extent that any of the information or material furnished pursuant to this Section 8.10 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No exchange of information or investigation by RMT Partner or its Representatives or by Remainco, Spinco or their respective Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of any of the Parties set forth in this Agreement.

Section 8.11 Stock Exchange Listing. RMT Partner shall use its best efforts to cause, and Remainco shall reasonably cooperate with RMT Partner in connection with, (a) the shares of RMT Partner Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date and (b) there to be a period of “when issued” trading of RMT Partner Common Stock on NASDAQ prior to the Closing (which efforts shall include potentially delaying the Closing for no more than 5 Business Days if required by NASDAQ or deemed advisable by RMT Partner and Remainco).

Section 8.12 Publicity. The initial press release with respect to the Transactions shall be a joint press release and thereafter Remainco and RMT Partner shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, the NYSE and NASDAQ, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law or (iii) with respect to any RMT Partner Change of Recommendation made in accordance with this Agreement or Remainco’s response thereto. Each of RMT Partner and Remainco may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by RMT Partner and Remainco.

Section 8.13 Employee Matters.

(a) Remainco, Spinco and RMT Partner shall cooperate in good faith (including by providing the other Party with reasonable opportunity to review and comment) with respect to any written broad-based notices or communications materials (including website postings) from RMT Partner or its Affiliates to the current or former employees of RMT Partner or its Affiliates or Spinco Employees or former Spinco Employees, or from Remainco, Spinco or its Affiliates to Spinco Employees or former Spinco Employees or to the current or former employees of RMT Partner or its Affiliates, with respect to the transactions contemplated by the Transaction Documents or employment, compensation or benefits matters of such employees that relate to the transactions contemplated by the Transaction Documents or the period following the Closing Date.

(b) Nothing in this Agreement shall confer upon any Person any right to continue in the employ or service of Spinco, RMT Partner or any of their respective Affiliates, or shall interfere with or restrict in any way the rights of Spinco or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Person at any time for any reason whatsoever, with or without cause, in accordance with any Collective Bargaining Agreements. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 8.13(b) shall (i) be deemed or construed to be an amendment or other modification of any Spinco Plan, RMT Partner Plan or any plan, program or arrangement of Remainco, Spinco, RMT Partner or any of their respective Affiliates, or (ii) create any third-party rights in any current or former service provider or employee of Remainco, Spinco, RMT Partner or any of their respective Affiliates (or any beneficiaries or dependents thereof).

(c) Each Remainco Equity Award held by a Spinco Employee as of the Effective Time shall be treated as set forth in the Employee Matters Agreement.

Section 8.14 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” for purposes of Section 368 of the Code and the Parties hereby adopt it as such. From and after the date hereof and until the Merger occurs, each Party shall use its reasonable best efforts to ensure that the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange and the Merger qualify for the Intended Tax Treatment and shall not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent or impede the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange or the Merger from qualifying for the Intended Tax Treatment.

(b) Unless the Alternative Transaction Structure is adopted pursuant to Section 2.9, each of RMT Partner and Remainco shall cooperate in good faith and use its reasonable best efforts to take or cause to be taken any action within its control reasonably necessary to (i) agree upon and finalize the Remainco Tax Representation Letters, the Spinco Tax Representation Letters and the RMT Partner Tax Representation Letters and (ii) obtain the Private Letter Ruling and Remainco Tax Opinions.

(c) Unless the Alternative Transaction Structure is adopted pursuant to Section 2.9, immediately prior to the Closing, Remainco shall execute and deliver to Remainco Tax Counsel the Remainco Tax Representation Letters and Spinco shall execute and deliver to Remainco Tax Counsel the Spinco Tax Representation Letters, in each case to the extent such tax representation letters have been finalized. As soon as possible after receipt of the Private Letter Ruling, Remainco shall provide RMT Partner with a true copy of the Private Letter Ruling. Prior to the Closing, Remainco shall provide RMT Partner with a true copy of the Remainco Tax Opinions, the Remainco Tax Representation Letters and the Spinco Tax Representation Letters.

(d) Unless the Alternative Transaction Structure is adopted pursuant to Section 2.9, immediately prior to the Closing, RMT Partner shall execute and deliver to Remainco Tax Counsel the RMT Partner Tax Representation Letters, to the extent such tax representation letters have been finalized.

Section 8.15 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, RMT Partner agrees that, to the fullest extent permitted under applicable Law and the Organizational Documents of the Spinco Entities in effect as of the date of this Agreement, each of RMT Partner and the Surviving Corporation shall indemnify and hold harmless each present and former (determined as of the Effective Time) director and officer of the Spinco Entities, in each case, when acting in such capacity (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in each case, in connection with their roles as a director or officer, as applicable, of the Spinco Entities, including in connection with (i) the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and RMT Partner or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted to do so under applicable Law and the Organizational Documents of the applicable Spinco Entity in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification. RMT Partner shall not be required to indemnify any Indemnified Party pursuant hereto if it shall be determined that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of the Spinco Entities.

(b) Prior to the Effective Time, the Spinco Entities shall and, if the Spinco Entities are unable to, RMT Partner shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Spinco Entities’ existing directors’ and officers’ insurance policies, and (ii) the Spinco Entities’ existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Spinco Entities’ insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable, taken as a whole, to the insureds as the Spinco Entities’ existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If the Spinco Entities and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and RMT Partner shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable, taken as a whole, to the insureds as provided in the Spinco Entities’ existing policies as of the date of this Agreement, or the Surviving Corporation shall, and RMT Partner shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable, taken as a whole, as provided in the Spinco Entities’ existing policies as of the date of this Agreement; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period an amount equal to six multiplied by 300 percent of the current aggregate annual premium paid by the Spinco Entities for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 8.15, upon learning of any such Proceeding, shall promptly notify RMT Partner thereof in writing, but the failure to so notify shall not relieve RMT Partner or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) RMT Partner or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither RMT Partner nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if RMT Partner or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between RMT Partner or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and RMT Partner or the Surviving Corporation shall pay all reasonable and documented out-of-pocket fees and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that RMT Partner and the Surviving Corporation shall be obligated pursuant to this Section 8.15(c) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if RMT Partner or the Surviving Corporation elects to assume such defense and RMT Partner and the Surviving Corporation shall cooperate in the defense of any such matter if RMT Partner or the Surviving Corporation elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if RMT Partner or the Surviving Corporation elects to assume such defense and RMT Partner and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if RMT Partner or the Surviving Corporation elects not to assume such defense; (iv) RMT Partner and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Spinco Entities or any indemnification agreement between such Indemnified Party and the Spinco Entities, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e) If RMT Partner or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of RMT Partner or the Surviving Corporation shall assume all of the obligations set forth in this Section 8.15.

(f) The rights of the Indemnified Parties under this Section 8.15 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Spinco Entities, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Spinco Entities for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 8.15 is not prior to or in substitution of any such claims under such policies).

(g) This Section 8.15 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section  8.15.

Section 8.16 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Remainco (including the Remainco Board) and RMT Partner (including the RMT Partner Board), respectively, shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 8.17 Section 16 Matters. RMT Partner, Remainco and Spinco, and the RMT Partner Board and the Remainco Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the Transactions and any other dispositions of equity securities of Remainco or Spinco (including derivative securities) or acquisitions of equity securities of RMT Partner (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Remainco or will become subject to such reporting requirements with respect to RMT Partner, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 8.18 Transaction Litigation.

(a) In the event that any litigation related to this Agreement or the Transactions is brought, or, to RMT Partner’s Knowledge, threatened, against RMT Partner, any members of the RMT Partner Board or a Significant Stockholder from and following the date of this Agreement (such litigation, “RMT Partner Transaction Litigation”), RMT Partner shall promptly notify Remainco of such RMT Partner Transaction Litigation and shall keep Remainco reasonably informed with respect to the status thereof. RMT Partner shall give Remainco a reasonable opportunity to participate in the defense or settlement (at Remainco’s sole expense and subject to a customary joint defense agreement) of any RMT Partner Transaction Litigation and shall consider in good faith Remainco’s advice with respect to such RMT Partner Transaction Litigation; provided that RMT Partner shall in any event control such defense in its sole discretion and the disclosure of information to Remainco in connection therewith shall be subject to the provisions of Section 8.10; provided, further, that RMT Partner shall not settle or agree to settle any RMT Partner Transaction Litigation without prior written consent of Remainco.

(b) In the event that any litigation related to this Agreement or the Transactions is brought or to Remainco’s Knowledge, is threatened, against Remainco or any members of the Remainco Board from and following the date of this Agreement and prior to the Effective Time for which a Spinco Entity is liable (such litigation, “Spinco Transaction Litigation”), Remainco shall promptly notify RMT Partner of such Spinco Transaction Litigation and shall keep RMT Partner reasonably informed with respect to the status thereof. Remainco shall give RMT Partner a reasonable opportunity to participate in the defense or settlement (at RMT Partner’s sole expense and subject to a customary joint defense agreement) of any Spinco Transaction Litigation and shall consider in good faith RMT Partner’s advice with respect to such Spinco Transaction Litigation; provided that Remainco shall in any event control such defense in its sole discretion and the disclosure of information to RMT Partner in connection therewith shall be subject to the provisions of Section 8.10; provided, further, that Remainco shall not settle or agree to settle any Spinco Transaction Litigation without prior written consent of RMT Partner (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.19 Financing.

(a) Spinco shall use reasonable best efforts to (i) maintain in effect, until the earlier of the initial funding of the Spinco Financing (as defined below) and the replacement of the Spinco Financing with the Permanent Financing (as defined below), in each case, in an amount sufficient to fund (and in any event not to exceed) the sum of the Spinco Special Cash Payment and the Additional Amount (the “Spinco Consideration Amount”), the bridge commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and thereof, the “Spinco Commitment Letter”)), from the financing sources party thereto (together with all additional lenders, agents and financing sources added to the Spinco Commitment Letter, the “Spinco Lenders”), pursuant to which, among other things, the Spinco Lenders have committed to provide Spinco with debt financing in the amount set forth therein (the debt financing contemplated by the Spinco Commitment Letter, together with any amendment, modification, supplement, restatement, substitution or waiver thereof in accordance with the terms of this Agreement being referred to as the “Spinco Financing”), (ii)

negotiate definitive agreements with respect to the Spinco Financing, on the terms and conditions contained in the Spinco Commitment Letter or on such other terms as are reasonably acceptable to Remainco and RMT Partner (the “Spinco Financing Agreements”) and negotiate definitive agreements with respect to the Permanent Financing (as defined below) as directed by the RMT Partner in accordance with the immediately following sentence (the “Permanent Financing Agreements” and, together with the Spinco Financing Agreements, collectively, the “Financing Agreements”), (iii) materially comply with the obligations that are set forth in the Spinco Commitment Letter and the Financing Agreements that are applicable to Spinco and satisfy (or if deemed advisable by Spinco and RMT Partner, seek a waiver of) on a timely basis all conditions precedent in the Spinco Commitment Letter and the Financing Agreements that are within its control, and (iv) in the event that all conditions to funding in the Spinco Commitment Letter or the Financing Agreements are satisfied at or prior to the Distribution, consummate the Financing (as defined below) at or prior to the Distribution (subject to Section 8.19(k) with respect to the Additional Amount). Notwithstanding anything to the contrary in this Section 8.19, RMT Partner shall have the right to direct Spinco to replace all or a portion of the Spinco Financing with (x) the proceeds of consummated capital markets debt or equity (including preferred or other hybrid equity) financing and/or (y) commitments in respect of other long term debt from the same and/or alternative bona fide third-party financing sources (any such financing (which may include any sale or exchange of Spinco Debt Securities), the “Permanent Financing” and, together with the Spinco Financing, the “Financing”) so long as (1) all conditions precedent to effectiveness of definitive documentation for such financing have been satisfied and the conditions precedent to funding of such financing are in the aggregate, in respect of certainty of funding, substantially equivalent to (or more favorable to Spinco than) the conditions precedent set forth in the Spinco Commitment Letter and (2) the terms thereof shall be (A) consistent with the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Remainco in good faith in consultation with RMT Partner) and (B) reasonably acceptable to Remainco and Spinco; provided that, if any Financing is proposed to be consummated prior to the earlier of (i) February 14, 2022 and (ii) the date of obtaining the Private Letter Ruling, RMT Partner and Remainco shall jointly agree on when to consummate such Financing and no such Financing shall be issued or incurred prior to the satisfaction of the conditions set forth in ARTICLE IX (other than those that would be satisfied by action at the Closing and other than the condition in Section 9.3(h)) without the consent of each of RMT Partner and Remainco, which in each case shall not be unreasonably withheld, conditioned or delayed.

(b) In the event any funds in the amounts set forth in the Spinco Commitment Letter or the Financing Agreements, as applicable, or any portion thereof, become unavailable on the terms and conditions contemplated in the Spinco Commitment Letter or the Financing Agreements, as applicable, Spinco (in consultation in good faith with RMT Partner, and, with respect to any Alternative Financing (as defined below) that is in the form of the Permanent Financing, at the direction of RMT Partner) shall use its reasonable best efforts to arrange and obtain promptly any such portion from the same or alternative sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Spinco to fund the Spinco Consideration Amount (the “Alternative Financing”; it being understood that the amount of any Alternative Financing shall not exceed the Spinco Consideration Amount), and obtain a new financing commitment that provides for such financing; provided that, in each case, (i) the terms of the Alternative Financing must (A) be consistent with the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (including Section 8.19(k) to the extent applicable) (as determined by Remainco in good faith in consultation with RMT Partner) and (B) be customary and reasonable in light of then-prevailing market terms, (ii) the terms and conditions of the Alternative Financing, taking into account and after giving effect to the Spinco Special Cash Payment, the Securities Exchange, the Merger and the other transactions contemplated hereby, would not reasonably be expected to result in any of Spinco (as the survivor of the Merger) or the RMT Partner having a Below Investment Grade Rating (in each case, as determined by RMT Partner in good faith in consultation with Remainco), (iii) the terms and conditions of the Alternative Financing shall not be materially less favorable, taken as a whole, to Spinco or RMT Partner than those in the Spinco Commitment Letter as in effect on the date hereof and (iv) none of Spinco or any of its Affiliates shall agree (without the consent of RMT Partner (such consent not to be unreasonably withheld, conditioned or delayed)) to any Alternative Financing that would result in the payment of fees or interest rates applicable to Spinco Financing in excess of those contemplated by the

Spinco Commitment Letter. As used herein, the term “Spinco Commitment Letter” shall be deemed to include any new commitment letters entered into in accordance with this Section 8.19(b) and the term “Financing” shall be deemed to include any Alternative Financing obtained in accordance with this Section 8.19(b).

(c) Each of Spinco and RMT Partner shall give the other Party prompt written notice upon it obtaining knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable, (ii) any actual or threatened withdrawal, repudiation or termination of the Financing by any of the Financing Sources and (iii) any material dispute or disagreement between or among any of the parties to the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable; provided that in no event shall Spinco or RMT Partner be under any obligation to disclose any information pursuant to clauses (i), (ii) or (iii) that would waive the protection of attorney-client or similar privilege if Spinco or RMT Partner shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. Neither Spinco nor RMT Partner shall, without the prior written consent of the other Party, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable, in a manner that (i) (A) reduces the aggregate amount of the Financing such that the aggregate funds that would be available to Spinco on the date of Distribution would not be sufficient to provide the funds required to fund the Spinco Consideration Amount or (B) increases the aggregate amount of the Financing such that the aggregate funds would exceed the Spinco Consideration Amount, (ii) adds or expands on the conditions precedent to the funding of the Financing as set forth in the Spinco Commitment Letter as in effect on the date hereof or the Permanent Financing Agreements, as applicable, in a manner that could materially delay or prevent or make materially less likely the funding of the Financing on the date of Distribution or (iii) materially adversely affects the ability of Spinco to enforce its rights against the Spinco Lenders under the Spinco Commitment Letter as in effect on the date hereof or against the Financing Sources with respect to the Permanent Financing under the Permanent Financing Agreements, as applicable; provided that notwithstanding the foregoing, Spinco may (in consultation with RMT Partner) (i) implement or exercise any of the “market flex” provisions exercised by the Spinco Lenders in accordance with the Spinco Commitment Letter as of the date hereof or (ii) amend and restate the Spinco Commitment Letter or otherwise execute joinder agreements to the Spinco Commitment Letter solely to add additional Spinco Lenders.

(d) Until the earliest of the Closing, the valid termination of this Agreement in accordance with Article X and the replacement of the Spinco Financing with Permanent Financing, each of RMT Partner and Merger Sub shall provide to Spinco and the Spinco Lenders, and shall use reasonable best efforts to cause RMT Partner’s Subsidiaries and RMT Partner’s Representatives to provide to Spinco and the Spinco Lenders, on a timely basis, such cooperation that may be reasonably requested by Spinco or the Spinco Lenders in connection with the arrangement and consummation of the Spinco Financing, including: (i) participation in, and assistance with, the marketing efforts related to the Spinco Financing, including causing its management team, with appropriate seniority and expertise, and other representatives and advisors to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with the Spinco Lenders, other prospective financing sources and rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times, provided that any such meeting or communication may be conducted virtually by videoconference or other media; (ii) delivery to Spinco and the Spinco Lenders as promptly as reasonably practicable and in any event at least four Business Days before the date of the Distribution of documentation and other information reasonably requested by the Spinco Lenders with respect to applicable “know-your-customer” and anti-money laundering rules and regulations at least nine Business Days before the date of the Distribution; (iii) as promptly as reasonably practicable after the date hereof, providing (A) financial statements of RMT Partner necessary for the satisfaction of the conditions set forth in paragraphs 5(c) and 5(d) of Exhibit B of the Spinco Commitment Letter (as in effect on the date hereof) (it being understood that RMT Partner’s public filing with the SEC of any such financial statements will satisfy such requirements), (B) pro forma financial statements referred to in paragraph 5(e) of Exhibit B of the Spinco Commitment Letter (as in effect on the date hereof) (with the cooperation of Remainco and Spinco and their respective Subsidiaries

(including the Spinco Subsidiaries) pursuant to clause (e)(iii)(B) below) and (C) such financial and other information of RMT Partner customarily required in connection with the execution of financings of a type similar to the Spinco Financing as Spinco or the Spinco Lenders shall reasonably request and using commercially reasonable efforts to update such information from time to time as necessary to ensure such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading; (iv) assisting Spinco and the Spinco Lenders in the preparation of (A) syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations and similar documents for the Spinco Financing and (B) materials for rating agency presentations, and similar documents in connection with the Spinco Financing, and in each case, providing reasonable and customary authorization letters to the Spinco Lenders authorizing the distribution of information to prospective lenders and other financing sources; (v) requesting that its independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort), customary agreed upon procedures letters (if required) and consents for use of their reports, on customary terms and consistent with customary practice in connection with any Spinco Financing; and (vi) consulting in good faith on the terms and conditions of any Spinco Financing.

(e) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article X, each of Remainco and Spinco and their respective Subsidiaries (including the Spinco Subsidiaries) shall provide to RMT Partner and the Financing Sources, and shall use reasonable best efforts to cause the Spinco Subsidiaries and Spinco’s and Remainco’s Representatives to provide to RMT Partner and the Financing Sources, on a timely basis, such cooperation that may be reasonably requested by RMT Partner or the Financing Sources in connection with the arrangement and consummation of the Permanent Financing and (if applicable) the RMT Equity Financing, including: (i) participation in, and assistance with, the marketing efforts related to the Permanent Financing and (if applicable) the RMT Equity Financing, including causing its management team, with appropriate seniority and expertise, and other representatives and advisors to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with the Financing Sources, other prospective financing sources and rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times, provided that any such meeting or communication may be conducted virtually by videoconference or other media; (ii) delivery to RMT Partner and the Financing Sources as promptly as reasonably practicable and in any event at least four Business Days before the date of the Distribution of documentation and other information reasonably requested by the Financing Sources with respect to applicable “know-your-customer” and anti-money laundering rules and regulations at least nine Business Days before the date of the Distribution; (iii) as promptly as reasonably practicable after the date hereof, providing (A) financial statements of the Spinco Entities necessary for the satisfaction of the conditions set forth in paragraphs 5(a) and 5(b) of Exhibit B of the Spinco Commitment Letter (as in effect on the date hereof), (B) historical financial information regarding Spinco and the Spinco Subsidiaries reasonably requested by RMT Partner or the Financing Sources to permit RMT Partner to prepare the pro forma financial statements referred to in paragraph 5(e) of Exhibit B of the Spinco Commitment Letter (as in effect on the date hereof) and (c) such other financial and other information of Spinco customarily required in connection with the execution of financings of a type similar to the Permanent Financing or the RMT Equity Financing, as applicable, as RMT Partner or the Financing Sources shall reasonably request and using commercially reasonable efforts to update such information from time to time as necessary to ensure such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading; (iv) assisting RMT Partner and the Financing Sources in the preparation of (A) syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations, offering memoranda, exchange offer documentation, private placement memoranda, prospectuses and similar documents for the Permanent Financing and (if applicable) the RMT Equity Financing and (B) materials for rating agency presentations, and similar documents in connection with the Permanent Financing and (if applicable) the RMT Equity Financing, and in each case, providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and other financing sources; (v) solely with respect to Spinco and the Spinco Subsidiaries, causing the taking of corporate actions reasonably necessary to permit the completion of the Permanent

Financing and (if applicable) the RMT Equity Financing; (vi) solely with respect to Spinco and the Spinco Subsidiaries, executing and delivering definitive financing documents, including guarantee documents (if applicable) as may be reasonably requested by RMT Partner or the Financing Sources in connection with the Permanent Financing and (if applicable) the RMT Equity Financing; (vii) requesting that its independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort), customary agreed upon procedures letters (if required) and consents for use of their reports, on customary terms and consistent with customary practice in connection with any Permanent Financing and (if applicable) the RMT Equity Financing; (viii) cooperating with any customary due diligence requests by RMT Partner, the Financing Sources and their respective legal counsel; and (ix) consulting in good faith on the terms and conditions of the Permanent Financing.

(f) Notwithstanding anything to the contrary in this Section 8.19, no action contemplated in this Section 8.19 shall be required if any such action shall: (A) require Remainco or any of its Subsidiaries or any of their respective Representatives to provide (or to have provided on its behalf) any certificates, legal opinions or negative assurance letters (other than, in the case of Spinco, the Spinco Subsidiaries and their respective Representatives, certificates, opinions or letters delivered at the closing of the Financing (or “pricing” of any capital markets offerings)); (B) cause any director, officer or employee of RMT Partner, Remainco, Spinco or any of their respective Subsidiaries (including the Spinco Subsidiaries) to incur any personal liability; (C) without limiting clause (A) above, require Remainco, Spinco or any of their Subsidiaries (including the Spinco Subsidiaries) to execute and deliver any documentation related to the Financing other than (w) documentation executed and delivered by Spinco and the Spinco Subsidiaries with respect to the Spinco Financing, (x) documentation reasonably requested by RMT Partner in connection with the Permanent Financing to be executed and delivered by Spinco and the Spinco Subsidiaries in accordance with this Section 8.19, (y) customary comfort letters and customary representation letters relating to Spinco and (z) customary authorization letters relating to Spinco; (D) (x) jeopardize (in RMT Partner’s reasonable determination) any attorney-client privilege of RMT Partner or any of its Subsidiaries (in which case RMT Partner and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (y) jeopardize (in Remainco’s reasonable determination) any attorney-client privilege of Remainco or any of its Subsidiaries (in which case Remainco and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); or (E) result in a material violation or breach of, or a default under any applicable Law or the organizational documents of RMT Partner, Remainco, Spinco, or any of their respective Subsidiaries.

(g) All non-public or otherwise confidential information regarding the businesses of RMT Partner and its Subsidiaries obtained by Remainco, Spinco or any of their respective Representatives pursuant to this Section 8.19 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(h) All non-public or otherwise confidential information regarding the Spinco Business and the Remainco Business obtained by RMT Partner or its Representatives pursuant to this Section 8.19 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(i) Notwithstanding any other provision set forth herein or in any other agreement between Remainco and RMT Partner (or their respective Affiliates), Remainco agrees that RMT Partner may, and RMT Partner agrees that Remainco may, share information with respect to RMT Partner, Spinco and the Spinco Business, as applicable, with the Financing Sources, and that RMT Partner, Remainco and such Financing Source may share such information with other potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by RMT Partner, Remainco, Spinco or any of their respective Subsidiaries pursuant to this Section 8.19, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and/or confidentiality provisions contained in customary bank books and offering memoranda, as applicable. Each of Remainco, Spinco and RMT Partner hereby consents to the use of all of its and its

Subsidiaries’ (including the Spinco Subsidiaries’) logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Remainco, Spinco, RMT Partner or their respective Subsidiaries (including the Spinco Subsidiaries) or the reputation or goodwill of Remainco, Spinco, RMT Partner or any of their respective Subsidiaries (including the Spinco Subsidiaries).

(j) The Commitment Fees, whether incurred prior to or subsequent to Closing shall be borne by the Party or Parties responsible therefor pursuant to Section 11.11. To the extent required by Section 11.11, each of RMT Partner and Remainco shall, and shall cause its Subsidiaries to promptly upon request by the other Party, reimburse such Party or any of its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by Remainco, Spinco or any of their respective Subsidiaries (including the Spinco Subsidiaries) in connection with cooperation provided for in this Section 8.19. RMT Partner shall indemnify, defend and hold harmless Remainco, its Subsidiaries and their respective Representatives from and against any and all Costs suffered or incurred by them in connection any information provided by or behalf of RMT Partner or its Subsidiaries utilized in connection with the arrangement of the Financing, except in instances of gross negligence or willful misconduct on the part of Remainco, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment). Remainco shall indemnify, defend and hold harmless RMT Partner, its Subsidiaries and their respective Representatives from and against any and all Costs suffered or incurred by them in connection with any information provided by or on behalf of Remainco or its Subsidiaries utilized in connection with the arrangement of the Financing, except in instances of gross negligence or willful misconduct on the part of RMT Partner, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment). Any amount to be paid or reimbursed by RMT Partner or Remainco, as applicable, pursuant to this Section 8.19 shall be paid or reimbursed within thirty days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(k)

(i) Without limiting RMT Partner’s, Remainco’s and Spinco’s rights and obligations under this Section 8.19 and Section 8.23, RMT Partner shall have the right to direct Spinco to issue Spinco Debt Securities and to determine the terms and conditions of any such Spinco Debt Securities in respect of the Additional Amount to be issued to Remainco pursuant to the Separation and Distribution Agreement in accordance with the last sentence of Section 8.19(a); provided that the terms and conditions of such Spinco Debt Securities would reasonably be expected to result in the fair market value of such Spinco Debt Securities being equal to the face value of such Spinco Debt Securities such that such Spinco Debt Securities may be resold to the public at par on the date of issuance (such requirement, the “Par Exchange Requirement”; it being understood that the Par Exchange Requirement shall not fail to be satisfied as a result of any customary underwriting or other customary discount associated with an exchange of Spinco Debt Securities). An Approved Investment Bank selected by Remainco shall determine the satisfaction of the Par Exchange Requirement pursuant to its customary valuation procedures (a “Spinco Debt Securities Valuation”). Remainco shall not be required to accept any Spinco Debt Securities that do not satisfy the Par Exchange Requirement.

(ii) If (x) the conditions set forth in ARTICLE IX (other than those that would be satisfied by action at the Closing and other than the condition in Section 9.3(h)) shall be satisfied, (y) the terms of any Spinco Debt Securities proposed by RMT Partner are such that the Approved Investment Bank selected by Remainco is unable to confirm that the Par Exchange Requirement is satisfied with respect to all or a portion of such Spinco Debt Securities proposed to be issued in respect of the Additional Amount and (z) the Additional Bridge Funding Tax Liability does not exceed the Additional Tax Liability Cap, Spinco shall be required to (A) borrow an amount equal to the amount by which the Additional Amount exceeds the principal amount of any such Spinco Debt Securities directed to be issued by RMT Partner that satisfy the Par Exchange Requirement pursuant to and on the terms and conditions set forth in the Spinco Financing Agreements entered into in accordance with Section 8.19(a) and (B) (1) distribute to Remainco all or a portion of the cash proceeds of such borrowing substantially concurrently with the Spinco Special Cash Payment, (2) use all or a portion of the cash proceeds of such borrowing to purchase assets of the Spinco Business from Remainco, or (3) use a combination of (1) and (2). The conditions set forth in Section 9.2(e) and Section 9.3(f), in each case, solely to the extent it relates to the tax treatment of any indebtedness issued in respect of the Additional Amount in excess of the principal amount of the Spinco Debt Securities, if any, and of any distribution of proceeds thereof, shall be deemed waived by RMT Partner and Remainco, respectively, upon any borrowing by Spinco and receipt of the proceeds of such borrowing as contemplated in the immediately preceding sentence.

(iii) RMT Partner and Remainco agree to bear the Additional Bridge Funding Tax Liability equally up to but not to exceed $4,000,000,000 in the aggregate (the “Additional Tax Liability Cap”; the amount of the Additional Bridge Funding Tax Liability in excess of the Additional Tax Liability Cap, the “Excess Tax Liability Amount”).

(iv) If (x) the conditions set forth in ARTICLE IX (other than those that would be satisfied by action at the Closing and other than the condition in Section 9.3(h)) shall be satisfied, (y) the terms of any Spinco Debt Securities proposed by RMT Partner are such that the Approved Investment Bank selected by Remainco is unable to confirm that the Par Exchange Requirement is satisfied with respect to all or a portion of such Spinco Debt Securities proposed to be issued in respect of the Additional Amount and (z) the Additional Bridge Funding Tax Liability exceeds the Additional Tax Liability Cap, either RMT Partner or Remainco may either elect to (A) proceed to Closing by (in the case of RMT Partner (an “RMT Partner Special Election”)) increasing the Final Spinco Special Cash Payment by the Excess Tax Liability Amount or by (in the case of Remainco) (a “Remainco Special Election”) assuming or remaining liable for such Excess Tax Liability Amount or (B) defer the Closing (subject to the satisfaction of the conditions set forth in ARTICLE IX on such deferred Closing Date) until the final Business Day of the next calendar month (a “Financial Market Deferral”; such period, a “Financial Market Deferral Period”). A Financial Market Deferral may be elected on one or more occasions but no more than three times in total by RMT Partner and Remainco, and, notwithstanding the foregoing, the period of such deferral shall in no event extend past the Outside Date.

Section 8.20 Intellectual Property Matters.

(a) Pursuant to the Separation and Distribution Agreement, Remainco (or one or more other member(s) of the Remainco Group) and Spinco (or one or more other Spinco Entities) shall enter into an intellectual property matters agreement (the “Intellectual Property Matters Agreement”) that will set forth the following licenses, to be effective as of the Distribution Date, in each case under terms and conditions mutually acceptable to Remainco, Spinco and RMT Partner (consent not to be unreasonably withheld or delayed):

(i) non-exclusive, royalty-free, irrevocable and perpetual cross-license with respect to any Technology owned by the grantor party and used in the grantee party’s business (other than pursuant to commercial Intercompany Contracts) within the twelve month period prior to the Distribution Date, in order to continue using (including to reproduce, modify and create derivative works of) such Technology in substantially the same manners;

(ii) non-exclusive, royalty-free, irrevocable (other than (A) if the underlying license is terminated or expires, to the extent the sublicense thereunder does not survive or (B) in the case of material breach of the sublicense by the grantee party, or any other action or inaction by or on behalf of the grantee party that would, in each case, result in a material negative impact to the grantor party under the license agreement) and perpetual cross-sublicense with respect to any third-party Technology sublicensable (without payment of any fees to any unaffiliated third party) to the grantee party (immediately following the Closing) by the grantor party and used in the grantee party’s business (other than pursuant to commercial Intercompany Contracts) within the twelve month period prior to the Distribution Date, in order to continue using (including to reproduce, modify and create derivative works of) such third-party Technology in substantially the same manner;

(iii) non-exclusive, royalty-free, irrevocable and perpetual cross-license with respect to any Patents filed after June 14, 2018 and prior to the Closing Date, for which the named inventors include at least one employee of the Spinco Entities and one employee of the Remainco Entities, in each case where the conception or reduction to practice of the relevant invention took place during the period of employment for any and all purposes; and

(iv) a non-exclusive license, with respect to any Trademarks owned by the grantor party and used or displayed in the grantee party’s business as of the Closing Date (outside the scope of any separate agreement directly or indirectly between the grantor party and grantee party), which will allow for the transitional use and display of such Trademarks in the same manner as used immediately prior to Closing, for a period not to exceed sixty days (or such shorter period, as appropriate) or to the extent such period is not reasonably practicable, such longer period as Remainco and RMT Partner will negotiate in good faith not to exceed one hundred twenty days, and subject to good faith rebranding efforts during such period.

(v) For clarity, (1) the Technology referred to in the immediately preceding sub-section (i) and sub-section (ii) will be specifically identified, to the extent reasonably practicable, in the Intellectual Property Matters Agreement and (2) the licenses referred to in the immediately preceding sub-section (i) and sub-section (ii) do not include any right to use Intellectual Property, except to the extent embodied in the licensed Technology.

(b) Remainco, on behalf of itself and its Affiliates (including the Spinco Entities), hereby consents to RMT Partner or its Affiliates obtaining any domain name registration set forth in Section 8.20(b) of the Spinco Disclosure Letter (solely for purposes of reserving rights in and to such domain names). RMT Partner shall not use such domain names prior to Closing without Remainco’s prior written consent (such consent not to be unreasonably withheld or delayed). In the event Remainco and Spinco do not consummate the Merger or this Agreement is terminated and the Merger and the other Transactions are abandoned in accordance with the terms herein, promptly following the request of Remainco, RMT Partner shall (and shall cause its applicable Affiliates to) cancel such domain name registrations.

Section 8.21 Transaction Documents.

(a) RMT Partner shall, or shall cause its applicable Subsidiaries to, execute and deliver to Remainco, at or prior to the Closing, each of the Transaction Documents to which it is or will be a party as of the Effective Time. Each of Remainco and Spinco shall, or shall cause its applicable Subsidiaries to, execute and deliver, at or prior to the Closing, each of the Transaction Documents to which each is or will be a party as of the Effective Time.

(b) As promptly as practicable following the date of this Agreement, Remainco and RMT Partner shall negotiate in good faith, finalize and agree upon the terms and conditions of:

(i) a transition services agreement with such terms and conditions as set forth on Exhibit I (the “Transition Services Agreement”);

(ii) the Intellectual Property Matters Agreement; and

(iii) any attachments, schedules or exhibits to any of the forms of Transaction Documents attached hereto that have not been finalized as of the date of this Agreement.

(c) Notwithstanding the foregoing or anything to the contrary set forth herein, this Section 8.20 shall not be deemed to require any of the Parties to accept or agree to any economic or other terms or conditions that are adverse to such Party other than in any de minimis respect (as measured with respect to and in the context of the applicable Transaction Document) to terms and conditions in the form of Transaction Document or term sheet, if any, attached hereto.

Section 8.22 Spinco Financial Information.

(a) As promptly as practicable following the date hereof, Remainco shall engage its auditors to perform an audit of the financial statements of (x) the Spinco Business and (y) to the extent required by applicable Law, Spinco (before giving effect to the Separation). Remainco will provide RMT Partner with the audited consolidated financial statements of (i) the Spinco Business and (ii) to the extent required by applicable Law, Spinco (before giving effect to the Separation) (except that for Spinco, only an opening balance sheet shall be required), including the combined and consolidated balance sheets of (1) the Spinco Business and (2) to the extent required by applicable Law, Spinco (before giving effect to the Separation) as of the Required Periods, and the combined and consolidated statements of earnings, cash flows and parent equity of (A) the Spinco Business and (B) to the extent required by applicable Law, Spinco (before giving effect to the Separation) for the years ended of the Required Periods, together with an audit report, without qualification or exception thereto, on the financial statements from the independent accountants for the Spinco Business and Spinco (collectively, the “Audited Financial Statements”) (it being understood, however, that the Spinco Business has not been operating historically as a separate “standalone” entity and, therefore, the Audited Financial Statements will reflect certain cost and other allocations made that may not reflect what would have been incurred if the Spinco Business had been a standalone business). Remainco shall deliver the Audited Financial Statements prepared on a GAAP basis as promptly as reasonably practicable after the date hereof. Remainco will, as promptly as practicable, procure, at its expense, the delivery of the consents of the independent accountants required to be filed with the RMT Partner Registration Statement.

(b) Remainco shall, from the date hereof until the Closing Date, deliver to RMT Partner, (i) as promptly as reasonably practicable after the end of any fiscal quarter (other than any fourth fiscal quarter) ending after the date hereof copies of the unaudited combined balance sheet of the Spinco Business as of the Required Periods and the related unaudited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for the Required Periods, together with comparable financial statements for the corresponding periods of the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings or in connection with the Financing or RMT Equity Financing (collectively, the “Subsequent Unaudited Spinco Financial Statements”), which Subsequent Unaudited Spinco Financial Statements shall have been reviewed by the independent accountant for Spinco in accordance with the procedures specified by the Public Company Accounting Oversight Board (United States) in AS 4105, Reviews of Interim Financial Information, and (i) following the delivery of the Audited Financial Statements and for periods subsequent thereto, as promptly as reasonably practicable after the end of each fiscal year, copies of (1) the audited combined balance sheet of the Spinco Business as of the end of each fiscal year of Spinco and the related audited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for such fiscal year, together with comparable financial statements for the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings and subject to the requirements thereof and Spinco’s determination of its fiscal year as permitted in accordance therewith or in connection with the Financing or RMT Equity Financing (collectively, the “Subsequent Audited Spinco Financial Statements”) and (2) an audit report, without qualification or exception thereto, on each of the Subsequent Audited Spinco Financial Statements from the independent accountant for Spinco.

(c) In connection with the filing of the Securities Filings, as well as the Financing, Remainco shall use its commercially reasonable efforts prior to and after the Closing to (i) cooperate with RMT Partner in connection with RMT Partner’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for the Securities Filings, including the requirements of Regulation S-X, and for the twelve month period ending on the last day of the most recently completed four fiscal quarter period for which financial statements have been delivered pursuant to this Section 8.22, and (ii) provide and make reasonably available upon reasonable notice and during regular business hours the appropriate senior management employees of Remainco to discuss the materials prepared and delivered pursuant to this Section 8.22(c).

Section 8.23 Securities Exchange. Without limiting the requirements of Section 8.19, Remainco shall use its reasonable best efforts to cause the Securities Exchange to be consummated prior to the Distribution. Each of Remainco and Spinco and their Subsidiaries (including the Spinco Subsidiaries) on the one hand, and the RMT Partner and its Subsidiaries on the other hand, shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to facilitate the Securities Exchange. RMT Partner shall provide Remainco with an opportunity to participate in all discussions and negotiations with the ultimate investors, investment banks, managers or other third parties relating to the terms and conditions of the Spinco Debt Securities. Each Party hereto shall use its reasonable best efforts to cooperate with each other Party in connection with the preparation of all documents and the making of all filings required by each Party in connection with the issuance of the Spinco Debt Securities and the consummation of the Securities Exchange. Remainco and RMT Partner shall coordinate their activities with respect to the Securities Exchange and the other components of the Financing or the Alternative Financing, as applicable, with the intent of optimizing the marketing and execution thereof.

Section 8.24 Data Rights Agreement. Prior to the Separation Date, Spinco, Remainco and RMT Partner will negotiate and agree on the terms and conditions that will govern Spinco’s and Remainco’s (and their respective Affiliates’, as applicable) access to and Processing of Shared Data, in a manner intended to provide continuity (following the Separation Date) with respect to permitted access to and use of Shared Data (as compared to the period commencing on June 14, 2018 and ending on the Separation Date), subject to reasonable and appropriate limitation as a result of Spinco and Remainco no longer being Affiliates following Closing. Such terms and conditions will also allocate (between Spinco and Remainco and their respective Affiliates) ownership and control of datasets and derived data Processed in the operation of the Remainco Business or the Spinco Business (“Business Data”), as reasonably appropriate and subject to applicable Law. The Parties’ intention is that, to the extent permitted by applicable Law, such terms and conditions will provide that Business Data first collected (or in the case of derived data first Processed) by the Spinco Entities and primarily related to the Spinco Business will be owned by Spinco, and that Business Data first collected (or in the case of derived data first Processed) by the Remainco Group and primarily related to the Remainco Business will be owned by Remainco.

ARTICLE IX

CONDITIONS

Section 9.1 Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Distribution and Separation. The Distribution and the Separation shall have been consummated in accordance with the terms of the Separation and Distribution Agreement.

(b) Stockholder Approval. The RMT Partner Stockholder Approval shall have been obtained.

(c) Listing. The shares of RMT Partner Common Stock issuable to the holders of shares of Spinco Common Stock pursuant to this Agreement shall have been authorized for listing on NASDAQ upon official notice of issuance.

(d) Regulatory Approvals. (i) If applicable, the statutory waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated and, to the extent applicable, any agreement between the Parties, on the one hand, and the Federal Trade Commission or the Antitrust Division of the United States Department of Justice or any other applicable Governmental Entity, on the other hand, not to consummate the Transactions shall have expired or otherwise been terminated and (ii) all other authorizations, consents, orders, approvals, filings and declarations of, and all expirations of waiting periods required from, any Governmental Entity set forth on Section 9.1(d) of the Spinco Disclosure Letter required for the consummation of the Transactions shall have been filed, occurred or been obtained (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, being the “Requisite Regulatory Approvals”). All such Requisite Regulatory Approvals shall be in full force and effect. None of the Regulatory Approvals, including the Requisite Regulatory Approvals, shall have had, or would reasonably be expected to have a Detriment.

(e) Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions.

(f) Registration Statements. Each of the Distribution Registration Statement and the RMT Partner Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Distribution Registration Statement or the RMT Partner Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

(g) Consent Agreement. The Consent Agreement shall continue to be valid and in full force and effect as of the Closing Date and the Charter Amendment Effective Time.

Section 9.2 Conditions to Obligation of RMT Partner and Merger Sub. The respective obligation of RMT Partner and Merger Sub to consummate the Merger is also subject to the satisfaction or waiver by RMT Partner at or prior to the Closing of the following conditions:

(a) Representations and Warranties. On the date of this Agreement and at the Closing (in each case except to the extent that any representation and warranty speaks as of a particular date, in which case as of such particular date) the representations and warranties of Remainco set forth in (i) Section 5.1 (Organization, Good Standing and Qualification), Section 6.1 (Organization, Good Standing and Qualification), Section 5.2 (Corporate Authority and Approval), Section 6.2(a) (Capital Structure), Section 6.3 (Corporate Authority and Approval), Section 5.6 (Brokers and Finders) and Section 6.18 (Brokers and Finders) shall be true and correct in all material respects (without giving effect to any materiality, Remainco Material Adverse Effect, Spinco Material Adverse Effect or similar qualification), (ii) Section 6.6(a) (Absence of Certain Changes) shall be true and correct in all respects and (iii) the other sections and subsections of ARTICLE V and ARTICLE VI shall be true and correct unless the failure of such representations and warranties of Remainco referred to in this clause (iii) to be so true and correct (without giving effect to any materiality, Remainco Material Adverse Effect, Spinco Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Spinco Material Adverse Effect.

(b) Performance of Obligations of Remainco and Spinco. Each of Remainco and Spinco shall have performed in all material respects all obligations required to be performed by it under this Agreement and the other Transaction Documents at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Spinco Material Adverse Effect.

(d) Closing Certificate. RMT Partner and Merger Sub shall have received a certificate signed on behalf of Remainco and Spinco by an executive officer of Remainco and Spinco certifying that the conditions set forth in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

(e) Tax Opinions. RMT Partner shall have received a true copy of the Remainco Tax Opinions, and the Remainco Tax Opinions shall not have been withdrawn or rescinded.

(f) Private Letter Ruling. RMT Partner shall have received a true copy of the Private Letter Ruling, and the Private Letter Ruling shall continue to be valid and in full force and effect as of the Closing Date.

(g) Remainco Special Election. If the Additional Bridge Funding Tax Liability exceeds the Additional Tax Liability Cap, a Remainco Special Election shall have been made.

Section 9.3 Conditions to Obligation of Remainco and Spinco. The obligation of Remainco and Spinco to consummate the Merger is also subject to the satisfaction or waiver by Remainco at or prior to the Closing of the following conditions:

(a) Representations and Warranties. On the date of this Agreement and at the Closing (in each case except to the extent that any representation and warranty speaks as of a particular date, in which case as of such particular date) the representations and warranties of RMT Partner set forth in (i) Section 7.1 (Organization, Good Standing and Qualification), Section 7.2(a), Section 7.2(b) and Section 7.2(c) (Capital Structure), Section 7.3 (Corporate Authority and Approval) and Section 7.19 (Brokers and Finders) shall be true and correct in all material respects (without giving effect to any materiality, RMT Partner Material Adverse Effect or similar qualification), (ii) Section 7.6(a) (Absence of Certain Changes) shall be true and correct in all respects and (iii) the other sections and subsections of ARTICLE VII shall be true and correct unless the failure of such representations and warranties of RMT Partner referred to in this clause (iii) to be so true and correct (without giving effect to any materiality, RMT Partner Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have an RMT Partner Material Adverse Effect.

(b) Performance of Obligations of RMT Partner and Merger Sub. Each of RMT Partner and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement and the other Transaction Documents at or prior to the Closing Date.

(c) No RMT Partner Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have an RMT Partner Material Adverse Effect.

(d) Regulatory Approvals. None of the Regulatory Approvals, including the Requisite Regulatory Approvals, shall have had, or would reasonably be expected to have a Remainco Detriment.

(e) RMT Partner and Merger Sub Closing Certificate. Remainco shall have received a certificate signed on behalf of RMT Partner and Merger Sub by an executive officer of RMT Partner and Merger Sub certifying that the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been satisfied.

(f) Tax Opinions. Remainco shall have received the Remainco Tax Opinions, and the Remainco Tax Opinions shall not have been withdrawn or rescinded.

(g) Private Letter Ruling. Remainco shall have received the Private Letter Ruling, and the Private Letter Ruling shall continue to be valid and in full force and effect as of the Closing Date.

(h) Spinco Debt Securities. Remainco shall have received (i) Spinco Debt Securities that satisfy the Par Exchange Requirement, (ii) cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements pursuant to Section 8.19(k) or (iii) a combination of the foregoing, such that the aggregate principal amount of such Spinco Debt Securities, together with such cash proceeds, shall be equal to the Additional Amount.

(i) Spinco Special Cash Payment. The Spinco Special Cash Payment shall have been consummated in accordance with the terms of the Separation and Distribution Agreement.

(j) RMT Partner Special Election. If the Additional Bridge Funding Tax Liability exceeds the Additional Tax Liability Cap, a RMT Partner Special Election shall have been made.

ARTICLE X

TERMINATION

Section 10.1 Termination by Mutual Written Consent. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Remainco and RMT Partner.

Section 10.2 Termination by Either Remainco or RMT Partner. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by either RMT Partner or Remainco, if:

(a) the Merger shall not have been consummated by July 15, 2023 (the “Outside Date”);

(b) the RMT Partner Stockholder Approval shall not have been obtained at the RMT Partner Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(c) any Law or Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 10.2(c) shall not be available to any Party that has breached in any material respect its obligations under this Agreement or the other Transaction Documents if such breach is the primary cause of such Law or Governmental Order to have been enacted or issued.

Section 10.3 Termination by Remainco. This Agreement may be terminated and the Merger may be abandoned by Remainco:

(a) following a Triggering Event but prior to the time the RMT Partner Stockholder Approval is obtained, if Remainco enters into a Spinco Alternative Acquisition Agreement in response to a Spinco Superior Proposal, to the extent permitted by and in accordance with the terms and subject to the conditions of Section 8.2(d)(ii), and Remainco, immediately prior to or concurrently with such termination, pays to RMT Partner in immediately available funds any fees required to be paid pursuant to Section 10.5;

(b) prior to the time the RMT Partner Stockholder Approval is obtained, if the RMT Partner Board shall have made an RMT Partner Change of Recommendation or at any time following receipt of an Acquisition Proposal that has been publicly disclosed, the RMT Partner Board shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger and the other Transactions within ten Business Days of such public disclosure (and if the RMT Partner Stockholder Meeting is scheduled to be held within ten Business Days, then within two Business Days of such public disclosure); or

(c) if at any time prior to the Effective Time, there has been a breach by RMT Partner or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of RMT Partner or Merger Sub shall have become untrue, in either case, such that the conditions in Section 9.3(a) or Section 9.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by Remainco to RMT Partner or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 10.3(c) shall not be available to Remainco if it has breached in any material respect its obligations set forth in this Agreement or any other Transaction Document if such breach is the primary cause of the occurrence of the failure of a condition to the consummation of the Merger.

Section 10.4 Termination by RMT Partner. This Agreement may be terminated and the Merger may be abandoned by the RMT Partner:

(a) Following a Triggering Event but prior to the time the RMT Partner Stockholder Approval is obtained, if the RMT Partner Board authorizes RMT Partner to enter into an RMT Partner Alternative Acquisition

Agreement in response to a RMT Partner Superior Proposal, to the extent permitted by and in accordance with the terms and subject to the conditions of Section 8.3(d)(ii), and the RMT Partner, immediately prior to or concurrently with such termination, pays to Remainco in immediately available funds any fees required to be paid pursuant to Section 10.5; or

(b) if at any time prior to the Effective Time, there has been a breach by Remainco or Spinco of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Remainco or Spinco shall have become untrue, in either case, such that the conditions in Section 9.2(a) or Section 9.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by RMT Partner to Remainco or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 10.4(b) shall not be available to RMT Partner if it has breached in any material respect its obligations set forth in this Agreement or any other Transaction Document if such breach is the primary cause of the occurrence of the failure of a condition to the consummation of the Merger.

Section 10.5 Effect of Termination and Abandonment.

(a) Except to the extent provided in Section 10.5(b) below, in the event of termination of this Agreement and the abandonment of the Merger and the other Transactions pursuant to this ARTICLE X, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement and (ii) the provisions set forth in this Section 10.5 and ARTICLE XI (other than Section 11.12 thereof) shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) (x)(1) by Remainco or RMT Partner pursuant to (A) Section 10.2(a) under circumstances under which this Agreement could have been terminated pursuant to Section 10.3(c) or (B) Section 10.2(b) or (2) by Remainco pursuant Section 10.3(c), (y) prior to such termination, in the case of subclause (x)(1)(B) of this clause (b), a RMT Partner Acquisition Proposal shall have been publicly announced or otherwise becomes publicly known after the date of this Agreement and prior to the RMT Partner Stockholder Meeting, or, in the case of subclause (x)(1)(A) and (x)(2) of this clause (b), a RMT Partner Acquisition Proposal shall have been publicly announced or otherwise becomes publicly known or shall have been communicated to the RMT Partner Board after the date of this Agreement and prior to such termination and, in the case of subclause (x)(1)(A) is not withdrawn at least 60 days prior to such termination, and (z) on or prior to the date that is twelve months after the date of such termination, a RMT Partner Acquisition Proposal is consummated or RMT Partner enters into RMT Partner Alternative Acquisition Agreement, then RMT Partner shall be obligated to pay a termination fee of $720,000,000 (the “RMT Partner Termination Fee”) on the third (3rd) Business Day following the earlier of the date (1) RMT Partner enters into a RMT Partner Alternative Acquisition Agreement and (2) consummates such RMT Partner Acquisition Proposal; provided that, solely for purposes of this Section 10.5(b), the term “RMT Partner Acquisition Proposal” shall have the meaning set forth in Annex A, except that all references to 20% shall be changed to 50%; or

(ii) by RMT Partner pursuant to Section 10.4(a), then immediately prior to or concurrently with such termination, RMT Partner shall pay the RMT Partner Termination Fee to Remainco by wire transfer of immediately available cash funds.

(c) In the event that this Agreement is terminated by Remainco pursuant to Section 10.3(a), then immediately prior to or concurrently with such termination, Remainco shall pay the termination fee of $1,770,000,000 (the “Spinco Termination Fee”) to RMT Partner by wire transfer of immediately available cash funds.

(d) In no event shall RMT Partner be required to pay the RMT Partner Termination Fee on more than one occasion. In no event shall Remainco be required to pay the Spinco Termination Fee on more than one occasion.

(e) The Parties hereby acknowledge and agree that the agreements contained in this Section 10.5 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if RMT Partner fails to promptly pay the amount due pursuant to this Section 10.5, and, in order to obtain such payment, Remainco or Spinco commences a suit that results in a judgment against RMT Partner for the fees set forth in this Section 10.5 or any portion of such fees, RMT Partner shall pay to Remainco or Spinco its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

ARTICLE XI

MISCELLANEOUS AND GENERAL

Section 11.1 Survival. The representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or the termination of this Agreement pursuant to ARTICLE X, except as set forth in Section 8.18(a), Section 10.5 and except for those covenants and agreements contained in this Agreement that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable), which shall survive until they are fully effectuated or performed.

Section 11.2 Modification or Amendment; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 8.15, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided that any amendments or modifications to this Section 11.2(a), Section 11.4(b), Section 11.4(c), Section 11.8 and Section 11.9, to the extent materially adversely affecting any of the Spinco Lenders or any of the other Financing Sources, shall not be effective with respect to such affected Spinco Lenders or Financing Sources unless such affected Financing Sources party to the Spinco Commitment Letter or any other applicable Financing Agreement provide their prior written consent to such amendment or modification. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 11.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 11.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 11.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Notwithstanding anything to the contrary contained in this Agreement, each Party on behalf of itself and its controlled Affiliates: (i) agrees that it will not bring or support any legal proceeding against any of the Spinco Lenders or any of the other Financing Sources in any way relating to the Financing in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Spinco Commitment Letter or the other Financing Agreements, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Spinco Lenders or any of the other Financing Sources relating to this Agreement, the Merger, or any of the transactions contemplated by this Agreement or the performance of services related hereto, including any dispute arising out of or relating in any way to the Financing, shall be exclusively governed by and construed in accordance with the internal Laws of the State of New York; (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such legal action, suit or proceeding against any of the Spinco Lenders or any of the other Financing Sources relating to the Financing; and (iv) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal action, suit or proceeding against any of the Spinco Lenders or any of the other Financing Sources relating to the Financing in any such court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 11.4(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT

DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 11.4(c).

Section 11.5 Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 11.6 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 11.6:

If to Remainco or Spinco:

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention: SVP – Corporate Strategy and Development

Email:

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention: Senior Executive Vice President and General Counsel

Email:

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:     Eric M. Krautheimer

                     Melissa Sawyer

Email:           krautheimere@sullcrom.com

                      sawyerm@sullcrom.com

If to RMT Partner or Merger Sub:

Discovery, Inc.

230 Park Avenue South

New York, New York

Attention: Bruce Campbell

Email:

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Jeffrey J. Rosen

                  Jonathan E. Levitsky

                  Sue Meng

Email:       jrosen@debevoise.com

                  jelevitsky@debevoise.com

                  smeng@debevoise.com

Section 11.7 Entire Agreement.

(a) This Agreement (including the exhibits and annexes hereto), the Spinco Disclosure Letter, the RMT Partner Disclosure Letter, the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings, and representations and warranties, whether oral or written, with respect to such matters.

(b) Each Party acknowledges and agrees that the provisions set forth in Section 6.20 and Section 7.21 and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement, (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for intentional fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement.

Section 11.8 Third-Party Beneficiaries. Except, from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 8.15, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 11.7(b), the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with

Section 11.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, the Spinco Lenders and the other Financing Sources are third-party beneficiaries of Section 11.2(a), Section 11.4(b), Section 11.4(c), this Section 11.8 and Section 11.9.

Section 11.9 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, or any instrument or other document delivered pursuant to this Agreement or the Transactions, may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No (i) past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, Spinco Lenders or other Financing Sources controlling person, Affiliate or other Representative of any Party or any of their respective successors and permitted assigns or (ii) past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any of the Persons set forth in the foregoing clause (i) or any of their respective successors and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, or any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 11.9 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement. This Section 11.9 shall not affect the rights of any Person as a party to the Spinco Commitment Letter to enforce the Spinco Commitment Letter or any other applicable Financing Agreement in accordance with its terms.

Section 11.10 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Remainco to take any action, such requirement shall be deemed to include an undertaking on the part of Remainco to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of Spinco to take any action, such requirement shall be deemed to include an undertaking on the part of Spinco to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of RMT Partner (including after the Effective Time, the Surviving Corporation and its Subsidiaries) to take any action, such requirement shall be deemed to include an undertaking on the part of RMT Partner to cause such Subsidiary (including after the Effective Time, the Surviving Corporation and its Subsidiaries) to take such action. Any obligation of one Party to any other Party under this Agreement or any of the other Transaction Documents, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 11.11 Expenses. If this Agreement has not been terminated in accordance with its terms, except as otherwise provided in this Agreement and the other Transaction Documents and whether or not the Transactions are consummated, all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses. If this Agreement has been terminated in accordance with its terms, (a) all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses; provided that (i) if this Agreement is terminated by RMT Partner pursuant to Section 10.4(b), the Commitment Fees (including fees for prepayment in respect of any incurred Financing) shall be borne entirely by Remainco, (ii) if this Agreement is terminated by Remainco pursuant to Section 10.3(c), the Commitment Fees (including fees for prepayment in respect of any incurred Financing) shall be borne entirely by RMT Partner and (iii) if this Agreement is terminated by either RMT Partner or Remainco pursuant to Section 10.1, Section 10.2 or any other provision of

Section 10.3 or Section 10.4, the Commitment Fees (including fees for prepayment in respect of any incurred Financing) shall be borne 71% by Remainco and 29% by RMT Partner, and (b) in the event that (i) any costs and expenses required to be paid by Remainco pursuant to this Section 11.11 have been paid by RMT Partner, Remainco shall reimburse RMT Partner for such amount paid and (ii) any costs and expenses required to be paid by RMT Partner pursuant to this Section 11.11 have been paid by Remainco, RMT Partner shall reimburse Remainco for such amount paid, in each case, as promptly as reasonable practicable following the termination of this Agreement in accordance with its terms.

Section 11.12 Transfer Taxes. All sales, use, privilege, transfer (including real property transfer), intangible, recordation, registration, documentary, stamp, duty or similar Taxes (“Transfer Taxes”) imposed on Spinco or Merger Sub upon the consummation of the Merger shall be borne equally by Remainco and Spinco. Remainco and Spinco shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes. This Section 11.12 shall not apply to Transfer Taxes the payment or reimbursement of which is expressly addressed by any Transaction Document or to Transfer Taxes imposed in respect of the Internal Restructuring, the Separation, the Contribution or the Distribution, which shall be the sole responsibility of Remainco.

Section 11.13 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 11.14 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). Except as may be required to satisfy the obligations contemplated by Section 8.15, no Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 11.10, and any attempted or purported assignment or delegation in violation of this Section  11.14 shall be null and void.

Section 11.15 Definitions.

(a) Certain Definitions. For purposes of this Agreement, the capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

(b) Terms Defined Elsewhere. For purposes of this Agreement, the following terms shall have the meaning specified in the Section set forth opposite to such term:

Term	Section
Additional Tax Liability Cap	8.19(k)
Advance/Newhouse	Recitals
Agreement	Preamble
Alternative Financing	8.19(b)
Alternative Transaction Structure	2.9
Amended RMT Partner Charter	1.1
Applicable Date	ARTICLE V
Bankruptcy and Equity Exception	5.2
Bylaws	2.5

Term	Section
Certificate of Merger	2.3
CEO Designee	2.8(a)
Charter	2.4
Charter Amendment Effective Time	1.2
Chosen Courts	11.4(b)
Closing	2.2
Closing Date	2.2
Consent Agreement	Recitals
Costs	8.15(a)
Delayed RMT	2.9
D&O Insurance	8.15(b)
DGCL	1.2
Effective Time	2.3
Excess Tax Liability Amount	8.19(k)
Exchange Agent	4.2
Exchange Fund	4.2
Exchange Offer	Recitals
Financial Market Deferral	8.19(k)
Financial Market Deferral Period	8.19(k)
Financing	8.19(a)
Financing Agreements	8.19(a)
Indemnified Parties	8.15(a)
Intellectual Property Matters Agreement	8.20(a)
Material Spinco Owned Real Property	6.17(b)
Material Spinco Leased Real Property	6.17(a)
Material RMT Partner Owned Real Properties	7.17(b)
Material RMT Partner Leased Real Properties	7.17(a)
Merger Consideration	3.1
Merger Sub	Preamble
Merger Sub Board	Recitals
Original Date	8.5(b)
Outside Date	10.2(a)
Parties	Preamble
Party	Preamble
Permanent Financing Agreements	8.19(a)
Proxy Statement	8.4(a)
Remainco	Preamble
Remainco Board	Recitals
Remainco Designees	2.8(a)
Remainco Reports	ARTICLE V
Remainco Special Election	8.19(k)
Remainco Transaction Litigation	8.18(b)
Requisite Regulatory Approvals	9.1(c)
RMT Partner	Preamble
RMT Partner Additional Contract	7.10(b)
RMT Partner Alternative Acquisition Agreement	8.3(d)(i)
RMT Partner Board	Recitals
RMT Partner Change of Recommendation	8.3(d)(i)
RMT Partner Charter Amendment	1.1
RMT Partner Designees	2.8(a)
RMT Partner Disclosure Letter	ARTICLE VII

Term	Section
RMT Partner ERISA Affiliate	7.8(d)
RMT Partner ERISA Plan	7.8(c)
RMT Partner Independent Committee	Recitals
RMT Partner Material Contract	7.10(a)
RMT Partner Multiemployer Plan	7.8(f)
RMT Partner Options	7.2(a)
RMT Partner Pension Plan	7.8(c)
RMT Partner Performance Restricted Stock Units	7.2(a)
RMT Partner Reports	ARTICLE VII
RMT Partner Restricted Stock Units	7.2(a)
RMT Partner Series Preferred Stock	7.2(a)
RMT Partner Special Election	8.19(k)
RMT Partner Stockholders Meeting	8.5(a)
RMT Partner Stock Plans	7.2(a)
RMT Partner Termination Fee	10.5(b)(i)
RMT Partner Transaction Litigation	8.18(a)
RMT Partner U.S. Benefit Plans	7.8(c)
Securities Filings	8.4(a)
Significant Stockholder	Preamble
Spinco	Preamble
Spinco Additional Contract	6.11(b)
Spinco Board	Recitals
Spinco Commitment Letter	8.19(a)
Spinco Consideration Amount	8.19(a)
Spinco Debt Securities Valuation	8.19(k)
Spinco Disclosure Letter	ARTICLE V
Spinco ERISA Affiliate	6.8(d)
Spinco ERISA Plan	6.8(c)
Spinco Financial Statements	6.5(a)
Spinco Financing	8.19(a)
Spinco Financing Agreements	8.19(a)
Spinco Lenders	8.19(a)
Spinco Material Contract	6.11(a)
Spinco Multiemployer Plan	6.8(f)
Spinco Pension Plan	6.8(c)
Spinco Termination Fee	10.5(c)
Spinco Transaction Litigation	8.18(b)
Spinco U.S. Benefit Plans	6.8(c)
Spin-Off	Recitals
Split Off TO	8.4(a)
Surviving Corporation	2.1
Tail Period	8.15(b)
Transactions	Recitals
Voting Agreements	Recitals
WARN	6.8(q)

Section 11.16 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The Preamble, and all Recital, Article, Section, Subsection, Schedule, Annex and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified herein.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(f) Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(g) The Spinco Disclosure Letter and RMT Partner Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in ARTICLE V, ARTICLE VI or ARTICLE VII, as applicable, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Spinco Disclosure Letter or RMT Partner Disclosure Letter, as applicable, shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have a Spinco Material Adverse Effect, Remainco Material Adverse Effect or RMT Partner Material Adverse Effect, as applicable, or to affect the interpretation of such term for purposes of this Agreement.

(h) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the parties to this Agreement as of the date first written above.

AT&T INC.

By	/s/ Stephen McGaw
	Name:	Stephen McGaw
	Title:	Senior Vice President, Corporate Strategy and Development

MAGALLANES, INC.

By	/s/ Stephen McGaw
	Name:	Stephen McGaw
	Title:	President

[Signature Page to Agreement and Plan of Merger]

DISCOVERY, INC.

By	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Development, Distribution & Legal Officer

[Signature Page to Agreement and Plan of Merger]

DRAKE SUBSIDIARY, INC.

By	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Development, Distribution & Legal Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Certain Definitions

“Additional Amount” has the meaning set forth in the Separation and Distribution Agreement.

“Additional Amount Distribution” means any distribution of the “Additional Amount” as defined in the Separation and Distribution Agreement.

“Additional Bridge Funding Tax Liability” means any income tax on gain recognized by Remainco as a result of any borrowing under the Spinco Financing Agreements pursuant to Section 8.19(k) as determined by Remainco and RMT Partner in good faith (including, for the avoidance of doubt, any income tax on (x) any gain recognized by Remainco upon the receipt of the cash proceeds of such borrowing, or (y) any gain recognized by Remainco or the Remainco Group as a result of the use of the proceeds of such borrowing to fund a purchase by Spinco of assets of the Spinco Business from Remainco or the Remainco Group).

“Additional Bridge Funding Tax Sharing Amount” means 50% of the Additional Bridge Funding Tax Liability; provided that in no event shall the Additional Bridge Funding Tax Sharing Amount exceed $2,000,000,000.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of capital stock, voting securities or other equity interests, by Contract or otherwise). It is expressly agreed that, solely for purposes of this Agreement and the other Transaction Documents, (a) from and after the Distribution (i) each Spinco Entity shall be deemed not to be an Affiliate of any member of the Remainco Group and (ii) each member of the Remainco Group shall be deemed not to be an Affiliate of any Spinco Entity, (b) any efforts required by Remainco with respect to DIRECTV Entertainment Holdings LLC, and any successor entity thereto or Subsidiary thereof, shall be limited to the extent practicable based on Remainco’s Voting and Procurement Rights with respect to such entity and (c) (i) neither RMT Partner not any of its Subsidiaries shall be deemed an Affiliate of any of the Significant Stockholders or Charter Communications, Inc. or any of its Subsidiaries and (ii) neither of the Significant Stockholders or Charter Communications, Inc. or any of its Subsidiaries shall be deemed an Affiliate of RMT Partner or any of its Subsidiaries.

“Affiliation Agreements” means affiliation, distribution or similar Contracts for the distribution of video programming services with a video distributor, including cable systems, SMATV, open video systems and MMDS, MDS and DBS systems, wireless and broadband, or a video-on-demand or “over the top” service provider, in each case, for the distribution of programming services, and any correspondence or writings amending the foregoing.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approved Investment Bank” means Goldman Sachs Bank USA, JPMorgan Chase Bank, USA or such other bank as may be mutually agreed by Remainco and RMT Partner.

“Base Cash Dividend Amount” has the meaning set forth in the Separation and Distribution Agreement.

“Below Investment Grade Rating” means a corporate family rating (CFR) of below “Baa3” (or the equivalent) from Moody’s Investors Services, Inc. or a long-term issuer credit rating of below “BBB-” (or the equivalent) from Standard & Poor’s Financial Services LLC.

Annex A-1

“Benefit Plan” has the meaning set forth in the Employee Matters Agreement.

“Business” has the meaning set forth in the Separation and Distribution Agreement.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks in the City of New York, New York or the City of Wilmington, Delaware is required or authorized by Law to close.

“Clean-Up Spin-Off” has the meaning set forth in the Separation and Distribution Agreement.

“Code” means the U.S. Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means a collective bargaining agreement or other similar Contract with a labor union or labor organization.

“Commitment Fees” means fees and expenses related to the Financing, including (a) any underwriting fee, upfront fee, commitment fee, takedown fee, placement fees or discounts, underwriting fees or discounts, purchase fees or discounts or similar fees or discounts payable in connection with the Financing or any debt securities issued in lieu of the bridge loan facility contemplated in the Spinco Commitment Letter, (b) any interest payable with respect to the Financing funded prior to the Closing Date, (c) prepayment or redemption premiums with respect to the Financing funded prior to the Closing Date required to be prepaid or redeemed in the event the Closing does not occur and (d) those related to any reimbursement and indemnification obligations set forth in the Financing or any related agreement (including (i) any underwriting or purchase agreement and (ii) any such fees and expenses paid prior to the Closing).

“Communications Act” means the Communications Act of 1934, as amended.

“Communications Laws” means the Communications Act and the applicable rules and regulations, orders and policies promulgated thereunder.

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, entered into between Remainco and RMT Partner, dated March 30, 2021.

“Contract” means any written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any resurgence, mutation or variation thereof) and the resulting disease.

“COVID-19 Changes” means (a) with respect to Remainco, Spinco, the Spinco Business and their respective Subsidiaries, any action taken (or not taken) that is required to comply with COVID-19 Measures and any commercially reasonable action taken (or not taken) in good faith to mitigate the risk on the Spinco Business of COVID-19 or the COVID-19 Measures and (b) with respect to RMT Partner and its Subsidiaries, any action taken (or not taken) that is required to comply with COVID-19 Measures and any commercially reasonable action taken (or not taken) in good faith to mitigate the risk on the business of RMT Partner and its Subsidiaries of COVID-19 or the COVID-19 Measures.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

Annex A-2

“Distribution” means the “Spinco Distribution” as defined in the Separation and Distribution Agreement.

“Distribution Date” means the “Spinco Distribution Date” as defined in the Separation and Distribution Agreement.

“Distribution Record Date” means the “Record Date” as defined in the Separation and Distribution Agreement.

“Distribution Registration Statement” means the registration statement on Form 10 or on Forms S-1/S-4, as applicable, to be filed by Spinco with the SEC to effect the registration under the Securities Act or the Exchange Act, as applicable, of the shares of Spinco Common Stock that will be received by holders of Remainco Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of the date hereof, among Remainco, Spinco and RMT Partner, attached as Exhibit C to this Agreement.

“Environmental Law” means any Law or Governmental Order relating to the protection, investigation or restoration of the environment or natural resources or, as it relates to any exposure to any hazardous or toxic substance in the environment, to the protection of human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the New Issuance divided by the number of shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth herein.

“Existing RMT Partner Charter” means the certificate of incorporation of RMT Partner, as amended as of the date of this Agreement.

“Exploit” means the release, exhibition, performance, projection, broadcast, telecast, transmission, promotion, publicizing, advertisement, rental, lease, licensing, sublicensing, sale, transfer, disposition, distribution, sub-distribution, commercializing, merchandising, creation, development, production, marketing, use, exercise, trading in, turning to account, dealing with and in and otherwise exploiting in any form and in any and all media now known or hereafter devised of any asset or portions thereof, or any rights therein or relating thereto, including the right to develop, produce and distribute subsequent and/or derivative productions based thereon.

“Export and Sanctions Regulations” means sanctions and export control Laws and regulations where such Person does business or is otherwise subject to jurisdiction, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions Laws and regulations administered by the Department of the Treasury’s Office of Foreign Assets Control and the anti-boycott regulations administered by the U.S. Department of Commerce and U.S. Department of Treasury.

“FCC” means the Federal Communications Commission.

“FCC License” means a License that is issued or granted by the FCC.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

Annex A-3

“Financing Sources” means any agent, arranger, lender, underwriter, initial purchaser, placement agent or other entity that has committed to provide, arrange, underwrite or place, or has entered into definitive agreements related to, any Financing, including the Spinco Lenders and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their and their Affiliates’ respective officers, directors, employees, agents, representatives and their respective successors or permitted assigns, in each case, solely in their respective capacities as such.

“Foreign License” means a License that is issued or granted by a Foreign Regulator.

“Foreign Regulators” means foreign and transnational Governmental Entities with jurisdiction over Foreign Regulatory Laws.

“Foreign Regulatory Laws” mean foreign and transnational Laws regarding (a) the provision of broadcasting or audio-visual media services or (b) foreign direct investments Laws.

“Fully Diluted RMT Partner Shares” means the number of outstanding shares of RMT Partner Common Stock as of immediately prior to the Effective Time (but following the conversion of RMT Partner Series A Common Stock, RMT Partner Series B Common Stock, RMT Partner Series C Common Stock, RMT Partner Series A-1 Preferred Stock and RMT Partner Series C-1 Preferred Stock into RMT Partner Common Stock at the Charter Amendment Effective Time) on a fully diluted, as converted and as exercised basis in accordance with the treasury stock method, including shares of RMT Partner Common Stock underlying outstanding RMT Partner Options, RMT Partner SARs, RMT Partner Restricted Stock Units, RMT Partner Performance Restricted Stock Units and any other outstanding securities or obligations of RMT Partner and its Subsidiaries convertible into or exercisable for shares of RMT Partner Common Stock.

“GAAP” means United States generally accepted accounting principles.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction, in each case, excluding the IRS or any other Taxing authority.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Hazardous Substance” means any substance regulated under Environmental Law as being harmful or hazardous to human health or the environment including those listed, classified or regulated as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulatory effect pursuant to any Environmental Law and also including any petroleum product or by-product, asbestos-containing material, lead-containing paint, mold, polychlorinated biphenyls or radioactive materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” has the meaning set forth in the Separation and Distribution Agreement.

Annex A-4

“Information Technology” means computers, software, databases, firmware, middleware, servers, workstations, networks, systems, routers, hubs, switches, data communications lines, and all other information technology equipment and associated documentation.

“Intellectual Property” means, collectively, all U.S. and foreign intellectual property rights, including all rights in: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, designs, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (“Trademarks”); (b) all patents, patent applications, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs (“Patents”); (c) trade secrets and all other confidential and proprietary information, including, know-how, processes, schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists and supplier lists (“Trade Secrets”); (d) published and unpublished works of authorship in any media, whether copyrightable or not (including software, source code, object code, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); (e) all derivative, compilation and ancillary rights of every kind, whether now known or hereafter recognized, related to Copyrights; and (f) moral rights, rights of publicity and rights of privacy.

“Intended Additional Tax Treatment” means the following U.S. federal income Tax consequences in connection with any Additional Amount Distribution, any Securities Issuance and any Securities Exchange:

(a) the qualification of any Securities Issuance, any Additional Amount Distribution and any Securities Exchange, taken together with the Contribution, Spinco Special Cash Payment and the Distribution, as a “reorganization” under Section 368(a)(1)(D) of the Code;

(b) the nonrecognition of gain or loss by Remainco on the receipt of any Additional Amount Distribution or on any Securities Issuance, except to the extent the amount of any Additional Amount Distribution exceeds Remainco’s adjusted tax basis in Spinco Common Stock (after reduction by the Spinco Special Cash Payment) and assuming Remainco transfers to creditors or distributes to stockholders any Spinco Debt Securities pursuant to a Securities Exchange in pursuance of the plan of reorganization within the meaning of Section 361(b)(1) of the Code; and

(c) the nonrecognition of income, gain or loss by Remainco on the distribution of the proceeds of any Additional Amount Distribution or the distribution of any Spinco Debt Securities in connection with any Securities Exchange, in each case, to creditors or stockholders of Remainco under Section 361(c) of the Code.

“Intended Spin Tax Treatment” means the following U.S. federal income Tax consequences in connection with the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange, the Merger and certain related transactions:

(a) the qualification of the Contribution, Spinco Special Cash Payment, and the Distribution, taken together, as a “reorganization” under Section 368(a)(1)(D) of the Code;

(b) the nonrecognition of gain or loss by Remainco on the receipt of the Spinco Special Cash Payment, except to the extent the amount of the Spinco Special Cash Payment exceeds Remainco’s adjusted tax basis in Spinco Common Stock and assuming Remainco transfers to creditors or distributes to stockholders any cash received in the Spinco Special Cash Payment in pursuance of the plan of reorganization within the meaning of Section 361(b)(1) of the Code;

(c) the qualification of the Distribution as a transaction in which the Spinco Common Stock distributed to holders of Remainco Common Stock is “qualified property” for purposes of Sections 355 and 361(c) of the Code

Annex A-5

(and neither Section 355(d) nor Section 355(e) of the Code causes such Spinco Common Stock to be treated as other than “qualified property” for such purposes);

(d) the nonrecognition of income, gain or loss by Remainco and Spinco on the Contribution and the Distribution under Sections 355, 361 or 1032 of the Code, as applicable, other than intercompany items or excess loss accounts, if any, taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code or the triggering or recapturing of any deferred gain or similar items (e.g., including pursuant to a gain recognition agreement or dual consolidated loss election) that is not excludable by reason of the tax-free status of the Contribution and Distribution;

(e) the nonrecognition of income, gain or loss by holders of Remainco Common Stock upon the receipt of Spinco Common Stock in the Distribution (except with respect to the receipt of cash in lieu of fractional shares of Spinco Common Stock, if any) under Section 355 of the Code; and

(f) the nonrecognition of income, gain or loss by Remainco on the distribution of the proceeds of the Spinco Special Cash Payment to creditors or stockholders of Remainco under Section 361(c) of the Code.

“Intended Merger Tax Treatment” means the qualification of the Merger for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code in which no income, gain or loss will be recognized by Remainco, Spinco, RMT Partner, Merger Sub, or the holders of Spinco Common Stock (except with respect to the receipt of cash in lieu of fractional shares of RMT Partner Common Stock).

“Intended Tax Treatment” means the Intended Merger Tax Treatment and the Intended Spin Tax Treatment and the Intended Additional Tax Treatment.

“Intercompany Contract” means any Contract between one or more of the Spinco Entities, on the one hand, and Remainco or one or more of its Affiliates (other than the Spinco Entities), on the other hand.

“Internal Restructuring” has the meaning set forth in the Tax Matters Agreement.

“Intervening Event” means any Effect that was not known by nor was reasonably foreseeable to the RMT Partner Board as of the date of this Agreement; provided, that in no event shall any Effect that (a) involves or relates to an RMT Partner Acquisition Proposal or a RMT Partner Superior Proposal or any inquiry or communications or matters relating thereto, (b) results from the announcement or pendency of this Agreement or any actions expressly required to be taken or to be refrained from being taken pursuant to this Agreement or (c) relates to the fact that Remainco, the Spinco Business or RMT Partner, as applicable, meets or exceeds any internal or analysts’ expectations or projections be taken into account for purposes of determining whether an Intervening Event has occurred (it being understood that, with respect to the foregoing clause (b), the facts or occurrences giving rise or contributing to such Effect may be taken into account when determining whether an Intervening Event has occurred).

“Investment Grade Rating” means a corporate family rating (CFR) of “Baa3” (or the equivalent) or higher from Moody’s Investors Services, Inc. or a long-term issuer credit rating of “BBB-” (or the equivalent) or higher from Standard & Poor’s Financial Services LLC.

“IRS” means the United States Internal Revenue Service.

“Knowledge” when used in this Agreement (i) with respect to Remainco, means the actual knowledge of the Persons listed on Section 11.15(a) of the Spinco Disclosure Letter and (ii) with respect to RMT Partner, means the actual knowledge of the Persons listed on Section 11.15(a) of the RMT Partner Disclosure Letter.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration

Annex A-6

award, treaty, agency requirement, authorization, license, permit, requirement or rule of law (including common law) or other binding directives, in each case, enacted, promulgated, issued, entered into or taken by any Governmental Authority or any rule or requirement of any securities exchange.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy land and/or buildings, structures or improvements thereon or fixtures affixed thereto as a lessee or sublessee.

“Licenses” means permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, concessions, exemptions and orders issued or granted by a Governmental Entity.

“Lien” means a lien, charge, pledge, security interest, claim or other encumbrance.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NASDAQ” means the NASDAQ Stock Market.

“New Issuance” means (a) the Fully Diluted RMT Partner Shares multiplied by (b) the quotient of 71 divided by 29.

“NYSE” means the New York Stock Exchange, Inc.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person, excluding any deviations therefrom due to action taken consistent with trends in the industry in which the Spinco Business operates or COVID-19 Changes.

“Organizational Documents” means (i) with respect to any person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, that is owned.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means any individual, firm, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, joint stock company, estate, trust, incorporated or unincorporated association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means, with respect to a Party, any data or information in any media that is linked to the identity of a particular individual, browser, or device and any other data or information that constitutes personal data or personal information under any applicable Law or such Party or any of its Subsidiaries’ privacy policies (including an individual’s combined first and last name, home address, telephone number, fax number, email address, Social Security number or other Governmental Entity-issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, credit card or other financial information (including bank account information), cookie identifiers associated with registration information, or any other browser or device-specific number or identifier and any web or mobile browsing or usage information that is linked to the foregoing).

Annex A-7

“Pre-Closing RMT Partner Capital Stock” means the Pre-Closing RMT Partner Common Stock and the Pre-Closing RMT Partner Preferred Stock.

“Pre-Closing RMT Partner Common Stock” means the RMT Partner Series A Common Stock, the RMT Partner Series B Common Stock and the RMT Partner Series C Common Stock.

“Pre-Closing RMT Partner Preferred Stock” means the RMT Partner Series A Preferred Stock, the RMT Partner Series A-1 Preferred Stock, the RMT Partner Series C Preferred Stock and the RMT Partner Series C-1 Preferred Stock.

“Pre-Closing RMT Partner Voting Capital Stock” means the RMT Partner Series A Common Stock, RMT Partner Series B Common Stock, RMT Partner Series A Preferred Stock and RMT Partner Series A-1 Preferred Stock.

“Preferred A Consent” means the consent delivered by the holders of RMT Partner Series A-1 Preferred Stock pursuant to the Consent Agreement.

“Private Letter Ruling” means a private letter ruling from the IRS regarding the qualification of the Contribution, the Distribution, the Spinco Special Cash Payment and any Securities Exchange for the Intended Spin Tax Treatment, which may be subject to reasonable and customary assumptions, representations or covenants (or, in the case of a Delayed RMT, such other private letter ruling (if any) as may be requested from the IRS in accordance with the penultimate sentence of Section 2.9).

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Processing” (and its cognates) shall mean any operation or set of operations performed upon data or sets of data, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“PUC” means local and state public utility commissions or similar local and state regulatory bodies.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity.

“Registered IP” means Registered Intellectual Property.

“Regulatory Approvals” shall mean all consents, approvals, permits, expirations of waiting periods and authorizations required to be obtained prior to the Effective Time by any of the Parties or their respective Affiliates from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Transactions, excluding for the avoidance of doubt, any Tax Ruling.

“Remainco Assumed Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Common Stock” means the common shares, par value of $1 per share, of Remainco.

“Remainco Entities” means Remainco and its Subsidiaries (but, following the Effective Time, other than the Spinco Entities).

Annex A-8

“Remainco Equity Awards” means, collectively, the Remainco Option Awards, Remainco PSU Awards, Remainco Restricted Stock Awards and Remainco RSU Awards (in each case, as defined in the Employee Matters Agreement).

“Remainco Group” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Material Adverse Effect” means any Effect that prevents or would reasonably be expected to prevent, materially delay or materially impair the ability of Remainco to consummate the Transactions.

“Remainco Merger Tax Opinion” means the opinion of Remainco Tax Counsel (or other nationally recognized counsel reasonably acceptable to Remainco and RMT Partner), addressed to Remainco and dated as of the Closing Date, substantially in the form attached hereto as Exhibit H, to the effect that the Merger will qualify for the Intended Merger Tax Treatment.

“Remainco Plan” has the meaning set forth in the Employee Matters Agreement.

“Remainco Spin Tax Opinion” means the opinion of Remainco Tax Counsel (or other nationally recognized counsel reasonably acceptable to Remainco and RMT Partner), addressed to Remainco and dated as of the Closing Date, to the effect that: (i) the Contribution, the Distribution and the Spinco Special Cash Payment will qualify for the Intended Spin Tax Treatment and (ii) any Additional Amount Distribution, any Securities Issuance and any Securities Exchange will qualify for the Intended Additional Tax Treatment.

“Remainco Tax Counsel” means Sullivan & Cromwell LLP.

“Remainco Tax Opinions” mean the Remainco Spin Tax Opinion and the Remainco Merger Tax Opinion.

“Remainco Tax Representation Letters” means one or more Tax representation letters containing customary representations and covenants relevant to the qualification of the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange and the Merger for the Intended Tax Treatment, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Remainco Tax Counsel, executed by Remainco and dated and effective as of the Closing Date.

“Remainco Transferred Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys-in-fact, accountant or other advisor, agent or other representative of such person, in each case acting in their capacity as such.

“Required Periods” means, in the case of a balance sheet, such date or dates, or, in the case of statements of earnings, cash flows and equity, such periods or periods, as are required to be provided by applicable Law (in each case, after giving effect to any waiver, amendment, modification, interpretation, guidance, or other form of relief made available by the applicable Governmental Entity) in connection with the Securities Filings and to effectuate the transactions contemplated by this Agreement.

“RMT Equity Financing” means any equity (including preferred or other hybrid equity) financing incurred or issued, as applicable, by RMT Partner and/or its Subsidiaries in connection with RMT Partner and/or its Subsidiaries achieving or maintaining an Investment Grade Rating in contemplation of, or upon, or following, consummation of any or all of the Transactions (as determined by RMT Partner in good faith in consultation with Remainco).

Annex A-9

“RMT Partner Acquisition Proposal” means any proposal or offer relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving RMT Partner or any of its Subsidiaries or any acquisition by any Person or group, or any proposal or offer that if consummated would, in each case, result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of RMT Partner or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of RMT Partner, in each case other than the Transactions.

“RMT Partner Common Stock” means the Common Stock, par value $0.01 per share, of a single class designated as Series A Common Stock of RMT Partner as of immediately following the Charter Amendment Effective Time.

“RMT Partner Communications Licenses” means (i) each FCC License made, issued or granted to RMT Partner or any of its Subsidiaries, (ii) each Foreign License made, issued or granted to RMT Partner or any of its Subsidiaries and (iii) all Licenses (other than the FCC Licenses and the Foreign Licenses) issued or granted to RMT Partner or any of its Subsidiaries by any Governmental Entity, authorizing RMT Partner or any of its Subsidiaries to provide broadcasting or audio-visual media services, or own, operate or install broadcasting or audio-visual media networks and facilities, including satellites, or to use radio frequencies.

“RMT Partner Employee” means each individual employed by the RMT Partner or any of its Subsidiaries immediately prior to the Effective Time.

“RMT Partner IP” means all Intellectual Property and Information Technology used in or necessary for the business of RMT Partner and its Subsidiaries.

“RMT Partner Leased Real Property” means all Leased Real Property held by the RMT Partner or any of its Subsidiaries.

“RMT Partner Leases” means any real property leases, subleases, licenses or other occupancy agreements with respect to any RMT Partner Leased Real Property, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto.

“RMT Partner Library Pictures” means any and all completed audio, visual and/or audiovisual works which RMT Partner and its Subsidiaries Exploit or have the right to Exploit, including any motion pictures, films, movies-of-the-week, television programs, shows, series, mini-series, episodes, pilots, specials, documentaries, cartoons, compilations, promotional films, clips, trailers and shorts and any other programs or audio-visual works, whether animated, live action or both, in any form or any medium, whether now known or hereafter developed (including theatrical, videocassette, videodisc and other home video, network, free, cable, pay, satellite, syndication, and/or any other television medium, pay-per-view, video-on-demand, advertising-supported-video-on-demand, subscription on-demand, subscription video-on-demand, electronic sell through, Internet, mobile device and other new media), in each case whether recorded digitally, on film, videotape, cassette, cartridge, disc or on or by any other means, method, process or device, whether now known or hereafter developed.

Annex A-10

“RMT Partner Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities, business or results of operations of RMT Partner and its Subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether an RMT Partner Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in any jurisdiction in which RMT Partner or its Subsidiaries has material operations or in which products or services of RMT Partner or its Subsidiaries are sold;

(B) Effects that are the result of factors generally affecting the industries, markets or geographical areas in which RMT Partner or its Subsidiaries have material operations;

(C) any changes in the relationship of the RMT Partner or its Subsidiaries, contractual or otherwise, with customers, employees, talent, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Effect that was caused by the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of Remainco or the Spinco Entities or the Spinco Business or any actions expressly required to be taken or to be refrained from being taken pursuant to this Agreement (provided that this clause (C) does not apply in the context of any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the other Transaction Documents, the consummation of the Merger or the other Transactions contemplated hereby);

(D) changes or modifications in accounting standards applicable to RMT Partner or its Subsidiaries, including GAAP, or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(E) any failure by RMT Partner or its Subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, an RMT Partner Material Adverse Effect;

(F) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, the existence and impact of COVID-19 on RMT Partner or its Subsidiaries) or any other force majeure event, or any national or international calamity or crisis or the escalation or worsening of any of the foregoing;

(G) any actions expressly required to be taken or omitted by RMT Partner or its Subsidiaries pursuant to this Agreement; or

(H) any Effect or announcement of an Effect affecting the credit rating or other rating of financial strength of RMT Partner or any of its Subsidiaries or any of their respective securities; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Effect underlying such Effect, announcement of an Effect has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, an RMT Partner Material Adverse Effect;

provided, further that, with respect to clauses (A), (B), (D) and (F) (excluding any Effect arising from, resulting from or related to COVID-19 or COVID-19 Measures), such Effect shall be taken into account in determining whether an “RMT Partner Material Adverse Effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects RMT Partner and its Subsidiaries (taken as a whole) compared to other companies operating in the industries or markets in which RMT Partner and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

Annex A-11

“RMT Partner Merger Tax Representation Letter” means the representation letter substantially in the form of Exhibit G, with such changes, updates or refinements, consented to by RMT Partner and Remainco (such consent not to be unreasonably withheld, conditioned or delayed), as may be reasonably necessary to reflect any changes in, or clarifications of, facts or Law prior to the Closing, executed by RMT Partner and Merger Sub and dated and effective as of the Closing Date.

“RMT Partner Non-U.S. Benefit Plan” means the RMT Partner Plans maintained outside of the United States primarily for the benefit of RMT Partner Employees working outside of the United States.

“RMT Partner Owned Real Property” means any Owned Real Property owned by RMT Partner or its Subsidiaries.

“RMT Partner Permitted Encumbrances” means the following Liens: (a) Liens disclosed on the RMT Partner Reports; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith or that may thereafter be paid without penalty; (c) statutory and contractual Liens of landlords, lessors or renters and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the Ordinary Course securing obligations or liabilities that are not material to the operations of RMT Partner and its Subsidiaries taken as a whole; (f) defects or imperfections of title, encroachments, easements, declarations, conditions, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances or other defects affecting title to real estate (including any leasehold or other interest therein); (g) Liens not created by RMT Partner or any of its Subsidiaries that affect the underlying fee interest of any leased real property, including master leases or ground leases; (h) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; and (i) any set of facts that an accurate up-to-date survey would show; provided, however, that any item described in clause (f) or (i) of this paragraph is only to be considered an RMT Partner Permitted Encumbrance if it does not materially interfere, individually or in the aggregate, with the ordinary conduct of the operations of the RMT Partner and its Subsidiaries taken as a whole.

“RMT Partner Plan” means any Benefit Plan sponsored or maintained by RMT Partner or any of its Subsidiaries.

“RMT Partner Preferred Stock” means the preferred stock, par value $0.01 per share, of RMT Partner as of immediately following the Charter Amendment Effective Time.

“RMT Partner Programs” means any and all RMT Partner Library Pictures, RMT Partner Works in Progress and RMT Partner Unproduced Properties of RMT Partner and its Subsidiaries.

“RMT Partner Recommendation” means the recommendation by the RMT Partner Board of the approval by the stockholders of RMT Partner of the RMT Partner Share Issuance and the RMT Partner Charter Amendment.

“RMT Partner Registration Statement” means the registration statement on Form S-4 to be filed by RMT Partner with the SEC to effect the registration under the Securities Act of the issuance of the shares of RMT Partner Common Stock that will be received by holders of Spinco Common Stock pursuant to the Merger.

“RMT Partner Series A Common Stock” means the Series A Common Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series A Preferred Stock” means the Series A Convertible Participating Preferred Stock, par value $0.01 per share, of RMT Partner.

Annex A-12

“RMT Partner Series A-1 Preferred Stock” means the Series A-1 Convertible Participating Preferred Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series B Common Stock” means the Series B Common Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series C Common Stock” means the Series C Common Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series C Preferred Stock” means the Series C Convertible Participating Preferred Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series C-1 Preferred Stock” means the Series C-1 Convertible Participating Preferred Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series Preferred Stock” means the preferred stock, par value $0.01 per share, undesignated as to series, of RMT Partner.

“RMT Partner Share Issuance” means the issuance of the shares of RMT Partner Common Stock in accordance with Section 3.1 in an amount equal to the New Issuance.

“RMT Partner Spin Tax Representation Letter” means a Tax representation letter containing customary representations and covenants relevant to the qualification of the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance and any Securities Exchange for the Intended Spin Tax Treatment and Intended Additional Tax Treatment, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to RMT Partner and Remainco Tax Counsel, executed by RMT Partner and Merger Sub and dated and effective as of the Closing Date.

“RMT Partner Stockholder Approval” means the approval of (i) the RMT Partner Share Issuance by the affirmative vote of a majority of the votes cast by holders of Pre-Closing RMT Partner Voting Capital Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, (ii) the RMT Partner Charter Amendment by the affirmative vote of holders of Pre-Closing RMT Partner Voting Capital Stock representing a majority of the votes of outstanding Pre-Closing RMT Partner Voting Capital Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, (iii) the RMT Partner Charter Amendment by the affirmative vote of holders of RMT Partner Series A-1 Preferred Stock representing a majority of the votes of outstanding RMT Partner Series A-1 Preferred Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, (iv) the RMT Partner Charter Amendment by the affirmative vote of holders of RMT Partner Series C-1 Preferred Stock representing a majority of the votes of outstanding RMT Partner Series C-1 Preferred Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose and (v) the RMT Partner Charter Amendment by holders of at least 75% of the outstanding shares of RMT Partner Series B Common Stock at a stockholders’ meeting duly called and held for such purpose or by written consent.

“RMT Partner Superior Proposal” means a unsolicited, bona fide written RMT Partner Acquisition Proposal made after the date of this Agreement that would result in a Person or group, other than Remainco or any of its Subsidiaries or controlled Affiliates (including the Spinco Entities), becoming the beneficial owner of, directly or indirectly, at least 50% of the total voting power of the equity securities of RMT Partner (or of the surviving entity in a merger involving RMT Partner, as applicable) or at least 50% of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries), of RMT Partner that the RMT Partner Board has determined in good faith, after consultation with RMT Partner’s outside legal counsel and financial advisor that (a) if consummated, would result in a transaction more favorable to RMT Partner’s stockholders

Annex A-13

from a financial point of view than the Merger (after taking into account any revisions to the terms of this Agreement proposed by Remainco pursuant to Section 8.3(d)(ii) and the time likely to be required to consummate such RMT Partner Acquisition Proposal), and (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial and regulatory requirements, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the proposal.

“RMT Partner Tax Representation Letters” means the RMT Partner Merger Tax Representation Letter and RMT Partner Spin Tax Representation Letter.

“RMT Partner Unproduced Properties” means those literary, dramatic, or other materials in which RMT Partner and its Subsidiaries Exploit or have the right to Exploit and for which development has not been abandoned as of the date hereof (i) upon which principal photography has not yet commenced on or prior to the date hereof and (ii) which if produced and completed would otherwise constitute RMT Partner Library Pictures.

“RMT Partner Works in Progress” means all literary, dramatic, audio, visual and/or audiovisual works of any kind or character which RMT Partner and its Subsidiaries Exploit or have the right to Exploit, and (i) which have been greenlighted or which are in current production or post-production and have not been abandoned, and (ii) which are not complete and which, if completed, would otherwise constitute RMT Partner Library Pictures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Exchange” means the transfer of Spinco Debt Securities by Remainco to an investment bank in exchange for certain debt obligations of Remainco held by such investment bank as principal for its own account.

“Securities Issuance” means the issuance of Spinco Debt Securities.

“Senior Executive” means, (a) with respect to RMT Partner, the Chief Executive Officer of RMT Partner or his direct reports set forth on Section 11.15(b) of the RMT Partner Disclosure Letter and (b) with respect to Spinco, the most senior officer of the Spinco Business or his direct reports set forth on Section 11.15(b) of the Spinco Disclosure Letter.

“Separation” has the meaning set forth in the Separation and Distribution Agreement.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement, dated as of the date hereof, among Remainco, Spinco and RMT Partner, attached as Exhibit A to this Agreement.

“Separation Date” has the meaning set forth in the Separation and Distribution Agreement.

“Series A-1 Preferred Certificate of Designations” means the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock of RMT Partner.

“Series C-1 Preferred Certificate of Designations” means the Certificate of Designation of Series C-1 Convertible Participating Preferred Stock of RMT Partner.

“Shared Data” means any and all datasets or derived data, to the extent Processed in both the operation of the Remainco Business and the operation of the Spinco Business, during the period commencing on June 14, 2018 and ending on the Separation Date.

Annex A-14

“Significant Spinco Subsidiary” means a Spinco Entity which would constitute Significant Subsidiary of Spinco after giving effect to the Separation.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Spinco Acquisition Proposal” means any proposal or offer relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving any of the Spinco Entities or any acquisition by any Person or group, or any proposal or offer that if consummated would, in each case, result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Spinco Business, in each case other than (a) the Transactions and (b) any proposal or offer relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or any other transaction involving Remainco or any acquisition by any Person or group of, or any proposal or offer involving, the securities of Remainco.

“Spinco Assets” means (a) the Assets (as defined in the Separation and Distribution Agreement) owned by the Spinco Entities but excluding any Remainco Transferred Assets (as defined in the Separation and Distribution Agreement) and (b) the Spinco Transferred Assets (as defined in the Separation and Distribution Agreement).

“Spinco Assumed Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Communications Licenses” means (i) each FCC License made, issued or granted to the Spinco Entities or used by the Spinco Business, (ii) each Foreign License made, issued or granted to the Spinco Entities or used by the Spinco Business, and (iii) all Licenses (other than the FCC Licenses and the Foreign Licenses) used by the Spinco Business or issued or granted to the Spinco Entities by any Governmental Entity, authorizing the applicable Person to provide broadcasting or audio-visual media services, or own, operate or install broadcasting or audio-visual media networks and facilities, including satellites, or to use radio frequencies.

“Spinco Debt Securities” shall mean notes issued by Spinco to Remainco, which notes shall (unless otherwise agreed by Remainco and RMT Partner) have the terms specified in Annex B to the Separation and Distribution Agreement.

“Spinco Employee” has the meaning set forth in the Employee Matters Agreement.

“Spinco Entities” means Spinco and the Spinco Subsidiaries after giving effect to the Separation.

“Spinco IP” means all Intellectual Property and Information Technology used in or necessary for the business of the Spinco Entities.

“Spinco JV” means each Person that is a Spinco Entity that is not wholly owned directly or indirectly by Remainco as of the date of this Agreement.

“Spinco Leased Real Properties” means all Leased Real Property held by the Remainco or any of its Subsidiaries (including the Spinco Entities) and used in the Spinco Business.

“Spinco Leases” means any real property leases, subleases, licenses or other occupancy agreements with respect to any Spinco Leased Real Property, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto.

Annex A-15

“Spinco Library Pictures” means any and all completed audio, visual and/or audiovisual works which the Spinco Entities Exploit or have the right to Exploit, including any motion pictures, films, movies-of-the-week, television programs, shows, series, mini-series, episodes, pilots, specials, documentaries, cartoons, compilations, promotional films, clips, trailers and shorts and any other programs or audio-visual works, whether animated, live action or both, in any form or any medium, whether now known or hereafter developed (including theatrical, videocassette, videodisc and other home video, network, free, cable, pay, satellite, syndication, and/or any other television medium, pay-per-view, video-on-demand, advertising-supported-video-on-demand, subscription on-demand, subscription video-on-demand, electronic sell through, Internet, mobile device and other new media), in each case whether recorded digitally, on film, videotape, cassette, cartridge, disc or on or by any other means, method, process or device, whether now known or hereafter developed.

“Spinco Library Tangible Assets” means all physical properties of, or relating to, any Spinco Program, including prints, negatives, duplicating negatives, fine grains, music and sound effects tracks, master tapes and other duplicating materials of any kind, all various language dubbed and titled versions, prints and negatives of stills, trailers and television spots, all promotions and other advertising, marketing and publicity materials, stock footage, trims, tabs, outtakes, cells, drawings, storyboards, models, sculptures, puppets, sketches, and continuities, including any of the foregoing in the possession, custody or control of the Spinco Entities, or in the possession of their respective assigns or any film laboratories, storage facilities or other Persons.

“Spinco Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities, business or results of operations of the Spinco Business or Spinco and the Spinco Subsidiaries, taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Spinco Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in any jurisdiction in which Spinco, the Spinco Business or the Spinco Subsidiaries has material operations or in which products or services of Spinco, the Spinco Business or the Spinco Subsidiaries are sold;

(B) Effects that are the result of factors generally affecting the industries, markets or geographical areas in which Spinco, the Spinco Business or the Spinco Subsidiaries have material operations;

(C) any changes in the relationship of Spinco, the Spinco Business or any Spinco Subsidiaries, contractual or otherwise, with customers, employees, talent, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Effect that was caused by the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of RMT Partner or its Subsidiaries or any actions expressly required to be taken or to be refrained from being taken pursuant to this Agreement (provided that this clause (C) does not apply in the context of any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the other Transaction Documents, the consummation of the Merger or the other Transactions contemplated hereby);

(D) changes or modifications in accounting standards applicable to Spinco, the Spinco Business or any Spinco Subsidiary, including GAAP, or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(E) any failure by Spinco, the Spinco Business or any Spinco Subsidiary to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Spinco Material Adverse Effect;

(F) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado,

Annex A-16

earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, the existence and impact of COVID-19 on Spinco, the Spinco Business and the Spinco Subsidiaries) or any other force majeure event, or any national or international calamity or crisis or the escalation or worsening of any of the foregoing;

(G) any actions expressly required to be taken or omitted by Remainco or any of its Subsidiaries (including the Spinco Entities) pursuant to this Agreement; or

(H) any Effect or announcement of an Effect affecting the credit rating or other rating of financial strength of Spinco, the Spinco Business or the Spinco Subsidiaries or any of their respective securities; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Effect underlying such Effect, announcement of an Effect has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Spinco Material Adverse Effect;

provided, further that, with respect to clauses (A), (B), (D) and (F) (excluding any Effect arising from, resulting from or related to COVID-19 or COVID-19 Measures), such Effect shall be taken into account in determining whether a “Spinco Material Adverse Effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects the Spinco Business or Spinco and the Spinco Subsidiaries (taken as a whole) compared to other companies operating in the industries or markets in which Spinco, the Spinco Business or the Spinco Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

“Spinco Merger Tax Representation Letter” means the representation letter substantially in the form of Exhibit F, with such changes, updates or refinements, consented to by RMT Partner and Remainco (such consent not to be unreasonably withheld, conditioned or delayed), as may be reasonably necessary to reflect any changes in, or clarifications of, facts or Law prior to the Closing, executed by Spinco and dated and effective as of the Closing Date.

“Spinco Non-U.S. Benefit Plan” means the Spinco Plans maintained outside of the United States primarily for the benefit of Spinco Employees working outside of the United States.

“Spinco Owned Real Property” means any Owned Real Property owned by Remainco or its Subsidiaries (including the Spinco Entities) used in the Spinco Business.

“Spinco Permitted Encumbrances” means the following Liens: (a) Liens disclosed on the Spinco Financial Statements for the year ended December 31, 2020; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith or that may thereafter be paid without penalty; (c) statutory and contractual Liens of landlords, lessors or renters and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the Ordinary Course securing obligations or liabilities that are not material to the operations of the Spinco Business taken as a whole; (f) defects or imperfections of title, encroachments, easements, declarations, conditions, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances or other defects affecting title to real estate (including any leasehold or other interest therein); (g) Liens not created by a Spinco Entity that affect the underlying fee interest of any leased real property, including master leases or ground leases; (h) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; and (i) any set of facts that an accurate up-to-date survey would show; provided, however, that any item described in clause (f) or (i) of this paragraph is only to be considered an Spinco Permitted Encumbrance if it does not materially interfere, individually or in the aggregate, with the ordinary conduct of the operations of the Spinco Entities taken as a whole.

“Spinco Plan” has the meaning set forth in the Employee Matters Agreement.

Annex A-17

“Spinco Programs” means any and all Spinco Library Pictures, Spinco Works in Progress and Spinco Unproduced Properties of the Spinco Entities.

“Spinco Special Cash Payment” has the meaning set forth in the Separation and Distribution Agreement (including any adjustment thereof in connection with the calculation of the “Final Spinco Special Cash Payment” as set forth therein).

“Spinco Spin Tax Representation Letter” means a Tax representation letter containing customary representations and covenants relevant to the qualification of the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance and any Securities Exchange for the Intended Spin Tax Treatment and the Intended Additional Tax Treatment, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Remainco Tax Counsel, executed by Spinco and dated and effective as of the Closing Date.

“Spinco Subsidiaries” means all direct and indirect Subsidiaries of Spinco after giving effect to the Separation.

“Spinco Superior Proposal” means an unsolicited, bona fide written Spinco Acquisition Proposal made after the date of this Agreement that would result in a Person or group, other than RMT Partner or any of its Subsidiaries or controlled Affiliates, becoming the beneficial owner of, directly or indirectly, at least 50% of the consolidated net revenues, net income or total assets (including equity securities of any Spinco Entities) of the Spinco Business that Remainco has determined in good faith, after consultation with its financial advisor, that (a) if consummated, would result in a transaction more favorable to Remainco from a financial point of view than the Merger (after taking into account any revisions to the terms of this Agreement proposed by RMT Partner pursuant to Section 8.2(d)(ii) and the time likely to be required to consummate such Spinco Acquisition Proposal), and (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial and regulatory requirements, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the proposal.

“Spinco Tax Representation Letters” means the Spinco Merger Tax Representation Letter and Spinco Spin Tax Representation Letter.

“Spinco Unproduced Properties” means those literary, dramatic, or other materials in which the Spinco Entities Exploit or have the right to Exploit and for which development has not been abandoned as of the date hereof (i) upon which principal photography has not yet commenced on or prior to the date hereof and (ii) which if produced and completed would otherwise constitute Spinco Library Pictures.

“Spinco Works in Progress” means all literary, dramatic, audio, visual and/or audiovisual works of any kind or character which the Spinco Entities Exploit or have the right to Exploit, and (i) which have been greenlighted or which are in current production or post-production and have not been abandoned, and (ii) which are not complete and which, if completed, would otherwise constitute Spinco Library Pictures.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by, or is, such Person or by one or more of its Subsidiaries; provided that, any efforts required by Remainco with respect to DIRECTV Entertainment Holdings LLC, and any successor entity thereto or Subsidiary thereof, shall be limited to the extent practicable based on Remainco’s Voting and Procurement Rights with respect to such entity.

“Takeover Statute” means a “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax” or “Taxes” has the meaning set forth in the Tax Matters Agreement.

Annex A-18

“Tax Law” has the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement entered into by and among Remainco, Spinco and RMT Partner on the date hereof, attached as Exhibit B to this Agreement.

“Tax Return” has the meaning set forth in the Tax Matters Agreement.

“Tax Ruling” means the Private Letter Ruling or any other private letter ruling or similar advance ruling or clearance from a Taxing authority concerning the transactions contemplated by the Transaction Documents.

“Technology” means tangible embodiments, whether in electronic, written or other media, of Intellectual Property, including designs, documentation (such as bill of materials, build instructions and test reports), schematics, layouts, reports, algorithms, routines, software (including source code and object code), lab notebooks, equipment, processes, prototypes and devices. For clarity, Technology does not include any Intellectual Property itself, or any audio, video or audiovisual programming content.

“Tender Offer Statement” means the tender offer statement on Schedule TO to be filed by Remainco with the SEC if the Distribution is effected in whole or in part as an exchange offer.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Transaction Accounting Principles” means the accounting principles, policies and methodologies set forth on Exhibit E.

“Transaction Documents” means this Agreement, the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the Intellectual Property Matters Agreement, including all annexes, Exhibits, Schedules, attachments and appendices thereto.

“Triggering Event” means the Voting Agreements or the provisions of this Agreement that obligate RMT Partner to hold the RMT Partner Stockholders Meeting are limited or invalidated for any reason, including as a result of a judicial determination that (i) is either a final or interim order and (ii) has been entered and has remained in effect for a period of ten days without being reversed or stayed pending appeal (or, in the case of an order that is not subject to further appeal, on the first Business Day following the entry of the order).

“Utilities Laws” mean local and state Laws regulating the telecommunications business or services.

“Voting and Procurement Rights” means, with respect to any Person, (i) all rights of such Persons as a shareholder, member or partner (or equivalent) of a corporation, company, limited liability company, partnership or other similar entity to vote on the matters of such corporation, company, limited liability company, partnership or other similar entity for which a shareholder, member or partner (or equivalent) is entitled to vote, and (ii) all power to procure that any director or manager (or equivalent) of the corporation, company, limited liability company, partnership or other similar entity appointed by such shareholder, member or partner (or equivalent) and who is also a director or officer of such shareholder, member or partner (or equivalent) vote at meetings of the board of directors or managers (or equivalent) of such corporation, company, limited liability company, partnership or other similar entity in accordance with the directions of such shareholder, member or partner (or equivalent), subject to the fiduciary duties of the relevant director or manager (or equivalent) and applicable Laws.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Annex A-19

EXHIBIT A

SEPARATION AND DISTRIBUTION AGREEMENT

A-1

EXHIBIT B

TAX MATTERS AGREEMENT

B-1

EXHIBIT C

EMPLOYEE MATTERS AGREEMENT

C-1

EXHIBIT D

FORM OF AMENDED RMT PARTNER CHARTER

D-1

EXHIBIT E

TRANSACTION ACCOUNTING PRINCIPLES

E-1

EXHIBIT F

FORM OF SPINCO MERGER TAX REPRESENTATION LETTER

F-1

EXHIBIT G

FORM OF RMT PARTNER MERGER TAX REPRESENTATION LETTER

G-1

EXHIBIT H

FORM OF REMAINCO MERGER TAX OPINION

H-1

EXHIBIT I

TRANSITION SERVICES AGREEMENT TERM SHEET

I-1

Annex B

EXECUTION VERSION

SEPARATION AND DISTRIBUTION AGREEMENT

by and among

AT&T INC.,

MAGALLANES, INC.,

and

DISCOVERY, INC.

Dated as of May 17, 2021

ii

iii

SEPARATION AND DISTRIBUTION AGREEMENT

SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of May 17, 2021, by and among AT&T INC., a Delaware corporation (“Remainco”), MAGALLANES, INC., a Delaware corporation (“Spinco”) and DISCOVERY, INC., a Delaware corporation (“RMT Partner”). Each of Remainco and Spinco is sometimes referred to herein as a “Party” and collectively, as the “Parties.”

W I T N E S S E T H:

WHEREAS, Remainco, acting through itself and its direct and indirect Subsidiaries, currently conducts the Remainco Business and the Spinco Business;

WHEREAS, Remainco intends to assign, transfer, convey and deliver (“Transfer”) the Spinco Transferred Assets to Spinco and other members of the Spinco Group and to cause the Spinco Assumed Liabilities to be assumed by Spinco and other members of the Spinco Group, such that, as of the Spinco Distribution, the Spinco Business is held by members of the Spinco Group; upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Separation, Spinco will make the Spinco Special Cash Payment;

WHEREAS, following the Separation and pursuant to this Agreement, Remainco will distribute to the holders of Remainco Common Stock all of the issued and outstanding shares of Spinco Common Stock (a) by means of a pro rata distribution (the “Spin-Off”) and/or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Remainco Common Stock (the “Exchange Offer”) (to be followed by a Clean-Up Spin-Off);

WHEREAS, immediately following the Spinco Distribution and pursuant to the Merger Agreement, Merger Sub, a wholly owned subsidiary of RMT Partner, shall be merged with and into Spinco, with Spinco as the surviving entity (the “Merger”), all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Contribution, the Spinco Distribution, the Spinco Special Cash Payment, Securities Exchange and the Merger shall qualify for the Intended Tax Treatment and (b) this Agreement together with the Merger Agreement shall constitute a “plan of reorganization” for purposes of Section 368 of the Code;

WHEREAS, the board of directors of Spinco (the “Spinco Board”) has (a) approved and declared advisable this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, including the Separation, the Spinco Distribution and the Merger, (b) determined that this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, including the Separation, the Spinco Distribution and the Merger, are in the best interest of Spinco and its sole stockholder and (c) resolved to recommend the adoption of the Merger Agreement by Remainco, as the sole stockholder of Spinco; and

WHEREAS, the board of directors of Remainco (the “Remainco Board”) has approved this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, including the Separation, the Spinco Distribution and the Merger, subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Spinco Distribution, establish the Record Date and the Spinco Distribution Date, and the effectiveness of the declaration of the Spinco Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in this Agreement).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, each of the Parties and RMT Partner hereby agree as follows:

ARTICLE I

THE SEPARATION

Section 1.1    Transfer of Assets and Assumption of Liabilities.

(a)    Subject to the terms of this Agreement (including Section 1.4 (Commingled Contracts; Certain Transferred Contracts) and Section 1.7 (Nonassignability of Assets)) and effective prior to the Spinco Distribution, substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby):

(i)    Transfer and Assignment of Spinco Transferred Assets. Remainco will Transfer (or will cause each of its applicable Subsidiaries to Transfer) to Spinco or the applicable member(s) of the Spinco Group (which shall accept) all of Remainco’s and its applicable Subsidiaries’ respective right, title and interest in and to all Spinco Transferred Assets (it being understood and agreed that any Spinco Transferred Assets already held by a member of the Spinco Group shall not require any separate Transfer and will continue to be held by such member of the Spinco Group); and

(ii)    Acceptance and Assumption of Spinco Assumed Liabilities. In exchange for the Contribution (without giving effect to the Assumption of the Spinco Assumed Liabilities included in the definition of “Contribution”), (A) Spinco and/or one or more of its Subsidiaries shall accept, assume, agree to pay, discharge, fulfill, and, to the extent applicable, comply with and defend on a timely basis (“Assume”), all of the Spinco Assumed Liabilities in accordance with their respective terms (and shall be responsible for all Spinco Assumed Liabilities), regardless of (1) when or where such Liabilities arose or arise, (2) whether the facts on which they are based occurred on, prior to or subsequent to the Spinco Distribution, (3) when, where or against whom such Liabilities are asserted or determined or the Person that incurred or holds the Spinco Assumed Liability (provided, however, that nothing contained herein shall preclude or inhibit Spinco from asserting against Persons who do not constitute Remainco Indemnitees any defenses available to the Person that incurred or holds such Spinco Assumed Liability), (4) whether asserted or determined on, prior to or subsequent to the Spinco Distribution, or (5) whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or the Spinco Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates, (B) Spinco shall issue to Remainco additional shares of Spinco Common Stock such that the number of shares of Spinco Common Stock then outstanding shall be equal to the number of shares of Spinco Common Stock necessary to effect the Spinco Distribution, (C) Spinco shall, in accordance with Section 8.19(k) of the Merger Agreement, (i) (x) issue to Remainco the Spinco Debt Securities or (y) if a borrowing is made by Spinco pursuant to Section 8.19(k)(ii) of the Merger Agreement, distribute to Remainco all or a portion of the cash proceeds of such borrowing by wire payment of immediately available funds substantially concurrently with the Spinco Special Cash Payment, (ii) use all or a portion of the cash proceeds of such borrowing to purchase assets of the Spinco Business from Remainco, or (iii) a combination of clauses (i) and (ii); and (D) Spinco shall make a cash distribution to Remainco in the amount of the Spinco Special Cash Payment by wire payment of immediately available funds.

(iii)    Transfer and Assignment of Remainco Transferred Assets. Remainco will cause the applicable members of the Spinco Group to Transfer to the applicable member(s) of the Remainco Group (which shall accept) all of such members of the Spinco Group’s right, title and interest in and to all Remainco Transferred Assets (it being understood and agreed that any Remainco Transferred Assets already held by a member of the Remainco Group shall not require any separate Transfer and will continue to be held by such member of the Remainco Group); and

(iv)    Acceptance and Assumption of Remainco Assumed Liabilities. Remainco and/or one or more of its Subsidiaries designated by Remainco (other than any member of the Spinco Group) shall

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Assume all of the Remainco Assumed Liabilities of members of the Spinco Group in accordance with their respective terms, regardless of (1) when or where such Liabilities arose or arise, (2) whether the facts on which they are based occurred on, prior to or subsequent to the Spinco Distribution, (3) when, where or against whom such Liabilities are asserted or determined or the Person that incurred or holds the Remainco Assumed Liability (provided, however, that nothing contained herein shall preclude or inhibit Remainco from asserting against Persons who do not constitute Spinco Indemnitees any defenses available to the Person that incurred or holds such Remainco Assumed Liability), (4) whether asserted or determined on, prior to or subsequent to the Spinco Distribution or (5) whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or the Spinco Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b)    The Parties acknowledge and agree that, except for such rights as are otherwise expressly provided in this Agreement or any Ancillary Agreements, none of Spinco or any member of the Spinco Group shall acquire or be permitted to retain any direct or indirect right, title or interest in any Remainco Transferred Assets through the Transfer of all of the authorized and outstanding equity interests in the members of the Spinco Group and that if any of the members of the Spinco Group owns, leases or has the right to use any such Remainco Transferred Assets, all such rights, title and interests in such Remainco Transferred Assets shall be Transferred to Remainco at or prior to the Spinco Distribution pursuant to this Section 1.1 or, following the Spinco Distribution, as contemplated by Section 1.7 or Section 1.8.

(c)    Each of Spinco and Remainco hereby waives, on behalf of itself and each of the members of its Group, compliance by each member of the other Party’s respective Group with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Assets to any member of the Spinco Group or the Remainco Group, as applicable.

(d)    In furtherance of the Transfer of Spinco Transferred Assets and the Assumption of Spinco Assumed Liabilities provided for in Section 1.1(a)(i) and Section 1.1(a)(ii), on or prior to the Spinco Distribution Date (and thereafter in accordance with, and subject to the terms and restrictions of, Section 1.8): (i) Remainco shall prepare, execute, deliver and record (as applicable), and shall cause the applicable members of its Group to prepare, execute, deliver and record (as applicable), such Conveyancing and Assumption Instruments as and to the extent reasonably necessary or appropriate to evidence the Transfer of all of Remainco’s and the members of the Remainco Group’s right, title and interest in and to the Spinco Transferred Assets to the applicable members of the Spinco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Remainco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)), including an agreement not to bring any claims against each other under or relating to such Conveyancing and Assumption Instruments other than pursuant to this Agreement or an Ancillary Agreement and (ii) Spinco shall prepare, execute, deliver and record (as applicable) such Conveyancing and Assumption Instruments (in each case in a form that is consistent with the terms and conditions of this Agreement, required by applicable Law to record or register transfer of title in each applicable jurisdiction, or otherwise customary in the jurisdiction in which the relevant Liabilities are located and reasonably acceptable to the Parties and RMT Partner) as and to the extent reasonably necessary to evidence the valid and effective assumption of the Spinco Assumed Liabilities by the applicable members of the Spinco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Spinco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such

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Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)). Notwithstanding anything herein to the contrary, no quitclaim deed shall be used as a Conveyancing and Assumption Instrument.

(e)    In furtherance of the Transfer of Remainco Transferred Assets and the Assumption of Remainco Assumed Liabilities provided for in Section 1.1(a)(iii) and Section 1.1(a)(iv), prior to or on the Spinco Distribution Date: (i) Spinco shall execute and deliver, and shall cause any applicable members of the Spinco Group to prepare, execute, deliver and record (as applicable), such Conveyancing and Assumption Instruments as and to the extent reasonably necessary or appropriate to evidence the Transfer of all of Spinco’s and the members of its Group’s right, title and interest in and to the Remainco Transferred Assets to the applicable members of the Remainco Group (other than Spinco and the Spinco Group) (it being agreed and understood that no such Conveyancing and Assumption Instrument shall require Spinco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)), including an agreement not to bring any claims against each other under or relating to such Conveyancing and Assumption Instruments other than pursuant to this Agreement or an Ancillary Agreement and (ii) Remainco shall prepare, execute, deliver and record (as applicable) such Conveyancing and Assumption Instruments (in each case in a form that is consistent with the terms and conditions of this Agreement, required by applicable Law to record or register transfer of title in each applicable jurisdiction, and otherwise customary in the jurisdiction in which the relevant Liabilities are located and reasonably acceptable to the Parties and RMT Partner) as and to the extent reasonably necessary to evidence the valid and effective assumption of the Remainco Assumed Liabilities by the applicable members of the Remainco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Remainco or any of its Affiliates to make any representations or warranties express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)). Notwithstanding anything herein to the contrary, no quitclaim deed shall be used as a Conveyancing and Assumption Instrument.

(f)    For a period ending on the earlier of (i) twenty-four (24) months after the Spinco Distribution and (ii) thirty-six (36) months after the date of this Agreement, each Party shall, and shall cause each member of its respective Group to, use commercially reasonable efforts to obtain, as promptly as practicable, the required Consents for the Transfer of any Remainco Transferred Asset or Spinco Transferred Asset as contemplated by this Agreement. In connection with the foregoing, Remainco, Spinco and RMT Partner agree to provide such evidence as to financial capability, resources, and creditworthiness of Remainco, Spinco and RMT Partner as may be reasonably requested by any Third Party whose Consent is sought hereunder. In no event shall (A) any of Remainco or RMT Partner (or any of their respective Affiliates) be required to make any non-de minimis payment, incur any non-de minimis Liability, commence any litigation or make any non-de minimis concession (financial or otherwise) to obtain any Consents of Third Parties contemplated by this Agreement and (B) prior to the Spinco Distribution, Spinco or any of its Subsidiaries be required to make any material payments, incur any material Liability, commence any litigation or make any material financial concessions to obtain any Consents of Third Parties contemplated by this Agreement. If, in connection with the foregoing, the Consent of any Third Party (other than a Governmental Entity) is required under the terms of a Contract, annual spend by the Spinco Business with respect to such Contract is greater than fifty million dollars ($50,000,000) and in connection with obtaining such Consent the payments by the Spinco Business would increase in a material amount relative to the existing terms of the Contract (other than as a result of the loss of any volume or similar discount), no member of the Remainco Group or Spinco Group shall modify or amend such Contract without the prior written consent of

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RMT Partner, which consent shall not be unreasonably withheld, delayed or conditioned. Prior to the Spinco Distribution, Remainco shall keep RMT Partner reasonably informed and furnish RMT Partner with information relating to the Consents on a reasonably current basis. Notwithstanding anything herein to the contrary, no Contract or other Asset shall be Transferred if it would violate applicable Law or, in the case of any Contract, the rights of any Third Party to such Contract; provided that Section 1.4 and Section 1.7, to the extent provided therein, shall apply thereto.

Section 1.2    Separation Plan; Separation Committee.

(a)    As promptly as reasonably practicable after the date hereof (and no later than ninety (90) days after the date hereof), Remainco shall deliver to RMT Partner a preliminary separation plan depicting (i) each material internal restructuring step Remainco proposes to undertake in connection with the Separation of the Spinco Business from the Remainco Business, (ii) a list of any Consents required in connection with (x) the Separation and (y) the Spinco Distribution, in each cases of clauses (x) and (y), where the failure to obtain such Consent would reasonably be expected to be material to the Spinco Business taken as a whole, (iii) a list and copies (to the extent such contracts are in written form) of any Commingled Contracts, Dual-Use Contracts, Intergroup Contracts and proposed Continuing Arrangements and (iv) a list of the Credit Support Instruments that, pursuant to Section 1.10, will be replaced by the Parties (the “Preliminary Separation Plan”). RMT Partner shall have a period of ninety (90) days from the date Remainco delivers the Preliminary Separation Plan to review and comment on such Preliminary Separation Plan (the “Preliminary Separation Plan Review Period”). In the thirty (30) day period following the Preliminary Separation Plan Review Period, Remainco and RMT Partner shall negotiate in good faith regarding any amendments, modifications or supplements to the Preliminary Separation Plan proposed by RMT Partner, and Remainco and RMT Partner shall consider, in each case, (I) operational considerations, (II) Tax efficiencies and (III) the relative benefits and burdens to each of them in connection with the proposed amendment, modification or supplement thereto (including considering the cumulative effects of each restructuring step on each of RMT Partner and Remainco); provided that the Parties shall not be required to agree to any change that would reasonably be expected to prevent, materially delay or materially impair the receipt of the Private Letter Ruling or that would be inconsistent with the covenants set forth in the Tax Matters Agreement. At the end of the thirty (30) day period following the Preliminary Separation Plan Review Period, Remainco shall revise the Preliminary Separation Plan to reflect Remainco and RMT Partner’s agreement on RMT Partner’s proposed amendments, modifications or supplements to the Preliminary Separation Plan (such updated plan, and such plan as it may be further amended, modified or supplemented in accordance with this Section 1.2(a), the “Separation Plan”). The Separation Plan shall thereafter be subject to amendment, modification or supplement by Remainco; provided, that no change which adversely affects Spinco or RMT Partner in a material manner may be made to the Separation Plan unless RMT Partner provides prior written consent (not to be unreasonably withheld, conditioned or delayed, including if withholding, conditioning or delaying such consent would be inconsistent with the covenants of RMT Partner set forth in the Tax Matters Agreement). In furtherance of the evaluation, development and implementation of the Preliminary Separation Plan, the Separation Plan and any amendments, modifications or supplements thereto, Remainco shall provide RMT Partner with all Information reasonably requested by RMT Partner in connection with its review of the Preliminary Separation Plan, the Separation Plan and any amendments, modifications or supplements thereto.

(b)    To the extent permitted by applicable Law, as promptly as reasonably practicable after the date hereof Remainco and RMT Partner shall form a separation committee (the “Separation Committee”) comprised of three (3) members appointed by Remainco and three (3) members appointed by RMT Partner, which Separation Committee shall discuss and monitor the implementation of the transactions set forth in the Separation Plan. The members of the Separation Committee appointed by Remainco shall ensure that the members of the Separation Committee appointed by RMT Partner are kept reasonably informed with respect to the implementation of the Separation Plan and with the overall progress of the Separation, and Remainco shall consult in good faith with RMT Partner regarding any timely and reasonable input from the members of the Separation Committee appointed by RMT Partner with respect thereto. Following the appointment of the members after the date hereof, and until the Spinco Distribution, the Separation Committee will meet at least

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once per month on a date mutually acceptable to the members, and the Separation Committee may have additional meetings from time to time if the members so elect. All such meetings will be held telephonically unless otherwise agreed between the members. The Separation Committee shall put in place all such processes as may be required to ensure that no information is exchanged that would be prohibited by applicable Law.

Section 1.3    Calculation of and Adjustments to the Spinco Special Cash Payment.

(a)    Estimated Statement. No earlier than fifteen (15) Business Days and no later than ten (10) Business Days prior to the anticipated Spinco Distribution Date, Remainco shall prepare and deliver to Spinco and RMT Partner a written statement (the “Estimated Statement”) setting forth in reasonable detail Remainco’s good faith estimates of the amounts of (i) Net Working Capital (“Estimated Net Working Capital”), (ii) Spinco Indebtedness (“Estimated Spinco Indebtedness”), (iii) the Spinco Expense Reimbursement (“Estimated Spinco Expense Reimbursement”), (iv) the Spinco Special Cash Payment, (v) the Spinco Business Expenditure Amount (“Estimated Spinco Business Expenditure Amount”), (vi) the Spinco Business Asset Conversion Amount (“Estimated Spinco Business Asset Conversion Amount”), (vii) the Additional Bridge Funding Tax Sharing Amount (“Estimated Additional Bridge Funding Tax Sharing Amount”), (viii) if an RMT Partner Special Election is made by RMT Partner pursuant to Section 8.19(k) of the Merger Agreement, the Excess Tax Liability Amount (“Estimated Excess Tax Liability Amount”) and (ix) the Final Closing Reduction Amount (“Estimated Final Closing Reduction Amount”). Remainco will reasonably cooperate with Spinco and RMT Partner and their representatives in connection with their review of the Estimated Statement, including by (x) providing information reasonably necessary or useful in connection with their review of the Estimated Statement as reasonably requested by Spinco or RMT Partner, (y) reasonably considering in good faith any revisions to the Estimated Statement proposed by Spinco or RMT Partner and (z) revising the Estimated Statement to reflect any changes mutually agreed by Remainco, Spinco and RMT Partner at least one (1) Business Day prior to the Spinco Distribution. The Estimated Statement shall be prepared in accordance with the Accounting Principles and substantially in the format set forth in the form thereof included with the Accounting Principles. The process described in this Section 1.3 is not intended to permit the introduction of (including by the Accounting Expert, if applicable) different accounting methodologies, practices, estimation techniques, assumptions or principles to the preparation of the Estimated Statement or the Closing Statement from those set forth in the Accounting Principles (to the extent applicable).

(b)    Closing Statement.

(i)    No later than one hundred and twenty (120) days following the Spinco Distribution Date (the “Closing Statement Preparation Period”), Spinco shall prepare and deliver to Remainco a written statement (the “Closing Statement”) setting forth in reasonable detail Spinco’s good faith calculation of (i) Net Working Capital, (ii) Spinco Indebtedness, (iii) the Spinco Expense Reimbursement, (iv) the Spinco Special Cash Payment, (v) the Spinco Business Expenditure Amount, (vi) the Spinco Business Asset Conversion Amount, (vii) the Additional Bridge Funding Tax Sharing Amount, (viii) if an RMT Partner Special Election is made by RMT Partner pursuant to Section 8.19(k) of the Merger Agreement, the Excess Tax Liability Amount and (ix) the Final Closing Reduction Amount. The Closing Statement shall be prepared in accordance with the Accounting Principles and substantially in the format set forth in the form thereof included with the Accounting Principles. From the start of the Closing Statement Preparation Period through the Engagement Deadline (as defined below), Remainco shall provide reasonable access to the personnel and the books and records and other financial information as Spinco may reasonably request for the purpose of preparing the Closing Statement and provide reasonable cooperation to Spinco and their representatives in connection therewith; provided that such access shall be in a manner that does not interfere with the normal business operations of the Remainco Group; provided, further, that such access shall not include any access to consolidated, combined, unitary or similar Tax Returns including Remainco (other than such Tax Returns relating solely to the Spinco Group) or other Tax information that does not relate solely to the Spinco Group or the Spinco Assets.

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(ii)    If (x) Remainco does not object to Spinco’s proposed Closing Statement by delivering a written notice of objection (a “Notice of Objection”) to Spinco within sixty (60) days following delivery thereof to Remainco (the “Objection Period”) or (y) Remainco has accepted Spinco’s proposed Closing Statement in writing, Spinco’s calculations, including the calculation of Net Working Capital, Spinco Indebtedness, Spinco Expense Reimbursement, the Spinco Special Cash Payment, the Spinco Business Expenditure Amount, the Spinco Business Asset Conversion Amount, the Additional Bridge Funding Tax Sharing Amount, the Excess Tax Liability Amount and the Final Closing Reduction Amount shall be deemed final and binding. The Notice of Objection delivered within the Objection Period pursuant to this Section 1.3(b)(ii) shall set forth Remainco’s objections to the Closing Statement in reasonable detail describing each objection (with reference to the applicable account description) and specifying the amount that Remainco believes is the accurate amount for each disputed item, with supporting materials together with an alternative Closing Statement, as applicable. During the Objection Period, Spinco shall provide reasonable access to the personnel and books and records and other financial information relating to the Closing Statement as Remainco may reasonably request for the purpose of reviewing the Closing Statement and preparing a Notice of Objection; provided that such access shall be in a manner that does not interfere with the normal business operations of the Spinco Group.

(iii)    If Remainco delivers a Notice of Objection to Spinco within the Objection Period, then any element of Spinco’s proposed Closing Statement that is not in dispute under such Notice of Objection at the expiration of the Objection Period shall be deemed final and binding for purposes of this Section 1.3(b)(iii). Any disputed elements of the proposed Closing Statement (“Disputed Adjustment Amounts”) shall be resolved as set forth in this Section 1.3.

(1)    The Parties shall, during the thirty (30) day period following Spinco’s receipt of Remainco’s Notice of Objection (or such longer period as may be agreed by the Parties (such period, the “Good Faith Resolution Period”)), use good faith efforts to resolve the Disputed Adjustment Amounts listed in such Notice of Objection. If the Disputed Adjustment Amounts have not been resolved and such resolution documented by Remainco in a revised version of the Closing Statement within the Good Faith Resolution Period, the Parties shall, no later than the thirtieth (30th) day following the last day of the Good Faith Resolution Period (such day, the “Engagement Deadline”), jointly engage Deloitte Touche Tohmatsu Limited or another impartial nationally recognized firm of independent certified public accountants if mutually agreed in writing by the Parties (the “Accounting Expert”) who, acting as experts and not arbitrators, shall resolve the Disputed Adjustment Amounts and make any applicable adjustments to Net Working Capital, Spinco Indebtedness, Spinco Expense Reimbursement, the Spinco Special Cash Payment, the Spinco Business Expenditure Amount, the Spinco Business Asset Conversion Amount, the Additional Bridge Funding Tax Sharing Amount, the Excess Tax Liability Amount, the Final Closing Reduction Amount and the Closing Statement for purposes of Section 1.3. The Parties shall execute any customary agreement reasonably required by the Accounting Expert for its engagement hereunder. As promptly as practicable following the Engagement Deadline, and in any event within five (5) Business Days following such date, the Parties shall each submit (A) a summary of their respective positions regarding the Disputed Adjustment Amounts in separate written documents, (B) the Notice of Objection, (C) Spinco’s proposed Closing Statement, (D) the Accounting Principles and (E) a copy of this Agreement to the Accounting Expert. Each of the Parties shall be entitled to submit to the Accounting Expert a rebuttal to the other’s initial summary submission within fifteen (15) days of the engagement of the Accounting Expert, which rebuttal shall be delivered to the other Party simultaneously with the submission to the Accounting Expert. Neither Party shall make or permit its Affiliates or representatives to make any additional submission to the Accounting Expert, except in response to requests for additional information from the Accounting Expert.

(2)    Within thirty (30) days of the Engagement Deadline, the Accounting Expert shall render a decision regarding the Disputed Adjustment Amounts in accordance with this

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Section 1.3(b)(iii)(2). In making such decision, the Accounting Expert shall be bound by the Accounting Principles and the terms of this Agreement, shall only resolve the Disputed Adjustment Amounts, shall make all adjustments regardless of materiality and shall not assign a value to any such Disputed Adjustment Amount outside the range of values assigned to such Disputed Adjustment Amount in the Closing Statement and the Notice of Objection, respectively. The Accounting Expert shall not conduct an independent investigation but shall instead base its determination on the written submissions of the Parties delivered pursuant to this Section 1.3 with respect to the Disputed Adjustment Amounts.

(3)    The Accounting Expert’s resolution of the Disputed Adjustment Amounts and its adjustments to the Closing Statement, Net Working Capital, Spinco Indebtedness, Spinco Expense Reimbursement, the Spinco Special Cash Payment, the Spinco Business Expenditure Amount, the Spinco Business Asset Conversion Amount, the Additional Bridge Funding Tax Sharing Amount, the Excess Tax Liability Amount and the Final Closing Reduction Amount set forth therein shall be, absent manifest error, final, conclusive and binding upon the Parties for purposes of this Section 1.3. The Accounting Expert shall act as an expert, and not as an arbitrator, for the limited purpose of determining the resolution of the Disputed Adjustment Amounts and adjustments to the Closing Statement, Net Working Capital, Spinco Indebtedness, Spinco Expense Reimbursement, the Spinco Special Cash Payment, the Spinco Business Expenditure Amount, the Spinco Business Asset Conversion Amount, the Additional Bridge Funding Tax Sharing Amount, the Excess Tax Liability Amount and the Final Closing Reduction Amount and may not award damages, interest or penalties to any Party with respect to any matter. The Accounting Expert, once appointed, shall have no ex parte communications with the Parties. All communications between any Party and the Accounting Expert shall be conducted in writing, with copies sent simultaneously to the other Party in writing.

(4)    The costs and expenses of the Accounting Expert shall be allocated between Remainco and Spinco based upon the percentage of the contested amount submitted to the Accounting Expert that is ultimately awarded to Remainco on the one hand or Spinco on the other hand, such that Spinco bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Remainco, and Remainco bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Spinco.

(c)    Not later than five (5) Business Days after the determination of the Final Spinco Special Cash Payment pursuant to Section 1.3(b), a payment by wire transfer of immediately available funds in respect thereof shall be made as follows:

(i)    if the Final Spinco Special Cash Payment is greater than the Spinco Special Cash Payment, then an amount equal to such excess shall be paid by Spinco to Remainco;

(ii)    if the Final Spinco Special Cash Payment equals the Spinco Special Cash Payment, then neither Party shall pay any amounts to the other pursuant to this Section 1.3(c); and

(iii)    if the Spinco Special Cash Payment is greater than the Final Spinco Special Cash Payment, then an amount equal to such excess shall be paid by Remainco to Spinco.

(d)    Not later than five (5) Business Days after the determination of the Final Spinco Business Asset Conversion Amount pursuant to Section 1.3(b), Remainco shall pay Spinco an amount equal to the Final Spinco Business Asset Conversion Amount, if any (as determined in accordance with Section 1.3(b)) by wire transfer of immediately available funds.

(e)    Not later than five (5) Business Days after the determination of the Final Spinco Business Expenditure Amount pursuant to Section 1.3(b), a payment by wire transfer of immediately available funds in respect thereof shall be made as follows:

(i)    if the Final Spinco Business Expenditure Amount is greater than the Spinco Business Expenditure Target Amount, then an amount equal to such excess shall be paid by Spinco to Remainco;

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(ii)    if the Final Spinco Business Expenditure Amount equals the Spinco Business Expenditure Target Amount, then neither Party shall pay any amounts to the other pursuant to this Section 1.3(e); and

(iii)    if the Spinco Business Expenditure Target Amount is greater than the Final Spinco Business Expenditure Amount, then an amount equal to such excess shall be paid by Remainco to Spinco.

(f)    Notwithstanding anything to the contrary set forth herein, other than with respect to intentional fraud, the process set forth in this Section 1.3 shall be the sole and exclusive remedy of the Parties for any disputes related to items required to be included or reflected in the calculation of the Final Spinco Special Cash Payment. No Indemnitee may recover Indemnifiable Losses under Article V to the extent such Indemnifiable Losses are specifically taken into account in the calculation of the Final Spinco Special Cash Payment pursuant to this Section 1.3.

(g)    Spinco shall not over-allocate marketing expenses for the Global HBO/HBO Max Business to Remainco with the intent to alter the adjustment set forth in Section 1.3(e).

Section 1.4    Commingled Contracts; Dual-Use Contracts; Certain Transferred Contracts.

(a)    Treatment of Commingled Contracts. Prior to the Spinco Distribution and until the date that is twenty-four (24) months after the Spinco Distribution, to the extent (i) the rights and obligations (or comparable services) under such Commingled Contract have not been or are not contemplated to be provided to the Spinco Group pursuant to an Ancillary Agreement, (ii) replacement contracts, contract rights, bids, purchase orders or other agreements for such Commingled Contract have not yet been obtained or are not contemplated to be obtained pursuant to the Ancillary Agreements or this Agreement, and (iii) requested by Spinco, Remainco shall use its commercially reasonable efforts to assist Spinco (in each case with effect following the Spinco Distribution) (A) to establish replacement contracts, contract rights, bids, purchase orders or other agreements with respect to the Spinco Business with any Third Party which is a counterparty to any Commingled Contract, (B) to assign to a member of the Spinco Group the rights and obligations under such Commingled Contract to the extent related to the Spinco Business, so that Remainco and Spinco or the members of their respective Groups shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses or (C) to establish reasonable and lawful arrangements designed to provide the Spinco Group with the rights and obligations under such Commingled Contract to the extent related to the Spinco Business; provided, however, that Remainco makes no representation or warranty that any Third Party shall consent to any such assignment or agree to enter into any such contract, contract right, bid, purchase order or other agreement with any member of the Spinco Group on the existing terms of the applicable Commingled Contract or at all. Neither Remainco nor its Affiliates shall be required to expend any non-de minimis unreimbursed money, commence any litigation or offer or grant any non-de minimis unreimbursed accommodation (financial or otherwise) to any Third Party to fulfill its obligation under this Section 1.4(a).

(b)    Treatment of Dual-Use Contracts. Prior to the Spinco Distribution and until the date that is twenty-four (24) months after the Spinco Distribution, to the extent (i) the rights and obligations (or comparable services) under any Dual-Use Contract have not been or are not contemplated to be provided to Remainco pursuant to an Ancillary Agreement, (ii) replacement contracts, contract rights, bids, purchase orders or other agreements for such Dual-Use Contract to the extent related to the Remainco Business have not yet been obtained or are not contemplated to be obtained pursuant to the Ancillary Agreements or this Agreement, and (iii) requested by Remainco, Spinco shall use its commercially reasonable efforts to assist Remainco (in each case with effect following the Spinco Distribution) (A) to establish replacement contracts, contract rights, bids, purchase orders or other agreements with respect to the Remainco Business with any Third Party which is a counterparty to any Dual-Use Contract, (B) to assign to Remainco or its Affiliates (other than any member of the Spinco Group) the rights and obligations under any Dual-Use Contract to the extent related to the Remainco Business, so that Remainco and Spinco or the members of their respective Groups shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses or (C) to establish reasonable and lawful arrangements designed to provide the Remainco Group with the rights and

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obligations under such Dual-Use Contract to the extent related to the Remainco Business; provided, however, that Spinco makes no representation or warranty that any Third Party shall consent to any such assignment or agree to enter into any such contract, contract right, bid, purchase order or other agreement with Remainco or such an Affiliate thereof on the existing terms of the applicable Dual-Use Contract or at all. Neither Spinco nor its Affiliates shall be required to expend any non-de minimis unreimbursed money, commence any litigation or offer or grant any non-de minimis unreimbursed accommodation (financial or otherwise) to any Third Party to fulfill its obligation under this Section 1.4(b).

(c)    From and after the Spinco Distribution, the Party to whose Group a Commingled Contract or Dual-Use Contract has been allocated shall, or shall cause the other members of its Group to (x) use commercially reasonable efforts to enforce at another Party’s (or relevant member of its Group’s) request, or allow another Party’s Group to enforce in a commercially reasonable manner, any rights of the Party or its Group under such Commingled Contract or Dual-Use Contract against any other Persons, (y) not waive any rights under such Commingled Contract or Dual-Use Contract to the extent related to the Business, Assets or Liabilities of such other Party’s Group, (z) subject to the terms and conditions of such underlying Contract (A) not terminate (or consent to be terminated by the counterparty) such Commingled Contract or Dual-Use Contract except in connection with (1) the expiration of such Contract in accordance with its terms (it being understood, for the avoidance of doubt, that sending a notice of non-renewal to the counterparty to such Contract in accordance with the terms of such Contract is expressly permitted) or (2) a partial termination of such Contract that would not reasonably be expected to impact any rights under such Contract related to the Business, Assets or Liabilities of such other Party, (B) not amend, modify or supplement such Commingled Contract or Dual-Use Contract in a manner material (relative to the existing rights and obligations related to such other Party’s Business, Assets or Liabilities under such Contract) and adverse to the Business, Assets or Liabilities of such other Party or any member of its Group and (C) provide written notice to the applicable other Party as soon as reasonably practicable after receipt of any notice of breach received from a counterparty to any Contract that constitutes such Commingled Contract or Dual-Use Contract and that would reasonably be expected to impact the other Group. From and after the Spinco Distribution, as applicable, if a member of a Group delivers a notice pursuant to clause (C) of the preceding sentence, the Parties shall consult with respect to the actions proposed to be taken regarding the alleged breach. If a Group (the “Notifying Party”) sends to a counterparty to a Commingled Contract or Dual-Use Contract a formal notice of breach of such Commingled Contract or Dual-Use Contract that would reasonably be expected to impact another Group, the Notifying Party shall provide written notice to the other Party as soon as reasonably practicable, and the Parties shall consult with each other regarding such alleged breach. In addition, the Party retaining any Commingled Contract or Dual-Use Contract or any Liability thereunder (or relevant member of its Group) shall or shall cause such member of its Group to treat such Commingled Contract, Dual-Use Contract or Liability in the ordinary course of business in accordance with past practice.

(d)    The Party (or relevant member of its Group) retaining any Commingled Contract or Dual-Use Contract or any Liability pursuant to this Section 1.4 shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party (or relevant member of its Group) entitled to the benefits of such Commingled Contract or Dual-Use Contract or the Person intended to be subject to such Liabilities, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be reasonably promptly reimbursed by the Party (or relevant member of its Group) entitled to the benefits such Commingled Contract or Dual-Use Contract or the Person intended to be subject to such Liability.

Section 1.5    Intergroup Accounts; Intercompany Accounts. Except as set forth in Section 5.1(c), any and all intercompany receivables, payables, loans and balances between any member of the Remainco Group, on the one hand, and the Spinco Group, on the other hand (collectively, the “Intergroup Accounts”), as of immediately prior to the Spinco Distribution shall be satisfied and/or settled in full by means of a cash payment, dividend, capital contribution, a combination of the foregoing, or otherwise cancelled and terminated or extinguished, in each case, substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby), prior to the Spinco Distribution. Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be reasonably necessary to acknowledge the foregoing.

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Section 1.6    Intergroup Contracts.

(a)    Except as set forth in Section 1.6(b), no Party or any other member of its Group shall be liable to any other Party or any other member of such other Party’s Group based upon, arising out of or resulting from any Contract, arrangement, course of dealing or understanding existing on or prior to the Spinco Distribution (other than the Transaction Agreements, the Continuing Arrangements and the Conveyancing and Assumption Instruments) and each Party (on behalf of itself and each other member of its Group) hereby terminates, substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby), any and all Contracts, arrangements, course of dealings or understandings between or among it or any of its other Group members, on the one hand, and any other Party or any of its respective Group members, on the other hand (collectively, the “Intergroup Contracts”), effective as of the Spinco Distribution (other than the Transaction Agreements, the Continuing Arrangements, and the Conveyancing and Assumption Instruments). For the avoidance of doubt, Intergroup Contracts shall include Contracts between a member of the Spinco Group and Remainco or an Affiliate of Remainco (other than a member of the Spinco Group). No such terminated Contract, arrangement, course of dealing or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Spinco Distribution. The Parties shall, and shall cause the other members of their respective Groups to, execute and deliver such agreements, instruments and other papers as may be required to evidence the termination of any such Contract, arrangement, course of dealing or understanding pursuant to this Section 1.6(a) if so requested by a Party.

(b)    The provisions of Section 1.6(a) shall not apply to any of the following Contracts, arrangements, course of dealings or understandings (or to any of the provisions thereof): any agreements, arrangements, commitments or understandings to which any Person other than the Parties and their respective Affiliates is a Party (it being understood that (x) to the extent that the rights and obligations of the Parties and the members of their respective Groups under any such Contracts constitute Remainco Transferred Assets or Remainco Assumed Liabilities or Spinco Transferred Assets or Spinco Assumed Liabilities, such Contracts shall be assigned or retained pursuant to this Article I and (y) the obligations of any member of a Group to any other Group under such Agreement shall be deemed terminated as of the time of the Spinco Distribution with no further liability to any Group as a result thereof).

(c)    If any Contract, arrangement, course of dealing or understanding is terminated in whole or in part pursuant to Section 1.6(a) or Section 1.6(b), and, but for the mistake or oversight of any Party (excluding, for the avoidance of doubt, any intentional omission), would have been listed as a Continuing Arrangement and is reasonably necessary for such affected Party to be able to continue to operate its Business in substantially the same manner in which such Businesses were operated immediately prior to the Spinco Distribution, then, at the request of such affected Party made within six (6) months following the Spinco Distribution Date, the Parties shall negotiate in good faith for a period of thirty (30) days (or such longer period as the Parties may agree) to determine whether and to what extent (including the terms and conditions relating thereto), if any, notwithstanding such termination, such Contract, arrangement, course of dealing or understanding should continue, or as appropriate, be re-instated, following the Spinco Distribution.

Section 1.7    Nonassignability of Assets.

(a)    Notwithstanding anything to the contrary set forth herein, except with respect to Commingled Contracts and Dual-Use Contracts (which are addressed in Section 1.4), to the extent that the Transfer or attempted Transfer or Assumption or attempted Assumption contemplated by Article I is (i) prohibited by any applicable Law or (ii) without a Consent would (A) constitute a breach or other contravention of such Asset or Liability, (B) subject a Party or any of their respective officers, directors, agents or Affiliates, to civil or criminal liability, or (C) be ineffective, void or voidable and such Consent has not been obtained prior to the Spinco Distribution, then, in each case, subject to the conditions to the Spinco Distribution set forth in Section 3.3, the Spinco Distribution shall proceed without such Transfer or Assumption. In the event the Spinco Distribution proceeds without such Transfer or Assumption, then such Transfer or Assumption shall nevertheless be regarded as having occurred for purposes of the calculations required under Section 1.3.

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(b)    From and after the Spinco Distribution, with respect to (A) any Asset whose Transfer pursuant to Article I (other than Commingled Contracts or Dual-Use Contracts (which are addressed in Section 1.4)) is delayed (each, a “Delayed Asset”) or (B) any Liability whose Assumption pursuant to Article I (other than Liabilities under Commingled Contracts or Dual-Use Contracts (which are addressed in Section 1.4)) is delayed (each, a “Delayed Liability”), the Party (or relevant member of its Group) (x) retaining such Delayed Asset shall thereafter hold for the use and benefit of the Party or relevant member of its Group entitled thereto (at the expense of the Person entitled thereto) and use their commercially reasonable efforts to cooperate with the intended recipient to agree to any reasonable and lawful arrangements designed to provide the applicable Party or relevant member of its Group with the economic claims, rights, benefits and control over such Delayed Asset and assume the economic burdens and obligations with respect thereto in accordance with this Agreement, including by subcontracting, sublicensing or subleasing arrangements to the extent legally permissible, (y) intended to assume such Delayed Liability shall, or shall cause the applicable member of its Group to, pay or reimburse the Party (or relevant member of its Group) retaining such Delayed Liability for all amounts paid or incurred by such Party in connection with the retention of such Delayed Liability. In addition, the Party retaining any Delayed Asset or Delayed Liability (or relevant member of its Group) shall or shall cause such member of its Group to treat such Delayed Asset or Delayed Liability in the ordinary course of business in accordance with past practice. In furtherance of the foregoing, and subject to applicable Law, each Party shall, or cause any relevant member of its Group to, (A) use commercially reasonable efforts to enforce at another Party’s (or relevant member of its Group’s) request, or allow another Party’s Group to enforce in a commercially reasonable manner, any rights of the Party or its Group under such Delayed Assets and Delayed Liabilities against any other Persons, (B) not waive any rights related to such Delayed Assets or Delayed Liabilities to the extent related to the Business, Assets or Liabilities of another Party’s Group, (C) subject to Section 1.4 and the terms and conditions of such underlying Contract, (1) not terminate (or consent to be terminated by the counterparty) any Contract that constitutes such Delayed Asset except in connection with (i) the expiration of such Contract in accordance with its terms (it being understood, for the avoidance of doubt, that sending a notice of non-renewal to the counterparty to such Contract in accordance with the terms of such Contract is expressly permitted) or (ii) a partial termination of such Contract that would not reasonably be expected to impact any rights under such Contract related to the Business, Assets or Liabilities of such other Party, (2) not amend, modify or supplement any Contract that constitutes such Delayed Asset in a manner material (relative to the existing rights and obligations related to such other Party’s Business, Assets or Liabilities under such Contract) and adverse to the Business, Assets or Liabilities of such other Party or any member of its Group or (3) provide written notice to the applicable other Party as soon as reasonably practicable after receipt of any notice of breach received from a counterparty to any Contract that constitutes such Delayed Asset and that would reasonably be expected to impact the other Group, and (D) take (or refrain from taking) such actions as reasonably requested by the Party to which such Delayed Asset or Delayed Liability is to be Transferred or Assumed in order to place such Party in the same position as if such Delayed Asset or Delayed Liability had been Transferred as of the Spinco Distribution so that all the benefits and burdens relating to such Delayed Asset or Delayed Liability, including possession, use, risk of loss, potential for income and gain, and dominion, control and command over such Delayed Asset or Delayed Liability, are to inure from and after the Spinco Distribution to the relevant member or members of the Remainco Group or Spinco Group entitled to the receipt of such Delayed Asset or required to Assume such Delayed Liability. Once the required Consent is obtained, condition satisfied, or potential violation, conflict, or other circumstance that caused the deferral of the Transfer of the Delayed Asset or Assumption of the Delayed Liability is resolved, the Parties shall, or shall cause their relevant Affiliates to, Transfer such Asset and all earnings to the extent arising from such Asset from the time of the Spinco Distribution until the time of such Transfer or Assumption of such Liability at no additional cost, which shall be treated as having been Transferred (as part of the Contribution, where applicable) or Assumed prior to the Spinco Distribution and owned by such Group for U.S. federal (and applicable state or local) income tax purposes from and after the Spinco Distribution, to the extent allowable by applicable Law. Subject to the terms and conditions hereof (including compliance with the terms of this Section 1.7), no Party shall have any Liability to the other Party (or its respective Affiliates) arising out of or relating to the failure to obtain any such Consent that may be required in connection with the transactions contemplated by this Agreement, despite otherwise complying with this Section 1.7, or the transactions contemplated by the Ancillary Agreements. For so long as any Party (or member of its Group) holds

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any Assets allocated to the other Group pursuant to this Agreement or the Ancillary Agreements and provides to the other Group any claims, rights and benefits of any such Assets pursuant to an arrangement described in this Section 1.7, the Party whose Group receives such claims, rights and benefits shall indemnify and hold harmless the members of the other Group from and against all Indemnifiable Losses incurred as a result thereof in accordance with this Agreement, other than as a result of the gross negligence, fraud or willful misconduct of the members of the Group providing such claims, rights and benefits.

(c)    The Party (or relevant member of its Group) retaining any Asset or Liability due to the deferral of the Transfer of such Asset or the deferral of the Assumption of such Liability pursuant to this Section 1.7 or otherwise shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be reasonably promptly reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability. None of Spinco or Remainco or any of their respective Affiliates shall be required to commence any litigation or offer or pay any non-de minimis amount of money or otherwise grant any non-de minimis accommodation (financial or otherwise) to any Third Party with respect to any Assets or Liabilities not Transferred or Assumed, respectively, as of the Spinco Distribution.

Section 1.8    Wrong Pockets. Subject to Section 1.4 (Commingled Contracts; Certain Transferred Contracts) and Section 1.7 (Nonassignability of Assets), (i) if, within twenty-four (24) months after the Spinco Distribution, any Party discovers that any Spinco Transferred Asset is held by any member of the Remainco Group or any of their respective then-Affiliates, Remainco shall, and shall cause the other members of its respective Group and its respective then-Affiliates to, use their respective reasonable best efforts to promptly procure the Transfer of the relevant Spinco Transferred Asset and all earnings to the extent arising from such Spinco Transferred Asset from the time of the Spinco Distribution until the time of such Transfer to Spinco or an Affiliate of Spinco designated by Spinco for no additional consideration or (ii) if at any time within twenty-four (24) months after the Spinco Distribution, any Party discovers that any Remainco Transferred Asset is held by any member of the Spinco Group or any of their respective then-Affiliates, Spinco shall, and shall cause the other members of its respective Group and its respective then-Affiliates to, use their respective reasonable best efforts to promptly procure the Transfer of the relevant Remainco Transferred Asset and all earnings to the extent arising from such Remainco Transferred Asset from the time of the Spinco Distribution until the time of such Transfer to Remainco or an Affiliate of Remainco designated by Remainco for no additional consideration; provided that in the case of clause (i), neither Remainco nor any of its respective Affiliates, or in the case of clause (ii), neither Spinco nor any of its respective Affiliates, shall be required to commence any litigation or offer or pay any non-de minimis amount of money or otherwise grant any non-de minimis accommodation (financial or otherwise) to any Third Party. If reasonably practicable and permitted under applicable Law, such Transfer may be effected by rescission of the applicable portion of a Conveyancing and Assumption Instrument as may be agreed by the relevant Parties. Any Spinco Transferred Asset or Remainco Transferred Asset or earnings arising therefrom that is Transferred under this Section 1.8 shall be treated as having been Transferred (as part of the Contribution) or Assumed prior to the Spinco Distribution and owned by the Spinco Group for U.S. federal (and applicable state or local) income tax purposes from and after the Spinco Distribution, to the extent allowable by applicable Law.

Section 1.9    Further Assurances. On the terms and subject to the conditions set forth herein, from time to time on and after the time of the Spinco Distribution, each Party agrees to use commercially reasonable efforts to promptly execute, acknowledge and deliver, and to cause its Affiliates to promptly execute, acknowledge and deliver, any assurances, documents or instruments of Transfer, conveyance, assignment and Assumption, reasonably requested by the other Party and necessary for the requesting Party (or the relevant member of its Group) to satisfy its obligations hereunder or to obtain the benefits of the Spinco Distribution and the transactions contemplated by the Ancillary Agreements.

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Section 1.10    Guarantees.

(a)    (i) Remainco shall, and shall cause the other members of its Group to (with the reasonable cooperation of the applicable other Party) use commercially reasonable efforts to (A) cause a member of the Remainco Group to be substituted in all respects for a member of the Spinco Group, as applicable, and (B) have all members of the Spinco Group removed or released as guarantor of or obligor for any Liability of Remainco (including any credit agreement, guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort given or obtained by any member of the Spinco Group for the benefit of any member of the Remainco Group) to the fullest extent permitted by applicable Law, and (ii) Spinco shall, and shall cause the other members of its Group to (with the reasonable cooperation of the applicable Party), use commercially reasonable efforts to (A) cause a member of the Spinco Group to be substituted in all respects for a member of the Remainco Group, as applicable, and (B) have all members of the Remainco Group removed as guarantor of or obligor for any Liability of Spinco (including any credit agreement, guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort given or obtained by any member of the Remainco Group for the benefit of any member of the Spinco Group) to the fullest extent permitted by applicable Law, in each case (clauses (i)-(ii)), on or prior to the Spinco Distribution or as soon as reasonably practicably thereafter. Except as otherwise provided in Section 1.10(b), no member of the Spinco Group, or Remainco Group or any of their respective Affiliates from time to time shall be required to commence any litigation or offer or pay any non-de minimis amount of money or otherwise grant any non-de minimis accommodation (financial or otherwise) to any Third Party with respect to any such guarantees.

(b)    On or prior to the Spinco Distribution or as soon as reasonably practicable thereafter, to the extent required to obtain a release of any member of the Spinco Group from a guaranty for the benefit of any member of the Remainco Group, Remainco shall, and shall cause the other members of its Group to, as applicable, execute a guaranty agreement in the form of the existing guaranty, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (i) with which any member of the Remainco Group, as the case may be, would be reasonably unable to comply or (ii) which would be reasonably expected to be breached. On or prior to the Spinco Distribution or as soon as reasonably practicable thereafter, to the extent required to obtain a release of any member of the Remainco Group from a guaranty for the benefit of any member of the Spinco Group, Spinco (and if necessary, RMT Partner) shall, and shall cause the other members of its respective Group to, as applicable, execute a guaranty agreement in the form of the existing guaranty, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (i) with which any member of the Spinco Group, as the case may be, would be reasonably unable to comply or (ii) which would be reasonably expected to be breached.

(c)    If any of Spinco or Remainco is unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (a) and (b) of this Section 1.10, (i) the Party whose Group is the relevant beneficiary of such guarantee or Credit Support Instrument shall indemnify and hold harmless the unreleased guarantor or obligor for any Indemnifiable Loss arising from or relating thereto and shall or shall cause one of the other members of its Group, as agent or subcontractor for such unreleased guarantor or obligor to pay, perform and discharge fully all the obligations or other Liabilities of such unreleased guarantor or obligor thereunder and (ii) each of Spinco and Remainco agrees not to (and to cause the members of their respective Groups not to) renew or extend the term of, increase its obligations under, or Transfer to a Third Party, any unreleased guarantees or Credit Support Instruments, for which such unreleased Party is or may be liable, without the prior written consent of such other Party (such consent not to be unreasonably withheld, delayed or conditioned), unless all obligations of such other unreleased Party and the other members of such Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to such Party.

(d)    Each Party shall, and shall cause the other members of their respective Groups to cooperate and (i) Remainco shall, and shall cause the other members of its Group to, use commercially reasonable efforts to replace all Credit Support Instruments issued by Spinco or other members of the Spinco Group on behalf of or in favor of any member of the Remainco Group or the Remainco Business (the “Remainco CSIs”) as promptly as reasonably practicable with Credit Support Instruments from Remainco or a member of the Remainco Group as

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of the Spinco Distribution and (ii) Spinco shall, and shall cause the other members of its Group to, use commercially reasonable efforts to replace all Credit Support Instruments issued by Remainco or other members of the Remainco Group on behalf of or in favor of any member of the Spinco Group or the Spinco Business (the “Spinco CSIs”) as promptly as reasonably practicable with Credit Support Instruments from Spinco or a member of the Spinco Group (or if necessary, RMT Partner) as of the Spinco Distribution.

(i)    With respect to any Remainco CSIs that remain outstanding after the Spinco Distribution (x) Remainco shall, and shall cause the members of the Remainco Group to, jointly and severally indemnify and hold harmless the Spinco Group for any Liabilities arising from or relating to such Remainco CSIs, including any fees in connection with the issuance and maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such Remainco CSIs in accordance with the terms thereof and (y) without the prior written consent of RMT Partner, Remainco shall not, and shall not permit any member of the Remainco Group to, enter into, renew or extend the term of, increase its obligations under, or transfer to a Third Party, any loan, lease, Contract or other obligation in connection with which Spinco or any member of the Spinco Group, respectively, has issued any Credit Support Instruments which remain outstanding. None of Spinco or the members of the Spinco Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the Remainco Group or the Remainco Business after the expiration of such Remainco CSI.

(ii)    With respect to any Spinco CSIs that remain outstanding after the Spinco Distribution (x) Spinco shall, and shall cause the members of the Spinco Group to, jointly and severally indemnify and hold harmless the Remainco Group for any Liabilities arising from or relating to such Spinco CSIs, including any fees in connection with the issuance and maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such Spinco CSIs in accordance with the terms thereof and (y) without the prior written consent of Remainco, Spinco shall not, and shall not permit any member of the Spinco Group to, enter into, renew or extend the term of, increase its obligations under, or transfer to a Third Party, any loan, lease, Contract or other obligation in connection with which Remainco or any member of the Remainco Group, respectively, has issued any Credit Support Instruments which remain outstanding. None of Remainco or the members of the Remainco Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the Spinco Group or the Spinco Business after the expiration of such Spinco CSI.

Section 1.11    Novation of Liabilities.

(a)    Each Party, at the request of another Party (such other Party, the “Other Party”), shall use commercially reasonable efforts for twenty-four (24) months after the time of the Spinco Distribution to obtain, or to cause to be obtained, any Consent, release, substitution or amendment required to novate or assign to the fullest extent permitted by Law all obligations under Contracts (other than Commingled Contracts and Dual-Use Contracts, which shall be governed by Section 1.4), and other obligations or Liabilities (other than with regard to guarantees or Credit Support Instruments, which shall be governed by Section 1.10) for which a member of such Party’s Group and a member of the Other Party’s Group are jointly or severally liable and that do not constitute Liabilities of such Other Party as provided in this Agreement, or to obtain in writing the unconditional release of the applicable Other Party to such arrangements (other than any member of the Group who Assumed or retained such Liability as set forth in this Agreement), so that, in any such case, the members of the applicable Group will be solely responsible for such Liabilities; provided, however, that no Party (or any of their respective Affiliates) shall be obligated to pay any non-de minimis consideration, grant any non-de minimis accommodations (financial or otherwise) or commence any litigation therefor to any Third Party from whom any such Consent, substitution or amendment is requested (unless such Party or Affiliate is fully reimbursed by the requesting Party or its Affiliates); provided, further, that such instruments shall not impose additional or substantially different obligations on either Spinco or Remainco or grant rights, through representations or otherwise, beyond those set forth in this Agreement or the underlying Contract (but shall merely implement the obligations herein), other than customary obligations with respect to due execution, title and similar matters.

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(b)    If the Parties are unable to obtain, or to cause to be obtained, any such required Consent, release, substitution or amendment, the Other Party or a member of such Other Party’s Group shall continue to be bound by such Contract or other obligation that does not constitute a Liability of such Other Party as provided in this Agreement and, unless not permitted by Law or the terms thereof, as agent or subcontractor for such Party, the Party or member of such Party’s Group who Assumed or retained such Liability as set forth in this Agreement (the “Liable Party”) shall, or shall cause a member of its Group to, directly pay, perform and discharge fully all the obligations or other Liabilities of such Other Party or member of such Other Party’s Group thereunder from and after the Spinco Distribution. The Other Party shall, without further consideration, promptly pay and remit, or cause to be promptly paid or remitted, to the Liable Party or to another member of the Liable Party’s Group, all money, rights and other consideration received by it or any member of its Group in respect of such performance by the Liable Party (unless any such consideration is an Asset of such Other Party pursuant to this Agreement). If and when any such Consent, release, substitution or amendment shall be obtained or such agreement, lease or other rights or obligations shall otherwise become assignable or able to be novated, the Other Party shall promptly Transfer all rights, obligations and other Liabilities thereunder of any member of such Other Party’s Group to the Liable Party or to another member of the Liable Party’s Group without payment of any further consideration and the Liable Party, or another member of such Liable Party’s Group, without the payment of any further consideration, shall Assume such rights and Liabilities. Each of the applicable Parties shall, and shall cause their respective Subsidiaries to, take all actions and do all things reasonably necessary on its part, or such Subsidiaries’ part, under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Section 1.11.

Section 1.12    Conditions to the Separation. The obligations of Remainco pursuant to this Agreement to effect the Separation are subject to the fulfillment (or waiver by Remainco) at or prior to the Spinco Distribution of the following conditions:

(a)    each of the parties to the Merger Agreement has irrevocably confirmed to each other that each condition in Article IX of the Merger Agreement to such party’s respective obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Spinco Distribution, or (iii) subject to applicable Laws, is or has been waived by such party, as the case may be; and

(b)    Remainco and Spinco shall have received any necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act in connection with the Spinco Distribution and such permits and authorizations shall be in effect.

Section 1.13    Disclaimer of Representations and Warranties. EACH OF SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP), REMAINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE REMAINCO GROUP) AND RMT PARTNER UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENTS OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES, INFORMATION OR LIABILITIES CONTRIBUTED, TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, AS TO NONINFRINGEMENT, VALIDITY OR ENFORCEABILITY OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. FOR THE AVOIDANCE OF DOUBT, THIS SECTION 1.13 SHALL HAVE NO EFFECT ON ANY REPRESENTATION OR WARRANTY

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MADE HEREIN, IN THE MERGER AGREEMENT OR IN ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, THE MERGER AGREEMENT OR ANY ANCILLARY AGREEMENT. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR THEREIN, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, WITHOUT LIABILITIES OR WARRANTIES EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT OR THE MERGER AGREEMENT) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST OR OTHER MATTER WHETHER OR NOT OF RECORD AND (II) ANY NECESSARY CONSENTS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

ARTICLE II

CERTAIN ACTIONS AT OR PRIOR TO THE SPINCO DISTRIBUTION

Section 2.1    Securities Law Matters.

(a)    Spinco and RMT Partner shall cooperate with Remainco to accomplish the Spinco Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Spinco Distribution. Remainco shall be permitted to reasonably direct and control the efforts of the Parties in connection with the Spinco Distribution, and Spinco shall take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary to facilitate the Spinco Distribution as directed by Remainco in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Ancillary Agreements. Without limiting the generality of the foregoing, Spinco shall, and shall cause the members of its Group and its and their respective employees, advisors, agents, accountants, counsel and other representatives to, as reasonably directed by Remainco, reasonably cooperate in and take the following actions: (i) participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and similar meetings or sessions in connection with the Spinco Distribution (including any marketing efforts); (ii) furnishing to any dealer manager or other similar agent participating in the Spinco Distribution (A) “cold comfort” letters from independent public accountants in customary form and covering such matters as are customary for an underwritten public offering (including with respect to events subsequent to the date of financial statements included in any offering document) and (B) opinions and negative assurance letters of counsel in customary form and covering such matters as may be reasonably requested; and (iii) furnishing all historical and forward-looking financial and other financial and other information that is available to Spinco and is reasonably required in connection with the Spinco Distribution.

(b)    In furtherance and not in limitation of the obligations set forth in Section 2.1(a), Spinco shall file the Distribution Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Distribution Disclosure Documents to become and remain effective as required by the SEC or federal, state or other applicable securities Laws (but shall not make any such filing prior to the Spinco Distribution without the prior written consent of Remainco). Remainco and Spinco shall prepare and mail or otherwise make available, prior to any Spinco Distribution Date, to the holders of Remainco Common Stock, such information concerning Spinco, RMT Partner, their respective businesses, operations and management, the Spinco Distribution and such other matters as Remainco shall reasonably determine and as may be required by Law. Remainco and Spinco will prepare, and Remainco or Spinco will file with or submit to the SEC, any such documentation to the extent required by applicable Law (and, if filed or submitted by Spinco, previously consented to in writing by Remainco) and any no-action letters which Remainco determines are necessary or desirable to effectuate the Spinco Distribution, and Remainco and Spinco shall use their respective reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. Remainco and Spinco shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws

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of states or other political subdivisions of the United States and shall use commercially reasonable efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Ancillary Agreements.

Section 2.2    Certain Resignations. At or prior to the Spinco Distribution Date, Remainco shall cause each employee and director of Remainco or any member of the Remainco Group who is not a Spinco Employee to resign, effective not later than the Spinco Distribution, from all boards of directors or similar governing bodies of Spinco and the other members of the Spinco Group on which they serve, and from all positions as officers of Spinco the other members of the Spinco Group in which they serve.

Section 2.3    Spinco Debt Financing. On or before the Spinco Distribution Date, subject to the terms and conditions of the Merger Agreement, Spinco shall enter into a definitive agreement or agreements providing for the Spinco Debt Financing in an aggregate principal amount sufficient to fund (and not to exceed) the Spinco Consideration Amount, incur the Spinco Debt Financing (including, to the extent a borrowing is required under Section 8.19(k) of the Merger Agreement, in an amount up to the Additional Amount) and receive the proceeds thereof. From and after Spinco or any other member of the Spinco Group’s receipt of the proceeds of the Spinco Debt Financing, except as contemplated in Section 8.19(k) of the Merger Agreement, Spinco shall not distribute any portion of the proceeds of the Spinco Debt Financing other than in connection with the payment of the Spinco Special Cash Payment in accordance with the terms of this Agreement or in connection with satisfying any payment obligations under the Spinco Financing Arrangements.

Section 2.4    Ancillary Agreements. On or prior to the Spinco Distribution, each of Remainco and Spinco shall enter into, and/or (where applicable) shall cause the applicable member or members of its respective Group to enter into, the Ancillary Agreements and any other Contracts in respect of the Spinco Distribution reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.

Section 2.5    Distribution Agent. Remainco shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Spinco Distribution in furtherance of the terms of this Agreement and the Merger Agreement.

ARTICLE III

THE SPINCO DISTRIBUTION

Section 3.1    Form of Distribution. Remainco may, in its sole discretion, elect to effect the Spinco Distribution as a Spin-Off, as an Exchange Offer, or as a combination of a Spin-Off and an Exchange Offer with or without a Clean-Up Spin-Off; provided, that the Exchange Offer and any Clean-Up Spin-Off would, subject to the satisfaction or waiver of the applicable conditions to the Spinco Distribution and Merger, be completed in a manner so that the Spinco Distribution and Merger would occur as promptly as reasonably practicable and in any event prior to the Outside Date. Remainco shall provide written notice to RMT Partner of the form of the Spinco Distribution no later than thirty (30) days prior to the anticipated Spinco Distribution Date; provided that in the event that Remainco elects to effect the Spinco Distribution as an Exchange Offer, the foregoing prior written notice requirement shall not prohibit Remainco from effecting a Spin-Off or Clean-Up Spin-Off if the Exchange Offer is not fully subscribed. All shares of Spinco Common Stock held by Remainco on the Spinco Distribution Date will be distributed to the holders of Remainco Common Stock in the manner set forth in Section 3.2. In the event Remainco elects to effect a Spin-Off, at least five (5) Business Days prior to the Spinco Distribution Date, Remainco shall provide to Spinco and RMT Partner a list of Record Holders entitled to receive Spinco Common Stock in connection with such Spinco Distribution.

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Section 3.2    Manner of Distribution.

(a)    To the extent the Spinco Distribution includes a Spin-Off, subject to the terms thereof, in accordance with Section 3.6, each Record Holder (other than Remainco or any other member of the Remainco Group) will be entitled to receive for each share of common stock, par value $1.00 per share, of Remainco (“Remainco Common Stock”) held by such Record Holder as of the Record Date a number of shares of Spinco Common Stock equal to the total number of shares of Spinco Common Stock held by Remainco on the Spinco Distribution Date, multiplied by a fraction, the numerator of which is the number of shares of Remainco Common Stock held by such Record Holder as of the Record Date and the denominator of which is the total number of shares of Remainco Common Stock outstanding on the Record Date (for avoidance of doubt, excluding treasury shares held by any member of the Remainco Group). To the extent the Spinco Distribution is effected as a Spin-Off, prior to the Spinco Distribution Date, the Remainco Board, in accordance with applicable Law, shall establish (or designate a committee of the Remainco Board to establish) the Record Date for the Spinco Distribution to allow the Spinco Distribution to occur as promptly as practicable and any appropriate procedures in connection with the Spin-Off. To the extent any of the Spinco Distribution is effected as an Exchange Offer followed by a Clean-Up Spin-Off of any remaining shares of Spinco Common Stock to be distributed by Remainco pursuant to Section 3.2(b), the Remainco Board shall set the Record Date as the time on the Spinco Distribution Date immediately following the time at which the validly tendered shares of Remainco Common Stock are accepted for payment in the Exchange Offer.

(b)    To the extent any of the Spinco Distribution is effected as an Exchange Offer, (i) Remainco shall determine, in its sole discretion, the terms of such Exchange Offer, including the number of shares of Spinco Common Stock that will be offered for each validly tendered share of Remainco Common Stock and any exchange ratio related thereto (including any discount to the reference price of shares of Pre-Closing RMT Partner Common Stock), the period during which such Exchange Offer shall remain open and any extensions thereto, the procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with the terms of the Merger Agreement and all securities Law requirements applicable to such Exchange Offer and (ii) in accordance with Section 3.6, each Remainco stockholder may elect in the Exchange Offer to exchange a number of shares of Remainco Common Stock held by such Remainco stockholder for shares of Spinco Common Stock in such quantities, at such an exchange ratio and subject to such other terms and conditions as may be determined by Remainco and set forth in the Distribution Disclosure Documents; provided that Remainco shall, subject to the satisfaction or waiver of the applicable conditions to the Spinco Distribution and Merger, commence and complete the Exchange Offer (including any Clean-Up Spin-Off) as promptly as reasonably practicable and in any event prior to the Outside Date; provided, further, that except to the extent required by applicable Law, the maximum number of days that the Exchange Offer may be extended following satisfaction of the conditions to the Closing set forth in Article IX of the Merger Agreement (other than consummation of the transactions contemplated by this Agreement and satisfaction of those conditions to be satisfied as of the Closing Date; provided that such conditions are capable of being satisfied at such date) shall be the earlier of (i) twenty (20) Business Days and (ii) the latest date that would permit the Spinco Distribution Date to occur prior to the Outside Date in compliance with all applicable Laws.

(c)    Subject to Section 3.1, the terms and conditions of any Clean-Up Spin-Off shall be as determined by Remainco in its sole discretion; provided, however, that: (i) any shares of Spinco Common Stock that are not subscribed for in the Exchange Offer must be distributed to Remainco’s shareholders in the Clean-Up Spin-Off and (ii) subject to any applicable Law or stock exchange requirement, the Clean-Up Spin-Off shall take place on the Spinco Distribution Date immediately following the consummation of the Exchange Offer and the Record Date for the Clean-Up Spin-Off shall be established as of such date in the same manner as provided in Section 3.2(a).

(d)    Prior to the Spinco Distribution, the Parties shall take all necessary action required to file a Certificate of Amendment to the Certificate of Incorporation of Spinco with the Secretary of State of the State of Delaware, to increase the number of authorized shares of Spinco Common Stock so that Spinco Common Stock

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then authorized shall be equal to the number of shares of Spinco Common Stock necessary to effect the Spinco Distribution.

Section 3.3    Conditions to Distribution. The obligation of Remainco to effect the Spinco Distribution pursuant to this Agreement shall be subject to the prior or simultaneous satisfaction, or, to the extent permitted by applicable Law, waiver by Remainco, in its sole and absolute discretion (other than the condition set forth in Section 3.3(a), which prior to the termination of the Merger Agreement may not be waived without RMT Partner’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed), of the following conditions:

(a)    the Separation shall have been completed substantially in accordance with the Separation Plan (other than those steps that are expressly contemplated to occur at or after the Spinco Distribution);

(b)    Remainco shall have received (x) Spinco Debt Securities that satisfy the Par Exchange Requirement, (y) cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements pursuant to Section 8.19(k) of the Merger Agreement or (z) a combination of the foregoing, such that the aggregate principal amount of such Spinco Debt Securities, together with such cash proceeds, shall be equal to the Additional Amount;

(c)    the Spinco Special Cash Payment shall have been consummated in accordance with this Agreement;

(d)    an independent appraisal firm shall have delivered an opinion to the Remainco Board as to (x) the solvency of Spinco and (y) the solvency and surplus of Remainco, in each case (clauses (x) and (y)) after giving effect to the Spinco Special Cash Payment, the issuance of the Spinco Debt Securities (if any) and the consummation of the Spinco Distribution (with the terms “solvency” and “surplus” having the meaning ascribed thereto under Delaware law) (the “Solvency Opinion”); and such Solvency Opinion shall be reasonably acceptable to Remainco in form and substance in Remainco’s sole discretion; and such Solvency Opinion shall not have been withdrawn or rescinded or modified in any respect adverse to Remainco;

(e)    the Ancillary Agreements shall have been executed and delivered by each party thereto;

(f)    each of the conditions in Article IX of the Merger Agreement to Remainco’s obligations to effect the Merger shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Spinco Distribution and/or the Merger; provided that such conditions are capable of being satisfied at such time); and

(g)    RMT Partner shall have irrevocably confirmed to Remainco that each condition in Article IX of the Merger Agreement to RMT Partner’s obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Spinco Distribution, or (iii) subject to applicable Laws, is or has been waived by RMT Partner.

Each of the foregoing conditions is for the sole benefit of Remainco and shall not give rise to or create any duty on the part of Remainco or the Remainco Board (or any committee thereof) to waive or not to waive any such condition in this Agreement or the Merger Agreement, or in any way limit Remainco’s rights of termination set forth in this Agreement or the Merger Agreement; provided that the foregoing shall not limit the rights of the parties hereto under the Merger Agreement.

Section 3.4    Additional Matters.

(a)    In the event of a Spin-Off or Clean-Up Spin-Off, no action by any Record Holder shall be necessary for such Record Holder (or such Record Holder’s designated transferee or transferees) to receive the

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applicable number of shares of Spinco Common Stock such stockholder is entitled to in the Spinco Distribution. For stockholders of Remainco who own shares of Spinco Common Stock through a broker or other nominee, their shares of Spinco Common Stock will be credited to their respective accounts by such broker or nominee.

(b)    No member of the Spinco Group, Remainco Group or any of their respective Affiliates, will be liable to any Person in respect of any shares of Spinco Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.5    Tax Withholding. Remainco and Spinco, as the case may be, will be entitled, and will instruct the Transfer Agent or the Distribution Agent, as applicable, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local or foreign Tax Law. Any amounts so withheld and paid over to the applicable Tax Authority will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

Section 3.6    Delivery of Shares. Upon the consummation of the Spinco Distribution, Remainco will deliver to the Transfer Agent or Distribution Agent, as applicable, a book-entry authorization representing the shares of Spinco Common Stock being distributed in the Spinco Distribution for the account of the Remainco stockholders that are entitled thereto. The Distribution Agent will hold such book-entry shares for the account of the Remainco stockholders pending the Merger, as provided in Section 4.1 of the Merger Agreement. From immediately after the time of the Spinco Distribution until immediately prior to the Effective Time, the shares of Spinco Common Stock will not be transferable and the Transfer Agent for the shares of Spinco Common Stock will not transfer any shares of Spinco Common Stock. The Spinco Distribution will be deemed to be effective upon written authorization from Remainco to the Transfer Agent or the Distribution Agent to proceed as set forth in Section 3.2.

Section 3.7    Release of Security Interests. Remainco shall, at its sole cost and expense, use reasonable best efforts to cause any Security Interest on any Spinco Transferred Asset that serves as collateral or security for any Indebtedness of any member of the Remainco Group to be unconditionally released and discharged (any such unconditional release and discharge, a “Discharge”) prior to the Spinco Distribution. If any such Security Interest is not so Discharged prior to the Spinco Distribution, Remainco shall, at it sole cost and expense, to use reasonable best efforts to cause such Security Interest to be Discharged as promptly as reasonably possible thereafter. Any loss of, or liabilities resulting from restrictions on the use of, the underlying asset arising from the failure of any such Security Interest to be Discharged shall constitute a Remainco Assumed Liability.

ARTICLE IV

CERTAIN COVENANTS

Section 4.1    Auditors and Audits; Annual and Quarterly Financial Statements and Accounting. Each Party agrees (on behalf of itself and each other member of its Group) that, following the Spinco Distribution Date until the completion of each Party’s (or RMT Partner’s) audit for the fiscal year ending December 31 of the calendar year in which the third anniversary of the Spinco Distribution occurs, it shall provide, and cause each member of its Group to provide, reasonable access and assistance with respect to (x) any statutory audit with respect to any fiscal year ending prior to the Spinco Distribution Date or for any portion of a fiscal year prior to the Spinco Distribution Date, in each case, in respect of which the Party requesting such reasonable assistance and access was an Affiliate (or relevant member of its Group) of the other Party’s Group, (y) the preparation and audit of each of the Party’s (or RMT Partner’s) financial statements for the year ended December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) or amendments thereto, and (z) the audit of each Party’s (or RMT

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Partner’s) internal controls over financial reporting and management’s assessment thereof and management’s assessment of each Party’s (or RMT Partner’s) disclosure controls and procedures in respect of the year ended December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year); provided that in the event that any Party (or RMT Partner) changes its auditors within one (1) year of the completion of each Party’s (or RMT Partner’s) audit for the fiscal year ending December 31 of the calendar year in which the third anniversary of the Spinco Distribution occurs, then such Party (or RMT Partner) may request reasonable access on the terms set forth in this Section 4.1 for a period of up to one hundred and eighty (180) days from such change; provided, further, that, notwithstanding the foregoing, access of the type described in this Section 4.1 shall be afforded by and to each of the Parties (or RMT Partner) (from time to time following the Spinco Distribution Date), as applicable, to the extent reasonably necessary to respond (and for the limited purpose of responding) to any written request or official comment from a Governmental Entity, such as in connection with responding to a comment letter from the SEC, or as reasonably necessary to meet a filing, reporting or similar obligation required under applicable Law (including under Public Reports).

(a)    Date of Auditors’ Opinion. (i) Each of RMT Partner and Spinco shall use commercially reasonable efforts to enable their auditors to complete their audit (and any audit of their respective ultimate parent company) for the fiscal year in which the Spinco Distribution occurs to enable Remainco to meet its timetable for the printing, filing and public dissemination of Remainco’s annual financial statements for such fiscal year and (ii) Remainco shall use commercially reasonable efforts to enable their auditors to complete their audit (and any audit of its ultimate parent company) for the fiscal year in which the Spinco Distribution occurs to enable Spinco and RMT Partner to meet its timetable for the printing, filing and public dissemination of Spinco’s and RMT Partner’s annual financial statements for such fiscal year.

(b)    Annual Financial Statements. (i) Each of Remainco, Spinco and RMT Partner shall provide reasonable access to Remainco, Spinco and RMT Partner on a timely basis and shall provide all Information reasonably required to meet such Person’s schedule for the preparation, printing, filing, and public dissemination of such Person’s annual financial statements for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) and for management’s assessment of the effectiveness of such Person’s disclosure controls and procedures and its internal controls over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K and, to the extent applicable to Remainco or RMT Partner, as the case may be, its auditor’s audit of its internal controls over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder, if required (such assessments and audit being referred to as the “Internal Control Audit and Management Assessments”) for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) and (ii) without limiting the generality of the foregoing clause (i), each of Remainco, Spinco and RMT Partner shall provide all required financial and other Information with respect to itself and its Subsidiaries to its auditors in a sufficient and reasonable time and in sufficient detail to permit its auditors to take all steps and perform all reviews necessary to provide sufficient assistance to the other Person’s auditors (the “Other Party’s Auditors”) with respect to Information to be included or contained in such other Person’s annual financial statements for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year) and to permit the Other Party’s Auditors and management to complete the Internal Control Audit and Management Assessments, if required.

(c)    Access to Personnel and Records. Subject to the confidentiality provisions of this Agreement (including, for the avoidance of doubt, those set forth in Article VI) and to the extent it relates to the time prior to the Spinco Distribution, (i) each Party shall authorize and request its respective auditors to make reasonably available to the Other Parties’ Auditors both the personnel who performed or are performing the annual audits of such audited Party (each such Party with respect to its own audit, the “Audited Party”) and work papers related to

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the annual audits of such Audited Party, in all cases within a reasonable time prior to such Audited Parties’ auditors’ opinion date, so that the Other Parties’ Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Parties’ auditors as it relates to their auditors’ report on such other Parties’ financial statements, all within sufficient time to enable such other Party to meet its timetable for the printing, filing and public dissemination of its annual financial statements with the SEC for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year), and (ii) each Party shall use commercially reasonable efforts to make reasonably available to the Other Parties’ Auditors and management its personnel and Records in a reasonable time prior to the Other Parties’ Auditors’ opinion date and other Parties’ management’s assessment date so that the Other Parties’ Auditors and other Parties’ management are able to perform the procedures they reasonably consider necessary to conduct the Internal Control Audit and Management Assessments.

(d)    Current, Quarterly and Annual Reports. (i) Following the Spinco Distribution, until each Party and RMT Partner has filed its annual report on Form 10-K for the calendar year following the year in which the Spinco Distribution occurs, at least three (3) Business Days prior to the earlier of public dissemination or filing with the SEC, each Party and RMT Partner shall deliver to each other Party and RMT Partner a reasonably complete draft of the portion of any earnings news release or any filing with the SEC related to the Spinco Business and containing financial statements for the related year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year) and the calendar year following such year, including current reports on Form 8-K, quarterly reports on 10-Q and annual reports on Form 10-K or any other annual report purporting to fulfill the requirements of 17 CFR 240-14c-3 (such reports, collectively, the “Public Reports”); provided, however, that each of the Parties and RMT Partner may continue to revise its respective Public Report prior to the filing thereof, which changes will be delivered to each other Party and RMT Partner as soon as reasonably practicable; provided, further, that each Party’s and RMT Partner’s personnel will actively and reasonably consult with each other’s personnel regarding any proposed changes to its respective Public Report and related disclosures prior to the anticipated filing with the SEC, with particular focus on any changes which would reasonably be expected to have an effect upon each other Party’s or RMT Partner’s financial statements or related disclosures, (ii) each Party and RMT Partner shall notify the other Party and/or RMT Partner, as applicable, as soon as reasonably practicable after becoming aware thereof, of any material accounting differences between the financial statements to be included in such Party’s or RMT Partner’s annual report on Form 10-K and the pro-forma financial statements included, as applicable, in the Spinco Form 10 or the Form 8-K to be filed by Remainco with the SEC on or about the time of the Spinco Distribution and (iii) if any such differences are notified by any Party or RMT Partner, the Parties and RMT Partner shall confer and/or meet as soon as reasonably practicable thereafter, and in any event prior to the filing of any Public Report, to consult with each other in respect of such differences and the effects thereof on the other Person’s applicable Public Reports.

(e)    To the extent RMT Partner is required to describe the compensation plans of Remainco in order to comply with any reporting, disclosure, filing or other requirements imposed under applicable securities Laws or exchange requirements, RMT Partner shall substantially conform such discussion to Remainco’s most recently filed Proxy Statement or Form 10-K to the extent consistent with applicable Law.

(f)    Nothing in this Section 4.1 shall require any Party or RMT Partner to violate any Law (including any Data Protection Law), Contract with any Third Party or policy regarding the confidentiality of confidential and proprietary Information relating to that Third Party or its business; provided, however, that in the event that a Party or RMT Partner is required under this Section 4.1 to disclose any such Information, such Party or RMT Partner shall use commercially reasonable efforts to seek to obtain any such Third Party’s written consent to the disclosure of such Information.

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Section 4.2    Separation of Information.

(a)    Spinco shall, and shall cause the other members of the Spinco Group to, use commercially reasonable efforts to deliver to Remainco (or its designee) as promptly as practicable (and, in any event, no later than twenty-four (24) months following the Spinco Distribution) all Information (i) that constitutes a Remainco Transferred Asset, (ii) to which a member of the Remainco Group has a license pursuant to an Ancillary Agreement (or to the extent such Information is reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement or (iii) to the extent that such Information is related to the Remainco Business, but, in each case of the foregoing clauses (i) through (iii), if such Information is commingled in any member of the Spinco Group’s current records or archives (whether stored with a Third Party or directly by any member of the Spinco Group), Spinco may redact Information to the extent that it is related to the Spinco Business, is commercially or competitively sensitive and could cause harm to the Spinco Business or to which a member of the Remainco Group does not have a license pursuant to an Ancillary Agreement (to the extent such Information is not reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement; provided that with respect to any Information to which a member of the Remainco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement.

(b)    If Remainco identifies in writing particular Information (whether in written, electronic documentary or other archival documentary form) that Remainco reasonably believes is related to the Remainco Business or to which a member of its Group has a license pursuant to an Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement, but is held by or on behalf of any member of the Spinco Group (or any transferee thereof), Spinco shall, and shall cause any other applicable member of the Spinco Group to, request that the archive holder deliver such item to Spinco for review as soon as reasonably practicable, and Spinco shall review such request and deliver the requested material to Remainco as promptly as reasonably practicable and in any event within five (5) Business Days of receiving the material from the archive holder; provided that if the requested material is not specific and requires a longer period of review in light of the breadth of the request, Spinco shall deliver the material to Remainco as promptly as reasonably practicable and shall notify Remainco of the expected timeframe to allow Remainco to narrow such request if desired; provided, further, that with respect to any Information to which a member of the Remainco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement or Ancillary Agreement; provided, further, that if such requested material is not related to the Remainco Business or a member of the Remainco Group is not otherwise granted a license pursuant to an Ancillary Agreement (and such Information is not reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement, Spinco shall not deliver the material to Remainco, but shall provide Remainco with an explanation in reasonable detail of such determination and discuss with Remainco in good faith.

(c)    Remainco shall, and shall cause the other members of the Remainco Group to, use commercially reasonable efforts to deliver to Spinco (or its designee) as promptly as practicable (and, in any event, no later than twenty-four (24) months following the Spinco Distribution) all Information (i) that constitutes a Spinco Transferred Asset, (ii) to which a member of the Spinco Group has a license pursuant to an Ancillary Agreement (or to the extent such Information is reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement or (iii) to the extent that such Information is related to the Spinco Business, but, in each case of the foregoing (i) through (iii), if such Information is commingled in any member of the Remainco Group’s current records or archives (whether stored with a Third Party or directly by any member of the Remainco Group), Remainco may redact Information to the extent that it is related to the Remainco Business, is commercially or competitively sensitive and could cause harm to the

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Remainco Business or to which a member of the Spinco Group does not have a license pursuant to an Ancillary Agreement (to the extent such Information is not reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement; provided that with respect to any Information to which a member of the Spinco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement.

(d)    If Spinco identifies in writing particular Information (whether in written, electronic documentary or other archival documentary form) that Spinco reasonably believes is related to the Spinco Business or to which a member of its Group has a license pursuant to an Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement, but is held by or on behalf of any member of the Remainco Group (or any transferee thereof), Remainco shall, and shall cause any other applicable member of the Remainco Group to, request that the archive holder deliver such item to Remainco for review as soon as reasonably practicable, and Remainco shall review such request and deliver the requested material to Spinco as promptly as reasonably practicable and in any event within five (5) Business Days of receiving the material from the archive holder; provided that if the requested material is not specific and requires a longer period of review in light of the breadth of the request, Remainco shall deliver the material to Spinco as promptly as reasonably practicable and shall notify Spinco of the expected timeframe to allow Spinco to narrow such request if desired; provided, further, that with respect to any Information to which a member of the Spinco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement; provided, further, that if such requested material is not related to the Spinco Business or a member of the Spinco Group is not otherwise granted a license pursuant to an Ancillary Agreement (and such Information is not reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement, Remainco shall not deliver the material to Spinco but shall provide Spinco with an explanation in reasonable detail of such determination and discuss with Spinco in good faith.

Section 4.3    Nonpublic Information. Each Party acknowledges on behalf of itself and the other members of its Group that Information provided pursuant to this Agreement may constitute material, nonpublic information, and trading in the securities of a member of any Group (or the securities of such Person’s Affiliates, or partners) while in possession of such material, nonpublic material information may constitute a violation of the U.S. federal securities Laws.

Section 4.4    Cooperation. Subject to the terms and limitations contained in this Agreement and the Ancillary Agreements, each Party and RMT Partner shall, and shall cause the other members of its Group (as applicable), their respective then-Affiliates, each of its and their respective Affiliates and its and their employees to provide reasonable cooperation and assistance to each other Party and to RMT Partner (and any member of such Party’s Group) in connection with (i) planning for the Separation, (ii) the completion of the Separation substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby) and the transactions contemplated herein and in each Ancillary Agreement and (iii) requests for Information from, audits or other examinations of, such other Party (or member of such Party’s Group) by a Governmental Entity at no additional cost to the Party (or member of such Party’s Group) requesting such assistance other than for the actual out-of-pocket costs (which shall not include the costs of salaries and benefits of employees of such Party (or its Group) or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing) incurred by any such Party (or its Group), if applicable. The cooperation and assistance provided for in this Section 4.4 shall not be required to the extent such cooperation and assistance would result in an undue burden on any Party (or any member of its Group) or would unreasonably interfere with any of its employees’ normal functions and duties.

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Section 4.5    IT Assets Separation. Substantially in accordance with the Separation Plan, Remainco shall, and shall cause its respective Affiliates to, logically and physically separate the Spinco IT Assets from the Remainco IT Assets in such a manner that the Spinco IT Assets are not accessible to Remainco or its Affiliates (other than any member of the Spinco Group), and the Remainco IT Assets are not accessible to Spinco or any member of the Spinco Group (except, in each case, as and to the extent such access is necessary for the provision or receipt of services pursuant to the Ancillary Agreements and Continuing Arrangements). Remainco and Spinco (and RMT Partner) shall reasonably cooperate in the migration of Spinco IT Assets to the systems of RMT Partner, as appropriate.

ARTICLE V

INDEMNIFICATION

Section 5.1    Release of Pre-Distribution Claims.

(a)    Except (i) as provided in Section 5.1(c), (ii) as may be otherwise expressly provided in this Agreement and (iii) for any matter for which any Indemnitee is entitled to indemnification pursuant to this Article V, each Party, on behalf of itself and each member of its Group, and to the extent permitted by Law, all Persons who at any time prior to the Spinco Distribution were shareholders, directors, officers, agents or employees of any member of its respective Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, (x) do hereby, irrevocably but effective at the time of and conditioned upon the occurrence of the Spinco Distribution, and (y) at the time of the Spinco Distribution shall remise, release and forever discharge the other Party and the other members of such other Party’s Group and their respective successors and all Persons who at any time prior to the Spinco Distribution were shareholders, directors, officers, agents or employees of any member of such other Party’s Group (in their capacity as such), in each case, together with their respective heirs, executors, administrators, successors and assigns from any and all Liabilities whatsoever, whether at Law or in equity, whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Spinco Distribution, including in connection with the Separation, Spinco Distribution or any of the other transactions contemplated hereunder and under the Ancillary Agreements, provided, however, that no Spinco Employee shall be remised, released and discharged to the extent such Liability relates to, arises out of or results from intentional misconduct by such employee. The foregoing release includes a release of any rights and benefits conferred by or under California Civil Code Section 1542 or any law of the United States or principle of common law or any law, which is similar, comparable, or equivalent to California Civil Code Section 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Each Party hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and further agrees that this release has been negotiated and agreed upon in light of that awareness and nevertheless each Party expressly waives any and all rights which they may have under Section 1542 of the California Civil Code or any other state or federal statute or common law principle of similar effect.

(b)    Except (i) as provided in Section 5.1(c), (ii) as may be otherwise expressly provided in this Agreement or (iii) for any matter for which any Indemnitee is entitled to indemnification pursuant to this

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Article V, RMT Partner on behalf of itself and its Affiliates, successors and assigns (x) does hereby, irrevocably but effective at the time of and conditioned upon the occurrence of the Spinco Distribution, and (y) at the time of the Spinco Distribution shall remise, release and forever discharge Remainco and the other members of the Remainco Group and their respective successors and all Persons who at any time prior to the Spinco Distribution were shareholders, directors, officers or employees of any member of the Remainco Group (in their capacity as such), in each case, together with their respective heirs, executors, administrators, successors and assigns from any and all Liabilities whatsoever, whether at Law or in equity, whether arising under any Contract, by operation of Law or otherwise, in each case, from existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Spinco Distribution, to the extent related to the Separation, Spinco Distribution or any of the other transactions contemplated hereunder and under the Merger Agreement and the Ancillary Agreements; provided, however, that no Spinco Employee shall be remised, released and discharged to the extent such Liability relates to, arises out of or results from intentional misconduct by such employee. The foregoing release includes a release of any rights and benefits conferred by or under California Civil Code Section 1542 or any law of the United States or principle of common law or any law, which is similar, comparable, or equivalent to California Civil Code Section 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

RMT Partner hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and further agrees that this release has been negotiated and agreed upon in light of that awareness and nevertheless expressly waives any and all rights which it may have under Section 1542 of the California Civil Code or any other state or federal statute or common law principle of similar effect.

(c)    Nothing contained in this Agreement, including Section 5.1(a), Section 5.1(b) or this Section 5.1(c) shall impair or otherwise affect any right of any Party, any member of any Group, or any Party’s or member of a Group’s respective heirs, executors, administrators, successors and assigns to enforce this Agreement, the Merger Agreement, any Ancillary Agreement, any Continuing Arrangements or any agreements, arrangements, commitments or understandings that continue in effect after the Spinco Distribution pursuant to the terms of this Agreement, the Merger Agreement or any Ancillary Agreement. In addition, nothing contained in Section 5.1(a) or Section 5.1(b) shall release any Person from:

(i)    any Liability Assumed, Transferred or allocated to a Party or a member of such Party’s Group pursuant to or as contemplated by, or any other Liability of any member of such Group under, this Agreement or any Ancillary Agreement including (A) with respect to Spinco, any Spinco Assumed Liability and (B) with respect to Remainco, any Remainco Assumed Liability;

(ii)    any Liability under any Continuing Arrangements;

(iii)    any Liability that the Parties may have with respect to indemnification pursuant to this Agreement or any Ancillary Agreement or otherwise for claims or Proceedings brought against any Indemnitee by third Persons, which Liability shall be governed by the provisions of this Agreement and, in particular, this Article V or, in the case of any Liability arising out of an Ancillary Agreement, the applicable provisions of such Ancillary Agreement;

(iv)    the obligation of Remainco, Spinco, RMT Partner or the other parties to the Merger Agreement to consummate the Merger and the other transactions expressly contemplated to occur at the Closing, subject to the terms and conditions of the Merger Agreement;

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(v)    any Liability arising out of or resulting from any Contract that is entered into after the Spinco Distribution between a member of the Remainco Group, on the one hand, and a member of the Spinco Group, on the other hand; and

(vi)    any Liability the release of which would result in a release of any Person other than the Persons released in Section 5.1(a) or Section 5.1(b); provided that the Parties and RMT Partner agree not to bring any Proceeding or permit any of their Subsidiaries or other members of their respective Group, or any of their respective Affiliates, to bring any Proceeding against a Person released in Section 5.1(a) or Section 5.1(b) with respect to such Liability.

In addition, nothing contained in Section 5.1(a) shall release (A) Spinco from indemnifying any director, officer or employee of Remainco who was a director, officer or employee of Spinco or any of its Subsidiaries on or prior to the Spinco Distribution, as applicable, to the extent such director, officer or employee is or becomes a named defendant in any Proceeding with respect to which he or she was entitled to such indemnification pursuant to obligations existing prior to the Spinco Distribution; it being understood that if the underlying obligation giving rise to such Proceeding is a Remainco Assumed Liability, Remainco shall indemnify Spinco for such Liability (including Spinco’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article V or (B) Remainco from indemnifying any director, officer or employee of Remainco who was a director, officer or employee of Remainco or any of its Subsidiaries on or prior to the Spinco Distribution, as applicable, to the extent such director, officer or employee is or becomes a named defendant in any Proceeding with respect to which he or she was entitled to such indemnification pursuant to obligations existing prior to the Spinco Distribution; it being understood that if the underlying obligation giving rise to such Proceeding is a Spinco Assumed Liability, Spinco shall indemnify Remainco for such Liability (including Remainco’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article V.

(d)    From and after the time of the Spinco Distribution, each Party shall not, and shall not permit its Subsidiaries or the other members of its Group, or any of their respective Affiliates, to, make any (or fail to withdraw any previously existing) claim, demand or offset, or commence (or fail to withdraw any previously existing) any Proceeding asserting any claim, demand or offset, including any claim for indemnification, against any other Party or any member of any other Party’s Group, or any other Person released pursuant to Section 5.1(a) or their respective successors with respect to any Liabilities released pursuant to Section 5.1(a).

(e)    From and after the time of the Spinco Distribution, RMT Partner shall not, and shall not permit its Subsidiaries, or any of their respective Affiliates, to, make any (or fail to withdraw any previously existing) claim, demand or offset, or commence (or fail to withdraw any previously existing) any Proceeding asserting any claim, demand or offset, including any claim for indemnification, against Remainco or any member of the Remainco Group, or any other Person released pursuant to Section 5.1(b) or their respective successors with respect to any Liabilities released pursuant to Section 5.1(b).

(f)    It is the intent of each Party and RMT Partner, by virtue of the provisions of this Section 5.1, to provide for, at the time of the Spinco Distribution, a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Spinco Distribution, whether known or unknown, between or among any Party (and/or a member of such Party’s Group), on the one hand, and any other Party or Parties (and/or a member of such Party’s or parties’ Group) (or RMT Partner and its Affiliates), on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Spinco Distribution), except as specifically set forth in this Section 5.1. At any time, at the reasonable request of any other Party, each Party shall use commercially reasonable efforts to cause its Subsidiaries and each other member of its respective Group and, to the extent reasonably practicable each other Person on whose behalf it released Liabilities pursuant to this Section 5.1 to execute and deliver releases reflecting the provisions hereof. Furthermore, at any time, at the reasonable request

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of Remainco, RMT Partner shall cause its Subsidiaries and, to the extent practicable each other Person on whose behalf it released Liabilities pursuant to this Section 5.1 to execute and deliver releases reflecting the provisions hereof.

(g)    Each of Remainco and Spinco, on behalf of itself and the members of its Group, hereby waives any claims, rights of termination and any other rights under any Continuing Arrangement related to or arising out of the Separation or the Spinco Distribution (including with respect to any “change of control” or similar provision or from any Party no longer being an Affiliate of the other Party, and agrees that any change in rights or obligations that would automatically be effective as a result thereof be deemed amended to no longer apply).

(h)    Each of Remainco and RMT Partner, on behalf of itself and its Subsidiaries, hereby waives any claims, rights of termination and any other rights under any Contract by and between or among any member of the Remainco Group or the Spinco Group, on the one hand, and RMT Partner and its Subsidiaries, on the other hand, related to or arising out of the Separation or the Spinco Distribution (including with respect to any “change of control” or similar provision or from any Party no longer being an Affiliate of the other Party, and agrees that any change in rights or obligations that would automatically be effective as a result thereof be deemed amended to no longer apply).

Section 5.2    Indemnification by Remainco. In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement, following the Spinco Distribution Date, Remainco shall and shall cause the other members of the Remainco Group to indemnify, defend and hold harmless the Spinco Indemnitees from and against any and all Indemnifiable Losses of the Spinco Indemnitees to the extent relating to, arising out of or resulting from (i) the Liabilities which were expressly assumed by a member of the Remainco Group pursuant to this Agreement, (ii) any breach by Remainco of any provision of this Agreement or, subject to Section 5.9, the Ancillary Agreements and (iii) except to the extent it relates to a Spinco Assumed Liability, any guarantee, indemnification or contribution obligation or Credit Support Instrument for the benefit of any member of the Remainco Group by any member of the Spinco Group that survives following the Spinco Distribution.

Section 5.3    Indemnification by Spinco and RMT Partner. In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement, (x) Spinco shall, and shall cause the other members of the Spinco Group to, indemnify, defend and hold harmless the Remainco Indemnitees from and against any and all Indemnifiable Losses of the Remainco Indemnitees to the extent relating to, arising out of or resulting from (i) the Liabilities which were expressly assumed by a member of the Spinco Group pursuant to this Agreement, (ii) any breach by Spinco of any provision of this Agreement or, subject to Section 5.9, the Ancillary Agreements and (iii) except to the extent it relates to a Remainco Assumed Liability, any guarantee, indemnification or contribution obligation or Credit Support Instrument for the benefit of any member of the Spinco Group by any member of the Remainco Group that survives following the Spinco Distribution and (y) from and following the Closing, RMT Partner shall and shall cause its Subsidiaries to indemnify, defend and hold harmless the Remainco Indemnitees from and against any and all Indemnifiable Losses of the Remainco Indemnitees indemnifiable pursuant to this Article V to the extent not paid by a member of the Spinco Group.

Section 5.4    Procedures for Third Party Claims.

(a)    If a claim or demand is made against a Remainco Indemnitee or a Spinco Indemnitee (each, an “Indemnitee”) by any Person who is not a member of the Remainco Group, Spinco Group or RMT Partner and its Affiliates (a “Third Party Claim”) as to which such Indemnitee is or may be entitled to indemnification pursuant to this Agreement, such Indemnitee shall notify the Party which is or may be required pursuant to this Article V to make such indemnification (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim as promptly as practicable (and in any event within thirty (30) days) after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that the failure to provide notice of

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any such Third Party Claim pursuant to this sentence shall not release the Indemnifying Party from any of its obligations under this Article V except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. Thereafter, the Indemnitee shall deliver to the Indemnifying Party, as promptly as practicable (and in any event within ten (10) Business Days) after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.

(b)    Other than in the case of indemnification by a beneficiary Party of a guarantor Party pursuant to Section 1.10(c) (the defense of which shall be controlled by the beneficiary Party), an Indemnifying Party shall be entitled (but shall not be required) to assume and control the defense of any Third Party Claim at such Indemnifying Party’s own expense and with counsel selected by the Indemnifying Party with the consent of the applicable Indemnitees (such consent not to be unreasonably withheld, conditioned or delayed) if it gives prior written notice of its intention to do so to the applicable Indemnitees within thirty (30) days of the Indemnifying Party’s receipt of notice of the relevant Third Party Claim from the applicable Indemnitees pursuant to Section 5.4(a). Within thirty (30) days after the receipt of notice from an Indemnitee (or sooner, if the nature of such Third Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election as to whether the Indemnifying Party will assume responsibility for defending such Third Party Claim, which election shall specify any reservations or exceptions to its defense. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim to the extent such Third Party Claim (x) is an allegation of a criminal violation, (y) seeks injunctive, equitable or other relief other than monetary damages against the Indemnitee (provided that such Indemnitee shall reasonably cooperate with the Indemnifying Party, at the request of the Indemnifying Party, in seeking to separate any such claims from any related claim for monetary damages if this clause (y) is the sole reason that such Third Party Claim is a Non-Assumable Third Party Claim) or (z) is made by a Governmental Entity (clauses (x), (y) and (z), the “Non-Assumable Third Party Claims”). After notice from an Indemnifying Party to an Indemnitee of the Indemnifying Party’s election to assume the defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, at its own expense and, in any event, shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent and material Information, materials and other information in such Indemnitee’s possession or under such Indemnitee’s control relating thereto as may be reasonably required by the Indemnifying Party; provided, however, that in the event a conflict of interest exists, or is reasonably likely to exist, that would make it inappropriate in the reasonable judgment of counsel to the applicable Indemnitee(s) for the same counsel to represent both the Indemnifying Party and the applicable Indemnitee(s), such Indemnitee(s) shall be entitled to retain, at the Indemnifying Party’s expense, one separate counsel (and any necessary local counsel) as required by the applicable rules of professional conduct with respect to such matter. In the event that the Indemnifying Party exercises the right to assume and control the defense of a Third Party Claim as provided above, (1) the Indemnifying Party shall keep the Indemnitee(s) reasonably apprised of all material developments in such defense, (2) the Indemnifying Party shall not withdraw from the defense of such Third Party Claim without providing advance notice to the Indemnitee(s) reasonably sufficient to allow the Indemnitee(s) to prepare to assume the defense of such Third Party Claim, and (3) the Indemnifying Party shall conduct the defense of the Third Party Claim actively and diligently.

(c)    If the Indemnifying Party elects not to assume the defense of such Third Party Claim, fails to notify an Indemnitee of its election or if the claim relates to or arises in connection with a Non-Assumable Third Party Claim, then the applicable Indemnitee may defend such Third-Party Claim at the cost and expense of the Indemnifying Party to the extent indemnification is available hereunder and the Indemnifying Party shall have the right to participate in the defense of such Third Party Claim at such Indemnifying Party’s own cost and expense with counsel selected by the Indemnifying Party that is reasonably acceptable to the applicable Indemnitees. Other than in the case of a Non-Assumable Third Party Claim, if an Indemnifying Party elects not to assume responsibility for defending a Third Party Claim or fails to notify an Indemnitee of its election as provided in Section 5.4(b), or if the Indemnifying Party fails to actively and diligently defend the Third Party Claim, the applicable Indemnitee(s) may defend such Third Party Claim. If the Indemnitee is conducting the

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defense of any Third Party Claim, the Indemnifying Party shall reasonably cooperate with the Indemnitee in such defense and make available to the Indemnitee, at the Indemnifying Party’s expense, all witnesses, pertinent and material Information, material and information in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as may be reasonably required by the Indemnitee pursuant to a joint defense agreement to be entered into by Indemnitee and the Indemnifying Party; provided, however, that such access shall not require the Indemnifying Party to disclose any information the disclosure of which would, in the reasonable judgment of counsel to the Indemnifying Party, result in the loss of any existing attorney-client privilege with respect to such information or violate any applicable Law or such Person’s contractual obligations.

(d)    No Indemnitee may admit any liability with respect to, consent to entry of any judgment of, or settle, compromise or discharge any Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If an Indemnifying Party has failed to assume the defense of a Third Party Claim, it shall not be a defense to any obligation to pay any amount in respect of such Third Party Claim that the Indemnifying Party was not consulted in the defense thereof, that such Indemnifying Party’s views or opinions as to the conduct of such defense were not accepted or adopted or that such Indemnifying Party does not approve of the quality or manner of the defense thereof.

(e)    In the case of a Third Party Claim, the Indemnifying Party shall not admit any liability with respect to, consent to entry of any judgment of, or settle, compromise or discharge, the Third Party Claim without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or judgment (A) completely and unconditionally releases the Indemnitee in connection with such matter, (B) provides relief consisting solely of money damages borne by the Indemnifying Party and (C) does not involve any admission by the Indemnitee of any wrongdoing or violation of Law.

(f)    Notwithstanding anything herein or, subject to Section 5.9, in any Ancillary Agreement or any Conveyancing and Assumption Instrument to the contrary, other than (i) the indemnification provisions in Section 1.7 and Section 1.10, (ii) the Spinco Special Cash Payment adjustment mechanism in Section 1.3 and (iii) actions for specific performance or injunctive or other equitable relief pursuant to Section 9.6, the indemnification provisions of this Article V shall be the sole and exclusive remedy of the Parties, the parties to the Conveyancing and Assumption Instruments, RMT Partner and any Indemnitee for any breach of this Agreement or, subject to Section 5.9, any Ancillary Agreement or any Conveyancing and Assumption Instrument and for any failure to perform and comply with any covenant or agreement in this Agreement or in any Conveyancing and Assumption Instrument; (B) each Party, RMT Partner and each Indemnitee expressly waives and relinquishes any and all rights, claims or remedies it may have with respect to the foregoing other than under this Article V against any Indemnifying Party; (C) none of the Parties, the members of their respective Groups, RMT Partner or any other Person may bring a claim under any Conveyancing and Assumption Instrument; (D) any and all claims arising out of, resulting from, or in connection with the Separation or the other transactions contemplated in this Agreement must be brought under and in accordance with the terms of this Agreement; and (E) no breach of this Agreement or any Conveyancing and Assumption Instrument shall give rise to any right on the part of any party hereto or thereto, after the consummation of the Spinco Distribution, to rescind this Agreement, any Conveyancing and Assumption Instrument or any of the transactions contemplated hereby or thereby (except as expressly provided in Section 1.8); provided, however, that indemnification for Tax matters shall be governed by the terms, provisions and procedures of the Tax Matters Agreement and not by this Article V. Each Party shall cause the members of its Group to comply with this Section 5.4(f) and RMT Partner shall cause its Subsidiaries to comply with this Section 5.4(f).

(g)    The provisions of this Article V shall apply to Third Party Claims that are already pending or asserted as well as Third Party Claims brought or asserted after the date of this Agreement. There shall be no requirement under this Section 5.4 to give a notice with respect to the existence of any Third Party Claim that exists as of the Spinco Distribution. Each Party on behalf of itself and each other member of its Group, and RMT Partner on behalf of itself and its Subsidiaries acknowledges that Liabilities for Proceedings (regardless of the parties to the Proceedings) may be partly Liabilities of Spinco and partly Liabilities of Remainco. If the Parties

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cannot agree on the allocation of any such Liabilities for Proceedings, they shall resolve the matter of such allocation pursuant to the procedures set forth in Article VII. No Party shall, nor shall any Party permit the other members of its Group (or their respective then-Affiliates) to, file Third Party Claims or cross-claims against any other Party or any members of another Group in a Proceeding in which a Third Party Claim is being resolved. RMT Partner shall not, and shall not permit any of its Subsidiaries to, file Third Party Claims or cross-claims against Remainco or any members of the Remainco Group in a Proceeding in which a Third Party Claim is being resolved.

(h)    This Section 5.4, Section 5.5, Section 5.6 and Section 5.7 shall not apply to Tax Contests, which shall be governed exclusively by the Tax Matters Agreement.

Section 5.5    Procedures for Direct Claims. An Indemnitee shall give the Indemnifying Party written notice of any matter that an Indemnitee has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (other than a Third Party Claim which shall be governed by Section 5.4), within thirty (30) days of such determination, stating the amount of the Indemnifiable Loss claimed, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed by such Indemnitee or arises; provided, however, that the failure to provide such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure.

Section 5.6    Cooperation in Defense and Settlement.

(a)    With respect to any Third Party Claim in which both the Spinco Group (or RMT Partner and its Subsidiaries, as applicable) and the Remainco Group are named parties or that implicates both the Spinco Group (or RMT Partner and its Subsidiaries, as applicable), on the one hand, and Remainco Group, on the other hand, in a material respect, including due to the reasonably foreseeable impact on the Remainco Business or the Spinco Business of the relief sought or the responsibilities for management of defense and related indemnities pursuant to this Agreement, Spinco (or RMT Partner, as applicable) and Remainco agree to use commercially reasonable efforts to cooperate and maintain a joint defense (in a manner that will preserve for all Parties any Privilege). The Party that is not responsible for managing the defense of any such Third Party Claim shall be consulted with respect to significant matters relating thereto and may, if necessary or helpful, retain counsel to assist in the defense of such claims at its own cost and expense. Notwithstanding the foregoing, nothing in this Section 5.6(a) shall derogate from any Party’s rights to control the defense of any Proceeding in accordance with Section 5.4.

(b)    (i) Notwithstanding anything to the contrary in this Agreement, with respect to any Third Party Claim where the resolution of such Third Party Claim by order, judgment, settlement or otherwise, would reasonably be expected to include any condition, limitation or other stipulation that would, in the reasonable judgment of Remainco, materially and adversely impact the conduct of the Remainco Business or result in a material adverse change to any member of the Remainco Group, Remainco shall have, at Remainco’s expense, the reasonable opportunity to consult, advise and comment in all preparation, planning and strategy regarding any such Third Party Claim, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by any member of the Spinco Group to any Third Party involved in such Third Party Claim (including any Governmental Entity), to the extent that Remainco’s participation does not affect any Privilege in a material and adverse manner; provided that to the extent that any such Third Party Claim requires the submission by any member of the Spinco Group of any Information relating to any current or former officer or director of any member of the Remainco Group, such Information will only be submitted in a form consented to by Remainco in its reasonable discretion (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) notwithstanding anything to the contrary in this Agreement, with respect to any Third Party Claim where the resolution of such Third Party Claim by order, judgment, settlement or otherwise, would reasonably be expected to include any condition, limitation or other stipulation that would, in the reasonable judgment of Spinco, materially and adversely impact the conduct of the Spinco Business or result in a

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material adverse change to any member of the Spinco Group, Spinco shall have, at Spinco’s expense, the reasonable opportunity to consult, advise and comment in all preparation, planning and strategy regarding any such Third Party Claim, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by any member of the Remainco Group to any Third Party involved in such Third Party Claim (including any Governmental Entity), to the extent that Spinco’s participation does not affect any Privilege in a material and adverse manner; provided that to the extent that any such Third Party Claim requires the submission by any member of the Remainco Group of any Information relating to any current or former officer or director of any member of the Spinco Group, such Information will only be submitted in a form consented to by Spinco in its reasonable discretion (such consent not to be unreasonably withheld, conditioned or delayed). With regard to the matters specified in the preceding clause (i), Remainco shall have a right to consent to any compromise or settlement related thereto by any member of the Spinco Group to the extent that the effect on any member of the Remainco Group would reasonably be expected to result in a material adverse effect on the financial condition or results of operations of Remainco and its Subsidiaries at such time or the Remainco Business conducted thereby at such time, taken as a whole, and such material adverse effect would reasonably be expected to be greater with respect to the Remainco Group, taken as a whole, than the effect on the Spinco Group, taken as a whole and with regard to the matters specified in the preceding clause (ii), Spinco shall have a right to consent to any compromise or settlement related thereto by any member of the Remainco Group to the extent that the effect on any member of the Spinco Group would reasonably be expected to result in a material adverse effect on the financial condition or results of operations of Spinco and its Subsidiaries at such time or the Spinco Business conducted thereby at such time, taken as a whole, and such material adverse effect would reasonably be expected to be greater with respect to the Spinco Group, taken as a whole, than the effect on the Remainco Group, taken as a whole.

(c)    Each Party agrees on behalf of itself and its Subsidiaries and the other members of its Group that at all times from and after the Spinco Distribution, if a Proceeding is commenced by a Third Party naming both Remainco and Spinco (or any member of such Parties’ respective Groups or their respective then-Affiliates) as defendants and with respect to which one or more named Parties (or any member of such Party’s respective Group or their respective then-Affiliates) is a nominal defendant and/or such Proceeding is otherwise not a Liability allocated to such named Party under this Agreement, then the other Party shall use, and shall cause the other members of its respective Group to use, commercially reasonable efforts to cause such nominal defendant to be removed from such Proceeding, as soon as reasonably practicable (including using commercially reasonable efforts to petition the applicable court to remove such Party (or member of its Group or their respective then-Affiliates) as a defendant to the extent such Proceeding relates solely to Assets or Liabilities that another Party (or Group) has been allocated pursuant to this Agreement). In the event of a Proceeding in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, each Party shall, and shall cause the other members of its Group to, use commercially reasonable efforts to substitute the Indemnifying Party for the named defendant, if reasonably practicable and advisable under the circumstances. If such substitution or addition cannot be achieved for any reason or is not requested, management of the Proceeding shall be determined as set forth in this Article V.

Section 5.7    Indemnification Payments. Indemnification required by this Article V shall be made by periodic payments of the amount of Indemnifiable Loss in a timely fashion during the course of the investigation or defense, as and when bills are received or an Indemnifiable Loss or Liability is incurred. The applicable Indemnitee shall deliver to the Indemnifying Party, upon request, reasonable documentation setting forth the basis for the amount of such payments, including documentation with respect to calculations made and consideration of any Insurance Proceeds or Third Party Proceeds that actually reduce the amount of such Indemnifiable Losses; provided that the delivery of such documentation shall not be a condition to the payments described in the first sentence of this Section 5.7, but the failure to deliver such documentation may be the basis for the Indemnifying Party to contest whether the applicable Indemnifiable Loss or Liability was incurred by the applicable Indemnitee.

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Section 5.8    Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a)    Any Indemnifiable Loss subject to indemnification pursuant to this Article V, shall be calculated (i) net of Insurance Proceeds that actually reduce the amount of the Indemnifiable Loss and (ii) net of any proceeds received by the Indemnitee from any Third Party (net of any deductible, retention amount or increased insurance premiums incurred by the Indemnifying Party in obtaining such recovery) for such Liability that actually reduce the amount of the Indemnifiable Loss (“Third Party Proceeds”). Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article V to any Indemnitee pursuant to this Article V shall be reduced by any Insurance Proceeds or Third Party Proceeds actually recovered by or on behalf of the Indemnitee in respect of the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b)    The Parties hereby agree that an insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto and, solely by virtue of the indemnification provisions hereof, shall not have any subrogation rights with respect thereto, and that no insurer or any other Third Party shall be entitled to a “windfall” (e.g., a benefit it would not otherwise be entitled to receive, or the reduction or elimination of an insurance coverage obligation that it would otherwise have, in the absence of the indemnification or release provisions) by virtue of any provision contained in this Agreement. Each Party shall, and shall cause the members of its Group to, use commercially reasonable efforts (taking into account the probability of success on the merits and the cost of expending such efforts, including attorneys’ fees and expenses) to seek to collect or recover any Insurance Proceeds and any Third Party Proceeds to which the Indemnitee is entitled in connection with any Indemnifiable Loss for which the Indemnitee seeks indemnification pursuant to this Article V; provided that the Indemnitee shall not be required to proceed against any key customer, key supplier or other significant commercial counterparty of such Indemnitee’s Business or the business of its Affiliates if, in the reasonable and good faith determination of the Indemnitee, pursuing to collect or recover from such Person would have a material adverse impact on the Indemnitee or its Affiliate’s relationship with such Person; provided, further, that the Indemnitee’s inability, following such efforts, to collect or recover any such Insurance Proceeds or Third Party Proceeds (despite having used commercially reasonable efforts) shall not limit or delay the Indemnifying Party’s obligations hereunder. Notwithstanding the foregoing, an Indemnifying Party may not delay making any indemnification payment or otherwise satisfying any indemnification obligation, pending the outcome of any Proceeding to collect or recover Insurance Proceeds.

(c)    In addition to the provisions of Section 5.8(a), any Indemnifiable Loss subject to indemnification pursuant to this Article V, shall be (i) increased by the amount of any Tax detriment suffered or incurred by the Indemnitee as a result of the Indemnifiable Loss and indemnification payments received in respect thereof and (ii) reduced by the amount of any Tax Benefit realized by the Indemnitee as a result of the event giving rise to the Indemnifiable Loss; provided that nothing in this Section 5.8(c) shall override the provisions of the Tax Matters Agreement.

Section 5.9    Ancillary Agreements. Notwithstanding anything in this Agreement to the contrary, to the extent any Ancillary Agreement contains any specific, express indemnification obligation or contribution obligation relating to any Asset or Liability contributed, assumed, retained, transferred, delivered or conveyed pursuant to such Ancillary Agreement, or relating to any other specific matter, the indemnification obligations contained herein shall not apply to such Asset or Liability, or such other specific matter, and instead the indemnification and/or contribution obligations set forth in such Ancillary Agreement shall govern with regard to such Asset or Liability or any such other specific matter.

Section 5.10    Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement (including this Article V) or any Ancillary Agreement, neither Group shall be liable to the other

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Group or its Indemnitees for, and “Indemnifiable Losses” shall not include any (i) amounts for any incidental, indirect or consequential damages or other speculative form of damages (including loss of profits or revenue) or (ii) punitive, treble, special, or exemplary damages, except, in the case of each of clauses (i) and (ii), to the extent actually required to be paid to a Person who is not a member of either Group or RMT Partner and its Subsidiaries pursuant to a Third Party Claim that has been resolved by (a) a settlement entered into in accordance with this Agreement and any applicable Ancillary Agreement or (b) a judicial decision, arbitral award or binding order of a Governmental Entity with competent jurisdiction (in each case without possibility of appeal or where the time for appeal has expired).

Section 5.11    No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party or RMT Partner a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

Section 5.12    Additional Matters; Survival of Indemnities.

(a)    The indemnity agreements contained in this Article V shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; (ii) the knowledge by the Indemnitee of Indemnifiable Losses for which it might be entitled to indemnification hereunder; and (iii) any termination of this Agreement. The indemnity agreements contained in this Article V shall survive the Spinco Distribution.

(b)    The rights and obligations of RMT Partner, any member of the Remainco Group or any member of the Spinco Group, in each case, under this Article V, shall survive the sale or other Transfer by any Party or its respective Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities, with respect to any Indemnifiable Loss of any Indemnitee related to such Assets, businesses or Liabilities.

ARTICLE VI

CONFIDENTIALITY; ACCESS TO INFORMATION

Section 6.1    Preservation of Corporate Records.

(a)    Except to the extent otherwise contemplated by any Ancillary Agreement, a Party providing (or causing to be provided) Records or access to Information to another Party under this Article VI shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party (or its Group or any of its or their respective then-Affiliates) or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as are reasonably incurred in providing such Records or access to Information.

(b)    Except as otherwise required or agreed to in writing, or as otherwise provided in any Ancillary Agreement, with regard to any Information referenced in Section 6.2, each Party shall, and shall cause the other members of its Group (and any of their successors and assigns) to, use commercially reasonable efforts, at such Party’s sole cost and expense, to retain, until the latest of, as applicable, (i) the date on which such Information is no longer required to be retained pursuant to the policies or ordinary course practices of Remainco in effect on the Spinco Distribution Date and communicated to RMT Partner at least thirty (30) days prior to the Spinco Distribution, (ii) the date on which such Information is no longer required to be retained pursuant to any “litigation hold” issued by Remainco or any of its Subsidiaries prior to the Spinco Distribution and communicated to RMT Partner at least thirty (30) days prior to the Spinco Distribution, (iii) the concluding date of any period as may be required by any applicable Law, (iv) with respect to any pending or threatened Proceeding arising after the Spinco Distribution Date, to the extent that any member of the Group in possession

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of such Information has been notified in writing pursuant to a “litigation hold” by any Party of such pending or threatened Proceeding, the concluding date of any such “litigation hold,” and (v) the concluding date of any period during which the destruction of such Information would reasonably be expected to interfere with a pending or threatened investigation by a Governmental Entity which is known to any member of the Group in possession of such Information at the time any retention obligation with regard to such Information would otherwise expire. The Parties agree that upon reasonable written request from the applicable other Party that certain Information relating to the Remainco Business, the Spinco Business or the transactions contemplated hereby be retained in connection with a Proceeding, each Party shall, and shall cause the other members of its Group (and any of their respective then-Affiliates) to use commercially reasonable efforts (at the requesting Party’s sole cost and expense) to preserve and not to destroy or dispose of such Information without the consent (such consent not to be unreasonably withheld, conditioned or delayed) of the requesting Party (for the avoidance of doubt, reasonable efforts shall include issuing a “litigation hold”).

(c)    The Parties intend, and acknowledge that each of their Subsidiaries and members of its respective Group intends, that any Transfer of Information that would otherwise be within the attorney-client or attorney work product privileges shall not operate as a waiver of any potentially applicable Privilege.

Section 6.2    Provision of Corporate Records. Other than in circumstances in which indemnification is sought pursuant to Article V (in which event the provisions of such Article V will govern) or for matters related to the provision of Tax Records (in which event the Tax Matters Agreement will govern) or for matters related to the separation of Information (which shall be governed by Section 4.2) and without limiting the applicable provisions of Article IV, and subject to appropriate restrictions for Privileged Information or Confidential Information:

(a)    After the Spinco Distribution Date and until the date on which Spinco is no longer required to retain, or cause to be retained, the Information requested pursuant to this Section 6.2(a) in accordance with Spinco’s obligations under Section 6.1(b), and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Remainco for Information (i) which (A) constitutes an Asset of the Remainco Group, as applicable, and the Transfer of such Asset has not been consummated as of the Spinco Distribution Date, or (B) relates to the Remainco Group or the conduct of the Remainco Business, as the case may be, up to the Spinco Distribution Date, solely to the extent reasonably necessary for the Parties to complete the separation of Assets (including Records) as contemplated hereby (or for such other reasonable purposes as may be agreed by the Parties), Spinco shall, and shall cause the other members of the Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Remainco, and its designated representatives reasonable access during normal business hours to the written or electronic documentary Information or appropriate copies of such Information (or the originals thereof if Remainco has a reasonable need for such originals) in the possession or control of any member of the Spinco Group, but only to the extent such items (or copies thereof) constitute an Asset of the Remainco Group in accordance with clause (i)(A) or relate to the Remainco Group or the conduct of the Remainco Business in accordance with clause (i)(B) and are not already in the possession or control of Remainco (or any member of its Group); provided that, except in the case of clause (i)(A), to the extent any original documentary Information is delivered to Remainco pursuant to this Agreement or the Ancillary Agreements, Remainco shall, and shall cause the other members of its Group (and each of its and their respective then-Affiliates) to, at its own expense, return them to Spinco within a reasonable time after the need to retain such originals pursuant to this Section 6.2 has ceased; provided, further, that, in the event that Spinco reasonably determines that any such access or the provision of any such Information would reasonably be expected to be materially commercially detrimental to Spinco or any member of the Spinco Group or would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably result in the waiver of any Privilege (unless the Privilege with respect to any such Privileged Information is solely related (other than in any de minimis respect) to Sole Benefit Services of the requesting Party), Spinco shall not be obligated to, and shall not be obligated to cause the other members of the Spinco Group (and each of its and their respective then-Affiliates) to, provide such Information requested by Remainco; provided, however, in the event access or the

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provision of any such Information would reasonably be expected to be materially commercially detrimental or violate a Contract with a Third Party, Spinco shall, and shall cause the other members of the Spinco Group (and any of its or their then-Affiliates) to, use commercially reasonable efforts to seek to mitigate any such harm or consequence of, or to obtain the Consent of such Third Party to, the disclosure of such Information or (ii) that (x) is required by any member of the Remainco Group with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on Remainco (including under applicable securities Laws) by a Governmental Entity having jurisdiction over Remainco, (y) is required by Remainco in connection with the production of any financial statements produced in connection with any acquisition or disposition involving Remainco, or (z) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Proceeding or other similar requirements, as applicable, Spinco shall, and shall cause the other members of the Spinco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Remainco and its respective designated representatives reasonable access during normal business hours to the Information or appropriate copies of such written or electronic documentary Information (or the originals thereof if the applicable member of the Remainco Group has a reasonable need for such originals) in the possession or control of Spinco or any other member of the Spinco Group (or any of its or their respective then-Affiliates), but only to the extent such items are of the type set forth in clauses (ii)(x), (y) or (z) and are not already in the possession or control of Remainco (or another member of its Group, or any of their respective then-Affiliates); provided that, to the extent any original documentary Information is delivered to Remainco pursuant to this Agreement or the Ancillary Agreements, Remainco shall, at its own expense, return such Information to Spinco within a reasonable time after the need to retain such originals has ceased; provided, further, that, in the event that Spinco reasonably determines that any such access or the provision of any such Information (including Information requested under Section 4.1 or Section 4.2(b)) would violate any Law (including any Data Protection Law), Contract with a Third Party or policies or would reasonably be expected to result in the waiver of any attorney-client privilege, the work product doctrine or other applicable Privilege (unless the application of such privilege, doctrine or Privilege with respect to such matter is solely related (other than in any de minimis respect) to the Assets, Business and/or Liabilities of the requesting Party), Spinco shall not be obligated to provide such Information requested by Remainco, provided, further, that in the event access or the provision of any such Information would violate a Contract with a Third Party, Spinco shall, and shall cause the other members of the Spinco Group (and any of its or their respective then-Affiliates) to, use commercially reasonable efforts to seek to obtain the Consent of such Third Party to the disclosure of such Information.

(b)    After the Spinco Distribution Date and until the date on which Remainco is no longer required to retain, or cause to be retained, the Information requested pursuant to this Section 6.2(b) in accordance with Spinco’s obligations under Section 6.1(b), and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Spinco for Information (i) which (A) constitutes an Asset of the Spinco Group, and the Transfer of such Asset has not been consummated as of the Spinco Distribution Date or (B) relates to the Spinco Group or the conduct of the Spinco Business up to the Spinco Distribution Date solely to the extent reasonably necessary for the Parties to complete the separation of Assets (including Records) as contemplated hereby (or for such other reasonable purposes as may be agreed by the Parties), Remainco shall, and shall cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Spinco and its designated representatives reasonable access during normal business hours to the written or electronic documentary Information or appropriate copies of such Information (or the originals thereof if the Party making the request has a reasonable need for such originals) in the possession or control of any member of the Remainco Group, but only to the extent such items (or copies thereof) constitute an Asset of the Spinco Group in accordance with clause (i)(A) or relate to the Spinco Group or the conduct of the Spinco Business in accordance with clause (i)(B) and are not already in the possession or control of Spinco (or any member of its Group); provided that, except in the case of clause (i)(A) to the extent any original documentary Information is delivered to Spinco pursuant to this Agreement or the Ancillary Agreements, Spinco shall, and shall cause the other members of its Group (and its respective then-Affiliates) to, at its own expense, return them to Remainco within a reasonable time after the need to retain such originals has ceased; provided, further, that, in the event

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that Remainco reasonably determines that any such access or the provision of any such Information (including Information requested under Section 4.1 or Section 4.2(d)) would reasonably be expected to be materially commercially detrimental to Remainco or any member of the Remainco Group or would violate any Law (including any Data Protection Law), Contract with a Third Party or policies or would reasonably result in the waiver of any Privilege (unless the Privilege with respect to any such Privileged Information is solely related (other than in any de minimis respect) to Sole Benefit Services of Spinco), Remainco shall not be obligated to, and shall not be obligated to cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide such Information requested by Spinco, in the event access or the provision of any such Information would reasonably be expected to be materially commercially detrimental or violate a Contract with a Third Party, Remainco shall, and shall cause the other members of the Remainco Group (and any of its or their then-Affiliates) to, use commercially reasonable efforts to seek to mitigate any such harm or consequence of, or to obtain the Consent of such Third Party to, the disclosure of such Information or (ii) that (x) is required by any member of the Spinco Group with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on such Person (including under applicable securities Laws) by a Governmental Entity having jurisdiction over such Person, or (y) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Proceeding or other similar requirements, as applicable, Remainco shall, and shall cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Spinco and its respective designated representatives reasonable access during normal business hours to the Information or appropriate copies of such written or electronic documentary Information (or the originals thereof if the applicable member of the Spinco Group has a reasonable need for such originals) in the possession or control of Remainco or any other member of the Remainco Group (or any of its or their respective then-Affiliates), but only to the extent such items are of the type set forth in clauses (ii)(x) or (y) and are not already in the possession or control of Spinco (or another member of its Group, or any of their respective then-Affiliates); provided that, to the extent any original documentary Information is delivered to Spinco pursuant to this Agreement or the Ancillary Agreements, Spinco shall, at its own expense, return such Information to Remainco within a reasonable time after the need to retain such originals has ceased; provided, further, that, in the event that Remainco reasonably determines that any such access or the provision of any such Information (including Information requested under Section 4.1) would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably be expected to result in the waiver of any attorney-client privilege, the work product doctrine or other applicable Privilege (unless the application of such privilege, doctrine or Privilege with respect to such matter is solely related (other than in any de minimis respect) to the Assets, Business and/or Liabilities of Spinco), Remainco shall not be obligated to provide such Information requested by Spinco, provided, further, that in the event access or the provision of any such Information would violate a Contract with a Third Party, Remainco shall, and shall cause the other members of the Remainco Group (and any of its or their respective then-Affiliates) to, use commercially reasonable efforts to seek to obtain the Consent of such Third Party to the disclosure of such Information.

(c)    Any Information provided by or on behalf of or made available by or on behalf of any Party (or any other member of any Group) pursuant to this Article VI shall be on an “as is,” “where is” basis and no Party (or any member of any Group) is making any representation or warranty with respect to such Information or the completeness thereof.

(d)    Each of Remainco and Spinco shall, and shall cause each other member of its Group to, inform its and their respective officers, employees, agents, consultants, advisors, authorized accountants, counsel and other designated representatives who have or have access to the Confidential Information or other Information of any member of any other Group provided pursuant to Section 4.1 or this Article VI of their obligation to hold such Information confidential in accordance with the provisions of this Agreement.

Section 6.3    Disposition of Information.

(a)    Each Party, on behalf of itself and each other member of its Group, acknowledges that Information in its or in a member of its Group’s possession, custody or control as of the Spinco Distribution may

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include Information owned by another Party or a member of another Party’s Group and not related to (i) it or its Business or (ii) any Ancillary Agreement to which it or any member of its Group is a Party.

(b)    Notwithstanding such possession, custody or control, such Information shall remain the property of such other Party or member of such other Party’s Group. Each Party agrees, on behalf of itself and each other member of its Group, subject to legal holds and other legal requirements and obligations, (i) that any such Information is to be treated as Confidential Information of the Party or Parties to which it relates and (ii) subject to Section 6.1, to use commercially reasonable efforts to within a reasonable time (1) purge such Information from its databases, files and other systems and not retain any copy of such Information (including, if applicable, by transferring such Information to the Party to which such Information belongs) or (2) if such purging is not practicable, to encrypt or otherwise make unreadable or inaccessible such Information.

Section 6.4    Witness Services; Access to Personnel. At all times from and after the Spinco Distribution Date, each of Spinco and Remainco shall use its commercially reasonable efforts to make available to the other Party, upon reasonable written request, its and any member of its Group’s officers, directors, employees and agents (taking into account the business demands of such individuals) as witnesses (in the presence of counsel for such officer, director, employee or agent, if any, and, if requested by the providing Group, counsel or other representatives designated by the providing Group) to the extent that (i) such Persons may reasonably be required to testify, or the testimony of such Persons would reasonably be expected to be relevant to the requesting Party (or any member of its Group), in connection with the prosecution or defense of any Proceeding in which the requesting Party may from time to time be involved and (ii) there is no conflict in the Proceeding between the requesting Party (or any member of its Group) and the requested Party (or any member of its Group). A Party providing, or causing to be provided, a witness to another Party (or member of such other Party’s Group) under this Section 6.4 shall be entitled to receive from the recipient of such services, upon the presentation of invoices therefor, payments for all reasonable out-of-pocket costs and expenses incurred by such Party or a member of its Group in connection therewith (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be properly paid under applicable Law.

Section 6.5    Reimbursement; Other Matters. Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a Party (or a member of such Party’s Group) providing, or causing to be provided, Information or access to Information to another Party (or a member of such Party’s Group) under this Article VI shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party or any other member of its Group or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as may be reasonably incurred in providing such Information or access to such Information.

Section 6.6    Confidentiality; Non-Use.

(a)    Notwithstanding any termination of this Agreement, each Party shall, and shall cause each of the other members of its Group to, hold, and cause each of their respective officers, employees, agents, consultants and advisors to hold, in strict confidence, at a standard of care no less than that used for its own Confidential Information (and in any event no less than a reasonable standard of care), and not to disclose or release or except as otherwise permitted by this Agreement, use, without the prior written consent of each Party to whom (or to whose Group) the Confidential Information relates (which may be withheld in each such Party’s sole and absolute discretion), any and all Confidential Information concerning or belonging to another Party or any member of its Group; provided that each Party may disclose, or may permit disclosure of, such Confidential Information (i) to its (or any member of its Group’s) respective auditors, attorneys, financial advisors, bankers and other appropriate employees, consultants and advisors who have a need to know such Confidential

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Information for auditing and other purposes and are informed of the confidentiality and non-use obligations to the same extent as is applicable to the Parties and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or any member of its Group is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule, (iii) to the extent required in connection with any Proceeding by one Party (or a member of its Group) against any other Party (or member of such other Party’s Group) or in respect of claims by one Party (or member of its Group) against the other Party (or member of such other Party’s Group) brought in a Proceeding, (iv) to the extent necessary in order to permit a Party (or member of its Group) to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns, (v) to the extent necessary for a Party (or member of its Group) to enforce its rights or perform its obligations under this Agreement or any Ancillary Agreement, (vi) to Governmental Entities in accordance with applicable procurement regulations and contract requirements or (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a Third Party that relates to clause (ii), (iii), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom (or to whose Group) the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such Party (and/or any applicable member of its Group) a reasonable opportunity to seek, at its expense, an appropriate protective order or other remedy, which such Parties shall, and shall cause the other members of their respective Group to, cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party who is (or whose Group’s member is) required to make such disclosure shall or shall cause the applicable member of its Group to furnish (at the expense of the Party seeking to limit such request, demand or disclosure requirement), or cause to be furnished, only that portion of the Confidential Information that is legally required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded to such Confidential Information (at the expense of the Party seeking (or whose Group’s member is seeking) to limit such request, demand or disclosure requirement).

(b)    Notwithstanding anything to the contrary set forth herein, (i) a Party shall be deemed to have satisfied its obligations hereunder with respect to Confidential Information if it exercises, and causes the other members of its Group to exercise, at least the same degree of care (but no less than a commercially reasonable degree of care) as such Party takes to preserve confidentiality for its own similar Information and (ii) confidentiality obligations provided for in any agreement between each Party or another member of its Group and its or their respective past and/or present employees as of the Spinco Distribution Date shall remain in full force and effect. Notwithstanding anything to the contrary set forth herein, other than with respect to Intellectual Property, Technology and Personal Data, which shall exclusively be governed by the Intellectual Property Matters Agreement, each Party (or another member of its Group) shall be free to use and employ, in any manner and for any purpose, any Information retained in the unaided memories of, or general skills, know-how, expertise, ideas, concepts, methods or techniques gained or learned by the employees, agents and representatives of such Group who have or had access to Confidential Information of the other Group. For the purposes of the preceding sentence, the memory of such Person shall be considered unaided if he or she did not intentionally memorize the Information for the purpose of retaining it and later using it or disclosing it to a Third Party. Notwithstanding anything to the contrary set forth herein, Confidential Information (that is not also Technology or Personal Data, in which case it shall exclusively be governed by the Intellectual Property Matters Agreement) of any Party (or another member of its Group) rightfully in the possession of and used by any other Party (or another member of its Group) in the operation of its Business as of the Spinco Distribution Date may continue to be used by such Party (and/or the applicable members of its Group) in possession of such Confidential Information in and only in the operation of the Remainco Business or Spinco Business, as the case may be; provided that, such Confidential Information may only be used by such Party and/or the applicable members of its Group and its and their respective officers, employees, agents, consultants and advisors in the specific manner and for the specific purposes for which it is used as of the date of this Agreement and may only be shared with

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additional officers, employees, agents, consultants and advisors of such Party (or Group member) on a need-to-know basis exclusively with regard to such specified use and may be used only so long as the Confidential Information is maintained in confidence and not disclosed in violation of Section 6.6(a), except that such Confidential Information may be disclosed to third parties other than those listed in Section 6.6(a), provided that such disclosure to such other third parties and any associated use of such Information must be pursuant to a written agreement containing confidentiality obligations at least as protective of the Parties’ rights to such Confidential Information as those contained in this Agreement. Such continued right to use may not be transferred (directly or indirectly) to any Third Party without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the applicable Party, except pursuant to Section 9.15.

(c)    Each of Spinco and Remainco acknowledges, on behalf of itself and each other member of its Group, that it and the other members of its Group may have in their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements or policies with each such Third Party while such Party and/or members of its Group were Subsidiaries of Remainco. Each of Spinco and Remainco shall, and shall cause the other members of its Group to, hold and cause its and their respective representatives, officers, employees, agents, consultants and advisors (or potential buyers) to hold, in strict confidence the confidential and proprietary Information of third parties to which they or any other member of their respective Groups has access, in accordance with the terms of any policies or agreements entered into prior to the Spinco Distribution Date between one or more members of the Spinco Group and/or Remainco Group (whether acting through, on behalf of, or in connection with, the separated Businesses) and such third parties.

(d)    For the avoidance of doubt and notwithstanding any other provision of this Section 6.6, the disclosure and sharing of Privileged Information shall be governed solely by Section 6.7. For clarity, to the extent that any Contract or policy to which a Party is bound or its Confidential Information is subject provides that certain Confidential Information shall be maintained confidential on a basis that is more protective of such Confidential Information or for a longer period of time than provided for in this Section 6.6, then the applicable provisions contained in such Contract or policy shall control with respect thereto.

Section 6.7    Privileged Matters.

(a)    Pre-Distribution Services. The Parties recognize that legal and other professional services that have been and will be provided prior to the Spinco Distribution have been and will be rendered either for (i) the collective benefit of each of the members of the Spinco Group and Remainco Group (“Collective Benefit Services”), or (ii) the sole benefit of (x) Spinco (or a member of Spinco’s Group) in the case of legal and other professional services provided solely in respect of the Spinco Business or (y) Remainco (or a member of Remainco Group) in the case of legal and other professional services provided solely in respect of the Remainco Business, as the case may be (“Sole Benefit Services”). For the purposes of asserting all privileges, immunities or other protections from disclosure which may be asserted under applicable Law, including attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege, and protection under the work-product doctrine (“Privilege”), (x) each of the members of the Spinco Group and Remainco Group shall be deemed to be the client with respect to Collective Benefit Services, and (y) Spinco or Remainco (or the applicable member of such Party’s Group), as the case may be, shall be deemed to be the client with respect to Sole Benefit Services. With respect to all Information subject to Privilege (“Privileged Information”), (A) the Parties shall have a shared Privilege for Privileged Information to the extent relating to Collective Benefit Services, and (B) Spinco or Remainco (or the applicable member of such Party’s Group), as the case may be, shall have Privilege for Privileged Information to the extent relating to Sole Benefit Services and shall control the assertion or waiver of such Privilege. For the avoidance of doubt, Privileged Information includes, but is not limited to, services rendered by legal counsel retained or employed by any Party (or any member of such Party’s respective Group), including outside counsel and in-house counsel.

(b)    Post-Distribution Services. Each Party, on behalf of itself and each other member of its Group, acknowledges that legal and other professional services will be provided following the Spinco Distribution Date

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which will be rendered solely for the benefit of Spinco (or a member of its Group), or Remainco (or a member of its Group), as the case may be, while other such post-Spinco Distribution services following the Spinco Distribution Date may be rendered with respect to claims, proceedings, litigation, disputes, or other matters which involve members of both the Remainco Group and the Spinco Group. With respect to such post-Spinco Distribution services and related Privileged Information, each of the Parties, on behalf of itself and each other member of its Group, agrees as follows:

(i)    Spinco shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the Spinco Business, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group; and

(ii)    Remainco shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the Remainco Business, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group.

(c)    Each Party, on behalf of itself and each other member of its Group, agrees as follows in this Section 6.7(c) regarding all Privileges (x) not allocated pursuant to the terms of Section 6.7(a) or Section 6.7(b) and (y) Privileged Information to the extent relating to Collective Benefit Services with respect to which, in each case, the Parties shall have a shared Privilege. All Privileges relating to any Proceedings which involve a member of each Group in respect of which members of both the Remainco Group and the Spinco Group retains any responsibility or Liability under this Agreement, shall be subject to a shared Privilege among them.

(i)    Subject to Sections 6.7(c)(ii) and 6.7(c)(iv), no Party (or any member of its Group) may waive, nor allege or purport to waive, any Privilege which could be asserted under any applicable Law, and in which any other Party (or member of its Group) has a shared Privilege, without the consent of such other Party, which shall not be unreasonably withheld, conditioned or delayed. Consent shall be in writing, or shall be deemed to be granted unless written objection is made within twenty (20) days after written notice upon the other Party requesting such consent.

(ii)    In the event of any Proceeding or Dispute solely between or among the Parties, or any members of their respective Groups, either Party may waive a Privilege in which the other Party or member of such Party’s Group has a shared Privilege, without obtaining the consent of such other Party; provided that such waiver of a shared Privilege shall be effective only as to the use of Information with respect to the Proceeding or Dispute between or among the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to Third Parties.

(iii)    In the event of any Proceeding or Dispute involving a Third Party, if a Dispute arises between or among the Parties (or members of their respective Groups) regarding whether a Privilege should be waived to protect or advance the interest of any Party or its Group, each Party agrees that it shall, and shall cause each other member of its Group to, negotiate in good faith, use commercially reasonable efforts to minimize any prejudice to the rights of the other Party (or members of its respective Group), and shall not, and shall cause each other member of its Group not to, unreasonably withhold consent to any request for waiver by the other Party. Each Party specifically agrees that it shall not, and shall cause each other member of its Group not to, withhold consent to waiver for any purpose except to protect its (or its Group’s) own legitimate interests.

(iv)    If, within fifteen (15) days of receipt by the requesting Party of a written objection pursuant to Section 6.7(c)(i), the Parties have not succeeded in resolving in writing any Dispute regarding whether a Privilege should be waived, and the requesting Party determines that a Privilege should nonetheless be waived to protect or advance its interest, the requesting Party shall provide the objecting Party fifteen (15) days’ written notice prior to effecting such waiver. Each Party specifically agrees that failure within fifteen (15) days of receipt of such notice to commence proceedings in accordance with

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Section 9.6 to enjoin such disclosure under applicable Law shall be deemed full and effective consent to such disclosure, and each Party agrees that any such Privilege shall not be waived by such Party (or any member of its Group) until the final determination of a Dispute in accordance with Section 7.2.

(v)    Upon receipt by any Party or any other member of its Group of any subpoena, discovery or other request which, upon a good faith reading, may reasonably be expected to result in the production or disclosure of Information subject to a shared Privilege or as to which the other Party has the sole right hereunder to assert a Privilege, or if any Party (or other member of its Group) obtains knowledge that any of its or any member of its Group’s current or former directors, officers, agents or employees have received any subpoena, discovery or other requests which, upon a good faith reading, may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party of the existence of the request and shall provide the other Party (and the relevant members of its Group) a reasonable opportunity to review the Information and to assert any rights it may have under this Section 6.7 or otherwise to prevent, restrict or otherwise limit the production or disclosure of such Privileged Information.

(d)    Notwithstanding the foregoing in this Section 6.7, the Parties acknowledge and agree that in any Proceeding or Dispute with respect to this Agreement, the Ancillary Agreements, the Merger Agreement, any other agreement related to the transactions contemplated hereby or thereby and the negotiations, structuring and transactions contemplated hereby and thereby, in each case, in which Remainco, on the one hand, is adverse to Spinco and/or RMT Partner, on the other hand: (i) any and all Privileged Information with respect to such matters belonging to or possessed by the Remainco Group or the Spinco Group prior to the Spinco Distribution shall be deemed to relate solely to the Remainco Business; (ii) any advice given by or communications with each of the parties constituting Remainco Counsel, to the extent it relates to this Agreement, the Ancillary Agreements, the Merger Agreement or any other Transaction Agreement, and/or negotiations, structuring and transactions contemplated hereby or thereby, shall not be a shared privilege and shall be deemed to relate solely to the Remainco Business; and (iii) any advice given or communications with in-house counsel of Remainco prior to the Spinco Distribution, to the extent it relates to this Agreement, the Ancillary Agreements, the Merger Agreement or any other Transaction Agreement, and/or the negotiations, structuring and transactions contemplated hereby or thereby, shall not be a shared privilege and shall be deemed to relate solely to the Remainco Business. In all other cases, Privileged Information with respect to clauses (i), (ii) and (iii) above shall be a shared privilege.

(e)    The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Spinco and Remainco as set forth in Sections 6.6 and 6.7, to maintain and cause to be maintained the confidentiality of Privileged Information and to assert and maintain, and cause to be asserted and maintained, all applicable Privileges, including, but not limited to, attorney-client or attorney work product privileges. The access to Information being granted pursuant to Sections 4.1, 5.4 and 6.2 hereof, the agreement to provide witnesses and individuals pursuant to Sections 4.1, 5.4 and 6.4 hereof, the furnishing of notices and documents and other cooperative efforts contemplated by Sections 4.1 and 6.4 hereof, and the transfer of Privileged Information between and among the Parties and the members of their respective Groups pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.

Section 6.8    Conflicts Waiver. Each of the Parties acknowledges, on behalf of itself and each other member of its Group, that Remainco has retained the counsel set forth on Schedule 6.8 (“Remainco Counsel”) to act as its counsel in connection with this Agreement, the Ancillary Agreements, the Merger Agreement and the transactions contemplated hereby and thereby (the “Section 6.8 Matters”), and that Remainco Counsel has not acted as counsel for any other Person in connection with the Section 6.8 Matters and that no other party or Person has the status of a client of Remainco Counsel for conflict of interest or any other purposes as a result thereof. Spinco hereby agrees on behalf of itself and each member of its Group and RMT Partner on behalf of itself and its Subsidiaries and Affiliates that, in the event that a dispute arises between or among (x) any member of the Spinco Group, any Spinco Indemnitee, RMT Partner or any of their respective Affiliates, on the one hand, and

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(y) any member of the Remainco Group, any Remainco Indemnitee or any of their respective Affiliates, on the other hand, Remainco Counsel may represent any member of the Remainco Group, any Remainco Indemnitee or any of their respective Affiliates, in such dispute even though the interests of such Person may be directly adverse to any Person described in clause (x), and even though Remainco Counsel may have represented a Person described in clause (x), in a matter substantially related to such dispute, or may be handling ongoing matters for a Person described in clause (x), and Spinco hereby waives, on behalf of itself and each other Person described in clause (x), as applicable, any conflict of interest in connection with such representation by Remainco Counsel that arises as a result of its acting as counsel in connection with the Section 6.8 Matters. Each of Remainco and Spinco, on behalf of itself and each other member of its Group and RMT Partner, agrees to take, and to cause their respective then-Affiliates to take, all steps necessary to implement the intent of this Section 6.8. Each of Remainco and Spinco and each other member of its Group and RMT Partner, further agrees that Remainco Counsel and their respective partners and employees are Third Party beneficiaries of this Section 6.8.

Section 6.9    Ownership of Information. Any Information owned by one Party or any member of its Group that is provided to a requesting Party pursuant to this Article VI shall be deemed to remain the property of the providing Party (or member of its Group). Unless expressly and specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights to any Party (or member of its Group) of license or otherwise in any such Information, whether by implication, estoppel or otherwise.

Section 6.10    Prior Contracts. Each of Remainco and Spinco, on behalf of itself and each member of its Group and their respective successors and assigns, acknowledges and agrees that, notwithstanding any Contract governing the use of Intellectual Property or Confidential Information entered into by an employee or contractor of such Party or its Group prior to the Spinco Distribution, to the extent such employee or contractor is working for or on behalf of another Party or a member of its Group after the Spinco Distribution, such employee or contractor shall not be deemed in breach of such Contract due to such employee or contractor using such Intellectual Property or Confidential Information in his or her capacity as an employee or contractor of such other Party (or member of such other Party’s Group), or disclosing such Intellectual Property or Confidential Information to another Party (or member of such Party’s Group) to the extent that this Agreement or an Ancillary Agreement grants a license to, or otherwise permits such other Party (or member of such Party’s Group) to use or have disclosed to it, such Intellectual Property or Confidential Information (and in the case of use by such employee or contractor, solely to the extent such use is permitted by such Party or member of such Party’s Group pursuant to the terms of this Agreement or such Ancillary Agreement).

ARTICLE VII

DISPUTE RESOLUTION

Section 7.1    Disputes. Except as otherwise specifically provided in an Ancillary Agreement or for disputes concerning the correctness of the calculations in the Closing Statement, which shall be resolved in accordance with the process set forth in Section 1.3, any dispute, controversy or claim arising out of or relating to this Agreement or any Ancillary Agreement or the breach, termination or validity thereof (but not, for the avoidance of doubt the Merger Agreement) (“Dispute”) which arises between the Parties or between Remainco and RMT Partner shall be resolved according to the procedures set forth in this Article VII.

Section 7.2    Escalation; Mediation.

(a)    It is the intent of the Parties and RMT Partner to use their respective commercially reasonable efforts to resolve expeditiously any Dispute that may arise from time to time on a mutually acceptable negotiated basis. In furtherance of the foregoing, any party involved in a Dispute may deliver a notice (an “Escalation Notice”) demanding a meeting involving representatives of the relevant parties at a senior level of management

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of the relevant parties to such Dispute (or if the relevant parties to such Dispute agree, of the appropriate strategic business unit or division within such entity). A copy of any such Escalation Notice shall be given to the General Counsel, or like officer or official, of each party involved in the Dispute (which copy shall state that it is an Escalation Notice pursuant to this Agreement). The proposed agenda, location or means of remote communication, requested senior level management participants and procedures proposed for such discussions or negotiations shall be set forth in the Escalation Notice; provided, however, that the parties to the Dispute shall use their commercially reasonable efforts to meet (which meeting may be conducted telephonically) within fifteen (15) days of the Escalation Notice. Discussions and correspondence relating to trying to resolve such Dispute shall be treated as confidential and privileged information developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible in any subsequent proceeding between the parties.

(b)    If the senior executives are unable to resolve the Dispute within thirty (30) days from the Escalation Notice or one party to the Dispute reasonably concludes that the other parties to such Dispute are not willing to use commercially reasonable efforts to resolve expeditiously such Dispute, then such party to the Dispute shall have the right to refer the Dispute to mediation by providing written notice to the other parties to such Dispute, and then the parties to the Dispute shall refer the Dispute to a mediator appointed pursuant to the mediation rules of the American Arbitration Association. Each party to such Dispute will share the administrative costs of the mediation and the mediator’s fees and expenses equally, and each party to such Dispute shall bear all of its other costs and expenses related to the mediation, including attorney’s fees, witness fees, and travel expenses. The mediation shall take place in New York City unless the parties to such Dispute mutually agree to select an alternative forum.

(c)    If the parties to such Dispute cannot resolve the Dispute through mediation within forty-five (45) days of the appointment of the mediator (or the earlier withdrawal thereof), each party to such Dispute shall be entitled to seek relief in a court of competent jurisdiction pursuant to Section 9.5.

Section 7.3    Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties and/or RMT Partner will continue to provide service and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article VII with respect to all matters not specifically subject to such dispute resolution.

ARTICLE VIII

INSURANCE

Section 8.1    Insurance Matters.

(a)    From and after the Spinco Distribution, the Spinco Group and the Spinco Business shall cease to be insured by Remainco and its Subsidiaries’ (other than members of the Spinco Group) Insurance Policies. Remainco shall retain all rights to control its Insurance Policies, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its Insurance Policies nowithstanding whether any such Insurance Policies apply to any Liabilities of any member of the Spinco Group. Following the date of this Agreement, each of Remainco and Spinco shall use commercially reasonable efforts to cooperate to identify all Insurance Policies (and related claims and compliance processes) in place for the benefit of the Spinco Business as of the date of this Agreement, the Spinco Transferred Assets and the Spinco Assumed Liabilities following the Closing. Spinco shall be responsible for securing all Insurance Policies that it considers appropriate for the Spinco Business and the operation thereof by the Spinco Group following the Spinco Distribution. Spinco agrees to arrange for its own Insurance Policies with respect to the Spinco Business and the Spinco Group. Following the date of this Agreement and prior to the Spinco Distribution, Remainco shall reasonably cooperate with RMT Partner, at RMT Partner’s request, to facilitate Spinco putting in place Insurance

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Policies in respect of the Spinco Business following the Spinco Distribution. Spinco agrees, on behalf of itself and each member of the Spinco Group, from and after the Spinco Distribution, not to seek through any means to benefit from and not to assert any right, claim or interest in, to or under, any Insurance Policies of any member of the Remainco Group, except as permitted under Section 8.1(b).

(b)    For any claim asserted against any member of the Spinco Group after the Spinco Distribution arising out of an occurrence taking place prior to the Spinco Distribution (“Post-Closing Claims”), each member of the Spinco Group may access coverage under any occurrence-based Insurance Policies of the Remainco Group in place prior to the Spinco Distribution under which any member of the Spinco Group is insured (the “Pre-Closing Occurrence-Based Policies”), to the extent such insurance coverage exists and provides coverage, without cost to the Remainco Group, for such Post-Closing Claim. The Remainco Group shall reasonably cooperate with the applicable member or members of the Spinco Group in connection with the tendering of such claims; provided, however, that: (i) the applicable member or members of the Spinco Group shall promptly notify Remainco of all such Post-Closing Claims; (ii) the applicable member or members of the Spinco Group shall be responsible for the satisfaction or payment of any applicable retention, deductible or retrospective premium with respect to any Post-Closing Claim and shall reimburse to the Remainco Group all reasonable out-of-pocket costs and expenses incurred in connection with such claims. In the event that a Post-Closing Claim relates to the same occurrence for which any member of the Remainco Group is seeking coverage under Pre-Closing Occurrence-Based Policies, (i) where the limits under an applicable Pre-Closing Occurrence-Based Policy are not sufficient to fund all covered claims of the applicable member or members of the Spinco Group and the Remainco Group, amounts due under such a Pre-Closing Occurrence-Based Policy shall be paid to the respective Persons in proportion to the amounts that otherwise would be due were the limits of liability infinite and (ii) any applicable retention or deductible amounts shall be allocated among the Parties in the same proportion.

(c)    For the avoidance of doubt, (i) any Liabilities involving or related to Post-Closing Claims that are in excess of insurance coverage therefor (net of any retention amounts, recovery costs, retrospective premium, increases in premium and related deductible payable in connection therewith) under applicable Insurance Policies shall not be by virtue of this Section 8.1 the responsibility of any member of the Remainco Group, and (ii) any amounts paid by an insurer and/or received by any member of the Spinco Group pursuant to this Section 8.1 shall not constitute indemnifiable Liabilities under Article V, and no member of the Spinco Group shall have any right to indemnification under Article V with respect to any such amounts.

ARTICLE IX

MISCELLANEOUS

Section 9.1    Survival. Except as otherwise contemplated by this Agreement or any Ancillary Agreement, all covenants and agreements of the Parties contained in this Agreement and each Ancillary Agreement shall survive the Spinco Distribution and remain in full force and effect in accordance with their applicable terms.

Section 9.2    Ancillary Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

Section 9.3    Modification or Amendment; Waiver.

(a)    This Agreement may not be modified or amended except by an agreement in writing specifically designated as an amendment hereto signed by each of the Parties and RMT Partner. Any provision of this Agreement may be waived, if and only if, such waiver is in writing and signed by the Party (or RMT Partner) against whom the waiver is to be effective; provided that prior to the Effective Time, Spinco shall not waive any provision of this Agreement without the prior written consent of RMT Partner.

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(b)    No failure or delay by any Party or RMT Partner in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 9.4    Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.5    Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)    Each of the Parties and RMT Partner agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated hereby exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.7 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.5(b) or that any order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 9.5(b).

(c)    EACH PARTY AND RMT PARTNER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY AND RMT PARTNER HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES OR RMT PARTNER, AS THE CASE MAY BE, HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES OR RMT PARTNER WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY

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AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.5(c).

Section 9.6    Specific Performance. Each of the Parties and RMT Partner acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement or the Ancillary Agreements are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party and RMT Partner agrees that, in addition to any other available remedies a Party or RMT Partner, as the case may be, may have in equity or at law, each Party and RMT Partner shall be entitled to enforce specifically the terms and provisions of this Agreement and the terms of the Ancillary Agreements and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement and the Ancillary Agreements without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement or the Ancillary Agreements, no Party nor RMT Partner shall allege, and each Party and RMT Partner hereby waives the defense, that there is an adequate remedy at law.

Section 9.7    Notice. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties or RMT Partner to one or more of the other Parties or RMT Partner, as the case may be, shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties and/or RMT Partner for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective Party or RMT Partner at the following street addresses or email addresses or at such other street address or email address for a Party or RMT Partner, as the case may be, as shall be specified for such purpose in a notice given in accordance with this Section 9.7:

If to Remainco or, prior to the Spinco Distribution, Spinco:

AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Attention:	SVP – Corporate Strategy and Development
Email:

AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Attention:	SVP – Assistant General Counsel
Email:

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with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Eric M. Krautheimer
Melissa Sawyer
Email:	krautheimere@sullcrom.com
sawyerm@sullcrom.com

If to RMT Partner, or following the Spinco Distribution, to Spinco:

Discovery, Inc.
230 Park Avenue South
New York, NY 10003
Attention:	Bruce Campbell
Email:

with copies (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention:	Jeffrey J. Rosen Jonathan E. Levitsky Sue Meng
Email:	jrosen@debevoise.com jlevitsky@debevoise.com smeng@debevoise.com

Section 9.8    Entire Agreement. This Agreement (including the schedules, exhibits and annexes hereto) and the Transaction Agreements (including the schedules, exhibits and annexes thereto) constitute the entire agreement among the Parties and RMT Partner with respect to the subject matter hereof and subject matter of the Ancillary Agreements and supersede all prior and contemporaneous agreements, negotiations, understandings, and representations and warranties, whether oral or written, with respect to such matters. For the avoidance of doubt, this Section 9.8 does not apply to or supersede the equivalent provision in the Merger Agreement, but the RMT Partner Disclosure Letter and the Spinco Disclosure Letter do constitute part of the agreement among the Parties and RMT Partner with respect to this Agreement and the transactions contemplated hereby.

Section 9.9    Third-Party Beneficiaries. Except (i) as provided in Article V relating to Indemnitees and for the release under Section 5.1, in each case, which are intended to benefit, and to be enforceable by, the Persons specified therein, (ii) as provided in Section 6.8 relating to Remainco Counsel and (iii) as specifically provided in any Ancillary Agreement, the Parties and RMT Partner hereby agree that their respective agreements and covenants set forth in this Agreement and in the Ancillary Agreements are solely for the benefit of the other Party and RMT Partner, as the case may be, on the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements, and this Agreement and the Ancillary Agreements are not intended to, and do not, confer upon any Person other than the Parties, RMT Partner and its and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied. For the avoidance of doubt, no stockholder of Remainco, Spinco or RMT Partner shall be third-party beneficiaries for any purpose prior to the Spinco Distribution, and no stockholder (or Party or RMT Partner on behalf of their respective stockholders) shall be entitled to bring any claim for damages prior to the Spinco Distribution based on a decrease in share value or lost premiums.

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Section 9.10    Effective Time; Suspension.

(a)    Effective Time. This Agreement shall be effective as of immediately prior to the Spinco Distribution.

(b)    Suspension. Notwithstanding anything to the contrary in this Agreement, solely as between any of the Parties that are Affiliates, the provisions of, and the obligations under, this Agreement shall be suspended as between such Parties until the time of the Spinco Distribution, other than for Section 1.1, Section 1.2, Section 1.3, Section 1.4 and Section 1.13, Article II, Article III and Article IX which shall be in effect from and after the date hereof.

Section 9.11    Termination. This Agreement shall terminate immediately upon termination of the Merger Agreement, if the Merger Agreement is terminated in accordance with its terms prior to the Spinco Distribution. After the Spinco Distribution, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of Remainco, Spinco and RMT Partner. In the event of any termination of this Agreement, neither Party nor RMT Partner (or any of their respective directors, officers, members or managers) shall have any Liability or further obligation to any other Party or RMT Partner by reason of this Agreement; provided that, in the event of any termination following the Spinco Distribution, the provisions of Article V shall survive indefinitely unless expressly agreed otherwise by the Parties and RMT Partner; provided, further, that such provisions shall not be terminated with respect to any third party beneficiary thereof.

Section 9.12    Payment Terms.

(a)    Except as set forth in Article V or as otherwise expressly provided to the contrary in this Agreement, any amount to be paid or reimbursed by a Party (and/or a member of such Party’s Group or RMT Partner), on the one hand, to another Party (and/or a member of such Party’s respective Group or RMT Partner), on the other hand, under this Agreement shall be paid or reimbursed hereunder within thirty (30) days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b)    Except as set forth in Article V or as expressly provided to the contrary in this Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within thirty (30) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to LIBOR (in effect on the date on which such payment was due) plus 3% calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment; provided, however, in the event that LIBOR is no longer commonly accepted by market participants, then an alternative floating rate index selected by Remainco that is commonly accepted by market participants shall be used in lieu thereof.

(c)    In the event of a dispute or disagreement with respect to all or a portion of any amounts requested by any Party (and/or a member of such Party’s Group) as being payable, the payor Party shall in no event be entitled to withhold payments for any such amounts (and any such disputed amounts shall be paid in accordance with Section 9.12(a), subject to the right of the payor Party to dispute such amount following such payment); provided that in the event that following the resolution of such dispute it is determined that the payee Party (and/or a member of the payee Party’s Group or RMT Partner) was not entitled to all or a portion of the payment made by the payor Party, the payee Party shall repay (or cause to be repaid) such amounts to which it was not entitled, including interest, to the payor Party (or its designee), which amounts shall bear interest at a rate per annum equal to LIBOR plus 3%, calculated for the actual number of days elapsed, accrued from the date on which such payment was made by the payor Party to the payee Party.

(d)    Without the Consent of the Party receiving any payment under this Agreement specifying otherwise, all payments to be made by Remainco or Spinco under this Agreement shall be made in U.S. dollars.

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Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the Bloomberg fixing rate at 5:00 pm New York Time on the day before the date the payment is required to be made or, as applicable, on which an invoice is submitted (provided, however, that with regard to any payments in respect of Indemnifiable Losses for payments made to third parties, the date shall be the day before the relevant payment was made to the Third Party) or in the Wall Street Journal on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any indemnification payment required to be made hereunder may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. dollars on the date in which notice of the claim is given to the Indemnifying Party.

Section 9.13    Obligations of RMT Partner and Remainco. Whenever this Agreement requires an Affiliate of RMT Partner or, following the Closing, any member of the Spinco Group, to take any action, such requirement shall be deemed to include an undertaking on the part of RMT Partner to cause such Person to take such action. Whenever this Agreement requires an Affiliate of Remainco or, prior to the Closing, any member of the Spinco Group to take any action, such requirement shall be deemed to include an undertaking on the part of Remainco to cause such Person to take such action. Any obligation of one Party under this Agreement or any of the other Transaction Agreements, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 9.14    Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties and RMT Partner, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 9.15    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and RMT Partner (and any of their respective successors, legal representatives and permitted assigns). No Party or RMT Partner may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties and RMT Partner, as the case may be, except as provided for in Section 9.13, and any attempted or purported assignment or delegation in violation of this Section  9.15 shall be null and void.

Section 9.16    Tax Treatment of Payments. To the extent permitted under applicable Tax Law and subject to the last sentence of this Section 9.16 any payment required by this Agreement (other than payments of interest) shall be treated for U.S. federal income Tax purposes as either a contribution by Remainco to Spinco or a distribution by Spinco to Remainco, as the case may be, occurring immediately prior to the Spinco Distribution, or as a payment of an assumed or retained Liability, and (b) any payment of interest shall be treated for U.S. federal income Tax purposes as taxable or deductible, as the case may be, to the Party entitled under this Agreement to receive such payment or required under this Agreement to make such payment. Any payment by Spinco attributable to Spinco Designated Transaction Expense that are both (i) paid for by Remainco or a member of the Remainco Group and (ii) liabilities, for U.S. federal income tax purposes, of Spinco or a member of the Spinco Group, shall be treated to the extent permitted under U.S. federal income tax Law as a non-taxable reimbursement by Spinco of Remainco.

Section 9.17    Definitions. For purposes of this Agreement, capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

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Section 9.18    Interpretation and Construction.

(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b)    The Preamble, and all Recital, Article, Section, Subsection, Schedule, Annex and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified herein.

(c)    Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (vii) a reference to any Person includes such Person’s successors and permitted assigns.

(d)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)    Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(f)    Unless the context requires otherwise, references in this Agreement to “Spinco” shall also be deemed to refer to the applicable member of the Spinco Group, references to “Remainco” shall also be deemed to refer to the applicable member of the Remainco Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Spinco or Remainco shall be deemed to require Spinco (and, from and after the Closing, RMT Partner) or Remainco, as the case may be, to cause the applicable members of the Spinco Group or the Remainco Group, respectively, to take, or refrain from taking, any such action.

(g)    Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(h)    The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any Liability or obligation of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates to any Third Party, nor, with respect to any Third Party, an admission against the interests of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates. The inclusion of any item or Liability or category of item or Liability on any Exhibit or Schedule is made solely for purposes of allocating potential Liabilities among the Parties and shall not be deemed as or construed to be an admission that any such Liability exists.

(i)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

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(j)    In the event of any inconsistency or conflict that may arise in the application or interpretation of the definitions of “Spinco Transferred Assets” and “Remainco Transferred Assets” or the definitions of “Spinco Assumed Liabilities” and “Remainco Assumed Liabilities” the explicit inclusion of an item on any Schedule referred to in either definition shall take priority over any textual provision of either definition that would otherwise operate to include or exclude such Asset or Liability, as applicable, from the applicable definition.

(k)    In the event of any inconsistency between this Agreement and any Exhibit or Schedule hereto, the Exhibit or Schedule shall prevail. In the event and to the extent that there shall be a conflict between the provisions of (a) this Agreement and the provisions of any Ancillary Agreement or Continuing Arrangement, such Ancillary Agreement or Continuing Arrangement shall control (except with respect to any provisions relating to the Transfer of Assets to, or the Assumption of Liabilities by, a Party or a member of its Group, the Separation, the Spinco Distribution, the covenants and obligations set forth in Article IV, Article V, Article VI, Article VII, and Article VIII or the application of this Article IX to the terms of this Agreement (or, in each case, any indemnification rights pursuant to this Agreement in respect thereof and/or any other remedies pursuant to this Agreement in respect of any breach of any covenant or obligation under this Agreement), in which case this Agreement shall control), (b) this Agreement and any Conveyancing and Assumption Instrument, this Agreement shall control and (c) this Agreement and any agreement which is not an Ancillary Agreement (other than a Conveyancing and Assumption Instrument), this Agreement shall control unless both (x) it is specifically stated in such agreement that such agreement controls and (y) such agreement has been executed by a member of the Remainco Group and the Spinco Group. Except as expressly set forth in this Agreement or any Ancillary Agreement, (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by the Tax Matters Agreement and (ii) for the avoidance of doubt, in the event of any conflict between this Agreement or any Ancillary Agreement, on the one hand, and the Tax Matters Agreement, on the other hand, with respect to such matters, the terms and conditions of the Tax Matters Agreement shall govern.

* * * * *

[End of page left intentionally blank]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

AT&T Inc.

By	/s/ Stephen McGaw
Name:	Stephen McGaw
Title:	Senior Vice President, Corporate Strategy and Development

MAGALLANES, INC.

By	/s/ Stephen McGaw
Name:	Stephen McGaw
Title:	President

DISCOVERY, INC.

By	/s/ Bruce Campbell
Name:	Bruce Campbell
Title:	Chief Development, Distribution & Legal Officer

[Signature Page to Separation and Distribution Agreement]

Annex A

Certain Definitions

“Accounting Expert” shall have the meaning set forth in Section 1.3(b)(iii)(1).

“Accounting Principles” shall mean (a) the accounting principles, policies, procedures, categorizations, definitions, methodologies, practices and techniques set forth in Schedule A-1; and (b) to the extent not addressed in Schedule A-1, the same accounting principles, policies, procedures, categorizations, assets recognition bases, definitions, methods, estimation methodologies, practices and techniques (including management judgement) applied in the preparation of the Spinco Financial Statements (provided that the foregoing clause (a) shall take precedence over the foregoing clause (b)).

“Additional Amount” shall mean $13,000,000,000.00, minus the Spinco Debt Securities Reduction Amounts, plus any positive Reallocation Amounts, minus the absolute value of any negative Reallocation Amounts.

“Additional Bridge Funding Tax Sharing Amount” shall have the meaning set forth in the Merger Agreement.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of capital stock, voting securities or other equity interests, by Contract or otherwise). It is expressly agreed that (a) none of Remainco, Spinco or RMT Partner or member of any Group shall be deemed to be an Affiliate of the other or member of such other’s Group solely by reason of having one or more directors in common or by reason of having been under common control of Remainco or Remainco’s stockholders prior to, or in case of Spinco’s stockholders, after the Spinco Distribution and (b) DIRECTV Entertainment Holdings LLC, and any successor entity thereto or Subsidiary thereof, shall not be deemed an Affiliate of Remainco or Spinco for purposes of this Agreement.

“Agreement” shall have the meaning set forth in the Preamble.

“Ancillary Agreements” shall mean the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Matters Agreement, the Transition Services Agreement and any other agreements to be entered into by and between any member of the Spinco Group or RMT Partner and any member of the Remainco Group, at, prior to or after the Spinco Distribution in connection with the Spinco Distribution (to the extent consented to by RMT Partner), but shall exclude the Conveyancing and Assumption Instruments and, for the avoidance of doubt, the Merger Agreement.

“Assets” shall mean all right, title and ownership interests in and to all properties, claims, Contracts, rights, businesses, Technology or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement, and, therefore, assets related to Taxes (including any Tax Items, Tax Attributes or rights to receive any Tax refunds (each as defined in the Tax Matters Agreement)) shall not be treated as Assets.

“Assume” shall have the meaning set forth in Section 1.1(a)(ii) and the term “Assumptions” shall have its correlative meaning.

“Audited Party” shall have the meaning set forth in Section 4.1(c).

“Base Cash Dividend Amount” equals $30,000,000,000.00, minus any positive Reallocation Amounts, plus the absolute value of any negative Reallocation Amounts.

“Business” shall mean (a) with respect to Spinco, the Spinco Business or (b) with respect to Remainco, the Remainco Business.

“Business Day” shall have the meaning set forth in the Merger Agreement.

“Capitalized Lease Obligation” of any Person means leases required to be classified and accounted for as finance leases on a balance sheet of such Person under GAAP.

“Cash and Cash Equivalents” shall mean, on a consolidated basis, the aggregate balance of cash and cash equivalents, currency on hand, cash balances in deposits with banks or financial institutions, investment accounts, negotiable instruments, checks, money orders, marketable securities, short-term instruments and other cash equivalents, in each case, determined in accordance with the Accounting Principles, minus the amount of any undeposited checks and uncleared drafts and wires sent to third parties, plus the amount of any deposits in transit, plus the amount set forth on Schedule A-2.

“Chosen Courts” shall have the meaning set forth in the Merger Agreement.

“Clean-Up Spin-Off” shall mean the distribution by Remainco, pro rata to its shareholders, of any unsubscribed shares of Spinco Common Stock immediately following the consummation of the Exchange Offer.

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Closing Statement” shall have the meaning set forth in Section 1.3(b)(i).

“Closing Statement Preparation Period” shall have the meaning set forth in Section 1.3(b)(i).

“Code” shall mean the Internal Revenue Code of 1986.

“Collective Benefit Services” shall have the meaning set forth in Section 6.7(a).

“Commingled Contract” means any Contract (other than any Dual-Use Contract) to which any member of Remainco Group is a party and relating to both (a) the Spinco Business and (b) the Remainco Business.

“Commitment Fees” shall have the meaning set forth in the Merger Agreement.

“Composite Marks” means any and all Trademarks that constitute: (a) the composite or other combination of any Remainco Trademark with any Trademark owned by the Spinco Group as of immediately following the Spinco Distribution (or licensed to the Spinco Group and owned by any former Subsidiary of any member of the Spinco Group), or (b) the composite or other combination of any Spinco Trademark with any Trademark owned by Remainco Group (or licensed to the Remainco Group and owned by any former Subsidiary of any member of the Remainco Group, excluding the Spinco Group) as of immediately following the Spinco Distribution.

“Confidential Information” shall mean all non-public, confidential or proprietary Information concerning a Party and/or its Subsidiaries or with respect to Remainco, the Remainco Business, any Remainco Transferred Assets or any Remainco Assumed Liabilities, or with respect to Spinco, the Spinco Business, any Spinco

Transferred Assets or any Spinco Assumed Liabilities, which, prior to or following the Spinco Distribution, has been disclosed by a Party or its Subsidiaries to another Party or its Subsidiaries, or otherwise has come into the possession of, the other, including pursuant to the access provisions of Sections 6.1 or 6.2 or any other provision of this Agreement, including any data or documentation resident, existing or otherwise provided in a database or in a storage medium, permanent or temporary, intended for confidential, proprietary and/or privileged use by a Party (except to the extent that such Information can be shown to have been (a) in the public domain or known to the public through no fault of the receiving Party or its Subsidiaries, (b) lawfully acquired by the receiving Party or its Subsidiaries from other sources not known to be subject to confidentiality obligations with respect to such Confidential Information or (c) independently developed by the receiving Party or its Affiliates after the time of the Spinco Distribution without reference to or use of any Confidential Information). As used herein, by example and without limitation, Confidential Information shall mean any information of a Party marked as confidential, proprietary and/or privileged.

“Consents” shall mean any consents, waivers, notices, reports or other filings obtained, made or to be obtained from or made, including with respect to any Contract, or any registrations, notifications, dossiers, appendices, licenses, permits, approvals, authorizations obtained or to be obtained from, or approvals from, or notification requirements to, any Person including a Governmental Entity.

“Continuing Arrangements” shall mean those arrangements set forth on Schedule A-3; provided that (a) Remainco may propose reasonable changes in good faith to such schedule during the Preliminary Separation Plan and (b) RMT Partner may propose reasonable changes in good faith to such schedule during the Preliminary Separation Plan Review Period, and, in each case of clause (a) and (b), the procedures set forth in Section 1.2(a) shall apply with respect to the finalization of such schedule.

“Contract” shall have the meaning set forth in the Merger Agreement.

“Contribution” shall mean, collectively, all contributions of Assets to Spinco by Remainco, and all Assumptions by Spinco of Liabilities, in connection with, or in anticipation of, the Spinco Distribution in accordance with this Agreement.

“Conveyancing and Assumption Instruments” shall mean, collectively, the various Contracts and other documents (including bills of sale, stock powers, certificates of title, assignments of Contracts, assignments of Intellectual Property, Consents (to the extent obtained), permits, easements, leases, deeds and other instruments of conveyance) entered into prior to the Spinco Distribution and to be entered into to effect the Transfer of Assets and the Assumption of Liabilities in the manner contemplated by this Agreement and the Separation, or otherwise relating to, arising out of or resulting from the Transfer of Assets and/or Assumption of Liabilities between members of two Groups, in substantially the form to be effected pursuant to Delaware Law, the Laws of one of the other states of the United States or the Laws of foreign jurisdictions, and in such form as the applicable parties agree or, if not appropriate for a given Transfer or Assumption, in such form or forms as the applicable parties thereto agree (but taking into account any requirements of applicable Law (including to record or register transfer of title in each applicable jurisdiction), which shall be on an “as is,” “where is,” and “with all faults” basis.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property.”

“Credit Support Instruments” shall mean any letters of credit, performance bonds, surety bonds, bankers acceptances, or other similar arrangements.

“Current Assets” means the current assets of the Spinco Business that are included as line items under the heading “Current Assets” and determined in accordance with the Accounting Principles (including any Cash and Cash Equivalents not in excess of the amount of Spinco Cash), net of reserves and allowances.

“Current Liabilities” means the current liabilities of the Spinco Business that are included as line items under the heading “Current Liabilities” and determined in accordance with the Accounting Principles.

“Damages” shall mean any loss, damage, injury, claim, demand, settlement, judgment, award, fine, penalty, fee (including reasonable out of pocket attorneys’ or advisors’ fees), charge, cost (including reasonable costs of investigation or capital expenditures) or expense of any nature and including amounts paid or payable to third parties in respect of any third-party claim for which indemnification hereunder is otherwise required.

“Data Protection Laws” shall mean any and all Laws concerning the privacy, protection or security of Personal Data throughout the world, including the GDPR, the United Kingdom’s Data Protection Act 2018, the California Consumer Privacy Act of 2018 and Section 5 of the Federal Trade Commission Act, and any Laws, regulations, or regulatory requirements, guidance and codes of practice applicable to the Processing of Personal Data (as amended and/or replaced from time to time).

“Delayed Asset” shall have the meaning set forth in Section 1.7(b).

“Delayed Liability” shall have the meaning set forth in Section 1.7(b).

“Discharge” shall have the meaning set forth in Section 3.7.

“Dispute” shall have the meaning set forth in Section 7.1.

“Disputed Adjustment Amount” shall have the meaning set forth in Section 1.3(b)(iii).

“Distribution Agent” means the Person reasonably agreed by Remainco and RMT Partner to act in such capacity.

“Distribution Disclosure Documents” shall mean (a) any registration statement to be filed by Spinco with the SEC to effect the registration of shares of Spinco Common Stock in connection with the Spinco Distribution (including any registration statement on Form 10 or Form S-1 or Form S-8 related to securities to be offered under any employee benefit plan), and also includes any amendment or supplement thereto, information statement, prospectus, offering memorandum, offering circular, periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Entity, (b) if the Spinco Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Separation or the Spinco Group or primarily relates to the transactions contemplated hereby, and (c) any current reports on Form 8-K filed or furnished with the SEC by Spinco in connection with the Spinco Distribution or by Remainco solely to the extent related to the Spinco Distribution.

“Dual-Use Contracts” means any Contract to which a member of Spinco Group is a party and (a) primarily relating to the Spinco Business and (b) also relating to the Remainco Business.

“Engagement Deadline” shall have the meaning set forth in Section 1.3(b)(iii)(1).

“Escalation Notice” shall have the meaning set forth in Section 7.2(a).

“Effective Time” shall have the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Estimated Additional Bridge Funding Tax Sharing Amount” shall have the meaning set forth in Section 1.3(a).

“Estimated Excess Tax Liability Amount” shall have the meaning set forth in Section 1.3(a).

“Estimated Final Closing Reduction Amount” shall have the meaning set forth in Section 1.3(a).

“Estimated Net Working Capital” shall have the meaning set forth in Section 1.3(a).

“Estimated Spinco Business Asset Conversion Amount” shall have the meaning set forth in Section 1.3(a).

“Estimated Spinco Business Expenditure Amount” shall have the meaning set forth in Section 1.3(a).

“Estimated Spinco Expense Reimbursement” shall have the meaning set forth in Section 1.3(a).

“Estimated Spinco Indebtedness” shall have the meaning set forth in Section 1.3(a).

“Estimated Statement” shall have the meaning set forth in Section 1.3(a).

“Excess Tax Liability Amount” shall have the meaning set forth in the Merger Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Exchange Offer” shall have the meaning set forth in the Merger Agreement.

“Exploitation” (including, with correlative meaning, the term “Exploit”) means the release, exhibition, performance, projection, broadcast, telecast, transmission, promotion, publicizing, advertisement, rental, lease, licensing, sublicensing, sale, transfer, disposition, distribution, sub-distribution, commercializing, merchandising, creation, development, production, marketing, use, exercise, trading in, turning to account, dealing with and in or otherwise exploiting in any form and any and all media now known or hereafter devised of any asset or portions thereof, or any rights therein or relating thereto, including the right to develop, produce and distribute subsequent or derivative productions based thereon.

“Final Closing Reduction Amount” shall mean (1) the Per Diem Reduction Amount multiplied by (2) the actual number of days elapsed beginning on the first Business Day after the Pricing Date through and until the earlier of (a) the Outside Date and (b) the date on which the condition to the Closing set forth in Section 9.3(g) (Private Letter Ruling) of the Merger Agreement has been satisfied or waived.

“Final Net Working Capital” shall mean the Net Working Capital as determined pursuant to Section 1.3(b).

“Final Spinco Business Asset Conversion Amount” shall mean the Spinco Business Asset Conversion Amount as determined pursuant to Section 1.3(b).

“Final Spinco Business Expenditure Amount” shall mean the Spinco Business Expenditure Amount as determined pursuant to Section 1.3(b).

“Final Spinco Expense Reimbursement” shall mean the Spinco Expense Reimbursement as determined pursuant to Section 1.3(b).

“Final Spinco Indebtedness” shall mean the Spinco Indebtedness as determined pursuant to Section 1.3(b).

“Final Spinco Special Cash Payment” shall mean a cash payment in an amount equal to the sum of (a) the Base Cash Dividend Amount, (b)(i) plus the amount, if any, by which the Final Net Working Capital (as determined in accordance with Section 1.3(b)) exceeds the Target Working Capital or (ii) minus the amount, if any, by which the Target Working Capital exceeds such Final Net Working Capital (as determined in accordance with Section 1.3(b)), minus (c) Final Spinco Indebtedness (as determined in accordance with Section 1.3(b)) (if any), plus (d) the Final Spinco Expense Reimbursement (as determined in accordance with Section 1.3(b)), plus (e) the Additional Bridge Funding Tax Sharing Amount (as determined in accordance with Section 1.3(b)), plus (f) if an RMT Partner Special Election is made by RMT Partner pursuant to Section 8.19(k) of the Merger Agreement, the Excess Tax Liability Amount (as determined in accordance with Section 1.3(b)), minus (g) the Final Closing Reduction Amount (as determined in accordance with Section 1.3(b)).

“Financing” shall have the meaning set forth in the Merger Agreement.

“Financing Disclosure Documents” shall mean any prospectus, offering memorandum, offering circular (including franchise offering circular or any similar disclosure statement) or similar disclosure document, whether or not filed with the SEC or any other Governmental Entity, which offers for sale or registers the Transfer or distribution of securities or Indebtedness of Spinco or any of the members of the Spinco Group.

“GAAP” shall mean United States generally accepted accounting principles as in effect (i) with respect to financial information for periods on or after the Spinco Distribution, as of the date of this Agreement, and (ii) with respect to financial information for periods prior to the Spinco Distribution, as of such applicable time.

“GDPR” shall mean the General Data Protection Regulation (EU) 2016/679.

“Good Faith Resolution Period” shall have the meaning set forth in Section 1.3(b)(iii)(1).

“Governmental Entity” shall have the meaning set forth in the Merger Agreement.

“Group” shall mean (a) with respect to Remainco, the Remainco Group and (b) with respect to Spinco, the Spinco Group.

“Indebtedness” shall mean, with respect to any Person, (a) all obligations for borrowed money, including all obligations evidenced by bonds, debentures, notes, or similar instruments (including the principal amount, any prepayment or other premiums, interest, penalties, breakage costs, make-whole payments, and other costs, fees and expenses (including expense reimbursements) to be paid to satisfy any Indebtedness), (b) any obligations in respect of the deferred purchase price of property or services (excluding accrued capital expenditures in accounts payable and accrued liabilities, trade accounts payable and similar obligations to creditors for goods and services incurred in the ordinary course of business and to the extent included in Net Working Capital), (c) any Capitalized Lease Obligations, (d) obligations in respect of interest rate and currency obligation swaps, hedges, forward agreements or other hedging arrangements or in respect of annuity insurance products, (e) all liabilities under any Credit Support Instruments, (f) without duplication, all direct or indirect guarantees of indebtedness referred to in the foregoing clauses (a) through (e) above, to the extent of the obligation guaranteed, (g) letters of credit to the extent drawn upon by the counterparty thereto and performance bonds in the amounts due and owing, (h) declared but unpaid dividends or distributions to such Person’s equity holders (excluding the transactions contemplated by this Agreement) and (i) cash overdrafts and negative bank balances; provided, however, that “Indebtedness” shall not include: (i) obligations under operating leases or real property leases, (ii) any redemption premium, prepayment penalty or similar payment with respect to Capitalized Lease Obligation to the extent the execution and delivery of this Agreement or the Closing shall not trigger a default under such leases and such leases either are not required by their terms to be repaid in full at the Closing or do not require the lessor to offer to make a repayment as a result of the Closing, (iii) intercompany indebtedness, obligations or liabilities between or among the members of a Group following the Spinco Distribution, (iv) amounts included in Spinco Designated Transaction Expenses or Net Working Capital, or (v) any profit participation rights, film or television financing partnerships, contractual arrangements for film or television financing or Programming Liabilities.

“Indemnifiable Loss” and “Indemnifiable Losses” shall mean any and all Damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses

(including the costs and expenses of any and all Proceedings and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder).

“Indemnifying Party” shall have the meaning set forth in Section 5.4(a).

“Indemnitee” shall have the meaning set forth in Section 5.4(a).

“Indemnity Payment” shall have the meaning set forth in Section 5.8(a).

“Information” shall mean all information in written, oral, electronic, computerized, digital or other tangible or intangible media; provided that the term “Information” does not include any datasets or derived data, or any Intellectual Property rights embodied in any of the foregoing in this definition.

“Insurance Policies” shall mean Third Party insurance policies and Third Party insurance Contracts of any kind, including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonestly insurance policies, together with the rights, benefits and privileges thereunder.

“Insurance Proceeds” shall mean those monies (a) received by an insured from an insurer (other than any captive insurer of either Group) or (b) paid by an insurer (other than any captive insurer of either Group) on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention, cost of reserve or collection costs paid or held by or for the benefit of such insured.

“Intellectual Property” shall mean, collectively, all U.S. and foreign intellectual property rights, including (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, designs, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (“Trademarks”); (b) all patents, patent applications, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs (“Patents”); (c) trade secrets and all other confidential and proprietary information, including, know-how, processes, schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists and supplier lists (“Trade Secrets”); (d) published and unpublished works of authorship in any media, whether copyrightable or not (including software, source code, object code, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); (e) all derivative, compilation and ancillary rights of every kind, whether now known or hereafter recognized, related to Copyrights; and (f) moral rights, rights of publicity and rights of privacy.

“Intellectual Property Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Intended Tax Treatment” shall have the meaning set forth in the Merger Agreement.

“Intercompany Contract” shall have the meaning set forth in the Merger Agreement.

“Intergroup Accounts” shall have the meaning set forth in Section 1.5.

“Intergroup Contracts” shall have the meaning set forth in Section 1.6(a).

“Internal Control Audit and Management Assessments” shall have the meaning set forth in Section 4.1(b).

“IT Assets” shall mean all (a) Software, computer systems, public Internet protocol address blocks, telecommunications equipment and other information technology infrastructure (including servers and server equipment, computers (including laptop computers), computer equipment and hardware, printers, telephones (including cell phones and smartphones) and telephone equipment (including headsets), network devices and equipment (including routers, wireless access points, switches and hubs), fiber and backbone cabling and other telecommunications wiring, demarcation points and rooms, computer rooms and telecommunications closets) and (b) documentation, reference, resource and training materials to the extent relating thereto; provided that, notwithstanding the foregoing, IT Assets shall exclude datasets and derived data.

“Laws” shall have the meaning set forth in the Merger Agreement.

“Liable Party” shall have the meaning set forth in Section 1.11(b).

“Liabilities” shall mean any and all Indebtedness, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, reserved or unreserved, or determined or determinable, including those arising under any Law, Proceeding, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity and those arising under any Contract or any fines, Damages or equitable relief which may be imposed and including all costs and expenses related thereto. Except as otherwise specifically set forth herein, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Taxes shall not be treated as Liabilities governed by this Agreement other than for purposes of indemnification related to the Distribution Disclosure Documents.

“LIBOR” shall mean the London Interbank Offered Rate.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall mean that certain Agreement and Plan of Merger by and among Remainco, Spinco, RMT Partner, and Merger Sub, dated the date hereof, as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Merger Sub” shall have the meaning set forth in the Merger Agreement.

“Net Working Capital” shall mean the amount equal to, as of immediately prior to the Spinco Distribution, the difference between Current Assets and Current Liabilities calculated in accordance with the Accounting Principles of the members of the Spinco Group on a consolidated basis as of immediately prior to the Spinco Distribution and excluding all Intergroup Accounts (to the extent not settled as of immediately prior to the Spinco Distribution), Indebtedness and Spinco Designated Transaction Expenses.

“Non-Assumable Third Party Claims” shall have the meaning set forth in Section 5.4(b).

“Notice of Objection” shall have the meaning set forth in Section 1.3(b)(ii).

“Notifying Party” shall have the meaning set forth in Section 1.4(b).

“Objection Period” shall have the meaning set forth in Section 1.3(b)(ii).

“Other Party” shall have the meaning set forth in Section 1.11(a).

“Other Party’s Auditors” shall have the meaning set forth in Section 4.1(b).

“Outside Date” shall have the meaning set forth in the Merger Agreement.

“Par Exchange Requirement” shall have the meaning set forth in the Merger Agreement.

“Party” or “Parties” shall have the meaning set forth in the Preamble.

“Patents” shall have the meaning set forth in the definition of “Intellectual Property.”

“Per Diem Reduction Amount” shall mean $5,753,424.66.

“Person” shall have the meaning set forth in the Merger Agreement.

“Personal Data” shall mean any data or information in any media that is linked to the identity of a particular individual, browser, or device and any other data or information that constitutes personal data or personal information under any applicable Law or a Party’s or any of its Group’s privacy policies including an individual’s combined first and last name, home address, telephone number, fax number, email address, Social Security number or other Governmental Entity-issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, credit card or other financial information (including bank account information), cookie identifiers associated with registration information, or any other browser or device-specific number or identifier and any web or mobile browsing or usage information that is linked to the foregoing.

“Post-Closing Claims” shall have the meaning set forth in Section 8.1(b).

“Pre-Closing Occurrence-Based Policies” shall have the meaning set forth in Section 8.1(b).

“Pre-Closing RMT Partner Common Stock” shall have the meaning set forth in the Merger Agreement.

“Preliminary Separation Plan” shall have the meaning set forth in Section 1.2(a).

“Preliminary Separation Plan Review Period” shall have the meaning set forth in Section 1.2(a).

“Pricing Date” shall mean the pricing date with respect to any proposed issuance of any Spinco Debt Securities issued to Remainco such that the principal amount of such issuance, together with the aggregate amount of Spinco Debt Securities issued prior to such date, would equal the Additional Amount.

“Private Letter Ruling” shall have the meaning set forth in the Merger Agreement.

“Privilege” shall have the meaning set forth in Section 6.7(a).

“Privileged Information” shall have the meaning set forth in Section 6.7(a).

“Proceeding” shall have the meaning set forth in the Merger Agreement.

“Processing” (and its cognates) shall mean any operation or set of operations performed upon Personal Data or sets of Personal Data, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Programming Liabilities” means all obligations incurred in the ordinary course of business to finance, produce, distribute, acquire, market, license, syndicate, publish, transmit or otherwise Exploit print, audio, visual and other content and information available for publication, distribution, broadcast, transmission or any other form of delivery for Exploitation on any form of media or medium of communication, whether now known or hereafter discovered or created, other than any such obligations for borrowed money or guarantees of borrowed money.

“Public Reports” shall have the meaning set forth in Section 4.1(d).

“Reallocation Amount” shall mean an amount (which may be positive or negative) equal to: (i) $30,000,000,000 minus (ii) Remainco’s good faith estimate of the aggregate basis for U.S. federal income tax purposes of the assets to be contributed to Spinco in the Contribution, such estimate to be provided in a notice delivered in writing to RMT Partner prior to the Pricing Date.

“Record Date” shall mean the close of business on the date to be determined by the Remainco Board as the record date for determining stockholders of Remainco entitled to receive shares of Spinco Common Stock in the Spinco Distribution.

“Record Holders” shall mean the holders of record of shares of Remainco Common Stock as of the close of business on the Record Date.

“Records” shall mean any Contracts, documents, books, records or files.

“Regulatory Approvals Date” shall mean the date on which all the conditions set forth in Section 9.1 of the Merger Agreement and Section 9.3 of the Merger Agreement have been satisfied or waived (other than Section 9.3(g) (Private Letter Ruling) of the Merger Agreement and except for those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions were then capable of being satisfied if the Closing had taken place).

“Remainco” shall have the meaning set forth in the Preamble.

“Remainco Assumed Liabilities” shall mean any and all Liabilities of Remainco or any of its Subsidiaries (including the members of the Spinco Group and members of the Remainco Group) (except for Liabilities related to Taxes, which are governed exclusively by the Tax Matters Agreement) other than the Spinco Assumed Liabilities, in each case, regardless of (i) when or where such Liabilities arose or arise (whether arising prior to, at or after the Spinco Distribution), (ii) against whom such Liabilities are asserted or determined, (iii) regardless of whether arising from or alleged to arise from negligence, gross negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or Spinco Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates and (iv) which entity is named in any Proceeding associated with any Liability, including the following:

(a)    any and all Liabilities that are expressly assumed by or allocated to Remainco or any other member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement, including the Remainco Employee Liabilities and any and all obligations and Liabilities of any member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement;

(b)    any and all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from information regarding Remainco, the Spinco Group and the Spinco Business in the Distribution Disclosure Documents and Financing Disclosure Documents provided by a member of the Remainco Group;

(c)    any Proceedings brought by or on behalf of any stockholders of Remainco relating to any state Laws or fiduciary claims relating to, arising out of or resulting from (i) the transactions contemplated by this Agreement or the Merger Agreement, including the Spin-Off, the Exchange Offer, the Clean-Up Spin-Off and/or the Merger (other than the Liabilities described in clause (c) of the definition of Spinco Assumed Liabilities) or (ii) Remainco’s acquisition of the Spinco Business;

(d)    subject to Section 1.4 and Section 1.8, any and all Liabilities to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Remainco

Group at any time after the Spinco Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business); and

(e)    any and all Liabilities to the extent related to or arising out of any Remainco Transferred Assets or the Remainco Business.

“Remainco Board” shall have the meaning set forth in the Recitals.

“Remainco Business” shall mean all businesses, operations and activities (whether conducted independently or in association with one or more third parties through a partnership, joint venture or other mutual enterprise) conducted at any time prior to the Spinco Distribution by any member of the Spinco Group or Remainco Group, other than the Spinco Business.

“Remainco Common Stock” shall have the meaning set forth in Section 3.2(a).

“Remainco Counsel” shall have the meaning set forth in Section 6.8.

“Remainco CSIs” shall have the meaning set forth in Section 1.10(d).

“Remainco Employee Assets” shall have the meaning set forth in the Employee Matters Agreement.

“Remainco Employee Liabilities” shall have the meaning set forth in the Employee Matters Agreement.

“Remainco Group” shall mean Remainco and each Person (other than Spinco and the other members of the Spinco Group) that is a direct or indirect Subsidiary of Remainco immediately prior to the Spinco Distribution, and each Person that becomes a Subsidiary of Remainco after the Spinco Distribution.

“Remainco Indemnitees” shall mean each member of the Remainco Group and each of their Affiliates from and after the Spinco Distribution and each member of the Remainco Group’s and their respective current, former and future Affiliates’ respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

“Remainco IT Assets” shall mean any and all IT Assets primarily related to the Remainco Business.

“Remainco Non-Patent IP” shall mean any and all Intellectual Property (but not including Patents, Trademarks and Technology) owned by Remainco and its Affiliates (including the Spinco Group) immediately prior to the Spinco Distribution and primarily related to the Remainco Business.

“Remainco Patents” shall mean any and all Patents owned by Remainco and its Affiliates (including the Spinco Group) as of immediately prior to the Spinco Distribution, for which all named inventors were (at the time of conception or reduction to practice) employees of the members of the Remainco Group.

“Remainco Trademarks” shall mean any and all Trademarks owned by Remainco and its Affiliates (including the Spinco Group) as of immediately prior to the Spinco Distribution, used and displayed as the name for a product or service of the Remainco Business and not of the Spinco Business, excluding any Composite Marks (the treatment of such Composite Marks, along with all domain name that include any such Composite Marks, will be addressed in the Intellectual Property Matters Agreement).

“Remainco Transferred Assets” shall mean any and all of Remainco’s or any of its Subsidiaries’ (including the members of the Spinco Group and the members of the Remainco Group) right, title and interest in and to, immediately prior to the Spinco Distribution, any and all Assets other than the Spinco Transferred Assets

(provided, however, that Remainco Transferred Assets shall not include any assets related to Taxes (including any Tax Items, Tax Attributes or rights to receive any Tax refunds (each as defined in the Tax Matters Agreement)), which shall be governed by the Tax Matters Agreement), including:

(a)    any and all Assets set forth on Schedule A-4;

(b)    any and all (i) shares of capital stock of, or any other equity or ownership interests in, the Subsidiaries held, directly or indirectly, by Remainco that are not members of the Spinco Group, (ii) shares of capital stock of, or any other equity or ownership interests in, the entities held by Remainco that are not members of the Spinco Group, (iii) shares of Spinco Common Stock contemplated to be received by members of the Remainco Group in exchange for the Contribution pursuant to Section 1.1(a)(ii) and (iv) the Spinco Debt Securities;

(c)    any and all Contracts other than (i) Contracts exclusively related to the Spinco Business and (ii) the Dual-Use Contracts; provided, however, that any Commingled Contracts and Dual-Use Contracts shall be subject to Section 1.4;

(d)    any and all Assets that are expressly allocated to Remainco or any other member of the Remainco Group pursuant to this Agreement (including through the limitations expressed or implied in the definition of Spinco Assets) or any Ancillary Agreement, including the Remainco Employee Assets and any and all right of any member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement;

(e)    any and all Cash and Cash Equivalents other than the Spinco Cash;

(f)    any and all financial records relating to the Spinco Business that form part of the general ledger of Remainco or any of its Affiliates (other than the members of the Spinco Group), any working papers of Remainco’s auditors, and any other accounting records of Remainco or any of its Affiliates (other than the members of the Spinco Group); and

(g)    any and all records relating to the negotiation and consummation of the transactions contemplated by this Agreement and any and all records prepared in connection with the potential divestiture of all or a part of the Spinco Business, including: (A) bids received from third parties and analyses relating to such transactions and (B) confidential communications with legal counsel representing Remainco or its Affiliates and the right to assert the attorney-client privilege with respect thereto (subject to Section 6.7).

Notwithstanding anything to the contrary herein, this Agreement and the Ancillary Agreements do not purport to transfer ownership of any of the insurance policies of any member of the Spinco Group or Remainco Group, and any assignment of rights to coverage under such insurance policies is governed by Article VIII herein.

“RMT Partner” shall have the meaning set forth in the Preamble.

“RMT Partner Special Election” shall have the meaning set forth in the Merger Agreement.

“SEC” shall mean the Securities and Exchange Commission.

“Section 6.8 Matters” shall have the meaning set forth in Section 6.8.

“Securities Act” shall mean the Securities Act of 1933.

“Securities Exchange” shall have the meaning set forth in the Merger Agreement.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-entry, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever, excluding restrictions on transfer under securities Laws and non-exclusive licenses of Intellectual Property.

“Separation” shall mean the Transfer and/or assignment and assumption of Assets and Liabilities by means of the Conveyancing and Assumption Instruments, as set forth in Section 1.1, as conducted substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby).

“Separation Committee” shall have the meaning set forth in Section 1.2(b).

“Separation Plan” shall have the meaning set forth in Section 1.2(a).

“Set-Up Costs” shall mean all fees, costs and expenses for preparation and setting up activities with respect to the Separation, including any one-time license fees, one time set-up fees for software and engaging any third-party consultants to assist with such implementation and initiation.

“Shared Data” shall mean any and all datasets or derived data, to the extent Processed in both the operation of the Remainco Business and the operation of the Spinco Business, during the period commencing on June 14, 2018 and ending immediately prior to the Spinco Distribution.

“Software” shall mean all computer programs and applications (whether in source code, object code, or other form), models and methodologies, software implementations of algorithms, computerized databases and compilations (but excluding datasets and derived data), and related documentation, descriptions or other work product used to design or develop any of the foregoing, including flowcharts and other logic and design diagrams, technical, functional and other specifications, tools, templates, and user and training materials related to any of the foregoing.

“Sole Benefit Services” shall have the meaning set forth in Section 6.7(a).

“Solvency Opinion” shall have the meaning set forth in Section 3.3(d).

“Spin-Off” shall have the meaning set forth in the Recitals.

“Spinco” shall have the meaning set forth in the Preamble.

“Spinco Assumed Liabilities” shall mean any and all Liabilities (except for Liabilities related to Taxes which are governed exclusively by the Tax Matters Agreement) of Remainco or any of its Subsidiaries (including the members of the Spinco Group and members of the Remainco Group) in the following categories, in each case, regardless of (i) when or where such Liabilities arose or arise (whether arising prior to, at or after the Spinco Distribution), (ii) where or against whom such Liabilities are asserted or determined, (iii) regardless of whether arising from or alleged to arise from negligence, gross negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or Spinco Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates and (iv) which entity is named in any Proceeding associated with any Liability:

(a)    any and all Liabilities set forth on Schedule A-5;

(b)    any and all Liabilities that are expressly assumed by or allocated to Spinco or any other member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement, including the Spinco Employee Liabilities and any and all obligations and Liabilities of any member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement;

(c)    any and all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from (A) information regarding Spinco or RMT Partner in the Distribution Disclosure Documents and Financing Disclosure Documents provided by RMT Partner and (B) from the Spinco Financing Arrangements;

(d)    one hundred percent (100%) of any and all Spinco Designated Transaction Expenses;

(e)    any and all Liabilities taken into account in the Final Net Working Capital;

(f)    any and all Liabilities for the Spinco Indebtedness, Spinco Debt Financing and any Spinco Debt Securities;

(g)    subject to Section 1.4 and Section 1.8, any and all Liabilities to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Spinco Group at any time after the Spinco Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business); and

(h)    any and all Liabilities to the extent related to or arising out of any Spinco Transferred Assets or the Spinco Business.

“Spinco Board” shall have the meaning set forth in the Recitals.

“Spinco Business” shall mean the business, operations and activities that constitute the WarnerMedia segment of Remainco as narratively described in the Form 10-K of Remainco for the period ending December 31, 2020, as constituted as of the date of this Agreement, as such business, operations and activities have been conducted at any time prior to the Spinco Distribution by any member of the Spinco Group or the Remainco Group (or any of their respective predecessors), including such businesses, operations and activities at times when those of such segment as of the date of this Agreement were part of different segments; provided that, the Spinco Business shall not include the business, operations and activities related to any Remainco Transferred Assets or any business or entity set forth on Schedule A-6.

“Spinco Business Asset Conversion Amount” shall mean an amount equal to the net after tax Cash and Cash Equivalents amounts received during the period starting on the date of this Agreement and ending immediately prior to the Spinco Distribution from sales of any business constituting Spinco Assets, whether by merger, consolidation, sale of property or Assets (other than as set forth on Schedule A-7 and pursuant to Contracts in effect prior to the date of this Agreement).

“Spinco Business Expenditure Amount” shall mean the aggregate amount of (1) marketing expenses of the Spinco Business, for Global HBO/HBO Max Business and (2) cash programming and production expenditures of the Spinco Business, in each case, during the period starting on January 1, 2021 and ending immediately prior to the Spinco Distribution.

“Spinco Business Expenditure Target Amount” shall mean the aggregate amount of (1) budgeted marketing expenses of the Spinco Business for Global HBO/HBO Max Business, as set forth on Schedule A-8 and (2) cash programming and production expenditures of the Spinco Business, as set forth on Schedule A-8, in each case, for the period starting on January 1, 2021 and ending immediately prior to the Spinco Distribution.

“Spinco Cash” shall mean the amount equal to (a) the aggregate amount of Cash and Cash Equivalents of the members of the Spinco Group as determined on a combined basis as of immediately prior to the Spinco Distribution, prior to giving effect to the Spinco Special Cash Payment, calculated in accordance with the Accounting Principles minus (b) the proceeds of the Spinco Debt Financing (other than Spinco Debt Securities).

“Spinco Common Stock” shall mean all of the issued and outstanding shares of common stock, par value $0.01 per share, of Spinco.

“Spinco Consideration Amount” shall have the meaning set forth in the Merger Agreement.

“Spinco CSIs” shall have the meaning set forth in Section 1.10(d).

“Spinco Debt Financing” shall mean any Indebtedness for borrowed money incurred in connection with the Financing (as defined in the Merger Agreement).

“Spinco Debt Securities” shall mean notes issued by Spinco to Remainco, which notes shall (unless otherwise agreed by Remainco and RMT Partner) have the terms specified in Schedule A-9.

“Spinco Debt Securities Reduction Amount” shall mean (1) the Per Diem Reduction Amount multiplied by (2) the actual number of days elapsed beginning on the first Business Day after the Regulatory Approvals Date through and until the Pricing Date.

“Spinco Designated Transaction Expenses” shall mean: (a) any and all out-of-pocket fees and expenses (including all fees and expenses of counsel , accountants, investment banking firms and other financial institutions, experts and consultants and commitment fees and any other financing fees and expenses, including in respect of debt financing, the ratings process, underwriting fees, upfront fees and any solvency opinions (including, for the avoidance of doubt, the Solvency Opinion)) actually incurred or accrued, prior to or at the Effective Time (as defined in the Merger Agreement), by any member of the Remainco Group or Spinco Group or on its or their respective behalf or for which it or they are liable (excluding the costs of salaries and benefits of employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the following) in connection with or related to (i) the drafting or negotiation of the Transaction Agreements, (ii) the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of the transactions contemplated hereby or thereby (including the Separation, the Spinco Distribution and any Conveyancing and Assumption Instruments), (iii) the preparation, review and audit of any financial statements of the Spinco Business, (iv) the preparation of the Spinco Business for sale or separation and any due diligence, marketing or similar activities in connection therewith, (v) the preparation, printing, filing and mailing of the Financing Disclosure Documents, the Spinco Form 10 (including any related prospectus or information statement) and the preparation and filing of any other filings with the SEC to the extent related to the transactions contemplated by the Transaction Agreements, (vi) the filing of the Certificate of Merger (as defined in the Merger Agreement) in respect of the Merger, and (vii) all other matters related to the Merger, the Separation, the Spinco Distribution and any other transaction contemplated by the Transaction Agreements, (b) any and all out-of-pocket fees and expenses actually incurred or accrued by any member of the Remainco Group or Spinco Group or on its or their respective behalf or for which it or they are liable in connection with or related to obtaining the prepaid directors’ and officers’ liability insurance policy or policies contemplated by the Merger Agreement; (c) Set-Up Costs and (d) all Commitment Fees.

“Spinco Distribution” shall mean the distribution (by dividend or otherwise) or other transfer of all of the outstanding shares of Spinco Common Stock to holders of Remainco Common Stock in accordance with Section 3.1 and Section 3.2.

“Spinco Distribution Date” shall mean the date, as shall be determined by the Spinco Board, on which Remainco distributes all of the issued and outstanding shares of Spinco Common Stock to the holders of Remainco Common Stock.

“Spinco Employee Assets” shall have the meaning set forth in the Employee Matters Agreement.

“Spinco Employee Liabilities” shall have the meaning set forth in the Employee Matters Agreement.

“Spinco Employees” shall have the meaning set forth in the Employee Matters Agreement.

“Spinco Expense Reimbursement” shall mean all Spinco Designated Transaction Expenses either incurred or payable by Remainco or paid by Spinco prior to Closing.

“Spinco Financial Statements” shall have the meaning set forth in the Merger Agreement.

“Spinco Financing Agreements” shall have the meaning set forth in the Merger Agreement.

“Spinco Financing Arrangements” shall mean any and all agreements providing for (or relating to) the Spinco Debt Financing.

“Spinco Form 10” shall mean the registration statement on Form 10 filed by Spinco with the SEC in connection with the Spinco Distribution.

“Spinco Group” shall mean, prior to the Spinco Distribution, Spinco and each of its Subsidiaries, and following the Spinco Distribution, Spinco and each Person that is a direct or indirect Affiliate of Spinco immediately following the Spinco Distribution (other than Remainco or any member of the Remainco Group), and each Person that becomes a Subsidiary of Spinco after the Spinco Distribution.

“Spinco Indebtedness” shall mean the aggregate amount of outstanding Indebtedness of the Spinco Group, as of the time immediately preceding the Spinco Distribution, calculated in accordance with the Accounting Principles (provided that such amount shall not include or reflect any Indebtedness pursuant to the Spinco Debt Financing and any costs, fees and expenses in connection therewith (including the Commitment Fees) or as otherwise contemplated to be incurred by the Spinco Group at the Spinco Distribution pursuant to this Agreement).

“Spinco Indemnitees” shall mean each member of the Spinco Group and each of their Affiliates from and after the Spinco Distribution (including, for the avoidance of doubt, RMT Partner and each of its Affiliates) and each member of the Spinco Group’s and their respective current, former and future Affiliates’ respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

“Spinco IT Assets” shall mean any and all IT Assets primarily related to the Spinco Business.

“Spinco Non-Patent IP” shall mean any and all Intellectual Property (but not including Patents, Trademarks and Technology) owned by Remainco and its Affiliates (including the Spinco Group) as of immediately prior to the Spinco Distribution and primarily related to the Spinco Business.

“Spinco Patents” shall mean any and all Patents owned by Remainco and its Affiliates (including the Spinco Group) as of immediately prior to the Spinco Distribution, for which all named inventors were (at the time of conception or reduction to practice) employees of the members of the Spinco Group.

“Spinco Trademarks” shall mean any and all Trademarks owned by Remainco and its Affiliates (including the Spinco Group) as of immediately prior to the Spinco Distribution, used and displayed as the name for a product or service of the Spinco Business and not of the Remainco Business, excluding any Composite Marks (the treatment of such Composite Marks, along with all domain name that include any such Composite Marks, will be addressed in the Intellectual Property Matters Agreement).

“Spinco Special Cash Payment” shall mean a cash payment in an amount equal to the sum of (a) the Base Cash Dividend Amount, (b)(i) plus the amount, if any, by which the Estimated Net Working Capital (as determined in accordance with Section 1.3(a)) exceeds the Target Working Capital or (ii) minus the amount, if any, by which the Target Working Capital exceeds such Estimated Net Working Capital (as determined in accordance with Section 1.3(a)), minus (c) Estimated Spinco Indebtedness (as determined in accordance with Section 1.3(a)) (if any), plus (d) the Estimated Spinco Expense Reimbursement (as determined in accordance with Section 1.3(a)), plus (e) the Additional Bridge Funding Tax Sharing Amount (as determined in accordance with Section 1.3(a)), plus (f) if an RMT Partner Special Election is made by RMT Partner pursuant to Section 8.19(k) of the Merger Agreement, the Excess Tax Liability Amount (as determined in accordance with Section 1.3(a)), minus (g) the Final Closing Reduction Amount (as determined in accordance with Section 1.3(a)).

“Spinco Transferred Assets” shall mean any and all right, title and interest in and to any and all Assets (other than Patents and Trademarks (which are separately addressed below in sub-sections (h) and (i) of this definition, respectively) and datasets and derived data (which is addressed by Section 8.24 of the Merger Agreement) of Remainco and its Subsidiaries immediately prior to the Spinco Distribution (except that Spinco Assets shall not include assets related to Taxes (including any Tax Items, Tax Attributes or rights to receive any Tax refunds (each as defined in the Tax Matters Agreement)), which shall be governed by the Tax Matters Agreement) primarily related to the Spinco Business (except as otherwise expressly contemplated in this Agreement or the Ancillary Agreements), including:

(a)    any and all Assets set forth on Schedule A-10(a);

(b)    interests in the capital stock of, or any other equity interests in the members of the Spinco Group, including the interests in the capital stock of, or any other equity interests in the Persons set forth Schedule A-10(b);

(c)    (i) any and all Contracts exclusively related to Spinco, (ii) any and all Dual-Use Contracts; provided; however, that any such Dual-Use Contracts shall be subject to Section 1.4;

(d)    any and all Assets that are expressly allocated to Spinco or any other member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement, including the Spinco Employee Assets and any and all rights of member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement;

(e)    any and all Cash and Cash Equivalents held by the members of the Spinco Group to the extent taken into account in the determination of Net Working Capital;

(f)    any Spinco IT Assets;

(g)    any and all Spinco Non-Patent IP;

(h)    the Spinco Patents; and

(i)    the Spinco Trademarks.

Notwithstanding anything to the contrary herein, this Agreement and the Ancillary Agreements do not purport to transfer ownership of any of the insurance policies of any member of the Spinco Group or Remainco Group, and any assignment of rights to coverage under such insurance policies is governed by Article VIII herein.

“Subsidiary” shall mean, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by, or is, such Person or by one or more of its Subsidiaries; provided that DIRECTV Entertainment Holdings LLC, and any successor entity thereto or Subsidiary thereof, shall not be deemed a Subsidiary of Remainco or Spinco for purposes of this Agreement.

“Target Working Capital” shall mean the amount set forth on Schedule A-11.

“Tax” or “Taxes” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Authority” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Attributes” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Benefit” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Contest” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Items” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Tax Records” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

“Technology” shall mean tangible embodiments, whether in electronic, written or other media, of Intellectual Property, including designs, documentation (such as bill of materials, build instructions and test reports), schematics, layouts, reports, algorithms, routines, software (including source code and object code), lab notebooks, equipment, processes, prototypes and devices. For clarity, Technology does not include any Intellectual Property itself, datasets or derived data, or any visual, audio or audiovisual programming content.

“Third Party” shall mean any Person other than (i) the members of the Remainco Group and the Spinco Group and (ii) RMT Partner and its Affiliates.

“Third Party Claim” shall have the meaning set forth in Section 5.4(a).

“Third Party Proceeds” shall have the meaning set forth in Section 5.8(a).

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transaction Agreements” shall mean the Merger Agreement, this Agreement and the Ancillary Agreements.

“Transfer” shall have the meaning set forth in the Recitals and the term “Transferred” shall have its correlative meaning.

“Transfer Agent” shall mean the Person reasonably agreed by Remainco and RMT Partner to act in such capacity.

“Transition Services Agreement” shall have the meaning set forth in the Merger Agreement.

Annex C

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT, is made and entered into as of May 17, 2021 (this “Agreement”), by and among John C. Malone (“JCM”), each of the stockholders listed on the signature page hereto (each of JCM and each stockholder a “Stockholder” and together the “Stockholders”), Discovery, Inc., a Delaware corporation (“RMT Partner”), AT&T Inc., a Delaware corporation (“Remainco”), and Magallanes, Inc., a Delaware corporation (“Spinco”).

RECITALS

WHEREAS, as of the date hereof, each Stockholder is the Beneficial Owner of the number of shares of RMT Partner Series A Common Stock and RMT Partner Series B Common Stock, in each case set forth opposite the Stockholder’s name on Schedule A hereto (together with such additional shares of Pre-Closing RMT Partner Voting Capital Stock that become Beneficially Owned by any Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof until the Expiration Date, the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, RMT Partner, Remainco, Spinco and Drake Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of RMT Partner, are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Spinco (the “Merger”), with Spinco surviving the Merger as a wholly owned subsidiary of RMT Partner;

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement at a meeting of the stockholders of RMT Partner (the “Stockholders Meeting”) duly called in accordance with the Merger Agreement, the stockholders of RMT Partner will vote upon (i) the Amended RMT Partner Charter (which vote will require the approval of (w) the shares of RMT Partner Series A-1 Preferred Stock, voting as a class; (x) the shares of RMT Partner Series C-1 Preferred Stock, voting as a class; (y) the shares of RMT Partner Series B Common Stock, voting as a class; and (z) the shares of Pre-Closing RMT Partner Voting Capital Stock, voting as a class); and (ii) the RMT Partner Share Issuance (which vote will require the approval of the shares of Pre-Closing RMT Partner Voting Capital Stock, voting as a class);

WHEREAS, the consummation of the transactions contemplated by the Merger Agreement is conditioned upon the approval of the Amended RMT Partner Charter and the RMT Partner Share Issuance;

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) at the Charter Amendment Effective Time, RMT Partner will cause the Amended RMT Partner Charter to be executed, acknowledged and filed with the Secretary of State of Delaware as provided in Sections 242 and 245 and the other applicable provisions of the General Corporation Law of the State of Delaware and (ii) at the Effective Time, RMT Partner will consummate the RMT Partner Share Issuance;

WHEREAS, pursuant to the RMT Partner Charter Amendment, among other things, at the Charter Amendment Effective Time, each share of (i) RMT Partner Series A Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, designated as Series A Common Stock (the “Common Stock”), (ii) RMT Partner Series B Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock, (iii) RMT Partner Series C Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock, (iv) RMT Partner Series A-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of Common Stock and (v) RMT Partner Series C-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of Common Stock as the number of shares of RMT Partner Series C Common Stock each such share of RMT Partner Series C-1 Preferred Stock would have been convertible into under the Existing RMT Partner Charter (including, the Series C-1 Preferred Certificate of Designations) in effect immediately prior to the Charter Amendment Effective Time;

WHEREAS, as a condition and inducement to the willingness of RMT Partner, Remainco and Spinco to enter into the Merger Agreement, Remainco and Spinco have required that the Stockholders enters into this Agreement, and the Stockholders desires to enter into this Agreement to induce Remainco and Spinco to enter into the Merger Agreement and to agree to certain exclusivity and related provisions included therein; and

WHEREAS, concurrently with the execution of this Agreement, Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership (together, “Advance/Newhouse”), RMT Partner, Remainco and Spinco are entering into a Voting Agreement, dated as of the date hereof, pursuant to which Advance/Newhouse is agreeing to vote the shares of Pre-Closing RMT Partner Voting Capital Stock Beneficially Owned by it in favor of the approval of the Amended RMT Partner Charter and the RMT Partner Share Issuance on terms and subject to conditions similar to those set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Voting of Shares. From the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date (the “Support Period”), at every meeting of holders of capital stock of RMT Partner called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the holders of capital stock of RMT Partner with respect to any of the following, the Stockholders shall (i) appear (in person, including virtually, or by proxy) at each such meeting (including every adjournment or postponement thereof) or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of establishing a quorum and (ii) vote or cause to be voted all of the Subject Shares that each such Stockholder is entitled to vote:

(a) in favor of the RMT Partner Share Issuance;

(b) in favor of the RMT Partner Charter Amendment, including the share reclassifications and conversions, the board structure and all other terms set forth therein (and, in the event that the RMT Partner Charter Amendment is presented as more than one proposal, in favor of each such proposal);

(c) in favor of the Transactions;

(d) in favor of any proposal to adjourn or postpone such meeting of the RMT Partner’s stockholders to a later date if such adjournment or postponement is proposed in compliance with the provisions of Section 8.5 of the Merger Agreement;

(e) against any RMT Partner Acquisition Proposal or any RMT Partner Superior Proposal (without regard to the terms of such RMT Partner Acquisition Proposal or RMT Partner Superior Proposal, as applicable); and

(f) against any amendment of the Organizational Documents of RMT Partner (other than the RMT Partner Charter Amendment) or other action or agreement of RMT Partner, in each case for which the vote or consent of the applicable class of capital stock of RMT Partner is required to authorize such action or agreement, that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of RMT Partner under the Merger Agreement, (ii) result in any of the conditions to the

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consummation of the Transactions under the Merger Agreement or the Separation and Distribution Agreement not being fulfilled, or (iii) impede, frustrate, interfere with, delay, postpone or adversely affect the Transactions; provided, that Remainco has advised the Stockholders of such asserted effect set forth in clause (i), (ii) or (iii) in writing at least ten (10) Business Days prior to the applicable vote. In furtherance of the foregoing, RMT Partner shall notify Remainco of any action or consent of the holders of Series A-1 Preferred Stock or Series C-1 Preferred Stock proposed to be taken or given written consent pursuant to the Series A-1 or Series C-1 Preferred Certificate of Designations in writing at least twenty (20) Business Days prior to the applicable action or consent.

2. Transfer of Shares. Each Stockholder agrees that, during the Support Period, other than the reclassification to be effected pursuant to the RMT Partner Charter Amendment and other than the RSU Transactions, such Stockholder will not, directly or indirectly, (i) sell, transfer, distribute, pledge, hypothecate, donate, assign, appoint or otherwise dispose of or encumber (“Transfer”) any of the Subject Shares; (ii) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any Subject Shares, (iv) enter into any agreement, arrangement or understanding with any Person, or take any other action, that would conflict with, restrict, limit, violate or interfere with the performance of such Stockholder’s representations, warranties, covenants and obligations hereunder, or (v) take any action that would reasonably be expected to restrict or otherwise adversely affect such Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement; provided, that the death or incapacity of JCM shall itself not be a sale, transfer or disposition of any Subject Shares prohibited by this Section 2 (and in any such event, the proxy granted pursuant to the Zaslav Agreement shall not become operative) as long as JCM’s spouse, estate or any trust to which assets of JCM may be transferred upon his death or incapacity continues to own such Subject Shares and agrees to perform his obligations hereunder. Any Transfer in violation of this provision shall be void ab initio. RMT Partner agrees not to register the Transfer of any certificate or book-entry representing any Subject Shares on the books of RMT Partner unless such Transfer is made in compliance with this Agreement. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by any Stockholder in connection with the Transactions.

3. Non-Solicitation. Each Stockholder hereby agrees, and agrees to cause his, her or its controlled Affiliates (which, for the avoidance of doubt, does not include RMT Partner) and its and their Representatives not to, take any action which, were it taken by RMT Partner or its Representatives, would violate Section 8.3 of the Merger Agreement, it being understood that any action in compliance with Section 8.3 of the Merger Agreement shall not be deemed a breach by any Stockholder of this Section 3.

4. Additional Covenants of the Stockholders.

(a) Further Assurances. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as are reasonably necessary in order to perform its obligations under this Agreement.

(b) Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the shares of capital stock of RMT Partner by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “shares of capital stock of RMT Partner” and “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(c) Notice of Acquisitions. Each Stockholder hereby agrees to notify RMT Partner, Remainco and Spinco in writing as promptly as practicable of the number of any additional shares of Pre-Closing RMT Partner Voting Capital Stock of which such Stockholder acquires Beneficial Ownership on or after the date hereof; provided, that any timely filing with the SEC by a Stockholder pursuant to Section 13 or Section 16 of the Exchange Act reporting any such acquisition shall constitute notice with respect to this Section 4(c).

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(d) Disclosure. Subject to reasonable prior notice (including reasonable opportunity to review and comment) provided to the Stockholders by RMT Partner, the Stockholders hereby authorize RMT Partner, Remainco and Spinco to publish and disclose in any announcement or disclosure required by the SEC, including in the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement, the Stockholders’ identity and ownership of the Stockholders’ Subject Shares and the nature of the Stockholders’ obligations under this Agreement. Each Stockholder shall not be permitted to make any public statement regarding this Agreement, the Merger Agreement or the Transactions without the prior written consent of Remainco; provided, that the foregoing shall not restrict any Stockholder from making any disclosure or other public statement required to be made by such Stockholder under applicable Law, including any amendment filed with the SEC on Schedule 13D, so long as such Stockholder provides Remainco with reasonable prior notice (including reasonable opportunity to review and comment) on such disclosure.

5. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants as of the date hereof to RMT Partner, Remainco and Spinco, with respect to himself and his ownership of his Subject Shares as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and any filings by the Stockholder with the SEC, the execution, delivery and performance by the Stockholder of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Transactions and other than pursuant to the Exchange Act, the Securities Act, the HSR Act or any other Regulatory Approvals required in connection with the Transactions.

(b) No Conflicts. Neither the execution and delivery of this Agreement, nor the performance by the Stockholder of his obligations hereunder, nor compliance with the terms hereof, will violate, conflict with or result in a material breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, other agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder.

(c) The Subject Shares. The Stockholder is the Beneficial Owner of, and has good and marketable title to, the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto, free and clear of any and all security interests, liens, encumbrances, equities, claims, options or limitations of whatever nature (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares), other than pursuant to the Zaslav Agreement. As of the date hereof, the Stockholder does not Beneficially Own any shares of Pre-Closing RMT Partner Voting Capital Stock other than the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto. The Stockholder has, or will have at the time of the applicable meeting of holders of shares of capital stock of RMT Partner, the sole right to vote or direct the vote of, or to dispose of or direct the disposition of, such Subject Shares. None of the Subject Shares is subject to any voting trust, agreement, arrangement or restriction with respect to the voting of such Subject Shares, including without limitation the granting of any proxy or power of attorney with respect thereto, that would prevent or delay the Stockholder’s ability to perform his obligations hereunder. Other than the Zaslav Agreement and the RSU Transactions, there are no agreements or arrangements of any kind, contingent or otherwise, obligating the Stockholder to Transfer, or cause to be Transferred, any of the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Subject Shares.

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(d) Reliance by Remainco and Spinco. The Stockholder understands and acknowledges that RMT Partner, Remainco and Spinco are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

(e) Litigation. As of the date hereof, to the knowledge of the Stockholder, there is no action, proceeding or investigation pending or threatened in writing against the Stockholder that questions the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

(f) No Other Arrangements. Other than as set forth in this Agreement, or as expressly granted pursuant to the terms of the Series A-1 or Series C-1 Preferred Certificate of Designations, the Stockholder does not have any agreements, arrangements or understandings of any kind with RMT Partner or any other Person (i) with respect to the Transfer or voting of the Subject Shares or the Transactions, (ii) that would conflict with, restrict, limit, violate or interfere with the performance of the Stockholder’s covenants and obligations hereunder or (iii) except for the arrangements referred to on Schedule 7.16 of the RMT Partner Disclosure Letter, in connection with the transactions contemplated by the Merger Agreement.

6. Representations and Warranties of Other Parties.

(a) RMT Partner represents and warrants to each Stockholder as follows: RMT Partner is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the Merger Agreement by RMT Partner and the consummation of the Transactions have been duly and validly authorized by the board of directors of RMT Partner, and no other corporate proceedings on the part of RMT Partner are necessary to authorize the execution, delivery and performance of this Agreement or the Merger Agreement by RMT Partner and, subject to receipt of the RMT Partner Stockholder Approval, the consummation of the Transactions. RMT Partner has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of RMT Partner enforceable against RMT Partner in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by RMT Partner does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, in any material respect conflict with or violate any law applicable to RMT Partner or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Lien on any property of RMT Partner pursuant to, any agreement or other instrument or obligation binding upon RMT Partner or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act, the HSR Act or any other Regulatory Approvals required in connection with the Transactions.

(b) Remainco represents and warrants to each Stockholder as follows: Remainco is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the Merger Agreement by Remainco and the consummation of the Transactions have been duly and validly authorized by the board of directors of Remainco, and no other corporate proceedings on the part of Remainco are necessary to authorize the execution and delivery of this Agreement or the Merger Agreement by Remainco and, the consummation of the Transactions, other than such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). Remainco has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Remainco enforceable against Remainco in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by Remainco does not, and the consummation of the

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transactions contemplated hereby and the compliance with the provisions hereof will not, in any material respect conflict with or violate any law applicable to Remainco or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Lien on any property of Remainco pursuant to, any agreement or other instrument or obligation binding upon Remainco or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act or the HSR Act or any other Regulatory Approvals required in connection with the Transactions.

(c) Spinco represents and warrants to each Stockholder as follows: Spinco is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement and the Merger Agreement by Spinco and the consummation of the Transactions have been duly and validly authorized by the board of directors of Spinco, and no other corporate proceedings on the part of Spinco are necessary to authorize the execution and delivery of this Agreement or the Merger Agreement by Spinco and the consummation of the Transactions. Spinco has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Spinco enforceable against Spinco in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by Spinco does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, in any material respect conflict with or violate any law applicable to Spinco or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Lien on any property of Spinco pursuant to, any agreement or other instrument or obligation binding upon Spinco or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act or the HSR Act or any other Regulatory Approvals required in connection with the Transactions.

7. Stockholder Capacity. Notwithstanding anything to the contrary in this Agreement, each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the Beneficial Owner of Subject Shares and nothing herein is intended to or shall limit, affect or restrict any actions taken (or any failures to act) by a Stockholder in the Stockholder’s capacity as a director of RMT Partner. The taking of any actions (or any failures to act) by the Stockholder (including voting on matters put to the board of directors of RMT Partner or any committee thereof, influencing officers, employees, agents, management or the other directors of RMT Partner and taking any action of making any statement at any meeting of such board or any committee thereof) solely in the Stockholder’s capacity as a director of RMT Partner shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

8. Certain Definitions. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement, the term:

(a) “Beneficial Ownership” and related terms such as “Beneficially Owned” or “Beneficial Owner” have the meaning given such terms in Rule 13d-3 under the Exchange Act, and the rules and regulations promulgated thereunder, as in effect from time to time; provided, that JCM will not be deemed to Beneficially Own any Subject Shares held by (i) his spouse or (ii) The Tracy M. Amonette Trust A (also known as the Tracy L. Neal Trust A) or The Evan D. Malone Trust A, unless and until JCM exercises his right of substitution and acquires such Subject Shares from The Tracy M. Amonette Trust A (also known as the Tracy L. Neal Trust A) or The Evan D. Malone Trust A, respectively.

(b) “RSU Transactions” shall mean the sale of up to 6768 shares of RMT Partner Series A Common Stock by John C. Malone upon vesting of restricted stock units pursuant to a previously established 10b5-1 Plan.

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(c) “Zaslav Agreement” shall mean that certain letter agreement, dated as of February 13, 2014, from JCM to David Zaslav, filed as Exhibit 7(a) to Amendment No. 1 to Schedule 13D filed with the SEC on February 28, 2014 by JCM with respect to his shares of RMT Partner Common Stock.

9. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur (the “Expiration Date”) of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of the RMT Partner Stockholders Meeting, including any adjournments or postponements thereof, if the RMT Partner Stockholder Approval is not obtained at such meeting taken in accordance with the Merger Agreement, (iv) the date the parties to the Merger Agreement enter into a material amendment thereto without the prior written consent of the Stockholders (other than with respect to a Delayed RMT), (v) if the Triggering Event has occurred, upon a RMT Partner Change of Recommendation and (vi) the written agreement of the Stockholders, RMT Partner, Remainco and Spinco to terminate this Agreement; provided, however, that notwithstanding anything in this Agreement to the contrary, (a) no such termination shall relieve any party of any liability or damages to any other party resulting from any Willful Breach of this Agreement, (b) the provisions set forth in this Section 9, Section 5(f), Section 8 and Sections 11 through 22, inclusive, shall survive the termination of this Agreement and (c) the provisions set forth in Section 4(d) and Section 10 shall survive the termination of this Agreement until the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms.

10. Specific Performance. The Stockholders acknowledges and agrees that (i) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (ii) Remainco and Spinco are relying on such covenants in connection with entering into the Merger Agreement and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause Remainco and Spinco irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, the Stockholders, RMT Partner, Remainco and Spinco agree that the parties hereunder shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond), in addition to remedies at law or in damages, as a court of competent jurisdiction may deem necessary or appropriate to restrain the Stockholders from committing any violation of such covenants, obligations or agreements, and shall not oppose the granting of such relief on the basis that RMT Partner, Remainco or Spinco has an adequate remedy at law or in damages.

11. Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the parties hereto agrees that: (i) he or it (as applicable) shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) he or it (as applicable) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) he or it (as applicable) waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) he or it (as applicable) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 16 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service

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thereof and (E) he or it (as applicable) shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 11(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 11(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) HE OR IT (AS APPLICABLE) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) HE OR IT (AS APPLICABLE) MAKES THIS WAIVER VOLUNTARILY AND (IV) HE OR IT (AS APPLICABLE) HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 11(C).

12. Modification or Amendment. This Agreement may be amended, modified or supplemented only in writing by the parties hereto.

13. Waivers. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

14. Assignment. This Agreement shall not be assignable by operation of Law or otherwise, except that the obligations of the Stockholders under this Agreement may be assigned pursuant to the proviso in the first sentence of Section 2. Any assignment in contravention of the preceding sentence shall be null and void.

15. No Third-Party Beneficiaries. This Agreement is not intended to and does not confer upon any Person other than the parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied.

16. Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (i) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested or (iii) sent by email; provided that the email transmission is promptly confirmed by telephone

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or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 16:

(A) if to RMT Partner to:

Discovery, Inc.

230 Park Avenue South

New York, New York 10003

Attn: Bruce Campbell

Email:

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attn:	Jeffrey J. Rosen
Jonathan E. Levitsky
Sue Meng
Email:	jrosen@debevoise.com
jelevitsky@debevoise.com
smeng@debevoise.com

(B) if to a Stockholder to:

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

E-Mail: mflessner@libertymedia.com

With a copy (which shall not constitute notice) to:

Sherman & Howard L.L.C.

633 Seventeenth Street

Suite 3000

Denver, CO 80202

Attn:	Steven D. Miller
Jeffrey R. Kesselman
E-Mail:	smiller@shermanhoward.com
jkesselman@shermanhoward.com

(C) if to Remainco or Spinco to:

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention: SVP – Corporate Strategy and Development

Email:

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention:  Senior Executive Vice President and General Counsel

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with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attn:	Eric M. Krautheimer
Melissa Sawyer
Email:	krautheimere@sullcrom.com
sawyerm@sullcrom.com

17. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such illegality, invalidity or unenforceability, except as a result of such modification, nor shall such illegality, invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

18. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto.

19. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

20. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF) or by other electronic means), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

21. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

22. No Ownership Interests. Nothing contained in this Agreement shall be deemed to vest in RMT Partner, Remainco or Spinco any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholder. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including RMT Partner, Remainco and Spinco, for the purposes of Rule 13d-5(b)(1) of the Exchange Act or for any other similar provision of applicable Law.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DISCOVERY, INC.

By:	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Development, Distribution & Legal Officer

AT&T INC.

By:	/s/ Stephen McGaw
	Name:	Stephen McGaw
	Title:	Senior Vice President, Corporate Strategy and Development

MAGALLANES, INC.

By:	/s/ Stephen McGaw
	Name:	Stephen McGaw
	Title:	President

[Signature page to RMT Partner JM Voting Agreement]

[STOCKHOLDERS]

John C. Malone

/s/ John C. Malone

John C. Malone 1995 Revocable Trust

/s/ John C. Malone
John C. Malone, Trustee

Malone Discovery 2021 Charitable Remainder Unitrust

/s/ John C. Malone
John C. Malone, Trustee

Malone CHUB 2017 Charitable Remainder Unitrust

/s/ John C. Malone
John C. Malone, Trustee

[Signature page to RMT Partner JM Voting Agreement]

SCHEDULE A

Name of Stockholder	Number of shares of RMT Partner Series A Common Stock	Number of shares of RMT Partner Series B Common Stock
John C Malone 1995 Revocable Trust	2,000	5,923,019
Malone Discovery 2021 Charitable Remainder Unitrust	804,323	0
Malone CHUB 2017 Charitable Remainder Unitrust	300,000	0

Annex D

ExecutionVersion

VOTING AGREEMENT

This VOTING AGREEMENT, is made and entered into as of May 17, 2021 (this “Agreement”), by and among the stockholders listed on the signature pages hereto (the “Stockholder”), Discovery, Inc., a Delaware corporation (“RMT Partner”), AT&T Inc., a Delaware corporation (“Remainco”), and Magallanes, Inc., a Delaware corporation (“Spinco”).

RECITALS

WHEREAS, as of the date hereof, each Stockholder is the Beneficial Owner of the number of shares of RMT Partner Series A-1 Preferred Stock and RMT Partner Series C-1 Preferred Stock, in each case set forth opposite such Stockholder’s name on Schedule A hereto (together with such additional shares of Pre-Closing RMT Partner Voting Capital Stock that become Beneficially Owned by such Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof until the Expiration Date, the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, RMT Partner, Remainco, Spinco and Drake Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of RMT Partner, are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Spinco (the “Merger”), with Spinco surviving the Merger as a wholly owned subsidiary of RMT Partner;

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement, at a meeting of the stockholders of RMT Partner (the “Stockholders Meeting”) duly called in accordance with the Merger Agreement, the stockholders of RMT Partner will vote upon (i) the Amended RMT Partner Charter (which vote will require the approval of (w) the shares of RMT Partner Series A-1 Preferred Stock, voting as a class; (x) the shares of RMT Partner Series C-1 Preferred Stock, voting as a class; (y) the shares of RMT Partner Series B Common Stock, voting as a class; and (z) the shares of Pre-Closing RMT Partner Voting Capital Stock, voting as a class); and (ii) the RMT Partner Share Issuance (which vote will require the approval of the shares of Pre-Closing RMT Partner Voting Capital Stock, voting as a class);

WHEREAS, the consummation of the transactions contemplated by the Merger Agreement is conditioned upon the approval of the Amended RMT Partner Charter and the RMT Partner Share Issuance;

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) at the Charter Amendment Effective Time, RMT Partner will cause the Amended RMT Partner Charter to be executed, acknowledged and filed with the Secretary of State of Delaware as provided in Sections 242 and 245 and the other applicable provisions of the General Corporation Law of the State of Delaware and (ii) at the Effective Time, RMT Partner will consummate the RMT Partner Share Issuance;

WHEREAS, pursuant to the RMT Partner Charter Amendment, among other things, each share of (i) RMT Partner Series A Common Stock issued and outstanding or held by RMT Partner as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, designated as Series A Common Stock (the “Common Stock”), (ii) RMT Partner Series B Common Stock issued and outstanding or held by RMT Partner as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock, (iii) RMT Partner Series C Common Stock issued and outstanding or held by RMT Partner as treasury stock as of immediately prior to the

Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock, (iv) RMT Partner Series A-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of Common Stock and (v) RMT Partner Series C-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of Common Stock as the number of shares of RMT Partner Series C Common Stock each such share of RMT Partner Series C-1 Preferred Stock would have been convertible into under the Existing RMT Partner Charter (including, the Series C-1 Preferred Certificate of Designations) in effect immediately prior to the Effective Time;

WHEREAS, as a condition and inducement to the willingness of RMT Partner, Remainco and Spinco to enter into the Merger Agreement, Remainco and Spinco have required that the Stockholder enters into this Agreement, and the Stockholder desires to enter into this Agreement to induce Remainco and Spinco to enter into the Merger Agreement and to agree to certain exclusivity and related provisions included therein; and

WHEREAS, concurrently with the execution of this Agreement, Dr. John C. Malone, RMT Partner, Remainco and Spinco are entering into a Voting Agreement, dated as of the date hereof, pursuant to which Mr. Malone is agreeing to vote the shares of Pre-Closing RMT Partner Voting Capital Stock Beneficially Owned by him in favor of the approval of the Amended RMT Partner Charter and the RMT Partner Share Issuance on terms and subject to conditions substantially similar to as those set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Voting of Shares. From the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date (the “Support Period”), at every meeting of holders of capital stock of RMT Partner called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the holders of capital stock of RMT Partner with respect to any of the following (except with respect to the Stockholder’s right to vote on Special A-1 Class Vote Matters (as defined in the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock of RMT Partner) with respect to which the Stockholder shall have no obligation to vote or cause to be voted the Subject Shares under this Agreement but with respect to which the Stockholder has obligations under that certain Consent Agreement, entered into contemporaneously herewith by RMT Partner and the Stockholders (the “Consent Letter”), the Stockholder shall (1) appear (in person, including virtually, or by proxy) at each such meeting (including every adjournment or postponement thereof) or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of establishing a quorum and (2) vote or cause to be voted all of the Subject Shares that the Stockholder is entitled to vote:

(a) in favor of the RMT Partner Share Issuance;

(b) in favor of the RMT Partner Charter Amendment, including the share reclassifications and conversions, the board structure and all other terms set forth therein (and, in the event that the RMT Partner Charter Amendment is presented as more than one proposal, in favor of each such proposal);

(c) in favor of the Merger (but not, for the avoidance of doubt, the Alternative Transaction Structure);

(d) in favor of any proposal to adjourn or postpone such meeting of the RMT Partner’s stockholders to a later date if such adjournment or postponement is proposed in compliance with the provisions of Section 8.5 of the Merger Agreement;

(e) against any RMT Partner Acquisition Proposal or any RMT Partner Superior Proposal (without regard to the terms of such RMT Partner Acquisition Proposal or RMT Partner Superior Proposal, as applicable); and

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(f) against any amendment of the Organizational Documents of RMT Partner (other than the RMT Partner Charter Amendment) or other action or agreement of RMT Partner, in each case for which the vote or consent of the applicable class of capital stock of RMT Partner is required to authorize such action or agreement, that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of RMT Partner under the Merger Agreement, (ii) result in any of the conditions to the consummation of the Transactions under the Merger Agreement or the Separation and Distribution Agreement not being fulfilled, or (iii) impede, frustrate, interfere with, delay, postpone or adversely affect the Transactions; provided, that Remainco has advised the Stockholder of such asserted effect set forth in clause (i), (ii) or (iii) in writing at least ten (10) Business Days prior to the applicable vote. In furtherance of the foregoing, the Stockholder and RMT Partner shall notify Remainco of any action or consent of the holders of Series A-1 Preferred Stock or Series C-1 Preferred Stock proposed to be taken or given written consent pursuant to the Series A-1 or Series C-1 Preferred Certificate of Designations in writing to the extent practical, at least twenty (20) Business Days prior to, and in any event prior to, the applicable action or consent.

2. Transfer of Shares. The Stockholder agrees that, during the Support Period, other than the reclassification to be effected pursuant to the RMT Partner Charter Amendment, the Stockholder will not, directly or indirectly, (i) sell, transfer, distribute, pledge, hypothecate, donate, assign, appoint or otherwise dispose of or encumber (each of the foregoing, a “Transfer”) any of the Subject Shares; (ii) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any Subject Shares, (iv) enter into any agreement, arrangement or understanding with any Person, or take any other action, that would conflict with, restrict, limit, violate or interfere with the performance of the Stockholder’s representations, warranties, covenants and obligations hereunder, or (v) take any action that would reasonably be expected to restrict or otherwise adversely affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement; provided, however, that the foregoing shall not apply to (x) any conversion of RMT Partner Class C-1 Preferred Stock, (y) any RMT Partner Class C Common Stock and (z) the shares that are subject to the collar transactions described in the Amendment No. 14 to the Schedule 13D filed by the Stockholders on February 24, 2021; provided, further, that the foregoing shall not prevent the Stockholders from transferring any Subject Shares to any Person who signs a joinder to this Agreement (in a form reasonably acceptable to RMT Partner) to agree to, and be bound by, the applicable Stockholder’s obligations herein. Any Transfer in violation of this provision shall be void ab initio. RMT Partner agrees not to register the Transfer of any certificate or book-entry representing any Subject Shares on the books of RMT Partner unless such Transfer is made in compliance with this Agreement. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by the Stockholders in connection with the Transactions.

3. Acquisition Proposals. Except with respect to any Transfer by the Stockholders as contemplated by Section 2, (a) the Stockholders shall not and shall instruct and use their respective reasonable best efforts to cause their respective Affiliates and their Representatives not to, directly or indirectly, (i) initiate, solicit, propose or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an RMT Partner Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any RMT Partner Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an RMT Partner Acquisition Proposal, (iii) provide any information to any Person in connection with any RMT Partner Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an RMT Partner Acquisition Proposal, or (iv) otherwise knowingly facilitate any effort or attempt to make any RMT Partner Acquisition Proposal or (v) make any public statement approving or recommending, any inquiry, proposal or offer which constitutes, or would reasonably be expected to lead to, an RMT Partner Acquisition Proposal, and the Stockholders shall not, alone or together with any other Person, make an RMT Partner Acquisition Proposal, and (b) if either Stockholder receives any inquiry or proposal regarding any RMT Partner Acquisition Proposal, such Stockholder shall promptly inform RMT Partner, Remainco and Spinco of such inquiry or proposal and the details thereof.

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4. Additional Covenants of the Stockholders.

(a) Further Assurances. From time to time and without additional consideration, the Stockholders shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as are reasonably necessary in order to perform their respective obligations under this Agreement.

(b) Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the shares of capital stock of RMT Partner by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “shares of capital stock of RMT Partner” and “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(c) Notice of Acquisitions. Each Stockholder hereby agrees to notify RMT Partner, Remainco and Spinco in writing as promptly as practicable of the number of any additional shares of Pre-Closing RMT Partner Voting Capital Stock of which such Stockholder acquires Beneficial Ownership on or after the date hereof; provided, that any timely filing with the SEC by a Stockholder pursuant to Section 13 or Section 16 of the Exchange Act reporting any such acquisition shall constitute notice with respect to this Section 4(c).

(d) Disclosure. Without reasonable prior notice (including reasonable opportunity to review and comment) provided to the Stockholders by RMT Partner and the prior written consent of the Stockholders, RMT Partner, Remainco and Spinco shall not include in any press release or disclose in any announcement or disclosure required by the SEC, including in the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement any information relating to any Stockholder or any of its Affiliates other than a Stockholder’s identity and ownership of the Stockholder’s Subject Shares or the nature of the Stockholder’s obligations under this Agreement or the Consent Letter; provided, that the foregoing shall not restrict RMT Partner, Remainco and Spinco from making any disclosure, public statements or filings with a regulatory authority (other than filings and correspondence with the SEC related to the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement (including the background section thereof)), in connection with a legal process, to enforce their rights under any agreement relating to the Transactions or as otherwise required by law. Except as required by Law, the Stockholders shall not make any public statement regarding this Agreement, the Merger Agreement or the Transactions without the prior written consent of RMT Partner after consultation with Remainco; provided, that the foregoing shall not restrict the Stockholders from making any disclosure or other public statement approved by RMT Partner substantially consistent with any previous disclosure or public statement or as required to be made by the Stockholders under applicable Law, including any amendment filed with the SEC on Schedule 13D.

5. Transaction Litigation. The Stockholders and RMT Partner, on the one hand, and Remainco and Spinco, on the other hand, shall promptly advise one another in writing of any (i) RMT Partner Transaction Litigation or Spinco Transaction Litigation, as applicable, or (ii) other litigation, whether or not brought by a stockholder of RMT Partner or Remainco, as applicable, relating to this Agreement, the Merger Agreement or the Transactions that is brought or, to the applicable party’s knowledge, threatened against such party or any of its Affiliates in its or their capacity as a participant in the Transactions (together, “Transaction Litigation”), and the Stockholders, RMT Partner, Remainco and Spinco, as applicable, shall keep one another informed on a reasonably prompt basis regarding any such Transaction Litigation.

6. Regulatory Commitment. The Stockholders shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to assist and cooperate in obtaining any necessary regulatory approvals; provided, that neither Stockholder nor any such Subsidiaries shall be required to (i) sell, divest, hold separate or otherwise dispose of any portion of their respective assets, properties or businesses, (ii) take any action that limits their freedom of action with respect to, or their ability to retain, one or more of their assets, properties or businesses or (iii) take or agree to take any other action or agree to any limitation that would have an adverse effect on the

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business, assets, liabilities, results of operations or condition (financial or otherwise) of the Stockholders or any of their Affiliates.

7. Representations and Warranties of the Stockholder. Each Stockholder on its own behalf hereby represents and warrants as of the date hereof to RMT Partner, Remainco and Spinco, with respect to such Stockholder and such Stockholder’s ownership of the Subject Shares as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and any filings by the Stockholder with the SEC, the execution, delivery and performance by the Stockholder of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Transactions.

(b) No Conflicts. Neither the execution and delivery of this Agreement, nor the performance by the Stockholder of his obligations hereunder, nor compliance with the terms hereof, will violate, conflict with or result in a material breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, other agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder, other than any such violation, conflict, breach or default that would not, individually or in the aggregate, be reasonably expected to prevent or materially delay its performance hereunder or the consummation of the Merger or the RMT Partner Charter Amendment.

(c) The Subject Shares. The Stockholder is the Beneficial Owner of, and has good and marketable title to, the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto, free and clear of any and all security interests, liens, encumbrances, equities, claims, options or limitations of whatever nature (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares), except for any such liens or other restrictions arising under applicable securities Laws or under the Existing Charter or any of the Certificates of Designations. The Stockholder does not Beneficially Own any shares of Pre-Closing RMT Partner Voting Capital Stock other than the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto. The Stockholder has, or will have at the time of the applicable meeting of holders of shares of capital stock of RMT Partner, the sole right to vote or direct the vote of, or to dispose of or direct the disposition of, such Subject Shares. None of the Subject Shares is subject to any voting trust, agreement, arrangement or restriction with respect to the voting of such Subject Shares, including without limitation the granting of any proxy or power of attorney with respect thereto, that would prevent or delay the Stockholder’s ability to perform its obligations hereunder. There are no agreements or arrangements of any kind, contingent or otherwise, obligating the Stockholder to Transfer, or cause to be Transferred, any of the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Subject Shares.

(d) Reliance by Remainco and Spinco. The Stockholder understands and acknowledges that RMT Partner, Remainco and Spinco are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

(e) Litigation. As of the date hereof, to the knowledge of the Stockholder, there is no action, proceeding or investigation pending or threatened in writing against the Stockholder that questions the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

(f) No Other Arrangements. Other than as set forth in this Agreement, the Consent Letter, or as expressly granted pursuant to the terms of the Series A-1 or Series C-1 Preferred Certificate of Designations, the

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Stockholder does not have any agreements, arrangements or understandings of any kind with RMT Partner or any other Person (i) with respect to the Transfer or voting of the Subject Shares or the Transactions, (ii) that would conflict with, restrict, limit, violate or interfere with the performance of the Stockholder’s covenants and obligations hereunder or (iii) except for the arrangements referred to on Schedule 7.16 of the RMT Partner Disclosure Letter, in connection with the transactions contemplated by the Merger Agreement.

8. Representations and Warranties.

(a) RMT Partner represents and warrants to the Stockholders as follows: RMT Partner is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the Merger Agreement by RMT Partner and this Agreement and the consummation of the Transactions have been duly and validly authorized by the board of directors of RMT Partner, and no other corporate proceedings on the part of RMT Partner are necessary to authorize the execution, delivery and performance of this Agreement or the Merger Agreement by RMT Partner and, subject to receipt of the RMT Partner Stockholder Approval, the consummation of the Transactions. RMT Partner has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of RMT Partner enforceable against RMT Partner in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Stockholders’ execution of this Agreement and performance of their obligations hereunder shall not trigger a Series A-1 Mandatory Conversion (as defined in the Existing RMT Partner Charter).

(b) Remainco represents and warrants to the Stockholders as follows: Remainco is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement and the Merger Agreement by Remainco and the consummation of the Transactions have been duly and validly authorized by the board of directors of Remainco, and no other corporate proceedings on the part of Remainco are necessary to authorize the execution and delivery of this Agreement or the Merger Agreement by Remainco and the consummation of the Transactions, other than such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). Remainco has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Remainco enforceable against Remainco in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Spinco represents and warrants to the Stockholders as follows: Spinco is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement and the Merger Agreement by Spinco and the consummation of the Transactions have been duly and validly authorized by the board of directors of Spinco, and no other corporate proceedings on the part of Spinco are necessary to authorize the execution and delivery of this Agreement or the Merger Agreement by Spinco and the consummation of the Transactions. Spinco has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Spinco enforceable against Spinco in accordance with its terms, subject to the Bankruptcy and Equity Exception.

9. Stockholder Capacity. No Stockholder executing this Agreement who is or becomes during the term hereof a director or officer of RMT Partner shall be deemed to make any agreement or understanding in this Agreement regarding such Person’s performance of his obligations as a director or officer. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the Beneficial Owner of Subject Shares and nothing herein shall limit or affect any actions taken (or any failures to act) by such Stockholder in such Stockholder’s capacity as a director or officer of RMT Partner. The taking of any actions (or any failures to act)

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by any Stockholder (including voting on matters put to the board of directors of RMT Partner or any committee thereof and making any statement at any meeting of such board or any committee thereof) in such Stockholder’s capacity as a director or officer of RMT Partner shall not be deemed to constitute a breach of this Agreement.

10. Certain Definitions. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement unless otherwise indicated. For purposes of this Agreement, the term “Beneficial Ownership” and related terms such as “Beneficially Owned” or “Beneficial Owner” have the meaning given such terms in Rule 13d-3 under the Exchange Act, and the rules and regulations promulgated thereunder, as in effect from time to time.

11. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur (the “Expiration Date”) of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date of the RMT Partner Stockholders Meeting, including any adjournments or postponements thereof, after the polls close at such meeting and only if the RMT Partner Stockholder Approval is not obtained at such meeting where a vote was taken in accordance with the Merger Agreement, (iii) any amendment, supplement or modification to the Merger Agreement or the Separation Agreement or waiver of any condition therein which would materially and adversely affect the Stockholders or increase the relative pro forma aggregate ownership percentage of Remainco’s stockholders in RMT Partner (as compared to the aggregate ownership percentage of RMT Partner’s stockholders in RMT Partner prior to the Effective) at the Effective Time (other than in a de minimis manner), in each case, if effected without the prior written consent of the Stockholders, (iv) effectuation of any Alternative Transaction Structure without the prior written consent of the Stockholders, (v) if the Triggering Event has occurred, upon a RMT Partner Change of Recommendation and (vi) the written agreement of the Stockholders, RMT Partner, Remainco and Spinco to terminate this Agreement; provided, however, that notwithstanding anything in this Agreement to the contrary, (a) no such termination shall relieve any party of any liability or damages to any other party resulting from any Willful Breach of this Agreement, (b) the provisions set forth in this Section 11, Section 7(f) and Sections 13 through 23, inclusive, shall survive the termination of this Agreement and (c) the provisions set forth in Section 4(d), Section 5, Section 6 and Section 12 shall survive the termination of this Agreement until the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms.

12. Specific Performance. The parties acknowledge and agree that (i) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (ii) the parties are relying on such covenants in connection with entering into the Merger Agreement and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause the other parties irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, the parties agree that the other parties hereunder shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond), in addition to remedies at law or in damages, as a court of competent jurisdiction may deem necessary or appropriate to restrain any other party from committing any violation of such covenants, obligations or agreements, and shall not oppose the granting of such relief on the basis that the applicable other party has an adequate remedy at law or in damages.

13. Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the parties hereto agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the

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State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 16 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 13(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 13(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 13(C).

14. Modification or Amendment. This Agreement may be amended, modified or supplemented only in writing by the parties hereto.

15. Waivers. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

16. Assignment. This Agreement shall not be assignable by operation of Law or otherwise. Any assignment in contravention of the preceding sentence shall be null and void.

17. No Third-Party Beneficiaries. This Agreement is not intended to and does not confer upon any Person other than the parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied.

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18. Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (i) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested or (iii) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 18:

(A)	if to RMT Partner to:

Discovery, Inc.

230 Park Avenue South

New York, New York

Attention: Bruce Campbell

Email:

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue New York,

New York 10022

Attn:	Jeffrey J. Rosen
Jonathan E. Levitsky
Sue Meng
Email:	jrosen@debevoise.com
jelevitsky@debevoise.com
smeng@debevoise.com

(B)	if to the Stockholders to:

Advance Publications, Inc.

1 World Trade Center

New York, NY 10007

Attention: Michael Fricklas

Email: CLO@advance.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:	Robert B. Schumer, Esq.
Ariel J. Deckelbaum, Esq.
Cullen L. Sinclair, Esq.
Email:	rschumer@paulweiss.com
ajdeckelbaum@paulweiss.com
csinclair@paulweiss.com

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(C)	if to Remainco or Spinco to:

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention: SVP – Corporate Strategy and Development

Email:

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention: Senior Executive Vice President and General Counsel

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street New York,

New York 10004

Attn:	Eric M. Krautheimer
Melissa Sawyer
Email:	krautheimere@sullcrom.com
sawyerm@sullcrom.com

19. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such illegality, invalidity or unenforceability, except as a result of such modification, nor shall such illegality, invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

20. Entire Agreement. This Agreement and, with respect to the Stockholders and RMT Partner, the Consent Letter constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto.

21. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

22. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF) or by other electronic means), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

23. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

24. Series A-1 Mandatory Conversion. Nothing in this Agreement shall trigger a Series A-1 Mandatory Conversion (as defined in the RMT Partner Existing Charter).

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25. No Ownership Interests. Nothing contained in this Agreement shall be deemed to vest in RMT Partner, Remainco or Spinco any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including RMT Partner, Remainco and Spinco, for the purposes of Rule 13d-5(b)(1) of the Exchange Act or for any other similar provision of applicable Law.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DISCOVERY, INC.

By:	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Development, Distribution & Legal Officer

AT&T INC.

By:	/s/ Stephen McGaw
	Name:	Stephen McGaw
	Title:	Senior Vice President, Corporate Strategy and Development

MAGALLANES, INC.

By:	/s/ Stephen McGaw
	Name:	Stephen McGaw
	Title:	President

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:	/s/ Steven A. Miron
	Name:	Steven A. Miron
	Title:	Chief Executive Officer

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Steven A. Miron
	Name:	Steven A. Miron
	Title:	Chief Executive Officer

[Signature page to RMT Partner A/N Voting Agreement]

SCHEDULE A

Name of Stockholder	Number of shares of RMT Partner Series A-1 Preferred Stock	Number of shares of RMT Partner Series C-1 Preferred Stock	Number of shares of Series C Common Stock
Advance/Newhouse Programming Partnership	7,852,582.44	4,099,296.50	12,507,224
Advance/Newhouse Partnership	0	214,053	2

Annex E

Execution Version

CONSENT AGREEMENT

This CONSENT AGREEMENT is entered into as of May 17, 2021 (this “Agreement”), by and among Advance/Newhouse Programming Partnership, a New York partnership (“ANPP”), Advance/Newhouse Partnership, a New York partnership (“ANP, and together with ANPP, collectively, the “Stockholders”), and Discovery, Inc., a Delaware corporation (the “Company” and, together with the Stockholders, the “parties”).

RECITALS

WHEREAS, as of the date hereof, (i) ANPP is the direct record holder as well as the Beneficial Owner of 7,852,582.44 shares of Series A-1 Convertible Participating Preferred Stock, par value $0.01 per share, of the Company (“Series A-1 Preferred Stock”), 4,099,296.50 shares of Series C-1 Convertible Preferred Stock, par value $0.01 per share, of the Company (“Series C-1 Preferred Stock”), and 12,507,224 shares of Series C Common Stock, par value $0.01 per share, of the Company (“Series C Common Stock”) and (ii) ANP is the direct record holder as well as the Beneficial Owner of 214,053 shares of Series C-1 Preferred Stock, and two shares of Series C Common Stock;

WHEREAS, it is contemplated that the Company enter into a potential business combination transaction involving the Company and certain businesses of AT&T Inc. (“AT&T”), a Delaware corporation, in accordance with an Agreement and Plan of Merger to be entered into by the Company, AT&T, Magallanes, Inc., a Delaware corporation (“Spinco”), a Delaware corporation and subsidiary of AT&T, and Drake Subsidiary, Inc., a Delaware corporation and a subsidiary of the Company, in substantially the form attached hereto as Exhibit A (as it may be amended, supplemented, modified or waived from time to time in accordance with this Agreement, the “Merger Agreement” and such transaction, the “Merger”); and

WHEREAS, in connection with the consummation of the Merger, it is contemplated that the Company will amend and restate its Restated Certificate of Incorporation (the “Existing Charter”), pursuant to which, among other things, each share of (i) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), of the Company issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, designated as Series A Common Stock (the “Common Stock”) (the “Series A Common Reclassification”), (ii) Series B Common Stock, par value $0.01 per share, (the “Series B Common Stock”) of the Company issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Series B Common Reclassification”), (iii) Series C Common Stock issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Series C Common Reclassification”), (iv) Series A-1 Preferred Stock issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of Common Stock (the “Preferred A Reclassification”) and (v) Series C-1 Preferred Stock issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of Common Stock as the number of shares of Series C Common Stock each such share of Series C-1 Preferred Stock would have been convertible into under the Certificate of Incorporation of the Company (including, the Company’s Certificate of Designation of Series C-1 Convertible Participating Preferred Stock) in effect immediately prior to the effective time (the “Preferred C Reclassification” and the Preferred C Reclassification together with the Series A Common Reclassification, the Series B Common Reclassification, Series C Common Reclassification and the Preferred A Reclassification, the “Reclassification”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Consent. ANPP hereby agrees that, concurrently with the execution and delivery of this Agreement and the Merger Agreement by the parties hereto and thereto, ANPP shall execute and deliver to the Company a consent in the form attached hereto as Exhibit B (the “Consent”). The Consent, once delivered, is irrevocable, unconditional and effective immediately; provided, however, that unless there has been a Series A-1 Mandatory Conversion (as defined in the Existing Charter), each of the following shall require the prior written consent (not to be unreasonably withheld, conditioned or delayed) of ANPP if taken or effectuated prior to the Charter Amendment Effective Time:

(a) any amendment, supplement or modification to the Merger Agreement or the Separation Agreement or waiver of any condition therein which would materially and adversely affect the Stockholders or increase the relative pro forma aggregate ownership percentage of AT&T’s stockholders in the Company (as compared to the aggregate ownership percentage of the Company’s stockholders in the Company) at the Effective Time (other than in a de minimis manner); or

(b) entry into any Alternative Transaction Structure.

2. Transfer of Shares. Each Stockholder agrees that from and after the date of this Agreement until the earlier of (x) the termination of the Merger Agreement in accordance with its terms and (y) the date that the Company has obtained the RMT Partner Stockholder Approval, it will not, directly or indirectly, (i) sell, transfer, distribute, pledge, hypothecate, donate, assign, appoint or otherwise dispose of or encumber (each of the foregoing, a “Transfer”) any shares of Series A-1 Preferred Stock, (ii) deposit any shares of Series A-1 Preferred Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Series A-1 Preferred Stock or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any shares of Series A-1 Preferred Stock, or (iv) take any action that would reasonably be expected to conflict with, violate, restrict or otherwise adversely affect such Stockholder’s legal power, authority, right and ability to comply with and perform its representations, warranties, covenants and obligations under this Agreement in any material respect; provided, however, that the foregoing shall not prevent any Stockholder from transferring any shares of Series A-1 Preferred Stock to any Person who signs a joinder to this Agreement (in a form reasonably acceptable to the Company) to agree to, and be bound by, such Stockholder’s obligations herein and, if requested by the Company, to execute a written consent in the form of the Consent. Any Transfer in violation of this provision shall be void ab initio.

3. Board Seat. The Company agrees that Steve Miron and Steven Newhouse (the “Specified Directors”) shall be designated by the Company pursuant to Section 2.8 of the Merger Agreement to serve as RMT Partner Designees at the Effective Time in the class of directors whose terms will expire at the third annual meeting of stockholders following the Effective Time; provided, however, that each such individual’s service as a director of the Company must comply with applicable Laws, including without limitation any applicable requirements of the Clayton Antitrust Act of 1914 and other competition laws and regulations, and the Company shall not be required to designate any such individual to serve as a director if a Governmental Entity (x) advises the Company that such service would be inconsistent with competition laws and regulations or (y) asserts (and after objection by the Company continues to assert that) the approval of the Transactions under applicable antitrust laws should be conditioned on the Company’s commitment not to designate such individual(s) as director(s); provided, further, that the Company shall have used its commercially reasonable efforts to limit the imposition of any such condition by the applicable Governmental Entity. For purposes of the foregoing sentence, “commercially reasonable efforts” shall not require the Company or any of its Subsidiaries to take any action that would reasonably be expected to have a Detriment. If any Specified Director is unable or unwilling to serve as a director for his initial term, then the Company shall designate such replacement(s) to serve as RMT Partner Designee(s) as may be selected by the Stockholders and reasonably acceptable to the Company, subject to the proviso of the first sentence of this Section 3. Notwithstanding the foregoing, the Company’s obligation pursuant to this Section 3 shall terminate if the Stockholders and their Affiliates hold less than 5% of the outstanding voting stock of the Company at or prior to the Effective Time.

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4. Registration Rights. Following the date hereof, the Company and the Stockholders shall enter into a registration rights agreement on customary terms (including five (5) demand rights for the Stockholders) to be effective following consummation of the Merger. In addition, any Stockholder or an Affiliate thereof may exercise any demand right under and in accordance with the terms of the Registration Rights Agreement, dated as of September 17, 2008 by and between the Company and ANPP, as amended on August 7, 2017 (the “Existing RRA”), between the date of the RMT Partner Stockholder Meeting and the Effective Time and, subject to and in accordance with the Existing RRA, if exercised, the Company shall use commercially reasonable efforts to provide that there shall be an effective registration statement available in respect of any such demand for at least one thirty (30) consecutive trading days period prior to consummation of the Merger unless such consummation is reasonably expected to occur within three (3) months of the RMT Partner Stockholder Meeting.

5. Further Assurances.

(a) From time to time and without additional consideration, each of the Stockholders and the Company shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as are reasonably necessary in order to perform its obligations under this Agreement.

(b) The Stockholders shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to assist and cooperate in obtaining any necessary regulatory approvals; provided, that neither Stockholder nor any such Subsidiaries shall be required to (i) sell, divest, hold separate or otherwise dispose of any portion of their respective assets, properties or businesses, (ii) take any action that limits their freedom of action with respect to, or their ability to retain, one or more of their assets, properties or businesses or (iii) take or agree to take any other action or agree to any limitation that would have an adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of any Stockholder or any of its Affiliates.

6. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants as of the date hereof to the Company with respect to the Stockholder and such Stockholder’s ownership of shares of Series A-1 Preferred Stock (if applicable) as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and the Consent and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms. The execution, delivery and performance by the Stockholder of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger or the Reclassification.

(b) No Conflicts. Neither the execution and delivery of this Agreement or the Consent, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms hereof or thereof, will violate, conflict with or result in a material breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, other agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder, other than any such violation, conflict, breach or default that would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger or the Reclassification.

(c) Series A-1 Preferred Stock. ANPP is the direct record holder as well as the Beneficial Owner of 7,852,582.44 shares of Series A-1 Preferred Stock, 4,099,296.50 shares of Series C-1 Preferred Stock, and 12,507,224 shares of Series C Common Stock. ANP is the direct record holder as well as the Beneficial Owner of 214,053 shares of Series C-1 Preferred Stock and two shares of Series C Common Stock. Each of ANPP and ANP own such shares free and clear of any and all security interests, liens, encumbrances, equities, claims, options or limitations of whatever nature (including any restriction on the right to vote, sell or otherwise dispose

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of such shares), except for any such lien or other restriction arising under applicable securities Laws or under the Existing Charter or any of the Certificates of Designations. None of the shares of Series A-1 Preferred Stock is subject to any agreement, arrangement or restriction with respect to such shares that would prevent or delay ANPP’s ability to perform its obligations hereunder. There are no agreements or arrangements of any kind, contingent or otherwise, obligating ANPP to Transfer, or cause to be Transferred, any shares of Series A-1 Preferred Stock and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such shares.

(d) Reliance by the Company. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the Consent.

(e) Litigation. As of the date hereof, to the knowledge of the Stockholder, there is no action, proceeding or investigation pending or threatened in writing against the Stockholder that questions the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

7. Representations and Warranties of the Company. The Company represents and warrants to the Stockholders that (a) the Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and (b) the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and, subject to receipt of the RMT Partner Stockholder Approval and the Consent, the consummation of the transactions contemplated hereby and thereby. The Company has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. Other than as set forth in the Transaction Documents and except for any other agreements, true, correct and complete copies of which have been made available to the Stockholders prior the execution of this Agreement, the Company does not have any agreements, arrangements or understandings of any kind with Dr. John C. Malone with respect to the Transactions. The Transactions and the entry into this Agreement by the Stockholder do not constitute or trigger a Series A-1 Mandatory Conversion (as defined in the Existing Charter).

8. Tax Treatment. The parties intend that for U.S. federal income tax purposes the Reclassification be treated as a tax-free transaction in which no gain or loss is recognized by the Stockholders, and neither party shall take any tax position inconsistent therewith except as otherwise required by a change in applicable law or a good faith resolution of a tax contest.

9. Certain Definitions. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement unless otherwise indicated. For purposes of this Agreement, the term “Beneficial Ownership” and related terms such as “Beneficially Owned” or “Beneficial Owner” have the meaning given such terms in Rule 13d-3 under the Exchange Act, and the rules and regulations promulgated thereunder, as in effect from time to time.

10. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the written agreement of the Stockholders and the Company to terminate this Agreement with the prior written consent of a majority of the members of the Independent Transaction Committee of the Company’s Board of Directors. For the avoidance of doubt, this Agreement shall survive the closing of the Merger. No termination of this Agreement shall relieve any party of any liability or damages to any other party resulting from any prior breach of this Agreement and the provisions set forth in Sections 9 through 24 shall survive any such termination.

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11. Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement (in each case, without the requirement to post a bond), this being in addition to any other remedy to which the parties are entitled at law or in equity, and each of the parties agrees that it shall not oppose the granting of such relief on the basis that the other party has an adequate remedy at law or in damages.

12. Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the parties hereto agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement exclusively in the Court of Chancery of the State of Delaware, or if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) it acknowledges and agrees that the mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 19 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 12(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 12(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER,

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(III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 12(C).

13. Modification or Amendment. This Agreement may be amended, modified or supplemented only in a writing signed by the Stockholders, AT&T and the Company with the prior written consent of a majority of the members of the Independent Transaction Committee of the Company’s Board of Directors.

14. Conflicting Agreements. The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement, arrangement or understanding which would conflict with or violate the terms of this Agreement. The Stockholders’ execution of this Agreement and performance of their obligations hereunder shall not trigger a Series A-1 Mandatory Conversion (as defined in the Existing Charter).

15. Disclosure. The Company shall not issue any press release or investor relations materials or make any other public disclosure, including in the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement (including in the background section thereof), or any filings with or notices to governmental authorities in connection with the Merger Agreement (other than any Regulatory Approvals (but excluding, for the avoidance of doubt, filings and correspondence with the SEC related to the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement (including in the background section thereof)), in each case, without the prior written consent of the Stockholders (not to be unreasonably withheld, conditioned or delayed) and without giving the Stockholders a reasonable opportunity to review and comment on any such press release, other materials and other public disclosure to the extent that any such press release, other materials or other public disclosure expressly refers to any Stockholder or any of its Affiliates in connection with the Transactions, including their role in the Transactions, ownership of the Company or the nature of the Stockholders’ obligations under this Agreement or the other Transaction Documents. Except as required by Law, the Stockholders shall not issue any press release or make any other public disclosure, including in any filings with or notices to governmental authorities in connection with the Merger Agreement without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) and without giving the Company a reasonable opportunity to review and comment on any such press release, other materials and other public disclosure.

16. Waivers. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law. Any waivers hereunder by the Company shall require the prior written consent of a majority of the members of the Independent Transaction Committee of the Company’s Board of Directors.

17. Assignment. This Agreement shall not be assignable by operation of Law or otherwise. Any assignment in contravention of the preceding sentence shall be null and void.

18. No Third-Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties any rights or remedies.

19. Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (i) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (ii) delivered by registered or certified mail, return

6

receipt requested or (iii) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 19:

(A) if to the Company to:

Discovery, Inc.

230 Park Avenue South

New York, NY 10003

Attention:     Bruce Campbell

Fax:               (212) 548-5848

Email:

with copies (which shall not constitute notice) to:

Discovery, Inc.

1 Discovery Place

Silver Spring, MD 20910

Attention:     Savalle Sims, Executive Vice President and General Counsel

Email:

and

Debevoise & Plimpton LLP

919 Third Avenue New York,

New York 10022

Attn:	Jeffrey J. Rosen
Jonathan E. Levitsky
Sue Meng
Email:	jrosen@debevoise.com
jelevitsky@debevoise.com
smeng@debevoise.com

and

Wachtell, Lipton, Rosen & Katz

51 W 52nd Street

New York, NY 10019

Attention: Andrew J. Nussbaum, Esq.

                 Karessa L. Cain, Esq.

Email:      AJNussbaum@wlrk.com

                 KLCain@wlrk.com

(B) if to the Stockholders to:

Advance Publications, Inc.

1 World Trade Center

New York, NY 10007

Attention: Michael Fricklas

Email:

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with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Robert B. Schumer, Esq.

                 Ariel J. Deckelbaum, Esq.

                 Cullen L. Sinclair, Esq.

Email:      rschumer@paulweiss.com

                  ajdeckelbaum@paulweiss.com

                 csinclair@paulweiss.com

The Company shall deliver to the Stockholders copies of any material written notices delivered by AT&T or Spinco to the Company under the Merger Agreement or any other Transaction Document promptly following receipt thereof by the Company.

20. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) the parties shall negotiate in good faith to modify this Agreement to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such modification, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

21. Entire Agreement. This Agreement and the Voting Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto.

22. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

23. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF) or by other electronic means), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

24. No Ownership Interests. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any shares of Series A-1 Preferred Stock. All rights, ownership and economic benefits of and relating to the shares of Series A-1 Preferred Stock shall remain vested in and belong to ANPP. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including the Company, for the purposes of Rule 13d-5(b)(1) of the Exchange Act or for any other similar provision of applicable Law.

[Signature Page Follows]

8

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DISCOVERY, INC.

By:	/s/ Bruce Campbell
Name: Bruce Campbell
Title: Chief Development, Distribution & Legal Officer

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

[Signature Page to Consent Agreement]

Exhibit A

Merger Agreement

Exhibit B

Written Consent of Holders of

Series A-1 Preferred Stock and Series C-1 Preferred Stock

May 17, 2021

WHEREAS, Advance/Newhouse Programming Partnership, a New York partnership (the “Stockholder”), being the holder of all of the outstanding shares of Series A-1 Convertible Participating Preferred Stock (“Series A-1 Preferred Stock”) of Discovery, Inc. (the “Company”), pursuant to Article VI, Section B of the Restated Certificate of Incorporation of the Company (the “Charter”), the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock (the “Certificate of Designation”) and the Delaware General Corporation Law (the “DGCL”) hereby consents to the adoption of the following actions in accordance with Section 228 of the DGCL, without the necessity of a meeting of the stockholders and directs the Secretary of the Company to file this written consent (the “Written Consent”) with the records of the meetings of the Company’s stockholders;

WHEREAS, Section 6(c) of the Certificate of Designation provides that neither the Company nor any of its Subsidiaries (as defined in the Charter) may take any action constituting a Special A-1 Class Vote Matter (as defined in the Charter) without having obtained the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Series A-1 Preferred Stock;

WHEREAS, it is proposed that the Corporation enter into an Agreement and Plan of Merger in the form attached as Annex A (as it may be amended, supplemented, modified or waived from time to time, the “Merger Agreement”), by and among the Company, AT&T Inc. (“AT&T”), a Delaware corporation, Magallanes, Inc., a Delaware corporation and a subsidiary of AT&T and Drake Subsidiary, Inc., a Delaware corporation and a subsidiary of the Company;

WHEREAS, in connection with the Merger Agreement, among other things, it is contemplated that the Company will amend and restate its Charter, pursuant to which, among other things, (i) each issued and outstanding share of the Company’s Series B Common Stock, par value $0.01 per share (“Series B Common Stock”), will be reclassified and converted into such number of shares of Series A Common Stock, par value $0.01 per share, of the Company (“Series A Common Stock”) into which such share could have been converted as provided in the Charter, (ii) each issued and outstanding share of Series C-1 Convertible Participating Preferred Stock will be reclassified and converted into such number of shares of Series C Common Stock, par value $0.01 per share (“Series C Common Stock”) into which such share could have been converted as provided in the Company’s Certificate of Designation of Series C-1 Convertible Participating Preferred Stock, (iii) each issued and outstanding share of Series C Common Stock (including those issued and outstanding as a result of the reclassifications and conversions described in the foregoing clause (ii)) will be reclassified and converted into one share of Series A Common Stock and (iv) each issued and outstanding share of Series A-1 Preferred Stock will be converted into 13.11346315 shares of Series A Common Stock (the reclassifications or conversions described in the foregoing clauses (i) through (iv), the “Reclassification”);

WHEREAS, the Stockholder, the Company and Advance/Newhouse Partnership, a New York partnership, are entering into a Consent Agreement, dated as of May 17, 2021 (the “Consent Agreement”); and

WHEREAS, capitalized terms used but not defined in this Written Consent shall have the meanings given to them in the Merger Agreement unless otherwise specified.

NOW, THEREFORE, BE IT:

RESOLVED, that, effective immediately, the Stockholder, on behalf of itself and any of its affiliates and related entities who own any of the Series A-1 Preferred Stock, hereby irrevocably and unconditionally consents to, approves and adopts in all respects the Merger Agreement and any actions required thereby, including without limitation the Merger, the RMT Partner Share Issuance, and the Reclassification, in accordance with and for purposes of any affirmative vote or written consent required pursuant to the Certificate of Designation, the DGCL or the Charter for any Special A-1 Class Vote Matter (as defined in the Certificate of Designation).

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of this 17th day of May, 2021.

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:
Name:
Title:

Annex F

SECOND RESTATED

CERTIFICATE OF INCORPORATION

OF

DISCOVERY, INC.

Discovery, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The present name of the corporation is Discovery, Inc. (the “Corporation”).

2. The Corporation was originally formed by means of a Certificate of Incorporation filed with the Secretary of State of the State of Delaware on April 28, 2008.

3. The Corporation’s Certificate of Incorporation was amended and restated by the Restated Certificate of Incorporation filed on September 17, 2008.

4. The Corporation’s Restated Certificate of Incorporation is hereby amended and restated pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), so as to read in its entirety in the form attached hereto as Exhibit A and incorporated herein by this reference.

5. This amendment and restatement of the Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the DGCL.

F-1

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Second Restated Certificate of Incorporation on the            day of     , 202    .

By:
Name:
Title:

F-2

EXHIBIT A

SECOND RESTATED CERTIFICATE OF INCORPORATION

(attached)

F-3

FIRST. Name. The name of the corporation is Warner Bros. Discovery, Inc. (the “Corporation”).

SECOND. Registered Office. The Corporation’s registered office in the State of Delaware is at Corporation Service Company, 251 Little Falls Drive in the City of Wilmington, Count of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD. Purpose. The nature of the business of the Corporation and its purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 12,000,000,000, consisting of: (x) 10,800,000,000 shares of common stock, par value $0.01 per share, all of which shall be of a single class designated as Series A Common Stock (the “Common Stock”), and (y) 1,200,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), issuable in one or more series as hereinafter provided. The number of authorized shares of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereinafter enacted, and no vote of the holders of any of the Preferred Stock or the Common Stock voting separately as a class shall be required thereon.

Immediately upon the filing and effectiveness of this Second Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), automatically and without further action on the part of holders of capital stock of the Corporation, each share of (i) Series A Common Stock, par value $0.01 per share (the “Former Series A Common Stock”), of the Corporation issued and outstanding or held by the Corporation as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Series A Common Reclassification”), (ii) Series B Common Stock, par value $0.01 per share, (the “Former Series B Common Stock”) of the Corporation issued and outstanding or held by the Corporation as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Series B Common Reclassification”), (iii) Series C Common Stock, par value $0.01 per share, (the “Former Series C Common Stock”) of the Corporation issued and outstanding or held by the Corporation as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Series C Common Reclassification”), (iv) Series A-1 Convertible Participating Preferred Stock, par value $0.01 per share, (the “Preferred A Stock”) of the Corporation issued and outstanding or held by the Corporation as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of Common Stock (the “Preferred A Reclassification”) and (v) Series C-1 Convertible Participating Preferred Stock, par value $0.01 per share, (the “Preferred C Stock”, and the Preferred C Stock together with the Former Series A Common Stock, the Former Series B Common Stock, Former Series C Common Stock and the Preferred A Stock, the “Former Stock”) of the Corporation issued and outstanding or held by the Corporation as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of Common Stock as the number of shares of Former Series C Common Stock each such share of Preferred C Stock would have been convertible into under the Certificate of Incorporation of the Corporation (including, the Certificate of Designation of Series C-1 Convertible Participating Preferred Stock of RMT Partner) in effect immediately prior to the Effective Time (the “Preferred C Reclassification” and the Preferred C Reclassification together with the Series A Common Reclassification, the Series B Common Reclassification, Series C Common Reclassification and the Preferred A Reclassification, the “Reclassification”). The Reclassification shall occur automatically as of the Effective Time without any further action by the Corporation or the holders of the shares affected thereby and whether or not any certificates representing such shares are surrendered to the Corporation. Upon the Effective Time, each certificate that as of immediately prior

F-4

to the Effective Time represented shares of Former Stock shall be deemed to represent such number of shares of Common Stock as the Former Stock such certificate represented immediately prior to the Effective Time was reclassified as in the Reclassification. The Reclassification shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Former Stock of the Corporation and all references to the Former Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Former Stock shall be deemed to be references to Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be, provided that with respect to the foregoing matters in this sentence, any reference to a number of shares of Former Stock shall be adjusted to instead refer to the number of shares of Common Stock equal to the number of shares of Common Stock such shares of Former Stock were, or would have been if outstanding at the Effective Time, reclassified as in connection with the Reclassification.

1. Provisions Relating to the Common Stock.

(a) Except as otherwise provided in this Second Restated Certificate of Incorporation or by the DGCL, each holder of shares of Common Stock shall be entitled, with respect to each share of Common Stock held by such holder, to one vote in person or by proxy on all matters submitted to a vote of the holders of Common Stock, whether voting separately as a class or otherwise.

(b) Subject to the preferences and rights, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property, stock or otherwise as may be declared thereon by the Board of Directors at any time and from time to time out of assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the preferences and rights, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

2. Provisions Relating to the Preferred Stock.

(a) The Preferred Stock may be issued at any time and from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate of designation pursuant to the applicable provisions of the DGCL (hereinafter referred to as a “Preferred Stock Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and the relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of shares of each such series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences.

(b) The Common Stock shall be subject to the express rights, powers and preferences, and the qualifications limitations and restrictions thereof, of the Preferred Stock and any series thereof as set forth in a Preferred Stock Certificate of Designation.

(c) Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Restated Certificate of Incorporation or on a Preferred Stock Certificate of Designation that relates solely to the rights, powers, preferences, or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon pursuant to this Second Restated Certificate of Incorporation or a Preferred Stock Certificate of Designation or pursuant to the DGCL as in effect at the time of such amendment.

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3. Voting in Election of Directors. Except as may be required by the DGCL or as provided in this Second Restated Certificate of Incorporation or in a Preferred Stock Certificate of Designation, holders of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to vote on any matter or receive notice of any meeting of stockholders.

FIFTH. Classification and Terms of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors consisting of not less than three directors nor, prior to the third annual meeting of stockholders (each annual meeting of stockholders, an “Annual Meeting”) following the Effective Time, more than thirteen directors, the exact number of directors to be determined from time to time by resolution adopted by the Board of Directors. Until the election of directors at the third Annual Meeting following the Effective Time, pursuant to Section 141(d) of the DGCL, the Board shall be divided into three classes of directors, Class I, Class II and Class III (with Class I consisting of four directors, Class II consisting of four directors and Class III consisting of five directors), with the directors in Class I having a term expiring at the first Annual Meeting following the Effective Time, the directors in Class II having a term expiring at the second Annual Meeting following the Effective Time and the directors in Class III having a term expiring at the third Annual Meeting following the Effective Time; provided, that the term of each director shall continue until the election and qualification of a successor and be subject to such director’s earlier death, resignation or removal. At the first Annual Meeting following the Effective Time, successors to the Class I Directors whose terms expire at the first Annual Meeting following the Effective Time shall be elected for a term expiring at the second Annual Meeting following the Effective Time. At the second Annual Meeting following the Effective Time, successors to the Class I Directors whose term expires at the second Annual Meeting following the Effective Time and successors to the Class II Directors whose term expires at the second Annual Meeting following the Effective Time shall be elected for a term expiring at the next Annual Meeting. Commencing with the election of directors at the third Annual Meeting following the Effective Time (at which the terms of the Class I, Class II and Class III directors will expire), the Board shall cease to be classified pursuant to Section 141(d) of the DGCL, and all directors shall have terms that expire at the next Annual Meeting. Any vacancy prior to the first Annual Meeting following the Effective Time resulting from the death, resignation or removal of any director designated by AT&T Inc. or the Corporation pursuant to the Agreement and Plan of Merger dated as of May 17, 2021 among AT&T Inc., Magallanes, Inc., the Corporation and Drake Subsidiary, Inc. shall be filled solely by a majority of the directors designated by the entity that designated the director who died, resigned or was removed, even if less than a quorum. Any other vacancy on the Board of Directors or any newly created directorships may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy or newly created directorship shall hold office for a term that shall coincide with the term of the class in which such director shall have been chosen or, following the termination of the classification of the Board of Directors, each director so chosen shall hold office for a term expiring at the next Annual Meeting held after his or her election as director and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Prior to the third Annual Meeting following the Effective Time, directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the outstanding shares of Common Stock then entitled to vote at any annual or special meeting of stockholders.

SIXTH. Director Exculpation. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, provided that nothing contained in this Article SIXTH shall eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

F-6

SEVENTH. Stockholder Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.

EIGHTH. Special Meetings. Except as otherwise required by law and subject to any rights granted to holders of shares of any then outstanding class or series of Preferred Stock in a Preferred Stock Certificate of Designation, special meetings of the stockholders of the Corporation for any purpose or purposes may be called only by the Chairperson of the Board of Directors or the Chief Executive Officer or pursuant to a resolution of the Board of Directors adopted by at least a majority of the directors then in office. The stockholders of the Corporation shall not have the power to call a special meeting of the stockholders of the Corporation.

NINTH. Amendment of the Certificate of Incorporation. The Corporation reserves the right to amend, alter or repeal any provision contained in this Second Restated Certificate of Incorporation in the manner now or hereafter prescribed by the DGCL, and all rights herein conferred upon stockholders or directors are granted subject to this reservation; provided, however, that any amendment, alteration or repeal of Article SIXTH shall not adversely affect any right or protection existing under this Second Restated Certificate of Incorporation immediately prior to such amendment, alteration or repeal, including any right or protection of a director thereunder in respect of any act or omission occurring prior to the time of such amendment, alteration or repeal. Notwithstanding anything to the contrary contained in this Second Restated Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Articles FIFTH, SEVENTH, EIGHTH, this Article NINTH and Articles TENTH and ELEVENTH may be amended, altered or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless in addition to any other vote required by this Second Restated Certificate of Incorporation or otherwise required by law, an amendment, alteration or repeal of Articles FIFTH, SEVENTH, EIGHTH, this Article NINTH and Articles TENTH and ELEVENTH is approved at a meeting of the stockholders called for that purpose by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock then entitled to vote at any annual or special meeting of stockholders.

TENTH. Amendment of the By-Laws. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to amend, alter or repeal the By-Laws of the Corporation, without the assent or vote of stockholders of the Corporation. Any amendment, alteration or repeal of the By-Laws of the Corporation by the Board of Directors shall require the affirmative vote of at least a majority of the directors then in office.

ELEVENTH. Exclusive Jurisdiction for Certain Actions. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall to the fullest extent permitted by law be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, stockholder or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action or proceeding asserting a claim arising out of or pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery (including, without limitation, any action asserting a claim arising out of or pursuant to this Second Restated Certificate of Incorporation or the By-Laws of the Corporation) or (d) any action or proceeding asserting a claim governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article ELEVENTH.

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Annex G

Opinion of Allen & Company LLC

May 16, 2021

The Board of Directors

Discovery, Inc.

230 Park Avenue South

New York, New York 10003

The Board of Directors:

We understand that Discovery, Inc., a Delaware corporation (“Discovery”), Drake Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Discovery (“Merger Sub”), AT&T Inc., a Delaware corporation (“AT&T”), and Magallanes, Inc., a Delaware corporation (“Spinco”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”). As more fully described in the Merger Agreement, after giving effect to the Related Transactions (defined below) and assuming an alternative transaction structure as permitted in the Merger Agreement is not effected, Discovery will effect a business combination of Discovery and the business, operations and activities that constitute the WarnerMedia segment of AT&T (such business segment, the “Business”) through the merger of Merger Sub with and into Spinco, with Spinco as the surviving corporation (the “Merger”), pursuant to which all outstanding shares of the common stock, par value $0.01 per share, of Spinco (“Spinco Common Stock”) will be converted into, and exchangeable for, the right to receive an aggregate number of newly issued shares of Series A common stock, par value $0.01 per share, of Discovery (“New Discovery Series A Common Stock”) determined pursuant to a formula set forth in the Merger Agreement such that the pro forma equity ownership on a fully diluted basis in the combined company for holders of New Discovery Series A Common Stock and former holders of Spinco Common Stock upon consummation of the Merger will be 29% and 71%, respectively, subject to certain adjustments (as to which adjustments we express no opinion) as specified in the Merger Agreement (such aggregate number of shares of New Discovery Series A Common Stock so issuable in the Merger, the “Merger Consideration”).

We also understand that, prior to consummation of the Merger and as contemplated by the Merger Agreement and a Separation and Distribution Agreement (the “Separation Agreement” and, together with the Merger Agreement, the “Agreements”) proposed to be entered into among Discovery, Spinco and AT&T, among other things, (i) all outstanding series of Discovery common stock and preferred stock will be reclassified and converted into newly issued shares of a single class of New Discovery Series A Common Stock (the “Discovery Reclassification and Conversion”), (ii) certain assets held, owned or used by AT&T and its subsidiaries to conduct the Business will be transferred to, and certain related liabilities will be assumed by, Spinco and its subsidiaries, together with the other steps of the separation plan contemplated by the Separation Agreement, (iii) a debt financing will be undertaken by Spinco, and AT&T will receive $43 billion (subject to adjustment) in a combination of a special cash payment, debt securities and Spinco’s retention of certain debt, and (iv) all outstanding shares of Spinco Common Stock will be distributed to holders of AT&T common stock through a pro rata distribution, exchange offer or combination thereof (such transactions referenced in clauses (i) through (iv) above, together with the other transactions contemplated by the Agreements (other than the Merger), collectively, the “Related Transactions”). We further understand that, in connection with the Merger and the Related Transactions, a transition services agreement and various other ancillary agreements and arrangements will be entered into among Discovery, Spinco, AT&T and/or certain of their respective subsidiaries. The terms and conditions of the Merger and the Related Transactions are set forth more fully in the Agreements and related agreements.

Allen & Company LLC (“Allen & Company”) has acted as a financial advisor to Discovery in connection with the proposed Merger and has been asked to render an opinion to the Board of Directors of Discovery (the “Board”) as to the fairness, from a financial point of view, to Discovery of the Merger Consideration provided for pursuant to the Merger Agreement. For such services, Discovery has agreed to pay to Allen & Company cash

The Board of Directors

Discovery, Inc.

May 16, 2021

fees, of which a portion is payable upon the delivery of this opinion (the “Opinion Fee”) and the principal portion is contingent upon consummation of the Merger. No portion of the Opinion Fee is contingent upon either the conclusion expressed in this opinion or successful consummation of the Merger. Discovery also has agreed to reimburse Allen & Company’s reasonable expenses and to indemnify Allen & Company and related parties against certain liabilities arising out of our engagement.

Allen & Company, as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Allen & Company in the past has provided, currently is providing and in the future may provide investment banking services to Discovery and/or its affiliates and certain of their related entities for which Allen & Company has received or may receive compensation. As the Board is aware, during the two-year period prior to the date hereof, Allen & Company had not provided investment banking services to Discovery unrelated to the Merger for which Allen & Company received compensation, although Allen & Company acted as financial advisor to an entity controlled by an affiliate of John C. Malone, a significant stockholder of Discovery, in connection with an acquisition and minority investment for which Allen & Company received compensation. Allen & Company also in the past has provided and in the future may provide investment banking services to AT&T and/or its affiliates and certain of their related entities for which Allen & Company has received or may receive compensation. As the Board is aware, during the two-year period prior to the date hereof, Allen & Company had not provided investment banking services to AT&T for which Allen & Company received compensation, although Allen & Company acted as a financial advisor to the special committee of the board of directors of a company in which AT&T was a controlling stockholder in connection with a sale transaction for which Allen & Company received compensation. As the Board also is aware, a managing director of Allen & Company (who is not a member of the Allen & Company transaction advisory team for the Merger) is a member of the Board and, in connection with the Merger, the Independent Transaction Committee of the Board. In the ordinary course, Allen & Company as a broker-dealer and certain of Allen & Company’s affiliates, directors and officers have invested or may invest, hold long or short positions and may trade, either on a discretionary or non-discretionary basis, for their own or beneficiaries’ account or for those of Allen & Company’s clients, in the debt and equity securities (or related derivative securities) of Discovery, AT&T, Spinco and/or their respective affiliates. The issuance of this opinion has been approved by Allen & Company’s opinion committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with Discovery and the industry in which Discovery and the Business operate as well as information that we received during the course of this assignment, including information provided by the managements of Discovery and AT&T in the course of discussions relating to the Merger and the Related Transactions as more fully described below. In arriving at our opinion, we neither conducted a physical inspection of the properties or facilities of the Business, Discovery or any other business or entity nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Business, Discovery or any other business or entity, or conducted any analysis concerning the solvency or fair value of the Business, Discovery or any other business or entity. We have not investigated, and make no assumption and express no opinion or view regarding, any actual or potential litigation, proceedings or claims involving or impacting the Business, Discovery or any other business or entity and we have assumed, with your consent, that there will be no developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

In arriving at our opinion, we have, among other things:

(i)	reviewed the financial terms of a draft, dated May 15, 2021, of the Merger Agreement and a draft, dated May 16, 2021, of the Separation Agreement;

The Board of Directors

Discovery, Inc.

May 16, 2021

(ii)

reviewed certain publicly available business and financial information relating to the Business and Discovery, including public filings of AT&T and Discovery, and historical market prices and trading volumes for Discovery common stock;

(iii)

reviewed certain financial information relating to the Business provided to or discussed with us by the respective managements of AT&T and Discovery, including certain internal financial forecasts, estimates and other financial and operating data relating to the Business prepared by the management of AT&T and as adjusted and extended per the management of Discovery;

(iv)

reviewed certain financial information relating to Discovery, including certain internal financial forecasts, estimates and other financial and operating data relating to Discovery, provided to or discussed with us by the management of Discovery;

(v)	held discussions with the respective managements of Discovery and AT&T relating to the operations, financial condition and prospects of the Business and Discovery;

(vi)	held discussions with the management of Discovery as to potential net synergies expected by the management of Discovery to result from the Merger;

(vii)

reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that we deemed generally relevant in evaluating the Business and Discovery;

(viii)

reviewed, for informational purposes, certain potential pro forma financial effects of the Merger and the Related Transactions on Discovery based on the internal financial forecasts, estimates and other financial and operating data of the Business and Discovery and the potential net synergies referred to above; and

(ix)	conducted such other financial analyses and investigations as we deemed necessary or appropriate for purposes of the opinion expressed herein.

In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to us from public sources, provided to or discussed with us by the managements and other representatives of Discovery and AT&T or otherwise reviewed by us. With respect to the financial forecasts, estimates and other financial and operating data (as adjusted and extended, in the case of the Business, per the management of Discovery) and the potential net synergies from the Merger that we have been directed to utilize for purposes of our analyses, we have been advised by the respective managements of Discovery and AT&T and we have assumed, at your direction, that such financial forecasts, estimates and other financial and operating data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such managements, as applicable, as to, and are a reasonable basis upon which to evaluate, the future financial and operating performance of the Business and Discovery, such potential net synergies (including the amount, timing and achievability thereof) and other potential pro forma financial effects of the Merger and the Related Transactions and the other matters covered thereby. We also have assumed, with your consent, that the financial results, including, without limitation, the potential net synergies expected by the management of Discovery to result from the Merger, reflected in the financial forecasts, estimates and other financial and operating data utilized in our analyses will be realized in the amounts and at the times projected. We further have assumed, at your direction, that there have been no material changes in the assets, liabilities, financial condition, results of operations or prospects of the Business since the dates on which the most recent unaudited financial statements or other information (financial or otherwise) relating to the Business were made available to us and that, when delivered as contemplated by the Merger Agreement, audited and interim unaudited financial statements relating to the Business will not reflect any information that would be meaningful in any respect to our analyses or opinion. We express no opinion or view as to any financial forecasts, estimates or other financial or operating data or the assumptions on which they are based.

The Board of Directors

Discovery, Inc.

May 16, 2021

We have relied, at your direction, upon the assessments of the managements of Discovery and AT&T as to, among other things, (i) the Related Transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on the Business and Discovery of certain market, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative policies and matters relating to or otherwise affecting, the entertainment and media industries, (iii) implications for the Business and Discovery and their respective operations of the global COVID-19 pandemic, (iv) existing and future agreements and arrangements involving, and the ability to attract, retain and/or replace, key employees, customers, content providers, distributors and other commercial relationships of the Business and Discovery and (v) the ability to integrate the operations of the Business and Discovery. With your consent, we have assumed that there will be no developments with respect to any such matters that would have an adverse effect on the Business, Discovery, the Merger (including the contemplated benefits thereof) or the Related Transactions or that otherwise would impact our analyses or opinion in any meaningful respect, and also have assumed that any adjustments to the Merger Consideration or alternative transaction structure if implemented as permitted under the terms of the Merger Agreement will not have any such adverse effect or impact.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof. As you are aware, the credit, financial and stock markets, the industry in which the Business and Discovery operate and the securities of Discovery have experienced and may continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on the Business, Discovery, the Merger (including the contemplated benefits thereof) or the Related Transactions.

We have evaluated the Business and the Merger for purposes of our analyses and opinion after giving effect to the Related Transactions. We have assumed, with your consent, that the Merger and the Related Transactions will be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers, decrees and agreements for the Merger and the Related Transactions, no delay, limitation, restriction or condition, including any divestiture or other requirements or remedies, amendments or modifications, will be imposed or occur that would have an adverse effect on the Business, Discovery, the Merger (including the contemplated benefits thereof) or the Related Transactions that would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that Spinco will directly or indirectly retain or acquire all assets, properties and rights necessary for the operations of the Business, that appropriate reserves, indemnification arrangements or other provisions have been or will be made with respect to liabilities of or relating to Spinco (including the Business) that will be assumed in connection with the Merger and the Related Transactions, and that neither Spinco nor Discovery will directly or indirectly assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the Related Transactions or otherwise. We further have assumed, with your consent, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and that the Merger and the Related Transactions will otherwise qualify, as applicable, for the intended tax treatment contemplated by the Merger Agreement. In addition, we have assumed, with your consent, that the final executed Agreements will not differ from the drafts reviewed by us in any respect meaningful to our analyses or opinion.

The Board of Directors

Discovery, Inc.

May 16, 2021

Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, to Discovery of the Merger Consideration provided for pursuant to the Merger Agreement (to the extent expressly specified herein) and we express no opinion or view as to the fairness of the Merger Consideration to the holders of any class or series of securities, creditors or other constituencies of Discovery. Our opinion also does not address any Related Transactions or any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger or the Related Transactions, any adjustments to the Merger Consideration or any voting agreement, consent agreement, charter amendment, corporate governance matters, indemnification arrangements or other agreements, arrangements or understandings entered into in connection with, related to or contemplated by the Merger, the Related Transactions or otherwise. We express no opinion or view as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or other consideration payable to any officers, directors or employees of any party to the Merger or the Related Transactions or any related entities, or any class of such persons or any other party, relative to the Merger Consideration or otherwise. Our opinion, as set forth herein, relates to the relative values of the Business and Discovery. We are not expressing any opinion or view as to the actual value of New Discovery Series A Common Stock when issued in the Merger or in connection with the Discovery Reclassification and Conversion or the prices at which New Discovery Series A Common Stock or any other securities of Discovery may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger and the Related Transactions. In addition, we express no opinion or view with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Merger and the Related Transactions or otherwise or changes in, or the impact of, accounting standards, tax and other laws, regulations and governmental and legislative policies affecting the Business, Discovery, the Merger (including the contemplated benefits thereof) or the Related Transactions, and we have relied, at your direction, upon the assessments of representatives of Discovery as to such matters. This opinion does not constitute a recommendation as to the course of action that Discovery (or the Board or any committee thereof) should pursue in connection with the Merger or the Related Transactions or otherwise address the merits of the underlying decision by Discovery to engage in the Merger or the Related Transactions, including in comparison to other strategies or transactions that might be available to Discovery or which Discovery might engage in or consider.

It is understood that this opinion and our advisory services are intended for the benefit and use of the Board (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view to Discovery. This opinion does not constitute advice or a recommendation to any securityholder as to how such securityholder should vote or act on any matter relating to the Merger, the Related Transactions or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration provided for pursuant to the Merger Agreement is fair, from a financial point of view, to Discovery.

Very truly yours,

ALLEN & COMPANY LLC

Annex H

Opinion of J.P. Morgan Securities LLC

May 16, 2021

The Board of Directors

Discovery, Inc.

230 Park Avenue South

New York, New York 10003

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Discovery, Inc. (“Discovery”) of the Merger Consideration (as defined below) to be paid by Discovery in the proposed merger (the “Merger”) of a wholly-owned subsidiary of Discovery with Magallanes, Inc. (“Spinco”). Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Discovery, Drake Subsidiary, Inc., AT&T Inc. (“AT&T”) and Spinco, among other things, Discovery will effect a business combination of Discovery and the business, operations and activities that constitute the WarnerMedia segment of AT&T (such business segment, the “Business”) and, after giving effect to the Related Transactions (defined below) and assuming an alternative transaction structure as permitted in the Merger Agreement is not effected, Spinco will become a wholly-owned subsidiary of Discovery and all outstanding shares of the common stock, par value $0.01 per share, of Spinco (“Spinco Common Stock”) will be converted into, and exchangeable for, the right to receive an aggregate number of newly issued shares of Series A common stock, par value $0.01 per share, of Discovery (“New Discovery Series A Common Stock”) determined pursuant to a formula set forth in the Merger Agreement such that the pro forma equity ownership on a fully diluted basis in the combined company for holders of New Discovery Series A Common Stock and former holders of Spinco Common Stock upon consummation of the Merger will be 29% and 71%, respectively, subject to certain adjustments (as to which adjustments we express no opinion) as specified in the Merger Agreement (such aggregate number of shares of New Discovery Series A Common Stock so issuable in the Merger, the “Merger Consideration”).

We understand that, prior to consummation of the Merger and as contemplated by the Merger Agreement and a Separation and Distribution Agreement (the “Separation Agreement” and, together with the Merger Agreement, the “Agreements”) proposed to be entered into among Discovery, Spinco and AT&T, among other things, (i) all outstanding series of Discovery common stock and preferred stock will be reclassified and converted into newly issued shares of a single class of New Discovery Series A Common Stock, (ii) certain assets held, owned or used by AT&T and its subsidiaries to conduct the Business will be transferred to, and certain related liabilities will be assumed by, Spinco and its subsidiaries, together with the other steps of the separation plan contemplated by the Separation Agreement, (iii) a debt financing will be undertaken by Spinco (the “Spinco Debt Financing”), and AT&T will receive $43 billion (subject to adjustment) in a combination of a special cash payment, debt securities and Spinco’s retention of certain debt, and (iv) all outstanding shares of Spinco Common Stock will be distributed to holders of AT&T common stock through a pro rata distribution, exchange offer or combination thereof (such transactions referenced in clauses (i) through (iv) above, together with the other transactions contemplated by the Agreements (other than the Merger), collectively, the “Related Transactions”). We express no opinion as to the Related Transactions.

In connection with preparing our opinion, we have (i) reviewed a draft, dated May 15, 2021, of the Merger Agreement and a draft, dated May 16, 2021, of the Separation Agreement; (ii) reviewed certain publicly available business and financial information concerning the Business and Discovery and the industries in which they operate; (iii) compared the financial and operating performance of the Business and Discovery with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of Discovery common stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of AT&T and Discovery relating to the Business and Discovery (in the case of the Business, as adjusted and extended by the management of Discovery), as well as the estimated amount and timing of the cost savings and related expenses and synergies expected by the management of Discovery to result from the Merger (collectively, the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the managements of Discovery and AT&T with respect to certain aspects of the Merger and the Related Transactions, and the past and current business operations of the Business and Discovery, the financial condition and future prospects and operations of the Business and Discovery, the effects of the Merger and the Related Transactions on the financial condition and future prospects of Discovery, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by Discovery and AT&T or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with Discovery, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Business or Discovery under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations or prospects of the Business since the dates on which the most recent unaudited financial statements or other information (financial or otherwise) relating to the Business were made available to us, and that, when delivered as contemplated by the Merger Agreement, audited and interim unaudited financial statements relating to the Business will not reflect any information that would be meaningful in any respect to this opinion. We also have assumed that Spinco will directly or indirectly retain or acquire all assets, properties and rights necessary for the operations of the Business, that appropriate reserves, indemnification arrangements or other provisions have been or will be made with respect to liabilities of or relating to Spinco (including the Business) that will be assumed in connection with the Merger and the Related Transactions, and that neither Spinco nor Discovery will directly or indirectly assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the Related Transactions or otherwise. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, that we were directed to utilize, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Business and Discovery to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, that the Merger and the Related Transactions will otherwise qualify, as applicable, for the intended tax treatment contemplated by the Merger Agreement and will be consummated as described in the Agreements, and that the definitive Agreements will not differ in any material respects from the drafts thereof furnished to us. We have also assumed that the representations and warranties made by Discovery, Spinco, AT&T and the other parties thereto in the Agreements and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to Discovery with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger and the Related Transactions will be obtained without any adverse effect on the Business or Discovery or on the contemplated benefits of the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view, to Discovery of the Merger Consideration to be paid by Discovery in the proposed Merger and we express no opinion as to the fairness of the Merger Consideration to the holders of any class of securities, creditors or other constituencies of Discovery or as to the underlying decision by Discovery to engage in the Merger or the Related Transactions. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons relative to the Merger Consideration or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the prices at which New Discovery Series A Common Stock will trade at any future time.

We have acted as financial advisor to Discovery with respect to the proposed Merger and will receive a fee from Discovery for our services, a substantial portion of which will become payable only if the proposed Merger is consummated. In addition, Discovery has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Discovery for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on Discovery’s offerings of debt securities in May 2019 and May 2020, and acting as joint lead arranger and joint lead bookrunner on Discovery’s credit facility in April 2020. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with AT&T for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on AT&T’s offerings of debt securities in December 2019, February 2020, July 2020 and March 2021, and acting as joint lead arranger and joint lead bookrunner on credit facilities of AT&T in April 2020, December 2020 and January 2021. During the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with Advance/Newhouse Programming Partnership, a significant stockholder of Discovery. We anticipate that we and our affiliates will arrange and/or provide the Spinco Debt Financing in connection with the Merger for customary compensation. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Discovery and AT&T. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Discovery or AT&T for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Merger Consideration to be paid by Discovery in the proposed Merger is fair, from a financial point of view, to Discovery.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of Discovery (in its capacity as such) in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of Discovery as to how such stockholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of Discovery but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

The Spinco Certificate of Incorporation and the Spinco Bylaws provide as follows:

1.

Limitation on Liability. No director of Spinco shall be liable to Spinco or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (A) for any breach of the director’s duty of loyalty to Spinco or its stockholders, (B) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (C) under Section 174 of the DGCL or (D) for any transaction from which a director derived an improper benefit.

2.

Indemnification. Spinco shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in the right of Spinco) by reason of the fact that such person is or was a director, officer or employee of Spinco, or, while such person is or was a director, officer or employee of Spinco, such person is or was serving at the request of Spinco as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, but in each case only if and to the extent permitted under applicable state or federal law. This indemnification is not exclusive of any other rights to which those indemnified may be entitled, and continues after a person ceases to be a director, officer, employee or agent, and inures to the benefit of the heirs and personal representatives of such a person.

Item 21.	Exhibits and Financial Statements.

(a)	A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b)

All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement or other filing with the SEC incorporated by reference in this registration statement.

Item 22.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d)

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)

The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 17, 2021, by and among AT&T Inc., Magallanes, Inc., Discovery, Inc. and Drake Subsidiary, Inc. (attached as Annex A to the prospectus which forms part of this registration statement).†

2.1.1	Letter Agreement, dated as of July 1, 2021, by and between AT&T Inc. and Discovery, Inc. (incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q of Discovery, Inc. for the quarterly period ended September 30, 2021).

2.1.2	Letter Agreement, dated as of July 7, 2021, by and between AT&T Inc. and Discovery, Inc. (incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q of Discovery, Inc. for the quarterly period ended September 30, 2021).

2.1.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 18, 2021, by and among AT&T Inc., Magallanes, Inc., Discovery, Inc. and Drake Subsidiary, Inc.

2.2	Separation and Distribution Agreement, dated as of May 17, 2021, by and among AT&T Inc., Magallanes, Inc. and Discovery, Inc. (attached as Annex B to the prospectus which forms part of this registration statement).†

2.3	Voting Agreement, dated as of May 17, 2021, by and among Discovery, Inc., AT&T Inc., Magallanes, Inc., John C. Malone, John C. Malone 1995 Revocable Trust, Malone Discovery 2021 Charitable Remainder Unitrust and Malone CHUB 2017 Charitable Remainder Unitrust (attached as Annex C to the prospectus which forms part of this registration statement).

2.4	Voting Agreement, dated as of May 17, 2021, by and among Discovery, Inc., AT&T Inc., Magallanes, Inc., Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership (attached as Annex D to the prospectus which forms part of this registration statement).

2.5	Consent Agreement, dated as of May 17, 2021, by and among Discovery, Inc., Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership (attached as Annex E to the prospectus which forms part of this registration statement).

3.1	Certificate of Incorporation of Magallanes, Inc.

3.2	Bylaws of Magallanes, Inc.

3.3	Form of Second Restated Certificate of Incorporation of Warner Bros. Discovery, Inc. (attached as Annex F to the prospectus which forms part of the Registration Statement on Form S-1 and Form S-4).

5.1	Opinion and Consent of Sullivan & Cromwell LLP.*

8.1	Opinion of Sullivan & Cromwell LLP as to certain tax matters.*

10.1	Employee Matters Agreement, dated as of May 17, 2021, by and among AT&T Inc., Magallanes, Inc. and Discovery, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of AT&T Inc. filed on May 20, 2021).

10.2	Tax Matters Agreement, dated as of May 17, 2021, by and among AT&T Inc., Magallanes, Inc. and Discovery, Inc. (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of Discovery, Inc. filed on May 20, 2021).

21.1	Subsidiaries of Magallanes, Inc.*

23.1	Consent of Sullivan & Cromwell LLP (contained in opinion filed as Exhibit 5.1).*

Exhibit No.	Description

23.2	Consent of Sullivan & Cromwell LLP (contained in opinion filed as Exhibit 8.1).*

23.3	Consent of PricewaterhouseCoopers LLP in respect of Discovery, Inc.’s financial statements.

23.4	Consent of Ernst & Young LLP in respect of AT&T Inc.’s financial statements.

23.5	Consent of Ernst & Young LLP in respect of the WarnerMedia Business’s financial statements.

24.1	Power of Attorney of Jennifer S. Biry.

24.2	Power of Attorney of Debra L. Dial.

24.3	Power of Attorney of Pascal Desroches.

99.1	Consent of Allen & Company LLC.

99.2	Consent of J.P. Morgan Securities LLC.

99.3	Consent of Steven O. Newhouse with respect to this registration statement.

99.4	Form of Distribution Documents*

*	To be filed by amendment.
†

Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Merger Agreement and the Separation Agreement have been omitted. Magallanes, Inc. hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 18th day of November, 2021.

MAGALLANES, INC.

By:	/s/ Pascal Desroches
Pascal Desroches Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 18th day of November, 2021:

Principal Executive and Financial Officer:	Pascal Desroches Chief Executive Officer and Chief Financial Officer

Principal Accounting Officer:	Debbie Dial* Senior Vice President, Controller and Chief Accounting Officer

By:	/s/ Pascal Desroches
Pascal Desroches as attorney-in-fact for Ms. Dial, the Directors, and on his own behalf as Principal Executive and Financial Officer

DIRECTORS:

Pascal Desroches
Debra L. Dial*
Jennifer S. Biry*

/s/ Pascal Desroches
* By power of attorney